                                                                    Exhibit 99.1


                                 [DELANO LOGO]



                              ARRANGEMENT INVOLVING

                         DELANO TECHNOLOGY CORPORATION

                                       AND

                                  DIVINE, INC.






                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                                      AND

                        MANAGEMENT INFORMATION CIRCULAR

                                       OF

                         DELANO TECHNOLOGY CORPORATION





                                  June 14, 2002

                                 [DELANO LOGO]



To the Shareholders of Delano Technology Corporation ( "Delano"):

     After careful consideration, the board of directors of Delano has approved a combination between divine, inc. ("divine") and Delano by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement"). If the Arrangement is completed, each Delano common share will be exchanged for a number of shares of divine Class A common stock or a number of shares of Delano that are exchangeable on a one-for-one basis for shares of divine Class A common stock (the "Exchangeable Shares") equal to the exchange ratio for a Delano common share, as described in the attached circular. The exchange ratio is subject to adjustment, as described in the attached circular. Only certain Delano shareholders who are Canadian residents or who hold Delano common shares on behalf of Canadian residents are entitled to receive Exchangeable Shares. divine's common stock is normally quoted on the Nasdaq National Market under the trading symbol "DVIN", however, as a result of divine's recently implemented reverse stock split, divine's common stock will be quoted under the trading symbol "DVIND" through June 25, 2002. On June 14, 2002, the closing price of divine common stock was US$3.79 per share. The Exchangeable Shares will not be listed or quoted on any stock exchange.

     Under the transaction, outstanding options to purchase Delano common shares that have an exercise price less than or equal to the product of (i) the exchange ratio multiplied by (ii) the closing sale price of the divine common stock on the trading day which is ten business days prior to the effective time of the Arrangement ("In-the-Money Options") and that holders have not exercised prior to the effective time of the Arrangement will be exchanged for economically equivalent options to purchase shares of divine Class A common stock based on the same exchange ratio applicable to Delano common shares, as described above. Outstanding options to purchase Delano common shares that are not "In-the-Money Options" will be terminated under the transaction. Also under the Arrangement, outstanding warrants to purchase Delano common shares shall be amended to provide for the purchase of the number of shares of divine Class A common stock based on the same exchange ratio applicable to Delano common shares, as described above. Employees of Delano who participate in the Delano employee share purchase plan will be permitted to use funds already deposited under the plan to purchase Delano common shares before the deadline to elect to receive Exchangeable Shares (as set out in the attached circular) in order to be able to participate in the Arrangement. Any remaining funds which have been deposited pursuant to the Delano employee share purchase plan will be remitted by Delano to the relevant employees.

     The Exchangeable Shares will entitle their holders to dividends and other rights (including voting rights) that are substantially economically equivalent (without taking into account tax consequences) to those rights attaching to the shares of divine Class A common stock. Holders of Exchangeable Shares, however, will not have the right to vote at meetings of the shareholders of Delano but will, through a voting trust arrangement, be entitled to vote at meetings of divine shareholders.

     The attached document serves as a Delano management information circular. It provides detailed information concerning divine, Delano and the Arrangement. Please give all of the information contained in the attached document your careful attention. In particular, you should carefully consider the discussion in the Section entitled "Risk Factors" beginning on page 15 of the attached document. The board of directors of Delano has unanimously approved the Arrangement and recommends that the Delano shareholders vote in favour of the Arrangement. Approximately 14% of Delano's outstanding common shares are subject to an agreement between certain Delano shareholders and divine pursuant to which such Delano shareholders have already agreed to vote in favour of the Arrangement.

     Shareholders of Delano are cordially invited to attend a special meeting of shareholders to vote on the Arrangement. The meeting will be held on July 25, 2002 at 10:00 a.m. local time at the TSE Conference Centre at The Toronto Stock Exchange, the Exchange Tower, 130 King Street West, Toronto, Ontario. Only holders of Delano common shares who held such shares at the close of business on June 17, 2002 will be entitled to vote at this special meeting of shareholders.

     Please note, certificates representing Delano common shares, the letter of transmittal and election form (on blue paper) and all other documentation required to be delivered in connection with the exchange of Delano common shares pursuant to the Arrangement (but not your proxy) must be delivered to Computershare Trust Company of New York at its offices in New York, New York, USA. A pre-addressed envelope is included for your convenience.

     Your vote is very important. Whether or not you plan to attend the Delano shareholders' meeting, please complete, sign, date and return the accompanying proxy (on yellow paper) in the enclosed self-addressed stamped envelope marked "For Proxy Only" to Computershare Trust Company of Canada at its offices in Toronto, Ontario, Canada. The "For Proxy Only" envelope is postage pre-paid for mailing within Canada. If you are mailing your proxy from outside of Canada, please make sure to affix appropriate postage. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares in person. Thank you for your consideration of this matter.

Dennis Bennie

[SIGNATURE]

Chairman
Delano Technology Corporation

This document is dated June 14, 2002 and was first mailed to Delano shareholders on or about June 24, 2002.

                          DELANO TECHNOLOGY CORPORATION

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 25, 2002

To the holders of common shares of Delano Technology Corporation ("Delano"):

     A special meeting of the holders of common shares of Delano will be held at the TSE Conference Centre at The Toronto Stock Exchange, the Exchange Tower, 130 King Street West, Toronto, Ontario, on July 25, 2002 at 10:00 a.m. (Toronto time) for the following purposes:

     1. to consider, pursuant to an interim order (the "Interim Order") of the Ontario Superior Court of Justice dated April 22, 2002, and if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement") pursuant to which divine, inc. will become the owner of all the common shares of Delano issued and outstanding immediately following the Arrangement, all as more particularly described in the accompanying Delano management information circular (the "Circular"); and

     2. to transact such further or other business as may properly come before the meeting or any adjournment or postponement thereof.

     The full text of the Arrangement Resolution is set out as Annex F to the attached Circular. Delano's notice of application for the Interim Order and for a final order approving the Arrangement and the full text of the Interim Order is set out in Annex B to the attached Circular.

     Pursuant to the Interim Order, registered holders of common shares of Delano may dissent in respect of the Arrangement Resolution. If the Arrangement becomes effective, dissenting Delano registered shareholders who comply with the dissent procedures (which are described in the Circular under the heading "Dissenting Shareholder Rights") will be entitled to be paid the fair value of their common shares of Delano. Failure to comply strictly with such dissent procedures may result in the loss or unavailability of any right to dissent.

     DELANO SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED FORM OF PROXY (ON YELLOW PAPER) IN THE ENCLOSED ENVELOPE (MARKED "FOR PROXY ONLY") OR BY FACSIMILE TO DELANO TECHNOLOGY CORPORATION, C/O COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, FACSIMILE NUMBER (416) 263-9524 OR (866) 249-7775. THE "FOR PROXY ONLY" ENVELOPE IS POSTAGE PRE-PAID WITHIN CANADA. IF YOU ARE MAILING YOUR PROXY FROM OUTSIDE OF CANADA, PLEASE MAKE SURE TO AFFIX APPROPRIATE POSTAGE. THE COMPLETED FORM OF PROXY MUST BE RECEIVED BY COMPUTERSHARE TRUST COMPANY OF CANADA PRIOR TO 4:00 P.M. (TORONTO TIME) ON JULY 23, 2002 OR, IN THE EVENT THAT THE MEETING IS ADJOURNED OR POSTPONED, PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE SECOND BUSINESS DAY PRIOR TO THE DAY FIXED FOR THE ADJOURNED OR POSTPONED MEETING.

     DATED at Toronto, Ontario, the 14th day of June, 2002.


                                           By order of the Board

                                           [SIGNATURE]

                                           David L. Lewis
                                           Corporate Secretary

                              ARRANGEMENT INVOLVING

                         DELANO TECHNOLOGY CORPORATION

                                       AND

                                  DIVINE, INC.





                         MANAGEMENT INFORMATION CIRCULAR

                                       OF

                         DELANO TECHNOLOGY CORPORATION






                                  June 14, 2002

                          DELANO TECHNOLOGY CORPORATION
                         MANAGEMENT INFORMATION CIRCULAR

     The information concerning divine, inc. contained in this circular, including the Annexes, has been taken from or is based upon publicly available documents and records on file with the United States Securities and Exchange Commission, other public sources and information provided directly by divine, inc. The information concerning divine, inc. after the completion of the transaction, including pro forma financial information, has been jointly provided by divine, inc. and Delano Technology Corporation. Although Delano Technology Corporation has no knowledge that would indicate that any statement contained herein taken from or based on such documents and records is untrue or incomplete, Delano Technology Corporation assumes no responsibility for the accuracy of the information contained in such documents, or for any failure by divine, inc. to disclose events which may have occurred that may affect the significance or accuracy of any such information but which are unknown to Delano Technology Corporation.

     No person is authorized to give any information or to make any representation not contained in this circular and, if given or made, such information or representation should not be relied upon as having been authorized. The timing of the delivery of this document shall not, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this document until the date of delivery.

                 REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

     Unless otherwise indicated, all dollar amounts contained in this circular are expressed in U.S. dollars.

     Except as otherwise expressly noted, the financial information regarding divine, inc. and Delano Technology Corporation, including the Delano Technology Corporation audited financial statements and the Delano Technology Corporation unaudited financial statements, have been prepared in accordance with U.S. GAAP. Delano Technology Corporation's financial statements prepared in accordance with Canadian GAAP are also attached to this circular.

     The unaudited pro forma financial statements contained in this document have been prepared in accordance with U.S. GAAP.

                                 EXCHANGE RATES

     The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the Bank of Canada Noon Rate:

                           THREE MONTHS                 YEAR ENDED
                              ENDED                    DECEMBER 31,
                             MARCH 31,      --------------------------------
                              2002          2001          2000          1999
                              ----          ----          ----          ----

     High .............       1.61          1.60          1.56          1.53
     Low ..............       1.58          1.49          1.43          1.44
     Average ..........       1.59          1.55          1.50          1.49
     Period End .......       1.59          1.59          1.50          1.44

     On March 12, 2002, the last trading day prior to the announcement of the transaction, the exchange rate for one U.S. dollar expressed in Canadian dollars was Cdn.$1.59, based on the Bank of Canada Noon Rate. On June 14, 2002, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the Bank of Canada Noon Rate was Cdn.$1.55.

        NOTICE TO CANADIAN SHAREHOLDERS OF DELANO TECHNOLOGY CORPORATION

     divine, inc. is organized under the laws of the State of Delaware, United States. All of the directors and executive officers of divine, inc. and many of the experts named in the circular are residents of the United States. In addition, substantial portions of the assets of divine and of such individuals and experts are located outside of Canada. As a result, it may be difficult or impossible for persons who become securityholders of divine, inc. or any of its subsidiaries to effect service of process upon such persons within Canada with respect to matters arising under Canadian securities laws, or to enforce against them in Canadian courts, judgments predicated upon the civil liability provisions of Canadian securities laws. There is some doubt as to the enforceability in the United States in original actions, or in actions for enforcement of judgments of Canadian courts, or civil liabilities predicated upon Canadian securities laws. In addition, awards or punitive damages in actions brought in Canada or elsewhere may be unenforceable in the United States.

     Disclosure in this circular relating to divine, inc. has been prepared in accordance with U.S. securities laws. Shareholders should be aware that these requirements may differ from Canadian requirements. THE FINANCIAL STATEMENTS OF DIVINE, INC. INCLUDED IN THIS CIRCULAR HAVE NOT BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF CANADIAN COMPANIES.

     See the section of this circular entitled "Tax Considerations for Delano Shareholders" for certain information concerning Canadian tax consequences of the proposed arrangement with divine, inc. for shareholders of Delano Technology Corporation who are Canadian residents.

     Neither the exchangeable shares of Delano Technology Corporation nor the shares of divine, inc. Class A common stock have been approved or disapproved by the United States Securities and Exchange Commission or securities regulatory authorities in any state of the United States or province of Canada, nor has the United States Securities and Exchange Commission or the securities regulatory authorities of any state of the United States or province of Canada passed on the adequacy or accuracy of this circular. Any representation to the contrary is a criminal offence.

   CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS IN THIS DOCUMENT

     This document includes forward-looking statements that reflect the current expectations and projections of divine, inc. and Delano Technology Corporation about their future results, performance, prospects, and opportunities. divine, inc. and Delano Technology Corporation have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate," and similar expressions. These forward-looking statements are based on information currently available to divine, inc. and Delano Technology Corporation and are subject to a number of risks, uncertainties, and other factors that could cause divine, inc.'s and Delano Technology Corporation's actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

     The section entitled "Risk Factors" beginning on page 15 contains a description of these factors. Other matters, including unanticipated events and conditions, also may cause actual future results of divine, inc. and Delano Technology Corporation to differ materially from these forward-looking statements. There can be no assurance that the expectations of divine, inc. and Delano Technology Corporation will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to divine, inc. or Delano Technology Corporation, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on expectations of divine, inc. and Delano Technology Corporation as of the date of this circular. Except as required by U.S. federal securities laws, divine, inc. does not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
DELANO TECHNOLOGY CORPORATION
GLOSSARY OF TERMS ..........................................................  1
SUMMARY ....................................................................  5
RISK FACTORS ............................................................... 15
 General Risks Relating to the Proposed Transaction ........................ 15
 Risks Relating to divine .................................................. 18
 Risks Relating to Delano .................................................. 19
COMPARATIVE MARKET PRICE AND TRADING VOLUME INFORMATION .................... 20
THE SPECIAL MEETING OF DELANO SHAREHOLDERS ................................. 22
 General ................................................................... 22
 Date, Time and Place ...................................................... 22
 Purpose of the Special Meeting ............................................ 22
 Record Date for the Special Meeting ....................................... 22
 Vote Required ............................................................. 22
 Quorum .................................................................... 23
 Non-Registered Shareholders ............................................... 23
 Solicitation of Proxies and Expenses ...................................... 23
 Voting of Proxies at the Special Meeting and
   Revocation of Proxies ................................................... 23
 Dissenting Shareholder Rights ............................................. 24
 Other Matters ............................................................. 24
 Recommendation of the Delano Board of Directors ........................... 24
THE TRANSACTION ............................................................ 25
 General ................................................................... 25
 Background of the Transaction ............................................. 26
 Recommendation of Delano's Board of Directors ............................. 27
 Reasons for the Transaction ............................................... 27
 Conclusion of Delano's Board of Directors ................................. 28
 Opinion of Delano's Financial Advisor ..................................... 28
 Interests of Certain Persons in the Transaction ........................... 29
 Shareholder Voting Agreement .............................................. 30
 Court Approval of the Arrangement and
   Completion of the Transaction ........................................... 30
 Stock Exchange Listings ................................................... 31
 Regulatory Matters ........................................................ 31
 Resale of Exchangeable Shares and Shares of
   divine Common Stock ..................................................... 31
 Delisting and Deregistration of Delano
 Common Shares After the Transaction ....................................... 33
 Ongoing Canadian Reporting Obligations .................................... 33
 Treatment of Stock Options and Warrants ................................... 33
 Future Issuances of Shares ................................................ 34
 Further Issuances of Options .............................................. 34
 Expenses .................................................................. 34
COMPILATION REPORT ......................................................... 35
PRO FORMA FINANCIAL STATEMENTS ............................................. 36
PRO FORMA CAPITALIZATION ................................................... 43
THE COMBINATION AGREEMENT .................................................. 44
 Structure of the Arrangement .............................................. 44
 Completion and Effectiveness of the Arrangement ........................... 44
 Exchange of Shares on the Arrangement ..................................... 44
 Fractional Shares ......................................................... 45
 Delano's Representations and Warranties ................................... 45
 Representations and Warranties of divine .................................. 46
 Delano's Conduct of Business Before
   Completion of the Arrangement ........................................... 47
 divine's Conduct of Business Before
   Completion of the Arrangement ........................................... 48
 Material Covenants ........................................................ 49
 Employee Matters .......................................................... 50
 Other Covenants ........................................................... 50
 Conditions to Completion of the Arrangement ............................... 52
 Termination of the Combination Agreement .................................. 53
 Payment of Termination Fees and Expenses .................................. 55
 Extension, Waiver and Amendment of the
   Combination Agreement ................................................... 55
TRANSACTION MECHANICS ...................................................... 56
 The Arrangement ........................................................... 56
 Share Certificates ........................................................ 57
 Procedures for Exchange of Share Certificates
   by Shareholders ......................................................... 58
 Fractional Shares ......................................................... 59
 Reverse Stock Split of divine Common Stock ................................ 59
DESCRIPTION OF EXCHANGEABLE SHARES ......................................... 59
 General ................................................................... 59
 Voting, Dividend and Liquidation Rights ................................... 60
 Optional Redemption by Holders ............................................ 62
 Mandatory Redemption by Delano and divine Call Right ...................... 62
 Ranking ................................................................... 64
 Certain Restrictions ...................................................... 64
 Amendment and Approval .................................................... 64
 divine Support Obligation ................................................. 65
 Withholding ............................................................... 66
 Disclosure of Interest in Exchangeable Shares ............................. 66
DIVINE CAPITAL STOCK ....................................................... 66
 General ................................................................... 66
 Voting, Conversion, Dividend, Redemption,
   Liquidation and Appointment Rights ...................................... 67
 Stockholder Rights Plan ................................................... 68
DELANO SHARE CAPITAL PRIOR TO THE TRANSACTION .............................. 68
 Common Shares ............................................................. 68
 Preference Shares ......................................................... 69
DELANO SHARE CAPITAL AFTER THE TRANSACTION ................................. 69
 Common Shares ............................................................. 69
 Exchangeable Shares ....................................................... 69
BUSINESS OF DIVINE ......................................................... 69
 Overview .................................................................. 69
BUSINESS OF DELANO ......................................................... 72
 Overview .................................................................. 72
 Executive Compensation for the fiscal year
 ended March 31, 2002 ...................................................... 73
 Options Grants in Fiscal 2002 and Year End Values ......................... 73
 Option Exercises in Fiscal 2002 ........................................... 74
 Compensation of Directors ................................................. 74
 Executive Officer Employment Agreements ................................... 74

                                                                            PAGE
                                                                            ----
 Other Information Concerning Delano ......................................  75
THE COMPANIES AFTER THE TRANSACTION .......................................  75
 General ..................................................................  75
 Plans and Proposals ......................................................  75
 Directors and Officers ...................................................  75
 Share Capital Matters ....................................................  75
 Auditors .................................................................  76
 Transfer Agent and Registrars ............................................  76
TAX CONSIDERATIONS FOR DELANO SHAREHOLDERS ................................  76
 Canadian Tax Considerations for Delano Shareholders ......................  76
 Certain United States Federal Tax Considerations .........................  84
 United States Federal Income Tax
   Considerations for U.S. Holders ........................................  85
 United States Federal Income and Estate Tax
 Consequences to Non-U.S. Holders .........................................  87
 Backup Withholding and Information Reporting .............................  88
COMPARISON OF SHAREHOLDER RIGHTS ..........................................  89
 Required Vote for Certain Transactions ...................................  89
 Cumulative Voting ........................................................  89
 Calling a Shareholder Meeting ............................................  90
 Amendment of Certificate of Incorporation or
   Articles of Incorporation ..............................................  90
 Amendment of Bylaws ......................................................  90
 Dissenters' or Appraisal Rights ..........................................  91
 Oppression Remedy ........................................................  92
 Shareholder Derivative Actions ...........................................  92
 Director Qualifications ..................................................  93
 Fiduciary Duties of Directors ............................................  93
 Number of Directors ......................................................  93
 Removal of Directors .....................................................  93
 Filling Vacancies on the Board of Directors ..............................  94
 Advance Notice Provisions for Shareholder
   Nominations and Proposals ..............................................  94
 Shareholder Action by Written Consent ....................................  94
 Indemnification of Officers and Directors ................................  94
 Director Liability .......................................................  95
 Anti-Take-Over Provisions and Interested Shareholders ....................  96
 Access to Corporate Records ..............................................  96
DISSENTING SHAREHOLDER RIGHTS .............................................  96
LEGAL MATTERS .............................................................  99
INDEPENDENT AUDITORS ......................................................  99
ENFORCEABILITY OF CIVIL LIABILITIES .......................................  99
CERTIFICATE OF DELANO ..................................................... 100

Annex A--COMBINATION AGREEMENT AND AMENDMENT TO COMBINATION AGREEMENT
Annex A-1--SHAREHOLDER VOTING AGREEMENT
Annex B--INTERIM ORDER AND NOTICE OF APPLICATION
Annex C--FORM OF PLAN OF ARRANGEMENT
Annex D--FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT
Annex E--FORM OF VOTING AND EXCHANGE TRUST AGREEMENT
Annex F--ARRANGEMENT RESOLUTION
Annex G--OPINION OF BROADVIEW INTERNATIONAL LLC
Annex H--SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
Annex I--DIVINE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001 (U.S. GAAP) Annex J--DELANO FORM 10-K FOR THE YEAR ENDED MARCH 31, 2001 (U.S. GAAP)
Annex K--DELANO AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE FISCAL
  YEARS ENDED MARCH 31, 2001, 2000 AND 1999 (CANADIAN GAAP)
Annex L--DELANO MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE FISCAL YEARS
  ENDED MARCH 31, 2001, 2000 AND 1999 (CANADIAN GAAP)
Annex M--DELANO FORM 10-Q FOR THE THREE AND NINE-MONTH PERIODS ENDED
  DECEMBER 31, 2001 (U.S. GAAP)
Annex N--DELANO INTERIM FINANCIAL STATEMENTS AND INTERIM MANAGEMENT'S
  DISCUSSION AND ANALYSIS FOR THE THREE AND NINE-MONTH PERIODS ENDED
  DECEMBER 31, 2001 (CANADIAN GAAP)
Annex O--DELANO MANAGEMENT INFORMATION CIRCULAR DATED JUNE 11, 2001,
  PREPARED FOR THE ANNUAL AND SPECIAL MEETING OF DELANO SHAREHOLDERS ON
  JULY 26, 2001
Annex P--DIVINE DEFINITIVE PROXY STATEMENT FOR THE ANNUAL MEETING OF
  STOCKHOLDERS HELD ON MAY 21, 2002, AND FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION APRIL 24, 2002
Annex Q--DIVINE FORM 8-K DATED APRIL 5, 2002, RESPECTING THE PROPOSED MERGER
  TRANSACTION WITH VIANT CORPORATION
Annex R--HISTORICAL FINANCIAL STATEMENTS OF VIANT CORPORATION
Annex S--HISTORICAL FINANCIAL STATEMENTS OF ROWECOM INC.
Annex T--DIVINE FORM 10-Q FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2002
  (U.S. GAAP)
Annex U--DIVINE FORM 8-K DATED MAY 3, 2002, RESPECTING THE RESIGNATION OF
  THOMAS J. MEREDITH FROM DIVINE'S BOARD OF DIRECTORS
Annex V--DIVINE FORM 8-K DATED MAY 29, 2002, RESPECTING THE PRIVATE PLACEMENT
  WITH OAK INVESTMENT PARTNERS

                                GLOSSARY OF TERMS

"1933 ACT" means the United States Securities Act of 1933, as amended.

"1934 ACT" means the United States Securities Exchange Act of 1934, as amended.

"ACQUISITION PROPOSAL" means any offer or proposal relating to any transaction or series of related transactions involving any of the following:

     o any merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination or similar transaction involving Delano or the acquisition or purchase from Delano by any person or group of 50% or more of any class of equity securities of Delano;

     o any take-over bid or tender offer (including issuer bids and self-tenders) or exchange offer, that if consummated would result in any person or entity beneficially owning 50% or more of any class of any equity securities of Delano; or

     o any sale, lease, license or other disposition (by sale, merger or otherwise) of 50% or more of the book or market value of assets (including securities of any Delano subsidiaries) of Delano and its subsidiaries, taken as a whole.

"AFFILIATE" has the meaning ascribed thereto in the OBCA.

"ARRANGEMENT" means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement and subject to any amendments or variations thereto made in accordance with the Combination Agreement, the Plan of Arrangement or made at the direction of the Court in the Final Order.

"ARRANGEMENT RESOLUTION" means the special resolution of the Delano shareholders, to be substantially in the form and content of Annex F attached hereto.

"ARTICLES OF ARRANGEMENT" means the articles of arrangement of Delano in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made.

"AUTOMATIC EXCHANGE RIGHTS" means the benefit of the obligation of divine to effect the automatic exchange of Exchangeable Shares for shares of divine Common Stock pursuant to the Voting and Exchange Trust Agreement.

"BROADVIEW" means Broadview International LLC, financial advisor to Delano.

"BUSINESS DAY" means any day on which commercial banks are open for business in Toronto, Ontario and Chicago, Illinois other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under applicable laws or in Chicago, Illinois under applicable laws.

"CANADIAN GAAP" means Canadian generally accepted accounting principles.

"CIRCULAR" means the notice of special meeting to be sent to holders of Delano Common Shares and the management information circular in connection with the Special Meeting, as they may be amended.

"COMBINATION AGREEMENT" means the combination agreement dated as of March 12, 2002, as amended May 31, 2002, between divine and Delano, as further amended, supplemented and/or restated in accordance with its terms prior to the Effective Date, providing for, among other things, the Arrangement.

"COMPANY ACQUISITION" means, other than the transactions contemplated by the Combination Agreement, either as a single transaction or a series of transactions:

     o a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving Delano pursuant to which the shareholders of Delano immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of the transaction;

     o the acquisition or purchase by any person or group, including by way of a tender offer or an exchange offer or issuance by Delano of 50% or more of the equity securities of Delano, or the right to acquire such securities; or

     o the sale, lease, license or other disposition, by sale, merger or otherwise by Delano of assets representing 50% or more of the book or market value of the assets, including the assets of Delano and its subsidiaries, taken as a whole.

"COURT" means the Ontario Superior Court of Justice.

"DELANO" means Delano Technology Corporation, a corporation existing under the laws of the Province of Ontario.

"DELANO COMMON SHARES" means the common shares in the capital of Delano.

"DELANO ESPP" means the Delano Employee Stock Purchase Plan adopted by the Delano board of directors on January 25, 1999.

"DELANO OPTIONS" means the Delano Common Share purchase options granted under the Delano Stock Option Plan.

"DELANO STOCK OPTION PLAN" means the Delano Employee Stock Option Plan adopted by the Delano board of directors on March 5, 1999, as amended and restated on July 20, 2000.

"DELANO WARRANTS" means the share purchase warrants to purchase a total of 36,723 Delano Common Shares.

"DEPOSITARY" means Computershare Trust Company of New York.

"DIRECTOR" means the Director appointed pursuant to Section 278 of the OBCA.

"DIVINE" means divine, inc., a corporation existing under the laws of the State of Delaware.

"DIVINE COMMON STOCK" means shares of Class A common stock, par value $0.001 per share, of divine (including any attached rights issued pursuant to the divine shareholder rights agreement dated February 12, 2001 between divine and Computershare Investor Services, LLC, as amended).

"EFFECTIVE DATE" means the date shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement.

"EFFECTIVE TIME" means 12:01 a.m. (Toronto time) on the Effective Date.

"ELECTION DEADLINE" means 4:00 p.m. (Toronto time) on the date which is two Business Days prior to the Special Meeting.

"EXCHANGE RATIO" means 0.04748, subject to adjustment as provided under the Plan of Arrangement. See also "Transaction Mechanics -- Reverse Stock Split of divine Common Stock".

"EXCHANGE RIGHT" means, pursuant to the Voting and Exchange Trust Agreement, the right of the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of Exchangeable Shares, upon the occurrence and during the continuance of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), to require divine to purchase from each or any holder of Exchangeable Shares all or any part of the Exchangeable Shares held by such holder.

"EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of Delano, having the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement.

"EXCHANGEABLE SHARE SUPPORT AGREEMENT" means an agreement to be made between divine and Delano substantially in the form and content of Annex D.

"FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

"IN-THE-MONEY OPTIONS" means the Delano Options that have an exercise price per Delano Common Share less than or equal to the product of (i) the Exchange Ratio multiplied by (ii) the closing sale price of the divine Common Stock on the trading day which is ten Business Days prior to the Effective Date.

"INTERIM ORDER" means the interim order of the Court attached as Annex B, as the same may be amended, in respect of the Arrangement.

"MATERIAL ADVERSE EFFECT" means, with respect to divine or Delano or their respective subsidiaries, any change, event, circumstance or effect that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), financial condition, prospects or results of operations or financial performance of divine or Delano taken as a whole with their respective subsidiaries, other than any such change, event, circumstance, or effect resulting from (i) the announcement of the execution of the Combination Agreement or the consummation of the transactions contemplated thereby, (ii) changes, circumstances or conditions generally affecting the industry in which divine or Delano operates and not having a disproportionate effect on such party, (iii) changes in general economic conditions in the United States, Europe, Canada, or other foreign economies where divine or Delano (together with their respective subsidiaries), as applicable, have operations or sales, not having a disproportionate effect on such party; (iv) any change in or effect on the business of divine or Delano (together with their respective subsidiaries), as applicable, caused by, relating to or resulting from, directly or indirectly, the transactions contemplated by the Combination Agreement or the announcement thereof; (v) changes in the trading price for such party's capital stock; or (vi) any business conditions of such party (including the state of such person's liquidity or capital resources) to the extent set forth in the divine and Delano disclosure schedules to the Combination Agreement, as applicable. Any change in quarterly revenues, cash flow, or earnings from those most recently reported by such party or from those included in any projections disclosed to the other parties to the Combination Agreement by such person not resulting from a change, event, circumstance, or effect that would otherwise render any representation or warranty of such party in the Combination Agreement untrue or inaccurate, or from the breach of any covenant of such party in the Combination Agreement, shall not constitute a Material Adverse Effect.

"NASDAQ" means the Nasdaq National Market.

"NOTICE OF MEETING" means the notice of special meeting to be held on July 25, 2002, accompanying this Circular and sent to Delano shareholders.

"OBCA" means the Business Corporations Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time.

"PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Annex C attached hereto.

"REPLACEMENT OPTION" means an option to purchase the number of shares of divine Common Stock equal to the product of the Exchange Ratio multiplied by the number of Delano Common Shares subject to an In-the-Money Option, as adjusted for fractional shares, resulting from the exchange under the Plan of Arrangement of each In-the-Money Option outstanding at the Effective Time that has not been cancelled, terminated or duly exercised prior to the Effective Time.

"REVISED WARRANT" means a warrant which provides for the purchase of the number of shares of divine Common Stock equal to the product of the Exchange Ratio multiplied by the number of Delano Common Shares subject to a Delano Warrant, as adjusted for fractional shares, resulting from the amendment of each Delano Warrant outstanding at the Effective Time.

"SEC" means the United States Securities and Exchange Commission.

"SPECIAL MEETING" means the special meeting of holders of Delano Common Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and vote upon the Arrangement.

"SHAREHOLDER VOTING AGREEMENT" means the shareholder voting agreement made between divine and certain Delano shareholders pursuant to which such Delano shareholders have agreed, among other things, to vote their Delano Common Shares in favour of the Arrangement Resolution.

"SPECIAL VOTING SHARE" means the share of preferred stock of divine which entitles the holder of record of such share to a number of votes at meetings of holders of shares of divine Common Stock equal to the aggregate number of votes to which the holders of Exchangeable Shares outstanding from time to time (other than Exchangeable Shares held by divine or its Affiliates) would be entitled if such Exchangeable Shares were exchanged by the holders thereof for shares of divine Common Stock, which share is to be issued, deposited with and voted by the Trustee as described in the Voting and Exchange Trust Agreement.

"SUPERIOR PROPOSAL" means, under the terms of the Combination Agreement, an Acquisition Proposal that the board of directors of Delano reasonably believes in good faith, after consultation with Delano's financial advisor, to be superior to the Delano shareholders from a financial point of view compared to the terms of the Arrangement and reasonably capable of being consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

"TRANSFER AGENT" means Computershare Trust Company of Canada.

"TRUSTEE" means a Canadian trust company to be chosen by divine and Delano to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement.

"TSE" means The Toronto Stock Exchange.

"U.S. GAAP" means United States generally accepted accounting principles.

"VOTING AND EXCHANGE TRUST AGREEMENT" means an agreement to be made among divine, Delano and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Annex E attached hereto.

"VOTING RIGHTS" means the voting rights attached to the Special Voting Share.

                                     SUMMARY

     The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information contained elsewhere in this Circular and the attached Annexes. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents referred to for a more complete understanding of the Arrangement and related transactions. In particular, you should read the Annexes attached to this Circular, including the Combination Agreement and the form of Plan of Arrangement, which are attached to this Circular as Annex A and Annex C, respectively. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Glossary of Terms or elsewhere in this Circular.

     Unless otherwise noted, all dollar amounts in this document are expressed in U.S. dollars.

PARTIES TO THE TRANSACTION

                          DELANO TECHNOLOGY CORPORATION
                              302 Town Centre Blvd.
                                Markham, Ontario
                                    L3R 0E8

     Delano Technology Corporation was formed under the laws of Ontario, Canada in May 1998. Delano develops and markets customer relationship management (CRM) software that incorporates advanced analytics with interaction capabilities on a flexible and scalable technology platform. This technology enables companies to understand, personalize and manage interactions with customers across multiple communication channels. These interactions consist of both inbound and outbound communications through email, company websites, and wireless devices. Companies can use Delano software applications to gain in-depth customer knowledge by creating a unified view of the customer across disparate data, and use the customer insight to initiate marketing campaigns, and route, track and respond to customer service inquiries. Delano focuses its sales efforts on businesses in the following industries: financial services, retail, technology, telecommunications, and transportation and logistics, as well as other organizations engaged in, or focused on, business-to-business or business-to-customer commercial opportunities using the internet. Delano is also increasing its activity with channel partners to further its penetration of target industries. Delano's professional services group can assist its client's internal IT personnel to implement its products.


                                  DIVINE, INC.
                              1301 N Elston Avenue
                            Chicago, Illinois 60622

     divine is a service and software company focused on solutions for the extended enterprise. divine helps its clients maximize profits through better collaboration, interaction, and knowledge sharing throughout their entire value chain, including suppliers, partners, employees and customers. divine facilitates its customers' integration of advanced enterprise Web solutions with their business strategies and existing infrastructure, by providing a combination of professional services, Web-based technology, and managed applications capabilities. divine focuses on Global 5,000 and high-growth middle market firms, government agencies and educational institutions, and currently serves over 20,000 customers.

RECOMMENDATION OF DELANO'S BOARD OF DIRECTORS

     IN APPROVING THE EXECUTION OF THE COMBINATION AGREEMENT, THE DELANO BOARD OF DIRECTORS DETERMINED UNANIMOUSLY THAT THE TERMS OF THE ARRANGEMENT ARE FAIR TO DELANO'S SHAREHOLDERS AND IN THE BEST INTEREST OF DELANO AND ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS OF DELANO HAS UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT AND RECOMMENDS THAT DELANO'S SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

REASONS FOR THE TRANSACTION

     The boards of directors of divine and Delano approved the Combination Agreement and the transactions contemplated by the Combination Agreement, including the Arrangement and the issuance of shares of divine Common Stock, because they determined that the combined company would have the potential to realize a stronger competitive position and improve long-term operating and financial results. In approving the Combination Agreement, the Delano board of directors considered a number of factors, including:

     o the opportunity afforded by the transaction for Delano to combine its operations with those of divine;

     o    the current industry and market trends affecting Delano;

     o the risks and the potential rewards associated with, as an alternative to the transaction, continuing to execute Delano's strategic plan as an independent entity operating in a highly competitive environment;

     o the historical trading prices of the shares of divine Common Stock and the Delano Common Shares;

     o the structure of the transaction, which effectively permits certain Canadian resident Delano shareholders to receive Exchangeable Shares (and certain ancillary rights), generally without realizing a gain for Canadian federal income tax purposes at the time of the Arrangement;

     o the amount of the termination fee and the circumstances in which it is payable pursuant to the terms of the Combination Agreement;

     o    the fairness opinion of Delano's financial advisor, Broadview; and

     o other factors that the Delano board of directors deemed relevant in order to make its decision.

     See "The Transaction -- Reasons for the Transaction" and "The Transaction -- Recommendation of Delano's Board of Directors".

OPINION OF DELANO'S FINANCIAL ADVISOR

     In deciding to approve the Combination Agreement and the transactions contemplated by the Combination Agreement, Delano's board of directors considered an opinion from its financial advisor, Broadview. On March 12, 2002, Broadview delivered its opinion to the board of directors of Delano that, as of the date of such opinion, and subject to the limitations and assumptions in such opinion, the Exchange Ratio was fair, from a financial point of view, to the shareholders of Delano.

     The full text of the Broadview opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this document as Annex G. Delano shareholders are encouraged to read the opinion carefully. The opinion of Broadview is addressed to the board of directors of Delano and relates only to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Delano Common Shares. The opinion does not address any other aspects of the Arrangement and does not constitute an opinion or recommendation to any shareholder of Delano as to how such shareholder should vote with respect to the Arrangement Resolution.

     See  "The Transaction -- Opinion of Delano's Financial Advisor".

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the recommendation of the Delano board of directors with respect to the transaction, you should be aware that certain members of the management and board of directors of Delano have certain interests in the transaction that may present them with actual or potential conflicts of interest in connection with the transaction. The Delano board of directors was aware of these interests and considered them along with the other matters summarized above. Those interests include:

     o the receipt of options to purchase shares of divine Common Stock in exchange for options to purchase Delano Common Shares;

     o ownership of options to purchase Delano Common Shares and the potential acceleration of the vesting schedule of such options held by certain senior employees of Delano in certain circumstances;

     o change of control benefits in employment agreements of certain senior employees of Delano;

     o a covenant by divine to grant options to purchase an aggregate of 110,000 shares of divine Common Stock to employees of Delano who remain employees of Delano after the Effective Time; and

     o a covenant by divine to provide directors and officers liability insurance.

     On May 21, 2002, Opera Ventures, LLC, a limited liability company entirely owned by Vikas Kapoor, Chief Executive Officer of Delano, entered into an Advisory Agreement with divine pursuant to which Mr. Kapoor will provide divine certain advisory services after the Effective Time. Under the terms of such agreement, which is contingent upon the closing of the Arrangement, Opera Ventures will receive up to $500,000 for one year of service.

     Furthermore, the Combination Agreement provides executive officers and directors of Delano with continuing indemnification rights.

     As of the close of business on June 14, 2002, directors and executive officers of Delano (and their respective Affiliates) collectively owned or exercised direction or control over 6,368,891 Delano Common Shares which represents approximately 15% of the Delano Common Shares entitled to vote at the Special Meeting. The vote required for approval of the Arrangement Resolution at the Special Meeting is not less than two-thirds of the votes cast at the Special Meeting by holders of Delano Common Shares.

     See  "The Transaction -- Interests of Certain Persons in the Transaction".

SHAREHOLDER VOTING AGREEMENT

     divine has entered into the Shareholder Voting Agreement with three of the Delano directors (or their respective related entities) whereunder the directors have agreed, among other things, to vote their Delano Common Shares in favour of the Arrangement Resolution. Approximately 14% of the outstanding Delano Common Shares are subject to the Shareholder Voting Agreement.

STRUCTURE AND EFFECT OF THE TRANSACTION

     The Combination Agreement between divine and Delano is dated March 12, 2002. The Combination Agreement and the form of Plan of Arrangement are attached to this document as Annex A and Annex C, respectively. Please read the Combination Agreement, the form of Plan of Arrangement and the other transaction agreements as they are the principal legal documents that govern the transaction.

     The Combination Agreement and Plan of Arrangement provide for the combination of divine and Delano in a transaction in which Delano will become a subsidiary of divine. Pursuant to the Arrangement, divine will become the owner of all of the Delano Common Shares outstanding immediately following the Arrangement and each Delano shareholder (other than a holder who properly exercises its dissent rights and divine or its Affiliates) will receive either:

     o a number of shares of divine Common Stock equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder; or

     o in the case of a Delano shareholder who is either, (i) a Canadian resident for purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada) holding Delano Common Shares on its own behalf or (ii) a person who holds Delano Common Shares on behalf of one or more Canadian residents for purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada), and who, in either case, validly so elects, a number of Exchangeable

        Shares issued by Delano (and certain ancillary rights) equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder.

     Delano shareholders who are not eligible to receive Exchangeable Shares or who are so eligible but do not validly elect to receive Exchangeable Shares will receive a number of shares of divine Common Stock equal to the Exchange Ratio for each Delano Common Share they own.

     Delano shareholders who properly exercise dissent rights will not be entitled to receive Exchangeable Shares or shares of divine Common Stock but will be entitled to receive payment from Delano representing the fair value of their Delano Common Shares.

     The mechanics of the transaction will involve divine acquiring all of the outstanding Delano Common Shares other than those Delano Common Shares in respect of which a valid election has been made to receive Exchangeable Shares (and other than those of dissenting Delano shareholders who will ultimately receive the fair value of their Delano Common Shares and those held by divine or its Affiliates), in exchange for shares of divine Common Stock. Delano Common Shares in respect of which a valid election has been made to receive Exchangeable Shares will be exchanged for Exchangeable Shares (which will be securities issued by Delano). Delano will survive the Arrangement as a subsidiary of divine. Holders of the Exchangeable Shares will be entitled to dividend and other rights that are substantially economically equivalent to those of holders of divine Common Stock. Under the terms of the Voting and Exchange Trust Agreement, holders of the Exchangeable Shares will be entitled to vote at meetings of divine stockholders. Exchangeable Shares will be exchangeable at the option of the holder at any time on a one-for-one basis for shares of divine Common Stock.

     Delano Options that are not "In-the-Money Options" and not exercised prior to the Effective Time will be terminated immediately prior to the Effective Time. Each In-the-Money Option that has not been cancelled, terminated or duly exercised prior to the Effective Time will be exchanged for an option to purchase a number of shares of divine Common Stock equal to the Exchange Ratio multiplied by the number of Delano Common Shares subject to such Delano Option, with the total number of shares subject to the Replacement Option rounded down to the nearest whole number. The exercise price per share of divine Common Stock under the Replacement Options shall be equal to the exercise price per Delano Common Share of such Delano Option immediately prior to the Effective Time divided by the Exchange Ratio.

     Each Delano Warrant outstanding at the Effective Time shall be amended to provide for the purchase of the number of shares of divine Common Stock equal to the Exchange Ratio multiplied by the number of Delano Common Shares subject to such Delano Warrant, as adjusted for fractional shares. Such Revised Warrants shall provide for an exercise price per share of divine Common Stock equal to the exercise price per Delano Common Share of such Delano Warrant immediately prior to the Effective Time divided by the Exchange Ratio.

     Employees of Delano who participate in the Delano ESPP will be permitted to use funds already deposited under the Delano ESPP to purchase Delano Common Shares before the Election Deadline in order to be able to participate in the Arrangement. Any remaining funds which have been deposited pursuant to the Delano ESPP shall be remitted by Delano to the appropriate employees.

     Since the date the Combination Agreement was signed, the board of directors of divine has unanimously adopted a resolution approving, and divine's stockholders approved, the amendment of divine's certificate of incorporation authorizing a reverse stock split of the shares of divine Common Stock at a ratio of 1-for-25. Pursuant to the Combination Agreement, the Exchange Ratio was adjusted from 1.1870 to 0.04748 to reflect fully such reverse stock split.

     Assuming that all Delano Common Shares are exchanged for shares of divine Common Stock and based upon the number of Delano Common Shares and shares of divine Common Stock outstanding as of June 14, 2002, immediately following completion of the Arrangement, existing Delano shareholders would hold approximately 2,062,042 shares of divine Common Stock, representing approximately 10% of the outstanding shares of divine Common Stock after the Arrangement and approximately 5% of the outstanding shares of divine Common Stock after the acquisition by divine of Viant Corporation and the private placement of the Series B convertible preferred stock of divine with Oak Investment Partners and certain of its affiliates (assuming all of the preferred stock and warrants issued and, pending stockholder approval, to be issued pursuant to the private placement are converted or exercised). See "Business of divine -- Proposed Acquisition of Viant Corporation" and "Business of divine -- Private Placement with Oak Investment Partners". Therefore, the approval of the Arrangement by divine's stockholders is not required.

     See "The Transaction", "Transaction Mechanics", "Description of Exchangeable Shares", and "Pro Forma Capitalization".

COMPLETION AND EFFECTIVENESS OF THE TRANSACTION

     divine and Delano are working toward satisfying the conditions to the consummation of the Arrangement and completing the transaction as quickly as possible. The transaction will be completed as soon as practicable after the requisite shareholder, regulatory and court approvals have been obtained and are final and all other conditions to the transaction have been satisfied or waived. divine and Delano currently plan to complete the transaction during July 2002. Because the Arrangement is subject to regulatory approvals and other conditions, some of which are beyond divine's and Delano's control, the exact timing cannot be predicted.

     See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

THE COMBINATION AGREEMENT

     No Solicitation

     Delano has agreed that, while the transaction is pending, it will not solicit, initiate or engage in discussions with or disclose any non-public information to, any third parties regarding an alternative transaction, such as a merger, business combination or sale of a material amount of assets or capital stock, provided that Delano may enter into such discussions with a third party with respect to such a transaction if Delano's board of directors determines, subject to the satisfaction of certain conditions, that such a transaction is superior from a financial point of view to Delano's shareholders to the transaction with divine.

     See  "The Combination Agreement -- Material Covenants ".

     Conditions to Completion of the Arrangement

     Completion of the Arrangement is subject to the satisfaction of a number of conditions, including:

     o    the issuance of the Interim Order and the Final Order of the Court;

     o the approval of the Arrangement Resolution by at least two-thirds of the votes cast by the holders of Delano Common Shares who are represented at the Special Meeting and in accordance with any other conditions imposed by the Interim Order attached as Annex B to this document;

     o the approval by the Canadian securities regulatory authorities of the issuance and resale of divine Common Stock and Exchangeable Shares pursuant to the Arrangement, and the issuance and resale of divine Common Stock upon exchange of the Exchangeable Shares and the exercise of the Replacement Options;

     o the absence of any law, decree or order preventing the consummation of the Arrangement;

     o the accuracy of the representations and warranties of divine and Delano contained in the Combination Agreement;

     o the performance or compliance by each party with its covenants in all material respects;

     o the compliance with applicable requirements under the 1933 Act for the issuance of divine Common Stock;

     o a Form S-3 pursuant to which shares of divine Common Stock issuable upon exchange of the Exchangeable Shares can be issued having become effective in accordance with the 1933 Act;

     o the approval for listing on NASDAQ of the shares of divine Common Stock to be issued pursuant to the Arrangement, upon exercise of the Replacement Options and upon exchange of the Exchangeable Shares; and

     o holders of no more than 5% of the issued and outstanding Delano Common Shares having exercised and not withdrawn their dissent rights.

     Some of the conditions to completion of the Arrangement may be waived by the party entitled to assert the benefit of the condition.

     See "The Combination Agreement -- Conditions to Completion of the Arrangement".

     Termination of the Combination Agreement

     Delano and divine may mutually agree to terminate the Combination Agreement without completing the transaction if the boards of directors of both divine and Delano authorize termination. In addition, either Delano or divine may terminate the Combination Agreement under any of the following circumstances:

     o if the Arrangement has not occurred by August 15, 2002 (or September 15, 2002 if the failure to consummate the Arrangement prior to that date was due to the failure to obtain any governmental approval, waiver or consent);

     o if a law is passed or a final non-appealable court or other governmental order is issued prohibiting the Arrangement;

     o if the requisite approval of the holders of Delano Common Shares is not obtained; provided, however, that Delano may not terminate in such event if the failure to obtain the approval of the holders of Delano Common Shares shall have been caused by any action or failure to act of Delano that constitutes a breach of the Combination Agreement;

     o if the conditions to completion of the Arrangement would not be satisfied because of a breach by the other party of any of its covenants or other agreements contained in the Combination Agreement or if any of the other party's representations or warranties becomes untrue; or

     o the other party materially breaches any of its representations, warranties, covenants or agreements as set forth in the Combination Agreement and that breach has not been, or cannot be, cured within 20 business days of such party receiving notice of such breach.

     divine may also terminate the Combination Agreement under any of the following circumstances:

     o if Delano's board of directors withholds, withdraws or changes, in a manner adverse to divine, its recommendation in favour of the adoption and approval of the Combination Agreement and the transactions contemplated by the Combination Agreement;

     o if Delano's board of directors approves or recommends any Acquisition Proposal from a third party;

     o if Delano breaches the non-solicitation covenant, including if Delano enters into a letter of intent or other agreement (other than a confidentiality or standstill agreement) accepting any Acquisition Proposal from a third party; or

     o if a third party unaffiliated with divine undertakes a tender or exchange offer relating to the securities of Delano, and Delano does not recommend that its shareholders reject the offer within 15 days after the offer is first made.

     See  "The Combination Agreement -- Termination of the Combination
Agreement".

     Payment of Termination Fee

     Under some circumstances, Delano may have to pay divine a termination fee of $1 million and reimburse divine for up to $500,000 in expenses incurred by divine if the Combination Agreement is terminated. Under other circumstances, divine must pay Delano a termination fee of $2 million and reimburse Delano for up to $500,000 in expenses incurred by Delano if the Combination Agreement is terminated.

     See "The Combination Agreement -- Payment of Termination Fees and
Expenses".

THE EXCHANGEABLE SHARES

     The Exchangeable Shares will be securities of Delano that, together with certain ancillary rights, are substantially economically equivalent to shares of divine Common Stock. Holders of Exchangeable Shares will have certain ancillary rights which consist of the Exchange Right, the Automatic Exchange Rights and the Voting

Rights. As used in this Circular, the phrase "substantially economically equivalent" in comparing the Exchangeable Shares to shares of divine Common Stock does not take into account differing tax treatment of Exchangeable Shares and shares of divine Common Stock. See "Tax Considerations for Delano Shareholders -- Canadian Tax Considerations for Delano Shareholders". Pursuant to the Plan of Arrangement, the terms of the Exchangeable Shares and the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares will have the following rights:

     o the right to exchange such shares for shares of divine Common Stock on a one-for-one basis;

     o the right to receive dividends, on a per share basis, in amounts (or property in the case of non-cash dividends) which are the same as or economically equivalent to, and which are payable at the same time as, dividends declared on the shares of divine Common Stock;

     o the right to vote at all shareholder meetings at which divine common stockholders are entitled to vote; and

     o the right to participate on a pro rata basis with the holders of divine Common Stock in the distribution of assets of divine or upon certain specified events relating to the voluntary or involuntary liquidation, dissolution, winding up or other distribution of the assets of divine among its stockholders for the purpose of winding up its affairs, through the mandatory exchange of Exchangeable Shares for shares of divine Common Stock.

     Holders of Exchangeable Shares will be entitled, generally, to require Delano to redeem any or all of their Exchangeable Shares for shares of divine Common Stock for a purchase price per share of one share of divine Common Stock and an amount equal to all declared and unpaid dividends on one Exchangeable Share. However, in the event that a holder of Exchangeable Shares delivers notice of its exercise of such redemption right, divine will have the overriding right to purchase, in lieu of Delano, all of such holder's Exchangeable Shares in respect of which the right to require redemption shall have been exercised.

     Subject to applicable law and divine's call right (described immediately below), on a date on or after the third anniversary of the Effective Date, as established by Delano's board of directors, all of the outstanding Exchangeable Shares (other than those held by divine or its Affiliates) will be redeemed by Delano for a redemption price per share of one share of divine Common Stock and an amount equal to all declared and unpaid dividends on one Exchangeable Share. divine will have the overriding right to purchase on such redemption date the outstanding Exchangeable Shares for a purchase price per share of one share of divine Common Stock and an amount equal to all declared and unpaid dividends on one Exchangeable Share.

     In certain circumstances, Delano will have the right to require a redemption of the Exchangeable Shares prior to the third anniversary of the Effective Date, which right of early redemption is also subject to divine's overriding right to purchase on such early redemption date the outstanding Exchangeable Shares, for a purchase price per share of one share of divine Common Stock and an amount equal to all declared and unpaid dividends on one Exchangeable Share. An early redemption may occur, among certain other circumstances, if:

     o there are outstanding at any time after the first anniversary of the effective date of the Arrangement fewer than 30% of the number of Exchangeable Shares issuable as determined at the Effective Date (other than Exchangeable Shares held by divine and its Affiliates);

     o there are outstanding at any time fewer than 10% of the number of Exchangeable Shares issuable as determined at the Effective Date (other than Exchangeable Shares held by divine and its Affiliates); or

     o any merger, amalgamation, arrangement, tender offer, material sale of shares or rights or similar transaction involving divine occurs or any proposal related to any such transaction exists; provided that, among other things, the board of directors of Delano determines that it is not reasonably practical to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such a transaction and the redemption of Exchangeable Shares is necessary to enable the completion of the transaction.

     divine will also have the right to purchase all of the Exchangeable Shares for consideration per share consisting of one share of divine Common Stock and an amount equal to all declared and unpaid dividends on one Exchangeable Share in the event of a change in Canadian and Ontario tax law which would allow Canadian resident holders of Exchangeable Shares to exchange such shares for divine Common Stock on a tax-deferred basis.

     See "Description of Exchangeable Shares -- Mandatory Redemption by Delano and divine Call Right".

TAX CONSIDERATIONS FOR DELANO SHAREHOLDERS

     DELANO SHAREHOLDERS SHOULD READ CAREFULLY THE INFORMATION UNDER "TAX CONSIDERATIONS FOR DELANO SHAREHOLDERS," WHICH QUALIFIES THE INFORMATION SET FORTH BELOW, AND SHOULD CONSULT THEIR TAX ADVISORS. NO ADVANCE INCOME TAX RULINGS HAVE BEEN SOUGHT OR OBTAINED WITH RESPECT TO ANY OF THE TRANSACTIONS DESCRIBED HEREIN.

     Canada

     Those Canadian resident Delano shareholders who are entitled to receive Exchangeable Shares and validly elect to receive such shares will generally defer recognition of any accrued gain on their Delano Common Shares for Canadian federal income tax purposes. Canadian resident Delano shareholders receiving shares of divine Common Stock upon the Arrangement will generally recognize any accrued gain or loss on their Delano Common Shares for Canadian federal income tax purposes. Shares of divine Common Stock received by Delano shareholders that are Canadian deferred income plans will be "qualified investments" but will be "foreign property" for Canadian federal income tax purposes. Delano shareholders who are not Canadian residents will not generally be subject to Canadian federal income tax on the exchange of Delano Common Shares for shares of divine Common Stock.

     See "Tax Considerations for Delano Shareholders -- Canadian Tax Considerations for Delano Shareholders".

     United States

     Delano shareholders who are U.S. Holders (defined below at "Tax Considerations For Delano Shareholders -- United States Federal Income Tax Considerations for U.S. Holders") may be justified in taking the position that the Arrangement is a tax-free reorganization for U.S. federal income tax purposes. If the Arrangement constitutes a tax-free reorganization for U.S. federal income tax purposes, then U.S. Holders should not generally recognize gain or loss for U.S. federal income tax purposes upon the receipt solely of shares of divine Common Stock in exchange for their Delano Common Shares pursuant to the Arrangement. If the Arrangement is not a tax-free reorganization for U.S. federal income tax purposes, then U.S. Holders would generally recognize gain or loss for U.S. federal income tax purposes upon their exchange of Delano Common Shares for shares of divine Common Stock. Furthermore, U.S. Holders may also be subject to the "passive foreign investment company" rules as described in more detail below at "Tax Considerations for Delano Shareholders -- United States Federal Income Tax Considerations for U.S. Holders".

     See  "Tax Considerations for Delano Shareholders".

APPROVALS REQUIRED TO COMPLETE THE TRANSACTION

     Delano Shareholder Approval

     The Special Meeting will be held on July 25, 2002. At the Special Meeting, the holders of Delano Common Shares will be asked to approve the Arrangement Resolution. The Arrangement Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast on the Arrangement Resolution by the holders of Delano Common Shares present in person or by proxy at the Special Meeting.

     Approximately 14% of the outstanding Delano Common Shares are subject to an agreement among certain Delano shareholders and divine pursuant to which such Delano shareholders have already agreed to vote in favour of the Arrangement Resolution.

     See  "The Special Meeting of Delano Shareholders -- Vote Required".

     Court Approval

     An Arrangement under the OBCA requires Court approval. Prior to the mailing of this document in connection with the Special Meeting, Delano obtained the Interim Order from the Court providing for the calling and holding of the Special Meeting and other procedural matters. Subject to the approval of the Arrangement Resolution at the Special Meeting, the hearing to obtain the Final Order of the Court is scheduled to take place on or about July 30, 2002 at 10:00 a.m. (Toronto time) at the Toronto courthouse located at 393 University Avenue, Toronto, Ontario.

     See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction".

RESTRICTIONS ON THE ABILITY OF DELANO SHAREHOLDERS TO SELL SHARES OF DIVINE COMMON STOCK AND EXCHANGEABLE SHARES

     All shares of divine Common Stock and all Exchangeable Shares received by Delano shareholders in connection with the transaction and all shares of divine Common Stock received upon exchange of Exchangeable Shares will be freely transferable under U.S. securities laws unless a Delano shareholder is an Affiliate of Delano prior to the completion of the transaction under the 1933 Act or becomes an Affiliate of divine after the completion of the transaction. Shares of divine Common Stock held by Delano's or divine's Affiliates may only be sold in compliance with Rule 145 under the 1933 Act.

     divine applied on April 11, 2002, for a ruling of securities regulatory authorities in Canada that the issuance of the Exchangeable Shares and the shares of divine Common Stock issuable under the Arrangement, upon exchange of Exchangeable Shares, upon exercise of Replacement Options and upon exercise of Revised Warrants be exempted from otherwise applicable prospectus and registration requirements. Application has also been made to permit resale of those shares in various jurisdictions without restriction by persons other than a "control person", subject to other customary qualifications for such orders, including that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale, no extraordinary commission or consideration is paid in respect thereof and that any resale of shares of divine Common Stock is made through the facilities of a stock exchange or market outside of Canada. The consummation of the Arrangement is conditional upon receipt of these rulings or orders.

     See "The Transaction -- Resale of Exchangeable Shares and Shares of divine Common Stock".

STOCK EXCHANGE LISTINGS

     The shares of divine Common Stock issued in connection with the transaction will be quoted on NASDAQ. The Exchangeable Shares will not be listed or quoted on any stock exchange.

     See  "The Transaction -- Stock Exchange Listings".

PROCEDURE FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDER

     Enclosed with this Circular is a letter of transmittal and election form for exchanging Delano Common Shares. The letter of transmittal and election form is printed on blue paper and when properly completed, duly executed and returned together with a certificate or certificates for Delano Common Shares and all other required documents, will enable each Delano shareholder to obtain certificate(s) for that number of shares of divine Common Stock or (in the case of eligible and validly electing Delano shareholders) Exchangeable Shares (together with certain ancillary rights) equal to the number of Delano Common Shares held by such Delano shareholder multiplied by the Exchange Ratio (subject to adjustment for fractional shares, as discussed below). See "Transaction Mechanics" and "Description of Exchangeable Shares". The letter of transmittal and election form and the share certificate or certificates for Delano Common Shares must be sent to Computershare Trust Company of New York at its offices in New York, New York, USA. A pre-addressed envelope is included for your convenience.

PROCEDURE FOR VOTING

     Enclosed with this Circular is a proxy, which is printed on yellow paper. Only the completed proxy is to be sent (in the enclosed postage pre-paid within Canada envelope marked "For Proxy Only") to Computershare Trust Company of Canada at its offices in Toronto, Ontario, Canada.

DISSENTERS' RIGHTS

     Registered Delano shareholders who properly exercise their dissent rights pursuant to the Interim Order issued by the Court will be entitled to be paid the fair value of their Delano Common Shares by Delano. The dissent procedures require that a registered Delano shareholder who wishes to dissent must provide Delano a dissent notice prior to 4:00 p.m. (Toronto time) on the last Business Day preceding the Special Meeting. It is important that Delano shareholders strictly comply with this requirement, which is different from the statutory dissent provisions of the OBCA which would permit a dissent notice to be provided at or prior to the Special Meeting.

     See  "Dissenting Shareholder Rights".

                                  RISK FACTORS

     THE ARRANGEMENT INVOLVES A SUBSTANTIAL AMOUNT OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS DOCUMENT, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED BY DELANO SHAREHOLDERS IN EVALUATING THE TRANSACTION AND DECIDING WHETHER TO APPROVE THE ARRANGEMENT RESOLUTION. BY VOTING IN FAVOUR OF THE ARRANGEMENT RESOLUTION, DELANO SHAREHOLDERS WILL BE CHOOSING TO INVEST IN SHARES OF DIVINE COMMON STOCK OR EXCHANGEABLE SHARES (AND CERTAIN ANCILLARY RIGHTS) THAT ARE EXCHANGEABLE FOR SHARES OF DIVINE COMMON STOCK. AN INVESTMENT IN DIVINE COMMON STOCK OR EXCHANGEABLE SHARES INVOLVES A SUBSTANTIAL AMOUNT OF RISK.

GENERAL RISKS RELATING TO THE PROPOSED TRANSACTION

DIVINE AND DELANO MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE ARRANGEMENT, IN WHICH CASE THE ARRANGEMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMBINED COMPANY'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS.

     If the benefits of the Arrangement do not exceed the costs associated with the Arrangement, including any dilution to divine shareholders resulting from the issuance of shares in connection with the transaction, divine's financial results, including earnings per share, could be adversely affected.

     The successful execution of the Arrangement will involve risks and may not be successful. These risks include the difficulty of incorporating technology and rights into the combined company's products and services and the unanticipated expenses related to technology integration.

     The combined company may not succeed in addressing these risks or any other problems encountered in connection with the Arrangement. There can be no assurance that divine will successfully integrate the businesses, operations or product lines of divine and Delano, or that divine will realize any of the anticipated benefits of the Arrangement. Additionally, neither divine nor Delano can give any assurance that the growth rate of the combined company will equal the growth rate that has been experienced by divine or Delano in the past.

BECAUSE DELANO SHAREHOLDERS WILL RECEIVE A FIXED NUMBER OF SHARES OF DIVINE COMMON STOCK OR EXCHANGEABLE SHARES, THE ACTUAL DOLLAR VALUE OF THE DIVINE COMMON STOCK OR EXCHANGEABLE SHARES THAT DELANO SHAREHOLDERS RECEIVE WHEN THE TRANSACTION IS COMPLETED MAY BE LESS THAN IT IS ON THE DATE THAT DELANO SHAREHOLDERS VOTE ON THE TRANSACTION.

     Upon the Arrangement's completion, each Delano Common Share will be exchanged for either a number of shares of divine Common Stock equal to the Exchange Ratio or, at the option of a Delano shareholder who is entitled to elect to receive Exchangeable Shares, a number of Exchangeable Shares (and certain ancillary rights) equal to the Exchange Ratio. Each Exchangeable Share will be exchangeable after the Effective Time at the option of the holder for one share of divine Common Stock. The Exchange Ratio for shares of divine Common Stock is fixed, and there will be no adjustment for changes in the market price of either Delano Common Shares or shares of divine Common Stock. In addition, neither Delano nor divine may terminate the Combination Agreement or "walk away" from the transaction solely because of changes in the market price of divine Common Stock or Delano Common Shares. Accordingly, the specific dollar value of shares of divine Common Stock or Exchangeable Shares that Delano shareholders will receive upon the Arrangement's completion will depend on the market value of shares of divine Common Stock at that time and may decrease from the date Delano shareholders vote on the Arrangement. The share price of shares of divine Common Stock is subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. divine and Delano urge you to obtain recent market quotations for shares of divine Common Stock and Delano Common Shares and consult your own investment advisor prior to voting. divine cannot predict or give any assurances as to the market price of shares of divine Common Stock at any time before or after the completion of the Arrangement.



THE MARKET PRICE OF BOTH SHARES OF DIVINE COMMON STOCK AND DELANO COMMON SHARES MAY FLUCTUATE.

     The market price for shares of divine Common Stock and Delano Common Shares could each fluctuate significantly in response to various factors and events, including the differences between divine's and Delano's actual financial or operating results and those expected by investors and analysts, changes in analysts' projections or recommendations, changes in general economic or market conditions and broad market fluctuations. Because historical market prices are not indicative of future market prices, Delano shareholders should obtain current market quotations for the shares of divine Common Stock and the Delano Common Shares prior to voting. There can be no assurance that the market value of shares of divine Common Stock (and accordingly the Exchangeable Shares) that the holders of Delano Common Shares receive after consummation of the transaction will equal or exceed the market value of the Delano Common Shares held by such shareholders prior to the Effective Time.

DELANO SHAREHOLDERS WHO RECEIVE EXCHANGEABLE SHARES AND LATER REQUEST TO EXCHANGE SUCH SHARES FOR DIVINE COMMON STOCK WILL NOT RECEIVE THE SHARES OF DIVINE COMMON STOCK FOR SEVEN TO TEN BUSINESS DAYS FROM THE DATE THAT THEY REQUEST SUCH AN EXCHANGE.

     Delano shareholders who receive Exchangeable Shares on the Arrangement and later request to receive divine Common Stock in exchange for their Exchangeable Shares will not receive divine Common Stock for seven to ten Business Days after the applicable request. During this seven to ten Business Day period, the market price of divine Common Stock may increase or decrease. Any such increase or decrease would affect the value of the consideration to be received by the holder of Exchangeable Shares on the effective date of exchange.

FOR DELANO SHAREHOLDERS WHO ARE ENTITLED TO ELECT TO RECEIVE AND SO RECEIVE EXCHANGEABLE SHARES AND THEREBY DEFER CANADIAN TAX ON ANY ACCRUED CAPITAL GAINS, UNDER CURRENT LAW SUCH TAX DEFERRAL WILL ONLY BE AVAILABLE FOR AS LONG AS THEY HOLD EXCHANGEABLE SHARES.

     The Arrangement has been structured to allow Delano shareholders who are either, (i) Canadian residents for the purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada) holding Delano Common Shares on their own behalf or (ii) a person who holds Delano Common Shares on behalf of one or more Canadian residents for purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada) and who, in either case, validly choose to receive Exchangeable Shares (and certain ancillary rights) pursuant to the Arrangement, to generally defer Canadian income taxation of accrued capital gains on their Delano Common Shares. Under current Canadian tax law, this deferral will generally continue only for as long as those Delano shareholders continue to hold those Delano Exchangeable Shares. Under current Canadian tax legislation, those Delano shareholders will generally recognize a taxable dividend and/or a gain or loss upon the exchange of their Exchangeable Shares for divine Common Stock. However, based on an announcement of the Canadian Minister of Finance, it is possible that legislation will be introduced under which an exchange of Exchangeable Shares for divine Common Stock will be treated as a tax-deferred exchange in certain circumstances.

     The exchange of Exchangeable Shares for divine Common Stock may occur at any time after the Effective Date if certain events occur permitting early redemption, and in any event the Exchangeable Shares are redeemable at the option of Delano at any time after three years. Because of the existence of the call rights of divine and the exchange right, a holder of Exchangeable Shares cannot control whether such holder will receive divine Common Stock by way of Delano redeeming the Exchangeable Shares or by way of divine purchasing the Exchangeable Shares. The Canadian federal income tax consequences of a redemption differ from those of a purchase.

THE SALES AND MARKETING CHANNELS OF BOTH DIVINE AND DELANO MAY BE NEGATIVELY AFFECTED.

     divine and Delano may experience disruption in sales and marketing as a result of attempting to integrate their respective sales channels, and may be unable to smoothly or effectively correct such disruption, or to successfully execute their sales and marketing objectives, even after the companies' respective sales and marketing forces have been integrated. In addition, sales cycles for the various products may vary significantly from product to product. Sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel during the period prior to and after the Effective Date. As a result, divine and Delano may be unable to take full advantage of the combined sales forces' efforts, and the sales approach and distribution channels of one company may be ineffective in promoting the products of the other, which may have a material adverse effect on the business, financial condition or operating results of the combined company.

THE MARKET PRICE OF DIVINE COMMON STOCK (AND ACCORDINGLY OF THE EXCHANGEABLE SHARES) MAY DECLINE AS A RESULT OF THE ARRANGEMENT.

     The market price of divine Common Stock may decline as a result of the Arrangement for a number of reasons, including if:

     o divine does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts; or

     o the effect of the Arrangement on divine's financial results is not consistent with the expectations of financial or industry analysts.

FAILURE TO COMPLETE THE ARRANGEMENT COULD NEGATIVELY IMPACT DELANO'S AND/OR DIVINE'S STOCK PRICE, FUTURE BUSINESS AND OPERATIONS.

     If the Arrangement is not completed, Delano and/or divine may be subject to a number of material risks, including the following:

     o Delano may be required under certain circumstances to pay divine a termination fee of $1 million and reimburse divine for expenses incurred by divine up to $500,000;

     o divine may be required under certain circumstances to pay Delano a termination fee of $2 million and reimburse Delano for expenses incurred by Delano up to $500,000;

     o to the extent that the relevant current market price reflects a market assumption that the Arrangement will be completed, the price of Delano Common Shares may decline; and

     o certain costs related to the Arrangement, such as legal, accounting and financial advisor fees, must be paid even if the Arrangement is not completed.

     In addition, Delano's and/or divine's customers and strategic partners, in response to the announcement of the Arrangement, may delay or defer decisions concerning the applicable company. Any delay or deferral in those decisions by customers, strategic partners or suppliers could have a material adverse effect on the business and operations of the applicable company, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective Delano and/or divine employees may experience uncertainty about their future roles with divine until divine's strategies with regard to Delano are announced or executed. This may adversely affect Delano's and/or divine's ability to attract and retain key management, sales, marketing and technical personnel.

     Further, if the transaction is terminated and Delano's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid by divine pursuant to the Arrangement.

DIVINE AND DELANO EXPECT TO INCUR SIGNIFICANT COSTS ASSOCIATED WITH THE TRANSACTION.

     The combined estimated fees, costs and expenses of divine and Delano in connection with the transaction including, without limitation, financial advisors' fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $1.75 million. divine believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the Arrangement is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the transaction.

DELANO MAY BE UNABLE TO OBTAIN THE REQUIRED COURT APPROVALS FOR COMPLETING THE ARRANGEMENT.

     Under the OBCA, the Arrangement must be approved by the Court. Prior to the mailing of this document, Delano obtained the Interim Order providing for the calling and holding of the Special Meeting and other procedural matters. Subject to the approval of the Arrangement Resolution at the Special Meeting, the hearing to obtain the Final Order of the Court is expected to take place on or about July 30, 2002 at 10:00 a.m. (Toronto time) at the Toronto courthouse at 393 University Avenue, Toronto, Ontario.

DELANO EXECUTIVE OFFICERS AND DIRECTORS HAVE INTERESTS THAT MAY INFLUENCE THEM TO SUPPORT AND APPROVE THE TRANSACTION.

     The officers and directors of Delano have interests in the transaction that are in addition to, or different than, those of Delano shareholders generally. These interests may include the following:

     o the receipt of options to purchase shares of divine Common Stock in exchange for options to purchase Delano Common Shares;

     o the potential receipt of change of control benefits in the employment agreements of certain senior employees of Delano in certain limited circumstances in which such senior employees' employment with the combined company is terminated following consummation of the transaction;

     o the receipt of indemnification and insurance coverage with respect to acts taken and omissions to take action in their capacities as officers and directors of Delano;

     o the ownership of options and restricted shares to purchase Delano Common Shares and the potential acceleration of the vesting schedule of such options and restricted shares held by certain senior employees of Delano, including some whose employment will be terminated following the Effective Time;

     o the covenant by divine to grant options to purchase an aggregate of 110,000 shares of divine Common Stock to employees of Delano who remain employees of Delano after the Effective Date;

     o divine has entered into the Shareholder Voting Agreement with three of the Delano directors (or their respective related entities) whereunder the directors have agreed, among other things, to vote their Delano Common Shares in favour of the Arrangement; and

     o divine entered into an Advisory Agreement with Opera Ventures, LLC, a limited liability company entirely owned by Vikas Kapoor, Chief Executive Officer of Delano, pursuant to which Mr. Kapoor will provide divine with certain advisory services after the Effective Time and pursuant to which Opera Ventures will receive up to $500,000 for one year of service.

     For the above reasons, the directors and officers of Delano could be more likely to vote to approve the Arrangement Resolution than if they did not hold these interests. Delano shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the transaction. The Delano board of directors was aware of these interests when it approved the Combination Agreement. See "The Transaction -- Interests of Certain Persons in the Transaction".

RISKS RELATING TO DIVINE

     On April 5, 2002, divine announced that it had entered into a definitive agreement with Viant Corporation ("Viant") (NASDAQ: VIAN), a provider of digital business solutions, under which divine will acquire Viant in a stock-for-stock transaction. Under the terms of the agreement, which has been approved by the board of directors of divine and Viant, divine will acquire all of the outstanding shares of Viant common stock for approximately 8 million shares of divine's Common Stock, subject to certain customary closing conditions, including the approval of the stockholders of both divine and Viant.

     On May 31, 2002, divine announced that it had entered into an agreement with Oak Investment Partners and certain of its affiliates for the private placement of the Series B convertible preferred stock of divine and warrants for divine Series B convertible preferred stock for an aggregate purchase price of $61 million. Under the terms of the agreement and, pending stockholder approval, Oak Investment Partners and its affiliates will hold, on a fully diluted basis, 11,877,831 shares of divine Common Stock.

     The issuance of divine Common Stock in connection with the Viant transaction and the private placement with Oak Investment Partners will result in significant dilution of shares of divine Common Stock. Further details with respect to divine's proposed transaction with Viant and the private placement with Oak Investment Partners are contained in divine's Forms 8-K attached hereto as Annex Q and Annex V, respectively.

     Other risks relating to divine include:

     o divine's ability to become cash flow positive before it depletes its unrestricted cash reserves or becomes insolvent;

     o    divine's ability to maintain its NASDAQ listing;

     o divine's ability to execute its integrated Web-based software services, professional services, and managed services strategy;

     o divine's ability to successfully implement its acquisition strategy, including its ability to integrate the operations, personnel, products, and technologies of, and address the risks associated with, acquired companies;

     o    divine's ability to develop enterprise Web software and services;

     o the uncertainty of customer demand for enterprise Web software and services;

     o divine's ability to expand its customer base and achieve and maintain profitability;

     o    divine's ability to retain key personnel;

     o    divine's ability to predict revenues from project-based engagements;

     o divine's ability to keep pace with technological developments and industry requirements;

     o    divine's ability to efficiently manage its growing operations;

     o changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks;

     o increasing competition from other providers of software solutions, professional services, and managed applications;

     o the extent to which customers want to purchase software applications under hosted subscription-based models; and

     o divine's ability to address the risks associated with international operations.

     Additional risk factors relating to the business of divine, the industry within which it operates, and holding shares of divine Common Stock are set out in divine's Annual Report on Form 10-K for the year ended December 31, 2001, attached hereto as Annex I and divine's Form 10-Q for the three months ended March 31, 2002 attached hereto as Annex T.

RISKS RELATING TO DELANO

     The risk factors relating to the business of Delano and the industry within which it operates are set out in Delano's Form 10-Q for the three and nine-month periods ended December 31, 2001, attached hereto as Annex M.

             COMPARATIVE MARKET PRICE AND TRADING VOLUME INFORMATION

     divine Common Stock is quoted on NASDAQ under the symbol "DVIN", except for the period May 29, 2002 through June 25, 2002, divine Common Stock will be quoted under the symbol "DVIND". Delano Common Shares are traded on the TSE, under the symbol "DLN" and on NASDAQ under the symbol "DTEC".

     The following table sets forth, for the periods indicated, the high and low sale prices per share, which prices have been adjusted to reflect divine's 1 for 25 reverse stock split effected on May 29, 2002, and the average trading volumes of divine Common Stock as reported on NASDAQ.


                                  DIVINE
                               COMMON STOCK            DIVINE
                              PER SHARE SALES       COMMON STOCK
                                  PRICES           DAILY AVERAGE
                              ---------------         TRADING
FISCAL QUARTERS               HIGH        LOW         VOLUME
---------------               ----        ---         ------
                               $           $
2000:
  Third Quarter(1) ......    311.00      90.75        12,747
  Fourth Quarter ........    106.25      25.00         6,803
2001:
  First Quarter .........     51.50      25.00         6,828
  Second Quarter ........     71.00      27.25         4,919
  Third Quarter .........     53.75      13.75         7,204
  Fourth Quarter ........     21.25      10.50        38,524
2002:
  First Quarter .........     23.75      12.25        53,206
  April .................     12.50       6.25       136,354
  May ...................      7.50       4.00        84,197
  June(2) ...............      5.21       3.73        50,115

-------------
(1)  divine completed its initial public offering on July 12, 2000.
(2)  Through June 14, 2002.

     The following table sets forth, for the periods indicated, the high and low sale prices (expressed in Canadian dollars) per Delano Common Share and average trading volume of Delano Common Shares as reported on the TSE, and as reported on NASDAQ.

                                    THE TORONTO STOCK
                                        EXCHANGE(2)                        NASDAQ(1)
                              -----------------------------      ---------------------------------
                                                    AVERAGE                          DAILY AVERAGE
                              HIGH         LOW      VOLUME       HIGH         LOW       VOLUME
                              -----       -----     -------      -----       -----   -------------
                              Cdn.$       Cdn.$                    $           $
2000:
  First Quarter(1) .....                                         64.00       20.50      291,014
  Second Quarter .......                                         28.00        9.50       70,838
  Third Quarter ........                                         19.88        8.38      103,191
  Fourth Quarter .......                                         17.75        4.75      110,562
2001:
  First Quarter ........                                          5.73        1.31      122,339
  Second Quarter .......      1.50         0.46      16,939       1.97        0.31       81,910
  Third Quarter ........      0.65         0.15      13,286       0.42        0.11       66,869
  Fourth Quarter .......      1.50         0.15      14,794       0.99        0.10      162,241
2002:
  First Quarter ........      1.94         0.85      10,014       1.19        0.53      130,280
  April ................      0.82         0.47       8,789       0.56        0.29      169,350
  May ..................      0.47         0.25       1,673       0.30        0.17       48,809
  June(3) ..............      0.32         0.22       3,100       0.24        0.16      131,805


-------------
(1)  Delano  completed  its initial  public  offering  on February 8, 2000.
(2)  Delano Common Shares were listed on the TSE on May 3, 2001.
(3)  Through June 14, 2002.

                   THE SPECIAL MEETING OF DELANO SHAREHOLDERS

GENERAL

     Delano is furnishing this document to its shareholders in connection with the solicitation of proxies by the management of Delano for use at the special meeting of Delano shareholders to be held on July 25, 2002 (the "Special Meeting").

DATE, TIME AND PLACE

     The Special Meeting will be held on July 25, 2002 at 10:00 a.m. (Toronto time) at the TSE Conference Centre at The Toronto Stock Exchange, the Exchange Tower, 130 King Street West, Toronto, Ontario.

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, Delano shareholders will be asked:

     1. to consider, pursuant to the Interim Order and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution attached as Annex F to this document to approve the Arrangement under
          Section 182 of the OBCA pursuant to which divine will become the owner of all the Delano Common Shares issued and outstanding immediately following the Arrangement; and

     2. to transact such further or other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

     Copies of the Combination Agreement entered into by Delano and divine on March 12, 2002, as amended, and the form of the Plan of Arrangement are attached to this document as Annex A and Annex C, respectively. Delano shareholders are encouraged to read the Combination Agreement and related exhibits in their entirety and the other information contained in this document, including the Annexes, carefully before deciding how to vote.

RECORD DATE FOR THE SPECIAL MEETING

     Pursuant to the OBCA and the Interim Order, the record date for determining the Delano shareholders entitled to notice of and to vote at the Special Meeting will be June 17, 2002.

VOTE REQUIRED

     The Arrangement Resolution must be approved by not less than two-thirds of the votes cast by the holders of Delano Common Shares present in person or by proxy at the Special Meeting.

     As of June 14, 2002, there were 43,429,694 Delano Common Shares outstanding.

     The Delano shareholders whose names were entered on the register of shareholders of Delano at the close of business on June 17, 2002 will be entitled to attend in person, or appoint a proxy nominee to attend, the Special Meeting and to vote on a show of hands and, on a poll, to one vote for each Delano Common Share held on that date.

     In the event that a holder has transferred any Delano Common Shares after June 17, 2002, the transferee is entitled to vote at the Special Meeting if such transferee produces properly endorsed share certificates or otherwise establishes proof of ownership of the shares and demands, not later than ten days before the Special Meeting, that such transferee's name be included in the list of shareholders entitled to vote at the Special Meeting. The list of shareholders of Delano will be available for inspection on June 27, 2002, during usual business hours at the Toronto office of Delano's Transfer Agent and at the Special Meeting.

     To the knowledge of the directors and senior officers of Delano, as at June 14, 2002, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Delano Common Shares collectively carrying more than 10% of the voting rights attributable to all the outstanding Delano Common Shares, except with respect to the Shareholder Voting Agreement described below.

     divine has entered into the Shareholder Voting Agreement with three of the directors of Delano (or their respective related entities). Pursuant to the Shareholder Voting Agreement, the three directors have agreed to vote approximately 14% of the outstanding Delano Common Shares in favour of the Arrangement Resolution.

QUORUM

     A quorum of shareholders shall be present at a meeting of shareholders of Delano if the holders of at least 10% of the shares entitled to vote at the meeting are present in person or represented by proxy.

NON-REGISTERED SHAREHOLDERS

     Non-registered shareholders should follow the directions of their intermediaries with respect to the procedures to be followed for voting. Generally, non-registered shareholders will not receive the same proxy form as distributed by Delano to registered shareholders but will be provided with either a request for voting instructions or a proxy form executed by the intermediary but otherwise uncompleted. Intermediaries will then submit votes on behalf of the non-registered shareholders. If you are a non-registered shareholder, please submit your voting instructions to your intermediary in sufficient time to ensure that your votes are received by Delano on or before 4:00 p.m., Toronto time, on July 23, 2002.

SOLICITATION OF PROXIES AND EXPENSES

     Proxies may be solicited personally or by telephone by representatives of Delano. The cost of solicitation will be borne by Delano.

VOTING OF PROXIES AT THE SPECIAL MEETING AND REVOCATION OF PROXIES

     THE FORM OF PROXY ACCOMPANYING THIS DOCUMENT CONFERS DISCRETIONARY AUTHORITY UPON THE PROXY NOMINEE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF MEETING AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT THEREOF.

     IF A PROXY GIVEN TO DELANO MANAGEMENT IS SIGNED AND RETURNED, THE SECURITIES REPRESENTED BY THE PROXY WILL BE VOTED FOR OR AGAINST THE ARRANGEMENT RESOLUTION, IN ACCORDANCE WITH THE INSTRUCTIONS MARKED ON THE PROXY. IF NO INSTRUCTIONS ARE MARKED, THE SECURITIES REPRESENTED BY SUCH A PROXY WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION AND IN ACCORDANCE WITH DELANO MANAGEMENT'S RECOMMENDATION WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THE MATTERS SET OUT IN THE NOTICE OF MEETING OR ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE SPECIAL MEETING.

     THE PERSONS NAMED IN THE DELANO FORMS OF PROXY ARE OFFICERS OF DELANO. A DELANO SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A DELANO SHAREHOLDER) TO REPRESENT SUCH SHAREHOLDER AT THE SPECIAL MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORMS OF PROXY AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME IN FULL OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE DELANO FORMS OF PROXY AND STRIKING OUT THE NAMES NOW DESIGNATED.

     Shareholders who do not expect to attend the Special Meeting in person are requested to complete, sign, date and return the enclosed form of proxy (on yellow paper) in the enclosed postage pre-paid (for mailing within Canada) envelope (marked "For Proxy Only") addressed to Delano Technology Corporation, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number (416) 263-9524 or (866) 249-7775. The "For Proxy Only" envelope is postage pre-paid for mailing within Canada. If you are mailing your proxy from outside of Canada, please make sure to affix sufficient postage. The Delano forms of proxy must be received by no later than 4:00 p.m. (Toronto time) on July 23, 2002 or, in the event that the Special Meeting is adjourned or postponed, by no later than 4:00 p.m. (Toronto time) on the second Business Day prior to the day fixed for the adjourned or postponed Special Meeting.

     A Delano shareholder executing the form of proxy enclosed with this Circular has the power to revoke it by instrument in writing executed by either the Delano shareholder or by an attorney authorized in writing or, where the Delano shareholder is a corporation, by a duly authorized officer or attorney of the corporation. The instrument of revocation must be delivered to Delano Technology Corporation, c/o Computershare Trust

Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number (416) 263-9524 or (866) 249-7775 at any time up to and including the last Business Day preceding the date of the Special Meeting or any adjournment thereof or to the Chairman of the Special Meeting on the day of the Special Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used is taken. A proxy may also be revoked in any other manner permitted by law.

DISSENTING SHAREHOLDER RIGHTS

     PURSUANT TO THE PROVISIONS OF THE INTERIM ORDER, REGISTERED DELANO SHAREHOLDERS HAVE BEEN GRANTED THE RIGHT TO DISSENT WITH RESPECT TO THE ARRANGEMENT RESOLUTION. IF THE ARRANGEMENT BECOMES EFFECTIVE, A REGISTERED DELANO SHAREHOLDER WHO DISSENTS WILL BE ENTITLED TO BE PAID THE FAIR VALUE OF ITS DELANO COMMON SHARES BY DELANO. THIS RIGHT TO DISSENT IS DESCRIBED IN THIS DOCUMENT AND IN THE PLAN OF ARRANGEMENT WHICH IS ATTACHED TO THIS DOCUMENT AS ANNEX C. THE DISSENT PROCEDURES REQUIRE THAT A REGISTERED HOLDER OF DELANO COMMON SHARES WHO WISHES TO DISSENT MUST PROVIDE TO DELANO TECHNOLOGY CORPORATION, C/O COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1, FACSIMILE NUMBER (416) 263-9524 OR (866) 249-7775 A DISSENT NOTICE PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE LAST BUSINESS DAY PRECEDING THE SPECIAL MEETING. IT IS IMPORTANT THAT DELANO SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT AND THE OTHER PROCEDURAL REQUIREMENTS DESCRIBED IN THE INTERIM ORDER AND THIS DOCUMENT, WHICH ARE DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE OBCA THAT WOULD PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR AT ANY TIME PRIOR TO THE SPECIAL MEETING. FAILURE TO COMPLY STRICTLY WITH THE DISSENT PROCEDURES MAY RESULT IN THE LOSS OR UNAVAILABILITY OF ANY RIGHT OF DISSENT.

OTHER MATTERS

     As at the date of this document, management of Delano is not aware of any amendments or variations to the Arrangement Resolution, or of any other matter to be presented for action at the Special Meeting.

RECOMMENDATION OF THE DELANO BOARD OF DIRECTORS

     In approving the execution of the Combination Agreement, the board of directors of Delano unanimously approved the Combination Agreement and the transactions contemplated by the Combination Agreement, including the Arrangement. Accordingly, the board of directors recommends that the shareholders of Delano vote FOR approval of the Arrangement Resolution. In considering such recommendation, Delano shareholders should be aware that some Delano directors and officers have interests in the transaction which are different from or in addition to, those of Delano shareholders generally, and that divine has agreed to provide indemnification to directors and officers of Delano. For more information about these interests see "The Transaction -- Interest of Certain Persons in the Transaction".

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF DELANO. ACCORDINGLY, YOU ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS DOCUMENT, INCLUDING ITS ANNEXES, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED FORM OF PROXY (ON YELLOW PAPER) IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE (MARKED "FOR PROXY ONLY"). The "For Proxy Only" envelope is postage pre-paid for mailing within Canada. If you are mailing your proxy from outside of Canada, please make sure to affix appropriate postage.

                                 THE TRANSACTION

     The following is a description of the material aspects of the transaction, including the Combination Agreement, the Plan of Arrangement and certain other agreements to be entered into in connection with the transaction. While Delano believes that the following description covers the material terms of the Combination Agreement, the Plan of Arrangement and the related transactions and agreements, the description may not contain all of the information that is important to you. You should read this entire document and the other documents referred to herein carefully for a more complete understanding of the transaction. In particular, the following summaries of the Combination Agreement and the Plan of Arrangement are not complete and are qualified in their entirety by reference to the copies of the Combination Agreement and the Plan of Arrangement which are attached to this document as Annex A and Annex C, respectively, and are incorporated by reference into this document in their entirety. You should read the Combination Agreement and the Plan of Arrangement and the other transaction agreements in their entirety for a complete understanding of the terms of the transaction.

GENERAL

     The divine board of directors and the Delano board of directors have each approved the Combination Agreement. The Combination Agreement provides that divine will become the owner of all of the Delano Common Shares outstanding immediately following the Arrangement, subject to, among other things:

     o    approval of the Arrangement Resolution by the Delano shareholders; and

     o    approval of the Arrangement by the Court.

     As a consequence of the Arrangement, Delano will become a subsidiary of divine. Pursuant to the Arrangement, divine will become the owner of all of the Delano Common Shares outstanding immediately following the Arrangement and a Delano shareholder (other than a shareholder who properly exercises its dissent rights and divine or its Affiliates) will receive either:

     o a number of shares of divine Common Stock equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder; or

     o in the case of a Delano shareholder who is either, (i) a Canadian resident for the purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada) holding Delano Common Shares on its own behalf or (ii) a person who holds Delano Common Shares on behalf of one or more Canadian residents for the purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada), and, in either case, who validly so elects, a number of Exchangeable Shares issued by Delano (and certain ancillary rights) equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder.

     Delano shareholders who are not eligible to receive Exchangeable Shares or who are so eligible but do not validly elect to receive Exchangeable Shares will receive a number of shares of divine Common Stock for each Delano Common Share they own equal to the Exchange Ratio.

     None of divine, its Affiliates and directors and, to divine's knowledge, its officers, currently own any Delano Common Shares. Assuming all Delano Common Shares are exchanged for divine Common Stock and based upon the number of shares of divine Common Stock and Delano Common Shares outstanding as of June 14, 2002, immediately following completion of the transaction existing Delano shareholders would hold approximately 2,062,042 shares of divine Common Stock, representing approximately 10% of the outstanding shares of divine Common Stock after the Arrangement and approximately 5% of the outstanding shares of divine Common Stock after the acquisition by divine of Viant Corporation and the private placement of divine Series B convertible preferred stock with Oak Investment Partners and certain of its affiliates (assuming all of the preferred stock and warrants issued and, pending divine stockholder approval, to be issued, pursuant to the private placement are converted or exercised). See "Business of divine -- Proposed Acquisition of Viant Corporation" and "Business of divine -- Private Placement with Oak Investment Partners". See "Pro Forma Capitalization".

     The Exchangeable Shares will be issued by Delano and their holders will be entitled to dividend and other rights that are substantially economically equivalent to those of holders of shares of divine Common Stock, including pursuant to the Voting and Exchange Trust Agreement to vote at meetings of divine shareholders. See "Description of Exchangeable Shares -- Voting, Dividend and Liquidation Rights".

     Holders of Exchangeable Shares will have the right at any time to exchange each Exchangeable Share for one share of divine Common Stock and an amount equal to the full amount of all declared and unpaid dividends on such Exchangeable Share. At any time on or after the third anniversary of the Effective Date (subject to acceleration if, (i) at any time after the first anniversary of the Effective Date, there are then outstanding Exchangeable Shares constituting fewer than 30% of the actual number of Exchangeable Shares issuable as determined at the Effective Date (excluding Exchangeable Shares held by divine and its Affiliates); (ii) if at any time there are then outstanding Exchangeable Shares constituting fewer than 10% of the actual number of Exchangeable Shares issuable as determined at the Effective Date (excluding Exchangeable Shares held by divine and its Affiliates); (iii) if at any time a merger, amalgamation, arrangement, tender offer, material sale of rights or similar transaction involving divine occurs and the board of directors of Delano determines it is necessary to the transaction for the redemption to occur; or (iv) in certain other circumstances), Delano will have the right, but not the obligation, to redeem all outstanding Exchangeable Shares (other than those held by divine and its Affiliates) for an equal number of shares of divine Common Stock and an amount equal to all declared and unpaid dividends on the outstanding Exchangeable Shares.

     divine will also have the right, but not the obligation, to acquire all outstanding Exchangeable Shares (other than those held by divine and its Affiliates) for an equal number of shares of divine Common Stock and an amount equal to all declared and unpaid dividends on the outstanding Exchangeable Shares in the event of a change in Canadian federal and Ontario tax legislation that allows holders of Exchangeable Shares who are Canadian residents to exchange such shares for shares of divine Common Stock on a tax deferred basis. See "Description of Exchangeable Shares -- Mandatory Redemption by Delano and divine Call Right".

     The Combination Agreement also provides that if, in the opinion of counsel to Delano, a change in tax law is enacted and becomes effective prior to the Effective Date pursuant to which beneficial holders of Delano Common Shares who are Canadian residents and who hold their shares as capital property for purposes of the Income Tax Act (Canada) (and any applicable Ontario provincial legislation) may exchange their Delano Common Shares for shares of divine Common Stock on a tax-deferred basis for purposes of the Income Tax Act (Canada) (and any applicable Ontario provincial legislation) then, at the option of divine, no Exchangeable Shares will be issued and the Plan of Arrangement will be amended accordingly.

     Delano shareholders who properly exercise their dissent rights will be entitled to be paid fair value for their Delano Common Shares by Delano. See "Dissenting Shareholder Rights".

BACKGROUND OF THE TRANSACTION

     In the fall of 2000, in the face of an increasingly competitive environment in the technology industry, Delano's board of directors determined that Delano was a company with a strong foundation but the board of directors acknowledged that Delano could not continue to be successful without a change in its corporate strategy. The board of directors decided to engage Broadview in order to explore alternatives for Delano. On November 20, 2000 Delano executed an engagement letter with Broadview and during the next few months a strategy was developed by Broadview pursuant to which Broadview would contact a select group of industry participants who could provide Delano with a strong distribution channel or would be able to leverage its application development platform.

     Commencing in January 2001, Broadview began contacting parties on behalf of Delano regarding various alternatives for Delano including strategic alliances, financing opportunities, broadening the company's shareholder base and the possible sale or acquisition through merger, exchange or sale of all or substantially all of the assets, business or securities of Delano. Broadview engaged in discussions with several potential strategic investors, acquirers and merger partners during 2001 and early 2002 but no definitive agreements were entered into.

     Broadview initially approached divine on June 8, 2001. Between June 8, 2001 and January 21, 2002, divine and Delano and their respective financial advisors engaged in discussions. On January 22, 2002, Delano and divine executed a confidentiality and non-disclosure agreement. The transactions contemplated by the Combination Agreement were first proposed by divine on January 21, 2002. Since that time, the parties and their respective advisors have engaged in extensive negotiations and discussions with respect to the structure of the proposed transaction. divine, Delano and their respective advisors conducted extensive financial, legal and management due diligence on the other's business. On March 1, 2002 the board of directors of divine, and on March 12, 2002, the board of directors of Delano, approved the Combination Agreement and the transactions contemplated thereunder. Delano and divine jointly announced the transaction on March 13, 2002.

RECOMMENDATION OF DELANO'S BOARD OF DIRECTORS

     IN APPROVING THE EXECUTION OF THE COMBINATION AGREEMENT, THE DELANO BOARD OF DIRECTORS DETERMINED UNANIMOUSLY THAT THE TERMS OF THE ARRANGEMENT ARE FAIR TO DELANO'S SHAREHOLDERS AND IN THE BEST INTERESTS OF DELANO AND ITS SHAREHOLDERS. ACCORDINGLY, THE DELANO BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE COMBINATION AGREEMENT AND RECOMMENDS THAT DELANO'S SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

     Each of the directors of Delano has advised Delano that he will vote the Delano Common Shares held by him, directly or indirectly, in favour of the Arrangement Resolution approving the Arrangement.

REASONS FOR THE TRANSACTION

     The following discussion of Delano's reasons for the Arrangement contains a number of forward-looking statements that reflect the current views of Delano with respect to future events that may have an effect on the combined company's future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed in the sections of this document entitled "Cautionary Statements Regarding Forward-Looking Statements in this Document" and "Risk Factors".

     The board of directors of Delano approved the Combination Agreement and the transactions contemplated by the Combination Agreement because it determined that the combined company would have the potential to realize a stronger competitive position and improved long-term operating and financial results.

     In approving the Combination Agreement, the Delano board of directors considered a number of factors, including:

     o the fairness opinion of Delano's financial advisor, Broadview, to the effect that, as of March 12, 2002, the Exchange Ratio was fair, from a financial point of view, to Delano shareholders;

     o historical information concerning the businesses, prospects, financial performance and condition, operations, technology, management and competitive position of Delano and divine and industry trends;

     o the anticipated financial condition, results of operations and businesses of Delano and divine after giving effect to the transaction;

     o the current financial market conditions and historical market prices, volatility and trading information with respect to Delano Common Shares;

     o the possible effect of the Arrangement on Delano's employees and customers;

     o the opportunity afforded by the Arrangement for Delano to combine its operations with the operations of divine to become part of an entity with greater financial and business resources than Delano alone, which should enhance the competitive position of the combined businesses and increase its ability to create value;

     o    the current economic, industry and market trends affecting Delano;

     o the risks associated with, as an alternative to the Arrangement, continuing to execute Delano's strategic plan as an independent entity operating in a highly competitive environment;

     o the fact that Delano shareholders will receive shares of divine Common Stock that are more liquid than their Delano Common Shares under the Arrangement, given the larger market capitalization and liquidity of divine Common Stock;

     o the historical trading prices of the divine Common Stock and the Delano Common Shares;

     o the structure of the Arrangement, which effectively permits certain Delano shareholders to receive Exchangeable Shares (and certain ancillary rights), generally without realizing a gain for Canadian federal income tax purposes at the time of the Arrangement;

     o the amount of the termination fee and the circumstances in which it is payable pursuant to the terms of the Combination Agreement;

     o the approval process for the Arrangement, including the requirement for necessary approvals by the shareholders of Delano and the requirement for the Court to approve the Arrangement and to issue the Final Order in connection therewith; and

     o other factors that the Delano board of directors deemed relevant in order to make its decision.

     In considering the Arrangement, the Delano board of directors recognized that there were certain risks associated with the Arrangement, including the risks that the potential benefits set forth above may not be realized and that there may be higher than anticipated costs associated with realizing such benefits. The Delano board of directors also considered the factors set forth in this document under the heading "Risk Factors" and considered the advice of its legal and financial advisors and had discussions with the management of Delano and representatives of Broadview. Finally, the board of directors considered that divine had entered into the Shareholder Voting Agreement with certain Delano shareholders to vote approximately 14% of the outstanding Delano Common Shares in favour of the Arrangement.

     The foregoing discussion of the information and factors considered by Delano's board of directors, while not exhaustive, includes the material factors considered by the Delano board of directors.

CONCLUSION OF DELANO'S BOARD OF DIRECTORS

     The board of directors of Delano, after an extensive review and thorough discussion of a number of facts and issues (as set out under "The Transaction -- Background of the Transaction" and "Reasons for the Transaction") and relying on the fairness opinion of Broadview for purposes of evaluating the fairness of the Exchange Ratio from a financial point of view, unanimously concluded that the Arrangement was fair, from a financial point of view, to the shareholders of Delano and was in Delano's best interest.

     In reaching its conclusion, the board of directors did not find it practical to and did not assign any relative or specific weight to the foregoing factors which were considered, and individual members of the board of directors may have given differing weight to different factors.

OPINION OF DELANO'S FINANCIAL ADVISOR

     Delano retained Broadview to act as its financial advisor in connection with a proposed transaction involving business opportunities acceptable to Delano whereby Delano may be combined with divine. Broadview is a nationally recognized investment banking firm in the United States. Broadview and its predecessor firms have been actively involved in the securities industry for many years. Broadview focuses on providing merger and acquisition advisory services to information technology, communications and media companies. Broadview regularly provides valuations and fairness opinions with respect to proposed transactions and has been involved in a number of transactions involving fairness opinions and valuations of private and publicly traded companies.

     Delano selected Broadview to act as its financial advisor on the basis of Broadview's experience and expertise in transactions similar to the Arrangement and its reputation in the information technology industry and investment community.

     On March 12, 2002, Broadview delivered its written opinion to Delano's board of directors that, based upon and subject to the various assumptions and limitations set forth therein, the Exchange Ratio under the Combination Agreement was fair from a financial point of view to Delano's shareholders as of that date. The

Exchange Ratio was determined by negotiations between Delano and divine and was not based on recommendations from Broadview. In rendering its opinion, Broadview assumed that neither Delano nor divine was, as of the date of the opinion, involved in any material transaction, other than the Arrangement, that was not publicly announced prior to the delivery of the opinion. In particular, Broadview's opinion did not take into account the impact of the proposed acquisition by divine of Viant Corporation or the private placement of divine Series B convertible preferred stock with Oak Investment Partners and certain of its affiliates on the financial performance or stock price of divine as the terms of such transactions had not been determined as of the date Broadview delivered its opinion.

     THE FULL TEXT OF BROADVIEW'S WRITTEN OPINION TO DELANO'S BOARD OF DIRECTORS, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, INFORMATION REVIEWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY BROADVIEW IN RENDERING ITS OPINION, IS ATTACHED TO THIS DOCUMENT AS ANNEX G, WHICH IS INCORPORATED INTO THIS DOCUMENT IN ITS ENTIRETY. YOU SHOULD READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THIS DOCUMENT. HOWEVER, THE SUMMARY SET FORTH HEREIN OF BROADVIEW'S OPINION HAS ALSO BEEN INCLUDED AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

     BROADVIEW'S OPINION IS DIRECTED TO DELANO'S BOARD OF DIRECTORS. IT DOES NOT CONSTITUTE A RECOMMENDATION TO SHAREHOLDERS OF DELANO ON HOW TO VOTE WITH RESPECT TO THE ARRANGEMENT RESOLUTION. THE OPINION ADDRESSES ONLY THE FAIRNESS OF THE EXCHANGE RATIO FROM A FINANCIAL POINT OF VIEW TO DELANO SHAREHOLDERS AS OF THE DATE OF THE OPINION. THE OPINION DOES NOT ADDRESS THE RELATIVE MERITS OF THE ARRANGEMENT OR ANY ALTERNATIVES TO THE ARRANGEMENT, THE UNDERLYING DECISION OF DELANO'S BOARD OF DIRECTORS TO PROCEED WITH OR EFFECT THE ARRANGEMENT OR ANY OTHER ASPECT OF THE ARRANGEMENT. IN RENDERING THAT OPINION, BROADVIEW ASSUMED, WITH THE PERMISSION OF DELANO'S BOARD OF DIRECTORS, THAT DIVINE COMMON STOCK AND EXCHANGEABLE SHARES ARE IDENTICAL IN ALL MATERIAL RESPECTS AND THEREFORE, THE OPINION OF BROADVIEW EXPRESSES NO OPINION AS TO THE FAIRNESS OF ANY PARTICULAR FORM OF CONSIDERATION AVAILABLE TO DELANO SHAREHOLDERS.

     The opinion of Broadview was rendered on the basis of market, economic, financial and other conditions as they existed as of the date the opinion was rendered. Subsequent developments would require a re-evaluation of the opinion, and Broadview does not have any obligation to update, revise, or reaffirm its opinion.

     Pursuant to its letter agreement with Broadview, Delano has agreed to pay Broadview a fee for rendering its financing advisory services, a portion of which is contingent upon consummation of the Arrangement. Delano has also agreed to indemnify Broadview and certain related persons against certain liabilities in connection with the engagement of Broadview, including certain liabilities under securities legislation.

     Broadview relied upon the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions or representations obtained by it from public sources or provided by Delano, divine and their respective agents and advisors (collectively, the "Material"). The opinion is conditional upon the completeness, accuracy and fair presentation of the Material. Except as expressly described in the opinion, Broadview did not independently verify the completeness, accuracy or fair presentation of any of the Material.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     In considering the recommendation of Delano's board of directors with respect to the transaction, you should be aware that some of the directors and executive officers of Delano have interests in the transaction and participate in arrangements that may present them with actual or potential conflicts of interest in connection with the transaction. The Delano board of directors was aware of these interests and considered them, among other matters, when it approved the Arrangement. These interests include the following:

     o as of the close of business on June 14, 2002, directors and officers of Delano (and their respective Affiliates) collectively owned or exercised control over approximately 15% of the outstanding Delano Common Shares entitled to vote at the Special Meeting. This does not include 2,089,237 Delano Common Shares underlying presently exercisable options which these directors and officers beneficially own. If all of these stock options had been exercised prior to June 14, 2002, the directors and officers of Delano (and their respective Affiliates) would collectively own or exercise control over approximately 19% of the outstanding Delano Common Shares entitled to vote at the Special Meeting;

     o Delano has purchased directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of Delano incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with the view to the best interests of Delano;

     o officers and directors of Delano are indemnified by Delano to the fullest extent permitted by the OBCA;

     o Certain employees of Delano have entered into letter agreements with Delano providing for benefits to be paid upon termination of employment. In addition, the vesting schedule of options granted to these persons may be accelerated in certain circumstances, including in the event of termination without cause following completion of the Arrangement;

     o On October 5, 2001, Vikas Kapoor, President and Chief Executive Officer of Delano, was granted 4,230,000 Delano Common Shares, pursuant to his employment arrangement with Delano. Under the terms of Mr. Kapoor's employment arrangement, Mr. Kapoor's ability to dispose of those shares is restricted, which restrictions are removed on an incremental basis over time. As of June 1, 2002, 2,585,000 of those Delano Common Shares remain subject to these restrictions. Under the terms of Mr. Kapoor's employment arrangement, upon the consummation of the transactions contemplated by the Combination Agreement, all restrictions on the disposition of these shares will be terminated;

     o a covenant by divine to grant options to purchase an aggregate of 110,000 shares of divine Common Stock to employees of Delano who remain employees of Delano after the Effective Date;

     o the Combination Agreement provides that all rights to indemnification for officers and directors of Delano as provided in agreements, the articles of incorporation of Delano, the bylaws of Delano or the articles and bylaws of any successor of Delano, in effect on the effective date of the Arrangement, will survive the Arrangement for a period not less than six years from the Effective Date of the Arrangement. The Combination Agreement also provides that divine will purchase a directors' and officers' liability insurance policy for a six-year period covering those persons whom are currently covered by Delano's directors' and officers' liability insurance policy on terms comparable to those currently applicable to the directors and officers of Delano; provided, however, that in no event will divine or Delano, as a surviving subsidiary of divine, be required to expend in the aggregate in excess of $1 million for such coverage and, if such amount is not sufficient to purchase such coverage, divine will purchase the maximum amount of insurance coverage for six years as is available for such amount; and

     o on May 21, 2002, Opera Ventures, LLC, a limited liability company entirely owned by Vikas Kapoor, Chief Executive Officer of Delano, entered into an Advisory Agreement with divine pursuant to which Mr. Kapoor will provide divine certain advisory services after the Effective Time. Under the terms of such agreement, which is contingent upon the closing of the Arrangement, Opera Ventures will receive up to $500,000 for one year of service.

SHAREHOLDER VOTING AGREEMENT

     divine has entered into the Shareholder Voting Agreement with each of Vikas Kapoor, Dennis Bennie and Bahman Koohestani (or their respective related entities), pursuant to which each such shareholder has irrevocably agreed (i) to vote that shareholder's Delano Common Shares in favour of the Arrangement Resolution; (ii) not to vote any Delano Common Shares in favour of certain matters including any action that is inconsistent with the Combination Agreement or Arrangement, or that is intended, or could be reasonably expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Arrangement, the Plan of Arrangement or any of the other transactions contemplated by the Combination Agreement or the Shareholder Voting Agreement; and (iii) not to sell or otherwise transfer any of its Delano Common Shares until the termination of the Shareholder Voting Agreement with divine. Approximately 14% of the outstanding Delano Common Shares are subject to the Shareholder Voting Agreement.

COURT APPROVAL OF THE ARRANGEMENT AND COMPLETION OF THE TRANSACTION

     Under the OBCA, the Arrangement requires Court approval. Prior to the mailing of this document, Delano obtained the Interim Order from the Court providing for the calling and holding of the Special Meeting and other procedural matters. A copy of each of the Interim Order and the notice of application for the Final Order is attached hereto as Annex B.

     Subject to the approval of the Arrangement Resolution by the Delano shareholders at the Special Meeting, the hearing in respect of the Final Order is expected to take place on or about July 30, 2002 at 10:00 a.m. (Toronto time) at the Toronto courthouse at 393 University Avenue, Toronto, Ontario.

     Any Delano shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file a notice of appearance as set out in the notice of application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

     Assuming the Final Order is granted and the other conditions to closing contained in the Combination Agreement are satisfied or waived, it is anticipated that the following will occur substantially simultaneously:

     o Articles of Arrangement for Delano will be filed with the director under the OBCA to give effect to the Arrangement;

     o the Voting and Exchange Trust Agreement and the Exchangeable Share Support Agreement (attached hereto as Annex E and Annex D, respectively) will be executed and delivered; and

     o the various other documents necessary to consummate the transactions contemplated under the Combination Agreement will be executed and delivered.

     Subject to the foregoing, it is expected that the Effective Time will occur as soon as practicable after the requisite Delano shareholder approval has been obtained.

STOCK EXCHANGE LISTINGS

     divine has agreed, as a condition to closing of the Arrangement, to:

     o cause the shares of divine Common Stock to be issued on the Arrangement to be approved for listing on NASDAQ before the completion of the Arrangement, subject to official notice of issuance; and

     o cause the shares of divine Common Stock to be issued upon exchange of the Exchangeable Shares and upon exercise of Replacement Options to be approved for listing on NASDAQ before completion of the Arrangement, subject to official notice of issuance.

     divine has also expressed its intention to cause the shares of divine Common Stock to be issued upon the exercise of the Revised Warrants to be approved for listing on NASDAQ before completion of the Arrangement.

     The divine Common Stock will be listed on NASDAQ under the symbol "DVIN" however, as a result of divine's recently implemented reverse stock split, divine's common stock will be quoted under the trading symbol "DVIND" through June 25, 2002. See "Transaction Mechanics -- Reverse Stock Split of divine Common Stock". The Exchangeable Shares will not be listed or quoted on any stock exchange.

REGULATORY MATTERS

     Except as described in this document, neither divine nor Delano is aware of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to completion of the transaction other than compliance with the applicable corporate laws of Delaware and Ontario.

RESALE OF EXCHANGEABLE SHARES AND SHARES OF DIVINE COMMON STOCK

     United States

     The shares of divine Common Stock and Exchangeable Shares to be issued in connection with the transaction will be issued pursuant to the exemption from the registration requirements of Section 5 of the 1933 Act set forth in Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more bona fide outstanding securities where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of shares of divine Common Stock or Exchangeable Shares in exchange for Delano Common Shares. The Court entered an Interim Order on April 22, 2002 and, subject to the approval of the Arrangement Resolution by the Delano shareholders, the Court will hold a hearing on the fairness of the Arrangement on or about July 30, 2002. See "The Transaction -- Court Approval of the Arrangement and Completion of the Transaction". While Delano and divine believe that the exemption set forth in Section 3(a)(10) applies to the Arrangement, if an exemption from registration is not available at the Effective Time, divine has agreed to prepare and file a registration statement on Form S-4 with the SEC to register the shares of divine Common Stock to be issued pursuant to the Arrangement.

     The shares of divine Common Stock and Exchangeable Shares will be freely transferable under the 1933 Act, except for shares of divine Common Stock issued to any person who is an "affiliate" (as defined in Rule 405 promulgated under the 1933 Act) of Delano or who becomes an "affiliate" of divine. Persons who are affiliates include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control of Delano and may include some of the officers and directors of Delano, as well as Delano's principal shareholders. Affiliates may not sell their shares of divine Common Stock acquired in the transaction except pursuant to:

     o an effective registration statement under the 1933 Act covering the resale of those shares;

     o    paragraph (d) of Rule 145 under the 1933 Act; or

     o    any other applicable exemption under the 1933 Act.

     The shares of divine Common Stock to be issued upon exchange of the Exchangeable Shares will be registered under the 1933 Act pursuant to a registration statement on Form S-3 to be filed with the SEC. Prior to the Effective Time, divine will file a pre-effective amendment to the Form S-3 with the SEC to cause the Form S-3 to become effective immediately after the Effective Time. The shares of divine Common Stock to be issued upon exchange of the Exchangeable Shares will be freely transferable under the 1933 Act, except that the same restrictions that apply to affiliates of divine or Delano who receive shares of divine Common Stock or Exchangeable Shares in the transaction will apply to the shares of divine Common Stock received by affiliates of divine or Delano on exchange of Exchangeable Shares.

     The shares of divine Common Stock to be issued from time to time after the Effective Time upon exercise of the Replacement Options will be registered under the 1933 Act on Form S-8. divine has agreed to file the Form S-8 with the SEC within 30 days after the Effective Time.

     Holders of Delano Warrants do not have any registration rights; therefore, any shares of divine Common Stock issued upon exercise of the Revised Warrants will be restricted shares under U.S. securities laws. Accordingly, such shares will not be freely tradable unless they have been held for the requisite holding period under, and have otherwise been sold in compliance with the requirements of, Rule 144 promulgated under the 1933 Act.

     Delano has agreed to use its reasonable best efforts to cause those persons whom Delano reasonably believes may be deemed to be "affiliates" of Delano within the meaning of Rule 405 promulgated under the 1933 Act (for purposes of Rule 145 promulgated under the 1933 Act) to enter into affiliate agreements with divine. Under the terms of the affiliate agreements, divine will be entitled to place appropriate legends on the certificates evidencing any divine Common Stock or Exchangeable Shares to be received by these persons. Additionally, these persons will acknowledge the resale restrictions imposed by Rule 145 under the 1933 Act on shares of divine Common Stock and Exchangeable Shares to be received by them in the transaction and on shares of divine Common Stock to be received upon exchange of Exchangeable Shares.

     Canada

     divine applied on April 11, 2002, for a ruling of securities regulatory authorities in Canada that the issuance of the Exchangeable Shares and the shares of divine Common Stock issuable under the Arrangement, upon exchange of Exchangeable Shares, upon exercise of Replacement Options and upon exercise of Revised Warrants be exempted from otherwise applicable prospectus and registration requirements. Application has also been made to permit resale of those shares in various jurisdictions without restriction by persons other than a "control person", subject to other customary qualifications for such orders, including that no unusual effort is made to prepare the market for any such resale or to create a demand for the securities which are the subject of any such resale, no extraordinary commission or consideration is paid in respect thereof and that any resale of divine Common Stock is made through the facilities of a stock exchange or market outside of Canada. The consummation of the Arrangement is conditional upon receipt of these rulings or orders.

DELISTING AND DEREGISTRATION OF DELANO COMMON SHARES AFTER THE TRANSACTION

     When the Arrangement is completed, Delano Common Shares will be delisted from the TSE and NASDAQ and will be deregistered under the 1934 Act. Upon the application for deregistration and approval by the SEC, Delano will no longer have any reporting obligation under the 1934 Act.

ONGOING CANADIAN REPORTING OBLIGATIONS

     Upon completion of the Arrangement, Delano will continue to be a reporting issuer in certain of the Canadian provinces. Application has been made for certain exemptions from the Canadian statutory financial and reporting requirements relating to timely disclosure, filing and sending of financial statements, the preparation and sending of management information circulars, the preparation of an annual information form and from the insider trading reporting requirements. The exemptions are expected to be conditional upon, among other things, divine filing with the relevant Canadian securities regulatory authorities copies of all documents required to be filed with the SEC, holders of Exchangeable Shares receiving all disclosure materials furnished to holders of divine Common Stock under the laws of the United States, including copies of its annual financial statements and all proxy solicitation materials, divine complying with NASDAQ timely disclosure requirements and divine disseminating relevant press releases in Canada.

     If these exemptions are obtained, after the completion of the Arrangement holders of Exchangeable Shares will receive annual financial statements of divine prepared in accordance with U.S. GAAP, and any interim financial statements of divine prepared in accordance with U.S. GAAP that are provided to holders of divine Common Stock.

TREATMENT OF STOCK OPTIONS AND WARRANTS

     On June 14, 2002, there were outstanding options to purchase Delano Common Shares which, when vested, would be exercisable to acquire a total of approximately 6,500,000 Delano Common Shares at prices between $0.11 to $17.00 with various expiration dates to 2006.

     At the Effective Time each In-the-Money Option that has not been cancelled, terminated or duly exercised will be exchanged for a Replacement Option. Each Replacement Option will constitute an option to purchase a number of shares of divine Common Stock equal to the product of the Exchange Ratio and the number of Delano Common Shares subject to that Delano Option. Each Replacement Option will provide for an exercise price per share of divine Common Stock equal to the exercise price per Delano Common Share of the Delano Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in a holder's total Replacement Options being exercisable for a total number of shares of divine Common Stock that includes a fraction of a share of divine Common Stock, then the total number of shares of divine Common Stock subject to a particular holder's total Replacement Options shall be rounded down to the next whole number of shares of divine Common Stock and the total exercise price for such Replacement Options will be reduced by the exercise price of the fractional share of divine Common Stock rounded up to the nearest cent. The term to expiration, conditions to and manner of exercising and all other terms and conditions of Replacement Options will otherwise be unchanged from those of the Delano Options for which they were exchanged. Any document or agreement previously evidencing Delano Options shall thereafter evidence and be deemed to evidence Replacement Options. Each unexercised Delano Option that remains outstanding and is not an In-the-Money Option will be terminated immediately prior to the Effective Time.

     divine has agreed to file a registration statement on Form S-8 within 30 days after the Effective Time for the shares of divine Common Stock issuable upon the exercise of the Replacement Options.

     At the Effective Time each Delano Warrant will be amended to become a Revised Warrant. Each Revised Warrant will provide for the purchase of the number of shares of divine Common Stock equal to the product of the Exchange Ratio multiplied by the number of Delano Common Shares subject to such Delano Warrant. Each Revised Warrant shall provide for an exercise price per share of divine Common Stock equal to the exercise price per Delano Common Share of the Delano Warrant immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in the total Revised Warrants of a particular holder being exercisable for a total number of shares of divine Common Stock that includes a fraction of a share of divine Common Stock, then the total number of shares of divine Common Stock subject to such holder's total Revised Warrants shall be rounded down to the next whole number of shares of divine Common Stock and the total exercise price for such Revised Warrants shall be reduced by the exercise price of the fractional share of divine Common Stock rounded up to the nearest cent. The term to expiry, conditions to and manner of exercising and all other terms and conditions of a Revised Warrant will be the same as they were prior to the Effective Time, and any document or agreement previously evidencing a Delano Warrant shall thereafter evidence and be deemed to evidence such Revised Warrant.

     Pursuant to the Plan of Arrangement, the Exchange Ratio has been adjusted to reflect fully the reverse stock split of the shares of divine Common Stock at a ratio of 1-for-25. Furthermore, the Plan of Arrangement and the Exchangeable Share Support Agreement will provide that so long as any Exchangeable Shares not owned by divine or any of its Affiliates are outstanding, divine will not, without the prior approval of Delano and the holders of Exchangeable Shares, effect a transaction such as the reverse stock split described above, unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of Exchangeable Shares.

FUTURE ISSUANCES OF SHARES

     Prior to the Effective Time the articles of incorporation of Delano will be amended to authorize the issuance of an unlimited number of Exchangeable Shares. The Exchangeable Shares may be issued, without approval of holders of Exchangeable Shares, at such time or times, to such persons and for such consideration as Delano may determine, except as may otherwise be required by applicable laws or regulations, and subject to all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid on the outstanding shares of divine Common Stock having been declared and paid at the relevant times.

FURTHER ISSUANCES OF OPTIONS

     After the Effective Time, divine will make available options to purchase up to 110,000 shares of divine Common Stock to employees of Delano who remain as employees of Delano after the Effective Time. The exercise price of such options will be equal to the closing price of shares of divine Common Stock on the day immediately preceding the Effective Time. Such options will vest according to divine's option plans under which such options will be granted.

EXPENSES

     The combined estimated fees, costs and expenses of divine and Delano in connection with the transaction including, without limitation, financial advisors' fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $1.75 million.

                               COMPILATION REPORT

The Board of Directors
divine, inc.:

     We have compiled the accompanying unaudited pro forma condensed combined balance sheet of divine, inc. and subsidiaries as at March 31, 2002 and the unaudited pro forma condensed combined statements of operations of divine, inc. and subsidiaries for the year ended December 31, 2001 and the three months ended March 31, 2002. These unaudited pro forma condensed combined financial statements have been prepared for inclusion in this management information circular relating to the consummated and proposed transactions described in the notes thereto. In our opinion, the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations have been properly compiled to give effect to the consummated and proposed transactions and assumptions described in the notes thereto.


/s/ KPMG LLP


Chicago, Illinois
June 14, 2002



COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS

     The above report, provided solely pursuant to Canadian requirements, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review substantially greater in scope than the review we have conducted. Consequently, we are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information.


/s/ KPMG LLP


Chicago, Illinois
June 14, 2002

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements describe the pro forma effect of divine's pending acquisition of Delano on the:

     o statements of operations for the year ended December 31, 2001 and the three months ended March 31, 2002 of divine; and

     o    balance sheet as of March 31, 2002 of divine.

     The following unaudited pro forma condensed combined financial statements also describe the pro forma effect of divine's acquisition of RoweCom Inc., a Delaware corporation ("RoweCom"), divine's pending acquisition of Viant Corporation, a Delaware corporation ("Viant"), and divine's announced equity financing from a group of investors led by Oak Investment Partners ("Oak"), as described below.

     On November 6, 2001, divine completed its acquisition of RoweCom, a leading global provider of sophisticated tools and client services for managing the acquisition of magazines, newspapers, journals and e-journals, books, and other knowledge resources. On April 5, 2002, divine announced its intent to acquire Viant, a professional services organization providing digital business solutions. In May and June 2002, divine received approximately $22.9 million in the first of two rounds of a $61.6 million private placement of series B convertible preferred stock from a group of investors led by Oak. The investors have agreed to purchase an additional $38.7 million in series B convertible preferred stock in the second round of the private placement. The receipt of the $38.7 million is subject to a number of customary closing conditions, including approval of divine stockholders, all of which may be waived by the investors.

     Because the RoweCom acquisition occurred during 2001, the assets and liabilities of RoweCom are already included in divine's historical balance sheet at March 31, 2002, and the results of operations of RoweCom are already included in divine's historical statement of operations for the three months ended March 31, 2002. As such, RoweCom is not included separately in the unaudited pro forma condensed combined balance sheet as of March 31, 2002 or the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2002. Additionally, in the pro forma condensed combined statement of operations for the year ended December 31, 2001, the historical financial data presented within the separate column for RoweCom reflects the operating activity of RoweCom for the period from January 1, 2001 through the acquisition date because activity subsequent to that date is reflected in divine's historical statement of operations for the year ended December 31, 2001.

     Delano's fiscal year end is March 31. The latest Delano financial statements that have been publicly filed are those contained within Delano's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001. Consequently, the unaudited pro forma condensed combined balance sheet as of March 31, 2002 reflects Delano's unaudited historical balance sheet as of December 31, 2001. Similarly, the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2002 reflects Delano's unaudited historical statement of operations for the three months ended December 31, 2001.

     The operating results for Delano, as reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2001, represent the twelve-month period ended December 31, 2001, and were derived from the financial statements contained within Delano's Annual Report on Form 10-K for the year ended March 31, 2001 and Delano's Quarterly Report on Form 10-Q for the three- and nine-month periods ended December 31, 2001 and 2000.

     divine has prepared the unaudited pro forma condensed combined financial statements using the purchase method of accounting for all of these transactions. The unaudited pro forma condensed combined financial statements have been prepared to present all companies on a U.S. GAAP basis and in U.S. dollars. Historical information of divine, Delano, RoweCom and Viant for these purposes was prepared using U.S. GAAP and in U.S. dollars. Because the unaudited pro forma condensed combined financial statements are based upon the financial condition and operating results, as applicable, of RoweCom, Delano, and Viant during periods when they were not under the control, influence or management of divine, the information presented may not be indicative of the results that would have actually occurred had the acquisitions been completed as of the respective periods presented, nor is it indicative of future financial or operating results. divine has incurred, and expects to incur reorganization and integration expenses as well as potential operating efficiencies as a result of the acquisition of RoweCom. divine expects to also incur reorganization and integration expenses and potential operating efficiencies as a result of the acquisitions of Delano and Viant. The unaudited pro forma condensed combined financial statements do not give effect to any synergies that may occur due to the integration of RoweCom, Delano, and Viant with divine.

     In May 2002, divine effected a 1 for 25 reverse stock split. All references in the unaudited pro forma condensed combined financial statements and the notes thereto to divine per share amounts, the number of divine shares outstanding or issuable, and exchange ratios applicable to acquisitions give effect to the reverse stock split.

     Certain assets and liabilities in the consolidated balance sheets of Delano and Viant have been reclassified to conform to the divine line item presentation in the unaudited pro forma condensed combined balance sheet. Certain expenses in the consolidated statements of operations of RoweCom, Delano, and Viant have been reclassified to conform to the divine line item presentation in the unaudited pro forma condensed combined statement of operations, as applicable. The unaudited pro forma condensed combined financial statements should be read along with the historical financial statements of divine and the related notes, included in Annex I and Annex T to this document, the historical financial statements of Delano and the related notes, included in Annex J and Annex M to this document, the historical financial statements of Viant and the related notes, included in Annex R to this document, and the historical financial statements of RoweCom and the related notes, included in Annex S to this document.

                                  DIVINE, INC.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              AS OF MARCH 31, 2002
                                 (IN THOUSANDS)

                                                                                                     DELANO PRO FORMA
                                            DIVINE                OAK                 DELANO           ADJUSTMENTS
                                          -----------         -----------           -----------      ----------------
ASSETS
 Current assets
 Cash, cash equivalents, and
  short-term investments ...............  $    39,960         $    61,400(a)        $    11,205        $    (1,750)(b)

 Restricted cash .......................       38,130                --                    --                 --
 Accounts receivable, net ..............      122,071                --                   4,132               --
 Available-for-sale securities .........        2,577                --                   1,427               --
 Note receivable .......................          308                --                    --                 --
 Prepaid expenses ......................       13,336                --                     842               --
 Deferred publisher costs ..............      227,544                --                    --                 --
 Other current assets ..................        5,941                --                    --                 --
                                          -----------         -----------           -----------        -----------
   Total current assets ................      449,867              61,400                17,606             (1,750)

 Property and equipment, net ...........       50,295                --                   2,867               --
 Goodwill and other intangible
  assets, net ..........................      283,059                --                    --               21,254(b)
 Restricted cash .......................         --                  --                    --                 --
 Other non-current assets ..............       13,504                --                     263               --
                                          -----------         -----------           -----------        -----------
 TOTAL ASSETS ..........................  $   796,725         $    61,400           $    20,736        $    19,504
                                          ===========         ===========           ===========        ===========

LIABILITIES
 Current liabilities
 Accounts payable ......................       20,216                --                   2,030               --
 Publisher payables ....................       40,797                --
 Accrued payroll expenses ..............       14,457                --                     623               --
 Accrued professional fees .............        3,053                --                      25               --
 Current portion of facilities
   impairment ..........................        7,801                --                   1,737               --
 Current portion of capital leases .....       15,407                --                      89               --
 Deferred revenue ......................      288,357                --                     801               --
 Notes payable and current portion of
   long-term debt ......................       15,798                --                      --               --
 Other accrued expenses and current
   liabilities .........................       49,032                --                   1,134               --
                                          -----------         -----------           -----------        -----------
   Total current liabilities ...........      454,918                --                   6,439               --

 Long-term debt ........................       62,378                --                    --                 --
 Long-term facilities impairment .......       22,546                --                    --                 --
 Capital leases ........................        6,625                --                    --                 --
 Other non-current liabilities .........       15,381                --                    --                 --
 Redeemable preferred stock ............         --                61,400(a)               --                 --
STOCKHOLDERS' EQUITY
 Common stock ..........................           19                --                    --                    2(b)
 Additional paid-in capital ............    1,229,020                --                    --               32,836(b)
                                                                                                             1,030(b)
 Unearned stock-based compensation .....      (15,230)               --                    --                  (67)(b)
 Accumulated other comprehensive loss ..       (4,785)               --                    --                 --
 Treasury stock, at cost ...............      (12,945)               --                    --                 --
 Accumulated deficit ...................     (961,202)               --                    --                 --
 Acquired company equity ...............         --                  --                  14,297            (14,297)(b)
                                          -----------         -----------           -----------        -----------
TOTAL STOCKHOLDERS' EQUITY .............      234,877                --                  14,297             19,504
                                          -----------         -----------           -----------        -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY ...............................  $   796,725         $    61,400           $    20,736        $    19,504
                                          ===========         ===========           ===========        ===========

                                                                                       VIANT            DIVINE/OAK/DELANO/
                                       DIVINE/OAK/DELANO                             PRO FORMA           VIANT PRO FORMA
                                       PRO FORMA COMBINED          VIANT            ADJUSTMENTS             COMBINED
                                       ------------------        -----------        -----------         ------------------
ASSETS
 Current assets
 Cash, cash equivalents, and
  short-term investments ...............  $   110,815            $   114,102        $    (1,750)(c)        $   199,167
                                                                                        (24,000)(c)
 Restricted cash .......................       38,130                  1,955               --                   40,085
 Accounts receivable, net ..............      126,203                  4,149               --                  130,352
 Available-for-sale securities .........        4,004                   --                 --                    4,004
 Note receivable .......................          308                    400               --                      708
 Prepaid expenses ......................       14,178                   --                 --                   14,178
 Deferred publisher costs ..............      227,544                   --                 --                  227,544
 Other current assets ..................        5,941                    474               --                    6,415
                                          -----------            -----------        -----------            -----------
 Total current assets ..................      527,123                121,080            (25,750)               622,453

 Property and equipment, net ...........       53,162                  6,763               --                   59,925
 Goodwill and other intangible
  assets, net ..........................      304,313                   --                2,952(c)             307,265
 Restricted cash .......................         --                     --                 --                     --
 Other non-current assets ..............       13,767                  4,092               --                   17,859
                                          -----------            -----------        -----------            -----------
 TOTAL ASSETS ..........................  $   898,365            $   131,935        $   (22,798)           $ 1,007,502
                                          ===========            ===========        ===========            ===========

LIABILITIES
 Current liabilities
 Accounts payable ......................       22,246                  1,597               --                   23,843
 Publisher payables ....................       40,797                   --                 --                   40,797
 Accrued payroll expenses ..............       15,080                  1,219               --                   16,299
 Accrued professional fees .............        3,078                    759               --                    3,837
 Current portion of facilities
   impairment ..........................        9,538                  4,218               --                   13,756
 Current portion of capital leases .....       15,496                    625               --                   16,121
 Deferred revenue ......................      289,158                    912               --                  290,070
 Notes payable and current portion of
   long-term debt ......................       15,798                   --                 --                   15,798
 Other accrued expenses and current
   liabilities .........................       50,166                  1,129               --                   51,295
                                          -----------            -----------        -----------            -----------
 Total current liabilities .............      461,357                 10,459               --                  471,816

 Long-term debt ........................       62,378                   --                 --                   62,378
 Long-term facilities impairment .......       22,546                  3,039               --                   25,585
 Capital leases ........................        6,625                     49               --                    6,674
 Other non-current liabilities .........       15,381                   --                 --                   15,381
 Redeemable preferred stock ............       61,400                   --                 --                   61,400
STOCKHOLDERS' EQUITY
 Common stock ..........................           21                   --                    8(c)                  29
 Additional paid-in capital ............    1,262,886                   --               84,875(c)           1,358,468
                                                                                         10,707(c)
 Unearned stock-based compensation .....      (15,297)                  --                 --                  (15,297)
 Accumulated other comprehensive loss ..       (4,785)                  --                 --                   (4,785)
 Treasury stock, at cost ...............      (12,945)                  --                 --                  (12,945)
 Accumulated deficit ...................     (961,202)                  --                 --                 (961,202)
 Acquired company equity ...............         --                  118,388           (118,388)(c)               --
                                          -----------            -----------        -----------            -----------
TOTAL STOCKHOLDERS' EQUITY .............      268,678                118,388            (22,798)               364,268
                                          -----------            -----------        -----------            -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY ...............................  $   898,365            $   131,935        $   (22,798)           $ 1,007,502
                                          ===========            ===========        ===========            ===========

                                  DIVINE, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                                                    ROWECOM          DIVINE/ROWECOM
                                                                                   PRO FORMA           PRO FORMA
                                                    DIVINE         ROWECOM        ADJUSTMENTS          COMBINED            DELANO
                                                   ---------     -----------      -----------        --------------      -----------

Revenues .....................................  $   199,598      $   336,329      $      --           $   535,927      $    18,209

Operating expenses:
 Cost of revenues ............................      179,853          306,806             --               486,659            6,095
 Selling, general and administrative .........      176,649           39,621             --               216,270           29,487
 Research and development ....................       37,004             --               --                37,004           12,335

 Acquired technology-in process research
   and development ...........................       13,741             --               --                13,741             --

 Bad debt expense ............................       23,379             --               --                23,379             --
 Amortization of intangible assets ...........       16,091            3,799           (3,799)(d)          16,091            6,205
 Impairment of intangible and other assets ...       37,864             --               --                37,864          110,233
 Impairment of prepaid co-location and
   bandwidth services ........................       25,000             --               --                25,000             --
 Impairment of facilities ....................       12,022             --               --                12,022             --
 Restructuring charges .......................         --               --               --                  --             15,058
 Amortization of stock-based compensation ....        9,667             --               --                 9,667           (1,812)
                                                -----------      -----------      -----------         -----------      -----------
   Total operating expenses ..................      531,270          350,226           (3,799)            877,697          177,601
                                                -----------      -----------      -----------         -----------      -----------
   Operating loss ............................     (331,672)         (13,897)           3,799            (341,770)        (159,392)

Other income (expense):
 Interest income .............................        8,932              552             --                 9,484            1,048
 Interest expense ............................       (3,681)          (6,455)            --               (10,136)             (54)
 Other income (loss), net ....................       (4,135)               2             --                (4,133)             145
                                                -----------      -----------      -----------         -----------      -----------
  Total other income (expense) ...............        1,116           (5,901)            --                (4,785)           1,139
                                                -----------      -----------      -----------         -----------      -----------

Loss before minority interest, net gain
  of stock transactions of associated
  companies, equity in losses of associated
  companies, and impairment of
  investment in equity method and
  cost method associated companies ...........     (330,556)         (19,798)           3,799            (346,555)        (158,253)
Minority interest ............................        4,270             --               --                 4,270             --
Net gain of stock transactions of
  associated companies .......................          667             --               --                   667             --
Equity in losses of associated companies .....      (19,604)            --               --               (19,604)            (424)
Impairment of investment in equity method
  and cost method associated companies .......      (36,633)            --               --               (36,633)            --
                                                -----------      -----------      -----------         -----------      -----------
Income (Loss) before income taxes ............     (381,856)         (19,798)           3,799            (397,855)        (158,677)
Income tax (benefit) provision ...............         --               (921)             921(d)             --               --
                                                -----------      -----------      -----------         -----------      -----------
  Net loss from continuing operations ........  $  (381,856)     $   (18,877)     $     2,878         $  (397,855)     $  (158,677)
                                                -----------      -----------      -----------         -----------      -----------

Basic and diluted net loss per share
  from continuing operations .................  $    (53.26)                                          $    (52.95)

Shares used in computing basic and
  diluted net loss per share .................    7,168,989                                             7,514,097
                                                ===========                                           ===========


                                                                    DIVINE/ROWECOM                          DIVINE
                                                   DELANO               DELANO                           DELANO/VIANT
                                                  PRO FORMA           PRO FORMA                            PRO FORMA
                                                 ADJUSTMENTS           COMBINED           VIANT            COMBINED
                                                ------------        --------------     ------------      ------------

Revenues .....................................  $       --           $    554,136      $     34,606      $    588,742

Operating expenses:
 Cost of revenues ............................          --                492,754            35,755           528,509
 Selling, general and administrative .........          --                245,757            43,041           288,798
 Research and development ....................          --                 49,339             1,631            50,970
 Acquired technology-in process research
   and development ...........................          --                 13,741              --              13,741
 Bad debt expense ............................          --                 23,379              --              23,379
 Amortization of intangible assets ...........          (891)(e)           21,405              --              21,405
 Impairment of intangible and other assets ...          --                148,097              --             148,097
 Impairment of prepaid co-location and
   bandwidth services ........................          --                 25,000              --              25,000
 Impairment of facilities ....................          --                 12,022            23,900            35,922
 Restructuring charges .......................          --                 15,058             7,115            22,173
 Amortization of stock-based compensation ....            22(f)             7,877              --               7,877
                                                ------------         ------------      ------------      ------------
   Total operating expenses ..................          (869)           1,054,429           111,442         1,165,871
                                                ------------         ------------      ------------      ------------
   Operating loss ............................           869             (500,293)          (76,836)         (577,129)

Other income (expense):
 Interest income .............................          --                 10,532             6,757            17,289
 Interest expense ............................          --                (10,190)             (139)          (10,329)
 Other income (loss), net ....................          --                 (3,988)           (1,774)           (5,762)
                                                ------------         ------------      ------------      ------------
  Total other income (expense) ...............          --                 (3,646)            4,844             1,198
                                                ------------         ------------      ------------      ------------

Loss before minority interest, net gain
  of stock transactions of associated
  companies, equity in losses of associated
  companies, and impairment of
  investment in equity method and
  cost method associated companies ...........           869             (503,939)          (71,992)         (575,931)
Minority interest ............................          --                  4,270              --               4,270
Net gain of stock transactions of
  associated companies .......................          --                    667              --                 667
Equity in losses of associated companies .....          --                (20,028)             --             (20,028)
Impairment of investment in equity method\
  and cost method associated  companies ......          --                (36,633)             --             (36,633)
                                                ------------         ------------      ------------      ------------
Income (Loss) before income taxes ............           869             (555,663)          (71,992)         (627,655)
Income tax (benefit) provision ...............          --                   --                --                --
                                                ------------         ------------      ------------      ------------
Net loss from continuing operations ..........  $        869         $   (555,663)     $    (71,992)     $   (627,655)
                                                ------------         ------------      ------------      ------------

Basic and diluted net loss per share
  from continuing operations .................                       $    (58.03)                        $     (36.12)

Shares used in computing basic and
  diluted net loss per share .................                          9,576,139                          17,375,070
                                                                     ============                        ============


                                  DIVINE, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                  FOR THE THREE MONTHS ENDED MARCH 31, 2002 (IN
                   THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                        DELANO         DIVINE/DELANO                     VIANT
                                                                       PRO FORMA         PRO FORMA                     PRO FORMA
                                         DIVINE, INC.     DELANO      ADJUSTMENTS        COMBINED        VIANT         COMBINED
                                         ------------   ----------    -----------      -------------   ----------    -------------

Revenues .............................   $   146,329    $    4,160    $     --         $    150,489    $    5,354    $    155,843
Operating expenses:
 Cost of revenues ....................       124,702         1,151          --              125,853         4,785         130,638
 Selling, general and administrative .        56,223         2,767          --               58,990         7,191          66,181
 Research and development ............        30,541         1,007          --               31,548          --            31,548
 Acquired technology-in process
   research and development ..........          --            --            --                 --            --              --
 Bad debt expense ....................          (675)         --            --                 (675)         --              (675)
 Amortization of intangible assets ...         3,792          --           1,328(e)           5,120          --             5,120
 Impairment of intangible and other
   assets ............................           250           603          --                  853          --               853
 Impairment of prepaid co-location
   and bandwidth services ............          --            --            --                 --            --              --
 Impairment of facilities ............          --            --            --                 --            --              --
 Restructuring charges ...............          --          (2,094)         --               (2,094)         --            (2,094)
 Amortization of stock-based
  compensation .......................         1,876           399             6(f)           2,281          --             2,281
                                         -----------    ----------    ----------       ------------    ----------    ------------
  Total operating expenses ...........       216,709         3,833         1,334            221,876        11,976         233,852
                                         -----------    ----------    ----------       ------------    ----------    ------------
  Operating loss .....................       (70,380)          327        (1,334)           (71,387)       (6,622)        (78,009)
Other income (expense):
 Interest income .....................           253            35          --                  288           659             947
 Interest expense ....................        (2,194)         --            --               (2,194)          (27)         (2,221)
 Other income (loss), net ............           467                        --                  467            15             482
                                         -----------    ----------    ----------       ------------    ----------    ------------
  Total other income (expense) .......        (1,474)           35          --               (1,439)          647            (792)
                                         -----------    ----------    ----------       ------------    ----------    ------------
  Loss before minority interest, net
   gain of stock transactions of
   associated companies, equity in
   losses of associated companies, and
   impairment of investment in
   equity method and cost method
   associated companies ..............       (71,854)          362        (1,334)           (72,826)       (5,975)        (78,801)
Minority interest ....................          --            --            --                 --            --              --
Net gain of stock transactions of
  associated companies ...............          --            --            --                 --            --              --
Equity in losses of associated
  companies ..........................          --            --            --                 --            --              --
Impairment of investment in equity
  method and cost method associated
  companies ..........................        (1,461)         --            --               (1,461)         --            (1,461)
                                         -----------    ----------    ----------       ------------    ----------    ------------
 Net loss from continuing operations .   $   (73,315)   $      362    $   (1,334)      $    (74,287)   $   (5,975)   $    (80,262)
                                         -----------    ----------    ----------       ------------    ----------    ------------
Basic and diluted net loss per share
  from continuing operations .........   $     (4.09)                                  $      (3.72)                 $      (2.89)

Shares used in computing basic
  and diluted net loss per share .....    17,913,939                                     19,975,981                    27,774,912

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     The unaudited pro forma condensed combined balance sheet as of March 31, 2002 gives effect to the pending acquisitions of Delano and Viant as if they occurred on that date. Because RoweCom was acquired by divine in 2001, the assets and liabilities of RoweCom are already included in divine's historical balance sheet as of March 31, 2002. As such, RoweCom is not included separately in the unaudited pro forma condensed combined balance sheet as of March 31, 2002. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2001 and the three months ended March 31, 2002 give effect to the pending acquisitions of Delano and Viant as if they occurred on January 1, 2001. Because RoweCom's operations are already included in divine's historical statement of operations for the three months ended March 31, 2002, RoweCom is not included separately in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2002. The operating activity of RoweCom from divine's acquisition date through December 31, 2001 is reflected in divine's historical statement of operations for the year ended December 31, 2001. Therefore, the historical financial data for RoweCom as set forth in the pro forma condensed combined statement of operations for the year ended December 31, 2001 reflects the operating activity of RoweCom for the period from January 1, 2001 through divine's acquisition date, in order that the statement of operations gives effect to the RoweCom acquisition as if it occurred on January 1, 2001.

     Delano's fiscal year end is March 31. The latest Delano financial statements that have been publicly filed are those contained within Delano's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2001. Consequently, the unaudited pro forma condensed combined balance sheet as of March 31, 2002 reflects Delano's unaudited historical balance sheet as of December 31, 2001. Similarly, the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2002 reflects Delano's unaudited historical statement of operations for the three months ended December 31, 2001.

     The operating results for Delano, as reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2001, represent the twelve-month period ended December 31, 2001, and were derived from the financial statements contained within Delano's Annual Report on Form 10-K for the year ended March 31, 2001 and Delano's Quarterly Report on Form 10-Q for the three- and nine-month periods ended December 31, 2001 and 2000.

     The following table summarizes information concerning the estimated purchase price allocation for the pending acquisitions of Delano and Viant as if they had occurred on March 31, 2002.

                               FAIR VALUE        UNEARNED        GOODWILL AND
               PURCHASE        OF TANGIBLE      STOCK BASED    OTHER INTANGIBLE
COMPANY          PRICE         NET ASSETS       COMPENSATION       ASSETS
              -----------      -----------      ------------   ----------------
Delano ..     $35,618,000      $14,297,000      $    67,000      $21,254,000
Viant ...      97,339,000       94,387,000               --        2,952,000

     The purchase prices of both Delano and Viant include estimated acquisition costs of $1,750,000.

     In the Delano acquisition, divine expects to issue approximately 2,062,000 shares of its class A common stock. Additionally, divine expects to issue options to purchase approximately 70,000 shares of its class A common stock, with exercise prices ranging from $2.32 to $2.95 per share, based on the closing price of divine's class A common stock on June 12, 2002. divine also expects to issue warrants to purchase approximately 1,000 shares of its class A common stock, with exercise prices ranging from $126.25 to $131.75 per share. For purposes of the unaudited pro forma condensed combined financial statements, the assumed fair value of divine common stock issued in the Delano acquisition for purchase accounting purposes is $15.93 per share, which represents the average of the closing price of divine's common stock on the first day the agreed upon terms of the Delano acquisition were announced by divine (March 13, 2002) and the three business days before and after the announcement date.

     In the Viant acquisition, divine expects to issue approximately 7,823,000 shares of its class A common stock. Additionally, divine expects to issue options to purchase approximately 1,374,000 shares of its class A common stock, with exercise prices ranging from $0.13 to $237.52 per share. For purposes of the unaudited pro forma condensed combined financial statements, the assumed fair value of divine common stock issued in the Viant acquisition for purchase accounting purposes is $10.85 per share, which represents the average of the closing price of divine's common stock on the first day the agreed upon terms of the Viant acquisition were announced by divine (April 5, 2002) and the three business days before and after the announcement date.

     The effects of the Delano and Viant acquisitions have been presented using the purchase method of accounting. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon management's best preliminary estimates of fair value with any excess purchase price being allocated to goodwill or other intangibles. The preliminary allocation of the purchase price for Delano and Viant may be subject to further adjustments, as divine finalizes its allocation of purchase price in accordance with U.S. generally accepted accounting principles. The pro forma adjustments related to the purchase price allocation of the acquisitions represent management's best estimate of the effects of these transactions.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                   (CONTINUED)


2.   PRO FORMA BALANCE SHEET ADJUSTMENTS

     a) Reflects the assumed issuance of 61,600 shares of divine's series B convertible preferred stock and warrants to purchase 9,667 shares of divine's series B convertible preferred stock to the investment group led by Oak in exchange for $61,400,000, net of assumed offering costs of $200,000. Based on the closing price of divine common stock on June 14, 2002, there is no beneficial conversion feature associated with the series B convertible preferred stock or the warrants issued in the Oak transaction.

     b) Reflects the assumed issuance of 2,062,042 shares of divine common stock and the elimination of Delano's equity in consolidation. Also reflects the estimated acquisition costs of $1,750,000 for the Delano acquisition. Also reflects the assumed issuance of options and warrants to purchase 69,888 and 1,469 shares, respectively, of divine common stock. The Black-Scholes fair value of these options and warrants is $1,030,000 and has been included as part of the purchase price. Also reflects the establishment by divine of goodwill and other intangible assets of $21,254,000, which represents the fair value of divine's consideration given in excess of the assumed fair value of Delano's tangible net assets as of March 31, 2002. Based on the number and intrinsic value of "in-the-money" unvested Delano options as of June 12, 2002, $67,000 of the purchase price has been reflected as unearned stock-based compensation.

     c) Reflects the assumed issuance of 7,823,283 shares of divine common stock and the elimination of Viant's equity in consolidation. Also reflects the assumed issuance of options to purchase 1,373,546 shares of divine common stock. The Black-Scholes fair value of these options is $10,707,000 and has been included as part of the purchase price. Also reflects reductions of cash resulting from a $24,000,000 distribution payable by Viant to its stockholders prior to the acquisition date and an estimated $1,750,000 of acquisition costs for the Viant acquisition. Also reflects the establishment by divine of goodwill of $2,952,000, which represents the fair value of divine's consideration given in excess of the assumed fair value of Viant's tangible net assets as of March 31, 2002. Based on the number and intrinsic value of "in-the-money" unvested Viant options as of June 12, 2002, none of the purchase price has been reflected as unearned stock-based compensation.

3.   PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS

     d) Reflects the removal of RoweCom's historical amortization of intangible assets and its income tax benefit, neither of which would have been recorded had the acquisition occurred on January 1, 2001.

     e) Amortization of intangible assets has been adjusted to reflect the amortization of goodwill and other intangible assets associated with the Delano acquisition over an estimated useful life of four years, and to eliminate the historical amortization of goodwill and other intangible assets recorded by Delano. Under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, goodwill acquired in transactions completed after June 30, 2001 is not amortized. As such, the unaudited pro forma condensed combined statement of operations does not reflect any goodwill amortization expense related to the Delano acquisition. The excess purchase price over the adjusted fair value of Delano tangible net assets has not yet been allocated between in-process research and development charges, goodwill, and other intangible assets. For purposes of the unaudited pro forma condensed combined statement of operations, the entire excess purchase price for Delano is considered to be allocated to amortizable intangible assets with a useful life of four years.

          The entire excess purchase price over the adjusted fair value of Viant tangible net assets is expected to be classified as goodwill. As such, under the provisions of SFAS No. 142, there is no amortization of intangible assets related to the Viant acquisition reflected in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2001 and for the three months ended March 31, 2002.

     f) Reflects the amortization of unearned stock-based compensation recorded for the Delano acquisition over an estimated remaining vesting period of three years as of January 1, 2001.

              CAPITALIZATION AND PRO FORMA CAPITALIZATION OF DIVINE

     The following table sets forth the capitalization of divine as at March 31, 2002, on the basis of the assumptions set forth in the divine unaudited pro forma financial statements. This table should be read in conjunction with the divine unaudited pro forma financial statements included elsewhere herein.



                       PRO FORMA CAPITALIZATION OF DIVINE

                                   (unaudited)

                                                                           DIVINE/OAK/DELANO    DIVINE/OAK/DELANO/VIANT
                                                         DIVINE AS OF       PRO FORMA AS OF         PRO FORMA AS OF
                                                        MARCH 31, 2002       MARCH 31, 2002          MARCH 31, 2002
                                                        --------------     -----------------    -----------------------
                                                                              (in thousands)
  Current portion of long term debt ...............            2,640                2,640                   2,640
  Long term debt ..................................           62,378               62,378                  62,378
  Redeemable Preferred Stock (0; 61,600; and 61,600
    shares outstanding) ...........................               --               61,400                  61,400
Stockholders' Equity
  Common stock (18,507,012; 20,569,054; and
    28,367,985 shares outstanding) ................               19                   21                      29

  Additional paid-in capital ......................        1,229,020            1,262,886               1,358,468
  Unearned stock-based compensation ...............          (15,230)             (15,297)                (15,297)

  Accumulated other comprehensive loss ............           (4,785)              (4,785)                 (4,785)
  Treasury stock (356,706 shares) .................          (12,945)             (12,945)                (12,945)
  Accumulated deficit .............................         (961,202)            (961,202)               (961,202)
                                                         -----------          -----------             -----------
TOTAL STOCKHOLDERS' EQUITY ........................      $   234,877          $   268,678             $   364,268
                                                         ===========          ===========             ===========
TOTAL CAPITALIZATION ..............................      $   299,895          $   395,096             $   490,686
                                                         ===========          ===========             ===========

                            THE COMBINATION AGREEMENT

     The following summary of the Combination Agreement is qualified by reference to the complete text of the Combination Agreement. The Combination Agreement is incorporated by reference into this document and attached as Annex
A. Certain Exhibits to the Combination Agreement are attached separately as Annex A-1, Annex B, Annex C, Annex D, Annex E and Annex F.

STRUCTURE OF THE ARRANGEMENT

     Under the terms of the Combination Agreement, Delano will enter into a Plan of Arrangement under the OBCA, as a result of which Delano will become a subsidiary of divine.

COMPLETION AND EFFECTIVENESS OF THE ARRANGEMENT

     divine and Delano will complete the transaction after all of the conditions to completion of the Arrangement contained in the Combination Agreement have been satisfied or waived. The Arrangement will become effective upon the issuance of a certificate of Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed. divine and Delano are working toward satisfying the conditions and completing the Arrangement as quickly as possible.

     divine and Delano currently plan to complete the Arrangement during July 2002. Because the combination is subject to regulatory approvals and other conditions, some of which are beyond divine and Delano's control, the exact timing cannot be predicted.

EXCHANGE OF SHARES ON THE ARRANGEMENT

     Under the Arrangement, divine will become the owner of all of the Delano Common Shares outstanding immediately following the Arrangement. A Delano shareholder (other than divine or its Affiliates and a Delano shareholder who has properly exercised its dissent rights and is paid fair value by Delano) will receive either a number of shares of divine Common Stock equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder or, at the option of a validly-electing Delano shareholder who is either, (i) a Canadian resident for the purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada) holding Delano Common Shares on its own behalf or (ii) a person who holds Delano Common Shares on behalf of one or more Canadian residents for the purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada), a number of Exchangeable Shares (and certain ancillary rights) equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder. The Exchangeable Shares will be securities issued by Delano exchangeable on a one-for-one basis for shares of divine Common Stock. Holders of the Exchangeable Shares will be entitled to dividend and other rights that are substantially economically equivalent to those of the holders of divine Common Stock. Through the Voting and Exchange Trust Agreement, holders of the Exchangeable Shares will be entitled to vote at meetings of divine shareholders.

     In accordance with the Combination Agreement, the Exchange Ratio was adjusted to reflect fully the 1-for-25 reverse stock split implemented by divine on May 29, 2002. See "Transaction Mechanics -- Reverse Stock Split of divine Common Stock". Furthermore, the Plan of Arrangement and the Exchangeable Share Support Agreement provide that so long as any Exchangeable Shares not owned by divine or any of its Affiliates are outstanding, divine will not, without the prior approval of Delano and the holders of the Exchangeable Shares, effect a transaction such as the reverse stock split described above, unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of Exchangeable Shares.

     The Combination Agreement also provides that if, in the opinion of counsel to Delano, a change in tax law is enacted and becomes effective prior to the Effective Date pursuant to which beneficial holders of Delano Common Shares who are Canadian residents and who hold their shares as capital property for purposes of the Income Tax Act (Canada) (and equivalent Ontario law) may exchange their Delano Common Shares for shares of divine Common Stock on a tax deferred basis for purposes of the Income Tax Act (Canada) (and equivalent Ontario law) then, at the option of divine, no Exchangeable Shares will be issued and the Plan of Arrangement will be amended accordingly.

FRACTIONAL SHARES

     No certificates representing fractional Exchangeable Shares or fractional shares of divine Common Stock shall be issued upon the surrender for exchange of certificates representing Delano Common Shares. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest in a Exchangeable Share or share of divine Common Stock will be entitled to receive a cash payment based on such person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in shares of divine Common Stock, to which all such persons would otherwise be entitled either directly or through the exchange of Exchangeable Shares.

DELANO'S REPRESENTATIONS AND WARRANTIES

     Delano made a number of customary representations and warranties to divine in the Combination Agreement regarding aspects of its business, financial condition, structure and other facts pertinent to the combination.

     These representations and warranties include representations as to:

     o the corporate organization and qualification to do business of Delano and its subsidiaries;

     o the articles of incorporation and bylaws of Delano and its subsidiaries;

     o    Delano's and its subsidiaries' capitalization;

     o    authorization of the Combination Agreement by Delano;

     o the absence of certain conflicts in connection with Delano's and its subsidiaries' performance under the Combination Agreement;

     o    regulatory approvals required by Delano to complete the Arrangement;

     o the filing and consent obligations of Delano and its subsidiaries under applicable laws in connection with the Arrangement;

     o compliance with applicable laws and certain contracts by Delano and its subsidiaries;

     o the absence of government investigation or review of Delano or its subsidiaries;

     o Delano's and its subsidiaries' filings and reports with Canadian and U.S. securities regulatory authorities, the TSE and NASDAQ;

     o    Delano's and its subsidiaries' financial statements;

     o    Delano's and its subsidiaries' books and records;

     o    Delano's and its subsidiaries' liabilities;

     o changes in Delano's business, including its subsidiaries, since December 31, 2001, and actions taken by Delano or its subsidiaries since December 31, 2001;

     o    litigation involving Delano or its subsidiaries;

     o    Delano's and its subsidiaries' employee benefit plans;

     o Delano's and its subsidiaries' labour relations, including compliance with all applicable laws;

     o title to the properties Delano and its subsidiaries own and validity of Delano's and its subsidiaries' leases;

     o    tax matters pertaining to Delano and its subsidiaries;

     o    environmental matters pertaining to Delano and its subsidiaries;

     o payments required to be made by Delano to brokers and agents in connection with the Arrangement;

     o intellectual property matters pertaining to Delano and its subsidiaries;

     o    Delano's and its subsidiaries' agreements, contracts and commitments;

     o    Delano's and its subsidiaries' insurance coverage and claims;

     o the opinion of Delano's financial advisor that as at the date of the Combination Agreement the Exchange Ratio is fair from a financial point of view to Delano shareholders;

     o the approval of Delano's board of directors as to the Combination Agreement, the transactions contemplated by the Combination Agreement, the best interests of the shareholders, the recommendation of the Arrangement to the shareholders, and the intent of board members to vote their individual shares in favour of the Arrangement;

     o the vote required to approve the Combination Agreement and contemplated transactions;

     o    the Exchangeable Shares, which shall be duly and validly issued;

     o the absence of the unlawful use of funds by Delano, its subsidiaries or any of their respective directors, officers, employees or agents;

     o neither the Company nor any of its subsidiaries being an "interested shareholder" of divine;

     o    the absence of undisclosed non-arm's length transactions; and

     o the absence of engagement by Delano and its affiliates in certain cultural business referred to in Schedule IV of the Regulations Respecting Investment in Canada made under the Investment Canada Act or in section 14.1(5) of such statute.

     Many of the representations and warranties are qualified by thresholds of materiality or to a level of a Material Adverse Effect, and all such representations and warranties expire upon completion of the Arrangement.

     The representations and warranties contained in the Combination Agreement are complicated and not easily summarized. You are urged to carefully read
Article III of the Combination Agreement entitled "Representations and Warranties of Company".

REPRESENTATIONS AND WARRANTIES OF DIVINE

     divine has made a number of customary representations and warranties to Delano in the Combination Agreement regarding aspects of divine's business, financial condition, structure and other facts pertinent to the Arrangement.

     These representations and warranties include representations as to:

     o the corporate organization and qualification to do business of divine and its subsidiaries;

     o the certificate of incorporation and bylaws of divine and its material subsidiaries;

     o    divine's capitalization;

     o authorization of the Combination Agreement, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by divine;

     o the absence of conflicts in connection with divine's obligations under the Combination Agreement, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement;

     o the filing and consent obligations of divine under applicable laws and certain contracts in connection with the combination;

     o regulatory and third party approvals required by divine and its material subsidiaries to complete the combination;

     o compliance with applicable laws and certain contracts by divine and claims against divine and its material subsidiaries;

     o regulatory and third party approvals required by divine and its material subsidiaries to complete the combination;

     o divine's and its subsidiaries' filings and reports with the Securities and Exchange Commission;

     o    divine's and its subsidiaries' financial statements;

     o    divine's and its subsidiaries' liabilities;

     o changes in divine's or its material subsidiaries' business since September 30, 2001, and actions taken by divine or its material subsidiaries since September 30, 2001;

     o    litigation involving divine and its material subsidiaries;

     o intellectual property matters pertaining to divine and its subsidiaries;

     o payments required to be made by divine to brokers and agents in connection with the Arrangement;

     o approval by divine's board of directors in connection with the Arrangement;

     o    divine's issuance of common stock in connection with the Arrangement;

     o    divine's ownership of shares in Delano;

     o the absence of any unlawful use of funds by divine, any of its subsidiaries, or any of their respective directors, officers, employees or agents;

     o    the value of divine's Canadian assets and revenues;

     o    divine's material contracts and commitments; and

     o    tax matters pertaining to divine and its subsidiaries.

     Many of the representations and warranties are qualified by thresholds of materiality or to a level of a Material Adverse Effect, and all such representations and warranties expire upon completion of the Arrangement.

     The representations and warranties contained in the Combination Agreement are complicated and not easily summarized. You are urged to carefully read
Article IV of the Combination Agreement entitled "Representations and Warranties of Parent".


DELANO'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE ARRANGEMENT

     Under the terms of the Combination Agreement, Delano agreed that, until the earlier of the completion of the Arrangement or termination of the Combination Agreement, each of Delano and its subsidiaries, except to the extent divine consents in writing, will:

     o carry on its business in the ordinary course, consistent with past practice and in compliance with applicable laws in all material respects;

     o    pay or perform its material obligations when due; and

     o make all reasonable efforts consistent with past practices and policies to:

          -    preserve intact its present business organization;

          - keep available the services of its present officers and employees; and

          - preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

     Under the terms of the Combination Agreement, Delano also agreed that, subject to certain exceptions, until the earlier of the completion of the Arrangement or termination of the Combination Agreement, or unless divine consents in writing, Delano will comply with certain specific restrictions relating to the operation of its business, including restrictions relating to the following:

     o waiving any stock repurchase rights or repricing options under any employee, director or other stock plans or authorizing cash payments in exchange for any options granted under any of such plans;

     o    granting or amending severance and termination payments;

     o declaring or paying dividends or other distributions on shares of Delano;

     o    purchasing, redeeming or otherwise acquiring shares of Delano;

     o issuing shares of Delano or securities convertible into shares of Delano;

     o modifying the articles of incorporation or by-laws of Delano or its subsidiaries;

     o reorganizing, amalgamating or merging Delano or its subsidiaries, other than in connection with the Combination Agreement;

     o    acquiring other business entities;

     o    entering into joint ventures, strategic partnerships or alliances;

     o selling, leasing, licensing or disposing of material assets other than in the ordinary course of business;

     o transferring, licensing or selling, or otherwise extending, amending or modifying any rights to the proprietary rights of Delano or entering into any grants to future patent rights, other than on standard company forms, providing for a non-exclusive license entered into in the ordinary course of business;

     o granting loans or purchasing equity interests in other persons other than in the ordinary course of business;

     o incurring material indebtedness other than in the ordinary course of business;

     o    adopting or amending employee benefit plans;

     o entering into material employment contracts or collective bargaining agreements, paying special bonuses or materially increasing compensation rates;

     o    paying or settling material litigation or liabilities;

     o knowingly modifying, terminating or releasing any person from, or knowingly failing to enforce any confidentiality agreement to which Delano or any of its subsidiaries is a party or a beneficiary;

     o modifying material contracts or waiving material rights under material contracts other than in the ordinary course of business;

     o    changing accounting policies and procedures;

     o    commencing any material litigation, subject to certain exceptions;

     o    making certain tax elections;

     o releasing or permitting the release of any person from any confidentiality, "standstill" or similar agreements;

     o requesting from any person that has executed, within 12 months prior to the date of the Combination Agreement, a confidentiality agreement in connection with a possible acquisition by that person of Delano, the return of all confidential information furnished to such person;

     o purchasing or renewing any of the insurance policies in place except in compliance with the provisions of the Combination Agreement; and

     o agreeing in writing or otherwise taking any actions described in the above terms which would be reasonably likely to cause any of the conditions to the agreement set forth in the Combination Agreement not to be satisfied.

     The agreements related to the conduct of Delano's business in the Combination Agreement are complicated and not easily summarized. You are urged to carefully read Article V of the Combination Agreement entitled "Conduct Prior to the Effective Time".

DIVINE'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE ARRANGEMENT

     Under the terms of the Combination Agreement, divine agreed that, until the earlier of the completion of the Arrangement or termination of the Combination Agreement, or unless Delano consents in writing, divine will comply with certain specific restrictions relating to the operation of its business, including restrictions relating to the following:

     o proposing or adopting a plan of complete or partial liquidation or dissolution;

     o declaring, setting aside or paying any dividends or other distributions on divine capital stock; and

     o taking or agreeing in writing to take any actions described above that would cause the conditions in the Combination Agreement not to be satisfied.

     The agreements related to the conduct of divine's business in the Combination Agreement are complicated and not easily summarized. You are urged to carefully read Article V of the Combination Agreement entitled "Conduct Prior to the Effective Time".

MATERIAL COVENANTS

Solicitations by Delano; Withdrawal of Recommendation by Delano Board of
Directors

     Under the terms of the Combination Agreement, Delano agreed to cease and terminate, as of the date of the Combination Agreement, any and all existing discussions with any parties other than divine with respect to any Acquisition Proposal.

     Until the combination is completed or the Combination Agreement is terminated, Delano further agreed that neither it nor any of its subsidiaries will (nor will they authorize or permit any of their respective officers, directors or employees, or any of their investment bankers, attorneys or other advisors or representatives to):

     o solicit, initiate, knowingly encourage or otherwise knowingly facilitate any Acquisition Proposal or any inquiries or proposals relating to an Acquisition Proposal;

     o subject to certain limited exceptions applicable upon receipt of a Superior Proposal, as described below, engage in any discussions or negotiations regarding, or furnish non-public information or afford access to the properties, books or records of Delano or its subsidiaries to any party other than divine with respect to, any Acquisition Proposal;

     o subject to certain limited exceptions in the event of a Superior Proposal, as discussed below, withhold, withdraw or modify, or publicly propose to do so, in a manner adverse to divine, or fail to make its recommendation to vote in favour of the Arrangement or approve, endorse or recommend any Acquisition Proposal; or

     o subject to certain limited exceptions in the event of a Superior Proposal, as discussed below, accept or enter into, or publicly propose to accept or enter into, any letter of intent or similar document relating to any Acquisition Proposal.

     Delano also agreed that it will be responsible for any breach of these provisions by Delano and its subsidiaries and any of their respective officers, directors or employees, or any investment banker, attorney or other advisor or representative retained by any of them.

     Under the terms of the Combination Agreement, Delano has agreed that after receipt of any Acquisition Proposal, it will promptly provide divine with a copy of any written Acquisition Proposal and the identity of the person making such Acquisition Proposal, and a written statement with respect to any non-written Acquisition Proposal received, which would include the identity of the person or entity making such Acquisition Proposal and a detailed description of the material terms. Delano also agreed that it will not release or permit the release of any person from, or waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement (other than as required pursuant to the terms of such agreement as in effect on March 12, 2002) under which Delano or any of its subsidiaries has any rights, or fail to use reasonable best efforts to enforce or cause to be enforced each such agreement at the request of divine. Delano further agreed to use reasonable efforts to keep divine informed of material modifications or proposed modifications of any Acquisition Proposal.

     Under the terms of the Combination Agreement, divine shall be released from any "standstill" obligation under its confidentiality agreement with Delano dated January 22, 2002 (i) to the extent that Delano or any of its subsidiaries releases any third party from its "standstill" obligations or (ii) if the Combination Agreement is terminated as a result of a Triggering Event (as defined below) having occurred, solely to the extent necessary for divine to make an offer on substantially similar or superior economic terms to any Superior Proposal.

     In response to a Superior Proposal submitted by a person, and not withdrawn, Delano and its directors, officers, employees, investment bankers, attorneys and other advisors and representatives may furnish non-public information regarding Delano and its subsidiaries; participate in negotiations regarding such Superior Proposal; enter into discussions or negotiations with such person or group; withhold, withdraw, modify or change in a manner adverse to divine, or fail to make, its recommendation to vote in favour of the Arrangement; or approve, endorse or recommend such Superior Proposal, if all of the following conditions are met:

     o after March 12, 2002 and prior to the date of any shareholder approval of the Arrangement Resolution, an unsolicited, bona fide written Acquisition Proposal is made to Delano and not withdrawn;

     o the board of directors of Delano reasonably believes in good faith, after consultation with its financial advisor, that the Acquisition Proposal, if consummated as proposed, constitutes a Superior Proposal;

     o the board of directors of Delano reasonably believes in good faith, after consultation with its outside legal counsel, that Delano's board of directors is required to take such actions in order to properly discharge its fiduciary duties;

     o prior to furnishing any non-public information to any person, Delano receives from such person an executed confidentiality agreement (including "standstill" provisions) no less favourable to Delano than the confidentiality agreement it entered into with divine on January 22, 2002; and

     o contemporaneously with or prior to furnishing any non-public information to the person, Delano furnishes the same non-public information to divine, to the extent such non-public information has not been previously furnished by Delano to divine.

EMPLOYEE MATTERS

     Under the terms of the Combination Agreement, divine agreed that for a period of one year from the completion of the Arrangement it will, in its sole discretion:

     o maintain Delano's employment, severance or similar contracts or Arrangements or any plans, policies, funds, programs or contracts as specified in the Combination Agreement to provide Delano employees who remain after the completion of the Arrangement with substantially the same types and levels of benefits they received prior to the closing of the Arrangement;

     o arrange for Delano employees who remain after the completion of the Arrangement to participate in any similar plans of divine on terms no less favourable than those offered to similarly situated divine employees; or

     o    a combination of the above.

     divine further agreed that each Delano employee who remains with Delano after the completion of the Arrangement, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, will receive full credit for purposes of eligibility to participate in, vesting, severance and vacation under divine's benefit plans for years of service with Delano or its subsidiaries prior to the completion of the Arrangement.



OTHER COVENANTS

     Under the terms of the Combination Agreement, each of divine and Delano have agreed to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as soon as reasonably practicable the Arrangement and transactions contemplated by the Combination Agreement.

     Delano has agreed that it and its subsidiaries will perform all obligations under the Combination Agreement, cooperate with divine and do all things necessary or desirable to consummate and make effective the Arrangement and the transactions contemplated in the Combination Agreement, as soon as reasonably practicable, and will:

     o use all reasonable efforts to obtain the requisite approvals of Delano shareholders with respect to the Arrangement Resolution, unless Delano's board of directors has properly withdrawn, modified or qualified its recommendation to Delano shareholders;

     o advise divine, upon reasonable request, of the aggregate tally of the proxies and votes and matters to be considered at the Special Meeting at which the Arrangement Resolution will be considered;

     o use all reasonable efforts to obtain any regulatory approvals relating to Delano or its subsidiaries and keep divine informed of the status of proceedings;

     o use all reasonable efforts to effect all necessary registrations, filings and submissions of information required by governmental entities relating to the Arrangement;

     o use all reasonable efforts to obtain all necessary waivers, consents and approvals required in connection with the Arrangement from other parties to any material loan agreements, leases or other material contracts;

     o carry out the terms of the Interim Order and the Final Order and use all reasonable efforts to comply with all requirements of applicable laws imposed on Delano or its subsidiaries relating to the Arrangement;

     o provide divine with a copy of any purported exercise of dissent rights and written communications regarding the same, and not settle or compromise any claim of present, former or purported holders of Delano securities in connection with the Arrangement;

     o cause all Delano Options other than In-the-Money Options to vest prior to the Effective Time (subject to Delano's right to retract such acceleration if the Combination Agreement terminates for any reason) such that all such Delano Options are exercisable and may be conditionally exercised prior to the Effective Time, and immediately prior to the Effective Time such options that have not been exercised shall terminate and expire; and

     o    promptly notify divine orally and, if requested, in writing, of:

          - any event occurring subsequent to the date of the Combination Agreement (i) that would render any representation or warranty of Delano contained in the Combination Agreement untrue or inaccurate in any material respect at the time it was made; or
               (ii) that would not reasonably be expected to be cured prior to the Effective Time and would render any representation or warranty of Delano contained in the Combination Agreement untrue or inaccurate in any material respect at the Effective Time;

          -    any Material Adverse Effect on Delano; and

          - any material breach of any covenant or agreement by Delano contained in the Combination Agreement.

     divine has agreed to perform all obligations under the Combination Agreement, cooperate with Delano and do all things necessary or desirable to consummate and make effective the Arrangement and the transactions contemplated in the Combination Agreement, as soon as reasonably practicable, and to:

     o apply for and use its reasonable best efforts to obtain any regulatory approvals relating to divine and to keep Delano informed of the status of proceedings including providing Delano with copies of all applications and other related documents in order for Delano to provide its reasonable comments;

     o use all reasonable efforts to effect all necessary registrations, filings and submissions of information required by governmental entities from divine relating to the Arrangement;

     o carry out the terms of the Interim Order and the Final Order and use all reasonable efforts to comply with all requirements of applicable laws imposed on divine or its subsidiaries relating to the Arrangement; and

     o    promptly advise Delano orally and, if requested, in writing, of:

          - any event occurring subsequent to the date of the Combination Agreement that would (i) render any representation or warranty of divine contained in the Combination Agreement untrue or inaccurate in any material respect at the time it was made or
               (ii) that would not reasonably be expected to be cured prior to the Effective Time and would render any representation or warranty of divine contained in the Combination Agreement untrue or inaccurate in any material respect at the Effective Time;

          -    any Material Adverse Effect on divine; and

          - any material breach of any covenant or agreement by divine contained in the Combination Agreement.

     divine has agreed to use its reasonable best efforts to:

     o cause the listing on NASDAQ of shares of divine Common Stock to be issued upon the closing of the Arrangement, upon exchange of the Exchangeable Shares and upon exercise of the Replacement Options; and

     o maintain the listing of shares of divine Common Stock on NASDAQ and, if divine receives notice of delisting, submit a plan to Nasdaq to maintain its listing, keep Delano generally informed of divine's efforts and plans with respect to maintaining such listing and provide copies to Delano of any correspondence sent or received from Nasdaq.

     divine has agreed to purchase, prior to closing, a directors' and officers' liability insurance policy for a 6 year period covering those persons who are currently covered by Delano's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Delano covering the period prior to the effective time of the Arrangement; provided, however, that in no event will divine or Delano be required to expend in the aggregate in excess of $1,000,000 for such coverage and, if such amount is not sufficient to purchase such coverage, divine will purchase the maximum amount of coverage for 6 years as is available for such amount.

     Delano and divine have also agreed to promptly notify each other of any actions, suits, claims, investigations or proceedings commenced or, to either party's knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the consummation of the transactions contemplated by the Combination Agreement.

     Delano and divine also agreed to enter into a Software Distribution (Reseller) Agreement in the form attached as Exhibit G to the Combination Agreement (which agreement was entered into on March 12, 2002).

     The agreements related to the conduct of Delano and divine prior to the completion of the Arrangement are complicated and not easily summarized. You are urged to carefully read Article VI of the Combination Agreement entitled "Additional Agreements".

CONDITIONS TO COMPLETION OF THE ARRANGEMENT

     The obligations of divine and Delano to complete the Arrangement and the other transactions contemplated by the Combination Agreement are subject to the satisfaction of each of the following conditions:

     o the Arrangement must have been approved by the requisite vote of holders of Delano Common Shares;

     o the Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to Delano and divine;

     o the requisite orders of the Canadian securities regulatory authorities shall have been obtained;

     o either (i) following a hearing upon the fairness of the terms and conditions of the Arrangement, all applicable requirements have been met with respect to the relevant securities exemption in the United States; or (ii) a Form S-4 registration statement shall have been declared effective by the SEC, and no stop order suspending its effectiveness or proceeding seeking a stop order shall have been issued by the SEC and the registration statement shall remain effective;

     o divine's Form S-3 with respect to the registration of the divine Common Stock to be issued upon exchange of the Exchangeable Shares shall have become effective in accordance with the provisions of the 1933 Act and the Form S-3 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceeding seeking a stop order;

     o there shall not be in force any final and non-appealable, order, decree, or injunction restraining or enjoining the consummation of the transactions contemplated by the Combination Agreement and there shall be no proceeding in progress or threatened that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by the Combination Agreement or would otherwise be inconsistent with the regulatory approvals obtained;

     o divine and Delano and their respective subsidiaries shall have obtained all approvals, waivers and consents from each governmental entity, the failure of which would cause consummation of the Arrangement to be prohibited; and

     o the shares of divine Common Stock to be issued pursuant to the Arrangement shall have been approved for quotation on NASDAQ, subject to notice of issuance.

     Delano's obligations to complete the Arrangement and the other transactions contemplated by the Combination Agreement are subject to the satisfaction or waiver, in writing, of each of the following additional conditions:

     o each of divine's representations and warranties shall have been true and correct as of the date of the Combination Agreement and shall continue to be true and correct on and as of the date the Arrangement is to be completed as if made on such date (except to the extent expressly made as of a particular date, in which case as of such date), (it being understood that for purposes of determining the accuracy of such representations and warranties, any update or modification to divine's disclosure schedule made or purported to have been made without Delano's written consent thereto shall be disregarded) and Delano shall have received a certificate with respect to the foregoing signed on behalf of divine by an authorized officer of divine;

     o divine shall have performed or complied in all material respects with all of its agreements and covenants required by the Combination Agreement to be performed or complied with by divine; and

     o the board of directors of divine shall have taken all necessary corporate action to permit the consummation of the Arrangement and the issuance of the divine Common Stock pursuant to the Arrangement.

     divine's obligations to complete the Arrangement and the other transactions contemplated by the Combination Agreement are subject to the satisfaction or waiver, in writing, of each of the following additional conditions:

     o each of Delano's representations and warranties shall have been true and correct as of the date of the Combination Agreement and shall continue to be true and correct on and as of the date the Arrangement is to be completed as if made on such date (except to the extent made only as of a particular date, in which case they must be true and correct only as of that date), (it being understood that for purposes of determining the accuracy of such representations and warranties, any update or modification to Delano's disclosure schedule made or purported to have been made without divine's written consent thereto shall be disregarded) and divine shall have received a certificate with respect to the foregoing signed on behalf of Delano by an authorized officer of Delano;

     o Delano shall have performed or complied in all material respects with all of its agreements and covenants required by the Combination Agreement to be performed or complied with by Delano;

     o the board of directors of Delano shall have taken all necessary corporate action to permit the consummation of the Arrangement and shall have made and not modified or amended in any material respect, prior to the Special Meeting, an affirmative recommendation that the holders of Delano Common Shares approve the Arrangement Resolution; and

     o the holders of no more than 5% of the issued and outstanding Delano Common Shares shall have exercised and not withdrawn their dissent rights with respect to the Arrangement.

TERMINATION OF THE COMBINATION AGREEMENT

     The Combination Agreement may be terminated at any time prior to completion of the Arrangement, whether before or after the requisite approval of the shareholders of Delano:

     o by mutual written consent duly authorized by the boards of directors of divine and Delano;

     o by either divine or Delano, if the Arrangement is not completed before August 15, 2002, except that:

          - if the Arrangement is not completed before August 15, 2002 due to the failure to obtain any approval, waiver or consent from a governmental entity necessary for consummation of the Arrangement, then such date shall be extended to September 15, 2002; and

          - either party's right to terminate the Combination Agreement under this provision will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date, and such action or failure to act constitutes a breach of the Combination Agreement;

     o by either divine or Delano, if any law has been passed that makes the Arrangement illegal or otherwise prohibited or if a governmental authority has issued an order, decree or ruling or taken any other action, which permanently restrains, enjoins or otherwise prohibits the Arrangement and which is final and non-appealable;

     o by either divine or Delano, if Delano's shareholders fail to approve the Arrangement Resolution at the Special Meeting or at any adjournment or postponement of that meeting, except that such right to terminate the Combination Agreement shall not be available to Delano where the failure to obtain shareholder approval was caused by Delano's action or failure to act which constitutes a breach by Delano of the Combination Agreement;

     o by Delano, upon a breach of any representation, warranty, covenant or agreement on the part of divine in the Combination Agreement, or if any of divine's representations or warranties become untrue such that the condition to Delano's obligation to complete the Arrangement relating to the continued accuracy of divine's representations and warranties would not be satisfied. However, if the breach or inaccuracy is curable by divine through the exercise of its reasonable efforts, and divine continues to exercise such reasonable efforts to cure the breach, Delano may not terminate the Combination Agreement for 20 days after delivery of written notice to divine of the breach. If the breach or inaccuracy is cured during those 20 days, Delano may not terminate the Combination Agreement under this provision;

     o by divine, upon a breach of any representation, warranty, covenant or agreement on the part of Delano set forth in the Combination Agreement, or if any of Delano's representations or warranties become untrue such that the condition to divine's obligation to complete the Arrangement relating to the continued accuracy of Delano's representations and warranties would not be satisfied. However, if the breach or inaccuracy is curable by Delano through the exercise of its reasonable efforts, and Delano continues to exercise such reasonable efforts to cure the breach, divine may not terminate the Combination Agreement for 20 days after delivery of written notice to Delano of the breach. If the breach or inaccuracy is cured during those 20 days, divine may not terminate the Combination Agreement under this provision; and

     o    by divine, if any of the following events shall have occurred:

          - Delano's board of directors (or any committee thereof) withholds, withdraws, amends, modifies or changes in a manner adverse to divine, its recommendation to Delano shareholders in favour of the adoption and approval of the Combination Agreement or the approval of the transactions contemplated by the Combination Agreement;

          - Delano's board of directors (or any committee thereof) approves or recommends any Acquisition Proposal (other than the Combination Agreement);

          - Delano shall have breached the non-solicitation covenant contained in the Combination Agreement, including by entering into any letter of intent or similar document or any agreement, contract or commitment (other than a confidentiality or standstill agreement) with respect to any Acquisition Proposal; or

          - a tender or exchange offer relating to the securities of Delano is commenced by a person unaffiliated with divine, and Delano does not send to its shareholders within fifteen calendar days after such tender or exchange offer is first published, sent or given, a statement disclosing that Delano recommends rejection of such tender or exchange offer.

PAYMENT OF TERMINATION FEES AND EXPENSES

     Under the terms of the Combination Agreement, Delano must pay divine a termination fee of $1,000,000 and must reimburse divine for up to $500,000 in documented expenses incurred by divine before termination within one Business Day after demand by divine, if the Combination Agreement is terminated by divine upon the occurrence of a Triggering Event or in the event of a breach by Delano of any representation, warranty, covenant or agreement or if any of them become untrue and are not cured within 20 days.

     Delano must reimburse divine for up to $500,000 in documented expenses incurred by divine before termination in the event the Combination Agreement is terminated because the approval of Delano shareholders is not obtained because of a failure to obtain the required vote at the Special Meeting duly convened for that purpose or any adjournment thereof.

     Further, under the terms of the Combination Agreement, Delano must pay to divine a termination fee of $1,000,000 and up to $500,000 in documented expenses upon consummation of any Company Acquisition if:

     o the Combination Agreement is terminated by divine or Delano, as applicable, because (i) the Arrangement was not completed by August 15, 2002 or September 15, 2002, as applicable; or (ii) the Combination Agreement is terminated because the approval of Delano shareholders is not obtained because of a failure to obtain the required vote at the Special Meeting duly convened for that purpose or any adjournment thereof;

     o after the date of the Combination Agreement and prior to the termination of the Combination Agreement, an Acquisition Proposal shall have been publicly announced or generally disclosed by Delano or by the relevant third party making such Acquisition Proposal to the shareholders of Delano; or

     o within six months following the termination of the Combination Agreement a Company Acquisition is consummated or Delano enters into an agreement or letter of intent providing for a Company Acquisition, in either case, with any party.

     Under the terms of the Combination Agreement, divine must pay Delano a fee of $2,000,000 and reimburse Delano for up to $500,000 in documented expenses incurred by Delano before termination within one Business Day after demand by Delano, if the Combination Agreement is terminated by Delano in the event of a breach by divine of any representation, warranty, covenant or agreement or if any of them become untrue and are not cured within 20 days.

EXTENSION, WAIVER AND AMENDMENT OF THE COMBINATION AGREEMENT

     divine and Delano may amend the Combination Agreement before completion of the Arrangement by mutual written consent.

     Prior to the completion of the Arrangement, either divine or Delano may extend the other party's time for the performance of any of the obligations or other acts under the Combination Agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other party with any of the agreements or conditions contained in the Combination Agreement. Such extensions and waivers must be set forth in a written instrument signed by the party granting such extension or waiver.

     After the execution and delivery of the Combination Agreement, divine has given its consent to a number of actions taken by Delano, including the payment of certain fees to Broadview, payments relating to the cancellation of certain agreements associated with Delano's previous restructuring and certain personnel changes.

                              TRANSACTION MECHANICS

     The following is a summary of the Plan of Arrangement. Delano shareholders are urged to read the Plan of Arrangement in its entirety. The Plan of Arrangement is attached hereto as Annex C.

THE ARRANGEMENT

     Pursuant to the terms of the Plan of Arrangement, commencing at the Effective Time, the following events will occur:

     1. Each outstanding Delano Common Share held by a Delano shareholder other than:

          o Delano Common Shares in respect of which the holder has exercised dissent rights and is ultimately entitled to be paid the fair value thereof;

          o    Delano Common Shares held by divine or an Affiliate of divine;
               and

          o Delano Common Shares held by a shareholder of Delano who is either, (i) a Canadian resident for purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada) holding Delano Common Shares on its own behalf or
               (ii) a person who holds Delano Common Shares on behalf of one or more Canadian residents for purposes of the Income Tax Act (Canada), not exempt from tax under Part I of the Income Tax Act (Canada), and who (in either case) has validly elected to receive Exchangeable Shares:

          shall be transferred to divine in exchange for a number of shares of divine Common Stock equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder.

     2. Delano shall reorganize its share capital by (i) creating as a class of shares in the capital of Delano an unlimited number of Exchangeable Shares; and (ii) eliminating as a class of shares in the capital of Delano the Class "A" preferred shares, Class "B" preferred shares and Class "C" preferred shares, none of which are outstanding, so that immediately thereafter, the authorized share capital of Delano shall consist of an unlimited number of Exchangeable Shares and an unlimited number of Delano Common Shares.

     3.   Delano Common Shares held by a shareholder of Delano who is either,
          (i) a Canadian resident for purposes of the Income Tax Act (Canada) not exempt from tax under Part I of the Income Tax Act (Canada) holding Delano Common Shares on its own behalf or (ii) a person who holds Delano Common Shares on behalf of one or more Canadian residents for purposes of the Income Tax Act (Canada) not exempt from tax under
          Part I of the Income Tax Act (Canada), and who, in either case, validly elects to receive Exchangeable Shares shall be exchanged, without any further act or formality, for a number of Exchangeable Shares equal to the Exchange Ratio multiplied by the number of Delano Common Shares held by such holder.

     4. Coincident with the share exchange set out in item 3 above, divine and Delano shall execute the Exchangeable Share Support Agreement and divine and Delano and the Trustee shall execute the Voting and Exchange Trust Agreement and divine shall issue to and deposit with the Trustee the Special Voting Share and all rights of holders of Exchangeable Shares under the Voting and Exchange Trust Agreement shall be received by them as part of the property receivable by them under item 3 above in exchange for their Delano Common Shares exchanged for Exchangeable Shares.

     5. Each In-The-Money Option that has not been cancelled, terminated or duly exercised prior to the Effective Time will be exchanged for a Replacement Option to purchase a number of shares of divine Common Stock equal to the product of the Exchange Ratio multiplied by the number of Delano Common Shares subject to such In-The-Money Option. The Replacement Option will provide for an exercise price per share of divine Common Stock equal to the exercise price per share of such In-The-Money Option immediately prior to the Effective Time divided by the Exchange Ratio. Delano Options that are not In-The-Money Options and not exercised prior to the Effective Time will be terminated under the Combination Agreement immediately prior to the Effective Time. Except for the accelerated vesting of options granted to certain officers of Delano in the event of termination of their employment following the completion of the Arrangement, all other terms of each Delano Option will remain unchanged by the Arrangement.

     6. Each Delano Warrant will be amended to provide for the purchase of a number of shares of divine Common Stock equal to the product of the Exchange Ratio multiplied by the number of Delano Common Shares subject to such Delano Warrant and at an exercise price per share of divine Common Stock equal to the exercise price per Delano Common Share of such Delano Warrant immediately prior to the Effective Time divided by the Exchange Ratio.

     Employees of Delano who participate in the Delano ESPP will be permitted to use funds already deposited under the ESPP to purchase Delano Common Shares before the Election Deadline in order to be able to participate in the Arrangement. Any remaining funds which have been deposited pursuant to the Delano ESPP shall be remitted by Delano to the appropriate employees.

     THE RIGHT TO ELECT TO RECEIVE EXCHANGEABLE SHARES WILL BE AVAILABLE ONLY TO REGISTERED HOLDERS OF DELANO COMMON SHARES WHO ARE EITHER, (I) CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA) NOT EXEMPT FROM TAX UNDER
PART I OF THE INCOME TAX ACT (CANADA) HOLDING DELANO COMMON SHARES ON THEIR OWN BEHALF OR (II) PERSONS WHO HOLD DELANO COMMON SHARES ON BEHALF OF ONE OR MORE CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA) NOT EXEMPT FROM TAX UNDER PART I OF THE INCOME TAX ACT (CANADA). AS A RESULT, DELANO SHAREHOLDERS THAT ARE TRUSTS GOVERNED BY RRSPS, RRIFS, DPSPS OR RESPS WILL NOT BE ELIGIBLE TO RECEIVE EXCHANGEABLE SHARES. TO EXERCISE THIS RIGHT, SUCH HOLDER MUST SUBMIT THE APPROPRIATE LETTER OF TRANSMITTAL AND ELECTION FORM (PRINTED ON BLUE PAPER), PROPERLY COMPLETED AND DULY EXECUTED, AND ALL OTHER REQUIRED DOCUMENTS, TO THE DEPOSITARY AT THE APPROPRIATE ADDRESS LISTED IN THE LETTER OF TRANSMITTAL AND ELECTION FORM BEFORE 4:00 P.M., TORONTO TIME, ON JULY 23, 2002, THE DATE THAT IS TWO BUSINESS DAYS BEFORE THE DATE OF THE SPECIAL MEETING.

     Any Canadian resident Delano shareholder whose shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary and who is eligible to and wishes to receive Exchangeable Shares, should contact that intermediary for instruction and assistance in making an election and in delivering share certificates representing those Delano Common Shares.

     Assuming all Delano Common Shares are exchanged for shares of divine Common Stock and that none of the Delano Options are exercised prior to the completion of the Arrangement and based upon the number of Delano Common Shares and shares of divine Common Stock outstanding as of June 14, 2002, immediately following completion of the Arrangement, existing Delano shareholders would hold approximately 2,062,042 shares of divine Common Stock representing approximately 10% of the outstanding shares of divine Common Stock after the Arrangement and approximately 5% of the outstanding shares of divine Common Stock after the proposed acquisition by divine of Viant Corporation and the private placement of divine Series B convertible preferred stock with Oak Investment Partners and certain of its affiliates (assuming all of the preferred stock and warrants issued and, pending divine stockholder approval, to be issued, pursuant to the private placement are converted or exercised). See "Business of divine -- Proposed Acquisition of Viant Corporation" and "Business of divine -- Private Placement with Oak Investment Partners".

SHARE CERTIFICATES

     At or promptly after the Effective Time, divine shall deposit with the Depositary, for the benefit of Delano shareholders who will receive divine Common Stock in connection with the Arrangement, certificates representing the shares of divine Common Stock issued pursuant to the Plan of Arrangement in exchange for the Delano Common Shares of such Delano shareholders. Upon surrender for cancellation to the Depositary of a certificate which, immediately prior to the Effective Time, represented one or more Delano Common Shares that were exchanged for divine Common Stock under the Arrangement, together with other required documents, a Delano shareholder will be entitled to receive a certificate representing that number of shares of divine Common Stock which such Delano shareholder has the right to receive.

     At or promptly after the Effective Time, Delano shall deposit with the Depositary, for the benefit of Delano shareholders who have made a valid election to receive Exchangeable Shares in connection with the Arrangement, certificates representing the Exchangeable Shares issued pursuant to the Plan of Arrangement in exchange for the Delano Common Shares of such Delano shareholders. Upon surrender for cancellation to Depositary of a certificate which, immediately prior to the Effective Time, represented one or more Delano Common Shares that were exchanged for Exchangeable Shares under the Arrangement, together with other required documents, a Delano shareholder will be entitled to receive a certificate representing that number of Exchangeable Shares which such Delano shareholder has the right to receive.

PROCEDURES FOR EXCHANGE OF SHARE CERTIFICATES BY SHAREHOLDERS

     DELANO SHAREHOLDERS WHOSE DELANO COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT THAT NOMINEE FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING THOSE DELANO COMMON SHARES.

     Enclosed with the Circular is a letter of transmittal and election form which is being delivered to Delano shareholders (printed on blue paper). The letter of transmittal and election form, when properly completed, duly executed and returned to Computershare Trust Company of New York together with a certificate or certificates for Delano Common Shares and all other required documents, will enable each Delano shareholder to obtain certificate(s) for that number of shares of divine Common Stock or (in the case of eligible and validly electing Delano shareholders) Exchangeable Shares (together with certain ancillary rights) equal to the number of Delano Common Shares held by such Delano shareholder multiplied by the Exchange Ratio (subject to adjustment for fractional shares, as discussed below). See "Description of Exchangeable Shares". The letter of transmittal and election form and the share certificate or certificates for Delano Common Shares must be sent to Computershare Trust Company of New York at its offices in New York, New York, U.S.A. A pre-addressed envelope is included for your convenience. Only the completed proxy (printed on yellow paper) is to be sent (in the enclosed postage pre-paid within Canada envelope marked "For Proxy Only") to Computershare Trust Company of Canada at its offices in Toronto, Ontario, Canada.

     THE RIGHT TO ELECT TO RECEIVE EXCHANGEABLE SHARES WILL BE AVAILABLE ONLY TO REGISTERED HOLDERS OF DELANO COMMON SHARES WHO ARE EITHER, (I) CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA) NOT EXEMPT FROM TAX UNDER
PART I OF THE INCOME TAX ACT (CANADA) HOLDING DELANO COMMON SHARES ON THEIR OWN BEHALF OR (II) PERSONS WHO HOLD DELANO COMMON SHARES ON BEHALF OF ONE OR MORE CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA) NOT EXEMPT FROM TAX UNDER PART I OF THE INCOME TAX ACT (CANADA). TO EXERCISE THIS RIGHT, SUCH HOLDERS MUST SUBMIT THE APPROPRIATE LETTER OF TRANSMITTAL AND ELECTION FORM, PROPERLY COMPLETED AND DULY EXECUTED, AND ALL OTHER REQUIRED DOCUMENTS, TO THE DEPOSITARY AT THE APPROPRIATE ADDRESS LISTED IN THE LETTER OF TRANSMITTAL AND ELECTION FORM (PRINTED ON BLUE PAPER) BEFORE THE ELECTION DEADLINE, BEING 4:00 P.M., TORONTO TIME, ON JULY 23, 2002, THE DATE THAT IS TWO BUSINESS DAYS BEFORE THE DATE OF THE SPECIAL MEETING. IF AN ELIGIBLE HOLDER ELECTS TO RECEIVE EXCHANGEABLE SHARES, SUCH A HOLDER MUST EXERCISE THIS RIGHT WITH RESPECT TO ALL OF THE HOLDER'S DELANO COMMON SHARES.

     IF THE DEPOSITARY DOES NOT RECEIVE A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM FROM A DELANO SHAREHOLDER BEFORE THE ELECTION DEADLINE, OR IF THE DELANO SHAREHOLDER IS NEITHER, (I) A CANADIAN RESIDENT FOR THE PURPOSES OF THE INCOME TAX ACT (CANADA) WHO HOLDS DELANO COMMON SHARES ON ITS OWN BEHALF AND IS NOT EXEMPT FROM TAX UNDER PART I OF THE INCOME TAX ACT (CANADA), NOR (II) A PERSON WHO HOLDS DELANO COMMON SHARES ON BEHALF OF ONE OR MORE CANADIAN RESIDENTS FOR PURPOSES OF THE INCOME TAX ACT (CANADA) WHO ARE NOT EXEMPT FROM TAX UNDER PART I OF THE INCOME TAX ACT (CANADA), THE DELANO SHAREHOLDER WILL RECEIVE SHARES OF DIVINE COMMON STOCK FOR ALL OF SUCH DELANO SHAREHOLDER'S DELANO COMMON SHARES. DELANO SHAREHOLDERS WHO DO NOT FORWARD TO THE DEPOSITARY BOTH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM AND CERTIFICATES REPRESENTING THEIR DELANO COMMON SHARES WILL NOT RECEIVE THE CERTIFICATES REPRESENTING SHARES OF DIVINE COMMON STOCK OR EXCHANGEABLE SHARES TO WHICH THEY ARE OTHERWISE ENTITLED UNTIL PROPER DELIVERY IS MADE.

     Any use of the mail to transmit a certificate for Delano Common Shares or a letter of transmittal and election form is at the risk of the Delano shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

     Certificates representing the appropriate number of Exchangeable Shares or shares of divine Common Stock issuable to a former Delano shareholder who has complied with the procedures set out above, together with a cheque in the amount, if any, payable in lieu of fractional Exchangeable Shares or fractional shares of divine Common Stock will, as soon as practicable after the Effective Date (i) be forwarded to the former Delano shareholder at the address specified in the letter of transmittal and election form by insured first class mail or
(ii) if so requested in the letter of transmittal and election form, be made available at the offices of Computershare Trust Company of New York, 88 Pine Street, 19th Floor, New York, New York, 10005, for pick up by the holder.

     Where a certificate for Delano Common Shares has been destroyed, lost or misplaced, the registered Delano shareholder of that certificate should immediately complete the letter of transmittal and election form

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for the Delano shareholders as fully as possible and return it, together with a letter describing the loss, to the Depositary in accordance with the instructions in the letter of transmittal and election form for the Delano shareholders. The Depositary will respond with replacement requirements.

FRACTIONAL SHARES

     No certificates representing fractional Delano Exchangeable Shares or fractional shares of divine Common Stock shall be issued upon the surrender for exchange of certificates representing Delano Common Shares. In lieu of any such fractional securities, each person otherwise entitled to a fractional interest in a Delano Exchangeable Share or share of divine Common Stock will be entitled to receive a cash payment based on such person's pro rata portion of the net proceeds after expenses received by the Depositary, upon the sale of whole shares representing an accumulation of all fractional interests in shares of divine Common Stock to which all such persons would otherwise be entitled either directly or upon the exchange of Exchangeable Shares.

REVERSE STOCK SPLIT OF DIVINE COMMON STOCK

     In response to a Nasdaq Staff Determination letter indicating that divine Common Stock was subject to delisting from NASDAQ for failing to comply with the $1.00 minimum bid price requirement, divine implemented a 1-for-25 reverse stock split of divine Common Stock on May 29, 2002. The reverse stock split reduced the number of outstanding shares of divine Common Stock from approximately 478,000,000 to approximately 19,000,000 but did not increase the par value of divine Common Stock, and did not change the number of authorized shares of divine Common Stock. divine has since received confirmation from the Nasdaq Listing Qualifications department that divine Common Stock satisfies the minimum bid requirement and all other requirements for continued listing on NASDAQ. There can be no assurance, however, that divine Common Stock will comply with the listing requirements of NASDAQ in the future or that divine Common Stock will not be delisted from NASDAQ for other reasons. In accordance with the terms of the Combination Agreement, the Exchange Ratio was adjusted from 1.1870 to
0.04748 in order to fully reflect the 1-for-25 reverse stock split implemented by divine. Furthermore, the Plan of Arrangement and the Exchangeable Share Support Agreement provide that so long as any Exchangeable Shares not owned by divine or any of its Affiliates are outstanding, divine will not, without the prior approval of Delano and the holders of Exchangeable Shares, effect a transaction such as the reverse stock split described above, unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of Exchangeable Shares.

                       DESCRIPTION OF EXCHANGEABLE SHARES

     The following is a summary of the Exchangeable Share Provisions and certain provisions of the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement, all of which Delano shareholders are urged to read in their entirety. The Exchangeable Share provisions are attached to this document as Appendix 1 to the Plan of Arrangement, which is found at Annex C of this document. The Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement are attached to this document as Annex D and Annex E, respectively. ONLY CERTAIN DELANO SHAREHOLDERS ARE ELIGIBLE TO RECEIVE EXCHANGEABLE SHARES. See "Transaction Mechanics -- The Arrangement".

GENERAL

     The Exchangeable Shares will be issued by Delano. Holders of Exchangeable Shares will have certain ancillary rights which consist of the Exchange Right, the Automatic Exchange Rights and the Voting Rights. The Exchangeable Shares (together with the ancillary rights) will be substantially economically equivalent to shares of divine Common Stock. The Exchangeable Shares will be exchangeable at any time at the option of the holder on a one-for-one basis for shares of divine Common Stock. On the Effective Date, divine, Delano and the Trustee will enter into the Voting and Exchange Trust Agreement. By furnishing instructions to the Trustee under the Voting and Exchange Trust Agreement, holders of the Exchangeable Shares will be able to exercise essentially the same voting rights with respect to divine as they would have if they had exchanged their Exchangeable Shares for shares of divine Common Stock. Holders of Exchangeable Shares will also be entitled to receive from Delano dividends payable in U.S. dollars or Canadian dollars that are economically equivalent to any cash dividends paid on divine Common Stock. The Exchangeable Shares are subject to adjustment or

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modification in the event of a stock split or other change to the capital structure of divine so as to maintain the initial one-to-one relationship between the Exchangeable Shares and the divine Common Stock.

VOTING, DIVIDEND AND LIQUIDATION RIGHTS

Voting Rights with respect to Delano

     Except as required by law or under the Exchangeable Share Support Agreement, the terms of the Exchangeable Share Provisions or the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares are not entitled as such to receive notice of or to attend any meeting of shareholders of Delano or to vote at any such meeting.

Voting Rights with respect to divine

     Pursuant to the Voting and Exchange Trust Agreement, divine will issue the Special Voting Share to the Trustee for the benefit of the holders (other than divine and its Affiliates) of the Exchangeable Shares. The Special Voting Share will have a number of votes, which may be cast at any meeting at which divine shareholders are entitled to vote, equal to the number of votes that the holders of Exchangeable Shares outstanding from time to time (other than Exchangeable Shares held by divine and its Affiliates) would be entitled to if all such Exchangeable Shares were exchanged by the holders thereof for divine Common Stock pursuant to the terms of the Exchangeable Shares.

     Each holder of an Exchangeable Share (other than divine and its Affiliates) on the record date for any meeting at which divine shareholders are entitled to vote will be entitled to instruct the Trustee to exercise that number of the votes attached to the Special Voting Share represented by the Exchangeable Shares held by such holder. The Trustee will exercise each vote attached to the Special Voting Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes. A holder may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Special Voting Share to which the holder is entitled. In connection with each meeting, to the extent that the Trustee has not, upon such instructions, signed and delivered to holders proxies as aforesaid, the Trustee shall exercise its voting rights as holder of the Special Voting Share either by proxy or in person.

     The Trustee will send to the holders of Exchangeable Shares the notice of each meeting at which the divine shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Trustee to exercise his or her portion of the votes attaching to the Special Voting Share. Such mailing by the Trustee shall commence on the same day as divine sends such notice and materials to the divine shareholders. The Trustee will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials sent by divine to the divine shareholders at the same time as such materials are sent to the divine shareholders. To the extent such materials are provided to the Trustee by divine, the Trustee will also send to the holders all materials sent by third parties to divine shareholders, including dissident proxy circulars and take-over bid and exchange offer circulars, as soon as reasonably practicable after such materials are delivered to the Trustee.

     All rights of a holder of Exchangeable Shares to instruct the Trustee to exercise votes attached to the Special Voting Share will cease upon the exchange (whether by redemption, retraction or liquidation, or through the exercise of the call rights) of all of such holder's Exchangeable Shares for divine Common Stock.

     In accordance with the terms of the Exchangeable Share Support Agreement, divine and its Affiliates will not exercise any voting rights with respect to any Exchangeable Shares held by it or its Affiliates, although it will appoint proxyholders with respect to such Exchangeable Shares for the sole purpose of attending meetings of the holders of Exchangeable Shares in order to be counted as part of the quorum for such meetings.

Dividend Rights

     Holders of Exchangeable Shares will be entitled to receive, subject to applicable law, dividends:

     o in the case of a cash dividend declared on the divine Common Stock, in an amount in cash for each Exchangeable Share corresponding to the cash dividend declared on each share of divine Common Stock;

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     o    in the case of a stock dividend declared on the divine Common Stock to be paid in shares of divine Common Stock, in such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of shares of divine Common Stock to be paid on each share of divine Common Stock unless, in lieu of such stock dividend, Delano elects to effect a corresponding and contemporaneous and economically equivalent subdivision of the Exchangeable Shares; or

     o in the case of a dividend declared on the divine Common Stock in property other than cash or shares of divine Common Stock, in such type and amount of property as is the same as, or economically equivalent to, the type and amount of property declared as a dividend on each share of divine Common Stock.

     These dividends are the only dividends to which holders of Exchangeable Shares will be entitled. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as the relevant date for the corresponding dividends on the divine Common Stock. Cash dividends on the Exchangeable Shares are payable in U.S. dollars or the Canadian dollar equivalent thereof, as determined in accordance with the Exchangeable Share provisions at the option of Delano.

Liquidation Rights with respect to Delano

     In the event of the liquidation, dissolution or winding-up of Delano or any other distribution of the assets of Delano among its shareholders for the purpose of winding-up its affairs, holders of Exchangeable Shares will have, subject to applicable law, preferential rights to receive from Delano for each Exchangeable Share held one share of divine Common Stock and an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. Upon the occurrence of such liquidation, dissolution, winding-up of Delano or other distribution of the assets of Delano for the purpose of winding-up its affairs, divine will have an overriding liquidation call right to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by divine and its Affiliates) from the holders thereof for consideration per Exchangeable Share consisting of one share of divine Common Stock and an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share.

     If Delano institutes, consents to or fails to contest in good faith within 30 days any bankruptcy, insolvency or winding-up proceedings, admits in writing its inability to pay its debts generally as they become due, takes certain other actions indicating insolvency or fails for solvency reasons to redeem Exchangeable Shares upon being required to redeem such shares by the holder, then each holder of Exchangeable Shares (other than divine and its Affiliates) will be entitled to instruct the Trustee under the Voting and Exchange Trust Agreement to require divine to purchase from the holder any or all of the Exchangeable Shares held by such holder for consideration per Exchangeable Share consisting of one share of divine Common Stock and (to the extent not paid by Delano on the designated payment date) an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. As soon as practicable following the occurrence of one of the insolvency events described in the preceding sentence, or any event which may, with the passage of time and/or the giving of notice, become such an insolvency event, Delano or divine will give written notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights described in this paragraph.

Liquidation Rights with respect to divine

     In order for the holders of Exchangeable Shares to participate on a pro rata basis with the holders of divine Common Stock, on the fifth Business Day prior to the effective date of certain specified events relating to the voluntary or involuntary liquidation, dissolution, winding-up or other distribution of the assets of divine among its shareholders for the purpose of winding-up its affairs, each Exchangeable Share (other than those held by divine and its Affiliates) will automatically be exchanged for consideration per Exchangeable Share consisting of one share of divine Common Stock and (to the extent not paid by Delano on the designated payment date) an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share pursuant to the Voting and Exchange Trust Agreement. Upon a holder's request and surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as divine may reasonably require, divine will deliver to such holder certificates representing an equivalent number of shares of divine Common Stock. For a description of certain divine obligations with respect to the dividend and liquidation rights of the holders of Exchangeable Shares, see "Description of Exchangeable Shares -- divine Support Obligation" below.

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OPTIONAL REDEMPTION BY HOLDERS

     Holders of the Exchangeable Shares will be entitled at any time following the Effective Time to retract (i.e., require Delano to redeem), subject to the exercise by divine of its retraction call right, any or all of the Exchangeable Shares held by such holder for consideration per Exchangeable Share equal to one share of divine Common Stock and an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. Holders of the Exchangeable Shares may effect such retraction by presenting to Delano or the Transfer Agent:

     o a certificate or certificates representing the number of Exchangeable Shares the holder desires to retract;

     o a duly executed retraction request indicating the number of Exchangeable Shares the holder desires to retract and the retraction date, and acknowledging the retraction call right; and

     o such other documents as may be required to effect the retraction of the retracted shares.

     A holder making a retraction must specify a retraction date which is not less than seven Business Days nor more than 10 Business Days after the date upon which the retraction request is made by the holder. In the event that a holder of Exchangeable Shares exercises the right to require Delano to redeem any of its Exchangeable Shares, divine will have an overriding retraction call right to purchase all but not less than all of those Exchangeable Shares, for consideration per Exchangeable Share consisting of one share of divine Common Stock and (to the extent not paid by Delano on the designated payment date) an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. Upon receipt of a retraction request, Delano will immediately notify divine of the retraction request. divine must then advise Delano within five Business Days as to whether the retraction call right will be exercised. If divine does not so advise Delano, Delano will notify the holder as soon as possible thereafter that divine will not exercise its overriding retraction call right. If divine advises Delano that divine will exercise the retraction call right within such five Business Day period, then provided the retraction request is not revoked by the holder as described below, the retraction request shall be considered only to be an offer by the holder to sell the Exchangeable Shares it requested to have redeemed to divine, in accordance with its overriding retraction call right.

     A holder may revoke its retraction request, in writing, at any time prior to the close of business on the Business Day preceding the retraction date, in which case the relevant Exchangeable Shares will neither be purchased by divine nor redeemed by Delano. If a holder does not revoke its retraction request, on the contemplated date of retraction, the relevant Exchangeable Shares will be purchased by divine or redeemed by Delano, as the case may be, in each case as set out above.

     If, as a result of solvency requirements or applicable law, Delano is not permitted to redeem all of the Exchangeable Shares that the holder requires to be redeemed, Delano will redeem only those Exchangeable Shares of the holder (rounded down to a whole number of shares) as would not be contrary to such provisions of applicable law. The Trustee, on behalf of the holder of any Exchangeable Share not so redeemed by Delano and not purchased by divine through the exercise of its retraction call right, will be entitled to require divine to purchase such Exchangeable Shares not redeemed for the same consideration per Exchangeable Share as described above under "Liquidation Rights with Respect to Delano".

MANDATORY REDEMPTION BY DELANO AND DIVINE CALL RIGHT

     The "redemption date" is the date established by the board of directors of Delano for the redemption by Delano of all of the outstanding Exchangeable Shares, which will not be earlier than the third anniversary of the Effective Date unless:

     o at any time after the first anniversary of the Effective Date, there are then outstanding Exchangeable Shares constituting fewer than 30% of the actual number of the Exchangeable Shares issuable as determined at the Effective Date (other than Exchangeable Shares held by divine and its Affiliates), provided that such number may be adjusted by the board of directors of Delano in certain circumstances described in the Exchangeable Share Provisions, in which case the board of directors of Delano may accelerate the redemption date to an earlier date upon at least 60 days prior notice to the holders of the Exchangeable Shares and the Trustee under the Voting and Exchange Trust Agreement;

     o at any time, there are then outstanding Exchangeable Shares constituting fewer than 10% of the actual number of Exchangeable Shares issuable as determined at the Effective Date (other than Exchangeable Shares held by divine and its Affiliates), provided that such number may be adjusted by the board of

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

          directors of Delano in certain circumstances described in the exchangeable share provisions, in which case the board of directors of Delano may accelerate the redemption date to an earlier date upon at least 60 days prior notice to the holders of the Exchangeable Shares and the Trustee under the Voting and Exchange Trust Agreement;

     o upon the occurrence of any merger, amalgamation, arrangement, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving divine, or any proposal to do so, provided that the board of directors of Delano determines in good faith and in its sole discretion such transaction involves a bona fide third party, is not for the primary purpose of causing a redemption date, and that the redemption of the Exchangeable Shares is necessary to enable the completion of the transaction described in this bullet point, in which case the redemption date will be such date as determined by the board of directors of Delano;

     o each of the following occurs: (1) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of Delano (other than a matter described in the next bullet point); (2) the board of directors of Delano has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the matter (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the redemption date) in any other commercially reasonable manner that does not result in the holders of Exchangeable Shares being entitled to vote as shareholders of Delano and (3) the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the matter, in which case the redemption date will be the Business Day following the date on which the holders of Exchangeable Shares failed to take the necessary action; or

     o each of the following occurs: (1) a matter arises on which the holders of Exchangeable Shares are entitled to vote as shareholders of Delano in order to approve any change to or in the rights of the holders of the Exchangeable Shares; (2) the change is necessary to maintain the economic equivalence of the Exchangeable Shares and the divine Common Stock; and (3) the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of the holders of Exchangeable Shares to approve or disapprove, as applicable, the change, in which case the redemption date will be the Business Day following the date on which the holders of Exchangeable Shares failed to take the necessary action.

     On the redemption date, and subject to applicable law and the overriding redemption call right, as discussed below, Delano will redeem all but not less than all of the then outstanding Exchangeable Shares (other than those held by divine or its Affiliates) for consideration per Exchangeable Share consisting of one share of divine Common Stock and an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. Delano will, at least 60 days prior to the redemption date, or such number of days as the board of directors of Delano may determine to be reasonably practicable under the circumstances in respect of a redemption date arising in connection with, among other events, the events described in the third, fourth and fifth bullet points above, provide the registered holders of the Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares by Delano or the purchase of the Exchangeable Shares by divine pursuant to the redemption call right described below.

     divine will have an overriding redemption call right to purchase on the redemption date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by divine and its Affiliates) for consideration per Exchangeable Share consisting of one share of divine Common Stock and an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. Upon the exercise of such overriding redemption call right, holders will be obligated to sell their Exchangeable Shares to divine. If divine exercises the redemption call right, Delano's right and obligation to redeem the Exchangeable Shares on such redemption date will terminate.

     In the event of certain changes in Canadian federal and Ontario tax law, divine will have the right to purchase all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by divine and its Affiliates) prior to the third anniversary of the Effective Date for consideration per Exchangeable Share consisting of one share of divine Common Stock and an amount in cash equal to the declared and unpaid dividends on one Exchangeable Share. divine may exercise this call right if it notifies the Depositary and Delano of its intention to exercise the call right at least 45 days before the Business Day on which the purchase of such Exchangeable Shares shall occur. divine shall deliver to the Trustee a written opinion of Canadian counsel

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(which counsel shall be acceptable to the Trustee) stating that there has been a change to the Income Tax Act (Canada) and applicable Ontario provincial income tax legislation to the effect that a sale to divine pursuant to divine's call right by beneficial owners of Exchangeable Shares (other than divine and its Affiliates) who are Canadian residents and hold their Exchangeable Shares as capital property for the purpose of the Income Tax Act (Canada) and any corresponding Ontario legislation will qualify as a tax-deferred transaction for purposes of the Income Tax Act (Canada) and applicable Ontario provincial income tax legislation.

RANKING

     The Exchangeable Shares will be entitled to a preference over the common shares of Delano, and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends payable on Exchangeable Shares and the distribution of assets in the event of a liquidation, dissolution or winding-up of Delano, whether voluntary or involuntary, or any other distribution of the assets of Delano among its shareholders for the purpose of winding-up its affairs.



CERTAIN RESTRICTIONS

       Without the approval of the holders of the Exchangeable Shares as set forth below under "Description of Exchangeable Shares -- Amendment and Approval", Delano will not:

     o pay any dividends on the Delano Common Shares, or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Delano Common Shares, or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

     o redeem, purchase or make any capital distribution in respect of Delano Common Shares, or any other shares ranking junior to the Exchangeable Shares;

     o redeem or purchase any other shares of Delano ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

     o issue any Exchangeable Shares, or any shares of Delano ranking equally with, or superior to, the Exchangeable Shares, other than (i) pursuant to any shareholder rights plan adopted by Delano, or (ii) by way of stock dividend to the holders of Exchangeable Shares.

     These restrictions will not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid on the divine Common Stock have been declared and paid in full on the Exchangeable Shares.

AMENDMENT AND APPROVAL

     The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be deemed to have been sufficiently given if given in accordance with applicable law subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of the holders of Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than five days later) as may be designated by the Chairman of such meeting. At such adjourned meeting, the holders of Exchangeable Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution will constitute the approval or consent of the holders of the Exchangeable Shares.

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DIVINE SUPPORT OBLIGATION

        Pursuant to the Exchangeable Share Support Agreement, divine will make the following covenants to Delano for so long as any Exchangeable Shares (other than Exchangeable Shares owned by divine or its Affiliates) remain outstanding:

     o divine will not declare or pay dividends on the divine Common Stock unless Delano is able to declare and pay and simultaneously declares or pays, as the case may be, an equivalent dividend on the Exchangeable Shares (or if the dividend is a stock dividend, in lieu thereof Delano effects an economically equivalent subdivision of the outstanding Exchangeable Shares);

     o divine will advise Delano in advance of the declaration of any dividend on the divine Common Stock and ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as those for the corresponding dividend on the divine Common Stock;

     o divine will ensure that the record date for any dividend declared on the divine Common Stock is not less than ten Business Days after the declaration date of such dividend;

     o divine will take all actions and do all things reasonably necessary or desirable to enable and permit Delano, in accordance with applicable law, to perform its obligations arising upon the liquidation, dissolution or winding-up of Delano or any other distribution of the assets of Delano among its shareholders for the purpose of winding up its affairs, in the event of a retraction demand by a holder of Exchangeable Shares or a redemption of Exchangeable Shares on the redemption date, as the case may be, including all actions and things as are reasonably necessary or desirable to enable and permit Delano to deliver divine Common Stock to the holders of Exchangeable Shares and cash in respect of declared and unpaid dividends;

     o divine will take all actions and do all things reasonably necessary or desirable to perform its obligations upon exercise of the right of divine to purchase the Exchangeable Shares, including its overriding call rights and including all such actions and things as are reasonably necessary or desirable to deliver divine Common Stock to the holders of Exchangeable Shares and cash in respect of declared and unpaid dividends where obligated to do so; and

     o divine will not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of Delano nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Delano.

     The Exchangeable Share Support Agreement and the Exchangeable Share provisions provide that, without the prior approval of Delano and the holders of the Exchangeable Shares given in the manner set forth above under "Description of Exchangeable Shares -- Amendment and Approval", divine will not issue or distribute additional divine Common Stock, securities exchangeable for or convertible into or carrying rights to acquire divine Common Stock, rights, options or warrants to subscribe therefor, evidences of indebtedness or other assets, to all or substantially all holders of divine Common Stock, nor shall divine change the divine Common Stock, unless the same or an economically equivalent distribution on or change to the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. The Delano board of directors will determine in good faith and in its sole discretion whether any corresponding distribution on or change to the Exchangeable Shares is the same as or economically equivalent to any proposed distribution on or change to the divine Common Stock and its determination is conclusive and binding. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the divine Common Stock which is recommended by the divine board of directors and in connection with which the Exchangeable Shares are not redeemed by Delano or purchased by divine pursuant to its overriding redemption call right, divine will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of divine Common Stock.

     In order to assist divine to comply with its obligations under the Exchangeable Share Support Agreement and exercise its overriding call rights, Delano is required to notify divine of the occurrence of certain events, such as the liquidation, dissolution or winding-up of Delano, and Delano's receipt of a retraction request from a holder of Exchangeable Shares.

     Under the Exchangeable Share Support Agreement, divine has agreed not to exercise any voting rights attached to the Exchangeable Shares owned by it or any of its Affiliates on any matter considered at meetings of holders of Exchangeable Shares.

     With the exception of administrative changes for the purpose of adding covenants of any or all parties, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of divine and Delano are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Exchangeable Share Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares given in the manner set forth above under "Description of Exchangeable Shares -- Amendment and Approval".

WITHHOLDING

     Delano, divine, the Depositary, the Transfer Agent and the Trustee shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Delano Common Shares, divine Common Stock or Exchangeable Shares such amounts as Delano, divine, the Depositary, the Transfer Agent or the Trustee (i) is required to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded; (ii) may be liable to pay in accordance with section 116 of the Income Tax Act (Canada) or any corresponding provisions of provincial law; or (iii) may reasonably incur as costs or expenses in connection with such withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided (in the case of amounts withheld under (i) or (ii) above) that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount to be withheld hereunder from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Delano, divine, the Depositary, the Transfer Agent and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Delano, divine, the Depositary, the Transfer Agent or the Trustee, as the case may be, to enable it to effect such withholding in cash, and Delano, divine, the Depositary, the Transfer Agent or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

DISCLOSURE OF INTEREST IN EXCHANGEABLE SHARES

     Delano and the Trustee will be entitled to require any holder of Exchangeable Shares or any person whom Delano or the Trustee knows or has reasonable cause to believe holds any interest in an Exchangeable Share to confirm that fact or to give such details as to whom has an interest in the Exchangeable Shares as would be required if the Exchangeable Shares were a class of "equity shares" of Delano under Section 101 of the Securities Act (Ontario) or as would be required under the articles of divine or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority of the United States, if the Exchangeable Shares were shares of divine Common Stock. Any holder of Exchangeable Shares who is or (after acquiring such shares) becomes a non-resident of Canada for the purposes of the Income Tax Act (Canada) shall be required to so notify Delano in writing as soon practicable.

                              DIVINE CAPITAL STOCK

GENERAL

     divine's certificate of incorporation authorizes two classes of common stock: 2,500,000,000 shares of Class A common stock, 100,000,000 shares of Class C common stock and 50,000,000 shares of preferred stock, 2,000,000 of which have been designated as Series A junior participating preferred stock and 100,000 of which have been designated as Series B convertible preferred stock. As of June 11, 2002, divine had issued and outstanding 18,973,847 shares of Class A common stock, no shares of Class C common stock and 22,941 shares of Series B convertible preferred stock. In connection with the Arrangement, divine will designate one share of its preferred stock as the Special Voting Share.

VOTING, CONVERSION, DIVIDEND, REDEMPTION, LIQUIDATION AND APPOINTMENT RIGHTS

     Holders of divine Common Stock are entitled to one vote per share. Holders of divine Class C common stock are not entitled to vote. Holders of divine Series B convertible preferred stock are entitled to vote with the divine Common Stock on an as-converted basis on all matters submitted for a vote of the holders of divine Common Stock (until divine stockholder approval is obtained, the aggregate voting power of the holders of Series B convertible preferred stock shall not be greater than 19.99%). Under certain circumstances, the vote of a majority of the total number of shares of Series B convertible preferred stock then outstanding, voting as a single class, is required to amend, alter, or repeal divine's certificate of incorporation, bylaws, or any certificate of designation.

     The divine Common Stock has no conversion rights. A holder of Class C common stock is able to convert its Class C common stock into divine Common Stock, in whole or in part, at any time and from time to time on a share-for-share basis. A holder of Series B convertible preferred stock is able to convert its Series B convertible preferred stock into that number of shares of divine Common Stock equal to $1,000 divided by the conversion price then in effect, based on an initial conversion price of $6.00, subject to adjustment for certain antidilution events. Once divine stockholder approval is obtained, there will be no limit on the aggregate number of shares of divine Common Stock that could be issued upon conversion of the Series B convertible preferred stock (until divine stockholder approval is obtained, the shares of Series B convertible preferred stock may not be converted into more than 3,823,500 shares of divine Common Stock).

     In the case of any dividend paid in stock, holders of divine Common Stock will be entitled to receive the same percentage dividend payable in shares of divine Common Stock that the holders of Class C common stock receive payable in shares of Class C common stock. Holders of Series B convertible preferred stock are entitled to receive any dividend or distribution (payable in cash or property other than dividends payable solely in shares of divine Common Stock) declared on the divine Common Stock as if such shares of Series B convertible preferred stock were converted into divine Common Stock.

     Holders of divine Common Stock and Class C common stock have no redemption rights. Holders of Series B convertible preferred stock have the option to have divine redeem their shares of Series B convertible preferred stock for a cash purchase price of $1,000 per share upon certain events set forth in the Securities Purchase Agreement with Oak Investment Partners.

     In the event of liquidation, dissolution or winding up or upon a merger or acquisition of divine, the holders of Series B convertible preferred stock will be entitled to a liquidation preference, before any amounts are paid to the holders of divine Common Stock or Class C common stock, equal to $1,000 per share of Series B convertible preferred stock. Thereafter, the holders of Series B convertible preferred stock will participate with the holders of Common Stock and Class C common stock ratably on an as-converted basis until the holders of Series B convertible preferred stock shall have received $3,000 with respect to each share (inclusive of the $1,000 initial liquidation preference) per share of Series B convertible preferred stock.

     Oak Investment Partners is entitled to appoint a director to divine's board of directors, and, if the second round of the private placement occurs, will be entitled to appoint an additional member to divine's board of directors.

     Except as described above, the relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of the divine Common Stock, Class C common stock and Series B convertible preferred stock are identical in all respects.

STOCKHOLDER RIGHTS PLAN

     In February 2001, divine's board of directors adopted a Stockholder Rights Plan and declared a dividend of one right on each outstanding share of divine Common Stock (the "Rights"). The dividend was payable to shareholders of record on February 23, 2001.

     Initially, no separate certificates were issued for the Rights; rather, the Rights are evidenced by the certificates for divine Common Stock and trade automatically with the divine Common Stock. The Rights are not exercisable unless a person or group has acquired, or announces the intent to acquire, 15% or more of the outstanding divine Common Stock (or 20% or more if such a person or group owned 10% or more of the outstanding divine Common Stock at the time of adoption of the Rights Plan). Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at US$15.00 per Right. The Rights are redeemable by divine's board of directors, for U.S.$0.001 per Right, at any time prior to the exercisability of the Rights.

     In the event a person or group acquires 15% (20% in certain circumstances) or more of divine's Common Stock, each shareholder, other than the acquirer, is entitled to purchase, for the exercise price of the Rights, the number of shares of divine's Common Stock having a market value of two times the exercise price of the Rights. In addition, divine's board of directors may then exchange the Rights for divine Common Stock at a ratio of one share of divine Common Stock per Right. Also, if the Rights have become exercisable and divine is acquired in a merger or other business combination, or 50% or more of its assets, cash flow, or earning power are sold, each Right will entitle the holder to purchase, at the exercise price of the Right, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the Right.

     On May 29, 2002, divine effected a 1-for-25 reverse stock split of the divine Common Stock, whereby every 25 outstanding shares of divine Common Stock were combined into one share of divine Common Stock. As a result of the reverse stock split, holders of divine Common Stock are now entitled to 25 Rights for each one share of divine Common Stock they own.

     The Rights will expire on January 31, 2011, unless extended by divine's board of directors.

                  DELANO SHARE CAPITAL PRIOR TO THE TRANSACTION

     The following summary of certain provisions of Delano's share capital before the Effective Date describes all material provisions of Delano's share capital, but does not purport to be complete and is subject to, and qualified in its entirety by, Delano's articles and by-laws and by the provisions of applicable law.

     Delano is authorized to issue an unlimited number of common shares and an unlimited number of preference shares.

     As of June 14, 2002, there are 43,429,694 Delano Common Shares and no preference shares outstanding.

COMMON SHARES

     Each holder of Delano Common Shares is entitled to receive notice of and to attend all meetings of shareholders of Delano and to vote thereat, except meetings at which only holders of a specified class of shares (other than common shares) or specified series of shares are entitled to vote. At all meetings of holders of Delano Common Shares, each holder of Delano Common Shares is entitled to one vote in respect of each Common Share held by such holder. The Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Delano, to receive any dividend declared by the board of directors of Delano.

     In the event of any liquidation, dissolution or winding-up of Delano or other distribution of Delano's assets among its shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Delano, the assets and funds of Delano available for distribution to shareholders shall be distributed among the holders of the Common Shares, pro rata based on the number of Common Shares held by each holder and any other participating outstanding series or class of shares convertible into Common Shares.

PREFERENCE SHARES

     Preference shares may be issued in one or more series. Before such issuance, the board of directors of Delano may fix the number of shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to them, including but not limited to: the issue price per share; the rate or amount of any dividends or the method of calculating any dividends; the dates of payment thereof; any redemption, purchase and/or conversion prices; and terms and conditions of any redemption purchase and/or conversion, and any sinking fund or other provisions.

     The preference shares of each series rank on a parity with the preference shares of every other series and are entitled to a preference over the Delano Common Shares, and over any other shares of Delano ranking junior to the preference shares.

     If any cumulative dividends are not paid in full in the event of the liquidation, dissolution or winding-up of Delano, the shares of such series of preference shares shall participate rateably with the shares of all other series of preference shares in respect of all accumulated cumulative dividends and any amounts payable.

     The preference shares of any series may be made convertible into Delano Common Shares but preference shares shall have no voting rights as a class.

                   DELANO SHARE CAPITAL AFTER THE TRANSACTION

     The following summary of certain provisions of Delano's share capital after the Effective Date describes all material provisions of Delano's share capital, but does not purport to be complete and is subject to, and qualified in its entirety by, Delano's articles and bylaws and by the provisions of applicable law.

COMMON SHARES

     Each holder of Delano Common Shares is entitled to receive notice of and to attend all meetings of shareholders of Delano and to vote thereat, except meetings at which only holders of a specified class of shares (other than common shares) or specified series of shares are entitled to vote. At all meetings of holders of Delano Common Shares, each holder of Delano Common Shares is entitled to one vote in respect of each Common Share held by such holder. The Common Shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Delano, to receive any dividend declared by the board of directors of Delano.

     In the event of any liquidation, dissolution or winding-up of Delano or other distribution of Delano's assets among its shareholders for the purpose of winding-up its affairs, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Delano, the assets and funds of Delano available for distribution to shareholders shall be distributed among the holders of the Common Shares, pro rata based on the number of Common Shares held by each holder and any other participating outstanding series or class of shares convertible into Common Shares.

EXCHANGEABLE SHARES

     See "Description of Exchangeable Shares" for a summary of certain provisions of the Exchangeable Shares and see also the Exchangeable Share provisions attached as Appendix 1 to the Plan of Arrangement, which is attached to this document as Annex C.

                               BUSINESS OF DIVINE

OVERVIEW

     divine, inc. was originally incorporated under Delaware law as divine interVentures, inc. in June, 1999. In February, 2001 divine changed its name to divine, inc.

     divine is a service and software company focused on solutions for the extended enterprise. divine helps its clients maximize profits through better collaboration, interaction, and knowledge sharing throughout their entire value chain, including suppliers, partners, employees, and customers. divine facilitates its customers' integration of advanced enterprise Web solutions with their business strategies and existing infrastructures by providing a combination of professional services, Web-based technology, and managed applications capabilities. divine focuses its offerings on Global 5000 and high-growth middle market firms and services over 20,000 customers through three principal business groups:

     divine Professional Services combines divine's knowledge of how to design and deploy software solutions with its expertise in technology, infrastructure, and marketing services and offers services for legacy systems integration, brand extension, call center automation, business process optimization, operational strategy consulting, SAP installation, supply chain and customer management, and technology infrastructure consulting.

     divine Software Services deploys software solutions that focus on collaboration, workflow, and relationship and content management such as voice-based customer contact tools, auto-response applications, telephony webinars (Web-based seminars), secured messaging, team interaction, content acquisition, organization and management, content delivery, and training programs.

     divine Managed Services builds, hosts, manages, monitors, and secures clients' critical applications by offering design and engineering of managed hosting solutions; installation, configuration, and testing of hardware and software systems; ongoing maintenance, back-ups, and upgrades; performance and security monitoring; and technical support.

     divine has forged strategic partnerships and alliances with a number of leading organizations to strengthen the delivery of open and extensible e-business solutions to its customers. divine's technology integrates with leading server platforms such as BEA WebLogic, IBM WebSphere, Microsoft Windows NT, and Sun Solaris. Additionally, divine has joined the alliance programs of key vendors such as BEA, Hewlett-Packard, IBM, Microsoft, Computer Associates, Netscape, Oracle, and Sun/iPlanet to extend support to mutual customers and introduce divine solutions into new arenas. While these alliances add value to all of divine's constituencies, they also provide divine and its partners with additional technical, marketing, and sales resources to expedite the development and delivery of complete e-business solutions.

Proposed Acquisition of Viant Corporation

     On April 5, 2002, divine entered into an Agreement and Plan of Merger and Reorganization with Viant Corporation ("Viant"). Viant is a professional services firm that helps global companies identify and solve complex business problems with digital solutions. Upon consummation of the contemplated merger with Viant, each of the approximately 49 million outstanding shares of common stock of Viant will be converted into the right to receive 0.15908 shares of divine Common Stock and Viant will become a wholly-owned subsidiary of divine. In connection with the Viant transaction, a payment of a cash dividend of $24 million, in the aggregate, will be made to the stockholders of Viant immediately prior to consummation of the transaction. In addition, divine will assume each outstanding option to purchase shares of common stock of Viant, which will become and represent an option to purchase shares of divine Common Stock. Consummation of the acquisition of Viant is subject to a number of conditions, including (1) approval by the stockholders of Viant and (2) approval of the issuance of the shares of divine Common Stock in connection with the transaction by the stockholders of divine.

Private Placement with Oak Investment Partners

     On May 31, 2002, divine announced that it had secured equity financing from a group led by Oak Investment Partners. Under the terms of the proposed investment, Oak Investment Partners and other investors have agreed to purchase over $61 million of Series B convertible preferred shares of divine which are convertible into shares of divine Common Stock at a conversion price of $6 per share. Under the terms of the investment documents, the investors have agreed to purchase approximately $22.9 million in Series B convertible preferred stock of divine immediately, and have agreed to purchase approximately an additional $38.7 million in Series B convertible preferred stock after divine's stockholders approve the second purchase, which approval is expected to be obtained prior to July 31, 2002. At the funding of the second purchase, the investors will also receive warrants to purchase approximately $9.7 million in Series B convertible preferred stock of divine. On a fully diluted basis, the investors will acquire an aggregate of approximately 11,880,000 shares of divine Common Stock. The Series B convertible preferred stock of divine held by investors will vote as-if-converted with divine Common Stock. The investors have agreed not to transfer shares of divine for one year after the investment.

Under the terms of the investment, Oak Investment Partners will be entitled to appoint one director to divine's board of directors after the initial investment and, pending divine stockholder approval of the second investment, an additional director after the second investment.

Options to Purchase Securities

     The following table contains information regarding the options to acquire shares of divine granted by divine that were outstanding as of May 31, 2002.

                                           NUMBER OF SHARES
                                               OF DIVINE                                              MARKET PRICE     WEIGHTED
                                             COMMON STOCK                           MARKET PRICE ON     ON MAY 31,   AVERAGE YEARS
OPTION HOLDER                                UNDER OPTION       EXERCISE PRICE       DATE OF GRANT         2002      TO EXPIRATION
-------------                              ----------------   -----------------     ---------------   ------------   -------------
Current and Past Directors and Executive
  Officers of divine (41) ...............        299,062          $2.15-$337.50        $10.75-$900         $5.15         8.74
Current and Past Employees of divine
  (3,130) ...............................      2,596,720       $0.25-$1,651.475        $10.75-$900         $5.15         9.29
Consultants of divine (3) ...............         80,000                 $27.00             $27.00         $5.15         9.32
Others (5)(1) ...........................          3,154          $14.75-$34.00      $14.75-$34.00         $5.15         9.31

-----------
(1) Represents options granted to a former director, a former consultant, and a former employee of Emicom Group, Inc., a company acquired by divine during July 2001, and two former directors of Data Return Corporation, a company acquired by divine during January 2002.

Prior Sales

     Since December 31, 2001, and as adjusted for the 1-for-25 reverse stock split divine implemented on May 29, 2002, a total of 349,777 shares of divine Common Stock have been issued pursuant to the exercise of stock options, at exercise prices ranging between $0.25 and $14.75, and a total of 43,168 shares of divine Common Stock were purchased pursuant to divine's 2000 Employee Stock Purchase Plan on February 28, 2002. Pursuant to the terms of such plan, the price paid per share was $13.175, which equals 85% of the closing price of divine Common Stock on February 28, 2002 of $15.50. On May 31, 2002, a total of 74,329 shares of divine Common Stock were purchased pursuant to divine's 2000 and 2002 Employee Stock Purchase Plans, at a price paid per share of $4.3775, which equals 85% of the closing price of divine Common Stock on May 31, 2002 of $5.15.

     In January 2002, a total of 40,718, as adjusted to reflect the 1-for-25 reverse stock split implemented by divine on May 29, 2002 shares of divine Common Stock were issued to certain former employees of Data Return Corporation in settlement of certain of severance payments totalling $1,632,928, net of applicable withholdings.

Additional Information Regarding Directors and Officers

     The following information is provided in addition to the biographical information regarding divine's officers and directors provided in the attached divine Proxy Statement.

     Andrew J. Filipowski, divine's Chairman of the Board and Chief Executive Officer; Michael P. Cullinane, divine's Executive Vice President, Chief Financial Officer and Treasurer; and Paul L. Humenansky, divine's President and Chief Operating Officer; each served as a director of Platinum Entertainment, Inc. through June 2000. On July 17, 2001, Platinum Entertainment, Inc. filed for relief under Chapter 11 of the Federal Bankruptcy Code.

     Michael H. Forster, a director of divine, served as a director of eMarketword.com which declared bankruptcy in June 2001.

     For a more detailed description of divine's business, including a description of the industry within which divine operates and its business operations, please see the attached documents, each of which in its entirety is incorporated into this Circular:

1. the divine Form 10-K for the fiscal year ended December 31, 2001, attached hereto as Annex I;

2. the divine definitive Proxy Statement, for the Annual Meeting of Stockholders held May 21, 2002, as filed with the SEC on April 24, 2002 is attached as Annex P;

3. divine Form 8-K dated April 5, 2002, respecting the proposed merger transaction with Viant Corporation, attached as Annex Q;

4.   Historical Financial Statements of Viant Corporation, attached as Annex R;

5.   Historical Financial Statements of RoweCom Inc., attached as Annex S;

6. divine Form 10-Q for the three-month period ended March 31, 2002, attached as Annex T;

7. divine Form 8-K dated May 3, 2002, respecting the resignation of Thomas J. Meredith from divine's board of directors, attached as Annex U; and

8. divine Form 8-K dated May 29, 2002, respecting the private placement with Oak Investment Partners, attached as Annex V.

                               BUSINESS OF DELANO

OVERVIEW

     Delano Technology Corporation was formed under the laws of Ontario, Canada in May, 1998. Delano develops and markets customer relationship management (CRM) software that incorporates advanced analytics with interaction capabilities on a flexible and scalable technology platform. This technology enables companies to understand, personalize and manage interactions with customers across multiple communication channels. These interactions consist of both inbound and outbound communications through email, company websites, and wireless devices. Companies can use Delano software applications to gain in-depth customer knowledge by creating a unified view of the customer across disparate data, and use the customer insight to initiate marketing campaigns, and route, track and respond to customer service inquiries. Delano focuses its sales efforts on businesses in the following industries: financial services, retail, technology, telecommunications, and transportation and logistics, as well as other organizations engaged in, or focused on, business-to-business or business-to-customer commercial opportunities using the internet. Delano is also increasing its activity with channel partners to further its penetration of target industries. Delano's professional services group can assist its client's internal IT personnel to implement its products.

EXECUTIVE COMPENSATION FOR THE FISCAL YEAR ENDED MARCH 31, 2002

     The following table sets forth the actual compensation paid to Delano's named executive officers for the year ended March 31, 2002 who consist of the individuals who served as Delano's Chief Executive Officer during the fiscal year ended March 31, 2002 and each of the four other most highly compensated executive officers whose salary and bonus for the 2002 fiscal year exceeded Cdn.$100,000. This information, as it relates to the fiscal years ended March 31, 2001 and March 31, 2000 is provided in Annex O attached to this Circular.

                                                    ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                          --------------------------------------  ----------------------------------
                                                                                           AWARDS            PAYOUTS
                                                                                  ------------------------   -------
                                                                                  SECURITIES
                                                                                    UNDER      RESTRICTED
                                                                        OTHER      OPTIONS/     SHARES OR
                                                                       ANNUAL        SARS      RESTRICTED      LTIP       ALL OTHER
NAME AND                                   SALARY        BONUS      COMPENSATION    GRANTED    SHARE UNITS   PAYOUTS    COMPENSATION
PRINCIPAL POSITION               YEAR       ($)          ($)            ($)           (#)           (#)        ($)            ($)
------------------               ----     -------      -------      ------------  ----------   -----------   -------    ------------
Vikas Kapoor(1)                  2002     208,333           --             --            --     4,230,000       --         325,000
Chief Executive
Officer

John Foresi                      2002     301,118           --             --            --            --       --              --
Past-Chief
Executive Officer

Paul Morris                      2002     174,375       16,984             --       150,000            --       --              --
Vice-President,
Digital Archeology

Bahman                           2002     127,755           --          4,599            --            --       --              --
Koohestani
Executive Vice-
President, Products
and Chief
Technology Officer

Robert Lalonde                   2002     115,778       31,939          4,599       300,000            --       --              --
Senior Vice-
President, Products

Barry Yates                      2002     105,797       61,202          4,599       250,000            --       --              --
Senior Vice-
President,
Worldwide Sales


(1) Vikas Kapoor was appointed Chief Executive Officer of Delano on October 31, 2001.


                OPTION GRANTS IN FISCAL 2002 AND YEAR END VALUES

                          NUMBER OF         PERCENT OF
                           SHARES         TOTAL OPTIONS
                         UNDERLYING         GRANTED TO      EXERCISE PRICE
                      OPTIONS GRANTED      EMPLOYEES IN       PER SHARE       MARKET VALUE    EXPIRATION
NAME                         #             FISCAL YEAR       ($/SECURITY)     ($/SECURITY)       DATE
----                  ---------------     -------------     --------------    ------------    ----------
Paul Morris .....           150,000             3.7%            0.23             0.23          07/17/05
Bahman Koohestani                --              --               --               --                --
Robert Lalonde ..           100,000             2.5%            0.24             0.24          11/01/05
                            200,000             5.0%            0.23             0.23          07/17/05
Barry Yates .....           100,000             2.5%            0.11             0.11          10/05/05
                            150,000             3.7%            0.23             0.23          07/17/05

                        OPTION EXERCISES IN FISCAL 2002

                                                                # OF SECURITIES UNDERLYING             VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS AT              IN-THE-MONEY OPTIONS AT
                        NUMBER OF SHARES                             FISCAL YEAR END                   FISCAL YEAR END ($)
                          ACQUIRED ON          VALUE          ------------------------------       -----------------------------
NAME                       EXERCISE         REALIZED ($)      EXERCISABLE      UNEXERCISABLE       EXERCISABLE     UNEXERCISABLE
----                    ----------------    ------------      -----------      -------------       -----------     -------------
John Foresi .....           500,000           390,000                --                --                --                --
Paul Morris .....                --                --                --           150,000                --            49,500
Bahman Koohestani                --                --                --                --                --                --
Robert Lalonde ..                --                --            45,000           300,000            20,250            98,000
Barry Yates .....                --                --           185,000           250,000            83,250            94,500

COMPENSATION OF DIRECTORS

     Effective July 2000, directors who are not employees of Delano are compensated for serving on the board of directors at a rate of $2,500 per quarter. In addition, the Chairman of each of the Audit and Compensation Committees of Delano receives $2,500 per quarter and each member of the committees receives $1,500 per quarter. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

     The following is a brief description of the employment agreements entered into between Delano or its subsidiaries and each of its officers for whom compensation information is provided in this Circular.

     Delano has entered into an agreement with Mr. Koohestani pursuant to which he was hired as Delano's Executive Vice President, Products and Chief Technology Officer effective January 4, 1999. Pursuant to this agreement, Mr. Koohestani receives a salary of Cdn.$200,000 per annum, exclusive of bonuses, benefits and other compensation. Mr. Koohestani also receives a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties.

     Delano entered into an agreement with Mr. Foresi, pursuant to which he was hired as Delano's President and Chief Executive Officer effective January 4, 1999. Pursuant to this agreement, Mr. Foresi received a salary of Cdn.$150,000 per annum, exclusive of bonuses, benefits and other compensation. Mr. Foresi was also granted options to purchase 750,000 Delano Common Shares at a price of $0.11 per share and a warrant to purchase an additional 394,737 Delano Common Shares at a price of $0.44 per share. Mr. Foresi also received a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties.

     Mr. Foresi resigned from his position as President and Chief Executive Officer and as director of Delano effective July 3, 2001. Pursuant to a severance agreement, Mr. Foresi received a lump sum payment of $427,100 (subject to regular withholdings) and Delano paid legal and accounting expenses incurred by Mr. Foresi up to a maximum of $5,000 upon presentation of invoices for such expenses.

     As of June 14, 2002 Mr. Foresi had exercised all of his options and warrants to purchase Delano Common Shares. Mr. Foresi was also given certain employee benefits through January 2, 2002.

     Delano has entered into an agreement with Vikas Kapoor effective October 5, 2001 pursuant to which he was hired as the President and Chief Executive Officer of Delano. Under his employment agreement, Mr. Kapoor is paid an annual salary of $500,000 plus bonus and has also been granted 4,230,000 Delano Common Shares which are subject to certain restrictions. See "The Transaction -- Interests of Certain Persons in the Transaction".

     Delano has also entered into separate employee confidentiality and non-solicitation agreements with each of the named officers for whom compensation information is provided in the Circular. Under these agreements, each of them has agreed to keep in confidence all proprietary information of Delano obtained during his employment with Delano for a period of three years following the termination of his employment with Delano.

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OTHER INFORMATION CONCERNING DELANO

     For a more detailed description of the business of Delano, including a description of the industry within which Delano operates and its business operations, please see the following attached documents, each of which in its entirety is incorporated into this Circular:

1. the Delano Form 10-K for the fiscal year ended March 31, 2001 attached hereto as Annex J;

2. Delano audited Annual Financial Statements for the fiscal years ended March 31, 2001, 2000 and 1999 in Canadian GAAP attached hereto as Annex K;

3. Delano Management's Discussion and Analysis for the fiscal years ended March 31, 2001, 2000 and 1999 in Canadian GAAP attached hereto as Annex L;

4. the Delano Management Information Circular delivered to Delano shareholders for the annual and special meeting of Delano shareholders held July 26, 2001 attached hereto as Annex O;

5. the Delano Form 10-Q for the three and nine-month periods ended December 31, 2001 attached hereto as Annex M; and

6. Delano Interim Financial Statements and Interim Management's Discussion and Analysis for three and nine-month periods ended December 31, 2001 in Canadian GAAP attached hereto as Annex N.

     In addition to the information set out in the Annexes, Delano has been advised that as of April 2002, Donald Woodley, a director of Delano, is a member of the board of directors of each of Telus, Inc., DataMirror Corporation and Onx Enterprise Solutions Inc. He is no longer a director of Star Data Systems Inc. Mr. Woodley holds 4,000 Delano Common Shares. Albert Amato, also a director of Delano, owns 277,444 Delano Common Shares and 75,000 Delano Options.

                       THE COMPANIES AFTER THE TRANSACTION

GENERAL

     Upon completion of the transaction, Delano will continue to be a corporation governed by the OBCA, and will become a subsidiary of divine. The registered office of Delano will remain located at 302 Town Centre Boulevard, Markham, Ontario, Canada L3R 0E8. divine will continue to be a corporation incorporated under and governed by Delaware law. divine will continue to have its principal place of business at 1301 North Elston Avenue, Chicago, Illinois, USA 60622.

     Following completion of the transaction, the business of Delano is expected to be operated in combination with the existing business of divine's software services unit.

PLANS AND PROPOSALS

     Delano and divine believe that the Arrangement combines the complementary strengths of each company, enabling the value of each company's assets to be more fully realized. The board of directors of each company approved the Combination Agreement and the transactions contemplated by the Combination Agreement because they determined that the combined company would have the potential to realize a stronger competitive position and improve long-term operating and financial results.

DIRECTORS AND OFFICERS

     Following the Effective Date, Delano's board of directors will be replaced by one or more individuals, as determined by divine and subject to the OBCA.

SHARE CAPITAL MATTERS

     The mechanics of the transaction will involve divine becoming the owner of all of the Delano Common Shares outstanding immediately following the Effective Time. Delano shareholders (other than divine and its Affiliates and those Delano shareholders who exercise dissent rights and ultimately are entitled to receive the fair value of their Delano Common Shares) will receive shares of divine Common Stock or, at the option of

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certain validly-electing Delano shareholders, Exchangeable Shares and certain ancillary rights. The Exchangeable Shares will be securities issued by Delano. Holders of the Exchangeable Shares will be entitled to dividend and other rights that are substantially economically equivalent to those of holders of divine Common Stock. Through the Voting and Exchange Trust Agreement, holders of Exchangeable Shares will be entitled to vote at meetings of divine stockholders. Exchangeable Shares will be exchangeable at the option of the holder at any time and on a one-for-one basis for shares of divine Common Stock.

AUDITORS

     KPMG LLP, the current auditors of Delano, are expected to be the auditors of divine and its subsidiaries, including Delano, following the Effective Date.

TRANSFER AGENTS AND REGISTRARS

     The transfer agent and registrar for divine in the United States is and after the Effective Date will remain Computershare Investor Services, LLC, Chicago, Illinois, USA. The depositary for the Exchangeable Shares will be Computershare Trust Company of New York at its principal stock transfer office in New York, New York, USA. The transfer agent for the proxies for the Special Meeting will be Computershare Trust Company of Canada, at its office in Toronto, Ontario, Canada.

                          TAX CONSIDERATIONS FOR DELANO SHAREHOLDERS

CANADIAN TAX CONSIDERATIONS FOR DELANO SHAREHOLDERS

     In the opinion of Goodmans LLP, Canadian legal counsel to Delano, the following is a summary of the principal Canadian federal income tax consequences which are generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a Delano shareholder who participates in the Arrangement and who holds Delano Common Shares and will hold any Exchangeable Shares and shares of divine Common Stock as capital property, and who deals at arm's length with, and is not and will not be affiliated with, Delano or divine, in each case, within the meaning of the Tax Act. Delano Common Shares, Exchangeable Shares and shares of divine Common Stock will generally constitute capital property to a holder thereof unless the holder owns such securities in the course of carrying on a business or has acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade.

     This summary does not apply to a Delano shareholder in respect of whom divine is or will be a "foreign affiliate" within the meaning of the Tax Act. It is assumed for the purposes of this summary that Delano will be a "taxable Canadian corporation" within the meaning of the Tax Act at all relevant times. This summary also does not address the consequences to a holder of options or warrants to acquire Delano Common Shares and such persons should consult their own tax advisors.

     This summary is based upon the current provisions of the Tax Act, the regulations adopted thereunder and the counsel's understanding of the currently available published administrative practices and policies of the Canada Customs and Revenue Agency (the "Agency"), all in effect as of the date hereof and a certificate of an officer of divine with respect to certain factual matters. This summary also takes into account any proposed changes to the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance prior to the date hereof and assumes that all such changes will be enacted substantially as proposed. However, no assurances can be given that any such proposed changes to the Tax Act and regulations will be enacted as proposed, or at all.

     The Tax Act contains "mark-to-market" provisions relating to securities held by certain financial institutions. This summary does not take into account such mark-to-market rules. Delano shareholders that are "financial institutions" for purposes of such rules should consult their own tax advisors.

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

     This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for any proposed changes to the Tax Act and regulations thereunder that are publicly announced by the Minister of Finance prior to the date hereof, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or any changes in the administrative practices and policies of the Agency. This summary does not take into account tax legislation of any province, territory or foreign jurisdiction. Provisions of provincial income tax legislation vary from province to province in Canada and may differ from federal income tax legislation. No advance income tax ruling has been sought or obtained from the Agency to confirm the tax consequences of any of the transactions herein described.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR DELANO SHAREHOLDER. ACCORDINGLY, DELANO SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THE INCOME TAX CONSEQUENCES TO THEM OF THE TRANSACTIONS DESCRIBED HEREIN HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

     For purposes of the Tax Act, all amounts must be expressed in Canadian dollars; amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate at the time such amounts arise.

(I) DELANO SHAREHOLDERS RESIDENT IN CANADA

     The following portion of this summary is applicable to a Delano shareholder who, for purposes of the Tax Act and any applicable income tax treaty or convention, at all relevant times, is or is deemed to be a resident of Canada while holding Delano Common Shares and Exchangeable Shares or shares of divine Common Stock.

     Delano shareholders who are resident in Canada and whose Delano Common Shares or Exchangeable Shares might not otherwise qualify as capital property may be entitled to obtain such qualification by making the irrevocable election provided for by subsection 39(4) of the Tax Act to have every "Canadian security" (as defined in the Tax Act) owned by such shareholder in the taxation year of the election and all subsequent taxation years deemed to be capital property. Delano shareholders who do not hold their shares as capital property should consult their own advisors regarding their particular circumstances.

(I) GRANT OF CALL RIGHTS

     Delano's financial adviser, Broadview, is of the view that: (i) divine's "liquidation call right" under the terms of the Arrangement to purchase each outstanding Exchangeable Share from the holders thereof (other than divine and its Affiliates) for one share of divine Common Stock per Exchangeable Share, as described herein in "Description of Exchangeable Shares -- Voting, Dividend and Liquidation Rights -- Liquidation Rights with respect to Delano"; (ii) divine's "redemption call right" under the terms of the Arrangement to purchase, on the redemption date, all of the Exchangeable Shares that are outstanding from the holders thereof (other than divine and its Affiliates) for one share of divine Common Stock per Exchangeable Share, as described herein under "Description of Exchangeable Shares -- Mandatory Redemption by Delano and divine Call Right";
(iii) divine's "retraction call right" under the terms of the Arrangement to purchase, from holders who elect to require Delano to redeem their Exchangeable Shares, as described herein under "Description of Exchangeable Shares -- Optional Redemption by Holders"; and (iv) divine's "parent call right" under the terms of the Arrangement to purchase, in the event of certain changes in Canadian federal or Ontario tax law, all of the Exchangeable Shares that are outstanding from the holders thereof (other than divine and its Affiliates) for one share of divine Common Stock per Exchangeable Share, as described herein under "Description of Exchangeable Shares -- Mandatory Redemption by Delano and divine Call Right", have a nominal fair market value from a financial point of view, to holders of Exchangeable Shares and that, accordingly, no amount should be allocated to such rights.

     Any such determination of value, however, is not binding upon the Agency. Provided that the view with respect to the aforementioned rights is correct, the granting of such rights will not result in any material adverse income tax consequences to a Delano shareholder who receives Exchangeable Shares on the Arrangement. However, should the Agency challenge this view and ultimately succeed in establishing that these rights have a

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fair market value in excess of a nominal amount, Delano shareholders who receive
Exchangeable Shares on the Arrangement will realize a capital gain in an amount equal to the fair market value of such rights. The general tax treatment of capital gains and capital losses is discussed below under the heading "Taxation of Capital Gain or Capital Loss".

(II) EXCHANGE OF DELANO COMMON SHARES FOR EXCHANGEABLE SHARES

     The Arrangement provides that a Delano shareholder who is resident in Canada and who is not exempt from tax under Part I of the Tax Act can elect to receive Exchangeable Shares for their Delano Common Shares on the Effective Date. The balance of this section of the summary addresses the consequences to a Delano shareholder who so validly elects.

     The Arrangement involves a reorganization of the capital of Delano to which section 86 of the Tax Act will apply. Accordingly, so long as, at the Effective Time, the aggregate adjusted cost base of a Delano shareholder's Delano Common Shares exceeds the sum of (i) the amount of any cash received in respect of a fractional Exchangeable Share and (ii) the fair market value of the ancillary rights acquired by such Delano shareholder in connection with the exchange and net of any reasonable costs of disposition, such Delano shareholder will not realize a capital gain for purposes of the Tax Act on the exchange. To the extent that such sum, net of any reasonable costs of disposition, exceeds the aggregate adjusted cost base of such Delano shareholder's Delano Common Shares, such Delano shareholder will realize a capital gain for purposes of the Tax Act. The taxation of capital gains is described below under the heading "Taxation of Capital Gain or Capital Loss".

     Eligible Delano shareholders who validly elect to receive Exchangeable Shares under the Arrangement will initially receive Exchangeable Shares and certain ancillary rights. See "Description of Exchangeable Shares --General". On the exchange a Delano shareholder will be deemed to have acquired:

     o Exchangeable Shares for a cost equal to the amount, if any, by which the adjusted cost base to such Delano shareholder of the Delano Common Shares exchanged for Exchangeable Shares exceeds the sum of (i) the amount of any cash received in respect of a fractional Exchangeable Share and (ii) the fair market value of the ancillary rights; and

     o    the ancillary rights for a cost equal to their fair market value.

     For these purposes, a Delano shareholder will be required to determine the fair market value of the ancillary rights on a reasonable basis for purposes of the Tax Act. Broadview is of the view that the ancillary rights have only a nominal fair market value, from a financial point of view, to holders of Exchangeable Shares. On this basis, a shareholder should not realize a capital gain on the exchange of Delano Common Shares for Exchangeable Shares. Such determination of value is not, however, binding on the Agency.

(III) EXCHANGE OF DELANO COMMON SHARES FOR SHARES OF DIVINE COMMON STOCK

     A Delano shareholder who exchanges Delano Common Shares for shares of divine Common Stock (including any related divine rights) will be considered to have disposed of such Delano Common Shares for proceeds of disposition equal to the sum of (i) the aggregate fair market value of the shares of divine Common Stock (including any related divine rights) acquired by such Delano shareholder on the exchange, and (ii) any cash received by such holder in respect of a fractional share of divine Common Stock. Such Delano shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Delano Common Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Delano shareholder of such Delano Common Shares immediately before the exchange (see "Taxation of Capital Gain or Capital Loss" below). The cost to a Delano shareholder of shares of divine Common Stock acquired on the exchange will be equal to the fair market value of such shares of divine Common Stock at the time of the acquisition, to be averaged at any given time with the adjusted cost base of any other shares of divine Common Stock held by the Delano shareholder as capital property for the purposes of determining the holder's adjusted cost base of such shares of divine Common Stock.

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(IV) EXCHANGEABLE SHARES AND SHARES OF DIVINE COMMON STOCK

Dividends on Exchangeable Shares

     In the case of a Delano shareholder who is an individual, dividends received or deemed to be received on the Exchangeable Shares will be required to be included in computing the Delano shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada.

     The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Accordingly, Delano will be subject to a 66-2/3% tax under Part VI.1 of the Tax Act on dividends (other than excluded dividends) in excess of an annual dividend allowance paid or deemed to be paid on the Exchangeable Shares. In certain circumstances, Delano will be entitled to deductions under Part I of the Tax Act which may substantially offset the impact of the Part VI.1 tax. Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the 10% tax under
Part IV.1 of the Tax Act.

     Subject to the discussion in the following paragraph as to the denial of the dividend deduction, in the case of a Delano shareholder that is a corporation, other than a "specified financial institution" as defined in the Tax Act, dividends received or deemed to be received on the Exchangeable Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. As there is no intention to obtain a stock exchange listing for the Exchangeable Shares, in the case of a Delano shareholder that is a specified financial institution (and also subject to the discussion in the following paragraph), such a dividend will be deductible in computing its taxable income only if the specified financial institution did not acquire the Exchangeable Shares in the ordinary course of the business carried on by such institution.

     If divine or any other person with whom divine does not deal at arm's length, including Delano, is a specified financial institution under the Tax Act at the time that dividends are paid on the Exchangeable Shares, dividends received or deemed to be received by a Delano shareholder that is a corporation will not be deductible in computing taxable income but will be fully includable in taxable income under Part I of the Tax Act. A corporation will generally be a specified financial institution for purposes of the Tax Act if it is a bank, a trust company, a credit union, an insurance corporation or a corporation whose principal business is the lending of money to persons with whom the corporation is dealing at arm's length, or the purchasing of debt obligations issued by such persons or a combination thereof, or if it is a corporation controlled by or related to such entities. divine has informed Delano that it is of the view that neither it nor any person with whom it does not deal at arm's length nor any partnership or trust of which it or the person is a member or beneficiary, respectively, is a specified financial institution at the current time, or will be a specified financial institution immediately after the Arrangement becomes effective. However, there can be no assurance that this status will not change prior to such time at which dividends are received or deemed to be received by a corporate shareholder holding Exchangeable Shares.

     A Delano shareholder that is a "private corporation" (as defined in the Tax
Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) will generally be liable under
Part IV of the Tax Act to pay a refundable tax of 33-1/3% on dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Delano shareholder's taxable income. A Delano shareholder that is a "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6-2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

Dividends on Shares of divine Common Stock

     Dividends on shares of divine Common Stock will be required to be included in the recipient's income for Canadian income tax purposes. Such dividends received by a Delano shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A Delano shareholder that is a corporation will include such dividends in computing its income and generally will not be entitled to deduct the amount of such dividends in computing its taxable income. A Delano shareholder that is a Canadian-controlled private

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corporation may be liable to pay an additional refundable tax of 6-2/3% on such dividends. United States non-resident withholding tax on dividends may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. See the commentary below under the heading "Tax Consequences to U.S. Shareholders ".

(V) REDEMPTION OR RETRACTION OF EXCHANGEABLE SHARES

     On the redemption (including a retraction) of an Exchangeable Share by Delano, the holder of that Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (the fair market value at that time of the share of divine Common Stock received by the shareholder from Delano on the redemption plus the amount of any declared but unpaid dividends on the Exchangeable Share prior to the date of such redemption) exceed the paid-up capital (for purposes of the Tax Act) of the Exchangeable Share at the time the Exchangeable Share is so redeemed. The amount of any such deemed dividend will be generally subject to the tax treatment described above under "Dividends on Exchangeable Shares". On the redemption, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of any deemed dividend. A holder will, in general, realize a capital gain (or a capital loss) equal to the amount by which the adjusted cost base to the holder of the Exchangeable Share is less than (or exceeds) such proceeds of disposition, net of any reasonable costs of disposition (see "Taxation of Capital Gain or Capital Loss" below). In the case of a Delano shareholder that is a corporation, in some circumstances, the amount of any deemed dividend may be treated as proceeds of disposition and not as a dividend.

(VI) DISPOSITION OF EXCHANGEABLE SHARES OTHER THAN ON A REDEMPTION OR RETRACTION

     On the disposition or deemed disposition or exchange of an Exchangeable Share by a holder, including on the exchange of an Exchangeable Share by the holder thereof with divine for a share of divine Common Stock (including any related divine rights), other than on a redemption (including a retraction), the holder will, in general, realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, where Exchangeable Shares are acquired by divine for a share of divine Common Stock, the proceeds of disposition will be the fair market value, at the time of the exchange, of the share of divine Common Stock received on the exchange. The proceeds of disposition may also include the amount of any declared but unpaid dividend on the Exchangeable Share prior to the date of such disposition unless such dividend is required to be included in computing income of the holder as a dividend. Holders should consult their own tax advisors in this regard (see "Taxation of Capital Gain or Capital Loss" below).

     Because of the existence of the rights to acquire the Exchangeable Shares granted to divine, as well as the holder's right to exchange the Exchangeable Shares for shares of divine Common Stock (including any related divine rights), a holder of Exchangeable Shares cannot control whether such holder will receive shares of divine Common Stock by way of a redemption (including a retraction) of the Exchangeable Shares by Delano or by way of purchase of the Exchangeable Shares by divine or an affiliate of divine. As described above, the Canadian federal income tax consequences of a redemption (including a retraction) differ from those of a purchase.

     On October 18, 2000 the Canadian Minister of Finance announced a proposal to formulate and introduce a rule to permit shares of a Canadian corporation held by a Canadian resident to be exchanged for shares of a foreign corporation on a tax-deferred basis. It is possible that these contemplated amendments could, if and when enacted into law, allow a holder of Exchangeable Shares to exchange such shares for shares of divine Common Stock on a tax-deferred basis. No details have been announced respecting these contemplated amendments and in particular with respect to the various requirements that would have to be satisfied in order to permit a holder of Exchangeable Shares to exchange such shares on a tax-deferred basis or whether these requirements could be satisfied in the circumstances.

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(VII) ACQUISITION AND DISPOSITION OF SHARES OF DIVINE COMMON STOCK

     The cost of shares of divine Common Stock received on the redemption (including a retraction) or exchange of Exchangeable Shares will be equal to the fair market value of such shares of divine Common Stock at the time of such event, to be averaged with the adjusted cost base of any other shares of divine Common Stock held at that time by the holder as capital property.

     A disposition or deemed disposition of shares of divine Common Stock by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares of divine Common Stock immediately before the disposition. See "Taxation of Capital Gain or Capital Loss".

(VIII) TAXATION OF CAPITAL GAIN OR CAPITAL LOSS

     Pursuant to the Tax Act, a Delano shareholder will be required to include in income for the year of disposition one-half of any capital gain (a "taxable capital gain"), and will generally be entitled to deduct one-half of any capital loss (an "allowable capital loss") from taxable capital gains realized in the year by the Delano shareholder or in any subsequent year to the extent and in the circumstances described in the Tax Act. In addition, the portion of any such allowable capital loss, computed in accordance with the rules provided for in the Tax Act, which is not otherwise deducted from taxable capital gains realized in the year or in any subsequent year, may be deducted from taxable capital gains realized in any of the three preceding years to the extent and in the circumstances described in the Tax Act. Any such capital loss may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, that have been received by a Delano shareholder on such shares to the extent and in the manner provided for in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns such shares.

     Capital gains realized by an individual or trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. A Delano shareholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 62/3% on taxable capital gains.

(IX) FOREIGN PROPERTY INFORMATION REPORTING

     In general, a "specified Canadian entity", as defined in the Tax Act, for a taxation year or fiscal period whose total cost amount of "specified foreign property", as defined in the Tax Act, at any time in the year or fiscal period exceeds Cdn. $100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year, in respect of such property. With some exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Exchangeable shares and shares of divine Common Stock will constitute specified foreign property to a holder. Accordingly, holders of Exchangeable Shares and shares of divine Common Stock should consult their own advisors regarding compliance with these rules.

(X) DISSENTING DELANO SHAREHOLDERS

     A Delano shareholder who exercises the right to dissent with respect to the Arrangement described herein is entitled, if the Arrangement becomes effective, to receive the fair value of the Delano Common Shares held by such dissenting Delano shareholder. The dissenting shareholder will be considered to have disposed of the Delano Common Shares for proceeds of disposition equal to the amount received by such shareholder less the amount of any deemed dividend referred to below and any interest awarded by a court and a capital gain (or capital loss) may result (see "Taxation of Capital Gain or Capital Loss" above). As any amount received by a dissenting shareholder will be paid by Delano, the dissenting shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by a court) exceeds the paid-up capital (for purposes of the Tax Act) of such shareholder's Delano Common Shares. In the case of a Delano shareholder that is a corporation, in some circumstances, the amount of any such

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deemed dividend may be treated as proceeds of disposition and not as a dividend.
Any interest awarded to a dissenting shareholder by a court will be included in such shareholder's income for Canadian income tax purposes

(XI) PROPOSED AMENDMENTS RELATING TO FOREIGN INVESTMENT ENTITIES

     On August 2, 2001, the Canadian Minister of Finance released draft legislation to amend the Tax Act to implement a proposal concerning the taxation of holdings in "foreign investment entities". In general terms, the draft legislation would apply to property (other than an "exempt interest") of a Canadian resident that is a share of, or a right to acquire a share of, or a property exchangeable for a share of, a foreign investment entity. A share of divine Common Stock or an Exchangeable Share will generally be an "exempt interest" if throughout the holders' taxation year the shares of divine Common Stock are listed on a "prescribed stock exchange" (which includes NASDAQ) and are "widely held and actively traded" (as defined in the Tax Act), unless it is reasonable to conclude that the Canadian resident had a tax avoidance motive for the acquisition of the share. For this purpose, the Canadian resident will be regarded as having a tax avoidance motive if it is reasonable to conclude that the main reasons for acquiring the share include (i) benefiting from income, profits or gains or increases in value in respect of "investment property" held by the divine group and, (ii) benefiting from the deferral or reduction of tax that would have been payable by the Canadian resident holder if such income, profits or gains had been earned directly by the Canadian resident. The draft legislation sets out a number of factors to be considered in determining the existence of a tax avoidance motive.

     If divine were a foreign investment entity and if the shares of divine Common Stock or Exchangeable Shares did not constitute an exempt interest of a Canadian resident, the Canadian resident would be required to take into account in computing income, on an annual basis, any increase (or decrease) in the value of the shares of divine Common Stock or Exchangeable Shares (as applicable) during each taxation year. Alternatively, in the case of a holder of shares of divine Common Stock, if the Canadian resident so elects and the relevant information is made available, the Canadian resident will be required to take into account in computing income the relevant share in the underlying income of divine, calculated in accordance with Canadian tax rules (whether or not cash distributions were received by the Canadian resident).

     On December 17, 2001, the Canadian Minister of Finance announced that the proposed new rules would generally apply for taxation years beginning after 2002 (rather than 2001, as proposed on August 2, 2001), in order to consider suggested amendments to these rules. When applicable, the proposed new rules (assuming they are enacted in their current form) will require a determination, on an annual basis, as to whether or not divine is a foreign investment entity and whether the shares of divine Common Stock or Exchangeable Shares constitute an exempt interest.

     The proposed new rules will not apply to a Canadian resident whose shares of divine Common Stock or Exchangeable Shares constitute an exempt interest. On the assumption that the shares of divine Common Stock will be listed on NASDAQ and will be "widely held and actively traded" (as defined in the Tax Act), the shares of divine Common Stock or Exchangeable Shares will constitute an exempt interest to a Canadian resident provided the Canadian resident does not have a tax avoidance motive for the acquisition of the share. You should consult your own tax advisor regarding the determination of whether or not you have such a tax avoidance motive.

(XII) ELIGIBILITY FOR INVESTMENT IN CANADA

     Shares of divine Common Stock will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans provided such shares remain listed on NASDAQ (or are listed on another prescribed stock exchange).

     Shares of divine Common Stock will be foreign property under the Tax Act for trusts governed by registered pension plans, registered retirement savings plans, deferred profit sharing plans and for other persons to whom Part XI of the Tax Act is applicable (collectively, "Deferred Income Plans").

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     A Deferred Income Plan is subject to a penalty tax under Part XI of the Tax
Act in respect of the cost amount of excess holdings of foreign property. The penalty tax generally applies where the cost amount to the Deferred Income Plan, at the end of any month, exceeds 30% of the cost amount of all property of the Deferred Income Plan. Where property that was not foreign property becomes or is exchanged for foreign property, the Tax Act provides a 24 month "grace period" before the holding of such property will result in application of the penalty tax to the Deferred Income Plan. The Tax Act extends this treatment to property received in the course of certain reorganizations. Accordingly, the cost of the divine Common Stock acquired by Deferred Income Plans under the Arrangement should not be required to be taken into account in determining the Deferred Income Plan's excess foreign property holdings until the end of the 24th month following the month during which the Effective Time occurs. For the purposes of the foreign property rules, the cost amount to a Deferred Income Plan of a share of divine Common Stock received under the Arrangement will be their fair market value on the Effective Date.

(II) DELANO SHAREHOLDERS NOT RESIDENT IN CANADA

     The following portion of the summary is applicable to holders of Delano Common Shares who, for purposes of the Tax Act and any applicable income tax treaty or convention, have not been and will not be resident or deemed to be resident in Canada at any time while holding Delano Common Shares or shares of divine Common Stock and who do not use or hold and are not deemed to use or hold their Delano Common Shares or shares of divine Common Stock in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a non-resident Delano shareholder that is an insurer carrying on business in Canada and elsewhere.

(I) DISPOSITION OR EXCHANGE OF DELANO COMMON SHARES

     A non-resident Delano shareholder will not be subject to tax under the Tax Act on the exchange of Delano Common Shares for shares of divine Common Stock (including any related divine rights) provided that the Delano Common Shares either do not constitute "taxable Canadian property" or constitute taxable Canadian property that is "treaty-protected property" of the holder for purposes of the Tax Act. Such holder will not be subject to tax under the Tax Act on a sale or other disposition of shares of divine Common Stock provided such shares do not constitute "taxable Canadian property" or constitute taxable Canadian property that is "treaty-protected property" of the holder for purposes of the Tax Act.

     Generally, Delano Common Shares will not be taxable Canadian property to a non-resident holder at a particular time provided that the Delano Common Shares are not deemed to be taxable Canadian property to the holder pursuant to the provisions of the Tax Act and further provided that the Delano Common Shares are listed on a prescribed stock exchange (which currently includes the TSE and NASDAQ) at the Effective Time, and the holder, persons with whom such holder does not deal at arm's length, or the holder together with such persons, has not owned (or had under option or an interest in) 25% or more of the issued shares of any class or series of the capital stock of Delano at any time during the five-year period immediately preceding the particular time. Shares of divine Common Stock will not constitute taxable Canadian property unless more than 50% of the fair market value of such shares is derived from real property situate in Canada, Canadian resource properties and timber resource properties (as such terms are defined in the Tax Act). Even if the Delano Common Shares or shares of divine Common Stock are considered to be taxable Canadian property, such shares will be considered treaty-protected property of a holder at any time for purposes of the Tax Act if any income or gain from the disposition of such shares by the holder at that time would be exempt from tax in Canada under the terms of an applicable income tax treaty or convention. DELANO SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE AVAILABILITY OF ANY RELIEF UNDER THE TERMS OF ANY APPLICABLE INCOME TAX TREATY OR CONVENTION IN THEIR PARTICULAR CIRCUMSTANCES.

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(II) DISSENTING SHAREHOLDERS

     For a description of the manner in which dividends will be deemed to have been received and proceeds of disposition will be computed on the exercise of a right to dissent to the Arrangement see "Delano Shareholders Resident in Canada -- Dissenting Delano Shareholders".

     A non-resident Delano shareholder will be subject to Canadian non-resident withholding tax on dividends or interest received or deemed to have been received as a consequence of exercising a right to dissent to the Arrangement at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In addition, the consequences and considerations applicable with respect to the disposition of Delano Common Shares will be as described above (see "Disposition or Exchange of Delano Common Shares").

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following discussion is a general summary of certain of the United States federal income and estate tax consequences generally applicable to a Delano shareholder who participates in the Arrangement and who holds Delano Common Shares as capital assets for purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). The discussion is based on applicable provisions of the Code, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. No statutory, judicial or administrative authority exists which addresses certain of the United States federal income tax consequences of the issuance and ownership of instruments and rights comparable to the Exchangeable Shares and, consequently, as discussed more fully below, certain aspects of the United States federal income tax treatment of the receipt and ownership of Delano Common Stock and the Exchangeable Shares, and of the exchange of Delano Common Shares for shares of divine Common Stock, are not certain under current law.

     The following discussion does not describe all of the possible tax consequences that may be relevant to a Delano shareholder based upon that shareholder's particular circumstances or to shareholders that are potentially subject to special rules, such as financial institutions, insurance companies, tax-exempt entities, partnerships or other entities classified as partnerships for United States federal income tax purposes, Delano shareholders who acquired their Delano Common Shares through the exercise of employee stock options or otherwise in connection with the performance of services, dealers in securities or foreign currencies, persons holding Delano Common Shares as part of a hedge, a straddle, or a constructive sale for tax purposes, persons who own (or have owned during a five year "look back" period), directly, indirectly or by attribution, 10% or more of the voting power of Delano's capital stock, or persons subject to the alternative minimum tax provisions of the Code. The discussion assumes that Delano is not, and has never been, a "collapsible corporation" as defined in Section 341 of the Code or a "controlled foreign corporation" as defined in Section 957 of the Code. The discussion does not address whether any taxes imposed by a taxing jurisdiction will be creditable against United States taxable income or whether any such taxes will be deductible for United States tax purposes.

     No opinion of counsel or advance income tax ruling has been obtained from the United States Internal Revenue Service ("IRS") regarding the United States federal income and estate tax consequences of any of the transactions described herein, and no assurances can be made that the IRS will take the same view of the tax consequences of the Arrangement as summarized below. This discussion is for general information only and does not address aspects of United States taxation other than United States federal income taxation and, in a limited fashion, United States estate taxation, nor does it address state, local or non-United States tax consequences of the Arrangement.

     Accordingly, Delano shareholders are urged to consult their tax advisors with regard both to the application of the United States federal income and estate tax laws to their particular situations and to any consequences arising under the laws of United States federal, state, local and foreign taxing jurisdictions.

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UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

     The following discussion sets forth certain of the United States federal income tax considerations generally applicable to Delano shareholders that are "U.S. Holders" for United States federal income tax purposes. As used herein, the term "U.S. Holder" means a beneficial owner of Delano Common Shares that is, for United States federal income tax purposes:

     o    an individual citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

     o an estate, the income of which is subject to United States federal income tax regardless of its source; or

     o a trust, in general, if (x) it is subject to the primary supervision of a United States court and the control of one or more United States persons or (y) it has made an election to be treated as a United States person.

     The term "U.S. Holder" also includes certain former citizens and residents of the United States. If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.

     The following discussion applies only to U.S. Holders who receive shares of divine Common Stock in exchange for their Delano Common Shares. This discussion does not address U.S. Holders who are residents of Canada for purposes of the Income Tax Act (Canada) and who elect to receive Exchangeable Shares pursuant to the Arrangement. Such U.S. Holders should consult their tax advisors concerning the tax consequences of the transaction.

Exchange of Delano Common Shares for shares of divine Common Stock

     A U.S. Holder who receives shares of divine Common Stock in exchange for Delano Common Shares pursuant to the Arrangement may be justified in taking the position that the shares of divine Common Stock were received in a reorganization within the meaning of Section 368(a)(1)(B) of the Code, and divine intends to take this position. The basis for this position would be that, for United States federal income tax purposes, the Exchangeable Shares in substance represent shares of divine Common Stock, and therefore for United States federal income tax purposes the Arrangement in substance involves an exchange of all of the Delano Common Shares for shares of divine Common Stock. However, no statutory, judicial, or administrative authority directly addresses the United States federal income tax treatment of exchanges involving shares comparable to the Exchangeable Shares. There can be no assurance that the IRS will not challenge the position that the Exchangeable Shares represent, in substance, shares of divine Common Stock and the Arrangement therefore qualifies as a reorganization under section 368(a)(1)(B) of the Code, or that, if that position is challenged, a court will not agree with the IRS.

     If the exchange of Delano Common Shares for shares of divine Common Stock is pursuant to a reorganization within the meaning of Section 368(a)(1)(B) of the Code, then, subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize no gain or loss on the receipt of divine Common Stock, except that a U.S. Holder who receives cash in lieu of fractional shares will recognize capital gain or loss equal to the difference between the amount of cash received and that holder's tax basis in the fractional shares surrendered in the exchange. A U.S. Holder's tax basis in the shares of divine Common Stock received in exchange for the Delano Common Shares will be equal to that holder's tax basis in the original Delano Common Shares less the amount of tax basis, if any, apportioned to fractional shares. A U.S. Holder's holding period for divine Common Stock received in exchange for Delano Common Shares will generally include the holder's holding period for the original Delano Common Shares exchanged pursuant to the Arrangement.

     If an exchange of Delano Common Shares for shares of divine Common Stock pursuant to the Arrangement does not qualify as a reorganization within the meaning of Section 368(a) of the Code and is

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


therefore a taxable event for United States federal income tax purposes, then, subject to the discussion below under "Passive Foreign Investment Company Considerations", a U.S. holder generally will recognize capital gain or loss equal to the difference between (i) the sum of (A) the fair market value (in U.S. dollars) on the date of the exchange of the shares of divine Common Stock received in the exchange and (B) any cash received in lieu of fractional shares; and (ii) such U.S. Holder's basis in the Delano Common Shares that were exchanged. A U.S. Holder's tax basis in the shares of divine Common Stock received will be equal to the fair market value (in U.S. dollars) of those shares of divine Common Stock on the date of the exchange, and the U.S. Holder's holding period in the shares of divine Common Stock received will begin on the day following the Effective Date.

     A U.S. Holder who dissents from the Arrangement generally will recognize capital gain or loss equal to the difference between the amount of cash received and such holder's basis in the Delano Common Shares surrendered in accordance with the dissent procedures applicable to the Arrangement. Interest, if any, awarded by a court will be taxable as ordinary income.

Passive Foreign Investment Company Considerations

     For U.S. federal income tax purposes, Delano generally would be classified as a passive foreign investment company (a "PFIC") under the Code for any taxable year during which either (i) 75% or more of its gross income is passive income (as defined for United States federal income tax purposes) or (ii) on average for such taxable year, 50% or more of its assets (by value) produce or are held for the production of passive income. The application of these rules is complex and may vary in accordance with the particular circumstances of each shareholder. With certain limited exceptions, if Delano was a PFIC (and not a qualified electing fund as described below) at any time during a U.S. Holder's holding period for his, her or its Delano stock, such stock will be treated as stock in a PFIC. Delano has not made a determination as to whether it was a PFIC during any prior period or whether it is a PFIC during the current year. Accordingly, each U.S. Holder, particularly a U.S. Holder whose basis in Delano stock is less than the fair market value of the shares of divine Common Stock to be received in exchange therefore, should consult his, her or its own personal tax advisor regarding the potential application of these rules to the exchange of Delano Common Shares pursuant to the Arrangement. Delano cannot assure Delano shareholders that it has not been or will not become a PFIC.

     If Delano has been a PFIC at any time during a particular U.S. Holder's holding period for his, her or its Delano Common Shares and the U.S. Holder has not made an election to treat Delano as a qualified electing fund (a "QEF") under Section 1295 of the Code (a "QEF Election") for all taxable years included within the U.S. Holder's holding period, then, even if the transactions described in the Arrangement would otherwise constitute a reorganization within the meaning of Section 368(a) of the Code, such U.S. Holder may recognize gain (but not loss) upon the exchange of its Delano Common Shares for shares of divine Common Stock in an amount equal to the excess of (i) the sum of (A) the fair market value of the divine Common Stock received in the exchange and (B) any cash received in lieu of fractional shares over (ii) the U.S. Holder's adjusted tax basis in the Delano Common Shares that were exchanged. However, under proposed Treasury regulations, a U.S. Holder generally would not recognize gain on the exchange of Delano Common Shares for shares of divine Common Stock if (i) the adjusted tax basis of the exchanged Delano Common Shares in the hands of divine is no greater than the adjusted tax basis of the stock in the hands of the U.S. Holder prior to the exchange; (ii) divine's holding period in the Delano Common Shares is at least as long as the U.S. Holder's holding period and
(iii) the aggregate ownership of the U.S. Holder and divine after the exchange is the same or greater than the U.S. Holder's proportionate ownership before the exchange. If any of these requirements is not satisfied, the Arrangement otherwise fails to qualify as a reorganization, or the proposed regulations are not adopted in their present form or are determined for any reason to be inapplicable to the Arrangement, U.S. Holders will generally be treated as if they disposed of their Delano Common Shares in a fully taxable transaction and will be required to recognize gain, if any, on the receipt of the divine shares of Common Stock as described above.

     As noted above, if Delano is a PFIC, and the U.S. Holder has not made a QEF Election that applies for all taxable years included in the U.S. Holder's holding period, such recognized gain will be treated as realized ratably over the period during which such U.S. Holder has held its Delano Common Shares. Gain that is treated as realized in the taxable year of the Arrangement and in each year prior to the year during which Delano first

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


became a PFIC generally will be taxable as ordinary income in the taxable year of the Arrangement. Gain treated as realized in each of the other years during which the U.S. Holder held the Delano Common Shares generally will be subject to U.S. federal income tax at the maximum ordinary income tax rate or rates applicable in the year to which the gain was treated as realized, plus an interest-like charge. The interest-like charge will apply to the tax amount for the period from the year to which the gain is treated as realized through the due date of the U.S. Holder's federal income tax return for the year that includes the date of the Arrangement. If the U.S. Holder made a QEF Election, then the U.S. Holder generally would be taxable currently on such holder's pro rata share of Delano's ordinary earnings and net capital gains for each taxable year of Delano in which Delano were to be classified as a PFIC, even if no dividend distributions were received by such U.S. Holder, unless such U.S. Holder made an election to defer such taxes. Special rules apply if (i) a U.S. Holder made a QEF Election that was not effective as of the first taxable year during which such U.S. Holder's ownership of Delano Common Shares constituted stock in a PFIC or (ii) other elections, including a "mark-to-market" election, have been or will be made by a U.S. Holder.

     Because the application of the PFIC rules is complex and will vary in accordance with the particular circumstances of each shareholder, each U.S. Holder of Delano Common Shares is urged to consult his, her or its own personal tax advisor regarding the potential application of these rules to the exchange of Delano Common Shares pursuant to the Arrangement.

Requirement of Notice Filings.

     A U.S. Holder who receives shares of divine Common Stock pursuant to the Arrangement may be required to file notices with the IRS providing certain information relating to the Arrangement, including the notices required under Sections 367, 368 and 1291 of the Code. In addition, if Delano is a PFIC, U.S. Holders may be required to file an IRS Form 8621. Each U.S. Holder is advised to consult his, her or its tax advisor with respect to such filings and any other applicable tax reporting requirements.

UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following summary is generally applicable to Delano shareholders that are not U.S. Holders ("non-U.S. Holders") who exchange Delano Common Shares for Exchangeable Shares or divine Common Stock pursuant to the Arrangement.

Receipt of Shares of divine Common Stock or Exchangeable Shares.

     A non-U.S. Holder generally will not be subject to United States federal income taxation on gain (if any) recognized on the exchange of Delano Common Shares for Exchangeable Shares or shares of divine Common Stock, unless (i) such gain is attributable to an office or fixed place of business and effectively connected with a trade or business of the non-U.S. Holder in the United States, or, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States, or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

Receipt of Dividends on Exchangeable Shares.

     As discussed above, divine intends to take the position that the Exchangeable Shares should be treated as shares of divine Common Stock. Consequently, divine intends to treat any dividends paid to a non-U.S. Holder with respect to the Exchangeable Shares as being subject to United States withholding tax at a rate of 30%, which rate may be reduced by an applicable income tax treaty in effect between the United States and the non-U.S. Holder's country of residence.

     If the IRS were to successfully take the position that the Exchangeable Shares are shares of Delano rather than shares of divine, dividends received by a non-U.S. Holder with respect to the Exchangeable Shares would not be subject to United States withholding tax.

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Sale of Exchangeable Shares or Shares of divine Common Stock.

     A non-U.S. Holder holding no more than 5% of any publicly-traded class of divine Common Stock during the shorter of the periods described in Section 897(c)(1)(A)(ii) of the Code generally will not be subject to United States federal income tax on gain (if any) recognized on the exchange of Exchangeable Shares for shares of divine Common Stock, or on the sale or exchange of shares of divine Common Stock, unless (i) such gain is attributable to an office or fixed place of business and effectively connected with a trade or business of the non-U.S. Holder in the United States, or, if a tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States, or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are satisfied.

Federal Estate Tax Treatment.

     The status of the Exchangeable Shares for United States federal estate tax purposes is uncertain. There is no direct authority addressing the proper treatment of instruments similar to the Exchangeable Shares for United States federal estate tax purposes. Non-U.S. Holders are urged to discuss the United States federal estate tax consequences relating to the ownership of Exchangeable Shares in the Arrangement with their tax advisors.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Generally, divine and other appropriate persons must report annually to the IRS the amount of dividends paid to or the proceeds received by the recipient from a sale of stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. Pursuant to tax treaties or other agreements, the IRS may make this information available to tax authorities in the recipient's country of residence.

     United States backup withholding tax is imposed on applicable payments to persons who fail to establish that they are entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. This backup withholding tax is imposed at a rate of 30% during 2002 and 2003, with reductions thereafter.

     Under current Treasury regulations, the payment of the proceeds of the disposition of common stock through the United States office of a broker is subject to information reporting and backup withholding unless the holder certifies its non-United States status under penalties of perjury or is able to establish another exemption. Generally, the payment of the proceeds of a sale of stock by a Non-U.S. Holder outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is: a United States person; a "controlled foreign corporation" for United States federal income tax purposes; a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business; or a foreign partnership if at any time during its tax year, (i) one or more of its partners are United States persons, as defined for United States federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership, or (ii) it is engaged in a United States trade or business. Information reporting generally will not apply, however, if the broker has documentary evidence in its files of the holder's Non-U.S. status and certain other conditions are met, or the holder is able to establish another exemption. Neither backup withholding nor information reporting will apply to the payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

     Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

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

                        COMPARISON OF SHAREHOLDER RIGHTS

     In the event that the Arrangement is consummated, holders of Delano Common Shares will have their Delano Common Shares exchanged for shares of divine Common Stock or, in the case of certain Delano shareholders who validly so elect, Exchangeable Shares and certain ancillary rights, or a combination thereof. Those who elect to receive Exchangeable Shares will have the right to exchange such shares for an equivalent number of shares of divine Common Stock.

     divine is incorporated under the Delaware General Corporation Law and, accordingly, is governed by Delaware law and the divine certificate of incorporation and bylaws. Delano is incorporated under the OBCA and, accordingly, is governed by the laws of Ontario and the Delano articles and bylaws.

     While the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of an OBCA corporation, there are certain differences. The following is a summary discussion of the most significant differences in shareholder rights. These differences arise from differences between Delaware law and the OBCA and between the divine certificate of incorporation and bylaws and the Delano articles and bylaws. This summary is not intended to be complete and is qualified in its entirety by reference to Delaware law, Canadian law and the governing corporate instruments of divine and Delano. For a description of the respective rights of the holders of shares of divine Common Stock and Delano Common Shares see, respectively, "divine Capital Stock" and "Delano Share Capital".

REQUIRED VOTE FOR CERTAIN TRANSACTIONS

     Delaware law requires the affirmative vote of a majority of the outstanding stock entitled to vote thereon to authorize any merger, consolidation, dissolution or sale, lease or exchange of all or substantially all of the assets of a corporation, except that, unless required by its certificate of incorporation: (i) no authorizing stockholder vote is required of a corporation surviving a merger if (A) such corporation's certificate of incorporation is not amended in any respect by the merger, (B) each share of stock of such corporation outstanding immediately prior to the effective date of the merger will be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and (C) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered in the merger, or the shares of common stock of the surviving corporation to be issued in the merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued in the merger do not exceed 20% of such corporation's outstanding common stock immediately prior to the effective date of the merger; and (ii) in certain limited circumstances, no authorizing stockholder vote is required of a corporation to authorize a merger with or into a single direct or indirect wholly owned subsidiary of such corporation. Stockholder approval is also not required under Delaware law for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock. Delaware law permits stockholders' rights plans in general and permits the adoption of stockholders' rights plans by a board of directors without stockholder approval.

     Under the OBCA, certain extraordinary corporate actions, such as certain amalgamations (other than with a direct or indirect wholly owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

CUMULATIVE VOTING

     divine's certificate of incorporation does not provide for cumulative voting, and divine stockholders may not cumulate their votes for the election of directors. Under Delaware law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective it must be expressly provided for in the certificate of incorporation. In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder

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may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Without cumulative voting, the holders of a majority of the shares present at an annual meeting would have the power to elect all the directors to be elected at that meeting, and no person could be elected without the support of holders of a majority of the shares.

     Under Ontario law, unless a corporation's articles provide otherwise, there is no cumulative voting for the election of directors. Delano's articles do not provide for cumulative voting.

CALLING A SHAREHOLDER MEETING

     Under Delaware law, special meetings of the stockholders may be called by the board of directors or by any other person as may be authorized to do so by the certificate of incorporation or the bylaws of the corporation. According to the divine bylaws, divine's board of directors, chairman of the board, chief executive officer or president may call a special meeting of the divine stockholders.

     Under the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at the meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the OBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not, within 21 days of receiving such requisition, the shareholders who made the requisition may call the meeting.

     Under the OBCA, a corporation's bylaws may specify the number of shares with voting rights attached thereto which shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders.

     Under Delaware law, a corporation's certificate of incorporation or bylaws may specify the number of shares or the voting power that shall be present, or represented by proxy, in order to constitute a quorum for the transaction of any business at any meeting of the shareholders. However, in no event shall a quorum consist of less than 1/3 of the stockholders entitled to vote at the meeting except that, where a separate vote by a class or series of classes or series is required, a quorum shall consist of no less than one-third (1/3) of the shares of such class or series or classes or series. At all divine stockholder meetings, a majority of the stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, constitutes the quorum requisite for the transaction of business.

AMENDMENT OF CERTIFICATE OF INCORPORATION OR ARTICLES OF INCORPORATION

     Under Delaware law, the certificate of incorporation of a Delaware corporation generally may be amended by approval of the board of directors of the corporation and the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the amendment. Any amendment of a provision of the certificate of incorporation requiring a higher vote, or having certain effects on a class or series of a class of shares, may only be altered, amended or repealed if authorized by such higher vote or by such class or series of a class, respectively.

     divine's certificate of incorporation reserves divine's right to amend, alter, change or repeal any provision contained in the certificate of incorporation, in the manner prescribed by Delaware law, and does not impose any supermajority voting requirements.

     Under the OBCA, any amendment to the articles generally requires approval by special resolution.

AMENDMENT OF BYLAWS

     Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors.

     divine's certificate of incorporation provides that its bylaws may be adopted, amended or repealed by the holders of two-thirds of the shares entitled to vote generally and has conferred the power to adopt, amend or repeal bylaws upon its directors as well. The fact that this power has been conferred upon the directors does not divest or limit the stockholders' power to adopt, amend or repeal the bylaws.

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     The OBCA provides that unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the OBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

DISSENTERS' OR APPRAISAL RIGHTS

     Under Delaware law, holders of shares of any class or series have the right, in certain circumstances, to dissent from a merger or consolidation by demanding payment in cash for their shares equal to the fair value (exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation) of such shares, as determined by a court in an action timely brought by the corporation or the dissenters. Delaware law grants dissenters appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock, regardless of the number of shares being issued. Further, no appraisal rights are available for shares of any class or series that are listed on a national securities exchange or designated as a system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders, unless the agreement of merger or consolidation requires the holders thereof to accept for such shares anything other than:

     (i)   shares of stock of the surviving corporation;

     (ii) shares of stock of another corporation, which shares of stock are either listed on a national securities exchange or designated as a system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 shareholders;

     (iii) cash in lieu of fractional shares of the stock described in (i) or
           (ii) above; or

     (iv) some combination of the above.

     In addition, appraisal rights are not available for any shares of the surviving corporation if the merger did not require the vote of the shareholders of the surviving corporation.

     The OBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include:

     (i) any amalgamation with another corporation (other than with certain affiliated corporations);

     (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

     (iii) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

     (iv)  a continuance under the laws of another jurisdiction;

     (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

     (vi) a court order permitting a shareholder to dissent in connection with an application to the Court for an order approving an Arrangement proposed by the corporation; or

     (vii) certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

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OPPRESSION REMEDY

     Delaware law does not provide for such a remedy.

     The OBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the Court is satisfied upon application by a complainant (as defined below) that:

     (i) any act or omission of the corporation or an affiliate effects or threatens to effect a result;

     (ii) the business or affairs of the corporation or an affiliate are, have been or are then entered to be carried on or conducted in a manner; or

     (iii) the powers of the directors of the corporation or an affiliate are, have been or are then entered to be exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer.

     A complainant includes:

     (i) a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

     (ii) a present or former officer or director of the corporation or any of its affiliates; and

     (iii) any other person who in the discretion of the Court is a proper person to make such application.

     The oppression remedy provides the Court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the Court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the Court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

SHAREHOLDER DERIVATIVE ACTIONS

     Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, a corporation governed by Delaware law. Delaware law provides that the plaintiff in such action must be or have been a stockholder of the corporation at the time of the transaction of which he or she complains or that his or her stock thereafter devolved upon him or her by operation of law. A stockholder may not sue derivatively unless he or she first makes demand on the corporation that it bring suit and such demand has been refused, or unless it is shown that such request for the corporation to bring suit would not likely succeed.

     Under the OBCA, a complainant may apply to the Court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the OBCA, no action may be brought and no intervention in an action may be made unless the Court is satisfied that the complainant has given required notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the Court and (i) the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. Under the OBCA, the Court in a derivative action may make any order it thinks fit. In addition, under the OBCA, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

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DIRECTOR QUALIFICATIONS

     A majority of the directors of a corporation governed by the OBCA generally must be resident Canadians. If a corporation has one or two directors, that director or one of the two directors, as the case may be, shall be a resident Canadian. The OBCA also requires that at least one-third of the directors of a corporation whose securities are publicly traded not be officers or employees of the company or any of its affiliates.

     Delaware law does not have comparable residency and qualification requirements, but a corporation can prescribe qualifications for directors under its certificate of incorporation or bylaws. divine's certificate of incorporation and bylaws do not provide for any such qualifications.

FIDUCIARY DUTIES OF DIRECTORS

     Directors of corporations governed by the OBCA have fiduciary obligations to the corporation. Under the OBCA, directors of an OBCA corporation must act honestly and in good faith with a view to the best interests of the corporation, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director is not liable for breach of this duty of care under the OBCA if he relies in good faith on (i) financial statements of the corporation represented to him by an officer of the corporation or in a written report of the auditor of the corporation fairly to reflect the financial condition of the corporation, or (ii) a report of a lawyer, accountant, engineer, appraiser or other persons whose profession lends credibility to a statement made by him.

     Directors of corporations governed by Delaware law have fiduciary obligations to the corporation and its stockholders. The duty of care requires that the directors act with the diligence of a reasonable person in similar circumstances, to inform themselves, prior to making a business decision, of all material information reasonably available to them, and to perform their duties in a manner that the directors reasonably believe to be in the best interests of the stockholders. The duty of loyalty may be summarized as the duty to act in good faith not out of self-interest. Pursuant to the "business judgment rule", absent an abuse of discretion, the directors of a corporation are presumed to have acted in accordance with their duties of care and loyalty in making a business decision.

NUMBER OF DIRECTORS

     Delaware law permits the board of directors to change the authorized number of directors by amendment to the bylaws or in the manner provided in the bylaws unless the number of directors is fixed in the certificate of incorporation, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation. divine's certificate of incorporation provides that the number of directors shall be determined from time to time by resolution adopted by the affirmative vote of a majority of the directors in office at the time the board adopts the resolution. However, that number shall not be less than three nor more than fifty-nine. An amendment to divine's certificate of incorporation requires the vote or written consent of holders of a majority of the shares entitled to vote.

     Delano's articles of incorporation provide that the number of directors of the corporation shall consist of a minimum of three and a maximum of 15 members until changed by amendment of Delano's articles of incorporation. Such an amendment requires that a special resolution be passed. In the event that the number of directors is less than the maximum authorized by the articles of incorporation, if the articles so provide, the directors may appoint one or more directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

REMOVAL OF DIRECTORS

     Under Delaware law, any director of a corporation that has more than one class of directors may only be removed for cause by the holders of a majority of the shares entitled to vote at an election of directors. divine has three classes of directors who are generally elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified. Any director or the entire board of directors may be removed only for cause by the holders of two-thirds of the shares then entitled to vote

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generally at an election of directors. Furthermore, divine's certificate of incorporation provides that no reduction of the authorized number of directors would have the effect of removing any director prior to the expiration of that director's term in office.

     Under the OBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution passed at an annual or a special meeting remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under divine's certificate of incorporation, if the number of directors is changed, any increase or decrease shall be apportioned among the classes of directors by the board so as to maintain the number of directors in each class as nearly equal as is reasonably possible. Any additional member elected to fill a vacancy in a class resulting from an increase shall serve a term coinciding with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have a term commensurate with the time remaining in the term of that director's predecessor. The board fills each vacancy by the affirmative vote of a majority of the directors in office at the time.

     Under the OBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or minimum number of directors or from a failure to elect the appropriate number of directors required by the articles. Each director appointed holds office until his or her successor is elected at the next meeting of shareholders of the corporation unless his or her office is vacated earlier.

ADVANCE NOTICE PROVISIONS FOR SHAREHOLDER NOMINATIONS AND PROPOSALS

     The divine bylaws allow stockholders to nominate candidates for election to divine's board and to propose other business at any annual or special meeting of stockholders. To do so, the stockholder must deliver timely notice regarding business to be conducted, including nomination of directors, to divine's secretary. That timely notice is as follows:

     o    For an annual meeting, this notice must be brought at least forty-five
          (45), and not more than seventy-five (75), days prior to the one-year anniversary of the date on which divine delivered its previous year's proxy statement (for its annual stockholders meeting) to its stockholders.

     o For a special meeting, this notice must be brought not later than the later of (i) ninety (90) days prior to the date of the special meeting or (ii) ten (10) days after the date on which divine notifies the public of the special meeting.

     Under the OBCA, proposals with respect to the nomination of candidates for election to the board of directors may be made at or before any annual meetings of the corporation.

SHAREHOLDER ACTION BY WRITTEN CONSENT

     Under divine's certificate of incorporation, action by written consent is not permitted. Any action required to be taken or that may be taken at an annual or special meeting of shareholders may be taken only by a meeting.

     Under the OBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents (each, an "indemnitee") against
(i) all reasonable expenses (including attorneys' fees) incurred in defense or settlement of suits threatened or brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the

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


corporation and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. A corporation shall not indemnify a current or former director or officer of the corporation against expenses to the extent that he or she is adjudged to be liable to the corporation unless and only to the extent that the Court in which such action is heard determines such person is reasonably entitled to indemnity. A corporation shall indemnify such persons to the extent they are successful on the merits or otherwise in defense of the action or matter at issue. divine's certificate of incorporation provides for indemnification of directors and officers to the fullest extent authorized by Delaware law.

     Delaware law allows for the advance payment of an officer or director indemnitee's expenses prior to the final disposition of an action, provided that, in the case of a current director or officer, the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

     divine has been advised that in the opinion of the United States Securities and Exchange Commission indemnification of directors, officers and controlling persons is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by divine of expenses incurred or paid by a director, officer or controlling person of divine in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, divine will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

     Neither the OBCA nor Delano's bylaws expressly provide for any similar advance payment procedures.

     Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an "indemnifiable person"), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled under the OBCA to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in
(i) and (ii), above.

DIRECTOR LIABILITY

     Delaware law provides that the certificate of incorporation may include a provision that limits or eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain prescribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the payment of unlawful dividends or expenditure of funds for unlawful stock repurchases, or redemptions or transactions for which such director derived an improper personal benefit. The divine certificate of incorporation contains a provision limiting the liability of its directors to the fullest extent permitted by Delaware law.

     The OBCA does not permit any such limitation of a director's liability.

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ANTI-TAKE-OVER PROVISIONS AND INTERESTED SHAREHOLDERS

     Delaware law prohibits, in certain circumstances, a "business combination" between the corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." An "interested stockholder" is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an Affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three-year period. A "business combination" includes a merger, consolidation, sale or other disposition of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation or the aggregate market value of the consolidated assets or outstanding stock of the corporation and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation. This provision does not apply where: (i) the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the corporation's board of directors prior to the time the interested stockholder acquired such 15% interest; (ii) upon the consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are directors and also officers and by certain employee stock plans); (iii) the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting; (iv) the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on NASDAQ, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested shareholder; (v) the corporation effectively elects not to be governed by this provision; or (vi) in certain other limited circumstances. divine has not taken action to elect not to be governed by this provision.

     The OBCA does not contain a comparable provision with respect to business combinations. However, policies of certain Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission, contains requirements in connection with "related party transactions". A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" is defined in OSC Rule 61-501 and includes directors, senior officers and holders of at least 10% of the voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

     OSC Rule 61-501 requires more detailed disclosure in the proxy material sent to shareholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 also requires that, subject to certain exceptions, an issuer shall not engage in a related party transaction unless minority approval for the related party transaction has been obtained.

ACCESS TO CORPORATE RECORDS

     The OBCA provides that shareholders, their agents and legal representatives may examine certain of the corporation's records during usual business hours and take extracts therefrom free of charge. In addition, any person is entitled to obtain the list of registered shareholders of a "distributing corporation" (i.e. a reporting issuer or public company) upon compliance with certain requirements.

     Under Delaware law, any stockholder of a corporation, their agents or legal representatives may make a written demand to examine the records of that corporation. Such a demand to examine the corporation's records must have a proper purpose, be sworn under oath, and directed to that corporation at its principal place of business or its registered office in Delaware. A proper purpose is one that is reasonably related to that stockholder's interest in the corporation as a stockholder.

                          DISSENTING SHAREHOLDER RIGHTS

     Section 185 of the OBCA provides shareholders with the right to dissent from certain resolutions of a corporation which effect extraordinary corporate transactions or fundamental corporate changes. The Interim

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Order expressly provides registered Delano shareholders with the right to dissent from the Arrangement Resolution pursuant to Section 185 of the OBCA and the Plan of Arrangement. Any Delano shareholder who dissents from the Arrangement Resolution in compliance with the Interim Order and Section 185 of the OBCA and the Plan of Arrangement will be entitled, in the event the Arrangement becomes effective, to be paid by Delano the fair value of the Delano Common Shares held by such dissenting shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted.

     Section 185 provides that a shareholder may only make a claim under that Section with respect to all the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a Delano shareholder may only exercise the right to dissent under Section 185 in respect of Delano Common Shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "non-registered holder") are registered either: (a) in the name of an intermediary that the non-registered holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered registered retirement savings plans (as defined under the Income Tax Act (Canada)), registered retirement income funds (as defined under the Income Tax Act (Canada)), registered education savings plans and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, or CDS) of which the intermediary is a participant. Accordingly, a non-registered holder will not be entitled to exercise the right to dissent under Section 185 directly (unless the shares are re-registered in the non-registered holder's name). A non-registered holder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the non-registered holder deals in respect of the shares and either:

     o instruct the intermediary to exercise the right to dissent on the non-registered holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or

     o instruct the intermediary to re-register the shares in the name of the non-registered holder, in which case the non-registered holder would have to exercise the right to dissent directly.

     A REGISTERED HOLDER OF DELANO COMMON SHARES WHO WISHES TO DISSENT IN RESPECT OF ITS DELANO COMMON SHARES MUST PROVIDE A DISSENT NOTICE TO DELANO TECHNOLOGY CORPORATION C/O COMPUTERSHARE TRUST COMPANY OF CANADA, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE NUMBER (416) 263-9524 OR
(866) 249-7775, PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE LAST BUSINESS DAY PRECEDING THE SPECIAL MEETING (OR ANY ADJOURNMENT THEREOF). IT IS IMPORTANT THAT DELANO REGISTERED SHAREHOLDERS STRICTLY COMPLY WITH THIS REQUIREMENT, AS IT IS DIFFERENT FROM THE STATUTORY DISSENT PROVISIONS OF THE OBCA THAT WOULD OTHERWISE PERMIT A DISSENT NOTICE TO BE PROVIDED AT OR PRIOR TO THE SPECIAL MEETING. THE FILING OF A DISSENT NOTICE DOES NOT DEPRIVE A DELANO REGISTERED SHAREHOLDER OF THE RIGHT TO VOTE AT THE SPECIAL MEETING; HOWEVER, THE OBCA PROVIDES, IN EFFECT, THAT A DELANO REGISTERED SHAREHOLDER WHO HAS SUBMITTED A DISSENT NOTICE AND WHO VOTES IN FAVOUR OF THE ARRANGEMENT RESOLUTION WILL NO LONGER BE CONSIDERED A DISSENTING SHAREHOLDER WITH RESPECT TO THAT CLASS OF SHARES VOTED IN FAVOUR OF THE ARRANGEMENT RESOLUTION. THE OBCA DOES NOT PROVIDE, AND DELANO WILL NOT ASSUME, THAT A VOTE AGAINST THE ARRANGEMENT RESOLUTION OR AN ABSTENTION CONSTITUTES A DISSENT NOTICE BUT A DELANO REGISTERED SHAREHOLDER NEED NOT VOTE HIS OR HER DELANO COMMON SHARES AGAINST THE ARRANGEMENT RESOLUTION IN ORDER TO DISSENT. SIMILARLY, THE REVOCATION OF A PROXY CONFERRING AUTHORITY ON THE PROXY HOLDER TO VOTE IN FAVOUR OF THE ARRANGEMENT RESOLUTION DOES NOT CONSTITUTE A DISSENT NOTICE; HOWEVER, ANY PROXY GRANTED BY A DELANO REGISTERED SHAREHOLDER WHO INTENDS TO DISSENT, OTHER THAN A PROXY THAT INSTRUCTS THE PROXY HOLDER TO VOTE AGAINST THE ARRANGEMENT RESOLUTION, SHOULD BE VALIDLY REVOKED IN ORDER TO PREVENT THE PROXY HOLDER FROM VOTING SUCH DELANO COMMON SHARES IN FAVOUR OF THE ARRANGEMENT RESOLUTION AND THEREBY CAUSE THE DELANO REGISTERED SHAREHOLDER TO FORFEIT HIS OR HER RIGHT TO DISSENT. SEE "THE SPECIAL MEETING OF DELANO SHAREHOLDERS -- VOTING OF PROXIES AT THE SPECIAL MEETING AND REVOCATION OF PROXIES".

     Delano is required, within 10 days after the adoption of the Arrangement Resolution by the Delano shareholders, to notify each dissenting shareholder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Delano shareholder who voted for the Arrangement Resolution or who has withdrawn his or her dissent notice.

     A dissenting shareholder who has not withdrawn his or her dissent notice must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the dissenting shareholder does not receive such notice, within 20 days after he or she learns that the Arrangement Resolution has been adopted, send to Delano a written notice containing his or her name and address, the number of Delano Common Shares in respect of which he or she dissents, and a demand for payment of the fair value of such Delano Common Shares. Within 30 days after sending a demand for payment, the dissenting shareholder must send to Delano the certificates representing the Delano Common Shares in respect of which he or she dissents. A dissenting shareholder who fails to send certificates representing the Delano Common Shares in respect of which he or she dissents forfeits his or her right to dissent. The Delano Transfer Agent will endorse on share certificates received from a dissenting shareholder a notice that the holder is a dissenting shareholder and will forthwith return the share certificates to the dissenting shareholder.

     After sending a demand for payment, a dissenting shareholder ceases to have any rights as a holder of the Delano Common Shares in respect of which the shareholder has dissented other than the right to be paid the fair value of such shares as determined under Section 185, unless:

     o the dissenting shareholder withdraws the demand for payment before Delano makes a written offer to pay;

     o Delano fails to make a timely offer to pay to the dissenting shareholder and the dissenting shareholder withdraws his or her demand for payment;

     o    the directors of Delano revoke the Arrangement Resolution; or

     o in all of which cases the dissenting shareholder's rights as a shareholder are reinstated and such shares shall be subject to the Arrangement if it has been completed.

     In addition, pursuant to the Plan of Arrangement, Delano registered shareholders who duly exercise such right of dissent and who:

     (i) are ultimately determined to be entitled to be paid fair value for their Delano Common Shares shall be deemed to have transferred their Delano Common Shares to Delano immediately prior to the Effective Time, to the extent the fair value therefor is paid by Delano, and such Delano Common Shares shall be cancelled as of the Effective Time; or

     (ii) are ultimately not entitled, for any reason, to be paid fair value for their Delano Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Delano Common Shares and shall receive divine Common Stock in accordance with the Plan of Arrangement.

     Delano is required, not later than seven days after the later of the Effective Date and the date on which Delano received the demand for payment of a dissenting shareholder, to send to each dissenting shareholder who has sent a demand for payment, an offer to pay for his or her Delano Common Shares in an amount considered by the Delano board of directors to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every offer to pay must be on the same terms. Delano must pay for the Delano Common Shares of a dissenting shareholder within 10 days after an offer to pay has been accepted by a dissenting shareholder, but any such offer lapses if Delano does not receive an acceptance thereof within 30 days after the offer to pay has been made.

     If Delano fails to make an offer to pay for a dissenting shareholder's Delano Common Shares, or if a dissenting shareholder fails to accept an offer which has been made, Delano may, within 50 days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Delano Common Shares of dissenting shareholders. If Delano fails to apply to a court, a dissenting shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as a court may allow. A dissenting shareholder is not required to give security for costs in such an application. An application to the Court by Delano must be to the Ontario Superior Court of Justice and an application to the Court by a dissenting shareholder must also be to the Ontario Superior Court of Justice.

     Upon an application to a court, all dissenting shareholders whose Delano Common Shares have not been purchased by Delano will be joined as parties and bound by the decision of the Court, and Delano will be required to notify each affected dissenting shareholder of the date, place and consequences of the application and of his or her right to appear and be heard in person or by counsel. Upon any such application to a court, the Court may determine whether any person is a dissenting shareholder who should be joined as a party, and the Court will then fix a fair value for the Delano Common Shares of all dissenting shareholders. The final order of a court will be rendered against Delano in favour of each dissenting shareholder and for the amount of the fair value of his or her Delano Common Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the Effective Date until the date of payment.

     The foregoing is only a summary of the dissenting shareholder provisions of the OBCA and the Plan of Arrangement, which are technical and complex. It is recommended that any Delano shareholder wishing to avail himself or herself of his or her dissent rights under those provisions seek legal advice as failure to comply strictly with the provisions of the OBCA and the Plan of Arrangement may prejudice the right of dissent. For a general summary of certain income tax implications to a dissenting shareholder, see "Tax Considerations for Delano Shareholders -- Delano Shareholders Resident in Canada -- Dissenting Delano Shareholders".

                                  LEGAL MATTERS

     Certain legal matters in connection with the Arrangement will be passed upon for Delano by Goodmans LLP, Toronto, Ontario, Canada and Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts, United States.

                              INDEPENDENT AUDITORS

     The consolidated financial statements of divine as of December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000, and for the period from May 7, 1999 (inception) through December 31, 1999, included in Annex I to this Circular, have been audited by KPMG LLP, independent public accountants, as stated in their report contained herein.

     The Canadian GAAP consolidated financial statements of Delano as of March 31, 2001 and 2000 and for the years ended March 31, 2001 and 2000 and for the period from May 7, 1998 (inception) to March 31, 1999, and the United States GAAP consolidated financial statements of Delano as of March 31, 2001 and 2000 and for the years ended March 31, 2001 and 2000 and for the period from May 7, 1998 (inception) to March 31, 1998, included in Annex J to this Circular have been audited by KPMG LLP, independent public accountants, as stated in their report contained herein.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     Delano is a corporation incorporated under the laws of Ontario. Most of the directors and officers of Delano, as well as certain experts named herein, are residents of Canada and all or a substantial portion of their assets and a substantial portion of the assets of Delano are located outside the United States. As a result, it may be difficult for holders of Delano Common Shares to effect service within the United States upon such directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the United States federal securities laws. There is some doubt as to the enforceability in Canada against Delano or any of its directors, officers or experts who are not residents of the United States in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

     THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS DOCUMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS DOCUMENT NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS DOCUMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH IN THIS DOCUMENT OR IN DIVINE'S OR DELANO'S AFFAIRS SINCE THE DATE OF THIS DOCUMENT.

                              CERTIFICATE OF DELANO

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents of this Circular and its sending to shareholders has been approved by Delano's board of directors.

     DATED at Toronto, Ontario this 14th day of June, 2002



                                           DELANO TECHNOLOGY CORPORATION


                                           /s/ David L. Lewis


                                           David L. Lewis

                                           Corporate Secretary

                                     ANNEX A

                     COMBINATION AGREEMENT AND AMENDMENT TO
                              COMBINATION AGREEMENT

                              COMBINATION AGREEMENT
                                 BY AND BETWEEN

                                  DIVINE, INC.
                                       AND
                          DELANO TECHNOLOGY CORPORATION




                           Dated as of March 12, 2002

                                TABLE OF CONTENTS

                                                                                PAGE
ARTICLE I DEFINITIONS.......................................................       1

    1.1    Certain Definitions..............................................       1

    1.2    Interpretation...................................................       9

ARTICLE II THE ARRANGEMENT..................................................       9

    2.1    Implementation Steps by Company..................................       9

    2.2    Implementation Steps by Parent...................................      10

    2.3    Interim Order....................................................      10

    2.4    Articles of Arrangement..........................................      10

    2.5    Company Circular.................................................      10

    2.6    Securities Compliance............................................      11

    2.7    Preparation of Filings, etc......................................      12

ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY.......................      13

    3.1    Organization and Qualification; Subsidiaries.....................      14

    3.2    Articles of Incorporation and Bylaws.............................      14

    3.3    Capitalization...................................................      14

    3.4    Authority Relative to This Agreement.............................      15

    3.5    No Conflict; Required Filings and Consents.......................      16

    3.6    Compliance; Permits..............................................      16

    3.7    Reports; Financial Statements....................................      17

    3.8    No Undisclosed Liabilities.......................................      18

    3.9    Absence of Certain Changes or Events.............................      19

    3.10   Absence of Litigation............................................      19

    3.11   Employee Benefit Plans...........................................      20

    3.12   Labor Matters....................................................      22

    3.14   Title to Property................................................      23

    3.15   Taxes............................................................      23

    3.16   Environmental Matters............................................      24

    3.17   Brokers..........................................................      25

    3.18   Intellectual Property............................................      26

    3.19   Agreements, Contracts and Commitments............................      28

    3.20   Insurance........................................................      29

    3.21   Opinion of Financial Advisor.....................................      30

    3.22   Board Approval...................................................      29

    3.23   Vote Required....................................................      30

    3.24   Exchangeable Shares..............................................      30

    3.25   Unlawful Payments and Contributions..............................      30

    3.26   Parent Common Stock..............................................      30

    3.27   Non-Arm's Length Transactions....................................      30

    3.28   No Cultural Business.............................................      30

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT.........................      30

    4.1    Organization and Qualification; Subsidiaries.....................      31

    4.2    Certificate of Incorporation and Bylaws..........................      31

    4.3    Capitalization...................................................      31

    4.4    Authority Relative to this Agreement.............................      32

    4.5    No Conflict; Required Filings and Consents.......................      33

    4.6    Compliance; Permits..............................................      33

    4.7    SEC Filings; Financial Statements................................      34

    4.8    No Undisclosed Liabilities.......................................      34

    4.9    Absence of Certain Changes or Events.............................      35

    4.10   Absence of Litigation............................................      35

    4.11   Parent Intellectual Property.....................................      36

    4.12   Brokers..........................................................      36

    4.13   Board Approval...................................................      36

    4.14   Parent Common Shares.............................................      36

    4.15   Parent Ownership of Company Shares...............................      37

    4.16   Unlawful Payments and Contributions..............................      37

    4.17   Canada Assets and Revenues.......................................      37

ARTICLE V CONDUCT PRIOR TO THE EFFECTIVE TIME...............................      38

    5.1    Conduct of Business by Company...................................      38

    5.2    Conduct of Business by Parent....................................      41

ARTICLE VI ADDITIONAL AGREEMENTS............................................      41

    6.1    Confidentiality; Access to Information...........................      41

    6.2    No Solicitation..................................................      42

    6.3    Public Disclosure................................................      44

    6.4    Reasonable Efforts; Notification.................................      45

    6.5    Indemnification..................................................      47

    6.6    Company Affiliate Agreement......................................      47

    6.7    Regulatory Filings; Reasonable Efforts...........................      48

    6.8    Employee Plans...................................................      48

    6.9    Maintenance of Insurance.........................................      48

    6.10   Sale of Company Services.........................................      48

    6.11   Takeover Statutes................................................      49

    6.12   [Reserved].......................................................      49

    6.13   Stock Options....................................................      49

ARTICLE VII CONDITIONS TO THE COMBINATION...................................      49

    7.1    Conditions to Obligations of Each Party to Effect the Arrangement      49

    7.2    Additional Conditions to Obligations of Company..................      50

    7.3    Additional Conditions to the Obligations of Parent...............      51

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER..............................      52

    8.1    Termination......................................................      52

    8.2    Notice of Termination; Effect of Termination.....................      53

    8.3    Fees and Expenses................................................      54

    8.4    Amendment........................................................      56

    8.5    Extension; Waiver................................................      56

ARTICLE IX GENERAL PROVISIONS...............................................      56

    9.1    Survival of Representations and Warranties.......................      56

    9.2    Notices..........................................................      56

    9.3    Counterparts.....................................................      57

    9.4    Entire Agreement; Third Party Beneficiaries......................      58

    9.5    Severability.....................................................      58

    9.6    Other Remedies; Specific Performance.............................      58

    9.7    Governing Law....................................................      58

    9.8    English/French Language..........................................      58

    9.9    No Personal Liability............................................      59

    9.10   Assignment.......................................................      59

    9.11   WAIVER OF JURY TRIAL.............................................      59

    9.12   Currency.........................................................      59

                                INDEX OF EXHIBITS

    Exhibit A       Form of Shareholder Voting Agreement
    Exhibit B       Form of Company Resolution
    Exhibit C       Form of Plan of Arrangement
    Exhibit D       Form of Exchangeable Share Support Agreement
    Exhibit E       Form of Voting and Exchange Trust Agreement
    Exhibit F       Form of Affiliate Agreement
    Exhibit G       Form of Reseller Agreement

                                INDEX OF EXHIBITS

    Schedule A           Company Schedule
    Schedule B           Parent Schedule
    Schedule 3.11/3.12   Benefits Schedule

                              COMBINATION AGREEMENT

     This COMBINATION AGREEMENT is made and entered into as of March 12, 2002, among divine, inc., a corporation organized and existing under the laws of Delaware ("PARENT") and Delano Technology Corporation, a corporation organized and existing under the laws of Ontario ("COMPANY").

                                    RECITALS

     A. Upon the terms and subject to the conditions of this Agreement (as defined in Section 1.1) and in accordance with the BUSINESS CORPORATIONS ACT (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time (the "OBCA"), Parent and Company intend to enter into a business combination transaction.

     B. The Board of Directors of Company (i) has determined that the Arrangement (as defined in Section 1.1) is fair to, and in the best interests of, Company and its shareholders, (ii) has approved this Agreement, the Arrangement and the other transactions contemplated by this Agreement and (iii) has determined to recommend that the shareholders of Company approve the Arrangement.

     C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of Company are entering into a Shareholder Voting Agreement with Parent in the form of Exhibit A attached hereto (the "SHAREHOLDER VOTING AGREEMENT").

     D. The parties hereto intend that the Arrangement will provide certain Company Shareholders (as defined in Section 1.1) who are residents of Canada for purposes of the ITA (as defined in Section 1.1) and any applicable income tax convention with the opportunity to dispose of their Company Common Shares and receive Exchangeable Shares (as defined in Section 1.1) on a tax-deferred or "roll-over" basis for Canadian income tax purposes.

     E. The parties hereto intend that the Parent Common Shares (as defined in Section 1.1) to be issued pursuant to this Agreement will not be registered under the 1933 Act (as defined in Section 1.1), in reliance on an exemption from the registration requirements of Section 5 of the 1933 Act.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

     1.1. CERTAIN DEFINITIONS. The following terms shall have the following meanings:

     "1933 ACT" means the United States Securities Act of 1933, as amended;

     "1934 ACT" means the United States Securities Exchange Act of 1934, as amended;

     "ACQUISITION PROPOSAL" has the meaning ascribed thereto in Section 6.2(d);

     "AGREEMENT" means this Combination Agreement, made and entered into as of March 12, 2002, between Parent and Company, together with any amendments or supplements hereto;

     "APPROVALS" has the meaning ascribed to it in Section 3.1(a);

     "ARRANGEMENT" means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Company in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made;

     "BENEFITS SCHEDULE" has the meaning ascribed to it in Section 3.11(a);

     "CANADIAN GAAP" has the meaning ascribed to it in Section 3.7(b);

     "CANADIAN SECURITIES REGULATORY AUTHORITIES" means the securities commission or similar regulatory authority in each of the provinces and territories of Canada;

     "CLAIMS" includes claims, demands, actions, suits, causes of action, assessments or reassessments, charges, arbitrations, complaints, grievances, judgements, debts, liabilities, expenses, costs, damages or losses, professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

     "CODE" means the United States Internal Revenue Code of 1986, as amended;

     "COMMERCIAL SOFTWARE" has the meaning ascribed thereto in Section 3.18(j);

     "COMPANY" shall have the meaning ascribed to such term in the introduction to this Agreement;

     "COMPANY ACQUISITION" has the meaning ascribed thereto in Section 8.3(b);

     "COMPANY AFFILIATE" has the meaning ascribed to it in Section 6.6;

     "COMPANY CHARTER DOCUMENTS" has the meaning ascribed to it in Section 3.2;

     "COMPANY CIRCULAR" means the notice of the Company Meeting to be sent to holders of Company Common Shares and the accompanying management information circular in connection with the Company Meeting, as it may be amended;

     "COMPANY COMMON SHARES" means the common shares of Company, no par value;

     "COMPANY CONTRACT" has the meaning ascribed to it in Section 3.19(h);

     "COMPANY DOCUMENTS" has the meaning ascribed to it in Section 3.7(a);

     "COMPANY EMBEDDED PRODUCTS" has the meaning ascribed thereto in
Section 3.18(j);

     "COMPANY FINANCIAL STATEMENTS" has the meaning ascribed to it in
Section 3.7(b);

     "COMPANY MEETING" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and vote upon the Arrangement;

     "COMPANY PROPERTY" has the meaning ascribed to it in Section 3.14;

     "COMPANY PROPRIETARY RIGHTS" has the meaning ascribed thereto in
Section 3.18(a);

     "COMPANY REAL PROPERTY" has the meaning ascribed thereto in Section 3.14;

     "COMPANY RESOLUTION" means the special resolution of the Company Shareholders, to be substantially in the form and content of Exhibit B hereto;

     "COMPANY SCHEDULE" has the meaning ascribed thereto under Article III of this Agreement;

     "COMPANY SHAREHOLDERS" means the holders of Company Common Shares;

     "COMPANY SOFTWARE" has the meaning ascribed thereto in Section 3.18(g);

     "COMPANY SOFTWARE AUTHORS" has the meaning ascribed thereto in
Section 3.18(g);

     "COMPANY STOCK OPTION PLANS" has the meaning ascribed to it in
Section 3.3(a);

     "COMPANY STOCK OPTIONS" has the meaning ascribed to it in Section 3.3(a);

     "CONFIDENTIALITY AGREEMENT" means the agreement pursuant to Section 6.1(a);

     "CONTINUING EMPLOYEES" has the meaning ascribed to it in Section 6.8;

     "CONTRACT" means any written, oral or other agreement, contract, subcontract or other arrangement;

     "COURT" means the ONTARIO SUPERIOR COURT OF JUSTICE;

     "DGCL" means Delaware General Corporation Law, as amended;

     "DIRECTOR" means the Director appointed pursuant to section 278 of the OBCA;

     "DISSENT RIGHTS" means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement;

     "EDGAR" has the meaning ascribed thereto in Section 4.7(a);

     "EFFECTIVE TIME" has the meaning ascribed thereto in the Plan of Arrangement;

     "EMPLOYEE PLAN" means any employment, severance or similar contract or arrangement (whether or not written, but only if not immaterial) or any plan, policy, fund, program or contract or arrangement (whether or not written, funded or unfunded) providing for compensation, bonus, profit-sharing, stock option, or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance or other benefits) that (A) is entered into, maintained, administered, contributed to or required to be contributed to, as the case may be, by Company or any of its Subsidiaries or ERISA Affiliates and (B) with respect to which Company or any of its Subsidiaries has or may have any liability or obligation;

     "EMPLOYEES" means those individuals employed or retained by Company or any of its Subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

     "EMPLOYMENT CONTRACT" means any Contract, whether oral or written, relating to an Employee, including any communication or practice relating to an Employee that imposes any obligation on Company or any of its Subsidiaries;

     "ENCUMBRANCE" means any claim, lien, pledge, charge, security interest, equitable interest, option, right of first refusal or preemptive right, condition or other restriction of any kind, including any restriction on use, voting (in the case of any security), transfer, receipt of income or exercise of any other attribute of ownership;

     "ENVIRONMENTAL COSTS AND LIABILITIES" has the meaning ascribed thereto in
Section 3.16(b);

     "ENVIRONMENTAL LAWS" has the meaning ascribed thereto in Section 3.16(b);

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended;

     "ERISA AFFILIATE" means any trade or business (whether or not incorporated) that is a member of a controlled group or that is under common control with Company within the meaning of Section 414 of the Code;

     "EXCHANGE RATIO" means 1.1870, subject to adjustment as provided under the Plan of Arrangement, if any;

     "EXCHANGEABLE SHARE SUPPORT AGREEMENT" means an agreement to be made between Parent and Company substantially in the form and content of Exhibit D hereto, with such changes thereto as the parties hereto, acting reasonably, may agree;

     "EXCHANGEABLE SHARES" means exchangeable shares in the capital of Company, having substantially the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement;

     "EXPENSE REIMBURSEMENT" has the meaning ascribed thereto in Section 8.3(b);

     "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

     "FORM S-3" has the meaning ascribed thereto in Section 2.6(c);

     "FORM S-4" has the meaning ascribed thereto in Section 2.6(b);

     "FORM S-8" has the meaning ascribed thereto in Section 2.6(d);

     "GOVERNMENTAL ENTITY" has the meaning ascribed thereto in Section 3.5(b);

     "HAZARDOUS MATERIAL" has the meaning ascribed to it in Section 3.16(b);

     "INDEMNIFIED PARTIES" has the meaning ascribed to it in Section 6.5;

     "INSURANCE POLICIES" has the meaning ascribed to it in Section 3.20;

     "INTELLECTUAL PROPERTY" shall mean any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, re-extensions, continuations and continuations-in-part thereof ("PATENTS"); (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, processes, procedures, technical data, manuals, records and customer lists, and all documentation relating to any of the foregoing; (iii) copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) domain names, uniform resource locators ("URLS") and other names and locators associated with the Internet ("DOMAIN NAMES"); (v) industrial designs or similar rights and any registrations and applications therefor; (vi) trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor; (vii) all databases and data collections and all rights therein; (viii) all moral and economic rights of authors and inventors, however denominated, and (ix) any similar or equivalent rights to any of the foregoing (as applicable);

     "INTERIM ORDER" means the interim order of the Court, as the same may be amended in respect of the Arrangement, as contemplated by Section 2.3;

     "INTERNATIONAL PLAN" means any Employee Plan that has been adopted or maintained by Company or its Subsidiaries principally for the benefit of Employees outside the United States;

     "ITA" means the INCOME TAX ACT (Canada), as amended;

     "KNOWLEDGE" with respect to a party hereto shall mean the actual knowledge of any of the executive officers of such party after due inquiry of senior management responsible for the subject matter of the applicable representation or covenant;

     "LAWS" means, as to any applicable Person, applicable laws, statutes, bylaws, rules, regulations, orders, ordinances, protocols, codes, treaties, policies, notices, directions and judicial, arbitral, administrative, ministerial or departmental judgements, awards or other requirements of any Governmental Entity having force of law and binding on such Person or any of its Subsidiaries;

     "LEASED REAL PROPERTY" has the meaning ascribed thereto in Section 3.14;

     "MATERIAL ADVERSE EFFECT" means, with respect to any party or any of its Subsidiaries, any change, event, circumstance or effect that is or would reasonably be expected to be materially adverse to the business, assets (including intangible assets), financial condition, prospects or results of operations or financial performance of such party taken as a whole with its Subsidiaries, other than any such change, event, circumstance, or effect resulting from (i) the announcement of the execution of this Agreement or the consummation of the transactions contemplated hereby, (ii) changes, circumstances or conditions generally affecting the industry in which such party operates and not having a disproportionate effect on such party, (iii) changes in general economic conditions in the United States, Europe, Canada, or other foreign economies where Parent or Company (together with their respective Subsidiaries), as applicable, have operations or sales, not having a disproportionate effect on such party; (iv) any change in or effect on the business of Parent or Company (together with their respective Subsidiaries), as applicable, caused by, relating to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof; (v) changes in the trading price for such party's capital stock; or (vi) any business conditions of such party (including the state of such person's liquidity or capital resources) to the extent set forth on the Company Schedule or the Parent Schedule, as applicable. The parties agree that any change in quarterly revenues, cash flow, or earnings from those mostly recently reported by such person or from those included in any projections disclosed to the other parties hereto by such person not resulting from a change, event, circumstance, or effect that would otherwise render any representation or warranty of such party in the Agreement untrue or inaccurate, or from the breach of any covenant of such party in the Agreement, shall not constitute a Material Adverse Effect hereunder;

     "MATERIAL SUBSIDIARY" means with reference to any entity, any Subsidiary of such entity that, as of the date hereof or as of the Effective Time, would qualify as a "significant subsidiary" within the meaning of Rule 1-02(w) of Regulation S-X promulgated under the 1934 Act;

     "NASDAQ" means the Nasdaq National Market;

     "OBCA" has the meaning ascribed thereto in the recitals to this Agreement;

     "OUT-OF-THE-MONEY OPTIONS" has the meaning ascribed thereto in
Section 6.13(a);

     "PARENT" shall have the meaning ascribed to such term in the introduction to this Agreement;

     "PARENT CHARTER DOCUMENTS" has the meaning ascribed to it in Section 4.2;

     "PARENT COMMON SHARES" means shares of class A common stock, par value $0.001 per share, of Parent (including any attached rights issued pursuant to the Parent Rights Agreement, as defined in Section 4.3 hereof);

     "PARENT CONTRACT" has the meaning ascribed to it in Section 4.18;

     "PARENT OPTION PLANS" has the meaning ascribed thereto in Section 4.3;

     "PARENT PLANS" has the meaning ascribed thereto in Section 6.8;

     "PARENT PROPRIETARY RIGHTS" has the meaning ascribed to it in
Section 4.11(a);

     "PARENT RIGHTS" has the meaning ascribed thereto in Section 4.3;

     "PARENT RIGHTS AGREEMENT" has the meaning ascribed thereto in Section 4.3;

     "PARENT SCHEDULE" has the meaning ascribed to it under Article IV of this Agreement;

     "PARENT SEC REPORTS" has the meaning ascribed thereto in Section 4.7(a);

     "PENSION PLAN" shall mean each Employee Plan that is an "employee pension benefit plan," within the meaning of Section 3(2) of ERISA;

     "PERSON" shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity;

     "PLAN OF ARRANGEMENT" means the plan of arrangement substantially in the form and content of Exhibit C hereto and any amendments or variations thereto made in accordance with Section 8.4 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

     "PREFERENCE SHARES" has the meaning ascribed thereto in Section 3.3(a);

     "PROPRIETARY RIGHTS" has the meaning ascribed thereto in Section 3.18(j);

     "REGISTRATION STATEMENTS" means each of the Form S-3 and Form S-8, and, if used as contemplated herein, the Form S-4.

     "REGULATORY APPROVALS" means those sanctions, rulings, consents, orders, exemptions, waivers, permits, agreements, certificates, authorizations and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, the failure of which to be obtained would cause the consummation of the transactions contemplated hereby to be prohibited;

     "REPLACEMENT OPTION" has the meaning ascribed thereto in the Plan of Arrangement;

     "RESELLER AGREEMENT" has the meaning ascribed thereto in Section 6.10;

     "RETURN(S)" has the meaning ascribed thereto in Section 3.15(b);

     "SECURITIES ACT" means the SECURITIES ACT (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

     "SEC" means the United States Securities and Exchange Commission;

     "SECURITIES LAWS" means the OBCA, the Securities Act and the equivalent legislation in the other provinces of Canada, the 1933 Act, the 1934 Act, all as now enacted or as the same may from time to time be amended, re-enacted or replaced, and the applicable rules, regulations, rulings, orders, forms and written policies made or promulgated under such statutes and the published policies of regulatory authorities administering such statutes, as well as the rules, regulations, by-laws and policies of the TSE and the Nasdaq;

     "SPECIAL SHARES" has the meaning ascribed thereto in Section 3.3(a);

     "SPECIAL VOTING SHARE" means the share of special voting stock of Parent as defined in the Voting and Exchange Trust Agreement;

     "SUBSIDIARY" shall mean, when used with reference to any party, any Person of which such party (either alone or through or together with any other Subsidiary) owns, directly or indirectly, fifty percent (50%) or more of the outstanding capital stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such Person;

     "SUPERIOR PROPOSAL" has the meaning ascribed thereto in Section 6.2(d);

     "TAX(ES)" has the meaning ascribed thereto in Section 3.15(a);

     "TERMINATION DATE" has the meaning ascribed thereto in Section 8.1(b);

     "TERMINATION FEE" has the meaning ascribed thereto in Section 8.3(b);

     "TRADE UNION" means an organization of employees formed for the purposes that include the regulation of relations between employees and employers and includes a provincial, national or international trade union, a certified council of trade unions, a designated or certified employee bargaining agency, and any organization that has been declared a trade union pursuant to applicable provincial labor regulations legislation;

     "TRANSACTION EXPENSES" has the meaning ascribed thereto in Section 8.3(a);

     "TRIGGERING EVENT" has the meaning ascribed to it in Section 8.1(g);

     "TRUSTEE" means a Canadian trust company to be chosen by Parent and Company to act as trustee under the Voting and Exchange Trust Agreement and any successor trustee appointed under the Voting and Exchange Trust Agreement;

     "TSE" means The Toronto Stock Exchange;

     "US GAAP" has the meaning ascribed to it in Section 3.7(b); and

     "VOTING AND EXCHANGE TRUST AGREEMENT" means an agreement to be made between Parent, Company and the Trustee substantially in the form and content of Exhibit E hereto, with such changes thereto as the parties hereto, acting reasonably, may agree.

     1.2 INTERPRETATION. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Unless otherwise indicated the words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to "the business of" an entity, such reference shall be deemed to include the business of such entity and all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity.

                                   ARTICLE II

                                 THE ARRANGEMENT

     2.1 IMPLEMENTATION STEPS BY COMPANY. Company covenants in favor of Parent that Company shall:

     (a) subject to the terms of this Agreement and the preparation of a substantially complete version of the Company Circular, as soon as reasonably practicable, and in any event no later than sixty (60) days after the date hereof, provided Parent has delivered to Company all information concerning Parent necessary for inclusion in the Company Circular, apply in a manner acceptable to Parent, acting reasonably, under Section 182 of the OBCA for an order approving the Arrangement and for the Interim Order, and thereafter proceed with and diligently seek the Interim Order;

     (b) subject to the terms of this Agreement and in accordance with the Interim Order, convene and hold the Company Meeting on a date no later than one hundred and twenty (120) days after the date hereof for the purpose of considering the Company Resolution;

     (c) except as required for quorum purposes, not adjourn, postpone or cancel (or propose for adjournment, postponement or cancellation) the Company Meeting without Parent's prior written consent, except as required by Laws or the Company Shareholders;

     (d) subject to obtaining such approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order;

     (e) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favor of each party, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the OBCA to give effect to the Arrangement; and

     (f) subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein in its favor, execute and deliver the Exchangeable Share Support Agreement and Voting and Exchange Trust Agreement.

     2.2 IMPLEMENTATION STEPS BY PARENT. Parent covenants in favor of Company that subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein in its favor, Parent shall on or prior to the Effective Date execute and deliver the Exchangeable Share Support Agreement and Voting and Exchange Trust Agreement and issue to the Trustee the Special Voting Share.

     2.3 INTERIM ORDER. The notice of motion for the application referred to in
Section 2.1(a) shall request that the Interim Order provide:

     (a) for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

     (b) that the requisite approval for the Company Resolution shall be 66 2/3% of the votes cast on the Company Resolution by Company Shareholders present in person or by proxy at the Company Meeting (such that each Company Shareholder is entitled to one vote for each Company Common Share held);

     (c) that, in all other respects, the terms, restrictions and conditions of the bylaws and articles of Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

     (d) for the grant of the Dissent Rights; and

     (e) for the notice requirements with respect to the presentation of the application to the Court for a Final Order.

     2.4 ARTICLES OF ARRANGEMENT. The Articles of Arrangement shall implement the Plan of Arrangement.

     2.5 COMPANY CIRCULAR. As promptly as reasonably practicable after the execution and delivery of this Agreement, Company shall complete the Company Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Arrangement, and, as promptly as practicable after the execution and delivery of this Agreement, Company shall, unless otherwise agreed by the parties, cause the Company Circular and other documentation required in connection with the Company Meeting to be sent to each Company

Shareholder and filed as required by the Interim Order and applicable Laws. Subject to the terms of this Agreement and except to the extent that the Board of Directors of Company has changed its recommendation in accordance with the terms of this Agreement, the Company Circular will include (A) the recommendation of the Board of Directors of Company in favor of approval of the Arrangement and (B) unless Company has been informed to the contrary, the representation by Company to the effect that each member of the Board of Directors of Company intends to vote all Company Common Shares held by such individual in favor of the Arrangement. Company shall permit Parent to review and comment on drafts of the Company Circular and other documentation referred to above in the course of its preparation and shall not file or amend such documentation without the prior consent of Parent (which consent will not be unreasonably withheld or delayed).

     2.6  SECURITIES COMPLIANCE.

     (a) The Parent shall use all reasonable efforts to obtain all orders required from the applicable Canadian Securities Regulatory Authorities to permit (i) the issuance and first resale of the Exchangeable Shares and Parent Common Shares issued pursuant to the Arrangement, and (ii) the issuance and first resale of the Parent Common Shares to be issued from time to time upon exchange of the Exchangeable Shares and upon the exercise of Replacement Options in each case without further qualification with or approval of or the filing of any document including any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any Canadian federal, provincial or territorial securities laws or other Laws or pursuant to the rules and regulations of any regulatory authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Parent for purposes of Securities Laws and other customary qualifications for such orders).

     (b) Parent shall use all reasonable efforts to obtain the approval of the Nasdaq for the quotation of the Parent Common Shares to be issued in connection with the transactions contemplated by this Agreement, such quotation to be effective prior to or as of the Effective Time. The parties shall cooperate with each other and shall take all reasonable actions so that the Parent Common Shares to be issued in connection with the Arrangement will be exempt from the registration requirements of Section 5 of the 1933 Act. In the event that an exemption from registration is not available at the Effective Time in connection with the Arrangement, then Parent shall promptly prepare and file a Registration Statement on Form S-4 (or other applicable form) (the "FORM S-4") under the 1933 Act for the purpose of registering under the 1933 Act the offering and issuance of shares of Parent Common Shares pursuant to the Arrangement.

     (c) Parent shall within 30 days after the date hereof file a registration statement on Form S-3 (or other applicable form) (the "FORM S-3"), in order to register under the 1933 Act, the Parent Common Shares to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares, and shall use all reasonable efforts to cause the Form S-3 to become effective at or prior to the Effective Time and to maintain the effectiveness of such registration for the period that such Exchangeable Shares remain outstanding.

     (d) Within 30 days of the Effective Time, Parent shall file a registration statement on Form S-8 (or other applicable forms) (the "FORM S-8"), in order to register under the 1933 Act, the Parent Common Shares to be issued from time to time after the Effective Time upon the exercise of the Replacement Options, and shall use all reasonable efforts to cause the Form S-8 to become effective as promptly as practicable thereafter, assuming that Parent has been provided with copies of all relevant option plans and forms of option agreements, and to maintain the effectiveness of such registration for the period of time that the Replacement Options remain outstanding and may be exercised.

     2.7 PREPARATION OF FILINGS, ETC.

     (a) Company shall use all reasonable efforts to have the Company Circular cleared, if applicable, by any applicable Canadian Securities Regulatory Authority (including by way of exemption) and any other applicable Government Entity. Parent shall use all reasonable efforts to have each of the Registration Statements declared effective by the SEC. Each of Parent and Company shall, immediately upon receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, in the case of the Company, with respect to its Circular or, in the case of Parent, the Form S-3 and the Form S-4 (if used) received from the SEC, the Canadian Securities Regulatory Authorities or any other Governmental Entity. The parties shall cooperate and provide the other with a reasonable opportunity to review and comment on the Company Circular, the Form S-3, and the Form S-4 (if used) or any amendment or supplement to any of the aforementioned filings prior to filing such with the SEC, the Canadian Securities Regulatory Authorities and/or each other applicable Government Entity, and will provide each other with a copy of all such filings made. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-3 and the Form S-4 (if used) has become effective, the issuance of any stop order, the suspension of the qualification of any of the Parent Common Shares or the Exchangeable Shares for offering or sale in any jurisdiction, or any request by the SEC, the Canadian Securities Regulatory Authorities or any other Governmental Entity for amendment of the Company Circular, the Form S-3 or the Form S-4 (if used).

     (b) Each of Parent and Company shall furnish to the other all such information concerning it and its shareholders as may be required (and, in the case of its shareholders, available to it) for the effectuation of the actions described in Sections 2.5 and 2.6 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (or, to its Knowledge, with respect to information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the transactions contemplated by this Agreement will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished. Each of Parent and Company shall cooperate in the preparation of the Company Circular and Company shall cause the same to be distributed to Company Shareholders and/or filed with the relevant securities regulatory authorities and/or stock exchanges, as applicable. Each of Parent and Company shall cooperate in the preparation of each of the Registration Statements and shall cause its counsel and accountants to cooperate with each other's counsel and accountants in the preparation of each of the Registration Statements.

     (c) Parent and Company shall each promptly notify each other if, at any time before the Effective Time, it becomes aware that the Company Circular, an application for an order or any other document described in Section 2.6 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular or such application or other document. In any such event, each of Parent and Company shall cooperate in the preparation of a supplement or amendment to the Company Circular or such application or other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Company Shareholders, and/or filed with the relevant securities regulatory authorities and/or stock exchanges, as applicable.

     (d) Company shall use all reasonable efforts to ensure that the Company Circular and the Form S-4 (if used) comply with all applicable Laws and, without limiting the generality of the foregoing, that the Company Circular and the Form S-4 (if used) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Parent or any third party that is not an affiliate of Company) and Parent shall provide all information regarding it and the Parent Common Shares necessary to do so.

     (e) Parent shall use all reasonable efforts to ensure that the Form S-3, the Form S-4 (if used) and the Form S-8 comply with all applicable Laws and, without limiting the generality of the foregoing, that such documents do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by Company or any third party that is not an affiliate of Parent), and Company shall provide all information regarding it and the Company Common Shares necessary to do so.

                                   ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF COMPANY

     Company represents and warrants to Parent that the statements set forth in this Article III are true and correct, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by Company to Parent dated as of the date hereof (the "COMPANY SCHEDULE"). The Company Schedule shall be arranged in sections and paragraphs corresponding to the lettered and numbered paragraphs contained in this Article III, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article III (provided that the listing of an item in one paragraph of the Company Schedule shall be deemed to be a listing in each paragraph of the Company Schedule and to apply to any other representation and warranty of Company in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other paragraph or representation or warranty).

     3.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES. Each of Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and is qualified and in good standing as a foreign entity in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. Each of Company and its Subsidiaries has all requisite corporate power and authority to own its properties and to carry on its business as it is now being conducted. All of the Subsidiaries of Company are set forth in Section 3.1 of the Company Schedule.

     3.2 ARTICLES OF INCORPORATION AND BYLAWS. Company has previously furnished to Parent a complete and correct copy of its Articles of Incorporation and Bylaws or other organizational documents as amended to date (together, the "COMPANY CHARTER DOCUMENTS") and the equivalent organizational documents of each of its Subsidiaries and other equity holdings. Such Company Charter Documents and equivalent organizational documents of each of its Subsidiaries and other equity holdings and investments are in full force and effect. Company is not in violation of any of the provisions of Company Charter Documents, and no Subsidiary of Company is in violation of its equivalent organizational documents.

     3.3 CAPITALIZATION.

     (a) The authorized capital stock of Company consists of an unlimited number of Company Common Shares, an unlimited number of Class A Special Shares, an unlimited number of Class B Special Shares, an unlimited number of Class C Special Shares (collectively, the "SPECIAL SHARES") and an unlimited number of Preference Shares issuable in series (the "PREFERENCE SHARES"). At the close of business on March 1, 2002, (i) 43,429,694 Company Common Shares were issued and outstanding, all of which are validly issued, fully paid and non-assessable;
(ii) options ("COMPANY STOCK OPTIONS") to purchase 6,689,399 Company Common Shares were issued and outstanding under the Company stock option plan's, as amended, (the "COMPANY STOCK OPTION PLAN") and (iii) warrants to purchase 36,723 Company Common Shares were issued and outstanding. As of the date hereof, no Special Shares or Preference Shares in the capital of the Company were issued or outstanding. Section 3.3(a) of the Company Schedule sets forth the following information with respect to each Company Stock Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of Company Common Shares subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Option expires; (viii) whether the exercisability of such Company Stock Option will be accelerated in any way by the transactions contemplated by this Agreement (assuming the other relevant conditions to such acceleration have been satisfied) and indicates the extent of acceleration and
(ix) any other adjustments to such Company Stock Option resulting from the consummation of the transactions contemplated by this Agreement. Company has made available to Parent accurate and complete copies of all stock option plans pursuant to which Company has granted such Company Stock Options that are currently outstanding and the form of all stock option agreements evidencing such Company Stock Options. Except as set forth in Section 3.3(a) of the Company Schedule, there are no commitments or agreements of any character to which Company is bound obligating

Company to accelerate the vesting of any Company Stock Option as a result of the Arrangement or the transactions contemplated hereby.

     (b) All of the outstanding shares of capital stock or other ownership interests of Company's Subsidiaries that are held directly or indirectly by Company are validly issued, fully paid and non-assessable. Except as set forth in Section 3.3(a) hereof or Section 3.3(a) of the Company Schedule, there are no subscriptions, options, warrants, equity securities, partnership interests, conversion privileges or similar ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which Company or any of its Subsidiaries is a party or by which it is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. There are no outstanding bonds, debentures, or other evidences of indebtedness of Company or any Subsidiary thereof having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of Company Common Shares on any matter. As of the date of this Agreement, except as contemplated by this Agreement, there are no registration rights and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which Company or any of its Subsidiaries is a party or by which they are bound with respect to any equity security of any class of Company or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries.

     3.4 AUTHORITY RELATIVE TO THIS AGREEMENT. Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement, or to consummate the transactions so contemplated; other than (i) with respect to the completion of the Arrangement, the approval of Company Shareholders as described in Article II and (ii) with respect to the Company Circular and other matters relating solely thereto, the approval of the Board of Directors of Company. This Agreement has been duly and validly executed and delivered by Company and, assuming the due authorization, execution and delivery by Parent, constitutes the valid and binding agreement of Company, enforceable against Company in accordance with its terms, except that
(i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the CURRENCY ACT (Canada) precludes a court in Canada from rendering judgement in any currency other than Canadian currency.

     3.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) Except to the extent disclosed in Section 3.5(a) of the Company Schedule, the execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company shall not, (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of Company's Subsidiaries, (ii) subject to obtaining the approval of Company Shareholders as described in Article II and compliance with the requirements set forth in Section 3.5(b) below, conflict with or violate any law, rule, regulation, order, judgement or decree applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair Company's or any of its Subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Company or any of its Subsidiaries pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties are bound or affected, except in the case of clauses (ii) or (iii), to the extent such conflict, violation, breach, default, impairment or other effect would not have, individually or in the aggregate, a Material Adverse Effect on Company, (iv) result in any payment becoming due to any director or officer of Company or any Subsidiary or increase in any benefits otherwise payable under any Employee Plan or (v) result in any material payment becoming due to any other employee of Company or any Subsidiary or materially increase in any benefits otherwise payable under any Employee Plan.

     (b) The execution and delivery of this Agreement by Company does not, and the performance of this Agreement by Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule- or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange, including without limitation, the Nasdaq or the TSE (any of which, a "GOVERNMENTAL ENTITY") to be made or obtained by Company, except (A) pursuant to applicable requirements, if any, of the Securities Laws, U.S. state securities laws, and foreign Governmental Entities, the rules and regulations of the Nasdaq or the TSE, any approvals required by the Interim Order, the Final Order, filings with the Director under the OBCA, and the Regulatory Approvals relating to Company and (B) any consents, approvals, authorizations or permits, filings or notifications, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to prevent Company from consummating the Arrangement or otherwise prevent Company from performing its obligations under this Agreement.

     3.6 (a) COMPLIANCE. Except as set forth in Section 3.6 of the Company Schedule, neither Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (i) any Law, order, judgement or decree applicable to Company or any of its Subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or its or any of their respective properties is bound or affected; except in each case, for any conflicts, defaults or violations that (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect on Company. No investigation or review by any Governmental Entity is pending or, to the Knowledge of Company, threatened against Company or its Subsidiaries, other than, in each such case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

     (b) PERMITS. Company and each of its Subsidiaries hold all licenses, permits, registrations, orders, authorizations, approvals and franchises that are required to permit it to conduct its businesses as presently conducted, except where the failure to hold such licenses, permits, registrations, orders, authorizations, approvals or franchises would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Company. All such licenses, permits, registrations, orders, authorizations, approvals and franchises are now, and will be after the Effective Time, valid and in full force and effect, except where the failure to be valid and in full force and effect of any such license, permit, registration, order, authorization, approval or franchise would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Company. Neither Company nor any of its Subsidiaries has received any notification of any asserted present failure (or past and unremedied failure) by it to have obtained any such license, permit, registration, order, authorization, approval or franchise, except where such failure would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Company.

     3.7 REPORTS; FINANCIAL STATEMENTS.

     (a) Company has furnished or made available to Parent true and complete copies of all forms, reports, schedules, prospectuses, circulars, statements and other documents filed by it with any of the Canadian Securities Regulatory Authorities, Nasdaq, TSE and SEC since March 31, 2001, and, prior to the Effective Time, Company will have furnished or made available to Parent true and complete copies of any additional documents filed with any of the Canadian Securities Regulatory Authorities, Nasdaq, TSE and SEC by Company prior to the Effective Time (such forms, reports, schedules, prospectuses, circulars, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the "COMPANY DOCUMENTS"). Company Documents, at the time filed (and if amended or superseded by a filing prior to the date of this Agreement then on the date of such filing), (i) did not contain any misrepresentation (as defined in the Securities Act), did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the requirements of applicable Securities Laws. Company has not filed any confidential material change report with the Canadian Securities Regulatory Authorities or any other securities authority or regulator or any stock exchange or other self-regulatory authority that as of the date hereof remains confidential. None of Company's Subsidiaries is required to file any reports or other documents with any of the Canadian Securities Regulatory Authorities, Nasdaq, TSE and SEC.

     (b) The annual audited consolidated financial statements and the quarterly unaudited consolidated financial statements of Company, including the notes thereto, included in Company Documents (the "COMPANY FINANCIAL STATEMENTS") complied as to form in all material respects, as of their respective dates, (i) in the case of Company Documents containing financial statements prepared in accordance with Canadian generally accepted accounting principles ("CANADIAN GAAP"), with Canadian GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes as permitted under applicable rules) and with the published rules and regulations of the Canadian Securities Regulatory Authorities and the TSE and (ii) in the case of Company Documents containing financial statements prepared in accordance with United States generally accepted accounting principles ("US GAAP"), with US GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto and except that unaudited statements do not contain footnotes as permitted under applicable rules) and with the published rules and regulations of applicable Governmental Entities. The Company Financial Statements present fairly, in all material respects, in accordance with US GAAP or Canadian GAAP, as applicable, the consolidated financial position, results of operations and cash flows of Company, its Subsidiaries and all entities substantially controlled by Company at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments and the absence of notes thereto) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Company and its Subsidiaries on a consolidated basis. Since March 31, 2001, there has been no material change in Company's accounting policies, except as described in the notes to Company Financial Statements or as required by concurrent changes in generally accepted accounting principles.

     (c) The books and records of Company and its Subsidiaries, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) state in reasonable detail the material transactions and dispositions of the assets of Company and its Subsidiaries and (iii) accurately and fairly reflect the basis for Company Financial Statements. Company has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; and (ii) transactions are recorded as necessary (A) to permit preparation of consolidated financial statements in conformity with US GAAP and Canadian GAAP, as applicable, and (B) to maintain accountability of the assets of Company and its Subsidiaries.

     3.8 NO UNDISCLOSED LIABILITIES. Except to the extent disclosed in Section
3.8 of the Company Schedule, neither Company nor any of its Subsidiaries has any liabilities of any nature (whether absolute, accrued, contingent or otherwise) that are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of Company and its Subsidiaries taken as a whole, except liabilities (i) fully reflected in, reserved against or otherwise described in Company's balance sheet as of December 31, 2001, (or the notes thereto), (ii) liabilities incurred since December 31, 2001, in the ordinary course of business consistent with past practice, (iii) that are obligations to perform under executory contracts in the ordinary course of business (none of which is a liability resulting from a breach of contract or warranty, tort, infringement or legal action), or (iv) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company.

     3.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except to the extent disclosed in
Section 3.9 of the Company Schedule or in any Company Document filed prior to the date hereof, since December 31, 2001, there has not been (i) any Material Adverse Effect on Company, (ii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Company's or any of any Material Subsidiaries' capital stock, or any purchase, redemption or other acquisition by Company of any of Company's capital stock or any other securities of Company or any Material Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements,
(iii) any split, combination or reclassification of any of Company's or any Material Subsidiaries' capital stock, (iv) any granting by Company or any of its Subsidiaries of any increase in compensation or fringe benefits, except for normal increases in the ordinary course of business consistent with past practice, or any payment by Company or any of its Subsidiaries of any bonus, except for bonuses made in the ordinary course of business consistent with past practice, or any granting by Company or any of its Subsidiaries of any increase in severance or termination pay, except for non-material increases made in the ordinary course of business consistent with past practice with respect to non-management employees, or any entry by Company or any of its Subsidiaries into any currently effective employment, severance, termination or indemnification agreement or any agreement the benefits of which are contingent or the terms of which are materially altered upon the occurrence of a transaction involving Company of the nature contemplated hereby, (v) any damage, destruction or loss of assets of Company or any of its Subsidiaries (whether or not covered by insurance) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, (vi) any labor dispute or charge of unfair labor practice (other than routine individual grievances) that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company, any activity or proceeding by a labor union or representative thereof to organize any employee of Company or any of its Subsidiaries or any campaign being conducted to solicit authorization from employees to be represented by such labor union in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Company, (vii) any waiver by Company or any of its Subsidiaries of any rights that would reasonably be expected to have a Material Adverse Effect on Company, (viii) any other action or event that would have required the consent of Parent pursuant to Section 5.1 had such action or event occurred after the date of this Agreement, (ix) any material change by Company in its accounting methods, principles or practices, except as required by concurrent changes in US GAAP or Canadian GAAP, as applicable, or applicable Law, or any disagreement between Company and its independent accountants concerning Company Financial Statements or their conformity with US GAAP or Canadian GAAP, as applicable, or (x) any material revaluation by Company of any of its assets, including, without limitation, writing down the value of capitalized software, inventory or deferred tax assets or writing off notes or accounts receivable or any material sale of assets of Company other than in the ordinary course of business.

     3.10 ABSENCE OF LITIGATION. Except as disclosed in Section 3.10 of the Company Schedule or in Company Documents filed prior to the date hereof (a) there is no claim, action, proceeding or investigation pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company; (b) neither Company nor any of its

Subsidiaries is subject to any outstanding judgement, order, writ, injunction or decree that (i) has or may have the effect of prohibiting or impairing any business practice of Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by Company or any of its Subsidiaries, the conduct of the business by Company or any of its Subsidiaries, or Company's ability to perform its obligations under this Agreement or (ii) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company; and (c) as of the date of this Agreement, neither Company nor any of its Subsidiaries is subject to any outstanding judgement, order, writ, injunction or decree that would reasonably be expected to prevent or adversely affect the ability of the parties hereto to consummate the transactions contemplated by this Agreement.

     3.11 EMPLOYEE BENEFIT PLANS.

     (a) Schedule 3.11/3.12 to this Agreement, a schedule that is separate from and not part of the Company Schedule (the "BENEFITS SCHEDULE") identifies each material Employee Plan (exclusive of all Employee Plans required by statute).

     (b) Except as set specifically forth in Section 3.11 of the Company
Schedule,

          (i) Company has made available to Parent copies of the material Employee Plans (and, if applicable, related funding or trust agreements) and all amendments thereto and written interpretations thereof (together with all related statements of investment policies, legal opinions, consultants' reports, booklets, summaries, and manuals) together with the annual filings or other reports for the past year (including, if applicable, Form 5500 including, if applicable, Schedule B thereto) and, if applicable, the most recent actuarial valuation report prepared in connection with any such Employee Plan. Company has also made available to Parent copies of all audited financial statements and accounting statements and reports, for the past three (3) years in respect of each Employee Plan and copies of all material correspondence with respect to each Employee Plan between the Company or its Subsidiaries (or on their behalf) and any regulatory authority having jurisdiction over any Employee Plan.

          (ii) Neither Company, its Subsidiaries nor any ERISA Affiliate of Company or its Subsidiaries has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in
     Section 4069 or 4212(c) of ERISA. Neither Company or any ERISA Affiliate of Company currently maintains, sponsors, participates in or contributes to, or has in the past 6 years, maintained, sponsored, participated in or contributed to, a Pension Plan that is subject to Title IV of ERISA or
     Section 412 of the Code. There are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting any of the Employee Plans and all Employee Plans that require funding or insurance are fully insured or fully funded.

          (iii) Except as set forth in Section 3.11(b)(iii) of the Company Schedule, each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service. Each Employee Plan has been maintained in material compliance with its terms and in material compliance with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Employee Plan, except that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company. All material employer or employee payments, contributions or premiums required to be remitted, paid to or in respect of each Employee Plan have been paid or remitted in accordance with its terms and all Laws, and no material taxes, penalties or fees are owing under any Employee Plan. Each material Employee Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, and such actions will not, either alone or in the aggregate, have a Material Adverse Effect on Parent, Company or any Subsidiary.

          (iv) Except as set forth in Section 3.11(b)(iv) of the Company Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any employee, independent contractor or director of Company or any Subsidiary under any Employee Plan or otherwise,
     (ii) materially increase any benefits or material obligation pursuant to any Employee Plan, (iii) trigger funding obligations under any Employee Plan or (iv) result in the acceleration of the time of payment or vesting of any benefits for any employee, independent contractor or director of the Company or any Subsidiary. There is no agreement, plan, arrangement or other contract covering any current or former employee, independent contractor or director of the Company or any of its Subsidiaries that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or would reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code. There is no contract, agreement, plan or arrangement to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code. Section 3.11(b)(iv) of the Company Schedule attached hereto sets forth all Employment Contracts, severance agreements, gross-ups and option agreements, if any, true and correct copies of which have been provided to Parent.

          (v) With respect to any Employee Plan, there is no claim or proceeding pending against or involving or, to the Knowledge of Company, threatened with respect to the assets thereof (other than routine claims for benefits).

          (vi) Except as set forth in Section 3.11(b)(vii) of the Company Schedule, neither Company nor any of its Subsidiaries has any material current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of Company or its Subsidiaries, except as required to avoid excise tax under Section 4980B of the Code.

          (vii) At no time has during the past 6 years Company or its Subsidiaries or any ERISA Affiliate of Company or its Subsidiaries contributed to or been requested to contribute to any multiemployer plan, as defined in Section 3(37) of ERISA or under applicable pension standards legislation or any plan described in Section 413(c) of the Code.

          (viii) Each International Plan of Company or its Subsidiaries has been registered (if applicable) and maintained in material compliance with its terms and conditions and in material compliance with the requirements prescribed by any and all Laws that are applicable to such International Plan, except that would not, individually or in the aggregate, be expected to have a Material Adverse Effect on Company. There has been no amendment to, written interpretation of or announcement (whether or not written) by Company or any of its Subsidiaries relating to an International Plan, or change in employee participation or coverage under any International Plan, that would increase materially the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the end of the prior fiscal year. To Company's Knowledge, no step has been taken, no event has occurred, and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any International Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable Laws refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, penalties or levies under applicable Laws.

          (ix) No surplus assets have ever been withdrawn or permitted to be withdrawn by the Company or any of its Subsidiaries from any International Plan, nor have contribution or premium holidays ever been taken under any International Plan by the Company or any of its Subsidiaries. No material changes have occurred in respect to any International Plan since the date of the most recent financial, accounting, actuarial or other report as applicable, issued in connection with any International Plan (all of which reports have been provided to Parent by Company), which would reasonably be expected to adversely affect the relevant report (including rendering it misleading in any material respect).

          (x) None of the International Plans require or permit a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any insured International Plan is reasonable and sufficient to provide for all incurred but unreported claims.

     3.12 LABOR MATTERS.

     (a) None of the employees of Company or any of its Subsidiaries is represented in his or her capacity as an employee of such company by any labor organization; (ii) neither Company nor any of its Subsidiaries has recognized any labor organization nor has any labor organization been elected as the collective bargaining agent of any of their employees, nor has Company or any of its Subsidiaries signed any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any of their employees; and (iii) to the Knowledge of Company, there is no active or current union organization activity involving the employees of Company or any of its Subsidiaries, nor has there ever been union representation involving employees of Company or any of its Subsidiaries.

     (b) Company and each of its Subsidiaries is in compliance with all federal, foreign (as applicable) provincial, and state Laws regarding employment and labor practices, including Laws relating to workers' safety, sexual harassment or discrimination, human rights or labor relations except where the failure to so comply, individually or in the aggregate, would not have a Material Adverse Effect on Company.

     3.13 [Reserved]

     3.14 TITLE TO PROPERTY. Each of Company and its Subsidiaries has good and marketable title to all real property owned by it ("COMPANY REAL PROPERTY"). All leases or other occupancy agreements for the real property leased or otherwise occupied by Company and its Subsidiaries ("LEASED REAL PROPERTY" and, together with Company Real Property, "COMPANY PROPERTY") are valid leasehold interests in the Leased Real Property. Except as set forth in Section 3.14 of the Company Schedule and except for breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries, nor to Company's Knowledge any other party to any such lease or other occupancy agreement, is in breach, violation or default under, and neither Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any such lease or other occupancy agreement to which Company or any of its Subsidiaries is a party or by which it is bound in such a manner as would permit any other party to cancel or terminate any such lease or other occupancy agreement, or would permit any other party to seek damages or other remedies.

     3.15 TAXES.

     (a) DEFINITION OF TAXES. For the purposes of this Agreement, "TAX" and "TAXES" means, with respect to any entity, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes or other withholding obligations, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, excise taxes, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services taxes, customs duties or other governmental charges, duties or imposts of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity or for which such entity is responsible, and any interest, penalties, additional taxes, additions to tax or other amounts imposed with respect to the foregoing and any liability for any such amounts imposed with respect to any other person, including under any agreements or arrangements or any liability for taxes of a predecessor or transferor entity.

     (b) TAX RETURNS AND AUDITS.

          (i) Except as set forth in Section 3.15(b)(i) of the Company Schedule, all material Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any taxing authority by or on behalf of Company or any of its Subsidiaries (collectively, the "RETURNS"), were filed when due (including any applicable extension periods) in accordance with all applicable Laws and were correct and complete in all material respects when filed.

          (ii) Company and each of its Subsidiaries have timely paid (or withheld and remitted to the appropriate taxing authority, as the case may
     be) all material Taxes due and payable by any of them under any applicable Law.

          (iii) The charges, accruals and reserves for Taxes with respect to Company and its Subsidiaries reflected on the Company Financial Statements (whether or not due and whether or not shown on any Return but excluding any provision for deferred income Taxes) are adequate to cover such Taxes, other than any liability for unpaid Taxes that may have accrued since the date of such Company Financial Statements in connection with the normal operation of the business of Company and its Subsidiaries. Company and its Subsidiaries have made adequate provisions in accordance with US GAAP and Canadian GAAP, as applicable, in their books and records for all Taxes accruing in respect of any period ending after the date of such Company Financial Statements.

          (iv) There is no material claim (including under any indemnification or Tax-sharing agreement), audit, action, suit, proceeding, or investigation, to the Knowledge of Company, now pending or threatened in writing against or in respect of any Tax or "TAX ASSET" of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has executed any unexpired waiver of any statute of limitations on or extension of any period for the assessment or collection of any Tax that is still in effect. For purposes of this Section 3.15, the term "TAX ASSET" shall include any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or Tax attribute that would reduce Taxes (past, present or future).

          (v) There are no material liens for Taxes upon the assets of Company or its Subsidiaries except for liens for current Taxes not yet due and payable.

          (vi) To the Knowledge of Company, neither Company nor any of its Subsidiaries is party to or has any obligation under any tax sharing, tax indemnity or tax allocation agreement or arrangement that would result in any material Tax liability for Company or any of its Subsidiaries.

          (vii) As of the date of this Agreement, the "paid-up-capital" for purposes of the ITA of the Company Common Shares is $217,883,000.

     3.16 ENVIRONMENTAL MATTERS.

     (a) Except for such non-compliance as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect on Company, (i) Company and its Subsidiaries and the operations, assets and properties thereof are in compliance with all Environmental Laws; (ii) there are no judicial or administrative actions, suits, proceedings or investigations pending or, to the Knowledge of Company, threatened against Company or any Subsidiary of Company alleging the violation of any Environmental Law and neither Company nor any Subsidiary has received notice from any governmental body or Person alleging any violation or liability of Company or any of its Subsidiaries under any Environmental Laws, in either case that would reasonably be expected to result in a Material Adverse Effect on Company; (iii) to the Knowledge of Company, there are no facts, circumstances or conditions relating to, arising from, associated with or attributable to Company or its Subsidiaries or any real property currently or previously owned, operated or leased by Company or its Subsidiaries that would result in Environmental Costs and Liabilities that would reasonably be expected to result in a Material Adverse Effect on Company; (iv) to the Knowledge of Company, neither Company nor any of its Subsidiaries has ever generated, transported, treated, stored, handled or disposed of any Hazardous Material at any site, location or facility in such manner and quantity that exceeds remediation criteria or standards under Environmental Law or otherwise would require remediation (either by Company or any of its Subsidiaries, or for which Company or any of its Subsidiaries would be liable) under Environmental Law that would create any Environmental Costs and Liabilities that would reasonably be expected to result in a Material Adverse Effect on Company; and (v) to the Knowledge of Company, no such Hazardous Material has been or is currently present on, in, at or under Company Property in a manner (including without limitation, containment by means of any underground or aboveground storage tank) that would create any Environmental Costs and Liabilities that would reasonably be expected to result in a Material Adverse Effect on Company. Except for such non-compliance as would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect, with respect to Company Properties located in Canada, to the Knowledge of the Company, there are no liabilities for Claims for clean-up or related control obligations of Company or any of its Subsidiaries arising out of the presence of Hazardous Materials in excess of criteria specified in the following: for Company Property in Ontario, the Guideline for Use at Contaminated Sites in Ontario.

     (b) For the purpose of this Agreement, the following terms have the following definitions: (X) "ENVIRONMENTAL COSTS AND LIABILITIES" means any losses, liabilities, obligations, damages, fines, penalties, judgements, actions, claims, costs and expenses (including, without limitation, fees, disbursements and expenses of legal counsel, experts, engineers and consultants and the costs of investigation and feasibility studies, remedial or removal actions and cleanup activities) arising from or under any Environmental Law; (Y) "ENVIRONMENTAL LAWS" means any applicable federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation, or other requirement relating to the environment, natural resources, or public or employee health and safety or exposure to any substances, materials or wastes, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Resource Conservation and Recovery Act of 1976, the U.S. Federal Water Pollution Control Act, the U.S. Clean Air Act, the U.S. Hazardous Materials Transportation Act, the Occupational Safety and Health Act (to the extent relating to exposure to Hazardous Materials); and (Z) "HAZARDOUS MATERIAL" means any substance, material or waste regulated by federal, state or local government, including, without limitation, any substance, material or waste that is defined as a "hazardous waste," "hazardous material," "hazardous substance," "toxic waste" or "toxic substance" under any provision of Environmental Law and including but not limited to petroleum and petroleum products.

     3.17 BROKERS. Except pursuant to an engagement letter with Broadview International LLC, a copy of which has been provided to Parent, Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     3.18 COMPANY INTELLECTUAL PROPERTY.

     (a) Company owns, or is licensed, or otherwise possesses legally enforceable rights, to use, sell or license, as applicable, all Proprietary Rights (excluding in each case Commercial Software) used, sold, distributed or licensed in or as a part of the business of Company and its Subsidiaries as currently conducted (the "COMPANY PROPRIETARY RIGHTS"). Company has licenses for all copies of Commercial Software used in its business and Company does not have any obligation to pay fees, royalties and other amounts at any time pursuant to any such license.

     (b) Except for Company Software and Company Embedded Products for which Company has valid non-exclusive licenses that are adequate for the conduct of Company's business, Company is the sole and exclusive owner of Company Proprietary Rights (free and clear of any Encumbrances), and, except for non-exclusive licenses and non-exclusive reseller agreements entered into in the ordinary course of business, has sole and exclusive rights to the use and distribution therefor of the material covered thereby in connection with the services or products in respect of which such Company Proprietary Rights are currently being used, sold, licensed or distributed in the course of or as part of the business of Company and its Subsidiaries as currently conducted. Company is not contractually obligated to pay compensation to any third party with respect to the use or distribution of any Company Proprietary Rights, except pursuant to the contracts set forth in Section 3.18(g) of the Company Schedule.

     (c) To the Knowledge of Company, (A) Company has not infringed on any Intellectual Property rights of any third Persons and (B) none of the Company Proprietary Rights infringes on any Intellectual Property rights of any third Persons.

     (d) No actions, suits, claims, investigations or proceedings with respect to Company Proprietary Rights are pending or, to the Knowledge of Company, threatened by any Person, (A) alleging that the manufacture, sale, license, distribution or use of any Company Proprietary Rights as now manufactured, sold, licensed, distributed or used by Company or any third party infringes on any Intellectual Property rights of any third party, (B) against the use or distribution by Company or any third party of any Company Proprietary Rights or
(C) challenging the ownership by Company or validity of any Company Proprietary Rights.

     (e) Except as disclosed in Section 3.18(e) of the Company Schedule, Company has not entered into any agreement, contract or commitment under which Company is restricted, and Company is not otherwise restricted, from (A) selling, licensing or otherwise distributing any products to any class or type of customers or directly or through any type of channel in any geographic area or during any period of time or (B) combining, incorporating, embedding or bundling or allowing others to combine, incorporate, embed or bundle any of its products with those of another party.

     (f) Company has taken reasonable security measures to safeguard and maintain its rights in all of Company Proprietary Rights. To Company's Knowledge, except as set forth in Section 3.18(f) of the Company Schedule, all copies of the source code to Company Software and Company trade secrets are physically in the control of Company at Company's facilities. All officers, employees and consultants of Company who have access to proprietary information have executed and delivered to Company an agreement regarding the protection of proprietary information, and the assignment to or ownership by Company of all Company Proprietary Rights arising from the services performed for Company by such Persons. To the Knowledge of Company, no current or prior officers, employees or consultants of Company have asserted a claim, and Company is not aware of any grounds to assert a claim to, any ownership interest in any Company Proprietary Right as a result of having been involved in the development of such property while employed by or consulting to Company or otherwise.

     (g) To the Knowledge of Company, all authors of the software included in Company Proprietary Rights (the "COMPANY SOFTWARE") or any other Person who participated in the development of Company Software or any portion thereof or performed any work related to Company Software (such authors and other persons or entities are collectively referred to as the "COMPANY SOFTWARE AUTHORS") made his or her contribution to Company Software within the scope of employment with Company, as a "work made for hire," and was directed by Company to work on Company Software, or as a consultant who assigned all rights to such products to Company. Except as set forth in Section 3.18(g) of the Company Schedule, Company Software and every portion thereof are an original creation of Company Software Authors and do not contain any source code or portions of source code (including any "canned program") created by any persons other than Company Software Authors. Company has not, by any of its acts or omissions, or, to its Knowledge, by acts or omissions of its affiliates, directors, officers, employees, agents or representatives caused any of its proprietary rights in Company Software, including copyrights, trademarks and trade secrets to be transferred, diminished or adversely affected to any material extent.

     (h) There are no defects in Company's software products, and such products shall perform in substantial accordance with related documentation and promotional material supplied by Company, and there are no errors in any documentation, specifications, manuals, user guides, promotional material, internal notes and memos, technical documentation, drawings, flow charts, diagrams, source language statements, demo disks, benchmark test results and other written materials related to, associated with or used or produced in the development of Company's software products except, in either case, where such defects, shortcomings in performance, or errors would not reasonably be expected to have a Material Adverse Effect on Company. Computer software included in Company Proprietary Rights does not contain any "back door," "time bomb," "Trojan horse," "worm," "drop dead device," "virus" (as these terms are commonly used in the computer software industry) or other software routines designed to permit unauthorized access, to disable or erase software or data or to perform any other similar type of functions.

     (i) No government funding or university or college facilities were used in the development of the computer software programs or applications owned by Company.

     For the purpose of this Section 3.18, the following terms have the following definitions: (A) the term "COMMERCIAL SOFTWARE" means packaged commercially available software programs generally available to the public that have been licensed to Company pursuant to end-user licenses that permit the use of such programs without a right to modify, distribute or sublicense the same; (B) the term "COMPANY EMBEDDED PRODUCTS" means software that is incorporated in any existing product or service of Company and (C) the term "PROPRIETARY RIGHTS" means (1) patents, patent applications and inventions,
(2) trademarks, service marks, trade dress, trade names, Internet domain names and Company's corporate name (in its jurisdiction of incorporation) and registrations and applications for registration thereof, (3) copyrights and registrations and applications for registration thereof, (4) mask works and registrations and applications for registration thereof, (5) computer software, data and documentation (in both source code and object code form), (6) trade secrets, know-how and copyrightable works, (7) other confidential and proprietary Intellectual Property rights, (8) copies and tangible embodiments thereof (in whatever form or medium) and (9) all renewals, extensions, revivals and resuscitations thereof.

     3.19 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in Section
3.19 of the Company Schedule or as filed prior to the date hereof as an exhibit to any Company Documents, neither Company nor any of its Subsidiaries is a party to or is bound by:

     (a) any agreement or plan, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (b) any agreement, contract or commitment (i) containing any covenant limiting in any respect the right of Company or any of its Subsidiaries or, upon consummation of the Arrangement, Parent and its Subsidiaries, to engage in any line of business or to compete with any Person or (ii) granting any exclusive distribution rights;

     (c) any agreement, contract or commitment currently in force relating to the disposition or acquisition by Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets (other than the sale or purchase of goods or services in the ordinary course of business) or pursuant to which Company or any of its Subsidiaries has any ownership interest in any corporation, partnership, joint venture or other business enterprise other than Company's Subsidiaries, in each case, with a value exceeding $150,000 of which would subject Company to any liability in excess of $150,000;

     (d) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other material agreements or instruments relating to the borrowing of money or extension of credit in excess of $150,000, except for trade payables incurred in the ordinary course of business;

     (e) any other agreement, contract or commitment that has a commitment of $150,000 or more individually by Company or its Subsidiaries (other than with respect to the sale or purchase of goods or services in the ordinary course of business) or extends beyond ninety (90) days and cannot be terminated without penalty upon notice of thirty (30) days or less;

     (f) any contract relating to the borrowing of money, the guaranty of another Person's borrowing of money, or the creation of an encumbrance or lien on the assets of Company or any of its Subsidiaries and with outstanding obligations in excess of $150,000; or

     (g) any agreement of indemnification or guaranty by Company or any of its Subsidiaries not entered into in the ordinary course of business other than indemnification agreements between Company or any of its Subsidiaries and any of its officers or directors in standard forms as filed by Company with the SEC.

     Except for breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries, nor to Company's Knowledge any other party to a Company Contract (as defined below), is in breach, violation or default under, and neither Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the material terms or conditions of any of the agreements, contracts or commitments to which Company or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Company Schedule (any such agreement, contract or commitment, a "COMPANY CONTRACT") in such a manner as would permit any other party to cancel or terminate any such Company Contract, or would permit any other party to seek material damages or other remedies (for any or all of such breaches, violations or defaults, in the aggregate). Company has made available to Parent true and correct copies (including all amendments) of each Company Contract.

     3.20 INSURANCE. Company maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Company and its Subsidiaries (collectively, the "INSURANCE POLICIES") that are of the type and in amounts reasonably appropriate to conduct its business. To Company's Knowledge, there is no claim by Company or any of its Subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. Company has not received any notice of cancellation or intent to cancel or increase or intent to increase premiums with respect to such insurance policies nor, to the Knowledge of Company, is there any basis for any such action.

     3.21 OPINION OF FINANCIAL ADVISOR. The Board of Directors of Company has been advised in writing by Company's financial advisor, Broadview International LLC, that in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the Company Shareholders, and Company has delivered to Parent a copy of such opinion.

     3.22 BOARD APPROVAL. The Board of Directors of Company has, as of the date of this Agreement, unanimously (i) approved this Agreement and the transactions contemplated hereby, (ii) determined that the transactions contemplated by this Agreement are in the best interests of Company and the Company Shareholders and are on terms that are fair to such shareholders and (iii) determined to unanimously recommend that the Company Shareholders vote in favor of the Arrangement. Each member of the Board of Directors of Company has advised Company that such individual intends to vote all Company Common Shares held by such individual in favor of the Arrangement.

     3.23 VOTE REQUIRED. Subject to any requirement of the Interim Order, the affirmative vote of holders of the outstanding Company Common Shares is the only vote of the holders of any class or series of Company's capital stock or other securities necessary to approve this Agreement and the transactions contemplated hereby.

     3.24 EXCHANGEABLE SHARES. The Exchangeable Shares to be issued at the Effective Time in connection with the Arrangement will be duly and validly issued by Company as fully paid and non-assessable.

     3.25 UNLAWFUL PAYMENTS AND CONTRIBUTIONS. To the Knowledge of Company, neither Company, any Subsidiary of Company nor any of their respective directors, officers, employees or agents has, with respect to the businesses of Company or its Subsidiaries, (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person or entity.

     3.26 PARENT COMMON STOCK. Neither Company nor any of its Subsidiaries is, nor at any time during the last three years has any of such been, an "interested stockholder" of Parent as defined in Section 203 of the DGCL.

     3.27 NON-ARM'S LENGTH TRANSACTIONS. Except as filed prior to the date hereof in any Company Document, there are no contracts, commitments, agreements, arrangements or other transactions between Company or any of its Subsidiaries, on the one hand, and any (i) employee, officer or director of Company or any of its Subsidiaries, (ii) registered or beneficial owner of five percent or more of the voting securities of Company or (iii) affiliate of any such employee, officer, director or beneficial owner, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

     3.28 NO CULTURAL BUSINESS. Neither Company nor any of its affiliates (within the meaning of the OBCA) is engaged in any activities referred to in
Schedule IV of the Regulations Respecting Investment in Canada made under the Investment Canada Act or in section 14.1(5) of such statute.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent represents and warrants to Company that the statements contained in this Article IV are true and correct, subject to such exceptions as are specifically disclosed in writing in the disclosure letter supplied by Parent to Company dated as of the date hereof (the "PARENT SCHEDULE"). The Parent Schedule shall be arranged in sections and paragraphs corresponding to the lettered and numbered paragraphs contained in this Article IV, and the disclosure in any paragraph shall qualify only the corresponding paragraph in this Article IV (provided that the listing of an item in one paragraph of the Parent Schedule shall be deemed to be a listing in each paragraph of the Parent Schedule and to apply to any other representation and warranty of Parent in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other paragraph or representation or warranty).

     4.1 ORGANIZATION AND QUALIFICATION; SUBSIDIARIES.

     (a) Each of Parent and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     (b) Each of Parent and its Subsidiaries is qualified to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the nature of their business requires such qualification and where the failure to so qualify would have a Material Adverse Effect on Parent.

     4.2 CERTIFICATE OF INCORPORATION AND BYLAWS. Parent has previously furnished to Company complete and correct copies of its Certificate of Incorporation and Bylaws as amended to date (together the "PARENT CHARTER DOCUMENTS"). Such Parent Charter Documents and equivalent organizational documents of each of its Material Subsidiaries are in full force and effect. Parent is not in violation of any of the provisions of the Parent Charter Documents, and no Material Subsidiary of Parent is in violation of any of its equivalent organizational documents.

     4.3 CAPITALIZATION. The authorized capital stock of Parent consists of (i) 2,500,000,000 Parent Common Shares, of which 454,365,111 shares were issued and outstanding on February 28, 2002, approximately 60,000,000 of which are validly reserved for issuance in connection with the Merger, (ii) 100,000,000 shares of class C common stock, $0.001 par value per share, of which none were issued and outstanding on the date hereof and (iii) 50,000,000 shares of preferred stock, $0.001 par value per share, 500,000 shares of which have been designated Series A Junior Participating Preferred Stock. No shares of Series A Junior Participating Preferred Stock are issued and outstanding as of the date hereof. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and non-assessable. Parent has no outstanding stock appreciation rights, phantom stock or similar rights, except, as of February 28, 2002, options to purchase an aggregate of approximately 92,000,000 shares of Parent Common Stock were outstanding under Parent's 1999 Stock Incentive Plan, Parent's 2000 Employee Stock Purchase Plan and Parent's 2001 Stock Incentive Plan (the 1999 Stock Incentive Plan, 2000 Stock Incentive Plan and 2001 Stock Incentive Plan, collectively, the "PARENT OPTION PLANS") and under options assumed or converted in connection with Parent's acquisitions of various businesses. As of February 28, 2002, except as set forth in Section 4.3 of the Parent Schedule and other than options and shares issued or outstanding under the Parent Option Plans and the Rights (the "PARENT RIGHTS") under the Rights Agreement, dated as of February 12, 2001, between Parent and Computershare

Investor Services, LLC, as amended (the "PARENT RIGHTS AGREEMENT"), there are no outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character to which the Parent is a party, or by which it may be bound, requiring it to issue, transfer, grant, sell, purchase, redeem or acquire any shares of capital stock or any of its securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of Parent.

     4.4 AUTHORITY RELATIVE TO THIS AGREEMENT.

     (a) Parent has all necessary corporate power and authority to execute and deliver this Agreement, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by Company, constitutes the legal and binding obligation of Parent, enforceable against Parent in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the CURRENCY ACT (Canada) precludes a court in Canada from rendering judgement in any currency other than Canadian currency.

     (b) The execution and delivery of the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent, when executed, and the consummation by Parent of the transactions contemplated thereby, will have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent will be necessary to authorize the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement or to consummate the transactions contemplated thereby. The Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement, when executed and delivered, shall have been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery of the counterparties thereto, constitute legal and binding obligations of Parent, enforceable against Parent in accordance with their respective terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors' rights generally, (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought and (iii) the CURRENCY ACT (Canada) precludes a court in Canada from rendering judgement in any currency other than Canadian currency.

     4.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

     (a) The execution and delivery of this Agreement, and when executed and delivered, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent do not, and the performance of this Agreement, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent shall not, (i) conflict with or violate the Parent Charter Documents,
(ii) subject to compliance with the requirements set forth in Section 4.5(b) below, conflict with or violate any law, rule, regulation, order, judgement or decree applicable to Parent or by which its properties are bound or affected, or
(iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or its properties are bound or affected, except in the case of clauses (ii) or
(iii), to the extent such conflict, violation, breach, default, impairment or other effect would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

     (b) The execution and delivery of this Agreement, and when executed and delivered, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent do not, and the performance of this Agreement, the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement by Parent shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity to be made or obtained by Parent, except (A) pursuant to applicable requirements, if any, of the Securities Laws, including without limitation, exemption orders from the Canadian Securities Regulatory Authorities from the registration and prospectus requirements with respect to the Arrangement and the Exchangeable Share structure, and the requirements of the U.S. state securities laws, the pre-merger notification requirements of foreign Governmental Entities, the rules and regulations of the Nasdaq, any approvals required by the Interim Order, the Final Order, filings with the Director under the OBCA, and the Regulatory Approvals relating to Parent, (B) any approvals or filings required in connection with the creation and issuance of the Special Voting Share or the Parent Common Shares issued upon exchange of the Exchangeable Shares or upon exercise of the Replacement Options and (C) any consents, approvals, authorizations or permits, filings or notifications, which, if not obtained, would not, individually or in the aggregate, reasonably be expected to prevent Parent from consummating the transactions contemplated hereby or otherwise prevent Parent from performing its respective obligations under this Agreement.

     4.6 (a) COMPLIANCE. Parent is not in conflict with, or in default or violation of, (i) any Law (including, without limitation, Environmental Laws), order, judgement or decree applicable to Parent or by which its properties is bound or affected or (ii) any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or its properties is bound or affected; except, in each case, for any conflicts, defaults or violations that individually or in the aggregate, would not, reasonably be expected to have a Material Adverse Effect on Parent. No investigation or review by any Governmental Entity is pending or, to the Knowledge of

Parent, threatened against Parent or its Material Subsidiaries, other than, in each such case, those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

     (b) PERMITS. Parent and each of its Material Subsidiaries hold all licenses, permits, registrations, orders, authorizations, approvals and franchises that are required to permit it to conduct its businesses as presently conducted, except where the failure to hold such licenses, permits, registrations, orders, authorizations, approvals or franchises would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent. All such licenses, permits, registrations, orders, authorizations, approvals and franchises are now, and will be after the Effective Time, valid and in full force and effect, except where the failure to be valid and in full force and effect of any such license, permit, registration, order, authorization, approval or franchise would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Company nor any of its Material Subsidiaries has received any notification of any asserted present failure (or past and unremedied failure) by it to have obtained any such license, permit, registration, order, authorization, approval or franchise, except where such failure would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent.

     4.7 SEC FILINGS; FINANCIAL STATEMENTS.

     (a) Parent has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the 1933 Act and the 1934 Act (collectively, the "PARENT SEC REPORTS") and all of which are available through the SEC's Electronic Data Gathering and Retrieval System ("EDGAR"). None of the Parent SEC Reports at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) failed to comply in all material respects with the requirements of applicable Securities Laws. None of Parent's Subsidiaries is required to file any reports or other documents with the SEC.

     (b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports was prepared in accordance with US GAAP consistently applied, and each fairly presents in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal adjustments that were not or are not expected to be material in amount.

     4.8 NO UNDISCLOSED LIABILITIES. Except as set forth in Section 4.8 of the Parent Schedule, neither Parent nor any of its Subsidiaries has any liabilities of any nature (whether absolute, accrued, contingent or otherwise) that are, individually or in the aggregate, material to the business, results of operations, assets or financial condition of Parent and its Subsidiaries taken as a whole, except liabilities (i) set forth in Parent's balance sheet as of September 30, 2001 (or the notes thereto), (ii) incurred since September 30,

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
2001, in the ordinary course of business consistent with past practice, (iii) that are obligations to perform executory contracts in the ordinary course of business (none of which is a liability resulting from a breach of contract or warranty, tort, infringement or other legal action) or (iv) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

     4.9 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as described in the Parent SEC Reports or as otherwise set forth in Section 4.9 of the Parent Schedule, since September 30, 2001, except with respect to the actions contemplated by this Agreement, there has not been (i) any Material Adverse Effect on Parent (or the occurrence or failure to occur of any event that would reasonably be expected to result in a Material Adverse Effect on Parent); (ii) any damage, destruction or loss of any assets of Parent or any of its Material Subsidiaries (whether or not covered by insurance) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; (iii) any material change by Parent in its accounting methods, principles or practices or any disagreement between Parent and its independent accountants concerning Parent Financial Statements or their conformity with US GAAP; (iv) any revaluation by Parent or any of its Material Subsidiaries of any of its or their assets that would reasonably be expected to result in a Material Adverse Effect on Parent; (v) any labor dispute or charge of unfair labor practice (other than routine individual grievances), which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent, any activity or proceeding by a labor union or representative thereof to organize any employee of Parent or any of its Material Subsidiaries or any campaign being conducted to solicit authorization from employees to be represented by such labor union in each case that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent; (vi) any waiver by Parent or any of its Material Subsidiaries of any rights that would reasonably be expected to result in a Material Adverse Effect on Parent; (vii) any repurchase of any stock of Parent or (viii) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent's capital stock.

     4.10 ABSENCE OF LITIGATION. Except as set forth in Parent's SEC Reports or as otherwise set forth in Section 4.10 of the Parent Schedule, there are no claims, actions, suits or proceedings pending or, to the Knowledge of Parent, threatened (or, to the Knowledge of Parent, any governmental or regulatory investigation pending or threatened) against Parent or any of its Material Subsidiaries or any properties or rights of Parent or any of its Material Subsidiaries, before any court, arbitrator or administrative, Governmental Entity, domestic or foreign, except for claims, actions, suits or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is subject to any outstanding judgement, order, writ, injunction or decree that involves or may involve, or restricts or may restrict or requires or may require, (i) an expenditure of money as a condition to or a necessity for the right or ability of Parent or any of its Subsidiaries, as the case may be, to conduct its business in a manner in which it currently carries on such business, or (ii) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent.

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
     4.11 PARENT INTELLECTUAL PROPERTY.

     (a) Except for such matters as would not reasonably be expected to have a Material Adverse Effect on Parent, Parent or its Subsidiaries owns or is properly licensed to use all Parent Proprietary Rights used or required for the conduct of the business of Parent and its Subsidiaries. "PARENT PROPRIETARY RIGHTS" means (1) patents, patent applications and inventions, (2) trademarks, service marks, trade dress, trade names, Internet domain names and corporate names (in Parent's state of incorporation) and registrations and applications for registration thereof, (3) copyrights and registrations and applications for registration thereof, (4) mask works and registrations and applications for registration thereof, (5) computer software, data and documentation (in both source code and object code form), (6) trade secrets, know-how and copyrightable works and (7) all renewals, extensions, revivals and resuscitations thereof, but does not include Commercial Software.

     (b) Except for such matters as would not reasonably be expected to have a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any other party to any agreement relating to or involving any Parent Proprietary Right is in breach thereof or in default thereunder.

     (c) Except for such matters as would not reasonably be expected to have a Material Adverse Effect on Parent, to the Knowledge of Parent, no third party is infringing, misappropriating, diluting or otherwise violating any Parent Proprietary Right.

     (d) Except for such matters as would not reasonably be expected to have a Material Adverse Effect on Parent or as otherwise set forth in Section 4.11 of the Parent Schedule, neither Parent nor any of its Subsidiaries has received oral or written notification or is a party to any suit, action, complaint, legal or administrative proceeding (1) relating to a claim of infringement, misappropriation, dilution or other violation of any Proprietary Right of any third party, (2) relating to a demand to cease and desist certain conduct, an offer to license, or notice of the existence of any Proprietary Right of any third party or (3) relating to any claim involving the validity, enforceability, or the right of Parent or any of its Subsidiaries to use any Parent Proprietary Right.

     4.12 BROKERS. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders fees or agent's commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

     4.13 BOARD APPROVAL. The Board of Directors of Parent has, as of the date of this Agreement approved this Agreement and the transactions contemplated hereby.

     4.14 PARENT COMMON SHARES. The Parent Common Shares to be issued pursuant to the Arrangement or upon the exchange from time to time of the Exchangeable Shares or upon the exercise from time to time of the Replacement Options will, in all cases, be duly and validly issued by Parent, fully paid and non-assessable and free of preemptive rights, encumbrances, charges and liens on their respective dates of issue.

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
     4.15 PARENT OWNERSHIP OF COMPANY SHARES. Neither Parent nor any of its Subsidiaries is, nor at any time during the last five years has any of Parent or its Subsidiaries been, a registered or beneficial holder of any Company Common Shares.

     4.16 UNLAWFUL PAYMENTS AND CONTRIBUTIONS. To the Knowledge of Parent, neither Parent, any Subsidiary of Parent nor any of their respective directors, officers, employees or agents has, with respect to the businesses of Parent or its Subsidiaries, (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity;
(ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person or entity.

     4.17 CANADA ASSETS AND REVENUES. Based on Parent's audited financial statements for the most recently completed fiscal year, Parent, together with it affiliates (within the meaning of the OBCA) does not have: (i) assets in Canada with an aggregate gross value in excess of Cdn. $290 million; or (ii) revenues from sales in, from or into Canada with an aggregate value in excess of Cdn. $320 million.

     4.18 AGREEMENTS, CONTRACTS AND COMMITMENTS. Except as set forth in Section
4.18 of the Parent Schedule, (a) each material agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied), to which Parent is a party or by which Parent or its assets is or may become bound (a "PARENT CONTRACT"), is in full force and effect; and (b) no condition exists or event has occurred that to the Knowledge of Parent (whether with or without notice or lapse of time or both, or the happening or occurrence of any other event), would constitute a default by Parent or a Subsidiary of Parent or, to the Knowledge of Parent, any other party thereto under, or result in a right in termination of, any Parent Contract, except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Parent.

     4.19 TAX RETURNS AND AUDITS.

     (a) Parent and each of its Subsidiaries has timely filed (after taking into account any extensions to file) all federal, state, local and foreign Returns required by applicable Laws to be filed by Parent and each of its Subsidiaries. All Taxes owed by Parent or any of its Subsidiaries to a taxing authority, or for which Parent or any of its Subsidiaries is liable, whether to a taxing authority or to other Persons or entities, as of the date hereof, have been paid and, as of the Effective Time, will have been paid. All Returns were true and correct in all material respects when filed. Other than any reserve for deferred Taxes established to reflect timing differences between book and Tax treatment, Parent has made accruals for Taxes on the Parent SEC Reports that are adequate to cover any Tax liability of Parent and each of its Subsidiaries determined in accordance with US GAAP through the date of the Parent SEC Reports.

     (b) Parent and each of its Subsidiaries have withheld with respect to its employees, creditors, independent contractors, stockholders or other parties all federal and state income taxes, FICA, FUTA and other Taxes required to be withheld.

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
     (c) There is no Tax deficiency outstanding, assessed, or to Parent's Knowledge, proposed against Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries have executed or requested any waiver of any statute of limitations on or extending the period for the assessment or collection of any federal or material state Tax that is still in effect. There are no liens for Taxes on the assets of Parent or of any of its Subsidiaries other than with respect to current Taxes not yet due and payable.

     (d) To Parent's Knowledge, no federal or state Tax audit or other examination of Parent or any of its Subsidiaries is presently in progress, nor has Parent or any of its Subsidiaries been notified either in writing or orally of any request for such federal or state Tax audit or other examination.

     (e) Neither Parent nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by Parent.

                                    ARTICLE V

                       CONDUCT PRIOR TO THE EFFECTIVE TIME

     5.1 CONDUCT OF BUSINESS BY COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company and each of its Subsidiaries shall, except as set forth in Section 5.1 of the Company Schedule, or except to the extent that Parent shall otherwise consent in writing, carry on its business, in the ordinary course, consistent with past practice and in compliance with applicable Laws, pay or perform its material obligations when due, and use all reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees and others with which it has significant business dealings.

     In addition, except as set forth in Section 5.1 of the Company Schedule, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following:

     (a) Waive any stock repurchase rights or reprice options granted under any employee, consultant, director or other stock plans or authorize cash payments in exchange for any options granted under any of such plans;

     (b) (i) Grant any severance or termination pay to any officer or employee except (A) as required by applicable Law, (B) non-material payments, both individually and in the aggregate, to non-management employees (consistent with past practice) or (C) pursuant to written agreements outstanding, or policies existing, on the date hereof delivered to Parent and set forth on the Company Schedule, or (ii) adopt any new severance plan or (iii) amend or

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
modify or alter in any manner any severance plan, agreement or arrangement existing on the date hereof;

     (c) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

     (d) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Company or its Subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

     (e) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance, delivery and/or sale of Company Common Shares pursuant to the exercise of Company Stock Options outstanding as of the date of this Agreement and (y) the granting of Company Stock Options (and the issuance of Company Common Shares upon exercise thereof), in the ordinary course of business and consistent with past practices, provided that no such grants shall be made to officers or directors of the Company;

     (f) Cause, permit or propose any amendments to Company Charter Documents (or similar governing instruments of any of its Subsidiaries);

     (g) Reorganize, amalgamate or merge Company or any Subsidiary with any other Person (other than pursuant to this Agreement);

     (h) Acquire or agree to acquire by merging, amalgamating, reorganizing or consolidating with, or by purchasing any equity interest in, or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or agree to enter into any joint ventures, strategic partnerships or alliances;

     (i) Sell, lease, license, encumber or otherwise dispose of any properties or assets (other than the sale or purchase of goods or services in the ordinary course of business), except for the sale, lease or disposition (other than through licensing) of property or assets that are not material, individually or in the aggregate, to the business of Company and its Subsidiaries;

     Transfer, license or sell to any person or entity or otherwise extend, amend or modify any rights to the Company Proprietary Rights (including rights to resell or relicense the Company Proprietary Rights) or enter into grants to future patent rights, other than on standard forms of Company or any of its Subsidiaries (or pursuant to written agreements negotiated at arm's length) providing for a non-exclusive license entered into in the ordinary course of business;

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
     (k) Make any material loan, advance or capital contribution to, or investment in, any other Person, or purchase any equity interest in, or any securities of, any Person, other than (i) by Company or any of its Subsidiaries to or in Company or any of its Subsidiaries or (ii) in the ordinary course of business consistent with past practice;

     (l) Incur any material indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in ordinary course of business, consistent with past practice;

     (m) Except as required by Law or the terms of any existing Employee Plan or other agreement, adopt, amend or enter into any employee benefit plan, policy or arrangement, any employee stock purchase or employee stock option plan, or enter into any material Employment Contract or collective agreement, pay any special bonus or special remuneration to any director, officer, employee or consultant, or materially increase the salaries or compensation wage rates (except for wage increases in the ordinary course of business and consist with past practices) or fringe benefits (including rights to severance, termination pay or indemnification) of its directors, officers, employees or consultants or make any loan or provide any other financial assistance to such persons;

     (n) Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) in excess of $200,000 (in any one case) or $500,000 in the aggregate or knowingly waive the benefits of, agree to modify in any manner, terminate, release any person from or knowingly fail to enforce any confidentiality or similar agreement to which Company or any of its Subsidiaries is a party or of which Company or any of its Subsidiaries is a beneficiary;

     (o) Except in the ordinary course of business, consistent with past practices, modify, amend or terminate any material Contract or agreement to which Company or any Subsidiary thereof is a party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

     (p) Except as required by US GAAP, revalue any of its assets or make any change in accounting methods, principles or practices;

     (q) Commence any material litigation other than (i) for the routine collection of bills, (ii) for software piracy or (iii) in such cases where Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the business of Company or any of its Subsidiaries, provided that Company consults with Parent prior to the filing of such a suit and keeps Parent advised of the status and details of such litigation (provided that, notwithstanding the foregoing, Company shall not be required to obtain Parent's consent to any claim, suit or proceeding against Parent, any Subsidiary of Parent, or any of their affiliates, nor shall Company be required to consult with Parent with respect thereto);

     (r) Make any tax election or any tax accounting method change that, individually or in the aggregate, is reasonably likely to adversely affect in any material respect the Tax liability or Tax attributes of Company or any of its Subsidiaries, settle or compromise any material Tax liability, or consent to any extension or waiver of any limitation period with respect to Taxes;

     (s) Release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement to which Company or any of its Subsidiaries is a party or under which Company or any of its Subsidiaries has any rights, and will use all reasonable efforts to enforce or cause to be enforced each such agreement at the request of Parent. Company will also request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with such Person's consideration of a possible Company Acquisition or equity or debt investment in Company to return all confidential information heretofore furnished to such Person by or on behalf of Company or any of its Subsidiaries;

     (t) Purchase or renew any of the Insurance Policies except in compliance with the provisions of Section 6.9 hereof; or

     (u) Agree in writing or otherwise to take any of the actions described in
Section 5.1(a) through (t) above or any action that would cause or would be reasonably likely to cause, any of the conditions to the Agreement set forth in Sections 7.1 or 7.3 not to be satisfied.

     5.2 CONDUCT OF BUSINESS BY PARENT. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, Parent shall not, without the prior written consent of Company (which consent shall not be unreasonably withheld or delayed):

     (a) propose or adopt a plan of complete or partial liquidation or dissolution;

     (b) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any of its capital stock, or

     (c) take, or agree in writing or otherwise to take, any of the actions described in this Section 5.2, or any action that would cause or would be reasonably likely to cause, any of the conditions to the Agreement set forth in Sections 7.1 or 7.2 not to be satisfied.

                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

     6.1 CONFIDENTIALITY; ACCESS TO INFORMATION.

     (a) CONFIDENTIALITY. The parties acknowledge that Company and Parent have previously executed a mutual Confidentiality Agreement, dated as of January 22, 2002 (the "CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement will continue in full force and effect in accordance with its terms.

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
     (b) ACCESS TO INFORMATION. Each of Parent and Company will (and will cause each of its Subsidiaries to) afford the other party and its accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to its properties, books, records, contracts and personnel during the period prior to the Effective Time to obtain all information concerning its business, including the status of product development efforts, properties, results of operations and personnel, as may be reasonably requested for purposes of appropriate and necessary due diligence. No information or Knowledge obtained by any party in any investigation pursuant to this Section
6.1 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Arrangement. Notwithstanding the foregoing, either party may restrict the foregoing access to the extent that any Law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties. The parties will hold any information obtained pursuant to this Section 6.1(b) in confidence in accordance with, and otherwise subject to, the provisions of the Confidentiality Agreement.

     (c) RESTRUCTURING. Company agrees to give due consideration to such restructuring steps, including changes to the transaction structure, as may be reasonably requested by Parent for implementation prior to or as part of the Plan of Arrangement; provided, however, that Parent shall have agreed with Company upon the terms of an indemnity agreement in favor of Company and its Subsidiaries in the event that the Arrangement is not consummated and any transactions effected by such restructuring shall not be covered by Company's representations and warranties or other covenants or otherwise expand Company's liability under this Agreement. Parent agrees to give due consideration to such restructuring steps, including changes to the transaction structure, as may be reasonably requested by Company for implementation prior to or as part of the Plan of Arrangement; provided, however, that Company shall have agreed with Parent upon the terms of an indemnity agreement in favor of Parent and its Subsidiaries in the event that the Arrangement is not consummated and any transactions effected by such restructuring shall not be covered by Parent's representations and warranties or other covenants or otherwise expand Parent's liability under this Agreement.

     (d) CHANGE IN TAX LAW. If, in the opinion of counsel to Company, a change in tax Law is enacted and becomes effective on a date that is on or prior to the Effective Time pursuant to which beneficial owners of Company Common Shares who are Canadian residents and who hold their shares as capital property for purposes of the ITA and any corresponding Ontario legislation may exchange their Company Common Shares for Parent Common Shares on a tax-deferred basis for purposes of the ITA and any corresponding Ontario legislation, then, at the option of Parent, no Exchangeable Shares will be issued and the Plan of Arrangement will be amended accordingly.

     6.2 NO SOLICITATION.

     (a) From the date hereof until the Effective Time or, if earlier, the termination of this Agreement, Company shall not, nor shall it permit or authorize its Subsidiaries, or any of their respective officers, directors or employees, or any investment banker, attorney or other advisor or representative retained by any of them to, directly or indirectly: (i) solicit, initiate, knowingly encourage or otherwise knowingly facilitate any Acquisition Proposal (as defined hereinafter) or any inquiries or proposals relating thereto; (ii) engage in discussions or negotiations with, or disclose any non-public information relating to Company or its Subsidiaries or afford access to the properties, books or records of Company or its Subsidiaries to, any Person (other than Parent or any designees of Parent) concerning or in connection with an Acquisition Proposal; (iii) withhold, withdraw, modify or change, or publicly propose to do so, in a manner adverse to Parent, or fail to make its recommendation to vote in favor of the Arrangement or approve, endorse or recommend an Acquisition Proposal or (iv) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement, arrangement or understanding related to any Acquisition Proposal; provided, however, that in each case, if (A) after the date of this Agreement and prior to the date of any securityholder approval of the Arrangement, an unsolicited, bona fide written Acquisition Proposal is made to Company and is not withdrawn; (B) Company's Board of Directors reasonably believes in good faith, after consultation with Company's financial advisor, that such Acquisition Proposal constitutes (if consummated as proposed) a Superior Proposal (as defined hereafter); (C) Company's Board of Directors reasonably believes in good faith, after consultation with Company's outside legal counsel, as reflected in the minutes of Company's Board of Directors, that the Board is required to engage in such negotiations or discussions, to provide such information, or to withhold, withdraw, amend, modify or change its recommendation to vote in favor of the Arrangement in order to discharge properly the fiduciary duties of the Board of Directors of Company to Company Shareholders; (D) prior to furnishing any such non-public information to any Person, Company receives from such Person an executed confidentiality agreement (including "standstill" provisions) no less favorable to Company than the Confidentiality Agreement; and (E) at the time of or prior to furnishing any such non-public information to such Person, Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously furnished by Company to Parent), then Company and its directors, officers, employees, investment bankers, attorneys and other advisors and representatives may furnish information with respect to Company and its Subsidiaries to such Person, participate with such Person in negotiations regarding such Acquisition Proposal, enter into discussions or negotiations with, such Person, withhold, withdraw, modify or change in a manner adverse to Parent, or fail to make, its recommendation to vote in favor of the Arrangement, or approve, endorse or recommend such Acquisition Proposal.

     (b) Company shall promptly after receipt of any Acquisition Proposal provide Parent with a copy of any written Acquisition Proposal and the identity of the Person making such Acquisition Proposal and a written statement with respect to any non-written Acquisition Proposal received, which statement shall include the identity of the Person making the Acquisition Proposal and a reasonably detailed description of all the material terms thereof. Company shall promptly advise Parent of any material modification or proposed modification thereto. Company shall not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, "standstill" or similar agreement (other than as required pursuant to the terms thereof as in effect on the date hereof) under which Company or any of its Subsidiaries has any rights, or fail to use reasonable best efforts to enforce or cause to be enforced each such agreement at the request of Parent. Company shall use all reasonable efforts to ensure that its Subsidiaries and any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them are aware of the provisions of this Section 6.2, and shall be responsible for any breach of this

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Section 6.2 by its and its Subsidiaries and any of their respective officers, directors or employees or any investment banker, attorney or other advisor or representative retained by any of them.

     (c) Nothing contained in this Agreement shall prohibit Company or Company's Board of Directors from taking and disclosing to Company Shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the 1934 Act or Section 99 under the Securities Act.

     (d) Parent shall be released from any standstill obligation under the Confidentiality Agreement (i) to the extent that Company or any of its Subsidiaries releases any third party from its standstill obligations or (ii) if this Agreement is terminated as a result of a Triggering Event (as hereinafter defined) having occurred, solely to the extent necessary for Parent to make an offer on substantially similar or superior economic terms to any Superior Proposal.

          For purposes of this Agreement, "ACQUISITION PROPOSAL" means any offer or proposal for a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving Company or the acquisition or purchase of 50% or more of any class of equity securities of Company, or any take-over bid or tender offer (including issuer bids and self-tenders) or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of any equity securities of Company, or any transaction involving the sale, lease, license or other disposition (by sale, merger or otherwise) of 50% or more of the book or market value of assets (including, without limitation, securities of any Subsidiary of Company) of Company and its Subsidiaries, taken as a whole:

          As used herein, a "SUPERIOR PROPOSAL" shall mean any Acquisition Proposal that Company's Board of Directors reasonably believes in good faith, after consultation with the Company's financial advisor, (i) is superior from a financial point of view to Company's shareholders to the transactions contemplated by this Agreement and (ii) is reasonably capable of being consummated on a timely basis by the Person making such Acquisition Proposal (including, if applicable, obtaining any necessary financing), taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal.

     6.3 PUBLIC DISCLOSURE. Parent and Company will consult with each other, and to the extent practicable, agree, before issuing any press release or otherwise making any public statement with respect to the Arrangement or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or national automated quotation system, in which case the party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other party before issuing any such press release or make any such public announcement. The parties have agreed to the text of the joint press release announcing the signing of this Agreement.

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
     6.4 REASONABLE EFFORTS; NOTIFICATION.

     (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as reasonably practicable, the Arrangement and the other transactions contemplated by this Agreement.

     (b) Company shall and shall cause its Subsidiaries to perform all obligations required or desirable to be performed by Company or any of its Subsidiaries under this Agreement, cooperate with Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Company shall and where appropriate shall cause its Subsidiaries to:

          (i) use all reasonable efforts to obtain the requisite approvals of Company Shareholders with respect to the Arrangement except to the extent that the Board of Directors of Company has withdrawn, modified or qualified its recommendation to shareholders in accordance with the terms of this Agreement;

          (ii) advise Parent as reasonably requested, as to the aggregate tally of the proxies and votes received in respect of the Company Meeting and all matters to be considered at such meeting;

          (iii) apply for and use all reasonable efforts to obtain all Regulatory Approvals relating to Company or any of its Subsidiaries and, in doing so, to keep Parent informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing Parent with copies of all related applications and notifications, in draft form, in order for Parent to provide its reasonable comments and providing Parent with copies of all material correspondence;

          (iv) use all reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Company or any of its Subsidiaries relating to the Arrangement;

          (v) use all reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Company or a Subsidiary in connection with the Arrangement from other parties to any material loan agreements, leases or other material Contracts;

          (vi) carry out the terms of the Interim Order and the Final Order applicable to it and use all reasonable efforts to comply promptly with all requirements that applicable Laws may impose on Company or its Subsidiaries with respect to the transactions contemplated by this Agreement;

          (vii) provide Parent with a copy of any purported exercise of the Dissent Rights and written communications with such Company Shareholder purportedly exercising the

     Dissent Rights, and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Arrangement; and

          (viii) promptly advise Parent orally and, if then requested, in writing:

                 (A) of any event occurring subsequent to the date of this Agreement (I) that would render any representation or warranty of Company contained in this Agreement untrue or inaccurate in any material respect at the time it was made or (II) that would not reasonably be expected to be cured prior to the Effective Time and would render any representation or warranty of Company contained in this Agreement untrue or inaccurate in any material respect at the Effective Time;

                 (B) of any Material Adverse Effect on Company and

                 (C) of any material breach by Company of any covenant or agreement contained in this Agreement.

     (c) Parent shall perform all obligations required or desirable to be performed by it under this Agreement, to cooperate with Company in connection therewith, and to do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

          (i) to apply for and use its reasonable best efforts to obtain all Regulatory Approvals relating to Parent and, in doing so, to keep Company informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including, but not limited to, providing Company with copies of all related applications and notifications, in draft form, in order for Company to provide its reasonable comments and providing Company with copies of all material correspondence;

          (ii) to use all reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from Parent or its Subsidiaries relating to the Arrangement;

          (iii) to carry out the terms of the Interim Order and Final Order applicable to it and use all reasonable efforts to comply promptly with all requirements that applicable Laws may impose on Parent or its Subsidiaries with respect to the transactions contemplated by this Agreement;

          (iv) to promptly advise Company orally and, if then requested, in writing:

               (A) of any event occurring subsequent to the date of this Agreement (I) that would render any representation or warranty of Parent contained in this Agreement untrue or inaccurate in any material respect at the time it was made or (II) that would not reasonably be expected to be cured prior to the Effective Time and would render any representation or warranty of Parent contained in this Agreement untrue or inaccurate in any material respect at the Effective Time;

               (B) of any Material Adverse Effect on Parent and

               (C) of any material breach by Parent of any covenant or agreement contained in this Agreement;

          (v) Parent agrees to authorize for listing on the Nasdaq Parent Common Shares to be issued at the Effective Time and from time to time upon exchange of the Exchangeable Shares and upon exercise of Replacement Options and

          (vi) Parent shall use reasonable best efforts to maintain the listing of the Parent Common Shares on the Nasdaq and, if Parent receives notice of delisting, Parent shall submit a plan to the Nasdaq to maintain its listing, keep Company generally informed of Parent's efforts and plans with respect to maintaining such listing and provide copies to Company of any correspondence sent to or received from Nasdaq.

     (d) Company and Parent shall promptly notify the other party of any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries that relate to the consummation of the transactions contemplated by this Agreement.

     6.5 INDEMNIFICATION. From and after the Effective Time, Company will fulfill and honor in all respects the obligations of Company pursuant to any indemnification agreements between Company and its directors and officers (the "INDEMNIFIED PARTIES") in effect immediately prior to the Effective Time and set forth in Section 6.5 of the Company Schedule and any indemnification provisions under Company Charter Documents as in effect on the date hereof. The Articles of Incorporation and Bylaws of Company will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors or officers of Company, unless such modification is required by any applicable Law. In compliance with
Section 6.9, Parent will purchase, prior to Closing, a directors' and officers' liability insurance policy for a six (6) year period covering those persons whom are currently covered by Company's directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of Company covering the period prior to the Effective Time; provided, however, that in no event will Parent or Company be required to expend in the aggregate in excess of $1,000,000 for such coverage and, if such amount is not sufficient to purchase such coverage, Parent will purchase the maximum amount of coverage for six (6) years as is available for such amount.

     6.6 COMPANY AFFILIATE AGREEMENT. Set forth in Section 6.6 of the Company
Schedule is a list of those persons who may be deemed to be, in Company's reasonable judgement, affiliates of Company within the meaning of Rule 145 promulgated under the 1933 Act (each, a "COMPANY AFFILIATE"). Company will provide Parent with such information and documents as Parent reasonably requests for purposes of reviewing such list. Company shall use all reasonable efforts to cause each Company Affiliate to enter into an Affiliate Agreement in substantially the form attached hereto as Exhibit F.

     6.7 REGULATORY FILINGS; REASONABLE EFFORTS. As soon as may be reasonably practicable, Company and Parent each shall file merger notification forms required by the merger notification or control laws and regulations of any other applicable jurisdiction, which Parent reasonably determines to be necessary. Company and Parent each shall promptly (a) supply the other with any information that may be required in order to effectuate such filings and (b) supply any additional information that reasonably may be required by the competition or merger control authorities of any jurisdiction. The parties will file all Tax Returns and take all other actions in a manner that is consistent with the treatment of the transaction contemplated by this Agreement as a tax-free reorganization within the meaning of Section 368 of the Code.

     6.8 EMPLOYEE PLANS. For a period of one year from the Effective Time, Parent, in its sole discretion, shall either: (a) continue (or cause Company and its Subsidiaries to continue) to maintain the Employee Plans for the benefit of Employees who continue employment with Parent or one of its Subsidiaries ("CONTINUING EMPLOYEES") on substantially the same terms in the aggregate as in effect immediately prior to the Effective Time, (b) arrange for the Continuing Employees to participate in any similar plans of Parent ("PARENT PLANS") on terms no less favorable than those offered to similarly situated employees of Parent or its Subsidiaries or (c) a combination of clauses (a) and (b). Each Continuing Employee shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, receive full credit for purposes of eligibility to participate, vesting, severance and vacation under Parent Plans for years of service with Company or its Subsidiaries prior to the Effective Time.

     6.9 MAINTENANCE OF INSURANCE. Between the date hereof and through the Effective Time, Company will maintain in full force and effect all of its and its Subsidiaries' presently existing Insurance Policies or insurance comparable to the coverage afforded by such policies. Company agrees that any and all additional, renewed or replacement insurance coverage for any liability of Company or its officers and directors, including, without limitation, coverage for directors' and officers' liability, employment practices liability, fiduciary liability, errors and omissions, property, general liability, automobile liability, workers' compensation, or umbrella liability, shall be placed by Parent (or any of its affiliates) using the insurance broker selected by Parent in its sole and absolute discretion; provided, however, that nothing in this Section 6.9 shall preclude Company from renewing or replacing insurance coverage if Parent is unable to place promptly such insurance on behalf of Company. Company further agrees to fully cooperate with Parent and to provide Parent (and its affiliates and designees) and Parent's insurance broker with any documents, permissions or information requested by Parent and to allow Parent (or its affiliate) and Parent's insurance broker to approach Company's current insurance carriers and any additional carriers to negotiate and acquire any such insurance coverage.

     6.10 SALE OF COMPANY SERVICES. Concurrently with the execution and delivery of this Agreement, Parent and Company have entered into a Reseller Agreement in the form attached as Exhibit G hereto (the "RESELLER AGREEMENT").

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
     6.11 TAKEOVER STATUTES. If any "fair price," "moratorium," "control share acquisition" or other form of antitakeover statute or regulation is or shall become applicable to the transactions contemplated hereby, each of the parties and its board of directors shall grant such approvals and take all such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

     6.12 [RESERVED]

     6.13 STOCK OPTIONS.

     (a) In accordance with the Company Stock Option Plans, Company shall cause all Company Stock Options having an exercise price greater than the product of
(i) the Exchange Ratio times (ii) the closing sale price of the Parent Common Shares on the trading day immediately prior to the date Company sends out notice of such acceleration to the holders of such Company Stock Options which date shall be ten (10) business days prior to the Effective Time ("OUT-OF-THE-MONEY OPTIONS") to vest prior to the Effective Time, such that all such Out-of-the-Money Options are exercisable and may be conditionally exercised prior to the Effective Time and that to the extent such Out-of-the-Money Options are not exercised prior to the Effective Time, such Out-of-the-Money Options shall terminate and expire immediately prior to the Effective Time; provided, however, that nothing herein shall prevent Company from retracting the acceleration of the vesting of the Out-of-the Money Options, reverting the vesting to the manner provided in the applicable option agreement and reversing any such exercises, if this Agreement terminates for any reason. For greater clarity, Out-of-the-Money Options will not be eligible for exchange for Replacement Options (as defined in the Plan of Arrangement) pursuant to section
2.2 of the Plan of Arrangement. Company agrees to deliver or cause to be delivered to holders of Company Stock Options appropriate notices with respect to the transactions contemplated hereunder in accordance with the Company Stock Option Plans.

     (b) Based on the mutual determination of the officers of the Company after the Effective Time and Parent, and pursuant to the Parent Option Plans or such other stock option plan as may be duly approved and adopted by Parent and Parent's customary procedures, Parent shall make available options to purchase an aggregate of 2,750,000 Parent Common Shares for issuance to employees of the Company after the Effective Time. Such options shall have an exercise price equal to the closing price of Parent Common Shares on the date immediately preceding the Effective Time and shall vest in accordance with, and otherwise be governed by, the Parent Option Plans (or such other stock option plan as may be duly approved and adopted by Parent).

                                   ARTICLE VII

                          CONDITIONS TO THE COMBINATION

     7.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE ARRANGEMENT. The respective obligations of each party to this Agreement to effect the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

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
     (a) COMPANY SHAREHOLDER APPROVAL. The Arrangement shall have been approved at the Company Meeting by at least 66 2/3% of the votes cast by the Company Shareholders who are represented at the Company Meeting and in accordance with any other conditions that may be imposed by the Interim Order. The Arrangement shall have been approved at the Company Meeting in accordance with any other conditions that may be imposed by the Interim Order;

     (b) INTERIM ORDER; FINAL ORDER. The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of Parent and Company, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

     (c) ORDERS OF CANADIAN SECURITIES REGULATORY AUTHORITIES. The orders referenced in Section 2.6(a) shall have been obtained;

     (d) FAIRNESS HEARING; REGISTRATION STATEMENT. Either (i) following a hearing upon the fairness of the terms and conditions of the Arrangement, all applicable requirements under the 1933 Act for an exemption from the registration requirements of Section 5 thereof shall have been satisfied or (ii) the Form S-4 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceeding seeking a stop order;

     (e) FORM S-3 REGISTRATION STATEMENT. The Form S-3 shall have become effective in accordance with the provisions of the 1933 Act, and the Form S-3 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceeding seeking a stop order;

     (f) NO ORDERS. There shall not be in force any final and non-appealable injunction, order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and there shall be no proceeding (other than an appeal made in connection with the Arrangement), of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by this Agreement in accordance with the terms hereof or would otherwise be inconsistent with the Regulatory Approvals that have been obtained;

     (g) REGULATORY APPROVALS. Parent and Company and their respective Subsidiaries shall have obtained from each Governmental Entity all approvals, waivers and consents, if any, the failure of which to be obtained would cause the consummation of the Arrangement and the several transactions contemplated hereby to be prohibited; and

     (h) LISTING OF SHARES. The Parent Common Shares issuable pursuant to the Arrangement, upon exchange of the Exchangeable Shares from time to time and upon exercise of the Replacement Options from time to time shall have been approved for quotation on the Nasdaq, subject to notice of issuance.

     7.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF COMPANY. The obligation of Company to consummate and effect the Arrangement shall be subject to the satisfaction at or prior to the

Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Company:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent set forth in Article IV that are qualified as to materiality or Material Adverse Effect shall be true and correct and those that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case except as permitted or contemplated by this Agreement (it being understood that for purposes of determining the accuracy of such representations and warranties any update or modification to the Parent Schedule made or purported to have been made without the Company's written consent thereto shall be disregarded). Company shall have received a certificate with respect to the foregoing signed on behalf of Parent by an authorized officer of Parent;

     (b) AGREEMENTS AND COVENANTS. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Company shall have received a certificate to such effect signed on behalf of Parent by an authorized officer of Parent; and

     (c) ARRANGEMENT. The Board of Directors of Parent shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by the Parent to permit the consummation of the Arrangement and the issuance of Parent Common Shares pursuant to the Arrangement and upon the exchange from time to time of the Exchangeable Shares and the exercise from time to time of the Replacement Options.

     7.3 ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PARENT. The obligations of Parent to complete the Arrangement shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

     (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in Article III that are qualified as to materiality or Material Adverse Effect shall be true and correct and those that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case except as permitted or contemplated by this Agreement (it being understood that for purposes of determining the accuracy of such representations or warranties any update or modifications to the Company Schedule made or purported to have been made without Parent's written consent thereto shall be disregarded). Parent shall have received a certificate with respect to the foregoing signed on behalf of Company by an authorized officer of Company;

     (b) AGREEMENTS AND COVENANTS. Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time, and Parent shall have received a certificate to such effect signed on behalf of Company by an authorized officer of Company;

     (c) ARRANGEMENT. The Board of Directors of Company shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Company and its Subsidiaries, to permit the consummation of the Arrangement and the issue of the Exchangeable Shares contemplated thereby; the Board of Directors of Company shall have made and shall not have modified or amended, in any material respect, prior to the Company Meeting, an affirmative recommendation that the Company Shareholders approve the Arrangement; and

     (d) DISSENT RIGHTS. The holders of no more than 5% of the issued and outstanding Company Common Shares shall have exercised their Dissent Rights (and shall not have lost or withdrawn such rights) in respect of the Arrangement.

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

     8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the requisite approval of the Company
Shareholders:

     (a) by mutual written consent duly authorized by the Boards of Directors of Parent and Company;

     (b) by either Company or Parent, if the Arrangement shall not have been consummated by June 30, 2002, for any reason (the "TERMINATION DATE"); provided, however, that (A) if the failure to obtain any approval, waiver or consent from any Governmental Entity necessary for the consummation of, or in connection with, the Arrangement or the transactions contemplated hereby has been the cause of, or resulted in the failure of the Effective Time to occur on or before such date, then the Termination Date shall be automatically extended to July 31, 2002, and (B) the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date (or the extension thereof, if applicable) and such action or failure to act constitutes a breach of this Agreement;

     (c) by either Company or Parent, if there shall be passed any Law that makes the consummation of the Arrangement illegal or otherwise prohibited, or if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Arrangement, which order, decree, ruling or other action is final and non-appealable;

     (d) by either Company or Parent, if the required approval of the Company Shareholders contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company Shareholders duly convened therefor or at any adjournment thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Company where the failure to obtain the approval of the Company Shareholders shall have been caused by the action or failure to act of Company and such action or failure to act constitutes a breach by Company of this Agreement;

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
     (e) by Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Parent's representations and warranties or breach by Parent is curable by Parent through the exercise of all reasonable efforts, then Company may not terminate this Agreement under this Section 8.1(e) for twenty (20) days after delivery of written notice from Company to Parent of such breach, provided Parent continues to exercise all reasonable efforts to cure such breach (it being understood that Company may not terminate this Agreement pursuant to this paragraph (e) if such breach by Parent is cured during such twenty (20) day period);

     (f) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, in either case such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Company's representations and warranties or breach by Company is curable by Company through the exercise of all reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(f) for twenty (20) days after delivery of written notice from Parent to Company of such breach, provided Company continues to exercise all reasonable efforts to cure such breach (it being understood that Parent may not terminate this Agreement pursuant to this paragraph (f) if such breach by Company is cured during such twenty (20) day period); and

     (g) by Parent, if a Triggering Event (as defined below) shall have occurred.

     For the purposes of this Agreement, a "TRIGGERING EVENT" shall be deemed to have occurred if any of the following events shall have occurred (whether or not permitted by this Agreement): (i) the Board of Directors of Company or any committee thereof shall for any reason have withheld, withdrawn or shall have amended, modified or changed (including by way of disclosure or the taking of a position specified in Section 6.2(c)) in a manner adverse to Parent its recommendation in favor of, the adoption and approval of the Agreement or the approval of the transactions contemplated by this Agreement; (ii) the Board of Directors of Company or any committee thereof shall have approved or recommended any Acquisition Proposal (other than this Agreement); (iii) Company shall have breached Section 6.2 of this Agreement, including by reason of having entered into any letter of intent or similar document or any agreement, contract or commitment (other than a confidentiality or standstill agreement) with respect to any Acquisition Proposal; or (iv) a tender or exchange offer relating to securities of Company shall have been commenced by a person unaffiliated with Parent and Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the 1933 Act and section 99 of the Securities Act (and the equivalent provisions in other Canadian provincial securities acts), within fifteen (15) calendar days after such tender or exchange offer is first published, sent or given, a statement disclosing that Company recommends rejection of such tender or exchange offer.

     8.2 NOTICE OF TERMINATION; EFFECT OF TERMINATION. Any termination of this Agreement under Section 8.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 6.2(d), Section 8.2, Section 8.3 and Article IX (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any intentional or willful breach of this Agreement. If this Agreement is terminated under circumstances in which Parent or Company is entitled to receive the Termination Fee (as hereinafter defined) or the Expense Reimbursement (as hereinafter defined), when applicable, (i) the obligation to pay the Termination Fee and the Expense Reimbursement, when applicable, shall survive the termination of this Agreement and (ii) the payment of the Termination Fee and the Expense Reimbursement, when applicable, shall be the sole and exclusive remedy available to Parent or Company, as applicable, except in the event of the willful or intentional breach of any provision of this Agreement, in which event the party entitled to the Termination Fee and the Expense Reimbursement, when applicable, shall have all rights, powers and remedies against the other party that may be available at law or in equity. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, other than as set forth in Section 6.2(d), all of which obligations shall survive termination of this Agreement in accordance with their terms.

     8.3 FEES AND EXPENSES.

     (a) GENERAL. Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby ("TRANSACTION EXPENSES") shall be paid by the party incurring such expenses whether or not the Arrangement is consummated.

     (b) COMPANY PAYMENTS.

          (i) Company shall pay to Parent in immediately available funds, within one (1) business day after demand by Parent, an amount equal to $1,000,000 (the "TERMINATION FEE") plus up to $500,000 for all documented Transaction Expenses incurred by Parent prior to such termination (the "EXPENSE REIMBURSEMENT"), if this Agreement is terminated by Parent pursuant to
     Section 8.1(f) or 8.1(g).

          (ii) Company shall pay Parent in immediately available funds, within one (1) business day after demand by Parent, an amount equal to the Expense Reimbursement, if this Agreement is terminated by Parent or Company, as applicable, pursuant to Section 8.1(d);

          (iii) Company shall pay Parent in immediately available funds, upon consummation of any Company Acquisition (as defined below), an amount equal to the Termination Fee plus the Expense Reimbursement (if not already paid), if:

                (A) this Agreement is terminated by Parent or Company, as applicable, pursuant to Section 8.1(b) or 8.1(d);

                (B) following the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been publicly announced or generally disclosed by Company or the party making such Acquisition Proposal to the Company Shareholders; and

                (C) within six (6) months following the termination of this Agreement, a Company Acquisition is consummated or Company enters into an agreement or letter of intent providing for a Company Acquisition, in either case, with any party.

          (iv) Company acknowledges that the agreements contained in this
     Section 8.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if Company fails to pay in a timely manner the amounts due pursuant to this Section 8.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgement against Company for the amounts set forth in this Section 8.3(b), Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(b) at the prime rate of LaSalle Bank National Association in effect on the date such payment was required to be made. Payment of the fees described in this Section 8.3(b) shall not be in lieu of damages incurred in the event of intentional or willful breach of this Agreement.

          (v) For purposes of this Agreement, "COMPANY ACQUISITION" means any of the following transactions (other than the transactions contemplated by this Agreement), either as a single transaction or series of transactions:
     (i) a merger, amalgamation, arrangement, reorganization, share exchange, consolidation, recapitalization, liquidation, dissolution or other business combination involving Company, pursuant to which the Company Shareholders immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction,
     (ii) the acquisition or purchase of 50% or more of equity securities of Company (including by way of tender offer or an exchange offer or issuance by Company) or the right to acquire such equity securities, or (iii) the sale, lease, license or other disposition (by sale, merger or otherwise) of 50% or more of the book or market value of assets (including, without limitation, securities of any Subsidiary of Company) of Company and its Subsidiaries, taken as a whole.

     (c) PARENT PAYMENT.

          (i) Parent shall pay Company in immediately available funds, within one (1) business day after demand by Company, an amount equal to $2,000,000 plus the Expense Reimbursement, if this Agreement is terminated by Company, pursuant to Section 8.1(e).

          (ii) Parent acknowledges that the agreements contained in this Section 8.3(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Company would not enter into this Agreement; accordingly, if Parent fails to pay in a timely manner the amounts due pursuant to this Section 8.3(c) and, in order to obtain such payment, Company makes a claim that results in a judgement against Parent for the amounts set forth in this Section 8.3(c), Parent shall pay to Company its reasonable costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3(c) at the prime rate of LaSalle Bank National Association in effect on the date such payment was required to be made. Payment of the fees described in this
     Section 8.3(c) shall not be in lieu of damages incurred in the event of intentional or willful breach of this Agreement.

     8.4 AMENDMENT. Subject to applicable law and the Interim Order, this Agreement may be amended, not later than the Effective Time, by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and Company.

     8.5 EXTENSION; WAIVER. At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

                                   ARTICLE IX,

                               GENERAL PROVISIONS

     9.1 SURVIVAL OF REPRESENTATIONS AND WARRANTIES. For greater certainty, the representations and warranties of Company and Parent contained herein shall survive the execution and delivery of this Agreement and shall terminate on the earlier of the termination of this Agreement in accordance with its terms or the Effective Time. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of another party to this Agreement.

     9.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

     (a) if to Parent to:

          divine, inc.
          1301 North Elston Avenue
          Chicago, Illinois 60622
          Attention: Jude M. Sullivan
          Fax: 773-394-6604
          with copies to:

          Bell, Boyd & Lloyd LLC
          70 West Madison Street
          Suite 3300
          Chicago, Illinois 60602
          Attention: D.Mark McMillan
          Fax: 312-372-2098

                and

          Osler, Hoskin & Harcourt LLP
          Box 50, 1 First Canadian Place
          Toronto, Ontario M5X 1B8
          Attention: Linda Robinson
          Fax: 416-862-6666

     (b) if to Company, to:

          Delano Technology Corporation
          302 Town Centre Boulevard
          Markham, Ontario L3R 0E8
          Attention: David Lewis
          Fax: 905-947-2150

          with copies to:

          Goodmans LLP
          250 Yonge Street
          Toronto, Ontario M5B 2M6
          Attention: Stephen Halperin
          Fax: 416-979-1234

                and

          Testa, Hurwitz & Thibeault, LLP
          125 High Street
          Boston, MA 02110
          Attn: F. George Davitt
          Fax: 617-248-7100

     9.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, which may be delivered by facsimile transmission, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     9.4 ENTIRE AGREEMENT; THIRD PARTY BENEFICIARIES. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Effective Time and shall survive any termination of this Agreement and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as specifically provided in Sections 6.5,
6.7 and 6.13.

     9.5 SEVERABILITY. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     9.6 OTHER REMEDIES; SPECIFIC PERFORMANCE. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof or Ontario or any province of Canada having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     9.7 GOVERNING LAW. The internal laws of the Province of Ontario (irrespective of its choice of law principles) will govern this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

     9.8 ENGLISH/FRENCH LANGUAGE. The parties confirm that it is their wish that this Agreement as well as any other documents relating hereto, including notices, have been and shall be drawn up in English only. Les parties aux presents confirment leur volonte que cette convention de meme tous les documents, y compris tous avis s'y rattachant soient rediges en anglais seulement.

     9.9 NO PERSONAL LIABILITY.

     (a) No director or officer of Parent shall have any personal liability whatsoever to Company under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Parent.

     (b) No director or officer of Company shall have any personal liability whatsoever to any Parent under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Company.

     9.10 ASSIGNMENT. Neither party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     9.11 WAIVER OF JURY TRIAL. EACH OF PARENT AND COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT OR COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

     9.12 CURRENCY. Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in U.S. Dollars.

                  [THE REMAINDER OF THIS PAGE IS INTENTIONALLY
                     LEFT BLANK; THE SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

                                       PARENT:

                                       DIVINE, INC.

                                       By: /s/ JUDE M. SULLIVAN
                                           -------------------------------------
                                           Name:  Jude M. Sullivan
                                           Title: Senior Vice President, General
                                                  Counsel and Secretary

                                       COMPANY:

                                       DELANO TECHNOLOGY CORPORATION

                                       By: /s/ VIKAS KAPOOR
                                           -------------------------------------
                                           Name:  Vikas Kapoor
                                           Title: Chief Executive Officer

                       AMENDMENT TO COMBINATION AGREEMENT

        This Amendment to the Combination Agreement (the "AMENDMENT") is made this 30th day of May, 2002, by and between divine, inc., a corporation organized and existing under the laws of Delaware (the "Parent"), and Delano Technology Corporation, a corporation organized and existing under the laws of Ontario (the "COMPANY"). All capitalized terms not defined herein shall have the meaning ascribed to them in that certain Combination Agreement, made and entered into as of March 12, 2002, by and between the parties hereto (the "COMBINATION AGREEMENT").

        WHEREAS, pursuant to Section 8.1(b) of the Combination Agreement, the Combination Agreement may be terminated if the Arrangement shall not have been consummated by June 30, 2002, unless automatically extended to July 31, 2002, as provided therein.

        WHEREAS, the parties wish to amend the Combination Agreement to extend the automatic termination and extension dates therein.

        NOW, THEREFORE, with reference to the foregoing facts and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Section 8.1(b) of the Combination Agreement shall be deleted and replaced in its entirety by the following:

         (b) by either Company or Parent, if the Arrangement shall not have been consummated by August 15, 2002, for any reason (the "TERMINATION DATE"); provided, however, that (A) if the failure to obtain any approval, waiver or consent from any Governmental Entity necessary for the consummation of, or in connection with, the Arrangement or the transactions contemplated hereby has been the cause of, or resulted in the failure of the Effective Time to occur on or before such date, then the Termination Date shall be automatically extended to September 16, 2002, and (B) the right to terminate this Agreement under this
Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Arrangement to occur on or before such date (or the extension thereof, if applicable) and such action or failure to act constitutes a breach of this Agreement;

         2. This Amendment may be executed in counterparts, each of which shall be deemed an original but together shall constitute one and the same instrument.

        3. Except as otherwise set forth in this Amendment, all other terms and conditions of the Combination Agreement shall remain the same and in full force and effect.

          [THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK;
                        THE SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized respective officers as of the date first written above.

                                     PARENT:

                                  DIVINE, INC.

                                  By:/s/  JUDE M. SULLIVAN
                                     ------------------------------------------
                                     Name: Jude M. Sullivan
                                     Title:Senior Vice President, General
                                           Counsel and Secretary

                                    COMPANY:

                                  DELANO TECHNOLOGY CORPORATION

                                  By:/s/  DAVID L. LEWIS
                                     ------------------------------------------
                                     Name: David L. Lewis
                                     Title:V.P., General Counsel

           [Signature Page to Amendment to Combination Agreement]

                                   ANNEX A-1

                          SHAREHOLDER VOTING AGREEMENT

                                                                  EXECUTION COPY


                          SHAREHOLDER VOTING AGREEMENT

        SHAREHOLDER VOTING AGREEMENT, dated as of March 12, 2002 (this "Agreement"), among the shareholders listed on the signature page(s) hereto (collectively, "Shareholders" and each individually, a "Shareholder") and divine, inc., a Delaware corporation ("Parent"). Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Combination Agreement referred to below.

        WHEREAS, as of the date hereof, the Shareholders are the beneficial owners of the number of shares of capital stock of Company set forth on the signature pages hereto (such shares, or any other voting or equity of securities of Company hereafter acquired by any Shareholder prior to the termination of this Agreement, being referred to herein collectively as the "Shares");

        WHEREAS, concurrently with the execution of this Agreement, Parent and Company are entering into a Combination Agreement, dated as of the date hereof (the "Combination Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, Company will become a wholly owned subsidiary of Parent (the "Combination"); and

        WHEREAS, as a condition to the willingness of and in order to induce Parent to enter into the Combination Agreement, Parent has required that each of the Shareholders agree, and each of the Shareholders are willing to, enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree, severally and not jointly, as follows:

         Section 1. Voting of Shares.

        (a) Each Shareholder covenants and agrees that, until the termination of this Agreement in accordance with the terms hereof, at the Company Meeting or any other meeting of the shareholders of Company, however called, and in any action by written consent of the shareholders of Company, such Shareholder will vote, or cause to be voted, all of such Shareholder's respective Shares, in favor of the adoption and approval of the Combination Agreement, the Combination, the Arrangement, and the transactions contemplated by the Combination Agreement and the Plan of Arrangement, as they may be modified or amended from time to time in a manner not materially adverse to the Shareholders. Each Shareholder further covenants and agrees that, until the termination of this Agreement in accordance with the terms hereof, such Shareholder will not vote any Shares in favor of any of the following (other than the Combination and the transactions contemplated by the Combination Agreement and the Plan of Arrangement): (i) any Acquisition Proposal, (ii) any merger, combination, consolidation, reorganization, recapitalization, sale of assets, liquidation, dissolution, or other business combination transaction involving Company, (iii) any removal of members of the board of directors of Company, (iv) any amendment to Company's articles of incorporation, (v) any other action that is inconsistent with the Combination or Arrangement, or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect the Combination, the Arrangement, or any of the other transactions contemplated by the Combination Agreement, the Plan of Arrangement, or this Agreement.

         Section 2. Irrevocable Proxy. Each Shareholder hereby irrevocably grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, as such Shareholder's proxy (with full power of substitution), for and in its name, place, and stead, to vote his, her, or its Shares at any meeting of the shareholders of Company called with respect to any of the matters specified in, and in accordance and consistent with,
Section 1 hereof. Each Shareholder understands and acknowledges that Parent is entering into the Combination Agreement and the Plan of Arrangement in reliance upon the Shareholder's execution and delivery of this Agreement. Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 2 is given in connection with the execution of the Combination Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Shareholder under this Agreement. Except as otherwise provided for herein, each Shareholder hereby (i) affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, (ii) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done by virtue hereof, and (iii) affirms that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

         Section 3. Transfer of Shares. Each Shareholder covenants and agrees that, until the termination of this Agreement in accordance with the terms hereof, such Shareholder will not, directly or indirectly, (i) sell, assign, transfer (including by merger, combination, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding, or otherwise by operation of law), pledge, encumber, or otherwise dispose of any of the Shares; (ii) deposit any of the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement; or (iii) enter into any contract, option, or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer (including by merger, combination, testamentary disposition, interspousal disposition pursuant to a domestic relations proceeding, or otherwise by operation of law), or other disposition of any Shares. Notwithstanding the foregoing in this Section 3, any shareholder may sell, assign or transfer any Shares for estate planning or other tax purposes, provided that, on or prior to the date of such sale, assignment or transfer, the transferee executes and delivers to Parent a Shareholder Voting Agreement in the same form as this Agreement.

         Section 4. Power of Attorney. The Shareholder hereby appoints Parent as attorney in fact (which is unconditional, irrevocable and is coupled with an interest) for and on its behalf to execute pursuant to Section 110 of the OBCA a proxy appointing such Person designated by Parent to attend and act on behalf of the Shareholder at any meeting of Company shareholders in respect of any of the matters referred to in Section 1 hereof and to act on behalf of the Shareholder on every action or approval by written consent of Company Shareholders in respect of such matters. Notwithstanding any other provisions of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement.

         Section 5. Representations and Warranties of the Shareholders. Each Shareholder, on its own behalf, hereby severally represents and warrants to Parent with respect to itself and its, his, or her ownership of the Shares, except as otherwise disclosed on the applicable signature page hereto, as follows:

         (a) Ownership of Shares. The Shareholder beneficially owns all of the Shares as set forth on the applicable signature page hereto and has good and marketable title to such Shares, free and clear of any claims, liens, encumbrances, and security interests whatsoever. The Shareholder owns no shares of Company Common Shares other than the Shares as set forth on the signature page. The Shareholder has sole voting power, without restrictions, with respect to all of the Shares.

         (b) Power, Binding Agreement. The Shareholder has the legal capacity and all requisite power and authority to enter into and perform all of its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

         (c) No Conflicts. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, or acceleration of any obligation or to loss of a material benefit under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease, or other agreement, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule, or regulation applicable to the Shareholder, the Shares, or any of the Shareholder's properties or assets. Except as expressly contemplated hereby and the Shareholder is not a party to, and the Shares are not subject to or bound in any manner by, any contract or agreement relating to the Shares, including without limitation, any voting agreement, option agreement, purchase agreement, shareholders' agreement, partnership agreement, or voting trust. No consent, approval, order, or authorization of, or registration, declaration, or filing with, any court, administrative agency, or commission or other governmental authority or instrumentality, domestic, foreign, or supranational, is required by or with respect to the Shareholder in connection with the execution and delivery of this Agreement or the consummation by the Shareholder of the transactions contemplated hereby.

         (d) Voting. Neither the Shareholder nor any registered holder of the Shareholder's Shares has previously granted or agreed to grant any ongoing proxy in respect of the Shareholder's Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Shareholder's Shares.

         (e) No Proceeding Pending. There is no claim, action, lawsuit, arbitration, mediation or other proceeding pending or, to the best of the knowledge, information and belief of the Shareholder, threatened against the Shareholder, which relates to this Agreement or otherwise materially impairs the ability of the Shareholder to consummate the transactions contemplated hereby.

        Section 6. Termination. This Agreement shall terminate upon the termination of the Combination Agreement in accordance with its terms; provided that no such termination of this Agreement shall relieve any party of liability for a willful breach hereof prior to termination.

        Section 7. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

        Section 8. Fiduciary Duties. Each Shareholder is signing this Agreement solely in such Shareholder's capacity as an owner of his, her, or its respective Shares, and nothing herein shall prohibit, prevent, or preclude such Shareholder from taking or not taking any action in his or her capacity as an officer or director of Company (it being understood that the Combination Agreement may prohibit or restrict such action).

        Section 9. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto. This Agreement may not be amended, modified, or rescinded except by an instrument in writing signed by each of the parties hereto.

        Section 10. Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

        Section 11.    Governing Law.    This Agreement shall be governed
by and construed in accordance with the laws of the Province of Ontario without regard to the principles of conflicts of law thereof.

        Section 12.    Counterparts.    This Agreement may be executed in
counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

        Section 13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, in each case to the intended recipient as set forth below:

         (i) if to a Shareholder to the address set forth on the respective signature page of this Agreement with copies to:

            Goodmans LLP
            250 Yonge Street
            Toronto, Ontario M5B 2M6
            Attention: Stephen Halperin
            Facsimile: 416-979-1234

                  and

            Testa, Hurwitz & Thibeault, LLP
            125 High Street
            Boston, MA 02110
            Attention: F. George Davitt
            Facsimile: 617-248-7100

                  and

            McCarthy Tetrault LLP
            Suite 4700
            Toronto Dominion Bank Tower
            Toronto Dominion Center
            Toronto, Ontario M5K 1E6
            Attention: David E. Woollcombe
            Facsimile: 416-868-0673

            (ii) if to Parent to:

            divine, inc.
            1301 N. Elston Avenue
            Chicago, Illinois 60622
            Attention: Chief Financial Officer and General Counsel
            Facsimile: (773) 394-6604

            with a copy to:

            Bell, Boyd & Lloyd LLC
            70 West Madison Street
            Suite 3300
            Chicago, Illinois 60602
            Attention: D. Mark McMillan, Esq.
            Facsimile: (312) 827-8001

        Section 14. No Third Party Beneficiaries. This Agreement is not intended, and shall not be deemed, to confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, to create any agreement of employment with any person or to otherwise create any third-party beneficiary hereto.

        Section 15. Assignment. Neither this Agreement nor any of the rights, interests, or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent may assign this Agreement to any direct or indirect wholly owned subsidiary of Parent without consent of Company or the Shareholder, provided that Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

        Section 16. Interpretation. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, provincial, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". No summary of this Agreement prepared by the parties shall affect in any way the meaning or interpretation of this Agreement.

        Section 17. Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the jurisdiction of the Ontario Superior Court of Justice (Commercial List) in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 13. Nothing in this Section, however, shall affect the right of any party to serve legal process in any other manner permitted by law.

        Section 18. Waiver of Jury Trial. EACH OF PARENT, AND EACH SHAREHOLDER HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, COMPANY, OR EACH SHAREHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT.

        IN WITNESS WHEREOF, each of the parties hereto has caused this Shareholder Voting Agreement to be signed individually or by its respective duly authorized officer as of the date first written above.
                                     PARENT:

                                  DIVINE, INC.

                                  By:     /s/ Jude M. Sullivan
                                     ------------------------------------------
                                  Name:   Jude M. Sullivan
                                  Its:    Senior Vice President, General
                                          Counsel and Secretary

             [Signature Page to Shareholder Voting Agreement.]
                       [Additional Signature Pages Follow]

        IN WITNESS WHEREOF, the undersigned has caused this Shareholder Voting Agreement to be duly executed as of the date first written above.

                                 CARIDA INVESTMENTS INC.

                                 By:       /s/ Dennis Bennie
                                     ------------------------------------------
                                 Name:     Dennis Bennie
                                 Its:      Sole Shareholder

                                 Address:  52 Owen Blvd
                                          -------------------------------------
                                           Toronto
                                          -------------------------------------

                                 Number of Shares Beneficially Owned:

                                 918,578 Shares

             [Signature Page to Shareholder Voting Agreement.]
                       [Additional Signature Pages Follow]

        IN WITNESS WHEREOF, the undersigned has caused this Shareholder Voting Agreement to be duly executed as of the date first written above.

                                 GHI LIMITED PARTNERSHIP

                                 By:       1329347 Ontario, Inc., as
                                           General Partner of GHI
                                           Limited Partnership

                                 By:       /s/ Bahman Koohestani
                                     ------------------------------------------
                                 Name:     Bahman Koohestani
                                 Its:      Sole Shareholder

                                 Address:  3 Brookfield Rd.
                                          -------------------------------------
                                           Toronto, ON M2P 1B1
                                          -------------------------------------

                                 Number of Shares Beneficially Owned:

                                 3,500,000 Shares

             [Signature Page to Shareholder Voting Agreement.]
                       [Additional Signature Pages Follow]

        IN WITNESS WHEREOF, the undersigned has caused this Shareholder Voting Agreement to be duly executed as of the date first written above.

                                 /s/ Vikas Kapoor
                                 ----------------------------------------------
                                  Vikas Kapoor

                                 Address:  91 Central Park West, Apt 12D
                                          -------------------------------------
                                           New York, NY 10023
                                          -------------------------------------

                                 Number of Shares Beneficially Owned:

                                 4,230,000 Shares(#)

                                 (#) Only those Shares for which Vikas Kapoor is entitled to vote under that certain Restricted Share Agreement between Vikas Kapoor and the Company will be subject to this Agreement.

             [Signature Page to Shareholder Voting Agreement.]

                                    ANNEX B

                    INTERIM ORDER AND NOTICE OF APPLICATION

                                                      Court File No.  02-CL-4475

                       ONTARIO SUPERIOR COURT OF JUSTICE
[SEAL]
                                COMMERCIAL LIST


     THE HONOURABLE MADAM              )              MONDAY, THE 22ND DAY
                                       )
     JUSTICE GREER                     )              OF APRIL, 2002


          IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL
          PROCEDURE

          AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF
          DELANO TECHNOLOGY CORPORATION, CONCERNING A COMBINATION OF DELANO TECHNOLOGY CORPORATION WITH DIVINE, INC.


                         DELANO TECHNOLOGY CORPORATION

                                                                       Applicant

                                     ORDER

     THIS MOTION made by the Applicant, Delano Technology Corporation ("Delano" or the "Company"), pursuant to section 182(5) of the Business Corporations Act, R.S.O. 1990, B.16, as amended (the "OBCA"), for an interim order for advice and directions in connection with the within application (the "Application"), was heard this day at 393 University Avenue, Toronto, Ontario.

     ON READING the Notice of Application, Notice of Motion and the Affidavit of David Leis sworn April 17, 2002 (the "Lewis Affidavit"), and the exhibits attached thereto, and on hearing the submissions of counsel for Delano and counsel for divine, inc.,

DEFINITIONS

1. THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement, which is attached as Annex C to the draft Company Circular, which is attached as Exhibit "A" to the Lewis Affidavit.

THE MEETING

2. THIS COURT ORDERS that Delano shall be permitted to call, hold and conduct the Company Meeting, at which holders of common shares of Delano will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Annex F to the draft Company Circular, to authorize, approve and adopt the Arrangement and Plan of Arrangement.

3. THIS COURT ORDERS that the Company Meeting shall be called, held and conducted in accordance with the notice of the Company Meeting forming part of the Company Circular (the "Notice"), the OBCA, the articles and by-laws of Delano (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.

AMENDMENTS

4. THIS COURT ORDERS that Delano is authorized to make such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine, subject to the terms of the Combination Agreement, and the Plan of Arrangement as so amended, revised and/or supplemented shall be the Plan of Arrangement to be submitted to the Company Shareholders at the Company Meeting and shall be the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

5. THIS COURT ORDERS that Delano, if it deems advisable, is specifically authorized to adjourn or postpone the Company Meeting on one or more occasions, without the necessity of first convening the Company Meeting or first obtaining any vote of Company Shareholders respecting the adjournment or postponement.

NOTICE OF THE MEETING

6. THIS COURT ORDERS that Delano shall give notice of the Company Meeting, substantially in the form of the Notice, subject to Delano's ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 9 of this Order. Failure or omission to give notice in accordance with paragraph 9 of this Order, as a result of mistake or of events beyond the control of Delano, shall not constitute a breach of this Order or a defect in the calling of the Company Meeting and shall not invalidate any resolution passed or proceedings taken at the Company Meeting, but if any such failure or omission is brought to the attention of Delano, then Delano shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

THE COMPANY CIRCULAR

7. THIS COURT ORDERS that Delano is hereby authorized and directed to distribute the Company Circular, subject to such amendments, revisions or supplements as Delano may determine. The Company Circular shall be mailed or delivered in accordance with paragraphs 9 and 10 of this Order. The Company Circular shall have the within Notice of Application and this Order attached as schedules thereto. Failure or omission to distribute the Company Circular in accordance with paragraphs 9 and 10 of this Order as a result of mistake or of events beyond the control of Delano, shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Company Meeting, but if any such failure or omission is brought to the attention of Delano, then Delano shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

SOLICITATION OF PROXIES

8. THIS COURT ORDERS that Delano is authorized to use proxies at the Company Meeting, substantially in the forms accompanying the Company Circular, subject to Delano's ability to insert dates and other relevant information in the final forms of proxy. Delano is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Delano may waive, in its discretion, the time limits for the deposit of proxies by Company Shareholders if Delano deems it advisable to do so.

METHOD OF DISTRIBUTION OF MEETING MATERIALS

9. THIS COURT ORDERS that the Notice of Application, this Order, the Notice, the Company Circular, the forms of proxy, and any other communications or documents determined by Delano to be necessary or desirable (collectively, the "Meeting Materials"), shall be distributed by Delano:

     (a) to registered Company Shareholders, to the directors of Delano and to the auditor of Delano, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than twenty-one (21) days prior to the date established for the Company Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of Delano as of April 16, 2002, or such later date as Delano may determine in accordance with the OBCA (the "Record Date"); and

     (b) to non-registered Company Shareholders by Delano complying with its obligations under National Policy Statement No. 41 of the Canadian Securities Administrators.

10. THIS COURT ORDERS that the Notice of Application, this Order, the Company Circular, and any other communications or documents determined by Delano to be necessary or desirable (collectively, the "Court Materials"), shall be distributed by Delano to the holders of Company Options and to the holders of Company Warrants, respectively, by mailing same by pre-paid ordinary mail (or, alternatively, by delivery, in person or by courier), not later than three (3) days after the date that this Order is granted. Distribution to such persons shall be to their addresses as they appear on the books and records of Delano as of the Record Date.

11. THIS COURT ORDERS that no one other than those listed in paragraph 9 of this Order shall be entitled to receive the Meeting Materials or attend the Company Meeting.

12. THIS COURT ORDERS that no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings and/or the Company Meeting.

VOTING

13. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution shall be the Company Shareholders as at the close of business on the Record Date, subject to the provisions of the OBCA with respect to the entitlement to vote of persons who become registered Company Shareholders after the Record Date.

14. THIS COURT ORDERS that the Arrangement Resolution must be passed at the Company Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Arrangement Resolution by the Company Shareholders present in person or represented by proxy at the Company Meeting (such that each Company Shareholder is entitled to one vote for each Company Common Share held). (For this purpose, illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.) Such votes shall be sufficient to authorize and direct Delano to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Company Circular without the necessity of any further approval by the Company Shareholders, subject only to final approval of the Arrangement and the Plan of Arrangement by this Honourable Court.

DISSENT RIGHTS

15. THIS COURT ORDERS that each Company Shareholder shall be entitled to exercise rights of dissent with respect to the Arrangement Resolution, in accordance with and in compliance with section 185 of the OBCA, as varied by the Plan of Arrangement, provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by the Company (or the Company's agents, if applicable) prior to 4:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

     (a) are ultimately entitled to be paid fair value for their Company Common Shares by Delano, shall be deemed to have transferred such Company Common Shares immediately prior to the Effective Time to Delano, without any further act or formality, and free and clear of all liens, claims and encumbrances, and such shares shall be cancelled as of the Effective Time, or

     (b) are ultimately not entitled, for any reason, to be paid fair value for their Company Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares who did not make a valid election to receive Exchangeable Shares and shall receive Parent Common Shares in exchange for their Company Common Shares in accordance with the terms set forth in section 2.2(a) of the Plan of Arrangement, but in no case shall Delano, divine, inc., the Depositary or any other Person be required to recognize such Dissenting Shareholders as holders of Company Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the registers of holders of Company Common Shares at Effective Time.

HEARING OF APPLICATION FOR APPROVAL OF THE ARRANGEMENT

16. THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 14 hereof, Delano shall be permitted to apply to this Honourable Court for final approval of the Arrangement and the Plan of Arrangement pursuant to the within Notice of Application.

17. THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

     (i)   Delano;

     (ii)  divine, inc.; and

     (iii) any person who has filed a Notice of Appearance herein in accordance with the Notice of Application and the Rules of Civil Procedure.

18. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Delano at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6,
Attention: Tom Friedland/Suzy Kauffman.

19. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned date.

20. THIS COURT ORDERS that Delano shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.



                                                       /s/ Greer
                                                       -------------------------
                                                           [Notary Stamp]
                                                            APR 22, 2002

DELANO TECHNOLOGY CORPORATION                             Court File: 02-CL-4475


                     IN THE MATTER OF AN APPLICATION UNDER
                     SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O.
                     1990, B.16, AS AMENDED, AND RULES 14.05(2) AND
Applicant            14.05(3) OF THE RULES OF CIVIL PROCEDURE

-------------------------------------------------------------------------------
                                         ONTARIO SUPERIOR COURT OF JUSTICE
                                                  COMMERCIAL LIST

                                          Proceeding commenced at Toronto
                                     -------------------------------------------

                                                       ORDER

                                     -------------------------------------------
                                        GOODMANS LLP
                                        Barristers & Solicitors
                                        250 Yonge Street
                                        Suite 2400
                                        Toronto, Ontario
                                        M5B 2M6

                                        TOM FRIEDLAND/LSUC #: 31848L
                                        SUZY KAUFFMAN/LSUC #: 41703D
                                        TEL: (416)979-2211
                                        FAX: (416)979-1234

                                        SOLICITORS FOR THE APPLICANT,
                                        DELANO TECHNOLOGY CORPORATION
                                        FILE NO. 01-6774
                                        G25\KAUFFMAS\481869

                                                           Court File 02-CL-4475

DELANO TECHNOLOGY              IN THE MATTER OF AN APPLICATION UNDER
CORPORATION                    SECTION 182, BUSINESS CORPORATIONS ACT, R.S.O.
                               1990, B.16, AS AMENDED, AND, RULES 14.05(2) AND
                  Applicant    14.05(3) OF THE RULES OF CIVIL PROCEDURE
-------------------------------------------------------------------------------

April 22, 2002.                ONTARIO SUPERIOR COURT OF JUSTICE
                                       COMMERCIAL LIST
Ms. Kauffman for Delano.
Ms. Fric for divine, inc.           Proceeding commenced at Toronto
                               ------------------------------------------------
Mr. Treeney, corporate counsel
also present. Order logo as                  MOTION RECORD
signed by me.                               (VOLUME 1 OF 3)
                                      (RETURNABLE APRIL 22, 2002)
Order logo that the applicant  ------------------------------------------------
may file a prem notice of
application with name          GOODMANS LLP
02-CL-4475, with the correct   Barristers & Solicitors
date inserted.                 250 Yonge Street
                               Suite 2400
/s/   Greer                    Toronto, Ontario
                               M5B 2M6

                               TOM FRIEDLAND/LSUC#:31848L
                               SUZY KAUFFMAN/LSUC#:41703D
                               TEL: (416) 979-2211
                               FAX: (416) 979-1234

                               SOLICITORS FOR THE APPLICANT,
                               DELANO TECHNOLOGY CORPORATION
                               FILE NO. 01-6774

                                       Commercial List Court File No. 02-CL-4475

                       ONTARIO SUPERIOR COURT OF JUSTICE
[SUPERIOR COURT
OF JUSTICE SEAL]               COMMERCIAL LIST


     IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, B.16, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

     AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF DELANO TECHNOLOGY CORPORATION, CONCERNING A COMBINATION OF DELANO TECHNOLOGY CORPORATION WITH DIVINE, INC.

                         DELANO TECHNOLOGY CORPORATION

                                                                       Applicant



                             NOTICE OF APPLICATION

TO THE RESPONDENTS:

     A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

     THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Tuesday, July 30, 2002 at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.

     IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

     IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

     IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date April 22, 2002                     Issued by /s/ [Signature Illegible]
                                                      -------------------------
                                                         Local registrar


                                       Address of     393 University Avenue
                                       court office   Toronto, Ontario M5G 1E6

TO: ALL HOLDERS OF COMMON SHARES OF DELANO TECHNOLOGY CORPORATION AS AT JUNE 27, 2002

AND TO: ALL HOLDERS OF OPTIONS TO PURCHASE COMMON SHARES OF DELANO TECHNOLOGY CORPORATION GRANTED UNDER THE DELANO TECHNOLOGY CORPORATION STOCK OPTION PLANS AS AT JUNE 17, 2002

AND TO: ALL HOLDERS OF WARRANTS OF DELANO TECHNOLOGY CORPORATION AS AT JUNE 17, 2002

AND TO:   ALL DIRECTORS OF DELANO TECHNOLOGY CORPORATION AS AT JUNE 17, 2002

AND TO:   KPMG LLP
          4210 Yonge Street, Suite 500
          Toronto, Ontario
          M2P 2B8

          Auditors for Delano Technology Corporation

AND TO:   OSLER, HOSKIN & HARCOURT LLP
          Box 50, 1 First Canadian Place
          Toronto, Ontario
          M5X 1B8

          Larry Lowenstein LSUC# 23120C
          Laura Fric LSUC# 36545Q

          Tel: 416-362-2111
          Fax: 416-862-6666

          Solicitors for divine, inc.

                                  APPLICATION

1.   THE APPLICANT MAKES APPLICATION FOR:

          a) an interim order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, B.16, as amended (the "OBCA") with respect to a proposed arrangement (the "Arrangement") of Delano Technology Corporation ("Delano"), concerning a combination of Delano with divine, inc.; and

          b) an order approving the Arrangement pursuant to sections 182(3) and 182(5) of the OBCA; and

          c) such further and other relief as this Honourable Court may deem just.

2.   THE GROUNDS FOR THE APPLICATION ARE:

          a)   section 182 of the OBCA;

          b)   all statutory requirements under the OBCA have been fulfilled;

          c)   the Arrangement is fair and reasonable;

          d) if made, the Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1993, as amended with respect to the shares of common stock of divine, inc. to be issued pursuant to the Arrangement;

          e) certain of the holders of common shares of Delano and certain of the holders of options to purchase common shares of Delano granted under the Delano Stock Option Plans are resident outside of Ontario and will be served at their addresses as they appear on the books and records of Delano as at June 17, 2002 pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court.

          f)   rules 14.02, 14.05(3)(f) and 38 of the Rules of Civil Procedures;
               and

          g) such further and other grounds as counsel may advise and this Honourable Court may permit.

3.   THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE
APPLICATION:

          a)   such interim Order as may be granted by this Honourable Court;

          b)   an Affidavit of David Lewis, to be sworn, with exhibits thereto;

          c) a further Affidavit to be sworn on behalf of Delano, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

          d) such further and others material as counsel may advise and this Honourable Court may permit.

April 22, 2002                                    GOODMANS LLP
                                                  Barristers & Solicitors
                                                  250 Younge Street, Suite 2400
                                                  Toronto, Canada M5B 2M6

                                                  Tom Friedland LSUC#:31848L
                                                  Suzy Kauffman LSUC#:41703D
                                                  Kelly Friedman LSUC#:38228W

                                                  Tel: (416) 979-2211
                                                  Fax: (416) 979-1234

                                                  Solicitors for the Applicant,
                                                  Delano Technology Corporation

DELANO TECHNOLOGY    IN THE MATTER OF AN APPLICATION UNDER      Commercial List
  CORPORATION        SECTION 182, BUSINESS CORPORATIONS ACT,      Court File
                     R.S.O. 1990, B.16,  AS AMENDED, AND        No: 02-CL-4475
         Applicant   RULES 14.05(2) AND 14.05(3) OF THE RULES
                     OF CIVIL PROCEDURE
------------------------------------------------------------------------------

                                             ONTARIO SUPERIOR COURT OF JUSTICE
                                                      COMMERCIAL LIST

                                              Proceeding commenced at Toronto

                                             ---------------------------------

                                                     NOTICE OF APPLICATION
                                                  (RETURNABLE JULY 30, 2002)

                                             ---------------------------------

                                             GOODMANS LLP
                                             Barristers & Solicitors
                                             250 Yonge Street, Suite 2400
                                             Toronto, Canada M5B 2M6

                                             Tom Friedland LSUC#: 31848L
                                             Suzy Kauffman LSUC#: 41703D
                                             Kelly Friedman LSUC#: 38228W

                                             Tel: (416) 979-2211
                                             Fax: (416) 979-1234

                                             Solicitors for the Applicant,
                                             Delano Technology Corporation

                                   ANNEX C

                          FORM OF PLAN OF ARRANGEMENT

                                                                   FINAL VERSION

                               PLAN OF ARRANGEMENT
                                UNDER SECTION 182
                   OF THE BUSINESS CORPORATIONS ACT (ONTARIO)


                                    ARTICLE 1
                                 INTERPRETATION

1.1      DEFINITIONS

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

         "AFFILIATE" has the meaning ascribed thereto in the OBCA.

         "ARRANGEMENT" means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement and subject to any amendments or variations thereto made in accordance with the Combination Agreement, this Plan of Arrangement or made at the direction of the Court in the Final Order.

         "ARRANGEMENT RESOLUTION" means the special resolution of the Company Shareholders, to be substantially in the form and content of Exhibit B to the Combination Agreement.

         "ARTICLES OF ARRANGEMENT" means the articles of arrangement of Company in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made.

         "BUSINESS DAY" means any day on which commercial banks are open for business in Toronto, Ontario and Chicago, Illinois other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under applicable laws or in Chicago, Illinois under applicable laws.

         "CANADIAN RESIDENT" means a resident of Canada for purposes of the ITA.

         "CERTIFICATE" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed.

         "CHANGE IN LAW EXCHANGE DATE" has the meaning ascribed thereto in section 5.3(2).

         "COMBINATION AGREEMENT" means the combination agreement dated as of March 12, 2002 by and between Parent and Company, as further amended, supplemented and/or restated in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement.

         "COMPANY" means Delano Technology Corporation, a corporation existing under the laws of Ontario.

         "COMPANY CIRCULAR" means the notice of the Company Meeting and accompanying management information circular, including all appendices thereto, to be sent to Company Shareholders in connection with the Company Meeting.

         "COMPANY COMMON SHARES" means the outstanding common shares in the capital of Company.

         "COMPANY MEETING" means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and vote upon the Arrangement.

         "COMPANY MEETING DATE" means the date of the Company Meeting.

         "COMPANY OPTIONS" means the Company Common Share purchase options granted under the Company Stock Option Plans.

         "COMPANY SHAREHOLDERS" means holders of Company Common Shares.

         "COMPANY STOCK OPTION PLANS" means the Company Employee Stock Purchase Plans adopted by Company board of directors on January 25, 1999 and also the Company Employee Stock Option Plan adopted by Company board of directors on March 5, 1999 as amended and restated on July 20, 2000.

         "COMPANY WARRANTS" means the share purchase warrants to purchase a total of 36,723 Company Common Shares.

         "COURT" means the Ontario Superior Court of Justice.

         "CURRENT MARKET PRICE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "DEPOSITARY" means [- ] at its offices set out in the Letter of Transmittal and Election Form.

         "DIRECTOR" means the Director appointed pursuant to section 278 of the OBCA.

         "DISSENT RIGHTS" has the meaning ascribed thereto in section 3.1.

         "DISSENTING SHAREHOLDER" means a holder of Company Common Shares who dissents in respect of the Arrangement in accordance with the Dissent Rights.

         "DIVIDEND AMOUNT" means an amount equal to the full amount of all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such share by Parent from such holder.

         "EFFECTIVE DATE" means the date shown on the Certificate.

         "EFFECTIVE TIME" means 12:01 a.m. (Toronto time) on the Effective Date.

         "ELECTION DEADLINE" means 4:00 p.m. (Toronto time) at the place of deposit on the date which is two Business Days prior to the Company Meeting Date.

         "EXCHANGE RATIO" means, subject to adjustment, if any, as provided herein, 1.187.

         "EXCHANGEABLE ELECTED SHARE" means any Company Common Share in respect of which a Company Common Shareholder shall have validly elected, in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline, to exchange for Exchangeable Shares (and certain ancillary rights) provided however that in order for any such election to be valid only Company Common Shareholders who are either, (1) Canadian Residents not exempt from tax under Part I of the ITA holding Company Common Shares on their own behalf or (2) Persons who hold Company Common Shares on behalf of one or more Canadian Residents not exempt from tax under Part I of the ITA shall be entitled to elect to receive Exchangeable Shares and any election by any other Company Common Shareholder shall be invalid.

         "EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of the Company, having the rights, privileges, restrictions and conditions set out in the Exchangeable Share Provisions.

         "EXCHANGEABLE SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be as set out in Appendix 1.

         "EXCHANGEABLE SHARE SUPPORT AGREEMENT" means an agreement made among Parent and Company substantially in the form and content of Exhibit D to the Combination Agreement, as amended pursuant to the terms of the Exchangeable Share Support Agreement.

         "EXCHANGEABLE SHARE VOTING EVENT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "EXEMPT EXCHANGEABLE SHARE VOTING EVENT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "FINAL ORDER" means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

         "GOVERNMENTAL ENTITY" means any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule-or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange, including without limitation the TSE or the Nasdaq.

         "HOLDERS" means, (a) when used with reference to any shares, the holders of such shares shown from time to time in the register maintained by or on behalf of the applicable corporation in respect thereof and (b) when used with reference to Company Options, the holders thereof from time to time.

         "INTERIM ORDER" means the interim order of the Court, as the same may be amended, in respect of the Arrangement as contemplated by section
         2.3 of the Combination Agreement.

         "ITA" means the Income Tax Act (Canada), as amended.

         "LETTER OF TRANSMITTAL AND ELECTION FORM" means the letter of transmittal and election form for use by Company Shareholders in the form accompanying the Company Circular.

         "LIQUIDATION AMOUNT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "LIQUIDATION CALL PURCHASE PRICE" has the meaning ascribed thereto in section 5.1(1).

         "LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in section 5.1(1).

         "LIQUIDATION DATE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "NASDAQ" means the Nasdaq National Market or its successor.

         "OBCA" means the Business Corporations Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Date.

         "PARENT" means divine, Inc. a corporation existing under the laws of Delaware.

         "PARENT CALL RIGHT" has the meaning ascribed thereto in section 5.3(1).

         "PARENT CALL PURCHASE PRICE" has the meaning ascribed thereto in section 5.3(1).

         "PARENT COMMON SHARES" means the shares of common stock in the capital of Parent and any other securities into which such shares may be changed, and in the event of any transaction described in section 11.3 of the Exchangeable Share Provisions, the corresponding shares in the capital of Parent Successor.

         "PARENT CONTROL TRANSACTION" has the meaning ascribed thereto in the Exchangeable Share Provisions. "PERSON" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

         "PLAN OF ARRANGEMENT", "HEREOF", "HEREUNDER" and similar expressions means this Plan of Arrangement, including the appendices hereto and includes any agreement or instrument supplementary or ancillary hereto and any amendments or variations hereto made in accordance herewith or made at the direction of the Court.

         "REDEMPTION CALL PURCHASE PRICE" has the meaning ascribed thereto in section 5.2(1).

         "REDEMPTION CALL RIGHT" has the meaning ascribed thereto in section 5.2(1).

         "REDEMPTION DATE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "REDEMPTION PRICE" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "REPLACEMENT OPTION" has the meaning ascribed thereto in section
         2.2(g).

         "RETRACTION CALL RIGHT" has the meaning ascribed thereto in the Exchangeable Share Provisions.

         "REVISED WARRANT" has the meaning ascribed thereto in section 2.2(h).

         "SPECIAL VOTING SHARE" has the meaning ascribed thereto in the Voting and Exchange Trust Agreement.

         "STAMP TAXES" means all stamp, registration and transfer taxes and duties or their equivalents plus interest and penalties in respect thereof in all jurisdictions where such taxes and duties are payable as a result of any of the transactions contemplated by this Plan of Arrangement.

         "TRANSFER AGENT" means [- ] or such other person as may from time to time be appointed by Company as the registrar and transfer agent for the Exchangeable Shares.

         "TRUSTEE" means the trustee chosen by Parent, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

         "TSE" means The Toronto Stock Exchange or its successors.

         "VOTING AND EXCHANGE TRUST AGREEMENT" means an agreement made among Parent, Company and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit E to the Combination Agreement, as amended pursuant to the terms of the Voting and Exchange Trust Agreement.

1.2      SECTIONS AND HEADINGS

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an article, a section or an exhibit refers to the specified article or section of or exhibit to this Plan of Arrangement.

1.3      NUMBER, GENDER AND PERSONS

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

1.4      DATE FOR ANY ACTION

In the event that any date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

                                    ARTICLE 2
                                   ARRANGEMENT

2.1      BINDING EFFECT

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Company and Parent, (ii) all holders and all beneficial owners of Company Common Shares, Company Options and Replacement Options, (iii) all holders and all beneficial owners of Exchangeable Shares from time to time; and (iv) all holders and beneficial owners of Parent Common Shares received in exchange for Company Common Shares or Exchangeable Shares or on exercise of Replacement Options.

2.2      ARRANGEMENT

Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (except that the exchange of shares pursuant to section 2.2(c), and the entering into of the Exchangeable Share Support Agreement and the Voting and Exchange Trust Agreement pursuant to section 2.2(f) shall occur and shall be deemed to occur simultaneously) without any further act or formality:

         (a)      each Company Common Share other than,

                  (i) Company Common Shares held by Parent or any Affiliate thereof;

                  (ii)     Exchangeable Elected Shares; and

                  (iii) Company Common Shares of Dissenting Shareholders described in section 3.1(a) (which shall be cancelled as of the Effective Time),

                  shall be transferred by the holder thereof to Parent, without any further act or formality and free and clear of all liens, claims and encumbrances, in exchange for a number of Parent Common Shares equal to the Exchange Ratio;

         (b)      Company shall reorganize its share capital, by

                  (i) creating as a class of shares in the capital of Company an unlimited number of Exchangeable Shares;

                  (ii) eliminating as a class of shares in the capital of Company the Class "A" Preferred Shares, Class "B" Preferred Shares and Class "C" Preferred Shares, none of which are outstanding, so that, immediately thereafter, the authorized share capital of Company shall consist of an unlimited number of Exchangeable Shares and an unlimited number of Company Common Shares;

         (c) each Exchangeable Elected Share will be exchanged without any further act or formality and free and clear of all liens, claims and encumbrances, for a number of Exchangeable Shares equal to the Exchange Ratio;

         (d) the names of the holders of the Company Common Shares that are transferred to Parent or exchanged for Exchangeable Shares pursuant to sections 2.2(a) or (c), as the case may be, shall be removed from the applicable register of holders of Company Common Shares and added to the applicable register of holders of Parent Common Shares or Exchangeable Shares (respectively), and Parent shall be recorded as the registered holder of the Company Common Shares so transferred under section 2.2(a) and shall be deemed to be the legal and beneficial owner thereof;

         (e) the stated capital accounts of Company shall be adjusted as follows:

                  (i) there shall be deducted from the stated capital account of Company maintained for the Company Common Shares an amount obtained by multiplying the stated capital of all of the Company Common Shares by the number of Company Common Shares transferred to Company pursuant to section 3.1(a) and dividing that product by the total number of Company Common Shares outstanding immediately before the transfer in section 3.1(a);

                  (ii) there shall be deducted from the stated capital account of Company maintained for the Company Common Shares an amount obtained by multiplying the stated capital of all of the Company Common Shares immediately following the deduction in section 2.2(e)(i) by the number of Exchangeable Elected Shares and dividing that product by the total number of Company Common Shares outstanding immediately before the exchange in section 2.2(c);

                  (iii) there shall be added to the stated capital account of Company maintained for the Exchangeable Shares an amount equal to the amount deducted pursuant to section 2.2(e)(ii) from the stated capital account maintained for the Company Common Shares;

         (f) coincident with the share exchanges set out in section 2.2(c), Parent and Company shall execute the Exchangeable Share Support Agreement and Parent, Company and the Trustee shall execute the Voting and Exchange Trust Agreement and Parent shall issue to and deposit with the Trustee the Special Voting Share, in consideration of the payment to Parent of US$1.00, to be thereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares in accordance with the Voting and Exchange Trust Agreement. All rights of holders of Exchangeable Shares under the Voting and Exchange Trust Agreement shall be received by them as part of the rights attaching to the Exchangeable Shares; and

         (g) subject to applicable laws and regulatory requirements, each outstanding Company Option outstanding at the Effective Time that has not been cancelled, terminated or duly exercised prior to the Effective Time shall be exchanged for an option (a "REPLACEMENT OPTION") to purchase from Parent or the Company, as Parent may determine, a number of Parent Common Shares equal to the product of the Exchange Ratio multiplied by the number of Company Common Shares subject to such Company Option. Such Replacement Option shall provide for an exercise price per Parent Common Share equal to the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in the total Replacement Options of a particular holder being exercisable for a total number of Parent Common Shares that includes a fraction of a Parent Common Share, then the total number of Parent Common Shares subject to such holder's total Replacement Options shall be rounded down to the next whole number of Parent Common Shares and the total exercise price for such Replacement Options shall be reduced by the exercise price of the fractional Parent Common Share rounded up to the nearest cent. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a Replacement Option will be the same as the Company Option for which it is exchanged, and any document or agreement previously evidencing a Company Option shall thereafter evidence and be deemed to evidence such Replacement Option.

         (h) subject to applicable laws and regulatory requirements, each outstanding Company Warrant outstanding at the Effective Time shall be amended (a "Revised Warrant") to provide for the purchase of the number of Parent Common Shares equal to the product of the Exchange Ratio multiplied by the number of Company Common Shares subject to such Company Warrant. Such Revised Warrant shall provide for an exercise price per Parent Common Share equal to the exercise price per Company Common Share of such Company Warrant immediately prior to the Effective Time divided by the Exchange Ratio. If the foregoing calculation results in the total Revised Warrants of a particular holder being exercisable for a total number of Parent Common Shares that includes a fraction of a Parent Common Share, then the total number of Parent Common Shares subject to such holder's total Revised Warrants shall be rounded down to the next whole number of Parent Common Shares and the total exercise price for such Revised Warrants shall be reduced by the exercise price of the fractional Parent Common Share rounded up to the nearest cent. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of a Revised Warrant will be the same as they were prior to such amendments, and any document or agreement previously evidencing a Company Warrant shall thereafter evidence and be deemed to evidence such Revised Warrant.

2.3      ADJUSTMENTS TO EXCHANGE RATIO

The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Shares or Company Common Shares, other than stock dividends paid in lieu of ordinary course dividends), merger, consolidation, reorganization, recapitalization or other like change with respect to Parent Common Shares or Company Common Shares occurring after the date of the Combination Agreement and prior to the Effective Time.

                                    ARTICLE 3
                                RIGHTS OF DISSENT

3.1      RIGHTS OF DISSENT

Holders of Company Common Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this section 3.1 (the "DISSENT RIGHTS") in connection with the Arrangement; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Company not later than 4:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

         (a) are ultimately determined to be entitled to be paid fair value for their Company Common Shares, shall be deemed to have transferred such Company Common Shares immediately prior to the Effective Time to Company, without any further act or formality, and free and clear of all liens, claims and encumbrances, and such shares shall be cancelled as of the Effective Time, or

         (b) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Company Common Shares who did not make a valid election to receive Exchangeable Shares and shall receive Parent Common Shares in exchange for their Company Common Shares on the basis determined in accordance with section 2.2(a) above;

but in no case shall Parent, Company, the Depositary or any other Person be required to recognize such Dissenting Shareholders as holders of Company Common Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the registers of holders of Company Common Shares at the Effective Time.

                                    ARTICLE 4
                       CERTIFICATES AND FRACTIONAL SHARES

4.1      ISSUANCE OF CERTIFICATES REPRESENTING EXCHANGEABLE SHARES

At or promptly after the Effective Time, Company shall deposit with the Depositary, for the benefit of the holders of Company Common Shares who have made a valid election to receive Exchangeable Shares in connection with the Arrangement, certificates representing that number of whole Exchangeable Shares to be delivered pursuant to section 2.2(c). Upon surrender to the

Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Company Common Shares which were exchanged for Exchangeable Shares under the Arrangement, together with such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Exchangeable Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in lieu of fractional Exchangeable Shares pursuant to section 4.4, in each case, less any amounts withheld pursuant to section 4.7), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares that was not registered in the transfer records of Company, a certificate representing the proper number of Exchangeable Shares may, subject to section 2.2, be issued to the transferee if the certificate which immediately prior to the Effective Time represented Company Common Shares that were exchanged for Exchangeable Shares under the Arrangement, is presented to the Depositary accompanied by all documents required to evidence and effect such transfer. Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged for Exchangeable Shares under the Arrangement, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing Exchangeable Shares as contemplated by this section 4.1, (ii) a cash payment in lieu of any fractional Exchangeable Shares as contemplated by section 4.4 and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Exchangeable Shares as contemplated by section 4.3, in each case, less any amounts withheld pursuant to section 4.7.

4.2      EXCHANGE OF CERTIFICATES FOR PARENT COMMON SHARES

At or promptly after the Effective Time, Parent shall deposit or cause the deposit with the Depositary, for the benefit of the holders of Company Common Shares who will receive Parent Common Shares on the Arrangement, certificates representing that number of whole Parent Common Shares to be delivered pursuant to section 2.2(a). Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more Company Common Shares that were exchanged for Parent Common Shares under the Arrangement, together with such other documents and instruments as would have been required to effect the transfer of the Company Common Shares under the OBCA and the bylaws of the Company, as applicable, and such other documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Parent Common Shares which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to section 4.3 and any cash in lieu of fractional Parent Common Shares pursuant to section 4.4, less any amounts withheld pursuant to section 4.7), and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Shares that was not registered in the transfer records of Company, a certificate representing the proper number of Parent Common Shares may, subject to section 2.2, be issued to the transferee if the certificate which immediately prior to the Effective Time represented Company Common Shares that were exchanged for Parent Common Shares under the Arrangement, is presented to the Depositary, accompanied by all documents reasonably required to evidence and effect such transfer. Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged for Parent Common Shares under the Arrangement, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (i) a certificate representing the Parent Common Shares as contemplated by this section 4.2, (ii) a cash payment in lieu of fractional Parent Common Shares as contemplated by section 4.4 and (iii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to Parent Common Shares as contemplated by section 4.3, in each case, less any amounts withheld pursuant to section 4.7.

4.3      DISTRIBUTIONS WITH RESPECT TO UNSURRENDERED CERTIFICATES

No dividends or other distributions declared or made after the Effective Time with respect to Exchangeable Shares or Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged pursuant to section 2.2(a) or (c), and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to section 4.4, unless and until the holder of such certificate shall surrender such certificate in accordance with section 4.1 or 4.2, as the case may be. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the holder of the certificates representing Company Common Shares without interest, (i) the amount of any cash payable in lieu of a fractional share to which such holder is entitled pursuant to section 4.4, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Exchangeable Shares or Parent Common Shares, as the case may be, to which such holder is entitled pursuant hereto and (iii) to the extent not paid under clause
(ii), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Exchangeable Shares or Parent Common Shares, as the case may be.

4.4      NO FRACTIONAL SHARES

No certificates representing fractional Exchangeable Shares or fractional Parent Common Shares shall be issued upon the surrender for exchange of certificates pursuant to sections 4.1 or 4.2 and no dividend, stock split or other change in the capital structure of Company or Parent shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Company or Parent. In lieu of any such fractional securities, each Person otherwise entitled to a fractional interest in an Exchangeable Share or a Parent Common Share will be entitled to receive a cash payment equal to such Person's pro rata portion of the net proceeds after expenses received by the Depositary upon the sale of whole shares representing an accumulation of all fractional interests in Parent Common Shares to which all such Persons would otherwise be entitled (either directly or upon an exchange of all such fractional Exchangeable Shares for Parent Common Shares). The Depositary will sell such Parent Common Shares on the Nasdaq as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary, pro rata in relation to the respective fractions, among Persons otherwise entitled to receive such fractional interests. A holder of an Exchangeable Share shall not be entitled to any fraction of a Parent Common Share upon the exercise by Parent of the Liquidation Call Right, the Redemption Call Right or the Parent Call Right and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from Parent on the designated payment date a cash payment equal to such fractional interest multiplied by the Current Market Price.

4.5      LOST CERTIFICATES

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged pursuant to section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Exchangeable Shares or Parent Common Shares (and a cheque for any dividends or distributions with respect thereto and any cash pursuant to section 4.4) deliverable in accordance with section 2.2 and such holder's Letter of Transmittal and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom cash and/or certificates representing Exchangeable Shares or Parent Common Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Company, Parent and their respective transfer agents in such sum as Company or Parent may direct or otherwise indemnify Company, Parent and the Depositary in a manner satisfactory to Company and Parent against any claim that may be made against Company, Parent and/or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6      EXTINCTION OF RIGHTS

Any certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged pursuant to section 2.2(a) or (c) that is not deposited with all other instruments required by section 4.1 or 4.2, as the case may be, on or prior to the third anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a shareholder of Company or Parent. On such date, the Exchangeable Shares (and ancillary rights) or Parent Common Shares (and cash in lieu of fractional interests therein, as provided in section 4.4) and any dividends or distributions with respect to either the Exchangeable Shares or Parent Common Shares to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent. None of Parent, Company or the Depositary shall be liable to any person in respect of any Exchangeable Shares or Parent Common Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

4.7      WITHHOLDING RIGHTS

Company, Parent, the Depositary and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Company Common Shares, Parent Common Shares or Exchangeable Shares such amounts as Company, Parent, the Depositary or the Transfer Agent (i) is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded; (ii) may be liable to pay in accordance with section 116 of the ITA or any corresponding provisions of provincial law; or (iii) may reasonably incur as costs or expenses in connection with such withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided (in the case of amounts withheld under (i) or (ii) above) that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount to be withheld hereunder from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Company, Parent, the Depositary and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Company, Parent, the Depositary or the Transfer Agent, as the case may be, to enable it to effect such withholding in cash, and Company, Parent, the Depositary or the Transfer Agent shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

                                    ARTICLE 5
             CERTAIN RIGHTS OF PARENT TO ACQUIRE EXCHANGEABLE SHARES

5.1      PARENT LIQUIDATION CALL RIGHT

In addition to Parent's rights contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right, Parent shall have the following rights in respect of the Exchangeable Shares:

(1) Parent shall have the overriding right (the "LIQUIDATION CALL RIGHT"), in the event of and notwithstanding the proposed liquidation, dissolution or winding-up of Company or any other distribution of the assets of Company for the purpose of winding up its affairs pursuant to
         Article 5 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares that is Parent or an Affiliate of Parent) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Parent to each such holder of an amount per Exchangeable Share (the "LIQUIDATION CALL PURCHASE PRICE") equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by Parent delivering or causing to be delivered to such holder one Parent Common Share, plus
         (ii) any Dividend Amount. In the event of the exercise of the Liquidation Call Right by Parent, each holder (other than Parent and its Affiliates) shall be obligated to sell all the Exchangeable Shares held by the holder to Parent on the Liquidation Date on payment by Parent to the holder of the Liquidation Call Purchase Price for each such share, and Company shall have no obligation to pay any Liquidation Amount to the holders of such shares so purchased by Parent.

(2) To exercise the Liquidation Call Right, Parent must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Company of Parent's intention to exercise such right at least 45 days before the Liquidation Date in the case of a voluntary liquidation, dissolution or winding-up of Company or any other distribution of the assets of Company for the purpose of winding up its affairs and at least five Business Days before the Liquidation Date in the case of an involuntary liquidation, dissolution or winding-up of Company. The Transfer Agent will notify the holders of Exchangeable

         Shares as to whether or not Parent has exercised the Liquidation Call Right forthwith after the expiry of the period during which the same may be exercised by Parent. If Parent exercises the Liquidation Call Right, then on the Liquidation Date, Parent will purchase and the holders (other than Parent and its Affiliates) will sell all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Call Purchase Price.

(3) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, Parent shall deposit or cause to be deposited with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Parent Common Shares deliverable by Parent and a cheque or cheques of Parent payable at par at any branch of the bankers of Parent representing the aggregate Dividend Amount, if any, in payment of the total Liquidation Call Purchase Price for all holders of Exchangeable Shares (other than Parent and its Affiliates), less any amounts withheld pursuant to section 4.7. Provided that Parent has complied with the immediately preceding sentence, on and after the Liquidation Date, each holder of Exchangeable Shares (other than Parent and its Affiliates) shall cease to be a holder of Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive, without interest, its proportionate part of the total Liquidation Call Purchase Price payable by Parent upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Parent Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the by-laws of Company and such additional documents, instruments and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Parent shall deliver to such holder, certificates representing the Parent Common Shares to which the holder is entitled and a cheque or cheques of Parent payable at par at any branch of the bankers of Parent in payment of the remaining portion, if any, of the total Liquidation Call Purchase Price, less any amounts withheld pursuant to section 4.7. If Parent does not exercise the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by Company in connection with the liquidation, dissolution or winding-up of Company or any other distribution of the assets of Company for the purpose of winding up its affairs pursuant to Article 5 of the Exchangeable Share Provisions.

5.2      PARENT REDEMPTION CALL RIGHT

In addition to Parent's rights contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right, Parent shall have the following rights in respect of the Exchangeable Shares:

(1) Parent shall have the overriding right (the "REDEMPTION CALL RIGHT"), notwithstanding the proposed redemption of the Exchangeable Shares by Company pursuant to Article 7 of the Exchangeable Share Provisions, to purchase from all but not less than all of the holders of Exchangeable Shares (other than any holder of Exchangeable Shares that is Parent or an Affiliate of Parent) on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Parent to each such holder of an amount per Exchangeable Share (the "REDEMPTION CALL PURCHASE PRICE") equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Redemption Date, which shall be satisfied in full by Parent delivering or causing to be delivered to such holder one Parent Common Share, plus (ii) any Dividend Amount. In the event of the exercise of the Redemption Call Right by Parent, each holder (other than Parent and its Affiliates) shall be obligated to sell all the Exchangeable Shares held by the holder to Parent on the Redemption Date on payment by Parent to the holder of the Redemption Call Purchase Price for each such share, and Company shall have no obligation to redeem, or to pay any Dividend Amount in respect of, such shares so purchased by Parent.

(2) To exercise the Redemption Call Right, Parent must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Company of Parent's intention to exercise such right at least 60 days before the Redemption Date, except in the case of a redemption occurring as a result of a Parent Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, in which case Parent shall so notify the Transfer Agent and Company on or before the Redemption Date. The Transfer Agent will notify the holders of the Exchangeable Shares as to whether or not Parent has exercised the Redemption Call Right forthwith after the expiry of the period during which the same may be exercised by Parent. If Parent exercises the Redemption Call Right, on the Redemption Date, Parent will purchase and the holders (other than Parent and its Affiliates) will sell all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Call Purchase Price.

(3) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, Parent shall deposit or cause to be deposited with the Transfer Agent, on or before the Redemption Date, certificates representing the aggregate number of Parent Common Shares deliverable by Parent and a cheque or cheques of Parent payable at par at any branch of the bankers of Parent representing the aggregate Dividend Amount, if any, in payment of the total Redemption Call Purchase Price for all holders of Exchangeable Shares (other than Parent and its Affiliates), less any amounts withheld pursuant to section 4.7. Provided that Parent has complied with the immediately preceding sentence, on and after the Redemption Date each holder of Exchangeable Shares (other than Parent and its Affiliates) shall cease to be a holder of the Exchangeable Shares and shall not be entitled to exercise any of the rights of holders of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive, without interest, its proportionate part of the total Redemption Call Purchase Price payable by Parent upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Redemption Date be considered and deemed for all purposes to be the holder of the Parent Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the by-laws of Company and such additional documents, instruments and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Parent shall deliver to such holder, certificates representing the Parent Common Shares to which the holder is entitled and a cheque or cheques of Parent payable at par at any branch of the bankers of Parent in payment of the remaining portion, if any, of the total Redemption Call Purchase Price, less any amounts withheld pursuant to section 4.7. If Parent does not exercise the Redemption Call Right in the manner described above, on the Redemption Date the holders of the Exchangeable Shares will be entitled to receive in exchange therefor the Redemption Price otherwise payable by Company in connection with the redemption of the Exchangeable Shares pursuant to
         Article 7 of the Exchangeable Share Provisions, together with accrued and unpaid dividends on such Exchangeable Shares held by the holder on any dividend record date prior to the Redemption Date.

5.3      PARENT CALL RIGHT

In addition to Parent's rights contained in the Exchangeable Share Provisions, including, without limitation, the Retraction Call Right, Parent shall have the following rights in respect of the Exchangeable Shares:

(1) Parent will have the right (the "PARENT CALL RIGHT") to purchase from all but not less than all of the holders of Exchangeable Shares (other than Parent and its Affiliates) on the Change in Law Exchange Date all but not less than all of the Exchangeable Shares held by each such holder on payment by Parent of an amount per Exchangeable Share (the "PARENT CALL PURCHASE PRICE") equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Change in Law Exchange Date, which shall be satisfied in full by Parent delivering or causing to be delivered to such holder one Parent Common Share, plus, (ii) any Dividend Amount. In the event of the exercise of the Parent Call Right by Parent each holder (other than Parent and its Affiliates) shall be obligated to sell all of the Exchangeable Shares held by such holder to Parent on the Change in Law Exchange Date on payment by Parent to the holder of the Parent Call Purchase Price for each such share.

(2) To exercise the Parent Call Right, (i) Parent must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and Company of Parent's intention to exercise such right at least 45 days before the Business Day on which the purchase of such Exchangeable Shares shall occur (the "CHANGE IN LAW EXCHANGE DATE") and (ii) Parent must deliver to the Trustee an opinion in writing signed by Canadian counsel to Parent (which counsel must be acceptable to the Trustee) stating that since the Effective Date there has been a change enacted to the ITA and any corresponding Ontario legislation to the effect that the sale of Exchangeable Shares to Parent pursuant to the Parent Call Right by beneficial owners of Exchangeable Shares (other than Parent and its Affiliates) who are Canadian Residents and who hold their Exchangeable Shares as capital property for the purposes of the ITA and any corresponding Ontario legislation will qualify as a tax deferred transaction for purposes of the ITA and any corresponding Ontario legislation, which opinion, for greater certainty, shall take into account in determining the tax deferred nature of such sale pursuant to the Parent Call Right the disposition and receipt of any rights pursuant to a shareholder rights plan of Company or Parent. The Transfer Agent will notify the holders of Exchangeable Shares that the Parent Call Right has been exercised by Parent. If Parent exercises the Parent Call Right, then on the Change in Law Exchange Date Parent will purchase and the holders (other than Parent and its Affiliates) will sell to Parent all of the Exchangeable Shares held by such holders for a price per share equal to the Parent Call Purchase Price.

(3) For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Parent Call Right, Parent shall deposit or cause to be deposited with the Transfer Agent, on or before the Change in Law Exchange Date, certificates representing the aggregate number of Parent Common Shares deliverable by Parent and a cheque or cheques of Parent payable at par at any branch of the bankers of Parent representing the aggregate Dividend Amount, if any, in payment of the total Parent Call Purchase Price for all holders of Exchangeable Shares (other than Parent and its Affiliates) less any amounts withheld pursuant to section 4.7. Provided that Parent has complied with the immediately preceding sentence, on and after the Change in Law Exchange Date, each holder of Exchangeable Shares (other than Parent and its Affiliates) shall cease to be a holder of Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement) other than the right to receive, without interest, its proportionate part of the total Parent Call Purchase Price payable by Parent upon presentation and surrender by such holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Change in Law Exchange Date be considered and deemed for all purposes to be the holder of the Parent Common Shares to which it is entitled. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the by-laws of Company and such additional documents, instruments and payments (including, without limitation, any applicable Stamp Taxes) as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Transfer Agent on behalf of Parent shall deliver to such holder, certificates representing the Parent Common Shares to which the holder is entitled and a cheque or cheques of Parent payable at par at any branch of the bankers of Parent in payment of the remaining portion, if any, of the Parent Call Purchase Price less any amounts withheld pursuant to section 4.7 hereof.

5.4 Parent shall have the right at its sole discretion to cause an Affiliate of Parent that is a wholly-owned entity disregarded for United States federal income tax purposes to exercise the Liquidation Call Right, Redemption Call Right or Parent Call Right in any circumstance in which Parent is entitled to exercise any of such rights, and in such event references to Parent herein in respect of any such exercise of such rights shall be read as a reference to such Affiliate, as appropriate in the circumstances.

                                    ARTICLE 6
                                   AMENDMENTS

6.1      AMENDMENTS TO PLAN OF ARRANGEMENT

(1) Company reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Shareholders if and as required by the Court.

(2) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company at any time prior to the Company Meeting (provided that Parent shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (subject to the requirements of the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3) Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only (i) if it is consented to by each of Company and Parent and (ii) if required by the Court, it is consented to by Company Shareholders voting in the manner directed by the Court.

(4) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of Exchangeable Shares.

                                    ARTICLE 7
                               FURTHER ASSURANCES

7.1      FURTHER ASSURANCES

Each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

                     APPENDIX 1 TO THE PLAN OF ARRANGEMENT
                PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES

                                                                   FINAL VERSION



                                   APPENDIX 1
                           TO THE PLAN OF ARRANGEMENT


                           PROVISIONS ATTACHING TO THE
                               EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

                                   ARTICLE 1
                                 INTERPRETATION

1.1   For the purposes of these share provisions:

      "AFFILIATE" has the meaning ascribed thereto in the OBCA.

      "ARRANGEMENT" means an arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, to which Plan of Arrangement these share provisions are attached as Appendix 1 and which Plan of Arrangement (other than Appendix 1 thereto) is attached to these share provisions as Exhibit A.

      "BOARD OF DIRECTORS" means the Board of Directors of the Company.

      "BUSINESS DAY" means any day on which commercial banks are open for business in Toronto, Ontario and Chicago, Illinois other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under applicable laws or in Chicago, Illinois under applicable laws.

      "CANADIAN DOLLAR EQUIVALENT" means in respect of an amount expressed in a currency other than Canadian dollars (the "FOREIGN CURRENCY AMOUNT") at any date the product obtained by multiplying:

      (a)   the Foreign Currency Amount; by

      (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such spot exchange rate on such date for such foreign currency expressed in Canadian dollars as may be determined by the Board of Directors to be appropriate for such purpose.

      "COMBINATION AGREEMENT" means the combination agreement dated as of March 12, 2002 between Parent and the Company, as further amended, supplemented and/or restated in accordance with its terms prior to the Effective Date, providing for, among other things, the Arrangement.

      "COMMON SHARES" means the common shares in the capital of the Company.

      "COMPANY" means Delano Technology Corporation, a corporation existing under the OBCA.

      "CURRENT MARKET PRICE" means, in respect of a Parent Common Share on any date, the Canadian Dollar Equivalent of the average of the closing prices of Parent Common Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the Nasdaq or, if the Parent Common Shares are not then quoted on the Nasdaq, on such other stock exchange or automated quotation system on which the Parent Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Parent Common Shares during such period does not create a market which reflects the fair market value of a Parent Common Share, then the Current Market Price of a Parent Common Share shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

      "DEPOSITARY" means any trust company in Canada selected by the Company for purposes of holding some or all of the total Liquidation Amount or total Redemption Price in accordance with Article 5 or 7, respectively.

      "DIRECTOR" means the Director appointed pursuant to section 278 of the OBCA.

      "DIVIDEND AMOUNT" means an amount equal to the full amount of all declared and unpaid dividends on an Exchangeable Share held by a holder on any dividend record date which occurred prior to the date of purchase of such share by Parent from such holder.

      "EFFECTIVE DATE" means the date shown on the certificate of arrangement to be issued by the Director giving effect to the Arrangement.

      "EXCHANGE RATIO" has the meaning ascribed thereto in the Plan of Arrangement.

      "EXCHANGEABLE SHARE SUPPORT AGREEMENT" means the Exchangeable Share Support Agreement made between Parent and the Company substantially in the form and content of Exhibit D to the Combination Agreement, as amended pursuant to the terms of the Exchangeable Share Support Agreement.

      "EXCHANGEABLE SHARE VOTING EVENT" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Company, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement.

      "EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth herein.

      "EXEMPT EXCHANGEABLE SHARE VOTING EVENT" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the economic equivalence of the Exchangeable Shares and the Parent Common Shares.

      "GOVERNMENTAL ENTITY" means any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule-or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange.

      "HOLDER" means, when used with reference to the Exchangeable Shares, a holder of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Company in respect of the Exchangeable Shares.

      "ITA" means Income Tax Act (Canada), as amended.

      "LIQUIDATION AMOUNT" has the meaning ascribed thereto in section 5.1 of these share provisions.

      "LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

      "LIQUIDATION DATE" has the meaning ascribed thereto in section 5.1 of these share provisions.

      "NASDAQ" means the Nasdaq National Market or its successor.

      "OBCA" means the Business Corporations Act (Ontario), as amended from time to time.

      "PARENT" means divine, Inc. a corporation existing under the laws of Delaware.

      "PARENT CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

      "PARENT COMMON SHARE" means a share of Class A common stock in the capital of Parent and any other securities into which such shares may be changed and, in the event of any transaction described in Section 11.3, the corresponding shares in the capital of Parent Successor.

      "PARENT CONTROL TRANSACTION" means any merger, amalgamation, arrangement, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Parent, or any proposal to do so.

      "PARENT DIVIDEND DECLARATION DATE" means the date on which the board of directors of Parent declares any dividend on the Parent Common Shares.

      "PERSON" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

      "PLAN OF ARRANGEMENT" means the plan of arrangement relating to the arrangement of the Company under section 182 of the OBCA, which plan of arrangement (other than Appendix 1) is attached to these share provisions as Exhibit A, and any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court.

      "PURCHASE PRICE" has the meaning ascribed thereto in section 6.3 of these share provisions.

      "REDEMPTION CALL PURCHASE PRICE" has the meaning ascribed thereto in the Plan of Arrangement. "REDEMPTION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

      "REDEMPTION DATE" means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the outstanding Exchangeable Shares (other than any such shares then held by Parent or an Affiliate of Parent) pursuant to Article 7 of these share provisions, which date shall be no earlier than the third anniversary of the Effective Date, unless:

      (a) at any time after the first anniversary of the Effective Date, there are fewer than - [INSERT NUMBER CALCULATED AS 30% OF THE EXCHANGEABLE SHARES (AS DETERMINED AS AT THE EFFECTIVE DATE)] outstanding (other than Exchangeable Shares held by Parent and its Affiliates, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date as they may determine, upon at least 60 days' prior written notice to the holders of the Exchangeable Shares and the Trustee;

      (b) at any time, there are fewer than - [INSERT NUMBERS CALCULATED AS 10% OF THE EXCHANGEABLE SHARES (AS DETERMINED AS AT THE EFFECTIVE
            DATE)] outstanding (other than Exchangeable Shares held by Parent and its Affiliates, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date as it may determine, upon at least 60 days' prior written notice to the holders of the Exchangeable Shares and the Trustee;

      (c) a Parent Control Transaction occurs, in which case, provided that the Board of Directors determines, in good faith and in its sole discretion, that the Parent Control Transaction involves a bona fide third party and is not for the primary purpose of causing the occurrence of a Redemption Date and that the redemption of all but not less than all of the outstanding Exchangeable Shares is necessary to enable the completion of such Parent Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days' prior written notice to the holders of the Exchangeable Shares as the Trustee and the Board of Directors may determine to be reasonably practicable in such circumstances;

      (d) an Exchangeable Share Voting Event is proposed and (i) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event, which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date, in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event, and (ii) the holders of the Exchangeable Shares fail to take the necessary action, at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action; or

      (e) an Exempt Exchangeable Share Voting Event is proposed and the holders of Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares, to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event, in which case the redemption date shall be the Business Day following the day on which the holders of the Exchangeable Shares failed to take such action, provided, however, that the failure or omission to give any notice of redemption under clauses (a), (b), (c), or (d) above to less than 20% of such holders of Exchangeable Shares shall not affect the validity of any such redemption.

      "REDEMPTION PRICE" has the meaning ascribed thereto in section 7.1 of these share provisions.

      "RETRACTED SHARES" has the meaning ascribed thereto in section 6.1(a) of these share provisions.

      "RETRACTION CALL NOTICE" has the meaning ascribed thereto in section 6.3 of these share provisions.

      "RETRACTION CALL RIGHT" has the meaning ascribed thereto in section 6.1(c) of these share provisions.

      "RETRACTION DATE" has the meaning ascribed thereto in section 6.1(b) of these share provisions.

      "RETRACTION PRICE" has the meaning ascribed thereto in section 6.1 of these share provisions.

      "RETRACTION REQUEST" has the meaning ascribed thereto in section 6.1 of these share provisions.

      "TRANSFER AGENT" means [ - ] or such other Person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares.

      "TRUSTEE" means the trustee chosen by Parent, acting reasonably, to act as trustee under the Voting and Exchange Trust Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting and Exchange Trust Agreement.

      "VOTING AND EXCHANGE TRUST AGREEMENT" means the agreement made among Parent, the Company and the Trustee in connection with the Plan of Arrangement substantially in the form and content of Exhibit E to the Combination Agreement, as amended pursuant to the terms of the Voting and Exchange Trust Agreement.

                                   ARTICLE 2
                         RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of all dividends provided for in Article 3 of these share provisions and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

                                    ARTICLE 3
                                    DIVIDENDS

3.1 A holder of an Exchangeable Share shall be entitled to receive and the Board of Directors shall, subject to applicable law, on each Parent Dividend Declaration Date, declare a dividend on each Exchangeable Share:

      (a) in the case of a cash dividend declared on the Parent Common Shares, in an amount in cash for each Exchangeable Share equal to and in the currency of or the Canadian Dollar Equivalent of the cash dividend declared on each Parent Common Share on the Parent Dividend Declaration Date;

      (b) in the case of a stock dividend declared on the Parent Common Shares to be paid in Parent Common Shares, by the issue by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the number of Parent Common Shares to be paid on each Parent Common Share unless in lieu of such stock dividend the Company elects to effect a corresponding and contemporaneous and economically equivalent (as determined by the Board of Directors in accordance with section 3.5 hereof) subdivision of the outstanding Exchangeable Shares; or

      (c) in the case of a dividend declared on the Parent Common Shares in property other than cash or Parent Common Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (to be determined by the Board of Directors as contemplated by section 3.5 hereof) the type and amount of property declared as a dividend on each Parent Common Share.

      Such dividends shall be paid out of money, assets or property of the Company properly applicable to the payment of dividends, or out of authorized but unissued shares of the Company, or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends other than or in excess of the dividends referred to in this section 3.1.

3.2 Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends contemplated by section 3.1(a) hereof and the sending of such a cheque to each holder of an Exchangeable Share shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends contemplated by section 3.1(b) hereof and the sending of such a certificate to each holder of an Exchangeable Share shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends contemplated by section 3.1(c) hereof shall be issued, distributed or transferred by the Company in such manner as it shall determine and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend that is represented by a cheque that has not been duly presented to the Company's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under section 3.1 hereof shall be the same dates as the record date and payment date, respectively, for the corresponding dividend declared on the Parent Common Shares.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under section 3.1 hereof the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Company shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

3.5 The Board of Directors shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of section 3.1 hereof, and each such determination shall be conclusive and binding on the Company and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

      (a) in the case of any stock dividend or other distribution payable in Parent Common Shares, the number of such shares issued as a result of such dividend or distribution in proportion to the number of Parent Common Shares previously outstanding;

      (b) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a Parent Common Share;

      (c) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Parent of any class other than Parent Common Shares, any rights, options or warrants other than those referred to in section 3.5(b) hereof, any evidences of indebtedness of Parent or any assets of Parent), the relationship between the fair market value (as determined by the Board of Directors) of such property to be issued or distributed with respect to each outstanding Parent Common Share and the Current Market Price of a Parent Common Share;

      (d) in the case of any subdivision, redivision or change of the then outstanding Parent Common Shares into a greater number of Parent Common Shares or the reduction, combination, consolidation or change of the then outstanding Parent Common Shares into a lesser number of Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting Parent Common Shares, the effect thereof upon the then outstanding Parent Common Shares; and

      (e) in all such cases, the general taxation consequences of the relevant event to beneficial owners of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to such owners determined as if they owned Parent Common Shares at the relevant time as a result of differing tax treatment under the laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates or the fact that Exchangeable Shares will not be listed on any stock exchange and without regard to the individual circumstances of beneficial owners of Exchangeable Shares).

                                   ARTICLE 4
                              CERTAIN RESTRICTIONS

4.1 So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in section 10.2 of these share provisions:

      (a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

      (b) redeem or purchase or make any capital distribution in respect of Common Shares or any other shares ranking junior to the Exchangeable Shares;

      (c) redeem or purchase any other shares of the Company ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidating distribution; or

      (d) issue any Exchangeable Shares or any other shares of the Company ranking equally with, or superior to, the Exchangeable Shares other than pursuant to a shareholders rights plan adopted by the Company or by way of stock dividends to the holders of such Exchangeable Shares.

      The restrictions in this Section 4.1 shall not apply if all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid on the Parent Common Shares shall have been declared and paid on the Exchangeable Shares.

                                   ARTICLE 5
                           DISTRIBUTION ON LIQUIDATION

5.1 In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the exercise by Parent of the Liquidation Call Right, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date (the "LIQUIDATION DATE") of such liquidation, dissolution or winding-up or other distribution, before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "LIQUIDATION AMOUNT") equal to the sum of: (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Liquidation Date, which shall be satisfied in full by the Company delivering or causing to be delivered to such holder one Parent Common Share, and (ii) an amount equal to all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Liquidation Date.

5.2 On or promptly after the Liquidation Date, and provided the Liquidation Call Right has not been exercised by Parent, the Company shall pay or cause to be paid to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the by-laws of the Company and such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by transferring or causing to be transferred to each holder the Parent Common Shares to which such holder is entitled and by delivering to such holder, at the address of such holder recorded in the register of shareholders of the Company for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, on behalf of the Company certificates representing Parent Common Shares (which shares shall be fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and a cheque of the Company payable at par at any branch of the bankers of the Company in respect of the remaining portion, if any, of the total Liquidation Amount (in each case, less any amounts withheld on account of tax pursuant to section 13.3). On and after the Liquidation Date, each holder of Exchangeable Shares shall cease to be a holder of Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder of Exchangeable Shares (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive its proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the holder shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the Liquidation Date to transfer or cause to be issued or transferred to, and deposited with, the Depositary the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof, such Liquidation Amount to be held by the Depositary as trustee for and on behalf of, and for the use and benefit of, such holders. Upon such deposit being made, the rights of a holder of Exchangeable Shares after such deposit shall be limited to receiving its proportionate part of the total Liquidation Amount for such Exchangeable Shares so deposited, without interest, (in each case less any amounts withheld on account of tax pursuant to section 13.3) against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the total Liquidation Amount, the holders of Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Parent Common Shares delivered to them or the Depositary on their behalf.

5.3 After the Company has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to section 5.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Company.

                                   ARTICLE 6
                   RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

6.1 A holder of Exchangeable Shares shall be entitled at any time, subject to the exercise by Parent of the Retraction Call Right and otherwise upon compliance with, and subject to, the provisions of this Article 6, to require the Company to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the sum of: (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Retraction Date (the "RETRACTION PRICE"), which shall be satisfied in full by the Company delivering or causing to be delivered to such holder one Parent Common Share for each Exchangeable Share presented and surrendered by the holder, and (ii) on the designated payment date therefor, the full amount of all declared and unpaid dividends on any such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Retraction Date. To effect such redemption, the holder shall present and surrender at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Company redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the by-laws of the Company and such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, and together with a duly executed statement (the "RETRACTION REQUEST") in the form of Schedule A hereto or in such other form as may be acceptable to the Company:

      (a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "RETRACTED SHARES") redeemed by the Company;

      (b) stating the Business Day on which the holder desires to have the Company redeem the Retracted Shares (the "RETRACTION DATE"), provided that the Retraction Date shall be not less than 7 Business Days nor more than 10 Business Days after the date on which the Retraction Request is received by the Company and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 10th Business Day after the date on which the Retraction Request is received by the Company;

      (c) acknowledging the overriding right (the "RETRACTION CALL RIGHT") of Parent to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to Parent in accordance with the Retraction Call Right on the terms and conditions set out in section 6.3 hereof; and

      (d) stating whether the holder is a resident or non-resident of Canada for the purposes of the ITA.

6.2 Subject to the exercise by Parent of the Retraction Call Right, upon receipt by the Company or the Transfer Agent in the manner specified in section 6.1 of a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Company shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall transfer or cause to be issued or transferred to such holder the Parent Common Shares to which such holder is entitled and shall comply with section 6.4 hereof. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Parent pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company.

6.3 Upon receipt by the Company of a Retraction Request, the Company shall immediately notify Parent thereof and shall provide to Parent a copy of the Retraction Request. In order to exercise the Retraction Call Right, Parent must notify the Company of its determination to do so (the "RETRACTION CALL NOTICE") within five Business Days of notification to Parent by the Company of the receipt by the Company of the Retraction Request. If Parent does not so notify the Company within such five Business Day period, the Company will notify the holder as soon as possible thereafter that Parent will not exercise the Retraction Call Right. If Parent delivers the Retraction Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Retraction Request shall thereupon be considered only to be an offer by the holder to sell the Retracted Shares to Parent in accordance with the Retraction Call Right. In such event, the Company shall not redeem the Retracted Shares and Parent shall purchase from such holder and such holder shall sell to Parent on the Retraction Date the Retracted Shares for a purchase price (the "PURCHASE PRICE") per share equal to the sum of: (i) the Retraction Price per share, and (ii) on the designated payment date therefor, to the extent not paid by the Company on or before the designated payment date therefor, any Dividend Amount. To the extent that Parent pays the Dividend Amount in respect of the Retracted Shares, the Company shall no longer be obligated to pay any declared and unpaid dividends on such Retracted Shares. Provided that Parent has complied with section 6.4 hereof, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Company of such Retracted Shares shall take place on the Retraction Date. In the event that Parent does not deliver a Retraction Call Notice within such five Business Day period, and provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7, the Company shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 6.

6.4 The Company or Parent, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Company for the Exchangeable Shares or at the address specified in the holder's Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, certificates representing the Parent Common Shares (which shares shall be fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request, and, if applicable and on or before the payment date therefor, a cheque payable at par at any branch of the bankers of the Company or Parent, as applicable, in an amount equal to declared and unpaid dividends or the aggregate Dividend Amount, as the case may be, in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case, less any amounts withheld on account of tax pursuant to section 13.3, and such delivery of such certificates and cheques on behalf of the Company or by Parent, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or total Purchase Price, as the case may be, to the extent that the same is represented by such share certificates and cheques (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

6.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive its proportionate part of the total Retraction Price or total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in section 6.4 hereof, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company or purchased by Parent shall thereafter be a holder of the Parent Common Shares delivered to it.

6.6 Notwithstanding any other provision of this Article 6, the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Company believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that Parent shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the Company shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company. In any case in which the redemption by the Company of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Company shall redeem Retracted Shares in accordance with section 6.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Company, representing the Retracted Shares not redeemed by the Company pursuant to section 6.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in section 6.7 and that Parent has not exercised the Retraction Call Right with respect to the Retracted Shares, the holder of such Retracted Shares not redeemed by the Company pursuant to section 6.2 as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to constitute notice by the holder to the Trustee instructing the Trustee to require Parent to, subject to applicable law, purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Parent to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

6.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Company before the close of business on the Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to Parent shall be deemed to have been revoked.

6.8 Parent shall have the right at its sole discretion to cause an Affiliate of Parent that is a wholly-owned entity disregarded for United States federal income tax purposes to exercise the Retraction Call Right in any circumstance in which Parent is entitled to exercise the Retraction Call Right, and in such event all references to Parent herein in respect of any such exercise of such right by any such Affiliate shall be read as a reference to such Affiliate, as appropriate in the circumstances.

                                   ARTICLE 7
                REDEMPTION OF EXCHANGEABLE SHARES BY THE COMPANY

7.1 Subject to applicable law, and provided Parent has not exercised the Redemption Call Right, the Company shall on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable Shares (other than any such shares then held by Parent or an Affiliate of Parent) for an amount per share equal to the sum of: (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the Redemption Date (the "REDEMPTION PRICE"), which shall be satisfied in full by the Company causing to be delivered to each holder of Exchangeable Shares one Parent Common Share for each Exchangeable Share held by such holder, together with (ii) the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date, less any amounts withheld on account of tax pursuant to section 13.3.

7.2 In any case of a redemption of Exchangeable Shares under this Article 7, the Company shall, at least 60 days before the Redemption Date (other than a Redemption Date established in connection with a Parent Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event), send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by Parent under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. In the case of a Redemption Date established in connection with a Parent Control Transaction, an Exchangeable Share Voting Event or an Exempt Exchangeable Share Voting Event, the written notice of the redemption by the Company or the purchase by Parent under the Redemption Call Right will be sent on or before the Redemption Date, on as many days prior written notice as may be determined by the Board of Directors to be reasonably practicable in the circumstances. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right.

7.3 On or after the Redemption Date and subject to the exercise by Parent of the Redemption Call Right, the Company shall pay or cause to be paid to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share, together with the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the Redemption Date, less any amounts withheld on account of tax pursuant to section 13.3, upon presentation and surrender (at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company in such notice) of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the by-laws of the Company and such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require. Payment of the total Redemption Price for such Exchangeable Shares, together with payment of such dividends, shall be made by transferring or causing to be issued or transferred to each holder the Parent Common Shares to which such holder is entitled and by delivering to such holder, at the address of such holder recorded in the register of shareholders of the Company for the Exchangeable Shares or by holding for pick-up by such holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company in such notice, on behalf of the Company certificates representing Parent Common Shares (which shares shall be fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) and, if applicable, a cheque of the Company payable at par at any branch of the bankers of the Company in payment of any such dividends, in each case, less any amounts withheld on account of tax pursuant to section 13.3. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including, without limitation, any rights under the Voting and Exchange Trust Agreement), other than the right to receive their proportionate part of the total Redemption Price and any such dividends, unless payment of the total Redemption Price and any such dividends for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price and any such dividends have been paid in the manner hereinbefore provided. The Company shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to transfer or cause to be issued or transferred to, and deposited with, the Depositary named in such notice the total Redemption Price for and the full amount of such dividends on the Exchangeable Shares (except as otherwise provided in this section 7.3) so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, less any amounts withheld on account of tax pursuant to section 13.3, such Redemption Price to be held by the Depositary as trustee for and on behalf of, and for the use and benefit of, such holders. Upon the later of such deposit being made and the Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, shall be limited to receiving their proportionate part of the total Redemption Price and such dividends for such Exchangeable Shares, without interest, and when received by the Depositary, all dividends and other distributions with respect to the Parent Common Shares to which such holder is entitled with a record date after the later of the date of such deposit and the Redemption Date and before the date of transfer of such Parent Common Shares to such holder (in each case less any amounts withheld on account of tax pursuant to section 13.3), without interest, against presentation and surrender of the certificates for the Exchangeable Shares held by them in accordance with the foregoing provisions. Upon such payment or deposit of the total Redemption Price and the full amount of such dividends, the holders of Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Parent Common Shares delivered to them or the Depositary on their behalf.

                                   ARTICLE 8
                            PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding section 8.2 hereof, the Company may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares.

8.2 Subject to applicable law, the Company may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding. If in response to an invitation for tenders under the provisions of this section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, the Exchangeable Shares to be purchased by the Company shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Company, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Company is prepared to purchase after the Company has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Company.

                                   ARTICLE 9
                                  VOTING RIGHTS

9.1 Except as required by applicable law and by article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting.

                                   ARTICLE 10
                             AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that if at any such meeting the holders of at least 10% of the outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

                                   ARTICLE 11
           RECIPROCAL CHANGES, ETC. IN RESPECT OF PARENT COMMON SHARES

11.1 Each holder of an Exchangeable Share acknowledges that the Exchangeable Share Support Agreement provides, in part, that so long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding, Parent will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:

      (a) issue or distribute Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to the holders of all or substantially all of the then outstanding Parent Common Shares by way of stock dividend or other distribution, other than an issue of Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to holders of Parent Common Shares
            (i) who exercise an option to receive dividends in Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) in lieu of receiving cash dividends, or (ii) pursuant to any dividend reinvestment plan;

      (b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Common Shares entitling them to subscribe for or to purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares); or

      (c) issue or distribute to the holders of all or substantially all of the then outstanding Parent Common Shares:

            (i) shares or securities of Parent of any class other than Parent Common Shares (other than shares or securities convertible into or exchangeable for or carrying rights to acquire Parent Common Shares);

            (ii)  rights, options or warrants other than those referred to in section 11.1(b) above;

            (iii) evidences of indebtedness of Parent; or

            (iv)  assets of Parent,

      unless the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by

      Parent in order to give effect to and consummate the transactions contemplated by, and in accordance with, the Combination Agreement.

11.2 Each holder of an Exchangeable Share acknowledges that the Exchangeable Share Support Agreement further provides, in part, that so long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding, Parent will not without the prior approval of the Company and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions:

      (a) subdivide, redivide or change the then outstanding Parent Common Shares into a greater number of Parent Common Shares;

      (b) reduce, combine, consolidate or change the then outstanding Parent Common Shares into a lesser number of Parent Common Shares; or

      (c) reclassify or otherwise change the Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting the Parent Common Shares,

      unless the same or an economically equivalent change shall simultaneously be made to, or in, the rights of the holders of the Exchangeable Shares, provided that, for greater certainty, the above restrictions shall not apply to any securities issued or distributed by Parent in order to give effect to and consummate the transactions contemplated by, and in accordance with, the Combination Agreement. The Exchangeable Share Support Agreement further provides, in part, that the aforesaid provisions of the Exchangeable Share Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions.

11.3 If Parent, at any time after the date hereof, consummates any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom (such other person or continuing corporation (or, in the event of a merger, amalgamation or similar transaction pursuant to which holders of shares in the capital of Parent are entitled to receive shares or other ownership interests in the capital of any corporation or other legal entity other than such other person or continuing corporation, then such corporation or other legal entity in which holders of shares in the capital of Parent are entitled to receive an interest) is herein called the "PARENT SUCCESSOR") then, provided that the Parent Successor is bound, or has agreed to be bound, by the provisions of the Voting and Exchange Trust Agreement and Exchangeable Share Support Agreement and to assume the obligations of Parent thereunder to the satisfaction of the Board of Directors, all references in these share provisions to Parent Common Shares shall be deemed to be references to the shares of the Parent Successor which has assumed the obligations of Parent and all references to Parent shall be to Parent Successor, without amendment to these share provisions or any further action whatsoever. For greater certainty, if a transaction described in this section 11.3 results in holders of Exchangeable Shares being entitled to exchange their Exchangeable Shares for shares of a Parent Successor in a different ratio than that set out in these share provisions, then these share provisions shall be deemed to be amended to refer to such different ratio(s).

                                   ARTICLE 12
        ACTIONS BY THE COMPANY UNDER EXCHANGEABLE SHARE SUPPORT AGREEMENT

12.1 The Company will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by Parent and the Company with all provisions of the Exchangeable Share Support Agreement applicable to Parent and the Company, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Company all rights and benefits in favour of the Company under or pursuant to such agreement.

12.2 The Company shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Exchangeable Share Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

      (a) adding to the covenants of the other parties to such agreement for the protection of the Company or the holders of the Exchangeable Shares thereunder;

      (b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares; or

      (c) making such changes in or corrections to such agreement which, on the advice of counsel to the Company, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the holders of the Exchangeable Shares.

                                   ARTICLE 13
                  LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Exchangeable Share Support Agreement, the provisions of the Plan of Arrangement relating to the Liquidation Call Right, the Redemption Call Right and the Parent Call Right, the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights, exchange right and automatic exchange rights thereunder) and the Retraction Call Right.

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right and the Parent Call Right, in each case, in favour of Parent and in the case of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Parent as therein provided.

13.3 The Company, Parent, the Depositary and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Company, Parent, the Depositary or the Transfer Agent (i) is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended or succeeded; (ii) may be liable to pay in accordance with section 116 of the ITA or any corresponding provision of provincial laws; or (iii) may reasonably incur as costs or expenses in connection with such withholding. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided (in the case of amounts withheld under (i) or (ii) above) that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount to be withheld hereunder from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Company, Parent, the Depositary and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Company, Parent, the Depositary or the Transfer Agent, as the case may be, to enable it to effect such withholding in cash and the Company, Parent, the Depositary or the Transfer Agent shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

                                   ARTICLE 14
                                     NOTICES

14.1 Any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

14.2 Any presentation and surrender by a holder of Exchangeable Shares to the Company or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company for the purpose of winding up its affairs or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Company or to such office of the Transfer Agent as may be specified by the Company, in each case, addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

14.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Company or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant thereto.

14.4 If the Company determines that mail service is or is threatened to be interrupted at the time when the Company is required or elects to give any notice to the holders of Exchangeable Shares hereunder, the Company shall, notwithstanding the provisions hereof, give such notice by means of publication in The Globe and Mail, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada once in each of two successive weeks, and notice so published shall be deemed to have been given on the latest date on which the first publication has taken place.

                                   ARTICLE 15
                 DISCLOSURE OF INTERESTS IN EXCHANGEABLE SHARES

15.1 The Company shall be entitled to require any holder of an Exchangeable Share or any Person who the Company knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to who has an interest in such Exchangeable Share as would be required (if the Exchangeable Shares were a class of "equity shares" of the Company) under section 101 of the Securities Act (Ontario) or as would be required under the charter or certificate of incorporation of Parent or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority, of Canada or the United States if the Exchangeable Shares were Parent Common Shares. Any holder of Exchangeable Shares who is or (after acquiring such shares) becomes a non-resident of Canada for purposes of the ITA shall be required to so notify the Company in writing as soon as practicable.

                                   ARTICLE 16
                              NO FRACTIONAL SHARES

16.1 A holder of Exchangeable Shares shall not be entitled to any fraction of a Parent Common Share upon the exchange or purchase of such holder's Exchangeable Shares pursuant to Articles 5, 6 or 7 and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from the Company or Parent as the case may be on the designated payment date a cash payment equal to such fractional interest multiplied by the Current Market Price.

                                   SCHEDULE A


                              NOTICE OF RETRACTION

To: Delano Technology Corporation (the "Company"),[ -- ] and divine, Inc. ("Parent").

This notice is given pursuant to Article 6 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of the Company represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies the Company that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Company redeem in accordance with section 6 of the Share Provisions:

      [ ] all share(s) represented by this certificate; or

      [ ] _____________ share(s) only represented by this certificate.


The undersigned hereby notifies the Company that the Retraction Date shall be ______________________.

NOTE: The Retraction Date must be a Business Day and must not be less than 7 Business Days nor more than 10 Business Days after the date upon which this notice is received by the Company. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 10th Business Day after the date on which this notice is received by the Company.

The undersigned acknowledges the overriding Retraction Call Right of Parent to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retractable Shares to Parent in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Article 6 of the Share Provisions. This notice of retraction, and this offer to sell the Retracted Shares to Parent, may be revoked and withdrawn by the undersigned only by notice in writing given to the Company at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, the Company is unable to redeem all Retracted Shares, and provided that Parent shall not have exercised the Retraction Call Right with respect to the Retracted Shares, the undersigned will be deemed to have exercised the Exchange Right (as defined in the Voting and Exchange Trust Agreement) pursuant to which Parent will purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Parent and the Company that the undersigned:

      [ ] is
      (select one)
      [ ] is not

a non-resident of Canada for purposes of the Income Tax Act (Canada).

THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE UNDERSIGNED IS NOT A NON-RESIDENT OF CANADA, DEDUCTION AND WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES, AND FURTHER THAT SOME OR ALL OF THE PARENT COMMON SHARES OTHERWISE RECEIVABLE BY THE UNDERSIGNED MAY BE SOLD AND THE PROCEEDS REMITTED TO THE CANADA CUSTOMS AND REVENUE AGENCY ON THE UNDERSIGNED'S ACCOUNT. IN SOME CASES, WITHHOLDING MAY BE REDUCED OR ELIMINATED IF THE NON-RESIDENT PRESENTS THE COMPANY WITH A CERTIFICATE FROM THE CANADA CUSTOMS AND REVENUE AGENCY UNDER SECTION 116 OF THE INCOME TAX ACT (CANADA) BEFORE THE RETRACTION DATE. NON-RESIDENTS OF CANADA SHOULD CONSULT THEIR CANADIAN TAX ADVISORS CONCERNING CANADIAN WITHHOLDING TAX AND THEIR OBLIGATIONS IN RESPECT THEREOF.

The undersigned hereby represents and warrants to Parent and the Company that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Parent or the Company, as the case may be, free and clear of all liens, claims and encumbrances.


________________        _________________________       _______________________
(Date)                  (Signature of Shareholder)      (Guarantee of Signature)

[ ] Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and this certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Company and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.


Date: ______________________

Name of Person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:      _______________________________________


Signature of Shareholder:        _______________________________________


City, Province and Postal Code:   _______________________________________


Signature Guaranteed by:          _______________________________________


NOTE: If this notice of retraction is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Company represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Company, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

                                    ANNEX D

                  FORM OF EXCHANGEABLE SHARE SUPPORT AGREEMENT

                                                                   FINAL VERSION

                      EXCHANGEABLE SHARE SUPPORT AGREEMENT

         MEMORANDUM OF AGREEMENT made as of the 12th day of March, 2002, between divine, Inc., a corporation existing under the laws of Delaware (hereinafter referred to as "PARENT") and Delano Technology Corporation, a corporation existing under the laws of Ontario (hereinafter referred to as "COMPANY").

RECITALS:

         (a) In connection with a combination agreement (the "COMBINATION AGREEMENT") dated as of March 12, 2002 between Parent and Company, as further amended, supplemented and/or restated, the common shares of Company held by certain persons are to be exchanged for exchangeable shares (the "EXCHANGEABLE SHARES") of Company upon a reorganization of Company's share capital pursuant to the plan of arrangement contemplated by the Combination Agreement; and

         (b) Pursuant to the Combination Agreement, Parent and Company are required to execute a support agreement substantially in the form of this agreement.

         In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1      DEFINED TERMS

         Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the "SHARE PROVISIONS") attaching to the Exchangeable Shares as set out in the articles of arrangement of Company, which Share Provisions shall be as set out in Appendix 1 to the Plan of Arrangement, unless the context requires otherwise.

1.2      INTERPRETATION NOT AFFECTED BY HEADINGS

         The division of this agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an "ARTICLE" or "SECTION" followed by a number or a letter refer to the specified Article or section of this agreement. The terms "THIS AGREEMENT", "HEREOF", "HEREIN" and "HEREUNDER" and similar expressions refer to this agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3      NUMBER, GENDER

         Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4      DATE FOR ANY ACTION

         If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                    ARTICLE 2
                         COVENANTS OF PARENT AND COMPANY

2.1      COVENANTS REGARDING EXCHANGEABLE SHARES

         So long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding, Parent will:

         (a) not declare or pay any dividend on the Parent Common Shares unless (i) Company shall simultaneously declare or pay, as the case may be, an equivalent dividend (as provided for in the Share Provisions) on the Exchangeable Shares (an "EQUIVALENT DIVIDEND") and (ii) Company shall have sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of any Equivalent Dividend; or, if the dividend is a stock dividend, in lieu of such dividend Company effects an economically equivalent (as determined in accordance with section 2.7(d)) subdivision of the outstanding Exchangeable Shares (an "EQUIVALENT STOCK SUBDIVISION");

         (b) advise Company sufficiently in advance of the declaration by Parent of any dividend on Parent Common Shares and take all such other actions as are reasonably necessary, in co-operation with Company, to ensure that the respective declaration date, record date and payment date for an Equivalent Dividend shall be the same as the declaration date, record date and payment date for the corresponding dividend on the Parent Common Shares; or, the record date and the effective date for the Equivalent Stock Subdivision shall be the same as the record date and payment date for the corresponding stock dividend on the Parent Common Shares;

         (c) ensure that the record date for any dividend declared on Parent Common Shares is not less than 10 Business Days after the declaration date of such dividend;

         (d) take all such actions and do all such things as are reasonably necessary or desirable to enable and permit Company, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount, the Retraction Price or the Redemption Price in respect of each issued and outstanding Exchangeable Share (other than Exchangeable Shares owned by Parent or its Affiliates) upon the liquidation, dissolution or winding-up of Company, the delivery of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Company, as the case may be, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Company to cause to be delivered Parent Common Shares to the holders of Exchangeable Shares in accordance with the provisions of Article 5, 6 or 7, as the case may be, of the Share Provisions; and

         (e) take all such actions and do all such things as are reasonably necessary or desirable to perform its obligations upon exercise of the Parent Call Right, the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, including without limitation all such actions and all such things as are necessary or desirable to deliver or cause to be delivered Parent Common Shares to the holders of Exchangeable Shares in accordance with the provisions of the Liquidation Call Right, the Retraction Call Right, the Parent Call Right or the Redemption Call Right, as the case may be; and

         (f) not exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding up of Company or any other distribution of assets of Company among its shareholders for the purpose of winding up its affairs nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding up of Company or any other distribution of the assets of Company among its shareholders for the purpose of winding up its affairs.

2.2      SEGREGATION OF FUNDS

         Parent will cause Company to deposit a sufficient amount of funds in a separate account of Company and segregate a sufficient amount of such other assets and property as is necessary to enable Company to pay dividends when due and to pay or otherwise satisfy its respective obligations under Article 5, 6 or 7 of the Share Provisions, as applicable.

2.3      RESERVATION OF PARENT COMMON SHARES

         Parent hereby represents, warrants and covenants in favour of Company that Parent has reserved for issuance and will, at all times while any Exchangeable Shares (other than Exchangeable Shares held by Parent or its Affiliates) are outstanding, keep available, free from pre-emptive and other rights, out of its authorized and unissued capital stock such number of Parent Common Shares (or other shares or securities into which Parent Common Shares may be reclassified or changed as contemplated by section 2.7) without duplication:
(a) as is equal to the sum of (i) the number of Exchangeable Shares issued and outstanding from time to time and (ii) the number of Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time; and (b) as are now and may hereafter be required to enable and permit Parent to meet its obligations under the Voting and Exchange Trust Agreement and under any other security or commitment pursuant to which Parent may now or hereafter be required to issue Parent Common Shares, to meet its obligations under each of the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right or the Parent Call Right with respect to the transfer and delivery of Parent Common Shares and to enable and permit Company to meet its obligations hereunder and under the Share Provisions.

2.4      NOTIFICATION OF CERTAIN EVENTS

         In order to assist Parent to comply with its obligations hereunder Company will notify Parent of each of the following events at the time set forth below:

         (a) in the event of any determination by the Board of Directors of Company to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Company or to effect any other distribution of the assets of Company among its shareholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution;

         (b) promptly, upon the earlier of receipt by Company of notice of and Company otherwise becoming aware of any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Company or to effect any other distribution of the assets of Company among its shareholders for the purpose of winding up its affairs;

         (c)      immediately, upon receipt by Company of a Retraction Request;

         (d) on the same date on which notice of redemption is given to holders of Exchangeable Shares, upon the determination of a Redemption Date in accordance with the Share Provisions; and

         (e) as soon as practicable upon the issuance by Company of any Exchangeable Shares or rights to acquire Exchangeable Shares (other than the issuance of Exchangeable Shares and rights to acquire Exchangeable Shares in exchange for Common Shares pursuant to the Arrangement).

2.5      DELIVERY OF PARENT COMMON SHARES TO COMPANY

         In furtherance of its obligations under section 2.1(d) and section 2.1(e), upon notice from Company of any event that requires Company to cause Parent Common Shares to be delivered to any holder of Exchangeable Shares, Parent shall forthwith issue and deliver or cause to be delivered to Company (unless Company already has sufficient Parent Common Shares) the requisite number of Parent Common Shares to be received by, and issued to or to the order of, the former holder of the surrendered Exchangeable Shares, as Company may direct. All such Parent Common Shares shall be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

2.6      QUALIFICATION OF PARENT COMMON SHARES

         If any Parent Common Shares (or other shares or securities into which Parent Common Shares may be reclassified or changed as contemplated by section 2.7) to be issued and delivered hereunder require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any United States or Canadian federal, provincial or state securities or other law or regulation or pursuant to the rules and regulations of any securities or other regulatory authority or the fulfillment of any other United States or Canadian legal requirement before such shares (or such other shares or securities) may be issued by Parent and delivered by Parent at the direction of Company, if applicable, to the holder of surrendered Exchangeable Shares or in order that such shares (or such other shares or securities) may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" for purposes of Canadian provincial securities law or an "affiliate" of Parent for purposes of United States federal or state securities law), Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause such Parent Common Shares (or such other shares or securities) to be and remain duly registered, qualified or approved under United States or Canadian law, as the case may be. Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Parent Common Shares (or such other shares or securities) to be delivered hereunder to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which outstanding Parent Common Shares (or such other shares or securities) have been listed by Parent and remain listed and are quoted or posted for trading at such time.

2.7      ECONOMIC EQUIVALENCE

         So long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding:

         (a) Parent will not without prior approval of Company and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

                  (i) issue or distribute Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to the holders of all or substantially all of the then outstanding Parent Common Shares by way of stock dividend or other distribution, other than an issue of Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) to holders of Parent Common Shares (i) who exercise an option to receive dividends in Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares) in lieu of receiving cash dividends, or (ii) pursuant to any dividend reinvestment plan; or

                  (ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Parent Common Shares entitling them to subscribe for or to purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares); or

                  (iii) issue or distribute to the holders of all or substantially all of the then outstanding Parent Common Shares (A) shares or securities of Parent of any class other than Parent Common Shares (other than shares or securities convertible into or exchangeable for or carrying rights to acquire Parent Common Shares), (B) rights, options or warrants other than those referred to in section 2.7(a)(ii), (C) evidences of indebtedness of Parent or (D) assets of Parent;

                  unless in each case the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or distributed simultaneously to holders of the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any shares or securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Combination Agreement.

         (b) Parent will not without the prior approval of Company and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions:

                  (i) subdivide, redivide or change the then outstanding Parent Common Shares into a greater number of Parent Common Shares; or

                  (ii) reduce, combine, consolidate or change the then outstanding Parent Common Shares into a lesser number of Parent Common Shares; or

                  (iii) reclassify or otherwise change Parent Common Shares or effect an amalgamation, merger, reorganization or other transaction affecting Parent Common Shares;

                  unless the same or an economically equivalent change shall simultaneously be made to, or in the rights of the holders of, the Exchangeable Shares; provided that, for greater certainty, the above restrictions shall not apply to any shares or other securities issued or distributed by Parent in order to give effect to and to consummate the transactions contemplated by, and in accordance with, the Combination Agreement.

         (c) Parent will ensure that the record date for any event referred to in section 2.7(a) or section 2.7(b), or (if no record date is applicable for such event) the effective date for any such event, is not less than five Business Days after the date on which such event is declared or announced by Parent (with contemporaneous notification thereof by Parent to Company).

         (d) The Board of Directors of Company shall determine, in good faith and in its sole discretion, economic equivalence for the purposes of any event referred to in section 2.7(a) or section 2.7(b) and each such determination shall be conclusive and binding on Parent. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors of Company to be relevant, be considered by the Board of Directors of Company:

                  (i) in the case of any stock dividend or other distribution payable in Parent Common Shares, the number of such shares issued as a result of such dividend or distribution in proportion to the number of Parent Common Shares previously outstanding;

                  (ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Parent Common Shares (or securities exchangeable for or convertible into or carrying rights to acquire Parent Common Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants, and the Current Market Price of a Parent Common Share;

                  (iii) in the case of the issuance or distribution of any other form of property (including without limitation any shares or securities of Parent of any class other than Parent Common Shares, any rights, options or warrants other than those referred to in section 2.7(d)(ii), any evidences of indebtedness of Parent or any assets of Parent), the relationship between the fair market value (as determined by the Board of Directors of Company in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Parent Common Share and the Current Market Price of a Parent Common Share;

                  (iv) in the case of any subdivision, redivision or change of the then outstanding Parent Common Shares into a greater number of Parent Common Shares or the reduction, combination, consolidation or change of the then outstanding Parent Common Shares into a lesser number of Parent Common Shares or any amalgamation, merger, reorganization or other transaction affecting Parent Common Shares, the effect thereof upon the then outstanding Parent Common Shares; and

                  (v) in all such cases, the general taxation consequences of the relevant event to beneficial owners of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to such beneficial owners determined as if they owned Parent Common Shares at the relevant time as a result of differing tax treatment under the laws of Canada and the United States (except for any differing consequences arising as a result of differing marginal taxation rates or the fact that the Exchangeable Shares will not be listed on any stock exchange, and without regard to the individual circumstances of beneficial owners of Exchangeable Shares).

         (e) Company agrees that, to the extent required, upon due notice from Parent, Company will use its best efforts to take or cause to be taken such steps as may be necessary for the purposes of ensuring that appropriate dividends are paid or other distributions are made by Company, or subdivisions, redivisions or changes are made to the Exchangeable Shares, in order to implement the required economic equivalence with respect to the Parent Common Shares and Exchangeable Shares as provided for in this section 2.7.

2.8      TENDER OFFERS

         So long as any Exchangeable Shares not owned by Parent or its Affiliates are outstanding, in the event that a tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to Parent Common Shares (an "OFFER") is proposed by Parent or is proposed to Parent or its shareholders and is recommended by the Board of Directors of Parent, or is otherwise effected or to be effected with the consent or approval of the Board of Directors of Parent, and the Exchangeable Shares are not redeemed by Company or purchased by Parent pursuant to the Redemption Call Right, Parent will use its reasonable efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares (other than Parent and its Affiliates) to participate in such Offer to the same extent and on an economically equivalent basis as the holders of Parent Common Shares. Without limiting the generality of the foregoing, Parent will use its reasonable efforts expeditiously and in good faith to ensure that a retraction of Exchangeable Shares to so participate may be effective only upon, and conditional upon, the closing of such Offer and only to the extent necessary to tender or deposit to the Offer. Nothing herein shall affect the rights of Company to redeem (or Parent to purchase pursuant to the Redemption Call Right) Exchangeable Shares, as applicable, in the event of a Parent Control Transaction.

2.9      OWNERSHIP OF OUTSTANDING SHARES

         Parent covenants and agrees in favour of Company that, without the prior approval of Company and the prior approval of the holders of the Exchangeable Shares given in accordance with section 10.2 of the Share Provisions, as long as any outstanding Exchangeable Shares are owned by any Person other than Parent or any of its Affiliates, Parent will be and remain the direct or indirect beneficial owner of all issued and outstanding voting shares in the capital of Company.

2.10     PARENT AND AFFILIATES NOT TO VOTE EXCHANGEABLE SHARES

         Parent covenants and agrees that it will appoint and cause to be appointed proxyholders with respect to all Exchangeable Shares held by it and its Affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Parent further covenants and agrees that it will not, and will cause its Affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the OBCA (or any successor or other corporate statute by which Company may in the future be governed) with respect to any Exchangeable Shares held by it or by its Affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.11     ORDINARY MARKET PURCHASES

         For greater certainty, nothing contained in this agreement, including without limitation the obligations of Parent contained in section 2.8, shall limit the ability of Parent (or any of its Affiliates including, without limitation, Company) to make a "Rule 10b-18 Purchase" of Parent Common Shares in compliance with Rule 10b-18 of the U.S. Securities and Exchange Act of 1934, as amended, or any successor provisions thereof, or to make ordinary market or privately negotiated purchases of Parent Common Shares and otherwise in accordance with applicable laws and regulatory or stock exchange requirements.

                                    ARTICLE 3
                                PARENT SUCCESSORS

3.1      CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

         As long as any outstanding Exchangeable Shares are owned by any Person other than Parent or any of its Affiliates, Parent shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom unless, but may do so if:

         (a) such other Person or continuing corporation or, in the event of any merger, amalgamation or similar transaction pursuant to which holders of shares in Parent are entitled to receive shares in the capital of any corporation or other legal entity other than such other Person or continuing corporation, then such corporation or legal entity (in each case, the "PARENT SUCCESSOR") by operation of law, becomes, without more, bound by the terms and provisions of this agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto or otherwise agrees to become bound by the terms and provisions of this agreement, in either case together with such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Parent under this agreement; and

         (b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of Company or the holders of the Exchangeable Shares.

3.2      VESTING OF POWERS IN SUCCESSOR

         Whenever the conditions of section 3.1 have been duly observed and performed, the parties, if required by section 3.1, shall execute and deliver the supplemental agreement provided for in section 3.1(a) and thereupon the Parent Successor shall possess and from time to time may exercise each and every right and power of Parent under this agreement in the name of Parent or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of Parent or any officers of Parent may be done and performed with like force and effect by the directors or officers of such Parent Successor.

3.3      WHOLLY-OWNED SUBSIDIARIES

         Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Parent with or into Parent or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Parent (if all of the assets of such subsidiary are transferred to Parent or another wholly-owned direct or indirect subsidiary of Parent) or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Parent among the shareholders of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 3.

                                    ARTICLE 4
                                     GENERAL

4.1      TERM

         This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any Person other than Parent and any of its Affiliates.

4.2      CHANGES IN CAPITAL OF PARENT AND COMPANY

         At all times after the occurrence of any event contemplated pursuant to section 2.7 and section 2.8 or otherwise, as a result of which either Parent Common Shares or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Common Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3      SEVERABILITY

         If any term or other provision of this agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

4.4      AMENDMENTS, MODIFICATIONS

         (a) Subject to sections 4.2, 4.3 and 4.5, this agreement may not be amended or modified except by an agreement in writing executed by Company and Parent and approved by the holders of the Exchangeable Shares in accordance with section 10.2 of the Share Provisions.

         (b) No amendment or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.5      MINISTERIAL AMENDMENTS

                  Notwithstanding the provisions of section 4.4, the parties to this agreement may in writing at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

         (a) adding to the covenants of any or all parties provided that the Board of Directors of each of Company and Parent shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

         (b) making such amendments or modifications not inconsistent with this agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Company and Parent, it may be expedient to make, provided that each such Board of Directors shall be of the good faith opinion that such amendments or modifications will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

         (c) making such changes or corrections which, on the advice of counsel to Company and Parent, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Boards of Directors of each of Company and Parent shall be of the good faith opinion that such changes or corrections will not be prejudicial to the rights or interests of the holders of the Exchangeable Shares.

4.6      MEETING TO CONSIDER AMENDMENTS

         Company, at the request of Parent, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval pursuant to section 4.4. Any such meeting or meetings shall be called and held in accordance with this Agreement, the bylaws of Company, the Share Provisions and all applicable laws.

4.7      ENUREMENT

         This agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns.

4.8      NOTICES TO PARTIES

         (a) All notices and other communications between the parties to this agreement shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

                            To Parent or Company,

                            c/o  1301 N. Elston Avenue
                            Chicago, IL 60622
                            USA

                            Attention: General Counsel

                  with a copy (which shall not constitute notice) to:

                            Bell, Boyd & Lloyd LLC
                            70 West Madison Street
                            Three First National Plaza
                            Chicago, IL 60602-4207
                                  USA
                            Attention:  D. Mark McMillan

                                  -and-

                                  Osler, Hoskin & Harcourt
                                  1 First Canadian Place
                                  Box 50
                                  Toronto, Ontario  M5X 1B8

                                  Attention:  Linda Robinson

                                  -and-

                                  Goodmans LLP
                                  250 Yonge Street
                                  Suite 2400
                                  Toronto, ON M5B 2M6

                                  Attention:  Stephen Halperin

         (b) Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.9      COUNTERPARTS

         This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.10     JURISDICTION

         This agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

4.11     ATTORNMENT

         Each of the parties hereto agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction, and Parent hereby appoints Company at its registered office in the Province of Ontario as attorney for service of process.

         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

                                         divine, Inc.


                                         By: _________________________________
                                              Name:
                                              Title:

                                         Delano Technology Corporation


                                         By:  _________________________________
                                              Name:
                                              Title:

                                    ANNEX E

                  FORM OF VOTING AND EXCHANGE TRUST AGREEMENT
                  -------------------------------------------

                                                                   FINAL VERSION





                       VOTING AND EXCHANGE TRUST AGREEMENT

      MEMORANDUM OF AGREEMENT made as of the 12th day of March, 2002, by and among divine, Inc., a corporation existing under the laws of Delaware (hereinafter referred to as "PARENT"), Delano Technology Corporation, a corporation existing under the laws of Ontario (hereinafter referred to as "COMPANY"), and [--], a trust company incorporated under the laws of Canada (hereinafter referred to as "TRUSTEE").

RECITALS:

      (a) In connection with a combination agreement ("COMBINATION AGREEMENT") dated as of March 12, 2002 by and between Parent and Company as further amended, supplemented and/or restated, the common shares of Company held by certain persons are to be exchanged for exchangeable shares of Company upon a reorganization of Company's share capital pursuant to the plan of arrangement contemplated in the Combination Agreement; and

      (b) Pursuant to the Combination Agreement, Parent and Company are required to execute a voting and exchange trust agreement substantially in the form of this Agreement.

      In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1   DEFINITIONS

      In this Agreement, the following terms shall have the following meanings:

      "AFFILIATE" has the meaning ascribed thereto in the OBCA.

      "ARRANGEMENT" means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Combination Agreement, the Plan of Arrangement or made at the direction of the Court.

      "AUTOMATIC EXCHANGE RIGHTS" means the benefit of the obligation of Parent to effect the automatic exchange of Exchangeable Shares for Parent Common Shares pursuant to section 5.12.

      "BENEFICIARIES" means the registered holders from time to time of Exchangeable Shares, other than Parent and Parent's Affiliates.

      "BENEFICIARY VOTES" has the meaning ascribed thereto in section 4.2.

      "BOARD OF DIRECTORS" means the Board of Directors of Company.

      "BUSINESS DAY" means any day on which commercial banks are open for business in Toronto, Ontario and New York, New York other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under applicable laws or in New York, New York under applicable laws.

      "CANADIAN DOLLAR EQUIVALENT" means, in respect of an amount expressed in a currency other than Canadian dollars (the "FOREIGN CURRENCY AMOUNT") at any date, the product obtained by multiplying (a) the Foreign Currency Amount by (b) the noon spot exchange rate on such date for such foreign currency expressed in Canadian dollars as reported by the Bank of Canada or, in the event such spot exchange rate is not available, such exchange rate on such date for such foreign currency expressed in Canadian dollars as may be determined by the Board of Directors to be appropriate for such purpose.

      "COURT" means the  Ontario Superior Court of Justice.

      "CURRENT MARKET PRICE" means, in respect of a Parent Common Share on any date, the Canadian Dollar Equivalent of the average of the closing prices of Parent Common Shares during a period of 20 consecutive trading days ending not more than three trading days before such date on the Nasdaq, or, if the Parent Common Shares are not then quoted on the Nasdaq, on such other stock exchange or automated quotation system on which the Parent Common Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided however, that if in the opinion of the Board of Directors the public distribution or trading activity of Parent Common Shares during such period does not create a market which reflects the fair market value of a Parent Common Share, then the Current Market Price of a Parent Common Share shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding.

      "EXCHANGE RIGHT" has the meaning ascribed thereto in section 5.1.

      "EXCHANGEABLE SHARES" means the non-voting exchangeable shares in the capital of Company, having the rights, privileges, restrictions and conditions set out in Appendix 1 to the Plan of Arrangement.

      "EXCHANGEABLE SHARE SUPPORT AGREEMENT" means the Exchangeable Share Support Agreement made between Company and Parent substantially in the form and content of Exhibit D to the Combination Agreement, as amended pursuant to the terms of the Exchangeable Share Support Agreement.

      "GOVERNMENTAL ENTITY" means any court, administrative agency, tribunal, bureau, board, commission, public authority, governmental or regulatory authority, agency, ministry, crown corporation or other law, rule-or regulation-making entity, domestic or foreign, or any quasi-governmental body, self-regulatory organization or stock exchange.

      "INDEMNIFIED PARTIES" has the meaning ascribed thereto in section 9.1.

      "INSOLVENCY EVENT" means (i) the institution by Company of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Company to the institution of bankruptcy, insolvency or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and the failure by Company to contest in good faith any such proceedings commenced in respect of Company within 30 days of becoming aware thereof, or the consent by Company to the filing of any such petition or to the appointment of a receiver, or (iii) the making by Company of a general assignment for the benefit of creditors, or the admission in writing by Company of its inability to pay its debts generally as they become due, or (iv) Company not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to section 6.6 of the Share Provisions.

      "ITA" means the Income Tax Act (Canada), as amended.

      "LIQUIDATION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

      "LIQUIDATION EVENT" has the meaning ascribed thereto in section 5.12.

      "LIQUIDATION EVENT EFFECTIVE DATE" has the meaning ascribed thereto in section 5.12.

      "LIST" has the meaning ascribed thereto in section 4.6.

      "NASDAQ" means the Nasdaq National Market or its successor.

      "OBCA" means the Business Corporations Act (Ontario), as amended from time to time.

      "OFFICER'S CERTIFICATE" means, with respect to Parent or Company, as the case may be, a certificate signed by any officer or director of Parent or Company, as the case may be.

      "PARENT CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

      "PARENT COMMON SHARE" means a share of Class A common stock in the capital of Parent and any other securities into which such shares may be changed and, in the event of any transaction described in Section 11.1, the corresponding shares in the capital of Parent Successor.

      "PARENT CONSENT" has the meaning ascribed thereto in section 4.2.

      "PARENT MEETING" has the meaning ascribed thereto in section 4.2.

      "PARENT SUCCESSOR" has the meaning ascribed thereto in section 11.1(a).

      "PERSON" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

      "PLAN OF ARRANGEMENT" means the plan of arrangement relating to the arrangement of Company under section 182 of the OBCA and any amendments or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court.

      "REDEMPTION CALL RIGHT" has the meaning ascribed thereto in the Plan of Arrangement.

      "RETRACTED SHARES" has the meaning ascribed thereto in section 5.7.

      "RETRACTION CALL RIGHT" has the meaning ascribed thereto in the Share Provisions.

      "SHARE PROVISIONS" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares set forth in Appendix 1 to the Plan of Arrangement.

      "SPECIAL VOTING SHARE" means the share of Preferred Stock of Parent which entitles the holder of record of such share to a number of votes at meetings of holders of Parent Common Shares equal to the number of votes that the holders of Exchangeable Shares outstanding from time to time (other than Exchangeable Shares held by Parent or subsidiaries of Parent or held by Persons directly or indirectly controlled by or under common control with Parent, all as set out in the share provisions attaching to such share of Preferred Stock would be entitled to if all such Exchangeable Shares were exchanged by the holders thereof for Parent Common Shares pursuant to the terms of the Exchangeable Shares, which share is to be issued to, deposited with and voted by the Trustee as described herein.

      "TRUST" means the bare trust created by this Agreement under the laws of the Province of Ontario.

      "TRUST ESTATE" means the Special Voting Share, any other securities, the Exchange Right, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement.

      "TRUSTEE" means [--] and, subject to the provisions of Article 10, includes any successor trustee.

      "VOTING RIGHTS" means the voting rights attached to the Special Voting Share.

1.2   INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.

      The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "ARTICLE" or "SECTION" followed by a number or a letter refer to the specified Article or section of this Agreement. The terms "THIS AGREEMENT", "HEREOF", "HEREIN" and "HEREUNDER" and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3   NUMBER, GENDER, ETC.

      Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4   DATE FOR ANY ACTION

      If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

                                    ARTICLE 2
                              PURPOSE OF AGREEMENT

2.1   ESTABLISHMENT OF TRUST

      The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Special Voting Share in order to enable the Trustee to exercise the Voting Rights and will hold the Exchange Right and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

                                    ARTICLE 3
                              SPECIAL VOTING SHARE

3.1   ISSUE AND OWNERSHIP OF THE SPECIAL VOTING SHARE

      Immediately following execution of this Agreement, Parent shall issue to and deposit with the Trustee the Special Voting Share (and shall deliver the certificate representing such share to the Trustee) to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of U.S.$1.00 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Share by Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Share, provided that the Trustee shall:

      (a) hold the Special Voting Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

      (b) except as specifically authorized by this Agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Share and the Special Voting Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Special Voting Share) other than the purposes for which this Trust is created pursuant to this Agreement.

3.2   LEGENDED SHARE CERTIFICATES

      Company will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights in respect of the Exchangeable Shares of the Beneficiaries and the Automatic Exchange Rights.

3.3   SAFE KEEPING OF CERTIFICATE

      The certificate representing the Special Voting Share shall at all times be held in safe keeping by the Trustee.

                                    ARTICLE 4
                            EXERCISE OF VOTING RIGHTS

4.1   VOTING RIGHTS

      The Trustee, as the holder of record of the Special Voting Share, shall be entitled to all of the Voting Rights, including the right to vote in person or by proxy the Special Voting Share on any matters, questions, proposals or propositions whatsoever that may properly come before the stockholders of Parent at a Parent Meeting or in connection with a Parent Consent. The Voting Rights shall be and remain vested in and exercised by the Trustee subject to the terms of this Agreement. Subject to section 7.15:

      (a) the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries on the record date established by Parent or by applicable law for such Parent Meeting or Parent Consent who are entitled to instruct the Trustee as to the voting thereof; and

      (b) to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Voting Rights.

4.2   NUMBER OF VOTES

      With respect to all meetings of stockholders of Parent at which holders of Parent Common Shares are entitled to vote (each, a "PARENT MEETING") and with respect to all written consents sought by Parent from its stockholders including the holders of Parent Common Shares (each, a "PARENT CONSENT"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise the votes comprised in the Voting Rights for each Exchangeable Share owned of record by such Beneficiary on the record date established by Parent or by applicable law for such Parent Meeting or Parent Consent, as the case may be (the "BENEFICIARY VOTES"), in respect of each matter, question, proposal or proposition to be voted on at such Parent Meeting or in connection with such Parent Consent.

4.3   MAILINGS TO STOCKHOLDERS

      With respect to each Parent Meeting and Parent Consent, the Trustee will promptly mail or cause to be mailed at the expense of Parent (or otherwise communicate in the same manner as Parent utilizes in communications to holders of Parent Common Shares, subject to applicable regulatory requirements and the Trustee being advised in writing as to that manner of communications, and provided that such manner of communications is reasonably available to the Trustee) to each of the Beneficiaries named in the List, such mailing or communication to commence wherever practicable on the same day as the mailing or notice (or other communication) with respect thereto is commenced by Parent to its stockholders:

      (a) a copy of such notice, together with any related materials, including, without limitation, any circular or information statement or listing particulars, to be provided to stockholders of Parent in connection with the Parent Meeting or Parent Consent;

      (b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Parent Meeting or Parent Consent or, pursuant to section 4.7, to attend such Parent Meeting and to exercise personally the Beneficiary Votes thereat;

      (c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

            (i) a proxy to such Beneficiary or his designee to exercise personally the Beneficiary Votes; or

            (ii) a proxy to a designated agent or other representative of the management of Parent to exercise such Beneficiary Votes;

      (d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

      (e) a form of direction whereby the Beneficiary may instruct the Trustee as to voting and as otherwise contemplated herein; and

      (f) a statement of the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Parent Meeting shall not be earlier than the close of business on the second Business Day prior to such meeting, and of the method for revoking or amending such instructions.

      The materials referred to in this section 4.3 are to be provided to the Trustee by Parent, and the materials referred to in section 4.3(c), section 4.3(e) and section 4.3(f) shall be subject to reasonable comment by the Trustee in a timely manner. Parent shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Parent Common Shares. Parent agrees not to communicate with holders of Parent Common Shares with respect to the materials referred to in this section 4.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries.

      For the purpose of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any Parent Meeting or Parent Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by Parent or by applicable law for purposes of determining shareholders entitled to vote at such Parent Meeting or in respect of such Parent Consent. Parent will notify the Trustee of any decision of the Board of Directors of Parent with respect to the calling of any Parent Meeting and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this section 4.3.

4.4   COPIES OF SHAREHOLDER INFORMATION

      Parent will deliver to the Trustee copies of all proxy materials (including notices of Parent Meetings but excluding proxies to vote Parent Common Shares), information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed by Parent from time to time to holders of Parent Common Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Parent Common Shares. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Parent, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Parent) received by the Trustee from Parent contemporaneously with the sending of such materials to holders of Parent Common Shares. The Trustee will also make available for inspection by any Beneficiary at the Trustee's principal office in Toronto all proxy materials, information statements, reports and other written communications that are:

      (a) received by the Trustee as the registered holder of the Special Voting Share and made available by Parent generally to the holders of Parent Common Shares; or

      (b) specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Parent.

4.5   OTHER MATERIALS

      As soon as reasonably practicable after receipt by Parent or shareholders of Parent (if such receipt is known by Parent) of any material sent or given by or on behalf of a third party to holders of Parent Common Shares generally, including without limitation, dissident proxy and information circulars (and related information and material) and take-over bid and securities exchange take-over bid circulars (and related information and material), provided such material has not been sent to the Beneficiaries by or on behalf of such third party, Parent shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Parent, copies of all such materials received by the Trustee from Parent. The Trustee will also make available for inspection during regular business hours by any Beneficiary at the Trustee's principal office in Toronto copies of all such materials.

4.6   LIST OF PERSONS ENTITLED TO VOTE

      Company shall, (a) prior to each annual, general and special Parent Meeting or the seeking of any Parent Consent and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "LIST") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a Parent Meeting or a Parent Consent, at the close of business on the record date established by Parent or pursuant to applicable law for determining the holders of Parent Common Shares entitled to receive notice of or to vote at such Parent Meeting or to give consent in connection with such Parent Consent. Each such List shall be delivered to the Trustee promptly after receipt by Company of such request or the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to permit the Trustee to perform its obligations under this Agreement. Parent agrees to give Company notice (with a copy to the Trustee) of the calling of any Parent Meeting or the seeking of any Parent Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Company to perform its obligations under this section 4.6.

4.7   ENTITLEMENT TO DIRECT VOTES

      Subject to sections 4.8 and 4.11, any Beneficiary named in a List prepared in connection with any Parent Meeting or Parent Consent will be entitled (a) to instruct the Trustee in the manner described in section 4.3 with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled or (b) to attend such meeting and personally exercise thereat, as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8   VOTING BY TRUSTEE AND ATTENDANCE OF TRUSTEE REPRESENTATIVE AT MEETING

      In connection with each Parent Meeting and Parent Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to section 4.3, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3.

      The Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Parent Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representative, and at the Beneficiary's request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to section 4.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9   DISTRIBUTION OF WRITTEN MATERIALS

      Any written materials distributed by the Trustee pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as Parent utilizes in communications to holders of Parent Common Shares, subject to applicable regulatory requirements and the Trustee being advised in writing as to that manner of communications, and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the books of Company. Company shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense:

      (a)   a current List; and

      (b) upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement.

4.10  TERMINATION OF VOTING RIGHTS

      All of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Parent or Company, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon (i) the valid exercise by the Beneficiary of the Exchange Right, or the occurrence of the automatic exchange of Exchangeable Shares for Parent Common Shares as specified in Article 5 (unless, in either case, Parent shall not have delivered or caused to be delivered the requisite Parent Common Shares issuable in exchange therefor to the Trustee pending delivery to the Beneficiaries), or (ii) the retraction or redemption of Exchangeable Shares pursuant to Article 6 or 7 of the Share Provisions, or (iii) the effective date of the liquidation, dissolution or winding-up of Company pursuant to Article 5 of the Share Provisions, or (iv) the purchase of Exchangeable Shares from the holder thereof by Parent pursuant to the exercise of the Retraction Call Right, the Redemption Call Right, the Liquidation Call Right or the Parent Call Right.

4.11  DISCLOSURE OF INTEREST IN EXCHANGEABLE SHARES

      The Trustee or Company shall be entitled to require any Beneficiary or any Person who the Trustee or Company know or have reasonable cause to believe to hold any interest whatsoever in an Exchangeable Share to confirm that fact or to give such details as to who has an interest in such Exchangeable Share as would be required (if the Exchangeable Shares were a class of "equity shares" of Company) under section 101 of the Securities Act (Ontario), as may be amended from time to time, or as would be required under the charter or certificate of incorporation of Parent or any laws or regulations, or pursuant to the rules or regulations of any regulatory authority, of the United States if the Exchangeable Shares were Parent Common Shares.

                                    ARTICLE 5
                  EXCHANGE RIGHT AND AUTOMATIC EXCHANGE RIGHTS

5.1   GRANT AND OWNERSHIP OF EXCHANGE RIGHTS

      Parent hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries, (1) the right (the "EXCHANGE RIGHT"), upon the occurrence and during the continuance of an Insolvency Event, to require Parent to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by the Beneficiary, and (2) the Automatic Exchange Rights, all in accordance with the provisions of this Agreement. Parent hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Right and the Automatic Exchange Rights by Parent to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Right and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Right and the Automatic Exchange Rights, provided that the Trustee shall:

      (a) hold the Exchange Right and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

      (b) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Right or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

      The obligations of Parent to issue Parent Common Shares pursuant to the Exchange Right or the Automatic Exchange Rights are subject to all applicable laws and regulatory and stock exchange requirements.

5.2   LEGENDED SHARE CERTIFICATES

      Company will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

      (a) their right to instruct the Trustee with respect to the exercise of the Exchange Right in respect of the Exchangeable Shares held by a Beneficiary;

      (b)   the Automatic Exchange Rights; and

      (c) the notification and payment obligations applicable to non-residents of Canada, for purposes of the ITA, under section 116 of the ITA, in respect of a disposition of the Exchangeable Shares.

5.3   GENERAL EXERCISE OF EXCHANGE RIGHT

      The Exchange Right shall be and remain vested in and exercisable by the Trustee. Subject to section 7.15, the Trustee shall exercise the Exchange Right only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Right, the Trustee shall not exercise or permit the exercise of the Exchange Right.

5.4   PURCHASE PRICE

      The purchase price payable by Parent for each Exchangeable Share to be purchased by Parent under the Exchange Right shall be an amount per share equal to the sum of (i) the Current Market Price of a Parent Common Share on the last Business Day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right, which shall be satisfied in full by Parent delivering or causing to be delivered to the Trustee on behalf of such holder one Parent Common Share, plus (ii) to the extent not paid by Company on the designated payment date therefor, an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the closing of the purchase and sale. In connection with each exercise of the Exchange Right, Parent shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The total purchase price for each such Exchangeable Share so purchased may be satisfied only by Parent delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, one Parent Common Share and on the applicable payment date a cheque for the balance, if any, of the purchase price without interest, less any amounts withheld pursuant to section 5.13. Upon payment by Parent of such purchase price the relevant Beneficiary shall cease to have any right to be paid by Company any amount in respect of declared and unpaid dividends on each such Exchangeable Share and Company shall cease to be obligated to pay any amount in respect of such dividends.

5.5   EXERCISE INSTRUCTIONS

      Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Insolvency Event, to instruct the Trustee to exercise the Exchange Right with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Company. To cause the exercise of the Exchange Right by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Parent to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the by-laws of Company and such additional documents and instruments as the Trustee, Parent and Company may reasonably require together with (a) a duly completed form of notice of exercise of the Exchange Right, contained on the reverse of or attached to the Exchangeable Share certificates, stating (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Right so as to require Parent to purchase from the Beneficiary the number of Exchangeable Shares specified therein, (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Parent free and clear of all liens, claims and encumbrances, (iii) the names in which the certificates representing Parent Common Shares transferable in connection with the exercise of the Exchange Right are to be registered, (iv) the names and addresses of the Persons to whom such new certificates should be delivered, and (v) whether the Beneficiary is a resident of Canada within the meaning of the ITA, and (b) payment (or evidence satisfactory to the Trustee, Company and Parent of payment) of the taxes (if any) payable as contemplated by section 5.8. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Parent under the Exchange Right, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Company.

5.6   DELIVERY OF PARENT COMMON SHARES

      Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Parent to purchase under the Exchange Right, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Right (and payment of taxes, if any, payable as contemplated by section 5.8 or evidence thereof), duly endorsed for transfer to Parent, the Trustee shall notify Parent and Company of its receipt of the same, which notice to Parent and Company shall constitute exercise of the Exchange Right by the Trustee on behalf of the holder of such Exchangeable Shares, and Parent shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the Beneficiary of such Exchangeable Shares (or to such other Persons, if any, properly designated by such Beneficiary) certificates representing the number of Parent Common Shares issuable in connection with the exercise of the Exchange Right, and on the applicable payment date cheques payable at par at any branch of the bankers of Parent for the balance, if any, of the total purchase price therefor without interest (but in each case less any amounts withheld pursuant to section 5.13); provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Company and Parent of the payment of) the taxes (if any) payable as contemplated by section
5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Parent and Company of the exercise of the Exchange Right as provided in this section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Right shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Parent all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate free and clear of any lien, claim or encumbrance and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Parent Common Shares is not delivered by, or on behalf of, Parent to the Trustee within five Business Days of the date of the giving of such notice by the Trustee or the balance of the purchase price, if any, is not paid by Parent on the applicable payment date therefor (in both cases net of any withholding described in section 5.13), in which case the rights of the Beneficiary shall remain unaffected until such Parent Common Shares are so delivered, and the balance of the purchase price, if any, has been paid, by Parent. Upon delivery by Parent to the Trustee of such Parent Common Shares, and the balance of the purchase price, if any, (net of any withholding described in section 5.13) the Trustee shall deliver such Parent Common Shares and the balance of the purchase price, if any, to such Beneficiary (or to such other Persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Parent Common Shares delivered to it pursuant to the Exchange Right.

5.7   EXERCISE OF EXCHANGE RIGHT SUBSEQUENT TO RETRACTION

      In the event that a Beneficiary has exercised its right under Article 6 of the Share Provisions to require Company to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "RETRACTED SHARES") and is notified by Company pursuant to section 6.6 of the Share Provisions that Company will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that Parent shall not have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Company pursuant to section 6.7 of the Share Provisions and provided further that the Trustee has received written notice of same from Company or Parent, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the

Exchange Right with respect to those Retracted Shares that Company is unable to redeem. In any such event, Company hereby agrees with the Trustee and in favour of the Beneficiary to promptly notify the Trustee of such prohibition against Company redeeming all of the Retracted Shares and to promptly forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Company or to the transfer agent of the Exchangeable Shares (including without limitation, a copy of the retraction request delivered pursuant to section 6.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Right with respect to the Retracted Shares that Company is not permitted to redeem and in respect of which Parent has not exercised its Retraction Call Right and will require Parent to purchase such shares in accordance with the provisions of this Article 5.

5.8   TAXES

      Upon any sale of Exchangeable Shares to Parent pursuant to the Exchange Right or the Automatic Exchange Rights, the share certificate or certificates representing Parent Common Shares to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing, provided such direction is received by Parent prior to the time such shares are issued, without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary (a) shall pay (and none of Parent, Company or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer of such Exchangeable Shares to Parent or in respect of the issuance or delivery of such Parent Common Shares to such Beneficiary or any other Person including, without limitation, in the event that Parent Common Shares are being issued or transferred in the name of a clearing service or depositary or a nominee thereof, or (b) shall have evidenced to the satisfaction of the Trustee, Parent and Company that such taxes, if any, have been paid.

5.9   NOTICE OF INSOLVENCY EVENT

      As soon as practicable following the occurrence of an Insolvency Event or any event that with the giving of notice or the passage of time or both would be an Insolvency Event, Company and Parent shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Company or Parent of the occurrence of an Insolvency Event, or upon the Trustee becoming aware of an Insolvency Event, the Trustee will mail to each Beneficiary, at the expense of Parent (such funds to be received in advance), a notice of such Insolvency Event in the form provided by Parent, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Right.

5.10  QUALIFICATION OF PARENT COMMON SHARES

      Parent covenants that if any Parent Common Shares to be issued and delivered pursuant to the Exchange Right or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority or stock exchange under any Canadian or United States federal, provincial or state law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian or United States federal, provincial or state legal requirement before such shares may be issued and delivered by Parent to the initial holder thereof or in order that such shares may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Parent for purposes of Canadian provincial securities law or an "affiliate" of Parent for purposes of United States federal or state securities law), Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause such Parent Common Shares to be and remain duly registered, qualified or approved. Parent will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Parent Common Shares to be delivered pursuant to the Exchange Right or the Automatic Exchange Rights to be listed, quoted or posted for trading on all stock exchanges and quotation systems on which issued Parent Common Shares have been listed by Parent and remain listed and are quoted or posted for trading at such time.

5.11  PARENT COMMON SHARES

      Parent hereby represents, warrants and covenants that the Parent Common Shares issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12  AUTOMATIC EXCHANGE ON LIQUIDATION OF PARENT

      Parent will give the Trustee written notice of each of the following events at the time set forth below:

      (a) in the event of any determination by the Board of Directors of Parent to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Parent or to effect any other distribution of assets of Parent among its stockholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

      (b) as soon as practicable following the earlier of (A) receipt by Parent of notice of, and (B) Parent otherwise becoming aware of, any instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Parent or to effect any other distribution of assets of Parent among its stockholders for the purpose of winding up its affairs, in each case where Parent has failed to contest in good faith any such proceeding commenced in respect of Parent within 30 days of becoming aware thereof.

      As soon as practicable following receipt by the Trustee from Parent of notice of any event (a "LIQUIDATION EVENT") contemplated by section 5.12(a) or 5.12(b), the Trustee will give notice thereof to the Beneficiaries. Such notice shall be provided to the Trustee by Parent and shall include a brief description of the automatic exchange of Exchangeable Shares for Parent Common Shares provided for in this section 5.12.

      In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Parent Common Shares in the distribution of assets of Parent in connection with a Liquidation Event, on the fifth Business Day prior to the effective date (the "LIQUIDATION EVENT EFFECTIVE DATE") of a Liquidation Event, all of the then outstanding Exchangeable Shares (other than those owned by Parent and its Affiliates) shall be automatically exchanged for Parent Common Shares. To effect such automatic exchange, Parent shall purchase on the fifth Business Day prior to the Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, free and clear of any lien, claim or encumbrance, for a purchase price per share equal to the sum of: (i) the Current Market Price of a Parent Common Share on the fifth Business Day prior to the Liquidation Event Effective Date, which shall be satisfied in full by Parent delivering to the Beneficiary (net of any withholding described in section 5.13) one Parent Common Share, and (ii) to the extent not paid by Company on the designated payment date therefor, an additional amount equal to the full amount of all declared and unpaid dividends on each such Exchangeable Share held by such holder on any dividend record date which occurred prior to the date of the exchange. Parent shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share.

      On the fifth Business Day prior to the Liquidation Event Effective Date, the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Parent Common Shares shall be deemed to have occurred, and each Beneficiary shall be deemed to have transferred to Parent all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares free and clear of any lien, claim or encumbrance and the related interest in the Trust Estate, Company shall have no liability to pay an amount in respect of declared and unpaid dividends to any Beneficiary and each such Beneficiary shall cease to be a holder of such Exchangeable Shares and Parent shall deliver or cause to be delivered to the Beneficiary the Parent Common Shares deliverable upon the automatic exchange of Exchangeable Shares for Parent Common Shares and on the applicable payment date shall deliver to the Trustee for delivery to the Beneficiary a cheque for the balance, if any, of the total purchase price for such Exchangeable Shares, without interest, in each case less any amounts withheld pursuant to section
5.13. Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Parent Common Shares issued pursuant to the automatic exchange of such Beneficiary's Exchangeable Shares for Parent Common Shares and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Parent pursuant to such automatic exchange shall thereafter be deemed to represent Parent Common Shares issued to the Beneficiary by Parent pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Parent Common Shares, duly endorsed in blank and accompanied by such instruments of transfer as Parent may reasonably require, Parent shall deliver or cause to be delivered to the Beneficiary certificates representing the Parent Common Shares of which the Beneficiary is the holder.

5.13  WITHHOLDING RIGHTS

      Parent, Company and the Trustee shall be entitled to deduct and withhold from any purchase price, dividend or consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Parent Common Shares such amounts as Parent, Company or the Trustee (i) is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case as amended or succeeded, (ii) may be liable to pay in accordance with section 116 of the ITA or any corresponding provisions of provincial law; or (iii) may reasonably incur as costs or expenses in connection with such withholding. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided (in the case of amounts withheld under (i) or (ii) above) that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount to be withheld hereunder from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Parent, Company and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Parent, Company or the Trustee, as the case may be, to enable it to effect such withholding in cash and Parent, Company or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14  NO FRACTIONAL SHARES

      A holder of an Exchangeable Share shall not be entitled to any fraction of a Parent Common Share upon the exercise of the Exchange Right or Automatic Exchange Rights hereunder and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest will receive for such fractional interest from Parent on the designated payment date to the extent not paid by Company a cash payment equal to such fractional interest multiplied by the Current Market Price.

5.15  PROHIBITION ON VOLUNTARY LIQUIDATION

      Parent covenants that it shall not take any action relating to a voluntary liquidation, dissolution or winding-up of Company or its successors prior to the Redemption Date (as defined in the Share Provisions) that results in the recognition under the Income Tax Act (Canada) of any accrued gain on a holder's Exchangeable Shares, recognition of which was deferred on the consummation of the transactions contemplated by the Combination Agreement.

                                    ARTICLE 6
                 RESTRICTIONS ON ISSUE OF SPECIAL VOTING SHARES

6.1   ISSUE OF ADDITIONAL SHARES

      During the term of this Agreement, Parent will not, without the consent of the holders at the relevant time of Exchangeable Shares, given in accordance with section 10.2 of the Share Provisions, issue any additional Special Voting Shares with respect to any shares in the capital of or otherwise with respect to Company.

                                    ARTICLE 7
                             CONCERNING THE TRUSTEE

7.1   POWERS AND DUTIES OF THE TRUSTEE

      The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

      (a) receipt and deposit of the Special Voting Share from Parent as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

      (b) granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

      (c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

      (d) receiving the grant of the Exchange Right and the Automatic Exchange Rights from Parent as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

      (e) exercising the Exchange Right and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries (net of any withholding described in section 5.13) Parent Common Shares and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Right or pursuant to the Automatic Exchange Rights, as the case may be;

      (f)   holding title to the Trust Estate;

      (g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

      (h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Parent and Company under this Agreement; and

      (i) taking such other actions and doing such other things as are specifically provided in this Agreement.

      In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all Persons.

      The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

      The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

7.2   NO CONFLICT OF INTEREST

      The Trustee represents to Parent and Company that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 30 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in
Article 10. If, notwithstanding the foregoing provisions of this section 7.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this section 7.2, any interested party may apply to the Court for an order that the Trustee be replaced as Trustee hereunder.

7.3   DEALINGS WITH TRANSFER AGENTS, REGISTRARS, ETC.

      Parent and Company irrevocably authorize the Trustee, from time to time, to:

      (a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Parent Common Shares; and

      (b) requisition, from time to time, (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement and (ii) from the transfer agent of Parent Common Shares, and any subsequent transfer agent of such shares, the share certificates issuable upon the exercise from time to time of the Exchange Right and pursuant to the Automatic Exchange Rights in the manner specified in Article 5.

      Parent and Company irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Parent covenants that it will supply its transfer agent with duly executed share certificates for the purpose of completing the exercise from time to time of the Exchange Right and the Automatic Exchange Rights, in each case pursuant to Article 5.

7.4   BOOKS AND RECORDS

      The Trustee shall keep available for inspection by Parent and Company at the Trustee's principal offices in Toronto correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Exchange Right and the Automatic Exchange Rights. From time to time, Parent may request in writing that the Trustee transmit to Parent a brief report, dated as of a given date, with respect to the details provided below. Within five (5) Business Days of receiving such written request, the Trustee shall transmit such report to Parent. In addition, on or before January 15, 2002, and on or before January 15th in every year thereafter, so long as the Special Voting Share is registered in the name of the Trustee, the Trustee shall transmit to Parent and Company a brief report, dated as of the preceding December 31st, with respect to:

      (a)   the property and funds comprising the Trust Estate as of that date;

      (b) the number of exercises of the Exchange Right, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the delivery by or on behalf of Parent of Parent Common Shares in connection with the Exchange Right, during the fiscal year of Parent ended on such December 31st; and

      (c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

7.5   INCOME TAX RETURNS AND REPORTS

      The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate United States and Canadian income tax returns and any other returns or reports as may be required by applicable law. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Parent or Company). If requested by the Trustee, Parent or Company shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

7.6   INDEMNIFICATION PRIOR TO CERTAIN ACTIONS BY TRUSTEE

      The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Special Voting Share pursuant to Article 4, subject to section 7.15, and with respect to the Exchange Right pursuant to
Article 5, subject to section 7.15, and with respect to the Automatic Exchange Rights pursuant to Article 5, subject to section 7.15.

      None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

7.7   ACTION OF BENEFICIARIES

      No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in section 7.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Right or the Automatic Exchange Rights, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

7.8   RELIANCE UPON DECLARATIONS

      The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of section 7.9, if applicable, and with any other applicable provisions of this Agreement.

7.9   EVIDENCE AND AUTHORITY TO TRUSTEE

      Parent or Company shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Parent or Company or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights or the Exchange Right or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Parent and/or Company promptly if and when:

      (a) such evidence is required by any other section of this Agreement to be furnished to the Trustee in accordance with the terms of this section 7.9; or

      (b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Parent or Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

      Such evidence shall consist of an Officer's Certificate of Parent or Company or a statutory declaration or a certificate made by Persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

      Whenever such evidence relates to a matter other than the Voting Rights or the Exchange Right or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Parent or Company, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of Parent or Company it shall be in the form of an Officer's Certificate or a statutory declaration.

      Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the Person giving the evidence:

      (a) declaring that he has read and understands the provisions of this Agreement relating to the condition in question;

      (b) describing the nature and scope of the examination or investigation upon which he based the statutory declaration, certificate, statement or opinion; and

      (c) declaring that he has made such examination or investigation as he believes is necessary to enable him to make the statements or give the opinions contained or expressed therein.

7.10  EXPERTS, ADVISORS AND AGENTS

      The Trustee may:

      (a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Parent or Company or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

      (b) retain or employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder; and

      (c) pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

7.11  INVESTMENT OF MONEYS HELD BY TRUSTEE

      Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Ontario, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Company. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada or, with the consent of Company, in the deposit department of the Trustee or any other specified loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

7.12  TRUSTEE NOT REQUIRED TO GIVE SECURITY

      The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

7.13  TRUSTEE NOT BOUND TO ACT ON REQUEST

      Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Parent or Company or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

7.14  AUTHORITY TO CARRY ON BUSINESS

      The Trustee represents to Parent and Company that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the provinces of Canada but if, notwithstanding the provisions of this section 7.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Right and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 10.

7.15  CONFLICTING CLAIMS

      If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any Person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

      (a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction and all rights of appeal have expired; or

      (b) all differences with respect to the Voting Rights, Exchange Right or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

      If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

7.16  ACCEPTANCE OF TRUST

      The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

                                    ARTICLE 8
                                  COMPENSATION

8.1   FEES AND EXPENSES OF THE TRUSTEE

      Parent and Company jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income or capital of the Trustee, fees paid to legal counsel and other experts and advisors and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Parent and Company shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with fraud, gross negligence, recklessness or wilful misconduct.

                                    ARTICLE 9
                   INDEMNIFICATION AND LIMITATION OF LIABILITY

9.1   INDEMNIFICATION OF THE TRUSTEE

      Parent and Company jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers and agents appointed and acting in accordance with this Agreement (collectively, the "INDEMNIFIED PARTIES") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, wilful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Parent or Company pursuant hereto.

      In no case shall Parent or Company be liable under this indemnity for any claim against any of the Indemnified Parties unless Parent and Company shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii) below, Parent and Company shall be entitled to participate at their own expense in the defence and, if Parent and Company so elect at any time after receipt of such notice, either of them may assume the defence of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any such suit and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by Parent or Company; or (ii) the named parties to any such suit include both the Trustee and Parent or Company and the Trustee shall have been advised by counsel acceptable to Parent or Company that there may be one or more legal defences available to the Trustee that are different from or in addition to those available to Parent or Company and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Parent and Company shall not have the right to assume the defence of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

9.2   LIMITATION OF LIABILITY

      The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the fraud, gross negligence, recklessness, wilful misconduct or bad faith on the part of the Trustee.

                                   ARTICLE 10
                                CHANGE OF TRUSTEE

10.1  RESIGNATION

      The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Parent and Company specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Parent and Company otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Parent and Company shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of the Court upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of the Court, Parent and Company shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

10.2  REMOVAL

      The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Parent and Company, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

10.3  SUCCESSOR TRUSTEE

      Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Parent and Company and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Parent and Company or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, Parent, Company and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

10.4  NOTICE OF SUCCESSOR TRUSTEE

      Upon acceptance of appointment by a successor trustee as provided herein, Parent and Company shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If Parent or Company shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Parent and Company.

                                   ARTICLE 11
                                PARENT SUCCESSORS

11.1  CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

      As long as any outstanding Exchangeable Shares are owned by any Person other than Parent or any of its Affiliates, Parent shall not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing corporation or other entity resulting therefrom unless, but may do so if:

      (a) such other Person or continuing corporation or, in the event of any merger, amalgamation or similar transaction pursuant to which holders of shares in Parent are entitled to receive shares in the capital of any corporation or other legal entity other than such other Person or continuing corporation, then such corporation or legal entity (in each case, the "PARENT SUCCESSOR") by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto or otherwise agrees to become bound by the terms and provisions of this Agreement, in either case together with such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Parent Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Parent Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Parent under this Agreement; and

      (b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

11.2  VESTING OF POWERS IN SUCCESSOR

      Whenever the conditions of section 11.1 have been duly observed and performed, the Trustee, Parent Successor, Company and Parent, as applicable, shall, if required by section 11.1, execute and deliver the supplemental trust agreement provided for in Article 12 and thereupon Parent Successor shall possess and from time to time may exercise each and every right and power of Parent under this Agreement in the name of Parent or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of Parent, or any officers of Parent, may be done and performed with like force and effect by the directors or officers of such Parent Successor.

11.3  WHOLLY-OWNED SUBSIDIARIES

      Nothing herein shall be construed as preventing the amalgamation or merger of any wholly-owned direct or indirect subsidiary of Parent with or into Parent or the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of Parent (if all of the assets of such subsidiary are transferred to Parent or another wholly-owned direct or indirect subsidiary of Parent) or any other distribution of the assets of any wholly-owned direct or indirect subsidiary of Parent among the shareholders of such subsidiary for the purpose of winding up its affairs, and any such transactions are expressly permitted by this Article 11.

                                   ARTICLE 12
                  AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

12.1  AMENDMENTS, MODIFICATIONS, ETC.

      Subject to Sections 12.2, 12.4 and 14.1, this Agreement may not be amended or modified except by an agreement in writing executed by Parent, Company and the Trustee and approved by the Beneficiaries in accordance with section 12.3 and section 10.2 of the Share Provisions. No amendment or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

12.2  MINISTERIAL AMENDMENTS

      Notwithstanding the provisions of section 12.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

      (a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of Parent and Company shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

      (b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Parent and Company and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries, it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

      (c) making such changes or corrections which, on the advice of counsel to Parent, Company and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of each of Parent and Company shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

12.3  MEETING TO CONSIDER AMENDMENTS

      Company, at the request of Parent, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Company, the Share Provisions and all applicable laws.

12.4  CHANGES IN CAPITAL OF PARENT AND COMPANY

      At all times after the occurrence of any event contemplated pursuant to section 2.7 or 2.8 of the Exchangeable Share Support Agreement or otherwise, as a result of which either Parent Common Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Parent Common Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

12.5  EXECUTION OF SUPPLEMENTAL TRUST AGREEMENTS

      From time to time Company (when authorized by a resolution of its Board of Directors), Parent (when authorized by a resolution of its Board of Directors), and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

      (a) evidencing the succession of Parent Successors and the covenants of and obligations assumed by each such Parent Successor in accordance with the provisions of Article 11 and the successors of the Trustee or any successor trustee in accordance with the provisions of
            Article 10;

      (b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, the Exchange Right or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Parent, Company, the Trustee or this Agreement; and

      (c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

                                   ARTICLE 13
                                  TERMINATION

13.1  TERM

      The Trust created by this Agreement shall continue until the earliest to occur of the following events:

      (a)   no outstanding Exchangeable Shares are held by a Beneficiary;

      (b) each of Parent and Company elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with section 10.2 of the Share Provisions; and

      (c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

13.2  SURVIVAL OF AGREEMENT

      This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Articles 8 and 9 shall survive any such termination of this Agreement.

                                   ARTICLE 14
                                    GENERAL

14.1  SEVERABILITY

      If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

14.2  ENUREMENT

      This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and, subject to the terms hereof, to the benefit of the Beneficiaries and is specifically assignable to any Affiliate of Parent that is a wholly-owned entity disregarded for United States federal income tax purposes without the consent of the Beneficiaries or the Trustee.

14.3  NOTICES TO PARTIES

      All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

      (a)   To Parent or Company at:

                  1301 N. Elston Avenue
                  Chicago, IL 60622
                  USA

                  Attention: General Counsel

            with a copy (which shall not constitute notice) to:

                  Bell, Boyd & Lloyd LLC
                  70 West Madison Street
                  Three First National Plaza
                  Chicago, IL 60602-4207
                  USA

                  Attention: D. Mark McMillan

                  Osler, Hoskin & Harcourt, LLP
                  1 First Canadian Place
                  Box 50
                  Toronto, Ontario  M5X 1B8

                  Attention: Linda Robinson

                  Goodmans LLP
                  250 Yonge Street
                  Suite 2400
                  Toronto, ON M5B 2M6

                  Attention: Stephen Halperin

(b)   To the Trustee at:

                  --

      Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

14.4  NOTICE TO BENEFICIARIES

      Any and all notices to be given and any documents to be sent to any Beneficiary may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Company from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiary.

14.5  RISK OF PAYMENTS BY POST

      Whenever payments are to be made or documents are to be sent to any Beneficiary by the Trustee or by a Beneficiary to the Trustee, the making of such payment or sending of such document sent through the post shall be at the risk of Parent and Company, in the case of payments made or documents sent by the Trustee, and at the risk of the Beneficiary, in the case of payments made or documents sent by the Beneficiary.

14.6  COUNTERPARTS

      This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

14.7  JURISDICTION

      This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

14.8  ATTORNMENT

      Each of the Trustee, Parent and Company agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the Court, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgment of the said courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction, and Parent hereby appoints Company at its registered office in the Province of Ontario as attorney for service of process.

      IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

                                         divine, Inc.


                                         By:
                                            ---------------------------------
                                             Name:
                                             Title:



                                         Delano Technology Corporation


                                         By:
                                            ---------------------------------
                                             Name:
                                             Title:



                                         --

                                         By:
                                            ---------------------------------
                                             Name:
                                             Title:

                                    ANNEX F

                             ARRANGEMENT RESOLUTION
                             ----------------------

                           FORM OF COMPANY RESOLUTION

       SPECIAL RESOLUTION OF SHAREHOLDERS OF DELANO TECHNOLOGY CORPORATION

BE IT RESOLVED THAT:

1. The arrangement (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Delano Technology Corporation (the "Company"), as more particularly described and set forth in the Proxy Statement (the "Circular") of the Company accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2. The plan of arrangement (the "Plan of Arrangement") involving the Company, the full text of which is set out as Annex C to the Circular (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3. The combination agreement (including the schedules thereto) dated as of March 12, 2002 (the "Combination Agreement") among the Company and divine, Inc. and the transactions contemplated thereby, the actions of the board of directors of the Company in approving the Combination Agreement and the transactions contemplated thereby, and the actions of the officers of the Company in executing and delivering the Combination Agreement, are hereby confirmed, ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and
      (ii) subject to the terms of the Combination Agreement, not to proceed with the Arrangement.

5. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute, under the seal of the Company or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Combination Agreement for filing.

6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized hereby.

                                     ANNEX G

                     OPINION OF BROADVIEW INTERNATIONAL LLC

[BROADVIEW LETTERHEAD]

                                                                  March 12, 2002
                                                                    CONFIDENTIAL

Board of Directors
Delano Technology Corporation
302 Town Centre Boulevard
Markham, Ontario  L3R 0E8
Canada

Dear Members of the Board:

We understand that Delano Technology Corporation ("Delano" or the "Company") and divine, inc. ("divine" or "Parent") propose to enter into a Combination Agreement (the "Agreement") pursuant to which each common share of Delano ("Company Common Shares") will be converted into the right to receive
1.1870 shares (the "Exchange Ratio") of the common stock of Parent ("Parent Common Shares"), or, in the case of Company Common Shares held by or on behalf of a Canadian resident who makes a valid election to receive Exchangeable Shares (as defined in the Agreement), the number of Exchangeable Shares equal to the Exchange Ratio. The transaction is intended to be treated as a tax-deferred "rollover" for purposes of Section 85 of the Income Tax Act (Canada) to the extent that Company Common Shares are exchanged for Exchangeable Shares and as a reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended. The terms and conditions of the above described transaction (referred to herein as the "Arrangement") are more fully detailed in the Agreement.

You have requested our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to holders of Company Common shares.

Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to Delano's Board of Directors and will receive a fee from Delano upon the successful conclusion of the Arrangement.

In rendering our opinion, we have, among other things:
1) reviewed the terms of the Agreement, the Plan of Arrangement (as defined in the Agreement) and the Exchangeable Share Provisions (as defined in the Plan of Arrangement), in the form of the drafts dated March 11, 2002, respectively, furnished to us by Company counsel on March 11, 2002 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed except that we have assumed with your permission that the Exchange Ratio is as defined above);

2) reviewed Delano's annual report on Form 10-K for the fiscal year ended March 31, 2001, including the audited financial statements included therein, Delano's

BROADVIEW

Delano Technology Corporation Board of Directors                   March 12,2002
Page 2

        quarterly report on Form 10-Q for the period ended December 31, 2001, including the unaudited financial statements included therein;

   3) reviewed certain internal financial and operating information, including quarterly projections through December 31, 2003, relating to Delano, prepared and furnished to us by Delano management;

   4) participated in discussions with Delano's management concerning the operations, business strategy, current financial performance and prospects for Delano;

   5) discussed with Delano management its view of the strategic rationale for the Arrangement;

   6) reviewed the recent reported closing prices and trading activity for Company Common Shares;

   7) compared certain aspects of the financial performance of Delano with public companies we deemed comparable;

   8) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Arrangement;

   9)   reviewed recent equity research analyst reports covering Delano;

   10) reviewed divine's annual report on Form 10-K for the fiscal year ended December 31, 2000, including the audited financial statements included therein, divine's quarterly report on Form 10-Q for the period ended September 30, 2001, including the unaudited financial statements included therein, divine's current reports on Form 8-K filed since the filing of its Form 10-Q for the period ended September 30, 2001, and divine's press release dated March 7, 2002, for the period ended December 31, 2001, including the unaudited financial statements included therein;

   11) reviewed certain internal financial and operating information for divine, including a financial outlook through December 31, 2003, prepared and furnished to us by divine management;

   12) participated in discussions with divine management concerning the operations, business strategy, financial performance and prospects for divine;

   13) discussed with divine management its view of the strategic rationale for the Arrangement;

   14) reviewed the recent reported closing prices and trading activity for Parent Common Shares;

BROADVIEW

Delano Technology Corporation Board of Directors           March 12, 2002
Page 3

   15) compared certain aspects of the financial performance of divine with public companies we deemed comparable;

   16)  reviewed recent research analyst reports covering divine;

   17) analyzed the anticipated effect of the Arrangement on the future financial performance of divine;

   18) assisted in negotiations and discussions related to the Arrangement among Delano, divine and their respective financial and legal advisors; and

   19) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

   In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Delano, divine, or their respective advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of Delano and divine as to the future performance of Delano and divine, respectively. We have neither made nor obtained an independent appraisal or valuation of any of Delano's assets.

   For purposes of this opinion we have assumed with your permission that Parent Common Shares and Exchangeable Shares are identical in all material respects from a financial point of view, and we therefore express no opinion as to the fairness of any particular form of consideration available to holders of Company Common Shares.

   With your permission, in rendering our opinion, we have not taken into account the impact that any additional potential transactions being considered by divine may have on the financial performance or stock price of divine. For purposes of this opinion, we have assumed that neither Delano nor divine is currently involved in any material transaction other than the Arrangement, other publicly announced transactions, and those activities undertaken in the ordinary course of conducting their respective businesses. Subject to the foregoing, our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which Parent Common Shares will trade at any time or as to the value of such securities. In that regard, we understand that the Parent is not in compliance with NASDAQ listing requirements. Our opinion does not take into account the impact, if any, that a de-listing of Parent Common Shares would have on the price of Parent Common Shares.

   BROADVIEW

   Delano Technology Corporation Board of Directors               March 12, 2002
   Page 4

   Based upon and subject to the foregoing and subject to the limitations and assumptions below, we are of the opinion that the Exchange Ratio is fair, from a financial point of view, to holders of Company Common Shares.

   This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of Delano in connection with its consideration of the Arrangement and does not constitute a recommendation to any Delano shareholder as to how such shareholder should vote with respect to the Arrangement or as to the form of consideration that Delano shareholders should elect to receive in the Arrangement. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of this opinion in its entirety in the Company Circular to be distributed to Delano shareholders in connection with the Arrangement.

                          Delano Technology Corporation
                                Fairness Opinion

                               Valuation Analysis




                  Prepared For: Delano Technology Corporation
                               Board of Directors


                    Prepared By: Broadview International LLC

                                 March 12, 2002

                 DELANO TECHNOLOGY CORPORATION FAIRNESS OPINION

                               Valuation Analysis

                                Table of Contents

                                                                      Tab
Transaction Summary                                                    A
    Transaction Description and Consideration Value
Valuation Analysis                                                     B
    Offer Analysis
    Valuation Summary
    Graphical Valuation Summary
Delano Stock Performance Analyses                                      C
    Delano Weekly Trading History Since Inception
    Delano 1-Year Daily Trading History
    Index of Public Company Comparables vs. Delano and
      the NASDAQ Composite
Delano Public Comparables Analysis                                     D
    Public Company Comparables Summary
    Public Company Comparables Descriptions
M&A Transaction Analyses                                               E
    Selected M&A Transaction Comparables
    Public Seller Premium Analysis
Present Value of Future Potential Share Price Comparison Analysis      F
    Present Value of Future Potential Share Price for Delano
    Discount Rate Calculation
Historical Implied Exchange Ratio Analysis                             G
    Historical Exchange Ratio Summary


                                                     BROADVIEW INTERNATIONAL LLC

Relative Contribution Analyses                                         H
    Relative Contribution Analysis
    Relative Ownership Analysis
divine Stock Performance Analyses and Public Comparables Analysis      I
    divine 1-Year Daily Trading History
    Index of Public Company Comparables vs. divine and the NASDAQ
      Composite
    divine Public Company Comparables Analysis
    divine Public Company Comparables Descriptions
Pro Forma Combination Analysis                                         J
    Purchase Analysis


                                                     BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

TRANSACTION DESCRIPTION AND CONSIDERATION VALUE

TRANSACTION DESCRIPTION

   We understand that Delano Technology Corporation ("Delano" or the "Company") and divine, inc. ("divine" or "Parent") propose to enter into a Combination Agreement (the "Agreement") pursuant to which each common share of Delano ("Company Common Shares") will be converted into the right to receive 1.1870 shares (the "Exchange Ratio") of the common stock of Parent ("Parent Common Shares"), or, in the case of Company Common Shares held by or on behalf of a Canadian resident who makes a valid election to receive Exchangeable Shares (as defined in the Agreement), the number of Exchangeable Shares equal to the Exchange Ratio. The transaction is intended to be treated as a tax-deferred "rollover" for purposes of Section 85 of the Income Tax Act (Canada) to the extent that Company Common Shares are exchanged for Exchangeable Shares and as a reorganization within the meaning of Section 368 of the United States Internal Revenue Code of 1986, as amended. The terms and conditions of the above described transaction (referred to herein as the "Arrangement") are more fully detailed in the Agreement.


CONSIDERATION VALUE
($ Thousands Except Per Share Data)

DELANO TECHNOLOGY CORPORATION COMMON SHARES OUTSTANDING (1)                    43,430
DELANO TECHNOLOGY CORPORATION COMMON STOCK EQUIVALENTS (2)                      3,182
-------------------------------------------------------------------------------------
IMPLIED DELANO TECHNOLOGY CORPORATION TOTAL SHARES TO BE ACQUIRED              46,612

OFFER PRICE PER DELANO TECHNOLOGY CORPORATION SHARE                        $     0.80

divine, inc. SHARE PRICE AS OF 3/11/2002                                   $     0.67
DELANO TECHNOLOGY CORPORATION SHARE PRICE AS OF 3/11/2002                  $     0.75

IMPLIED EXCHANGE RATIO                                                       1.1870 X

SHARES OF divine, inc. COMMON STOCK TO BE RECEIVED FOR COMMON SHARES           51,550
SHARES OF divine, inc. COMMON STOCK TO BE RECEIVED FOR CSES                     3,777
TOTAL SHARES OF divine, inc. COMMON STOCK TO BE RECEIVED                       55,327

IMPLIED VALUE OF divine, inc. SHARES OFFERED                               $   37,069

-------------------------------------------------------------------------------------
IMPLIED EQUITY VALUE OF DELANO TECHNOLOGY CORPORATION                      $   37,069
BALANCE SHEET ADJUSTMENT (3)                                               $   12,543
IMPLIED ENTITY VALUE OF DELANO TECHNOLOGY CORPORATION                      $   24,526
-------------------------------------------------------------------------------------

----------
NOTES:

(1) From Delano Technology Corporation management and includes 4.2MM shares issued to Vikas Kapoor on 12/10/01 which immediately vest upon a change of control.

(2) Calculated using the treasury method for option dilution at the implied offer price of $0.80. Option information provided by Delano Technology Corporation management.

(3) As of 12/31/01, the Company had $12.6MM in cash and $0.1MM in debt, yielding a net balance sheet adjustment of $12.5MM.

                                                                    CONFIDENTIAL

DELANO TECHNOLOGY CORPORATION VALUATION

Offer Analysis


($Thousands Except Per Share Data)

IMPLIED ENTITY VALUE                 $24,526
BALANCE SHEET ADJUSTMENT             $12,543
IMPLIED EQUITY VALUE                 $37,069

IMPLIED EQUITY VALUE PER SHARE (1)   $  0.80

                                                       APPLICABLE
                                                         DELANO                      MULTIPLE                               MEDIAN
                                                       TECHNOLOGY                   OR PREMIUM                              MULTIPLE
                                                       CORPORATION  BALANCE SHEET    IMPLIED           RANGE OF                OR
                   METHODOLOGY                          FIGURE (2)  ADJUSTMENT (3)   BY OFFER   MULTIPLES OR PREMIUMS (4)   PREMIUM
                   -----------                          ----------  --------------   --------   -------------------------   -------
PUBLIC COMPANY COMPARABLES

Multiple of Trailing Twelve Months Revenue                $18,209       $12,543        1.35 x      NM   -        2.52 x     0.57 x

Multiple of Last Quarter Revenue Annualized               $16,640       $12,543        1.47 x      NM   -        2.84 x     0.53 x

Multiple of Trailing Twelve Months Gross Profit           $12,114       $12,543        2.02 x      NM   -        8.87 x     1.36 x

Multiple of Projected 03/31/02 Revenue                    $15,556       $12,543        1.58 x      NM   -        2.68 x     1.27 x

Multiple of Projected 03/31/02 Gross Profit               $10,103       $12,543        2.43 x      NM   -        4.60 x     1.71 x

Multiple of Projected 12/31/02 Revenue                    $20,500       $12,543        1.20 x      NM   -        2.32 x     1.15 x

Multiple of Projected 12/31/02 Gross Profit               $16,012       $12,543        1.53 x      NM   -        3.54 x     1.17 x

Multiple of Projected 12/31/02 EPS                        $  0.04       $     0       21.15 x      NM   -          NM         NM

TRANSACTION COMPARABLES
Multiple of Revenue for Comparable Public and
  Private Companies                                       $18,209       $12,543        1.35 x      NM   -       15.10 x     0.81 x

Premium to Market Value 1 Day Prior to Announcement       $  0.75                       6.0%     (7.5%) -       176.9%      41.2%

Premium to Market Value 20 Days Prior to Announcement     $  0.90                     (11.6%)   (18.9%) -       550.0%      76.1%

----------
NOTES:

(1) Per share calculations assume 46.6MM Delano Technology Corporation common share and share equivalents outstanding, based on $0.80 offer price and Delano Technology Corporation option table as provided by management.

(2) Applicable Delano Technology Corporation figures provided by management.

(3) As of 12/31/01, the Company had $12.6MM in cash and $0.1MM in debt, yielding a net balance sheet adjustment of $12.5MM.

(4) Not Meaningful (NM) when TMC of company is negative or there are less than two data points. NM figures are, however, included in the median calculation as zero.

                                                                    CONFIDENTIAL

DELANO TECHNOLOGY CORPORATION VALUATION
Valuation Summary

($Thousands Except Per Share Data)

IMPLIED ENTITY VALUE                            $24,526
BALANCE SHEET ADJUSTMENT                        $12,543
IMPLIED EQUITY VALUE                            $37,069

IMPLIED EQUITY VALUE PER SHARE (1)              $  0.80

                                                                    APPLICABLE                    IMPLIED
                                                                      DELANO                       EQUITY
                                                          MEDIAN    TECHNOLOGY                   VALUE FROM
                                                         MULTIPLE   CORPORATION  BALANCE SHEET   APPLICABLE
METHODOLOGY                                             OR PREMIUM   FIGURE (2)  ADJUSTMENT (3)    MEDIAN
-----------                                             ----------   ----------  --------------    ------
PUBLIC COMPANY COMPARABLES

Multiple of Trailing Twelve Months Revenue                0.57 x      $18,209       $12,543        $22,847

Multiple of Last Quarter Revenue Annualized               0.53 x      $16,640       $12,543        $21,417

Multiple of Trailing Twelve Months Gross Profit           1.36 x      $12,114       $12,543        $28,977

Multiple of Projected 03/31/02 Revenue                    1.27 x      $15,556       $12,543        $32,232

Multiple of Projected 03/31/02 Gross Profit               1.71 x      $10,103       $12,543        $29,850

Multiple of Projected 12/31/02 Revenue                    1.15 x      $20,500       $12,543        $36,146

Multiple of Projected 12/31/02 Gross Profit               1.17 x      $16,012       $12,543        $31,261

Multiple of Projected 12/31/02 EPS                          NM        $  0.04       $     0             NM

TRANSACTION COMPARABLES

Multiple of Revenue for Comparable Public and Private
  Companies                                               0.81 x      $18,209       $12,543        $27,291

Premium to Market Value 1 Day Prior to Announcement       41.2%       $  0.75            NA        $49,358

Premium to Market Value 20 Days Prior to Announcement     76.1%       $  0.90            NA        $73,858

FUTURE POTENTIAL SHARE PRICE ANALYSIS (5)

Present Value of Future Potential Share Price Based On
  The Median Public Company Comparable TTM TMC/R
  Ratio (6)                                                                                        $19,328

Present Value of Future Potential Share Price Based On
Delano Technology Corporation TTM TMC/R Ratio (7)                                                  $30,129




                                                                                             IMPLIED PER SHARE VALUE
                                                          IMPLIED PER SHARE VALUE RANGE (1)  FROM APPLICABLE MEDIAN
METHODOLOGY                                                             (4)                            (1)
-----------                                               -----------------------------------------------------------
PUBLIC COMPANY COMPARABLES

Multiple of Trailing Twelve Months Revenue                        NM -           $1.26                $0.49

Multiple of Last Quarter Revenue Annualized                       NM -           $1.28                $0.46

Multiple of Trailing Twelve Months Gross Profit                   NM -           $2.58                $0.62

Multiple of Projected 03/31/02 Revenue                            NM -           $1.16                $0.69

Multiple of Projected 03/31/02 Gross Profit                       NM -           $1.27                $0.64

Multiple of Projected 12/31/02 Revenue                            NM -           $1.29                $0.78

Multiple of Projected 12/31/02 Gross Profit                       NM -           $1.48                $0.67

Multiple of Projected 12/31/02 EPS                                NM -              NM                   NM

TRANSACTION COMPARABLES

Multiple of Revenue for Comparable Public and Private
  Companies                                                       NM -           $6.17                $0.59

Premium to Market Value 1 Day Prior to Announcement            $0.69 -           $2.08                $1.06

Premium to Market Value 20 Days Prior to Announcement          $0.73 -           $5.85                $1.58

FUTURE POTENTIAL SHARE PRICE ANALYSIS (5)

Present Value of Future Potential Share Price Based On
  The Median Public Company Comparable TTM TMC/R Ratio (6)     $0.41 -           $0.46                $0.44

Present Value of Future Potential Share Price Based On
Delano Technology Corporation TTM TMC/R Ratio (7)              $0.63 -           $0.71                $0.68

----------
NOTES:

(1) Per share calculations assume 46.6MM Delano Technology Corporation common share and share equivalents outstanding, based on $0.80 offer price and Delano Technology Corporation option table as provided by management.

(2) Applicable Delano Technology Corporation figures provided by management.

(3) As of 12/31/01, the Company had $12.6MM in cash and $0.1MM in debt, yielding a net balance sheet adjustment of $12.5MM.

(4) Not Meaningful (NM) when TMC of company is negative or there are less than two data points. NM figures are, however, included in the median calculation as zero.

(5) Range of implied values calculated using discount rates ranging from 15.0% to 30.0%.

(6) Implied value calculated using a discount rate of 19.10% (calculated using CAPM and the median capital structure adjusted betas of the public company comparables).

(7) Implied value calculated using a discount rate of 20.45% (calculated using CAPM and Delano Technology Corporation's historical beta).

                                                                    CONFIDENTIAL

DELANO TECHNOLOGY CORPORATION VALUATION
Summary Analysis

[BAR GRAPH]

   25th                   75th
Percentile   Median    Percentile
---------------------------------


---------------------------------
              Range

[BAR GRAPH]

($Thousands Except Per Share Data)

                                                                           Equity Offer Price Per
                                                                              Share Of $0.80
PUBLIC COMPANY COMPARABLES

        Multiple of Trailing Twelve Months Revenue

        Multiple of Last Quarter Revenue Annualized

        Multiple of Trailing Twelve Months Gross Profit

        Multiple of Projected 03/31/02 Revenue

        Multiple of Projected 03/31/02 Gross Profit

        Multiple of Projected 12/31/02 Revenue

        Multiple of Projected 12/31/02 Gross Profit

        Multiple of Projected 12/31/02 EPS (1)

TRANSACTION COMPARABLES

        Multiple of Revenue for Comparable Public and Private Companies                            $6.17

        Premium to Market Value 1 Day Prior to Announcement

        Premium to Market Value 20 Days Prior to Announcement                                      $5.85

FUTURE POTENTIAL SHARE PRICE ANALYSIS

        Present Value of Future Potential Share Price Based On The Median
        Public Company Comparable TTM TMC/R Ratio (2)

        Present Value of Future Potential Share Price Based On Delano
        Technology Corporation TTM TMC/R Ratio (3)

----------
NOTES:

(1)      Not Meaningful (NM) when there are less than two data points.

(2) Implied value calculated using a discount rate of 19.10% (calculated using CAPM and the median capital structure adjusted betas of the public company comparables).

(3) Implied value calculated using a discount rate of 20.45% (calculated using CAPM and Delano Technology Corporation's historical beta).

                                                                    CONFIDENTIAL

DELANO TECHNOLOGY CORPORATION TRADING HISTORY
Historical Weekly Share Price and Volume Performance from 02/11/00 to 03/08/02


[BAR GRAPH]

                                                                    CONFIDENTIAL

DELANO TECHNOLOGY CORPORATION TRADING HISTORY
Historical Daily Share Price and Volume Performance from 03/08/01 to 03/11/02

[LINE GRAPH]

                                                                    CONFIDENTIAL

INDEX OF PUBLIC COMPANY COMPARABLES VS. DELANO TECHNOLOGY CORPORATION AND THE NASDAQ COMPOSITE

Weighted Daily Closing Prices from 03/08/01 to 03/11/02 (1)


[LINE GRAPH]

                                                                    CONFIDENTIAL

PUBLIC COMPANY COMPARABLES ANALYSIS
--------------------------------------------------------------------------------
North American eCRM Software Solution Providers with TTM Revenue Less Than $75MM and Less Than 50% TTM Revenue Growth

($Thousands Except Per Share Data)

                                  OPERATING STATISTICS
                                  --------------------------------------------------------------------------------------------
                                                                                   LAST               PROJECTED
                                     TTM        LAST       TTM         TTM       QUARTER  PROJECTED   03/31/02    PROJECTED
                                   REVENUE    QUARTER    REVENUE      GROSS       GROSS    03/31/02    GROSS      12/31/02
COMPANY (1)                          (2)      REVENUE   GROWTH (2)  MARGIN (2)    MARGIN   REVENUE     MARGIN      REVENUE
eGain Communications
  Corporation [EGAN]              $  45,749  $  10,167    28.9%       52.5%        62.8%  $  43,104    58.3%     $  49,734

Digital Impact, Inc.
  [DIGI]                             38,907     10,329     8.9%       53.1%          NA      38,755      NA         48,500

ClickSoftware
  Technologies, Ltd. [CKSW]          18,204      5,905    15.6%       68.3%        79.3%     19,288    70.8%        25,200

Click Commerce,
  Inc. [CKCM]                        43,394      7,096    19.3%       69.9%        55.2%     39,025      NA         39,900

Accrue Software,
  Inc. [ACRU]                        14,632      3,861   (50.9%)      43.9%        61.9%         NA      NA             NA

ServiceWare
  Technologies, Inc. [SVCW]          11,933      4,270   (30.4%)       8.3%        61.6%         NA      NA             NA

Primus Knowledge
  Solutions, Inc. [PKSI]             27,550      6,225   (42.2%)      70.6%        73.2%         NA      NA             NA

Blue Martini
  Software, Inc. [BLUE]              57,494     10,093   (22.6%)      35.5%        46.1%     46,265    36.8%        50,300

Xchange, Inc. [EXAP]                 44,711      9,036   (27.4%)      67.0%        79.1%         NA      NA             NA

FirePond, Inc. [FIRE]                46,089      9,113   (25.6%)      33.2%        42.9%         NA      NA             NA

Selectica, Inc. [SLTC]               47,686     10,345     0.6%       39.1%        41.3%     44,178      NA         44,700

Net Perceptions, Inc.
  [NETP]                             10,163      2,342   (72.2%)      47.9%        61.4%      9,324    58.4%        10,759

                          ----------------------------------------------------------------------------------------------------
                          High    $  57,494  $  10,345    28.9%       70.6%        79.3%  $  46,265    70.8%     $  50,300
                          MEDIAN     41,151      8,066   (24.1%)      50.2%        61.6%     39,025    58.3%        44,700
                          Low        10,163      2,342   (72.2%)       8.3%        41.3%      9,324    36.8%        10,759
                          ----------------------------------------------------------------------------------------------------


DELANO TECHNOLOGY
 CORPORATION (4)                  $  18,209  $   4,160   (33.7%)      66.5%        72.3%  $  15,556    65.0%     $  20,800

DELANO TECHNOLOGY
 CORPORATION MANAGEMENT
 ESTIMATES (5)                    $  18,209  $   4,160   (33.7%)      66.5%        72.3%  $  15,556    64.9%     $  20,500

                                  OPERATING STATISTICS
                                  ----------------------------------------------------------------------------
                                  PROJECTED              SHARE                                      TOTAL
                                   12/31/02  PROJECTED  PRICE AS      EQUITY                        MARKET
                                    GROSS    12/31/02      OF         MARKET        NET CASH    CAPITALIZATION
COMPANY (1)                         MARGIN      EPS      3/11/02  CAPITALIZATION  (CASH-DEBT)        (3)
eGain Communications
  Corporation [EGAN]                 65.7%   $   0.07   $   1.10    $  40,280     ($ 75,189)      $ 115,469

Digital Impact, Inc.
  [DIGI]                               NA       (0.10)      3.30      102,744        24,295          78,449

ClickSoftware
  Technologies, Ltd. [CKSW]          77.4%      (0.12)      1.50       38,824         9,810          29,014

Click Commerce,
  Inc. [CKCM]                          NA       (0.10)      2.09       88,528        39,135          49,393

Accrue Software,
  Inc. [ACRU]                          NA          NA       0.51       15,435         4,530          10,905

ServiceWare
  Technologies, Inc. [SVCW]            NA          NA       0.57       13,620         4,790           8,830

Primus Knowledge
  Solutions, Inc. [PKSI]               NA          NA       1.55       29,294        18,499          10,795

Blue Martini
  Software, Inc. [BLUE]              51.9%      (0.35)      1.77      117,762        95,574          22,188

Xchange, Inc. [EXAP]                   NA          NA       0.22        7,479        (9,629)         17,108

FirePond, Inc. [FIRE]                  NA          NA       1.25       50,097        44,803           5,294

Selectica, Inc. [SLTC]                 NA       (0.38)      3.82      134,557       155,095         (20,538)

Net Perceptions, Inc.
  [NETP]                             63.9%      (0.35)      1.71       46,776        73,605         (26,829)

                          ---------------------------------------------------------------------------------
                          High       77.4%   $   0.07               $ 134,557     $ 155,095       $ 115,469
                          MEDIAN     64.8%      (0.12)                 43,528        21,397          14,007
                          Low        51.9%      (0.38)                  7,479       (75,189)        (26,829)
                          ---------------------------------------------------------------------------------


DELANO TECHNOLOGY
 CORPORATION (4)                     77.0%   $   0.00   $   0.75    $  33,001     $  12,543       $  20,458

DELANO TECHNOLOGY
 CORPORATION MANAGEMENT
 ESTIMATES (5)                       78.1%   $   0.04   $   0.75    $  34,500     $  12,543       $  21,957

----------
NOTES:

(1) Valuation information calculated using the closing price on 03/11/02. Projected financials calculated from selected analyst reports.

(2)      TTM refers to the Trailing Twelve Months ending 12/31/01.

(3) Total Market Capitalization (TMC) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents. Equity Market Capitalization is calculated by multiplying diluted shares outstanding by current share price.

(4) To maintain consistency with public company comparables, Delano Technology Corporation financials are taken from publicly available sources. Delano Technology Corporation projections from BMO Nesbitt Burns Research analyst report dated 01/24/02. Delano Technology Corporation market capitalization calculated with diluted shares outstanding of 44.0MM as reported in the 10-Q for the quarter ending 12/31/01.

(5) Projected financials calculated from Delano Technology Corporation management estimates.

         Delano Technology Corporation market capitalization calculated with diluted shares outstanding of 46.0MM, based on 03/12/02 option table provided by management and 03/11/02 share price of $0.75.

                                                                    CONFIDENTIAL

PUBLIC COMPANY COMPARABLES ANALYSIS

North American eCRM Software Solution Providers with TTM Revenue Less Than $75MM and Less Than 50% TTM Revenue Growth

($Thousands Except Per Share Data)

                                  VALUATION STATISTICS
                                  -------------------------------------------------------------------------------------

                                                                             PROJECTED             PROJECTED
                                                          TTM     PROJECTED  03/31/02   PROJECTED   12/31/02
                                    TTM      TMC/LQA   TMC/GROSS  03/31/02   TMC/GROSS  12/31/02   TMC/GROSS  PROJECTED
                                  TMC/R(2)   REVENUE    PROFIT     TMC/R      PROFIT     TMC/R      PROFIT    12/31/02
COMPANY (1)                       (3)(4)      (3)(4)   (2)(3)(4)   (3)(4)     (3)(4)     (3)(4)      (3)(4)   P/E(4)(5)
-----------                       ------      ------   ---------   ------     ------     ------      ------   ---------
eGain Communications
  Corporation [EGAN]                 2.52 x    2.84 x    4.81 x     2.68 x    4.60 x      2.32 x    3.54 x     15.58 x

Digital Impact, Inc.
  [DIGI]                             2.02      1.90      3.80       2.02        NA        1.62        NA         NOM

ClickSoftware
  Technologies, Ltd.
  [CKSW]                             1.59      1.23      2.33       1.50      2.12        1.15      1.49         NOM

Click Commerce, Inc.
  [CKCM]                             1.14      1.74      1.63       1.27        NA        1.24        NA         NOM

Accrue Software, Inc.
  [ACRU]                             0.75      0.71      1.70         NA        NA          NA        NA          NA

ServiceWare
  Technologies, Inc.
  [SVCW]                             0.74      0.52      8.87         NA        NA          NA        NA          NA

Primus Knowledge
  Solutions, Inc. [PKSI]             0.39      0.43      0.56         NA        NA          NA        NA          NA

Blue Martini Software,
  Inc. [BLUE]                        0.39      0.55      1.09       0.48      1.30        0.44      0.85         NOM

Xchange, Inc. [EXAP]                 0.38      0.47      0.57         NA        NA          NA        NA          NA

FirePond, Inc. [FIRE]                0.11      0.15      0.35         NA        NA          NA        NA          NA

Selectica, Inc. [SLTC]                 NM        NM        NM         NM        NA          NM        NA         NOM

Net Perceptions, Inc.
  [NETP]                               NM        NM        NM         NM        NM          NM        NM         NOM

                          ------------------------------------------------------------------------------------------

                          High       2.52 x    2.84 x    8.87 x     2.68 x    4.60 x      2.32 x    3.54 x        NM
                          MEDIAN     0.57      0.53      1.36       1.27      1.71        1.15      1.17          NM
                          Low          NM        NM        NM         NM        NM         NM        NM           NM
                          ------------------------------------------------------------------------------------------


DELANO TECHNOLOGY                    1.12 X    1.23 X    1.69 X     1.32 X    2.02 X      0.98 X    1.28 X        NM
  CORPORATION (6)

DELANO TECHNOLOGY
  CORPORATION MANAGEMENT
  ESTIMATES (7)                      1.21 X    1.32 X    1.81 X     1.41 X    2.17 X      1.07 X    1.37 X     19.94 X

----------
NOTES:

(1) Valuation information calculated using the closing price on 03/11/02. Projected financials calculated from selected analyst reports.

(2)      TTM refers to the Trailing Twelve Months ending 12/31/01.

(3) Total Market Capitalization (TMC) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents. Equity Market Capitalization is calculated by multiplying diluted shares outstanding by current share price.

(4) Not Meaningful (NM) when TMC of company is negative or there are less than two data points. NM figures are, however, included in the median calculation as zero.

(5) Negative Operating Metric (NOM) when relevant operating metric is less than zero. NOM figures are not included in the median calculation.

(6) To maintain consistency with public company comparables, Delano Technology Corporation financials are taken from publicly available sources. Delano Technology Corporation projections from BMO Nesbitt Burns Research analyst report dated 01/24/02. Delano Technology Corporation market capitalization calculated with diluted shares outstanding of 44.0MM as reported in the 10-Q for the quarter ending 12/31/01.

(7) Projected financials calculated from Delano Technology Corporation management estimates.

         Delano Technology Corporation market capitalization calculated with diluted shares outstanding of 46.0MM, based on 03/12/02 option table provided by management and 03/11/02 share price of $0.75.

                                                                    CONFIDENTIAL

DESCRIPTIONS OF PUBLIC COMPANY COMPARABLES

North American eCRM Software Solution Providers with TTM Revenue Less Than $75MM and Less Than 50% TTM Revenue Growth

COMPANY            DESCRIPTION
-------            -----------
Accrue Software,   Accrue Software, Inc. provides enterprise-level eBusiness
Inc.               analysis solutions that enable companies to understand,
                   predict and respond to online customer behavior. The
                   Company's products allow businesses to address marketing and merchandising initiatives concerning the effectiveness of
                   their websites.

Blue Martini       Blue Martini Software provides software and services that
Software, Inc.     enable businesses to understand, target and interact with
                   customers on the Web, through call centers, via e-mail and over wireless devices. The company offers software suite that allows companies to interact with customers and channel
                   partners across multiple touch points.

Click Commerce,    Click Commerce, Inc., provides business-to-business channel
Inc.               management software products and integration services that use the Internet to connect global companies with their
                   distribution channel partners. The Company develops,
                   implements and supports private e-marketplace extranets,
                   which are secure systems that use the Internet to connect
                   companies with participants in the chain of distribution.

ClickSoftware      ClickSoftware Technologies Ltd. provides software for
Technologies,      optimizing service operations by improving customer
Ltd.               responsiveness and the utilization of service resources. The
                   Company's products enable businesses to respond to customer demands for service while maximizing utilization of service personnel and minimizing operational costs.

Digital Impact,    Digital Impact, Inc. offers Internet direct marketing
Inc.               services to businesses that wish to communicate with their customers online through email. The Company's solutions
                   facilitate many aspects of online direct marketing including data management, marketing analytics, campaign management and message delivery.

eGain              eGain Communications provides large companies with enterprise
Communications     interaction management software for the Internet. The
Corporation        Company's solution includes self-service, live online
                   assistance and e-mail-based communications.

COMPANY            DESCRIPTION
-------            -----------
FirePond, Inc.     FirePond, Inc. provides integrated eBusiness sales and
                   marketing solutions for companies wishing to offer complex products and services through the Internet. The Company's
                   products leverage intelligence engines and automation
                   technology to shorten sales cycles, improve revenue per
                   channel and maximize price optimization.

Net Perceptions,   Net Perceptions, Inc. provides software that integrates and
Inc.               analyzes information about customers, products and
                   promotional activities, enabling companies to improve their marketing, merchandising and advertising effectiveness. The
                   Company's solutions include data mining, reporting and
                   campaign management capabilities.

Primus Knowledge   Primus Knowledge Solutions provides customer relationship
Solutions, Inc.    management software that enables companies to leverage
                   customer interactions across multiple communication channels and business processes. The Company's software is designed to give customers access information and to enable businesses to share customer and product knowledge across the enterprise.

Selectica, Inc.    Selectica, Inc. provides Internet selling system software and services that enable companies to sell products and services over intranets, extranets, and the public Internet.
                   Businesses use the Company's software to guide their
                   customers, partners and employees through the selection,
                   configuration, pricing, quotation and fulfillment processes.

ServiceWare        ServiceWare Technologies, Inc. provides software solutions
Technologies,      that provide an Internet-based eService platform for
Inc.               customers, partners, suppliers and employees. The Company's
                   eService Suite includes licensed and subscription-based
                   software and content products that enable businesses to
                   capture enterprise knowledge and share that information
                   through the Internet.

Xchange, Inc.      Xchange, Inc. provides software that delivers personalized online and offline customer communications, performs
                   customer-analytics and synchronizes cross-channel
                   communications. The software allows for real-time
                   interactions between a company and its customers.

                                                                    CONFIDENTIAL

SELECTED M&A TRANSACTION COMPARABLES

North American eCRM Software Solution Provider Transactions Announced Since January 1, 2001

($ Millions)

                                                                                                  ADJUSTED                 ADJUSTED
ANNOUNCE                                                                                           PRICE      SELLER        PRICE/
DATE      BUYER                  SELLER                   SELLER DESCRIPTION                         (1)      REVENUE    REVENUE (2)
----      -----                  ------                   ------------------                         ---      -------    -----------
01/17/01  NetIQ Corporation      WebTrends Corporation    Provides enterprise solutions for        $925.16     $61.27       15.10 x
                                                          visitor relationship management,
                                                          eBusiness intelligence and systems
                                                          management.

08/15/01  J.D. Edwards &         YOUcenric, Inc.          Provides Java-based customer               71.49      17.45        4.10
          Company                                         relationship management software,
                                                          including applications for sales
                                                          force automation, campaign
                                                          management, contact center management
                                                          and partner relationship management.

03/28/01  Sage Group Plc         Interact Commerce        Provides software that enables            271.82     107.65        2.52
                                 Corporation              mid-market businesses to automate
                                                          sales, marketing and customer support
                                                          interactions.

06/01/01  DoubleClick, Inc.      MessageMedia, Inc.       Provides marketers with a variety of       29.37      35.37        0.83
                                                          email marketing solutions and
                                                          services, including its M3 platform,
                                                          a full service e-messaging solution,
                                                          and Unitymail 4.0, an award- winning
                                                          licensed software.

08/16/01  divine, inc.           Open Market, Inc.        Provides content-driven eBusiness          51.43      63.50        0.81
                                                          solutions that enable enterprises to
                                                          manage interactions with their site
                                                          visitors, customers, employees and
                                                          channel partners.

07/09/01  divine, inc.           eshare                   Provides customer interaction              57.12      79.92        0.71
                                 communications, Inc.     management solutions that help both
                                                          Internet-based and traditional
                                                          businesses establish and maintain
                                                          relationships with their customers.

10/29/01  SPSS, Inc.             NetGenesis Corporation   Provides eCustomer intelligence            13.63      19.54        0.70
                                                          solutions. The company's net.analysis
                                                          product combines information about
                                                          Website visitor behavior with a
                                                          company's other online and offline
                                                          customer data.

01/08/01  Chordiant              Prime Response, Inc.     Provides relationship marketing suite       9.19      28.86        0.32
          Software, Inc.                                  of software applications providing
                                                          and easy-to- use interface empowering
                                                          marketing capabilities.

04/09/01  Kana Software,         Broadbase Software,      Provides customer-focused, analytic       (54.39)     54.99          NM
          Inc.                   Inc.                     marketing automation and eService
                                                          software applications that analyze
                                                          customer data from multiple touch
                                                          points and use that information to
                                                          execute marketing campaigns, improve
                                                          online merchandizing and content,
                                                          increase site stickiness and
                                                          personalize all customer
                                                          interactions.


Mean                      2.79 x

High                     15.10
--------------------------------
MEDIAN                    0.81
--------------------------------
Low                         NM
--------------------------------

-----------
NOTES:

(1) Prices paid have been adjusted for cash and debt on the seller's balance sheet at the time of acquisition if known.

(2) Not meaningful (NM) when adjusted price is negative. NM figures are included in the median calculation as zero.

                                                                    CONFIDENTIAL

SOFTWARE COMPANY PREMIUMS - 1 TRADING DAY PRIOR TO ANNOUNCEMENT

      PREMIUM OVER SELLER'S SHARE PRICE 1 TRADING DAY PRIOR TO ANNOUNCEMENT FOR PUBLIC SOFTWARE COMPANIES WITH TOTAL CONSIDERATION BETWEEN $10MM
                        AND $100MM, SINCE JANUARY 1, 2000



[BAR GRAPH]

NOTES:
(1) Calculated based on 03/11/02 Delano Technology Corporation closing price of $0.75.

                                                                    CONFIDENTIAL

SOFTWARE COMPANY PREMIUMS - 20 TRADING DAYS PRIOR TO ANNOUNCEMENT

   PREMIUM OVER SELLER'S SHARE PRICE 20 TRADING DAYS PRIOR TO ANNOUNCEMENT FOR
      PUBLIC SOFTWARE COMPANIES WITH TOTAL CONSIDERATION BETWEEN $10MM AND
                          $100MM, SINCE JANUARY 1, 2000


[BAR GRAPH]


(1) Calculated based on 02/11/02 Delano Technology Corporation closing price of $0.90.

                                                                    CONFIDENTIAL

PUBLIC SELLER PREMIUM ANALYSIS

Software Transactions with North American Sellers and Equity Consideration between US $10 Million and US $100 Million at Announcement Since January 1, 2000

($ Millions)

                                                                                           EQUITY          PREMIUM     PREMIUM PAID
                                                                                         CONSIDERATION      PAID 1      20 TRADING
ANNOUNCE                                                                                      AT          DAY BEFORE    DAYS BEFORE
  DATE      BUYER            SELLER                DESCRIPTION                           ANNOUNCEMENT    ANNOUNCEMENT  ANNOUNCEMENT
  ----      -----            ------                -----------                           ------------    ------------  ------------
1/31/2001   Plato Learning,  Wasatch Interactive   Provides interactive,                    $11.49           9.2%          550.0%
            Inc.             Learning Corporation  curriculum-based educational
                                                   software.

1/30/2001   The First        Credit Management     Provides software solutions for           81.29         110.1%          530.3%
            American         Solutions, Inc.       automating credit analysis.
            Corporation

5/7/2001    Verso            Telemate.Net          Provides software for Internet usage      30.00         121.8%          173.6%
            Technologies,    Software, Inc.        management, call accounting and Web
            Inc.                                   analytics.

7/9/2001    divine, inc.     eshare                Provides customer interaction             71.10         164.6%          166.7%
                             communications,       management solutions that help both
                             Inc.                  Internet-based and traditional
                                                   businesses establish and maintain
                                                   relationships with their customers.

1/7/2002    COGNICASE, Inc.  Applied Terravision   Provides enterprise solutions             40.52          72.9%          162.9%
                             Systems, Inc.         focusing on the application service
                                                   provider and business function
                                                   outsourcing delivery models for the
                                                   oil & gas and trust management
                                                   verticals.

11/14/2001  Information      Liquent, Inc.         Provides software and services for      43.58             138.2%           150.5%
            Holdings, Inc.                         content assembly and publishing for
                                                   the life sciences industry.

                                                                    CONFIDENTIAL

PUBLIC SELLER PREMIUM ANALYSIS

Software Transactions with North American Sellers and Equity Consideration between US $10 Million and US $100 Million at Announcement Since January 1, 2000

($ Millions)

                                                                                           EQUITY          PREMIUM     PREMIUM PAID
                                                                                         CONSIDERATION      PAID 1      20 TRADING
ANNOUNCE                                                                                      AT          DAY BEFORE    DAYS BEFORE
  DATE      BUYER            SELLER                DESCRIPTION                           ANNOUNCEMENT    ANNOUNCEMENT  ANNOUNCEMENT
  ----      -----            ------                -----------                           ------------    ------------  ------------
9/18/2001   divine, inc.     Eprise Corporation    Provides content management              $44.38           176.9%        139.3%
                                                   solutions.

10/29/2001  SPSS, Inc.       NetGenesis            Provides e-customer intelligence          45.30            50.2%        139.0%
                             Corporation           solutions. The company's
                                                   net.analysis product combines
                                                   information about web site visitor
                                                   behavior with a company's other
                                                   online and offline customer data.

6/12/2001   Adir             NetSpeak Corporation  Provides a suite of software for          47.28            59.7%        138.3%
            Technologies,                          real-time concurrent interactive
            Inc.                                   voice, video and data transmission
                                                   over data networks.

11/20/2000  Onvia.com, Inc.  DemandStar.com, Inc.  Provides Internet-based                   14.45            41.4%        132.9%
                                                   procurement systems for
                                                   governmental agencies.

1/30/2001   Orchestream      Crosskeys Systems     Provides telecommunications               35.94            40.3%        129.2%
            Holdings plc     Corp.                 management software products and
                                                   services for telecommunications
                                                   service providers.

5/15/2000   Cerner           Citation Computer     Provides clinical information             17.15            45.1%        124.4%
            Corporation      Systems, Inc.         systems for hospitals, clinics,
                                                   physicians' groups and emerging
                                                   integrated delivery networks.

4/3/2001    Harris           Exigent               Provides tracking and control             22.97            83.2%        118.5%
            Corporation      International, Inc.   software for satellite networks.

                                  CONFIDENTIAL

PUBLIC SELLER PREMIUM ANALYSIS

Software Transactions with North American Sellers and Equity Consideration between US $10 Million and US $100 Million at Announcement Since January 1, 2000

($ Millions)

                                                                                           EQUITY          PREMIUM     PREMIUM PAID
                                                                                         CONSIDERATION      PAID 1      20 TRADING
ANNOUNCE                                                                                      AT          DAY BEFORE    DAYS BEFORE
  DATE      BUYER            SELLER                DESCRIPTION                           ANNOUNCEMENT    ANNOUNCEMENT  ANNOUNCEMENT
  ----      -----            ------                -----------                           ------------    ------------  ------------
2/26/2001   AremisSoft        Fourth Shift         Provides eBusiness software              $40.05            41.0%        111.4%
            Corporation       Corporation          and services for
                                                   manufacturing, distribution,
                                                   customer relationship and
                                                   financial management.

10/25/2001  Investor Group   Ecometry              Provides integrated software              33.67            80.0%         92.0%
            (SG  Merger      Corporation (1)       solutions for multi-channel
            Corporation)                           commerce.

7/16/2001   Corel            Micrografx, Inc.      Provides enterprise process               27.09            17.4%         91.0%
            Corporation                            and graphics software,
                                                   solutions and services
                                                   allowing executives to
                                                   identify and value
                                                   performance improvement
                                                   initiatives.

10/25/2000  Telelogic AB     Continuus Software    Provides asset and project                41.54            28.7%         90.9%
                             Corporation           management software designed
                                                   to support the collaborative
                                                   development, management,
                                                   approval and deployment of
                                                   software, Internet
                                                   applications and Web content.

2/18/2000   Nemetschek       diehl graphsoft,      Provides interactive graphics             29.23            33.3%         90.0%
            Aktiengesell-    inc.                  and Computer Aided Design
            schaft                                 (CAD) software for
                                                   architectural and engineering
                                                   projects.

----------
NOTES:

(1)      Acquisition pending

                                                                    CONFIDENTIAL


PUBLIC SELLER PREMIUM ANALYSIS

Software Transactions with North American Sellers and Equity Consideration between US $10 Million and US $100 Million at Announcement Since January 1, 2000

($ Millions)

                                                                                                     PREMIUM           PREMIUM
                                                                                      EQUITY          PAID 1          PAID 20
ANNOUNCE                                                                           CONSIDERATION    DAY BEFORE      TRADING DAYS
  DATE          BUYER             SELLER                    DESCRIPTION           AT ANNOUNCEMENT  ANNOUNCEMENT  BEFORE ANNOUNCEMENT
------------------------------------------------------------------------------------------------------------------------------------
8/7/2001   COGNICASE, Inc.   Ezenet Corporation  Provides customer-centric             $34.30          85.9%            80.6%
                                                 software for aggregating and
                                                 managing customer account
                                                 information, personal financial
                                                 planning and transaction
                                                 processing capabilities for
                                                 financial institutions.

3/10/2000  The Thomson       Wave Technologies   Provides training solutions for        41.59          32.2%            77.3%
           Corporation       International,      technical certification,
                             Inc.                including computer programming,
                                                 networking and operating
                                                 systems certifications.

6/29/2000  Tumbleweed        Interface Systems,  Provides legacy-to-Internet            70.39          40.3%            74.8%
           Communications    Inc.                software and services enabling
           Corporation                           organizations to re-deploy
                                                 information stored on legacy
                                                 systems to their e-Commerce or
                                                 Internet-based applications.

5/23/2000  BMC Software,    .OptiSystems         Provides enterprise application        70.00          19.4%            66.7%
           Inc.              Solutions, Ltd.     management software for the SAP
                                                 and IBM markets that manages
                                                 application performance and
                                                 availability in real-time.

3/16/2000  eGain             Inference           Provides customer relationship         88.27          (6.3%)           63.5%
           Communications    Corporation         management (CRM) software for
           Corporation                           customer self-service and
                                                 agent-assisted customer contact
                                                 centers.

7/2/2001   ValueClick, Inc.  Mediaplex, Inc.     Provides relational database           53.77          44.6%            62.5%
                                                 management technology and
                                                 component architecture that
                                                 integrates online and offline
                                                 campaign management.


                                    Page 17          BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

PUBLIC SELLER PREMIUM ANALYSIS

Software Transactions with North American Sellers and Equity Consideration between US $10 Million and US $100 Million at Announcement Since January 1, 2000

($ Millions)

                                                                                                     PREMIUM           PREMIUM
                                                                                      EQUITY          PAID 1          PAID 20
ANNOUNCE                                                                           CONSIDERATION    DAY BEFORE      TRADING DAYS
  DATE          BUYER             SELLER                    DESCRIPTION           AT ANNOUNCEMENT  ANNOUNCEMENT  BEFORE ANNOUNCEMENT
------------------------------------------------------------------------------------------------------------------------------------
12/1/2000   CGI Group, Inc.  Star Data Systems,  Provides online, real-time            $62.08          44.8%            61.6%
                             Inc.                financial information and
                                                 transaction processing services
                                                 to the Canadian investment
                                                 community.

10/19/2000  Perot Systems    Health Systems      Provides health benefits               13.52          33.3%            60.0%
            Corporation      Design              information systems software to
                             Corporation         organizations that administer
                                                 health benefits.

7/17/2000   John H.          Concentrex, Inc.    Provides software solutions to         37.01          75.0%            60.0%
            Harland                              deliverfinancial services,
            Company                              including real-time information
                                                 management, branch automation,
                                                 loan origination and new
                                                 accounts management solutions.

8/7/2001    Corel            SoftQuad Software,  Develops XML enabling                  37.53          40.0%            50.7%
            Corporation      Ltd. (1)            technologies and commerce
                                                 solutions for eBusiness.

2/1/2002    Adobe Systems,   Accelio             Provides web-enabled solutions         70.49          47.4%            50.5%
            Inc.             Corporation         that help customers manage
                                                 business processes driven by
                                                 electronic forms.

5/18/2001   America Online,  InfoInterActive,    Provides telecommunications            28.20          35.6%            42.0%
            Inc.             Inc.                applications combining
                                                 telephone, Internet and
                                                 wireless networking
                                                 technologies.

NOTES:

(1) Acquisition pending


                                    Page 18          BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

PUBLIC SELLER PREMIUM ANALYSIS

Software Transactions with North American Sellers and Equity Consideration between US $10 Million and US $100 Million at Announcement Since January 1, 2000

($ Millions)

                                                                                                     PREMIUM           PREMIUM
                                                                                      EQUITY          PAID 1          PAID 20
ANNOUNCE                                                                           CONSIDERATION    DAY BEFORE      TRADING DAYS
  DATE          BUYER             SELLER                    DESCRIPTION           AT ANNOUNCEMENT  ANNOUNCEMENT  BEFORE ANNOUNCEMENT
------------------------------------------------------------------------------------------------------------------------------------
6/1/2001    DoubleClick,     MessageMedia, Inc.  Provides permission-based,            $39.26          30.0%            40.0%
                                                 Inc. email marketing and
                                                 messaging solutions.


11/7/2000   SPSS, Inc.       ShowCase            Provides integrated business           94.60          49.8%            33.3%
                             Corporation         intelligence solutions for IBM
                                                 AS/400 customers.


7/2/2001    Radisys          Microware Systems   Provides embedded software             13.03          41.7%            23.6%
            Corporation      Corporation         solutions for advanced
                                                 communications infrastructure,
                                                 Internet appliances and
                                                 multimedia devices.


3/20/2001   Pitney Bowes,    Alysis              Provides component-based               22.39          85.3%            23.6%
            Inc.             Technologies, Inc.  eBilling software for billing,
                                                 payment, processing, dispute
                                                 management, workflow and data
                                                 analysis.


12/4/2001   Roxio, Inc.      MGI Software        Provides consumer digital photo        32.78          12.4%            (4.0%)
                             Corporation         and video editing software.


1/8/2001    Chordiant        Prime Response,     Develops relationship marketing        36.25          (2.2%)           (5.7%)
            Software Inc.    Inc.                suite of software applications
                                                 providing and easy-to-use
                                                 interface empowering marketing
                                                 capabilities.


1/25/2002   PeopleSoft,      Momentum Business   Provides eBusiness, analytics          90.00          (3.3%)           (5.7%)
            Inc.             Applications,       and business process
                             Inc. (1)            applications software
                                                 solutions.

NOTES:

(1) Acquisition pending

                                    Page 19          BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

PUBLIC SELLER PREMIUM ANALYSIS

Software Transactions with North American Sellers and Equity Consideration between US $10 Million and US $100 Million at Announcement Since January 1, 2000

($ Millions)

                                                                                                     PREMIUM           PREMIUM
                                                                                      EQUITY          PAID 1          PAID 20
ANNOUNCE                                                                           CONSIDERATION    DAY BEFORE      TRADING DAYS
  DATE          BUYER             SELLER                    DESCRIPTION           AT ANNOUNCEMENT  ANNOUNCEMENT  BEFORE ANNOUNCEMENT
------------------------------------------------------------------------------------------------------------------------------------
8/16/2001   divine, inc.     Open Market, Inc.   Provides content-driven               $45.46          (7.5%)           (11.5%)
                                                 eBusiness solutions that
                                                 enable enterprises to manage
                                                 interactions with their site
                                                 visitors, customers, employees
                                                 and channel partners.

9/6/2001    Cerner           Dynamic Healthcare  Provides clinical and                  17.45          (0.9%)           (17.4%)
            Corporation      Technologies, Inc.  diagnostic workflow software
                                                 and Internet services for
                                                 pathology, laboratory, and
                                                 radiology, enabling
                                                 collaboration among physicians
                                                 and clinicians in hospital and
                                                 clinical care settings.

3/22/2001   First Virtual    CUseeMe Networks,   Develops and hosts technology          18.23          27.1%            (18.9%)
            Communications,  Inc.                for interactive voice and
            Inc.                                 visual communications over the
                                                 Internet.


                                                 ------------------------------------------------------------------------------
                                                 High                                                 176.9%           550.0%
                                                 ------------------------------------------------------------------------------
                                                 MEDIAN                                                41.2%            76.1%
                                                 ------------------------------------------------------------------------------
                                                 Low                                                   (7.5%)          (18.9%)
                                                 ------------------------------------------------------------------------------


                                    Page 20          BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

PRESENT VALUE OF PROJECTED DELANO TECHNOLOGY CORPORATION SHARE PRICE

52 Week High                                     $2.56
Current Share Price as of 3/11/02                $0.75
52 Week Low                                      $0.11


Revenue For TTM Period Ending 12/31/2001(1)                   $18,209
Projected Revenue for Fiscal Year Ending 12/31/2002(2)        $20,500
Delano Technology Corporation TTM TMC/R(1)(3)                    1.21 x
Median TTM TMC/R of Public Company Comparables(1)(3)             0.57 x


CALCULATION OF IMPLIED SHARE PRICE BASED ON MEDIAN TMC/R OF COMPARABLES

   MEDIAN TTM           DELANO TECHNOLOGY                                     IMPLIED FUTURE
    TMC/R OF          CORPORATION PROJECTED           IMPLIED FUTURE            TOTAL SHARE
COMPARABLES(1)(3)     REVENUE (12/31/02)(2)       MARKET CAPITALIZATION           PRICE(5)
---------------------------------------------------------------------------------------------
   0.57 x                    $20,500                     $11,601                    $0.52


            PRESENT VALUE OF SHARE PRICE BASED ON REVENUE
    FOR TWELVE MONTHS ENDED 12/31/2002 AT VARIOUS DISCOUNT RATES(4)
-------------------------------------------------------------------------
 15.00%      19.10%(6)      20.00%      20.45%(7)      25.00%      30.00%
$ 0.46      $ 0.44         $ 0.44      $ 0.44         $ 0.43      $ 0.41

CURRENT STANDALONE
DELANO TECHNOLOGY
 CORPORATION TTM
  TMC/R(1)(3)
------------------
           1.21 x     $20,500      $24,719      $0.80           $0.71       $0.68      $0.68     $0.68     $0.66     $0.63


SENSITIVITY ANALYSIS


                                                                        PRESENT VALUE OF SHARE PRICE BASED ON REVENUE
                                                               FOR TWELVE MONTHS ENDED 12/31/2002 AT VARIOUS DISCOUNT RATES(4)
                                                               ---------------------------------------------------------------

                                                IMPLIED FUTURE
                                    TMC/R(3)    SHARE PRICE(5)      15.00%    19.10%(6)   20.00%  20.45%(7)   25.00%   30.00%
                                    ------------------------------------------------------------------------------------------
                                    0.25 x          $0.38           $0.33       $0.32     $0.32     $0.32     $0.31    $0.30
                                    0.50 x          $0.49           $0.43       $0.42     $0.42     $0.41     $0.40    $0.39
Implied Share Price Based           0.57 x          $0.52           $0.46       $0.44     $0.44     $0.44     $0.43    $0.41
on Median Public Company            0.75 x          $0.60           $0.53       $0.51     $0.51     $0.51     $0.49    $0.47
Comparables TTM TMC/R               1.00 x          $0.71           $0.63       $0.61     $0.60     $0.60     $0.58    $0.56
                                    1.21 x          $0.80           $0.71       $0.68     $0.68     $0.68     $0.66    $0.63
                                    1.25 x          $0.82           $0.72       $0.70     $0.70     $0.69     $0.67    $0.65
Implied Share Price Based on        1.50 x          $0.93           $0.82       $0.80     $0.79     $0.79     $0.76    $0.74
Current Delano Technology           1.75 x          $1.04           $0.92       $0.89     $0.88     $0.88     $0.85    $0.82
Corporation TTM TMC/R               2.00 x          $1.15           $1.01       $0.98     $0.98     $0.97     $0.94    $0.91
                                    2.25 x          $1.26           $1.11       $1.08     $1.07     $1.07     $1.03    $1.00
                                    2.50 x          $1.37           $1.21       $1.17     $1.16     $1.16     $1.12    $1.08
                                    2.75 x          $1.48           $1.31       $1.27     $1.26     $1.25     $1.21    $1.17
                                    3.00 x          $1.59           $1.40       $1.36     $1.35     $1.35     $1.30    $1.26
                                    3.25 x          $1.70           $1.50       $1.45     $1.45     $1.44     $1.39    $1.35
                                    3.50 x          $1.81           $1.60       $1.55     $1.54     $1.53     $1.48    $1.43

NOTES:

(1)  TTM refers to the Trailing Twelve Months ending 12/31/01.

(2)  Delano Technology Corporation projected revenue provided by management.

(3) Total Market Capitalization (TMC) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents.

(4)  Assumes that results are reported thirty days after end of period.

(5) Implied Future Share Price calculated by taking Implied Future Total Market Capitalization (TMC), adjusting for net cash of $12.5MM, and dividing by 46.6MM diluted shares outstanding. Diluted shares outstanding calculated using the treasury method for option dilution at the offer price of $0.80 per share. Option information provided by Delano Technology Corporation management as of 03/12/02.

(6) Based on CAPM and median beta (adjusted for capital structure) of the public company comparables.

(7)  Based on CAPM and Delano Technology Corporation's historical beta.


                                    Page 21          BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

DISCOUNT RATE CALCULATION

($Thousands Except Per Share Data)

                                      LEVERED       EQUITY MARKET         TOTAL       CORPORATE       UNLEVERED
PUBLIC COMPANY COMPARABLES            BETA(1)      CAPITALIZATION(2)       DEBT       TAX RATE(3)      BETA(4)
--------------------------            -------      -----------------       ----       -----------      -------

Blue Martini Software, Inc.            3.130           $117,762           $   110       38.0%           3.128
ServiceWare Technologies, Inc.         2.560             13,620                 0       38.0%           2.560
Xchange, Inc.                          2.430              7,479            16,703       38.0%           1.019
eGain Communications Corporation       2.150             40,280            96,855       38.0%           0.863
Click Commerce, Inc.                   1.950             88,528             1,542       38.0%           1.929
Accrue Software, Inc.                  1.550             15,435                 0       38.0%           1.550
FirePond, Inc.                         1.860             50,097                 0       38.0%           1.860
ClickSoftware Technologies, Ltd.       1.490             38,824               161       38.0%           1.486
Primus Knowledge Solutions, Inc.       1.250             29,294                 0       38.0%           1.250
Selectica, Inc.                        0.720            134,557                 0       38.0%           0.720
Net Perceptions, Inc.                  0.420             46,776                 0       38.0%           0.420
Digital Impact, Inc.                   0.080            102,744             3,956       38.0%           0.078


MEDIAN OF COMPARABLES                  1.705                                                            1.368

DELANO TECHNOLOGY CORPORATION          1.550

CALCULATION OF DELANO TECHNOLOGY CORPORATION LEVERED BETA BASED ON MEDIAN BETA OF COMPARABLES


DELANO TECHNOLOGY CORPORATION        UNLEVERED     EQUITY MARKET          TOTAL       CORPORATE       IMPLIED LEVERED
                                      BETA(4)      CAPITALIZATION(2)      DEBT        TAX RATE(3)          BETA
                                      -------      -----------------      ----        -----------          ----
Delano Technology Corporation          1.368           $34,959            $89           38.0%              1.370

CALCULATION OF DELANO TECHNOLOGY CORPORATION COST OF EQUITY

Market Risk Premium(5):                                                                           7.50%
Risk Free Rate(6):                                                                                5.32%
Size Premium(7):                                                                                  3.50%
CAPM:                        (Risk Free Rate + (Levered Beta * Market Risk Premium) + Small Cap Premium
COST OF EQUITY BASED ON                                                                          19.10%
BETA OF COMPARABLES (8) COST OF EQUITY BASED ON DELANO TECHNOLOGY CORPORATION HISTORICAL BETA    20.45%

NOTES:

(1) Levered betas derived from Bloomberg for weekly periods from 01/12/01 to 03/08/02.

(2) Equity Market Capitalization (EMC) calculated using current share price as of 03/11/02 and 46.6MM diluted shares outstanding for Delano Technology Corporation.

(3)  All corporated tax rates assumed to be 38%.

(4)  Unlevered Beta = Levered Beta * (Equity Market Capitalization / (Debt * (1
     - Corporate Tax Rate) + Equity Market Capitalization)).

(5) Source : Ibbotson Associates, Inc.,Stocks, Bonds, Bills, and Inflation 2001 Yearbook , Ibbotson and Associates, Chicago, 2001.

(6)  10 Year U.S. Treasury Bond Rate as of 03/11/02.

(7) The Small Capitalization Premium reflects the difference between the market capitalization of the companies used to calculate the Market Risk Premium and the value implied by the current share price. Companies with market capitalization below $197MM are expected, on average, to outperform large company stocks by 3.5%, as per Ibbotson Associates, Inc.

(8) Calculated using the levered beta derived from the median unlevered beta of the public company comparables and Delano Technology Corporation's capital structure.

                                    Page 22          BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

EXCHANGE RATIO ANALYSIS (1)

Ratio of Delano Technology Corporation / divine, inc. Daily Share Price From 03/08/01 to 03/11/02

                                                      Premium Implied
                                   Exchange Ratio       by Offer (2)
                                   ---------------------------------
Spot Price as of 03/11/02:            1.1194               6.0%
20 Day Average:                       1.2461              (4.7%)
3 Month Average:                      1.1833               0.3%
1 Year Average :                      0.6700              77.2%


1 Year High:                          1.6585             (28.4%)
1 year Low:                           0.1374             763.9%


[LINE GRAPH]



Notes:
------
(1) Represents Delano Technology Corporation historical share price divided by divine, Inc. share price.

(2)  Implied premium calculated using offered exchange ratio of 1.1870.

                                    Page 23          BROADVIEW INTERNATIONAL LLC

                                                                    CONFIDENTIAL

DIVINE, INC. ACQUIRES DELANO TECHNOLOGY CORPORATION
Relative Contribution Analysis (1)
($Thousands)

                                                      ACTUAL CONTRIBUTIONS                RELATIVE CONTRIBUTIONS
                                            ----------------------------------------    ---------------------------------
                                                                   DELANO TECHNOLOGY                    DELANO TECHNOLOGY
TTM ENDING DECEMBER 31, 2001 (2)            DIVINE, INC.             CORPORATION        DIVINE, INC.      CORPORATION
---------------------------------           -----------            -----------------    -----------     -----------------
Revenue                                     $199,598                 $18,209                 91.6%             8.4%
Gross Profit                                  19,745                  12,114                 62.0%            38.0%
LAST QUARTER ANNUALIZED
Revenue                                     $321,920                 $16,640                 95.1%             4.9%
PROJECTED CALENDAR YEAR 2002
Revenue                                     $767,400                 $20,500                 97.4%             2.6%
Gross Profit                                 296,523                  16,012                 94.9%             5.1%

                                                                       HIGH                  97.4%             38.0%

                                                                       LOW                   62.0%             2.6%

RELATIVE EQUITY OWNERSHIP
IMPLIED FROM CURRENT OFFER (3)                                                               89.3%            10.7%

NOTES:

(1) divine, inc. and Delano Technology Corporation projected figures from management estimates.

(2)    TTM indicates trailing twelve months ending 12/31/01.

(3) Relative equity ownership calculated based on total shares outstanding of the combined entity (fully diluted divine, inc. shares outstanding of 461.0MM plus total shares issued in the transaction at the current $0.80 per share offer price).

                                                                    CONFIDENTIAL


RELATIVE CONTRIBUTION OF DIVINE, INC. AND DELANO TECHNOLOGY CORPORATION TO COMBINED ENTITY

                                  [BAR CHART]

NOTES
(1) TTM indicates trailing twelve months ending 12/31/01.

DIVINE, INC. ACQUIRES DELANO TECHNOLOGY CORPORATION
Relative Ownership Analysis (1)

($Thousands Except Per Share Data)

                                                        DELANO
                                                      TECHNOLOGY
                                      DIVINE, INC.    CORPORATION
                                      -----------     -----------
Share Price as of 03/11/02              $   0.67      $   0.75
Diluted Shares Outstanding (2) (3)       461,048        46,612
Net Cash (4)                            $ 30,332      $ 12,543
Equity Market Capitalization            $308,902      $ 34,959
Total Market Capitalization             $278,569      $ 22,416

                               RELATIVE ENTITY VALUE                  RELATIVE EQUITY
                                    NET OF CASH                        OWNERSHIP
                            ----------------------------     -----------------------------



                                              Delano                               Delano
                                            Technology                           Technology
                            divine, inc.    Corporation         divine, inc.     Corporation
                            ------------    -----------         ------------     -----------
                              99.0%              1.0%             95.3%              4.7%
                              97.8%              2.2%             94.3%              5.7%
                              96.6%              3.4%             93.3%              6.7%
                              95.4%              4.6%             92.3%              7.7%
                              94.3%              5.7%             91.3%              8.7%
                              93.1%              6.9%             90.3%              9.7%
                              91.9%              8.1%             89.3%             10.7%
                              90.7%              9.3%             88.3%             11.7%
Relative Ownership Implied
                              89.6%             10.4%             87.3%             12.7%
From Current Offer
                              88.4%             11.6%             86.3%             13.7%
                              87.2%             12.8%             85.3%             14.7%
                              86.1%             13.9%             84.3%             15.7%
                              84.9%             15.1%             83.3%             16.7%
                              83.8%             16.2%             82.3%             17.7%
                              82.6%             17.4%             81.3%             18.7%
                              81.5%             18.5%             80.3%             19.7%
                              80.3%             19.7%             79.3%             20.7%
                              79.2%             20.8%             78.3%             21.7%
                              78.1%             21.9%             77.3%             22.7%
                              76.9%             23.1%             76.3%             23.7%




                                                                                      Implied Premium
                                                                                         to Delano
                            Implied Shares                                               Technology
                            Issued for Delano                          Implied       Corporation Share
                               Technology       Implied Equity        Stock Price       Price as of
                              Corporation       Value Of Stock         Per Share          03/11/02
                              -----------       --------------         ---------          --------
                                22,813              15,284                0.33            (56.3%)
                                27,944              18,723                0.40            (46.4%)
                                33,186              22,235                0.48            (36.4%)
                                38,542              25,823                0.55            (26.1%)
                                44,015              29,490                0.63            (15.6%)
                                49,609              33,238                0.71             (4.9%)
                                55,328              37,070                0.80              6.0%
                                61,177              40,989                0.88             17.2%
Relative Ownership Implied
                                67,160              44,997                0.97             28.7%
From Current Offer
                                73,282              49,099                1.05             40.4%
                                79,547              53,296                1.14             52.5%
                                85,961              57,594                1.24             64.7%
                                92,529              61,994                1.33             77.3%
                                99,256              66,502                1.43             90.2%
                               106,149              71,120                1.53            103.4%
                               113,214              75,853                1.63            117.0%
                               120,457              80,706                1.73            130.9%
                               127,885              85,683                1.84            145.1%
                               135,505              90,788                1.95            159.7%
                               143,325              96,028                2.06            174.7%


NOTES:

(1) Assumes shareholders elect to receive all consideration in stock for purposes of the analysis.

(2) divine, inc. diluted shares outstanding obtained from divine, inc. management as of 02/28/02.

(3) Delano Technology Corporation diluted shares outstanding calculated using the treasury method based on summary option table provided by management as of 03/12/02.

(4)    divine, inc. net cash from management as of 12/31/01.

                                                                    CONFIDENTIAL


DIVINE, INC. TRADING HISTORY

Historical Daily Share Price and Volume Performance from 03/08/01 to 03/11/02

                                  [LINE CHART]

                                                                    CONFIDENTIAL


INDEX OF PUBLIC COMPANY COMPARABLES VS. DIVINE, INC. AND THE NASDAQ COMPOSITE Weighted Daily Closing Prices from 03/08/01 to 03/11/02 (1)

                                  [LINE CHART]


NOTES:
(1) Index companies are equally weighted.

                                                                    CONFIDENTIAL

DIVINE, INC. PUBLIC COMPANY COMPARABLES ANALYSIS
($ Thousands Except Per Share Data)


                                                             OPERATING STATISTICS
                                                       ----------------------------------------------------------------------------




                                                       TTM REVENUE      LAST QUARTER     TTM REVENUE     TTM GROSS     LAST QUARTER
COMPANY (1)                                            (2)                REVENUE         GROWTH (2)     MARGIN (2)    GROSS MARGIN
-----------                                            -----------      ------------     -----------     ----------    -------------
TECHNOLOGY-FOCUSED INTERNET SERVICE
COMPANIES WITH PROJECTED 2002
REVENUES BETWEEN $100MM AND $300MM

Digitas, Inc. [DTAS]                                     $235,514           $46,953          (18.3%)        33.0%        38.8%
Sapient Corporation [SAPE]                                329,698            63,291          (34.5%)        28.5%        26.9%
Answerthink, Inc. [ANSR]                                  247,461            50,154          (20.5%)        37.3%        35.9%

-----------------------------------------------------------------------------------------------------------------------------------
High                                                     $329,698           $63,291          (18.3%)        37.3%        38.8%
MEDIAN                                                    247,461            50,154          (20.5%)        33.0%        35.9%
Low                                                       235,514            46,953          (34.5%)        28.5%        26.9%
-----------------------------------------------------------------------------------------------------------------------------------

eCRM, WEB CONTENT MANAGEMENT & CALL CENTER
SOFTWARE COMPANIES WITH PROJECTED 2002
REVENUES BETWEEN $100MM AND $300MM AND
PROJECTED 12/31/02 REVENUE GROWTH LESS THAN 25%

Documentum, Inc. [DCTM]                                  $185,712           $50,018           (6.0%)        69.8%        70.0%
Open Text Corporation [OTEX]                              154,311            39,173           19.9%         74.1%        73.3%
Interwoven, Inc. [IWOV]                                   202,721            44,025           53.4%         70.0%        70.5%
E.piphany, Inc. [EPNY]                                    125,688            28,007           (1.3%)        56.1%        68.6%
Kana Software, Inc. [KANA]                                113,347            24,830          (29.7%)        44.3%        76.7%
Vignette Corporation [VIGN]                               296,750            52,504          (19.1%)        69.9%        69.6%
BroadVision, Inc. [BVSN]                                  247,773            47,979          (40.1%)        58.2%        68.8%
Art Technology Group, Inc. [ARTG]                         138,869            30,916          (15.0%)        63.6%        68.8%

-----------------------------------------------------------------------------------------------------------------------------------
High                                                     $296,750           $52,504           53.4%         74.1%        76.7%
MEDIAN                                                    170,012            41,599          (10.5%)        66.7%        69.8%
Low                                                       113,347            24,830          (40.1%)        44.3%        68.6%
-----------------------------------------------------------------------------------------------------------------------------------

DIVINE, INC. (4)                                         $199,598           $80,480          352.8%          9.9%        22.4%

DIVINE, INC. MANAGEMENT ESTIMATES (5)                    $199,598           $80,480          352.8%          9.9%        22.4%




                                                             OPERATING STATISTICS
                                                       -----------------------------------------------------------------------------


                                                                        PROJECTED
                                                         PROJECTED      12/31/02       PROJECTED      PROJECTED
                                                          12/31/02       REVENUE       12/31/02        12/31/03         PROJECTED
COMPANY (1)                                               REVENUE        GROWTH       GROSS MARGIN     REVENUE         12/31/03 EPS
-----------                                              ---------      ---------     ------------   -----------       ------------
TECHNOLOGY-FOCUSED INTERNET SERVICE
COMPANIES WITH PROJECTED 2002
REVENUES BETWEEN $100MM AND $300MM

Digitas, Inc. [DTAS]                                     $199,300          (15.4%)        NA           $231,300             $0.28
Sapient Corporation [SAPE]                                233,600          (29.1%)        NA            259,900             (0.12)
Answerthink, Inc. [ANSR]                                  212,400          (14.2%)        NA            261,600              0.50

------------------------------------------------------------------------------------------------------------------------------------
High                                                     $233,600          (14.2%)        NA           $261,600             $0.50
MEDIAN                                                    212,400          (15.4%)        NA            259,900              0.28
Low                                                       199,300          (29.1%)        NA            231,300             (0.12)
------------------------------------------------------------------------------------------------------------------------------------

eCRM, WEB CONTENT MANAGEMENT & CALL CENTER
SOFTWARE COMPANIES WITH PROJECTED 2002
REVENUES BETWEEN $100MM AND $300MM AND
PROJECTED 12/31/02 REVENUE GROWTH LESS THAN 25%

Documentum, Inc. [DCTM]                                  $217,900           17.3%         73.0%        $265,300             $0.18
Open Text Corporation [OTEX]                              179,830           16.5%         72.8%            NA                 NA
Interwoven, Inc. [IWOV]                                   212,300            4.7%         71.2%         260,900              0.17
E.piphany, Inc. [EPNY]                                    132,707            5.6%         72.9%         154,610              0.03
Kana Software, Inc. [KANA]                                110,000           (3.0%)        77.6%         133,750              0.34
Vignette Corporation [VIGN]                               218,364          (26.4%)        67.1%         271,196             (0.10)
BroadVision, Inc. [BVSN]                                  170,000          (31.4%)        63.6%            NA                  NA
Art Technology Group, Inc. [ARTG]                         130,006           (6.4%)        69.5%            NA                  NA

------------------------------------------------------------------------------------------------------------------------------------
High                                                     $218,364           17.3%         77.6%        $271,196             $0.34
MEDIAN                                                    174,915            0.9%         72.0%         260,900              0.17
Low                                                       110,000          (31.4%)        63.6%         133,750             (0.10)
------------------------------------------------------------------------------------------------------------------------------------

DIVINE, INC. (4)                                             NA               NA             NA            NA                 NA

DIVINE, INC. MANAGEMENT ESTIMATES (5)                    $767,400          284.5%         38.6%        $999,272             $0.06




                                                             OPERATING STATISTICS
                                                       -----------------------------------------------------------------------



                                                                                                                TOTAL MARKET
                                                           SHARE PRICE AS     EQUITY MARKET     NET CASH        CAPITALIZATION
COMPANY (1)                                                OF 3/11/02        CAPITALIZATION    (CASH-DEBT)           (3)
-----------                                                --------------    --------------    -----------      --------------
TECHNOLOGY-FOCUSED INTERNET SERVICE
COMPANIES WITH PROJECTED 2002
REVENUES BETWEEN $100MM AND $300MM

Digitas, Inc. [DTAS]                                             $5.90           $380,432           $44,484          $335,948
Sapient Corporation [SAPE]                                        4.62            588,669           244,093           344,576
Answerthink, Inc. [ANSR]                                          6.68            308,917            59,888           249,029

------------------------------------------------------------------------------------------------------------------------------
High                                                                             $588,669          $244,093          $344,576
MEDIAN                                                                            380,432            59,888           335,948
Low                                                                               308,917            44,484           249,029
------------------------------------------------------------------------------------------------------------------------------

eCRM, WEB CONTENT MANAGEMENT & CALL CENTER
SOFTWARE COMPANIES WITH PROJECTED 2002
REVENUES BETWEEN $100MM AND $300MM AND
PROJECTED 12/31/02 REVENUE GROWTH LESS THAN 25%

Documentum, Inc. [DCTM]                                         $25.09         $1,032,980           $94,174          $938,806
Open Text Corporation [OTEX]                                     26.07            555,343            91,187           464,156
Interwoven, Inc. [IWOV]                                           8.14            824,069           220,573           603,496
E.piphany, Inc. [EPNY]                                            9.06            653,460           323,575           329,885
Kana Software, Inc. [KANA]                                       18.20            341,596            49,677           291,919
Vignette Corporation [VIGN]                                       3.90          1,000,584           413,296           587,288
BroadVision, Inc. [BVSN]                                          2.18            639,914           195,231           444,683
Art Technology Group, Inc. [ARTG]                                 2.49            176,471            78,306            98,165

------------------------------------------------------------------------------------------------------------------------------
High                                                                           $1,032,980          $413,296          $938,806
MEDIAN                                                                            646,687           144,703           454,420
Low                                                                               176,471            49,677            98,165
------------------------------------------------------------------------------------------------------------------------------

DIVINE, INC. (4)                                                 $0.67           $308,200           $83,232          $224,968

DIVINE, INC. MANAGEMENT ESTIMATES (5)                            $0.67           $308,902           $30,332          $278,569

NOTES:

(1) Valuation information calculated using the closing price on 03/11/02. Projected financials calculated from selected analyst reports.

(2)    TTM refers to the Trailing Twelve Months ending 12/31/01.

(3) Total Market Capitalization (TMC) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents.

(4) To maintain consistency with public company comparables, divine, inc. financials are taken from publicly available sources. TTM figures from Trailing Twelve Months ending 12/31/01. divine, inc. market capitalization calculated with common shares outstanding of 460.0MM as reported in the earnings announcement on 03/07/02 for the year ending 12/31/01.

(5) divine, inc. management estimates represent Trailing Twelve Months ending 12/31/01. divine, inc. market capitalization calculated with diluted shares outstanding of 461.0MM as provided by divine, inc. management as of 02/28/02.

                                                                    CONFIDENTIAL


DIVINE, INC. PUBLIC COMPANY COMPARABLES ANALYSIS
($ Thousands Except Per Share Data)

                                                  OPERATING STATISTICS
                                                  ----------------------------------------------------------------------------------



                                                   TTM REVENUE      LAST QUARTER      TTM REVENUE        TTM GROSS     LAST QUARTER
COMPANY (1)                                          (2)              REVENUE           GROWTH (2)       MARGIN (2)    GROSS MARGIN
-----------------------------------------------   -------------     ------------      ------------      -----------    ------------
BUSINESS INFORMATION SOFTWARE AND SERVICES
COMPANIES WITH TRAILING TWELVE MONTHS REVENUE
BETWEEN $10MM AND $100MM AND PROJECTED 12/31/02
REVENUE GROWTH LESS THAN 25%

EDGAR Online Inc. [EDGR]                            $17,053           $4,358               75.0%          73.9%            79.1%
TheStreet.com, Inc. [TSCM]                           15,258            3,842              (34.5%)         42.5%            55.8%
OneSource Information Services, Inc.[ONES]           59,017           14,864               13.7%          68.7%            69.5%
Hoover's, Inc. [HOOV]                                31,286            7,887                5.6%          63.1%            68.2%
Multex.com, Inc. [MLTX]                              96,615           22,275               12.4%          70.9%            68.9%
Track Data Corporation [TRAC] (5)                    62,217           13,974                5.9%            NA               NA
MarketWatch.com, Inc.[MKTW]                          45,856           11,647              (14.9%)         59.4%            61.3%
COMTEX News Network, Inc. [CMTX.OB]                  14,774            3,198               (6.6%)         70.0%            68.8%

         ---------------------------------------------------------------------------------------------------------------------------
         High                                       $96,615          $22,275               75.0%          73.9%            79.1%
         MEDIAN                                      38,571            9,767                5.7%          68.7%            68.8%
         Low                                         14,774            3,198              (34.5%)         42.5%            55.8%
         ---------------------------------------------------------------------------------------------------------------------------

MANAGED WEB HOSTING COMPANIES WITH
TRAILING TWELVE MONTHS REVENUE
BETWEEN $50MM AND $250MM

Equinix, Inc. [EQIX]                                $63,414          $17,466              387.2%         (49.6%)          (16.2%)
Digex, Inc. [DIGX]                                  214,353           55,186               27.5%          44.0%            49.1%
NaviSite, Inc. [NAVI]                                95,950           19,279               37.2%         (23.4%)          (10.9%)
AppliedTheory Corporation [ATHY]                     81,132           20,507               21.7%          34.0%            37.8%

         ---------------------------------------------------------------------------------------------------------------------------
         High                                      $214,353          $55,186              387.2%          44.0%            49.1%
         MEDIAN                                      88,541           19,893               32.3%           5.3%            13.4%
         Low                                         63,414           17,466               21.7%         (49.6%)          (16.2%)
         ---------------------------------------------------------------------------------------------------------------------------

DIVINE, INC. (6)                                   $199,598          $80,480              352.8%           9.9%            22.4%

DIVINE, INC. MANAGEMENT ESTIMATES (7)              $199,598          $80,480              352.8%           9.9%            22.4%


                                                  ---------------------------------------------------------------------------------

                                                                       PROJECTED       PROJECTED
                                                      PROJECTED         12/31/02        12/31/02      PROJECTED         PROJECTED
                                                       12/31/02          REVENUE     GROSS MARGIN      12/31/03       12/31/03 EPS
COMPANY (1)                                            REVENUE           GROWTH         (3)           REVENUE (3)         (3)
-----------------------------------------------       ----------      -----------    ------------     ----------      ------------
BUSINESS INFORMATION SOFTWARE AND SERVICES
COMPANIES WITH TRAILING TWELVE MONTHS REVENUE
BETWEEN $10MM AND $100MM AND PROJECTED 12/31/02
REVENUE GROWTH LESS THAN 25%

EDGAR Online Inc. [EDGR]                                $20,450         19.9%          78.3%                NA              NA
TheStreet.com, Inc. [TSCM]                                   NA           NA             NA                 NA              NA
OneSource Information Services, Inc.[ONES]               65,500         11.0%            NA                 NA              NA
Hoover's, Inc. [HOOV]                                        NA           NA             NA                 NA              NA
Multex.com, Inc. [MLTX]                                  94,700         (2.0%)           NA            104,200            0.07
Track Data Corporation [TRAC] (5)                            NA           NA             NA                 NA              NA
MarketWatch.com, Inc.[MKTW]                              46,600          1.6%            NA                 NA              NA
COMTEX News Network, Inc. [CMTX.OB]                          NA           NA             NA                 NA              NA

         --------------------------------------------------------------------------------------------------------------------------
         High                                           $94,700         19.9%            NM                 NM              NM
         MEDIAN                                          56,050          6.3%            NM                 NM              NM
         Low                                             20,450         (2.0%)           NM                 NM              NM
         --------------------------------------------------------------------------------------------------------------------------

MANAGED WEB HOSTING COMPANIES WITH
TRAILING TWELVE MONTHS REVENUE
BETWEEN $50MM AND $250MM

Equinix, Inc. [EQIX]                                    $95,000         49.8%           5.5%                NA              NA
Digex, Inc. [DIGX]                                      214,000         (0.2%)           NA            288,700           (3.53)
NaviSite, Inc. [NAVI]                                        NA           NA             NA                 NA              NA
AppliedTheory Corporation [ATHY]                             NA           NA             NA                 NA              NA

         --------------------------------------------------------------------------------------------------------------------------
         High                                          $214,000         49.8%            NM                 NM              NM
         MEDIAN                                         154,500         24.8%            NM                 NM              NM
         Low                                             95,000         (0.2%)           NM                 NM              NM
         --------------------------------------------------------------------------------------------------------------------------

DIVINE, INC. (6)                                             NA           NA             NA                 NA              NA

DIVINE, INC. MANAGEMENT ESTIMATES (7)                  $767,400        284.5%          38.6%          $999,272           $0.06


                                                  -------------------------------------------------------------------

                                                      SHARE                                            TOTAL MARKET
                                                     PRICE AS      EQUITY MARKET      NET CASH       CAPITALIZATION
COMPANY (1)                                         OF 3/11/02   CAPITALIZATION    (CASH-DEBT)            (4)
-----------------------------------------------     ----------   ----------------   ----------       ----------------
BUSINESS INFORMATION SOFTWARE AND SERVICES
COMPANIES WITH TRAILING TWELVE MONTHS REVENUE
BETWEEN $10MM AND $100MM AND PROJECTED 12/31/02
REVENUE GROWTH LESS THAN 25%

EDGAR Online Inc. [EDGR]                             $2.85          $43,551           ($2,909)          $46,460
TheStreet.com, Inc. [TSCM]                            2.40           56,701            33,265            23,436
OneSource Information Services, Inc.[ONES]            7.61           99,782            18,162            81,620
Hoover's, Inc. [HOOV]                                 4.60           72,286            31,165            41,121
Multex.com, Inc. [MLTX]                               4.45          148,082            41,798           106,284
Track Data Corporation [TRAC] (5)                     1.80           98,460            32,681            65,779
MarketWatch.com, Inc.[MKTW]                           3.85           64,636            37,637            26,999
COMTEX News Network, Inc. [CMTX.OB]                   0.56            7,238              (153)            7,390

         ------------------------------------------------------------------------------------------------------
         High                                                      $148,082           $41,798          $106,284
         MEDIAN                                                      68,461            31,923            43,791
         Low                                                          7,238            (2,909)            7,390
         ------------------------------------------------------------------------------------------------------

MANAGED WEB HOSTING COMPANIES WITH
TRAILING TWELVE MONTHS REVENUE
BETWEEN $50MM AND $250MM

Equinix, Inc. [EQIX]                                 $1.30         $105,369         ($190,667)         $296,036
Digex, Inc. [DIGX]                                    1.65          105,828          (194,626)          300,454
NaviSite, Inc. [NAVI]                                 0.31           26,967          (106,390)          133,357
AppliedTheory Corporation [ATHY]                      0.10            2,899           (46,705)           49,604

         ------------------------------------------------------------------------------------------------------
         High                                                      $105,828          ($46,705)         $300,454
         MEDIAN                                                      66,168          (148,529)          214,696
         Low                                                          2,899          (194,626)           49,604
         ------------------------------------------------------------------------------------------------------

DIVINE, INC. (6)                                     $0.67         $308,200           $83,232          $224,968

DIVINE, INC. MANAGEMENT ESTIMATES (7)                $0.67         $308,902           $30,332          $278,569



NOTES:

(1) Valuation information calculated using the closing price on 03/11/02. Projected financials calculated from selected analyst reports.

(2) TTM refers to the Trailing Twelve Months ending 12/31/01, except for ATHY, which refers to the Trailing Twelve Months period ending 9/30/01, and NAVI, which refers to the Trailing Twelve Months period ending 10/31/01. NAVI earnings for the Trailing Twelve Months ending 01/31/02 were excluded from this analysis because they were announced after market close on 03/11/02, too late to be reflected in the stock price and valuation metrics shown above.

(3)    Not Meaningful (NM) when there are less than two data points.

(4) Total Market Capitalization (TMC) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents.

(5) Diluted shares outstanding for TRAC estimated to be 54.7MM, derived from net income and diluted earnings per share for the 3 months ended 12/31/01. Balance sheet information as of 9/30/01.

(6) To maintain consistency with public company comparables, divine, inc. financials are taken from publicly available sources. TTM figures from Trailing Twelve Months ending 12/31/01. divine, inc. market capitalization calculated with common shares outstanding of 460.0MM as reported in the earnings announcement on 03/07/02 for the year ending 12/31/01.

(7) divine, inc. management estimates represent Trailing Twelve Months ending 12/31/01. divine, inc. market capitalization calculated with diluted shares outstanding of 461.0MM as provided by divine, inc. management as of 02/28/02.

                                                                    CONFIDENTIAL

dIVINE, INC. PUBLIC COMPANY COMPARABLES ANALYSIS
($ Thousands Except Per Share Data)

                                                  VALUATION STATISTICS
                                                  ---------------------------------------------------------------

                                                                                                   PROJECTED
                                                  TTM TMC/R (2)     TMC/LQA        TTM TMC/GROSS  12/31/02 TMC/R
COMPANY (1)                                           (3)          REVENUE (3)(4)  PROFIT (2)(3)      (3)
----------------------------------------          -------------    --------------  -------------  --------------
TECHNOLOGY-FOCUSED INTERNET SERVICE COMPANIES WITH PROJECTED 2002 REVENUES BETWEEN $100MM AND $300MM

Digitas, Inc. [DTAS]                                  1.43 x          1.79 x          4.32 x          1.69 x
Sapient Corporation [SAPE]                            1.05            1.36            3.67            1.48
Answerthink, Inc. [ANSR]                              1.01            1.24            2.70            1.17

          -------------------------------------------------------------------------------------------------------
          High                                        1.43 x          1.79 x          4.32 x          1.69 x
          Median                                      1.05            1.36            3.67            1.48
          Low                                         1.01            1.24            2.70            1.17
          -------------------------------------------------------------------------------------------------------


eCRM, WEB CONTENT MANAGEMENT & CALL CENTER SOFTWARE COMPANIES WITH PROJECTED
2002 REVENUES BETWEEN $100MM AND $300MM AND PROJECTED 12/31/02 REVENUE GROWTH LESS THAN 25%

Documentum, Inc. [DCTM]                               5.06 x          4.69 x          7.24 x          4.31 x
Open Text Corporation [OTEX]                          3.01            2.96            4.06            2.58
Interwoven, Inc.[IWOV]                                2.98            3.43            4.26            2.84
E.piphany, Inc.[EPNY]                                 2.62            2.94            4.68            2.49
Kana Software, Inc. [KANA]                            2.58            2.94            5.82            2.65
Vignette Corporation [VIGN]                           1.98            2.80            2.83            2.69
BroadVision, Inc.[BVSN]                               1.79            2.32            3.08            2.62
Art Technology Group, Inc.[ARTG]                      0.71            0.79            1.11            0.76

          -------------------------------------------------------------------------------------------------------
          High                                        5.06 x          4.69 x          7.24 x          4.31 x
          Median                                      2.60            2.94            4.16            2.63
          Low                                         0.71            0.79            1.11            0.76
          -------------------------------------------------------------------------------------------------------

DIVINE, INC. (7)                                      1.13 X          0.70 X         11.39 X            NA

DIVINE, INC. MANAGEMENT ESTIMATES (8)                 1.40 X          0.87 X         14.11 X          0.36 X

                                                       VALUATION STATISTICS
                                                  ---------------------------------------------
                                                  PROJECTED
                                                  12/31/02          PROJECTED        PROJECTED
                                                  TMC/GROSS      12/31/03 TMC/R   12/31/03 P/E
COMPANY (1)                                       PROFIT (3)          (3)            (5) (6)
----------------------------------------          ----------     ---------------  -------------
TECHNOLOGY-FOCUSED INTERNET SERVICE COMPANIES WITH PROJECTED 2002 REVENUES BETWEEN $100MM AND $300MM

Digitas, Inc. [DTAS]                                  NA             1.45 x         21.07 x
Sapient Corporation [SAPE]                            NA             1.33             NOM
Answerthink, Inc. [ANSR]                              NA             0.95           13.36

          ------------------------------------------------------------------------------------
          High                                        NA             1.45 x         21.07 x
          Median                                      NA             1.33           17.22
          Low                                         NA             0.95           13.36
          ------------------------------------------------------------------------------------


ECRM, WEB CONTENT MANAGEMENT & CALL CENTER SOFTWARE COMPANIES WITH PROJECTED 2002
REVENUES BETWEEN $100MM AND $300MM AND PROJECTED 12/31/02 REVENUE GROWTH LESS THAN 25%

Documentum, Inc. [DCTM]                               5.90 x         3.54 x        139.39 x
Open Text Corporation [OTEX]                          3.54             NA              NA
Interwoven, Inc.[IWOV]                                3.99           2.31           47.88
E.piphany, Inc.[EPNY]                                 3.41           2.13              NM
Kana Software, Inc. [KANA]                            3.42           2.18           53.53
Vignette Corporation [VIGN]                           4.01           2.17             NOM
BroadVision, Inc.[BVSN]                               4.11             NA              NA
Art Technology Group, Inc.[ARTG]                      1.09             NA              NA

          ------------------------------------------------------------------------------------
          High                                        5.90 x         3.54 x        139.39 x
          Median                                      3.77           2.18           50.71
          Low                                         1.09           2.13              NM
          ------------------------------------------------------------------------------------

DIVINE, INC. (7)                                       NA              NA              NA

DIVINE, INC. MANAGEMENT ESTIMATES (8)                 0.94 x         0.28 x         11.37 x

NOTES:

(1) Valuation information calculated using the closing price on 03/11/02. Projected financials calculated from selected analyst reports.

(2)    TTM refers to the Trailing Twelve Months ending 12/31/01.

(3) Total Market Capitalization (TMC) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents.

(4)    LQA refers to Last Quarter Annualized.

(5) Negative Operating Metric (NOM) when relavent operating metric is less than zero. NOM figures are not included in the median calculation.

(6)    Not Meaningful (NM) when net margin is less than 2%.

(7) To maintain consistency with public company comparables, divine, inc. financials are taken from publicly available sources. TTM figures from Trailing Twelve Months ending 12/31/01. divine, inc. market capitalization calculated with common shares outstanding of 460.0MM as reported in the earnings announcement on 03/07/02 for the year ending 12/31/01.

(8) divine, inc. management estimates represent Trailing Twelve Months ending 12/31/01.
       divine, inc. market capitalization calculated with diluted shares outstanding of 461.0MM as provided by divine, inc. management as of 02/28/02.

                                                                    CONFIDENTIAL


DIVINE, INC. PUBLIC COMPANY COMPARABLES ANALYSIS
($ Thousands Except Per Share Data)

                                                      VALUATION STATISTICS
                                                      -------------------------------------------------------------------

                                                                                                        PROJECTED
                                                      TTM TMC/R (2)     TMC/LQA       TTM TMC/GROSS     12/31/02 TMC/R
COMPANY (1)                                              (3)          REVENUE (3)(4)  PROFIT (2)(3)(6)     (3)
------------------------------------------            -------------  ---------------  ---------------   --------------
BUSINESS INFORMATION SOFTWARE AND
SERVICES COMPANIES WITH TRAILING
TWELVE MONTHS REVENUE BETWEEN $10MM
AND $100MM AND PROJECTED 12/31/02
REVENUE GROWTH LESS THAN 25%

EDGAR Online Inc. [EDGR]                                  2.72 x          2.67 x          3.69 x          2.27 x
TheStreet.com, Inc. [TSCM]                                1.54            1.52            3.62              NA
OneSource Information Services, Inc. [ONES]               1.38            1.37            2.01            1.25
Hoover's, Inc. [HOOV]                                     1.31            1.30            2.08              NA
Multex.com, Inc. [MLTX]                                   1.10            1.19            1.55            1.12
Track Data Corporation [TRAC] (7)                         1.06            1.18              NA              NA
MarketWatch.com, Inc. [MKTW]                              0.59            0.58            0.99            0.58
COMTEX News Network, Inc. [CMTX.OB]                       0.50            0.58            0.72              NA
          ---------------------------------------------------------------------------------------------------------------
          High                                            2.72 x          2.67 x          3.69 x          2.27 x
          MEDIAN                                          1.21            1.25            2.01            1.18
          Low                                             0.50            0.58            0.72            0.58
          ---------------------------------------------------------------------------------------------------------------
MANAGED WEB HOSTING COMPANIES WITH
TRAILING TWELVE MONTHS REVENUE
BETWEEN $50MM AND $250MM

Equinix, Inc. [EQIX]                                      4.67 x          4.24 x           NOM            3.12 x
Digex, Inc. [DIGX]                                        1.40            1.36            3.19 x          1.40
NaviSite, Inc. [NAVI]                                     1.39            1.73             NOM              NA
AppliedTheory Corporation [ATHY]                          0.61            0.60            1.80              NA

          ---------------------------------------------------------------------------------------------------------------
          High                                            4.67 x          4.24 x          3.19 x          3.12 x
          MEDIAN                                          1.40            1.55            2.49            2.26
          Low                                             0.61            0.60            1.80            1.40
          ---------------------------------------------------------------------------------------------------------------

DIVINE, INC. (8)                                        1.13 X          0.70 X         11.39 X              NA

DIVINE, INC. MANAGEMENT ESTIMATES (9)                   1.40 X          0.87 X         14.11 X          0.36 X




                                                     -------------------------------------------------------
                                                         PROJECTED
                                                         12/31/02           PROJECTED
                                                         TMC/GROSS        12/31/03 TMC/R     PROJECTED
COMPANY (1)                                              PROFIT (3) (5)      (3) (5)        12/31/03 P/E (6)
------------------------------------------               --------------   --------------    ----------------
BUSINESS INFORMATION SOFTWARE AND
SERVICES COMPANIES WITH TRAILING
TWELVE MONTHS REVENUE BETWEEN $10MM
AND $100MM AND PROJECTED 12/31/02
REVENUE GROWTH LESS THAN 25%

EDGAR Online Inc. [EDGR]                                  2.90 x               NA                NA
TheStreet.com, Inc. [TSCM]                                  NA                 NA                NA
OneSource Information Services, Inc. [ONES]                 NA                 NA                NA
Hoover's, Inc. [HOOV]                                       NA                 NA                NA
Multex.com, Inc. [MLTX]                                     NA               1.02 x           63.57 x
Track Data Corporation [TRAC] (7)                           NA                 NA                NA
MarketWatch.com, Inc. [MKTW]                                NA                 NA                NA
COMTEX News Network, Inc. [CMTX.OB]                         NA                 NA                NA
          ------------------------------------------------------------------------------------------
          High                                              NM                 NM                NM
          MEDIAN                                            NM                 NM                NM
          Low                                               NM                 NM                NM
          ------------------------------------------------------------------------------------------
MANAGED WEB HOSTING COMPANIES WITH
TRAILING TWELVE MONTHS REVENUE
BETWEEN $50MM AND $250MM

Equinix, Inc. [EQIX]                                     56.93 x               NA                NA
Digex, Inc. [DIGX]                                          NA                1.04 x             NOM
NaviSite, Inc. [NAVI]                                       NA                 NA                NA
AppliedTheory Corporation [ATHY]                            NA                 NA                NA

          ------------------------------------------------------------------------------------------
          High                                              NM                 NM                NA
          MEDIAN                                            NM                 NM                NA
          Low                                               NM                 NM                NA
          ------------------------------------------------------------------------------------------

DIVINE, INC. (8)                                            NA                 NA                NA

DIVINE, INC. MANAGEMENT ESTIMATES (9)                   0.94 X             0.28 X           11.37 X


NOTES:

(1) Valuation information calculated using the closing price on 03/11/02. Projected financials calculated from selected analyst reports.

(2) TTM refers to the Trailing Twelve Months ending 12/31/01, except for ATHY, which refers to the Trailing Twelve Months period ending 9/30/01, and NAVI, which refers to the Trailing Twelve Months period ending 10/31/01. NAVI earnings for the Trailing Twelve Months ending 01/31/02 were excluded from this analysis because they were announced after market close on 03/11/02, too late to be reflected in the stock price and valuation metrics shown above.

(3) Total Market Capitalization (TMC) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents.

(4)    LQA refers to Last Quarter Annualized.

(5)    Not Meaningful (NM) when there are less than two data points.

(6) Negative Operating Metric (NOM) when relevant operating metric is less than zero. NOM figures are not included in the median calculation.

(7) Diluted shares outstanding for TRAC estimated to be 54.7MM, derived from net income and diluted earnings per share for the 3 months ended 12/31/01. Balance sheet information as of 9/30/01.

(8) To maintain consistency with public company comparables, divine, inc. financials are taken from publicly available sources. TTM figures from Trailing Twelve Months ending 12/31/01. divine, inc. market capitalization calculated with common shares outstanding of 460.0MM as reported in the earnings announcement on 03/07/02 for the year ending 12/31/01.

(9) divine, inc. management estimates represent Trailing Twelve Months ending 12/31/01. divine, inc. market capitalization calculated with diluted shares outstanding of 461.0MM as provided by divine, inc. management as of 02/28/02.

                                                                    CONFIDENTIAL


DESCRIPTIONS OF PUBLIC COMPANY COMPARABLES

Technology-Focused Internet Service Companies with Projected 2002 Revenues between $100MM and $300MM

COMPANY                      DESCRIPTION

Answerthink, Inc.            Answerthink, Inc. provides consulting and
                             technology solutions focused on the Internet and eCommerce. Core function areas include benchmarking and research, interactive marketing, business applications and technology integration.




Digitas, Inc.                Digitas, Inc. provides strategy, technology,
                             marketing, and performance measurement solutions designed to leverage a client's brand position. The
                             Company builds Websites, databases and linkages and provides marketing services.




Sapient Corporation          Sapient Corporation provides business and
                             technology consulting services to large
                             organizations. The Company delivers its solutions through seven industry units: financial services, technology and industrial services, media, entertainment and communications, travel, retail and consumer products, public services and energy services.

                                                                    CONFIDENTIAL


DESCRIPTIONS OF PUBLIC COMPANY COMPARABLES

eCRM, Web Content Management & Call Center Software Companies with Projected 2002 Revenues between $100MM and $300MM and Projected 12/31/02 Revenue Growth Less Than 25%


COMPANY                      DESCRIPTION

Art Technology Group, Inc.   Art Technology Group, Inc. offers an integrated
                             suite of Internet customer relationship management and eCommerce software applications, as well as related application development, integration and support services.

BroadVision, Inc.            BroadVision, Inc. offers an integrated suite of
                             packaged applications for conducting eBusiness interactions, transactions and services. The
                             Company's eBusiness application suite enables a corporation to manage relationships with customers, suppliers, partners, distributors and employees.

Documentum, Inc.             Documentum, Inc. offers a Web-based content
                             management platform that enables companies to create, deliver, publish and personalize content in various formats across eBusiness applications.

E.piphany, Inc.              E.piphany, Inc. offers a suite of customer
                             relationship management (CRM) software solutions.
                             These CRM solutions provide capabilities for the analysis of customer data, the creation of inbound and outbound marketing campaigns and the execution of sales and service customer interactions.

Interwoven, Inc.             Interwoven, Inc. provides XML-based enterprise
                             content management software. Its content infrastructure product suite includes content aggregation, content collaboration, content management, content intelligence and content distribution.

Kana Software, Inc.          Kana Software, Inc. develops, markets and supports
                             customer communication software products and services for eBusiness. The Company's software enables corporations to manage high volumes of inbound and outbound e-mail and Web-based communications.


Open Text Corporation        Open Text Corporation provides collaborative
                             knowledge management application software for use on intranets, extranets and the Internet. This software enables users to find electronically stored information and work together in creative processes.


Vignette Corporation         Vignette Corporation provides content management
                             applications enabling companies to interact online with their customers, employees and partners. The
                             Company's software combines content management with integration and analysis applications.

                                                                    CONFIDENTIAL


DESCRIPTIONS OF PUBLIC COMPANY COMPARABLES

Business Information Software and Services Companies with Trailing Twelve Months Revenue between $10MM and $100MM and Projected 12/31/02 Revenue Growth Less Than 25%

COMPANY                      DESCRIPTION

COMTEX News Network, Inc.    COMTEX News Network, Inc. provides real-time news
                             content to business information retailers serving the financial services, individual and institutional investor, wireless and corporate information markets. The Company's network of distributors includes Websites and corporate information applications.

EDGAR Online Inc.            EDGAR Online, Inc. provides business, financial and
                             competitive information about public companies over the Internet. The Company derives the information from the SEC's filing system and provides it to corporations, Websites and individuals on a real-time basis.

Hoover's, Inc.               Hoover's, Inc. publishes information about
                             companies, industries and executives. The company maintains numerous websites and publishes CD-ROMS and reference books.

MarketWatch.com, Inc.        MarketWatch.com, Inc. provides real-time business
                             news, financial programming and analytic tools through its Websites, CBS.MartketWatch.com and
                             BigCharts.com.

Multex.com, Inc.             Multex.com, Inc. provides investment information
                             and technology solutions to the financial services industry. The Company's solutions allow clients to disseminate information to internal and external audiences based on client-defined access and authentication rules in a secure environment.

OneSource Information        OneSource Information Services, Inc. provides
Services, Inc.               companies with Web-based access to business and
                             financial information. The Company's Business
                             Browser product line integrates corporate and market data numerous information providers and sources of content.

TheStreet.com, Inc.          TheStreet.com, Inc. is a Web-based provider of
                             financial news and commentary. The Company's content is available across diverse product offerings, including the Internet, print media, books and conferences.

Track Data Corporation       Track Data Corporation provides real-time financial
                             market data, fundamental research, charting and analytical services to institutional and individual investors through telecommunication lines and the Internet.

                                                                    CONFIDENTIAL


DESCRIPTIONS OF PUBLIC COMPANY COMPARABLES

Managed Web Hosting Companies with Trailing Twelve Months Revenue Between $50MM and $250MM

COMPANY                      DESCRIPTION

Applied Theory               AppliedTheory Corporation offers a suite of managed
Corporation                  hosting, Internet solutions, connectivity and
                             security services to large enterprises.

Digex, Inc.                  Digex, Inc. provides managed web hosting services
                             and related value-added services, such as firewall management, stress testing and consulting services, including capacity and migration planning and database optimization.

Equinix, Inc.                Equinix, Inc. designs, builds and operates neutral
                             Internet business exchange centers where enterprises and Internet businesses place their equipment and network facilities in order to interconnect with a competitive choice of bandwidth providers, Internet service providers (ISPs), site management companies and content distribution companies.

NaviSite, Inc.               NaviSite, Inc. provides managed website and
                             application hosting services. The Company's managed application hosting services allow businesses to outsource the deployment, configuration, hosting, management and support of their Websites and Internet applications.

                                                                    CONFIDENTIAL



PURCHASE ANALYSIS: DIVINE, INC. ACQUIRES DELANO TECHNOLOGY CORPORATION

Transaction Parameters
 ($ Thousands, except per share data)

DEAL STRUCTURE

Purchase Price (Equity):                                                                  $ 37,070
Premium Paid to Market Over Spot Price as of 3/11/02:                                         6.04%
Purchase Price Per Share Based Upon divine, inc. 3/11/02 Closing Price:                   $   0.80
Exchange Ratio:                                                                           1.1870 x
Acquisition Expenses (1):                                                                 $  2,500
Total Acquisition Cost:                                                                   $ 39,570
Cash Used in Acquisition:                                                                 $  2,500
Debt Used in Acquisition:                                                                 $      0
Stock Used in Acquisition:                                                                $ 37,070
Projected Closing Date:                                                                    6/30/02


divine, inc. PROFILE

Closing Price as of 3/11/02:                                                              $   0.67
20-Day Weighted Avg. Share Price as of 3/11/02:                                           $   0.63
Diluted Shares Outstanding (2):                                                            461,048


Foregone Interest Rate on Cash (3):                                                            5.3%
Forward FY2002 PE:                                                                              NM
Forward FY2003 PE:                                                                           11.37 x

SYNERGY ASSUMPTIONS

Net Synergies in Quarter Ending 9/30/2002:                                                     0.0%
Net Synergies in Quarter Ending 12/31/2002:                                                    0.0%
Net Synergies in FY2003:                                                                       0.0%


ACCOUNTING PARAMETERS

Premium Paid to Book Value:                                                               $ 25,273
Premium Allocated to Purchased R&D:                                                           20.0%
Transaction Taxable to Seller on Corporate Level? (4)                                           no

DELANO TECHNOLOGY CORPORATION PROFILE

Closing Price as of 3/11/02:                                                              $   0.75
20-Day Weighted Avg. Share Price as of 3/11/02:                                           $   0.75
Common Shares Outstanding (2):                                                              43,430
Common Share Equivalents Based on Offer Price Per Share (5):                                 3,182
Shares to be Acquired:                                                                      46,612

Book Value:                                                                               $ 14,297
Forward FY2002 PE:                                                                              NM
Forward FY2003 PE:                                                                         13.53 x

PRO FORMA ENTITY PROFILE

Shares Issued for Delano Technology Corporation Common Shares Outstanding:                  51,550
Common Share Equivalents Issued for Delano Technology Corporation Options: (5)               3,777
Total Incremental Shares Issued:                                                            55,327
Pro Forma Shares Outstanding:                                                              516,375
Buyer Percent Ownership:                                                                      89.3%
Seller Percent Ownership:                                                                     10.7%


NOTES:

(1) Acquisition expenses include the following: investment banking and legal fees for Delano Technology Corporation, $1.25MM and $0.5MM, respectively; and for divine, inc., $0.0MM and $0.75MM, respectively (Broadview estimates).

(2) divine, inc. diluted shares outstanding from management as of 02/28/02. Delano Technology Corporation common shares outstanding from management as of 03/12/02.

(3)    10-Year Treasury Bond rate as of 03/11/02.

(4) Purchases of stock are not taxable to the seller at the corporate level, purchases of assets are taxable to the seller.

(5) Calculated using the treasury method based on summary option table provided by management as of 03/12/02 using an offer price of $0.80.

                                                                    CONFIDENTIAL

PURCHASE ANALYSIS: DIVINE, INC. ACQUIRES DELANO TECHNOLOGY CORPORATION Pro Forma Combined Quarterly Operating Statements

 ($ Thousands, except per share data)

                                                                         QUARTER ENDING                                   FYE
                                         -------------------------------------------------------------------------  ----------------
                                        3/31/2002          6/30/2002             9/30/2002          12/31/2002          12/31/2002
BUYER STANDALONE (1)
Revenue                                  $154,550        $   172,950        $   203,450         $   236,450         $ 767,400
EBITDA                                    (53,400)           (26,100)            (7,100)             13,300           (73,300)
Net Income (2)                            (64,200)           (38,000)           (19,800)               (200)         (122,200)
Diluted EPS                                (14.01(cent))       (7.94(cent))       (3.85(cent))        (0.04(cent))     (24.73(CENT))
Diluted Shares Outstanding (3)            458,100            478,400            514,000             526,100           494,150

SELLER STANDALONE (4)
Revenue                                  $  3,200        $     1,600        $     2,100         $     3,100         $  10,000
EBITDA                                     (1,100)            (1,800)            (1,600)             (1,000)           (5,500)
Net Income (2)                             (1,800)            (2,400)            (2,200)             (1,700)           (8,100)
Diluted EPS                                 (4.53(cent))       (5.61(cent))       (5.13(cent))        (3.95(cent))     (19.25(CENT))
Diluted Shares Outstanding (3)             39,700             42,800             42,850              43,000            42,088

ACQUISITION EFFECTS
Net Synergies                                            $         0        $         0         $         0         $       0
Foregone Interest On Cash                                          0                (33)                (33)              (66)
Premium Allocated to Purchased R&D                            (5,055)                NA                  NA            (5,055)
                                                         -----------        -----------         -----------         ---------
Total                                                         (5,055)               (33)                (33)           (5,121)

PRO FORMA COMBINED ENTITY
Revenue                                                  $   172,950        $   205,550         $   239,550         $ 772,600
EBITDA                                                       (31,155)            (8,700)             12,300           (80,955)
Net Income (2)                                               (43,055)           (22,033)             (1,933)         (131,221)
Diluted EPS                                                    (9.00(cent))       (3.90(cent))        (0.33(cent))     (25.24(CENT))
Diluted EPS Excluding Purchased
  R&D Write-off                                                (7.94(cent))
Diluted Shares Outstanding (5)                               478,400            565,550             577,650           519,925

INCREASE (DECREASE) IN EPS (5)                                 (1.06(cent))       (0.04(cent))        (0.30(cent))      (0.51(CENT))
ACCRETION (DILUTION) (6)                                          NM                 NM                  NM                NM
INCREASE (DECREASE) IN EPS EXCLUDING
  PURCHASED R&D WRITE-OFF (5)                                   0.00(cent)                                               0.46(cent)
ACCRETION (DILUTION) EXCLUDING
  PURCHASED R&D WRITE-OFF (6)                                     NM                                                       NM


                                                                       QUARTER ENDING                                FYE
                                         ------------------------------------------------------------------       ------------
                                         3/31/2003         6/30/2003         9/30/2003          12/31/2003         12/31/2003
BUYER STANDALONE (1)
Revenue                                  $ 240,025         $ 246,867        $ 251,980       $   260,400           $  999,272
EBITDA                                      15,378            19,973           22,817            28,946               87,115
Net Income (2)                               1,793             6,388            9,232            15,361               32,774
Diluted EPS                                   0.33(cent)        1.16(cent)       1.64(cent)        2.67(cent)           5.89(CENT)
Diluted Shares Outstanding (3)             538,000           548,500          563,000           575,400              556,225

SELLER STANDALONE (4)
Revenue                                  $   4,600         $   4,900        $   5,900       $     6,200           $   21,600
EBITDA                                         700               600            1,540             1,540                4,380
Net Income (2)                                 200               100            1,140             1,140                2,580
Diluted EPS                                   0.43(cent)        0.22(cent)       2.44(cent)        2.44(cent)           5.54(CENT)
Diluted Shares Outstanding (3)              46,333            46,484           46,635            46,787               46,560

ACQUISITION EFFECTS
Net Synergies                            $       0         $       0        $       0       $         0           $        0
Foregone Interest On Cash                      (33)              (34)             (35)              (35)                (137)
Premium Allocated to Purchased R&D              NA                NA               NA                NA                   NA
                                         ---------         ---------        ---------       -----------           ----------
Total                                          (33)              (34)             (35)              (35)                (137)

PRO FORMA COMBINED ENTITY
Revenue                                  $ 244,625         $ 251,767        $ 257,880       $   266,600           $1,020,872
EBITDA                                      16,078            20,573           24,357            30,486               91,495
Net Income (2)                               1,960             6,454           10,338            16,466               35,218
Diluted EPS                                   0.33(cent)        1.07(cent)       1.67(cent)        2.61(cent)           5.76(CENT)
Diluted EPS Excluding Purchased R&D
 Write-off
Diluted Shares Outstanding (5)             593,327           603,827          618,327           630,727              611,552

INCREASE (DECREASE) IN EPS (5)               (0.00(cent))      (0.10(cent))      0.03(cent)       (0.06(cent))         (0.13(CENT))
ACCRETION (DILUTION) (6)                      (0.9%)            (8.2%)            2.0%             (2.2%)               (2.3%)
INCREASE (DECREASE) IN EPS EXCLUDING
   PURCHASED R&D WRITE-OFF (5)
ACCRETION (DILUTION) EXCLUDING
  PURCHASED R&D WRITE-OFF (6)


NOTES:

(1)    divine, inc. projected financials from management estimates.

(2) Net income assumes no taxes paid due to usage of NOLs. Combined net income is unaffected by Delano Technology Corporation NOLs in FY2003 because of the magnitude of divine, inc.'s NOLs.

(3) divine, inc. diluted shares outstanding calculated using the treasury method as provided by management. Delano Technology Corporation shares outstanding represent basic outstanding when net income is negative.

(4) Delano Technology Corporation projected financials based on management's view of the business on a subscription-based revenue model.

(5) Combined entity basic and diluted shares outstanding calculated by adding shares issued to projected buyer basic and diluted shares outstanding.

(6) Accretion (dilution) in EPS not meaningful if proforma combined EPS is negative and shares are issued in the transaction.

                                                                    CONFIDENTIAL


PURCHASE ANALYSIS: divine, inc. ACQUIRES DELANO TECHNOLOGY CORPORATION

Sensitivity Analysis - Accretion (Dilution) Excluding Purchased R&D Write-Off Based on Net Synergies vs. Offer Price Per Share (1)

($ Thousands, except per share data)


                                                          QUARTER ENDING 9/30/2002
                                                            NET SYNERGIES (2) (3)
                                                                                                0.0%     5.0%       10.0%     15.0%
                                      Aggregate           Offer Price        Shares Issued      ----     ----       -----     -----
                                      Consideration       Per Share         for Common          $0       $185       $370      $555
                                      -------------       -----------       --------------      ----     ----       -----     -----
                                  $   31,676              67.96(CENT)         44,050            NM       NM         NM        NM
                                  $   32,755              70.27(CENT)         45,550            NM       NM         NM        NM
                                  $   33,833              72.59(CENT)         47,050            NM       NM         NM        NM
                                  $   34,912              74.90(CENT)         48,550            NM       NM         NM        NM
                                  $   35,990              77.21(CENT)         50,050            NM       NM         NM        NM

Current divine, inc. Offer        $   37,069              79.53(CENT)         51,550            NM       NM         NM        NM

                                  $   38,148              81.84(CENT)         53,050            NM       NM         NM        NM
                                  $   39,226              84.16(CENT)         54,550            NM       NM         NM        NM
                                  $   40,305              86.47(CENT)         56,050            NM       NM         NM        NM
                                  $   41,384              88.78(CENT)         57,550            NM       NM         NM        NM
                                  $   42,462              91.10(CENT)         59,050            NM       NM         NM        NM
                                  $   43,541              93.41(CENT)         60,550            NM       NM         NM        NM

                                                          QUARTER ENDING 9/30/2002
                                                            NET SYNERGIES (2) (3)
                                     20.0%       25.0%       30.0%        35.0%      40.0%       45.0%

                                     $740        $925        $1,110       $1,295     $1,480      $1,665
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM

Current divine, inc. Offer           NM          NM          NM           NM         NM          NM

                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM
                                     NM          NM          NM           NM         NM          NM




                                                            QUARTER ENDING 12/31/2002
                                                                NET SYNERGIES (2) (3)
                                                                                                0.0%     5.0%       10.0%     15.0%
                                      Aggregate           Offer Price       Shares Issued
                                    Consideration          Per Share          for Common       $0       $205       $410      $615
                                  $   31,676              67.96(CENT)         44,050            NM       NM         NM        NM
                                  $   32,755              70.27(CENT)         45,550            NM       NM         NM        NM
                                  $   33,833              72.59(CENT)         47,050            NM       NM         NM        NM
                                  $   34,912              74.90(CENT)         48,550            NM       NM         NM        NM
                                  $   35,990              77.21(CENT)         50,050            NM       NM         NM        NM

Current divine, inc. Offer        $   37,069              79.53(CENT)         51,550            NM       NM         NM        NM

                                  $   38,148              81.84(CENT)         53,050            NM       NM         NM        NM
                                  $   39,226              84.16(CENT)         54,550            NM       NM         NM        NM
                                  $   40,305              86.47(CENT)         56,050            NM       NM         NM        NM
                                  $   41,384              88.78(CENT)         57,550            NM       NM         NM        NM
                                  $   42,462              91.10(CENT)         59,050            NM       NM         NM        NM
                                  $   43,541              93.41(CENT)         60,550            NM       NM         NM        NM

                                                            QUARTER ENDING 12/31/2002
                                                                NET SYNERGIES (2) (3)
                                       20.0%       25.0%       30.0%        35.0%      40.0%       45.0%

                                      $820        $1,025      $1,230       $1,435     $1,640      $1,845
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM

Current divine, inc. Offer             NM          NM          NM           NM         NM          NM

                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM
                                       NM          NM          NM           NM         NM          NM


NOTES:

(1) Increase (decrease) in EPS not meaningful if proforma combined EPS is negative and shares are issued in the transaction.

(2) Net synergies calculated as a percent of Delano Technology Corporation's direct and operating costs and are net of any expenses generated by cost savings measures.

(3)    Accretion/dilution reflects effective acquisition date of 6/30/02.

                                                                    CONFIDENTIAL


PURCHASE ANALYSIS: divine, inc. ACQUIRES DELANO TECHNOLOGY CORPORATION

Sensitivity Analysis - Accretion (Dilution) Based on Net Synergies vs. Offer Price Per Share

(Thousands, except per share data)

                                                   FY 2003
                                           NET SYNERGIES (1) (2)
                                                                              0.0%           5.0%           10.0%          15.0%

                          Aggregate       Offer Price   Shares Issued
                          Consideration   Per Share       for Common            $0          $861           $1,722         $2,583
                           $ 31,676       67.96(CENT)       44,050         (0.06(cent)     0.08(cent)     0.22(cent)     0.37(cent)
                           $ 32,755       70.27(CENT)       45,550         (0.08(cent)     0.07(cent)     0.21(cent)     0.35(cent)
                           $ 33,833       72.59(CENT)       47,050         (0.09(cent)     0.05(cent)     0.19(cent)     0.33(cent)
                           $ 34,912       74.90(CENT)       48,550         (0.11(cent)     0.04(cent)     0.18(cent)     0.32(cent)
Current divine,            $ 35,990       77.21(CENT)       50,050         (0.12(cent)     0.02(cent)     0.16(cent)     0.30(cent)
inc. Offer ..............  $ 37,069       79.53(CENT)       51,550         (0.13(cent)     0.01(cent)     0.15(cent)     0.29(cent)
                           $ 38,148       81.84(CENT)       53,050         (0.15(cent)     0.01(cent)    0.13(cent)      0.27(cent)
                           $ 39,226       84.16(CENT)       54,550         (0.16(cent)    (0.02(cent)    0.12(cent)      0.26(cent)
                           $ 40,305       86.47(CENT)       56,050         (0.18(cent)    (0.04(cent)    0.10(cent)      0.24(cent)
                           $ 41,384       88.78(CENT)       57,550         (0.19(cent)    (0.05(cent)    0.09(cent)      0.23(cent)
                           $ 42,462       91.10(CENT)       59,050         (0.20(cent)    (0.06(cent)    0.07(cent)      0.21(cent)
                           $ 43,541       93.41(CENT)       60,550         (0.22(cent)    (0.08(cent)    0.06(cent)      0.20(cent)

                                                   FY 2003
                                           NET SYNERGIES (1) (2)
                           20.0%         25.0%        30.0%         35.0%         40.0%        45.0%


                          $3,444        $4,305       $5,166        $6,027        $6,888       $7,749
                          0.51(cent)    0.65(cent)   0.79(cent)    0.94(cent)    1.08(cent)   1.22(CENT)
                          0.49(cent)    0.63(cent)   0.78(cent)    0.92(cent)    1.06(cent)   1.20(CENT)
                          0.48(cent)    0.62(cent)   0.76(cent)    0.90(cent)    1.04(cent)   1.19(CENT)
                          0.46(cent)    0.60(cent)   0.74(cent)    0.89(cent)    1.03(cent)   1.17(CENT)
Current divine,           0.45(cent)    0.59(cent)   0.73(cent)    0.87(cent)    1.01(cent)   1.15(CENT)
inc. Offer .............  0.43(cent)    0.57(cent)   0.71(cent)    0.85(cent)    0.99(cent)   1.13(CENT)
                          0.41(cent)    0.55(cent)   0.70(cent)    0.84(cent)    0.98(cent)   1.12(CENT)
                          0.40(cent)    0.54(cent)   0.68(cent)    0.82(cent)    0.96(cent)   1.10(CENT)
                          0.38(cent)    0.52(cent)   0.66(cent)    0.80(cent)    0.94(cent)   1.08(CENT)
                          0.37(cent)    0.51(cent)   0.65(cent)    0.79(cent)    0.93(cent)   1.07(CENT)
                          0.35(cent)    0.49(cent)   0.63(cent)    0.77(cent)    0.91(cent)   1.05(CENT)
                          0.34(cent)    0.48(cent)   0.62(cent)    0.75(cent)    0.89(cent)   1.03(CENT)

NOTES:

(1) Net synergies calculated as a percent of Delano Technology Corporation's direct and operating costs and are net of any expenses generated by cost savings measures.

(2)    Accretion/dilution reflects effective acquisition date of 6/30/02.

                          DELANO TECHNOLOGY CORPORATION

                         FAIRNESS OPINION DOCUMENTATION

                                 MARCH 12, 2002



                           BROADVIEW INTERNATIONAL LLC



       Silicon Valley         New York         Boston             London

                                                                    CONFIDENTIAL

                          DELANO TECHNOLOGY CORPORATION


                         FAIRNESS OPINION DOCUMENTATION

                                Table of Contents


                                                                     TAB
Fairness Opinion Letter                                               1

Valuation Considerations                                              2

Summary Explanation of Valuation Methodology                          3

Valuation Analysis                                                    4

                                                                    CONFIDENTIAL



                 DELANO TECHNOLOGY CORPORATION FAIRNESS OPINION
                            VALUATION CONSIDERATIONS


In reviewing the business of Delano Technology Corporation. ("Delano" or the "Company"), along with the current activity within the information technology ("IT"), communications and media industries, we have identified the following factors, which, among others, may have a material impact on valuation.


FACTORS POSITIVELY AFFECTING THE VALUE OF DELANO

LARGE AND GROWING WEB-BASED CRM ("ECRM") MARKET OPPORTUNITY - According to International Data Corporation ("IDC"), the overall eCRM applications market exhibits strong long-term growth, scaling to over $14 billion dollars by 2005, representing a Compounded Annual Growth Rate ("CAGR") of 17.7% since 2000 (IDC, December 2001). This growth is driven by customer demand for front-office technologies that integrate sales, marketing and customer service. Delano products primarily address the Marketing and Customer Support software segments of the eCRM market, which have shown strong growth in prior years. IDC reports that the Marketing Applications segment grew 110% to $1.3 billion in 2000 as compared to 1999, while the Customer Support and Contact Center Software segment grew 72% to $2.3 billion in 2000. Given its eCRM product focus, Delano's technologically innovative solutions position the Company to capitalize on long-term market opportunities and provide the Company with potential to increase revenue both as a result of market growth and through increased market share.

DIFFERENTIATED TECHNOLOGY PLATFORM - Delano provides a suite of packaged e-marketing, e-service and advanced analytics applications built on its robust, proprietary rapid application development platform. This platform allows users to create and modify business processes through rules-based software that diminishes the need for hard-coded custom applications written by professional programmers. As a result, management believes its eCRM suite enables enterprises to build highly customized eBusiness applications that automate business processes with shorter time to market and lower cost of ownership relative to other software providers.

HIGH QUALITY CUSTOMER BASE - Since its inception in 1998, Delano has established a blue chip customer base of Fortune 500 and Global 2000 enterprises across various industries. The Company has developed entrenched relationships with over 100 enterprises including Ericsson, Charles Schwab, Amdocs, i2 Technologies, Warner Music Group, Compaq, Mackenzie Financial, United Way, YMCA, and DaimlerChrysler. These enterprise customers depend on the Company to deliver scalable, technologically

                                                                    CONFIDENTIAL

innovative solutions to support large-scale eCRM deployments. Delano expects that its existing customer base will provide an ongoing source of revenue in fiscal years 2002 and 2003. According to management, approximately 50% of revenue was derived from existing accounts for the three months ending December 31, 2001.

SUCCESSFUL CORPORATE RESTRUCTURING - Delano has completed three major restructurings over the past 12 months to bring its expense base in line with its rapidly declining quarterly revenues and to preserve cash. As part of its expense reduction efforts, the Company reduced headcount from 490 to 124 people, rationalized its R&D efforts and designed its sales and marketing efforts to focus its resources on selected vertical markets. As a result, Delano achieved profitability in the quarter ended December 31, 2001. With a net cash balance of $12.5 million as of December 31, 2001 and continued refinement to the expense structure, management believes the Company has established an operating model and cash reserves sufficient to maintain viable operations in the current economic downturn.

                                                                    CONFIDENTIAL

FACTORS NEGATIVELY AFFECTING THE VALUE OF DELANO

STRONG COMPETITION AND NEED FOR GREATER CRITICAL MASS - The eCRM market is highly competitive and is experiencing consolidation. Many of the leading vendors, such as Siebel, Oracle, SAP and PeopleSoft, have greater product penetration, higher revenues and significantly greater equity market capitalization than Delano. In addition, potential customers increasingly face the dilemma of purchasing software licenses from relatively focused product lines such as Delano's or from larger vendors with greater breadth of product offerings, larger research and development budgets and more extensive customer support organizations. As a result, the Company is likely to experience a greater need for critical mass and capital resources to compete effectively in this rapidly changing market.

DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS - To date, a significant portion of Delano's total revenues has been derived from sales to a small number of clients. In the three months ended December 31, 2001, two customers accounted for 44% of the Company's total revenues. Management expects that the Company will continue to be dependent upon a limited number of clients for a significant portion of revenue in future periods. As a result, a reduction, delay or cancellation in orders from clients, including reductions or delays due to market, economic or competitive conditions, could adversely affect Delano's business.

POOR RECENT FINANCIAL PERFORMANCE - In the last four quarters, the Company had an operating loss of more than $34 million, excluding extraordinary charges, and since inception has generated $80 million in cumulative losses, excluding extraordinary charges. The Company's losses resulted primarily from building a cost structure in anticipation of revenue that never materialized, as well as from competitive pressures and the overall economic downturn's impact on demand for eCRM software solutions. Revenue has declined dramatically during this same period. In particular, trailing 12 months revenue as of December 31, 2001 was down 33.7% to $18.2 million from $27.5 million in the previous period. Additionally, Delano has experienced a drop in license revenues as a percent of total revenues, with license revenues accounting for 60.5% of total trailing 12 months revenues, versus 88.0% for the previous period. This decrease in license sales as a component of total revenue caused a decrease in gross margins to 66.5%, 17 percentage points less than the previous period. Delano's poor financial performance led to several restructuring efforts over the past 12 months. While Delano's restructuring efforts have helped it to reach profitability, the Company will still require a significant improvement in revenue growth and continued improvements in operating efficiency in order to scale the business in a manner necessary to maintain profitability. There is no guarantee that Delano will succeed in achieving these objectives.

SHORT-TERM ECRM MARKET GROWTH SLOWED - Although long-term growth in the eCRM market is expected to be strong, in the short term the eCRM market is expected to grow at a much slower pace than historical rates. According to Gartner, overall eCRM market revenue growth declined 8% in 2001, will remain flat in 2002 and will increase slightly in 2003 (Gartner, January 2002). These lower short-term growth rates reflect a maturing

                                                                    CONFIDENTIAL

eCRM market and an economic environment that limits demand for new software applications. This decrease in short-term growth may impact Delano's ability to execute upon its strategic and financial plans.

ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL - Due to the recent restructuring of the Company, Delano has undergone a significant business transition, including massive headcount reduction and additional voluntary employee turnover, during the past 12 months. This transition placed a significant strain on the Company's resources and created instability among key management, development, marketing and sales positions. The future success of Delano will depend upon the continued service of key officers, particularly Vikas Kapoor, Chief Executive Officer, and the ability to hire and retain talent as the Company returns to growth mode. Going forward, the inability to attract and retain key personnel could significantly hamper Delano's ability to meet its strategic and financial objectives.

POTENTIAL NASDAQ COMPLIANCE ISSUES - Delano is currently in compliance with all NASDAQ listing requirements. However, given its recent historical trading levels of at or below $1.00, the Company is at risk of non-compliance with the minimum $1.00 per share requirement. Should the Company's stock close below $1.00 for 30 consecutive trading days, the Company may be de-listed from the NASDAQ and forced to seek listing on the NASDAQ SmallCap Market. This NASDAQ de-listing would result in decreased liquidity for Delano's shareholders and could significantly impair the Company's public market value.

                                                                    CONFIDENTIAL


                 DELANO TECHNOLOGY CORPORATION FAIRNESS OPINION
                             SUMMARY EXPLANATION OF
                              VALUATION METHODOLOGY

The following is a summary explanation of the various sources of information and valuation methodologies employed by Broadview International LLC ("Broadview") in valuing Delano Technology Corporation ("Delano" or the "Company") in conjunction with rendering its Fairness Opinion regarding the transaction with divine, inc. ("divine"). Broadview employed analyses based on: (1) historical stock price performance; (2) public company comparables; (3) transaction comparables; (4) transaction premiums paid; (5) present value of future potential share prices;
(6) exchange ratio; (7) relative contribution; (8) evaluation of divine public company comparables and stock trading history; and (9) pro forma combination to determine the fairness of the Agreement.

DELANO STOCK PERFORMANCE ANALYSIS - For comparative purposes, Broadview examined the following:

       1) Delano common stock weekly historical volume and trading purposes from February 11, 2000 through March 8, 2002;

       2) Delano common stock daily historical volume and trading prices from March 8, 2001 through March 11, 2002; and

       3) Relative daily closing prices for an index of public companies deemed comparable to Delano vs. Delano and the NASDAQ Composite from March 8, 2001 through March 11, 2002.


PUBLIC COMPANY COMPARABLES ANALYSIS - Ratios of a company's common stock share price and Equity Market Capitalization ("EMC"), adjusted for cash and debt when appropriate, to selected historical and projected operating metrics indicate the value public equity markets place on companies in a particular market segment. A select group of companies are comparable to Delano based on market focus, business model and size. Broadview reviewed twelve public company comparables in the North American eCRM Software Solution industry with Trailing Twelve Month ("TTM") revenue less than $75 million and TTM Revenue Growth less than 50% from a financial point of view, including each company's TTM Revenue; Last Quarter Revenue; TTM Revenue Growth; TTM Gross Margin; Last Quarter Gross Margin; Projected 03/31/02 Revenue; Projected 03/31/02 Gross Margin; Projected 12/31/02 Revenue; Projected 12/31/02 Gross Margin; Projected 12/31/02 Earnings Per Share ("EPS"); Share Price as of 03/11/02; EMC; Net Cash (defined as cash minus debt); Total Market Capitalization ("TMC"

                                                                    CONFIDENTIAL

defined as EMC minus Net Cash); TMC/TTM Revenue ratio ("TTM TMC/R"); TMC/Last Quarter Annualized Revenue ratio ("TMC/LQA Revenue"); TMC/TTM Gross Profit ratio ("TTM TMC/Gross Profit"); TMC/Projected 03/31/02 Revenue ratio ("Projected 03/31/02 TMC/R"); TMC/Projected 03/31/02 Gross Profit ratio ("Projected 03/31/02 TMC/Gross Profit"); TMC/Projected 12/31/02 Revenue ratio ("Projected 12/31/02 TMC/R"); TMC/Projected 12/31/02 Gross Profit ratio ("Projected 12/31/02 TMC/Gross Profit"); and Share Price/Projected 12/31/02 EPS ratio ("Projected 12/31/02 P/E"). The public company comparables were selected from the Broadview Barometer, a proprietary database of publicly-traded information technology ("IT"), communications and media companies maintained by Broadview and broken down by industry segment.

In order of descending TTM TMC/R, the public company comparables consist of:

          1)   eGain Communications Corporation;

          2)   Digital Impact, Inc.;

          3)   ClickSoftware Technologies, Ltd.;

          4)   Click Commerce, Inc.;

          5)   Accrue Software, Inc.;

          6)   ServiceWare Technologies, Inc.;

          7)   Primus Knowledge Solutions, Inc.;

          8)   Blue Martini Software, Inc.;

          9)   Xchange, Inc.;

          10)  FirePond, Inc.;

          11)  Selectica, Inc.; and

          12)  Net Perceptions, Inc.

These comparables exhibit the following medians and ranges for the applicable multiples:

                                             Median
                                            Multiple         Range of Multiples
TTM TMC/R                                    0.57 x          NM   -    2.52 x
TMC/LQA Revenue                              0.53 x          NM   -    2.84 x
TTM TMC/Gross Profit                         1.36 x          NM   -    8.87 x
Projected 03/31/02 TMC/R                     1.27 x          NM   -    2.68 x
Projected 03/31/02 TMC/Gross Profit          1.71 x          NM   -    4.60 x
Projected 12/31/02 TMC/R                     1.15 x          NM   -    2.32 x
Projected 12/31/02 TMC/Gross Profit          1.17 x          NM   -    3.54 x
Projected 12/31/02 P/E                       NM              NM   -    NM

Note: NM refers to not meaningful.

                                                                    CONFIDENTIAL

These comparables imply the following medians and ranges for per share value:

                                            Median
                                          Implied Value      Range of Implied Values
TTM TMC/R                                    $0.49             NM   --  $1.26
TMC/LQA Revenue                              $0.46             NM   --  $1.28
TTM TMC/Gross Profit                         $0.62             NM   --  $2.58
Projected 03/31/02 TMC/R                     $0.69             NM   --  $1.16
Projected 03/31/02 TMC/Gross Profit          $0.64             NM   --  $1.27
Projected 12/31/02 TMC/R                     $0.78             NM   --  $1.29
Projected 12/31/02 TMC/Gross Profit          $0.67             NM   --  $1.48
Projected 12/31/02 P/E                          NM             NM   --     NM

Note: NM refers to not meaningful.

TRANSACTION COMPARABLES ANALYSIS - Ratios of Equity Price, adjusted for the seller's cash and debt when appropriate, to selected historical operating metrics indicate the value strategic and financial acquirers have been willing to pay for companies in a particular market segment. A handful of companies involved in recent transactions are comparable to Delano based on market focus, business model and size. Broadview reviewed nine comparable merger and acquisition ("M&A") transactions announced from January 1, 2001 through March 11, 2002 involving North American sellers in the eCRM Software Solution Provider industry, from a financial point of view, including each transaction's: Adjusted Price (Equity Price plus debt minus cash); Seller TTM Revenue; and Adjusted Price/TTM Revenue ("P/R") ratio. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, communications and media industries. In order of descending P/R multiple, the transactions used are the acquisition of:

          1)   WebTrends Corporation by NetIQ Corporation;

          2)   YOUcentric, Inc. by J.D. Edwards & Company;

          3)   Interact Commerce Corporation by Sage Group Plc;

          4)   MessageMedia, Inc. by DoubleClick, Inc.;

          5)   Open Market, Inc. by divine, inc.;

          6)   eshare communications, Inc. by divine, inc.;

          7)   NetGenesis Corporation by SPSS, Inc.;

          8)   Prime Response, Inc. by Chordiant Software, Inc.; and

          9)   Broadbase Software, Inc. by Kana Software, Inc.


These comparables exhibit the following median and range for the applicable multiple:

                               Median Multiple    Range of Multiples
                               ---------------    ------------------
          P/R                    0.81 x             NM - 15.10 x

                                                                    CONFIDENTIAL

These comparables imply the following median and range for per share value:

                                    Median Implied
                                       Value           Range of Implied Values
                                       -----           -----------------------
               P/R                     $0.59               NM  -  $6.17


TRANSACTION PREMIUMS PAID ANALYSIS - Premiums paid above the seller's stock price indicate the additional value, when compared to public shareholders, strategic and financial acquirers are willing to pay for companies in a particular market segment. In this analysis, the value of consideration paid in transactions involving stock is computed using the buyer's last reported closing price (on the appropriate exchange) prior to announcement. The seller's stock price one trading day prior to announcement is calculated using the seller's last reported closing price (on the appropriate exchange) prior to announcement. The seller's stock price twenty trading days prior to announcement is calculated using the seller's closing price (on the appropriate exchange) on the first day of that period which: (1) consists of twenty consecutive days during which the appropriate exchange conducts trading activity; and (2) ends on the day of the last reported closing price prior to announcement. Broadview reviewed forty comparable M&A transactions involving North American software vendors from January 1, 2000 to March 11, 2002 with equity consideration between $10 million and $100 million. Transactions were selected from Broadview's proprietary database of published and confidential M&A transactions in the IT, communications and media industries. In order of descending premium paid to seller's stock price twenty trading days prior to the date of announcement, the North American software transactions used are the acquisition of:

          1)   Wasatch Interactive Learning Corporation by Plato Learning, Inc.;

          2)   Credit Management Solutions, Inc. by The First American
               Corporation;

          3)   Telemate.Net Software, Inc. by Verso Technologies, Inc.;

          4)   eshare communications, Inc. by divine, inc.;

          5)   Applied Terravision Systems, Inc.; by COGNICASE, Inc.;

          6)   Liquent, Inc. by Information Holdings, Inc.;

          7)   Eprise Corporation by divine, inc.;

          8)   NetGenesis Corporation by SPSS, Inc.;

          9)   NetSpeak Corporation by Adir Technologies, Inc.;

          10)  DemandStar.com, Inc. by Onvia.com, Inc.;

          11)  Crosskeys Systems Corporation by Orchestream Holdings plc;

          12)  Citation Computer Systems, Inc. by Cerner Corporation;

          13)  Exigent International, Inc. by Harris Corporation;

          14)  Fourth Shift Corporation by AremiSoft Corporation;

          15)  Ecometry Corporation by Investor Group (SG Merger Corporation);

          16)  Micrografx, Inc. by Corel Corporation;

          17)  Continuous Software Corporation by Telelogic AB;

          18)  diehl graphsoft, inc. by Nemetschek Aktiengesellshaft;

          19)  Ezenet Corporation by COGNICASE Inc.;

                                                                    CONFIDENTIAL

          20)  Wave Technologies International, Inc. by The Thomson Corporation;

          21)  Interface Systems, Inc. by Tumbleweed Communications Corporation;

          22)  OptiSystems Solutions, Ltd. by BMC Software, Inc.;

          23)  Inference Corporation by eGain Communications Corporation;

          24)  Mediaplex, Inc. by ValueClick, Inc.;

          25)  Star Data Systems, Inc. by CGI Group, Inc.;

          26)  Health Systems Design Corporation by Perot Systems Corporation;

          27)  Concentrex, Inc. by John H. Harland Company;

          28)  SoftQuad Software, Ltd. by Corel Corporation;

          29)  Accelio Corporation by Adobe Systems, Inc.;

          30)  InfoInterActive, Inc. by America Online, Inc.;

          31)  MessageMedia, Inc. by DoubleClick Inc.;

          32)  ShowCase Corporation by SPSS Inc.;

          33)  Microware Systems Corporation by Radisys Corporation;

          34)  Alysis Technologies, Inc. by Pitney Bowes, Inc.;

          35)  MGI Software Corporation by Roxio, Inc.;

          36)  Prime Response, Inc. by Chordiant Software, Inc.;

          37)  Momentum Business Applications, Inc. by PeopleSoft, Inc.;

          38)  Open Market, Inc. by divine, inc.;

          39)  Dymanic Healthcare Technologies, Inc. by Cerner Corporation; and

          40)  CUseeMe Networks, Inc. by First Virtual Communications, Inc.

These comparables exhibit the following medians and ranges for the applicable premiums (discounts):

                                    Median Premium   Range of Premiums
                                    --------------   -----------------
Premium Paid to Seller's              41.2%          (7.5%) -- 176.9%
Stock Price 1 Trading Day
Prior to Announcement
Premium Paid to Seller's              76.1%         (18.9%) -- 550.0%
Stock Price 20 Trading Days
Prior to Announcement

These comparables imply the following medians and ranges for per share value:

                                           Median Implied
                                              Value            Range of Implied Values
                                              -----            -----------------------
Premium Paid to Seller's                      $1.06             $0.69 -- $2.08
Stock Price 1 Trading Day
Prior to Announcement
Premium Paid to Seller's                      $1.58             $0.73 -- $5.85
Stock Price 20 Trading Days
Prior to Announcement

                                                                    CONFIDENTIAL

PRESENT VALUE OF FUTURE POTENTIAL SHARE PRICE ANALYSIS - Broadview calculated the present value of the future potential share price of shares of Delano common stock on a standalone basis using management revenue estimates for the twelve months ending December 31, 2002. The implied share price calculated using the median TTM TMC/R for Delano public company comparables applied to management estimates and discounted based on the Capital Asset Pricing Model ("CAPM") using the median capital-structure adjusted beta for the public company comparables is $0.44. The implied share price calculated using Delano's TTM TMC/R applied to management estimates and discounted based on the CAPM using the capital-structure adjusted beta for Delano is $0.68.


EXCHANGE RATIO ANALYSIS - Broadview considered the relative value public equity markets have placed on Delano and divine common stock from March 8, 2001 through March 11, 2002. For comparative purposes, the implied historical exchange ratio was examined in contrast with the Exchange Ratio defined in the Agreement. Based on this analysis, the historical exchange ratio has ranged from 0.137 to 1.659 with an average of 0.670.


RELATIVE CONTRIBUTION ANALYSIS - A relative contribution analysis measures each of the merging companies' contribution to selected historical and projected operating metrics on a percentage basis. In this analysis, all projected figures for Delano and divine are derived from management estimates. Broadview performed the relative contribution analysis for TTM Revenue; TTM Gross Profit; LQA Revenue; Projected Twelve Months Ending ("TME") 12/31/02 Revenue ("Projected Calendar Year 2002 Revenue"); and Projected TME 12/31/02 Gross Profit ("Projected Calendar Year 2002 Gross Profit"). Delano's relative contributions for these operating metrics ranged from 2.6% to 38.0%.


RELATIVE OWNERSHIP ANALYSIS - A relative ownership analysis measures each of the merging companies' relative equity ownership and relative entity values (net of cash). According to the Exchange Ratio as stated in the Agreement, the implied equity ownership is 89.3% for divine and 10.7% for Delano, and the corresponding implied entity ownership (EMC plus debt, minus cash) is 91.9% for divine, and 8.1% for Delano.

divine STOCK PERFORMANCE ANALYSIS - For comparative purposes, Broadview examined the following:

          1) divine common stock daily historical volume and trading prices March 8, 2001 through March 11, 2002; and

          2) Relative daily closing prices for an index of public companies deemed comparable to divine vs. divine and the NASDAQ Composite from March 8, 2001 through March 11, 2002.

                                                                    CONFIDENTIAL

EVALUATION OF DIVINE PUBLIC COMPANY COMPARABLES - Broadview compared selected operating and valuation metrics for public companies deemed comparable to divine based on market focus, business model and TTM revenue with the ratios implied by divine's share price of $0.67 as of March 11, 2002, and its current and projected performance. Broadview reviewed three public companies in the Technology-Focused Internet Services industry with Projected 12/31/02 revenue between $100 million and $300 million from a financial point of view. In order of descending TTM TMC/R, the public company comparables consist of:

          1)   Digitas Inc.;

          2)   Sapient Corporation; and

          3)   Answerthink, Inc.

Broadview also reviewed eight public companies in the eCRM, Web Content Management, and Call Center Software industries with Projected 12/31/02 between $100 million and $300 million and Projected 12/31/02 revenue growth less than 25%, from a financial point of view. In order of descending TTM TMC/R, the public company comparables consist of:

          1)   Documentum, Inc.;

          2)   Open Text Corporation;

          3)   Interwoven, Inc.;

          4)   E.piphany, Inc.;

          5)   Kana Software, Inc.;

          6)   Vignette Corporation;

          7)   BroadVision, Inc.; and

          8)   Art Technology Group, Inc.


Broadview also reviewed eight public companies in the Business Information Software and Services industry with TTM revenue between $10 million and $100 million and Projected 12/31/02 revenue growth less than 25%, from a financial point of view. In order of descending TTM TMC/R, the public company comparables consist of:

          1)   EDGAR Online, Inc.;

          2)   TheStreet.com, Inc.;

          3)   OneSource Information Services, Inc.;

          4)   Hoover's, Inc.;

          5)   Multex.com, Inc.;

          6)   Track Data Corporation;

          7)   MarketWatch.com, Inc.; and

          8)   COMTEX News Network, Inc.

                                                                    CONFIDENTIAL

Broadview also reviewed four public companies in the Managed Web Hosting industry with TTM revenue between $50 million and $250 million from a financial point of view. In order of descending TTM TMC/R, the public company comparables consist of:

          1)   Equinix, Inc.;

          2)   Digex, Inc.;

          3)   NaviSite, Inc.; and

          4)   AppliedTheory Corporation


PRO FORMA COMBINATION ANALYSES - Broadview calculated the EPS accretion or dilution of the pro forma combined entity taking into consideration various financial effects which will result from a consummation of the Agreement. This analysis relies upon certain financial and operating assumptions provided by publicly available data about Delano and divine as well as information provided by divine and Delano management. The Delano financials are based on a subscription-based revenue model in order to be consistent with divine's change in revenue recognition policy. Broadview examined a purchase scenario under the assumption that no opportunities for net synergies exist. Based on this scenario, the pro forma purchase model indicates that EPS decreases $0.0004 for the quarter ending September 30 2002, decreases $0.0030 for the quarter ending December 31, 2002 and decreases $0.0013 for the fiscal year ending December 31, 2003.


CONSIDERATION OF THE DISCOUNTED CASH FLOW VALUATION METHODOLOGY - While discounted cash flow is a commonly used valuation methodology, Broadview did not employ such an analysis for the purposes of this opinion. Discounted cash flow analysis is most appropriate for companies which exhibit relatively steady or somewhat predictable streams of future cash flow. Given the uncertainty in estimating both the future cash flows and a sustainable long-term growth rate for the Company, Broadview considered a discounted cash flow analysis inappropriate for valuing Delano.


SUMMARY OF VALUATION ANALYSES - Taken together, the information and analyses employed by Broadview lead to Broadview's overall opinion that the Exchange Ratio in the Agreement by holders of Company Common Shares is fair, from a financial point of view, to such holders.

                                    ANNEX H

             SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
             ------------------------------------------------------

S.181.1                                        ONTARIO BUSINESS CORPORATIONS ACT
--------------------------------------------------------------------------------

     (7) ACT CEASES TO APPLY.--This Act ceases to apply to the corporation on the date upon which the corporation is continued under the Co-operative Corporations Act. 1994, c.17, s.30.

     182. (1) ARRANGEMENT.--In this section, "arrangement", with respect to a corporation, includes,

       (a) a reorganization of the shares of any class or series of the corporation or of the stated capital of any such class or series;

       (b) the addition to or removal from the articles of the corporation of any provision that is permitted by this Act to be, or that is, set out in the articles or the change of any such provision;

       (c) an amalgamation of the corporation with another corporation;

       (d) an amalgamation of a body corporate with a corporation that results in an amalgamated corporation subject to this Act;

       (e) a transfer of all or substantially all the property of the corporation to another body corporate in exchange for securities, money or other property of the body corporate;

       (f) an exchange of securities of the corporation held by security holders for other securities, money or other property of the corporation or securities, money or other property of another body corporate that is not a take-over bid as defined in Part XX of the Securities Act;

       (g) a liquidation or dissolution of the corporation;

       (h) any other reorganization or scheme involving the business or affairs of the corporation or of any or all of the holders of its securities or of any options or rights to acquire any of its securities that is, at law, an arrangement; and

       (i) any combination of the foregoing.

     (2) SCHEME OF ARRANGEMENT.--A corporation proposing an arrangement shall prepare, for the approval of the shareholders, a statement thereof setting out in detail what is proposed to be done and the manner in which it is proposed to be done.

     (3) ADOPTION OF ARRANGEMENT.--Subject to any order of the court made under subsection (5), where an arrangement has been approved by shareholders of a corporation and by holders of shares of each class or series entitled to vote separately thereon, in each case by special resolution, the arrangement shall have been adopted by the shareholders of the corporation and the corporation may apply to the court for an order approving the arrangement.

     (4) SEPARATE VOTES.--The holders of shares of a class or series of shares of a corporation are not entitled to vote separately as a class or series in respect of an arrangement unless the statement of the arrangement referred to in subsection (2) contains a provision that, if contained in a proposed amendment to the articles, would entitle such holders to vote separately as a class or series under section 170 and, if the statement of the arrangement contains such a provision, such holders are entitled to vote separately on the arrangement whether or not such shares otherwise carry the right to vote.

     (5) APPLICATION TO COURT.--The corporation may, at any time, apply to the court for advice and directions in connection with an arrangement or proposed arrangement and the court may make such order as it considers appropriate, including, without limiting the generality of the foregoing,

PART XIV -- FUNDAMENTAL CHANGES                                           S. 184
--------------------------------------------------------------------------------
          (a) an order determining the notice to be given to any interested person or dispensing with notice to any person;

          (b) an order requiring a corporation to call, hold and conduct an additional meeting of, or to hold a separate vote of, all or any particular group of holders of any securities or warrants of the corporation in such manner as the court directs;

          (c) an order permitting a shareholder to dissent under section 185 if the arrangement is adopted;

          (d) an order appointing counsel, at the expense of the corporation, to represent the interests of shareholders;

          (e) an order that the arrangement or proposed arrangement shall be deemed not to have been adopted by the shareholders of the corporation unless it has been approved by a specified majority that is greater than two-thirds of the votes cast at a meeting of the holders, or any particular group of holders, of securities or warrants of the corporation; and

          (f) an order approving the arrangement as proposed by the corporation or as amended in any manner the court may direct, subject to compliance with such terms and conditions, if any, as the court thinks fit, and to the extent that any such order is inconsistent with this section such order shall prevail.

     (6) PROCEDURE.--Where a reorganization or scheme is proposed as an arrangement and involves an amendment of the articles of a corporation or the taking of any other steps that could be made or taken under any other provision of this Act, the procedure provided for in this section, and not the procedure provided for in such other provision, applies to such reorganization or scheme. 1982, c.4,s. 181(1-6).

     (7) [Repealed 1994, c.27,s.71(23).]

     183. (1) ARTICLES OF ARRANGEMENT SENT TO DIRECTOR.--After an order referred to in clause 182(5)(f) has been made, articles of arrangement in prescribed form shall be sent to the Director.

     (2) CERTIFICATE OF ARRANGEMENT.--Upon receipt of articles of arrangement the Director shall endorse thereon in accordance with section 273 a certificate which shall constitute the certificate of arrangement. 1982, c.4,s.182.

     184. (1) BORROWING POWERS.--Unless the articles or by-laws of or a unanimous shareholder agreement otherwise provide, the articles of a corporation shall be deemed to state that the directors of a corporation may, without authorization of the shareholders,

          (a) borrow money upon the credit of the corporation;
          (b) issue, reissue, sell or pledge debt obligations of the corporation;
          (c) subject to section 20, give a guarantee on behalf of the corporation to secure performance of an obligation of any person; and
          (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation.

     (2) DELEGATION OF POWERS.--Unless the articles or by-laws of or a unanimous shareholder agreement relating to a corporation otherwise provide, the directors may by resolution delegate any or all of the powers referred to in subsection (1) to a director, a committee of directors or an officer.

                                                                    ONT.BUSINESS
                                                                    CORPORATIONS

                                    ANNEX I

       DIVINE FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001 (U.S. GAAP)

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                                FORM 10-K


[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934


                           COMMISSION FILE NO. 0-30043

                                  DIVINE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                           36-4301991
 (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

    1301 NORTH ELSTON AVENUE,                                     60622
        CHICAGO, ILLINOIS                                      (ZIP CODE)
 (ADDRESS OF PRINCIPAL EXECUTIVE
            OFFICES)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (773) 394-6000

        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                                   NAME OF EXCHANGE ON
          TITLE OF EACH CLASS                      WHICH REGISTERED
          -------------------                      ----------------
  Class A Common Stock, par value $.001 per       Nasdaq National Market
                    share


       Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

       Indicate by check mark if disclosure of delinquent filers pursuant to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

        THE AGGREGATE MARKET VALUE OF THE VOTING STOCK OF THE REGISTRANT HELD BY STOCKHOLDERS WHO WERE NOT AFFILIATES (AS DEFINED BY REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION) OF THE REGISTRANT WAS APPROXIMATELY $183,189,352 AT MARCH 27, 2002 (BASED ON THE CLOSING SALE PRICE ON THE NASDAQ NATIONAL MARKET, INC. ("NASDAQ") ON MARCH 27, 2002). AT MARCH 27, 2002 THE REGISTRANT HAD ISSUED AND OUTSTANDING AN AGGREGATE OF 457,145,645 SHARES OF CLASS A COMMON STOCK.

                       DOCUMENTS INCORPORATED BY REFERENCE

        THOSE SECTIONS OR PORTIONS OF THE REGISTRANT'S PROXY STATEMENT FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 21, 2002, DESCRIBED IN PART III HEREOF, ARE INCORPORATED BY REFERENCE IN THIS REPORT.

                                TABLE OF CONTENTS

ITEM NO.                                                                               PAGE
          Special Note on Forward-Looking Statements ................................    2
  Part I
       1. Business ..................................................................    3
       2. Properties ................................................................   25
       3. Legal Proceedings .........................................................   26
       4. Submission of Matters to a Vote of Security Holders .......................   28
 Part II
       5. Market for Registrant's Common Equity and Related Stockholder Matters .....   29
       6. Selected Financial Data ...................................................   30
       7. Management's Discussion and Analysis of Financial Condition and Results of
          Operations ................................................................   31
       7A.Quantitative and Qualitative Disclosures About Market Risk ................   52
       8. Financial Statements and Supplementary Data ...............................   53
       9. Changes in and Disagreements with Accountants on Accounting and Financial
          Disclosure ...............................................................   103
Part III
      10. Directors and Executive Officers of the Registrant ........................  104
      11. Executive Compensation ....................................................  105
      12. Security Ownership of Certain Beneficial Owners and Management ............  105
      13. Certain Relationships and Related Transactions ............................  105
 Part IV
      14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K ..........  106

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

       This report includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects, and opportunities. We have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate," and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties, and other factors include:


      - our ability to become cash flow positive before we deplete our unrestricted cash reserves or become insolvent;

      -     our ability to maintain our Nasdaq National Market listing;

      - our ability to execute our integrated Web-based software services, professional services, and managed services strategy;

      - our ability to successfully implement our acquisition strategy, including our ability to integrate the operations, personnel, products, and technologies of, and address the risks associated with, acquired companies;

      -     our ability to develop enterprise Web software and services;

      - the uncertainty of customer demand for enterprise Web software and services;

      - our ability to expand our customer base and achieve and maintain profitability;

      -     our ability to retain key personnel;

      -     our ability to predict revenues from project-based engagements;

      - our ability to keep pace with technological developments and industry requirements;

      -     our ability to efficiently manage our growing operations;

      - changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks;

      - increasing competition from other providers of software solutions, professional services, and managed applications;

      - the extent to which customers want to purchase software applications under hosted subscription based models; and

      - our ability to address the risks associated with international operations.

      See "Item 1. Business -- Risk Factors" for a description of these factors. Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this report. Except as required by federal securities laws, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                     PART I

ITEM 1. BUSINESS

divine OVERVIEW

       divine, inc. is a service and software company focused on solutions for the extended enterprise. We help our clients maximize profits through better collaboration, interaction, and knowledge sharing throughout their entire value chain, including suppliers, partners, employees, and customers. We facilitate our customers' integration of advanced enterprise Web solutions with their business strategies and existing infrastructures by providing a combination of professional services, Web-based technology, and managed applications capabilities. We focus our offerings on Global 5000 and high-growth middle market firms and service over 20,000 customers through three principal business groups:

      divine Professional Services combines our knowledge of how to design and deploy software solutions with our expertise in technology, infrastructure, and marketing services and offers services for legacy systems integration, brand extension, call center automation, business process optimization, operational strategy consulting, SAP installation, supply chain and customer management, and technology infrastructure consulting.

      divine Software Services deploys software solutions that focus on collaboration, workflow, and relationship and content management such as voice-based customer contact tools, auto-response applications, telephony webinars (Web-based seminars), secured messaging, team interaction, content acquisition, organization and management, content delivery, and training programs.

      divine Managed Services builds, hosts, manages, monitors, and secures clients' critical applications by offering design and engineering of managed hosting solutions; installation, configuration, and testing of hardware and software systems; ongoing maintenance, back-ups, and upgrades; performance and security monitoring; and technical support.

      We have forged strategic partnerships and alliances with a number of leading organizations to strengthen the delivery of open and extensible e-business solutions to our customers. Our technology integrates with leading server platforms such as BEA WebLogic, IBM WebSphere, Microsoft Windows NT, and Sun Solaris. Additionally, we have joined the alliance programs of key vendors such as BEA, Hewlett-Packard, IBM, Microsoft, Computer Associates, Netscape, Oracle, and Sun/iPlanet to extend support to our mutual customers and introduce our solutions into new arenas. While these alliances add value to all of our constituencies, they also provide us and our partners with additional technical, marketing, and sales resources to expedite the development and delivery of complete e-business solutions.

      Our principal offices are located at 1301 N. Elston Avenue, Chicago, Illinois 60622, telephone number (773) 394-6600. We also have satellite offices located throughout North America, Europe, Asia, and Australia. Our homepage is located on the Web at http://www.divine.com , where you can find additional information about us; however, that information generally is not targeted at investors and is not part of this Report. All references to "we," "us," "our," and "divine" refer to divine, inc. and its consolidated subsidiaries.

divine HISTORY

      We were incorporated as divine interVentures, inc. on May 7, 1999 and commenced operations on June 30, 1999. We began by engaging in business-to-business e-commerce through a community of associated companies in which we invested. From September 30, 1999 to December 31, 2000, we acquired interests in 40 associated companies, established a total of 13 associated companies whose opportunities were consistent with our former business strategy, while further developing our operational procedures and capabilities.

       In February 2001, we announced our strategy to focus primarily on enterprise Web solutions, and changed our name to divine, inc. Since then, interests in our associated companies that provide Web-based technology, software, professional services, and managed applications are no longer reflected separately but have become integrated into our core business strategy and operating model as a fully integrated set of products and services. Our other associated companies, offering software and services focused on e-commerce and vertical markets, were included in our divine interVentures portfolio. As of December 31, 2001, we have completely written off our investments in the associated companies in our divine interVentures portfolio, other than amounts included in available-for-sale securities.

       We have executed a disciplined acquisition strategy enabling us to acquire market-leading technology, significant intellectual property, and world-class talent that round out our extended enterprise solutions. We have acquired companies providing professional services, Web-based technology, and managed services, positioning us to provide comprehensive solutions and a single point of accountability to our customers.

divine STRATEGY

       Our goal is to become the recognized leader in advanced enterprise Web solutions that offer global businesses the ability to improve collaboration, workflow, and business relationships through delivery of a powerful combination of technology, software, services and managed applications. As the flow of information becomes more liberated and complex, we believe that a new breed of provider must unite the skills and emerging technologies required to create the advanced enterprise Web solutions that allow companies to go beyond transaction processing. In order to reach this goal, we have adopted these key strategic objectives:


       - Position divine as a technology owner and solutions integrator. We plan to differentiate ourselves by positioning divine as a technology owner and solutions integrator.

       - Develop, acquire, and integrate offerings and solutions. We will continue to focus on developing, acquiring, and integrating additional innovative technologies and solutions that can be combined to offer a powerful and comprehensive set of integrated services, technologies, and hosting capabilities that advance and extend our customers' businesses to include external and internal business communities.

       - Target a specific customer base. We plan to target customers who can benefit from greater collaboration, interaction, more efficient workflow, and better management of business relationships between their customers, employees, partners, suppliers, prospects, and sources of information. We believe these customers are primarily in the financial services, insurance, energy, pharmaceutical, biotechnology, and telecommunications industries.

       - Expand our relationships with existing customers. We currently offer solutions from one or more of our business groups to approximately 20,000 customers. By expanding our relationships with our current customers, we can increase our offerings to them and capitalize on cross-selling opportunities with their customers, suppliers, partners, and distributors.

       - Support and complement our solutions through alliances with business partners . We will continue to establish strategic alliances that supply additional channels for our products, help us to build industry- specific solutions for our customers, and enable us to attract and retain customers who prefer to deal with large, stable solutions providers.

divine BUSINESS GROUPS

       divine PROFESSIONAL SERVICES

       Our Professional Services group offers clients a single source for a comprehensive range of services required to successfully design, develop, and implement integrated solutions. This group applies its expertise in technology, infrastructure, and marketing services across a broad spectrum of leading technologies. From legacy systems integration to brand extension, we deploy solutions designed to improve clients' productivity and competitive position, enable them to more fully engage business communities, optimize enterprise knowledge, and improve core value-chain processes.

       Our Professional Services employees have demonstrated expertise in the following areas:

       Outreach Solutions: call center optimization and automation, e-commerce strategy, advanced Web technologies, advanced branding, and customer interaction management.

       Knowledge Solutions: optimization of intellectual capital -- workforce, data and processes, knowledge management strategy, content and document management, e-learning, business intelligence, and enterprise portals.

       Value Chain Solutions: business process optimization, operational strategy, SAP, Oracle, JD Edwards, customer relationship management, and sourcing and supply chain management.

       Technology Infrastructure Services: for hardware, software, maintenance agreements, financing, and network consulting.

     divine SOFTWARE SERVICES

       Our Software Services group provides the technologies and applications that organizations need to optimize the outer reaches of their value chain -- their customers and other constituencies. Over the last decade, companies have invested billions of dollars in technology infrastructure systems, and now face the challenge of extending them into customer, partner, and supplier communities. To help our customers meet this challenge, divine Software Services provides industry-leading software services in the following areas:


       - Collaboration Technologies -- improve internal and external interactions with customers, partners, and employees through secured messaging, team interaction, group feedback, and telephony webinars.

       - Content Management Technologies -- enable customers to quickly and easily create, disseminate, and manage effective and captivating Web content.

       - Customer Interaction Management -- provides solutions that allow clients to effectively manage both new and existing customers across multiple communication channels, including voice mail, e-mail, interactive Web chat, and voice-over-Internet protocol.

       - Information Services -- help organizations find, acquire, use, and manage knowledge resources in a cost-effective manner.

       - divine Search and Content Integration -- provides an integrated search capability across all internal and external corporate information sources, as well as instant access to the full-text articles of more than 7,000 business publications, trade journals, market research and investment analysis reports, local, national and international newswires and other premium sources.

     divine MANAGED SERVICES

       divine's Managed Services group provides solutions, including managed hosting and applications platforms, for complex, mission-critical applications. We build and engineer managed hosting solutions from the ground up to support the highest levels of application availability. The applications platform provides the technical infrastructures that organizations need to implement and manage their systems cost-effectively, reliably, and without over-burdening resources. Our managed services include providing, configuring, operating, and maintaining the hardware, software, and network technologies necessary to implement and support complex applications. We also offer additional service options, such as scalability and architecture testing, storage solutions, and security services, including firewalls. divine Managed Services supplies solutions that deliver:


       -      Maximum availability -- guaranteed application availability up to
              99.95 percent.

       - Highly automated operational support -- infrastructure facilities operationally controlled by highly automated service management centers.

       - Secure operations -- environmental controls, physical security measures, and proactive monitoring and troubleshooting ensure system security.

       - Highly skilled technical resources -- experienced talent pool that brings best-in-class skill sets to each managed services solution.

       - Single-point of accountability -- our customer support program provides a single point of accountability for each managed services solution.


divine PRODUCTS AND SERVICES

     COLLABORATION TECHNOLOGIES

       divine MindAlign(TM) enables entire organizations to communicate in real time and work together on solutions, regardless of the location of the participants. Secure and centrally managed, divine MindAlign offers a wealth of advanced features such as presence awareness, rich content and data sharing, content filtering, instant message history, back-chat search tools, real-time partner access, security and authentication, structured content and delivery, co-branding, and auditorium mode.

       divine OpinionWare(TM) provides a platform for deploying and structuring dialogue. It allows knowledge workers and management across an organization's infrastructure to create, publish, and distribute Web content and analyze feedback and discussion touch-points, resulting in higher-quality interactions, better decision-making, and increased loyalty. OpinionWare is designed to help clients increase web site time and traffic by facilitating customization of their sites for their customers. Clients using OpinionWare can use their existing tools to collect data and conduct surveys that reflect and maintain their existing brand presence on the Web. Other advanced features include web site integration and external data integration, which eliminates the need to repeatedly redevelop questions for multiple surveys.

       divine ShowCase(TM) provides solutions designed to increase business-to-business collaboration and selling. It enables the creation, publication, and distribution of live and on-demand multimedia to large audiences through Web-based environments. divine ShowCase also virtually eliminates dependency on third parties for webcasts. By fully integrating video, audio, and data, it provides a complete medium for remote learning. It also offers an ideal solution for internal and external training and communication, and stores presentations for future use. ShowCase is scalable and customizable and offers the security and advanced features necessary to meet business mandates for reducing travel costs, shortening new product launch times, and quickly updating international teams on corporate strategy.

       divine Athena(TM) captures and stores documents and knowledge from across an enterprise and makes them available from a single point of access. Athena can operate as a stand-alone application or as part of an enterprise portal and is designed to promote knowledge sharing through easy access to vital information. Users can search and retrieve documents in Lotus Notes or Word, topical e-mails from experts within an organization, or information from other data repositories. By allowing users to

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pull information on request, and pushing relevant content to the right business owners, Athena enables better informed business decisions.

       divine fuse(TM) is a centralized, Web-based project team collaboration tool that streamlines and simplifies project management processes. By integrating project management tools, document management capabilities, and real-time communication tools, divine fuse provides a complete solution for bringing together widely dispersed teams and global organizations. Accessible from any web browser, it allows users to monitor multiple projects from a single interface and generate customized reports to better manage and collaborate around projects. divine fuse promotes effective communications in real time, keeping internal staff, partners, and customers up-to-speed.

     CONTENT MANAGEMENT TECHNOLOGIES

       divine Content Server(TM) is a modular set of content-driven applications for e-business projects such as enterprise portals, department sites, customer/partner Web sites, and commerce implementations. It is engineered to enable users to manage information, customize interactions, and integrate back-office data. divine Content Server mixes robust content functionality with a high-performance technology base and provides an open, extensible framework for growth. It is an ideal solution for large organizations requiring a single, cost-effective platform that can deploy information-rich applications and initiatives such as portals, marketing campaigns, business-to-business catalogs, and publications. Licensed by more than 300 customers in 43 countries, divine Content Server has been recognized as an industry leader by Forrester Research's Tech Rankings and awarded the Market Engineering Award from Frost and Sullivan.

       divine Participant Server(TM) as the platform of choice for divisions or departments lacking large technical teams, that need to rapidly deploy a feature-rich, user-focused Web site that is connected to enterprise applications. This solution supports efficient management of Web content through features that encourage consistent site design and branding. Participant Server also automates content workflow from authors to reviewers to viewers. By providing a streamlined interface, Participant Server enables business users to easily update their sites without having to learn new tools. divine Participant Server is currently used by more than 150 customers, including American Express Travel Services, Sharp Electronics, and Eastman Chemical.

       divine Enterprise Content Center(TM) works within intranets, extranets, and portals to extend business benefits. Providing a channel for the delivery of business content, aggregated content purchasing, controlled costs and personalization at the desktop, this solution helps businesses streamline practices, increase productivity, and lower costs of ownership. It is also a gateway to one of the largest Extensible Markup Language (XML) repositories of business information in the world, enabling users to search across multiple information sources. One key feature is Real-Time News , which delivers news feeds from premium sources selected and customized by customers. Streaming Media allows users to create, distribute, and manage video over the Web, creating an ideal outlet for broadcasting presentations, e-learning materials and meetings. Content e-Procurement lets individuals search and order information services from over 200,000 premium content sources, while Tracker provides a clear understanding of which content and tools are used by and add actual value to an organization.

     CUSTOMER INTERACTION MANAGEMENT -- TELEPHONY

       divine Conversations(TM) is a powerful collection of voice-based customer contact tools that allows call centers to contact more customers, use fewer agents, and track all information through its monitoring and reporting features. This solution combines predictive dialing with campaign management capabilities, enabling companies to significantly reduce abandonment and nuisance rates, while improving overall call center efficiency and productivity.

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       divine XChange(TM) is an award-winning customer contact solution specifically designed for call centers where campaigns, data, interface, and scripting rules constantly change. XChange is designed to operate on existing networks, using existing fileservers and data tools, and works with phone systems, e-mail, fax, and voice-over-Internet protocal. It offers increased productivity for the telemarketing, fundraising, market research, and polling industries and gives call centers an extensive array of affordable options without sacrificing daily ease-of-use.

     CUSTOMER INTERACTION MANAGEMENT -- INTERNET

       divine Synchrony(TM) Suite combines integrated communication channels with other legacy data, allowing agents an instant and complete view of the customer, including all historical contact channels and interactions. divine Synchrony features Agent Anywhere, which connects contact centers across the globe with the same data and application servers and also allows employees the flexibility of working from home. Shared Agent supplies access to multiple campaigns from a single screen or view, so that agents can handle interactions for different groups or divisions within the organization.

       divine NetAgent(TM) Suite organizes multiple communication channels into a standardized interface, permitting customers to interact via e-mail, Computer Telephony Integration (CTI)-based voice, voice-over-Internet protocal, or live Web chat. NetAgent EMAIL supports increases in the quantity and accuracy of e-mail processing. NetAgent ANSWER is an intelligent, auto-response application that filters incoming e-mails and provides timely responses. NetAgent CHAT routes requests to appropriate agents and allows multiple simultaneous online sessions. NetAgent TELEPHONY enables call centers to integrate inbound Public Branch Exchange/Automated Call Distribution (PBX/ACD) calls and desktop phones with NetAgent CHAT. NetAgent WIRELESS provides wireless monitoring of call center performance, while NetAgent INTERNATIONAL permits communication around the globe in over a dozen languages.

     INFORMATION SERVICES

       divine Global Library Services delivers high-quality personal service, comprehensive management reporting, and industry-leading Web-based solutions to manage and access print and electronic journals.


       - divine Information Quest(TM) (IQ) simplifies the selection, access, and management of online resources and provides researchers with a sophisticated, easy-to-use front end to electronically research materials in a variety of fields. IQ functions as a gateway through which resources are delivered and e-journals are readily accessible throughout an entire organization.

       - divine kLibrary(TM) provides clients with a wealth of significant bibliographic and supplemental title information at the desktop level and is designed to enable libraries to simplify all their major serials tasks.



       Acquisition and Procurement Services provides Web-based solutions that manage the challenges presented by the acquisition, organization, and management of information resources in corporations worldwide.


       - divine kStore(TM) is a Web-based solution that provides a convenient way for employees to search for and order information resources from the desktop and enables the employer to centrally manage and track the process.


       - divine kCentral(TM) provides access to timely and relevant information resources integrating with e-procurement systems such as Ariba and Commerce One and enables streamlined acquisition and management of information resources.

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       Electronic Content Services provides simple solutions for accessing, licensing, evaluating, and delivering e-content to the desktop.


       - divine MedInfoNOW(TM) is a unique, Web-based information and updating service that offers anytime-anywhere access to Doody's Review Service; Online Literature Review with automatic updates on the latest medical literature; and a Weekly eBulletin that alerts users to new books and articles.

       - divine E-content Licensing(TM) provides various levels of support for content development, including links to valuable e-journal licensing and registration terms and conditions, and comprehensive strategies that help libraries, information centers and other organizations manage their entire e-journal process.


     divine SEARCH AND CONTENT INTEGRATION (DSCI)

       divine Content Packages(TM) facilitate global desktop to authoritative, industry-specific research materials. For a flat fee, users can efficiently search content and the Internet at the same time. Clients also have the option to license content from several sources to create custom packages. The Special Collection (TM) is an online business library including 70 million pages of full-text content from over 7,000 sources such as trade journals and business, medical, and scientific publications. Additional Premium Content includes resources such as Reuters Online, Investext, Corptech, and real-time newswires. All content is available on a platform-neutral web interface and users can access it through alternative search methods. divine Content Packages bring about increased employee productivity, enhanced competitor intelligence, and improved decision-making, typically accompanied by rapid return on investment.

       divine Search Toolkit(TM) is a hosted search solution that can be installed on a client's Web, extranet, or intranet site. It can perform full-text searches of the client's site, internal content, vertical, or custom-defined sections or divine's libraries. A turn-key solution, Search Toolkit enables the client to control its "look and feel" and see results displayed in the client interface; yet it requires no investment in hardware, software, or human capital. Extremely secure and simple to implement, Search Toolkit can search virtually any type of database or file format.

       divine RivalEye(TM), a Web-based custom microsite, features information on a company's industry, competitors, customers, supply chain, or other designated topics. Easy-to-use monitoring of the external business environment enables quick and effective decision-making that can lead to new opportunities and increased revenues. Clients use RivalEye as a competitive intelligence or business planning tool, anticipating change and adjusting strategies as regular updates and dynamic content provide timely coverage. Key differentiators of this solution include unlimited access across the enterprise, use of Custom Search Folders(TM), and access to vast databases of licensed content and large web databases. Clients experience savings in employee time because divine handles development and updates.

       divine SinglePoint(TM) is a fully hosted solution, developed and maintained by divine's staff, that allows knowledge workers simultaneously use all of their information sources, such as licensed subscription sources, the Web, and an online business library of 70 million pages, with one login, one search, and one user interface. Advanced search technology helps users to easily and efficiently get results that are ranked by relevance and classified to a uniform standard. Simple interface, integrated login, and customized document access control allow SinglePoint to be rolled out enterprise-wide, simplifying seat administration and fostering shared access of relevant information.

divine PRODUCT TRAINING

       Education Service provides user administration and system administration training to ensure successful implementation and support for each solution. We also deliver training programs that increase organizational adoption and effective employee utilization of divine product solutions.

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       Training is designed around specific client needs and the target audience. Training offerings include instructor-led and Web-based delivery. Instructor-led courses are offered at client sites or hosted at our state-of-the-art Education Centers. Additional customized training and knowledge transfer sessions are also available to meet more intensive client needs.

       Product Support and Customer Service provides our customers with efficient, high quality support delivered by highly skilled professionals and leveraged by well-defined processes. We utilize divine's own product suites for a world-class approach to customer service. Support team members are focused on meeting customers' business needs as well as providing complete knowledge about divine's suite of products. To achieve our goals, we offer continuous global support to customers including access to our agents via phone, e-mail and the Web. Technical support is available anytime to answer questions about products or assist with technical issues.

SALES AND MARKETING

     OVERVIEW

       We market and sell our solutions using a combination of direct and indirect distribution channels We also use a variety of marketing programs, executed through our channels and partners, to build awareness for our offerings and generate sales leads. We target Global 5000 and high-growth middle market firms, primarily in the financial services, insurance, energy, pharmaceutical, biotechnology, and telecommunications industries. Our overall sales approach typically includes on-site technical systems evaluations performed by our pre-sales staff, followed by product demonstrations and negotiations with our sales staff.

       Direct Sales. Our principal sales channel is our direct sales organization, which is organized primarily by geographic regions. Our sales efforts are concentrated primarily in North America and Europe, but also extend to Asia and Australia. We also maintain an inside sales organization that uses our call centers as prospecting tools to identify and develop qualified leads with existing clients for follow up by the direct sales organization.

       Indirect Sales through Strategic Alliances. We complement our direct sales efforts with indirect sales channels through strategic alliances with Value-Added Resellers (VARs), Original Equipment Manufacturers (OEMs), systems integrators, and other partners in both domestic and international markets.

       Marketing. We support our sales efforts with a variety of marketing programs designed to build brand awareness, attract prospects, and retain clients, including: market research and industry analysis; press releases; industry analyst briefings; customer relationship/loyalty marketing programs; partner marketing programs; our web site (www.divine.com); email and direct mail marketing programs; offline and online seminars and webinars; trade shows, speaking engagements; and co-sponsored partner programs. Our internal marketing organization produces materials describing our core capabilities, including new services and product upgrades, such as brochures, data sheets, and white papers as well as online presentations and demonstrations to support the sales staff.

     divine PROFESSIONAL SERVICES

       divine's Professional Services group delivers and sells its services through a network of branch offices located throughout North America, Europe, Asia, and Australia.

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     divine SOFTWARE SERVICES

       We offer software services through a direct sales organization with offices worldwide, and we maintain a network of distributors and VARs to re-license our products. Our VARs and distributors are independent organizations that perform some or all of the following functions for our products: sales and marketing; systems implementation; and integration and ongoing consulting and technical support. We believe that our VARs and distributors have significant influence over product choices made by our customers and that our VAR and distributor relationships are an important element in our marketing, sales, and implementation efforts. In addition, we maintain strategic alliances with entities that provide complementary products and services, and that have the ability to influence the customer's selection of software services.

     divine MANAGED SERVICES

       We market and sell our managed services primarily using our direct sales organization. In addition, we utilize direct mail and telemarketing campaigns targeted at information technology decision makers and advertising in magazines targeted at developers and information service professionals. We also advertise online and exhibit at trade shows and conferences.

ACQUISITIONS

       Through integrating the products and services of acquired companies into our infrastructure, divine extends a broader array of offerings and delivers greater value to all our constituencies. We introduce combined product suites to gain financial and market leverage from incremental revenue and operational efficiencies of integration.

       Since January 2001, we have completed numerous acquisitions, including:


       - March 2001, SageMaker -- an enterprise information portal solutions company. This acquisition brings a key component to our existing enterprise information portal solution.

       - April 2001, certain assets of marchFIRST -- a leading Chicago-based provider of enterprise e-business solutions, including marchFIRST's Central Region business unit, accounts receivable, SAP implementation practice, VAR unit, Blue Vector venture capital arm, and certain regional operations. This acquisition provides a broad range of enterprise technology, e-business strategy, brand building services, and application hosting, all of which deepen our extended enterprise solutions.

       - May 2001, DataBites, Inc. -- a software development company that develops both wireless and wired Web content delivery applications. DataBites' technology provides our enterprise portal solutions instant integration capabilities with internal and external Web-based applications and resources.

       - August 2001, Fracta Networks -- a provider of user-centric content management solutions. This acquisition expands and further complements the suite of personal information management tools available within our enterprise portal solutions.

       - September 2001, certain assets of marchFIRST GmbH -- including the assets that comprised its former Munich and Hamburg operations. This acquisition, with its global client base and deep professional services expertise, represents a milestone in our international expansion strategy.

       - October 2001, Open Market, Inc. -- a provider of content-driven e-business solutions that enable enterprises to better manage interactions with their site visitors, customers, employees and channels. Open Market's enterprise-class J2EE infrastructure enables the seamless integration of our current suite of content-driven e-business applications, as well as supports the development and deployment of future applications.

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       -      October 2001, eshare communications, Inc. -- a leading provider of
              Customer Interaction Management (CIM) solutions. eshare's offerings, added to our collaborative applications, portal technology, Web Services infrastructure, knowledge resources, and delivery capability, give our combined client base the ability to deploy extended enterprise applications that build customer loyalty and branding within their targeted communities.

       - October 2001, Synchrony Communications -- an innovative customer interaction management suite provider. This acquisition enhances our CIM technology offerings with Synchrony's highly ranked interaction management applications. In concert with our acquisition of eshare communications, Inc., this positions us as an industry leader in providing solutions for the customer interaction cycle including inbound and outbound call management.

       - October 2001, Intira Corporation and HostOne -- application services management providers. These acquisitions establish us as a foremost provider of facilities-based managed applications services.

       - November 2001, RoweCom, Inc. -- a global provider of high-quality service and e-commerce solutions for purchasing and managing print and e-content knowledge resources.

       - December 2001, Eprise Corporation -- a supplier of content management solutions. This acquisition broadens our content management solution offerings, and positions us as one of the first companies to address the entire spectrum of content management and delivery needs. Eprise Participant Server's industry-leading capabilities for putting content contribution and management in the hands of business users, as well as its ease of implementation and deployment, extend our ability to supply content management solutions that fit any corporate need.

       - December 2001, SoftMetric Inc. -- a provider of telephone call center management software.

       - January 2002, Data Return Corporation -- a provider of advanced managed hosting services based on Microsoft technologies. Data Return provides these services to businesses seeking to outsource the deployment, maintenance, and support of their complex Web sites. Its services include providing, configuring, operating, and maintaining the hardware, software, and network technologies necessary to implement and support these Web sites. Data Return also offers additional services options, such as scalability and architecture testing, storage solutions, and a suite of security services, including firewalls.

       - January 2002, Northern Light Technology -- a leading provider of search and content integration solutions for enterprises. The acquisition of Northern Light's award-winning premium content services, enterprise search technology, and ecommerce transaction engine enhances our comprehensive integrated content, collaboration, and knowledge solutions for the extended enterprise.

       - February 2002, RWT Corporation (d/b/a Real World Technology, Inc.) -- a leading provider of production management and tracking software to manage data across the supply chain and improve plant productivity. Real World Technology's manufacturing execution application is a core component of our vertical-specific solutions for the manufacturing industry.

       - March 2002, Delano Technology Corporation -- agreed to be acquired by us in a stock-based transaction that is subject to the approval of Delano's stockholders. Delano offers customer relationship management software that incorporates advanced analytics with interaction capabilities on a flexible and scalable technology platform.

       We anticipate that the integration of these companies into our products and services offering will help us to deliver a combination of professional services, software services, and managed services to our

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customers. Our business strategy includes the acquisition of other businesses that are complementary to ours, including other providers of enterprise software products or professional services.

COMPETITION

       The market for our products and services is relatively new, intensely competitive, fragmented, quickly evolving, and subject to rapid technological change. We believe the primary competitive factors in our markets include breadth of offerings, price, flexibility, scalability, functionality, ease of use, ease of deployment, reputation, brand awareness, service, and support. We expect competition to continue to increase in the future.

       We will compete with a variety of companies in each product and solutions category, independently or on an integrated basis. Some of divine's competitors include:

       divine Professional Services. In the professional services space our competitors include Accenture, AnswerThink, CSC, Deloitte & Touche, and Sapient.

       divine Software Services. In the software services space our competitors include Art Technology Group (ATG), Interwoven, Documentum, and Vignette. We also compete with Concerto, Avaya, Stratasoft, SER Solutions, and SunDial in the CIM Telephony space; eRoom, Lotus, Intraspect, Jabber, and Placeware in the Collaboration space; EBSCO Subscription Services, Swets Blackwell, Screamingmedia, Dialog -- NewsEdge, and Yellowbrix in the Information Services space; and Broadvision, Documentum, Interwoven, Stellent, and Vignette in the content management space.

       divine Managed Services. In the managed services space our competitors include Digex, Genuity, IBM, Loudcloud, Navisite, and Qwest Communications.

       We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results. Furthermore, many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and a larger customer base than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, and sale of their products and solutions than we can. Also, larger companies such as IBM, Microsoft, Seibel, and Oracle may expand their product lines and bundle their products to discourage users from buying competing offerings. Additionally, many competitors have established and will likely continue to establish cooperative relationships among themselves or with third parties in order to increase their market penetration.

GOVERNMENT REGULATIONS AND LEGAL UNCERTAINTIES

       Due to the Internet's popularity and increasing use, new laws and regulations may be adopted that could have an adverse effect on us. In particular, states may impose discriminatory, multiple, or special taxes on the Internet in the event the current moratorium on the application of these taxes, due to end on November 1, 2003, is not extended. If this moratorium ends, Federal taxes also may be imposed on the use of the Internet. These state and federal taxes could cause a decrease in the volume of e-commerce and, therefore, the demand for our products and services. The enactment of any additional laws or regulations, including international laws and regulations, could impede the growth of the Internet and e-commerce, which could decrease our revenue and place additional financial burdens on our business.

       Federal, state, or foreign agencies have also adopted, and may continue to adopt, laws or regulations affecting the use of outbound call processing systems. These laws or regulations could limit the market for our products, or expose us to liability, which could adversely affect our business, operating results, and financial condition.

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PROPRIETARY RIGHTS

       We rely on a combination of patent, copyright, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our proprietary rights in our products and technology. We hold numerous United States and foreign patents covering processes and technologies used in telephony-based call management systems, such as inbound/outbound call blending, call progress analysis, and screen pops of the called person's account information. We also hold several patents that assert claims for certain aspects or uses of electronic commerce software, such as distributed commerce; secure, real-time payment using credit and debit cards over the Internet; and the use of "electronic shopping carts" and session identifiers. We have a number of pending domestic and foreign patent applications on innovations for which patents have not yet been issued and we continually assess our technology for potential patent filings.

       We require software licensees to enter into license agreements that impose certain restrictions on their use of our software. We have also taken steps to avoid disclosure of our trade secrets, including requiring those persons with access to our proprietary technology and information to enter into confidentiality agreements with us. In addition to our United States common law rights in our trademarks and service marks, we pursue the registration of our trademarks and service marks in the United States Patent and Trademark Office and equivalent foreign agencies.

EMPLOYEES

       As of December 31, 2001, we had approximately 3,600 employees. We believe that our relations with our employees are generally good.

RISK FACTORS

WE HAVE INCURRED SIGNIFICANT LOSSES IN THE PAST, AND WE EXPECT TO INCUR ADDITIONAL LOSSES IN THE FUTURE.

       We incurred net losses of approximately $9,407,000 for the period from inception on May 7, 1999 through December 31, 1999, aproximately $470,319,000 for the year ended December 31, 2000, and approximately $369,824,000 for the year ended December 31, 2001. The majority of these losses in 1999 and 2000 were related to the consolidated operations of our associated companies and charges we took to reduce the carrying values of these associated companies. The majority of our loss in 2001, however, was related to the operation of our business and our operation of businesses we have acquired. We expect to incur additional losses for at least the next year. In addition, changes to our business strategy, operating plans, and product lines, and any restructuring activity, may cause us to incur additional expenses. Our financial results also will be affected by our operation of businesses that we may acquire in the future, some of which may have incurred substantial losses.

       Our operating plan depends on us achieving significant increases in revenue and cash receipts and significant decreases in expenses. There is a substantial risk, however, that our revenue and cash receipts will not grow at a sufficient rate, and that we will not be able to reduce our expenses to keep them in line with our revenue. If we are unable to meet our revenue and expense management goals, we will need to significantly reduce our workforce, sell certain of our assets, enter into strategic relationships or business combinations, discontinue some or all of our operations, or take other similar restructuring actions. While we expect that these actions would result in a reduction of recurring costs, they also may result in a reduction of recurring revenues and cash receipts. It is also likely that we would incur substantial non-recurring costs to implement one or more of these restructuring actions.

OUR LIQUIDITY IS LIMITED.

       We have never generated positive cash flows from operations. Our current liquidity and capital resources are limited. To succeed, we must in the near term reduce our rate of cash consumption and

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improve our cash position. See "Item 7. Management's Discussion and Analysis of
Financial Condition and Results of Operations -- Liquidity and Capital
Resources."

OUR STOCKHOLDERS MAY BE SIGNIFICANTLY DILUTED.

       We are exploring a number of alternatives to generate cash, including acquiring other entities that have substantial cash balances, selling certain assets, and new debt or equity financings. We do not currently have in place any agreements to provide us any of these sources of funds, and these sources of funds may not be available to us on favorable terms, if they are available to us at all. In addition, any of these transactions also could result in significant equity dilution to the holders of our common stock at the time of the transaction, or later. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

IF OUR COMMON STOCK IS DELISTED FROM THE NASDAQ NATIONAL MARKET, THE LIQUIDITY, VISIBILITY, AND PRICE OF OUR COMMON STOCK MAY DECREASE.

       Since our initial public offering in July 2000, our common stock has been listed on the Nasdaq National Market. Shares of our common stock could be delisted from the Nasdaq National Market if we fail to satisfy the continued listing requirements of the Nasdaq National Market, including the minimum bid price of $1.00 per share. On February 14, 2002, we received a letter from Nasdaq informing us that, among other things, for the past 30 consecutive trading days, the price of our common stock had closed below the $1.00 per share requirement for continued inclusion in the Nasdaq National Market. In addition, the letter notified us that if the minimum bid price for our common stock had not closed above $1.00 for at least 10 consecutive trading days before May 15, 2002, our common stock would be delisted from the Nasdaq National Market, pending any appeals to Nasdaq that we may make. In the event that our common stock has not regained compliance with this minimum bid price requirement by May 15, 2002, we intend to appeal any delisting procedure and to submit to our stockholders a proposal to effect a reverse stock split through a share combination.

       If our common stock is delisted from the Nasdaq National Market, we would be forced to list our common stock on the Nasdaq SmallCap Market, OTC Bulletin Board, or some other quotation medium, depending upon our ability to meet the specific listing requirements of those quotation systems. If this happens, an investor might find it more difficult to buy and sell, or to obtain accurate price quotations for, shares of our common stock. This lack of visibility and liquidity could further decrease the price of our common stock. In addition, delisting from the Nasdaq National Market might negatively impact our reputation and, as a consequence, our business.

WE HAVE BEEN IN BUSINESS FOR ONLY TWO YEARS, HAVE LITTLE OPERATING HISTORY, AND HAVE A NEW BUSINESS STRATEGY THAT MAY CONTINUE TO CHANGE, WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS.

       We were formed in May 1999 and began operations as an Internet holding company engaged in business-to-business e-commerce through a community of associated companies. We announced a new strategy to focus on enterprise Web solutions in February 2001. Because we have only recently begun operating under this new business strategy, there is limited data upon which you can evaluate our prospects. As we continue to analyze business plans and internal operations in light of market developments, we may decide to make further substantial changes in our business plan and organization. These changes in business strategy may include moving into areas in which we have little or no experience. Furthermore, our future business strategy will depend on our ability to successfully acquire and integrate other businesses as we continue to seek to expand our portfolio of products and services. We are, and will remain for the foreseeable future, subject to risks, expenses, and uncertainties frequently encountered by young companies, and it will continue to be difficult to evaluate our business and its likelihood of success.

OUR OVERALL PERFORMANCE AND QUARTERLY OPERATING RESULTS MAY FLUCTUATE AND WILL BE AFFECTED BY THE REVENUES AND EXPENSES GENERATED FROM THE PRODUCTS AND SERVICES OF BUSINESSES WE ACQUIRE AND WILL BE AFFECTED BY FLUCTUATIONS IN THE SALES OF THESE PRODUCTS AND SERVICES.

       We expect the revenues of businesses we acquire to comprise a significant portion of our revenues in the future. In particular, we expect the revenues of RoweCom Inc., a provider of knowledge resources which we recently acquired, to represent a significant portion of our revenues because RoweCom historically has recognized as revenue its cost of the knowledge resource it sells plus the fee retained by RoweCom. Fluctuations in the revenues generated from our offering of customer interaction management ("CIM") solutions, content management, knowledge resources, and professional services will likely impact our overall performance, and risks relating to our CIM solutions, content management, knowledge resources, and professional services may affect our success as a whole.

       Moreover, our revenues and results of operations have varied substantially from quarter to quarter. We expect large fluctuations in our future quarterly operating results due to a number of factors, including:


       - the completion of acquisitions and the increased revenues and expenses associated with the acquired businesses;

       - the success of, and costs associated with, acquisitions, joint ventures, or other strategic relationships;

       - losses or charges incurred by associated companies that may include significant write-downs, write-offs, and impairment charges;

       -      the level of product and price competition;

       -      the length of our sales and implementation processes;

       -      the size and timing of individual transactions;

       -      seasonal trends;

       -      the mix of products and services sold;

       -      software defects and other product quality problems;

       - the timing of new product introductions and enhancements by us and our competitors;

       - customer order deferrals in anticipation of enhancements or new products to be offered by us and our competitors;

       -      changes in foreign currency exchange rates;

       -      customers' fiscal constraints; and

       -      general economic conditions.

       Because RoweCom's cash flow is seasonal in nature, RoweCom periodically will have to rely on financing from us or third parties to support its needs for working capital. RoweCom has an established practice of paying publishers 30 to 60 days before receipt of its customers' funds. Consequently, RoweCom anticipates making substantial additional expenditures in the fourth quarter of each year, while receiving the majority of its cash receipts relating to those purchases late in the first quarter of the following year. Given these seasonal cash flow imbalances, if RoweCom has an unexpected demand for liquid capital, or does not have financing available on commercially reasonable terms, or at all, when needed, it could have a material adverse effect on our future results of operations and financial condition.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR ACQUISITION STRATEGY OR ADDRESS THE RISKS ASSOCIATED WITH ACQUISITIONS, OUR GROWTH AND ABILITY TO COMPETE MAY BE IMPAIRED.

       Our business strategy includes the acquisition of other businesses that are complementary to ours, including other providers of enterprise software products, professional services, or managed applications. We may not be able to identify suitable acquisition candidates available for sale at reasonable prices, consummate any acquisitions, or successfully integrate any acquired businesses into our operations. Acquisitions, including our recently completed acquisitions of eshare communications, Inc., Open Market, Inc., RoweCom Inc., Eprise Corporation, and Data Return Corporation, and our pending acquisition of Delano Technology Corporation, involve a number of special risks and challenges, including:


       -      diversion of management's attention;

       -      expenses incurred to effect the transactions;

       - assimilation of the operations and personnel of acquired companies;

       -      inability to eliminate redundant expenses;

       -      incorporation of acquired products into existing product lines;

       -      adverse short-term effects on reported operating results;

       -      assumption of the liabilities of acquired companies;

       -      loss of acquired customers;

       - adverse reaction by our customers, vendors, and the capital markets if we are unable to consummate announced acquisitions;

       -      possible loss of key employees; and

       -      difficulty of presenting a unified corporate image.


If we are unable to successfully implement our acquisition strategy or address the risks associated with acquisitions, our growth and ability to compete may be impaired.

       If we engage in future acquisitions, we might finance these acquisitions with available cash, the proceeds from possible debt financing, the issuance of additional equity securities (common or preferred stock), or a combination of the foregoing. We may not be able to arrange adequate financing on acceptable terms. If we proceed with one or more significant future acquisitions, we may use a substantial portion of our available cash to consummate the acquisitions. If we consummate one or more significant acquisitions by issuing additional equity securities, the market price of our common stock could decline and stockholders could suffer significant dilution. Furthermore, sellers may be reluctant to accept divine common stock as consideration at its recent price level and given its historical volatility, in which case our ability to complete further acquisitions could be significantly limited.

       For most of the businesses that we may acquire, we will likely have to record significant goodwill and other intangible assets, and generally accepted accounting principles may require us to recognize substantial amortization charges on the other intangible assets, reducing our future reportable earnings. We also will have to periodically test our goodwill and other intangible assets for impairment. If we determine that the value of the goodwill and/or the intangible assets have been impaired, we will be required to recognize substantial charges that would adversely affect our operating results. In addition, these acquisitions could involve significant non-recurring acquisition-related charges, such as the write-off or write-down of software development costs or other intangible items.

OUR FAILURE TO RETAIN KEY PERSONNEL MAY NEGATIVELY AFFECT OUR BUSINESS.

       Our success depends on our ability to retain senior executives and other key employees who are critical to the continued advancement, development, and support of our products and services and ongoing sales and marketing efforts. The loss of any key personnel or any significant group of employees could negatively affect our future business and prospects. If our management does not succeed in their roles, or we are not able to effectively allocate management responsibilities and cause our officers and senior managers to operate effectively as a group, our business could be negatively affected.

       Employee morale and our ability to attract and retain qualified employees may also be adversely affected by the decline and substantial fluctuation in the market price of our common stock since its initial public offering, as many of our employees hold options with exercise prices far greater than our recent stock price.

REVENUES FROM OUR PROFESSIONAL SERVICES DIVISION ARE DIFFICULT TO PREDICT BECAUSE THEY ARE DERIVED FROM PROJECT-BASED ENGAGEMENTS.

       For the year ended December 31, 2001, we derived approximately 77% of our revenues from professional services. Almost all of these revenues were from project-based client engagements, which vary in size and scope. As a result, the revenues of our professional services division are difficult to predict because a client that accounts for a significant portion of these revenues in one period may not generate a similar amount of revenues, if any, in subsequent periods. In addition, because many of our professional services engagements involve sequential stages, each of which may represent a separate contractual commitment, a client may choose not to retain us for subsequent stages of an engagement or for new professional services projects.

IF WE CANNOT KEEP OUR BILLABLE PROFESSIONALS ENGAGED ON CLIENT PROJECTS, OUR FUTURE REVENUES COULD DECLINE AND OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

       Virtually all the client contracts of our professional services division allow the client to terminate our services on relatively short notice and do not guarantee us any specific or minimum amount of business from the client. To the extent that any significant clients decrease their use of our professional services, delay an engagement, or terminate their relationship with us, the revenues of our professional services division could decline substantially and our overall operating results could be adversely affected to the extent we are unable to quickly redeploy our billable professionals to other client engagements.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS, AND COMPETITIVE PRESSURES FACED BY US COULD HURT OUR BUSINESS AND FINANCIAL RESULTS.

       The market for our products and services is intensely competitive, fragmented, and subject to rapid change. We compete with a variety of companies that provide software services, professional services, and managed services independently or on an integrated basis. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could hurt our business and financial results. Furthermore, many of our current and potential competitors have longer operating histories; significantly greater financial, technical, product development, and marketing resources; greater name recognition; and a larger customer base than we do.

IF WE DO NOT EXPAND OUR CUSTOMER BASE, WE MAY NEVER BECOME PROFITABLE AND OUR STOCK PRICE WILL LIKELY DECLINE.

       The market for many of our products and services is newly emerging. As a result, we cannot accurately estimate the potential demand for them. We believe that market acceptance of many of our products and services will depend principally on our ability to:


       - timely develop or acquire products and services that meet changing customer needs;

       -      effectively market our products and services;

       - hire, train, and retain a sufficient number of qualified sales and marketing personnel;

       - provide high-quality and reliable customer support for our products;

       - distribute and price our products and services in a manner that is more appealing to customers than that of our competitors;

       - develop a favorable reputation among our customers, potential customers, and participants in the software industry; and

       - withstand downturns in general economic conditions or conditions that would slow corporate spending on software products and professional services.


Our inability to accomplish any of the foregoing may limit our ability to expand our customer base. If our customer base does not expand, we may never become profitable and our stock price will likely decline.

OUR SUCCESS DEPENDS UPON THE MARKET FOR INTERNET SERVICES, WHICH, ALONG WITH THE GENERAL ECONOMY, IS EXPERIENCING A DOWNTURN.

       During late 2000 and 2001, and particularly since September 11, 2001, the market for Internet services and technology experienced a significant decline. This decline is at least partly attributable to funding difficulties experienced by many companies, a general economic slowdown, and instability in the financial markets. These developments have caused many of our current and potential customers and clients to cancel, reduce, and/or delay some projects. A prolonged economic slowdown or continued uncertainty about the future of the market for Internet services also will adversely affect our business and financial results. If demand for our products and services does not improve, increased competition for business may result in significant decreases in the prices we charge for our products and services. The market for our products and services may not improve in a timely manner or to the extent necessary to allow us to achieve and sustain profitability or viability in the near future.

OUR SUCCESS WILL DEPEND UPON THE ABILITY OF OUR PRODUCTS TO WORK WITH A LARGE VARIETY OF HARDWARE, SOFTWARE, DATABASE, AND NETWORKING SYSTEMS.

       The success of our products will depend on the ability of our products to integrate and be compatible with customer systems, particularly hardware systems, operating systems, and data sources, as well as or better than competing products. The success of our products will also depend on the ability of our existing products to work well with one another, with new products we develop, and with new software developed by third parties. We currently serve, and intend to continue to serve, a customer base with a wide variety of hardware, software, database, and networking systems. If we cannot support an increasing number of systems in the future, we might not gain broad market acceptance.

CUSTOMERS WILL BE LESS LIKELY TO ACCEPT OUR PRODUCTS IF WE ARE UNABLE TO INTRODUCE IN A TIMELY MANNER NEW SOFTWARE PRODUCTS AND ENHANCEMENTS THAT MEET INDUSTRY REQUIREMENTS.

       The market for our software products is subject to rapid technological change, changing customer needs, frequent new product introductions, and evolving industry standards that may render our existing products and services obsolete. As a result, unforeseen changes in customer and technological requirements for application features, functions, and technologies could limit our ability to develop market share or could rapidly erode our position in those markets in which we have an established presence. Our growth and future operating results will depend in part upon our ability to develop and introduce new applications that anticipate, meet, or exceed technological advances in the marketplace, meet changing customer requirements, respond to competitive products, and achieve market acceptance.

       New products, platforms, and language support typically require long development and testing periods. New products or enhancements may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products, or customer claims against us, any of which could harm our business. Our product acquisition, development, and testing efforts have required, and are expected to continue to require, substantial investments. We may not possess sufficient resources to make these necessary investments.

       We also expect to develop and introduce new and enhanced versions of products as an integrated suite. In addition to the risks and uncertainties inherent in the development and introduction of new products, we will face significant challenges in developing and introducing new products and versions that work together effectively and allow customers to achieve the benefits of a broader product offering. We may not be able to identify or overcome these challenges.

IF WE CANNOT CROSS-SELL THE PRODUCTS AND SERVICES OF OUR ACQUIRED COMPANIES TO OUR OTHER CUSTOMERS, WE WILL NOT ACHIEVE ONE OF THE EXPECTED BENEFITS OF OUR ACQUISITIONS.

       After we acquire a company, we intend to offer the products and services of that company to our existing customers and the customers of our other acquired companies, and to offer our products to the existing customers of the acquired company. One company's customers may not have an interest in the other companies' products and services. If we fail to cross market our products and services, we will not achieve one of the expected benefits of our acquisitions, and this failure could have a material adverse effect on our business, financial condition, and operating results.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF THERE ARE DEFECTS IN OUR SOFTWARE OR WE ARE UNABLE TO ACQUIRE THIRD-PARTY SOFTWARE OR HARDWARE THAT IS ERROR-FREE.

       Software products as complex as those that we offer may contain errors that could occur at any point in a product's life cycle. We have, in the past, discovered software errors in certain of our products and have experienced delays in shipment or implementation of products or services during the period required to correct these errors. Despite extensive testing by us and by our current and potential customers, errors in our software may be found in the future. This could result in a loss of, or delay in, market acceptance and sales; diversion of development resources; injury to our reputation; or increased service and warranty cost. In particular, the call center environment is characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time consuming and will limit our ability to uncover all defects prior to shipment and installation at a customer's location. We also license certain software used in our products from third parties, and our products are designed to operate on certain hardware platforms manufactured by third parties. Third-party software or hardware may contain errors that we depend upon others to correct. These errors could cause problems with the installation and operation of our products, which could harm our business.

WE MAY FACE POTENTIAL LIABILITY TO CUSTOMERS IF OUR SERVERS, SYSTEMS, OR PRODUCTS, OR OUR CUSTOMERS' SYSTEMS, FAIL.

       Our software, portal, and applications products and managed and professional services are often critical to the operation of our customers' businesses and provide benefits that may be difficult to quantify. If one of our servers, systems, or products, or a customer's system, fails, the customer could make a claim for substantial damages against us, regardless of our responsibility for that failure. The limitations of liability set forth in our contracts may not be enforceable in all instances and may not otherwise protect us from liability for damages. Our insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims. In addition, the insurer might disclaim coverage as to any future claim. If we experience one or more large claims against us that exceed available insurance coverage or result in changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, our business and financial results could be hurt.

WE COULD LOSE OUR COMPETITIVE ADVANTAGE IF WE FAIL TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS, AND ANY RELATED LITIGATION COULD BE COSTLY AND TIME CONSUMING.

       We rely on a combination of patent, copyright, trade secret, and trademark laws, confidentiality procedures, and contractual provisions to protect our proprietary rights in our products and technology. These measures may not be adequate to protect our trade secrets and proprietary technology. As a result, unauthorized third parties may copy or otherwise obtain and use our products or technology. We may not be able to detect all instances of infringement. Furthermore, we may be subject to additional risks as we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Legal protection of our rights may be ineffective in these countries. If we must engage in litigation to defend and enforce our intellectual property rights, either domestically or in other countries, we could face substantial costs and diversion of resources, regardless of the outcome of that litigation. Any future attempt by us to enforce our intellectual property rights might not be successful, might result in royalties that are less than the cost of such enforcement efforts, or might result in the loss of the intellectual property altogether. Even if we succeed in protecting our intellectual property, others may independently develop similar technologies or products that do not infringe on our intellectual property.

OTHER COMPANIES MAY CLAIM THAT OUR PRODUCTS INFRINGE THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD HARM OUR BUSINESS.

       Third parties may claim that we are infringing their intellectual property rights. We expect that the risk of infringement claims will rise as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. To develop our services and products, we may need to acquire licenses for intellectual property to avoid infringement of a third party's product. These licenses may not be available on commercially reasonable terms, if at all. Former employers of our present and future employees may assert claims that these employees improperly disclosed confidential or proprietary information to us. Any such claims could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays, or require us to pay money damages or enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology on commercially reasonable terms, or at all, our business, operating results, and financial condition could be materially and adversely affected.

WE MAY NOT BE ABLE TO PREVENT ONLINE SECURITY BREACHES, WHICH COULD INTERRUPT OUR OPERATIONS, DAMAGE OUR REPUTATION, AND EXPOSE US TO LIABILITY.

       A party that is able to circumvent our security systems or the security systems of our customers could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies have coverage limits and exclusions that may prevent reimbursement for losses caused by security breaches. Furthermore, our servers may be vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We may need to expend significant additional capital and other resources to protect against security breaches or to alleviate problems caused by any breaches. Despite these efforts, we may not be able to prevent all security breaches.

RESTRICTIONS RELATING TO THE PRIVACY OF INTERNET USERS AND THE COLLECTION AND USE OF ONLINE DATA COULD LIMIT THE UTILITY OF THE PERSONALIZATION FUNCTIONALITY OF OUR PRODUCTS AND, THEREFORE, THE ATTRACTIVENESS OF THOSE PRODUCTS TO CUSTOMERS.

       One of the principal features of the products of eshare communications, Inc., Open Market, Inc., Eprise Corporation, and Data Return Corporation, each of which we recently acquired, and Delano Technology Corporation, which we recently agreed to acquire, is the ability to develop and maintain profiles of online users to assist business managers in personalizing content and in displaying tailored commercial offers to specific online users. By limiting the ways that this feature can be used, proposed and existing legal restrictions on the collection and use of information relating to Internet users could materially and adversely impact eshare's, Open Market's, Eprise's, Data Return's, and Delano's products. For example, legislation has been proposed in some jurisdictions that would regulate the practice of placing small information files, or "cookies," on a user's hard drive to gather information. Likewise, regulation of the practice of online preference marketing is also under consideration in many jurisdictions. Moreover, legislation regulating online and offline data collection is already in place in the United States and elsewhere, including the European Union. Although regulatory and legislative efforts in this area are relatively new and still developing, they continue to gain attention, and continued regulation and legislation in this area could adversely affect the demand for eshare's, Open Market's, Eprise's, Data Return's, and Delano's products.

OUR KEY PERSONNEL HAVE ENTERED INTO NON-COMPETE AGREEMENTS THAT COULD PREVENT US FROM ENGAGING IN CERTAIN ACTIVITIES AND ACQUIRING INTERESTS IN SOME COMPANIES.

       Andrew J. Filipowski, our chairman and chief executive officer; Michael
P. Cullinane, our executive vice president, chief financial officer, and treasurer and a director; and Paul L. Humenansky, our president and chief operating officer and a director, have entered into consulting and non-compete agreements with PLATINUM technology International, inc. , now a wholly owned subsidiary of Computer Associates International, Inc. These agreements prohibit Mr. Filipowski until June 29, 2007, and each of Messrs. Cullinane and Humenansky until June 29, 2004, from participating or engaging, directly or indirectly, in the development, manufacture, marketing, or distribution of any products or services offered by PLATINUM as of March 29, 1999, or any products or services offered by PLATINUM after that date in the development of which they had actively participated. PLATINUM was, as of March 29, 1999, and continues to be, engaged in the business of developing, marketing, and supporting software products for managing information technology infrastructures and providing related professional services. As of March 29, 1999, PLATINUM also offered products and services for the creation, deployment, and management of Web content. Under these agreements, Messrs. Filipowski, Cullinane, and Humenansky also are prohibited from soliciting, or assisting another person to solicit or attempt to solicit, persons or entities that were current customers of PLATINUM or its affiliates before the end of the respective consulting periods of Messrs. Filipowski, Cullinane, and Humenansky, unless the solicitation of these customers is for goods or services unrelated to any activity that competes with PLATINUM.

       To manage divine's business effectively in light of these agreements, divine has consulted with PLATINUM and Computer Associates before making any acquisition to confirm that a breach of these agreements would not result. These consulting and non-compete agreements could limit our business opportunities, which could impair our success.

DELAYS IN SALES AND THE IMPLEMENTATION CYCLE FOR CIM SOLUTIONS AND MANAGED APPLICATIONS COULD ADVERSELY AFFECT US.

       If we experience delays in, or cancellations of, sales or implementations of CIM solutions and managed applications, our business and financial results could be hurt. To sell these products, we generally must provide a significant level of education to prospective customers regarding their use and benefits. In addition, prospective customers generally make a significant commitment of resources in connection with the implementation of these products. For these and other reasons, the length of time between the date of initial contact with the potential customer and the installation and use of these solutions has generally been six months or more. Our implementation cycle could be lengthened in the future by delays over which we have little or no control, increases in the size and complexity of our installations, and the number of third-party systems with which our products must be integrated. In addition, any unexpected delays in individual implementations could generate negative publicity and expose us to liability claims from our customers.

OUR STRATEGY TO EXPAND OUR INTERNATIONAL OPERATIONS IS SUBJECT TO MANY UNIQUE RISKS THAT MAY PREVENT US FROM MAINTAINING OR INCREASING OUR INTERNATIONAL REVENUES.

       A significant element of our business strategy is to expand our operations in international markets. For example, we expect our recent acquisitions of RoweCom, Open Market, eshare, and marchFIRST GmbH to significantly increase our international presence, as each of these companies generates a significant amount of its revenues outside the United States. This projected expansion will require significant management attention and financial resources. Because of the difficulty in penetrating new markets, we may not be able to maintain or increase international revenues. Our international operations are subject to a number of inherent risks, which will increase as the international operations expand, including:


       -      significant volatility in the level and timing of business;

       - the impact of possible recessionary environments in economies outside the United States;

       -      changes in foreign legal and regulatory requirements;

       -      changes in tariffs;

       - the costs of localizing products for foreign markets and integrating products with foreign system components;

       - longer accounts receivable collection periods and greater difficulty in accounts receivable collection;

       - difficulties and costs of staffing and managing foreign operations;

       - reduced protection for intellectual property rights in some countries;

       -      potentially adverse tax consequences;

       -      political and economic instability; and

       -      the higher cost of foreign service delivery.

       Although expenses incurred in foreign countries typically have been denominated in the local currencies, revenues generated by international sales typically have been paid in U.S. dollars, British pounds, or Euros. We could experience fluctuations in currency exchange rates in the future that would have a material adverse impact on our international operations.

        OUR GROWTH IN OPERATIONS WILL LIKELY DEPEND UPON THE SUCCESSFUL DEVELOPMENT OF DIRECT AND INDIRECT SALES CHANNELS.

       Our ability to achieve significant revenue growth in the future will greatly depend on our ability to recruit and train sufficient technical and direct sales personnel and to outsource effectively our customer-support functions. We also believe that our future growth will depend on our ability to continue to develop and maintain indirect sales channels, including VARs and distributors. Additionally, our investment of significant resources to develop these indirect sales channels could adversely affect our operating results if they do not generate sufficient additional revenues.

       If we are unable to recruit and retain qualified VARs and distributors, our results of operations could be adversely affected. Increased indirect sales also could adversely affect our average selling prices and result in lower gross margins because lower unit prices typically are charged on sales made through indirect channels. Sales of products through indirect channels will reduce our gross profits from our services because VARs and distributors provide these services.

       As indirect sales increase, our direct contact with our customer base will decrease, and we may have more difficulty accurately forecasting sales, evaluating customer satisfaction, and recognizing emerging customer requirements. In addition, VARs and distributors may develop, acquire, or market products competitive with our products. Our strategy of marketing products directly to customers and indirectly through VARs and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different VARs and distributors target the same customers, VARs and distributors may also come into conflict with each other. Any channel conflicts that develop may have a material adverse effect on our relationships with VARs and distributors or hurt our ability to attract new VARs and distributors.

THE MARKET PRICE OF OUR COMMON STOCK MAY CONTINUE TO BE VOLATILE, WHICH COULD CAUSE LITIGATION AGAINST US AND PREVENT OUR STOCKHOLDERS FROM RESELLING THEIR SHARES AT OR ABOVE THE PRICES AT WHICH THEY ACQUIRED THEM.

       From our initial public offering in July 2000 through the date of this report, the price per share of our common stock has ranged from a high of $12.44 to a low of $0.42. The market price of our common stock has been, and is likely to continue to be, highly volatile and subject to wide fluctuations due to various factors, many of which are beyond our control, including:


       -      quarterly variations in operating results;

       -      volatility in the stock market;

       - volatility in the general economy, including as a result of any additional terrorist attacks or responses to terrorist attacks;

       -      changes in interest rates;

       - announcements of acquisitions, technological innovations, or new software, services, or products by us or our competitors; and

       - changes in financial estimates and recommendations by securities analysts.

       In addition, there have been large fluctuations in the prices and trading volumes of securities of many technology, Internet, CRM, and CIM product and related professional-service companies. Broad market and industry factors may decrease the market price of our common stock. As a result, our stockholders may be unable to resell their shares of our common stock at or above the prices at which they were acquired. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. This litigation could result in substantial costs to us and divert our attention and resources, which could harm our business. Declines in the market price of our common stock or failure of the market price to increase could also harm our ability to retain key employees, our access to capital, and other aspects of our business, which also could harm our business.

OUR STOCKHOLDER RIGHTS PLAN AND PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, OUR BY-LAWS, AND DELAWARE LAW COULD DELAY OR DETER TENDER OFFERS OR TAKEOVER ATTEMPTS THAT MAY OFFER OUR STOCKHOLDERS A PREMIUM FOR THEIR COMMON STOCK.

       Our stockholder rights plan and provisions in our certificate of incorporation, our by-laws, and Delaware law could make it more difficult for a third party to acquire control of us, even if that transaction would be beneficial to our stockholders. These impediments include:


       - the rights issued in connection with the stockholder rights plan that will substantially dilute the ownership of any person or group that acquires 15% or more of our common stock unless the rights are first cancelled or redeemed by our board of directors, in its discretion;

       - the classification of our board of directors into three classes serving staggered three-year terms;

       - the ability of our board of directors to issue shares of preferred stock with rights as it deems appropriate without stockholder approval;

       - a requirement that special meetings of our board of directors may be called only by our chairman, president, or a majority of our board of directors;

       - a prohibition against action by written consent of our stockholders;

       - a requirement that our stockholders comply with advance-notice provisions to bring director nominations or other matters before meetings of our stockholders; and

       - the adoption of a provision of Delaware law that prohibits us from entering into some business combinations with interested stockholders without the approval of our board of directors.

       The existence of the stockholder rights plan and these provisions may deprive our stockholders of an opportunity to sell their shares at a premium over prevailing prices. The potential inability of our stockholders to obtain a control premium could adversely affect the market price for our common stock.

ITEM 2. PROPERTIES

       Our corporate headquarters and principal operating facilities are currently located in approximately 126,000 square feet of leased space at 1301
N. Elston Avenue, Chicago, Illinois, which is rented under a lease with 8 years remaining. We also have administrative and other offices in approximately 76,000 square feet of office space in Lisle, Illinois, which is rented under a lease with nine years remaining, and an office for our professional services group in approximately 50,000 square feet of office space in Chicago, Illinois, which is rented under a lease with nine years remaining.

       We also have a number of other substantial offices that we have assumed in connection with our various business acquisitions. These offices include:


       - approximately 120,000 square feet of office space in Burlington, Massachusetts, which is the former headquarters of Open Market, Inc. and is rented under a lease with eight years remaining;

       - approximately 100,000 square feet of office space in Irving, Texas, which is the former headquarters of Data Return Corporation and is rented under a lease with approximately 65,000 square feet with one year remaining and approximately 35,000 square feet with four years remaining;

       - approximately 100,000 square feet of office space in Norcross, Georgia, which is the former headquarters of eshare communications, Inc. and is rented under a lease with four years remaining; and

       - approximately 78,000 square feet of office space in Framingham, Massachusetts, which is the former headquarters of Eprise Corporation and is rented under a lease with nine years remaining.

       We are also leasing space for operational, professional services group, sales, and support centers located throughout North America, Europe, Asia, and Australia.

       Our offices are sufficient to meet our present needs, and we do not anticipate any difficulty in securing additional office space, as needed, on terms acceptable to us. We are also attempting to sublease or terminate various of the leases for offices of the businesses that we acquired as we consolidate and integrate our acquired business operations, eliminate redundancies, and reduce our workforce.

ITEM 3. LEGAL PROCEEDINGS

       We are a party to various claims and litigation that involve routine matters incidental to the operation of our business. In addition, we are a party to the following legal proceedings.

     EL UNIVERSAL ON LINE DE MEXICO, S.A. DE C.V. V. OPEN MARKET, INC.

       On September 14, 2001, Open Market, Inc., which we acquired on October 19, 2001, was served with a complaint filed on behalf of El Universal On Line de Mexico, S.A. de C.V. in the Middlesex County Superior Court for the Commonwealth of Massachusetts. The complaint alleges, among other things, that certain Open Market software purchased by El Universal through a representative of Open Market did not perform as warranted or represented, that Open Market breached implied warranties on international sale of goods, and that it fraudulently induced El Universal to purchase the software. El Universal is claiming damages, including consequential damages for, among other things, loss of business, of approximately $5,000,000. We filed a motion to dismiss the case in October 2001. We are in the early stages of the litigation. We intend to defend the case vigorously.

     IN RE OPEN MARKET, INC. SECURITIES LITIGATION

       Six putative class actions were filed between June 14, 2000 and August 10, 2000, against Open Market and certain of its officers and directors in the United States District Court for the District of Massachusetts. These actions, each filed on behalf of an alleged class of Open Market stockholders who purchased Open Market common stock between November 18, 1999 and April 18, 2000, allege violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. In particular, they allege, among other things, that during the putative class period, the defendants sought to mislead the investing public by overstating Open Market's prospects and the quality of its products. The plaintiffs are seeking monetary damages and other appropriate relief. On January 25, 2001, the court entered an order consolidating these actions into one action. This consolidated case is captioned: In re: Open Market Securities Litigation, C.A. No. 00-CV-11162. On April 13, 2001, the plaintiffs filed their consolidated class action complaint. On May 29, 2001, Open Market filed a motion seeking dismissal of all counts of the consolidated complaint. On August 3, 2001, the plaintiffs' filed their motion in opposition to the defendants' motion to dismiss. On September 7, 2001, the defendants filed their reply to the plaintiffs' opposition motion. On November 20, 2001, the court heard oral argument on the defendants' motion to dismiss. We are in the early stages of the litigation, but we believe Open Market and the other defendants have meritorious defenses against this suit. If the court denies the motion to dismiss, we intend to defend the case vigorously.

INTERNATIONAL MARKETING CORPORATION (IMC) V. MELITA INTERNATIONAL CORPORATION (ESHARE COMMUNICATIONS, INC.)

       IMC is a former customer of eshare communications, Inc., which we acquired on October 23, 2001. IMC purchased, from eshare, software and maintenance on a PhoneFrame network obtained from AT&T. In May 1999, IMC filed suit in Ontario, Canada against eshare and AT&T. This lawsuit alleges breach of contract, negligence, misrepresentation, and/or conspiracy, and claims damages of $10,000,000. Notwithstanding this claim, IMC recently offered to settle the case for $250,000. eshare declined the settlement offer, and discovery is scheduled to begin in the near future. We are in the early stages of the litigation, and intend to defend the case vigorously.

     RIFKIN ET AL V. ROWECOM

       On February 22, 2001, RoweCom Inc., which we acquired on November 6, 2001, was served with a lawsuit brought by two former employees and shareholders of RoweCom, David Rifkin and Julie Beckerman. In that case, the plaintiffs alleged that RoweCom had breached its employment agreements with the plaintiffs, resulting in constructive termination of their employment with RoweCom. In addition, the plaintiffs alleged that RoweCom failed to register certain securities with the Securities and Exchange Commission, causing the plaintiffs to be unable to sell their RoweCom stock at an advantageous price. The lawsuit seeks damages of $1,400,000. We are in the early stages of the litigation. RoweCom believes that the lawsuit is without merit and we intend to defend the case vigorously.

     IN RE ROWECOM & DATA RETURN INITIAL PUBLIC OFFERING SECURITIES LITIGATION

       RoweCom and Data Return are each one of numerous companies that have been named as defendants by purchasers of securities in public offerings in certain purported class actions brought in the U.S. District Court for the Southern District of New York, In re: Initial Public Offering Securities Litigation, 21 MC 92 (SAS), On behalf of Plaintiff, et al. v. RoweCom Inc., et al., and On behalf of Plaintiff, et al. v. Data Return Corp., et al. The complaints also name one or more of each company's underwriters and certain officers and directors of each company in their respective initial public offerings. The complaints allege violations of the federal securities laws regarding statements in each company's initial public offering registration statement and prospectus concerning the underwriters' activities in connection with the underwriting of each company's common shares to the public. The actions seek rescission of the plaintiff's alleged purchases of common shares and other damages and costs associated with the litigation. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 100 other companies.

       We are in the early stages of this litigation, believe that we have meritorious defenses to these lawsuits, and will vigorously defend them.

     CYBERGUARD CORPORATION V. DATA RETURN CORPORATION

       On November 2, 2001, CyberGuard Corporation filed a lawsuit against Data Return in the United States District Court of the Southern District of Florida alleging Data Return breached a Master Purchase and Sale Agreement by discontinuing the purchase of certain hardware and software firewalls. CyberGuard is seeking, among other remedies, damages of approximately $4,200,000. Data Return has responded that the firewalls never functioned properly and that it was not obligated to purchase malfunctioning equipment. We have denied all of CyberGuard's allegations and have moved to dismiss the complaint. We intend to defend the case vigorously.

     ELECTRO RENT CORP. V. DIVINE, INC.

       Electro Rent Corp filed suit against divine, inc. alleging breach of contract, unjust enrichment and conversion in connection with certain leased equipment. Electro Rent is seeking, among other remedies, approximately $1,200,000. divine has recently answered the complaint. We intend to defend the case vigorously.

AERO FULFILLMENT SERVICES, INC. V. ORACLE CORPORATION. AND DIVINE/WHITMAN-HART, INC.

       On December 1, 2001, Aero Fulfillment Services, Inc. ("Aero") filed suit against Oracle Corporation and divine/Whitman-Hart, Inc ("dWH") alleging breach of contract, unjust enrichment/restitution, negligent misrepresentation, and breach of fiduciary duty by dWH. Aero is seeking in excess of $1,500,000 in damages from dWH. dWH believes that these claims are without merit as the conduct at issue occurred prior to dWH's acquisition of certain of the assets of marchFIRST, Inc. and dWH did not assume responsibility for the liability attendant to such conduct.

       Aero has yet to effect service of process on dWH in this action. Representatives of Aero and dWH are currently engaged in settlement discussions, though no settlement has been reached. If a settlement cannot be reached and Aero effects service of process on dWH, we intend to vigorously defend this action.

ITEM 4.    SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

       The following summarizes the votes of our stockholders at a Special Meeting of Stockholders held on October 19, 2001:

MATTER                                              FOR           AGAINST   ABSTAIN    NON-VOTE     SHARES VOTED
--------                                          ----------     --------   --------   --------     ------------
Proposal to approve the issuance of divine,
inc. Class A common stock in the merger with
eshare communications, Inc. ...................   110,140,342     514,779    93,466        0        110,748,587
Proposal to approve the issuance of divine,
inc. Class A common stock in the merger with
Open Market, Inc ..............................   110,098,730     512,974   136,883        0        110,748,587

                                     PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

       Our class A common stock is traded on the Nasdaq National Market, Inc. ("Nasdaq") under the symbol "DVIN." On December 31, 2001, the last reported sale price of our common stock on Nasdaq was $0.74 per share. At March 27, 2002, there were approximately 2,250 record holders of our common stock. The table below sets forth the high and low sales prices per share of our common stock on Nasdaq for the periods indicated.

       We have not paid any dividends on our common stock. We intend to continue to retain any earnings to finance our growth and for general corporate purposes. We do not anticipate paying any dividends in the foreseeable future.

                               MARKET INFORMATION

                                                           COMMON STOCK
                                                           ------------
                                                           HIGH     LOW
                                                           ----     ---
Period From July 11, 2000 (initial public offering):
                             3rd Quarter                  $ 12.44  $ 3.62
                             4th Quarter                     4.25    1.00
Year Ended December 31, 2001:
                             1st Quarter                  $  2.06  $ 1.00
                             2nd Quarter                     2.85    1.09
                             3rd Quarter                     2.15    0.55
                             4th Quarter                     0.85    0.42


RECENT SALES OF UNREGISTERED SECURITIES

       We issued 5,500,000 shares of our class A common stock in December 2001 to pay, in full, promissory notes issued to the former stockholders of Synchrony Communications, Inc. in connection with our acquisition of 100% of the stock of Synchrony in October 2001. We also issued warrants to purchase 44,756 shares of our class A common stock in connection with this acquisition in October 2001.

       In October 2001, we acquired, through divine/Whitman-Hart, inc., one of our wholly owned subsidiaries, the assets of marchFIRST, Inc.'s HostOne application hosting unit. We issued 8,196,722 shares of our class A common stock to Microsoft Corporation in exchange for the cancellation of debt owned by marchFIRST to Microsoft in connection with this acquisition in October 2001.

       In November 2001, we issued 8,000,000 shares of our class A common stock in connection with our acquisition of the 62.6% of Latin Amercian Econetworks N.V. (known also as Dolphin Interventures) that we did not already own.

       In November 2001, we issued 165,667 shares of our class A common stock to certain former management of SageMaker, Inc. in connection with our acquisition of SageMaker in May 2001.

       In December 2001, we issued 255,937 shares of our class A common stock to certain former employees of Parlano, Inc. in connection with our acquisition of Parlano in September 2001.

       In December 2001, we issued 4,801,368 shares of class A common stock in connection with our acquisition of Softmetric, Inc.

       Unless otherwise noted, all of our class A common stock issued in the transactions described above were issued in transactions exempt from registration pursuant to Section 4(2) and Rule 506 of the Securities Act of 1933, as amended.

ITEM 6.    SELECTED FINANCIAL DATA

       The following selected financial data has been derived from our audited consolidated financial statements for the years ended December 31, 2001 and 2000 and the period from May 7, 1999 (inception) through December 31, 1999. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.


                                                                                           PERIOD FROM
                                                                                            MAY 7, 1999
                                                                                            (INCEPTION)
                                                        YEARS ENDED DECEMBER 31,               THROUGH
                                                 -------------------------------------        DECEMBER 31,
                                                        2001              2000                  1999
                                                 --------------     ------------------  ------------------
                                                                 (IN THOUSANDS, EXCEPT SHARE
                                                                    AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues .................................      $     199,598       $      44,079       $       1,037
Total operating expenses .................            531,270             346,621              10,465
Net loss applicable to common stockholders           (369,824)           (528,182)            (12,927)
Basic and diluted net loss per share
applicable to common stockholders ........      $       (2.06)      $       (7.84)      $       (4.59)
Shares used in computing basic and
diluted net loss per share ...............        179,224,722          67,390,746           2,816,074

                                                  DECEMBER 31,
                                      ------------------------------------
                                        2001           2000           1999
                                      --------      --------      --------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents ......      $104,480      $252,533      $162,841
Working capital ................        79,907       254,228       138,280
Total assets ...................       874,711       420,181       238,872
Long-term obligations ..........       101,294         7,777           281
Total stockholders' equity .....      $251,759      $367,883      $205,234


       For an explanation of the determination of the number of shares used in computing basic and diluted net loss per share, see Note 1(p) of the notes to our consolidated financial statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

       We provide extended enterprise solutions for our base of over 20,000 customers. We offer Web-based software and technology that allows the critical business units and functional areas of our clients to operate in a more cohesive manner. We also offer the services necessary to deploy these software solutions and to integrate them with existing software and technical systems. Our product and service offerings allow us to provide a comprehensive solution for our clients. Additionally, we offer our customers a single point of accountability as our solutions extend across the enterprise. Our extended enterprise solution is comprised of the following key components:

       divine Professional Services combines our knowledge of how to design and deploy software solutions with our expertise in technology, infrastructure, and marketing services and offers services for legacy systems integration, brand extension, call center automation, business process optimization, operational strategy consulting, SAP installation, supply chain and customer management, and technology infrastructure consulting.

       divine Software Services deploys software solutions that focus on collaboration, workflow, and relationship and content management such as voice-based customer contact tools, auto-response applications, telephony webinars (Web-based seminars), secured messaging, team interaction, content acquisition, organization and management, content delivery, and training programs.

       divine Managed Services builds, hosts, manages, monitors, and secures clients' critical applications by offering design and engineering of managed hosting solutions; installation, configuration, and testing of hardware and software systems; ongoing maintenance, back-ups, and upgrades; performance and security monitoring; and technical support.

       We focus on Global 5000 and high-growth middle market firms, government agencies, and educational institutions. We expect that our revenues in future periods will be generated principally through our extended enterprise solutions.

       We began operations as divine interVentures, inc. on June 30, 1999, engaging in business-to-business e-commerce through a community of associated companies in which we invested. In 1999 and 2000, we acquired interests in 40 associated companies, established a total of 13 associated companies when we identified opportunities consistent with our former business strategy, and also further developed our operational procedures and capabilities.

       In February 2001, we announced our strategy to primarily focus on enterprise Web solutions and changed our name to divine, inc. Since that time, we have not reflected separately our interests in associated companies that provide solutions for the extended enterprise. Instead, the operations of these businesses are considered a part of our core business strategy. Our remaining associated companies, offering software and services focused on e-commerce and vertical markets, were included in our divine interVentures segment. As of December 31, 2001, we have completely written off our investments in the associated companies in our divine interVentures portfolio, other than amounts included in available-for-sale securities. We do not expect to invest additional funds into these companies in future periods.

       Through integrating the products and services of acquired companies into our infrastructure, we extend a broader array of offerings and delivers greater value to all our constituencies. We introduce combined product suites to gain financial and market leverage from incremental revenue and operational efficiencies of integration.

       Since January 2001, we have completed numerous acquisitions, including:


       - March 2001, SageMaker -- an enterprise information portal solutions company. This acquisition brings a key component to our existing enterprise information portal solution.

       - April 2001, certain assets of marchFIRST -- a leading Chicago-based provider of enterprise e-business solutions, including marchFIRST's Central Region business unit, accounts receivable, SAP implementation practice, VAR unit, Blue Vector venture capital arm, and certain regional operations. This acquisition provides a broad range of enterprise technology, e-business strategy, brand-building services and application hosting, all of which deepen our extended enterprise solutions.

       - May 2001, DataBites, Inc. -- a software development company that develops both wireless and wired Web content delivery applications. DataBites' technology provides our enterprise portal solutions instant integration capabilities with internal and external Web-based applications and resources.

       - August 2001, Fracta Networks -- a provider of user-centric content management solutions. This acquisition expands and further complements the suite of personal information management tools available within our enterprise portal solutions.

       - September 2001, certain assets of marchFIRST GmbH -- including the assets that comprised its former Munich and Hamburg operations. This acquisition, with its global client base and deep professional services expertise, represents a milestone in our international expansion strategy.

       - October 2001, Open Market, Inc. -- a provider of content-driven e-business solutions that enable enterprises to better manage interactions with their site visitors, customers, employees and channels. Open Market's Java 2 Enterprise Edition, or J2EE, infrastructure enables the seamless integration of our current suite of content-driven e-business applications, as well as supports the development and deployment of future applications.

       - October 2001, eshare communications, Inc. -- a leading provider of Customer Interaction Management (CIM) solutions. eshare's offerings, added to our collaborative applications, portal technology, Web Services infrastructure, knowledge resources, and delivery capability, give our combined client base the ability to deploy extended enterprise applications that build customer loyalty and branding within their targeted communities.

       - October 2001, Synchrony Communications -- an innovative CIM suite provider. This acquisition enhances our CIM technology offerings with Synchrony's highly ranked interaction management applications. In concert with our acquisition of eshare communications, Inc., this positions us as an industry leader in providing solutions for the customer interaction cycle including inbound and outbound call management.

       - October 2001, Intira Corporation and HostOne -- application services management providers. These acquisitions establish us as a foremost provider of facilities-based managed applications services.

       - November 2001, RoweCom, Inc. -- a global provider of high-quality service and e-commerce solutions for purchasing and managing print and e-content knowledge resources.

       - December 2001, Eprise Corporation -- a supplier of content management solutions. This acquisition broadens our content management solution offerings, and positions us as one of the first companies to address the entire spectrum of content management and delivery needs. Eprise Participant Server's industry-leading capabilities for putting content contribution and management in the hands of business users, as well as its ease of implementation and deployment, extend our ability to supply content management solutions that fit any corporate need.


       - December 2001, SoftMetric Inc. -- a provider of telephone call center management software.

       - January 2002, Data Return Corporation -- a provider of advanced managed hosting services based on Microsoft technologies. Data Return provides these services to businesses seeking to outsource the deployment, maintenance, and support of their complex Web sites. Its services include providing, configuring, operating, and maintaining the hardware, software, and network technologies necessary to implement and support these Web sites. Data Return also offers additional services options, such as scalability and architecture testing, storage solutions, and a suite of security services, including firewalls.

       - January 2002, Northern Light Technology -- a leading provider of search and content integration solutions for enterprises. The acquisition of Northern Light's award-winning premium content services, enterprise search technology, and ecommerce transaction engine enhances our comprehensive integrated content, collaboration, and knowledge solutions for the extended enterprise.

       - February 2002, RWT Corporation (d/b/a Real World Technology, Inc.) -- a leading provider of production management and tracking software to manage data across the supply chain and improve plant productivity. Real World Technology's manufacturing execution application is a core component of our vertical-specific solutions for the manufacturing industry.

       - March 2002, Delano Technology Corporation -- agreed to be acquired by us in a stock-based transaction that is subject to the approval of Delano's stockholders. Delano offers customer relationship management software that incorporates advanced analytics with interaction capabilities on a flexible and scalable technology platform.


       We anticipate that the integration of these companies into our products and services offering will help us to deliver a combination of professional services, software services, and managed services to our customers. Our business strategy includes the acquisition of other businesses that are complementary to ours, including other providers of enterprise software products or professional services.

EFFECT OF VARIOUS ACCOUNTING METHODS ON THE CONSOLIDATED FINANCIAL STATEMENTS

       As previously discussed, we have held ownership interests in many associated companies since our inception. Under our new strategic focus, our acquisitions are almost exclusively acquisitions of 100% of the stock of certain companies that fit our operating strategy. The following discussion regarding the principles of consolidations is meant to explain how we accounted for investments in associated companies focused on e-business and vertical markets, which accounted for the majority of our consolidated operations in 1999 and 2000. These companies were considered part of our divine interVentures portfolio throughout 2001. The significance of the operations of these associated companies on our consolidated operations decreased throughout 2001, and as of December 31, 2001, we had completely written off our investments in the associated companies in our divine interVentures portfolio, other than amounts included in available-for-sale securities.

     CONSOLIDATION

       Associated companies in which we own, directly or indirectly, more than 50% of the outstanding voting power are accounted for under the consolidation method of accounting. Under this method, an associated company's results of operations are reflected within our consolidated statement of operations. Earnings or losses attributable to other stockholders of a consolidated associated company are identified as "minority interest" in our consolidated statement of operations. Minority interest adjusts our consolidated net results of operations to reflect only our share of the earnings or losses of a consolidated associated company. As of December 31, 2001, we did not reflect any minority interest liability on our consolidated balance sheet. The results of operations of our consolidated associated companies are reflected in our consolidated financial statements from the acquisition date of the related company.

     EQUITY METHOD

       Associated companies in which we own 50% or less of the outstanding voting power, but over which we exercise significant influence, are accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to an associated company depends on an evaluation of several factors including, among other things, representation on the associated company's board of directors, ownership percentage, and voting rights associated with our holdings in the associated company. Under the equity method of accounting, an associated company's results of operations are not reflected within our consolidated operating results. However, our share of the earnings or losses of that associated company is identified as "equity in losses of associated companies" in our consolidated statement of operations.

       The net effect of an associated company's results of operations on our results of operations is generally the same under either the consolidation method of accounting or the equity method of accounting, because, under each of these methods, only our share of the earnings or losses of an associated company is reflected in the net loss in our consolidated statement of operations. However, the presentation of the consolidation method differs dramatically from the equity method of accounting. The consolidation method presents associated company results in the applicable line items within our consolidated financial statements. In contrast, the equity method of accounting presents associated company results in a single category, "equity in losses of associated companies" within our consolidated statement of operations.

     COST METHOD

       Associated companies not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, our share of the earnings and losses of these companies is not included in our consolidated statements of operations unless earnings or losses are distributed.

       We record our ownership interest in equity securities of our associated companies accounted for under the cost method at the lesser of cost or fair value. Those cost method associated companies that have readily determinable fair values based on quoted market prices are classified in accordance with Statement of Financial Accounting Standards No. 115, " Accounting for Certain Investments in Debt and Equity
Securities."

DECONSOLIDATION

       In October 2000, Oilspot.com, Inc. ("Oilspot") repurchased an amount of its shares from us that reduced our ownership in Oilspot from 55.6% to 28.5%. As part of this transaction, the $1,500,000 note payable by us to Oilspot, and the related interest due, was cancelled. Immediately following that repurchase, we exchanged our remaining ownership interest in Oilspot for an ownership interest of 3.0% in FuelQuest, Inc. in connection with the acquisition of Oilspot by FuelQuest. Beginning in October 2000, we accounted for our investment in FuelQuest on the cost basis.

       In January 2001, we restructured our ownership interest in i-Street, Inc. (i-Street), such that our voting ownership in i-Street was reduced from 63.8% to 25.1%. Beginning in January 2001, we accounted for our interest in i-Street under the equity method.

RESULTS OF OPERATIONS

       We were formed in May 1999. The discussion below regarding our results of operations includes comparisons between the year ended December 31, 2001, the year ended December 31, 2000, and the period from May 7, 1999 (inception) through December 31, 1999 (period ended December 31, 1999). However, as of December 31, 1999, our business was in the very early stage and consisted mainly of a relatively small number of equity interests in business-to-business internet companies (associated companies). Additionally, for the year ended December 31, 2000, our operations were derived almost exclusively from our ownership interests in these associated companies, many of which were in the early stages of devlopment. Throughout 2001, as we have acquired companies that fit into our strategy of providing extended enterprise solutions, these associated companies have accounted for a continuously decreasing portion of our operations. The changes in our core business since our inception significantly affect the comparability of our operations for the year ended December 31, 2001, the year ended December 31, 2000, and the period ended December 31, 1999, so as to make such a comparison almost meaningless.

     YEAR ENDED DECEMBER 31, 2001 VS. YEAR ENDED DECEMBER 31, 2000

     General

       Beginning in the first quarter of 2001, we segregated our operations into two operating segments. Our software, services, and hosting segment encompasses the operations surrounding our core strategy of delivering extended enterprise solutions. Our divine interVentures segment encompasses the operations of our remaining portfolio of associated companies, focusing primarily on e-commerce and vertical markets. Our operations for the year ended December 31, 2001 were considerably different than our operations for the year ended December 31, 2000. This is because, beginning in 2001, we changed our business strategy from being an Internet holding company actively engaged in business-to-business e-commerce through our community of associated companies to becoming a leader in Web-based solutions for the extended enterprise. Our operations during this period were significantly affected by our acquisitions in 2001, which have provided us with a larger customer base and an increased revenue stream. During the year ended December 31, 2000, our operations resulted primarily from our consolidated associated companies in the business-to-business e-commerce sector, many of which were in the early stages of development and generated significant losses with comparably low revenue. All of these consolidated associated companies have discontinued operations, have been sold, or are now included as part of our core business strategy. Additionally, we held investment interests in eight associated companies accounted for under the equity method of accounting as of December 31, 2001 which carried no book value on our consolidated balance sheet as of that date. Conversely, we held investment interests in 15 associated companies accounted for under the equity method as of December 31, 2000 that carried approximately $57,000,000 of book value on our consolidated balance sheet as of that date. This decrease in equity-method associated companies has led to decreases in our equity in losses of associated companies.

     Revenues

       We generated revenues totaling $199,598,000 for the year ended December 31, 2001, which is an increase of $155,519,000 over revenues of $44,079,000 for the year ended December 31, 2000. The total revenues for the year ended December 31, 2001 included $46,224,000 from the sale of products, all of which was generated by our software, services, and hosting segment. Product revenues included $26,567,000 from software sales contracts, $8,020,000 from sales of computer hardware, and $8,702,000 from sales of content. Revenues generated from sales of content, as well as $20,303,000 of the revenues generated from software sales contracts, was generated in the fourth quarter of 2001. The increase in these revenues in the fourth quarter reflects the impact on our revenues of significant acquisitions during the quarter, namely RoweCom (content) and eshare, Open Market, and Eprise (software sales

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
contracts). The total revenues also included $153,374,000 from the sale of services, generated almost exclusively by our software, services and hosting segment, which included $137,554,000 from the operations of divine/Whittman-Hart, $7,042,000 from managed services, and $3,712,000 from software implementation services. At December 31, 2001, we had deferred revenue of $303,663,000, of which $269,316,000 related to sales of content. This deferred revenue will result in a significant increase in our revenues recognized during 2002.

       For the year ended December 31, 2000, we generated revenues of $44,079,000. The total revenues for the year ended December 31, 2000 included $5,316,000 from the sale of products, including $2,267,000 related to on-line sales of retail goods and $2,787,000 related to software sales contracts. The total revenues also included $38,763,000 from the sale of services, including $9,646,000 from web design services, $6,396,000 from marketing and public relations services, $4,524,000 from software maintenance contracts, $4,446,000 from Web-based advertising, $3,492,000 from facilities management, $2,388,000 from hosting services, and $2,296,000 from inventory management services. Revenues of $8,605,000 were generated from transactions with our equity method associated companies for the year ended December 31, 2000.

     Cost of Revenues

       For the year ended December 31, 2001, our cost of revenues were $179,853,000, exclusive of $740,000 of amortization of stock-based compensation. This is an increase of $139,642,000 over the $40,211,000 (exclusive of $1,274,000 of amortization of stock-based compensation) cost of revenues we incurred for the year ended December 31, 2000. Cost of revenues for the year ended December 31, 2001 included $155,963,000 of direct costs of providing services, which consisted principally of $138,735,000 of salaries and benefits, $3,685,000 of rent and facilities services,$5,646,000 of travel costs, and $5,199,000 of office and computer supplies expense. Cost of revenues for 2001 also included $23,890,000 of direct costs of providing products. Of the direct costs of providing products, $19,106,000 was incurred in the fourth quarter of 2001. The increase in these costs in the fourth quarter reflects the impact on our cost of revenues of significant acquisitions during the quarter, namely RoweCom, eshare, Open Market, and Eprise. At December 31, 2001, we had deferred publisher costs of $238,522,000 related to sales of content. These deferred costs will result in a significant increase in our cost of revenues recognized during 2002.

       Cost of revenues for the year ended December 31, 2000 included $35,941,000 of direct costs of providing services, consisting primarily of salaries and benefits, professional services, rent and facilities services, supplies expenses, and marketing expenses. Cost of revenues for 2000 also included $4,270,000 of direct costs of providing products.

     Selling, General, and Administrative Expenses

       For the year ended December 31, 2001, we incurred selling, general, and administrative expenses of $176,649,000, exclusive of $8,613,000 of amortization of stock-based compensation. This represents an increase of $26,205,000 over the $150,444,000 (exclusive of $46,367,000 of amortization of stock-based compensation) of selling, general, and administrative expenses for the year ended December 31, 2000. These expenses for the year ended December 31, 2001 consisted primarily of $93,887,000 of employee benefits and related compensation, $12,143,000 of travel costs, $20,064,000 of facility costs, consisting primarily of rent expense, $12,120,000 of fees for professional services, including legal, consulting, and accounting, and $11,268,000 of depreciation expense.

       Selling, general, and administrative expenses for the year ended December 31, 2000 consisted primarily of $73,606,000 of employee benefits and related compensation, $16,289,000 of marketing costs, $12,000,000 of travel costs, $9,820,000 of facility costs, consisting primarily of rent expense, and $9,752,000 of fees for professional services, including legal, consulting, and accounting.

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     Research and Development Expenses

       For the year ended December 31, 2001, we incurred research and development expenses of $37,004,000 exclusive of $314,000 of amortization of stock-based compensation. This represents an increase of $24,968,000 over the $12,036,000 (exclusive of $428,000 of amortization of stock-based compensation) of research and development expenses for the year ended December 31, 2000. These expenses for the year ended December 31, 2001 consisted primarily of $27,636,000 of employee benefits and related compensation, $2,833,000 of professional fees, and $2,486,000 of facility costs. Research and development expenses for the year ended December 31, 2000 consisted primarily of $5,792,000 of employee benefits and related compensation, $2,677,000 of professional fees, and $1,779,000 of marketing expenses.

     Bad Debt Expense

       For the year ended December 31, 2001, we recorded bad debt expense of $23,379,000. This represents an increase of $17,193,000 over the $6,186,000 of bad debt expense recorded for the year ended December 31, 2000. Bad debt expense for the year ended December 31, 2001 related mainly to accounts receivable of the publicly traded companies acquired by us in the fourth quarter of 2001, as well as uncollectible accounts receivable of divine/Whittman-Hart.

     Amortization of Intangible Assets

       For the year ended December 31, 2001, we incurred amortization expense of $16,091,000 on our goodwill and other intangible assets. This represents a decrease of $4,997,000 from the $21,088,000 of amortization expense recorded by us for the year ended December 31, 2000. The decrease is mainly due to the fact that our goodwill and other intangible assets were significantly reduced in the last half of 2000 because of impairment charges.

     Acquired Technology -- In-process Research and Development

       For the year ended December 31, 2001, we recorded in-process research and development charges of $13,741,000. Acquired in-process technology charges relate to acquisitions in which a portion of the purchase price was allocated to acquired in-process technology and expensed immediately because the technology acquired had not reached technological feasibility based on the status of design and development activities. No such charges were recorded during the year ended December 31, 2000.

     Impairment of Intangible and Other Assets

       For the year ended December 31, 2001, we recorded impairment charges of $37,864,000 related to intangible and other assets. This represents a decrease of $19,762,000 from the $57,626,000 of similar impairment charges recorded for the year ended December 31, 2001. These charges included, but were not limited to, write-offs of our goodwill and other intangible assets associated with our acquisitions of SageMaker and DataBites, and our acquisition of certain assets of marchFIRST. Also included in these impairment charges for the year ended December 31, 2001 was our write-off of notes receivable from certain of our employees related to the exercise of stock options and costs associated with an agreement to shut down the operations of Emicom.

       For the year ended December 31, 2000, we recorded impairment charges of $57,626,000 for other than temporary declines in the carrying value of certain consolidated associated companies. These charges included, but were not limited to, write-offs of our investments in BeautyJungle, Brandango, and OfficePlanIt, each of which have ceased all meaningful operations.

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
     Impairment of Prepaid Co-location and Bandwidth Services

       For the year ended December 31, 2001, we recorded impairment charges of $25,000,000 on prepaid co-location and bandwidth services. This prepaid asset was originally recorded when we entered into an agreement with Level 3 Communications for the purchase of a minimum of $100,000,000 of co-location and bandwidth services over a four-year period. Of this amount, $25,000,000 would have been credited to us as consideration for Level 3's purchase of our common shares in a private placement concurrent with our IPO in July 2000. In August 2001, we agreed to repurchase the 5,555,555 shares of our Class A common stock owned by Level 3 in exchange for $5,555,555 and warrants to purchase 2,200,000 shares of our class A common stock at an exercise price of $1.19 per share. We also agreed to cancel our agreement relating to the purchase of $100,000,000 of co-location and bandwidth services and to eliminate our prepaid credit of $25,000,000.

     Impairment of Facilities

       For the year ended December 31, 2001, we recorded impairment charges of $12,022,000 related mainly to certain operating leases of divine/Whittman-Hart. These charges consisted of the net value of future cash payments to honor operating leases on facilities that we are no longer utilizing. For the year ended December 31, 2000, we recorded an impairment charge of $10,961,000, including declines in the carrying value of property owned by us, improvements made to properties that we no longer consider recoverable and charges related to certain of our operating leases, consisting mainly of the net value of future cash payments to honor operating leases on facilities that we are no longer utilizing.

     Amortization of Stock-Based Compensation

       For the year ended December 31, 2001, we incurred a non-cash expense of $10,200,000 related to the issuance, prior to our initial public offering (IPO), of shares of restricted stock and grants of options to employees, directors, and consultants under our 1999 Stock Incentive Plan with exercise prices lower than the fair value of the class A common stock on the dates of grant. We also incurred a one-time charge of $132,000 related to the issuance of options to members of our advisory committee. Also for the year ended December 31, 2001, we recovered $665,000 of previously recognized compensation expense related to non-vested options of terminated employees, and we repurchased a total of 99,362 shares of restricted class A common stock that were previously owned by terminated employees.

       During September 2000, we reduced the exercise price of options granted, and restricted stock purchased, under our stock incentive plan prior to our IPO to $9.00 being the IPO price of our class A common stock, if the exercise price of such options or the purchase price of such restricted shares was greater than the IPO price, and if the holder agreed to the change. We also repurchased during September 2000, 3,820,735 shares of restricted class A common stock, issued upon exercise of options granted under our 1999 Stock Incentive Plan, at the respective exercise prices, which ranged from $4.50 to $9.00. Any consideration in excess of the exercise price, as adjusted, was refunded to these holders. As a result of the downward repricing of restricted shares and options, we recorded a one-time stock-based compensation charge of $3,209,000. Each of the holders of the repurchased restricted stock received a replacement option grant for the same number of shares with an exercise price of $9.00 per share. All of these replacement options are exercisable and vest as to 25% of the options on the first anniversary of the original option grant, and thereafter in equal monthly installments over the next three years. For those replacement options repriced downward, we will recognize stock-based compensation expense for any amount by which the fair value of our class A common stock exceeds $9.00 per share during the remaining vesting period. For the year ended December 31, 2000, we repurchased an additional 613,774 shares of restricted class A common stock from terminated employees.

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
       From January 1, 2000 through September 21, 2000, we incurred an additional non-cash expense of $5,896,000 related to our issuance to our employees of shares of common stock of our majority-owned associated companies that we established. Effective September 22, 2000, we repurchased these minority interests from our employees. These repurchases were made at the initial investment cost plus 8% for our executive officers and at two times the initial investment cost for the other employees that owned those shares. The aggregate purchase price for all of these shares was $93,000. As a result of these repurchases, we accelerated our recognition of the remaining $18,330,000 of stock-based compensation related to these shares.

     Interest Income and Expense

       Interest income for the year ended December 31, 2001 was $8,932,000 and was earned from the investment of our available cash balances. This is a decrease of $6,651,000 from the $15,583,000 of interest income earned during the year ended December 31, 2000. Interest expense for the year ended December 31, 2001 was $3,681,000 and was incurred primarily from our long-term debt. This is an increase of $1,824,000 over the $1,857,000 of interest expense incurred during the year ended December 31, 2000, which was incurred primarily from notes payable to associated companies.

     Other Expense, Net

       Other expense, net for the year ended December 31, 2001 was $4,135,000. This is an increase of $3,834,000 over the $301,000 of other expense for the year ended December 31, 2000. Other expense, net for the year ended December 31, 2001 consisted primarily of other than temporary declines in fair value of $14,711,000 and $4,181,000 in our available-for-sale investments in CMGI, and 360networks, respectively, offset by the sale of our investments in Farms.com, Ltd. and Sequoia Software Corporation, which resulted in realized gains of $7,225,000 and $6,611,000, respectively. Additionally, we recorded a gain on disposal of assets of $367,000 and other net gains of $554,000.

     Income Taxes

       We recorded no income tax provision or benefit for the years ended December 31, 2001 and 2000. Because we have no history of taxable income through December 31, 2001, the tax benefit associated with our net losses has been fully reserved. As of December 31, 2001 we had total net operating loss carryforwards of $116,546,000, of which $27,608,000 may be utilized by us to reduce future consolidated taxable income, if any. Of the total net operating loss carryforwards, $43,235,000 are attributable to majority-owned subsidiaries not includible in our consolidated tax group. Although each majority-owned subsidiary excluded from our consolidated tax group may utilize its net operating loss carryforwards to reduce separate future income taxes, if any, such carryforwards may not offset our consolidated taxable income, if any. Of the total net operating loss carryforwards, $45,703,000 relate to pre-acquisition net operating losses attributable to acquired companies. Our ability to utilize such pre-acquisition losses is substantially limited by current tax laws. In addition, our utilization of the net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of prior ownership changes. The net operating loss carryforwards will expire from 2019 through 2021.

       In assessing whether or not the deferred tax assets will be realized, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon our historical net operating losses and projections for future tax losses, we believe it is more likely than not that we will not realize the deferred tax assets. Thus, we have provided a full valuation allowance against the net deferred tax assets as of December 31, 2001.

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
     Minority Interest

       Minority interest of approximately $4,270,000 and $18,169,000 represents the non-controlling stockholders' share of our consolidated associated companies' net losses for the years ended December 31, 2001 and 2000, respectively.

     Net Gain on Stock Transactions of Associated Companies

       Net gain on stock transactions of associated companies of $667,000 for the year ended December 31, 2001 relates to the net increase in the value of our investments in associated companies resulting from the issuance of stock by these companies to outside investors at prices higher than the value at which we have carried these investments and other stock transactions of these associated companies. The net gain for the year ended December 31, 2001 was attributable to issuances of stock by Outtask, which accounted for $199,000, and other associated companies, which accounted for $468,000. Net gain on stock transactions of associated companies of $4,375,000 for the year ended December 31, 2000 was attributed mainly to issuances of stock by Launchworks, which accounted for $4,430,000 and closerlook, which accounted for $847,000. The gain was reduced by a loss of $1,011,000 resulting from the redemption of shares by Mercantec.

     Equity in Losses of Associated Companies

       Equity in losses of associated companies resulted from our minority ownership interests we account for, or accounted for, under the equity method. Equity in losses of associated companies includes our proportionate share of equity method associated companies' losses, which totaled $13,317,000 in net losses for the year ended December 31, 2001 and $53,627,000 in net losses for the year ended December 31, 2000. Equity in losses of associated companies also includes amortization of our net excess investment over the equity in the net assets of these associated companies, which totaled $6,287,000 for the year ended December 31, 2001 and $36,994,000 for the year ended December 31, 2000.

     Impairment of Investment in Equity Method and Cost Method Associated Companies

       For the year ended December 31, 2001, we recorded impairment charges of $36,633,000 for other than temporary declines in the carrying values of certain equity and cost method associated companies. As of December 31, 2001, we have completely written off our investments in associated companies accounted for under the equity basis and cost basis of accounting. For the year ended December 31, 2000, we recorded impairment charges of $113,125,000 for other than temporary declines in the carrying values of certain equity and cost method associated companies. These charges included the write-down of our net investment in BidBuyBuild to $200,000, which was the value at which it was sold in October 2000, and the write-down of our net investment in iSalvage to $72,000. iSalvage has ceased all meaningful business operations. The impairment charges also included write-offs of our investments in CapacityWeb, Entrepower, PocketCard, and Whiplash, each of which has ceased all meaningful operations. In conjunction with the sale of BidBuyBuild, we also received a warrant to acquire 5% of the shares of BidBuyBuild with an exercise price of approximately $100,000. In addition, the carrying values of certain other equity and cost method associated companies were written down to their estimated fair values as of December 31, 2000.

     Extraordinary Gain

       For the year ended December 31, 2001, we reported an extraordinary gain of $12,032,000, which included $11,195,000 and $837,000, respectively, related to our acquisitions of the outstanding equity that we did not already own of Emicom and Latin Capital. These extraordinary gains represented the excess of the fair value of the net assets acquired over the fair value of our consideration given in

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conjunction with these acquisitions. We did not report an extraordinary gain for the year ended December 31, 2000.

     YEAR ENDED DECEMBER 31, 2000 VS. PERIOD ENDED DECEMBER 31, 1999

     General

       During the year ended December 31, 2000, we acquired controlling majority voting interests in BeautyJungle.com, Inc., bid4real.com, inc., NetUnlimited, Oilspot.com, Inc., Panthera Productions LLC, Parlano, Inc., ViaChange.com, Inc., Web Design Group and Westbound Consulting, Inc., and made contributions to our wholly owned subsidiary, Skyscraper Management, L.L.C., through which we managed Skyscraper Ventures, L.P. as general partner, for total aggregate consideration of $68,043,000, including $5,000,000 in the form of promissory notes, all of which have since been paid. In addition, we issued a total of 10,000,000 shares of our series F preferred stock, with a fair value of $4.80 per share, in connection with our acquisition of Parlano. These shares were converted into 1,666,666 shares of class A common stock upon completion of our initial public offering. We also acquired significant minority ownership interests in 18 new associated companies, which we account for under the equity method of accounting, for total consideration of $216,388,000, including $75,971,000 in the form of promissory notes, all of which have since been paid. In addition, we issued a total of 3,000,000 shares of our series F preferred stock, with a fair value of $4.80 per share, which converted into 499,999 shares of class A common stock upon completion of our initial public offering, in connection with our acquisitions of two of the 18 equity method companies, closerlook and Perceptual Robotics. In April 2000, we made an additional investment in OpinionWare.com, Inc., an associated company since December 1999, that caused OpinionWare to become a consolidated associated company, whereas it was an equity method associated company prior to this additional investment. In August 2000, we made an additional investment in iFulfillment, Inc., an associated company since January 2000, that caused us to account for iFulfillment as a consolidated associated company instead of an equity method associated company.

     Revenues

       We generated revenues totaling $44,079,000 for the year ended December 31, 2000, which is an increase of $43,042,000 over revenues of $1,037,000 for the period ended December 31, 1999. The total revenues for the year ended December 31, 2000 included $5,316,000 from the sale of products, including $2,267,000 related to on-line sales of retail goods and $2,787,000 related to software sales contracts. The total revenues also included $38,763,000 from the sale of services, including $9,646,000 from web design services, $6,396,000 from marketing and public relations services, $4,524,000 from software maintenance contracts, $4,446,000 from Web-based advertising, $3,492,000 from facilities management, $2,388,000 from hosting services, and $2,296,000 from inventory management services. Revenues of $8,605,000 were generated from transactions with our equity method associated companies for the year ended December 31, 2000. Substantially all of these revenues were generated by the operations of our associated companies.

       For the period ended December 31, 1999, we generated revenues of $1,037,000. These revenues included $275,000 in management fees as general partner of Platinum Venture Partners I and II. These revenues also included $272,000 related to software sales contracts and maintenance contracts of mindwrap, one of our consolidated associated companies. Other sources of revenues included $135,000 in Web-based advertising, and other infrastructure service revenues such as public relations, consulting and facilities management. Revenues of $293,000 were generated from transactions with our equity method associated companies for the period ended December 31, 1999.

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
     Cost of Revenues

       For the year ended December 31, 2000, our cost of revenues were $40,211,000, exclusive of $1,274,000 of amortization of stock-based compensation. This is an increase of $39,183,000 over the $1,028,000 (exclusive of $5,000 of amortization of stock-based compensation) cost of revenues we incurred for the period ended December 31, 1999. Cost of revenues for the year ended December 31, 2000 included $35,941,000 of direct costs of providing services, which consisted principally of salaries and benefits, professional services, rent and facilities services, supplies expenses, and marketing expenses. Cost of revenues for 2000 also included $4,270,000 of direct costs of providing products. Cost of revenues for the period ended December 31, 1999 included $794,000 of direct costs of providing services, consisting primarily of salaries and benefits, and $234,000 of direct costs of providing products.

       The types of revenues to which the cost of revenues for the year ended December 31, 2000 were attributed included web consulting ($10,385,000 cost of revenues), public relations revenues ($6,972,000 cost of revenues), facilities management services ($4,272,000 cost of revenues), inventory management services ($3,716,000 cost of revenues), Web-based advertising ($3,402,000 cost of revenues), commissions revenue ($3,190,000 cost of revenues) and hosting services and related product sales ($5,351,000 cost of revenues).

       The types of revenues to which the cost of revenues for the period ended December 31, 1999 were attributed included management fees ($236,000 cost of revenues), software and related maintenance revenues ($165,000 cost of revenues), Web-based advertising ($160,000 cost of revenues), and other infrastructure service revenues such as public relations, consulting, and facilities management ($466,000 cost of revenues).

     Selling, General, and Administrative Expenses

       For the year ended December 31, 2000, we incurred selling, general, and administrative expenses of $150,444,000, exclusive of $46,367,000 of amortization of stock-based compensation. This represents an increase of $142,482,000 over the $7,962,000 (exclusive of $740,000 of amortization of stock-based compensation) of selling, general, and administrative expenses for the period ended December 31, 1999. These expenses for the year ended December 31, 2000 consisted primarily of $73,606,000 of employee benefits and related compensation, $16,289,000 of marketing costs, $12,000,000 of travel costs, $9,820,000 of facility costs, consisting primarily of rent expense, and $9,752,000 of fees for professional services, including legal, consulting, and accounting. Selling, general, and administrative expenses for 1999 included $3,851,000 of employee benefits and related compensation, $1,449,000 of travel costs, $865,000 of professional services, and $332,000 of facility costs.

     Research and Development Expenses

       For the year ended December 31, 2000, we incurred research and development expenses of $12,036,000, exclusive of $428,000 of amortization of stock-based compensation. This represents an increase of $11,903,000 over the $133,000 (exclusive of $2,000 of amortization of stock-based compensation) of research and development expenses for the period ended December 31, 1999. These expenses for the year ended December 31, 2000 consisted primarily of $5,792,000 of employee benefits and related compensation, $2,677,000 of professional fees, and $1,779,000 of marketing expenses.

     Bad Debt Expense

       For the year ended December 31, 2000, we recorded bad debt expense of $6,186,000. We recorded no bad debt expense for the period ended December 31, 1999.

     Amortization of Intangible Assets

       For the year ended December 31, 2000, we incurred amortization expense of $21,088,000 on our intangible assets. This represents an increase of $20,493,000 over the $595,000 of amortization expense for the period ended December 31, 1999. The increase was due to the substantial number of investments in associated companies that we made in 2000, and the related increase in amortizable intangible assets.

     Impairment of Intangible and Other Assets

       For the year ended December 31, 2000, we recorded impairment charges of $57,626,000 for other than temporary declines in the carrying values of certain intangible and other assets. These charges included, but were not limited to, write-offs of our goodwill and other intangible assets related to our investments in BeautyJungle, Brandango, and OfficePlanIt, each of which have ceased all meaningful operations.

       Additionally, we recorded an impairment charge of $10,961,000, including declines in the carrying value of property owned by us, improvements made to properties that we no longer consider recoverable and charges related to certain of our operating leases, consisting mainly of the net value of future cash payments to honor operating leases on facilities that we are no longer utilizing.

     Amortization of Stock-Based Compensation

       For the year ended December 31, 2000, we incurred a non-cash expense of $28,489,000 related to the issuance, prior to our IPO, of shares of restricted stock and grants of options to employees, directors, and consultants under our 1999 Stock Incentive Plan with exercise prices lower than the fair value of the class A common stock on the dates of grant. Also for the year ended December 31, 2000, we recovered $7,854,000 of previously recognized compensation expense related to options of terminated employees that had not vested.

       During September 2000, we reduced the exercise price of options granted, and restricted stock purchased, under our stock incentive plan prior to our IPO to $9.00 being the IPO price of our class A common stock, if the exercise price of such options or the purchase price of such restricted shares was greater than the IPO price, and if the holder agreed to the change. We also repurchased during September 2000, 3,820,735 shares of restricted class A common stock, issued upon exercise of options granted under our 1999 Stock Incentive Plan, at the respective exercise prices, which ranged from $4.50 to $9.00. Any consideration in excess of the exercise price, as adjusted, was refunded to these holders. As a result of the downward repricing of restricted shares and options, we recorded a one-time stock-based compensation charge of $3,209,000. Each of the holders of the repurchased restricted stock received a replacement option grant for the same number of shares with an exercise price of $9.00 per share. All of these replacement options are exercisable and vest as to 25% of the options on the first anniversary of the original option grant, and thereafter in equal monthly installments over the next three years. For those replacement options repriced downward, we will recognize stock-based compensation expense for any amount by which the fair value of our class A common stock exceeds $9.00 per share during the remaining vesting period. For the year ended December 31, 2000, we repurchased an additional 613,774 shares of restricted class A common stock from terminated employees.

       Each of the holders of the repurchased restricted stock received a replacement option grant for the same number of shares with an exercise price of $9.00 per share. All of these replacement options are exercisable and vest as to 25% of the options on the first anniversary of the original option grant, and thereafter in equal monthly installments over the next three years. For those replacement options repriced downward, we will recognize stock-based compensation expense in the future for any amount by which the fair value of our class A common stock exceeds $9.00 per share. After giving effect to these changes, as of December 31, 2000, 15,430,225 shares of our class A common stock had been issued under our stock incentive plan, upon exercise of outstanding options or otherwise, at prices ranging from $1.19 to $13.50 per share, and we had outstanding options to purchase 6,559,649 shares of class A common stock under our stock incentive plan, with exercise prices ranging from $1.19 to $13.50 per share. The total unearned stock-based compensation related to the outstanding options and restricted stock at December 31, 2000 was $36,641,000.

       From January 1, 2000 through September 21, 2000, we incurred an additional non-cash expense of $5,896,000 related to our issuance to our employees of shares of common stock of our majority-owned associated companies that we established. Effective September 22, 2000, we repurchased these minority interests from our employees. These repurchases were made at the initial investment cost plus 8% for our executive officers and at two times the initial investment cost for the other employees that owned those shares. The aggregate purchase price for all of these shares was $93,000. As a result of these repurchases, we accelerated our recognition of the remaining $18,329,000 of stock-based compensation related to these shares.

       For the period ended December 31, 1999, we incurred a non-cash expense of $747,000 related to the issuance of shares of restricted stock and grants of options to employees and directors under our 1999 Stock Incentive Plan with exercise prices lower than the fair value of the class A common stock on the dates of the grant. We did not recover any previously recognized compensation expense in 1999.

     Interest Income and Expense

       Interest income for the year ended December 31, 2000 was $15,583,000 and was earned from the investment of our available cash balances. This is an increase of $13,994,000 over the $1,589,000 of interest income earned during the period ended December 31, 1999. Interest expense for the year ended December 31, 2000 was $1,857,000 and was incurred primarily from notes payable to associated companies. This is an increase of $1,652,000 over the $205,000 of interest expense incurred during the period ended December 31, 1999, which was related primarily to borrowings under a previous line of credit.

     Other Expense

       Other expense for the year ended December 31, 2000 was $301,000. No other expenses were recorded for the period ended December 31, 1999.

     Income Taxes

       We recorded no income tax provision or benefit for the year ended December 31, 2000 or the period ended December 31, 1999. Because we have no history of taxable income through December 31, 2000, the tax benefit associated with our net losses was fully reserved.

       In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon our historical net operating losses and projections for future tax losses, we believe it is more likely than not that we will not realize the deferred tax assets. Thus, we have provided a full valuation allowance against the net deferred tax assets as of December 31, 2000.

     Minority Interest

       Minority interest of $18,169,000 and $51,000 represents the non-controlling stockholders' share of our consolidated associated companies' net losses for the year ended December 31, 2000 and the period ended December 31, 1999, respectively.

     Net Gain on Stock Transactions of Associated Companies

       Net gain on stock transactions of associated companies of $4,375,000 for the year ended December 31, 2000 relates to the net increase in the value of our investments in associated companies resulting from the issuance of stock by these companies to outside investors at prices higher than the value at which we have carried these investments and other stock transactions of these associated companies. The gain was attributed mainly to issuances of stock by Launchworks, which accounted for $4,430,000 and closerlook, which accounted for $847,000. The gain was reduced by a loss of $1,011,000 resulting from the redemption of shares by Mercantec. Because none of our associated companies had any such stock transactions during the period ended December 31, 1999, we had no such gains or losses during that period.

     Equity in Losses of Associated Companies

       Equity in losses of associated companies resulted from our minority ownership interests we account for, or accounted for, under the equity method. Equity in losses of associated companies includes our proportionate share of equity method associated companies' losses, which totaled $53,627,000 in net losses for the year ended December 31, 2000 and $672,000 in net losses for the period ended December 31, 1999. Equity in losses of associated companies also includes amortization of our net excess investment over the equity in the net assets of these associated companies, which totaled $36,994,000 for the year ended December 31, 2000 and $742,000 for the period ended December 31, 1999.

Impairment of Investment in Equity Method and Cost Method Associated Companies

       For the year ended December 31, 2000, we recorded impairment charges of $113,125,000 for other than temporary declines in the carrying values of certain equity and cost method associated companies. These charges included the write-down of our net investment in BidBuyBuild to $200,000, which was the value at which it was sold in October 2000, and the write-down of our net investment in iSalvage to $72,000. iSalvage has ceased all meaningful business operations. The impairment charges also included write-offs of our investments in CapacityWeb, Entrepower, PocketCard, and Whiplash, each of which has ceased all meaningful operations. In conjunction with the sale of BidBuyBuild, we also received a warrant to acquire 5% of the shares of BidBuyBuild with an exercise price of $100,000. In addition, the carrying values of certain other equity and cost method associated companies were written down to their estimated fair values as of December 31, 2000.

SUMMARY OF CURRENTLY EXPECTED FIXED CHARGES

       The following table summarizes the fixed charges as of December 31, 2001 that we currently expect to incur over the next four years for amortization of identifiable intangible assets and unearned stock-based compensation:

                                                                      YEAR
                                        --------------------------------------------------------------
AMORTIZATION OF:                            2002            2003             2004              2005
                                        -----------      -----------      -----------      -----------
Identifiable Intangible Assets ...      $14,539,000      $14,539,000      $14,292,000      $11,000,000
(primarily developed technology)
Unearned Stock-Based Compensation*        8,270,000        8,002,000          382,000               --
                                        -----------      -----------      -----------      -----------
                  Total ..........      $22,809,000      $22,541,000      $14,674,000      $11,000,000
                                        ===========      ===========      ===========      ===========


* These unearned stock-based compensation charges do not reflect potential additional charges associated with options granted to employees which are accounted for under the variable method of accounting as well as options granted to consultants. The future value of these potential charges cannot be estimated at this time because the charges will be based on the future value of our stock.

LIQUIDITY AND CAPITAL RESOURCES

       As of December 31, 2001, we had cash and cash equivalents, current restricted cash, and available-for-sale securities of $140,732,000, which represented a decrease of $126,348,000 from $267,080,000 as of December 31, 2000. The net decrease in cash and cash equivalents was due primarily to net cash used in operating activities of $237,872,000, net cash provided in the acquisition, deconsolidation, and divestiture of ownership interests in associated companies of $86,348,000, cash used for capitalized acquisition costs of $16,830,000, cash provided by the sale of ownership interests in associated companies of $26,247,000, cash provided from the issuance of notes payable of $17,605,000, and cash used to acquire property and equipment of $11,781,000.

       In January 2001, we entered into a $25,000,000 line of credit with LaSalle Bank N.A. This line of credit is cash collateralized and is available for working capital financing and general corporate purposes other than permanent financing for acquisitions of interests in associated companies. As of December 31, 2001, we had established letters of credit of $16,360,000 against this line of credit. These letters of credit include $6,135,000 for assumed debt of RoweCom, $4,868,000 for a note payable to marchFIRST GmbH, and $5,357,000 as collateral for various real estate and equipment leases.

       As of December 31, 2001, we had current restricted cash of $32,566,000, which represented an increase of $30,423,000 from $2,143,000 as of December 31, 2000. Current restricted cash as of December 31, 2001 included $17,461,000 that secured the $16,360,000 in letters of credit from LaSalle Bank N.A. described above, $10,000,000 that collateralized $9,000,000 of loans payable by RoweCom to publishers, and $5,105,000 for other future RoweCom obligations to publishers.

       In May 2001, we received $13,174,000 for our 2,335,000 shares of Sequoia Software Corporation as part of the acquisition of Sequoia by Citrix Systems, Inc. At December 31, 2001, we had $3,686,000 in available-for-sale securities. This amount includes shares of Neoforma.com and CMGI.

       We examine all of the associated companies in our divine interVentures portfolio to assess their potential for financial success as part of our organization, whether on a stand-alone basis or otherwise. This examination includes consideration of each associated company's development of its business plans and objectives and progress toward achievement of its performance goals. As of December 31, 2001, we have completely written off our investments in the associated companies in our divine interVentures portfolio, other than amounts included in available-for-sale securities, and we do not expect to make additional investments in these associated companies.

       In connection with purchases of our shares of class A and class C common stock by private investors concurrent with our initial public offering in July 2000:

            (1) we agreed under our Alliance Agreement with Microsoft to purchase $9,600,000 of software products, $4,700,000 of consulting services and $1,000,000 of product support services from Microsoft through January 2004, to expend $4,000,000 over four years to promote Microsoft solutions, to open an accelerator facility in Seattle, the cost for which would be determined as the size and scope of the accelerator was finalized, and to dedicate up to $50,000,000 in capital to projects and acquisitions in the Seattle area. As of December 31, 2001, we had purchased, or entered into binding agreements to purchase, a total of $4,084,000 of software products, $738,000 of consulting services, and $366,000 of product support services toward these obligations. In connection with our acquisition of HostOne in October 2001, we agreed with Microsoft that we would use our best efforts to amend the Alliance Agreement to provide, among other things: that we will commit to be a Microsoft .NET partner and develop products and services that are coordinated with Microsoft's products and its .NET strategy; that we will identify other opportunities to promote Microsoft products; and that Microsoft will promote our products and services.

            (2) we entered into an agreement concerning the purchase of a minimum of $100,000,000 of co-location and bandwidth services from Level 3 over a four-year period, $25,000,000 of which would have been credited to us as consideration for Level 3's purchase of shares from us. In August 2001, we agreed to repurchase the 5,555,555 shares of our common stock owned by Level 3 in exchange for $5,555,555 and the issuance warrants to purchase 2,200,000 shares of our common stock. We paid the cash in two equal installments in August and December 2001, and issued the warrants in two equal installments in August 2001 and January 2002. Additionally, we agreed with Level 3 to cancel our commitment to purchase $100,000,000 of co-location and bandwidth services and to eliminate our prepaid credit of $25,000,000.

            (3) we agreed to purchase a minimum of $5,000,000 of computer equipment and software, storage solutions, and professional services from Compaq over four years. As of December 31, 2001, we have purchased $1,890,000 of products and services from Compaq toward this obligation.

       In two separate transactions in April 2001, we acquired certain assets from marchFIRST, Inc., including, but not limited to, its former Whittman-Hart operations, its SAP software implementation practice, and its value-added reseller business. Additionally, we acquired accounts receivable with a face value of $102.8 million. The acquired business is held by our newly formed subsidiary, divine/Whittman-Hart, Inc. We paid to marchFIRST $12,500,000 in cash and divine/Whittman-Hart issued marchFIRST a promissory note. The note is a $57.5 million balloon note, due on April 12, 2006 but accelerated to the extent of 50% of free cash flow from divine/Whittman-Hart's operations and which is secured by the assets of divine/Whittman-Hart. We have the option to pay the note with cash or by issuing shares of our class A common stock. This note bears interest at the Wall Street Journal prime rate of interest. In conjunction with our acquisition of marchFIRST assets, we also assumed $12.0 million of accrued compensation and benefit obligations for the employees transferred with the acquired businesses. marchFIRST also is eligible to receive up to an aggregate of $55.0 million in bonus payments, payable to the extent that 50% of free cash flow from divine/Whittman-Hart's operations during the next five years exceeds divine/Whittman-Hart's obligation under the promissory notes. We do not guarantee the promissory notes from divine/Whittman-Hart to marchFIRST, but the terms of the promissory notes restrict payments from divine/Whittman-Hart to us.

       In September 2001, through a wholly owned subsidiary, we acquired certain assets and assumed certain liabilities of marchFIRST GmbH. For these assets we issued a note payable in the amount of 5,369,000 euros (approximately $4,894,000 at December 31, 2001), which is included within current notes payable in our consolidated balance sheets as of December 31, 2001. The note is due on September 1, 2002. We have the option to pay the note with cash or by issuing shares of our class A common stock.

       In connection with our acquisition of Synchrony Communications, Inc. in October 2001, we acquired debt with balances totalling of $1,761,000 as of December 31, 2001, of which $1,167,000 is due in twelve equal monthly installments in 2002 and $594,000 is due in three equal monthly installments during the first three months of 2003.

       Aleksander Szlam, who served as one of our directors in 2000, was the Chairman and Chief Executive Officer of eshare communications, Inc. while he served on our board of directors. In connection with our acquisition of eshare in October 2001, we entered into two separate stock repurchase arrangements with Mr. Szlam covering the shares of our common stock that Mr. Szlam received in the acquisition. These arrangements gave Mr. Szlam the right to sell back a portion of his shares to us at an agreed upon price (put option), while also giving us the right to buy back the same number of shares from Mr. Szlam at the same price (call option). In December 2001, the first buyback period, which covers 5,428,800 shares, was extended to be coterminous with the second buyback period.

The second buyback period is effective for the time period beginning six months after the merger (April 23, 2002) and ending 18 months after the merger (April 23, 2003), and covers 5,959,200 shares of our common stock. The agreed-upon purchase price for the related put and call options is $0.53 per share. This means that for one year beginning on April 23, 2002, Mr. Szlam has the right to sell to us, and we have a separate right to buy from Mr. Szlam, up to 11,388,000 shares of our common stock at a price of $0.53 per share.

       In conjunction with our acquisition of RoweCom Inc. in November 2001, we acquired current notes payable with balances totalling of $15,931,000 as of December 31, 2001. These balances consisted of loans from publishers of $9,000,000, of which $6,775,000 was paid on January 4, 2002 with the remainder due April 15, 2002, $5,775,000 in other debt due April 15, 2002, and the current portion of a loan of $1,156,000 due in four equal quarterly installments from March 31, 2002 to December 31, 2002. In addition, we acquired other RoweCom long-term debt with balances of $5,046,000 as of December 31, 2001, which is due in quarterly installments from March 31, 2003 to September 30, 2006.

       In December 2001, we signed a revolving loan agreement for $20,000,000 with Fleet Capital Corporation. The loans under that agreement are collateralized by eligible accounts receivable balances of the domestic operations of RoweCom, and the loans are repaid from the net operating receipts of the domestic operations of RoweCom. The balance outstanding under that revolving loan agreement was $17,083,000 as of December 31, 2001 and is included within current notes payable in our consolidated balance sheets. During the quarter ended March 31, 2002, we made payments of $17,083,000 on this loan agreement and we also borrowed $3,943,000, which represented the balance outstanding as of March 31, 2002. The payments resulted from RoweCom's domestic collections from customers being in excess of payments to publishers in 2002. The expiration date of this revolving loan agreement is April 15, 2002.

       In connection with our acquisition of RoweCom, we assumed a factoring arrangement previously in place between RoweCom's French subsidiary (RoweCom France) and a European factoring company. The arrangement allows the factoring company to purchase, without recourse, $55,000,000 of RoweCom France accounts receivable during the period October 1, 2001 to September 30, 2002. The factoring arrangement is structured so that we receive 90% of the face value of the accounts receivable upon sale to the factoring company, with the remaining 10% due to us upon the ultimate collection of the accounts receivable by the factoring company. Our cost for this arrangement is 0.37% of the face value of the sold accounts receivable, which is paid when the accounts receivable are transferred to the factoring company.

       The operations of RoweCom Inc. historically have resulted in cyclical cash flows throughout the year, with the fourth calendar quarter historically resulting in the highest required funding level by RoweCom. The seasonal fourth quarter funding requirements are due to the required publisher payments to publishers in excess of collections from customers.

       During January, February, and March 2002, we used net cash for operating activities of approximately $19 million, $30 million, and $17 million, respectively. Of these amounts, approximately $1 million, $4 million, and $1 million, respectively, related to cash used for non-recurring operating activities, primarily severance of non-continuing employees and termination of contractual obligations of certain acquired companies. Cash activity during the first quarter of 2002 also included a net increase of approximately $7 million related to cash received from acquired companies and borrowings, partially offset by cash paid for acquisitions. The cash activity for the first quarter of 2002 excludes approximately $17 million of RoweCom's domestic collections in excess of publisher disbursements during January, February, and early March that were used for gross paydowns of the Fleet Capital Corporation revolving loan agreement as described above. Our cash flows from operating activities can vary significantly from month to month, depending on the timing of operating cash receipts and payments and other working capital changes, especially accounts receivable, accounts payable, accrued expenses, and other current assets and liabilities. As of March 31, 2002, we had estimated cash and cash equivalents and available for sale securities of approximately $80 million, which included approximately $35 million of current restricted cash.

       Our operating plan depends on us achieving significant increases in revenue and cash receipts and significant decreases in expenses. We expect that our revenue and cash receipts will increase as we continue to integrate the product and service offerings of our acquired businesses, and we intend to decrease some of our operating costs, primarily through workforce and payroll reductions. Based on these forecasts, we believe that our existing unrestricted cash and cash equivalents, accounts receivable, and new cash generated from our operations will be sufficient to fund our operations and capital requirements at least through December 31, 2002. There is a substantial risk, however, that our revenue and cash receipts will not grow at a sufficient rate, and that we will not be able to reduce our expenses to keep them in line with our revenue. If we are unable to meet our revenue and expense management goals, we will need to significantly reduce our workforce, sell certain of our assets, enter into strategic relationships or business combinations, discontinue some or all of our operations, or take other similar restructuring actions. While we expect that these actions would result in a reduction of recurring costs, they also may result in a reduction of recurring revenues and cash receipts. It is also likely that we would incur substantial non-recurring costs to implement one or more of these restructuring actions.

       We are also exploring a number of alternatives to generate cash, including acquiring other entities that have substantial cash balances, selling certain assets, and new debt or equity financings. We do not currently have in place any agreements to provide us any of these sources of funds, and these sources of funds may not be available to us on favorable terms, if they are available to us at all. In addition, any of these transactions also could result in significant equity dilution to the holders of our common stock at the time of the transaction, or later.

       Our outstanding contractual obligations, leasehold commitments, and outstanding debt balances as of December 31, 2001 are set forth in the following tables. These amounts represent amounts due by us for the periods indicated under non-cancelable contracts, leases, and loan arrangements.

                                                          PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                                           -----------------------------------------------------------------
                                                                                                    2005 AND
CONTRACTUAL OBLIGATIONS                       TOTAL         2002           2003         2004         AFTER
                                           --------      --------      --------      --------      --------
Lines of Credit .....................      $ 17,083      $ 17,083      $     --      $     --      $     --
Notes Payable in Cash or Common Stock         4,894         4,894            --            --            --
Other Notes Payable .................        15,439        15,439            --            --            --
Long-Term Debt Payable in Cash or
Common Stock ........................        57,500            --            --            --        57,500
Other Long-Term Debt ................         8,116         2,322         1,982         1,311         2,501
Capital Lease Obligations ...........         2,452         1,114           804           534            --
Operating Leases ....................       171,928        29,473        26,378        24,159        91,918
Other Long-Term Obligations* ........        67,222            --            --        17,222        50,000
Other+ ..............................         6,036         6,036            --            --            --
                                           --------      --------      --------      --------      --------
                    Total ...........      $350,670      $ 76,361      $ 29,164      $ 43,226      $201,919
                                           ========      ========      ========      ========      ========


* Includes obligations under our Alliance Agreement with Microsoft to purchase software products, consulting services, and product support services from Microsoft of $10,112,000 by January 2004; obligations to promote Microsoft Solutions of $4,000,000 by July 2004 and open an accelerator facility in Seattle; and dedicate up to $50,000,000 in capital to projects and acquisitions in the Seattle area with no time period specified. In connection with our acquisition of HostOne in October 2001, we agreed with Microsoft that we would use our best efforts to amend the Alliance

      Agreement to provide, among other things: that we will commit to be a Microsoft.NET partner and develop products and services that are coordinated with Microsoft's products and its .NET strategy; that we will identify other opportunities to promote Microsoft products; and that Microsoft will promote our products and services. In addition, includes an obligation to purchase computer equipment and software, storage solutions, and professional services from Compaq of $3,110,000 by July 2004.


+ Represents the potential net amount due to Mr. Szlam in connection with our acquisition of eshare in October 2001. From April 23, 2002 to April 23, 2003, Mr. Szlam has the right to sell to us, and we have a separate right to buy from Mr. Szlam, up to 11,388,000 shares of our common stock at a price of $0.53 per share. Amounts due as reflected in the table above assume a put by Mr. Szlam.

RECENT ACCOUNTING PRONOUNCEMENTS

       In July 2001, the Financial Accounting Standards Board issued Statement No. 141, Business Combinations , and Statement No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet in order to be recognized and reported apart from goodwill, noting that any purchase price allocable to workforce in place may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. We have adopted the provisions of SFAS No. 141 effective July 1, 2001. We will adopt the provisions of SFAS No. 142 beginning on January 1, 2002.

       In December 2001, the FASB staff issued Topic No. D-103, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred (Topic D-103), which is effective for fiscal years beginning after December 15, 2001. Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense. Comparative financial statements for prior periods must be conformed to this presentation. We currently record rebilled out-of-pocket expenses as an offset to the related expense and, accordingly, effective January 1, 2002, we will change our presentation to reflect rebilled expenses as revenue.

SIGNIFICANT ACCOUNTING POLICIES

       We prepare the consolidated financial statements of divine in conformity with accounting principles generally accepted in the United States of America. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our financial results are as follows:

     Revenue Recognition

       Software transactions are accounted for in accordance with SOP 97-2, Software Revenue Recognition, as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements, such as software products, upgrades/enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software licenses where the separate service elements are not essential to functionality of the other elements is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. When the separate service elements are essential to the functionality of the other elements, software license revenues are recognized according to the contract accounting provisions outlined in SOP 81-1, Accounting for Performance of Construction-Type and Certain Performance-Type Contracts , specifically the percentage-of-completion method. The revenue allocated to post-contract customer support is recognized ratably over the term of the support, and revenue allocated to service elements such as training, installation and customization is recognized as the services are performed.

       The majority of our software license arrangements include flexible contractual provisions that, among other things, allow customers to receive unspecified future software products. Under these arrangements, we recognize revenue attributable to the software products ratably over the term of the license arrangement commencing upon delivery of the currently available software products.

       Revenue from consulting services is provided under fixed price and time and materials contracts. For fixed price contracts, revenue is recorded on the basis of the estimated percentage of completion of services rendered. Losses, if any, on fixed price contracts are recognized when the loss is determined. For time and materials contracts, revenue is recorded at contractually agreed upon rates as the costs are incurred.

       Revenue from equipment sales is recognized upon shipment.

       Revenue generated from subscription orders for third-party publications is recognized over the subscription period.

       Management fees are recognized as revenue over the period of the management service.

       Any significant increase in product failure rates or service quality, and the resulting credit returns or non-payments by customers, could have a material adverse impact on our operating results for the period in which such events could materialize.

     Goodwill and Other Intangible Assets

       We account for our acquisitions of consolidated companies under the purchase method of accounting pursuant to SFAS No. 141, Business Combinations . Other intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their useful lives. Goodwill represents mainly the excess of cost over net assets of acquired businesses that are consolidated. Goodwill and other identifiable intangible assets that do not have determinable useful lives and are not valued separately are not amortized pursuant to SFAS No. 142, Goodwill and Other Intangible Assets .. Goodwill is reviewed for impairment on an ongoing basis. Other identifiable intangible assets consist mainly of developed technology and are generally amortized over two to four years.

       On a continuous basis, but no less frequently than at the end of each quarterly reporting period, we evaluate the carrying value for financial statement purposes of our goodwill and other intangible assets. We account for the impairment of goodwill and other intangible assets in relation to the operating performance and future undiscounted cash flows of the reporting units of the underlying businesses when indications of impairment are present. Such indications of impairment include, but are not limited to, the actual performance of reporting units compared with budgeted performance, layoffs within reporting units and associated facilities impairment charges, if applicable, and market trends.

       Any significant deterioration of the actual or projected cash flows of certain of our businesses, significant changes in the strategic manner or use of our assets, or significant negative industry trends could result in future impairment charges of these businesses.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Equity Price Risk -- At December 31, 2001, we had $3,686,000 of available-for-sale equity securities. These securities represent companies in the Internet and hi-tech sectors, both of which have experienced significant volatility, specifically in the last twenty one months. These investments are at risk in the event of a downturn in the public markets in general or a downturn in their specific sectors. However, these investments accounted for only 0.4% of our total assets at December 31, 2001.

        Interest Rate Risk -- At December 31, 2001, we had $137,046,000 in cash and cash equivalents and restricted cash. A decrease in market rates of interest would have no material effect on the value of these assets, as they are short-term financial instruments with a fair value approximating our cost basis. Cash equivalents consist mainly of money market accounts, short-term treasury bills, and commercial paper. The carrying values of other financial instruments, such as accounts receivable, notes receivable, accounts payable, and notes payable approximate fair value as well because of their short-term nature. The carrying value of long-term debt approximates fair value due to the variable rates at which the underlying notes bear interest.

       At December 31, 2001, we had $84,868,000 of notes payable and long-term debt carried at variable interest rates. A hypothetical 1% change in market rates of interest would not have a material effect on our net loss.

        Foreign Currency Exchange Risk -- Our financial market risk includes risks associated with our acquisition of companies with operations outside the United States. This risk is mainly derived from our fourth quarter acquisitions of eshare, Open Market, Rowecom, and Eprise. Through December 31, 2001, we have recorded a $940,000 foreign currency translation adjustment in other comprehensive income as a result of fluctuations in foreign currency exchange rates. We do not currently engage in any activities for the purpose of hedging foreign currency.

        Impairment Risk -- At December 31, 2001, we had goodwill and other intangible assets of $211,075,000 related almost exclusively to our acquisition of companies in the fourth quarter of 2001. We will assess the net realizable value of the assets acquired from these companies on a regular basis to determine if we have incurred any other than temporary decline in the value of our capital investment. For the year ended December 31, 2001, we incurred $37,864,000 in impairment charges related mainly to the intangible and other assets associated with our investment in consolidated companies, mainly in our software, services, and hosting segment. None of these impairment charges related to the acquisitions that comprise our balance of goodwill and other intangible assets at December 31, 2001. For the year ended December 31, 2001, we also incurred $36,633,000 of impairment charges related to our investment in equity-method and cost-method associated companies in our divine interVentures segment. We have no investments in equity- or cost-basis associated companies reflected on our balance sheet as of December 31, 2001. Finally, for the year ended December 31, 2001, we recorded $25,000,000 of impairment expense related to the write-off of prepaid co-location and bandwidth services and $12,022,000 of impairment expense related to our future commitments under operating leases. We may incur additional impairment charges in future periods.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          INDEX TO FINANCIAL STATEMENTS


                                                                         PAGE
                                                                        -------

DIVINE, INC. AND SUBSIDIARIES

Independent Auditors' Report                                               54

Consolidated Balance Sheets as of December 31, 2001 and 2000               55

Consolidated Statements of Operations for the years ended December
  31, 2001 and 2000 and the period ended December 31, 1999                 56

Consolidated Statements of Stockholders' Equity for the years ended
  December 31, 2001 and 2000 and the period ended December 31, 1999     57 - 60

Consolidated Statements of Cash Flows for the years ended December
  31, 2001 and 2000 and the period ended December 31, 1999                 61

Notes to Consolidated Financial Statements                                 62

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
divine, inc.:

      We have audited the accompanying consolidated balance sheets of divine, inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2001 and 2000, and for the period from May 7, 1999 (inception) through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of divine, inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001 and 2000, and for the period from May 7, 1999 (inception) through December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.



                                        /s/ KPMG LLP


Chicago, Illinois
March 29, 2002

                                  DIVINE, INC.

                           CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                       2001            2000
                                                                   -----------      -----------
                                                                       (IN THOUSANDS, EXCEPT
                                                                        SHARE AND PER SHARE
                                                                               DATA)
                                     ASSETS
Current assets:
  Cash and cash equivalents ..................................     $   104,480      $   252,533
  Restricted cash ............................................          32,566            2,143
  Accounts receivable, less allowance for doubtful accounts
    of $6,983 and $6,863 .....................................         200,833            7,678
  Available-for-sale securities ..............................           3,686           12,404
  Notes receivable ...........................................             332              179
  Prepaid expenses ...........................................          10,495            1,959
  Deferred publisher costs ...................................         238,522               --
  Other current assets .......................................          10,651            4,903
                                                                   -----------      -----------
     Total current assets ....................................         601,565          281,799
Property and equipment, net ..................................          44,335           33,820
Goodwill and other intangible assets, net of accumulated
  amortization of $4,097 and $21,170 .........................         211,075            8,621
Ownership interests in associated companies ..................              --           65,939
Prepaid co-location and bandwidth services ...................              --           25,000
Restricted cash ..............................................           1,075            1,000
Other noncurrent assets ......................................          16,661            4,002
                                                                   -----------      -----------
     Total assets ............................................     $   874,711      $   420,181
                                                                   ===========      ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable ...........................................     $    18,013      $    10,193
  Publisher payables .........................................          70,703               --
  Accrued payroll expenses ...................................          11,658            1,631
  Accrued professional fees ..................................           3,804            2,091
  Current portion of facilities impairment ...................           7,723            2,257
  Current portion of capital leases ..........................             899            2,868
  Notes payable and current portion of long-term debt ........          39,738              521
  Deferred revenue ...........................................         303,663            1,431
  Other accrued expenses and current liabilities .............          65,457            6,579
                                                                   -----------      -----------
     Total current liabilities ...............................         521,658           27,571
Long-term debt ...............................................          63,294              826
Long-term facilities impairment ..............................          22,155            3,006
Capital leases ...............................................           1,293            3,801
Other noncurrent liabilities .................................          14,552              144
Minority interest ............................................              --           16,950
Stockholders' equity:
   Class A common stock, $.001 par value; 2,500,000,000 shares authorized; 371,408,945 and 128,382,154 shares issued;
     365,997,791 and 127,390,478 shares outstanding ..........             366              128
   Class C common stock, $.001 par value; 100,000,000 shares
     authorized; 0 and 6,777,777 shares issued and outstanding              --                7
   Additional paid-in capital ................................       1,171,853          956,110
   Notes receivable from exercise of stock options ...........              --           (5,636)
   Unearned stock-based compensation .........................         (16,654)         (36,641)
   Accumulated other comprehensive loss ......................          (3,861)         (20,011)
   Treasury stock, at cost; 4,077,821 and 741,676 shares .....          (9,639)          (5,592)
   Accumulated deficit .......................................        (890,306)        (520,482)
                                                                   -----------      -----------
     Total stockholders' equity ..............................         251,759          367,883
                                                                   -----------      -----------
     Total liabilities and stockholders' equity ..............     $   874,711      $   420,181
                                                                   ===========      ===========



          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                    PERIOD FROM
                                                                                                    MAY 7, 1999
                                                                                                    (INCEPTION)
                                                                 YEARS ENDED DECEMBER 31,             THROUGH
                                                             --------------------------------       DECEMBER 31,
                                                                 2001               2000               1999
                                                             -------------      -------------      -------------
                                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Revenues:
   Products                                                  $      46,224      $       5,316      $         313
   Services                                                        153,374             38,763                724
                                                             -------------      -------------      -------------
      Total revenues                                               199,598             44,079              1,037
                                                             -------------      -------------      -------------
Operating expenses:
   Cost of revenues:
      Products (exclusive of $57, $123, and $0 of
        amortization of stock-based compensation)                   23,890              4,270                234
      Services (exclusive of $683, $1,151, and $5 of
        amortization of stock-based compensation)                  155,963             35,941                794
                                                             -------------      -------------      -------------
            Total cost of revenues                                 179,853             40,211              1,028
   Selling, general and administrative (exclusive of
     $8,613, $46,367, and $740 of amortization of
     stock-based compensation)                                     176,649            150,444              7,962
   Research and development (exclusive of $314, $428,
     and $2 of amortization of stock-based compensation)            37,004             12,036                133
   Bad debt expense                                                 23,379              6,186                 --
   Amortization of intangible assets                                16,091             21,088                595
   Acquired technology: in-process research and
     development                                                    13,741                 --                 --
   Impairment of intangible and other assets                        37,864             57,626                 --
   Impairment of prepaid co-location and bandwidth
     services                                                       25,000                 --                 --
   Impairment of facilities                                         12,022             10,961                 --
   Amortization of stock-based compensation                          9,667             48,069                747
                                                             -------------      -------------      -------------
            Total operating expenses                               531,270            346,621             10,465
                                                             -------------      -------------      -------------
            Operating loss                                        (331,672)          (302,542)            (9,428)
                                                             -------------      -------------      -------------
Other income (expense):
   Interest income                                                   8,932             15,583              1,589
   Interest expense                                                 (3,681)            (1,857)              (205)
   Other expense, net                                               (4,135)              (301)                --
                                                             -------------      -------------      -------------
            Total other income                                       1,116             13,425              1,384
                                                             -------------      -------------      -------------
   Loss before minority interest, net gain on stock
     transactions of associated companies, equity
     in losses of associated companies, impairment
     of investment in equity method, cost method
     associated companies, and extraordinary gain                 (330,556)          (289,117)            (8,044)
Minority interest                                                    4,270             18,169                 51
Net gain on stock transactions of associated companies                 667              4,375                 --
Equity in losses of associated companies                           (19,604)           (90,621)            (1,414)
Impairment of investment in equity method and cost
  method associated companies                                      (36,633)          (113,125)                --
                                                             -------------      -------------      -------------
            Net loss before extraordinary gain                    (381,856)          (470,319)            (9,407)
Extraordinary gain                                                  12,032                 --                 --
                                                             -------------      -------------      -------------
            Net loss                                              (369,824)          (470,319)            (9,407)
Accretion of redeemable preferred stock dividends                       --             (8,037)                --
Accretion of preferred stock dividends                                  --             (9,070)            (3,520)
Deemed dividends                                                        --            (40,756)                --
                                                             -------------      -------------      -------------
            Net loss applicable to common stockholders       $    (369,824)     $    (528,182)     $     (12,927)
                                                             =============      =============      =============
            Basic and diluted net loss per share before
              extraordinary gain                             $       (2.13)     $       (7.84)     $       (4.59)
            Extraordinary gain                                        0.07                 --                 --
                                                             -------------      -------------      -------------
            Basic and diluted net loss per share
              applicable to common stockholders              $       (2.06)     $       (7.84)     $       (4.59)
                                                             =============      =============      =============
            Shares used in computing basic and diluted
              net loss per share                               179,224,722         67,390,746          2,816,074


          See accompanying notes to consolidated financial statements

                                  DIVINE, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                              NOTES
                                                                                                           RECEIVABLE
                                                                                                              FROM
                                               PREFERRED STOCK          COMMON STOCK          ADDITIONAL    EXERCISE
                                            ---------------------   ---------------------      PAID-IN      OF STOCK
                                              SHARES       AMOUNT     SHARES       AMOUNT      CAPITAL       OPTIONS
                                            -----------    ------   -----------    ------     ----------   ----------

Balance at May 7, 1999 (inception)                   --    $   --            --    $   --     $       --   $       --
  Comprehensive loss:
     Net loss                                        --        --            --        --             --           --
     Total comprehensive loss
Issuance of Class A common stock                     --        --     3,449,956         4             17           --
Issuance of Class B common stock                     --        --     2,041,662         2             10           --
Issuance of Series A-1 preferred stock        9,236,600         9            --        --          2,287           --
Issuance of Series A-2 preferred stock       37,750,000        38            --        --          9,387           --
Issuance of Series B-1 preferred stock        2,712,000         3            --        --          1,341           --
Issuance of Series B-2 preferred stock       20,100,000        20            --        --         10,018           --
Issuance of Series C preferred stock        190,062,125       190            --        --        189,031           --
Exercise of stock options --
  Class A common stock                               --        --       341,658        --          1,537           --
Unearned stock-based compensation                    --        --            --        --         27,408           --
Stock-based compensation                             --        --            --        --             --           --
                                            -----------    ------   -----------    ------     ----------   ----------
Balance at December 31, 1999                259,860,725       260     5,833,276         6        241,036           --
  Comprehensive loss:
     Net loss                                        --        --            --        --             --           --
     Other comprehensive loss:
        Unrealized holding loss during
          the year                                   --        --            --        --             --           --
     Total comprehensive loss
Issuance of Series F preferred stock         11,500,000        11            --        --         14,719           --
Conversion from Class B common stock
  to Class A common stock                            --        --    (2,041,662)       (2)            --           --



                                                                                       ACCUMULATED
                                              UNEARNED                                   OTHER            TOTAL
                                             STOCK-BASED    TREASURY   ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'
                                            COMPENSATION     STOCK       DEFICIT         INCOME           EQUITY
                                            ------------    --------   -----------    -------------    ------------

Balance at May 7, 1999 (inception)          $         --    $     --   $        --    $          --    $         --
  Comprehensive loss:
     Net loss                                         --          --        (9,407)              --          (9,407)
                                                                                                            -------
     Total comprehensive loss                                                                                (9,407)
                                                                                                            -------
Issuance of Class A common stock                      --          --            --               --              21
Issuance of Class B common stock                      --          --            --               --              12
Issuance of Series A-1 preferred stock                --          --            --               --           2,296
Issuance of Series A-2 preferred stock                --          --            --               --           9,425
Issuance of Series B-1 preferred stock                --          --            --               --           1,344
Issuance of Series B-2 preferred stock                --          --            --               --          10,038
Issuance of Series C preferred stock                  --          --            --               --         189,221
Exercise of stock options --
  Class A common stock                                --          --            --               --           1,537
Unearned stock-based compensation                (27,408)         --            --               --              --
Stock-based compensation                             747          --            --               --             747
                                            ------------    --------   -----------    -------------    ------------
Balance at December 31, 1999                     (26,661)         --        (9,407)              --         205,234
  Comprehensive loss:
     Net loss                                         --          --      (470,319)              --        (470,319)
     Other comprehensive loss:
        Unrealized holding loss during
          the year                                    --          --            --          (20,011)        (20,011)
                                                                                                           --------
     Total comprehensive loss                                                                              (490,330)
                                                                                                           --------
Issuance of Series F preferred stock                  --          --            --               --          14,730
Conversion from Class B common stock
  to Class A common stock                             --          --            --               --              (2)


         See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.

                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                              NOTES
                                                                                                           RECEIVABLE
                                                                                                              FROM
                                               PREFERRED STOCK          COMMON STOCK          ADDITIONAL    EXERCISE
                                            ---------------------   ---------------------      PAID-IN      OF STOCK
                                              SHARES       AMOUNT     SHARES       AMOUNT      CAPITAL       OPTIONS
                                            -----------    ------   -----------    ------     ----------   ----------
Conversion of Class A common stock from
  Class B common stock                                --   $   --     2,041,662    $    2     $       --   $       --
Conversion of preferred stock to
  Class A common stock, net of 1/6
  conversion factor                         (271,360,725)    (271)   45,226,788        45            226           --
Conversion of redeemable preferred
  stock to Class A common stock net of
  1/6 conversion factor and capital
  raising costs                                       --       --    35,880,721        36        223,134           --
Issuance of Class C common stock, net
  of offering costs                                   --       --    23,288,511        23        193,440           --
Conversion from Class C common stock to
  Class A common stock                                --       --   (16,510,734)      (17)            --           --
Conversion to Class A common stock from
  Class C common stock                                --       --    16,510,734        17             --           --
Issuance of Class A common stock in
  conjunction with initial public
  offering, net of offering costs                     --       --    14,285,000        14        109,230           --
Issuance of Class A common stock
  exclusive of initial public offering
  shares, net of capital raising costs                --       --     8,527,046         9         73,887           --
Deemed dividends related to beneficial
  conversion feature of Series E & F
  preferred stock                                     --       --            --        --         25,814           --
Deemed dividends related to discount on
  issuance of Class C common stock                    --       --            --        --         14,942           --
Accretion of redeemable preferred
  stock dividends                                     --       --            --        --         (8,037)          --
Issuance of Class A common stock through
  the Employee Stock Purchase Plan                    --       --       425,712         1            762           --
Dilution gain on equity transactions
  by associated companies                             --       --            --        --          1,021           --
Exercise of stock options --
  Class A common stock                                --       --     5,877,670         6         34,651           --



                                                                                       ACCUMULATED
                                              UNEARNED                                   OTHER            TOTAL
                                             STOCK-BASED    TREASURY   ACCUMULATED    COMPREHENSIVE    STOCKHOLDERS'
                                            COMPENSATION     STOCK       DEFICIT         INCOME           EQUITY
                                            ------------    --------   -----------    -------------    ------------
Conversion of Class A common stock from
  Class B common stock                      $         --    $     --   $        --    $          --    $          2
Conversion of preferred stock to
  Class A common stock, net of 1/6
  conversion factor                                   --          --            --               --              --
Conversion of redeemable preferred
  stock to Class A common stock net of
  1/6 conversion factor and capital
  raising costs                                       --          --            --               --         223,170
Issuance of Class C common stock, net
  of offering costs                                   --          --            --               --         193,463
Conversion from Class C common stock to
  Class A common stock                                --          --            --               --             (17)
Conversion to Class A common stock from
  Class C common stock                                --          --            --               --              17
Issuance of Class A common stock in
  conjunction with initial public
  offering, net of offering costs                     --          --            --               --         109,244
Issuance of Class A common stock
  exclusive of initial public offering
  shares, net of capital raising costs                --          --            --               --          73,896
Deemed dividends related to beneficial
  conversion feature of Series E & F
  preferred stock                                     --          --       (25,814)              --              --
Deemed dividends related to discount on
  issuance of Class C common stock                    --          --       (14,942)              --              --
Accretion of redeemable preferred
  stock dividends                                     --          --            --               --          (8,037)
Issuance of Class A common stock through
  the Employee Stock Purchase Plan                    --          --            --               --             763
Dilution gain on equity transactions
  by associated companies                             --          --            --               --           1,021
Exercise of stock options --
  Class A common stock                                --          --            --               --          34,657

          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.

                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                                                         NOTES
                                                                                                                       RECEIVABLE
                                                                                                                          FROM
                                                          PREFERRED STOCK           COMMON STOCK          ADDITIONAL    EXERCISE
                                                          ----------------        -----------------        PAID-IN      OF STOCK
                                                          SHARES    AMOUNT       SHARES       AMOUNT       CAPITAL      OPTIONS
                                                          ------    ------       ------       ------       -------      -------
Issuance of notes receivable to exercise stock
  options ...........................................       --      $ --               --      $ --       $     --     $ (31,154)
Repurchase and retirement of Class A common stock and
reduction of related notes receivable ...............       --        --       (4,434,509)       (4)       (26,513)       25,518
Unearned stock-based compensation ...................       --        --               --        --        106,274            --
Stock-based compensation ............................       --        --               --        --          3,209            --
Recovery of unearned stock-based compensation .......       --        --               --        --        (51,434)           --
Capital raising costs of subsidiaries ...............       --        --               --        --           (250)           --
Payout of fractional shares .........................       --        --             (284)       --             (1)           --
Indirect ownership of shares of the Company's Class A
common stock owned by equity method associated
  companies .........................................       --        --         (741,676)       (1)            --            --
                                                         -----     -----      -----------    ------        -------       -------
Balance at December 31, 2000 ........................       --        --       34,168,255       135        956,110        (5,636)
   Comprehensive loss:
       Net loss .....................................       --        --               --        --             --            --
       Other comprehensive loss:
           Unrealized holding gain ..................       --        --               --        --             --            --
           Less: reclassification
            adjustments of realized losses
            included in net loss ....................
           Foreign currency translation .............       --        --               --        --             --            --
       Total comprehensive loss .....................
Issuance of Class A common stock ....................       --        --      233,895,941       233        206,729            --
Issuance of warrants in conjunction with acquisitions       --        --               --        --          3,804            --
Issuance of warrants to acquire the Company's common
  stock .............................................       --        --               --        --            822            --
Issuance of stock options in conjunction with
  acquisitions ......................................       --        --               --        --         13,636            --
Issuance of Class A common stock through the Employee
Stock Purchase Plan .................................       --        --        1,327,715         1          1,097            --
Issuance of Class A common stock through the exercise
  of stock options ..................................       --        --           41,387        --             19            --

                                                                                                     ACCUMULATED
                                                          UNEARNED                                      OTHER             TOTAL
                                                        STOCK-BASED     TREASURY     ACCUMULATED    COMPREHENSIVE      STOCKHOLDERS'
                                                        COMPENSATION     STOCK         DEFICIT         INCOME            EQUITY
                                                        ------------     -----         -------         ------            ------
Issuance of notes receivable to exercise stock
  options ...........................................    $      --       $   --       $     --        $    --          $ (31,154)
Repurchase and retirement of Class A common stock and
reduction of related notes receivable ...............           --           --             --             --               (999)
Unearned stock-based compensation ...................     (106,274)          --             --             --                 --
Stock-based compensation ............................       44,860           --             --             --             48,069
Recovery of unearned stock-based compensation .......       51,434           --             --             --                 --
Capital raising costs of subsidiaries ...............           --           --             --             --               (250)
Payout of fractional shares .........................           --           --             --             --                 (1)
Indirect ownership of shares of the Company's Class A
common stock owned by equity method associated
  companies .........................................           --       (5,592)            --             --             (5,593)
                                                         ---------       ------       ---------       -------          --------
Balance at December 31, 2000 ........................      (36,641)      (5,592)      (520,482)       (20,011)           367,883
   Comprehensive loss:
       Net loss .....................................           --           --       (369,824)            --           (369,824)
       Other comprehensive loss:
           Unrealized holding gain ..................           --           --             --          4,809              4,809
           Less: reclassification
            adjustments of realized losses
            included in net loss ....................                                                  12,281             12,281
           Foreign currency translation .............           --           --             --           (940)              (940)
                                                                                                                        --------
       Total comprehensive loss .....................                                                                   (353,674)
                                                                                                                        --------
Issuance of Class A common stock ....................           --           --             --             --            206,962
Issuance of warrants in conjunction with acquisitions           --           --             --             --              3,804
Issuance of warrants to acquire the Company's common
  stock .............................................           --         (822)            --             --                 --
Issuance of stock options in conjunction with
  acquisitions ......................................           --           --             --             --             13,636
Issuance of Class A common stock through the Employee
Stock Purchase Plan .................................           --           --             --             --              1,098
Issuance of Class A common stock through the exercise
  of stock options ..................................           --           --             --             --                 19



          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.

                        (IN THOUSANDS, EXCEPT SHARE DATA)




                                                                                                                NOTES
                                                                                                              RECEIVABLE
                                                                                                                 FROM
                                                 PREFERRED STOCK           COMMON STOCK         ADDITIONAL     EXERCISE
                                                 ----------------       ------------------       PAID-IN       OF STOCK
                                                  SHARES  AMOUNT        SHARES      AMOUNT       CAPITAL       OPTIONS
                                                  ------  ------        ------      ------       -------       -------


Conversion from Class C common stock to
  Class A common stock ......................       --    $ --        (6,777,777)    $ (7)     $       --      $    --
Conversion to Class A common stock from
  Class C common stock ......................       --      --         6,777,777        7              --           --
Dilution loss on equity transactions by
  associated companies ......................       --      --                --       --             (38)          --
Repurchase and retirement of Class A
  common stock ..............................       --      --           (99,362)      --             (64)          --
Non-cash executive compensation .............       --      --                --       --              --        2,306
Stock-based compensation ....................       --      --                --       --             132           --
Issuance of stock awards ....................       --      --                --       --             279           --
Repayment of notes receivable from exercise
  of stock options ..........................       --      --                --       --              --          260
Impairment write-off of notes receivable
  from exercise of stock options ............       --      --                --       --              --        3,070
Unearned stock-based compensation ...........       --      --                --       --              --           --
Recovery of unearned stock-based compensation       --      --                --       --         (10,673)          --
Purchase of treasury stock, at cost, and
  recovery of shares from escrow ............       --      --        (3,336,145)      (3)             --           --
                                                   ---    ----       -----------     ----      ----------      -------
Balance at December 31, 2001 ................       --    $ --       365,997,791     $366      $1,171,853      $    --
                                                   ===    ====       ===========     ====      ==========      =======



                                                                                                ACCUMULATED
                                                     UNEARNED                                      OTHER            TOTAL
                                                   STOCK-BASED     TREASURY    ACCUMULATED     COMPREHENSIVE    STOCKHOLDERS
                                                   COMPENSATION     STOCK        DEFICIT           INCOME          EQUITY
                                                   ------------     -----        -------           ------          ------
Conversion from Class C common stock to
  Class A common stock ......................        $     --      $    --      $      --         $    --       $      (7)
Conversion to Class A common stock from
  Class C common stock ......................              --           --             --              --               7
Dilution loss on equity transactions by
  associated companies ......................              --           --             --              --             (38)
Repurchase and retirement of Class A
  common stock ..............................              --           --             --              --             (64)
Non-cash executive compensation .............              --           --             --              --           2,306
Stock-based compensation ....................           9,535           --             --              --           9,667
Issuance of stock awards ....................              --           --             --              --             279
Repayment of notes receivable from exercise
  of stock options ..........................              --           --             --              --             260
Impairment write-off of notes receivable
  from exercise of stock options ............              --           --             --              --           3,070
Unearned stock-based compensation ...........            (221)          --             --              --            (221)
Recovery of unearned stock-based compensation          10,673           --             --              --              --
Purchase of treasury stock, at cost, and
  recovery of shares from escrow ............              --       (3,225)            --              --          (3,228)
                                                     --------    -------      ---------         -------         ---------
Balance at December 31, 2001 ................        $(16,654)   $(9,639)     $(890,306)        $(3,861)        $ 251,759
                                                     ========    =======      =========         =======         =========


          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                                       PERIOD FROM
                                                                                                                       MAY 7, 1999
                                                                                                                       (INCEPTION)
                                                                                   YEARS ENDED DECEMBER 31,              THROUGH
                                                                                   ------------------------            DECEMBER 31,
                                                                                   2001                2000               1999
                                                                                   ----                ----               ----
                                                                                                  (IN THOUSANDS)
Cash flows from operating activities:
   Net loss ...........................................................          $(369,824)          $(470,319)        $  (9,407)
   Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation and amortization ...................................             29,661              27,266               693
      Acquired technology: in-process research and development ........             13,741                  --                --
      Extraordinary gain ..............................................            (12,032)                 --                --
      Stock-based compensation ........................................              9,667              48,069               747
      Noncash compensation expense from the forgiveness of notes
       receivable from the exercise of stock options ..................              2,310                  --                --
      Other noncash compensation expense ..............................                654                  --                --
      Bad debt expense ................................................             23,379               6,186                --
      Equity in losses of associated companies ........................             19,604              90,621             1,414
      Net gain on stock transactions of associated companies ..........               (667)             (4,375)               --
      Impairment charges ..............................................            111,519             181,712                --
      Minority interest ...............................................             (4,270)            (18,169)              (51)
      Gain on the sale of assets ......................................               (539)                 --                --
      Realized loss on other than temporary impairment of available-
       for-sale securities, net .......................................             12,280                  --                --
      Realized gain on sale of associated companies ...................             (7,397)                 --                --
      Changes in assets and liabilities, excluding effects from
         acquisitions:
           Restricted cash ............................................            (30,923)             (3,143)               --
           Accounts receivable ........................................             (6,801)            (10,031)             (577)
           Deferred offering costs ....................................                 --               1,612            (1,612)
           Prepaid expenses ...........................................             (2,913)             (1,047)              (27)
           Deferred publisher costs ...................................           (190,885)                 --                --
           Other current assets .......................................             (3,371)             (8,942)             (462)
           Accounts payable ...........................................              2,729              (1,672)            2,641
           Publisher payables .........................................             35,198                  --                --
           Accrued expenses and other liabilities .....................             (5,652)              7,554             5,816
           Deferred revenue ...........................................            136,660                 886               121
                                                                                  --------            --------          --------
              Net cash used in operating activities ...................           (237,872)           (153,792)             (704)
                                                                                  --------            --------          --------
Cash flows from investing activities:
   Additions to property and equipment ................................            (11,781)            (45,676)           (2,636)
   Acquisitions, deconsolidation, and divestiture of ownership
    interests in associated companies, including cash acquired ........             86,348            (174,002)          (43,238)
   Capitalized acquisition costs ......................................            (16,830)                 --                --
   Sale of ownership interests in associated companies ................             26,247               1,990                --
   Purchase of available-for-sale securities ..........................                 --              (4,181)               --
   Proceeds from the sale of property and equipment ...................              1,357                  --                --
   Purchase of real estate options ....................................             (5,750)                 --                --
   Net issuance (repayment) on notes receivable .......................               (131)              3,936            (4,075)
                                                                                  --------            --------          --------
              Net cash provided by (used in) investing activities .....             79,460            (217,933)          (49,949)
                                                                                  --------            --------          --------
Cash flows from financing activities:
   Proceeds from the issuance of preferred stock, net of issuance costs                 --             230,720           211,924
   Proceeds from initial public offering, net of issuance costs .......                 --             109,244                --
   Proceeds from private placements concurrent with initial public
       offering .......................................................                 --             218,597                --
   Net repayments of notes payable to associated companies ............                 --            (101,187)               --
   Proceeds from issuance of notes payable ............................             17,605                  --                --
   Change in current notes receivable .................................             (1,571)                 --                --
   Issuance of shares under Employee Stock Purchase Plan ..............              1,098                 763                --
   Proceeds from the issuance of common stock, net of issuance costs ..                 --                  --                33
   Issuance of long-term debt .........................................                 --               2,643                --
   Repayment of long-term debt ........................................               (421)             (2,140)               --
   Proceeds from the exercise of stock options ........................                 19               4,261             1,537
   Repurchase and cancellation of exercised stock options .............                (64)             (1,233)               --
   Purchase of treasury stock and cash placed in escrow for future
     purchase of treasury stock .......................................             (5,627)                 --                --
   Capital raising costs of subsidiaries and payment of fractional
      shares ..........................................................                 --                (251)               --
   Proceeds from repayments of notes receivable from the exercise of
      stock options ...................................................                260                  --                --
                                                                                  --------            --------          --------
              Net cash provided by financing activities ...............             11,299             461,417           213,494
                                                                                  --------            --------          --------
Effect of exchange rates on cash ......................................               (940)                 --                --
Net (decrease) increase in cash and cash equivalents ..................           (148,053)             89,692           162,841
Cash and cash equivalents at beginning of period ......................            252,533             162,841                --
                                                                                  --------            --------          --------
Cash and cash equivalents at end of period ............................          $ 104,480           $ 252,533         $ 162,841
Supplemental disclosures:                                                        =========           =========         =========
   Interest paid ......................................................          $   1,142           $   1,467         $      27
   Noncash financing and investing activities:
      Issuance of notes payable, common stock, options, and warrants
        in conjunction with acquisitions ..............................            284,415              85,316            22,500
      Repayment of note payable from issuance of common stock .........              6,875                  --                --
      Issuance of notes receivable from exercise of stock options .....                 --              31,154                --
      Retirement of notes receivable from exercise of stock options ...                 --              25,518                --
      Issuance of stock in exchange for service credit or stock .......                 --              40,317               400



          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   Description of Business

      divine interVentures, inc. (the Company) was incorporated in the State of Delaware on May 7, 1999 and commenced operations on June 30, 1999. The Company began by engaging in business-to-business e-commerce through a community of associated companies in which it invested. From September 30, 1999 to December 31, 2000, the Company acquired interests in 40 associated companies and established a total of 13 associated companies whose opportunities were consistent with the Company's business strategy.

      In February 2001, the Company announced its strategy to focus primarily on extended enterprise solutions, and changed its name to divine, inc. Since then, interests in the Company's associated companies that provide products and/or services consistent with the Company's core business strategy are no longer reflected separately but have become integrated into the Company's core business strategy and operating model as a fully integrated set of products and services. The Company's other associated companies, offering software and services focused on e-commerce and vertical markets, have been included in the Company's divine interVentures segment since December 31, 2000. As of December 31, 2001, the Company has completely written off its investments in the associated companies in the divine interVentures portfolio, other than amounts included in available-for-sale securities.

      divine is a service and software company focused on solutions for the extended enterprise. divine helps its clients maximize profits through better collaboration, interaction, and knowledge sharing throughout the entire value chain, including suppliers, partners, employees, and customers. The Company facilitates its customers' integration of advanced enterprise Web solutions with their business strategies and existing infrastructures by providing a combination of professional services, Web-based technology, and managed applications capabilities. The Company focuses its offerings on Global 5000 and high-growth middle market firms and services customers located mainly in the United States and throughout North America, Europe, Asia, and Australia.

      (b)   Principles of Consolidation

      As discussed above, the Company has held ownership interests in many associated companies since its inception. Under the Company's new strategic focus, the Company's acquisitions are almost exclusively acquisitions of 100% of the stock of certain companies that fit its operating strategy. The following discussion regarding the principles of consolidation is meant to explain how the Company accounted for investments in associated companies focused on e-business and vertical markets, which accounted for the majority of the Company's consolidated operations in 1999 and 2000. These companies were considered part of the Company's divine interVentures portfolio throughout 2001. The significance of the operations of these associated companies on the consolidated operations of the Company decreased throughout 2001, and as of December 31, 2001, the Company has completely written off its investments in the associated companies in its divine interVentures portfolio, other than amounts included in available-for-sale securities.

      Consolidation. Associated companies in which the Company owns, directly or indirectly, more than 50% of the outstanding voting power are accounted for under the consolidation method of accounting. Under this method, an associated company's results of operations are reflected within the Company's consolidated statements of operations from the acquisition date forward. Earnings or losses

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

attributable to other stockholders of a consolidated associated company are identified as "minority interest" in the Company's consolidated statements of operations. Minority interest adjusts the Company's consolidated net results of operations to reflect only its share of the earnings or losses of an associated company. Transactions between the Company and its consolidated associated companies are eliminated in consolidation.

      Equity Method. Associated companies in which the Company owns 50% or less of the outstanding voting power, but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an associated company depends on an evaluation of several factors including, among other things, representation on the associated company's board of directors, ownership percentage and voting rights associated with the Company's holdings in the associated company. If the Company owns at least 20%, but not more than 50%, of the outstanding voting power of an associated company, the Company accounts for its interests under the equity method. Under the equity method of accounting, associated companies' results of operations are not reflected within the Company's consolidated operating results. However, the Company's share of the earnings or losses of these associated companies, from the acquisition date forward, is identified as "equity in losses of associated companies" in the Company's consolidated statements of operations.

      The amount by which the Company's carrying value exceeds its share of the underlying net assets of associated companies accounted for under the equity method of accounting is amortized on a straight-line basis over three years, which the Company believes to be the minimum number of years for which the associated companies will be successfully implementing their business plans, based on various factors such as their revenue models and technology, and the industries in which they operate. This amortization adjusts the Company's share of the "equity in losses of associated companies" in the Company's consolidated statements of operations.

      Cost Method. Associated companies not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the earnings and losses of these companies is not included in the Company's consolidated statements of operations.

      The Company records its ownership interest in equity securities of its associated companies accounted for under the cost method at cost, unless the securities have readily determinable fair values based on quoted market prices, in which case these interests would be accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

      (c)   Cash Equivalents

      The Company considers all highly liquid instruments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 2001 are invested principally in money market accounts, short-term treasury bills, and commercial paper.

      (d)   Concentration of Credit Risk

      The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents. The Company maintains its cash accounts with various banks. The total domestic cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank. In addition, a significant portion of the cash held by

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


the Company in domestic brokerage accounts at December 31, 2001 is protected with coverage provided through commercial insurers. The Company had uninsured cash and cash equivalents at December 31, 2001 of $103,653,000.

      (e)   Financial Instruments

      Cash equivalents, accounts receivable, notes receivable, prepaid expenses, deferred publisher costs, accounts payable, publisher payables, accrued expenses, deferred revenue, and notes payable are carried at cost which approximates fair value due to the short-term maturity of these instruments. Long-term debt is carried at cost which approximates fair value due to the variable rates at which the underlying notes bear interest.

      (f)   Property and Equipment

      Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which are generally forty years for buildings, twelve years for machinery and equipment, seven years for furniture and fixtures, and three years for computer equipment and software. Amortization of leasehold improvements is computed over the shorter of the lease term or estimated useful life of the assets.

      (g)   Software Development Costs

      Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development costs, and expensed as incurred. Once technological feasibility has been determined, material costs incurred in the construction phase of software development, including coding and testing, and product quality assurance, are to be capitalized. To date, no software development costs have been capitalized as technological feasibility has been achieved substantially concurrent with the general release of the Company's software products.

      (h)   Software Developed for Internal Use

      The Company expenses costs related to the development of software for internal use. Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, does not materially affect the Company.

      (i)   Web Site Development Costs

      The Company expenses costs incurred for web site development. Emerging Issues Task Force (EITF) Issue No. 00-2, Accounting for Web Site Development Costs, does not materially affect the Company.

      (j)   Revenue Recognition

      Software transactions are accounted for in accordance with SOP 97-2, Software Revenue Recognition, as amended. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements, such as software products, upgrades/enhancements, post-contract customer support, installation and training to be allocated to each element based on the relative fair values of the elements. The revenue allocated to software licenses where the separate service elements are not essential to functionality of the other elements is generally recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and divine, inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


collectibility is probable. When the separate service elements are essential to the functionality of the other elements, software license revenues are recognized according to the contract accounting provisions outlined in SOP 81-1, Accounting for Performance of Construction-Type and Certain Performance-Type Contracts, specifically the percentage-of-completion method. The revenue allocated to post-contract customer support is recognized ratably over the term of the support, and revenue allocated to service elements such as training, installation and customization is recognized as the services are performed.

      The majority of the Company's software license arrangements include flexible contractual provisions that, among other things, allow customers to receive unspecified future software products. Under these arrangements, the Company recognizes revenue attributable to the software products ratably over the term of the license arrangement commencing upon delivery of the currently available software products.

      Revenue from consulting services is provided under fixed price and time and materials contracts. For fixed price contracts, revenue is recorded on the basis of the estimated percentage of completion of services rendered. Losses, if any, on fixed price contracts are recognized when the loss is determined. For time and materials contracts, revenue is recorded at contractually agreed upon rates as the costs are incurred.

      Revenue from equipment sales is recognized upon shipment.

      Revenue generated from subscription orders for third-party publications is recognized over the subscription period.

      Management fees are recognized as revenue over the period of the management service.

      (k)   Goodwill and Other Intangible Assets

      The Company accounts for its acquisitions of consolidated companies under the purchase method of accounting pursuant to SFAS No. 141, Business Combinations. Other intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their useful lives. Goodwill represents mainly the excess of cost over net assets of acquired businesses that are consolidated. Goodwill and other identifiable intangible assets that do not have determinable useful lives and are not valued separately are not amortized pursuant to SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is reviewed for impairment on an ongoing basis. Other identifiable intangible assets consist mainly of developed technology and are generally amortized over two to four years.

      Prior to its adoption of SFAS No. 141 on July 1, 2001, the Company accounted for its acquisitions and the related amortization of goodwill and other intangible assets under Accounting Principles Board Opinion No. 16, Business Combinations (APB No. 16). Under APB No. 16, the Company amortized all of its goodwill and other intangible assets over two or three years. The Company continued to amortize, through December 31, 2001, its remaining goodwill and other intangible assets resulting from business combinations occurring prior to July 1, 2001.

      For the years ended December 31, 2001 and 2000, and for the period ended December 31, 1999, the Company recorded amortization expense of $12,757,000, $51,640,000, and $1,121,000, respectively, related to goodwill and certain intangible assets, as well as net excess investment over the equity in net assets of equity-method associated companies, that are no longer being amortized in accordance with SFAS No. 142. Had the Company not recorded these amortization expenses, net loss before extraordinary gain would have been $369,099,000 for the year ended December 31, 2001. Net loss divine, inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


applicable to common stockholders for the years ended December 31, 2001 and 2000, and for the period ended December 31, 1999 would have been $357,067,000, $476,542,000, and $4,806,000, respectively. Net loss per share applicable to common stockholders would have been $(1.99), $(7.07), and $(4.19), respectively.

      (l)   Impairment Valuation

      On a continuous basis, but no less frequently than at the end of each quarterly reporting period, the Company evaluates the carrying value for financial statement purposes of its goodwill and other intangible assets. The Company accounts for the impairment of goodwill and other intangible assets in relation to the operating performance and future undiscounted cash flows of the reporting units of the underlying businesses when indications of impairment are present. Such indications of impairment include, but are not limited to, the actual performance of reporting units compared with budgeted performance, layoffs within reporting units and associated facilities impairment charges, if applicable, and market trends.

      (m)   Gain or Loss on Issuance of Stock by Associated Companies

      Pursuant to SEC Staff Accounting Bulletin No. 84, at the time an associated company accounted for under the consolidation or equity method issues its stock at a price different from the associated company's book value per share, the Company's share of the associated company's net equity changes. If at that time, the associated company is not a newly formed, non-operating entity, nor a research and development start-up or development stage company, nor is there question as to the associated company's ability to continue in existence, the Company records the change in its share of the associated company's net equity as a gain or loss in its consolidated statements of operations. Otherwise, the Company records the change in its share of the associated company's net equity as an increase or decrease in its additional paid-in capital.

      (n)   Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      (o)   Stock Options

      SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees , and related interpretations. Accordingly, compensation cost of stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the option exercise price and is charged to operations over the vesting period. Income tax benefits attributable to stock options exercised are credited to additional paid-in capital.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


      (p)   Net Loss Per Share

      Net loss per share is calculated in accordance with SFAS No. 128, Earnings per Share . Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. The dilutive effect of common stock equivalents and convertible preferred stock is included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive. Because the Company reported a net loss for all periods presented, potentially dilutive securities have not been included in the shares used to compute net loss per share.

      Had the Company reported net income for the year ended December 31, 2001, the weighted average number of shares outstanding would have potentially been diluted by 29,553,095 common equivalent shares, assuming the exercise of all outstanding stock options and by 1,707,634 common equivalent shares, assuming the exercise of all outstanding warrants.

      Had the Company reported net income for the year ended December 31, 2000, the weighted average number of shares outstanding would have potentially been diluted by 41,631,000 common equivalent shares, assuming the conversion of preferred stock from the date of issuance of that preferred stock. All preferred stock of the Company was converted into common stock upon the completion of the Company's initial public offering on July 18, 2000. Had the Company reported net income for the year ended December 31, 2000, the weighted average number of shares outstanding would have potentially been further diluted by 3,189,000 common equivalent shares, assuming the exercise of stock options.

      Had the Company reported net income for the period ended December 31, 1999, the weighted average number of shares outstanding would have potentially been diluted by 14,992,500 common equivalent shares, assuming the conversion of preferred stock and an additional 619,000 common stock equivalent shares, assuming the exercise of stock options.

      (q)   Comprehensive Income (Loss)

      Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net income (loss), the Company's source of comprehensive income (loss) is from net unrealized appreciation (depreciation) on its available-for-sale securities and from net gain (loss) on foreign currency translation. The Company reports comprehensive income (loss) in the consolidated statements of stockholders' equity.

      (r)   Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      (s)   Reclassifications

      Certain reclassifications of prior period amounts have been made to conform to current period presentations.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


      (t)   Foreign Currency Translation

      Since the Company does business in foreign countries, fluctuations in exchange rates of various foreign currencies affect the Company's financial position and results of operations. Assets and liabilities of foreign subsidiaries are translated to U.S. dollars using the exchange rates in effect at the end of the reporting period. The revenue and expense accounts of foreign subsidiaries are translated to U.S. dollars at the average exchange rates for the reporting period. The gains or losses that result from translation are shown in accumulated other comprehensive income (loss) in the stockholders' equity section of the balance sheet.

(2)   ACCOUNTS RECEIVABLE

      Net accounts receivable consist of the following:

                                                                                      DECEMBER 31,
                                                                                ------------------------
                                                                                  2001            2000
                                                                                ---------       --------
                                                                                     (IN THOUSANDS)
Accounts receivable ...............................................             $ 207,816       $ 14,541
Allowance for doubtful accounts ...................................                (6,983)        (6,863)
                                                                                ---------       --------
                                                                                $ 200,833       $  7,678
                                                                                =========       ========

      The Company sells to customers in a wide variety of industries and markets throughout the world. Receivables arising from these sales are generally not collateralized. Adequate provisions have been recorded for uncollectible receivables. There are no significant concentrations of credit risk.

      The Company has an agreement under which one of its foreign subsidiaries sells certain of its trade accounts receivable. The factoring company has the risk of credit loss on the receivables and accordingly, there is no allowance for doubtful accounts related to these receivables on the Company's consolidated balance sheets.

      Activity in the allowance for doubtful accounts is summarized as follows:

                                                     YEARS ENDED DECEMBER 31,    PERIOD ENDED
                                                     ------------------------     DECEMBER 31,
                                                        2001        2000             1999
                                                        ----        ----             ----
                                                               (IN THOUSANDS)
Beginning balance .........................          $   6,863     $   587           $  --
Balance acquired from acquisitions ........             19,787         606             587
Bad debt expense ..........................             23,378       6,186              --
Write-offs ................................            (43,045)       (516)             --
                                                       -------        ----           -----
Ending balance ............................          $   6,983     $ 6,863           $ 587
                                                     =========     =======           =====

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(3)   PROPERTY AND EQUIPMENT

      Property and equipment are summarized as follows:

                                                                 DECEMBER 31,
                                                         --------------------------
                                                            2001           2000
                                                         ---------       ---------
                                                                (IN THOUSANDS)
Land and land improvements .........................     $   9,873       $   9,750
Buildings ..........................................         3,491              --
Machinery and equipment ............................         1,772           7,543
Computer equipment and software ....................        22,565          17,775
Office equipment and furniture .....................         7,615           1,622
Construction in progress ...........................           115              94
Leasehold improvements .............................        13,453           6,289
                                                         ---------       ---------
                                                            58,884          43,073
Less accumulated depreciation and amortization .....       (14,549)         (9,253)
                                                         ---------       ---------
                                                         $  44,335       $  33,820
                                                         =========       =========

(4)   GOODWILL AND OTHER INTANGIBLE ASSETS

      Goodwill and other intangible assets are summarized as follows:

                                                                       DECEMBER 31,
                                                               --------------------------
                                                                  2001            2000
                                                               ----------      ----------
                                                                     (IN THOUSANDS)
Goodwill ............................................          $  157,247      $   11,860
Developed technology ................................              57,310          10,079
Customer lists ......................................                  --           5,570
Workforce in place ..................................                  --           1,620
Other intangible assets .............................                 615             662
                                                               ----------      ----------
                                                                  215,172          29,791
Less accumulated amortization .......................              (4,097)        (21,170)
                                                               ----------      ----------
                                                               $  211,075      $    8,621
                                                               ==========      ==========

      At December 31, 2001 the Company had $54,370,000 of amortizable intangible assets, consisting of developed technology and other intangible assets. The Company expects to amortize these intangible assets as follows: 2002 -- $14,539,000; 2003 -- $14,539,000; 2004 -- $14,292,000; and 2005 -- $11,000,000.

(5)   BUSINESS COMBINATIONS

      1999 Business Combinations Activity

      On October 14, 1999, the Company acquired 1.9% of Neoforma.com, Inc. (Neoforma) for $6,000,000. Neoforma provides business-to-business e-commerce services in the medical products market.

      On October 29, 1999, the Company acquired 2.1% of NTE, Inc. (formerly The National Transportation Exchange, Inc.) (NTE) for $750,000. NTE offers an electronic marketplace that aggregates suppliers and buyers of freight transportation capacity. On January 5, 2000, the Company

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

paid $5,112,665 to acquire an additional 3.2% of NTE, thereby increasing the Company's ownership percentage of NTE to 5.3%.

      On October 29, 1999, the Company acquired 0.9% of comScore, Inc., (comScore) for $200,208. ComScore is a company that provides online consumer behavior data and related consulting services.

      On November 8, 1999, the Company paid $2,000,000 and issued a promissory note for $4,000,000 for 26.5% of Whiplash, Inc. (Whiplash), which provided a Web-based global distribution system to improve the efficiency and profitability of sellers in the leisure travel market space. The promissory note carried interest at 6%. The first $2,000,000 installment was paid on December 31, 1999 and the second $2,000,000 installment was paid in March 2000. In addition, during the second quarter of 2000, the Company paid $1,250,000 in cash and issued a note for $1,250,000 to obtain an additional interest in Whiplash. Whiplash ceased all meaningful operations in the fourth quarter of 2000.

      On November 19, 1999, the Company acquired 1.1% of Commerx, Inc. (Commerx) for $2,500,000. Commerx provides vertical online marketplaces for industrial markets.

      On November 19, 1999, the Company paid $4,905,275 for 97% of mindwrap, inc. (mindwrap) and their OPTIX software, which provides document imaging, management and control to laser disk technology. As part of this acquisition, $694,529 of debt owed by mindwrap to its parent company was forgiven.

      On November 23, 1999, the Company paid $5,000,000 and issued a promissory note for $10,000,000 for 37.4% of PocketCard Inc. (PocketCard), which provided businesses and individuals with debit cards that allowed real-time funding over the Internet. The promissory note carried interest at 8%. The note was paid in $5,000,000 installments in February and March 2000. PocketCard ceased all meaningful operations in the fourth quarter of 2000.

      On November 23, 1999, the Company acquired 8.3% of Sequoia Software Corporation (Sequoia) for $5,000,000. Sequoia provides Internet infrastructure software to proprietary web sites designed as market makers. In February 2001, the Company distributed 126,497 of its shares of Sequoia Software Corporation to certain employees who participated in the Company's incentive compensation program. This distribution decreased the Company's ownership interest in Sequoia to 7.5%. In April 2001, the Company tendered its 2,335,000 shares of Sequoia Software Corporation as part of a previously announced acquisition of Sequoia by Citrix Systems, Inc. In May 2001, the Company received $13,174,000 for these shares, which resulted in a realized gain of $6,611,000 included within other income in the consolidated statements of operations.

      On November 23, 1999, the Company paid $500,000 for 63.8% of i-Street, Inc., which is a business-to-business media company and news portal focused on the Internet and technology businesses in Chicago and the Midwest. In January 2001, the Company restructured its ownership interest in i-Street, such that the Company's voting ownership in i-Street was reduced to 25.1%. As a result, beginning in January 2001, i-Street was accounted for under the equity method of accounting, whereas it had previously been consolidated. In July 2001, the Company exchanged all of its outstanding preferred securities in i-Street for 36,222 shares of common stock of i-Street. The Company now holds an ownership interest of 10.0% in i-Street.

      On November 23, 1999, the Company paid $867,000 for a 43.0% interest in Entrepower, Inc. (Entrepower), which was an on-line recruiting service provider. Entrepower ceased all meaningful operations in the fourth quarter of 2000.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


      On December 8, 1999, the Company paid $7,500,000 and issued a promissory note for $7,500,000 to purchase 76.9% of LiveOnTheNet.com, Inc. (LiveOnTheNet), which offers proprietary technology for webcasting live events online. This promissory note carried interest at the prime rate as recorded in the Wall Street Journal (8.5% at December 31, 1999) and was paid in full in June 2000. As part of this acquisition, $4,514,000 of debt owed by LiveOnTheNet to its parent company was forgiven.

      On December 8, 1999, the Company acquired 44.1% of OpinionWare.com, Inc. (OpinionWare) for $2,000,000. OpinionWare provides technology that allows businesses to gather and analyze the opinions of large public and private online communities. In addition, during the second quarter of 2000, the Company paid $5,000,000 in cash to obtain an additional interest in OpinionWare. On April 30, 2000, the Company changed its method of accounting for its investment in OpinionWare from the equity method to the consolidation method due to the Company's additional investment.

      On December 10, 1999, the Company acquired 31.8% of Outtask.com Inc. (Outtask) for $4,000,000 and a promissory note for $3,000,000. The promissory note carried an interest rate of 8.5% and was paid in March 2000. Outtask provides business-to-business e-commerce applications and services to technology and Internet companies. In February 2001, the Company contributed $4,000,000 to Outtask.com, Inc. As a result of this contribution, the Company's ownership in Outtask was increased to 34.2%.

      2000 Business Combination Activity

      On January 11, 2000, the Company acquired 51.3% of BeautyJungle.com, Inc. (BeautyJungle) for $10,000,000. Subsequently on March 13, 2000, the Company acquired an additional interest in BeautyJungle for $8,000,000, which increased the Company's ownership percentage of BeautyJungle to 61.2%. BeautyJungle offered an electronic marketplace for buyers and sellers of beauty products, but ceased all meaningful operations in the third quarter of 2000.

      On January 24, 2000, the Company acquired 54.3% of bid4real.com, inc., (bid4real) for $7,000,000. bid4real provided a forum on which real estate auctions are conducted on-line. bid4real ceased all meaningful operations in June 2001.

      On January 28, 2000, the Company paid $1,000,000 and issued a promissory note for $9,000,000 for 48.8% of iFulfillment, Inc., which provided fulfillment and inventory management services to businesses selling products over the Internet. The promissory note carried interest at 8.5% and was paid in installments through May 2000. In addition, during the third and fourth quarters of 2000, the Company paid $9,000,000 in cash to obtain an additional interest in iFulfillment. On August 1, 2000, the Company changed its method of accounting for its investment in iFulfillment from the equity method to the consolidation method due to the Company's additional investment. iFulfillment ceased all meaningful business operations in the fourth quarter of 2001. As a result, the Company received a distribution in bankruptcy of $215,000 in January 2002 related to its investment in iFulfillment.

      On January 31, 2000, the Company paid $3,000,000 and issued a promissory note for $2,000,000 for 70.0% of ViaChange.com, Inc., which provides a forum on which auctions of products in capital markets are conducted on-line. The promissory note carried interest at 8.0% and was paid in May 2000. In November 2001, the Company's ownership interest in ViaChange was extinguished and replaced with a warrant to purchase 30.0% of the common stock of ViaChange.

      On February 1, 2000, the Company paid $11,500,000 and issued 500,000 shares of its series F preferred stock (with a fair value of $4.80 per share) for 42.7% of closerlook, inc., a strategy, design and technology firm that delivers communication, marketing and software solutions to bring its clients

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


closer to their customers. The Company placed an additional $1,500,000 and 1,500,000 shares of its series F preferred stock into escrow, which was returned to the Company because closerlook did not meet certain predetermined revenue goals for 2000. The 1,500,000 shares of series F preferred stock, which have since been converted to 250,000 shares of the Company's class A common stock, were cancelled in June 2001. In June 2001, the Company sold back its interest in closerlook for nominal consideration.

      On February 3, 2000, the Company acquired 36.3% of iSalvage.com, Inc., (iSalvage) for $6,500,000. iSalvage provided an electronic marketplace for recycled and rebuilt automotive parts. In February 2001, iSalvage.com, Inc., ceased all meaningful business operations. The Company wrote down the carrying value of its investment in iSalvage to $72,000 in 2000. In March 2001, the Company received $194,000, representing its share of the first cash distribution in the liquidation of iSalvage. In July 2001, the Company received $44,000, representing its share of the final cash distribution.

      On February 4, 2000, the Company paid $5,000,000 and issued a promissory note for $4,000,000 for 32.3% of Xippix, Inc., which provided technology that allows high-resolution imaging for companies' web sites. The promissory note carried interest at 8.0% and was paid in May 2000. In addition, during the second quarter of 2000, the Company paid $1,242,000 in cash to obtain an additional interest in Xippix. In April 2001, Xippix, Inc. ceased all meaningful business operations.

      On February 8, 2000, the Company acquired 25.0% of Martin Partners, L.L.C. (Martin Partners) for $1,670,883. Martin Partners is an executive search firm which focuses on e-commerce and technology companies. In November 2000, the Company sold its interest in Martin Partners back to the principals of Martin Partners for a price equal to the Company's purchase price plus interest. The Company recognized a loss of $39,000 on the sale of Martin Partners.

      On February 10, 2000, the Company paid $2,500,000 and issued a promissory note for $2,500,000 for 55.6% of Oilspot.com, Inc., which provides an electronic marketplace for purchasers and suppliers of petroleum products and services. The promissory note carried interest at 8.5%; $1,000,000 was paid in June 2000 and $1,500,000 was forgiven in October 2000 in conjunction with Oilspot's merger with FuelQuest, Inc. As of December 31, 2001, the Company owns less than 1% of FuelQuest, Inc.

      On February 11, 2000, the Company paid $3,000,000 and issued a promissory note for $3,000,000 for 35.5% of BidBuyBuild, Inc. (BidBuyBuild), which provides an electronic marketplace in the commercial and industrial construction supply industry. The promissory note carried interest at 8.5% and was paid in April 2000. The Company sold its interest in BidBuyBuild for $200,000 in October 2000.

      On February 11, 2000, the Company acquired 44.5% of CapacityWeb.com, Inc. (CapacityWeb) for $4,500,000. CapacityWeb provided an electronic marketplace for industrial manufacturing capacity, but ceased all meaningful operations in 2000.

      On February 11, 2000, the Company paid $15,000,000 and issued 10,000,000 shares of its series F preferred stock (with a fair value of $4.80 per share) for communication and collaboration software. This software was the basis for Parlano, Inc. (Parlano), of which the Company obtained a 75.1% ownership interest. Parlano markets and licenses software that allows information to be captured, filtered and stored in corporate databases and used in knowledge management applications. In connection with the issuance of the Company's series F preferred stock on February 11, 2000, the Company recorded a non-cash dividend of $7,530,000. This non-cash dividend relates to the deemed beneficial conversion features associated with this preferred stock. The series F preferred stock has since been converted to 1,666,666 shares of the Company's class A common stock.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


      On February 11, 2000, the Company paid $5,000,000 and issued a promissory note for $5,000,000 for 45.2% of United Process Group, Inc. (UPG), formerly eFiltration.com, Inc., which offered an electronic marketplace for the filtration industry. The promissory note carried interest at 8.5% and was paid in July 2000. In May 2001, UPG, Inc. repurchased the Company's ownership interest for nominal consideration. In a separate transaction in May 2001, the Company acquired a 24.7% interest in UPG for $500,000 plus future consulting services valued at $320,000. One of the conditions of the new stock purchase agreement was that the Company would not be required to make an additional investment of $11 million, as detailed in the original purchase agreement. In September 2001, the Company acquired the 75.3% of the equity interests of UPG that it did not already own in exchange for nominal consideration and an agreement to hire certain of UPG's employees. As a condition of the September 2001 transaction, the unfulfilled portion of the consulting services owed in conjunction with the May 2001 transaction was nullified.

      On February 11, 2000, the Company acquired 32.1% of iGive.com, inc. (iGive) for $4,000,000. iGive provides technology and services to a network of merchants, non-profit organizations and consumers which enable retail purchasers to assist non-profit organizations.

      On February 11, 2000, the Company paid $12,000,000 and issued a promissory note for $11,500,000 for 40.4% of Mercantec, Inc., which produces software that allows merchants to integrate e-commerce capabilities into their existing web sites. The promissory note carried interest at 6.0%; $6,500,000 was paid in April 2000 and $5,000,000 was paid in August 2000.

      On February 11, 2000, Xqsite, Inc., of which the Company owned 80.6% on the acquisition date, acquired 66.7% of Web Design Group, Inc. (Web Design Group) for $7,000,000. Web Design Group provides web development and electronic business services to companies seeking to develop and implement effective web solutions for their operations.

      On February 11, 2000, Xqsite, Inc., paid $500,000 and issued a promissory note for $500,000 for 65.0% of Westbound Consulting, Inc., (Westbound Consulting) which delivers customized Internet solutions through web consulting, marketing, development and hosting services. The promissory note carried interest at the prime rate of interest as stated in the Wall Street Journal; $250,000 was paid by the Company in April 2000 and $250,000 was paid by Web Design Group on behalf of Xqsite in May 2000.

      On February 14, 2000, the Company paid $10,000,000 and issued 1,000,000 shares of its series F preferred stock (with a fair value of $4.80 per share) for 33.4% of Perceptual Robotics, Inc., which offers a software system that allows Internet users to control a robotic camera and immediately capture still images from remote locations. The series F preferred stock has since been converted to 166,666 shares of the Company's class A common stock.

      On February 25, 2000, the Company acquired 39.7% of Launchworks, inc. (Launchworks) for $11,428,571. Launchworks is a provider of capital and strategic services to business-to-business e-commerce companies. During the third quarter of 2000, the Company paid $4,050,000 in cash and issued 1,152,826 shares of its class A common stock valued at $8,095,000 to obtain an additional interest in Launchworks. In February 2002, the Company issued 2,159,074 shares of its class A common stock to Wirecomm Systems, Inc., a subsidiary of Launchworks, in satisfaction of an obligation of the Company under a collar agreement between the Company and Launchworks. Also, in further satisfaction of the collar obligation, the Company returned 800,000 preferred shares of Launchworks. The Company has no further obligations under the Launchworks collar agreement.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


      On March 8, 2000, the Company paid $2,500,000 and issued a promissory note for $2,500,000 for 42.0% of TV House, Inc., which produces and syndicates Internet video financial news updates designed for individual investors. The promissory note carried interest at 8.5% and was paid in July 2000.

      On March 10, 2000, the Company acquired 34.6% of Aluminium.com, Inc. (Aluminium) for $19,250,000. Aluminium provides a business-to-business online exchange for buying and selling all grades of aluminum raw materials. In June 2001, Aluminium, inc. ceased all meaningful business operations.

      On March 15, 2000, the Company acquired 47.1% of eReliable Commerce, Inc. (eReliable) for $4,725,000. eReliable offers technology to provide business-to-business e-commerce web sites with customized guaranteed transaction services.

      On March 24, 2000, Host divine, inc., of which the Company owned 80.6% on the acquisition date, acquired 76.2% of NetUnlimited, Inc. (NetUnlimited) for $5,000,000. NetUnlimited markets various Internet technology infrastructure services.

      On March 30, 2000, the Company acquired 62.9% of Panthera Productions, LLC (Panthera) for $2,700,000. Panthera offers a web channel for entertainment and education that will provide users a virtual experience with animals throughout Africa.

      On April 3, 2000, the Company paid $2,000,000 and issued a promissory note for $24,871,429 for 33.0% of Emicom Group, Inc. (Emicom). The promissory note carried interest at 8.5% and was paid in July 2000. Emicom is a technology holding company that provides capital and advisory services to early-stage technology companies located in the Middle East.

      On April 28, 2000, the Company paid $16,100,000 and issued a promissory note for $16,100,000 for 41.0% of Farms.com, Ltd. (Farms). The promissory note carried interest at 8.0% and was paid in July 2000. Farms provides an electronic marketplace for the livestock and grain industries. In June 2001, the Company sold back its interest in Farms for $13,000,000, which resulted in a realized gain of $7,225,000 included within other income in the consolidated statement of operations for the year ended December 31, 2001.

      On July 26, 2000, the Company paid $17,500,000 for 37.4% of Dolphin Interventures (formerly Latin American Econetworks N.V.), which provides capital and strategic services to Internet and related companies throughout Latin America.

      2001 Business Combination Activity

      In February 2001, the Company, through its wholly owned subsidiary divine Global Services, Inc. (dGS), acquired the minority interest of Web Design Group in exchange for 222,841 shares of the Company's class A common stock. Because Web Design Group did not meet certain predetermined revenue targets in 2001, the Company was not obligated to issue any of the 222,841 additional common shares detailed in the purchase agreement.

      In February 2001, Buzz msp inc., a wholly owned subsidiary of the Company, was merged into dGS.

      In February 2001, the operations of salespring, inc.!!, an associated company since October 1999, were collapsed into the operations of the Company and salespring ceased operating as an independent business.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


      In March 2001, the Company, through dGS, acquired the minority interest of Westbound Consulting in partial satisfaction of a note payable by Westbound Consulting to the Company. Westbound Consulting was merged into dGS. Westbound Consulting Services Pvt. Ltd., which was a subsidiary of Westbound Consulting, became a subsidiary of dGS and continues to have a 16.2% minority ownership.

      On March 29, 2001, the Company acquired 100% of the capital stock of SageMaker, Inc. (SageMaker) in exchange for a total of 10,533,333 shares of its class A common stock. Of those shares, 1,333,333 shares are held in an escrow account pending the determination of SageMaker's performance against certain cash collection thresholds in 2001. The Company also has granted stock options to purchase 2,200,000 shares of the Company's class A common stock, and has agreed to grant stock options to purchase up to a maximum of $2,000,000 of the Company's class A common stock to the continuing employees of SageMaker to the extent SageMaker is determined to have exceeded certain cash collection thresholds in 2001. SageMaker offers software that integrates content for enterprise information portals.

      In two separate transactions in April 2001, the Company acquired certain assets from marchFIRST, Inc. ("marchFIRST"), including, but not limited to, its former Whittman-Hart operations, its SAP implementation practice, and its value-added reseller business. Additionally, the Company acquired accounts receivable with a face value of $102.8 million. The acquired business is held by the Company's newly formed subsidiary, divine/Whittman-Hart, Inc. ("divine/Whittman-Hart"). The Company paid to marchFIRST $12,500,000 in cash and divine/Whittman-Hart issued marchFIRST a promissory note. The note is a $57.5 million balloon note, payable in five years but accelerated to the extent of 50% of free cash flow from divine/Whittman-Hart's operations and which is secured by the assets of divine/Whittman-Hart. This note bears interest at the Wall Street Journal prime rate of interest. In conjunction with the Company's acquisition of marchFIRST assets, divine/Whittman-Hart also assumed $12.0 million of accrued compensation and benefit obligations for the employees transferred with the acquired businesses. marchFIRST also is eligible to receive up to an aggregate of $55.0 million in bonus payments, payable to the extent that 50% of free cash flow from divine/Whittman-Hart's operations during the next five years exceeds divine/Whittman-Hart's obligation under the promissory notes. The Company does not guarantee the promissory notes from divine/Whittman-Hart to marchFIRST, but the terms of the promissory notes restrict payments from divine/Whittman-Hart to the Company.

      In April 2001, the Company acquired the minority interest of OpinionWare in exchange for 1,637,948 shares of the Company's class A common stock. In addition, the Company issued, to OpinionWare's employees, 1,764,266 options to purchase the Company's class A common stock.

      In April 2001, the Company acquired the minority interest of LiveOnTheNet.com, Inc. in exchange for 817,217 shares of the Company's class A common stock, and changed the name of LiveOnTheNet.com, Inc. to LOTN, Inc. ("LOTN"). In May 2001, the Company sold certain assets, subject to certain liabilities, of LOTN, including the name "LiveOnTheNet.com," to a newly created entity (new LiveOnTheNet) in exchange for a promissory note in the amount of $1,750,000. The Company owns a 25.0% interest in new LiveOnTheNet.

      In May 2001, the Company acquired the minority interest of mindwrap, inc., an associated company since November 1999, in exchange for 50,000 shares of the Company's class A common stock.

      In May 2001, the Company acquired 100% of the stock of DataBites, Inc. through a merger of the Company's wholly owned subsidiary, CoolBites, Inc., with DataBites in exchange for 1,074,423 shares of the Company's class A common stock. Additionally, the Company has granted to DataBites' continuing

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

employees options to purchase 107,500 shares of the Company's class A common stock. DataBites provides technology that allows users to conveniently capture content from the Internet for display on any Internet-enabled device.

      In July 2001, the Company acquired the 67.0% of Emicom Group, Inc. that it did not already own in exchange for 13,800,000 shares of the Company's class A common stock. Additionally, the Company has granted to Emicom's continuing employees options to purchase 2,123,067 shares of the Company's class A common stock.

      In August 2001, the Company acquired certain assets, subject to certain liabilities, of Fracta Networks, Inc., a provider of personal content management solutions. For these assets, the Company issued warrants to purchase 1,000,000 shares of the Company's class A common stock. Additionally, the Company has granted to Fracta Networks' continuing employees options to purchase 468,080 shares of the Company's class A common stock.

      In September 2001, through its wholly owned subsidiary, divine Germany, the Company acquired certain assets and assumed certain liabilities of marchFIRST GmbH, a professional services organization in Germany. For these assets, the Company issued a note payable in the amount of 5,369,000 Euros (approximately $4,894,000 at December 31, 2001). The note is due and payable on or before September 1, 2002. The Company has the option to pay the note with cash, or by issuing shares of the Company's class A common stock to the former marchFIRST GmbH stockholders.

      In September 2001, the Company acquired an additional 26.6% equity interest in Parlano Inc. in exchange for 3,851,944 shares of the Company's class A common stock. Additionally, the Company has granted to Parlano's continuing employees options to purchase 958,970 shares of the Company's class A common stock.

      In October 2001, the Company acquired 100% of the stock of eshare communications, Inc., a leading provider of customer interaction management
(CIM) solutions, in exchange for 68,435,596 shares of the Company's class A common stock. In addition, the Company issued options to purchase 3,676,299 shares of the Company's class A common stock to eshare employees upon conversion of existing options to purchase common shares of eshare.

      In October 2001, the Company acquired 100% of the stock of Open Market, Inc, a provider of enterprise content management and delivery application software, in exchange for 44,454,515 shares of the Company's class A common stock. In addition, the Company issued options to purchase 8,356,507 shares of the Company's class A common stock, to Open Market employees, and warrants to purchase 1,460,559 shares of the Company's class A common stock, in each case upon conversion of existing options and warrants to purchase Open Market common stock.

      In October 2001, the Company acquired certain assets of Intira Corporation, a high-end provider of outsourced information technology and network infrastructure services. For these assets, the Company paid Intira $1,000,000 in cash and provided a $6,800,000 debtor-in-possession credit facility. The Company also assumed certain operating liabilities of Intira. The assets acquired include certain fixed assets, accounts receivable, infrastructure and technology, certain of Intira's data centers including locations in Pleasanton, Calif., and St. Louis, the right to the assignment of customer contracts and the right to offer employees positions with the Company.

      In October 2001, the Company acquired 100% of the stock of Synchrony Communications, Inc., a leading customer interaction management suite provider, in exchange for promissory notes to the former stockholders of Synchrony in the aggregate principal amount of $6,875,000. The notes were paid in December 2001 upon the issuance by the Company of 5,500,000 shares of its class A common stock.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Additionally, the Company issued warrants to purchase 44,756 shares of its class A common stock and agreed to grant options to purchase 2,000,000 shares of the Company's class A common stock to the continuing employees of Synchrony.

      In October 2001, the Company acquired, through divine/Whitman-Hart, inc., one of its wholly owned subsidiaries, the assets of marchFIRST, Inc.'s HostOne application hosting unit. The Company purchased these assets in exchange for providing operating funds to HostOne from April 2001 to October 2001. In addition, the Company issued to Microsoft Corporation a total of 8,196,722 shares of its class A common stock in exchange for the cancellation of debt owed by marchFIRST to Microsoft.

      In November 2001, the Company acquired RoweCom Inc., a leading global provider of sophisticated tools and client services for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other knowledge resources, in exchange for 10,158,420 shares of the Company's class A common stock. The Company also issued warrants to purchase 3,752,602 shares of the Company's class A common stock upon conversion of existing options and warrants to purchase RoweCom common stock. In addition, the Company has agreed to grant options to purchase the Company's class A common stock to RoweCom employees.

      In November 2001, the Company acquired the 62.6% of Latin American Econetworks N.V. (also known as Dolphin Interventures) that it did not already own in exchange for 8,000,000 shares of the Company's class A common stock. Prior to the closing of the acquisition, $7,400,000 was distributed to the former owners of Dolphin Interventures.

      In December 2001, the Company acquired 100% of the stock of Eprise Corporation, a leading provider of content management solutions, for 54,017,705 shares of the Company's class A common stock. In addition, the Company issued options to purchase 4,562,903 shares of the Company's class A common stock to Eprise's employees and warrants to purchase 310,723 shares of the Company's class A common stock, in each case upon conversion of existing options and warrants to purchase Eprise common stock.

      In December 2001, the Company acquired 100% of the stock of Softmetric, Inc., a leader in providing business activity monitoring and performance analysis solutions for the call center industry, for 4,801,368 shares of the Company's class A common stock. In addition, the Company issued options to purchase 350,000 shares of the Company's class A common stock.

      Pro Forma Impact of Acquisitions

      During the year ended December 31, 2001, the Company acquired 100% of eshare communications, Inc., Eprise Corporation, RoweCom Inc., and Open Market, Inc. ("the pro forma acquisitions"). The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000 presents the consolidated operations of the Company as if the pro forma acquisitions had been made on January 1, 2000, after giving effect to certain adjustments including increased amortization of certain intangible assets related to the acquisitions. Under the provisions of SFAS No. 142, goodwill acquired in transactions completed after June 30, 2001 will not be amortized. As the pro forma acquisitions occurred subsequent to that date, these pro forma results do not reflect any goodwill amortization expense related to these acquisitions. The Company's acquisition of certain assets from marchFIRST has been excluded from the unaudited pro forma financial information because the operational results related to these assets for periods prior to the acquisition are indeterminable. Other acquisitions made during the year ended December 31, 2001 have also been excluded because their effects would be immaterial. The unaudited pro forma financial information is provided for informational purposes only and should not be construed to be indicative of the

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Company's consolidated results of operations had the 2001 acquisitions been consummated on these earlier dates, and do not project the Company's results of operations for any future period:

                                                                                     YEAR ENDED       YEAR ENDED
                                                                                     DECEMBER 31,     DECEMBER 31,
                                                                                        2001             2000
                                                                                        ----             ----
                                                                                        (IN THOUSANDS, EXCEPT PER
                                                                                               SHARE DATA)
Revenues .......................................................................     $  694,705        $ 605,777
Net loss applicable to common stockholders .....................................       (469,595)        (697,151)
Basic and diluted net loss per share applicable to common stockholders .........     $    (1.42)       $   (2.85)

(6)   OWNERSHIP INTERESTS IN EQUITY METHOD AND COST METHOD ASSOCIATED COMPANIES

      The following summarizes the Company's ownership interests in associated companies accounted for under the equity method and cost method of accounting. The ownership interests are classified according to applicable accounting methods at December 31, 2001 and 2000. Cost basis represents the Company's original acquisition cost. Associated companies that have ceased operations or were sold in 2000 are not included at December 31, 2000. Associated companies that have ceased operations or were sold in 2001 are not included at December 31, 2001.

                                           DECEMBER 31, 2001                   DECEMBER 31, 2000
                                           -----------------                   -----------------
                                          CARRYING        COST              CARRYING          COST
                                           VALUE          BASIS              VALUE            BASIS
                                           -----          -----              -----            -----
                                                               (IN THOUSANDS)
Equity method ......................       $  --        $  82,130          $  57,000        $ 209,144
Cost method ........................          --           12,628              8,939           10,189
                                           -----        ---------          ---------        ---------
                                           $  --        $  94,758          $  65,939        $ 219,333
                                           =====        =========          =========        =========

      The Company recorded $5,771,000 in excess investment over its share of the underlying equity in the net assets of companies accounted for under the equity method of accounting during the year ended December 31, 2001. Amortization expense of $6,287,000 is included in "equity in losses of associated companies" in the accompanying consolidated statement of operations for the year ended December 31, 2001. The Company also recorded $36,633,000 for other than temporary declines in the carrying value of certain equity and cost method associated companies for the year ended December 31, 2001. The Company recorded $120,102,000 in excess investment over its share of the underlying equity in the net assets of companies acquired during the year ended December 31, 2000, accounted for under the equity method of accounting. The Company also recorded $113,125,000 for other than temporary declines in the carrying value of certain equity and cost method associated companies for the year ended December 31, 2000. Amortization expense of $36,995,000 is included in "equity in losses of associated companies" in the accompanying consolidated statement of operations for the year ended December 31, 2000.

      The following summarized financial information for associated companies accounted for under the equity method of accounting at December 31, 2001 and 2000, and for the years ended December 31, 2001 and 2000 has been compiled from the financial statements of the respective associated companies. The results of operations for associated companies that the Company has fully impaired are included up to the month that the Company's carrying value in those associated companies was reduced to $0. The balance sheets for those associated companies written down to $0 as of December 31, 2001 or 2000 are not included in the summarized balance sheets as of those dates.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


                                 BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                               ------------
                                                                                         2001               2000
                                                                                         ----               ----
                                                                                               (IN THOUSANDS)
Current assets ................................................................          $ --            $ 178,942
Noncurrent assets .............................................................            --               31,637
                                                                                         ----              -------
    Total assets ..............................................................          $ --            $ 210,579
                                                                                         ====            =========
Current liabilities ...........................................................          $ --            $  24,154
Non-current liabilities .......................................................            --                3,670
Redeemable preferred stock ....................................................            --              198,826
Stockholders' deficit .........................................................            --              (16,071)
                                                                                         ----              -------
    Total liabilities, redeemable preferred stock and stockholders' deficit ...          $ --            $ 210,579
                                                                                         ====            =========


                              RESULTS OF OPERATIONS

                                        YEAR ENDED            YEAR ENDED           PERIOD ENDED
                                     DECEMBER 31, 2001     DECEMBER 31, 2000     DECEMBER 31, 1999
                                     -----------------     -----------------     -----------------
                                                            (IN THOUSANDS)
Revenues ..................              $  49,428            $  46,734              $      34
Gross profit ..............                 13,920               28,884                     24
Net loss ..................              $ (37,019)           $(140,641)             $  (4,785)

(7)   OWNERSHIP INTERESTS IN CONSOLIDATED COMPANIES

      In April 2001, the Company acquired certain assets from marchFIRST, including, but not limited to, its former Whittman-Hart operations, its SAP software implementation practice, and its value-added reseller business. The Company paid $12,500,000 in cash and the Company's wholly owned subsidiary, divine/Whittman-Hart, issued $57,500,000 in promissory notes in exchange for these assets.

      In October 2001, the Company acquired 100% of eshare communications, a leading provider of customer interaction management (CIM) solutions. The purchase price, for the purpose of recording the purchase accounting for this transaction, consisted of $3,426,000 of cash payments related to acquisition costs, and 68,435,596 non-contingent shares of the Company's class A common stock, with a fair value of $36,271,000. The purchase price was reduced by $1,225,000 for the write-off of the Company's payables to eshare. Additionally, the Company has granted stock options to purchase 3,676,299 shares of the Company's class A common stock which are included as part of the purchase price paid by the Company. The Black-Scholes fair value of these options was $1,671,000.

      In October 2001, the Company acquired 100% of Open Market, a provider of enterprise content management and delivery application software. The purchase price, for the purpose of recording the purchase accounting for this transaction, consisted of $7,381,000 of cash payments related to acquisition costs and interim financing, and 44,454,515 non-contingent shares of the Company's class A common stock, with a fair value of $56,013,000. Additionally, the Company has granted stock options and warrants to purchase 9,817,066 shares of the Company's class A common stock which are included as part of the purchase price paid by the Company. The Black-Scholes fair value of these options and warrants was $6,991,000.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

      In November 2001, the Company acquired 100% of RoweCom, a leading global provider of sophisticated tools and client services for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books, and other knowledge resources. The purchase price, for the purpose of recording the purchase accounting for this transaction, consisted of $1,402,000 of cash payments related to acquisition costs, and 10,158,420 non-contingent shares of the Company's class A common stock, with a fair value of $14,628,000. Additionally, the Company has granted warrants to purchase 3,752,602 shares of the Company's class A common stock which are included as part of the purchase price paid by the Company. The Black-Scholes fair value of these warrants was $1,414,000.

      In December 2001, the Company acquired 100% of Eprise, a leading provider of content management solutions. The purchase price, for the purpose of purchase accounting for this transaction, consisted of $1,193,000 of cash payments related to acquisition costs, and 54,017,705 non-contingent shares of the Company's class A common stock, with a fair value of $38,299,000. Additionally, the Company has granted stock options and warrants to purchase 4,873,626 shares of the Company's class A common stock which are included as part of the purchase price paid for the Company. The Black-Scholes fair value of these options and warrants was $2,859,000.

      During the year ended December 31, 2001, the Company acquired 100% of SageMaker, DataBites, Softmetric, and Synchrony, certain assets and liabilities of marchFIRST GmbH, Fracta, marchFIRST's HostOne application hosting unit, and Intira, the minority interests of Web Design Group, Westbound Consulting, OpinionWare, LiveOnTheNet, mindwrap, Parlano, and the equity interests of Emicom and Latin American Econetworks N.V. that it did not previously own. The purchase price, for the purpose of recording the purchase accounting for these transactions, consisted of $19,517,000 of cash payments (including acquisition costs), 51,485,595 non-contingent shares of the Company's class A common stock, with a fair value of $54,772,000, notes payable to former Synchrony and marchFIRST GmbH shareholders totaling $11,633,000, and the forgiveness of a note payable by Westbound Consulting to the Company in the amount of $525,000. Additionally, in conjunction with the SageMaker, OpinionWare, DataBites, Fracta, Emicom, Parlano, Synchrony, and Softmetric transactions, the Company has granted or agreed to grant stock options and warrants to purchase 4,483,306 shares of the Company's class A common stock which are included as part of the purchase price paid by the Company for those companies. The Black-Scholes fair value of these options and warrants was $4,505,000.

      These companies are included in the Company's consolidated financial statements from the dates of acquisition, or from the dates of the subsequent investments by the Company that caused the Company's ownership interest to exceed 50%.

      The value of stock issued as consideration in these acquisitions was determined based on the average closing market price of divine's common shares on the measurement date and the three trading days before and after the measurement date. The measurement date is generally the date on which the terms of the acquisition are agreed to and announced, unless the number of shares or the amount of other consideration is subsequently changed as a result of further negotiations or a revised acquisition agreement, or if the number of shares or the amount of other consideration to be issued could change pursuant to a formula in the initial acquisition agreement. In these cases, the measurement date is the first date on which the number of acquirer shares and the amount of other consideration become fixed.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


      The following table presents information (in thousands) concerning the purchase price allocations for the acquisitions accounted for under the purchase method during 2001.

                                        FAIR                                FAIR VALUE ON ACQUISITION DATE
                                        VALUE        ---------------------------------------------------------------------------
                                    OF TANGIBLE                                                    IN-PROCESS       UNEARNED
COMPANY               PURCHASE        NET ASSETS      CUSTOMER       DEVELOPED      WORKFORCE     RESEARCH AND     STOCK BASED
                       PRICE          ACQUIRED         LIST         TECHNOLOGY      IN PLACE       DEVELOPMENT     COMPENSATION
                       -----          --------         ----         ----------      --------       -----------     ------------
marchFIRST ...       $  70,000       $  55,367       $      --      $      --       $      --       $      --       $      --
Open Market ..          70,385          (2,385)             --         21,247              --           6,256              --
eshare .......          40,143           3,908              --         23,784              --           5,187              --
RoweCom ......          17,444         (62,987)             --             --              --              --              --
Eprise .......          42,350          37,517              --          3,923              --             689             221
Others .......          87,970          32,894           2,139         22,306           4,386           1,609              --
                     ---------       ---------       ---------      ---------       ---------       ---------       ---------
                     $ 328,292       $  64,314       $   2,139      $  71,260       $   4,386       $  13,741       $     221
                     =========       =========       =========      =========       =========       =========       =========


COMPANY                 EXTRAORDINARY
                            GAIN               GOODWILL
                            ----               --------
marchFIRST ...            $      --           $  14,633
Open Market ..                   --              45,267
eshare .......                   --               7,264
RoweCom ......                   --              80,431
Eprise .......                   --                  --
Others .......              (12,032)             36,668
                          ---------           ---------
                          $ (12,032)          $ 184,263
                          =========           =========

      The portion of the purchase price that was allocated to in-process research and development assets were written off at the date of acquisition in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. Those write-offs are included in acquired technology: in-process research and development. Developed technology is amortized over the useful life of the technology, which ranges from two to four years. The extraordinary gain represents the excess of the fair value of the net current assets acquired over the fair value of the Company's purchase price related to the Company's acquisitions of Emicom ($11,195,000 extraordinary gain) and Latin Capital ($837,000 extraordinary gain).

      The following table summarizes the estimated fair value (in thousands) of the assets acquired and the liabilities assumed at the date of acquisition for the 2001 acquisitions.

                                        MARCHFIRST      OPEN MARKET       ESHARE         ROWECOM        EPRISE           OTHERS
                                         --------        --------        --------       --------       --------         --------
Current assets ................          $ 60,901        $ 14,383        $ 29,602       $172,885       $ 48,153         $ 51,925
Fixed assets ..................             9,464           3,343           1,473          5,916          1,529            7,266
Other non-current assets ......               136           1,343             596            430            561               71
Intangible assets .............            14,633          72,770          36,235         80,431          4,612           67,107
                                         --------        --------        --------       --------       --------         --------
      Total assets acquired ...            85,134          91,839          67,906        259,662         54,855          126,369
                                         --------        --------        --------       --------       --------         --------
Current liabilities ...........            15,134          21,742          20,036        228,690          7,104           23,797
Non-current liabilities .......                --            (288)          7,727         13,528          5,401            2,570
                                         --------        --------        --------       --------       --------         --------
      Total liabilities assumed            15,134          21,454          27,763        242,218         12,505           26,367
                                         --------        --------        --------       --------       --------         --------
      Net assets acquired .....          $ 70,000        $ 70,385        $ 40,143       $ 17,444       $ 42,350         $100,002
                                         ========        ========        ========       ========       ========         ========

      In April 2000, the Company acquired an additional interest in OpinionWare which resulted in the Company owning over 50% of OpinionWare. OpinionWare is included in the Company's consolidated financial statements since April 30, 2000. In August 2000, the Company acquired an additional interest in iFulfillment which resulted in the Company owning over 50% of iFulfillment. iFulfillment is included in the Company's consolidated financial statements since August 1, 2000. In addition to the above two companies, nine of the companies in which the Company acquired an interest during the year ended December 31, 2000 and three of the companies in which the Company acquired an interest during the period ended December 31, 1999 have been accounted for using the consolidation method. The purchase prices have been allocated to the identifiable net assets based upon their book values, which approximate fair values, at the dates of acquisition. The portions of the purchase prices allocated to

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

identifiable intangible assets and goodwill are being amortized on a straight-line basis over one to three years. These companies are included in the Company's consolidated financial statements from the dates of acquisition, or from the dates of the subsequent investments by the Company that caused the Company's ownership interest to exceed 50%. The purchase prices for the year ended December 31, 2000 and for the period ended December 31, 1999 for these acquisitions were allocated as follows:

                                   YEAR ENDED                 PERIOD ENDED
                                DECEMBER 31, 2000          DECEMBER 31, 1999
                                -----------------          -----------------
                                               (IN THOUSANDS)
Identifiable net assets             $ 58,371                   $  2,213
Developed technology ..               16,371                      3,894
Customer lists ........                5,433                      1,503
Workforce in place ....                1,537                        573
Goodwill ..............               24,213                     12,222
                                    --------                   --------
Purchase price ........             $105,925                   $ 20,405
                                    ========                   ========

(8)   DEFERRED PUBLISHER COSTS AND DEFERRED REVENUE

      Mainly through its acquisition of RoweCom, Inc., the Company enters into service arrangements with customers whereby the Company sells magazines, newspapers, and other knowledge resources of third-party publishers. Upon the Company's placing a customer order with a third-party publisher, deferred revenue and deferred cost is recorded. This deferred revenue and deferred cost is recognized over the underlying subscription period, which is generally one year. At December 31, 2001, the Company had $269,316,000 of deferred revenues related to its service arrangements with customers, partially offset by $238,522,000 of deferred publisher costs.

(9)   NOTES PAYABLE AND CURRENT PORTION OF LONG-TERM DEBT

      Notes payable and current portion of long-term debt consists of the following at December 31:

                                                                                           2001          2000
                                                                                           ----          ----
                                                                                             (IN THOUSANDS)

RoweCom line of credit ........................................................         $ 17,083        $  --
RoweCom notes payable .........................................................           14,775           --
marchFIRST Germany ............................................................            4,894           --
Current portion of long-term debt .............................................            2,322           --
Other .........................................................................              664          521
                                                                                        --------        -----
    Total notes payable and current portion of long-term debt .................         $ 39,738        $ 521
                                                                                        ========        =====

      The weighted average interest rate of the Company's interest bearing notes payable and current portion of long-term debt at December 31, 2001 was 5.94%.

      ROWECOM LINE OF CREDIT

      In December 2001, the Company signed a revolving loan agreement for $20,000,000 with Fleet Capital Corporation. The loans under that agreement are secured by the accounts receivable balances of the domestic operations of RoweCom, and the loans are repaid from the net operating receipts of the domestic operations of RoweCom. The expiration date of this revolving loan agreement is April 15,

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2002. The line of credit carries an interest rate equal to the prime rate, which was 4.75% at December 31, 2001.

      ROWECOM NOTES PAYABLE

      Through the acquisition of RoweCom Inc., the Company acquired several notes payable with interest rates ranging from 6.0% to 7.7%. These notes are secured by $10,000,000 of restricted cash of the Company, and a letter of credit from LaSalle Bank N.A., as discussed below. In January 2002, the Company paid $6,775,000 of this debt. The remainder is due in April 2002.

      MARCHFIRST GERMANY NOTE PAYABLE

      In conjunction with the September 2001 acquisition of certain assets of marchFIRST GmbH, the Company issued a non-interest bearing note payable of 5,369,000 Euros (approximately $4,894,000 at December 31, 2001). This note is secured by a letter of credit from LaSalle Bank N.A., as discussed below. The note is payable in September 2002, and may by settled with cash or shares of the Company's class A common stock.

      LASALLE LINE OF CREDIT

      In January 2001, the Company entered into a $25,000,000 line of credit with LaSalle Bank N.A. This line of credit, which carries a variable interest rate equal to the current LIBOR rate plus 25 basis points, is available for working capital and general corporate business needs other than permanent financing for the Company's acquisition of interests in associated companies. The line of credit is collateralized by cash and cash equivalents of the Company to the extent of any borrowings or letters of credit issued under the credit agreement. The Company is currently negotiating to extend this line of credit to January 2003.

(10)  LONG-TERM DEBT

      Long-term debt consists of the following at December 31:

                                                                                    2001                  2000
                                                                                    ----                  ----
                                                                                          (IN THOUSANDS)

marchFIRST loan ..........................................................         $ 57,500              $  --
RoweCom medium-term loan .................................................            6,202                 --
Synchrony loans ..........................................................            1,761                 --
Other long-term debt .....................................................              153                826
                                                                                  --------               ------
                                                                                     65,616                826
Less current maturities ..................................................            2,322                 --
                                                                                  --------               ------
   Total long-term debt ..................................................        $ 63,294               $  826
                                                                                  ========               ======

      Maturities of long-term debt for the next five years are as follows: 2002 -- $2,322,000; 2003 -- $1,982,000; 2004 -- $1,311,000; 2005 -- $1,397,000; 2006
-- $58,604,000.

MARCHFIRST LOAN

      In April 2001, through its wholly owned subsidiary, divine/Whittman-Hart, the Company acquired certain assets from marchFIRST, Inc. As part of the consideration, divine/Whittman-Hart issued a promissory note to marchFIRST. The $57.5 million balloon note is payable on April 12, 2006, but divine, inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

accelerated to the extent of 50% of free cash flow from divine/Whittman-Hart operations. The note is secured by the assets of divine/Whittman-Hart. This note bears interest at the prime rate as reported by The Wall Street Journal. At December 31, 2001, the interest rate was 4.75%, and the weighted average interest rate was 6.31% for 2001. The Company does not guarantee the promissory note from divine/Whittman-Hart to marchFIRST, but the terms of the promissory note restrict payments from divine/Whittman-Hart to the Company.

ROWECOM MEDIUM-TERM LOAN

      Through the Company's acquisition of RoweCom Inc., the Company assumed a five-year loan. The loan bears interest at the three-month Euribor rate plus 1.6%, and is payable in twenty quarterly payments, which began on September 30, 2001. At December 31, 2001 the interest rate on this loan was 4.89%. The final installment is due in September 2006.

SYNCHRONY LOANS

      Through the Company's acquisition of Synchrony Communications, Inc., the Company assumed two equipment loans. The balances of these loans at the acquisition date were $1,500,000 and $295,000, respectively. The loans require combined monthly installments of $97,000, with final payments due in March 2003. These notes bear interest at the three-year U.S. Treasury note rate as reported in The Wall Street Journal, plus a margin of 7.59% and 3.13%, respectively. The interest rates on these two loans at December 31, 2001 were 11.17% and 6.71%, respectively.

(11)  CAPITAL STOCK

      Holders of class A common stock are entitled to one vote per share. Holders of class C common stock are not entitled to vote.

      The class A common stock has no conversion rights. A holder of class C common stock is able to convert its class C common stock into class A common stock, in whole or in part, at any time and from time to time on a share-for-share basis.

      In the case of any dividend paid in stock, holders of class A common stock will be entitled to receive the same percentage dividend payable in shares of class A common stock that the holders of class C common stock receive payable in shares of class C common stock.

      Except as described above, the relative powers, preferences and participating, optional or other special rights, and the qualifications, limitations or restrictions of the class A common stock and class C common stock are identical in all respects.

      Several of the Company's equity method associated companies owned a total of 1,319,592 and 1,986,259 shares of the Company's class A common stock at December 31, 2001 and 2000, respectively. The Company indirectly owned 521,676 and 741,676, respectively, of these shares, which are reflected as treasury stock in the consolidated balance sheets and statements of stockholders' equity at December 31, 2001 and 2000.

      As of December 31, 2001, there were outstanding warrants to purchase 7,668,640 shares of the Company's class A common stock. Of these warrants, 6,568,640 were issued as consideration in acquisitions, and 1,100,000 were issued in conjunction with the Company's stock repurchase agreement with Level
3. All outstanding warrants were issued in the third and fourth quarters of 2001. Exercise prices range from $0.44 to $17.07, with remaining lives ranging from one to ten years.

                                  divine, inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

      In February 2001, the Company's board of directors adopted a Stockholder Rights Plan and declared a dividend of one Right on each outstanding share of class A common stock. The dividend was payable to shareholders of record on February 23, 2001.

      Initially, no separate certificates were issued for the Rights; rather, the Rights are evidenced by the certificates for class A common stock and trade automatically with the class A common stock. The Rights are not exercisable unless a person or group has acquired, or announces the intent to acquire, 15% or more of the Company's outstanding common stock (or 20% or more if such a person or group owned 10% or more of the Company's outstanding common stock at the time of adoption of the Rights Plan). Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at $15.00 per Right. The Rights are redeemable by the Company's board of directors, for $0.001 per Right, at any time prior to the exercisability of the Rights.

      In the event a person or group acquires 15% (20% in certain circumstances) or more of the Company's class A common stock, each shareholder, other than the acquiror, is entitled to purchase, for the exercise price of the Rights, the number of shares of the Company's common stock having a market value of two times the exercise price of the Rights. In addition, the Company's board of directors may then exchange the Rights for class A common stock at a ratio of one share of class A common stock per Right. Also, if the Rights have become exercisable and the Company is acquired in a merger or other business combination, or 50% or more of its assets, cash flow, or earning power are sold, each Right will entitle the holder to purchase, at the exercise price of the Right, that number of shares of common stock of the acquiring company that, at the time of the transaction, will have a market value of two times the exercise price of the Right.

      The Rights will expire on January 31, 2011 unless extended by the Company's board of directors.

(12)  REVERSE STOCK SPLIT

      On June 1, 2000, the Company's Board of Directors and stockholders authorized a 1-for-6 reverse stock split for its common shares. The par value of the common stock was maintained at the pre-split amount of $.001 per share. All references to common shares and per share amounts in these consolidated financial statements and notes to consolidated financial statements have been restated to reflect this reverse stock split on a retroactive basis, exclusive of fractional shares. All fractional common shares resulting from the Company's reverse stock split were redeemed by the Company at a price per share of $9.00, being the Company's initial public offering price for its class A common stock.

(13)  INITIAL PUBLIC OFFERING AND PRIVATE EQUITY PLACEMENTS

      The Company completed its initial public offering ("IPO") on July 18, 2000, selling 14,285,000 shares of its class A common stock at $9.00 per share, raising $109.2 million in net cash proceeds to the Company, net of underwriters fees of $9.0 million and other offering expenses of $10.3 million.

      Concurrent with its IPO the Company sold an aggregate of 7,257,455 shares of its class A common stock and 23,288,511 shares of its class C non-voting convertible common stock (which converts to class A common stock on a 1-for-1 basis) to 360networks, inc., Aon Corporation, BancBoston Capital, Inc., CMGI, Inc., Compaq Computer Corporation, Hewlett Packard Company, Level 3 Communications (Level 3), marchFIRST, Inc. and Microsoft Corporation. In conjunction with these concurrent private placements, the Company raised an additional $258,914,000, including $218,597,000 divine, inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

in cash, a $25,000,000 credit toward the purchase of co-location and bandwidth services from Level 3, and shares of common stock of CMGI valued at $15,317,000 at that time.

(14)  REVENUES FROM MAJOR CUSTOMERS

      The Company applies SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, as it pertains to significant customers. No customer accounted for more than 10% of the Company's total revenues in 2001 or 2000. PVP I and PVP II, for which the Company acts as general partner, and Whiplash, Inc. accounted for $275,082 (27%) and $282,493 (27%), respectively, of the Company's total revenues in 1999. No other customers accounted for more than 10% of the Company's total revenues in 1999.

(15)  REVENUES FROM EQUITY METHOD INVESTEES

      Consolidated revenues for the years ended December 31, 2001 and 2000, and the period ended December 31, 1999 include $629,000, $8,605,000 and $293,000, respectively, of revenues generated from transactions with the Company's equity-method associated companies.

(16)  IMPAIRMENT CHARGES

      For the year ended December 31, 2001, the Company recorded impairment charges of $37,864,000 for other than temporary declines in the carrying value of intangible and other assets associated mainly with its investment in acquired companies accounted for under the consolidation method of accounting. These charges included, but were not limited to, the write-off of the Company's intangible assets of $14,532,000, $1,911,000, and $16,118,000, respectively, related to its acquisitions of SageMaker and DataBites, and its acquisition of certain assets of marchFIRST, respectively. In calculating the fair value of these assets, the Company considered the undiscounted cash flows of the underlying businesses as well as other factors, such as the actual operating performance of the underlying businesses compared to budgeted performance, and layoffs and facilities impairment charges associated with the underlying businesses. The impairment charges related to intangible and other assets also included the write-off of $3,070,000 of notes receivable from employees for the exercise of stock options and $3,000,000 of costs associated with an agreement to shut down the operations of Emicom, as well as net impairment recoveries of $767,000. The Company also recorded impairment charges of $36,633,000 for other than temporary declines in the carrying value of certain equity and cost method associated companies. As of December 31, 2001, the Company has written off all of its investments in associated companies accounted for under the equity and cost methods of accounting.

      The Company recognized an impairment charge on prepaid co-location and bandwidth services of $25,000,000 for the year ended December 31, 2001. This prepaid asset was originally recorded when the Company entered into an agreement concerning the purchase of a minimum of $100,000,000 of co-location and bandwidth services from Level 3 Communications over a four-year period. Of this amount, $25,000,000 would have been credited as payment by Level 3 for its purchase of the Company's class C common shares, which have since been converted to the Company's class A common shares, concurrent with the Company's IPO in July 2000. In August 2001, the Company agreed to repurchase the 5,555,555 Company shares owned by Level 3 for $5,555,555 and warrants to purchase 2,200,000 shares of the Company's class A common stock at an exercise price of $1.19 per share. Per the agreement, the Company paid $2,800,000 and issued 1,100,000 warrants in September 2001. The remaining $2,800,000 was paid in December 2001 and the remaining 1,100,000 warrants were issued in January 2002. A condition of the repurchase agreement was that the divine, inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

Company's commitment to purchase $100,000,000 of co-location and bandwidth services was nullified and the Company's prepaid credit of $25,000,000 was eliminated.

      Additionally, the Company recorded impairment charges of $12,022,000 during 2001 related mainly to certain operating leases of divine/Whittman-Hart. These charges consist of the value of future cash payments to honor operating leases on facilities that the Company is no longer utilizing.

      For the year ended December 31, 2000, the Company recorded impairment charges of $57,626,000 for other than temporary declines in carrying value of certain consolidated associated companies. These charges included, but were not limited to, write-offs of the Company's investments in BeautyJungle, Brandango, FiNetrics, and OfficePlanIt, each of which have ceased all meaningful operations. Of the total impairment charges, $39,162,000 was related to goodwill and other intangible assets recognized by the Company upon the acquisition of consolidated associated companies, $15,413,000 was related to fixed assets of consolidated associated companies, and $3,051,000 was related to other assets of consolidated companies.

      The Company also recorded impairment charges of $113,125,000 during 2000 for other than temporary declines in the carrying value of certain equity and cost method associated companies. These charges included the write-down of the Company's net investment in BidBuyBuild to $200,000, which was the value at which it was sold in October 2000, and the write-down of the Company's net investment in iSalvage to $72,000. iSalvage has since ceased all meaningful operations and the Company received $238,000 in 2001 from the liquidation of its assets. These impairment charges also included write-offs of the Company's investments in CapacityWeb, Entrepower, PocketCard and Whiplash, each of which have ceased all meaningful operations. In addition, certain other associated companies' carrying values were written down to their estimated fair values.

      Additionally, the Company recorded a facilities impairment charge during 2000 of $10,961,000, including declines in the carrying value of property owned by the Company, improvements made to properties that the Company no longer considered recoverable and charges related to certain of the Company's operating leases. Of this amount, $5,263,000 represented a liability equal to the net value of future cash payments to honor operating leases on facilities that the Company was no longer utilizing.

(17)  OTHER EXPENSE, NET

      Other expense, net of $4,135,000 for the year ended December 31, 2001 consisted primarily of other than temporary declines of $14,711,000 and $4,181,000 in the Company's available-for-sale investments in CMGI and 360networks, respectively, offset by the sale of the Company's investments in Farms.com, Ltd. and Sequoia Software Corporation, which resulted in realized gains of $7,225,000 and $6,611,000, respectively. Additionally, the Company recorded a gain on disposal of assets of $367,000 and other net gains of $554,000.

                                  divine, inc.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


(18)  NET GAIN ON STOCK TRANSACTIONS OF ASSOCIATED COMPANIES

      The Company has recorded gains (losses) from stock transactions of associated companies in the consolidated statement of operations as follows:

                                                                     Years Ended
Associated company                                                   December 31,
------------------                                               ------------------
                                                                   2001      2000
                                                                 ------     -------
                                                                   (in thousands)
Launchworks ..........................................          $    --     $ 4,430
Mercantec ............................................               --      (1,011)
Closerlook ...........................................               --         847
Outtask ..............................................              199          --
Other associated companies ...........................              468         109
                                                                -------     -------
Net gain on stock transactions of associated companies          $   667     $ 4,375
                                                                =======     =======

      The net gain (loss) represents the net increase (decrease) in the book value of the Company's net equity in the associated company as a result of the associated company's stock transactions. The Outtask gain resulted from the sale, to outside investors, of 731,971 shares of its preferred stock for $1,055,000. The Launchworks gain resulted from the sale, to outside investors, of 3,169,846 shares of Launchworks stock for $15.2 million. The closerlook gain resulted from the issuance, in conjunction with a business combination, of 451,124 shares of closerlook stock valued at $2.3 million on the date of the business combination. The Mercantec loss resulted from Mercantec redeeming 1,432,434 shares of stock for $2.9 million.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

(19)  INCOME TAXES

      The reconciliation of income tax expense (benefit) computed using the Federal statutory rate of 34% to the Company's income tax expense (benefit) is as follows:

                                                                            YEARS ENDED              PERIOD
                                                                            DECEMBER 31,              ENDED
                                                                  ---------------------------      DECEMBER 31,
                                                                     2001             2000            1999
                                                                  ----------       ----------       --------
                                                                                   (IN THOUSANDS)
Federal income tax benefit at the statutory rate                  $ (125,740)      $ (159,908)      $ (3,198)
State income tax benefit, net                                         (7,891)          (8,620)          (329)
Foreign loss for which no benefit was realized                        32,169               --             --
Equity in losses of associated companies                               6,657           18,233            481
Minority interest                                                     (1,452)          (6,178)           (18)
Amortization of stock-based compensation                               3,287           16,346            254
Nondeductible intangible asset amortization                            8,273           19,748            202
Purchase accounting                                                  (12,178)              --             --
Loss of net operating losses pursuant to IRC Section 382              57,142               --             --
Impairment of investment in subsidiaries                              12,894           39,500             --
Impairment of intangibles                                              9,571           13,315             --
Nondeductible meals and entertainment                                    272              281             40
Other                                                                    413               51             --
Adjustment to beginning balances                                      14,633               --             --
Effect of change in valuation allowance                                1,950           67,232          2,568
                                                                  ----------       ----------       --------
                                                                  $       --       $       --       $     --
                                                                  ==========       ==========       ========

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                          DECEMBER 31,
                                                                    -----------------------
                                                                       2001         2000
                                                                    ---------    ----------
                                                                          (IN THOUSANDS)
Deferred tax assets:
  Depreciation ..................................................   $   2,112    $   1,246
  Allowance for doubtful accounts ...............................       1,141        2,334
  State taxes ...................................................       5,389        1,783
  Accrued expenses ..............................................       5,457          807
  Capitalized research and development costs ....................       2,149         --
  Capitalized start-up costs ....................................       1,614         --
  Amortizable intangible assets .................................      28,512         --
  Charitable contributions ......................................         212          256
  Impairment on fixed assets and facilities .....................      10,254        8,967
  Net operating loss carryforward ...............................      45,453       59,456
                                                                    ---------    ----------
    Total gross deferred tax assets .............................     102,293       74,849
  Less valuation allowance ......................................     (75,312)     (73,362)
                                                                    ---------    ----------
    Net deferred tax asset ......................................      26,981        1,487
                                                                    ---------    ----------
Deferred tax liabilities:
  Stock aquisitions .............................................     (25,267)        --
  Gain on stock transactions of associated companies ............      (1,714)      (1,487)
                                                                    ---------    ----------
    Total deferred tax liabilities ..............................     (26,981)      (1,487)
                                                                    ---------    ----------
    Net deferred tax asset (liability) ..........................   $    --      $    --
                                                                    =========    ==========

        No provision for Federal or state income taxes has been recorded as the Company incurred a net operating loss during the periods presented. The Company has recorded a full valuation allowance against its net deferred tax assets since management believes that it is more likely than not that these assets will not be realized. No income tax benefit has been recorded for the periods presented because of the valuation allowance. Because the 2000 financial results of certain majority-owned subsidiaries that were acquired in 2001 were not reflected in the Company's results of operations for the period ended December 31, 2000, these majority-owned subsidiaries' net operating loss carryforwards were not included in the Company's deferred tax assets as of December 31, 2000. Accordingly, the deferred tax asset as of December 31, 2001 has been adjusted to include these net operating loss carryforwards.

        At December 31, 2001 the Company had total net operating loss carryforwards of $116,546,000, of which $27,608,000 may be utilized by the Company to reduce future consolidated taxable income, if any. Of the total net operating loss carryforwards, $43,235,000 are attributable to majority-owned subsidiaries not includible in the Company's consolidated tax group. Although each majority-owned subsidiary excluded from the Company's consolidated tax group may utilize its net operating loss carryforwards to reduce separate future income taxes, if any, such carryforwards may not offset the Company's consolidated taxable income, if any. Of the total net operating loss carryforwards, $45,703,000 relate to pre-acquisition net operating losses attributable to acquired companies. Our ability to utilize such pre-acquisition losses is substantially limited by current tax laws. In addition, the utilization of the net operating loss carryforwards may be limited pursuant to Internal Revenue Code

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


Section 382 as a result of prior ownership changes. The net operating loss carryforwards will expire from 2019 through 2021.

(20) OWNERSHIP INTEREST IN PLATINUM VENTURE PARTNERS I, L.P. AND PLATINUM VENTURE PARTNERS II, L.P.

        On August 4, 1999, the Company became the general partner of Platinum Venture Partners I, L.P. (PVP I) and Platinum Venture Partners II, L.P. (PVP II) pursuant to a vote by the limited partners of PVP I and PVP II, after Platinum Venture Partners, Inc. withdrew as general partner. The Company provides strategic and operations support to the portfolio companies of PVP I and PVP II. These services are generally provided by divine, inc., the Company's employees, members of its board of directors, and outside consultants. The costs related to employees are paid by the Company and are reflected by the Company in cost of revenues on the consolidated statements of operations.

        The Company has made no contribution to, and has no interest in the profits and losses of, PVP I and PVP II. As the general partner of PVP I, the Company's only source of income is an annual management fee, payable in advance in quarterly installments commencing on October 1, 1999, of 2 1/2% of the fair market value of the partnership, adjusted annually, by the percentage increase in the Consumer Price Index for All Urban Consumers, U.S. City Average during the preceding calendar year. As the general partner of PVP II, the Company's only source of income is an annual management fee, payable in advance in quarterly installments commencing on October 1, 1999, of 2 1/2% of the aggregate partner commitments, adjusted annually, by the percentage increase in the Consumer Price Index for All Urban Consumers, U.S. City Average during the preceding calendar year. Beginning on January 1, 2001, the Company's annual management fee as general partner of PVP II began to be payable in advance in quarterly installments of 2 1/2% of the fair market value of the partnership, adjusted annually, by the percentage increase in the Consumer Price Index for All Urban Consumers, U.S. City Average during the preceding calendar year.

        Under the terms of the PVP I and PVP II Agreements of Limited Partnership (the Agreements), the Company may be removed as the general partner of PVP I and PVP II upon the written request of those limited partners which have at least two-thirds of the total limited partner interests as defined in the Agreements. The Company accounts for its general partnership interests in PVP I and PVP II under the equity method of accounting because it has influence over the operating and financial policies of the partnerships. For the years ended December 31, 2001 and 2000 and the period ended December 31, 1999, the Company received $588,000, $815,000, and $275,000, respectively, in management fees from PVP I and PVP II.

(21) EMPLOYEE BENEFIT PLANS

    Stock Options and Employee Stock Purchase Plan

        The Company, under the 1999 Stock Incentive Plan (Plan), which was adopted on October 1, 1999 and amended on January 29, 2000 and October 18, 2000, reserved 10,833,333 shares of common stock for issuance. The maximum number of shares available for delivery under the Plan automatically increases on January 1 of each year, beginning on January 1, 2001, by a number of shares of class A common stock equal to the lesser of (1) 10% of the total number of shares of class A common stock then outstanding, assuming for that purpose the conversion into class A common stock of all then outstanding convertible securities, or (2) 50,000,000 shares. The Company, under the 2001 Stock Incentive Plan which was approved by the Company's shareholders in May 2001, reserved 29,000,000 shares of class A common stock for issuance.

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


        The stock is reserved for employees, directors, and consultants. The Company applies APB 25 for employees and directors and SFAS No. 123 for all consultants in accounting for the Plan.

        For the year ended December 31, 2001, the Company granted stock options to purchase shares of class A common stock to employees, directors and consultants at a weighted average exercise price of $1.97. The Company recorded unearned stock-based compensation of $221,000 in connection with the options granted for the Eprise merger. This amount is amortized over the vesting period of the applicable options. For the year ended December 31, 2001, the Company amortized $9,535,000, net of recoveries of $665,000 of unearned stock-based compensation related to stock options. In addition the Company also incurred a one time charge of $132,000 related to the issuance of options to members of its advisory committee. As a result of employee terminations, the Company recovered $10,673,000 of unearned stock-based compensation for the year ended December 31, 2001.

        For the year ended December 31, 2000, the Company granted stock options to purchase shares of class A common stock to employees, directors and consultants at a weighted average exercise price of $7.55. In January 2000, the Company also sold 116,665 restricted shares of class A common stock to its employees at a price of $4.50 per share. These restricted shares reduce the otherwise available shares reserved for issuance under the Plan. For the year ended December 31, 2000, the Company recorded unearned stock-based compensation of $82,048,000 in connection with these options. This amount is amortized over the vesting period of the applicable options, generally four years in the case of options granted to employees and consultants and one year in the case of options granted to non-employee directors. The Company amortized $20,635,000, net of recoveries of $7,854,000, of unearned stock-based compensation related to stock options during the year ended December 31, 2000. As a result of employee terminations, the Company recovered $51,434,000 of unearned stock-based compensation for the year ended December 31, 2000.

        During September 2000, the Company reduced the exercise price of options granted, and restricted stock purchased, under the Plan prior to its IPO to $9.00, being the IPO price of the Company's class A common stock, if the exercise price of such options or restricted shares was greater than the IPO price and if the holder agreed to the change. Also during September 2000, the Company repurchased 3,820,735 shares of restricted class A common stock, issued upon exercise of options granted under the Plan, at prices ranging from $4.50 to $9.00, which represented the lower of the respective exercise price or fair market value on the date of repurchase. Any consideration in excess of the exercise price, as adjusted, was refunded to these holders. As a result of these repurchases, the Company recorded a one-time stock-based compensation charge of $3,209,000. For the year ended December 31, 2000, the Company repurchased an additional 613,774 shares of restricted class A common stock from terminated employees.

        During 1999, the Company granted stock options to purchase shares of class A common stock to employees and directors at a weighted average exercise price of $4.50, which were granted at less than the fair value of the common stock at the date of grant. For the period from May 7, 1999 (inception) through December 31, 1999, the Company recorded unearned stock-based compensation of $27,408,000 in connection with these options. This amount is amortized over the vesting period of the applicable options, generally four years in the case of options granted to employees and one year in the case of options granted to non-employee directors. The Company amortized $747,000 of unearned stock-based compensation for the period ended December 31, 1999.

        Had compensation costs for the Plan been determined consistent with SFAS No. 123, the Company's net loss applicable to common stockholders and net loss per share applicable to common

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


stockholders would have been the pro forma amounts indicated below for the years ended December 31, 2001 and 2000 and the period ended December 31, 1999:

                                                                    YEARS ENDED
                                                                    DECEMBER 31,             PERIOD ENDED
                                                                                             DECEMBER 31,
                                                             2001              2000             1999
                                                          ---------          --------        -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net loss applicable to common stockholders:
   As reported ......................................     $ 369,824          $ 528,182         $ 12,927
   Pro forma ........................................       391,600            536,472           13,107
Net loss per share applicable to common stockholders:
   As reported ......................................         (2.06)             (7.84)          (4.59)
   Pro forma ........................................     $   (2.19)         $   (7.96)        $ (4.64)

        Generally, options issued under the Plan have an exercise price equal to the closing market price of the Company's stock on the date of grant, have a legal life of ten years, and typically vest in equal annual installments over a four-year period beginning one year from the date of grant. The characteristics of options granted in conjunction with acquisitions are driven by the underlying merger agreements. Prior to June 27, 2000, options under the Plan were exercisable immediately, subject to repurchase rights held by the Company, which lapse over the vesting period.

        The fair value of the stock option grants is estimated using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for stock option grants in 2001, 2000, and 1999, respectively: expected dividend yield of 0%; expected volatility of 167%, 123%, and 0%; risk-free interest rate of 4.62%, 5.14%, and 6.42%; and an expected life of four years.

        A summary of the status of the Company's stock option plan and the changes during the periods ended on those dates, is presented below:

                         YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,        PERIOD ENDED
                                 2001                       2000                  DECEMBER 31, 1999
                     --------------------------  --------------------------  --------------------------
                                       WEIGHTED                   WEIGHTED                     WEIGHTED
                                        AVERAGE                   AVERAGE                      AVERAGE
                                       EXERCISE                   EXERCISE                     EXERCISE
                          SHARES        PRICE       SHARES         PRICE      SHARES             PRICE
                      ------------     --------  ----------      ---------  -----------        --------
Outstanding at
 beginning of
 period .........       6,559,649      $ 7.04     3,192,246      $  4.50          --            $   --
Granted .........      73,143,903        1.97    11,896,321         7.55     3,533,904            4.50
Exercised .......         (41,418)       0.75    (5,877,670)        5.90      (341,658)           4.50
Forfeited .......      (4,814,371)       4.01    (2,651,248)        8.81          --                --
                      -----------                ----------                 ----------
Outstanding at
 end of period ..      74,847,763        2.28     6,559,649         7.04     3,192,246            4.50
                      -----------                ----------                 ----------
Options
 exercisable at
 end of period ..     16,465,590                   933,996                  3,192,246
                      -----------                ----------                 ----------
Weighted-average
 fair value of
 options granted
 during the period                     $ 0.86                    $  6.10                        $ 1.02

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

         The following table summarizes information about stock options outstanding at December 31, 2001:

                                                OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
                               --------------------------------------------------------        -----------------------------------
                                                   WEIGHTED-AVG.
                                                     REMAINING
   EXERCISE                     NUMBER OF         CONTRACTUAL LIFE        WEIGHTED-AVG.           NUMBER             WEIGHTED-AVG.
     PRICE                        SHARES               (YEARS)           EXERCISE PRICE         OF SHARES           EXERCISE PRICE
---------------                ----------         ----------------       --------------        ----------           --------------
$ 0.07 - $ 0.45 ............    8,874,798               9.79                 $ 0.31             5,837,535                $ 0.27
$ 0.46 - $ 0.51 ............    9,559,402               9.81                 $ 0.50             2,194,445                $ 0.51
$ 0.52 - $ 1.00 ............    9,218,740               9.78                 $ 0.71             1,535,565                $ 0.58
$ 1.06 - $ 1.25 ............    7,532,767               9.39                 $ 1.19             2,084,092                $ 1.08
$ 1.26 - $ 1.36 ............   27,159,334               9.59                 $ 1.36             1,137,306                $ 1.34
$ 1.43 - $13.81 ............   10,874,391               9.22                 $ 6.05             3,258,811                $ 5.16
$14.19 - $66.06 ............    1,628,331               9.80                 $27.66               417,836                $23.59
                               ----------               ----                 ------            ----------                ------
                               74,847,763               9.59                 $ 2.28            16,465,590                $ 2.07
                               ==========               ====                 ======            ==========                ======

        In January 2000, the Company adopted its 2000 Employee Stock Purchase Plan (Purchase Plan), under which a total of 4,166,666 shares of class A common stock were available for sale to its employees and employees of its majority-owned associated companies. Through the Purchase Plan, eligible employees can purchase class A common stock through payroll deductions and other cash contributions. The purchase price of each share of class A common stock under the Purchase Plan is equal to 85% of the lesser of (1) the fair market value of the Company's class A common stock on the first day of the plan period or (2) the fair market value on the date of purchase. Under the Purchase Plan, the Company sold 1,327,715 and 425,712 shares to employees in 2001 and 2000, respectively.

        During January 2000, the Company's employees acquired an average of 22.0% ownership interest in 13 associated companies, that the Company established in October and November 1999, for total consideration of $57,000. The Company recorded unearned stock-based compensation of $24,225,000, representing the excess of the fair value of the ownership interests over the consideration given by the Company's employees. The Company amortized $5,896,000 in connection with this acquisition of ownership through September 21, 2000. Effective September 22, 2000, the Company repurchased these minority interests. These repurchases were made at the initial investment cost plus 8% for the Company's executive officers and at two times the initial investment cost for the other employees that owned these shares. The aggregate purchase price for all of these interests was $93,000. As a result of these repurchases, the Company accelerated its recognition of the remaining $18,329,000 of stock-based compensation related to these shares.

        At December 31, 2001, the Company had $16,654,000 of unearned stock-based compensation. The Company expects to amortize this unearned stock-based compensation as follows: 2002 -- $8,270,000; 2003 -- $8,002,000; and
2004 -- $382,000.

    Incentive Program

        The Company maintains an incentive program (the Pool), whereby certain of the Company's employees are given bonuses in the event there is an appreciation in value of the Company's interest in any of its associated companies, when and if these associated companies experience a liquidity event. The portion of the divine, inc. appreciation that is credited to the Pool is adjusted as deemed necessary by the Company's management. For the year ended December 31, 2000, the Company allocated to the Pool 126,497 of the Company's 2,462,267 shares of Sequoia Software Corporation (Sequoia). Sequoia,

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


which has been an associated company of the Company since November 1999, had an initial public offering in 2000. The Sequoia shares in the Pool were distributed to the Company's participating employees in February 2001.

    Deferred Savings Plan

        On January 1, 2000, the Company established a deferred savings plan under Section 401(k) of the Internal Revenue Code. The plan enables employees to reduce their taxable income by contributing up to 20% of their salary to the plan. The Company made a 3% discretionary contribution to the plan on behalf of each employee regardless of their contribution rate through December 31, 2001. The Company's contributions are 100% vested immediately upon contribution. The Company made discretionary contributions of $2,472,000 and $1,518,000 for the years ended December 31, 2001 and 2000, respectively. Effective January 1, 2002, the Company no longer makes contributions to the plan on behalf of its employees. The Company may or may not make similar contributions in the future.

(22) RELATED-PARTY TRANSACTIONS

        Robert Bernard, who served as one of the Company's directors in 2000, was the Chairman and Chief Executive Officer of marchFIRST, Inc. while he served on the Company's board of directors. The Company paid marchFIRST $1,383,000 for consulting services in 2000. Additionally, marchFIRST purchased 1,666,666 shares of the Company's class C convertible common stock for $15,000,000 in a private placement concurrent with the Company's initial public offering in July 2000.

        Tommy Bennett, one of the Company's directors is a Senior Vice President of Computer Associates. In connection with the Company's acquisition of eshare, the Company paid Computer Associates $1,000,000 to settle a pending dispute between eshare and Computer Associates. The Company also entered into a software licensing agreement with iCan SP, Inc., a wholly-owned subsidiary of Computer Associates, pursuant to which the Company has agreed to pay an aggregate of $1,500,000 over the term of the 5-year license agreement. In 2001, the Company paid $100,000, representing the first installment due under the license agreement.

        Peter Bynoe, who served as one of the Company's directors in 2001 and 2000, was a partner in the law firm of Piper Marbury Rudnick & Wolfe (Piper Marbury) while he served on the Company's board of directors. The Company paid Piper Marbury $370,000 and $1,005,000 for legal services in 2001 and 2000, respectively. Additionally partners of Piper Marbury purchased 700,000 shares of the Company's series C preferred stock for $700,000 in December 1999. These shares were converted to 116,666 shares of the Company's class A common stock upon completion of the Company's initial public offering in July 2000.

        Thomas Danis and Teresa Pahl served on the Company's board of directors in 2001 and 2000. Thomas Danis was a Managing Director of Aon Risk Services Mergers and Acquisitions group, and Teresa Pahl was an Executive Vice President of Aon Corporation while they served on the Company's board of directors. The Company paid Aon Corporation $3,325,000 and $241,000 as broker with respect to the Company's directors and officers liability insurance in 2001 and 2000, respectively. Additionally, Aon Corporation purchased 2,777,777 shares of the Company's class C convertible common stock for $25,000,000 in a private placement concurrent with the Company's initial public offering in July 2000.

        Arthur Hahn, one of the Company's directors, is a partner in the law firm of Katten Muchin Zavis (KMZ). The Company paid KMZ $2,189,000, $2,373,000, and $2,400,000 in 2001, 2000 and 1999, respectively, for legal services. In addition, the Company issued 400,000 shares of its series C preferred stock to KMZ in December 1999 as payment for $400,000 of additional legal services. These shares

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


converted into 66,666 shares of the Company's class A common stock upon completion of the Company's initial public offering.

        Michael Leitner, who served as one of the Company's directors in 2000, was the Vice President, Corporate Development of 360networks, inc. while he served on the Company's board of directors. 360networks purchased 4,000,000 shares of the Company's class C convertible common stock for a total purchase price of $20,000,000, for cash in a private placement concurrent with the Company's initial public offering in July 2000. In April 2000, the Company purchased 374,181 shares of 360networks' subordinate voting shares for a total purchase price of $4,181,000.

        John Cooper, one of the Company's directors, served as a Managing Director of Corporate Development of Microsoft Corporation from October 1999 through November 2001. Additionally, Michael Leitner served as a Senior Director of Corporate Development of Microsoft while he served on the Company's board of directors. The Company paid Microsoft $248,000 and $2,092,000 in 2001 and 2000, respectively for computer software and various consulting services. In addition, Microsoft purchased 25,000,000 shares of the Company's series D preferred stock in January 2000 for $25,000,000. These shares were converted into 4,166,666 shares of the Company's class A common stock upon completion of the Company's initial public offering in July 2000. Additionally, in conjunction with the acquisition of HostOne in October 2001, the Company issued to Microsoft Corporation a total of 8,196,722 shares of its common stock in exchange for the cancellation of debt owed by marchFIRST to Microsoft.

        Thomas J. Meredith, one of the Company's directors, served as Senior Vice President, Dell Ventures of Dell Computer Corporation (Dell) and Dell USA L.P. (Dell USA). Alex C. Smith, who served as one of the Company's directors in 2000, was Vice President of Dell and Dell USA. Mr. Meredith and Mr. Smith retired from Dell and Dell USA in August 2001. J. Kevin Nater, one of the Company's directors, currently serves as Vice President, Dell Ventures and Treasurer of Dell and Dell USA. Dell USA is a subsidiary of Dell. The Company paid Dell Computer Corporation $1,225,000, $6,359,000, and $1,200,000 in 2001,
2000, and 1999, respectively, for computers and servers. Additionally, Dell USA purchased 100,000,000 shares of the Company's series D preferred stock in January 2000 for $100,000,000. These shares were converted into 16,666,666 shares of the Company's class A common stock upon completion of the Company's initial public offering in July 2000.

        Aleksander Szlam, who served as one of the Company's directors in 2000, was the Chairman and Chief Executive Officer of eshare communications, Inc. (eshare) while he served on the Company's board of directors. Brandango, one of the Company's associated companies, entered into a license agreement with eshare to use eshare's software programs and receive related support and maintenance services. Brandango acquired approximately $1,800,000 of software related to this agreement in 2000, which was subsequently written off as Brandango ceased operations in 2000. The Company acquired eshare in October 2001. In conjunction with the acquisition of eshare, the Company entered into two separate stock repurchase arrangements with Mr. Szlam, related to the shares of the Company that Mr. Szlam received in the acquisition. These arrangements gave Mr. Szlam the right to sell back a portion of his shares to the Company at an agreed upon price (put option), while also giving the Company the right to buy back the same number of shares from Mr. Szlam at the same price (call option). In December 2001, the first buyback period, which covers 5,428,800 shares, was extended to be coterminous with the second buyback period.

        The second buyback period is effective for the time period beginning six months after the merger (April 23, 2002) and ending 18 months after the merger (April 23, 2003), and relates to 5,959,200 shares of divine stock. The agreed-upon purchase price for the related put and call options is $0.53 per

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


share. As such, for one year beginning on April 23, 2002, Mr. Szlam has the right to sell to the Company, and the Company has a separate right to buy from Mr. Szlam, up to 11,388,000 divine shares at $0.53 per share.

        Additionally, Mr. Szlam is affiliated with Szlam Partners, L.P. and Melita House, Inc., who own the properties on which eshare's U.S. and United Kingdom headquarters, respectively, are located. In conjunction with the Company's acquisition of eshare, the Company purchased real estate options from both Szlam Partners and Melita House. Upon the closing of the eshare merger, the Company paid Szlam Partners $3,702,978 for a ten-year option to purchase eshare's property in the U.S. for $14,560,000 and paid Melita House $2,047,022 for a ten-year option to purchase eshare's property in the U.K. for L5,714,668 ($8,295,000 at December 31, 2001). Under these real estate option agreements, Szlam Partners and Melita House agreed not to raise the rental amounts due under, or otherwise adversely modify, the leases for these properties so long as the Company is not in default under the leases.

        FleetBoston Robertson Stephens Inc. (Robertson Stephens) was an underwriter of the Company's initial public offering. BancBoston Capital, Inc., an affiliate of Robertson Stephens, purchased 955,181 shares of the Company's class C convertible common stock for $8,597,000 in a private placement concurrent with the Company's initial public offering in July 2000.

        The Company's Chief Executive Officer owns 33.3% of Blackhawk, LLC (Blackhawk). In July 2000, the Company purchased from Blackhawk the real property on which to construct a planned office facility in Chicago, Illinois. During the year ended December 31, 2000, the Company paid Blackhawk $11,111,000, which included the purchase price and reimbursed costs for that real property and which also included $350,000 in payments for an option to lease or purchase that property. During the period from July 1, 1999 through December 31, 1999, the Company paid Blackhawk $300,000 for an option to lease or purchase that property.

        The Company's Chief Executive officer owns 33.3% of Habitat-Kahney, LLC (Habitat). In January 2000, the Company entered into a ten-year facility lease with Habitat. The Company's rent under this lease is $730,080 per year, with an annual 2% increase.

        During January 2000, a subsidiary of the Company paid $1,815,000 to Platinum Entertainment, Inc. and paid $200,000 into an escrow account for certain licensing rights of Platinum Entertainment, Inc. The Company's Chief Executive Officer, its President and its Chief Financial Officer served as directors of Platinum Entertainment, Inc. during 2000.

(23) SEGMENT INFORMATION

        The Company has two operating segments: the software, services and hosting segment and the divine interVentures segment. The software, services and hosting segment encompasses the operations surrounding the Company's core strategy of delivering extended enterprise solutions. The divine interVentures segment encompasses the operations of the Company's remaining portfolio of associated companies, focusing primarily on e-commerce and vertical markets. The Company evaluates segment performance based on income from operations. The Company does not allocate total assets to its segments; however, all of the Company's goodwill and other intangible assets are held within the software, services and hosting segment at December 31, 2001.

         Segment information is presented in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)


requires segmentation based upon the Company's internal organization and disclosure of revenue and operating loss based upon internal accounting methods. Segment results are as follows:

                                                               YEAR ENDED DECEMBER 31, 2001
                                                  -----------------------------------------------------
                                                      SOFTWARE/           DIVINE            DIVINE, INC.
                                                  SERVICES/HOSTING      INTERVENTURES      CONSOLIDATED
                                                  ----------------      -------------      ------------
                                                                       (IN THOUSANDS)
External revenue ..............................     $  196,511          $   2,623          $   199,134
Intersegment revenue ..........................            877                 --                  877
                                                    ----------          ---------          -----------
                                                    $  197,388          $   2,623              200,011
                                                    ==========          =========
  Eliminations ................................                                                   (413)
                                                                                           -----------
  Total revenues ..............................                                            $   199,598
                                                                                           ===========
Net loss applicable to common stockholders ....     $ (338,715)         $ (31,109)         $  (369,824)
                                                    ==========          =========          ===========

        Because the Company operated under only one segment during the year ended December 31, 2000 and the period ended December 31, 1999, segment information is not included for these periods.

(24) LEASE COMMITMENTS

        The future minimum lease payments related to the Company's non-cancelable operating and capital lease commitments as of December 31, 2001 are as follows:

                                                              OPERATING       CAPITAL
                                                                LEASES        LEASES
                                                             ----------      --------
                                                                  (IN THOUSANDS)
2002 ....................................................    $  29,473       $ 1,114
2003 ....................................................       26,378           804
2004 ....................................................       24,159           534
2005 ....................................................       20,899            --
2006 ....................................................       16,858            --
Thereafter ..............................................       54,161            --
                                                             ---------       -------
  Total minimum lease payments ..........................    $ 171,928         2,452
                                                             =========
Less interest portion of payments .......................                       (260)
                                                                             -------
Present value of minimum lease payments .................                      2,192
Less current portion of minimum lease payments ..........                       (899)
                                                                             -------
  Long-term portion of minimum lease payments ...........                    $ 1,293
                                                                             =======


        The future minimum lease payments for operating leases include payments for facilities that the Company is planning to sublease. The Company has established a liability of $29,878,000 at December 31, 2001 related to impairment of a portion of these future lease payments. Rental expense under operating leases was $18,065,000, $9,830,000 and $200,000 for the years ended December 31, 2001 and 2000 and the period ended December 31, 1999, respectively.

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


(25) COMMITMENTS AND CONTINGENCIES

    Commitments Related to Private Investors

        In connection with purchases of our shares of class A and class C common stock by private investors concurrent with our initial public offering in July 2000:

        (1) we agreed under our Alliance Agreement with Microsoft to purchase $9,600,000 of software products, $4,700,000 of consulting services and $1,000,000 of product support services from Microsoft through January 2004, to expend $4,000,000 over four years to promote Microsoft solutions, to open an accelerator facility in Seattle, the cost for which will be determined as the size and scope of the accelerator is finalized, and to dedicate up to $50,000,000 in capital to projects and acquisitions in the Seattle area. As of December 31, 2001, we had purchased a total of $4,084,000 of software products, $738,000 of consulting services, and $366,000 of product support services from Microsoft toward our obligations. In connection with our acquisition of HostOne in October 2001, we agreed with Microsoft that we would use our best efforts to amend the Alliance Agreement to provide, among other things: that we will commit to be a Microsoft .NET partner and develop products and services that are coordinated with Microsoft's products and its .NET strategy; that we will identify other opportunities to promote Microsoft products; and that Microsoft will promote our products and services.

        (2) we entered into an agreement concerning the purchase of a minimum of $100,000,000 of co-location and bandwidth services from Level 3 over a four-year period, $25,000,000 of which would have been credited to us as consideration for Level 3's purchase of shares from us. In August 2001, we agreed to repurchase the 5,555,555 shares of our common stock owned by Level 3 for $5,555,555 and warrants to purchase 2,200,000 shares of our common stock. We paid the cash in two equal installments in August and December 2001, and issued the warrants in two equal installments in August 2001 and January 2002. Additionally, we agreed with Level 3 to cancel our commitment to purchase $100,000,000 of co-location and bandwidth services and to eliminate our prepaid credit of $25,000,000.

        (3) we have agreed to purchase a minimum of $5,000,000 of computer equipment and software, storage solutions, and professional services from Compaq over four years. As of December 31, 2001, we have purchased $1,890,000 of products and services from Compaq toward our obligation.

SageMaker Earnout

        The Company acquired SageMaker, Inc. on March 29, 2001 in exchange for 10,533,333 shares of its class A common stock. Of those shares, 1,333,333 shares are being held in escrow pending the determination of SageMaker's performance against certain cash collection thresholds in 2001. In addition, the Company agreed to grant stock options to purchase up to a maximum of $2,000,000 of the Company's class A common stock to the continuing employees of SageMaker to the extent that SageMaker is determined to have exceeded certain additional cash collection thresholds in 2001.

Northern Light Technology Earnout

        In connection with the Northern Light Technology acquisition as described in note 26, the Company agreed to issue additional shares of the Company's class A common stock to Northern Light shareholders if revenues related to the assets acquired in the acquisition exceed $10.8 million for the period beginning on the closing date and ending on December 31, 2002. The additional shares would have a value equal to thirty-three percent (33%) of the excess revenues over the $10.8 million threshold.

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


RWT Corporation Earnout

        In conjunction with the Company's acquisition of RWT Corporation as described in note 26, the Company agreed to grant additional shares of the Company's class A common stock to management members and note and warrant holders up to a maximum value of $3,500,000 if certain revenue targets are met by September 2003.

(26) SUBSEQUENT EVENTS

        In January 2002, the Company acquired 100% of the stock of Data Return, Inc., a provider of high-availability managed hosting services, in exchange for 74,437,043 shares of the Company's class A common stock. In addition, the Company issued options to purchase 14,382,923 shares of the Company's class A common stock to Data Return employees.

        In January 2002, the Company acquired certain assets of Northern Light Technology, LLC, a leading provider of search and content integration solutions for enterprises, in exchange for 14,002,643 shares of the Company's class A common stock. All of the Company's exchanged shares, as well as the stock of Northern Light, are being held in an escrow account for a period of ninety-one days subsequent to the closing date. If, on the ninety-first day, the seller has not obtained all consents to assignment as identified in the merger agreement, the Company, in its sole discretion, may exercise a put option on the Northern Light stock, wherein the Company's class A common stock would be returned to the Company, and the agreement would terminate.

        In February 2002, the Company sold 51% of its interest in mindwrap, Inc. to mindwrap LLC for nominal consideration. Additionally the Company entered into a General Release and Operating Agreement wherein mindwrap paid the Company $766,000, which constitutes payment in full for all amounts due and owing to the Company from or arising out of the Company's ownership and control of mindwrap prior to the closing date. In exchange, the Company releases mindwrap from any current or future liability arising from any situation prior to the closing date. The Company also entered into a Joint Ownership Conveyance Agreement with mindwrap LLC wherein the Company will receive perpetual, royalty-free, transferable joint ownership interest in certain mindwrap software and other intellectual property.

        In February 2002, the Company acquired the 66.7% of Perceptual Robotics, Inc. that it did not already own in exchange for 4,427,697 shares of the Company's class A common stock and $55,000 in cash.

        In February 2002, the Company acquired the minority interest of Net Unlimited, Inc. in exchange for 365,020 shares of the Company's class A common stock.

        In February 2002, the Company acquired 100% of RWT Corporation (d/b/a RealWorld Technologies, Inc.), a leading provider of production management and tracking software, in exchange for 769,231 shares of the Company's class A common stock.

        In March 2002, the Company signed a definitive agreement to acquire Delano Technology Corporation, a Toronto-based marketing solutions company offering state-of-the-art interaction-based e-business and CRM solutions. The Company expects to issue approximately 51,550,000 shares of the Company's class A common stock in connection with the acquisition. The transaction, which will be structured as a plan of arrangement under Canadian law, will be subject to customary regulatory and court approvals, as well as the approval of Delano's shareholders.

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


(27) SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        The following table sets forth selected quarterly financial information for the years ended December 31, 2001 and 2000. The operating results for any given quarter are not necessarily indicative of results for any future period.

                                              2001 QUARTERS ENDED
                             -------------------------------------------------------
                               DEC. 31       SEPT. 30        JUNE 30         MAR. 31
                             ---------      ---------      ---------      ----------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues ...............     $  80,481      $  48,079      $  61,281      $   9,757
Cost of revenues* ......        62,429         53,713         56,091          7,620
Selling, general and
administrative expenses*        66,847         41,614         36,477         31,711
Research and
development expenses ...        23,484          7,530          2,857          3,133
Bad debt expense .......        18,799          1,985          1,492          1,103
Amortization of
intangible assets ......         3,362          3,999          7,546          1,184
Acquired technology:
in-process research and
development ............        12,545          1,196           --             --
Impairment of
intangible and other
assets .................        34,608           --             --            3,256
Impairment of prepaid
co-location and
bandwidth services .....          --           25,000           --             --
Impairment of facilities        12,254           --             (232)          --
Amortization of
stock-based compensation         1,995          2,119          2,234          3,319
                             ---------      ---------      ---------      ---------
Operating loss .........      (155,842)       (89,077)       (45,184)       (41,569)
Interest income
(expense), net .........          (197)           872          1,345          3,231
Other income (expense),
net ....................       (14,253)        (3,447)        13,587            645
Minority interest ......             1            394          1,055          2,820
Equity in losses of
associated companies ...        (4,161)        (3,000)        (5,192)        (7,251)
Impairment in
equity/cost method
associated companies ...        (6,251)        (2,763)        (4,156)       (23,463)
                             ---------      ---------      ---------      ---------
Net loss before
extraordinary gain .....      (180,703)       (97,021)       (38,545)       (65,587)
Extraordinary gain .....           818         11,214           --             --
                             ---------      ---------      ---------      ---------
Net loss applicable to
common stockholders ....     $(179,885)     $ (85,807)     $ (38,545)     $ (65,587)
                             =========      =========      =========      =========
Basic and diluted net
loss per share before
extraordinary gain .....     $   (0.65)     $   (0.61)     $   (0.27)     $   (0.49)
Extraordinary gain .....          --             0.07           --             --
Basic and diluted net
loss per share
applicable to common
Stockholders ...........     $   (0.65)     $   (0.54)     $   (0.27)     $   (0.49)
Sales price of class A
common stock
  High .................          0.85           2.15           2.85           2.06
  Low ..................     $    0.42      $    0.55      $    1.09      $    1.00

----------

* Certain amounts for the second and third quarters of 2001 have been reclassified to conform with the current financial statement presentation.

                                  DIVINE, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


                                              2000 QUARTERS ENDED
                             ------------------------------------------------------
                               DEC. 31       SEPT. 30        JUNE 30        MAR. 31
                             ---------      ---------      ---------      ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues ...............     $  13,079      $  13,693      $  12,092      $   5,215
Cost of revenues .......        13,139         12,345         10,320          4,407
Selling, general and
administrative expenses
(including bad debt
expense and amortization
of intangible assets) ..        39,345         56,172         50,750         31,451
Research and development
expenses ...............         3,392          4,000          3,048          1,596
Impairment of intangible
and other assets .......        50,487          7,139           --             --
Impairment of facilities        10,961           --             --             --
Amortization of
stock-based compensation         5,020         26,185          8,199          8,665
                             ---------     ----------      ---------      ---------
Operating loss .........      (109,265)       (92,148)       (60,225)       (40,904)
Interest income
(expense), net .........         4,624          4,198          1,492          3,412
Other income (expense),
net ....................          (777)         1,920          2,933             (2)
Minority interest ......         3,437          6,192          4,353          4,187
Equity in losses of
associated companies ...       (30,240)       (25,567)       (23,936)       (10,878)
Impairment in
equity/cost method
associated companies ...      (106,997)        (6,128)          --             --
                             ---------      ---------      ---------      ---------
Net loss ...............      (239,218)      (111,533)       (75,383)       (44,185)
Accretion of preferred
stock dividends ........          --           (1,045)        (8,645)        (7,417)
Deemed dividends .......          --          (14,942)          --          (25,814)
                             ---------      ---------      ---------      ---------
Net loss applicable to
common stockholders ....     $(239,218)     $(127,520)     $ (84,028)     $ (77,416)
                             =========      =========      =========      =========
Basic and diluted net
loss per share
applicable to common
stockholders ...........     $   (1.79)     $   (1.13)     $   (7.39)     $   (7.79)
Proforma basic and
diluted net loss per
share applicable to
common stockholders ....                        (0.99)
Sales price of class A
common stock
  High .................          4.25          12.44
  Low ..................     $    1.00      $    3.62

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None

                                    PART III

ITEM 10.    DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

DIRECTORS

        The information appearing under the caption "Election of our Board of Directors" in our Proxy Statement for the Annual Meeting of Stockholders to be held May 21, 2002 (the "Proxy Statement") is incorporated herein by reference.

EXECUTIVE OFFICERS

        Our executive officers, their ages at December 31, 2001, and their positions with us are set forth below. Our executive officers are elected by and serve at the discretion of our Board of Directors.

NAME                                  AGE     POSITION
----                                  ---     --------
Andrew J. Filipowski                   51     Chairman of the Board and Chief Executive Officer
Paul L. Humenansky                     45     President, Chief Operating Officer, and Director
Michael P. Cullinane                   52     Executive Vice President, Chief Financial Officer, Treasurer, and
                                              Director
Jude M. Sullivan                       37     General Counsel, Senior Vice President, and Secretary
Ed Szofer                              42     President of Professional Services Division
Ken Mueller                            49     Senior Vice President and Controller

         Mr. Filipowski, one of our founders, has been Chairman of our Board of Directors and our Chief Executive Officer since our inception and was our President from our inception until October 1999. He is also Chairman and Chief Executive Officer of Platinum Venture Partners, Inc., the previous general partner of the Platinum Venture Partners limited partnerships. Mr. Filipowski was a founder of PLATINUM technology International inc. and served as the Chairman of its Board of Directors, Chief Executive Officer, and President from its inception in 1987 until it was acquired by Computer Associates in June 1999. Mr. Filipowski is currently a director of Neoforma.com, Inc. and Blue Rhino Corporation.

        Mr. Humenansky, one of our founders, was one of our Executive Vice Presidents from August 1999 until October 2000, and has been our President and Chief Operating Officer since October 2000. He is also a principal officer of Platinum Venture Partners, Inc. Mr. Humenansky was a founder of PLATINUM and served as its Executive Vice President -- Product Development from its inception in 1987 until its acquisition in June 1999. Mr. Humenansky also served as Chief Operations Officer of PLATINUM from January 1993 until its acquisition.

         Mr. Cullinane, one of our founders, has been our Chief Financial Officer and Treasurer since our inception and our Executive Vice President since August 1999. He is also a principal officer of Platinum Venture Partners, Inc. Mr. Cullinane served as Executive Vice President and Chief Financial Officer of PLATINUM from its inception in 1987 until it was acquired in June 1999. Mr. Cullinane is currently a director of Made2Manage Systems, Inc.

        Mr. Sullivan has been our General Counsel, Senior Vice President, and Secretary since October 2000, and before that was our Vice President and Senior Acquisitions Counsel since he joined us in December 1999. Prior to joining divine, Mr. Sullivan was a partner in the Corporate Department of Katten Muchin Zavis, a law firm based in Chicago, Illinois from June 1997 to December 1999. Prior thereto, Mr. Sullivan was a partner and an associate at the law firm of Hopkins and Sutter, based in Chicago, Illinois. Mr. Sullivan earned a law degree in 1990 from the University of Illinois.

         Mr. Szofer has been the president of divine Professional Services Division of divine since April 2001. Prior to joining divine, Mr. Szofer served as chief development officer and director of marchFIRST, Inc. where he directed and managed the firm's corporate development activities since March 2000. Mr. Szofer joined Whittman-Hart in 1985 and served in a variety of positions before becoming president in 1997. Prior to joining Whittman-Hart, he held various consulting and application development positions for Arthur Andersen and Co.

        Mr. Mueller has been our Senior Vice President of Finance and Controller since October 1999. Mr. Mueller was also Chief Executive Officer of FiNetrics, Inc., a start-up on-line accounting software and services company, formerly an associated company of divine. Prior to joining divine, Mr. Mueller served as the Senior Vice President and Controller for PLATINUM from April 1996 until its acquisition. Before joining PLATINUM, Mr. Mueller held numerous financial, accounting, and planning positions at several global companies, including Galileo International, Apple Computer Corporation, Digital Equipment Corporation, and Mobil Corporation.


ITEM 11.    EXECUTIVE COMPENSATION

        Information appearing under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.


ITEM 12.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Information appearing under the captions "Principal Stockholders" and "Equity Compensation Plan Information" in the Proxy Statement is incorporated herein by reference.


ITEM 13.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Information appearing under the caption "Certain Transactions" in the Proxy Statement is incorporated herein by reference.

                                     PART IV

ITEM 14.    EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(A)(1)    FINANCIAL STATEMENTS

        Reference is made to the information set forth in Part II, Item 8 of this Report, which information is incorporated herein by reference.

(A)(2)    FINANCIAL STATEMENT SCHEDULES

        All financial statement schedules have been omitted because they are not required under the related instructions, are not applicable, or the information has been provided in the consolidated financial statements or the notes thereto.

(A)(3)    EXHIBITS

        The exhibits to this report are listed in the Exhibit Index included elsewhere herein. Included in the exhibits listed therein are the following exhibits which constitute management contracts or compensatory plans or arrangements:

EXHIBIT
NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------

10.1     divine, inc. 2001 Stock Incentive Plan.

10.2     Form of Option Agreement under the divine, inc. 2001 Stock Incentive
         Plan.

10.3     divine, inc. 1999 Stock Incentive Plan, as amended as of May 22, 2001.

10.4 Form of Option Agreement under the divine, inc. 1999 Stock Incentive Plan, as amended as of May 22, 2001.

10.7     Form of Indemnification Agreement for Directors and Executive Officers.

10.31 Executive Employment Agreement, effective as of April 16, 2001, between divine, inc. and Andrew J. Filipowski.

10.32 Executive Employment Agreement, effective as of April 16, 2001, between divine, inc. and Michael Cullinane.

10.33 Executive Employment Agreement, effective as of April 16, 2001, between divine, inc. and Paul Humenansky.

(B)  REPORTS ON FORM 8-K

        We filed a Report on Form 8-K, dated October 22, 2001, announcing the approval by the stockholders of divine of the acquisitions by divine of Open Market, Inc. and eshare communications, Inc. and the approval of those respective acquisitions by the stockholders of Open Market and eshare.

        We filed a Report on Form 8-K, dated October 29, 2001, announcing that we completed our acquisitions of Open Market and eshare.

        We filed a Report on Form 8-K, dated November 6, 2001, announcing that divine entered into an agreement and plan of merger with Data Return Corporation pursuant to which Data Return would become one of our wholly owned subsidiaries.

        We filed a Report on Form 8-K, dated November 21, 2001, announcing that we completed our acquisition of RoweCom Inc.

        We filed a Report on Form 8-K, dated December 11, 2001, announcing that we completed our acquisition of Eprise Corporation.

(C)  EXHIBITS

NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------
2.1 Asset Purchase Agreement, dated and consummated as of April 2, 2001, by and among marchFIRST, Inc., marchFIRST Consulting, Inc., and WH Acquisition Corp., and related documents (incorporated herein by reference to Exhibit 2.1 of divine's Report on Form 8-K filed April 16, 2001 (the "marchFIRST 8-K")).

2.2 Asset Purchase Agreement, dated as of April 2, 2001, and consummated as of April 12, 2001, by and among marchFIRST, Inc., marchFIRST Consulting, Inc., and WH Acquisition Corp., and related documents (incorporated herein by reference to Exhibit 2.2 of the marchFIRST 8-K).

2.3 Agreement and Plan of Merger, dated as of July 8, 2001, among divine, inc., DES Acquisition Company and eshare communications, Inc., excluding exhibits and schedules thereto (incorporated herein by reference to Exhibit 2.1 of divine's Report on Form 8-K filed July 12, 2001 (the "eshare 8-K")).

2.4 Agreement and Plan of Merger and Reorganization, dated as of July 6, 2001, among divine, inc., Knowledge Resources Acquisition Corp. and RoweCom Inc., excluding exhibits and schedules thereto (incorporated herein by reference to Exhibit 2.2 of the eshare 8-K).

2.5(a) Agreement and Plan of Merger, dated as of August 15, 2001, among divine, inc., DI1 Acquisition Company, and Open Market, Inc. (incorporated herein by reference to Exhibit 2.1 of the divine's Report on Form 8-K, filed August 17, 2001).

2.5(b) Amendment, dated as of September 10, 2001, to Agreement and Plan of Merger, dated August 15, 2001, among divine, inc., DI1 Acquisition Company, and Open Market, Inc. (incorporated herein by reference to Exhibit 2.2(b) of divine's Registration Statement on Form S-4, Registration No. 333-66488).

2.6 Agreement and Plan of Merger, dated as of September 17, 2001, among divine, inc., DI2 Acquisition Company, and Eprise Corporation (incorporated herein by reference to Exhibit 2.1 of divine's Report on Form 8-K, filed September 20, 2001).

2.7 Agreement and Plan of Merger, dated as of November 1, 2001, among divine, inc., TD Acquisition Corp. and Data Return Corporation, excluding exhibits and schedules thereto (incorporated herein by reference to Exhibit 2.1 of divine's Registration Statement on Form S-4, Registration No. 333-73826).

3.1 Third Amended and Restated Certificate of Incorporation of the Company, as amended (incorporated herein by reference to Exhibit 2.2 of divine's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
         2001).

3.2 Amended and Restated By-Laws (incorporated herein by reference to Exhibit 3.2 of divine's Registration Statement on Form S-1, Registration No. 333-92851 (the "IPO Registration Statement")).

4.1 Specimen stock certificate representing class A common stock (incorporated herein by reference to Exhibit 4.1 of the IPO Registration Statement).

NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------
4.2 Rights Agreement, dated as of February 12, 2001, between divine interVentures, inc. and Computershare Investor Services, LLC, as Rights Agent, including the form of Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock setting forth the terms of the Series A Junior participating Preferred Stock, par value $.001 per share, as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Preferred Stock as Exhibit C (incorporated herein by reference to Exhibit 1 of divine's Registration Statement on Form 8-A, filed February 13, 2001).

4.3 Amendment No. 1 to Rights Agreement, dated as of July 8, 2001, between divine and Computershare Investor Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 2 of divine's Registration Statement on Form 8-A/A, filed July 23, 2001).

4.4 Amendment No. 2 to Rights Agreement, dated as of August 15, 2001, between divine and Computershare Investor Services, LLC, as Rights Agent (incorporated herein by reference to Exhibit 3 of divine's Registration Statement on Form 8-A/A, filed August 20, 2001).

10.1 divine, inc. 2001 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.4 of divine's Registration Statement on Form S-8, Registration No. 333-62882 (the "divine S-8 Registration Statement")).

10.2 Form of Option Agreement under the divine, inc. 2001 Stock Incentive Plan (incorporated herein by reference to Exhibit 4.5 of the divine S-8 Registration Statement).

10.3 divine, inc. 1999 Stock Incentive Plan, as amended as of May 22, 2001 (incorporated herein by reference to Exhibit 4.6 of the divine S-8 Registration Statement).

10.4 Form of Option Agreement under the divine, inc. 1999 Stock Incentive Plan, as amended as of May 22, 2001 (incorporated herein by reference to Exhibit 4.7 of the divine S-8 Registration Statement).

10.5 eshare communications, Inc. (formerly Melita International Corporation) ("eshare") 1992 Discounted Stock Option Plan, effective June 4, 1992, as amended March 1, 1997 (incorporated herein by reference to Exhibit
         10.2 to eshare's Registration Statement on Form S-1, Registration No. 333-22855 (the "eshare S-1")).

10.6 eshare 1997 Stock Option Plan effective February 6, 1997, as amended October 21, 1997 (incorporated by reference to Exhibit 10.3 to eshare's 1997 Annual Report on Form 10-K, File No. 0-22317).

10.7 Form of Indemnification Agreement for Directors and Executive Officers (incorporated herein by reference to Exhibit 10.3 of the IPO Registration Statement).

10.8 Agreement of Sublease between Budget Rent-A-Car Corporation and divine interVentures, inc., dated as of August 25, 1999 (incorporated herein by reference to Exhibit 10.4 of the IPO Registration Statement).

10.9 Letter Agreement, dated as of July 1, 1999, among divine interVentures, inc., Blackhawk LLC, and Andrew J. Filipowski, as amended on February 28, 2000 (incorporated herein by reference to Exhibit 10.5 of the IPO Registration Statement).

10.10 Series D Registration Rights Agreement, dated as of December 7, 1999, among divine interVentures, inc. and the Purchasers (as defined therein) (incorporated herein by reference to Exhibit 10.12 of the IPO Registration Statement).

10.11 Consulting and Non-Compete Agreement, dated as of March 29, 1999, between PLATINUM technology International, inc. and Andrew J. Filipowski (incorporated herein by reference to Exhibit 10.13 of the IPO Registration Statement).

NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------
10.12 Consulting and Non-Compete Agreement, dated as of March 29, 1999, between PLATINUM technology International, inc. and Michael P. Cullinane (incorporated herein by reference to Exhibit 10.14 of the IPO Registration Statement).

10.13 Consulting and Non-Compete Agreement, dated as of March 29, 1999, between PLATINUM technology International, inc. and Paul L. Humenansky (incorporated herein by reference to Exhibit 10.15 of the IPO Registration Statement).

10.14 Business Opportunities Agreement, dated as of December 7, 1999, by and among divine interVentures, inc. and Dell USA L.P., Microsoft Corporation, CBW/SK divine Investments, Frontenac VII Limited Partnership, Frontenac Masters VII Limited Partnership, First Chicago Investment Corporation, Cross Creek X, LLC, and Mesirow Capital Partners VII (incorporated herein by reference to Exhibit 10.17 of the IPO Registration Statement).

10.15(a) Alliance Agreement, dated as of January 28, 2000, between divine interVentures, inc. and Microsoft Corporation (incorporated herein by reference to Exhibit 10.21 of the IPO Registration Statement).

10.15(b) Amendment No. 1 to Alliance Agreement, dated as of March 29, 2000, by and between Microsoft Corporation and divine interVentures, inc. (incorporated herein by reference to Exhibit 10.25 of the IPO Registration Statement).

10.15(c) Settlement and Purchase Agreement, dated as of September 7, 2001, by and among Microsoft Corporation, MS Channel Initiatives Corp., divine, inc., and divine/Whittman-Hart, inc., including exhibits thereto.

10.15(d) Amendment No. 1 to Settlement and Purchase Agreement, entered into as of October 2, 2001, by and among Microsoft Corporation, MS Channel Initiatives Corp., divine, inc., and divine/Whittman-Hart, inc.

10.15(e) Letter Agreement, dated as of November 13, 2001, by and among Microsoft
         Corporation, MS Channel Initiatives Corp., divine, inc., and divine/Whittman-Hart, inc.

10.16 Lease, dated as of January 7, 2000, by and between Habitat-Kahny, LLC and dotspot, inc. (incorporated herein by reference to Exhibit 10.22 of the IPO Registration Statement).

10.17 Lease, dated as of February 22, 2000, between NDNE 9/90 200 Crossing Boulevard, LLC and Eprise Corporation (incorporated herein by reference to Exhibit 10.1 of Eprise Corporation's Registration Statement on Form S-1, Registration No. 333-94777).

10.18 Lease Agreement, dated August 1994, between eshare and 5051 Peachtree Corners Circle, L.L.C. (incorporated herein by reference to Exhibit
         10.1 to the eshare S-1).

10.19 Lease Agreement, dated August 15, 1999, between eshare Technologies Limited (formerly Melita Europe Limited) and Melita House, Inc. (incorporated herein by reference to Exhibit 10.2 of eshare's 1999 Annual Report on Form 10-K, File No. 0-22317).

10.20 Lease, dated as of March 11, 1997, between Open Market, Inc. and Wayside Realty Trust. (incorporated herein by reference to Exhibit
         10.23 of Open Market's 1996 Annual Report on Form 10-K, File No. 0-28439).

10.21 Office Lease, dated as of November 15, 1999, by and between 114 MILLENNIUM, LTD. and Data Return Corporation (incorporated herein by reference to Exhibit 10.22 of Data Return Corporation's Registration Statement on Form S-1, Registration No. 333-84011 (the "Data Return S-1 Registration Statement")).

NUMBER   DESCRIPTION OF EXHIBIT
------   ----------------------
10.22 First Amendment to Office Lease, dated as of February 15, 2000, by and between 114 MILLENNIUM, LTD. and Data Return Corporation (incorporated herein by reference to Exhibit 10.23 of the Data Return S-1 Registration Statement).

10.23 Second Amendment to Office Lease, dated as of May, 2000, by and between 114 MILLENNIUM, LTD. and Data Return Corporation (incorporated herein by reference to Exhibit 10.24 of the Data Return S-1 Registration Statement).

10.24 Consulting Agreement, dated as of March 9, 2000, by and between divine interVentures, inc. and Michael J. Jordan (incorporated herein by reference to Exhibit 10.23 of the IPO Registration Statement).

10.25 Agreement of Limited Partnership for Platinum Venture Partners I L.P., dated as of September 24, 1994, by and among Platinum Venture Partners, Inc. and the Limited Partners (as defined therein), and amendment thereto effective as of August 4, 1999 (incorporated herein by reference to Exhibit 10.28 of the IPO Registration Statement).

10.26 Agreement of Limited Partnership for Platinum Venture Partners II L.P., dated as of September 24, 1994, by and among Platinum Venture Partners, Inc. and the Limited Partners (as defined therein), and amendment thereto effective as of August 4, 1999 (incorporated herein by reference to Exhibit 10.29 of the IPO Registration Statement).

10.27 Letter Agreement, dated as of May 26, 2000, among divine interVentures, inc., Blackhawk LLC, and Andrew J. Filipowski (incorporated herein by reference to Exhibit 10.30 of the IPO Registration Statement).

10.28 Office Lease Agreement between Dugan/Office, L.L.C. and dotspot, inc., dated as of April 17, 2000 (incorporated herein by reference to Exhibit
         10.26 of divine's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (the "2000 Annual 10-K")).

10.29 Lease Agreement between 1 North Dearborn Trust and dotspot, inc., dated as of September 29, 2000 (incorporated herein by reference to Exhibit
         10.28 of the 2000 Annual 10-K).

10.30 Stockholder Agreement, dated as of July 8, 2001, among divine, inc., Szlam Partners, L.P. and Aleksander Szlam., including exhibits thereto (incorporated herein by reference to Exhibit 99.3 of the eshare 8-K).

10.31 Executive Employment Agreement, effective as of April 16, 2001, between divine, inc. and Andrew J. Filipowski (incorporated herein by reference to Exhibit 10.2 of the Third Quarter).

10.32 Executive Employment Agreement, effective as of April 16, 2001, between divine, inc. and Michael Cullinane (incorporated herein by reference to Exhibit 10.3 of the 2001 Third Quarter 10-Q.)

10.33 Executive Employment Agreement, effective as of April 16, 2001, between divine, inc. and Paul Humenansky (incorporated herein by reference to Exhibit 10.4 of the 2001 Third Quarter 10-Q).

21.1     Subsidiaries of the Registrant

23.1     Consent of KPMG LLP

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ON APRIL 1, 2002.


                                         divine, inc.

                                         By:  /s/ MICHAEL P. CULLINANE
                                              ---------------------------------
                                                  MICHAEL P. CULLINANE
                                              EXECUTIVE VICE PRESIDENT, CHIEF
                                              FINANCIAL OFFICER, AND TREASURER

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES INDICATED ON APRIL 1, 2002.


                  SIGNATURE                                            TITLE
                  ---------                                            -----
PRINCIPAL EXECUTIVE OFFICER:

          /s/ ANDREW J. FILIPOWSKI                  Chairman of the Board and Chief Executive
-------------------------------------------         Officer
            ANDREW J. FILIPOWSKI

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

          /s/ MICHAEL P. CULLINANE                  Executive Vice President, Chief Financial
-------------------------------------------         Officer, Treasurer, and Director
            MICHAEL P. CULLINANE

A MAJORITY OF THE DIRECTORS:

           /s/ PAUL L. HUMENANSKY                   President, Chief Operating Officer, and
-------------------------------------------         Director
             PAUL L. HUMENANSKY

              /s/ TOMMY BENNETT                     Director
-------------------------------------------
                TOMMY BENNETT

               /s/ JOHN COOPER                      Director
-------------------------------------------
                 JOHN COOPER

             /s/ JAMES E. COWIE                     Director
-------------------------------------------
               JAMES E. COWIE

           /s/ MICHAEL H. FORSTER                   Director
-------------------------------------------
             MICHAEL H. FORSTER

             /s/ ARTHUR W. HAHN                     Director
-------------------------------------------
               ARTHUR W. HAHN

             /s/ J. KEVIN NATER                     Director
-------------------------------------------
               J. KEVIN NATER

           /s/ THOMAS J. MEREDITH                   Director
-------------------------------------------
             THOMAS J. MEREDITH

                /s/ JOHN RAU                        Director
-------------------------------------------
                  JOHN RAU

                                    ANNEX J

         DELANO FORM 10-K FOR THE YEAR ENDED MARCH 31, 2001 (U.S. GAAP)

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-K

(x) Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                  For the fiscal year ended March 31, 2001; or

( ) Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from ____________ to _____________.

                          COMMISSION FILE NO. 333-94505

                          DELANO TECHNOLOGY CORPORATION

             (Exact name of Registrant as specified in its charter)



                ONTARIO, CANADA                               98-0206122
       (Province or other Jurisdiction of                   (I.R.S. Employer
         Incorporation or Organization)                    Identification No.)

                      ------------------------------------

            302 TOWN CENTRE BOULEVARD                           L3R 0E8
             MARKHAM, ONTARIO, CANADA                          (Zip code)
(Address of Registrant's principal executive offices)

Registrant's telephone number, including area code           905-947-2222

   Securities registered pursuant to Section 12(b) of the Act:      NONE

   Securities registered pursuant to Section 12(g)    COMMON STOCK NO PAR VALUE
                       of the Act:                          (Title of Class)

                      ------------------------------------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based upon the closing sale price of the Common Stock on May 18, 2001 as reported on the Nasdaq National Market, was approximately $25.1 million. Shares of Common Stock held by each officer and director and by certain persons who owned 5% or more of the Registrant's outstanding Common Stock on that date have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of Friday, May 18, 2001 Registrant had outstanding 37,285,857 shares of Common Stock.

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                          DELANO TECHNOLOGY CORPORATION

                                TABLE OF CONTENTS

                           ANNUAL REPORT ON FORM 10-K

                          FOR YEAR ENDED MARCH 31, 2001



                                                                                    PAGE
                                                                                    ----

                                     PART I
Item 1       Business..............................................................   3
Item 2       Properties............................................................   9
Item 3       Legal Proceedings.....................................................   9
Item 4       Submission Of Matters To A Vote Of Security Holders...................   10

                                     PART II

Item 5       Market For Registrant's Common Equity And Related Stockholder
             Matters...............................................................   10
Item 6       Selected Consolidated Financial Data..................................   13
Item 7       Management's Discussion And Analysis Of Financial Condition
             And Results Of Operations ............................................   14
Item 7A      Qualitative And Quantitative Market Risk..............................   23
Item 8       Delano Technology Corporation Index To Consolidated
             Financial Statements..................................................   33
Item 9       Changes In And Disagreements With Accountants On Accounting And
             Financial Disclosure..................................................   52

                                    PART III

Item 10      Directors And Executive Officers Of The Registrant....................   53
Item 11      Executive Compensation................................................   56
Item 12      Security Ownership Of Certain Beneficial Owners And Management........   59
Item 13      Certain Relationships and Related Transactions........................   60

                                     PART IV

Item 14      Exhibits And Financial Statement Schedules............................   62
Signatures   ......................................................................   63



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                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form-10K contains so-called forward-looking statements including statements about our expectations, beliefs, intentions or strategies for the future, which we indicate by words or phrases such as "anticipate," "expect," "intend," "plan," "will," "we believe," and similar language. We base all forward-looking statements on our current expectations and these statements are subject to risks and uncertainties and to assumptions we have made. Important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements include those listed under "Risk Factors" or described elsewhere in this Annual Report on Form 10-K.

                                     PART I

ITEM 1: BUSINESS

OVERVIEW

Delano Technology Corporation, a corporation formed under the laws of Ontario, Canada in May 1998, develops and markets Customer Relationship Management (CRM) software that incorporates advanced analytics with interaction capabilities on a flexible and scalable technology platform. This technology enables companies to understand, personalize and manage interactions with customers across multiple communication channels. These interactions consist of both inbound and outbound communications through e-mail, company websites, and wireless devices. Companies can use Delano software applications to gain in-depth customer knowledge by creating a unified view of the customer across disparate data, and use the customer insight to initiate marketing campaigns, and route, track, and respond to customer service inquiries. We focus our sales efforts on businesses in the following industries: financial services, retail, technology, telecommunications, and transportation and logistics, as well as other organizations engaged in, or focused on, business-to-business or business-to-customer commercial opportunities using the internet. We are also increasing our activity with channel partners to further our penetration of target industries. Our professional services group can assist our client's internal IT personnel to implement our products.

DESCRIPTION OF BUSINESS

Delano's CRM solution is comprised of operational and analytical applications and technology platforms that seamlessly integrate to provide a unified view of customer interactions across an enterprise. This includes applications for marketing automation, analytics and segmentation, customer service and support, and a technology platform that combines interaction capabilities with the analytic intelligence. We believe that our solution offers the following specific client benefits:

Stronger Customer Relationships. Our CRM solution provides a tool to assist an organization to understand its customer needs, and market to and support them accordingly. For example, our products enable organizations to analyze disparate customer data across multiple touch points in the enterprise. The resulting analysis enables marketers to build customer relationships by engaging in targeted, timely and relevant marketing campaigns that help to convert prospects to customers and retain high value customers.

Faster Corporate Decision Making. Our products also assist our clients to respond to large volumes of inbound e-mail and web-based communications, and route inquiries to the appropriate representatives for action. Additionally, as Delano's solution utilizes a web-based interface, it makes it easier to define and analyze customer information, which means that marketers can react, adapt, and execute campaigns faster than traditional methods.

Scalability and Flexibility. We have designed our products to support large numbers of simultaneous customer interactions. The open architecture (based on industry standards) of our underlying technology platform delivers the flexibility and extensibility to seamlessly integrate with and leverage disparate technology systems and data, and the scalability to grow with an organization's business needs.

Increased Revenue Opportunities. We believe our products help our clients increase their revenues by driving profitable relationships across the customer lifecycle, implementing customer interaction programs that build barriers to switching and extend the customer relationship. For example, clients can generate revenue through marketing campaigns and lead tracking and management, thereby increasing their customer acquisition at a lower cost of execution. Our service applications including electronic surveys, personalized newsletters, in-bound e-mail support, live chat and web

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collaboration and shared knowledge base functionality, can lead to increased revenues by increasing customer loyalty and retention.

Reduced Operating Costs. We believe our products can help our clients lower operating costs. Our solution assists clients to automate large volumes of customer interactions automatically, increasing productivity, which results in lower costs than can be achieved using traditional methods. Delano enables clients to potentially increase productivity while ensuring consistency across marketing campaigns, by creating custom campaigns for different customer segments and saving the templates for future use. Delano's solution is based on open standards, and as a result, is able to integrate with an organization's existing technology investments--including disparate data and legacy systems--to reduce the total cost of ownership.

RECENT BUSINESS ACQUISITIONS

On September 26, 2000 we acquired Continuity Solutions, Inc. pursuant to a transaction where Continuity became our wholly owned subsidiary. Continuity is a provider of integrated multi-channel eCRM solutions, consisting of licensed and ASP offerings. Continuity is headquartered in San Francisco, California and had 15 employees as of the date of the acquisition.

In connection with the acquisition, we issued approximately 1.4 million shares of Delano common stock, no par value, and assumed options and warrants to acquire approximately 150,000 shares of Delano common stock. The transaction was accounted for using the purchase method of accounting.

On October 13, 2000, we acquired Digital Archaeology Corporation ("DA") pursuant to a transaction where DA became our wholly owned subsidiary. DA is a provider of analytics for e-business. The company's solutions provide enterprises with a view of customer and trading partner behavior and preferences across traditional and e-commerce channels. DA was a privately held company based in Kansas City and had 68 employees as of the date of the acquisition.

In connection with the acquisition, we issued approximately 4.6 million of the Company's common stock, no par value, and paid $17.4 million in cash, in exchange for all of the outstanding shares of capital stock of DA, and each outstanding option or right to purchase DA common stock was assumed by the Company and became a right to purchase 0.53 of the Company's common shares. The transaction was accounted for using the purchase method of accounting.

PRODUCTS

Delano is a CRM software company that provides an enterprise with a flexible way to build, understand and intelligently manage customer interactions. Our CRM solution incorporates applications that fit within the operational and analytical CRM categories, and are built on and leverage the inherent qualities of our CRM infrastructure platform.

CRM INFRASTRUCTURE

Delano's CRM infrastructure solution is a technology platform made up of the Delano Interaction Server, the Delano Analytics Server, the Delano Knowledge Management Server, the Delano Rules Server, and component packs that increase Delano's integration with third party systems and data. Delano's technology platform provide the foundation for building diverse customer facing, interaction-based and analytical applications.

DELANO INTERACTION SERVER

Delano's Interaction Server enables companies to develop and deploy interaction-based applications. Delano's operational CRM applications leverage the inherent qualities of this technology platform, providing the flexibility to integrate with existing systems, ease of customization, reduced time to market, and increased return on investment. This interaction platform consists of the following:

- The Delano Interaction Server is an application server designed to manage thousands of diverse interaction-based applications simultaneously. The Interaction Server runs on the Windows, Solaris, Unix, IBM AIX and HP-UX operating systems. It includes an application repository to manage the storage and version control of interaction-based applications. The Interaction Server also manages and controls the quantity of applications or interactions covered by the client's license. The Interaction Server communicates directly with e-mail, web, database and directory servers. Multiple Interaction Servers can operate effectively within a client's enterprise.

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- The Delano Interaction Builder is a graphical application builder environment, designed to enable our clients to develop interaction-based applications simply and quickly. The Builder uses a "drag-and-drop" style interface that allows our clients to define and outline a business process by arranging application components in a flowchart-style environment. The application components serve as the building blocks of an application. The Interaction Builder enables a client to develop interaction-based applications, that, among other things:

- interface with existing corporate databases;

- connect to corporate directories;

- gather information from, and post information to a web server;

- send and receive e-mail using popular e-mail protocols, such as Post Office Protocol 3 (POP3), Internet Message Access Protocol 4 (IMAP4) and Simple Mail Transfer Protocol (SMTP); and

- parse and personalize various document types, including documents in text, HyperText Markup Language or HTML, and eXtensible Markup Language or XML formats.

- The Delano Interaction Administrator is a program that enables our clients to configure, administer and manage interaction-based applications created with the Application Builder and executed on the Interaction Server. The Server Administrator is available as a native or web application to enable remote administration.

DELANO ANALYTICS SERVER

Delano's Analytics Server is an analytical platform for creating highly customized analytical applications that instantly link and analyze disparate data without predefining data structures or data types. Delano's analytical CRM applications leverage the Analytics Server to maximize the flexibility, scalability, and the degree to which a customer can customize its in-depth customer analysis.

Delano Analytics Server consists of the following:

- Delano Analytics Server is a storage repository that permits rapid data integration and analysis. The Analytics server includes over 90 analytic operators;

- Digital Explorer is the desktop environment for building and customizing analytic models, with easy-to-use drag and drop interfaces;

- Net Discovery Explorer is a complete toolkit for building HTML interfaces for Delano-based analytic solutions. Net Discovery is based on a series of plug-ins that operate within industry standard environments such as Microsoft's Front Page.

DELANO KNOWLEDGE MANAGEMENT SERVER

The Delano Knowledge Management Server assists artificial intelligence (AI) assisted technology to provide flexible yet powerful English language and language-independent search capabilities. It can be used to decipher free-form text to deliver automated responses and perform intelligent routing to the person most appropriate for managing a particular customer's requests.

The Delano Knowledge Management Server enables companies to capture, control and disseminate information and knowledge across their extended enterprise. Through this server, companies can cultivate a collaborative environment of knowledge sharing and can automatically organize, categorize, cross-link and disseminate large amounts of unstructured information. The Delano Knowledge Management Server is incorporated into Delano's Velocity Service application.

DELANO RULES SERVER

The Delano Rules Server enables organizations to manage the business rules associated with customer interactions. This enables agile adaptation to changing business needs without having to customize an organization's existing systems and applications. By empowering the `owners' of business processes to determine the intelligence behind rules, the Delano Rules Server places control of an organization's interactions in the hands of its experts.

DELANO COMPONENT PACKS

Delano component packs are designed as groupings of components to improve integration between the Delano Interaction Server and our client's existing infrastructures, including third party solutions, databases, and middleware

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technology. The following are the component packs we currently have available for our clients: Delano Component Pack for J2EE, Delano Component Pack for Microsoft BackOffice, Delano Component Pack for Databases, Delano Enterprise Connectivity, Delano Component Development Kit, Delano Component Pack for Wireless Interactions, Delano Component Pack for XML, Delano Component Pack for the Web, and Component Pack for IBM Connectivity.

OPERATIONAL CRM

Delano's operational CRM applications - Velocity Live, Velocity Expert and Velocity Assistant, comprise an integrated suite of marketing and customer service applications that are built on top of the Delano Interaction Server and leverage its inherent benefits including its flexibility and scalability.

DELANO VELOCITY MARKETING

Velocity Marketing is a campaign management application that enables marketers to create and enhance customer relationships with event-driven, one-to-one marketing campaigns, interactive surveys, and personalized newsletters. It enables organizations to launch event-driven marketing campaigns to acquire new customers and create relationships through timely, relevant and personalized up-sell and cross-sell offers.

Velocity Marketing provides a unified view of all campaign efforts across multiple channels, enabling the user to change timelines, targets, offers, and responses, on the fly. It also enables an organization to optimize campaign execution by using in-depth analysis to measure key success metrics following a campaign and use the insight to drive greater results in future campaigns. Marketers can also increase their productivity while ensuring consistency across campaigns, by creating custom campaigns for different segments and saving the templates for future use.

Using Velocity Marketing, marketing campaigns can automatically be triggered by any pre-determined event that occurs throughout the customer lifecycle, such as the purchase of a new product or the end of a service contract. It enables interactive surveys to be distributed as part of marketing campaigns, or used as Web registration forms. Organizations can also use Velocity Marketing to design, deliver, and analyze results of personalized surveys, contests, and quizzes, using individual responses to automatically trigger additional campaign efforts. It also enables organizations to create, manage and distribute newsletters, completely automating and managing the workflow from author to editor to publisher to customer.

DELANO VELOCITY SERVICE

Delano Velocity Service is a customer service application that provides fast, relevant, and automated response management and routing of inbound communications via e-mail, chat, or Web inquiries. By automating the routing and response of inbound communications, Velocity Service increases customer loyalty and retention while lowering the cost of an organization's service department.

Velocity Service helps to maximize ensures maximum customer service productivity, response accuracy, and improved lead management. This is achieved by enabling customer service professionals to quickly deliver accurate answers to customer inquiries using established knowledge bases of corporate information and send auto-acknowledgements and auto-responses based on sophisticated, easy-to-create rules.

Powerful and flexible routing and escalation rules, content analysis, consultation, and response allow the entire workflow of inbound communications to be automated, thereby increasing response efficiency and effectiveness.

ANALYTICAL CRM

DISCOVERY MARKETING

Discovery Marketing is an analytical e-marketing application that enables an enterprise to use disparate data to identify, finely segment, and better understand their customers and add intelligence to their online marketing campaigns. Discovery Marketing strengthens Delano's Velocity Marketing offering by turning data from disparate sources across an enterprise into customer knowledge. The customer knowledge enables marketers to increase their return on investment by developing timely, relevant and targeted marketing campaigns that help to convert prospects to customers, and retain high value customers.

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In addition to providing in-depth segmentation of customer information which helps to increase sales from new and existing customers, Discovery Marketing also enables organizations to analyze customer segments against various criteria--such as demographics--to identify cross-sell and up-sell opportunities. Discovery Marketing enables an organization to use ad-hoc analysis to segment customers based on the optimal criteria for a given marketing campaign.

PROFESSIONAL SERVICES

If desired, our professional services group will work with clients to learn about their specific requirements and implement integrated solutions based on Delano's offerings. Generally, this process is based on a four-step methodology, with key client checkpoints at the completion of each step:

- Initial needs assessment. Our professional services group works with our clients to define their requirements. Once a sale has been completed, the professional services group works with the client to prioritize applications, identify key data structures that are required and develop a detailed design overview document;

- Application building. The group will construct the required applications using the Application Builder, develop web forms and e-mail messages and install and configure the Interaction Server in the client's environment;

- Testing and training. The applications are volume and user-tested. The group also tests the interfaces between our applications and existing legacy systems. The group will conduct training and develop technical documentation for the specific applications;

- Deployment. The applications are published and integrated with client's systems. The group monitors production to ensure that the application is functioning properly and that any modifications are documented.

We typically provide professional services on a time-and-materials basis, acting either alone or with third-party distribution companies, consulting organizations and software vendors. After our solution has been implemented, our client services and support organization handles ongoing account management and monitors client satisfaction.

PRODUCTS UNDER DEVELOPMENT

Due to our CRM focus, we continue to enhance our marketing and service offerings, adding breadth and depth to the application suite through our internal research and development efforts and partnerships with other technology vendors. This strategy enables us to deliver products to cross- and up-sell to our existing customers, simultaneously strengthening our overall product offering for prospects. Our focus includes:

- enhancing our current customer segmentation capabilities, to allow marketers to deliver targeted campaigns to the right audience with the right message and provide service professionals with the information needed to best service their customers by leveraging the Delano analytics platform; and,

- broadening our offering of customer value management, providing managers with the ability to drive customer relationships based on individual customer value by analyzing both the revenue and the costs associated with marketing and service activities.

CLIENT SERVICE AND SUPPORT

Our technical services group provides maintenance and technical support to our clients, including software upgrades and updates and emergency response. To date, almost all our clients have entered into maintenance agreements that entitle them to technical services. Annual maintenance fees are typically equal to 18% of the product license fee. We provide support to our clients through our support center located in Markham, Ontario.

SALES AND MARKETING

As of March 31, 2001, we had 182 sales, business development and marketing professionals, including sales personnel, sales engineers, strategic account representatives and marketing representatives. We maintain 3 direct sales representatives in Ontario as well as a total of 31 sales representatives in the United States, and 7 sales representatives in Europe, who oversee and process all orders for our products and services in Europe and parts of Africa. As well, we have a joint venture with eGlobal Technology Service Limited ("eGlobal") for Asia Pacific. Our direct sales force is organized into regional teams, which include both sales representatives and systems engineers.

Our direct sales force is complemented by telemarketing from our headquarters in Markham, Ontario, which

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generates, follows up and qualifies leads, and by third-party distribution companies, consulting organizations and software vendors with whom we have agreements, such as Nortel Networks, Braun Consulting, Deloitte Consulting, Interactive Business Systems and Ironside Technologies. These third-parties further expand the distribution channels for our products.

We also pursue original equipment manufacturer sales opportunities with vendors of complementary technology, including developers of enterprise resource planning systems, customer relationship management systems, messaging, internet and e-commerce solutions such as Ironside Technologies, i2 Technologies, Nortel Networks, and Protagona worldwide. These vendors may seek to enhance and extend their solutions by integrating our products into theirs.

To support our sales efforts, we conduct seminars for prospective clients and ongoing public relations campaigns, participate in conferences and trade shows and distribute direct mailings, newsletters and website communications. We typically market our products and services independently, but we also selectively conduct joint marketing activities with third-party distribution companies, consulting organizations and software vendors.

CLIENTS

We focus our sales efforts on organizations in five major market sectors: financial services, retail, technology, telecommunications, and transportation and logistics. We have also identified demand in marketing services organizations and companies focused on business-to-business or business-to-consumer commercial opportunities over the internet. Although we are primarily targeting clients in these market sectors, we believe that increasing use of the internet and the benefits offered by our products will provide opportunities in other market sectors. The following is a representative list of our clients by market segment:

- Financial Services -- Charles Schwab Canada Co., Chase Manhattan Bank, Zurich Insurance, Heller Financial, Worldinsure.com;

- Technology -- Nortel Networks; i2 Technologies, Compaq, ATI Technologies, Ironside Technologies, Protagona;

- Telecommunications -- Ericsson Inc., Sprint, HickoryTech Information
Solutions;

- Transportation and Logistics -- Mark VII, Inc., Rental Services Corp., and Cardinal Logistics;

- Retail -- Mary Kay, The Sharper Image, Ann Taylor, Target;

- Marketing Services -- Ogilvy Worldwide, Grey Worldwide, Middleberg 1.2.1, Association of National Advertisers, and The Computing Group, a division of Omnicom;

- E-commerce (business-to-consumer) -- GroceryGateway.com, Tickets.com, Webhelp.com, Borderfree, e-centives inc., Harborfreight.com, a web service operated by Central Purchasing Inc. and Marketrend Communications Inc.; and,

- E-commerce (business-to-business) -- LendingTree.com, and eBreviate, a division of AT Kearney.

In the year ended March 31, 2001, no customer accounted for 10% of our total revenues. We expect a substantial portion of our license and service revenues in any given quarter to be generated from a limited number of clients. However, we do not believe that we will be dependent on any ongoing commitments from any particular client.

COMPETITION

The market for our products and services is highly competitive. The market is evolving rapidly from both a commercial and a technological perspective. We believe that the principal competitive factors affecting our market include the technology infrastructure, breadth of the offered solution, the speed of deployment, distribution breadth, product quality and reliability, customer and professional services quality, a significant base of high-profile customers and industry influencers, and demonstrable value for the customer. Although we believe that our products compare very favorably with respect to these factors our market is relatively new and is developing rapidly.

We currently, and will for the foreseeable future, face competition from many sources, including operational and analytical CRM vendors (who compete directly with our products), and systems designed in-house and by third-party development efforts. For example, our competitors include CRM vendors such as e.Piphany, Broadbase/Kana, and Xchange Applications.

RESEARCH AND DEVELOPMENT

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We believe that our future success depends in large part on our ability to maintain and enhance our technology, to develop a large library of software products, and to enhance our market positioning through the deployment of emerging technologies. For the year ended March 31, 2001, we invested $17.4 million in product development, compared to $3.6 million and $797,000 for the year ended March 31, 2000, and the period from May 7, 1998 to March 31, 1999 respectively.

In order to maintain our focus on developing new products and enhancements, it is important that we recruit highly skilled, experienced engineers and software developers. Our senior managers are generally experienced in enterprise application development. We have designed a process for product development which defines and addresses the activities required to successfully bring product concepts and development projects to market, ensures that feedback from our sales, marketing, and business development efforts is appropriately integrated into the development cycle, and ensures that products and programs are available within appropriate timeframes.

As of March 31, 2001, we had 179 personnel engaged in research and development activities.

INTELLECTUAL PROPERTY

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect our proprietary information and technology. We currently have two U.S. patent applications pending. Our pending applications, if allowed, will cover a material portion of our products and services. In addition, we have one U.S. trademark.

As part of our confidentiality procedures, we generally require our employees, clients and potential business partners to enter into confidentiality and non-disclosure agreements before we will disclose any sensitive aspects of our products, technology or business plans. In addition, we generally require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. These efforts afford only limited protection.

EMPLOYEES

As of March 31, 2001, we had 490 full-time employees, including 179 in research and development, 76 in professional services, 182 in sales, business development and marketing and 53 in general and administrative. We had a net addition of 209 employees between April 1, 2000 and March 31, 2001. None of our employees are covered by collective bargaining agreements and we have never experienced a strike or work stoppage. We believe our relations with our employees are good.

ITEM 2: PROPERTIES

Our corporate headquarters are located in Markham, Ontario. In November 1999, we entered into a 10-year lease for approximately 58,000 square feet for new corporate headquarters. This new lease took effect on May 1, 2000. We believe that our facilities are adequate to meet our requirements for the foreseeable future. We also lease office space in California, Colorado, Kansas, Illinois, Minnesota, Texas, New York and New Jersey, London, U.K. and Hong Kong. We do not own any real property.

We are proceeding to sub-lease portions of our offices in Markham, Illinois, California and London.

ITEM 3: LEGAL PROCEEDINGS

On February 22, 2001, We Media, Inc. filed a lawsuit against the Company in the Supreme Court for the State of New York, County of New York. The Complaint asserts claims for breach of contract, unjust enrichment, misrepresentation, and tortuous interference with prospective economic advantage. WeMedia claims damages in the amount of $5,000,000 together with treble punitive damages, interest and costs. The Company has removed the action to the United States District Court for the Southern District of New York, and filed its Answer and a Counterclaim. The Company believes that it has numerous meritorious defenses to the action and intends to defend it vigorously.

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ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(A) MARKET INFORMATION AND RECENT SALES OF UNREGISTERED SECURITIES

Delano's common stock is listed on the NASDAQ Stock Market under the symbol "DTEC" and commenced trading on Feb 9, 2000. The Company's common stock is also listed on the Toronto Stock Exchange under the symbol "DLN" and commenced trading on May 3, 2001.

The following table sets forth the range of high and low closing sales prices for each period indicated, adjusted for the 3 for 2 stock split effective January 2000:



                                                                         HIGH              LOW
                                                                         ----              ---

FISCAL 2000
      Fourth Quarter (from February 9, to March 31, 2000)......       $   51.50         $  22.44
FISCAL 2001
      First Quarter ...........................................       $   24.94         $   9.75
      Second Quarter ..........................................       $   18.19         $   9.50
      Third Quarter  ..........................................       $   17.12         $   5.12
      Fourth Quarter ..........................................       $    5.37         $   1.37



The reported last sale price of Delano's common stock on the NASDAQ Stock Market on May 18, 2001 was: $0.81. The approximate number of holders of record of the shares of the Company's common stock was 635 as of May 18, 2001. This number does not include stockholders whose shares are held in trust by other entities. The actual number of stockholders is greater than this number of holders of record. The Company estimates that the number of beneficial stockholders of the shares of the Company's common stock as of May 18, 2001 was approximately 6,000.

Delano has authorized common stock, with no par value and Preferred Stock. Delano has not issued any Preferred Stock.

Delano has not paid any cash dividends on its capital stock. Delano currently intends to retain its earnings to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

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Our financial statements are reported in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

We express all dollar amounts in this Annual Report on Form 10-K in United States dollars, except where otherwise indicated. References to "$" are to United States dollars and references to "Cdn$" are to Canadian dollars. This Annual Report on Form 10-K contains a translation of some Canadian dollar amounts into U.S. dollars at specified exchange rates solely for your convenience. Unless otherwise indicated, these Canadian dollar amounts were translated into U.S. dollars based on Cdn$1.00 per US$0.6344, which was the inverse of the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2001. See "Exchange Rate Information."

                            EXCHANGE RATE INFORMATION

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based on the inverse of the noon buying rate.



                                                      YEAR ENDED                YEAR ENDED
                                                    MARCH 31,2000              MARCH 31, 2001
                                                    -------------              --------------
High......................................            $  0.6969                  $  0.6796
Low.......................................               0.6607                     0.6344
End.......................................               0.6879                     0.6344
Average...................................               0.6795                     0.6636



On May 18, 2001, the inverse of the noon buying rate was Cdn$1.00 per $0.6523.

ITEM 6: SELECTED CONSOLIDATED FINANCIAL DATA

You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data are derived from our consolidated financial statements that have been audited by KPMG LLP, independent auditors, and are included elsewhere in this Annual Report on Form 10-K.




                                                                     PERIOD FROM
                                                                     MAY 7, 1998
                                                                    (INCEPTION) TO     YEAR ENDED        YEAR ENDED
                                                                     MARCH 31,1999   MARCH 31, 2000     MARCH 31,2001
                                                                     -------------   --------------     -------------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues:
  Licenses.........................................................           --       $      8,799     $     25,636
  Services.........................................................           --                690            4,739
                                                                      ----------       ------------     ------------
     Total revenues................................................           --              9,489           30,375
                                                                      ----------       ------------     ------------
Cost of revenues:
  Licenses.........................................................           --                 59              332
  Services.........................................................           --              1,239            5,038
                                                                      ----------       ------------     ------------
     Total cost of revenues........................................           --              1,298            5,370
                                                                      ----------       ------------     ------------
Gross profit.......................................................           --              8,191           25,005
                                                                      ----------       ------------     ------------
Operating expenses:
   Sales and marketing.............................................   $      554             11,732           49,275
   Research and development........................................          797              3,649           17,385
   General and administrative......................................          180              1,515            4,671
   Amortization of deferred stock-based compensation...............          171              1,671            3,416
   Amortization of goodwill and identifiable intangibles...........           --                 --           11,025
   In-process research and development.............................           --                 --              429
   Impairment of goodwill and identifiable intangibles.............           --                 --           96,980
                                                                      ----------       ------------     ------------
   Total operating expenses........................................        1,702             18,567          183,181
                                                                      ----------       ------------     ------------
Loss from operations...............................................       (1,702)           (10,376)        (158,176)
   Interest income, net............................................           13              1,099            4,393
   Equity in loss of associated company............................           --                 --             (278)
   Asset impairment................................................           --                 --             (694)
   Restructuring charges...........................................           --                 --           (6,263)
                                                                      ----------       ------------     ------------
Loss before provision for income taxes.............................       (1,689)            (9,277)        (161,018)
   Provision for income taxes......................................           --                 --               --
                                                                      ----------       ------------     ------------
Loss for the period................................................       (1,689)            (9,277)        (161,018)
   Less: accretion of dividends on redeemable convertible special
   shares..........................................................         (101)              (313)              --
                                                                      ----------       ------------     ------------
Loss applicable to common shares...................................   $   (1,790)      $     (9,590)    $   (161,018)
                                                                      ==========       ============     ============
Basic and diluted loss per common share............................   $    (2.40)      $      (1.50)    $      (4.84)
                                                                      ==========       ============     ============
Shares used in computing basic and diluted loss per common share...          746              6,381           33,283
                                                                      ==========       ============     ============




                                                                                  MARCH 31, 2000       MARCH 31, 2001
                                                                                  --------------       --------------
                                                                                              (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash and cash equivalents.................................                             $  82,370        $     34,209
Short-term investments....................................                                29,154               1,155
Working capital...........................................                               110,410              32,488
Total assets..............................................                               119,907              64,639
Long-term obligations, net of current portion.............                                   222                  49
Redeemable convertible special shares.....................                                    --                  --
Shareholders' equity .....................................                               112,561              49,941


ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 21e of the Securities Exchange Act of 1934. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors," elsewhere in this report and in our other public filings.

The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K.

OVERVIEW

From the date of our incorporation on May 7, 1998 until April 1999 we were a development stage company and had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our initial products. In May 1999, we released and sold the first commercially available version of the Delano e-Business Interaction Suite.

On September 26, 2000 we acquired Continuity Solutions, Inc. pursuant to a transaction where Continuity became our wholly owned subsidiary. Continuity is a provider of integrated multi-channel eCRM solutions, consisting of licensed and ASP offerings. Continuity is headquartered in San Francisco, California and had 15 employees as of the date of the acquisition.

In connection with the acquisition, we issued approximately 1.4 million shares of Delano common stock, no par value, and assumed options and warrants to acquire approximately 150,000 shares of Delano common stock. The transaction was accounted for using the purchase method of accounting.

On October 13, 2000, we acquired Digital Archaeology Corporation ("DA") pursuant to a transaction where DA became our wholly owned subsidiary. DA is a provider of analytics for e-business. The company's solutions provide enterprises with a view of customer and trading partner behavior and preferences across traditional and e-commerce channels. DA was a privately held company based in Kansas City and had 68 employees as of the date of the acquisition.

In connection with the acquisition, we issued approximately 4.6 million of the Company's common stock, no par value, and paid $17.4 million in cash, in exchange for all of the outstanding shares of capital stock of DA, and each outstanding option or right to purchase DA common stock was assumed by the Company and became a right to purchase 0.53 of the Company's common shares. The transaction was accounted for using the purchase method of accounting.

To date, we have derived substantially all of our revenues from the sale of software product licenses and from the provision of professional services, including implementation, training and maintenance services. Our products have been sold primarily through our direct sales force.

Our products are offered on a licensed basis. We license our products based on:

- a fee for each client, which depends on the specific and individual needs of the client;

- an additional fee, which covers installation, configuration, training and professional services; and

- a variable component, which depends on, among other things, the number of servers and the number of optional applications and add-ons, servers and component packs purchased.

We recognize our software license revenues in accordance with the American Institute of Certified Public Accountants, or ("AICPA"), Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and related amendments and interpretations contained in the AICPA's SOP 98-9. We generally recognize revenues allocated to software licenses upon delivery of the software products, when all of the following conditions have been met:

- persuasive evidence of an arrangement exists;

- the license fee is fixed or determinable; and

- the license fee is collectible.

Because substantially all of our software license agreements include related maintenance services, these agreements are multiple-element arrangements. We allocate the fees in multiple-element arrangements based on the respective value for each element, with maintenance being allocated typically at 18% of license revenue in all sales. Delivery of the software generally is deemed to occur upon shipment of the software unless customers are provided the opportunity to return the products. Revenues are recognized only when all refund obligations have expired. In situations where we provide online offerings, delivery of the software occurs upon initiation of the online offerings. Revenues from maintenance and support services and online offerings are recognized ratably over the related contractual period.

Our cost of revenues includes the cost of product documentation, the cost of compact disks used to deliver our products, personnel-related expenses, travel costs, equipment costs and overhead costs.

Our operating expenses are classified into four categories: sales and marketing, research and development, general and administrative, and amortization of deferred stock-based compensation.

- Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials;

- Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and in connection with the enhancement of existing products and quality assurance activities;

- General and administrative expenses consist primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses;

- Amortization of deferred stock-based compensation includes the amortization, over the vesting period of a stock option, of the difference between the exercise price of options granted to employees and the deemed fair market value of the options for financial reporting purposes. In addition, deferred stock-based compensation includes compensation expense arising on the issuance of options and a warrant to employees and a consultant, calculated as the difference between the exercise price of the options and warrant and the fair market value at the date of issuance. Also included in amortization of deferred stock-based compensation is compensation expense relating to an option to acquire shares of the Company issued in connection with a professional services agreement between the Company and a related corporation. The compensation expense is calculated as the difference between the exercise price of the option and the fair market value at the time the option was issued or earned. Also included in amortization of deferred stock-based compensation is compensation expense relating to the unvested options assumed in the acquisitions of Continuity and DA.

We allocate common costs based on relative headcount or other relevant measures. These allocated costs include rent and other facility-related costs for the corporate head office, communication expenses and depreciation expenses for furniture and equipment.

In connection with the granting of stock options and the issuance of a warrant to our employees and a consultant, we recorded deferred stock-based compensation totaling $13.7 million through March 31, 2001. This amount represents the total difference between the exercise prices of stock options and the warrant and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted and the warrant issued. This amount is included as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board, or ("FASB"), Interpretation No. 28. We recorded $171,000 of stock-based compensation amortization expense during the period from May 7, 1998 to March 31, 1999, $1.7 million of stock-based compensation amortization expense during the year ended March 31, 2000 and $3.4 million of stock-based compensation amortization expense during the year ended March 31, 2001. As of March 31, 2001, we had a total of $8.5 million of deferred stock-based compensation that had not been amortized. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through December 2003 of approximately $845,000 per quarter. The amortization of deferred stock-based compensation is classified as a separate component of operation expenses in our consolidated statement of operations.

In our development of new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, our software development costs eligible for capitalization have been insignificant and all costs related to internal product development have been expensed as incurred.

Special charges for the year ended March 31, 2001 included a $694,000 asset impairment charge, a $6.3 million restructuring charge and a $97.0 million goodwill and identifiable intangibles impairment.

(a) Asset Impairment Charge. During the three months ended March 31, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $694,000 of software and other capital assets, as well as a long-term investment, had no future value to the Company.

(b) Restructuring Charge. During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.3 million as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the USA and Canada, and by implementing other measures. This charge is part of a plan to streamline the Company's efforts to focus on achieving profitability. The restructuring charge was comprised of $3.2 million for headcount reductions, $2.2 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $900,000 related to eliminating the Company's ASP sales model. As of March 31, 2001, $2.7 million had been paid out on the restructuring charge.

The Company determined its restructuring charge in accordance with Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company's senior management prepared a detailed exit plan that included the termination of 136 employees, closure of certain facilities and the elimination of the ASP sales model.

In connection with the restructuring actions, the Company terminated the employment of 102 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited a portion of its facilities in Toronto and most of its offices in the USA. The Company has entered into sublease arrangements for some of its office space.

In April 2001, the Company announced further restructuring plans to reduce its headcount by 31 percent and close additional offices in the USA and Canada. The Company expects some of the employees in these offices to consider opportunities to work in its other remaining offices. There was no impact on the financial statements for the year ended March 31, 2001 relating to these actions. The Company expects to recognize a restructuring charge in the first quarter of fiscal year 2002 relating to the April 2001 restructuring of approximately $5.5 million.

(c) Impairment of goodwill and identifiable intangibles. We performed an impairment assessment of the goodwill and identifiable intangibles recorded in connection with the acquisition of Continuity and DA. The assessment was performed primarily due to the significant sustained decline in our stock price since the valuation date of the shares issued in the Continuity and DA acquisitions resulting in our net book value of our assets prior to the impairment charge significantly exceeding our market capitalization, the overall decline in the industry growth rates, and our lower fourth quarter of 2001 actual and projected operating results. As a result of our review, we recorded a $97.0 million impairment charge to reduce goodwill and identifiable intangibles. The charge was determined based upon our estimated discounted cash flows over the remaining estimated useful life of the goodwill and identifiable intangibles using a discount rate of 24.8%. The assumptions supporting the cash flows including the discount rate were determined using our best estimates as of such date. The remaining goodwill balance of approximately $5.2 million will be amortized over its remaining useful life. We will continue to assess the recoverability of the remaining goodwill and identifiable intangibles periodically in accordance with our policy.

We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as being a good indication of our future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. Although we have experienced significant revenue growth recently, this trend may not be sustainable. Furthermore, we may not achieve or maintain profitability in the future.

RESULTS OF OPERATIONS

YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000.

Revenues. Total revenues for the year ended March 31, 2001 were $30.4 million compared to $9.5 million for the year ended March 31, 2000. In the year ended March 31, 2001 license revenues accounted for $25.6 million or 84.4% of total revenues. In the year ended March 31, 2000, license revenues accounted for $8.8 million, or 92.7% of total revenues. Services revenues, including maintenance and services fees, accounted for $4.7 million, or 15.6% of revenues for the year ended March 31, 2001, compared to $690,000 or 7.3% of total revenues for the year ended March 31, 2000. Approximately 66.0% of our total revenues were generated in the United States, 19.9% were generated in Canada and 14.1% were generated elsewhere in the year ended March 31, 2001, compared to 69.3%, 25.9% and 4.8% respectively for the year ended March 31, 2000.

Cost of revenues. Cost of license revenues was $332,000 or 1.1% of total revenues for the year ended March 31, 2001 compared to $59,000 for the year ended March 31, 2000 or 0.6% of total revenues. Cost of services revenues was $5.0 million, or 16.6% of total revenues for the year ended March 31, 2001, compared to $1.2 million for the year ended March 31, 2001, or 13.1% of total revenues. We anticipate that cost of service revenues will decrease in absolute dollars as we do not anticipate hiring additional services personnel. We anticipate that the cost of license revenues will stay proportionate with license revenues.

Sales and marketing. Sales and marketing expenses increased from $11.7 million or 123.6% of revenues for the year ended March 31, 2000 to $49.3 million or 162.2% of revenues for the year ended March 31, 2001. This increase was attributable primarily to the addition of 51 sales and marketing personnel and higher marketing costs due to expanded promotional activities. We anticipate that sales and marketing expenses will decrease in absolute dollars as we have reduced the number of sales and marketing personnel and reduced discretionary marketing programs.

Research and development. Research and development expenses increased from $3.6 million or 38.5% of revenues for the year ended March 31, 2000 to $17.4 million or 57.2% of revenues for the year ended March 31, 2001. This increase was attributable primarily to the addition of 85 product development and related services personnel and to increased consulting and recruiting costs. The expenses were reduced by investment tax credits of $285,000 for the year ended March 31, 2000. We anticipate that research and development expenses will decrease in absolute dollars, and will reduce as a percentage of total revenues from period to period as we have reduced research and development personnel.

As a Canadian Controlled Private Corporation or ("CCPC"), we qualified for certain investment tax credits under the Income Tax Act (Canada) on eligible research and development expenditures. Prior to our initial public offering, refundable investment tax credits, which result in cash payments to us, have been recorded at a rate of 35% of eligible current and capital research and development expenditures. Prior to our initial public offering, we were entitled to an investment tax credit at these rates for the first Cdn$2.0 million (approximately $1.3 million) of eligible research and development expenditures and a further investment tax credit at the rate of 20% of eligible research and development expenditures in excess of Cdn$2.0 million. Investment tax credits on current expenditures earned at the 35% rate are fully refundable to CCPCs. Investment tax credits earned by a CCPC on capital expenditures at the 35% rate are refundable at a rate of 40% of the amount of the credit. We will earn investment tax credits at a rate of 20% of eligible current and capital research and development expenditures made after our initial public offering. While a portion of investment tax credits earned as a CCPC are refundable, investment tax credits earned after our initial public offering may only be used to offset income taxes otherwise payable.

General and administrative. General and administrative expenses increased from $1.5 million or 16.0% of revenues for the year ended March 31, 2000 to $4.7 million or 15.4% of revenues for the year ended March 31, 2001, due primarily to the addition of 29 administrative personnel, increased consulting costs and to higher facilities-related expenses necessary to support our growth. We expect that general and administrative expenses will decrease in absolute dollars as we have reduced personnel and related costs to facilitate the growth of our business.

Amortization of goodwill and identifiable intangibles. On September 26, 2000, the Company completed its acquisition of Continuity. As a result of the acquisition, $19.4 million was allocated to goodwill, and identifiable intangibles. This amount is being amortized on a straight-line basis over a period of three years for identifiable intangibles, and five years for goodwill from October 1, 2000. On October 16, 2000, the Company completed its acquisition of Digital Archaeology. As a result of the acquisition, $94.2 million was allocated to goodwill and identifiable intangibles. This amount is being amortized from October 16, 2000 on a straight-line basis over a period of three years for identifiable intangibles and five years for goodwill. For the year ended March 31, 2001, $11.0 million (2000 - nil) of goodwill amortization was recorded.

If events or changes in circumstances indicate that these long lived assets will not be recoverable, as determined based on the undiscounted cash flows of the acquired businesses or if determined that the amounts paid for them would have changed materially based on underlying changes in the financial markets and therefore fundamental changes in the value of technology companies, over the remaining amortization period, the carrying value is reduced to net realizable value. For the year ended March 31, 2001, goodwill and identifiable intangibles was reduced by approximately $97.0 million.

Amortization of deferred stock-based compensation. We incurred a charge of $1.7 million or 17.6% of revenues in the year ended March 31, 2000 and a charge of $3.4 million or 11.2% of revenues for the year ended March 31, 2001 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

Interest income, net. Interest income, net for the period ended March 31, 2000 was $1.1 million. Interest income, net for the year ended March 31, 2001 was $4.4 million, reflecting the interest earned on the cash and cash equivalents balance arising from our special warrant offering in June 1999 and our initial public offering in February 2000.

In-process research and development. In connection with the acquisition of Continuity and Digital Archaeology, net intangibles of $429,000 were allocated to in-process research and development. The fair value allocation to in-process research and development was determined by identifying the research projects for which technical feasibility has not been achieved and which have no alternative future use at the acquisition date, assessing the stage and expected date of completion of the research and development effort at the acquisition date, and calculating the net present value of the cash flows expected to result from the successful deployment of the new technology resulting from the in-process research and development effort.

Provision for income taxes. A deferred tax asset of $44.1 million existed as of March 31, 2001 compared to $4.8 million at March 31, 2000. A valuation allowance is recorded against a deferred tax asset if it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially all of the deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the non-transferable nature of the deferred tax asset under certain conditions.

YEAR ENDED MARCH 31, 2000 COMPARED TO YEAR ENDED MARCH 31, 1999.

Revenues. For the period from our inception to March 31, 1999, we were a development stage company and had no revenues. Total revenues for the year ended March 31, 2000 were $9.5 million. License revenues accounted for $8.8 million, or 92.7% of total revenues. Services revenues, including maintenance and services fees, accounted for the remaining $690,000 or 7.3% of total revenues. Approximately 69.3% of our total revenues were generated in the United States, 25.9% were generated in Canada and 4.8% were generated elsewhere in the year ended March 31, 2000.

Cost of revenues. Cost of license revenues was $59,000 for the year ended March 31, 2000 or 0.6% of total revenues. Cost of services revenues was $1.2 million for the year ended March 31, 2000, or 13.1% of total revenues. We anticipate that cost of service revenues will increase in absolute dollars as we continue to hire additional services personnel. We anticipate that the cost of product revenues will increase proportionately with increases in license revenues.

Sales and marketing. Sales and marketing expenses increased from $554,000 for the period ended March 31, 1999 to $11.7 million for the year ended March 31, 2000. This increase was attributable primarily to the addition of 110 sales and marketing personnel and higher marketing costs due to expanded promotional activities. We anticipate that sales and marketing expenses will increase in absolute dollars as we continue to hire additional sales and marketing personnel and expand discretionary marketing programs.

Research and development. Research and development expenses increased from $797,000 for the period ended March 31, 1999 to $3.6 million for the year ended March 31, 2000. This increase was attributable primarily to the addition of 74 product development and related services personnel and to increased consulting and recruiting costs. The expenses were reduced by investment tax credits of $285,000 for the year ended March 31, 2000. We anticipate that research and development expenses will increase in absolute dollars, but will vary as a percentage of total revenues from period to period as we continue to hire additional research and development personnel.

As a Canadian Controlled Private Corporation or ("CCPC"), we qualified for certain investment tax credits under the Income Tax Act (Canada) on eligible research and development expenditures. Prior to our initial public offering, refundable investment tax credits, which result in cash payments to us, have been recorded at a rate of 35% of eligible current and capital research and development expenditures. Prior to our initial public offering, we were entitled to an investment tax credit at these rates for the first Cdn$2.0 million (approximately $1.4 million) of eligible research and development expenditures and a further investment tax credit at the rate of 20% of eligible research and development expenditures in excess of Cdn$2.0 million. Investment tax credits on current expenditures earned at the 35% rate are fully refundable to CCPCs. Investment tax credits earned by a CCPC on capital expenditures at the 35% rate are refundable at a rate of 40% of the amount of the credit. We will earn investment tax credits at a rate of 20% of eligible current and capital research and development expenditures made after our initial public offering. While a portion of investment tax credits earned as a CCPC are refundable, investment tax credits earned after our initial public offering may only be used to offset income taxes otherwise payable.

General and administrative. General and administrative expenses increased from $180,000 for the period ended March 31, 1999 to $1.5 million for the year ended March 31, 2000, due primarily to the addition of 18 administrative personnel, increased consulting costs and to higher facilities- related expenses necessary to support our growth. We expect that general and administrative expenses will increase in absolute dollars as we add personnel and incur related costs to facilitate the growth of our business.

Amortization of deferred stock-based compensation. We incurred a charge of $171,000 in the year ended March 31, 1999 and a charge of $1.7 million for the year ended March 31, 2000 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

Interest income, net. Interest income, net for the period ended March 31, 1999 was $13,000. Interest income, net for the year ended March 31, 2000 was $1.1 million, reflecting the interest earned on the cash and cash equivalents balance arising from our special warrant offering in June 1999 and our initial public offering in February 2000.

Provision for income taxes. A deferred tax asset of $4.8 million existed as of March 31, 2000. A valuation allowance is recorded against a deferred tax asset if it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially all of the deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the non-transferable nature of the deferred tax asset under certain conditions.

PERIOD FROM MAY 7, 1998 (INCEPTION) TO MARCH 31, 1999

Sales and marketing. Sales and marketing expenses were $554,000 for the eleven months included in the period from our inception to March 31, 1999. These expenses consisted primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials.

Research and development. Research and development expenses were $797,000 for the eleven months ended March 31, 1999. These expenses consisted primarily of compensation and related costs for research and development employees and contractors. The expenses were reduced by investment tax credits of $201,000.

General and administrative. General and administrative expenses were $180,000 for the eleven months ended March 31, 1999. These expenses consisted primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses.

Amortization of deferred stock-based compensation. We incurred a charge of $171,000 for the eleven months ended March 31, 1999 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

Interest income, net. Interest income, net consisted of $13,000 earned on cash and cash equivalents for the eleven months ended March 31, 1999.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for our eight quarters of operation. In our management's opinion, this unaudited information has been prepared on the same basis as our annual consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K and includes all adjustments necessary to fairly present the unaudited quarterly results. These adjustments consist only of normal recurring adjustments. This information should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The operating results for any quarter are not necessarily indicative of results for any future period.





                                                                          QUARTER ENDED
                                        -------------------------------------------------------------------------------
                                        JUN. 30,  SEP. 30,  DEC. 31,  MAR. 31,  JUN. 30,  SEP. 30,  DEC. 31,   MAR. 31,
                                          1999      1999      1999      2000      2000      2000      2000       2001
                                        --------  --------  --------  --------  --------  --------  --------  ---------
                                                                         (IN THOUSANDS)

CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues:
   License............................   $   752   $ 1,561  $  2,748   $ 3,738  $  5,361  $  7,009  $  8,040  $   5,226
   Services...........................        59        54       183       394       657     1,025     1,230      1,827
                                         -------   -------  --------   -------  --------  --------  --------  ---------
     Total revenues...................       811     1,615     2,931     4,132     6,018     8,034     9,270      7,053
                                         -------   -------  --------   -------  --------  --------  --------  ---------
Cost of revenues

   License............................        --         6        14        39        59       122        89         62
   Services...........................       149       231       321       538       801     1,169     1,440      1,628
                                         -------   -------  --------   -------  --------  --------  --------  ---------
     Total cost of revenues...........       149       237       335       577       860     1,291     1,529      1,690
                                         -------   -------  --------   -------  --------  --------  --------  ---------
Gross profit..........................       662     1,378     2,596     3,555     5,158     6,743     7,741      5,363
                                         -------   -------  --------   -------  --------  --------  --------  ---------
Operating expenses:
   Sales and marketing................       818     1,198     3,440     6,276    10,388    11,116    13,641     14,130
   Research and development...........       389       801     1,054     1,405     2,320     3,856     6,128      5,081
   General and administrative.........       157       255       355       748       998     1,142     1,397      1,134
   Amortization of deferred
     stock-based compensation.........       107       211       451       902     1,624       856     1,003        (67)
   Amortization of goodwill and
     identifiable intangibles ........        --        --        --        --        --        --     5,107      5,918
   In-process research and
     development......................        --        --        --        --        --       360        69         --
   Impairment of goodwill and
     identifiable intangibles.........        --        --        --        --        --        --        --     96,980
                                         -------   -------  --------  --------  --------  --------  --------  ---------
Total operating expenses..............     1,471     2,465     5,300     9,331    15,330    17,330    27,345    123,176
                                         -------   -------  --------  --------  --------  --------  --------  ---------
Loss from operations..................      (809)   (1,087)   (2,704)   (5,776)  (10,172)  (10,587)  (19,604)  (117,813)


   Interest income, net...............        11       165       178       745     1,542     1,384       926        541
   Equity in loss of associated
      company ........................        --        --        --        --        --        --        --       (278)
   Asset impairment...................        --        --        --        --        --        --        --       (694)
   Restructuring charges..............        --        --        --        --        --        --        --     (6,263)
                                         -------   -------  --------  --------  --------  --------  --------  ---------
Loss before provision for
   income taxes.......................      (798)     (922)   (2,526)   (5,031)   (8,630)   (9,203)  (18,678)  (124,507)
Provision for income
   taxes..............................        --        --        --        --        --        --        --         --
                                         -------   -------  --------  --------  --------  --------  --------  ---------
Loss for the period...................   $  (798)  $  (922) $ (2,526) $ (5,031) $ (8,630) $ (9,203) $(18,678) $(124,507)
                                         =======   =======  ========  ========  ========  ========  ========  =========


Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a number of factors, many of which are outside our control. Our limited operating history and the undeveloped nature of the market for interaction-based e-business communications products make predicting future revenues difficult. Our expense levels are based, in part, on expectations regarding future revenue increases, and to a large extent, such expenses are fixed, particularly in the short term. There can be no assurance that our expectations regarding future revenues are accurate. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our expectations would likely cause significant increases in our net losses for that period.

Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risks, expenses and difficulties commonly encountered by comparable early-stage companies in new and rapidly emerging markets. We cannot assure you that we will successfully address the risks and challenges that face us. In addition, although we have experienced significant revenue growth recently, we cannot assure you that our revenues will continue to grow or that we will become or remain profitable in the future.

LIQUIDITY AND CAPITAL RESOURCES

Since the date of incorporation, we have raised an aggregate of $3.4 million through private placements of special shares. We have raised $14.4 million, net of the agents' commission and offering expenses, through a private placement of special warrants in June 1999. We have also raised $103.4 million, net of agents' commissions and offering expenses through our initial public offering in February 2000.

Our operating activities used cash of $6.8 million for the year ended March 31, 2000 and cash of $45.7 million for the year ended March 31, 2001. Our negative operating cash flow resulted principally from the net losses that we incurred during these periods as we invested in the development of our products, expanded our sales force and expanded our infrastructure to support our growth.

Our financing activities generated $118 million in the year ended March 31, 2000 and $254,000 in year ended March 31, 2001. In the year ended March 31, 2000 the issuance of special warrants generated net proceeds of $14.4 million and the issuance of common shares as part of our initial public offering generated net proceeds of $103.4 million.

Our investing activities, consisting of the purchase of computer equipment, software, furniture and equipment to support our growing number of employees, as well as the purchase of short-term investments used cash of $31.0 million during the year ended March 31, 2000, and $2.9 million during the year ended March 31, 2001.

In March 1999, we obtained a lease line of credit from a Canadian chartered bank to purchase equipment and furniture. Approximately $431,000 was outstanding as of March 31, 2001. The ceiling on the lease line of credit is Cdn$1,000,000 (approximately $634,000). The lease line of credit is not collateralized with cash for the amount of the line that is used for leasing equipment.

Our capital requirements depend on a number of factors. We expect to devote substantial resources to continue our research and development efforts, expand our sales, support, marketing and product development organizations, establish additional facilities worldwide and build the infrastructure necessary to support our growth. Our expenditures have increased substantially since the date of incorporation, but we anticipate that capital expenditures will decrease in absolute dollars in the foreseeable future.

At March 31, 2001, we had cash and cash equivalents aggregating $34.2 million. At March 31, 2001, we also had a short-term investment of $1.2 million. We believe that our current cash and cash equivalents are sufficient to fund our operations for at least the next 12 months. If cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.

RECENT ACCOUNTING PRONOUNCEMENT

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" or SFAS No. 133. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Hedging Activities" (SFAS No. 138), which amended SFAS No. 133. SFAS 138 must be adopted concurrently with the adoption of SFAS No. 133. The Company will be required to adopt these statements for the year ending March 31, 2002. SFAS No. 133 and SFAS No. 138 establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative financial instruments and the Company does not currently engage in hedging activities, the adoption of SFAS No. 133 and SFAS No. 138 is not expected to have a material impact on the Company's financial condition or results of operations.

ITEM 7A: QUALITATIVE AND QUANTITATIVE MARKET RISK

We develop products in Canada and sell these products in North America, Europe and Asia Pacific. Generally, our sales are made in local currency, which to date has been mostly United States dollars. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. We do not currently use derivative instruments to hedge our foreign exchange risk. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

RISK FACTORS

Investing in our common shares will subject you to risks inherent in our business. You should carefully consider the following factors as well as other information contained in this Annual Report on Form 10-K before deciding to invest in our common shares. If any of the risks described below occurs, our business, results of operations and financial condition could be adversely affected. In such cases, the price of our common shares could decline, and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND FORECAST OUR FUTURE OPERATING RESULTS.

We were incorporated on May 7, 1998, and we first recorded revenues in the quarter ended June 30, 1999. We are still in the early stages of our development and have a limited operating history, making it difficult to evaluate our business and prospects. As a result of our limited operating history, it is difficult or impossible for us to predict future operating results. For example, we cannot forecast operating expenses based on our historical results because our historical results are limited and we, to some extent, forecast expenses based on future revenue projections. Moreover, due to our limited operating history, any evaluation of our business and prospects must be made in light of the risks and uncertainties often encountered by early-stage companies in internet-related markets. Many of these risks are discussed in the sub-headings below, and include our ability to execute our product development activities, implement our sales and marketing initiatives, both domestically and internationally, and attract more clients. We may not successfully address any of these risks.

FACTORS RELATING TO OUR BUSINESS MAKE OUR FUTURE OPERATING RESULTS UNCERTAIN, AND MAY CAUSE THEM TO FLUCTUATE FROM PERIOD TO PERIOD.

Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter, particularly because our products and services are relatively new and our prospects are uncertain. If our quarterly revenues or operating results fall below the expectations of investors, the price of our common shares could decline substantially. Factors that might cause quarterly fluctuations in our operating results include the risk factors described in the sub-headings below as well as the following:

- the timing of new releases of our products;

- changes in our pricing policies or those of our competitors, including the extent to which we may need to offer discounts to match competitors' pricing;

- the mix of sales channels through which our products and services are sold;

- the mix of our domestic and international sales;

- costs related to the customization of our products;

- our ability to expand our operations, and the amount and timing of expenditures related to this expansion;

- any costs or expenses related to our move to new corporate offices; and,

- our operating results may also be affected by the following factors over which we have little or no control:

- the evolving and varying demand for interaction-based software products and services for e-businesses, particularly our products and services;

- the discretionary nature of our client's purchasing and budgetary cycles;

- the timing of execution of large contracts that materially affect our operating results; and

- global economic conditions, as well as those specific to large enterprises with high e-mail volume.

OUR OPERATING EXPENSES ARE RELATIVELY FIXED, WHICH WOULD CAUSE OUR OPERATING RESULTS TO VARY FROM PERIOD TO PERIOD.

Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below our expectations, we cannot proportionately reduce operating expenses for that quarter. Therefore, this revenue shortfall would have a disproportionate effect on our operating results for that quarter.

WE HAVE A HISTORY OF LOSSES, WE MAY INCUR LOSSES IN THE FUTURE AND OUR LOSSES MAY INCREASE BECAUSE OF OUR PLAN TO INCREASE OPERATING EXPENSES.

Since we began operations in May 1998, we have incurred substantial operating losses in every quarter. As a result of accumulated operating losses, as of March 31, 2001, we had an accumulated deficit of $172.4 million. For the year ended March 31, 2001, we had a net loss of $161.0 million, or 530.1% of total revenues for that period. Our growth in recent periods has been from a limited base of clients, and we may not be able to sustain our growth rate. We expect to continue to increase our operating expenses. As a result, we expect to continue to experience losses and negative cash flow, even if sale of our products and services continues to grow, and we may not generate sufficient revenues to achieve profitability in the future.

In addition, as a result of our rapid growth, we expect that our losses may increase even more because of additional costs and expenses related to an increase in:

- the number of our employees;

- research and development activities; and

- sales and marketing activities.

WE ARE DEPENDENT UPON A LIMITED NUMBER OF CLIENTS, AND A LOSS OF ANY OF THESE CLIENTS OR A REDUCTION, DELAY OR CANCELLATION IN ORDERS FROM THESE CLIENTS COULD HARM OUR BUSINESS.

To date, a significant portion of the total revenues has been derived from sales to a small number of clients. In the year ended March 31, 2001, no customer accounted for 10% of our total revenues. We expect that we will continue to be dependent upon a limited number of clients for a significant portion of our revenue in future periods. There can be no assurance that our existing clients or any future clients will continue to use our products. A reduction, delay or cancellation in orders from our clients, including reductions or delays due to market, economic or competitive conditions, could have a materially adverse effect on our business, operating results and financial condition.

DIFFICULTIES IN IMPLEMENTING OUR PRODUCTS COULD HARM OUR BUSINESS.

Our success depends upon the ability of our staff and our clients to implement our products. This implementation typically involves working with sophisticated software, computing and communications systems. If we experience implementation difficulties or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project than anticipated. Some clients may also require us to develop customized features or capabilities. If new or existing clients require more time to deploy our products than is originally anticipated, or require significant amounts of our professional services support or customized features, our revenue recognition could be further delayed and our costs could increase, causing increased variability in our operating results.

OUR PRODUCTS AND SERVICES MAY NOT BE ACCEPTED BY THE MARKETPLACE.

Of our total revenues of $30.4 million for the year ended March 31, 2001, $25.6 million were derived from licenses of our products and $4.7 million was from related services. We are not certain that our target clients will widely adopt and deploy our products and services. Our future financial performance will depend on the successful development, introduction and client acceptance of new and enhanced versions of our products. In the future, we may not be successful in marketing our products and services or any new or enhanced products.

WE EXPECT TO DEPEND ON SALES OF OUR DELANO INTERACTION SERVER, CRM AND ANALYTICS APPLICATIONS FOR A SUBSTANTIAL MAJORITY OF OUR REVENUES FOR THE FORESEEABLE FUTURE.

In the year ended March 31, 2001, we derived most of our revenues from licenses of our Delano Interaction Server and Customer Velocity. Although we have added new product offerings and expect to add new product offerings, we expect to continue to derive a substantial majority of our revenues from sales of the Delano Interaction Server and Customer Velocity for the foreseeable future. Implementation of our strategy depends on our products being able to solve the communication needs of businesses engaging in commercial transactions over the internet or having an internet presence. If current or future clients are not satisfied with our products, our business and operating results could be seriously harmed.

WE MUST CONTINUE TO DEVELOP ENHANCEMENTS TO OUR PRODUCTS AND NEW APPLICATIONS AND FEATURES THAT RESPOND TO THE EVOLVING NEEDS OF OUR CLIENTS, RAPID TECHNOLOGICAL CHANGE AND ADVANCES INTRODUCED BY OUR COMPETITORS.

Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. The market for e-business communications software is characterized by:

- rapid technological change;

- frequent new product introductions;

- changes in customer requirements; and

- evolving industry standards.

Our products are designed to work on, or interoperate with, a variety of operating systems used by our clients. However, our software may not operate correctly on evolving versions of operating systems, or the hardware upon which, or with which, they are intended to run or interoperate, programming languages, databases and other systems that our clients use. For example, because the server component of the current versions of our products run only on the Windows NT operating system from Microsoft, we must develop products and services that are compatible with UNIX and other operating systems to meet the demands of our clients. If we cannot successfully develop these products in response to client demands or improve our existing products to keep pace with technological changes, our business could suffer.

We must continually improve the performance, features and reliability of our products, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing software and to develop new services, functionality and technologies that address the increasingly sophisticated and varied needs of our prospective clients. If we do not properly identify the feature preferences of prospective clients, or if we fail to deliver features that meet the requirements of these clients on a timely basis, our ability to market our products successfully and to increase our revenues will be impaired.

DELAYS IN INTRODUCING NEW AND ENHANCED PRODUCTS COULD HARM OUR BUSINESS.

The development of proprietary technologies and necessary service enhancements entail significant technical and business risks and requires substantial expenditures and lead time. If we experience product delays in the future we may face:

- customer dissatisfaction;

- cancellation of orders and license agreements;

- negative publicity;

- loss of revenues;

- slower market acceptance; and

- legal action by clients against us.

In the future, our efforts to remedy product delays may not be successful and we may lose clients as a result. Delays in bringing to market new products or product enhancements could be exploited by our competitors. If we were to lose market share as a result of lapses in our product development, our business would suffer.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

The market for our products and services is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share. The market for e-business communications software is new and intensely competitive. There are no substantial barriers to entry in this emerging market segment, and we expect established or new entities to enter this market segment in the near future.

We currently face competition for our products principally from systems designed by in-house and third-party development efforts. In addition, some of our competitors who currently offer licensed software products are now beginning to offer online offerings, which involve providing software on a rental basis hosted on the hardware of an application service provider, or ASP. We currently do not offer online offerings in any material way.

Our competitors include companies providing software that is focused on operational and analytical CRM, such as Kana/Broadbase, e.Piphany, and Xchange Applications. We believe competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. We may lose potential clients to competitors for various reasons, including the ability or willingness of our competitors to offer lower prices and other incentives that we cannot match. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

THE DELANO INTERACTION SERVER ENABLES THIRD PARTIES TO DEVELOP APPLICATIONS THAT COMPETE WITH OUR APPLICATIONS.

Third parties have the ability to develop their own applications on top of the Delano Interaction Server. The applications of these third parties could compete with products developed by us or services which we offer now or will offer in the future. If our target clients do not widely adopt and purchase our products, or if third parties compete with applications developed by us, our business would suffer.

FAILURE TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

Competition for these individuals is intense in our industry, particularly in the Toronto area where we are headquartered, and there are a limited number of experienced people available with the necessary technical skills. Our ability to increase revenues in the future depends considerably upon our success in retaining and in some cases recruiting additional direct sales personnel and the success of the direct sales force. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than we anticipate. We also are substantially dependent upon our ability to develop new products and enhance existing products, and we may not be able to retain highly qualified research and development personnel. Similarly, our failure to attract and retain the highly trained personnel that are integral to our professional services group, which is responsible for the implementation and customization of, and technical support for, our products and services, may limit the rate at which we can develop and install new products or product enhancements, which would harm our business.

THE LOSS OF ANY OF OUR EXECUTIVE OFFICERS COULD ADVERSELY AFFECT OUR BUSINESS.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers. In particular, we depend upon the continued services of John Foresi, Chief Executive Officer, David Frankland, President and Bahman Koohestani, our Executive Vice-President, Products and Chief Technology Officer and a founder of Delano.

We have not entered into employment agreements with our executive officers which would require them to work solely for us on a long-term basis. If any of our executive officers left or was seriously injured and unable to work and we were unable to find a qualified replacement, our business could be harmed.

FAILURE TO INTEGRATE OUR EXECUTIVE TEAM MAY INTERFERE WITH OPERATIONS.

Our executive team has largely been hired in the past two years. To integrate into our company, these individuals must spend a significant amount of time developing interpersonal relationships and learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted, and may continue to result, in some disruption of our ongoing operations.

OUR FUTURE REVENUE GROWTH COULD BE IMPAIRED IF WE ARE UNABLE TO DEVELOP ADDITIONAL DISTRIBUTION CHANNELS FOR OUR PRODUCTS.

We believe that our success in penetrating our target markets depends in part on our ability to enter into agreements with established third-party distribution companies, consulting organizations and software vendors relating to the distribution of our products. We have entered into non-exclusive distribution agreements with various parties, including Nortel Networks, Deloitte Consulting and PricewaterhouseCoopers. Since these agreements are non-exclusive and normally terminable without penalty on short notice, some third parties may choose to discontinue working with us or may decide to work with our competitors. We derive revenues from these agreements through the sale of licenses. We may not be able to derive significant revenues in the future from these agreements.

WE HAVE COMPLETED TWO ACQUISITIONS, AND THOSE ACQUISITIONS MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND MANAGEMENT DUE TO DIFFICULTIES IN ASSIMILATING PERSONNEL AND OPERATIONS.

We may not realize the benefits from the acquisitions we have completed. In September 2000, we acquired Continuity, and in October 2000, we acquired Digital Archaeology. We may not be able to successfully assimilate the remaining personnel, operations, acquired technology and products into our business. In particular, we will need to assimilate and retain key professional services, engineering and marketing personnel. This is particularly difficult since Continuity's operations are located in San Francisco and Digital Archaeology is located in Kansas while we are headquartered in Markham, Canada. Key personnel from the acquired companies may in the future decide that they do not want to work for us. In addition, products of these companies will have to be integrated into our products, and it is uncertain whether we may accomplish this easily or at all. These difficulties could disrupt our ongoing business, distract management and employees or increase expenses. Acquisitions are inherently risky and we may also face unexpected costs, which may adversely affect operating results in any quarter.

THE ACQUISITIONS OF CONTINUITY AND DIGITAL ARCHAEOLOGY INTO OUR COMPANY COULD ADVERSELY AFFECT OUR COMBINED FINANCIAL RESULTS.

If the benefits of the acquisitions of Continuity and DA into our company do not exceed the costs associated with these acquisitions, including any dilution to our stockholders resulting from the issuance of shares in connection with the acquisitions, our financial results, including earnings per share, could be adversely affected.

IF WE ACQUIRE ADDITIONAL COMPANIES, PRODUCTS OR TECHNOLOGIES, WE MAY FACE RISKS SIMILAR TO THOSE FACED IN OUR OTHER ACQUISITIONS.

If we are presented with appropriate opportunities, we may make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any other acquisition or investment. If we acquire another company, we will likely face the same risks, uncertainties and disruptions as discussed above with respect to our other acquisitions. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our company or our existing stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

WE MAY SEEK TO GROW BY MAKING ACQUISITIONS AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPLETE ANY ACQUISITIONS WE UNDERTAKE OR INTEGRATE ANY ACQUIRED BUSINESS WITH OUR OWN.

We may consider other investments in complementary companies, products or technologies. If we undertake such an acquisition or investment, we may not realize the anticipated benefits. If we buy a company, we may not be able to successfully assimilate the acquired personnel, operations, technology and products into our business. In particular, we will need to assimilate and retain key technical, professional services, sales and marketing personnel. In addition, acquired products or technology will have to be integrated into our products and technology, and it is uncertain whether we may accomplish this. These difficulties could disrupt our ongoing business, distract our management and employees or increase our expenses. In connection with a merger, or acquisition for shares, the issuance of these securities may be dilutive to our existing shareholders or affect profitability. Furthermore, we may have to issue equity or incur debt to pay for future acquisitions or investments, the issuance of which could be dilutive to us or our existing shareholders or affect our profitability. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other acquired intangible assets.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO GROW OUR BUSINESS, WHICH WE MAY NOT BE ABLE TO DO.

Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new service offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. Accordingly, we may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive for us. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impeded.

TECHNICAL PROBLEMS WITH INTERNAL OR OUTSOURCED COMPUTER AND COMMUNICATIONS SYSTEMS COULD RESULT IN REDUCED REVENUES AND HARM TO OUR REPUTATION.

The success of our online support services depends on the efficient and uninterrupted operation of our own and outsourced computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses and similar adverse events. Our operations depend on our ability to protect our systems against damage or interruption. We cannot guarantee that our internet access will be uninterrupted, error-free or secure. We have no formal disaster recovery plan in the event of damage or interruption, and our insurance policies may not adequately compensate us for losses that we may incur. Any system failure that causes an interruption in our service or a decrease in responsiveness could harm our relationships with our clients and result in reduced revenues.

FAILURE TO SELL ONLINE SERVICES MAY IMPAIR OUR FUTURE REVENUE GROWTH.

We currently focus primarily on software sales rather than online offerings. Our competitors may move to a heavier emphasis on online offerings, and our failure to focus on it at an early stage may make it difficult to compete if online offerings become a dominant means of generating revenues within the industry. In addition, although our sales force sells both our software products and online offerings, the skills necessary to market and sell online offerings are different than those relating to our software products. As a result, our sales and marketing groups may not be able to maintain or increase the level of sales of our online offerings.

A DECLINE IN OUR LICENSE REVENUES COULD CAUSE A DECLINE IN OUR SERVICE REVENUES.

Our products are designed to enable customers to rapidly develop and deploy e-business communication applications. Where desirable, our professional services group can assist our clients' internal IT personnel to implement our products. Because the revenues associated with these services are largely correlated with the licensing of our products, a decline in license revenues could also cause a decline in our service revenues.

CONFLICTS BETWEEN OUR PRODUCTS AND OTHER VENDORS' PRODUCTS COULD HARM OUR BUSINESS AND REPUTATION.

Our clients generally use our products together with products from other companies. As a result, when problems occur in the network, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY RIGHTS.

We rely on contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. None of our trademarks is registered, nor do we have any trademark applications pending. We currently have no patent applications pending relating to our software. Despite any precautions that we take to protect our intellectual property:

- laws and contractual restrictions may be insufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

- current laws that prohibit software copying provide only limited protection from software "pirates", and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

- other companies may claim common law trademark rights based upon state, provincial or foreign laws that precede any registrations we may receive for our trademarks; and

- policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

It is possible that our intellectual property rights could be successfully challenged by one or more third parties, which could result in our inability to exploit, or our loss of the right to prevent others from exploiting, certain intellectual property. We are aware that certain of our competitors have filed patent applications.

Also, the laws of other countries in which we market our products may offer little or no effective protection of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

WE RELY ON SOFTWARE LICENSED TO US BY THIRD PARTIES FOR FEATURES WE INCLUDE IN OUR PRODUCTS.

We use and in the future will use certain software technologies and other information that we license or otherwise acquire from third parties, usually on a non-exclusive basis, including software that is integrated with our internally developed software and used in our products to perform what may be important functions. If we are not able to continue to use the third-party software and technologies, or if they fail to adequately update and support their products, we could suffer delays or reductions in shipments of our products until alternative software and technologies could be identified, which could adversely affect our business and financial condition.

CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE THEIR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND INCREASE OUR COSTS.

Substantial litigation over intellectual property rights exists in our industry. We expect that software in our industry may be increasingly subject to third-party infringement claims as the numbers of competitors grow and the functionality of products in different industry segments overlap. Third parties may currently have, or may eventually be issued patents that our products or technology infringe.

Any of these third parties might make a claim of infringement against us. Many of our software license agreements require us to indemnify our clients and suppliers from any claim or finding of intellectual property infringement. Any litigation, brought by us or others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we are accused of infringement might cause negative publicity, have an impact on prospective clients, cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS.

Our products are integrated into our client's networks. The sale and support of our products results in the risk of product liability or warranty claims based on damage to these networks. In addition, the failure of our products to perform to client expectations could give rise to warranty claims. Although we carry general liability insurance, our insurance would likely not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

OUR PRODUCTS COULD CONTAIN UNDETECTED DEFECTS OR ERRORS.

We face the possibility of higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the mission-critical nature of our products and services, undetected errors are of particular concern. We have only a limited number of clients that test new features and the functionality of our software before we make these features and functionalities generally available. If our software contains undetected errors or we fail to meet our client's expectations in a timely manner, we could experience:

- loss of, or delay in revenues expected from the new product and an immediate and significant loss of market share;

- loss of existing clients that upgrade to the new product and of new clients;

- failure to achieve market acceptance;

- diversion of development resources;

- injury to our reputation;

- increased service and warranty costs;

- legal actions by clients against us; and

- increased insurance costs.

A product liability claim could harm our business by increasing our costs, damaging our reputation and distracting our management.

OUR INTERNATIONAL EXPANSION EFFORTS MAY NOT BE SUCCESSFUL.

Our operations outside the United States and Canada are located in the United Kingdom and Asia and, to date, have been limited. We may expand our existing international operations and establish additional facilities in other parts of Asia via our joint venture, specifically Australia, Singapore, Hong Kong, Taiwan, Malaysia, Korea, Indonesia, China, New Zealand and Thailand. We intend to increase our penetration of these markets by intensifying global activities, and allying ourselves with selected international third-party distribution companies, consulting organizations and software vendors.

The expansion of our existing international operations and entry into additional international markets are key parts of our growth strategy and may require significant management attention and financial resources. In addition, to expand our international sales operations, we will need to, among other things:

- expand our international sales channel management and support organizations;

- develop relationships with international service providers and additional distributors and systems integrators; and

- customize our products for local markets.

Our investments in facilities in other countries may not produce desired levels of revenues. Even if we are able to expand our international operations successfully, we may not be able to maintain or increase international market demand for our products.

OUR BUSINESS MAY SUFFER IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY.

Expanding our operations outside the United States and Canada subjects us to numerous inherent potential risks associated with international operations. These risks include greater difficulty in accounts receivable collection, the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, longer payment cycles, import and export restrictions and tariffs, potentially adverse tax consequences, and political and economic instability, any of which could impair our sales and results of operations. In addition, our ability to expand our business in certain countries will require modification of our products, particularly domestic language support.

Our international operations will increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult to conduct our business. The European Union, in which we have a sales office, recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information, which, if applied to the sale of our products and services, could negatively impact our results of operations.

FLUCTUATIONS IN EXCHANGE RATES MAY AFFECT OUR OPERATING RESULTS.

A substantial portion of our revenues are now, and are expected to continue to be, realized in currencies other than Canadian dollars. Our operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and these other currencies may have a material effect on our results of operations. In particular, we may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. We do not currently engage in currency hedging activities. We have not yet, but may in the future, experience significant foreign exchange rate losses, especially to the extent that we do not engage in hedging.

IF WE ARE OR BECOME A PASSIVE FOREIGN INVESTMENT COMPANY WE MAY NOT BE ABLE TO SATISFY RECORD-KEEPING REQUIREMENTS, WHICH COULD HAVE ADVERSE U.S. TAX CONSEQUENCES TO YOU.

The rules governing passive foreign investment companies can have significant effects on U.S. investors. We could be classified as a passive foreign investment company if, for any taxable year, either:

- 75% or more of our gross income is passive income, which includes interest, dividends and some types of rents and royalties; or

- the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of our assets that produce or are held for the production of passive income is 50% or more.

Distributions which constitute "excess distributions," as defined in
Section 1291 of the Internal Revenue Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned. However, these rules generally will not apply if the U.S. investor elects to treat the passive foreign investment company as a qualified electing fund under Section 1295 of the Internal Revenue Code.

If we are or become a passive foreign investment company we may not be able to satisfy record-keeping requirements that would permit you to make a qualified electing fund election.

RISKS RELATED TO OUR INDUSTRY

OUR FUTURE REVENUES AND PROFITS DEPEND ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE INTERNET AND E-MAIL.

We sell our products and services primarily to organizations that receive large volumes of e-mail and communications over the web. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the web and e-mail, which are evolving as communications media. Rapid growth in the use of e-mail is a recent phenomenon and may not continue. As a result, a broad base of enterprises that use e-mail as a primary means of communication may not develop or be maintained. Moreover, companies that have already invested significant resources in other methods of communications with customers, such as call centers, may be reluctant to adopt a new strategy that may limit or compete with their existing investments. If businesses do not continue to accept the web and e-mail as communications media, our business would suffer.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE INTERNET COULD DISCOURAGE COMMUNICATION BY E-MAIL OR OTHER INTERNET-BASED COMMUNICATIONS FACILITATED BY OUR PRODUCTS.

Due to the increasing popularity and use of the internet, it is possible that Canadian and U.S. federal, Canadian provincial, U.S. state, and other foreign regulators could adopt laws and regulations that impose additional burdens on those companies that conduct business online. These laws and regulations could discourage communication by e-mail or other internet-based communications facilitated by our products, which could reduce demand for our products and services.

The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may slow the growth of the internet. A decline in the growth of the internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our cost of doing business, or otherwise harm our business.

BECAUSE WE ARE A CANADIAN COMPANY, IT MAY BE DIFFICULT FOR YOU TO ENFORCE AGAINST US LIABILITIES BASED SOLELY UPON THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

We have been incorporated under the laws of the Province of Ontario, and our executive offices are located in Ontario. Many of our directors, controlling persons and officers, and representatives of the experts named in this Annual Report on Form 10-K, are residents of Canada and a substantial portion of their assets and a majority of our assets are located outside the United States. Consequently, it may be difficult for you to enforce against us or any of our directors, controlling persons, officers or experts who are not resident in the United States, liabilities based solely upon the federal securities laws of the United States.

OUR BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDER APPROVAL, PREFERENCE SHARES THAT HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF COMMON SHARES AND THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.

Our articles of incorporation allow the issuance an unlimited number of preference shares in one or more series. After the offering, there will be no preference shares outstanding. However, our board of directors may set the rights and preferences of any class of preference shares in its sole discretion without the approval of the holders of common shares. The rights and preferences of these preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares may adversely affect the rights of holders of common shares. The issuance of preference shares also could have the effect of delaying or preventing a change of control of our company.

WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR COMMON SHARES.

We have not paid any cash dividends on our shares and we currently do not have any plans to pay dividends on our shares. In addition, our lease line of credit specifically prohibits the payment of dividends on our shares.

ITEM 8: DELANO TECHNOLOGY CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE



                                                                           PAGE

Independent Auditors Report..............................................    34

Consolidated Balance Sheets..............................................    35

Consolidated Statements of Operations....................................    36

Consolidated Statements of Shareholders' Equity (Deficiency).............    37

Consolidated Statements of Cash Flows....................................    38

Notes to Consolidated Financial Statements...............................    39

Schedule II - Valuation and Qualifying Accounts..........................    52

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Delano Technology Corporation.

      We have audited the consolidated financial statements of Delano Technology Corporation as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delano Technology Corporation as of March 31, 2000 and March 31, 2001, and the results of its operations and its cash flows for the period from May 7, 1998 (date of inception) to March 31, 1999 and the years ended March 31, 2000 and March 31, 2001, in conformity with generally accepted accounting principles in the United States. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

      On April 30, 2001, we reported separately to the shareholders of Delano Technology Corporation on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

/s/ KPMG LLP
Toronto, Canada
April 30, 2001

                         DELANO TECHNOLOGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)




                                                                                           MARCH 31,        MARCH 31,
                                                                                             2000             2001
                                                                                         -------------    -------------
ASSETS
Current assets:
   Cash and cash equivalents.......................................................      $      82,370    $      34,209
   Short-term investments..........................................................             29,154            1,155
   Accounts receivable trade, net of allowance for doubtful accounts of $200
     at March 31, 2000, and $1,859 at March 31, 2001...............................              3,910            8,099
   Prepaid expenses and other......................................................              2,100            3,674
                                                                                         -------------    -------------
     Total current assets..........................................................            117,534           47,137
Property and equipment.............................................................              2,373           11,300
Investments, at cost ..............................................................                 --              120
Goodwill and identifiable intangibles, net ........................................                 --            5,217
Other assets ......................................................................                 --              865
                                                                                         -------------    -------------
Total assets.......................................................................      $     119,907    $      64,639
                                                                                         =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities........................................      $       5,954    $      12,492
   Deferred revenue................................................................                961            1,975
   Current portion of obligations under capital leases.............................                209              182
                                                                                         -------------    -------------
     Total current liabilities.....................................................              7,124           14,649
Long-term liabilities:
   Obligations under capital leases................................................                222               49
                                                                                         -------------    -------------
Total liabilities..................................................................              7,346           14,698
Shareholders' equity:
   Capital stock:
     Preference shares:
       Authorized: Unlimited
       Issued and outstanding: Nil at March 31, 2000 and 2001
   Common shares:
       Authorized: Unlimited
       Issued and outstanding: 29,929,833 shares at March 31, 2000 and 37,240,858
         shares at March 31, 2001..................................................            133,006          230,647
   Warrant.........................................................................                126              496
   Deferred stock-based compensation...............................................             (8,851)          (8,464)
   Accumulated other comprehensive losses..........................................               (340)            (340)
   Deficit.........................................................................            (11,380)        (172,398)
                                                                                         -------------    -------------
     Total shareholders' equity....................................................            112,561           49,941
                                                                                         -------------    -------------
Total liabilities and shareholders' equity.........................................      $     119,907    $      64,639
                                                                                         =============    =============



See accompanying notes to consolidated financial statements.

                          DELANO TECHNOLOGY CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
     (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)




                                                                                 PERIOD FROM
                                                                                 MAY 7, 1998
                                                                                 (INCEPTION)   YEAR ENDED   YEAR ENDED
                                                                                  TO MARCH      MARCH 31,    MARCH 31,
                                                                                  31, 1999        2000         2001
                                                                                 -----------   ----------   ----------

Revenues:
   Licenses....................................................................           --   $    8,799   $   25,636
   Services....................................................................           --          690        4,739
                                                                                 -----------   ----------   ----------
     Total revenues............................................................           --        9,489       30,375
                                                                                 -----------   ----------   ----------
Cost of revenues:
   Licenses....................................................................           --           59          332
   Services (excluding stock-based compensation of $0, $206 and $73
     respectively).............................................................           --        1,239        5,038
                                                                                 -----------   ----------   ----------
     Total cost of revenues....................................................           --        1,298        5,370
                                                                                 -----------   ----------   ----------
Gross profit...................................................................           --        8,191       25,005
                                                                                 -----------   ----------   ----------
Operating expenses:
   Sales and marketing (excluding stock-based compensation of $29, $1,186
     and $2,645 respectively)..................................................  $       554       11,732       49,275
   Research and development (excluding stock-based compensation of $1, $118
     and $373 respectively)....................................................          797        3,649       17,385
   General and administrative (excluding stock-based compensation of $141,
     $161 and $325 respectively)...............................................          180        1,515        4,671
   Amortization of deferred stock-based compensation...........................          171        1,671        3,416
   Amortization of goodwill and identifiable intangibles ......................           --           --       11,025
   In-process research and development ........................................           --           --          429
   Impairment of goodwill and identifiable intangibles.........................           --           --       96,980
                                                                                 -----------   ----------   ----------
     Total operating expenses..................................................        1,702       18,567      183,181
                                                                                 -----------   ----------   ----------
Loss from operations...........................................................       (1,702)     (10,376)    (158,176)
   Interest income, net........................................................           13        1,099        4,393
   Equity in loss of associated company........................................           --           --         (278)
   Asset impairment ...........................................................           --           --         (694)
   Restructuring charges.......................................................           --           --       (6,263)
                                                                                 -----------   ----------   ----------
Loss before provision for income taxes.........................................       (1,689)      (9,277)    (161,018)
Provision for income taxes.....................................................           --           --           --
                                                                                 -----------   ----------   ----------
Loss for the period............................................................       (1,689)      (9,277)    (161,018)
   Less: accretion of dividends on redeemable convertible
   special shares..............................................................         (101)        (313)          --
                                                                                 -----------   ----------   ----------
   Loss applicable to common shares............................................  $    (1,790)  $   (9,590)   $(161,018)
                                                                                 ===========   ==========   ==========
Basic and diluted loss per common share........................................  $     (2.40)  $    (1.50)   $   (4.84)
                                                                                 ===========   ==========   ==========
Shares used in computing basic and diluted loss per
common share (in thousands)....................................................          746        6,381       33,283
                                                                                 ===========   ==========   ==========


See accompanying notes to consolidated financial statements.

                          DELANO TECHNOLOGY CORPORATION

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                  (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)





                                                                                ACCUMULATED                  TOTAL
                                     COMMON SHARES                 DEFERRED        OTHER                 SHAREHOLDERS'
                                  --------------------            STOCK-BASED  COMPREHENSIVE                 EQUITY
                                     NUMBER    AMOUNT   WARRANT  COMPENSATION     LOSSES       DEFICIT    (DEFICIENCY)
                                  ----------  --------  -------  ------------  -------------  ----------  ------------
Balances, May 7, 1998.........            --        --       --            --             --          --            --
Issuance of common shares.....     6,000,000  $      2       --            --             --          --  $          2
Deferred stock-based
  compensation................            --       431  $   126  $       (557)            --          --            --
Amortization of deferred
  stock-based compensation....            --        --       --           171             --          --           171
Accretion of dividends on
  redeemable convertible
  special shares..............            --        --       --            --             --   $    (101)         (101)
Other comprehensive losses....            --        --       --            --  $          (5)         --            (5)
Loss for the period...........            --        --       --            --             --      (1,689)       (1,689)
                                  ----------  --------  -------  ------------  -------------  ----------  ------------
Balances, March 31, 1999......     6,000,000       433      126          (386)            (5)     (1,790)       (1,622)
Issuance of common shares.....     6,250,000   103,855       --            --             --          --       103,855
Issuance of common shares on
  conversion of Class A special
  shares......................     6,000,000     1,158       --            --             --          --         1,158
Issuance of common shares on
  conversion of Class B special
  shares......................     5,684,198     2,693       --            --             --          --         2,693
Issuance of common shares on
  conversion of special
  warrants ...................     6,490,385    14,703       --            --             --          --        14,703
Deferred stock-based
  compensation................            --    10,136       --       (10,136)            --          --            --
Repurchase of common shares...      (750,000)       --       --            --             --          --            --
Amortization of deferred
  stock-based compensation....            --        --       --         1,671             --          --         1,671
Accretion of dividends on
  redeemable convertible
  special shares..............            --        --       --            --             --        (313)         (313)
Exercise of stock options.....       255,250        28       --            --             --          --            28
Other comprehensive losses....            --        --       --            --           (335)         --          (335)
Loss for the period...........            --        --       --            --             --      (9,277)       (9,277)
                                  ----------  --------  -------  ------------  -------------  ----------  ------------
Balances, March 31, 2000......    29,929,833   133,006      126        (8,851)          (340)    (11,380)      112,561

Issuance of common shares.....       110,189       261       --          (261)            --          --            --
Issuance of common shares on
  Employee Share Purchase
  Program.....................       461,823     2,128       --            --             --          --         2,128
Issuance of common shares and
  warrants on Continuity
  Solutions Inc. acquisition..     1,412,959    16,439      380            --             --          --        16,819
Issuance of common shares on
  Digital Archaeology
  Corporation acquisition.....     4,630,462    75,616       --            --             --          --        75,616
Deferred stock-based
  compensation................            --     2,768       --        (2,768)            --          --            --
Amortization of deferred
  stock-based compensation....            --        --       --         3,416             --          --         3,416
Exercise of stock options.....       694,592       412       --            --             --          --           412
Exercise of warrants..........         1,000        17      (10)           --             --          --             7
Loss for the period...........            --        --       --            --             --    (161,018)     (161,018)
                                  ----------  --------  -------  ------------  -------------  ----------  ------------
Balances, March 31, 2001......    37,240,858  $230,647  $   496  $     (8,464) $        (340) $ (172,398) $     49,941
                                  ==========  ========  =======  ============  =============  ==========  ============


See accompanying notes to consolidated financial statements.

                          DELANO TECHNOLOGY CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)



                                                                                 PERIOD FROM
                                                                                 MAY 7, 1998
                                                                                 (INCEPTION)   YEAR ENDED   YEAR ENDED
                                                                                  TO MARCH      MARCH 31,    MARCH 31,
                                                                                  31, 1999        2000         2001
                                                                                 -----------   ----------   ----------
Cash provided by (used in):
Operating activities:
   Net loss....................................................................  $    (1,689)  $   (9,277)  $ (161,018)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization ............................................           33          299       13,990
     Equity in loss of associated company......................................           --           --          278
     Amortization of deferred stock-based compensation.........................          171        1,671        3,416
     In-process research and development.......................................           --           --          429
     Impairment of goodwill and identifiable intangibles ......................           --           --       96,980
     Restructuring charges and asset impairment................................           --           --        3,602
   Changes in non-cash operating working capital, net of effects from purchase of Continuity and Digital Archaeology:
     Accounts receivable trade.................................................         (200)      (3,852)      (4,042)
     Prepaid expenses and other................................................          (65)      (1,797)      (1,944)
     Accounts payable and accrued liabilities..................................          516        5,335        1,717
     Deferred revenue..........................................................           99          844          874
                                                                                 -----------   ----------   ----------
   Net cash used in operating activities.......................................       (1,135)      (6,777)     (45,718)
Financing activities:
   Issuance of redeemable convertible special shares...........................        3,375           --           --
   Issuance of common shares and warrants......................................            2      103,398        2,547
   Issuance of special warrants................................................           --       14,436           --
   Payments on notes payable...................................................           --           --       (1,995)
   Proceeds from bank loan.....................................................           --          156           --
   Repayment of bank loan......................................................           --         (156)          --
   Repayment of obligations under capital leases...............................           (2)        (126)        (298)
                                                                                 -----------   ----------   ----------
   Net cash provided by financing activities...................................        3,375      117,708          254
Investing activities:
   Sale (purchase) of short-term investments ..................................           --      (29,154)      27,999
   Additions to property and equipment.........................................         (251)      (1,859)     (12,247)
   Purchase of long-term investments...........................................           --           --         (398)
   Cash used in acquisition, net of cash acquired of $2,295 ...................           --           --      (18,233)
                                                                                 -----------   ----------   ----------
   Net cash used in investing activities.......................................         (251)     (31,013)      (2,879)
Effect of currency translation of cash balances................................           --          463          182
                                                                                 -----------   ----------   ----------
Increase (decrease) in cash and cash equivalents...............................        1,989       80,381      (48,161)
Cash and cash equivalents, beginning of period.................................           --        1,989       82,370
                                                                                 -----------   ----------   ----------
Cash and cash equivalents, end of period.......................................  $     1,989   $   82,370   $   34,209
                                                                                 ===========   ==========   ==========



See accompanying notes to consolidated financial statements.

                          DELANO TECHNOLOGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Delano Technology Corporation (the "Company") was incorporated on May 7, 1998 and commenced commercial operations during the quarter ended June 30, 1999. The Company develops and markets Customer Relationship Management ("CRM") software that incorporates advanced analytics with interactive capabilities on a flexible and scalable technology platform.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements are stated in U.S. dollars, except where otherwise noted. They have been prepared in accordance with accounting principles generally accepted in the United States.

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and a 50% joint venture. An investment in a 19.9% owned affiliate is accounted for by the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition.

All material intercompany transactions and balances have been eliminated.

a. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

b. Cash and Cash Equivalents

All highly liquid investments, with an original maturity of three months or less at the date of acquisition, are classified as cash equivalents.

c. Short-term investments

The Company's short-term investments include highly liquid instruments with an original maturity of 90 days or more and are carried at cost, which approximates their fair value.

d. Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred. Depreciation and amortization are computed using the straight-line method as follows:



Furniture and office equipment.................  33%
Computer hardware..............................  33%
Computer software..............................  50%



The Company regularly reviews the carrying values of its property and equipment by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable a write down is charged to the statement of operations.

e. Revenue Recognition

The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition" ("SOP No. 97-2") and related provisions as amended by SOP 98-9. The Company's revenues are derived from product elements, comprised primarily of license fees and service elements, which include post-contract customer support ("PCS"), installation, training, consulting and other services. Fees for services are generally billed separately from licenses of the Company's products. In cases where the Company sells a multi-element arrangement, the fees are allocated to the elements based on Company-specific objective evidence of each element's fair value.

Revenue from product elements, consisting primarily of license fees, is recognized pursuant to a contract or purchase order, when each element is delivered to the customer and collection of the related receivable is deemed probable by management. Reserves for product returns and sales allowances are estimated and provided for at the time of sale. Such reserves are based upon management's evaluation of historical experience and current industry trends.

Revenue from service elements includes PCS which is recognized ratably over the term of the agreement, which is typically twelve months. Revenues from installation, training, consulting and other services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified.

Product and service elements that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the Company's balance sheet.

f. Currency Translation

Effective April 1, 2000, the U.S. dollar became the functional currency of the Company and of its subsidiaries as all of their revenues and a portion of their expenditures are denominated in U.S. dollars. This change resulted from the increased significance of U.S. dollar denominated revenue and expenditures in relation to Canadian dollar denominated transactions. In addition, the Company's financing is entirely denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the results of operations for the period.

Prior to April 1, 2000, the functional currency of the Company and of its subsidiaries was the Canadian dollar. Accordingly, monetary assets and liabilities of the Company and of its subsidiaries that were denominated in foreign currencies were translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Transactions included in operations were translated at the average rate for the period. Exchange gains and losses resulting from the translation of these amounts were reflected in the consolidated statement of operations in the period in which they occurred. As the Company's reporting currency was the U.S. dollar, the Company translated consolidated assets and liabilities denominated in Canadian dollars into U.S. dollars at the exchange rate prevailing at the balance sheet date, and the consolidated results of operations at the average rate for the period. Cumulative net translation adjustments were included as a separate component of shareholders' equity.

g. Research and Development Expenses

Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. To date, completing a working model of the Company's products and general release has substantially coincided. As a result, the Company has not capitalized any software development costs since such costs have not been significant.

h. Investment Tax Credits

The Company is entitled to Canadian federal and provincial investment tax credits that are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Certain investment tax credits are fully refundable to the Company prior to going public in February 2000. All other investment tax credits are available to be applied against future income tax liabilities, subject to a 10-year carry forward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

i. Income Taxes

Under the asset and liability method of Statement of Accounting Standards No. 109, "Accounting for Income Taxes"

("SFAS 109"), deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.

j. Stock-based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations, in accounting for its employee stock options because the alternative fair value accounting provided for under Financial Accounting Standards Board, Statement No. 123 ("SFAS 123") "Accounting for Stock-Based Compensation", requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, deferred stock-based compensation is recorded at the option grant date in an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Deferred stock-based compensation for options which are contingently issuable based upon the achievement of performance criteria is recorded based upon the current fair market value of the shares at the end of each period. Deferred stock-based compensation resulting from employee option grants is amortized over the vesting period of the individual options, generally three or four years, in accordance with Financial Accounting Standards Board Interpretation No. 28.

k. Loss Per Common Share

Loss per common share has been calculated on the basis of earnings applicable to common shares divided by the weighted average number of common shares outstanding during each period. The calculation of weighted average number of shares outstanding during each period excludes common shares held in escrow. Diluted loss per common share has been calculated assuming that the common shares held in escrow pursuant to escrow arrangements with certain employee/shareholders prior to the date of the completion of the Company's IPO, redeemable convertible special shares, special warrants, warrant and stock options outstanding at the end of the period had been issued, converted or exercised at the later of the beginning of the period or their date of issuance, where such conversion or exercise would not be anti-dilutive.

l. Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable trade. Cash equivalents and short-term investments consist of deposits with, or guaranteed by, major commercial banks. With respect to accounts receivable trade, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

m. Fair Values of Financial Assets and Financial Liabilities

The carrying values of cash and cash equivalents, short-term investments, accounts receivable trade, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying values of obligations under capital leases and loans receivable approximate their fair values. The following methods and assumptions were used to estimate the fair value of the following financial instruments:

(i) Obligations under capital leases -- at the present value of the contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar debt instrument.

(ii) Loans receivable -- discounted cash flows at the current market rates of interest available to the Company for the same or similar asset.

n. Comprehensive Income

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise except those resulting from shareholder transactions.

Comprehensive loss for the year ended March 31, 2000 and March 31, 2001, was not materially different from net loss for the periods.

o. Goodwill and identifiable intangibles

Goodwill arising from acquisitions (Note 3) is recorded as the excess of the purchase price over the fair value of assets acquired and amortized over its estimated useful life of five years. Purchased identifiable intangible assets are recorded at the appraised value of technology, workforce and customer lists acquired and amortized using a straight-line method over estimated useful lives of three years. Accumulated amortization of goodwill and identifiable intangibles was $11.0 million at March 31, 2001. If events or changes in circumstances indicate that these long-lived assets will not be recoverable, as determined based on the undiscounted cash flows of the acquired businesses over the remaining amortization period, the carrying value is reduced to net realizable value. For the year ended March 31, 2001, goodwill and identifiable intangibles was reduced by approximately $97.0 million. See also Note 12, Special Charges.

p. Other assets

Other assets include patent & trademark costs, shareholder loans and other long-term loans receivable.

q. Recent Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" or SFAS No. 133. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Hedging Activities" (SFAS No. 138), which amended SFAS No. 133. SFAS 138 must be adopted concurrently with the adoption of SFAS No. 133. The Company will be required to adopt these statements for the year ending March 31, 2002. SFAS No. 133 and SFAS No. 138 establish methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative financial instruments and the Company does not currently engage in hedging activities, the adoption of SFAS No. 133 and SFAS No. 138 is not expected to have a material impact on the Company's financial condition or results of operations.

3. ACQUISITIONS

On October 16, 2000, the Company acquired Digital Archaeology Corporation, a Kansas corporation ("DA"), pursuant to an Agreement and Plan of Merger, dated as of October 13, 2000. At the effective time of the acquisition, the Company issued approximately 4.6 million of the Company's common shares and paid approximately $17.4 million in cash, in exchange for all of the outstanding shares of capital stock of DA, and each outstanding option or right to purchase DA common stock was assumed by the Company and became a right to purchase 0.53 of the Company's common shares.

In connection with the acquisition, 694,569 of the Company's common shares issued to the former DA shareholders are being held in escrow until October 2001 to cover any reimbursable claims under the Merger Agreement and related agreements.

The Company has accounted for the acquisition using the purchase method of accounting. As a result, Delano recorded on its balance sheet the fair market value of DA's assets and liabilities, acquisition-related costs of $1.6 million and goodwill and identifiable intangibles of approximately $94.2 million. Goodwill and intangible assets acquired in connection with the acquisition will be amortized over three years for identifiable intangibles and five years for goodwill, resulting in an approximate $19.5 million charge per year. The allocation of the purchase price to assets acquired and liabilities assumed is presented in the table that follows (in thousands).

On September 26, 2000, the Company finalized the acquisition of Continuity Solutions, Inc. ("Continuity"). In connection with the acquisition, each share of Continuity common stock outstanding immediately prior to the consummation of the acquisition was converted into 0.10 shares of Delano common stock (the "Exchange Ratio") and Delano assumed Continuity's outstanding stock options and warrants based on the Exchange Ratio, issuing approximately 1.4 million shares of Delano common stock and assuming options and warrants to acquire approximately 150,000 of Delano common stock.

In connection with the acquisition, 282,592 of the Company's common shares issued to the former Continuity shareholders are being held in escrow to cover any reimbursable claims under the Merger Agreement and related agreements.

The Company has accounted for the acquisition using the purchase method of accounting. As a result, Delano recorded on its balance sheet the fair market value of Continuity's assets and liabilities, acquisition-related costs of $1.5 million and goodwill and identifiable intangibles of approximately $19.4 million. Goodwill and intangible assets acquired in connection with the acquisition will be amortized over a three-year period, resulting in an approximate $6.3 million charge per year. The allocation of the purchase price to assets acquired and liabilities assumed is presented in the table that follows (in thousands).



                                              DIGITAL
                                            ARCHAEOLOGY         CONTINUITY
                                            -----------         ----------
Net tangible assets acquired ..............  $     349          $      135
Identifiable intangibles acquired:
In-process research and development .......         69                 360
Existing technology .......................      2,920               2,580
In-place workforce ........................      1,933                 280
Goodwill ..................................     89,302              16,207
Liabilities assumed........................         --                (450)
Notes payable paid ........................         --                (745)
                                             ---------          ----------
   Net assets acquired ....................  $  94,573          $   18,367
                                             =========          ==========



The purchase price for the DA acquisition was approximately $94.6 million, measured as the average fair market value of Delano's outstanding common stock from October 9 to 23, 2000, five trading days before and after the Merger Agreement was announced plus the Black-Scholes calculated value of the vested options of DA assumed by Delano in the acquisition, and other costs directly related to the acquisition presented in the table that follows (in thousands). The purchase price for the Continuity acquisition was approximately $18.4 million, measured as the average fair market value of Delano's outstanding common stock from August 30 to September 14, 2000, five trading days before and after the Merger Agreement was announced plus the Black-Scholes calculated value of the vested options and warrants of Continuity assumed by Delano in the acquisition, and other costs directly related to the acquisition presented in the table that follows (in thousands):




                                               DIGITAL
                                             ARCHAEOLOGY        CONTINUITY
                                             -----------        ----------
Fair market value of Delano's common stock.. $   62,276         $   15,395
Fair market value of options assumed .......     13,340                679
Cash paid...................................     17,364                 --
Debt assumed................................         --                745
Acquisition-related costs ..................      1,593              1,548
                                             ----------         ----------
Total ...................................... $   94,573         $   18,367
                                             ==========         ==========


The following unaudited pro forma net revenues, net loss and loss per share data for the year ended March 31, 2001 and 2000 (year ended December 31, 2000 and 1999 for DA and Continuity) are based on the respective historical financial statements of the Company, DA and Continuity. The pro forma data reflects the consolidated results of operations as if the acquisition with DA and Continuity occurred at the beginning of the period indicated and includes the amortization of the resulting goodwill and other intangible assets. The pro forma financial data presented are not necessarily indicative of the Company's results of operations that might have occurred had the transaction been completed at the beginning of the period specified, and do not purport to represent what the Company's consolidated results of operations might be for any future period.

UNAUDITED PRO FORMA FINANCIAL INFORMATION (IN THOUSANDS)





                                                                                       YEAR ENDED           YEAR ENDED
                                                                                     MARCH 31, 2000       MARCH 31, 2001
                                                                                     --------------       --------------
Net revenue ..................................................................       $       10,346       $       31,168
Net loss .....................................................................       $      (39,047)      $     (180,881)
Basic and diluted loss per share .............................................       $        (3.55)      $        (4.96)
Shares used in computing basic and diluted loss per share ....................               11,011               36,464



4. JOINT VENTURES AND INVESTMENT IN AFFILIATE

In June 2000, the Company formed Delano Minerva Holdings Inc. ("Minerva"), and has a controlling position with a 50% ownership and a majority of the seats of the Board of Directors. During fiscal 2001, the Company's proportionate share of Minerva's losses exceeded its investment and therefore the Company consolidated Minerva's results of operations, which were included within the Company's fiscal 2001 revenue, cost and expense categories.

In December 2000, the Company invested in eGlobal joint venture as a minority interest party by acquiring 19.9% of the common shares. The investment in this joint venture has been made in the form of a $398,000 capital contribution, as well as a long-term non-interest bearing loan receivable of $602,000. This investment is accounted for using the equity method of accounting and during fiscal 2001, the Company recognized $278,000 of losses, which represent the Company's proportionate share of eGlobal's losses, net of the intercompany elimination.

5. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):



                                                                                   MARCH 31,      MARCH 31,
                                                                                     2000           2001
                                                                                   ---------      ---------
Furniture and office equipment................................................     $     407      $   4,201
Computer hardware.............................................................         1,426          5,369
Computer software.............................................................           321          3,050
Leasehold improvements........................................................            --          1,839
Assets under capital leases...................................................           557            439
                                                                                   ---------      ---------
                                                                                       2,711         14,898
Less accumulated depreciation and amortization................................           338          3,598
                                                                                   ---------      ---------
                                                                                   $   2,373      $  11,300
                                                                                   =========      =========



6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are as follows (in thousands):




                                                                                   MARCH 31,      MARCH 31,
                                                                                     2000           2001
                                                                                   ---------      ---------
Accounts payable.............................................................      $   2,408      $   4,164
Accrued compensation.........................................................          1,474          3,080
Accrued financing............................................................            466             --
Accrued restructuring........................................................             --          3,532
Other accrued liabilities....................................................          1,606          1,716
                                                                                   ---------      ---------
                                                                                   $   5,954      $  12,492
                                                                                   =========      =========



7. BANK LOAN

The Company has a lease line of credit available to a maximum of $679,000 (Cdn$1,000,000). Refer to note 8 for details as to the amounts utilized under this line of credit as at March 31, 2001. The Company has three Letters of Guarantee outstanding at March 31, 2001 for approximately $1.2 million on various facilities with maturity dates ranging between February 2002 and June 2005.

8. OBLIGATIONS UNDER CAPITAL LEASES

The following is an analysis by year of the future minimum lease payments for capital leases (in thousands):




                                                                                   MARCH 31,      MARCH 31,
                                                                                     2000           2001
                                                                                   ---------      ---------
March 31, 2002................................................................     $     209      $      --
March 31, 2002................................................................           205            205
March 31, 2003................................................................            59             59
                                                                                   ---------      ---------
                                                                                         473            264
Less amount representing interest (at rates ranging from
7.7% to 8.5%).................................................................            42             33
                                                                                   ---------      ---------
Balance of obligation.........................................................           431            231
Less current portion..........................................................           209            182
                                                                                   ---------      ---------
                                                                                   $     222      $      49
                                                                                   =========      =========



9. REDEEMABLE CONVERTIBLE SPECIAL SHARES AND SPECIAL WARRANTS

REDEEMABLE CONVERTIBLE SPECIAL SHARES

The Company is authorized to issue an unlimited number of Class A, Class B and Class C special shares. In July 1998, the Company issued 4,000,000 Class A special shares for proceeds of $992,129. During January 1999, the Company issued 3,789,476 Class B special shares for proceeds of $2,382,528. To date, no Class C special shares have been issued.

The Class A and Class B special shares automatically converted to common shares on a 3 for 2 basis when the Company completed its initial public offering ("IPO").

SPECIAL WARRANTS

On June 24, 1999, the Company closed a private placement of 4,326,924 special warrants at a price of $3.55 per special warrant for proceeds of $14,486,978, net of issue costs of $873,602.

The special warrants were converted into common shares at a ratio of 3 common shares for each 2 special warrants.

10. SHAREHOLDERS' EQUITY

STOCK OPTION PLAN

The Company's stock option plan (the "Plan") was established for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common shares which may be set aside for issuance under the Plan is 9,335,382 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued subsequent to March 4, 1999 under the Plan vest over a four-year period. Options issued prior to March 5, 1999 vest annually over a three-year period.

Details of stock option transactions are as follows:




                                                                                                              WEIGHTED
                                                                    OPTIONS AVAILABLE                          AVERAGE
                                                                           FOR              NUMBER         EXERCISE PRICE
                                                                          GRANT           OF OPTIONS          PER SHARE
                                                                    ------------------    ----------       ---------------
Balances, March 31, 1999.......................................         1,221,000          1,779,000          $     0.13
      Additional options authorized............................         2,500,000
      Options granted..........................................        (2,692,725)         2,692,725          $     3.85
      Options exercised........................................                             (255,250)         $     0.11
      Options cancelled........................................           202,875           (202,875)         $     1.08
                                                                        ---------          ---------
Balances, March 31, 2000.......................................         1,231,150          4,013,600          $     2.51
      Additional options authorized............................         3,835,382
      Options granted..........................................        (6,466,956)         6,466,956          $     7.24
      Options exercised........................................                             (694,592)         $     0.59
      Options cancelled........................................         1,677,928         (1,677,928)         $     7.28
                                                                        ---------          ---------
Balances, March 31, 2001.......................................           277,504          8,108,036          $     4.90
                                                                        =========          =========
Options exercisable at March 31, 2001..........................                            2,123,690          $     1.86
                                                                                           =========


The stock options expire at various dates between May 2003 and September 2010.



                                                                 PERIOD FROM
                                                                 MAY 7, 1998        YEAR ENDED       YEAR ENDED
                                                               (INCEPTION) TO         MARCH 31,        MARCH 31,
                                                               MARCH 31, 1999           2000             2001
                                                               --------------        ----------       ----------
Weighted average fair value of options granted during
  the period with exercise prices equal to fair value at
  date of grant ..........................................     $       0.02                  --       $     11.96
Weighted average fair value of options granted during
  the period with exercise prices less than fair value at
  date of grant ..........................................     $       0.29         $      5.83       $      6.54
Weighted average fair value of options granted during
  the period with exercise prices greater than fair value
  at date of grant .......................................               --                  --                --


As of March 31, 2001, the range of exercise prices and weighted average remaining contractual life of outstanding options were as follows:





                                                    OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                                       -------------------------------------------------    ----------------------------
                                                     WEIGHTED AVERAGE
                                                         REMAINING      WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                                         NUMBER      CONTRACTUAL LIFE    EXERCISE PRICE       NUMBER      EXERCISE PRICE
RANGE OF EXERCISE PRICES               OUTSTANDING        (YEARS)           PER SHARE       EXERCISABLE      PER SHARE
------------------------               -----------   ----------------   ----------------    -----------  ----------------
$ 0.11.........................        1,246,850           2.56            $    0.11         660,100           $ 0.11
  0.44-1.38....................          534,013           3.82                 0.47         185,562           $ 0.48
  1.45-2.19....................        1,165,874           7.57                 1.50         889,016           $ 1.45
  2.38.........................        1,653,400           4.77                 2.38              --              n/a
  2.39-9.50....................        1,255,874           3.93                 5.77         286,021           $ 4.99
  9.56-10.94...................          863,525           4.13                10.36         102,991           $10.40
  11.00-12.25..................          958,950           4.48                12.09              --              n/a
  12.38-17.00..................          429,550           4.34                13.65              --              n/a



The Company recorded deferred stock-based compensation amounting to $10.1 million for the year ended March 31, 2000 and $3.0 million for the year ended March 31, 2001. Amortization of deferred stock-based compensation amounted to $171,000 for the period from May 7, 1998 (inception) to March 31, 1999, $1.7 million for the year ended March 31, 2000 and $3.4 million for the year ended March 31, 2001.

For the year ended March 31, 2000, compensation amounting to $39,660 arising on the issuance of 32,000 stock options to consultants was recorded. The compensation was determined based on the fair value at the grant date of the stock options consistent with the method under SFAS 123 "Accounting for Stock-based Compensation". To determine the fair value of each option, the following assumptions were used: dividend yield of 0.0%, 100% volatility, a weighted average risk free interest rate of 5.5% and a weighted average expected life of options of 3.5 years.

The amortization of deferred stock-based compensation relates to the following cost of service revenues and operating expense categories (in thousands):



                                                                      PERIOD FROM
                                                                      MAY 7, 1998        YEAR ENDED         YEAR ENDED
                                                                     (INCEPTION) TO       MARCH 31,          MARCH 31,
                                                                     MARCH 31, 1999          2000               2001
                                                                     --------------      ----------         ----------
Cost of service revenues......................................         $       --         $     206          $      73
Sales and marketing...........................................                 29             1,186              2,645
Research and development .....................................                  1               118                373
General and administrative....................................                141               161                325
                                                                       ----------         ---------          ---------
                                                                       $      171         $   1,671          $   3,416
                                                                       ==========         =========          =========


Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for the awards under the plan consistent with the method under SFAS 123 "Accounting for Stock-Based Compensation", the Company's loss and loss per common share would have been reported as the pro forma amounts indicated in the table below. To determine the fair value of each option on the grant date the following assumptions were used:



                                                                      PRE-IPO TO         POST-IPO TO        YEAR ENDED
                                                                  FEBRUARY 8, 2000      MARCH 31, 2000    MARCH 31, 2001
                                                                  ----------------      --------------    --------------

Dividend Yield ................................................            0.0%               0.0%               0.0%
Volatility ....................................................            0.0%             180.0%             146.0%
Weighted average risk free interest rate ......................            5.5%               5.5%               4.6%
Weighted average expected life of options .....................       3.5 years          3.5 years          3.5 years



Pro forma information for the period indicated is as follows (in thousands, except per share amounts):



                                                                    PERIOD FROM
                                                                    MAY 7, 1998         YEAR ENDED       YEAR ENDED
                                                                  (INCEPTION) TO         MARCH 31,        MARCH 31,
                                                                   MARCH 31, 1999          2000              2001
                                                                   --------------       ----------       ----------

Loss-- as reported.........................................         $   (1,689)         $  (9,277)       $ (161,018)
Loss-- pro forma...........................................             (1,678)            (9,807)         (166,928)
Loss per common share-- as reported........................              (2.40)            (1.50)             (4.84)
Loss per common share-- pro forma..........................              (2.25)            (1.54)             (5.01)
Weighted average grant date fair value of options granted
   during the period.......................................               0.24              5.39               5.41


WARRANT

During January 1999, the Company issued a warrant for no consideration to an executive of the Company to purchase 394,737 common shares at a price of $0.44 per share. The warrant expires when the executive ceases to be employed by the Company or January 5, 2002 whichever is earlier.

ESCROW SHARES

At March 31, 2001, 140,625 common shares of the Company are held in escrow pursuant to escrow arrangements entered into with certain employee/shareholders. Under the terms of the arrangements the remaining number of common shares will be released from escrow on June 30, 2001.

EMPLOYEE STOCK PURCHASE PLAN

The Company has established an employee stock purchase plan under which employees may authorize payroll deductions of up to 15% of their compensation (as defined in the plan) to purchase common shares at a price equal to 85% of the lower of the fair market values as of the beginning or the end of the offering period. As at March 31, 2001, 1.0 million shares of common stock were reserved for issuance. In July 2000, 123,334 shares of common stock were purchased under the plan at $8.50 per share, and 338,489 shares of common stock were purchased under the plan in January 2001 at $3.19 per share.

11. INCOME TAXES

The provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rate of 43.6% (1999: 44.6%) to the loss before provision for income taxes as a result of the following (in thousands):



                                                                             PERIOD FROM
                                                                             MAY 7, 1998         YEAR ENDED       YEAR ENDED
                                                                            (INCEPTION) TO        MARCH 31,        MARCH 31,
                                                                            MARCH 31, 1999          2000             2001
                                                                            --------------      -------------    -----------

Loss for the period ...................................................     $        1,689      $       9,277    $   159,299
                                                                            ==============      =============    ===========
Computed expected tax recovery ........................................     $          753      $       4,045    $    69,454
Increase (reduction) in income tax recovery resulting from:
   Permanent differences - impairment of goodwill .....................                 --                 --        (42,423)
   Permanent differences - other.......................................                (79)              (154)        (1,185)
   Change in beginning of the year balance of the valuation allowance
   allocated to income tax expense ....................................               (718)            (3,905)       (14,397)
   Reduction in tax rate for foreign subsidiary .......................                 --                (48)       (11,475)
   Additional loss carry forward due to Ontario
   superallowance .....................................................                 44                 62             26
                                                                            --------------      -------------    -----------
                                                                            $           --      $          --    $        --
                                                                            ==============      =============    ===========


The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 2000 and March 31, 2001 are presented below (in thousands):



                                                                           MARCH 31,               MARCH 31,
                                                                            2000                     2001
                                                                      ----------------         ----------------
Future tax assets:
   Non-capital loss carried forward...............................    $          4,125         $         19,348
   Research and development expenses deferred for income tax
   purposes.......................................................                 246                      368
   Share issue costs..............................................                 483                      555
   Restructuring costs............................................                  --                      830
   Other..........................................................                  --                      298
                                                                      ----------------         ----------------
   Total gross future tax assets..................................               4,854                   21,399
   Less valuation allowance.......................................               4,623                   19,020
                                                                      ----------------         ----------------
   Net future tax assets..........................................                 231                    2,379
Future tax liabilities:
   Depreciation and amortization..................................                (139)                  (2,379)
   Investment tax credits receivable..............................                 (92)                      --
                                                                      ----------------         ----------------
   Total gross future tax liabilities.............................                (231)                  (2,379)
                                                                      ----------------         ----------------
   Net future tax assets (liabilities)............................    $             --         $             --
                                                                      ================         ================

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

As at March 31, 2001 the Company had $44.1 million of losses and deductions available to reduce future years' taxable income in Canada and the United States. Of these losses, $14.1 million are available to reduce future years' taxable income in Canada, the majority of which expire between 2006 and 2008, and $30.0 million are available to reduce future years' taxable income in the United States, the majority of which expire between 2020 and 2021.

The Company also has earned investment tax credits ("ITCs") on Canadian eligible research and development expenditures of $280,000 that expire between 2010 and 2011. These ITCs are available to reduce taxes otherwise payable.

12. SPECIAL CHARGES

Special charges for the year ended March 31, 2001 included a $694,000 asset impairment charge, a $6.3 million restructuring charge and a $97.0 million goodwill and identifiable intangibles impairment.

(a) Asset Impairment Charge. During the three months ended March 31, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $694,000 of software and other capital assets, as well as a long-term investment, had no future value to the Company.

(b) Restructuring Charge. During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.3 million as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the USA and Canada, and by implementing other measures. This charge is part of a plan to streamline the Company's efforts to focus on achieving profitability. The restructuring charge was comprised of $3.2 million for reductions in employee numbers, $2.2 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $900,000 related to eliminating the Company's ASP sales model. As of March 31, 2001, $2.7 million had been paid out on the restructuring charge.

The Company determined its restructuring charge in accordance with Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company's senior management prepared a detailed exit plan that included the termination of 136 employees, closure of certain facilities and the elimination of the ASP sales model.

In connection with the restructuring actions, the Company terminated the employment of 102 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited its facilities in Markham and its offices in the USA identified in the restructuring plan. The Company has entered into sublease arrangements for some of its office space.

Restructuring reserves are included in accrued liabilities at March 31, 2001. Detail of the restructuring charges as of and for the year ended March 31, 2001 are summarized below:



   FOURTH QUARTER 2001
   RESTRUCTURING ACTIONS:                                                                                  BALANCE AT
   ----------------------                  ORIGINAL CHARGE         REVERSALS            UTILIZED         MARCH 31, 2001
                                           ---------------         ---------            --------         --------------

Employee related                            $       3,237          $      --            $   2,188         $       1,049
Facilities related                                  2,158                 --                  543                 1,615
ASP sales model related                               868                 --                   --                   868
                                            -------------          ---------            ---------         -------------
                                            $       6,263          $      --            $   2,731         $       3,532
                                            =============          =========            =========         =============





                                                                                                           BALANCE AT
       BALANCE SHEET COMPONENTS            ORIGINAL CHARGE         REVERSALS            UTILIZED         MARCH 31, 2001
       ------------------------            ---------------         ---------            --------         --------------
Accounts payable                            $          46          $      --            $      46         $          --
Accrued liabilities                                 6,217                 --                2,685                 3,532
                                            -------------          ---------            ---------         -------------
                                            $       6,263          $      --            $   2,731         $       3,532
                                            =============          =========            =========         =============



In April 2001, the Company announced further restructuring plans to reduce its headcount by 31 percent and close additional offices in the USA and Canada. The Company expects some of the employees in these offices to consider opportunities to work in its other remaining offices. There was no impact on the financial statements for the year ended March 31, 2001 relating to these actions. The Company expects to recognize a restructuring charge in the first quarter of fiscal year 2002 relating to the April 2001 restructuring of approximately $5.5 million.

(c) Impairment of goodwill and identifiable intangibles. We performed an impairment assessment of the goodwill and identifiable intangibles recorded in connection with the acquisition of Continuity and DA. The assessment was performed primarily due to the significant sustained decline in our stock price since the valuation date of the shares issued in the Continuity and DA acquisitions resulting in our net book value of our assets prior to the impairment charge significantly exceeding our market capitalization, the overall decline in the industry growth rates, and our lower fourth quarter of 2001 actual and projected operating results. As a result of our review, we recorded a $97.0 million impairment charge to reduce goodwill and identifiable intangibles. The charge was determined based upon our estimated discounted cash flows over the remaining estimated useful life of the goodwill and identifiable intangibles using a discount rate of 24.8%. The assumptions supporting the cash flows including the discount rate were determined using our best estimates as of such date. The remaining goodwill balance of approximately $5.2 million will be amortized over its remaining useful life. We will continue to assess the recoverability of the remaining goodwill and identifiable intangibles periodically in accordance with our policy.

13. RELATED PARTY TRANSACTIONS

On June 1, 1999, the Company entered into a professional services agreement with a company related to a director of the Company in connection with the management of the Company's European subsidiary. Under the terms of the agreement, the Company is required to pay certain annual fees, a portion of which is calculated based on net revenues, as defined, of the European subsidiary, with the option of converting all or part of this portion into common shares of the Company subject to certain terms. As at March 31, 2000, the Company has accrued fees aggregating $179,000 in respect of this agreement and the related company is eligible to exercise an option to acquire 18,250 shares at $3.55 per share. In addition, the Company has recorded stock-based compensation amounting to $193,000 in connection with this option during the year ended March 31, 2000. During the year ended March 31, 2001, this agreement was terminated and thus no amount was outstanding as at March 31, 2001.

The Company has accrued consulting fees payable to a shareholder of the Company amounting to nil for the periods ended March 31, 1999, $60,900 for the year ended March 31, 2000 and nil for the year ended March 31, 2001.

During the year ended March 31, 2001, the Company recorded $1.0 million of revenue related to the eGlobal joint venture.

14. SEGMENTED INFORMATION

The Company reviewed its operations and determined that it operates in a single reportable operating segment, being the development and marketing of interaction-based e-business communications applications. All long-lived assets relating to the Company's operations are located in Canada. Revenue per geographic location, which is attributable to geographic location based on the location of the external customer, is as follows (in thousands):



                                                                        PERIOD FROM
                                                                        MAY 7, 1998         YEAR ENDED         YEAR ENDED
                                                                      (INCEPTION) TO         MARCH 31,           MARCH 31,
                                                                      MARCH 31, 1999           2000               2001
                                                                      --------------       ------------        -----------
Revenue by geographic locations:
   United States .............................................        $           --       $      6,579        $    20,049
   Canada.....................................................                    --              2,457              6,034
   Europe.....................................................                    --                453              3,085
   Asia Pacific...............................................                    --                 --              1,207
                                                                      --------------       ------------        -----------
                                                                      $           --       $      9,489        $    30,375
                                                                      ==============       ============        ===========



For the year ended March 31, 2001, no one customer accounted for greater than 10% of total revenues. For the year ended March 31, 2000, one customer accounted for 15% of total revenues. As at March 31, 2001, the Company had a receivable from two significant customers amounting to 14% and 10% of total accounts receivable trade, respectively. As at March 31, 2000, the Company had a receivable from four significant customers amounting to 15%, 12%, 11% and 11% of total accounts receivable trade, respectively.

15. SUPPLEMENTARY CASH DISCLOSURES:

Supplementary cash disclosures are as follows (in thousands):



                                                                          PERIOD FROM
                                                                           MAY 7, 1998         YEAR ENDED           YEAR ENDED
                                                                         (INCEPTION) TO         MARCH 31,             MARCH 31,
                                                                         MARCH 31, 1999           2000                  2001
                                                                         --------------     ---------------       ---------------

Supplemental disclosure of cash flow information:
   Cash received for interest...................................         $           14     $         1,058       $         4,322
                                                                         ==============     ===============       ===============
   Cash paid for interest.......................................         $            1     $            37       $            32
                                                                         ==============     ===============       ===============
Supplemental disclosure of non-cash investing and financing activities:
   Capital lease obligations incurred for purchase of capital
    Assets......................................................         $           99     $           443       $            --
                                                                         ==============     ===============       ===============
   Deferred compensation on the grant of options to purchase
    common shares with an exercise price below fair value.......         $          557     $        10,136       $         3,029
                                                                         ==============     ===============       ===============

16. COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Company is required to make minimum payments under the terms of operating leases for premises, property and equipment expiring on various dates to December 31, 2010. Future minimum lease payments by fiscal year are as follows (in thousands):



2002............................................................       $   3,317
2003............................................................           2,367
2004............................................................           2,103
2005............................................................           2,150
2006 and thereafter.............................................           6,550
                                                                       ---------
                                                                       $  16,487
                                                                       =========

Rent expense was $62,000, $339,000 and $2,664,000 for the period from May 7, 1998 (inception) to March 31, 1999, for the year ended March 31, 2000 and for the year ended March 31, 2001, respectively.

(b) Contingencies

On February 22, 2001, We Media, Inc. ("We Media") filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York. The complaint asserts claims for breach of contract, unjust enrichment, misrepresentation, and tortuous interference with prospective economic advantage arising out of the Company's efforts to implement certain of its software for We Media beginning in the second quarter of 2000. On March 21, 2001, the Company removed the action to the United States District Court for the Southern District of New York. On April 2, 2001, the Company filed its Answer and Counterclaim, denying We Media's allegations and seeking damages for breach of contract in the amount of more than $137,000. The Court has not yet issued a Scheduling Order establishing deadlines for the case going forward and since this matter is in its earliest stages, no opinion was expressed as to its likely outcome. The Company believes that it has numerous meritorious defenses to the action and intends to defend it vigorously.

17. SUBSEQUENT EVENT

Subsequent to March 31, 2001, the Company paid $100,000 for the remaining ownership interest in Minerva.

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

                          DELANO TECHNOLOGY CORPORATION



                                                              ALLOWANCE
                                              BALANCE AT     RECORDED BY                                          BALANCE AT
                                             BEGINNING OF     ACQUIRED           CHARGE TO                          END OF
                                                PERIOD        COMPANIES         OPERATIONS        DEDUCTIONS        PERIOD
                                             ------------     ---------         ----------        ----------      ----------
                                                                              (IN THOUSANDS)

Allowance for doubtful accounts:

    Period ended March 31, 1999.......              --             --                 --                 --              --

    Year ended March 31, 2000.........              --             --           $    200                 --        $    200

    Year ended March 31, 2001.........         $   200       $    328           $  3,000           $  1,669        $  1,859



ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

                                    PART III

ITEM 10: DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the name, age and positions with Delano for each of our directors and officers as of March 31, 2001.



       NAME                        AGE                  POSITION
-------------------                ---    --------------------------------------

Dennis Bennie(1)(2)..............  48     Chairman
John Foresi......................  40     Director, Chief Executive Officer
Bahman Koohestani................  39     Director, Executive Vice-President,
                                           Products and Chief Technology Officer
David Frankland .................  44     President
Thomas Hearne....................  36     Chief Financial Officer
Robert Lalonde...................  37     Senior Vice-President, Products
Barry Yates......................  35     Senior Vice-President, Worldwide Sales
David Lewis......................  38     General Counsel and Secretary
Albert Amato(1)(2)...............  42     Director
J. (Ian) Giffen(1)...............  43     Director
Donald Woodley(2)................  55     Director
Al DeLorenzi.....................  52     Director

----------

(1) Member of the audit committee

(2) Member of the compensation committee

Dennis Bennie has been our Chairman since our inception in May 1998. Currently, Mr. Bennie is the Chief Executive Officer and President of XDL Capital Corp. and XDL Intervest, a private venture capital firm that he established in January 1997 to focus on investing in and working with emerging Internet companies and related technologies. Mr. Bennie is a director of MGI Software Corp., a company that produces digital imaging software. In 1988, Mr. Bennie co-founded Delrina Corporation, a designer of fax, data and voice communications software, where he was the Chairman and Chief Executive Officer until the November 1995 sale of Delrina to Symantec Corporation. He remained employed with Symantec as Executive Vice President and was a director until mid-1996. Mr. Bennie has an accounting degree from the University of Witwatersrand.

John Foresi has been our Chief Executive Officer and has served as one of our directors since January 1999. From May 1998 to December 1998, he was the President, Transportation of i2 Technologies, a global supply chain software company. In May 1998, i2 Technologies acquired InterTrans Logistics Solutions, of which Mr. Foresi was President and Chief Executive Officer from August 1994 to April 1998. Mr. Foresi has an MBA from the Harvard Business School and a BBA from Wilfrid Laurier University.

Bahman Koohestani founded Delano in May 1998, has served as one of our directors since our inception and was our President and Chief Executive Officer from our inception until January 1999. Mr. Koohestani has been our Executive Vice-President, Products and Chief Technology Officer since January 1999. Prior to founding Delano, Mr. Koohestani was Director of Products, Messaging for Netscape Communications from October 1996 to May 1998. From February 1991 to September 1996, Mr. Koohestani served as Chief Architect of Electronic Forms and Products e-Commerce at Delrina. Mr. Koohestani has a Bachelor of Science (Honors) degree from York University.

David Frankland has been President of Delano since January 2, 2001. Prior to Delano, Mr. Frankland served as President and Chief Executive Officer of Digital Archaeology, a leading provider of advanced customer analytics for e-business, which culminated in the sale of the company to Delano. Mr. Frankland also served as Vice President of Marketing, Sales, and Service for APS Technologies, a manufacturer and direct marketer of computer peripheral devices. Mr. Frankland also served as Executive Director of Marketing for Informix Software, Vice President of Worldwide Sales and Marketing for the division of Sun Microsystems, Director of OEM Sales and Marketing for ITT Information Systems and Vice President of Marketing and Sales for Digital Ocean, a wireless networking start-up company. Mr. Frankland holds a BA in Psychology and Theology from St. Olaf College and an advanced degree in direct marketing from the Henry Bloch School of Business at the University of Missouri, Kansas City.

Thomas Hearne has served as our Chief Financial Officer since November 1999. From October 1997 to November 1999, Mr. Hearne was Chief Financial Officer of Open Text Corporation, a provider of intranet, extranet and e-community platform solutions. From September 1996 to October 1997, Mr. Hearne served as Vice President, Finance and Administration of Algorithmics Incorporated, a developer of risk management software. From April 1996 to September 1996, Mr. Hearne was the Controller of Algorithmics. From September 1992 to April 1996, Mr. Hearne was European Controller and Manager, Financial Reporting at Alias Research Inc., a developer of 3D graphics software, which was sold to Silicon Graphics, Inc. in June 1995. Mr. Hearne is a chartered accountant and has an MBA from York University and a Bachelor of Economics degree from Trent University.

Robert Lalonde has served as our Senior Vice-President, Products and prior to that, our Vice-President, Marketing since January 1999. From July 1993 to January 1999, Mr. Lalonde was the Vice-President, Marketing of the Business Intelligence Division at Hummingbird Communications, a provider of network connectivity, business intelligence, document and knowledge management software. Mr. Lalonde has a Bachelor of Science from Laurentian University.

Barry Yates has served as our Senior Vice-President, Worldwide Sales since March 2000. Between January 2000 and March 2000, Mr. Yates served as our Vice President, North American Sales. Between September 1998 and January 2000, Mr. Yates served as our Vice-President, Professional Services. Prior to joining us, Mr. Yates was Manager at Bain & Company from December 1995 to September 1998. From April 1992 to November 1995, Mr. Yates was Principal at KPMG Management Consulting Company. Mr. Yates has a Bachelor of Commerce (Honors) degree from Queen's University.

David Lewis has served as our General Counsel and Secretary since January 2000. From February 1999 to January 2000, Mr. Lewis was the Vice President, Legal at Open Text. From November 1994 to February 1999, Mr. Lewis was the General Counsel at Alias Wavefront (formerly Alias Research) prior to its acquisition by Silicon Graphics in June 1995. Between June 1994 and November 1994, Mr. Lewis was an independent consultant and prior to June 1994, Mr. Lewis was General Counsel at SoftKey Software Products Inc., a consumer software publisher. Mr. Lewis has a Bachelor of Law degree from Osgoode Hall Law School.

Albert Amato has served as one of our directors since May 1998. Since November 1995, Mr. Amato has been a technology consultant and advisor to software companies and technology investment funds. Mr. Amato was a founder and was Chief Technical Officer of Delrina from 1989 to November 1995. After Delrina was sold to Symantec, he served as a Vice President with Symantec from November 1995 to May 1996. Mr. Amato has a Bachelor of Applied Science and Engineering (Honors) degree from the University of Toronto.

J. (Ian) Giffen has served as one of our directors since June 1998. Since September 1996, Mr. Giffen has been a technology consultant and advisor to software companies and technology investment funds. From February 1996 to September 1996, Mr. Giffen was Chief Financial Officer of Algorithmics. From January 1992 until February 1996, Mr. Giffen served as Chief Financial Officer of Alias Research, which was sold to Silicon Graphics in June 1995. Mr. Giffen is a director of and advisor to Macromedia Inc., a developer of software for web publishing, multimedia and graphics and a director of MGI Software. Mr. Giffen was a consultant to XDL Capital until February 2001. Mr. Giffen has a Bachelor of Arts in Business Administration from the University of Strathclyde.

Donald Woodley has served as one of our directors since November 1999. From February 1997 to October 1999, Mr. Woodley was President of Oracle Corporation Canada Inc. From September 1987 to January 1997, he was President of Compaq Canada Inc. Mr. Woodley serves on the board of directors of BCT.Telus, a telecommunications company, and Star Data Systems Inc., a supplier of financial and transaction processing services. Mr. Woodley has a Bachelor of Communications from the University of Saskatchewan and an MBA from the University of Western Ontario.

Al DeLorenzi has served as one of our directors since January 22, 2001. Mr. DeLorenzi is the Chief Technology Officer for eBusiness Solutions at Nortel Networks. eBusiness Solutions is the resulting merger of Clarify, Periphonics, Epicon, Architel, and Nortel Networks into a single unit. Prior to his position in eBusiness Solutions, Mr. DeLorenzi held a number of executive positions at Nortel Networks. Mr. DeLorenzi was one of the founding members of the Frame Relay forum. In 1991, he gained responsibility for Nortel's new line of Frame Relay and ATM products. Mr. DeLorenzi began his career in 1972 with Bell Canada, where he held management positions to develop and introduce a number of the world's first digital networks, including a national digital data network, a national packet network, and a nation T1 managed network for voice, data, and video services. Mr. DeLorenzi is a graduate of the University of Toronto and holds a Bachelor of Applied Sciences degree in Electrical Engineering.

There are no family relationships among any of our directors and executive officers.

BOARD OF DIRECTORS AND COMMITTEES

Our board of directors is comprised of seven persons. In accordance with the provisions of the Business Corporations Act (Ontario), our directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to a maximum of ten persons, without the prior consent of our shareholders. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. The board of directors has established an audit committee and a compensation committee.

Our audit committee's mandate is to assist the board of directors in fulfilling its functions relating to corporate accounting and reporting practices as well as financial and accounting controls, to provide effective oversight of the financial reporting process, and to review financial statements as well as proposals for the issue of securities. Messrs. Bennie, Amato and Giffen are members of the audit committee.

Our compensation committee reviews and approves the compensation and benefits for our executive officers, administers our stock option plan and performs other duties as may from time to time be determined by our board of directors. Messrs. Bennie, Amato and Woodley are members of the compensation committee.

ITEM 11: EXECUTIVE COMPENSATION

The following table sets forth the actual compensation paid or awarded to our named executive officers for the year ended March 31, 2001, to the individual who served as Delano's Chief Executive Officer and each of the four other most highly compensated executive officers whose salary and bonus for the 2000 fiscal year exceeded $100,000, for services rendered in all capacities to Delano and its subsidiaries for the fiscal year ended March 31, 2001 and the period from May 8, 1999 to March 31, 1999. The listed individuals are referred to hereafter as the "Named Executive Officers." No other executive officers who otherwise would have been includable in this table on the basis of salary and bonus earned during 2000 have been excluded because they terminated employment or changed their executive status during the year.



                                                                                                             LONG-TERM
                                                                                                            COMPENSATION
                                                                                ANNUAL                         AWARDS
                                                                             COMPENSATION                   -------------
                                                              -------------------------------------------    SECURITIES
                                                               YEAR                                OTHER     UNDERLYING
             NAME AND PRINCIPAL POSITION                       ENDED   SALARY ($)  BONUS ($)        ($)      OPTIONS (#)
             ---------------------------                       -----   ----------  ---------        ---      -----------

John Foresi(1).............................................     2001     99,540          --        4,778        150,000
Chief Executive Officer                                         2000    104,167     277,778        5,000             --
                                                                1999     81,250          --        1,188      1,144,737

David Frankland(2).........................................     2001    200,000     140,307        5,000        465,000
President

Barry Yates(3).............................................     2001     99,540      43,549        4,778         75,000
Senior Vice President, Worldwide Sales                          2000    104,167     104,167        5,000             --
                                                                1999     58,827          --        2,916        225,000

Robert Lalonde(4)..........................................     2001     99,540      71,308        4,778         90,000
Senior Vice President, Products                                 2000    104,167      40,886        5,000             --
                                                                1999     20,833          --           --        135,000

Bruce Cameron(5)...........................................     2001    150,000      45,000        6,000         20,000
Vice President, Sales North America                             2000     38,743      35,000        1,250        105,000



1. Mr. Foresi joined Delano as President and Chief Executive Officer in January 1999. His annualized salary for 2001 was Cdn$150,000. Mr. Foresi also received a car allowance of Cdn$7,200 which is included as other compensation. As of March 31, 2001, Mr. Foresi held 250,000 unvested shares of Delano at $0.11 per share and has a warrant to purchase an additional 394,737 common shares at $0.44 per share. The warrant expires when he ceases to be employed by us or on January 5, 2002, whichever occurs earlier.

2. Mr. Frankland became President of Delano on January 2, 2001. Prior to Delano, Mr. Frankland served as President and Chief Executive Officer of Digital Archaeology. Delano acquired Digital Archaeology in October 2000. Mr. Frankland had 265,000 fully vested options granted at $1.45 per share pursuant to the stock incentive plans for Digital Archaeology that have been assumed by us. As of March 31, 2001, Mr. Frankland held 50,000 unvested shares of Delano at $2.38 per share and 150,000 unvested shares of Delano at $12.25 per share.

3. Mr. Yates joined Delano in September 1998. As of March 31, 2001, Mr. Yates held 75,000 unvested shares of Delano at $0.11 per share and 75,000 unvested shares of Delano at $2.38 per share.

4. Mr. Lalonde joined Delano in January 1999. As of March 31, 2001, Mr. Lalonde held 45,000 unvested shares of Delano at $0.11 per share, 75,000 unvested shares of Delano at $2.38 per share and 15,000 unvested shares of Delano at $9.56 per share.

5. Mr. Cameron joined Delano in January 2000. As of March 31, 2001, Mr. Cameron held 78,750 unvested shares of Delano at $6.67 per share and 20,000 unvested shares of Delano at $2.38 per share. Mr. Cameron left the Company in April 2001.

STOCK OPTIONS

The following table sets forth (1) the number of common shares underlying the options granted to each of the named executive officers during the fiscal year ended March 31, 2001, (2) the percentage that these options represent in comparison to the total number of options granted to our employees during the same period, (3) the exercise price of such options and (4) their expiration date.

                          OPTION GRANTS IN FISCAL 2001




                                                                                                             POTENTIAL
                                                                                                             REALIZABLE
                                                                                                          VALUE AT ASSUMED
                                                                                                          ANNUAL RATES OF
                                                                                                            STOCK PRICE
                       NUMBER OF SHARES     PERCENT OF TOTAL                                              APPRECIATION FOR
                          UNDERLYING       OPTIONS GRANTED TO       EXERCISE                                OPTION TERM
                       OPTIONS GRANTED        EMPLOYEES IN      PRICE PER SHARE     EXPIRATION          -------------------
      NAME                   (#)               FISCAL YEAR        ($/SECURITY)          DATE             5% ($)      10%($)
      ----             -----------------    -----------------   ---------------     -----------          ------      ------
  John Foresi              150,000                2.3%                2.38        January 5, 2006        98,633      217,952
David Frankland            150,000                2.3%               12.25       October 13, 2005       507,667    1,121,812
                            50,000                 *                  2.38        January 5, 2006        32,878       72,651
  Barry Yates               75,000                1.2%                2.38        January 5, 2006        49,316      108,976
  Rob Lalonde               75,000                1.2%                2.38        January 5, 2006        49,316      108,976
                            15,000                 *                  9.56         August 7, 2005        39,619       87,547
 Bruce Cameron              20,000                 *                  2.38        January 5, 2006        13,151       29,060



* - less than 1%

                         OPTION EXERCISES IN FISCAL 2001




                                                             # OF SECURITIES
                                                         UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED IN-
                        NUMBER OF                           OPTIONS AT FISCAL               THE-MONEY OPTIONS
                          SHARES                                  YEAR END                   AT FISCAL YEAR END
                       ACQUIRED ON        VALUE         -----------------------------------------------------------
      NAME               EXERCISE       REALIZED        EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
      ----             ----------       --------        -----------    -------------    -----------   -------------

  John Foresi               --             --             250,000         400,000         $317,500      $317,500
David Frankland             --             --             265,000         200,000               --            --
  Barry Yates             40,000        $533,450          110,000         150,000         $139,700       $95,250
  Rob Lalonde             90,000        $614,700               --         135,000               --       $57,150
 Bruce Cameron              --             --              26,250          98,750               --            --



COMPENSATION OF DIRECTORS

The By-laws of the Company provide that, subject to Section 136 of the Business Corporations Act (Ontario) (the "OBCA"), the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses reasonably incurred by him or her in respect of certain actions or proceedings to which he or she is made a party by reason of his or her office, if he or she meets certain specified standards of conduct, and the Company shall also indemnify any such person in such other circumstances as the OBCA or the law permits or requires. The Company maintains directors' and officers' liability insurance for its directors and officers. With respect to directors and officers as a group, the Company paid a premium of approx. $420,000 for directors' and officers' liability insurance, which included coverage required in connection with the Company's initial public offering. The total amount of insurance purchased for directors and officers as a group was $15,000,000. All matters insured are subject to a $500,000 securities-related retainer, which applies to costs of defense and which is waived where claims against all insureds are dismissed or the insureds are found not liable. We do not otherwise compensate our directors, but they are reimbursed for out-of-pocket expenses incurred in connection with meetings of the Board of Directors or its committees. Directors are eligible to participate in the Company's Stock Option Plan. To date, options to purchase an aggregate of 850,000 Common Shares have been granted to members of the Board of Directors as detailed below:



                             NUMBER OF SHARES
                               UNDERLYING              EXERCISE
                              OPTIONS GRANTED      PRICE PER SHARE         EXPIRATION
      NAME                         (#)               ($/SECURITY)             DATE
      ----                   ------------------    ----------------        -----------

  John Foresi                    500,000                 $0.11           Jan. 04, 2004
                                 150,000                 $2.38           Jan. 05, 2006
 Dennis Bennie                    10,000                 $2.38           Jan. 05, 2006
  Albert Amato                    75,000                 $0.11           Aug. 26, 2003
                                  10,000                 $2.38           Jan. 05, 2006
J. (Ian) Giffen                   30,000                 $0.11           Aug. 26, 2003
                                  15,000                 $3.08           Oct. 18, 2004
                                  10,000                 $2.38           Jan. 05, 2006
 Donald Woodley                   30,000                 $4.51           Nov. 26, 2004
                                  10,000                 $2.38           Jan. 05, 2006
  Al Delorenzi                    10,000                 $3.50           Jan. 22, 2006



EMPLOYMENT AGREEMENTS

The following is a brief description of the employment agreements entered into between the Company or its subsidiaries and each of the Named Executive Officers.

We have entered into an agreement with Mr. Foresi pursuant to which he was hired as our President and Chief Executive Officer effective January 4, 1999. Pursuant to this agreement, Mr. Foresi receives a salary of C$150,000 (approximately $98,000) per annum, exclusive of bonuses, benefits and other compensation. Mr. Foresi was also granted options to purchase 750,000 Common Shares at a price of $0.11 per share, which options expire on January 4, 2004, and a warrant to purchase an additional 394,737 Common Shares at a price of $0.44 per share, which warrant expires when Mr. Foresi ceases to be employed by us or January 5, 2002, whichever is earlier. On January 11, 2000, Mr. Foresi exercised options to purchase 250,000 Common Shares at a price of $0.11 per share. Mr. Foresi also receives a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties. If Mr. Foresi is dismissed without cause he will be entitled to receive either six months' notice or payment of six months' severance. Options that have not vested and warrants that have not been exercised prior to notice of termination (other than for cause) or during the six-month notice or severance period thereafter will be null and void. The agreement further provides that in the event of a change of control of Delano resulting in the termination of Mr. Foresi's employment without cause, all of Mr. Foresi's options will vest within three months of the change of control.

We have also entered into an agreement with Mr. Koohestani pursuant to which he was hired as our Executive Vice President, Products and Chief Technology Officer effective January 4, 1999. Pursuant to this agreement, Mr. Koohestani receives a salary of C$150,000 (approximately $98,000) per annum, exclusive of bonuses, benefits and other compensation. Mr. Koohestani also receives a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties.

The Company has also entered into separate Employee Confidentiality and Non-Solicitation Agreements with each of the Named Executive Officers. Under these agreements, each of them has agreed to keep in confidence all proprietary information of the Company obtained during his employment with the Company for a period of three years following the termination of his employment with the Company.

STOCK OPTION PLAN

We established our Stock Option Plan to provide incentives to our directors, officers, employees and consultants through participation in our growth and success. Options to purchase common shares may be granted from time to time by our board of directors at an exercise price determined by them. The maximum number of common shares that currently may be issued under the plan is 9,335,382 common shares. Options granted under the plan must be exercised no later than five years after the date of the grant, except where our board of directors specifically states otherwise, in which case the expiry date can be no later than 10 years after the date of grant. The option price per common share shall be determined by the board of directors at the time an option is granted. The board of directors may accelerate the vesting of any or all outstanding options of any or all optionees upon the occurrence of a change of control.

As at March 31, 2001, options to purchase a total of 8,108,036 common shares are outstanding under the plan, as follows:



                                               COMMON        EXERCISE
                                            SHARES UNDER      PRICE
          HOLDERS OF OPTIONS                   OPTIONS         ($)                  EXPIRY DATE
          ------------------                ------------  -------------    -------------------------------------

Executive Officers (six in total)              185,000             0.11    September 1, 2003
                                               500,000             0.11    January 4, 2004
                                                45,000             0.11    January 20, 2004
                                               265,000             1.45    September 10, 2006 to March 6, 2010
                                               430,000             2.38    January 5, 2006
                                               157,500             3.08    October 18, 2004
                                                60,000             5.23    December 1, 2004
                                               105,000             6.67    January 13, 2005
                                                15,000             9.56    August 7, 2005
                                               150,000            12.25    October 13, 2005

Directors who are not Executive
Officers (five in total)                       105,000             0.11    August 26, 2003
                                                40,000             2.38    January 5, 2006
                                                15,000             3.08    October 18, 2004
                                                10,000             3.50    January 22, 2006
                                                30,000             4.51    November 26, 2004

Employees                                      894,863     0.11 to 1.38    May 1, 2003 to August 1, 2010
                                               805,224             1.45    March 31, 2004 to July 11, 2010
                                             1,279,050     1.69 to 2.38    December 1, 2005 to March 21, 2006
                                             2,965,399    2.39 to 17.00    August 25, 2004 to February 23,2006

Others (four in total)                          51,000     0.11 to 0.44    August 26, 2003 to June 14, 2004


As at March 31, 2001, 949,842 common shares had been issued pursuant to the exercise of options granted under the plan.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's Common Shares as of May 18, 2001 of (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Shares, (ii) each director of the Company, (iii) each Named Executive Officer (as defined under "Executive Compensation and Other Transactions", below) of the Company and (iv) all directors and officers as a group. Beneficial ownership also includes any shares as to which a person or entity has the right to acquire beneficial ownership of within 60 days after March 31, 2001 Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed below, based on the information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community of property laws where applicable. The address of our executive officers and directors is in care of Delano Technology Corporation, 302 Town Centre Blvd., Markham, Ontario L3R 0E8, Canada.



                                                                  NUMBER OF SHARES                 PERCENT OF TOTAL
          NAME OF BENEFICIAL OWNER                               BENEFICIALLY OWNED                BENEFICIALLY OWNED
          ------------------------                               ------------------                ------------------

Bahman Koohestani (1).......................                          3,500,000                           9.4%
Dennis Bennie (2)...........................                          1,024,107                           2.7%
John Foresi (3).............................                          1,684,603                           4.5%
Albert Amato (4)............................                            326,927                             *
J. (Ian) Giffen (5).........................                             69,687                             *
Donald Woodley (6)..........................                             13,375                             *
Al DeLorenzi                                                                  0                             *
All executive officers and directors
as a group (11  Persons) (7)................                          6,861,593                          18.4%



* Less than 1%

(1) Represents shares held of record by 1329347 Ontario Inc., in its capacity as general partner of GHI Limited Partnership. Mr. Koohestani is the sole shareholder of 1329347 Ontario Inc.. A total of 1,350,000 of theses shares are subject to escrow with the Company.

(2) Represents shares held by 3060357 Canada Inc. and XDL Ventures Corp., both of which companies are controlled by Mr. Bennie.

(3) Includes 789,474 shares held of record by Tofino Venture Capital Inc, of which Mr. Foresi is the voting trustee. The shares also include a warrant to purchase 394,737 shares at a price of $0.44 per share and options for 250,000 shares that are vested.

(4) Includes 276,927 shares owned and options for 50,000 shares that are vested.

(5) Includes 45,000 shares owned and options for 24,687 shares that are vested.

(6) Includes 4,000 shares owned and options for 9,375 shares that are vested.

(7) Includes 6,349,563 shares owned and options/warrants for 512,030 shares that are vested.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH PROTEGE

Dennis Bennie, our Chairman, is a trustee of the Bennie Children's' Trust, which owns 11.25% of Protege Software Limited, a company with which we had entered into a services agreement dated as of June 1, 1999. Pursuant to this agreement, Protege Software Limited provided administrative assistance and office space to facilitate the opening of our European offices in return for a management fee of (pound)125,000 (approximately $200,000) per year, as well as (pound)6,000 (approximately $9,600) per month in respect of its costs and a bonus of up to 15% of sales generated by our European offices. The Company terminated the agreement in October 2000.

ESCROW ARRANGEMENTS

Pursuant to subscription agreements dated July 17, 1998, an aggregate of 4,500,000 common shares purchased by Bahman Koohestani, Sean Maurik, John Mah and Robert Gayle were deposited with us in escrow.

The escrow arrangements were entered into with Bahman Koohestani, Sean Maurik, John Mah and Robert Gayle in order to provide restrictions on the free disposition by these individuals of the shares held by them and limiting the ability of these shareholders to immediately divest themselves of all equity participation in Delano, resulting in a reduced personal economic interest in our future economic success. Upon completion of this offering, the passage of time is the only restriction on the release of the escrowed shares. In the event of termination without cause of an individual's employment resulting from a change of control of Delano, all of the individual's common shares will be released from escrow.

In accordance with the terms of the subscription agreement between Delano and Mr. Koohestani, one-twelfth of the 4,050,000 common shares acquired by him were released from escrow on July 17, 1998 and an additional one-twelfth of the common shares are to be released on the last day of each successive calendar quarter. On June 24, 1999, all the securities of Delano owned by Mr. Koohestani were transferred to 1329347 Ontario Inc. in its capacity as the general partner of GHI Limited Partnership. As of March 31, 2001, all of the 4,050,000 common shares of Mr. Koohestani which were originally subject to escrow had been released from escrow

In accordance with the terms of the subscription agreements between Delano and each of Mr. Maurik, Mr. Mah and Mr. Gayle, 37,500 of their respective 150,000 common shares were released from escrow on June 30, 1999 and an additional 9,375 of their respective common shares are to be released on the last day of each successive calendar quarter. As of March 31, 2001, 103,125 common shares had been released to each of Mr. Maurik, Mr. Mah and Mr. Gayle and 46,875 of their respective common shares remained in escrow.

                                     PART IV

ITEM 14. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. EXHIBITS

                   The following exhibits are attached hereto:



EXHIBIT
NUMBER                            TITLE
------                            -----
 3.1*          Articles of Incorporation of the Registrant

 3.2*          By-laws of the Registrant

 3.3*          Articles of Amalgamation of the Registrant

 3.4*          Revised By-laws of the Registrant

 4.1+          Specimen Common Share certificate

10.1* Registration Rights Agreement, dated as of January 27, 1999, between the Registrant and certain shareholders of the Registrant

10.2*          Agency Agreement, dated as of June 24, 1999, between the
               Registrant and the Agents named therein

10.3*          Professional Services Agreement, dated June 1, 1999, between the
               Registrant and Protege Software Limited

10.4*          Form of Subscription Agreement, dated July 17, 1998 between the
               Registrant and each of Robert Gayle, Bahman Koohestani, John Mah and Sean Maurik

10.5*          Form of Subscription Agreement, dated July 17, 1998, between the
               Registrant and Bahman Koohestani

10.6*          Credit Facility, dated July 5, 1998 between the Registrant and
               Royal Bank of Canada

10.7*          Sub-lease Agreement, dated December 16, 1998 between the
               Registrant and MGI Software Corp.

10.8* Lease Agreement, dated November 17, 1999 between the Registrant and 302 Town Centre Limited.

10.9*          Stock Option Plan

10.10*         Employment Agreement, dated November 23, 1998, between John
               Foresi and the Registrant

10.11*         Employment Agreement, dated February 26, 1998, between Bahman
               Koohestani and the Registrant

10.12* Employment Agreement and Form of Confidentiality Agreement between the Registrant and its executive officers

10.13*         Employee Stock Purchase Plan

10.14*         Amalgamation Agreement, dated November 30, 1999, between the
               Registrant and XDL Delano Holdings Inc.

10.15*         Amendment No. 1 to the Amalgamation Agreement, dated February 7,
               2000, between the Registrant and XDL Delano Holdings Inc.

10.16*         Subscription Agreement, dated February 7, 2000, between the
               Registrant and Nortel Networks Corporation

10.17*         Amendment to Lease Agreement between Registrant and 302 Town
               Centre Limited

21.1*          Subsidiaries of Registrant

24.1*          Powers of Attorney

----------

* Incorporated by reference to the exhibits contained in the Company's Registration Statement on Form F-1 (File No. 333-94505).

+ Incorporated by reference from the Company's Registration Statement on Form 8-A dated January 27, 2000.

         The Company hereby files as part of the Annual Report on Form 10-K the exhibits listed in Item 14(a)(3) above. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, NW, Room 1024, Washington, D.C. and at the Commission's regional offices at 219 South Dearborn Street, Room 1204, Chicago, Illinois; 26 Federal Plaza, Room 1102, New York, New York and 5757 Wilshire Boulevard, Suite 1710, Los Angeles, California. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

B. FINANCIAL STATEMENT SCHEDULES

All schedules are omitted because they are not applicable or the required information is shown in our consolidated financial statements and related notes.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

DELANO TECHNOLOGY CORPORATION


By: /s/ JOHN FORESI
    ----------------------------
    John Foresi
    Chief Executive Officer


Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company and in the capacities indicated.


                  SIGNATURE                             TITLE
                  ---------                             -----


     /s/ JOHN FORESI                         Chief Executive Officer,
-------------------------------------------  Director
John Foresi                                  (Principal Executive Officer)

     /s/ THOMAS HEARNE                       Chief Financial Officer
-------------------------------------------  (Principal Financial Officer
Thomas Hearne                                And Principal Accounting Officer)

     /s/DENNIS BENNIE                        Chairman of the Board of Directors
-------------------------------------------
Dennis Bennie

     /s/ ALBERT AMATO                        Director
-------------------------------------------
Albert Amato

     /s/ IAN GIFFEN                          Director
-------------------------------------------
Ian Giffen

     /s/ BAHMAN KOOHESTANI                   Director
-------------------------------------------
Bahman Koohestani

     /s/ DONALD WOODLEY                      Director
-------------------------------------------
Donald Woodley

     /s/ AL DELORENZI                        Director
-------------------------------------------
Al DeLorenzi

                                     ANNEX K

        DELANO AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE FISCAL YEARS
               ENDED MARCH 31, 2001, 2000 AND 1999 (CANADIAN GAAP)

DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------



DELANO TECHNOLOGY CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----
Independent Auditors' Report ..........................................  10
Consolidated Balance Sheets ...........................................  11
Consolidated Statements of Operations .................................  12
Consolidated Statements of Shareholders' Equity (Deficiency) ..........  13
Consolidated Statements of Cash Flows .................................  14
Notes to Consolidated Financial Statements ............................  15



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                                                                               9

DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------




INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Delano Technology Corporation.

      We have audited the consolidated balance sheets of Delano Technology Corporation as at March 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended March 31, 2001 and 2000 and for the period from May 7, 1998 (date of inception) to March 31, 1999.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delano Technology Corporation as of March 31, 2001 and March 31, 2000, and the results of its operations and its cash flows for the years ended March 31, 2001 and March 31, 2000 and for the period from May 7, 1998 (date of inception) to March 31, 1999 in accordance with Canadian generally accepted accounting principles.

      On April 30, 2001, we reported separately to the shareholders of Delano Technology Corporation on the consolidated financial statements for the same period, prepared in accordance with generally accepted accounting principles in the United States.

Chartered Accountants

/s/ KPMG LLP
Toronto, Canada
April 30, 2001



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                                                                              10

DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------


                         DELANO TECHNOLOGY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)



                                                                                            MARCH 31,        MARCH 31,
                                                                                              2001             2000
                                                                                          ------------      ------------
ASSETS
Current assets:
  Cash and cash equivalents .........................................................     $     34,209      $     82,370
  Short-term investments ............................................................            1,155            29,154
  Accounts receivable trade, net of allowance for doubtful accounts of $1,859 at
    March 31, 2001, and $200 at March 31, 2000 ......................................            8,099             3,910
  Prepaid expenses and other ........................................................            3,674             2,100
                                                                                          ------------      ------------
    Total current assets ............................................................           47,137           117,534
Property and equipment ..............................................................           11,300             2,373
Investments, at cost ................................................................              120                --

Other assets ........................................................................              865                --
                                                                                          ------------      ------------
Total assets ........................................................................     $     59,422      $    119,907
                                                                                          ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities ..........................................     $     12,492      $      5,954
  Deferred revenue ..................................................................            1,975               961
  Current portion of obligations under capital leases ...............................              182               209
                                                                                          ------------      ------------
    Total current liabilities .......................................................           14,649             7,124
Long-term liabilities:
  Obligations under capital leases ..................................................               49               222
                                                                                          ------------      ------------
Total liabilities ...................................................................           14,698             7,346
Shareholders' equity:
  Capital stock:
    Preference shares:
      Authorized: Unlimited
      Issued and outstanding: Nil at March 31, 2000 and 2001
  Common shares:
      Authorized: Unlimited
      Issued and outstanding: 37,240,858 shares at March 31, 2001 and 29,929,833
      shares at March 31, 2000 ......................................................          230,717           133,076
Warrant .............................................................................              496               126
Deferred stock-based compensation ...................................................           (8,464)           (8,851)
Cumulative translation adjustment ...................................................             (211)             (211)
Deficit .............................................................................         (177,814)          (11,579)
                                                                                          ------------      ------------
    Total shareholders' equity ......................................................           44,724           112,561
                                                                                          ------------      ------------

Total liabilities and shareholders' equity ..........................................     $     59,422      $    119,907
                                                                                          ============      ============

          See accompanying notes to consolidated financial statements.













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                                                                              11


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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------



                         DELANO TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
    (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                                                                            PERIOD FROM
                                                                   YEAR ENDED          YEAR ENDED            MAY 7, 1998
                                                                    MARCH 31,            MARCH 31,         (INCEPTION) TO
                                                                      2001                 2000             MARCH 31, 1999
                                                                 ---------------      ---------------      ---------------
Revenues:
  Licenses .................................................     $        25,636      $         8,799                   --
  Services .................................................               4,739                  690                   --
                                                                 ---------------      ---------------      ---------------
    Total revenues .........................................              30,375                9,489                   --
                                                                 ---------------      ---------------      ---------------
Cost of revenues:
  Licenses .................................................                 332                   59                   --
  Services .................................................               5,038                1,239                   --
                                                                 ---------------      ---------------      ---------------
    Total cost of revenues .................................               5,370                1,298                   --
                                                                 ---------------      ---------------      ---------------
Gross profit ...............................................              25,005                8,191                   --
                                                                 ---------------      ---------------      ---------------
Operating expenses:
  Sales and marketing ......................................              49,275               11,732      $           554
  Research and development .................................              17,385                3,649                  797
  General and administrative ...............................               4,671                1,515                  180
  Amortization of deferred stock-based compensation ........               3,416                1,671                  171
  Amortization of goodwill and identifiable intangibles ....              11,095                   --                   --
  Impairment of goodwill and identifiable intangibles ......             102,556                   --                   --
  Restructuring charges ....................................               6,263                   --                   --
                                                                 ---------------      ---------------      ---------------
    Total operating expenses ...............................             194,661               18,567                1,702
                                                                 ---------------      ---------------      ---------------
Loss from operations .......................................            (169,656)             (10,376)              (1,702)
  Interest income (expense), net ...........................               4,393                  636                 (137)
  Equity in loss of associated company .....................                (278)                  --                   --
  Asset impairment .........................................                (694)                  --                   --
                                                                 ---------------      ---------------      ---------------
Loss before provision for income taxes .....................            (166,235)              (9,740)              (1,839)
  Provision for income taxes ...............................                  --                   --                   --
                                                                 ---------------      ---------------      ---------------
Loss for the period ........................................     $      (166,235)     $        (9,740)     $        (1,839)
                                                                 ===============      ===============      ===============

Basic and diluted loss per common share ....................     $         (4.99)     $         (1.53)     $         (2.47)
                                                                 ===============      ===============      ===============
Shares used in computing basic and diluted loss per
  common share (in thousands) ..............................              33,283                6,381                  746
                                                                 ===============      ===============      ===============




See accompanying notes to consolidated financial statements.








--------------------------------------------------------------------------------
                                                                              12

DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------


                          DELANO TECHNOLOGY CORPORATION

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                  (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)



                                                                                  EQUITY
                                                COMMON SHARES                    COMPONENT OF
                                         ----------------------------------      CONVERTIBLE
                                             NUMBER             AMOUNT           INSTRUMENTS           WARRANT
                                         --------------      --------------     --------------      --------------

Balances, May 7, 1998 ..............                 --                  --                 --                  --
Issuance of common shares ..........          6,000,000      $            3                 --                  --
Deferred stock-based
  compensation .....................                 --                 431                 --      $          126
Amortization of deferred
  stock-based compensation .........                 --                  --                 --                  --
Issuance of convertible
  instruments ......................                 --                  --     $          758                  --
Currency translation
adjustment .........................                 --                  --                 --                  --
Loss for the period ................                 --                  --                 --                  --
                                         --------------      --------------     --------------      --------------
Balances, March 31, 1999 ...........          6,000,000                 434                758                 126
Issuance of common shares ..........          6,250,000             103,855                 --                  --
Issuance of common shares on
  conversion of Class A special
  shares ...........................          6,000,000               1,214               (241)                 --
Issuance of common shares on
  conversion of Class B special
  shares ...........................          5,684,198               2,766               (517)                 --
Issuance of common shares on
  conversion of special
  warrants .........................          6,490,385              14,643                 --                  --
Deferred stock-based
  compensation .....................                 --              10,136                 --                  --
Repurchase of common shares ........           (750,000)                 --                 --                  --
Amortization of deferred
  stock-based compensation .........                 --                  --                 --                  --
Exercise of stock options ..........            255,250                  28                 --                  --
Currency translation
  adjustment .......................                 --                  --                 --                  --
Loss for the period ................                 --                  --                 --                  --
                                         --------------      --------------     --------------      --------------
Balances, March 31, 2000 ...........         29,929,833             133,076                 --                 126
Issuance of common shares ..........            110,189                 261                 --                  --
Issuance of common shares on
  Employee Share Purchase
  Program ..........................            461,823               2,128                 --                  --
Issuance of common shares
  and warrants on Continuity
  Solutions Inc. acquisition .......          1,412,959              16,439                 --                 380
Issuance of common shares on
  Digital Archaeology
  Corporation acquisition ..........          4,630,462              75,616                 --                  --
Deferred stock-based
  compensation .....................                 --               2,768                 --                  --
Amortization of deferred
  stock-based compensation .........                 --                  --                 --                  --
Exercise of stock options ..........            694,592                 412                 --                  --
Exercise of warrants ...............              1,000                  17                 --                 (10)
Loss for the period ................                 --                  --                 --                  --
                                         --------------      --------------     --------------      --------------
Balances, March 31, 2001 ...........         37,240,858      $      230,717     $           --      $          496
                                         ==============      ==============     ==============      ==============



                                                                                                        TOTAL
                                            DEFERRED            CUMULATIVE                           SHAREHOLDERS'
                                           STOCK-BASED         TRANSLATION                              EQUITY
                                          COMPENSATION         ADJUSTMENT          DEFICIT           (DEFICIENCY)
                                         --------------      --------------     --------------      --------------
Balances, May 7, 1998 ..............                 --                  --                  --                  --
Issuance of common shares ..........                 --                  --                  --      $            3
Deferred stock-based
  compensation .....................     $         (557)                 --                  --                  --
Amortization of deferred
  stock-based compensation .........                171                  --                  --                 171
Issuance of convertible
  instruments ......................                 --                  --                  --                 758
Currency translation
adjustment .........................                 --      $           (6)                 --                  (6)
Loss for the period ................                 --                  --              (1,839)             (1,839)
                                         --------------      --------------      --------------      --------------
Balances, March 31, 1999 ...........               (386)                 (6)             (1,839)               (913)
Issuance of common shares ..........                 --                  --                  --             103,855
Issuance of common shares on
  conversion of Class A special
  shares ...........................                 --                  --                  --                 973
Issuance of common shares on
  conversion of Class B special
  shares ...........................                 --                  --                  --               2,249
Issuance of common shares on
  conversion of special
  warrants .........................                 --                  --                  --              14,643
Deferred stock-based
  compensation .....................            (10,136)                 --                  --                  --
Repurchase of common shares ........                 --                  --                  --                  --
Amortization of deferred
  stock-based compensation .........              1,671                  --                  --               1,671
Exercise of stock options ..........                 --                  --                  --                  28
Currency translation
  adjustment .......................                 --                (205)                 --                (205)
Loss for the period ................                 --                  --              (9,740)             (9,740)
                                         --------------      --------------      --------------      --------------
Balances, March 31, 2000 ...........             (8,851)               (211)            (11,579)            112,561
Issuance of common shares ..........               (261)                 --                  --                  --
Issuance of common shares on
  Employee Share Purchase
  Program ..........................                 --                  --                  --               2,128
Issuance of common shares
  and warrants on Continuity
  Solutions Inc. acquisition .......                 --                  --                  --              16,819
Issuance of common shares on
  Digital Archaeology
  Corporation acquisition ..........                 --                  --                  --              75,616
Deferred stock-based
  compensation .....................             (2,768)                 --                  --                  --
Amortization of deferred
  stock-based compensation .........              3,416                  --                  --               3,416
Exercise of stock options ..........                 --                  --                  --                 412
Exercise of warrants ...............                 --                  --                  --                   7
Loss for the period ................                 --                  --            (166,235)           (166,235)
                                         --------------      --------------      --------------      --------------
Balances, March 31, 2001 ...........     $       (8,464)     $         (211)     $     (177,814)     $       44,724
                                         ==============      ==============      ==============      ==============



          See accompanying notes to consolidated financial statements.









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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------







                         DELANO TECHNOLOGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)


                                                                                                                     PERIOD FROM
                                                                                   YEAR ENDED      YEAR ENDED        MAY 7, 1998
                                                                                   MARCH 31,        MARCH 31,       (INCEPTION) TO
                                                                                     2001              2000         MARCH 31, 1999
                                                                                 ------------      ------------     --------------

Cash provided by (used in):
Operating activities:
  Net loss ..................................................................... $   (166,235)     $     (9,740)     $     (1,839)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization ..............................................       14,060               299                33
    Equity in loss of associated company .......................................          278                --                --
    Amortization of deferred stock-based compensation ..........................        3,416             1,671               171
    Accretion of interest on redeemable convertible
      special shares and special warrants ......................................           --               479               150
    Impairment of goodwill and identifiable intangibles ........................      102,556                --                --
    Restructuring charges and asset impairment .................................        3,602                --                --
  Changes in non-cash operating working capital, net of effects from purchase of Continuity and Digital Archaeology:
    Accounts receivable trade ..................................................       (4,042)           (3,852)             (200)
    Prepaid expenses and other .................................................       (1,944)           (1,797)              (65)
    Accounts payable and accrued liabilities ...................................        1,717             5,335               516
    Deferred revenue ...........................................................          874               844                99
                                                                                 ------------      ------------      ------------
  Net cash used in operating activities ........................................      (45,718)           (6,761)           (1,135)
Financing activities:
  Issuance of redeemable convertible special shares ............................           --                --             3,375
  Issuance of common shares and warrants .......................................        2,547           103,398                 2
  Issuance of equity component of convertible instruments ......................           --            12,225                --
  Issuance of special warrants .................................................           --             2,212                --
  Payments on notes payable ....................................................       (1,995)               --                --
  Proceeds from bank loan ......................................................           --               156                --
  Repayment of bank loan .......................................................           --              (156)               --
  Repayment of obligations under capital leases ................................         (298)             (126)               (2)
                                                                                 ------------      ------------      ------------
  Net cash provided by financing activities ....................................          254           117,709             3,375
Investing activities:
  Sale (purchase) of short-term investments ....................................       27,999           (29,154)               --
  Additions to property and equipment ..........................................      (12,247)           (1,859)             (251)
  Purchase of long-term investments ............................................         (398)               --                --
  Cash used in acquisition, net of cash acquired of $2,295 .....................      (18,233)               --                --
                                                                                 ------------      ------------      ------------
  Net cash used in investing activities ........................................       (2,879)          (31,013)             (251)
Effect of currency translation of cash balances ................................          182               446                --
                                                                                 ------------      ------------      ------------
Increase (decrease) in cash and cash equivalents ...............................      (48,161)           80,381             1,989
Cash and cash equivalents, beginning of period .................................       82,370             1,989                --
                                                                                 ------------      ------------      ------------
Cash and cash equivalents, end of period ....................................... $     34,209      $     82,370      $      1,989
                                                                                 ============      ============      ============

          See accompanying notes to consolidated financial statements.






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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------




                          DELANO TECHNOLOGY CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         ORGANIZATION OF THE COMPANY

           Delano Technology Corporation (the "Company") was incorporated on May 7, 1998 and commenced commercial operations during the quarter ended June 30, 1999. The Company develops and markets Customer Relationship Management ("CRM") software that incorporates advanced analytics with interactive capabilities on a flexible and scalable technology platform.

2.         SIGNIFICANT ACCOUNTING POLICIES

           These financial statements are stated in U.S. dollars, except where otherwise noted. They have been prepared in accordance with accounting principles generally accepted in Canada.

           These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and a 50% joint venture. An investment in a 19.9% owned affiliate is accounted for by the equity method of accounting, whereby the investment is carried at cost of acquisition, plus the Company's equity in undistributed earnings or losses since acquisition.

           All material intercompany transactions and balances have been eliminated.

a.         Use of Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

b.         Cash and Cash Equivalents

           All highly liquid investments, with an original maturity of three months or less at the date of acquisition, are classified as cash equivalents.

c.         Short-term investments

           The Company's short-term investments include highly liquid instruments with an original maturity of 90 days or more and are carried at cost, which approximates their fair value.

d.         Property and Equipment

           Property and equipment are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred. Depreciation and amortization are computed using the straight-line method as follows:


           Furniture and office equipment           33%
           Computer hardware                        33%
           Computer software                        50%

           The Company regularly reviews the carrying values of its property and equipment by comparing the carrying amount of the asset to the expected future cash flows to be generated by the asset. If the carrying value exceeds the amount recoverable, a write down is charged to the consolidated statement of operations.

e.         Revenue Recognition

           The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' ("AICPA") Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition" ("SOP No. 97-2") and



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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------


related provisions as amended by SOP 98-9. The Company's revenues are derived from product elements, comprised primarily of license fees and service elements, which include post-contract customer support ("PCS"), installation, training, consulting and other services. Fees for services are generally billed separately from licenses of the Company's products. In cases where the Company sells a multi-element arrangement, the fees are allocated to the elements based on Company-specific objective evidence of each element's fair value.

     Revenue from product elements, consisting primarily of license fees, is recognized pursuant to a contract or purchase order, when each element is delivered to the customer and collection of the related receivable is deemed probable by management. Reserves for product returns and sales allowances are estimated and provided for at the time of sale. Such reserves are based upon management's evaluation of historical experience and current industry trends.

     Revenue from service elements includes PCS which is recognized ratably over the term of the agreement, which is typically twelve months. Revenues from installation, training, consulting and other services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified.

     Product and service elements that have been prepaid but do not yet qualify for recognition as revenue under the Company's revenue recognition policy are reflected as deferred revenue on the Company's balance sheet.

f.   Currency Translation

     Effective April 1, 2000, the U.S. dollar became the functional currency of the Company and of its subsidiaries as all of their revenues and a portion of their expenditures are denominated in U.S. dollars. This change resulted from the increased significance of U.S. dollar denominated revenue and expenditures in relation to Canadian dollar denominated transactions. In addition, the Company's financing is entirely denominated in U.S. dollars. Exchange gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in the results of operations for the period.

     Prior to April 1, 2000, the functional currency of the Company and of its subsidiaries was the Canadian dollar. Accordingly, monetary assets and liabilities of the Company and of its subsidiaries that were denominated in foreign currencies were translated into Canadian dollars at the exchange rate prevailing at the balance sheet date. Transactions included in operations were translated at the average rate for the period. Exchange gains and losses resulting from the translation of these amounts were reflected in the consolidated statement of operations in the period in which they occurred. As the Company's reporting currency was the U.S. dollar, the Company translated consolidated assets and liabilities denominated in Canadian dollars into U.S. dollars at the exchange rate prevailing at the balance sheet date, and the consolidated results of operations at the average rate for the period. Cumulative net translation adjustments were included as a separate component of shareholders' equity.

g.   Research and Development Expenses

     Research expenses are expensed as incurred. Expenses related to development projects are deferred and capitalized only when they meet the criteria set out under Canadian generally accepted accounting principles. To date, no development costs have been capitalized.

h.   Investment Tax Credits

The Company is entitled to Canadian federal and provincial investment tax credits that are earned as a percentage of eligible current and capital research and development expenditures incurred in each taxation year. Certain investment tax credits are fully refundable to the Company prior to going public in February 2000. All other investment tax credits are available to be applied against future income tax liabilities, subject to a 10-year carry forward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that the Company has reasonable assurance that the tax credits will be realized.

i.   Income Taxes

     The Company follows the asset and liability method for income taxes, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or


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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------


substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j.   Stock-based Compensation Plan

     The Company has a stock-based compensation plan, which is described in Note
11. The Company records deferred stock-based compensation at the grant date of the stock option in an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Deferred stock-based compensation for options that are contingently issuable based upon the achievement of performance criteria is recorded based upon the current fair market value of the shares at the end of each period. Deferred stock based compensation resulting from employee option grants is amortized over the vesting period of the individual options, generally three to four years.

k.   Loss Per Common Share

     Loss per common share has been calculated on the basis of earnings applicable to common shares divided by the weighted average number of common shares outstanding during each period. The calculation of weighted average number of shares outstanding during each period excludes common shares held in escrow. Diluted loss per common share has been calculated assuming that the common shares held in escrow pursuant to escrow arrangements with certain employee/shareholders prior to the date of the completion of the Company's IPO, redeemable convertible special shares, special warrants, warrant and stock options outstanding at the end of the period had been issued, converted or exercised at the later of the beginning of the period or their date of issuance, where such conversion or exercise would not be anti-dilutive.

l.   Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable trade. Cash equivalents and short-term investments consist of deposits with, or guaranteed by, major commercial banks. With respect to accounts receivable trade, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

m.   Fair Values of Financial Assets and Financial Liabilities

     The carrying values of cash and cash equivalents, short-term investments, accounts receivable trade, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying values of obligations under capital leases and loans receivable approximate their fair values. The following methods and assumptions were used to estimate the fair value of the following financial instruments:

     (i) Obligations under capital leases -- at the present value of the contractual future payments of principal and interest, discounted at the current market rates of interest available to the Company for the same or similar debt instrument.


     (ii) Loans receivable -- discounted cash flows at the current market rates of interest available to the Company for the same or similar asset.

n.   Goodwill and identifiable intangibles

     Goodwill arising from acquisitions (Note 4) is recorded as the excess of the purchase price over the fair value of assets acquired and amortized over its estimated useful life of five years. Purchased identifiable intangible assets are recorded at the appraised value of technology, workforce and customer lists acquired and amortized using a straight-line method over estimated useful lives of three years. Accumulated amortization of goodwill and identifiable intangibles was $11.1 million at March 31, 2001. If events or changes in circumstances indicate that these long-lived assets will not be recoverable, as determined based on the undiscounted cash flows of the acquired businesses over the remaining amortization period, the carrying value is reduced to net realizable value. For the year ended March 31, 2001, approximately $103.0 million of goodwill and identifiable intangibles was written off. See also Note 13, Special Charges.


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                                                                              17

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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------


o. Other assets

      Other assets include patent & trademark costs, shareholder loans and other long-term loans receivable.

3. CHANGE IN ACCOUNTING POLICY

      Effective April 1, 1999, the Company changed its method of accounting for its stock-based compensation plan. The Company now records deferred stock-based compensation at the option grant date at an amount equal to the difference between the fair market value of a common share and the exercise price of the option. Deferred stock-based compensation for options which are contingently issuable based upon the achievement of certain performance criteria is now also recorded based upon the current fair market value of the shares at the end of each period. Deferred stock-based compensation resulting from employee option grants is amortized over the vesting period of the individual options, generally three or four years. The change has been applied retroactively and has increased amounts previously reported for capital stock as at March 31, 1999 by $431 and deficit as at March 31, 1999 and the loss for the period ended March 31, 1999 by $171.

4. ACQUISITIONS

      On October 16, 2000, the Company acquired Digital Archaeology Corporation, a Kansas corporation ("DA"), pursuant to an Agreement and Plan of Merger, dated as of October 13, 2000. At the effective time of the acquisition, the Company issued approximately 4.6 million of the Company's common shares and paid approximately $17.4 million in cash, in exchange for all of the outstanding shares of capital stock of DA, and each outstanding option or right to purchase DA common stock was assumed by the Company and became a right to purchase 0.53 of the Company's common shares.

      In connection with the acquisition, 694,569 of the Company's common shares issued to the former DA shareholders are being held in escrow until October 2001 to cover any reimbursable claims under the Merger Agreement and related agreements.

      The Company has accounted for the acquisition using the purchase method of accounting. As a result, Delano recorded on its balance sheet the fair market value of DA's assets and liabilities, acquisition-related costs of $1.6 million and goodwill and identifiable intangibles of approximately $94.2 million. Goodwill and intangible assets acquired in connection with the acquisition will be amortized over three years for identifiable intangibles and five years for goodwill, resulting in an approximate $19.5 million charge per year. The allocation of the purchase price to assets acquired and liabilities assumed is presented in the table that follows (in thousands).

      On September 26, 2000, the Company finalized the acquisition of Continuity Solutions, Inc. ("Continuity"). In connection with the acquisition, each share of Continuity common stock outstanding immediately prior to the consummation of the acquisition was converted into 0.10 shares of Delano common stock (the "Exchange Ratio") and Delano assumed Continuity's outstanding stock options and warrants based on the Exchange Ratio, issuing approximately 1.4 million shares of Delano common stock and assuming options and warrants to acquire approximately 150,000 of Delano common stock.

      In connection with the acquisition, 282,592 of the Company's common shares issued to the former Continuity shareholders are being held in escrow to cover any reimbursable claims under the Merger Agreement and related agreements.

      The Company has accounted for the acquisition using the purchase method of accounting. As a result, Delano recorded on its balance sheet the fair market value of Continuity's assets and liabilities, acquisition-related costs of $1.5 million and goodwill and identifiable intangibles of approximately $19.4 million. Goodwill and intangible assets acquired in connection with the acquisition will be amortized over three years for identifiable intangibles and five years for goodwill, resulting in an approximate $6.3 million charge per year. The allocation of the purchase price to assets acquired and liabilities assumed is presented in the table that follows (in thousands).



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                                                                              18
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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------

                                               DIGITAL
                                              ARCHAEOLOGY    CONTINUITY
                                             ------------   ------------

Net tangible assets acquired .............   $        349   $        135
Identifiable intangibles acquired:
Existing technology ......................          2,920          2,580
In-place workforce .......................          1,933            280
Goodwill .................................         89,371         16,567
Liabilities assumed ......................             --           (450)
Notes payable paid .......................             --           (745)
                                             ------------   ------------
     Net assets acquired .................   $     94,573   $     18,367
                                             ============   ============

      The purchase price for the DA acquisition was approximately $94.6 million, measured as the average fair market value of Delano's outstanding common stock from October 9 to 23, 2000, five trading days before and after the Merger Agreement was completed plus the Black-Scholes calculated value of the vested options of DA assumed by Delano in the acquisition, and other costs directly related to the acquisition presented in the table that follows (in thousands). The purchase price for the Continuity acquisition was approximately $18.4 million, measured as the average fair market value of Delano's outstanding common stock from August 30 to September 14, 2000, five trading days before and after the Merger Agreement was completed plus the Black-Scholes calculated value of the vested options and warrants of Continuity assumed by Delano in the acquisition, and other costs directly related to the acquisition presented in the table that follows (in thousands):

                                                      DIGITAL
                                                    ARCHAEOLOGY    CONTINUITY
                                                   ------------   ------------

Fair market value of Delano's common stock .....   $     62,276   $     15,395
Fair market value of options assumed ...........         13,340            679
Cash paid ......................................         17,364             --
Debt assumed ...................................             --            745
Acquisition-related costs ......................          1,593          1,548
                                                   ------------   ------------
Total ..........................................   $     94,573   $     18,367
                                                   ============   ============

5. JOINT VENTURES AND INVESTMENT IN AFFILIATE

      In June 2000, the Company formed Delano Minerva Holdings Inc. ("Minerva"), and has a controlling position with a 50% ownership and a majority of the seats of the Board of Directors. During fiscal 2001, the Company's proportionate share of Minerva's losses exceeded its investment and therefore the Company consolidated Minerva's results of operations, which were included within the Company's fiscal 2001 revenue, cost of revenue and expense categories.

      In December 2000, the Company invested in eGlobal joint venture as a minority interest party by acquiring 19.9% of the common shares. The investment in this joint venture has been made in the form of a $398,000 capital contribution, as well as a long-term non-interest bearing loan receivable of $602,000. This investment is accounted for using the equity method of accounting and during fiscal 2001, the Company recognized $278,000 of losses, which represent the Company's proportionate share of eGlobal's losses, net of the intercompany elimination.

6. PROPERTY AND EQUIPMENT

      Property and equipment consists of the following (in thousands):

                                                        MARCH 31,      MARCH 31,
                                                          2001           2000
                                                      ------------   ------------

Furniture and office equipment ....................   $      4,201   $        407
Computer hardware .................................          5,369          1,426
Computer software .................................          3,050            321
Leasehold improvements ............................          1,839             --
Assets under capital leases .......................            439            557
                                                      ------------   ------------
                                                            14,898          2,711
Less accumulated depreciation and amortization ....          3,598            338
                                                      ------------   ------------
                                                      $     11,300   $      2,373
                                                      ============   ============


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                                                                              19
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DELANO TECHNOLOGY CORPORATION - Annual Report                     Canadian GAAP
--------------------------------------------------------------------------------

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

      Accounts payable and accrued liabilities are as follows (in thousands):

                                                        MARCH 31,      MARCH 31,
                                                          2001           2000
                                                       ------------   ------------
Accounts payable ..................................   $      4,164   $      2,408
Accrued compensation ..............................          3,080          1,474
Accrued financing .................................             --            466
Accrued restructuring .............................          3,532             --
Other accrued liabilities .........................          1,716          1,606
                                                      ------------   ------------
                                                      $     12,492   $      5,954
                                                      ============   ============

8. BANK LOAN

      The Company has a lease line of credit available to a maximum of $679,000 (Cdn$1,000,000). Refer to note 9 for details as to the amounts utilized under this line of credit as at March 31, 2001. The Company has three Letters of Guarantee outstanding at March 31, 2001 for approximately $1.2 million on various facilities with maturity dates ranging between February 2002 and June 2005.

9. OBLIGATIONS UNDER CAPITAL LEASES

The following is an analysis by year of the future minimum lease payments for capital leases (in thousands):

                                                                MARCH 31,      MARCH 31,
                                                                  2001           2000
                                                              ------------   ------------
March 31, 2002 ............................................   $         --   $        209
March 31, 2002 ............................................            205            205
March 31, 2003 ............................................             59             59
                                                              ------------   ------------
                                                                       264            473
Less amount representing interest (at rates ranging from
7.7% to 8.5%) .............................................             33             42
                                                              ------------   ------------
Balance of obligation .....................................            231            431
Less current portion ......................................            182            209
                                                              ------------   ------------
                                                              $         49   $        222
                                                              ============   ============

10. REDEEMABLE CONVERTIBLE SPECIAL SHARES AND SPECIAL WARRANTS

Redeemable Convertible Special Shares

         The Company is authorized to issue an unlimited number of Class A, Class B and Class C special shares. In July 1998, the Company issued 4,000,000 Class A special shares for proceeds of $992,129. During January 1999, the Company issued 3,789,476 Class B special shares for proceeds of $2,382,528. To date, no Class C special shares have been issued.

         The Class A and Class B special shares automatically converted to common shares on a 3 for 2 basis when the Company completed its initial public offering ("IPO").

Special Warrants

         On June 24, 1999, the Company closed a private placement of 4,326,924 special warrants at a price of $3.55 per special warrant for proceeds of $14,486,978, net of issue costs of $873,602.

         The special warrants were converted into common shares at a ratio of 3 common shares for each 2 special warrants.

11. SHAREHOLDERS' EQUITY

Stock Option Plan

         The Company's stock option plan (the "Plan") was established for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common shares which may be set aside for issuance under the Plan is 9,335,382 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued subsequent to March 4, 1999 under the Plan vest over a four-year period. Options


--------------------------------------------------------------------------------
                                                                              20
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DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

issued prior to March 5, 1999 vest annually over a three-year period.

Details of stock option transactions are as follows:


                                                                                      WEIGHTED
                                                OPTIONS AVAILABLE                     AVERAGE
                                                      FOR              NUMBER      EXERCISE PRICE
                                                     GRANT           OF OPTIONS      PER SHARE
                                                -----------------    ----------    --------------
Balances, March 31, 1999 .....................     1,221,000          1,779,000      $     0.13
   Additional options authorized .............     2,500,000
   Options granted ...........................    (2,692,725)         2,692,725      $     3.85
   Options exercised .........................                         (255,250)     $     0.11
   Options cancelled .........................       202,875           (202,875)     $     1.08
                                                  ----------         ----------
Balances, March 31, 2000 .....................     1,231,150          4,013,600      $     2.51
   Additional options authorized .............     3,835,382
   Options granted ...........................    (6,466,956)         6,466,956      $     7.24
   Options exercised .........................      (694,592)                        $     0.59
   Options cancelled .........................     1,677,928         (1,677,928)     $     7.28
                                                  ----------         ----------
Balances, March 31, 2001 .....................       277,504          8,108,036      $     4.90
                                                  ==========         ==========
Options exercisable at March 31, 2001 ........                        2,123,690      $     1.86
                                                                     ==========

       The stock options expire at various dates between May 2003 and September 2010.


                                                                                                        PERIOD FROM
                                                                             YEAR ENDED    YEAR ENDED    MAY 7, 1998
                                                                              MARCH 31,     MARCH 31,  (INCEPTION) TO
                                                                                2001          2000     MARCH 31, 1999
                                                                             ----------    ----------  --------------
      Weighted average fair value of options granted during
      the period with exercise prices equal to fair value at
      date of grant ...................................................        $11.96            --        $ 0.02
      Weighted average fair value of options granted during
      the period with exercise prices less than fair value at
      date of grant ...................................................        $ 6.54        $ 5.83        $ 0.29
      Weighted average fair value of options granted during
      the period with exercise prices greater than fair value at
      date of grant ...................................................            --            --            --

       As of March 31, 2001, the range of exercise prices and weighted average remaining contractual life of outstanding options were as follows:


                                               OPTIONS OUTSTANDING
                                               -------------------
                                                                                        OPTIONS EXERCISABLE
                                                                                      ------------------------------
                                                WEIGHTED AVERAGE
                                                   REMAINING         WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                    NUMBER      CONTRACTUAL LIFE      EXERCISE PRICE    NUMBER       EXERCISE PRICE
RANGE OF EXERCISE PRICES         OUTSTANDING        (YEARS)             PER SHARE     EXERCISABLE      PER SHARE
------------------------         -----------    ----------------     ---------------- -----------   ----------------
$0.11 ....................        1,246,850           2.56           $    0.11          660,100        $    0.11
 0.44-1.38 ...............          534,013           3.82                0.47          185,562        $    0.48
 1.45-2.19 ...............        1,165,874           7.57                1.50          889,016        $    1.45
 2.38 ....................        1,653,400           4.77                2.38               --              n/a
 2.39-9.50 ...............        1,255,874           3.93                5.77          286,021        $    4.99
 9.56-10.94 ..............          863,525           4.13               10.36          102,991        $   10.40
 11.00-12.25 .............          958,950           4.48               12.09               --              n/a
 12.38-17.00 .............          429,550           4.34               13.65               --              n/a

       The Company recorded deferred stock-based compensation amounting to $10.1 million for the year ended March 31, 2000 and $3.0 million for the year ended March 31, 2001. Amortization of deferred stock-based compensation amounted to $171,000 for the period from May 7, 1998 (inception) to March 31, 1999, $1.7 million for the year ended March 31, 2000 and $3.4 million for the year ended March 31, 2001.

       For the year ended March 31, 2000, compensation amounting to $39,660 arising on the issuance of 32,000 stock options to consultants was recorded. The compensation was determined based on the fair value at the grant date of the


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DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

stock options consistent with the method under SFAS 123 "Accounting for Stock-based Compensation". To determine the fair value of each option, the following assumptions were used: dividend yield of 0.0%, 100% volatility, a weighted average risk free interest rate of 5.5% and a weighted average expected life of options of 3.5 years.

       The amortization of deferred stock-based compensation relates to the following cost of service revenues and operating expense categories (in thousands):


                                                                                PERIOD FROM
                                                   YEAR ENDED    YEAR ENDED     MAY 7,1998
                                                    MARCH 31,     MARCH 31,   (INCEPTION) TO
                                                      2001          2000       MARCH 31, 1999
                                                   ----------    ----------   ---------------
Cost of service revenues ......................      $   73        $  206        $   --
Sales and marketing ...........................       2,645         1,186            29
Research and development ......................         373           118             1
General and administrative ....................         325           161           141
                                                     ------        ------        ------
                                                     $3,416        $1,671        $  171
                                                     ======        ======        ======

       Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for the awards under the plan consistent with the method under SFAS 123 "Accounting for Stock-Based Compensation", the Company's loss and loss per common share would have been reported as the pro forma amounts indicated in the table below. To determine the fair value of each option on the grant date the following assumptions were used:


                                                                                PERIOD FROM
                                                    YEAR ENDED    YEAR ENDED    MAY 7, 1998
                                                     MARCH 31,     MARCH 31,   (INCEPTION TO
                                                       2001          2002      MARCH 31, 1999
                                                    ----------    ----------   --------------
Dividend Yield .................................          0.0%          0.0%          0.0%
Volatility .....................................        146.0%          0.0%        180.0%
Weighted average risk free interest rate .......          4.6%          5.5%          5.5%
Weighted average expected life of options ......     3.5 years     3.5 years     3.5 years

       Pro forma information for the period indicated is as follows (in thousands, except per share amounts):



                                                                                                            PERIOD FROM
                                                                      YEAR ENDED        YEAR ENDED           MAY 7, 1998
                                                                       MARCH 31,         MARCH 31,         (INCEPTION) TO
                                                                         2001              2000            MARCH 31, 1999
                                                                    -----------         -----------        --------------
Loss -- as reported ........................................        $  (166,235)        $    (9,740)        $    (1,839)
Loss -- pro forma ..........................................           (172,145)            (10,270)             (1,828)
Loss per common share-- as reported ........................              (4.99)              (1.53)              (2.47)
Loss per common share-- pro forma ..........................              (5.17)              (1.61)              (2.45)
Weighted average grant date fair value of options granted
   during the period .......................................               5.41                5.39                0.24

Warrant

       During January 1999, the Company issued a warrant for no consideration to an executive of the Company to purchase 394,737 common shares at a price of $0.44 per share. The warrant expires when the executive ceases to be employed by the Company or January 5, 2002 whichever is earlier.

Escrow Shares

       At March 31, 2001, 140,625 common shares of the Company are held in escrow pursuant to escrow arrangements entered into with certain employee/shareholders. Under the terms of the arrangements the remaining number of common shares will be released from escrow on June 30, 2001.

Employee Stock Purchase Plan

       The Company has established an employee stock purchase plan under which employees may authorize payroll deductions of up to 15% of their compensation (as defined in the plan) to purchase common shares at a price equal to 85% of the lower of the fair market values as of the beginning or the end of the offering period. As at March 31, 2001, 1.0


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DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

million shares of common stock were reserved for issuance. In July 2000, 123,334 shares of common stock were purchased under the plan at $8.50 per share, and 338,489 shares of common stock were purchased under the plan in January 2001 at $3.19 per share.

12.    INCOME TAXES

       The provision for income taxes differs from the amount computed by applying the combined federal and provincial income tax rate of 43.6% (1999:
44.6%) to the loss before provision for income taxes as a result of the following (in thousands):



                                                                                                                    PERIOD FROM
                                                                                 YEAR ENDED         YEAR ENDED      MAY 7, 1998
                                                                                  MARCH 31,          MARCH 31,     (INCEPTION) TO
                                                                                    2001               2000         MARCH 31, 1999
                                                                                 ----------         ----------     ---------------
Loss for the period ......................................................        $ 166,235         $   9,740         $   1,839
                                                                                  =========         =========         =========
Computed expected tax recovery ...........................................        $  72,478         $   4,247         $     820
Increase (reduction) in income tax recovery resulting from:
   Permanent differences - impairment of goodwill ........................          (44,698)               --                --
   Permanent differences - other .........................................           (1,185)             (154)              (79)
   Change in beginning of the year balance of the valuation allowance
   allocated to income tax expense .......................................          (14,397)           (4,107)             (785)
   Reduction in tax rate for foreign subsidiary ..........................          (12,224)              (48)               --
   Additional loss carry forward due to Ontario
   superallowance ........................................................               26                62                44
                                                                                  ---------         ---------         ---------
                                                                                  $      --         $      --         $      --
                                                                                  =========         =========         =========

       The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 2000 and March 31, 2001 are presented below (in thousands):


                                                                    MARCH 31,        MARCH 31,
                                                                      2001             2000
                                                                    ---------        ---------
Future tax assets:
   Non-capital loss carried forward ........................        $ 19,348         $  4,125
   Research and development expenses deferred for income tax
   purposes ................................................             368              246
   Share issue costs .......................................             555              483
   Restructuring costs .....................................             830               --
   Other ...................................................             298               --
                                                                    --------         --------
   Total gross future tax assets ...........................          21,399            4,854
   Less valuation allowance ................................          19,020            4,623
                                                                    --------         --------
   Net future tax assets ...................................           2,379              231
Future tax liabilities:
   Depreciation and amortization ...........................          (2,379)            (139)
   Investment tax credits receivable .......................              --              (92)
                                                                    --------         --------
   Total gross future tax liabilities ......................          (2,379)            (231)
                                                                    --------         --------
   Net future tax assets (liabilities) .....................        $     --         $     --
                                                                    ========         ========

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances.

       As at March 31, 2001 the Company had $44.1 million of losses and deductions available to reduce future years' taxable income in Canada and the United States. Of these losses, $14.1 million are available to reduce future years' taxable income in Canada, the majority of which expire between 2006 and 2008, and $30.0 million are available to reduce future years' taxable income in the United States, the majority of which expire between 2020 and 2021.


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--------------------------------------------------------------------------------

       The Company also has earned investment tax credits ("ITCs") on Canadian eligible research and development expenditures of $280,000 that expire between 2010 and 2011. These ITCs are available to reduce taxes otherwise payable.

13.    SPECIAL CHARGES

       Special charges for the year ended March 31, 2001 included a $694,000 asset impairment charge, a $6.3 million restructuring charge and a $103.0 million write-off of goodwill and identifiable intangibles.

       (a) Asset Impairment Charge. During the three months ended March 31, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $694,000 of software and other capital assets, as well as a long-term investment, had no future value to the Company.

       (b) Restructuring Charge. During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.3 million as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the USA and Canada, and by implementing other measures. This charge is part of a plan to streamline the Company's efforts to focus on achieving profitability. The restructuring charge was comprised of $3.2 million for reductions in employee numbers, $2.2 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $900,000 related to eliminating the Company's ASP sales model. As of March 31, 2001, $2.7 million had been paid out on the restructuring charge.

             The Company determined its restructuring charge in accordance with Emerging Issues Committee No. 60 ("EIC 60"), Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EIC 60, EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company's senior management prepared a detailed exit plan that included the termination of 136 employees, closure of certain facilities and the elimination of the ASP sales model.

             In connection with the restructuring actions, the Company terminated the employment of 102 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited its facilities in Markham and its offices in the USA identified in the restructuring plan. The Company has entered into sublease arrangements for some of its office space.

             Restructuring reserves are included in accrued liabilities at March 31, 2001. Detail of the restructuring charges as of and for the year ended March 31, 2001 are summarized below:



FOURTH QUARTER 2001 RESTRUCTURING                                                      BALANCE AT
               ACTIONS:                ORIGINAL CHARGE     REVERSALS     UTILIZED    MARCH 31, 2001
---------------------------------      ---------------     ---------     --------    --------------
Employee related                            $3,237          $   --        $2,188        $1,049
Facilities related                           2,158              --           543         1,615
ASP sales model related                        868              --            --           868
                                            ------          ------        ------        ------
                                            $6,263          $   --        $2,731        $3,532
                                            ======          ======        ======        ======



                                                                                       BALANCE AT
  BALANCE SHEET COMPONENTS             ORIGINAL CHARGE     REVERSALS     UTILIZED    MARCH 31, 2001
---------------------------------      ---------------     ---------     --------    --------------
Accounts payable                            $    46         $   --        $   46        $     --
Accrued liabilities                           6,217             --         2,685           3,532
                                            -------         ------        ------        --------
                                            $ 6,263         $   --        $2,731        $  3,532
                                            =======         ======        ======        ========


             In April 2001, the Company announced further restructuring plans to reduce its headcount by 31 percent and close additional offices in the USA and Canada. The Company expects some of the employees in these offices to consider opportunities to work in its other remaining offices. There was no impact on the financial

--------------------------------------------------------------------------------

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

             statements for the year ended March 31, 2001 relating to these actions. The Company expects to recognize a restructuring charge in the first quarter of fiscal year 2002 relating to the April 2001 restructuring of approximately $5.5 million.

       (c) Impairment of goodwill and identifiable intangibles. We performed an impairment assessment of the goodwill and identifiable intangibles recorded in connection with the acquisition of Continuity and DA. The assessment was performed primarily due to the significant sustained decline in our stock price since the valuation date of the shares issued in the Continuity and DA acquisitions resulting in our net book value of our assets prior to the impairment charge significantly exceeding our market capitalization, the overall decline in the industry growth rates, and our lower fourth quarter of 2001 actual and projected operating results. As a result of our review, we recorded a $103.0 million impairment charge to write-off goodwill and identifiable intangibles. The charge was determined based upon our estimated discounted cash flows over the remaining estimated useful life of the goodwill and identifiable intangibles using a discount rate of 24.8%. The assumptions supporting the cash flows including the discount rate were determined using our best estimates as of such date.

14.    RELATED PARTY TRANSACTIONS

       On June 1, 1999, the Company entered into a professional services agreement with a company related to a director of the Company in connection with the management of the Company's European subsidiary. Under the terms of the agreement, the Company is required to pay certain annual fees, a portion of which is calculated based on net revenues, as defined, of the European subsidiary, with the option of converting all or part of this portion into common shares of the Company subject to certain terms. As at March 31, 2000, the Company has accrued fees aggregating $179,000 in respect of this agreement and the related company is eligible to exercise an option to acquire 18,250 shares at $3.55 per share. In addition, the Company has recorded stock-based compensation amounting to $193,000 in connection with this option during the year ended March 31, 2000. During the year ended March 31, 2001, this agreement was terminated and thus no amount was outstanding as at March 31, 2001.

       The Company has accrued consulting fees payable to a shareholder of the Company amounting to nil for the periods ended March 31, 1999, $60,900 for the year ended March 31, 2000 and nil for the year ended March 31, 2001.

       During the year ended March 31, 2001, the Company recorded $1.0 million of revenue related to the eGlobal joint venture.

15.    SEGMENTED INFORMATION

       The Company reviewed its operations and determined that it operates in a single reportable operating segment, being the development and marketing of interaction-based e-business communications applications. All long-lived assets relating to the Company's operations are located in Canada. Revenue per geographic location, which is attributable to geographic location based on the location of the external customer, is as follows (in thousands):


                                                                               PERIOD FROM
                                             YEAR ENDED       YEAR ENDED        MAY 7, 1998
                                              MARCH 31,        MARCH 31,      (INCEPTION) TO
                                                2001             2000         MARCH 31, 1999
                                             ----------       ----------      --------------
Revenue by geographic locations:
   United States ....................        $  20,049        $   6,579        $      --
   Canada ...........................            6,034            2,457               --
   Europe ...........................            3,085              453               --
   Asia Pacific .....................            1,207               --               --
                                             ---------        ---------        ---------
                                             $  30,375        $   9,489        $      --
                                             =========        =========        =========

       For the year ended March 31, 2001, no one customer accounted for greater than 10% of total revenues. For the year ended March 31, 2000, one customer accounted for 15% of total revenues. As at March 31, 2001, the Company had a receivable from two significant customers amounting to 14% and 10% of total accounts receivable trade, respectively. As at March 31, 2000, the Company had receivables from four significant customers amounting to 15%, 12%, 11% and 11% of total accounts receivable trade, respectively.


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                                                                              25

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

16.    SUPPLEMENTARY CASH DISCLOSURES:

       Supplementary cash disclosures are as follows (in thousands):


                                                                                                         PERIOD FROM
                                                                        YEAR ENDED        YEAR ENDED     MAY 7, 1998
                                                                         MARCH 31,         MARCH 31,    (INCEPTION) TO
                                                                            2001             2000       MARCH 31, 1999
                                                                         ---------        ---------     --------------
Supplemental disclosure of cash flow information:
   Cash received for interest ...................................        $   4,322        $   1,058        $      14
                                                                         =========        =========        =========
   Cash paid for interest .......................................        $      32        $      37        $       1
                                                                         =========        =========        =========
Supplemental disclosure of non-cash investing and financing
activities:
   Capital lease obligations incurred for purchase of capital
      assets ....................................................        $      --        $     443        $      99
                                                                         =========        =========        =========
   Deferred compensation on the grant of options to purchase
      common shares with an exercise price below fair value .....        $   3,029        $  10,136        $     557
                                                                         =========        =========        =========

17.   COMMITMENTS AND CONTINGENCIES

(a)   Lease commitments

       The Company is required to make minimum payments under the terms of operating leases for premises, property and equipment expiring on various dates to December 31, 2010. Future minimum lease payments by fiscal year are as follows (in thousands):


2002.................................................   $    3,317
2003.................................................        2,367
2004.................................................        2,103
2005.................................................        2,150
2006 and thereafter..................................        6,550
                                                        ----------
                                                        $   16,487
                                                        ==========

       Rent expense was $62,000, $339,000 and $2,664,000 for the period from May 7, 1998 (inception) to March 31, 1999, for the year ended March 31, 2000 and for the year ended March 31, 2001, respectively.

(b)    Contingencies

       On February 22, 2001, We Media, Inc. ("We Media") filed a lawsuit against the Company in the Supreme Court of the State of New York, County of New York. The complaint asserts claims for breach of contract, unjust enrichment, misrepresentation, and tortuous interference with prospective economic advantage arising out of the Company's efforts to implement certain of its software for We Media beginning in the second quarter of On March 21, 2001, the 2000. Company removed the action to the United States District Court for the Southern District of New York. On April 2, 2001, the Company filed its Answer and Counterclaim, denying We Media's allegations and seeking damages for breach of contract in the amount of more than $137,000. The Court has not yet issued a Scheduling Order establishing deadlines for the case going forward and since this matter is in its earliest stages, no opinion was expressed as to its likely outcome. The Company believes that it has numerous meritorious defenses to the action and intends to defend it vigorously.

17.    SUBSEQUENT EVENT

       Subsequent to March 31, 2001, the Company paid $100,000 for the remaining ownership interest in Minerva.




--------------------------------------------------------------------------------
                                                                              26

                                     ANNEX L

        DELANO MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE FISCAL YEARS
               ENDED MARCH 31, 2001, 2000 AND 1999 (CANADIAN GAAP)

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion of the Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 21e of the Securities Exchange Act of 1934. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors," elsewhere in our other public filings.

       The following discussion should be read in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report.

OVERVIEW

       From the date of our incorporation on May 7, 1998 until April 1999 we were a development stage company and had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our initial products. In May 1999, we released and sold the first commercially available version of the Delano e-Business Interaction Suite.

       On September 26, 2000 we acquired Continuity Solutions, Inc. pursuant to a transaction where Continuity became our wholly owned subsidiary. Continuity is a provider of integrated multi-channel eCRM solutions, consisting of licensed and ASP offerings. Continuity is headquartered in San Francisco, California and had 15 employees as of the date of the acquisition.

       In connection with the acquisition, we issued approximately 1.4 million shares of Delano common stock, no par value, and assumed options and warrants to acquire approximately 150,000 shares of Delano common stock. The transaction was accounted for using the purchase method of accounting.

       On October 13, 2000, we acquired Digital Archaeology Corporation ("DA") pursuant to a transaction where DA became our wholly owned subsidiary. DA is a provider of analytics for e-business. The company's solutions provide enterprises with a view of customer and trading partner behavior and preferences across traditional and e-commerce channels. DA was a privately held company based in Kansas City and had 68 employees as of the date of the acquisition.

       In connection with the acquisition, we issued approximately 4.6 million of the Company's common stock, no par value, and paid $17.4 million in cash, in exchange for all of the outstanding shares of capital stock of DA, and each outstanding option or right to purchase DA common stock was assumed by the Company and became a right to purchase 0.53 of the Company's common shares. The transaction was accounted for using the purchase method of accounting.

       To date, we have derived substantially all of our revenues from the sale of software product licenses and from the provision of professional services, including implementation, training and maintenance services. Our products have been sold primarily through our direct sales force.

       Our products are offered on a licensed basis. We license our products based on:

     o a fee for each client, which depends on the specific and individual needs of the client;

     o an additional fee, which covers installation, configuration, training and professional services; and

     o a variable component, which depends on, among other things, the number of servers and the number of optional applications and add-ons, servers and component packs purchased.

       We recognize our software license revenues in accordance with the American Institute of Certified Public Accountants, or ("AICPA"), Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and related amendments and interpretations contained in the AICPA's SOP 98-9. We generally recognize revenues allocated to software licenses upon delivery of the software products, when all of the following conditions have been met:


     o   persuasive evidence of an arrangement exists;

     o   the license fee is fixed or determinable; and

     o   the license fee is collectible.

       Because substantially all of our software license agreements include related maintenance services, these agreements

--------------------------------------------------------------------------------
                                                                               I

`
DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

are multiple-element arrangements. We allocate the fees in multiple-element arrangements based on the respective value for each element, with maintenance being allocated typically at 18% of license revenue in all sales. Delivery of the software generally is deemed to occur upon shipment of the software unless customers are provided the opportunity to return the products. Revenues are recognized only when all refund obligations have expired. In situations where we provide online offerings, delivery of the software occurs upon initiation of the online offerings. Revenues from maintenance and support services and online offerings are recognized ratably over the related contractual period.

      Our cost of revenues includes the cost of product documentation, the cost of compact disks used to deliver our products, personnel-related expenses, travel costs, equipment costs and overhead costs.

      Our operating expenses are classified into four categories: sales and marketing, research and development, general and administrative, and amortization of deferred stock-based compensation.

     o Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials;

     o Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors and in connection with the enhancement of existing products and quality assurance activities;

     o General and administrative expenses consist primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses;

     o Amortization of deferred stock-based compensation includes the amortization, over the vesting period of a stock option, of the difference between the exercise price of options granted to employees and the deemed fair market value of the options for financial reporting purposes. In addition, deferred stock-based compensation includes compensation expense arising on the issuance of options and a warrant to employees and a consultant, calculated as the difference between the exercise price of the options and warrant and the fair market value at the date of issuance. Also included in amortization of deferred stock-based compensation is compensation expense relating to an option to acquire shares of the Company issued in connection with a professional services agreement between the Company and a related corporation. The compensation expense is calculated as the difference between the exercise price of the option and the fair market value at the time the option was issued or earned. Also included in amortization of deferred stock-based compensation is compensation expense relating to the unvested options assumed in the acquisitions of Continuity and DA.

      We allocate common costs based on relative headcount or other relevant measures. These allocated costs include rent and other facility-related costs for the corporate head office, communication expenses and depreciation expenses for furniture and equipment.

      In connection with the granting of stock options and the issuance of a warrant to our employees and a consultant, we recorded deferred stock-based compensation totaling $13.7 million through March 31, 2001. This amount represents the total difference between the exercise prices of stock options and the warrant and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted and the warrant issued. This amount is included as a component of shareholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board, or ("FASB"), Interpretation No. 28. We recorded $171,000 of stock-based compensation amortization expense during the period from May 7, 1998 to March 31, 1999, $1.7 million of stock-based compensation amortization expense during the year ended March 31, 2000 and $3.4 million of stock-based compensation amortization expense during the year ended March 31, 2001. As of March 31, 2001, we had a total of $8.5 million of deferred stock-based compensation that had not been amortized. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through December 2003 of approximately $845,000 per quarter. The amortization of deferred stock-based compensation is classified as a separate component of operation expenses in our consolidated statements of operations.

      In our development of new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, our software development costs eligible for capitalization have been insignificant and all costs related to internal product development have been expensed as incurred.


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                                                                               2

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

      Special charges for the year ended March 31, 2001 included a $694,000 asset impairment charge, a $6.3 million restructuring charge and a $103.0 million goodwill and identifiable intangibles impairment.

      (a) Asset Impairment Charge. During the three months ended March 31, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $694,000 of software and other capital assets, as well as a long-term investment, had no future value to the Company.

      (b) Restructuring Charge. During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.3 million as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the USA and Canada, and by implementing other measures. This charge is part of a plan to streamline the Company's efforts to focus on achieving profitability. The restructuring charge was comprised of $3.2 million for headcount reductions, $2.2 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $900,000 related to eliminating the Company's ASP sales model. As of March 31, 2001, $2.7 million had been paid out on the restructuring charge.

            The Company determined its restructuring charge in accordance with Emerging Issues Committee No. 60 ("EIC 60"), Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EIC 60, EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company's senior management prepared a detailed exit plan that included the termination of 136 employees, closure of certain facilities and the elimination of the ASP sales model.

            In connection with the restructuring actions, the Company terminated the employment of 102 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited a portion of its facilities in Toronto and most of its offices in the USA. The Company has entered into sublease arrangements for some of its office space.

            In April 2001, the Company announced further restructuring plans to reduce its headcount by 31 percent and close additional offices in the USA and Canada. The Company expects some of the employees in these offices to consider opportunities to work in its other remaining offices. There was no impact on the financial statements for the year ended March 31, 2001 relating to these actions. The Company expects to recognize a restructuring charge in the first quarter of fiscal year 2002 relating to the April 2001 restructuring of approximately $5.5 million.

      (c) Impairment of goodwill and identifiable intangibles. We performed an impairment assessment of the goodwill and identifiable intangibles recorded in connection with the acquisition of Continuity and DA. The assessment was performed primarily due to the significant sustained decline in our stock price since the valuation date of the shares issued in the Continuity and DA acquisitions resulting in our net book value of our assets prior to the impairment charge significantly exceeding our market capitalization, the overall decline in the industry growth rates, and our lower fourth quarter of 2001 actual and projected operating results. As a result of our review, we recorded a $103.0 million impairment charge to write-off the entire amount of goodwill and identifiable intangibles. The charge was determined based upon our estimated discounted cash flows over the remaining estimated useful life of the goodwill and identifiable intangibles using a discount rate of 24.8%. The assumptions supporting the cash flows including the discount rate were determined using our best estimates as of such date.

      We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as being a good indication of our future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. Although we have experienced significant revenue growth recently, this trend may not be sustainable. Furthermore, we may not achieve or maintain profitability in the future.


--------------------------------------------------------------------------------
                                                                               3

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

Year ended March 31, 2001 compared to year ended March 31, 2000.

      Revenues. Total revenues for the year ended March 31, 2001 were $30.4 million compared to $9.5 million for the year ended March 31, 2000. In the year ended March 31, 2001, license revenues accounted for $25.6 million or 84.4% of total revenues. In the year ended March 31, 2000, license revenues accounted for $8.8 million, or 92.7% of total revenues. Services revenues, including maintenance and services fees, accounted for $4.7 million, or 15.6% of revenues for the year ended March 31, 2001, compared to $690,000 or 7.3% of total revenues for the year ended March 31, 2000. Approximately 66.0% of our total revenues were generated in the United States, 19.9% were generated in Canada and 14.1% were generated elsewhere in the year ended March 31, 2001, compared to 69.3%, 25.9% and 4.8% respectively for the year ended March 31, 2000.

      Cost of revenues. Cost of license revenues was $332,000 or 1.1% of total revenues for the year ended March 31, 2001 compared to $59,000 for the year ended March 31, 2000 or 0.6% of total revenues. Cost of services revenues was $5.0 million, or 16.6% of total revenues for the year ended March 31, 2001, compared to $1.2 million for the year ended March 31, 2001, or 13.1% of total revenues. We anticipate that cost of service revenues will decrease in absolute dollars as we do not anticipate hiring additional services personnel. We anticipate that the cost of license revenues will stay proportionate with license revenues.

      Sales and marketing. Sales and marketing expenses increased from $11.7 million or 123.6% of revenues for the year ended March 31, 2000 to $49.3 million or 162.2% of revenues for the year ended March 31, 2001. This increase was attributable primarily to the addition of 51 sales and marketing personnel and higher marketing costs due to expanded promotional activities. We anticipate that sales and marketing expenses will decrease in absolute dollars as we have reduced the number of sales and marketing personnel and reduced discretionary marketing programs.

      Research and development. Research and development expenses increased from $3.6 million or 38.5% of revenues for the year ended March 31, 2000 to $17.4 million or 57.2% of revenues for the year ended March 31, 2001. This increase was attributable primarily to the addition of 85 product development and related services personnel and to increased consulting and recruiting costs. The expenses were reduced by investment tax credits of $285,000 for the year ended March 31, 2000. We anticipate that research and development expenses will decrease in absolute dollars, and will reduce as a percentage of total revenues from period to period as we have reduced research and development personnel.

      As a Canadian Controlled Private Corporation or ("CCPC"), we qualified for certain investment tax credits under the Income Tax Act (Canada) on eligible research and development expenditures. Prior to our initial public offering, refundable investment tax credits, which result in cash payments to us, have been recorded at a rate of 35% of eligible current and capital research and development expenditures. Prior to our initial public offering, we were entitled to an investment tax credit at these rates for the first Cdn$2.0 million (approximately $1.3 million) of eligible research and development expenditures and a further investment tax credit at the rate of 20% of eligible research and development expenditures in excess of Cdn$2.0 million. Investment tax credits on current expenditures earned at the 35% rate are fully refundable to CCPCs. Investment tax credits earned by a CCPC on capital expenditures at the 35% rate are refundable at a rate of 40% of the amount of the credit. We will earn investment tax credits at a rate of 20% of eligible current and capital research and development expenditures made after our initial public offering. While a portion of investment tax credits earned as a CCPC are refundable, investment tax credits earned after our initial public offering may only be used to offset income taxes otherwise payable.

      General and administrative. General and administrative expenses increased from $1.5 million or 16.0% of revenues for the year ended March 31, 2000 to $4.7 million or 15.4% of revenues for the year ended March 31, 2001, due primarily to the addition of 29 administrative personnel, increased consulting costs and to higher facilities-related expenses necessary to support our growth. We expect that general and administrative expenses will decrease in absolute dollars as we have reduced personnel and related costs to facilitate the growth of our business.

      Amortization of goodwill and identifiable intangibles. On September 26, 2000, the Company completed its acquisition of Continuity. As a result of the acquisition, $19.4 million was allocated to goodwill, and identifiable intangibles. This amount is being amortized on a straight-line basis over a period of three years for identifiable intangibles, and five years for goodwill from October 1, 2000. On October 16, 2000, the Company completed its acquisition of DA. As a result of the acquisition, $94.2 million was allocated to goodwill and identifiable intangibles. This amount is being


--------------------------------------------------------------------------------
                                                                               4

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

amortized from October 16, 2000 on a straight-line basis over a period of three years for identifiable intangibles and five years for goodwill. For the year ended March 31, 2001, $11.1 million (2000 - nil) of amortization was recorded.

      If events or changes in circumstances indicate that these long lived assets will not be recoverable, as determined based on the undiscounted cash flows of the acquired businesses or if determined that the amounts paid for them would have changed materially based on underlying changes in the financial markets and therefore fundamental changes in the value of technology companies, over the remaining amortization period, the carrying value is reduced to net realizable value. For the year ended March 31, 2001, $103.0 million of goodwill and identifiable intangibles was written off.

      Amortization of deferred stock-based compensation. We incurred a charge of $1.7 million or 17.6% of revenues in the year ended March 31, 2000 and a charge of $3.4 million or 11.2% of revenues for the year ended March 31, 2001 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

      Interest income, net. Interest income, net for the period ended March 31, 2000 was $1.1 million. Interest income, net for the year ended March 31, 2001 was $4.4 million, reflecting the interest earned on the cash and cash equivalents balance arising from our special warrant offering in June 1999 and our initial public offering in February 2000.

      Provision for income taxes. A deferred tax asset of $44.1 million existed as of March 31, 2001 compared to $4.8 million at March 31, 2000. A valuation allowance is recorded against a deferred tax asset if it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially all of the deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the non- transferable nature of the deferred tax asset under certain conditions.

Year ended March 31, 2000 compared to year ended March 31, 1999.

      Revenues. For the period from our inception to March 31, 1999, we were a development stage company and had no revenues. Total revenues for the year ended March 31, 2000 were $9.5 million. License revenues accounted for $8.8 million, or 92.7% of total revenues. Services revenues, including maintenance and services fees, accounted for the remaining $690,000 or 7.3% of total revenues. Approximately 69.3% of our total revenues were generated in the United States, 25.9% were generated in Canada and 4.8% were generated elsewhere in the year ended March 31, 2000.

      Cost of revenues. Cost of license revenues was $59,000 for the year ended March 31, 2000 or 0.6% of total revenues. Cost of services revenues was $1.2 million for the year ended March 31, 2000, or 13.1% of total revenues. We anticipate that cost of service revenues will increase in absolute dollars as we continue to hire additional services personnel. We anticipate that the cost of product revenues will increase proportionately with increases in license revenues.

      Sales and marketing. Sales and marketing expenses increased from $554,000 for the period ended March 31, 1999 to $11.7 million for the year ended March 31, 2000. This increase was attributable primarily to the addition of 110 sales and marketing personnel and higher marketing costs due to expanded promotional activities. We anticipate that sales and marketing expenses will increase in absolute dollars as we continue to hire additional sales and marketing personnel and expand discretionary marketing programs.

      Research and development. Research and development expenses increased from $797,000 for the period ended March 31, 1999 to $3.6 million for the year ended March 31, 2000. This increase was attributable primarily to the addition of 74 product development and related services personnel and to increased consulting and recruiting costs. The expenses were reduced by investment tax credits of $285,000 for the year ended March 31, 2000. We anticipate that research and development expenses will increase in absolute dollars, but will vary as a percentage of total revenues from period to period as we continue to hire additional research and development personnel.

      As a Canadian Controlled Private Corporation or ("CCPC"), we qualified for certain investment tax credits under the Income Tax Act (Canada) on eligible research and development expenditures. Prior to our initial public offering, refundable investment tax credits, which result in cash payments to us, have been recorded at a rate of 35% of eligible current and capital research and development expenditures. Prior to our initial public offering, we were entitled to an investment tax credit at these rates for the first Cdn$2.0 million (approximately $1.4 million) of eligible research and development expenditures and a further investment tax credit at the rate of 20% of eligible research and development expenditures in excess of Cdn$2.0 million. Investment tax credits on current expenditures earned at the 35% rate are fully refundable to CCPCs. Investment tax credits earned by a CCPC on capital expenditures at the 35% rate are refundable at a rate of 40% of


--------------------------------------------------------------------------------
                                                                               5

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

the amount of the credit. We will earn investment tax credits at a rate of 20% of eligible current and capital research and development expenditures made after our initial public offering. While a portion of investment tax credits earned as a CCPC are refundable, investment tax credits earned after our initial public offering may only be used to offset income taxes otherwise payable.

      General and administrative. General and administrative expenses increased from $180,000 for the period ended March 31, 1999 to $1.5 million for the year ended March 31, 2000, due primarily to the addition of 18 administrative personnel, increased consulting costs and to higher facilities- related expenses necessary to support our growth. We expect that general and administrative expenses will increase in absolute dollars as we add personnel and incur related costs to facilitate the growth of our business.

      Amortization of deferred stock-based compensation. We incurred a charge of $171,000 in the year ended March 31, 1999 and a charge of $1.7 million for the year ended March 31, 2000 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

      Interest income, net. Interest expense, net for the period ended March 31, 1999 was $137,000. Interest income, net for the year ended March 31, 2000 was $636,000, reflecting the interest earned on the cash and cash equivalents balance arising from our special warrant offering in June 1999 and our initial public offering in February 2000.

      Provision for income taxes. A deferred tax asset of $4.8 million existed as of March 31, 2000. A valuation allowance is recorded against a deferred tax asset if it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially all of the deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the non-transferable nature of the deferred tax asset under certain conditions.

QUARTERLY RESULTS OF OPERATIONS

      The following table sets forth certain unaudited consolidated statements of operations data for our eight quarters of operation. In our management's opinion, this unaudited information has been prepared on the same basis as our annual consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K and includes all adjustments necessary to fairly present the unaudited quarterly results. These adjustments consist only of normal recurring adjustments. This information should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. The operating results for any quarter are not necessarily indicative of results for any future period.


--------------------------------------------------------------------------------
                                                                               6

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

                                                                             QUARTER ENDED
                                     ---------------------------------------------------------------------------------------------
                                      JUN. 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUN. 30,    SEP. 30,    DEC. 31,    MAR. 31,
                                        1999        1999        1999        2000        2000        2000        2000        2001
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                             (IN THOUSANDS)

CONSOLIDATED STATEMENTS OF
OPERATIONS DATA:
Revenues:
  License.........................   $     752   $   1,561   $   2,748   $   3,738   $   5,361   $   7,009   $   8,040   $   5,226
  Services........................          59          54         183         394         657       1,025       1,230       1,827
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total revenues................         811       1,615       2,931       4,132       6,018       8,034       9,270       7,053
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Cost of revenues:
  License.........................          --           6          14          39          59         122          89          62
  Services........................         149         231         321         538         801       1,169       1,440       1,628
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total cost of revenues........         149         237         335         577         860       1,291       1,529       1,690
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Gross profit......................         662       1,378       2,596       3,555       5,158       6,743       7,741       5,363
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Operating expenses:
  Sales and marketing.............         818       1,198       3,440       6,276      10,388      11,116      13,641      14,130
  Research and development........         389         801       1,054       1,405       2,320       3,856       6,128       5,081
  General and administrative......         157         255         355         748         998       1,142       1,397       1,134
  Amortization of deferred
    stock-based compensation......         107         211         451         902       1,624         856       1,003         (67)
  Amortization of goodwill and
    identifiable intangibles......          --          --          --          --          --          --       5,141       5,954
  Impairment of goodwill and
    identifiable intangibles......          --          --          --          --          --          --          --     102,556
  Restructuring charges...........          --          --          --          --          --          --          --       6,263
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Total operating expenses..........       1,471       2,465       5,300       9,331      15,330      16,970      27,310     135,051
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loss from operations..............        (809)     (1,087)     (2,704)     (5,776)    (10,172)    (10,227)    (19,569)   (129,688)
  Interest income (expense),
    net...........................        (137)        (19)          4         745       1,542       1,384         926         541
  Equity in loss of associated
    company.......................          --          --          --          --          --          --          --        (278)
  Asset impairment................          --          --          --          --          --          --          --        (694)
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loss before provision for
  income taxes....................      (1,162)     (1,106)     (2,700)     (5,031)     (8,630)     (8,843)    (18,643)   (130,119)
Provision for income taxes........          --          --          --          --          --          --          --          --
                                     ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Loss for the period...............   $  (1,162)  $  (1,106)  $  (2,700)  $  (5,031)  $  (8,630)  $  (8,843)  $ (18,643)  $(130,119)
                                     =========   =========   =========   =========   =========   =========   =========   =========

      Our quarterly operating results have varied widely in the past, and we expect that they will continue to fluctuate in the future as a result of a number of factors, many of which are outside our control. Our limited operating history and the undeveloped nature of the market for interaction-based e-business communications products make predicting future revenues difficult. Our expense levels are based, in part, on expectations regarding future revenue increases, and to a large extent, such expenses are fixed, particularly in the short term. There can be no assurance that our expectations regarding future revenues are accurate. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues in relation to our expectations would likely cause significant increases in our net losses for that period.

      Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results are not meaningful, and you should not rely on them as indicative of our future performance. You should also evaluate our prospects in light of the risks, expenses and difficulties commonly encountered by comparable early-stage companies in new and rapidly emerging markets. We cannot assure you that we will successfully address the risks and challenges that face us. In addition, although we have experienced significant revenue growth recently, we cannot assure you that our revenues will continue to grow or that we will become or remain profitable in the future.

LIQUIDITY AND CAPITAL RESOURCES

      Since the date of incorporation, we have raised an aggregate of $3.4 million through private placements of special shares. We have raised $14.4 million, net of the agents' commission and offering expenses, through a private placement of special warrants in June 1999. We have also raised $103.4 million, net of agents' commissions and offering expenses


--------------------------------------------------------------------------------
                                                                               7

DELANO TECHNOLOGY CORPORATION - Annual Report                      Canadian GAAP
--------------------------------------------------------------------------------

through our initial public offering in February 2000.

      Our operating activities used cash of $6.8 million for the year ended March 31, 2000 and cash of $45.7 million for the year ended March 31, 2001. Our negative operating cash flow resulted principally from the net losses that we incurred during these periods as we invested in the development of our products, expanded our sales force and expanded our infrastructure to support our growth.

      Our financing activities generated $118 million in the year ended March 31, 2000 and $254,000 in year ended March 31, 2001. In the year ended March 31, 2000 the issuance of special warrants generated net proceeds of $14.4 million and the issuance of common shares as part of our initial public offering generated net proceeds of $103.4 million.

      Our investing activities, consisting of the purchase of computer equipment, software, furniture and equipment to support our growing number of employees, as well as the purchase of short-term investments used cash of $31.0 million during the year ended March 31, 2000, and $2.9 million during the year ended March 31, 2001.

      In March 1999, we obtained a lease line of credit from a Canadian chartered bank to purchase equipment and furniture. Approximately $431,000 was outstanding as of March 31, 2001. The ceiling on the lease line of credit is Cdn$1,000,000 (approximately $634,000). The lease line of credit is not collateralized with cash for the amount of the line that is used for leasing equipment.

      Our capital requirements depend on a number of factors. We expect to devote substantial resources to continue our research and development efforts, expand our sales, support, marketing and product development organizations, establish additional facilities worldwide and build the infrastructure necessary to support our growth. Our expenditures have increased substantially since the date of incorporation, but we anticipate that capital expenditures will decrease in absolute dollars in the foreseeable future.

      At March 31, 2001, we had cash and cash equivalents aggregating $34.2 million. At March 31, 2001, we also had a short-term investment of $1.2 million. We believe that our current cash and cash equivalents are sufficient to fund our operations for at least the next 12 months. If cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.


--------------------------------------------------------------------------------
                                                                               8

                                    ANNEX M

                                DELANO FORM 10-Q
                      FOR THE THREE AND NINE-MONTH PERIODS
                      ENDED DECEMBER 31, 2001 (U.S. GAAP)

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ----------------------------

                                    FORM 10-Q

[x] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

         For the quarter ended December 31, 2001; or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

         For the transition period from  ____________  to  _____________.

                          COMMISSION FILE NO. 333-94505

                          DELANO TECHNOLOGY CORPORATION
             (Exact name of Registrant as specified in its charter)

             ONTARIO, CANADA                                  98-0206122
    (Province or other Jurisdiction of                     (I.R.S. Employer
      Incorporation or Organization)                      Identification No.)

                           ---------------------------

               302 TOWN CENTRE BOULEVARD                        L3R 0E8
                MARKHAM, ONTARIO, CANADA                       (Zip code)
 (Address of Registrant's principal executive offices)

 Registrant's telephone number, including area code          905-947-2222

 Securities registered pursuant to Section 12(b)                 NONE
                 of the Act:

 Securities registered pursuant to Section 12(g)       COMMON STOCK NO PAR VALUE
                 of the Act:                                (Title of Class)

                           ---------------------------

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes [X]    No   .

As of Thursday, January 31, 2002, Registrant had 43,202,029 outstanding shares of Common Stock.


================================================================================

                          DELANO TECHNOLOGY CORPORATION

                                    FORM 10-Q
                         QUARTER ENDED DECEMBER 31, 2001

                                TABLE OF CONTENTS




                                                                            PAGE
                          PART I: FINANCIAL INFORMATION
Item 1         Financial Statements
                   Condensed Consolidated Balance Sheets at December 31,
                   2001 and March 31, 2001 .................................   3

                   Unaudited Condensed Consolidated Statements of Operations
                   for the three months and nine months ended December 31,
                   2001 and 2000 ...........................................   4

                   Unaudited Condensed Consolidated Statements of Cash Flows
                   for the nine months ended December 31, 2001 and 2000 ....   5

                   Notes to the Unaudited Condensed Consolidated Financial
                   Statements ..............................................   6

Item 2         Management's Discussion and Analysis of Financial Condition
               and Results of Operations ...................................  11

Item 3         Quantitative and Qualitative Disclosures About Market Risk ..  20


                           PART II: OTHER INFORMATION

Item 1         Legal Proceedings ...........................................  31

Item 2         Changes in Securities and Use of Proceeds ...................  31

Item 3         Defaults upon Senior Securities .............................  31

Item 4         Submission of Matters to a Vote of Security Holders .........  31

Item 5         Other Information ...........................................  31

Item 6         Exhibits and Reports on Form 8-K ............................  31

Signatures     .............................................................  32

                         PART 1: FINANCIAL INFORMATION

ITEM 1:   FINANCIAL STATEMENTS


                          DELANO TECHNOLOGY CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                  (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)




                                                                                          DECEMBER 31,         MARCH 31,
                                                                                                 2001              2001
                                                                                         ------------        ----------
                                                                                           (unaudited)
ASSETS
Current assets:
   Cash and cash equivalents.......................................................       $    11,205        $    34,209
   Short-term investments..........................................................             1,427              1,155
   Accounts receivable trade, net of allowance for doubtful accounts of $1,075 at
     December 31, 2001, and $1,859 at March 31, 2001...............................             4,132              8,099
   Prepaid expenses and other......................................................               842              3,674
                                                                                         ------------        -----------
     Total current assets..........................................................            17,606             47,137
Property and equipment.............................................................             2,867             11,300
Goodwill and identifiable intangibles, net ........................................                --              5,217
Other assets ......................................................................               263                985
                                                                                         ------------        -----------
Total assets.......................................................................      $     20,736        $    64,639
                                                                                         ============        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities........................................      $      3,469        $     8,960
   Restructuring accrual...........................................................             2,080              2,411
   Deferred revenue................................................................               801              1,975
   Current portion of obligations under capital leases.............................                89                182
                                                                                         ------------        -----------
     Total current liabilities.....................................................             6,439             13,528
Long-term liabilities:
   Obligations under capital leases................................................                --                 49
   Restructuring accrual...........................................................                --              1,121
                                                                                         ------------        -----------
Total liabilities..................................................................             6,439             14,698
Shareholders' equity:
   Capital stock:
     Preference shares:
       Authorized: Unlimited
       Issued and outstanding: Nil at December 31, 2001 and March 31, 2001
     Common shares:
       Authorized: Unlimited
       Issued and outstanding: 42,889,310 shares at December 31, 2001 and
       37,240,858 shares at March 31, 2001.........................................           222,765            230,647
   Warrant.........................................................................               370                496
   Deferred stock-based compensation...............................................            (1,930)            (8,464)
   Accumulated other comprehensive losses..........................................              (340)              (340)
   Deficit.........................................................................          (206,568)          (172,398)
                                                                                         -------------       ------------
     Total shareholders' equity....................................................            14,297             49,941
                                                                                         ------------        -----------
Total liabilities and shareholders' equity.........................................      $     20,736        $    64,639
                                                                                         ============        ===========

     See accompanying notes to condensed consolidated financial statements.

                          DELANO TECHNOLOGY CORPORATION

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                                      THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                         DECEMBER 31,                    DECEMBER 31,
                                                                    -----------------------       --------------------------
                                                                       2001           2000            2001            2000
                                                                    --------      ---------       ---------        ---------
Revenues:
   License....................................................      $  2,541      $   8,040       $   5,800        $  20,410
   Service....................................................         1,619          1,230           5,356            2,912
                                                                       -----      ---------       ---------        ---------
     Total revenues...........................................         4,160          9,270          11,156           23,322
                                                                       -----      ---------       ---------        ---------

Cost of revenues:
   License....................................................           181             89             567              270
   Service (excluding stock-based compensation of $31, $77,
     $43 and $207 respectively) ..............................           970          1,440           3,838            3,410
                                                                    --------      ---------       ---------        ---------
     Total cost of revenues...................................         1,151          1,529           4,405            3,680
                                                                    --------      ---------       ---------        ---------

Gross profit..................................................         3,009          7,741           6,751           19,642
                                                                    --------      ---------       ---------        ---------
Operating expenses:
   Sales and marketing (excluding stock-based compensation
     of  $139, $687, $(1,773) and $2,777, respectively).......         2,097         13,641          11,651           35,145

   Research and development (excluding stock-based
     compensation of $77, $155, $(56) and $257,
     respectively)............................................         1,007          6,128           7,254           12,304
   General and administrative (excluding stock-based
     compensation of $152, $84, $41 and $242, respectively)...           670          1,397           2,572            3,537


   Amortization (recovery) of deferred stock-based
     compensation.............................................           399          1,003          (1,745)           3,483

   In-process research and development........................            --             69              --              429

   Amortization of goodwill and identifiable intangibles......            --          5,107             287            5,107

   Impairment of goodwill.....................................            --             --           4,930               --

   Asset impairment...........................................           603             --           7,629               --

   Restructuring charges (recovery)...........................        (2,094)            --           8,795               --
                                                                    --------      ---------       ---------        ---------

     Total operating expenses.................................         2,682         27,345          41,373           60,005
                                                                    --------      ---------       ---------        ---------


Operating profit (loss) ......................................           327        (19,604)        (34,622)         (40,363)


   Interest and other income, net ............................            35            926             598            3,852

   Equity in loss of associated company.......................            --             --            (146)              --
                                                                    --------      ---------       ---------        ---------
Income (loss) before income taxes.............................           362        (18,678)        (34,170)         (36,511)

Income taxes..................................................            --             --              --               --
                                                                      -------     ---------       ---------        ---------

Net income (loss) ............................................      $    362      $ (18,678)      $ (34,170)       $ (36,511)
                                                                    ========      =========       =========        =========

Basic earnings (loss) per common share........................      $   0.01      $   (0.52)      $   (0.90)       $   (1.14)
                                                                    ========      ==========      =========        =========

Shares used in computing basic earnings (loss) per
   common share (in thousands)...............................         38,959         35,825          37,945           32,055
                                                                    ========      =========       =========        =========

Fully diluted earnings per common share......................       $   0.01            n/a             n/a              n/a
                                                                    ========      =========       =========        =========
Shares used in computing fully diluted earnings per
   common share (in thousands)...............................         44,001            n/a             n/a              n/a
                                                                    ========      =========       =========        =========


     See accompanying notes to condensed consolidated financial statements.

                          DELANO TECHNOLOGY CORPORATION

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                                        NINE MONTHS ENDED
                                                                           DECEMBER 31,
                                                                     ------------------------
                                                                        2001           2000
                                                                     ---------      ---------
Cash provided by (used in):
Operating activities:
   Loss for the period ........................................      $(34,170)      $(36,511)
   Depreciation and amortization which does not involve cash ..         2,329          1,917
   Amortization (recovery) of deferred stock-based compensation        (1,745)         3,483
   Impairment of goodwill .....................................         4,930             --
   Equity in loss of associated company .......................           146             --
   Non-cash charges ...........................................         5,302          5,536
   Changes in non-cash operating working capital:
     Accounts receivable trade ................................         3,967         (5,517)
     Prepaid expenses and other ...............................         2,807         (2,451)
     Accounts payable and accrued liabilities .................        (5,425)         4,109
     Restructuring accrual ....................................            72             --
     Deferred revenue .........................................        (1,174)           237
                                                                     --------       --------
   Net cash used in operating activities ......................       (22,961)       (29,197)
Financing activities:
   Issuance of common shares and warrants .....................           272          1,295
   Payment on notes payable ...................................            --         (1,995)
   Repayment of obligations under capital leases ..............          (144)          (131)
                                                                     --------       --------
   Net cash provided by (used in) financing activities ........           128           (831)
Investing activities:
   Sale (purchase) of short-term investments ..................          (272)        28,012
   Additions to property and equipment ........................          (239)       (11,252)
   Purchase of long-term investments ..........................          (698)
   Cash used in acquisition ...................................            --        (17,956)
   Proceeds on sale of property and equipment .................           351             --
                                                                     --------       --------
   Net cash used in investing activities ......................          (160)        (1,894)
Effect of currency translation of cash balances ...............           (11)           210
                                                                     --------       --------
Decrease in cash and cash equivalents .........................       (23,004)       (31,712)
Cash and cash equivalents, beginning of period ................        34,209         82,370
                                                                     --------       --------
Cash and cash equivalents, end of period ......................      $ 11,205       $ 50,658
                                                                     ========       ========

     See accompanying notes to condensed consolidated financial statements.

                          DELANO TECHNOLOGY CORPORATION
       NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.  BASIS OF PRESENTATION

     The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States by Delano Technology Corporation ("Delano" or the "Company") and reflect all adjustments (all of which are normal and recurring in nature) that, in the opinion of management, are necessary for a fair presentation of the interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending March 31, 2002. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted under the Securities and Exchange Commission's rules and regulations. These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with Delano's audited consolidated financial statements and notes included in Delano's Annual Report on Form 10-K for the year ended March 31, 2001.

NOTE 2.  SHAREHOLDERS' EQUITY

STOCK OPTION PLAN

      The Company's stock option plan (the "Plan") was established for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common shares which may be set aside for issuance under the Plan is 9,335,382 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued subsequent to March 4, 1999 under the Plan vest over a four-year period. Options issued prior to March 5, 1999 vest annually over a three-year period.

      Details of stock option transactions are as follows:


                                                                                                        WEIGHTED
                                                                  OPTIONS AVAILABLE                     AVERAGE
                                                                         FOR           NUMBER       EXERCISE PRICE
                                                                        GRANT         OF OPTIONS       PER SHARE
                                                                  -----------------  ----------     --------------
Balances, March 31, 2000.......................................      1,231,150        4,013,600        $   2.51
      Additional options authorized............................      3,835,382
      Options granted..........................................     (6,466,956)       6,466,956        $   7.24
      Options exercised........................................                        (694,592)       $   0.59
      Options cancelled........................................      1,677,928       (1,677,928)       $   7.28
                                                                    ----------       ----------
Balances, March 31, 2001.......................................        277,504        8,108,036        $   4.90
      Additional options authorized............................
      Options granted..........................................     (4,255,000)       4,255,000        $   0.22
      Options exercised........................................                        (650,672)       $   0.16
      Options cancelled........................................      4,362,098       (4,362,098)       $   5.95
                                                                    ----------       ----------
Balances, December 31, 2001 (unaudited)........................        384,602        7,350,266        $   2.01
                                                                    ==========       ==========
Options exercisable at December 31, 2001 (unaudited)..........                        1,724,101        $   2.88
                                                                                     ==========

      The stock options expire at various dates between May 2003 and September 2010.

      The Company recorded deferred stock-based compensation amounting to $111,000 for the three months ended December 31, 2001 compared to $1.2 million for the three months ended December 31, 2000. Amortization of deferred stock-based compensation amounted to $399,000 for the three months ended December 31, 2001 compared to $1.0 million for the three months ended December 31, 2000.

      The amortization (recovery) of deferred stock-based compensation relates to the following cost of service revenues and operating expense categories (in thousands):

                                  THREE MONTHS ENDED        NINE MONTHS ENDED
Unaudited                             DECEMBER 31,             DECEMBER 31,
                              ------------------------    ----------------------
                                 2001           2000         2001         2000
                              -----------    ---------    ----------   ---------


Cost of service revenues...... $      31     $      77     $     43    $     207
Sales and marketing...........       139           687       (1,773)       2,777
Research and development .....        77           155          (56)         257
General and administrative....       152            84           41          242
                               ---------     ---------     --------    ---------
                               $     399     $   1,003     $ (1,745)   $   3,483
                               =========     =========     =========   =========

NOTE 3.  COMPREHENSIVE INCOME (LOSS

      The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which established standards for reporting and presentation of comprehensive income. This standard defines comprehensive income (loss) as the changes in equity of an enterprise except those resulting from shareholder transactions. Comprehensive loss for the three months and nine months ended December 31, 2001 and December 31, 2000, was not materially different from net income (loss) for the periods.

NOTE 4.  SEGMENT INFORMATION

      The Company reviewed its operations and determined that it operates in a single reportable operating segment, being the development and marketing of interaction-based e-business communications applications. All long-lived assets relating to the Company's operations are located in Canada in fiscal 2001. Revenue per geographic location, which is attributable to geographic location based on the location of the external customer, is as follows (in thousands):


                                      THREE MONTHS ENDED    NINE MONTHS ENDED
Unaudited                                DECEMBER 31,          DECEMBER 31,
                                    --------------------   -------------------
                                       2001       2000       2001       2000
                                    ---------   --------   --------   --------

Revenue by geographic locations:
   United States ................... $  2,199   $  7,556   $  7,480   $ 16,126
   Canada...........................      549        827      2,109      3,998
   Europe...........................    1,354        247      1,509      2,558
   Asia Pacific.....................       58        640         58        640
                                     --------   --------   --------   --------
                                     $  4,160   $  9,270   $ 11,156   $ 23,322
                                     ========   ========   ========   ========

      For the three months ended December 31, 2001, two customers accounted for 26% and 18% of total revenues, respectively. For the three months ended December 31, 2000, one customer accounted for 10% of total revenues. For the nine months ended December 31, 2001, one customer accounted for 23% of total revenues. For the nine months ended December 31, 2000, no customer accounted for 10% of total revenues. As at December 31, 2001, the Company had a receivable from one significant customer amounting to 23% of total accounts receivable trade. As at December 31, 2000, the Company did not have a receivable from a customer amounting to 10% of total accounts receivable trade.

NOTE 5.  JOINT VENTURES AND INVESTMENT IN AFFILIATE

      In June 2000, the Company formed Delano Minerva Holdings Inc. ("Minerva"), and had a controlling position with a 50% ownership and a majority of the seats of the Minerva Board of Directors. During fiscal 2001, the Company's proportionate share of Minerva's losses exceeded its investment. Minerva's results of operations were included within the Company's fiscal 2001 revenue, cost and expense categories. During the three months ended September 30, 2001, the Company agreed to pay $100,000 for the remaining ownership interest in Minerva and subsequently closed down the operation.

      In December 2000, the Company invested in a joint venture, Delano Asia-Pacific, as a minority interest party by acquiring 19.9% of the common shares. The joint venture partner was eGlobal Technology Services Holding Limited ("eGlobal") of Singapore. The investment in this joint venture has been made in the form of a $398,000 capital cash contribution, and a long-term, non-interest bearing loan receivable of $602,000. This investment is accounted for using the equity method of accounting. In the three months and in the six months ended September 30, 2001 the Company recognized $80,000 and $146,000 respectively of losses and during fiscal 2001, the Company recognized $278,000 of losses, which represent the Company's proportionate share of the joint ventures losses, net of the intercompany elimination.

     During the three months ended December 31, 2001, the Company terminated its distribution agreement with Delano Asia-Pacific pursuant to the terms of that agreement.

NOTE 6.  SPECIAL CHARGES

      Special charges for the three months ended December 31, 2001 include a $603,000 asset impairment charge and a $2.1 million restructuring recovery.

                                ASSET IMPAIRMENT:

      During the three months ended September 30, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $5.8 million of capital assets and $1.2 million of other assets, including the long-term, non-interest bearing loan receivable from eGlobal of $602,000, had no future value to the Company. During the three months ended December 31, 2001, the Company recorded an additional charge of $603,000 related to the actions taken during the three months ended September 30, 2001.

                              RESTRUCTURING CHARGE:

      The Company determined its restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company's senior management prepared and approved a detailed exit plan that included the termination of 102 employees, closure of certain facilities and the elimination of the ASP sales model. On April 23, 2001, the Company's senior management prepared and approved a second detailed exit plan that included the additional termination of 140 employees and closure of additional facilities. On July 3, 2001, the Company's senior management prepared and approved a third detailed exit plan that included the additional termination of 183 employees, closure of additional facilities, reduction of capital assets no longer in use and other various exit costs. During the three months ended December 31, 2001, the Company, under new management, took actions to reduce the amount of restructuring liability by negotiating settlements with existing landlords of certain restructured leased premises, by renegotiating future cost commitments on the ASP model, and a decision to retain the ASP model in future operations and various other measures. As a result of these efforts, the Company recorded a $2.1 million restructuring recovery during the three months ended December 31, 2001.

      During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.1 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States and Canada, and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. Subsequent to March 31, 2001, an additional $848,000 was accrued relating to a change in estimate for one of the facilities in the three months ended June 30, 2001 and an additional $683,000 was accrued relating to a change in estimate of future cost commitments for our ASP model during the three months ended September 30, 2001. During the three months ended December 31, 2001, a recovery of $1.7 million was accrued made up of $400,000 recovered in connection with a loan to a shareholder of an acquired company, $857,000 from the settlement or near settlement of certain lease obligations and a recovery of $435,000 related to the renegotiations of future cost commitments on the ASP model. After the adjustments above, the restructuring charge was comprised of $2.8 million for reductions in employee numbers, $2.1 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $1.2 million related to eliminating the Company's ASP sales model which has now been reinstated as part of future operations. As of December 31, 2001, $5.0 million had been paid out on the restructuring charge. Most of the remaining $1.1 million that has not yet been paid is related to lease commitments.

      In connection with the restructuring actions for the three months ended March 31, 2001, the Company terminated the employment of 102 employees, consisting of sales and marketing employees, applications development employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited a portion of its facilities in Markham, Canada and most of its offices in the United States. The Company has entered into sublease arrangements for some of its office space.

     During the three months ended June 30, 2001, the Company incurred an additional restructuring charge of $3.3 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $158,000 was accrued. After the adjustment above, the restructuring charge was comprised of $2.5 million for reductions in employee numbers, $571,000 for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments and $186,000 related to the termination of the Minerva joint venture in Denmark. As of December 31, 2001, all amounts had been paid out on the restructuring charge.

      In connection with the restructuring actions for the three months ended June 30, 2001, the Company terminated the employment of 140 employees, consisting of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 39 employees who resigned voluntarily during the three months ended June 30, 2001. At June 30, 2001, the Company had terminated all employees associated with these restructuring actions. At June 30, 2001, the Company had exited its office facilities in the United States identified in the restructuring plan.

      During the three months ended September 30, 2001, the Company incurred an additional restructuring charge of $5.7 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, Canada and Europe and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $244,000 was accrued relating mostly to settlement or near settlement of certain lease obligations. After the adjustment above, the restructuring charge was comprised of $3.7 million for reductions in employee numbers and $2.0 million for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments. As of December 31, 2001, $4.7 million had been paid out on the restructuring charge. Most of the remaining $1.0 million relates to employee termination costs and lease commitments.

      In connection with the restructuring actions for the three months ended September 30, 2001, the Company terminated the employment of 183 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 9 employees who resigned voluntarily during the three months ended September 30, 2001. At September 30, 2001, the Company had terminated all employees associated with these restructuring actions. At September 30, 2001, the Company had exited its office facilities in the United States, Canada and Europe identified in the restructuring plan.

      Restructuring charge accruals, both current and long-term, are shown separately on the condensed consolidated balance sheet at December 31, 2001. The long-term restructuring charge accrual at March 31, 2001 relates specifically to future lease payment commitments that extend beyond one year. Detail of the restructuring charges as of and for the three months ended December 31, 2001 are summarized below:

                                                    BALANCE AT       ADJUSTMENTS                       BALANCE AT
   FOURTH QUARTER 2001 RESTRUCTURING ACTIONS:   SEPTEMBER 30, 2001   (REVERSALS)      UTILIZED     DECEMBER 31, 2001
   ------------------------------------------   ------------------   -----------      --------     -----------------
   Employee related                                 $    --           $   (400)        $  (400)        $     --
   Facilities related                                 1,884               (857)            120              907
   ASP sales model related                              791               (435)            156              200
                                                    -------           --------         -------          -------
                                                    $ 2,675           $ (1,692)        $  (124)         $ 1,107
                                                    =======           ========         =======          =======

                                                    BALANCE AT       ADJUSTMENTS                      BALANCE AT
   BALANCE SHEET COMPONENTS                     SEPTEMBER 30, 2001   (REVERSALS)      UTILIZED     DECEMBER 31, 2001
   ------------------------                     ------------------   -----------      --------     -----------------
   Accounts payable                                 $    --          $     --           $   --          $    --
   Accrued liabilities                                2,675            (1,692)            (124)           1,107
                                                    -------          --------           ------          -------
                                                    $ 2,675          $ (1,692)          $ (124)           1,107
                                                    =======          ========           ======
   Less: current portion                                                                                  1,107
                                                                                                        -------
   Long-term portion                                                                                    $    --
                                                                                                        =======


                                                       BALANCE AT       ADJUSTMENTS                      BALANCE AT
    FIRST QUARTER 2002 RESTRUCTURING ACTIONS:      SEPTEMBER 30, 2001   (REVERSALS)      UTILIZED     DECEMBER 31, 2001
    ----------------------------------------       ------------------   -----------      --------     -----------------
   Employee related                                    $    156           $  (102)       $     54         $     --
   Facilities related                                        69                (2)             67               --
    Joint venture                                            75               (54)             21               --
                                                       --------           -------        --------         --------
                                                       $    300          $   (158)       $    142         $     --
                                                       ========          ========        ========         ========

                                                       BALANCE AT       ADJUSTMENTS                      BALANCE AT
    BALANCE SHEET COMPONENTS                       SEPTEMBER 30, 2001   (REVERSALS)      UTILIZED     DECEMBER 31, 2001
    ------------------------                       ------------------   -----------      --------     -----------------
   Accounts payable                                    $     --          $     --        $     --         $     --
   Accrued liabilities                                      300              (158)            142               --
                                                       --------          --------        --------         --------
                                                       $    300          $   (158)       $    142               --
                                                       ========          ========        ========
   Less: current portion                                                                                        --
                                                                                                          --------
   Long-term portion                                                                                      $     --
                                                                                                          ========

                                                          BALANCE AT      ADJUSTMENTS                      BALANCE AT
   SECOND QUARTER 2002 RESTRUCTURING ACTIONS:        SEPTEMBER 30, 2001   (REVERSALS)      UTILIZED     DECEMBER 31, 2001
   ------------------------------------------        ------------------   -----------      --------     -----------------
   Employee related                                    $    628           $     18         $    503         $   143
   Facilities related                                     1,726               (262)             634             830
                                                       --------           --------         --------         -------
                                                       $  2,354           $   (244)        $  1,137         $   973
                                                       ========           ========         ========         =======

                                                       BALANCE AT       ADJUSTMENTS                       BALANCE AT
   BALANCE SHEET COMPONENTS                        SEPTEMBER 30, 2001   (REVERSALS)      UTILIZED     DECEMBER 31, 2001
   ------------------------                        ------------------   -----------      --------     -----------------
   Accounts payable                                   $     --            $     --        $     --        $    --
   Accrued liabilities                                   2,354                (244)          1,137            973
                                                      --------            --------        --------        -------
                                                      $  2,354            $   (244)       $  1,137            973
                                                      ========            ========        ========
   Less: current portion                                                                                      973
                                                                                                          -------
   Long-term portion                                                                                      $    --
                                                                                                          =======

NOTE 7.  RELATED PARTY TRANSACTIONS

        As at September 30, 2001, accrued consulting fees payable to a director of the Company amounted to $165,000. These consulting fees were paid during the three months ended December 31, 2001.

      The Company named Vikas Kapoor as the Chief Executive Officer of the Company and certain subsidiaries of the Company effective October 5, 2001. Mr. Kapoor has served as a member of the Company's Board of Directors since July 2001. Mr. Kapoor's compensation package includes a grant of 4,230,000 Common Shares, which vest over 30 months (705,000 common shares vested upon grant and the balance vest at the rate of 117,500 common shares per month) subject to accelerated vesting in certain circumstances as set out in the Restricted Share Agreement.

NOTE 8.  RECENT ACCOUNTING PRONOUNCEMENTS

      In October 2001, FASB issued Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which retains the fundamental provisions of SFAS 121. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. SFAS 121 is effective for the Company's year commencing January 1, 2002 to be applied prospectively. The Company expects the adoption of this standard will not have a material impact on its financial position, results of operations or cash flows.

NOTE 9.  LEGAL ITEMS

     During the period from August 2 to October 1, 2001, three purported securities class action lawsuits were filed against the Company in the U.S. District Court for the Southern District of New York, Shapiro, et al. v. Delano Technology Corporation, et al., Ellis Investments Ltd, et al. v. Delano Technology Corporation, et al., and Wendy and Joe Scavuzzo, et al. v. Delano Technology Corporation, et al. The complaints also name one or more of the Company's underwriters in the Company's initial public offering and certain officers and directors of the Company. The complaints allege violations of the federal securities laws regarding statements in the Company's initial public offering registration statement concerning the underwriters' activities in connection with the underwriting of the Company's Common Shares to the public. The actions seek rescission of the plaintiff's alleged purchases of Company Common Shares and other damages and costs associated with the litigation. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 100 other companies. The Company believes it has meritorious defenses to these lawsuits and will vigorously defend itself.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of the Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 21e of the Securities Exchange Act of 1934. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors," elsewhere in this report and in our other public filings.

      The following discussion should be read in conjunction with our unaudited consolidated financial statements and the related notes appearing elsewhere in this Quarterly Report on Form 10-Q.

OVERVIEW

      From the date of our incorporation on May 7, 1998 until April 1999, we were a development stage company and had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our initial products. In May 1999, we released and sold the first commercially available version of the Delano e-Business Interaction Suite.

      To date, we have derived substantially all of our revenues from the sale of software product licenses and from the provision of professional services, including implementation, training and maintenance services. Our products have been sold primarily through our direct sales force.

      Our products are offered on a licensed basis. We license our products based on:

      - a fee for each client, which depends on the specific and individual needs of the client;

      - an additional fee, which covers installation, configuration, training and professional services; and

      - a variable component, which depends on, among other things, the number of servers and the number of optional applications and add-ons, servers and component packs purchased.

      Our cost of revenues includes the cost of product documentation, the cost of compact disks used to deliver our products, personnel-related expenses, travel costs, equipment costs and overhead costs.

      Our operating expenses are classified into four categories: sales and marketing, research and development, general and administrative, and amortization of deferred stock-based compensation.

      - Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials;

      - Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors in connection with the enhancement of existing products and quality assurance activities;

      - General and administrative expenses consist primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses; and

      - Amortization (recovery) of deferred stock-based compensation includes the amortization, over the vesting period of a stock option, of the difference between the exercise price of options granted to employees and the deemed fair market value of the options for financial reporting purposes. In addition, deferred stock-based compensation includes compensation expense arising on the issuance of options and a warrant to employees and a consultant, calculated as the difference between the exercise price of the options and warrant and the fair market value at the date of issuance. Also included in amortization of deferred stock-based compensation is compensation expense relating to an option to acquire shares of the Company issued in connection with a professional services agreement between the Company and a related corporation. The compensation expense is calculated as the difference between the exercise price of the option and the fair market value at the time the option was issued or earned. Also included in amortization of deferred stock-based compensation is compensation expense relating to the unvested options assumed in the acquisitions of Continuity and DA. In connection with the restructuring actions, the Company has recorded a recovery of deferred stock-based compensation relating to terminated employees.

     We allocate common costs based on relative headcount or other relevant measures. These allocated costs include rent and other facility-related costs for the corporate head office, communication expenses and depreciation expenses for property and equipment.

      In connection with the granting of stock options and the issuance of a warrant to our employees and a consultant, we recorded deferred stock-based compensation totaling $13.7 million through March 31, 2001. This amount represents the total difference between the exercise prices of stock options and the warrant and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted and the warrant issued. This amount is included as a component of shareholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in FASB, Interpretation No. 28. We recorded $399,000 of stock-based compensation amortization expense during the three months ended December 31, 2001 compared to $1.0 million of stock-based compensation amortization expense during the three months ended December 31, 2000. We recorded a recovery of $1.7 million of stock-based compensation amortization expense during the nine months ended December 31, 2001 compared to $3.5 million of stock-based compensation amortization expense during the nine months ended December 31, 2000. As of December 31, 2001, we had a total of $1.9 million of deferred stock-based compensation that had not been amortized. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through December 2003 of approximately $200,000 per quarter. The amortization of deferred stock-based compensation is classified as a separate component of operation expenses in our consolidated statement of operations.

      The Company named Vikas Kapoor as the Chief Executive Officer of the Company and certain subsidiaries of the Company effective October 5, 2001. Mr. Kapoor has served as a member of the Company's Board of Directors since July 2001. Mr. Kapoor's compensation package includes a grant of 4,230,000 Common Shares, which vest over 30 months (705,000 common shares vested upon grant and the balance vest at the rate of 117,500 common shares per month) subject to accelerated vesting in certain circumstances as set out in the Restricted Share Agreement.

      In our development of new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, our software development costs eligible for capitalization have been insignificant and all costs related to internal product development have been expensed as incurred.

      Special charges for the three months ended December 31, 2001 include a $603,000 asset impairment charge and a $2.1 million restructuring recovery.

                                ASSET IMPAIRMENT:

      During the three months ended September 30, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $5.8 million of capital assets and $1.2 million of other assets, including the long-term, non-interest bearing loan receivable from eGlobal of $602,000, had no future value to the Company. During the three months ended December 31, 2001, the Company recorded an additional charge of $603,000 related to the actions taken during the three months ended September 30, 2001.

                              RESTRUCTURING CHARGE:

      The Company determined its restructuring charges in accordance with Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company's senior management prepared and approved a detailed exit plan that included the termination of 102 employees, closure of certain facilities and the elimination of the ASP sales model. On April 23, 2001, the Company's senior management prepared and approved a second detailed exit plan that included the additional termination of 140 employees and closure of additional facilities. On July 3, 2001, the Company's senior management prepared and approved a third detailed exit plan that included the additional termination of 183 employees, closure of additional facilities, reduction of capital assets no longer in use and other various exit costs. During the three months ended December 31, 2001, the Company, under new management, took actions to reduce the amount of restructuring liability by negotiating settlements with existing landlords of certain restructured leased premises, by renegotiating future cost commitments on the ASP model, and a decision to retain the ASP model in future operations and various other measures. As a result of these efforts, the Company recorded a $2.1 million restructuring recovery during the three months ended December 31, 2001.

     During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.1 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States and Canada, and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. Subsequent to March 31, 2001, an additional $848,000 was accrued relating to a change in estimate for one of the facilities in the three months ended June 30, 2001 and an additional $683,000 was accrued relating to a change in estimate of future cost commitments for our ASP model during the three months ended September 30, 2001. During the three months ended December 31, 2001, a recovery of $1.7 million was accrued made up of $400,000 recovered in connection with a loan to a shareholder of an acquired company, $857,000 from the settlement or near settlement of certain lease obligations and a recovery of $435,000 related to the renegotiations of future cost commitments on the ASP model. After the adjustments above, the restructuring charge was comprised of $2.8 million for reductions in employee numbers, $2.1 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $1.2 million related to eliminating the Company's ASP sales model which has now been reinstated as part of future operations. As of December 31, 2001, $5.0 million had been paid out on the restructuring charge. Most of the remaining $1.1 million that has not yet been paid is related to lease commitments.

      In connection with the restructuring actions for the three months ended March 31, 2001, the Company terminated the employment of 102 employees, consisting of sales and marketing employees, applications development employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited a portion of its facilities in Markham, Canada and most of its offices in the United States. The Company has entered into sublease arrangements for some of its office space.

      During the three months ended June 30, 2001, the Company incurred an additional restructuring charge of $3.3 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $158,000 was accrued. After the adjustment above, the restructuring charge was comprised of $2.5 million for reductions in employee numbers, $571,000 for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments and $186,000 related to the termination of the Minerva joint venture in Denmark. As of December 31, 2001, all amounts had been paid out on the restructuring charge.

      In connection with the restructuring actions for the three months ended June 30, 2001, the Company terminated the employment of 140 employees, consisting of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 39 employees who resigned voluntarily during the three months ended June 30, 2001. At June 30, 2001, the Company had terminated all employees associated with these restructuring actions. At June 30, 2001, the Company had exited its office facilities in the United States identified in the restructuring plan.

      During the three months ended September 30, 2001, the Company incurred an additional restructuring charge of $5.7 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, Canada and Europe and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $244,000 was accrued relating mostly to settlement or near settlement of certain lease obligations. After the adjustment above, the restructuring charge was comprised of $3.7 million for reductions in employee numbers and $2.0 million for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments. As of December 31, 2001, $4.7 million had been paid out on the restructuring charge. Most of the remaining $1.0 million relates to employee termination costs and lease commitments.

      In connection with the restructuring actions for the three months ended September 30, 2001, the Company terminated the employment of 183 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 9 employees who resigned voluntarily during the three months ended September 30, 2001. At September 30, 2001, the Company had terminated all employees associated with these restructuring actions. At September 30, 2001, the Company had exited its office facilities in the United States, Canada and Europe identified in the restructuring plan.

     We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as being a good indication of our future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. Although we have experienced significant revenue growth recently, this trend may not be sustainable. Furthermore, we may not achieve or maintain profitability in the future.

RESULTS OF OPERATIONS

Three months and nine months ended December 31, 2001 compared to three months and nine months ended December 31, 2000.

      Revenues. Total revenues for the three months ended December 31, 2001 were $4.2 million compared to $9.3 million for the three months ended December 31, 2000. In the three months ended December 31, 2001, license revenues accounted for $2.5 million or 61.1% of total revenues. In the three months ended December 31, 2000, license revenues accounted for $8.0 million, or 86.7% of total revenues. Total revenues for the nine months ended December 31, 2001 were $11.2 million compared to $23.3 million for the nine months ended December 31, 2000. In the nine months ended December 31, 2001, license revenues accounted for $5.8 million or 52.0% of total revenues. In the nine months ended December 31, 2000, license revenues accounted for $20.4 million, or 87.5% of total revenues.

      Service revenues, including maintenance and services fees, accounted for $1.6 million, or 38.9% of revenues for the three months ended December 31, 2001, compared to $1.2 million or 13.3% of total revenues for the three months ended December 31, 2000. Service revenues, including maintenance and services fees, accounted for $5.4 million, or 48.0% of revenues for the nine months ended December 31, 2001, compared to $2.9 million or 12.5% of total revenues for the nine months ended December 31, 2000.

      Approximately 52.9% of our total revenues were generated in the United States, 13.2% were generated in Canada and 33.9% were generated elsewhere in the three months ended December 31, 2001, compared to 81.5%, 8.9% and 9.6% respectively, for the three months ended December 31, 2000. Approximately 67.0% of our total revenues were generated in the United States, 18.9% were generated in Canada and 14.1% were generated elsewhere in the nine months ended December 31, 2001, compared to 69.1%, 17.1% and 13.8% respectively, for the nine months ended December 31, 2000.

      Cost of revenues. Cost of license revenues was $181,000 or 4.3% of total revenues for the three months ended December 31, 2001 compared to $89,000 for the three months ended December 31, 2000 or 1.0% of total revenues. Cost of service revenues was $970,000, or 23.3% of total revenues for the three months ended December 31, 2001 compared to $1.4 million for the three months ended December 31, 2000, or 15.5% of total revenues. Cost of license revenues was $567,000 or 5.1% of total revenues for the nine months ended December 31, 2001 compared to $270,000 for the nine months ended December 31, 2000 or 1.2% of total revenues. Cost of service revenues was $3.8 million, or 34.4% of total revenues for the nine months ended December 31, 2001, compared to $3.4 million for the nine months ended December 31, 2001, or 14.6% of total revenues.

      We anticipate that cost of service revenues will remain relatively constant in absolute dollars. We anticipate that the cost of license revenues will be a smaller proportion of license revenues.

      Sales and marketing. Sales and marketing expenses decreased to $2.1 million or 50.4% of revenues for the three months ended December 31, 2001 from $13.6 million or 147.1% of revenues for the three months ended December 31, 2000. Sales and marketing expenses decreased to $11.7 million or 104.4% of revenues for the nine months ended December 31, 2001 from $35.1 million or 150.7% of revenues for the nine months ended December 31, 2000. This decrease was attributable primarily to the reduction of sales and marketing personnel and lower marketing costs due to reduced promotional activities. We anticipate that sales and marketing expenses will remain relatively constant in the next few quarters.

      Research and development. Research and development expenses decreased to $1.0 million or 24.2% of revenues for the three months ended December 31, 2001 from $6.1 million or 66.1% of revenues for the three months ended December 31, 2000. Research and development expenses decreased to $7.3 million or 65.0% of revenues for the nine months ended December 31, 2001 from $12.3 million or 52.7% of revenues for the nine months ended December 31, 2000. This decrease was attributable primarily to the reduction of product development and related services personnel and to decreased consulting and recruiting costs. We anticipate that research and development expenses will remain constant in absolute dollars, and will reduce as a percentage of total revenues from period to period as we have reduced research and development personnel.

      General and administrative. General and administrative expenses decreased to $670,000 or 16.1% of revenues for the three months ended December 31, 2001 from $1.4 million or 15.0% of revenues for the three months ended December 31, 2000. General and administrative expenses decreased to $2.6 million or 23.0% of revenues for the nine months ended December 31, 2001 from $3.5 million or 15.2% of revenues for the nine months ended December 31, 2000. The decrease is due primarily to the reduction of administrative personnel, decreased consulting costs and to lower facilities-related expenses necessary to support our growth. We expect that general and administrative expenses will remain constant in absolute dollars as we have reduced personnel and related costs.

      Amortization of goodwill and identifiable intangibles. On September 26, 2000, the Company completed its acquisition of Continuity. As a result of the acquisition, $19.4 million was allocated to goodwill, and identifiable intangibles. This amount was being amortized on a straight-line basis over a period of three years for identifiable intangibles, and five years for goodwill from October 1, 2000. On October 16, 2000, the Company completed its acquisition of DA. As a result of the acquisition, $94.2 million was allocated to goodwill and identifiable intangibles. This amount was being amortized from October 16, 2000 on a straight-line basis over a period of three years for identifiable intangibles and five years for goodwill.

      Specific events and changes in circumstances indicated that these long lived assets were not recoverable, as determined based on the undiscounted cash flows of the acquired business. In accordance with the Company's policy, the carrying value has been reduced to net realizable value. For the three months ended March 31, 2001, goodwill and identifiable intangibles were reduced by approximately $97.0 million. For the three months ended June 30, 2001, goodwill was reduced by a further $4.9 million. For the three months ended December 31, 2001, there is no amortization of goodwill and identifiable intangibles.

      Amortization of deferred stock-based compensation. We incurred a charge of $399,000 or 9.6% of revenues in the three months ended December 31, 2001 compared to a charge of $1.0 million or 10.8% of revenues for the three months ended December 31, 2000. We incurred a recovery of $1.7 million or 15.6% of revenues in the nine months ended December 31, 2001 compared to a charge of $3.5 million or 14.9% of revenues for the nine months ended December 31, 2000. The charge is related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant and the recovery is related to the unvested options of terminated employees from the restructuring actions.

      Interest and other income, net. Interest and other income, net for the three months ended December 31, 2001 was $35,000, compared to the three months ended December 31, 2000 at $926,000. Interest and other income, net for the nine months ended December 31, 2001 was $598,000, compared to the nine months ended December 31, 2000 at $3.9 million. Interest and other income reflects the interest earned on the cash and cash equivalents balance arising from our special warrant offering in September 1999 and our initial public offering in February 2000. The decrease in interest and other income reflects lower cash balances and lower interest rates.

      Provision for income taxes. A deferred tax asset of $28.5 million existed as of December 31, 2001 compared to $15.3 million at December 31, 2000. A full valuation allowance was recorded against the deferred tax asset because it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially the entire deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the non-transferable nature of the deferred tax asset under certain conditions.

Three and nine months ended December 31, 2000 compared to the three and nine months ended December 31,1999.

      Revenues. Total revenues for the three months ended December 31, 2000 were $9.3 million, compared to $2.9 million for the three months ended December 31, 1999. License revenues accounted for $8.0 million, or 86.7% of total revenues for the three months ended December 31, 2000, compared with $2.7 million or 93.8% for the three months ended December 31, 1999. Total revenues for the nine months ended December 31, 2000 were $23.3 million, compared to $5.4 million for the nine months ended December 31, 1999. License revenues accounted for $20.4 million, or 87.5% of total revenues for the nine months ended December 31, 2000, compared with $5.1 million or 94.5% for the nine months ended December 31, 1999.

      Service revenues, including maintenance and services fees, accounted for the remaining $1.2 million or 13.3% of total revenues for the three months ended December 31, 2000, compared with $183,000 or 6.2% for the three months ended December 31, 1999. Service revenues, including maintenance and services fees, accounted for the remaining $2.9 million or 12.5% of total revenues for the nine months ended December 31, 2000, compared with $296,000 or 5.5% for the nine months ended December 31, 1999.

      Approximately 81.5% (1999 - 61.5%) of our total revenues were generated in the United States, 8.9% (1999 - 38.5%) were generated in Canada and 9.6% (1999 - 0.0%) were generated elsewhere in the three months ended December 31, 2000. Approximately 69.1% (1999 - 68.4%) of our total revenues were generated in the United States, 17.1% (1999 - 31.3%) were generated in Canada and 13.8% (1999 - 0.3%) were generated elsewhere in the nine months ended December 31, 2000.

      Cost of revenues. Cost of product revenues was $89,000 for the three months ended December 31, 2000 or 1.0% of total revenues, compared with $14,000 or 0.5% for the three months ended December 31, 1999. Cost of service revenues was $1.4 million for the three months ended December 31, 2000, or 15.5% of total revenues, compared with $321,000, or 11.0% of total revenues for the three months ended December 31, 1999. Cost of product revenues was $270,000 for the nine months ended December 31, 2000 or 1.2% of total revenues, compared with $20,000 or 0.4% for the nine months ended December 31, 1999. Cost of service revenues was $3.4 million for the nine months ended December 31, 2000, or 14.6% of total revenues, compared with $701,000, or 13.1% of total revenues for the nine months ended December 31, 1999.

      We anticipate that cost of service revenues will increase in absolute dollars, but at a slower rate than previous quarters as we continue to hire additional services personnel, but decrease proportionately as a percentage of service revenues. We anticipate that the cost of product revenues will increase proportionately with increases in product revenues.

      Sales and marketing. Sales and marketing expenses increased to $13.6 million for the three months ended December 31, 2000, or 147.2% of total revenues, compared with $3.4 million or 117.4% of total revenues for the three months ended December 31, 1999. Sales and marketing expenses increased to $35.1 million for the nine months ended December 31, 2000, or 150.7% of total revenues, compared with $5.5 million or 101.8% of total revenues for the nine months ended December 31, 1999. This increase was attributable primarily to the addition of sales and marketing personnel and higher marketing costs due to expanded promotional activities.

      Research and development. Research and development expenses increased to $6.1 million for the three months ended December 31, 2000, or 66.1% of total revenues, compared with $1.1 million, or 36.0% of total revenues for the three months ended December 31, 1999. Research and development expenses increased to $12.3 million for the nine months ended December 31, 2000, or 52.8% of total revenues, compared with $2.2 million, or 41.9% of total revenues for the nine months ended December 31, 1999. This increase was attributable primarily to the addition of product development and related services personnel and to increased consulting and recruiting costs.

      As a Canadian Controlled Private Corporation or ("CCPC"), we qualified for certain investment tax credits under the Income Tax Act (Canada) on eligible research and development expenditures. Prior to our initial public offering, refundable investment tax credits, which result in cash payments to us, have been recorded at a rate of 35% of eligible current and capital research and development expenditures. Prior to our initial public offering, we were entitled to an investment tax credit at these rates for the first Cdn$2.0 million (approximately $1.4 million) of eligible research and development expenditures and a further investment tax credit at the rate of 20% of eligible research and development expenditures in excess of Cdn$2.0 million. Investment tax credits on current expenditures earned at the 35% rate are fully refundable to CCPCs. Investment tax credits earned by a CCPC on capital expenditures at the 35% rate are refundable at a rate of 40% of the amount of the credit. We will earn investment tax credits at a rate of 20% of eligible current and capital research and development expenditures made after our initial public offering. While a portion of investment tax credits earned as a CCPC are refundable, investment tax credits earned after our initial public offering may only be used to offset income taxes otherwise payable.

      General and administrative. General and administrative expenses increased to $1.4 million, or 15.1% of total revenues for the three months ended December 31, 2000, compared to $355,000, or 12.1% of total revenues for the three months ended December 31, 1999. General and administrative expenses increased to $3.5 million, or 14.9% of total revenues for the nine months ended December 31, 2000, compared to $767,000, or 14.3% of total revenues for the nine months ended December 31, 1999. The increase is due primarily to the addition of administrative personnel, increased consulting costs and to higher facilities-related expenses necessary to support our growth.

     Amortization of goodwill and identifiable intangibles. On September 26, 2000, the Company completed its acquisition of Continuity. As a result of the acquisition, $19.4 million was allocated to goodwill, and identifiable intangibles. This amount is being amortized on a straight-line basis over a period of three years for identifiable intangibles, and five years for goodwill from October 1, 2000. For the three months and nine months ended December 31, 2000, $1.0 million (1999 - nil) of goodwill amortization was recorded. On October 16, 2000, the Company completed its acquisition of DA. As a result of the acquisition, $94.2 million was allocated to goodwill and identifiable intangibles. This amount is being amortized on a straight-line basis over a period of three years for identifiable intangibles and five years for goodwill from October 16, 2000. For the three months and nine months ended December 31, 2000, $4.1 million (1999 - nil) of goodwill amortization was recorded.

      Amortization of deferred stock-based compensation. We incurred a charge of $1.0 million for the three months ended December 31, 2000, compared to $451,000 for the three months ended December 31, 1999 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant. We incurred a charge of $3.5 million for the nine months ended December 31, 2000, compared to $769,000 for the nine months ended December 31, 1999 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

      In-process research and development. In connection with the acquisition of Continuity and DA, net intangibles of $429,000 were allocated to in-process research and development. The fair value allocation to in-process research and development was determined by identifying the research projects for which technical feasibility has not been achieved and which have no alternative future use at the acquisition date, assessing the stage and expected date of completion of the research and development effort at the acquisition date, and calculating the net present value of the cash flows expected to result from the successful deployment of the new technology resulting from the in-process research and development effort.

      The stages of completion were determined by estimating the costs and time incurred to date relative to the costs and time incurred to develop the in-process technology into a commercially viable technology or product, while considering the relative difficulty of completing various tasks and obstacles necessary to attain technological feasibility.

      The estimated net present value of cash flows was based on incremental future cash flows from revenues expected to be generated by the technologies in the process of development, taking into account the characteristics and applications of the technologies, the size and growth rate of existing and future markets and an evaluation of past and anticipated technology and product life cycles. Estimated net future cash flows included allocations of operating expenses and income taxes but excluded the expected completion costs of the in-process projects, and were discounted to arrive at a net present value. The discount rate included a factor that took into account the uncertainty surrounding the successful deployment of in-process technology projects. This net present value was allocated to in-process research and development based on the percentage of completion at the acquisition date.

      Interest and other income, net. Interest and other income, net for the three months ended December 31, 2000 was $926,000, compared to $178,000 for the three months ended December 31, 1999. Interest and other income, net for the nine months ended December 31, 2000 was $3.9 million, compared to $354,000 for the nine months ended December 31, 1999. Interest and other income, net reflects the interest earned on the cash and cash equivalents balance arising from our special warrant offering in June 1999 and our initial public offering in February 2000.

      Provision for income taxes. A deferred tax asset of $15.3 million existed as of December 31, 2000. A full valuation allowance was recorded against the deferred tax asset because it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially all of the deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the nontransferable nature of the deferred tax asset under certain conditions.

LIQUIDITY AND CAPITAL RESOURCES

      Since the date of incorporation, we have raised an aggregate of $3.4 million through private placements of special shares. We have raised $14.4 million, net of the agents' commission and offering expenses, through a private placement of special warrants in June 1999. We have also raised $103.4 million, net of agents' commissions and offering expenses through our initial public offering in February 2000.

      Our operating activities used cash of $23.0 million for the nine months ended December 31, 2001 and cash of $29.2 million for the nine months ended December 31, 2000. Our negative operating cash flow resulted principally from the net losses that we incurred during these periods. The Company has taken restructuring actions in January, April and July 2001 to reduce expenses.

      Our financing activities provided cash of $128,000 in the nine months ended December 31, 2001 and used cash of $831,000 in nine months ended December 31, 2000, mostly related to payments on capital leases net of receipts from issuance of common shares and warrants.

      Our investing activities, consisting of the purchase or sale of computer equipment, software, furniture and equipment, net of the purchase or sale of short-term investments used cash of $160,000 during the nine months ended December 31, 2001 and used cash of $1.9 million in nine months ended December 31, 2000.

      In March 1999, we obtained a lease line of credit from a Canadian chartered bank to purchase equipment and furniture. Approximately $89,000 was outstanding as of December 31, 2001. The ceiling on the lease line of credit is Cdn$1,000,000 (approximately $640,000). The lease line of credit is not collateralized with cash for the amount of the line that is used for leasing equipment.

      Our capital requirements depend on a number of factors. In January, April and July 2001, the Company completed restructurings of its operations to reduce the cost of operating the business and expects quarterly expenses to be less than or equal to the quarter ended December 31, 2001. The Company will also have to pay out certain obligations related to these restructurings. We expect to continue to devote resources to continue our research and development efforts, our sales, support efforts, and marketing efforts. Our expenditures have increased substantially since the date of incorporation, but we anticipate that capital expenditures and quarterly expenses will decrease or stay the same in absolute dollars compared to the December 31, 2001 quarter.

      At December 31, 2001, we had cash and cash equivalents and short-term investments aggregating $12.6 million. We believe based on current forecasts that our current cash and cash equivalents and short-term investments are sufficient to fund our operations and pay out our obligations as a result of our restructurings for at least the next 12 months. If cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

      Pursuant to recent accounting guidance to disclose significant accounting policies and business practices that are deemed to be important to the Company's financial condition, the Company has made the following disclosures:

      The preparation of consolidated financial statements requires Delano to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Delano evaluates its estimates, including those related to revenue recognition, bad debts, investments, intangible assets, income taxes, restructuring, and contingencies and litigation. Delano bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

      Revenue recognition - We recognize our software license revenues in accordance with the American Institute of Certified Public Accountants, or ("AICPA"), Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and related amendments and interpretations contained in the AICPA's SOP 98-9. We generally recognize revenues allocated to software licenses upon delivery of the software products, when all of the following conditions have been met:

      -  persuasive evidence of an arrangement exists;

      -  the license fee is fixed or determinable; and

      -  collectibility of the license fee is probable.

     Because substantially all of our software license agreements include related maintenance services, these agreements are multiple-element arrangements. We allocate the fees in multiple-element arrangements based on the respective value for each element, with maintenance being allocated typically at 18% of license revenue but not in all cases. Delivery of the software generally is deemed to occur upon shipment of the software unless customers are provided the opportunity to return the products. Revenues are recognized only when all refund obligations have expired. In situations where we provide online offerings, delivery of the software occurs upon initiation of the online offerings. Revenues from maintenance and support services and online offerings are recognized ratably over the related contractual period. Revenues related to installation and integration services are recognized on a time and material basis as such services are provided.

      Restructuring charges (recovery) - The Company determined its restructuring charges (recovery) in accordance with Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs.

      All restructuring related charges involved estimates based on information available at the time the accrual was made. Actual results may differ from these estimates under different assumptions or conditions.

RECENT ACCOUNTING PRONOUNCEMENT

      In October 2001, FASB issued Statement No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", which retains the fundamental provisions of SFAS 121. Statement 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. SFAS 121 is effective for the Company's year commencing January 1, 2002 to be applied prospectively. The Company expects the adoption of this standard will not have a material impact on its financial position, results of operations or cash flows.

                                  RISK FACTORS

      Our future operating results may vary substantially from period to period. The price of our Common Shares will fluctuate in the future, and an investment in our Common Shares is subject to a variety of risks, including but not limited to the specific risks identified below. Inevitably, some investors in our securities will experience gains while others will experience losses depending on the prices at which they purchase and sell securities. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth herein. This Quarterly Report on Form 10-Q contains forward-looking statements that are not historical facts but rather are based on current expectations, estimates and projections about our business and industry, our beliefs and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in this section and elsewhere in this Quarterly Report on Form 10-Q. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Readers are cautioned not to place undue reliance on forward-looking statement, which reflect our management's view only as of the date of this Quarterly Report on Form 10-Q.

RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS AND FORECAST OUR FUTURE OPERATING RESULTS.

      We were incorporated on May 7, 1998, and we first recorded revenues in the quarter ended June 30, 1999. We are still in the early stages of our development and have a limited operating history, making it difficult to evaluate our business and prospects. As a result of our limited operating history, it is difficult or impossible for us to predict future operating results. For example, we cannot forecast operating expenses based on our historical results because our historical results are limited and we, to some extent, forecast expenses based on future revenue projections. Moreover, due to our limited operating history, any evaluation of our business and prospects must be made in light of the risks and uncertainties often encountered by early-stage companies in internet-related markets. Many of these risks are discussed in the sub-headings below, and include our ability to execute our product development activities, implement our sales and marketing initiatives, both domestically and internationally, and attract more clients. We may not successfully address any of these risks.

FACTORS RELATING TO OUR BUSINESS MAKE OUR FUTURE OPERATING RESULTS UNCERTAIN, AND MAY CAUSE THEM TO FLUCTUATE FROM PERIOD TO PERIOD.

      Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter, particularly because our products and services are relatively new and our prospects are uncertain. If our quarterly revenues or operating results fall below the expectations of investors, the price of our Common Shares could decline substantially. Factors that might cause quarterly fluctuations in our operating results include the risk factors described in the sub-headings below as well as the following:

      -  the timing of new releases of our products;

      - changes in our pricing policies or those of our competitors, including the extent to which we may need to offer discounts to match competitors' pricing;

      - the mix of sales channels through which our products and services are sold;

      -  the mix of our domestic and international sales;

      -  costs related to the customization of our products;

      - our ability to expand our operations, and the amount and timing of expenditures related to this expansion;

      -  any costs or expenses related to our move to new corporate offices;
         and

      - our operating results may also be affected by the following factors over which we have little or no control:

      - the evolving and varying demand for interaction-based software products and services for e-businesses, particularly our products and services;

      - the discretionary nature of our client's purchasing and budgetary cycles;

      - the timing of execution of large contracts that materially affect our operating results; and

      - global economic conditions, as well as those specific to large enterprises with high e-mail volume.

OUR OPERATING EXPENSES ARE RELATIVELY FIXED, WHICH WOULD CAUSE OUR OPERATING RESULTS TO VARY FROM PERIOD TO PERIOD.

      Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if total revenues for a particular quarter are below our expectations, we cannot proportionately reduce operating expenses for that quarter. Therefore, this revenue shortfall would have a disproportionate effect on our operating results for that quarter.

WE HAVE A HISTORY OF LOSSES, WE MAY INCUR LOSSES IN THE FUTURE.

      Since we began operations in May 1998, we have incurred substantial operating losses in every quarter. As a result of accumulated operating losses, as of December 31, 2001, we had an accumulated deficit of $206.6 million. For the nine months ended December 31, 2001, we had a net loss of $34.2 million, or 306.3% of total revenues for that period. Our revenue in recent periods has been from a limited base of clients, and we may not be able to sustain our revenue. We expect to decrease our operating expenses as part of our restructuring efforts. We may experience losses and negative cash flow, even if sale of our products and services continues to grow, and we may not generate sufficient revenues to achieve profitability in the future.

OUR BUSINESS IS IMPACTED BY THE SLOWDOWN IN ECONOMIC CONDITIONS.

      As a result of recent unfavorable economic conditions and reduced capital spending, software licensing revenues have declined as a percentage of our total revenues. In particular, revenues were impacted during the first and second fiscal quarter of 2002. If the economic conditions in the United States worsen, or if a wider global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition.

      We have taken and expect to continue to take remedial measures to address the recent slowdown in the market for our products that could have long-term effects on our business.

      In particular, we have reduced our workforce, frozen hiring, and reduced our planned capital expenditure and expense budgets. These measures will reduce our expenses in the face of decreased revenues due to decreased customer orders. However, each of these measures and any additional measures taken in the future to contain expenditures could have long-term effects on our business by reducing our pool of technical talent, decreasing or slowing improvements in our products, and making it more difficult for us to respond to customers.


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WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO SUSTAIN OUR BUSINESS, WHICH WE MAY
NOT BE ABLE TO DO.

      Our future liquidity and capital requirements are difficult to predict because they depend on numerous factors, including the success of our existing and new service offerings as well as competing technological and market developments. As a result, we may not be able to generate sufficient cash from our operations to meet additional working capital requirements, support additional capital expenditures or take advantage of acquisition opportunities. Accordingly, we may need to raise additional capital in the future. Our ability to obtain additional financing will be subject to a number of factors, including market conditions and our operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive for us. We believe based on current forecasts that our current cash and cash equivalents are sufficient to fund our operations and pay out our obligations as a result of our restructurings for at least the next 12 months. If cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted or the new investors could obtain terms more favorable than previous investors. If we raise additional funds through debt financing, we could incur significant borrowing costs. If we are unable to raise additional funds when needed, our ability to sustain our business could be impeded.

WE ARE DEPENDENT UPON A LIMITED NUMBER OF CLIENTS, AND A LOSS OF ANY OF THESE CLIENTS OR A REDUCTION, DELAY OR CANCELLATION IN ORDERS FROM THESE CLIENTS COULD HARM OUR BUSINESS.

     To date, a significant portion of the total revenues has been derived from sales to a small number of clients. In the three months ended December 31, 2001, two customers accounted for 26% and 18% of our total revenues, respectively. We expect that we will continue to be dependent upon a limited number of clients for a significant portion of our revenue in future periods. There can be no assurance that our existing clients or any future clients will continue to use our products. A reduction, delay or cancellation in orders from our clients, including reductions or delays due to market, economic or competitive conditions, could have a materially adverse effect on our business, operating results and financial condition.

DIFFICULTIES IN IMPLEMENTING OUR PRODUCTS COULD HARM OUR BUSINESS.

      Our success depends upon the ability of our staff and our clients to implement our products. This implementation typically involves working with sophisticated software, computing and communications systems. If we experience implementation difficulties or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project than anticipated. Some clients may also require us to develop customized features or capabilities. If new or existing clients require more time to deploy our products than is originally anticipated, or require significant amounts of our professional services support or customized features, our revenue recognition could be further delayed and our costs could increase, causing increased variability in our operating results.

OUR PRODUCTS AND SERVICES MAY NOT BE ACCEPTED BY THE MARKETPLACE.

      Of our total revenues of $4.2 million for the three months ended December 31, 2001, $2.6 million were derived from licenses of our products and $1.6 million was from related services. We are not certain that our target clients will widely adopt and deploy our products and services. Our future financial performance will depend on the successful development, introduction and client acceptance of new and enhanced versions of our products. In the future, we may not be successful in marketing our products and services or any new or enhanced products.

WE EXPECT TO DEPEND ON SALES OF OUR DELANO INTERACTION SERVER AND APPLICATIONS FOR A SUBSTANTIAL MAJORITY OF OUR REVENUES FOR THE FORESEEABLE FUTURE.

      In the three months ended December 31, 2001, we derived most of our revenues from licenses of our Delano Interaction Server and applications. Although we have added a new product offering, we expect to continue to derive a substantial majority of our revenues from sales of the Delano Interaction Server and applications for the foreseeable future. Implementation of our strategy depends on our products being able to solve the communication needs of businesses engaging in commercial transactions over the internet or having an internet presence. If current or future clients are not satisfied with our products, our business and operating results could be seriously harmed.


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WE MUST CONTINUE TO DEVELOP ENHANCEMENTS TO OUR PRODUCTS AND NEW APPLICATIONS
AND FEATURES THAT RESPOND TO THE EVOLVING NEEDS OF OUR CLIENTS, RAPID TECHNOLOGICAL CHANGE AND ADVANCES INTRODUCED BY OUR COMPETITORS.

      Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. The market for e-business communications software is characterized by:

      -  rapid technological change;

      -  frequent new product introductions;

      -  changes in customer requirements; and

      -  evolving industry standards.

      Our products are designed to work on, or interoperate with, a variety of operating systems used by our clients. However, our software may not operate correctly on evolving versions of operating systems, or the hardware upon which, or with which, they are intended to run or interoperate, programming languages, databases and other systems that our clients use. If we cannot successfully develop these products in response to client demands or improve our existing products to keep pace with technological changes, our business could suffer.

      We must continually improve the performance, features and reliability of our products, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing software and to develop new services, functionality and technologies that address the increasingly sophisticated and varied needs of our prospective clients. If we do not properly identify the feature preferences of prospective clients, or if we fail to deliver features that meet the requirements of these clients on a timely basis, our ability to market our products successfully and to increase our revenues will be impaired.

DELAYS IN INTRODUCING NEW AND ENHANCED PRODUCTS COULD HARM OUR BUSINESS.

      The development of proprietary technologies and necessary service enhancements entail significant technical and business risks and requires substantial expenditures and lead time. If we experience product delays in the future we may face:

      -  customer dissatisfaction;

      -  cancellation of orders and license agreements;

      -  negative publicity;

      -  loss of revenues;

      -  slower market acceptance; and

      -  legal action by clients against us.

      In the future, our efforts to remedy product delays may not be successful and we may lose clients as a result. Delays in bringing to market new products or product enhancements could be exploited by our competitors. If we were to lose market share as a result of lapses in our product development, our business would suffer.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

      The market for our products and services is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share. The market for e-business communications software is new and intensely competitive. There are no substantial barriers to entry in this emerging market segment, and we expect established or new entities to enter this market segment in the near future.


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


      We currently face competition for our products principally from systems designed by in-house and third-party development efforts. In addition, some of our competitors who currently offer licensed software products are now beginning to offer online offerings, which involve providing software on a rental basis hosted on the hardware of an application service provider, or ASP. We currently do not offer online offerings in any material way.

      Our competitors include companies providing software that is focused on operational and analytical CRM, such as Kana/Broadbase, e.Piphany, and Xchange Applications. We believe competition will increase as our current competitors increase the sophistication of their offerings and as new participants enter the market.

      Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we do. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. We may lose potential clients to competitors for various reasons, including the ability or willingness of our competitors to offer lower prices and other incentives that we cannot match. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition may increase as a result of industry consolidations. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

THE DELANO INTERACTION SERVER ENABLES THIRD PARTIES TO DEVELOP APPLICATIONS THAT COMPETE WITH OUR APPLICATIONS.

      Third parties have the ability to develop their own applications on top of the Delano Interaction Server. The applications of these third parties could compete with products developed by us or services which we offer now or will offer in the future. If our target clients do not widely adopt and purchase our products, or if third parties compete with applications developed by us, our business would suffer.

FAILURE TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

     Competition for these individuals is intense in our industry, particularly in the Toronto area where we are headquartered, and there are a limited number of experienced people available with the necessary technical skills. Our ability to increase revenues in the future depends considerably upon our success in retaining and in some cases recruiting additional direct sales personnel and the success of the direct sales force. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than we anticipate. We also are substantially dependent upon our ability to develop new products and enhance existing products, and we may not be able to retain highly qualified research and development personnel. Similarly, our failure to attract and retain the highly trained personnel that are integral to our professional services group, which is responsible for the implementation and customization of, and technical support for, our products and services, may limit the rate at which we can develop and install new products or product enhancements, which would harm our business.

FAILURE TO INTEGRATE OUR EXECUTIVE TEAM MAY INTERFERE WITH OPERATIONS.

      Our executive team has largely been hired in the past two years. To integrate into our company, these individuals must spend a significant amount of time developing interpersonal relationships and learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted, and may continue to result, in some disruption of our ongoing operations.

OUR FUTURE REVENUE GROWTH COULD BE IMPAIRED IF WE ARE UNABLE TO DEVELOP ADDITIONAL DISTRIBUTION CHANNELS FOR OUR PRODUCTS.

      We believe that our success in penetrating our target markets depends in part on our ability to enter into agreements with established third-party distribution companies, consulting organizations and software vendors relating to the distribution of our products. We have entered into non-exclusive distribution agreements with various parties, including Nortel Networks, Deloitte Consulting and PricewaterhouseCoopers. Since these agreements are non-exclusive and normally terminable without penalty on short notice, some third parties may choose to discontinue working with us or may decide to work with our competitors. We derive revenues from these agreements through the sale of licenses. We may not be able to derive significant revenues in the future from these agreements.


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


WE HAVE COMPLETED TWO ACQUISITIONS, AND THOSE ACQUISITIONS MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND MANAGEMENT DUE TO DIFFICULTIES IN ASSIMILATING PERSONNEL AND OPERATIONS.

       We may not realize the benefits from the acquisitions we have completed. In September 2000, we acquired Continuity, and in October 2000, we acquired DA. In July, 2001 we completed a restructuring of our operations that resulted in a reduction of many of the employees from the acquired companies. We may not be able to successfully assimilate the remaining personnel, operations, acquired technology and products into our business. This is particularly difficult since DA's operation is located in Kansas while we are headquartered in Markham, Canada. Key personnel from the acquired companies may in the future decide that they do not want to work for us. In addition, products of these companies will have to be integrated into our products, and it is uncertain whether we may accomplish this easily or at all. These difficulties could disrupt our ongoing business, distract management and employees or increase expenses. Acquisitions are inherently risky and we may also face unexpected costs, which may adversely affect operating results in any quarter.

THE ACQUISITIONS OF CONTINUITY AND DIGITAL ARCHAEOLOGY INTO OUR COMPANY COULD ADVERSELY AFFECT OUR COMBINED FINANCIAL RESULTS.

       If the benefits of the acquisitions of Continuity and DA into our company do not exceed the costs associated with these acquisitions, including any dilution to our stockholders resulting from the issuance of shares in connection with the acquisitions, our financial results, including earnings per share, could be adversely affected.

IF WE ACQUIRE ADDITIONAL COMPANIES, PRODUCTS OR TECHNOLOGIES, WE MAY FACE RISKS SIMILAR TO THOSE FACED IN OUR OTHER ACQUISITIONS.

      If we are presented with appropriate opportunities, we may make other investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any other acquisition or investment. If we acquire another company, we will likely face the same risks, uncertainties and disruptions as discussed above with respect to our other acquisitions. Furthermore, we may have to incur debt or issue equity securities to pay for any additional future acquisitions or investments, the issuance of which could be dilutive to our company or our existing stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

WE MAY SEEK TO GROW BY MAKING ACQUISITIONS AND WE MAY NOT BE ABLE TO SUCCESSFULLY COMPLETE ANY ACQUISITIONS WE UNDERTAKE OR INTEGRATE ANY ACQUIRED BUSINESS WITH OUR OWN.

      We may consider other investments in complementary companies, products or technologies. If we undertake such an acquisition or investment, we may not realize the anticipated benefits. If we buy a company, we may not be able to successfully assimilate the acquired personnel, operations, technology and products into our business. In particular, we will need to assimilate and retain key technical, professional services, sales and marketing personnel. In addition, acquired products or technology will have to be integrated into our products and technology, and it is uncertain whether we may accomplish this. These difficulties could disrupt our ongoing business, distract our management and employees or increase our expenses. In connection with a merger, or acquisition for shares, the issuance of these securities may be dilutive to our existing shareholders or affect profitability. Furthermore, we may have to issue equity or incur debt to pay for future acquisitions or investments, the issuance of which could be dilutive to us or our existing shareholders or affect our profitability. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other acquired intangible assets.

TECHNICAL PROBLEMS WITH INTERNAL OR OUTSOURCED COMPUTER AND COMMUNICATIONS SYSTEMS COULD RESULT IN REDUCED REVENUES AND HARM TO OUR REPUTATION.

      The success of our online support services depends on the efficient and uninterrupted operation of our own and outsourced computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses and similar adverse events. Our operations depend on our ability to protect our systems against damage or interruption. We cannot guarantee that our internet access will be uninterrupted, error-free or secure. We have no formal disaster recovery plan in the event of damage or interruption, and our insurance policies may not adequately compensate us for losses that we may incur. Any system failure that causes an interruption in our service or a decrease in responsiveness could harm our relationships with our clients and result in reduced revenues.


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


FAILURE TO SELL ONLINE SERVICES MAY IMPAIR OUR FUTURE REVENUE GROWTH.

    We currently focus primarily on software sales rather than online offerings. Our competitors may move to a heavier emphasis on online offerings, and our failure to focus on it at an early stage may make it difficult to compete if online offerings become a dominant means of generating revenues within the industry. In addition, although our sales force sells both our software products and online offerings, the skills necessary to market and sell online offerings are different than those relating to our software products. As a result, our sales and marketing groups may not be able to maintain or increase the level of sales of our online offerings.

A DECLINE IN OUR LICENSE REVENUES COULD CAUSE A DECLINE IN OUR SERVICE REVENUES.

      Our products are designed to enable customers to rapidly develop and deploy e-business communication applications. Where desirable, our professional services group can assist our clients' internal IT personnel to implement our products. Because the revenues associated with these services are largely correlated with the licensing of our products, a decline in license revenues could also cause a decline in our service revenues.

CONFLICTS BETWEEN OUR PRODUCTS AND OTHER VENDORS' PRODUCTS COULD HARM OUR BUSINESS AND REPUTATION.

      Our clients generally use our products together with products from other companies. As a result, when problems occur in the network, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY RIGHTS.

      We rely on contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. None of our trademarks is registered, nor do we have any trademark applications pending. We currently have no patent applications pending relating to our software. Despite any precautions that we take to protect our intellectual property:

      - laws and contractual restrictions may be insufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

      - current laws that prohibit software copying provide only limited protection from software "pirates", and effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;

      - other companies may claim common law trademark rights based upon state, provincial or foreign laws that precede any registrations we may receive for our trademarks; and

      - policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of this unauthorized use.

      It is possible that our intellectual property rights could be successfully challenged by one or more third parties, which could result in our inability to exploit, or our loss of the right to prevent others from exploiting, certain intellectual property. We are aware that certain of our competitors have filed patent applications.

      Also, the laws of other countries in which we market our products may offer little or no effective protection of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

WE RELY ON SOFTWARE LICENSED TO US BY THIRD PARTIES FOR FEATURES WE INCLUDE IN OUR PRODUCTS.

      We use and in the future will use certain software technologies and other information that we license or otherwise acquire from third parties, usually on a non-exclusive basis, including software that is integrated with our internally developed software and used in our products to perform what may be important functions. If we are not able to continue to use the third-party software and technologies, or if they fail to adequately update and support their products, we could suffer delays or reductions in shipments of our products until alternative software and technologies could be identified, which could adversely affect our business and financial condition.

CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE THEIR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND INCREASE OUR COSTS.

      Substantial litigation over intellectual property rights exists in our industry. We expect that software in our industry may be increasingly subject to third-party infringement claims as the numbers of competitors grow and the functionality of products in different industry segments overlap. Third parties may currently have, or may eventually be issued patents that our products or technology infringe.

      Any of these third parties might make a claim of infringement against us. Many of our software license agreements require us to indemnify our clients and suppliers from any claim or finding of intellectual property infringement. Any litigation, brought by us or others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we are accused of infringement might cause negative publicity, have an impact on prospective clients, cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed.

OUR INSURANCE MAY NOT BE SUFFICIENT TO COVER ALL POTENTIAL PRODUCT LIABILITY AND WARRANTY CLAIMS.

      Our products are integrated into our client's networks. The sale and support of our products results in the risk of product liability or warranty claims based on damage to these networks. In addition, the failure of our products to perform to client expectations could give rise to warranty claims. Although we carry general liability insurance, our insurance would likely not cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed.

OUR PRODUCTS COULD CONTAIN UNDETECTED DEFECTS OR ERRORS.

      We face the possibility of higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the mission-critical nature of our products and services, undetected errors are of particular concern. We have only a limited number of clients that test new features and the functionality of our software before we make these features and functionalities generally available. If our software contains undetected errors or we fail to meet our client's expectations in a timely manner, we could experience:

      - loss of, or delay in revenues expected from the new product and an immediate and significant loss of market share;

      - loss of existing clients that upgrade to the new product and of new clients;

      -  failure to achieve market acceptance;

      -  diversion of development resources;

      -  injury to our reputation;

      -  increased service and warranty costs;

      -  legal actions by clients against us; and

      -  increased insurance costs.

      A product liability claim could harm our business by increasing our costs, damaging our reputation and distracting our management.

OUR INTERNATIONAL EXPANSION EFFORTS MAY NOT BE SUCCESSFUL.

      Our operations outside the United States and Canada are located in the United Kingdom and Asia and, to date, have been limited. We may expand our existing international operations and establish additional facilities in other parts of Asia via our joint venture, specifically Australia, Singapore, Hong Kong, Taiwan, Malaysia, Korea, Indonesia, China, New Zealand and Thailand. We intend to increase our penetration of these markets by intensifying global activities, and allying ourselves with selected international third-party distribution companies, consulting organizations and software vendors.

      The expansion of our existing international operations and entry into additional international markets are key parts of our growth strategy and may require significant management attention and financial resources. In addition, to expand our international sales operations, we will need to, among other things:

      - expand our international sales channel management and support organizations;

      - develop relationships with international service providers and additional distributors and systems integrators; and

      -   customize our products for local markets.

      Our investments in facilities in other countries may not produce desired levels of revenues. Even if we are able to expand our international operations successfully, we may not be able to maintain or increase international market demand for our products.

OUR BUSINESS MAY SUFFER IF WE FAIL TO ADAPT APPROPRIATELY TO THE CHALLENGES ASSOCIATED WITH OPERATING INTERNATIONALLY.

      Expanding our operations outside the United States and Canada subjects us to numerous inherent potential risks associated with international operations. These risks include greater difficulty in accounts receivable collection, the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, longer payment cycles, import and export restrictions and tariffs, potentially adverse tax consequences, and political and economic instability, any of which could impair our sales and results of operations. In addition, our ability to expand our business in certain countries will require modification of our products, particularly domestic language support.

      Our international operations will increase our exposure to international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products and services or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers, any of which could make it more difficult to conduct our business. The European Union, in which we have a sales office, recently enacted its own privacy regulations that may result in limits on the collection and use of certain user information, which, if applied to the sale of our products and services, could negatively impact our results of operations.

FLUCTUATIONS IN EXCHANGE RATES MAY AFFECT OUR OPERATING RESULTS.

      A substantial portion of our revenues are now, and are expected to continue to be, realized in currencies other than Canadian dollars. Our operating expenses are primarily paid in Canadian dollars. Fluctuations in the exchange rate between the Canadian dollar and these other currencies may have a material effect on our results of operations. In particular, we may be adversely affected by a significant strengthening of the Canadian dollar against the U.S. dollar. We do not currently engage in currency hedging activities. We have not yet, but may in the future, experience significant foreign exchange rate losses, especially to the extent that we do not engage in hedging.

IF WE ARE OR BECOME A PASSIVE FOREIGN INVESTMENT COMPANY WE MAY NOT BE ABLE TO SATISFY RECORD-KEEPING REQUIREMENTS, WHICH COULD HAVE ADVERSE U.S. TAX CONSEQUENCES TO YOU.

      The rules governing passive foreign investment companies can have significant effects on U.S. investors. We could be classified as a passive foreign investment company if, for any taxable year, either:

      - 75% or more of our gross income is passive income, which includes interest, dividends and some types of rents and royalties; or

      - the average percentage, by fair market value, or, in some cases, by adjusted tax basis, of our assets that produce or are held for the production of passive income is 50% or more.

      Distributions which constitute "excess distributions," as defined in
Section 1291 of the U.S. Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned. However, these rules generally will not apply if the U.S. investor elects to treat the passive foreign investment company as a qualified electing fund under Section 1295 of the Internal Revenue Code.

      If we are or become a passive foreign investment company we may not be able to satisfy record-keeping requirements that would permit you to make a qualified electing fund election.

RISKS RELATED TO OUR INDUSTRY

OUR FUTURE REVENUES AND PROFITS DEPEND ON THE CONTINUED GROWTH IN USE AND EFFICIENT OPERATION OF THE INTERNET AND E-MAIL.

      We sell our products and services primarily to organizations that receive large volumes of e-mail and communications over the web. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the web and e-mail, which are evolving as communications media. Rapid growth in the use of e-mail is a recent phenomenon and may not continue. As a result, a broad base of enterprises that use e-mail as a primary means of communication may not develop or be maintained. Moreover, companies that have already invested significant resources in other methods of communications with customers, such as call centers, may be reluctant to adopt a new strategy that may limit or compete with their existing investments. If businesses do not continue to accept the web and e-mail as communications media, our business would suffer.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE INTERNET COULD DISCOURAGE COMMUNICATION BY E-MAIL OR OTHER INTERNET-BASED COMMUNICATIONS FACILITATED BY OUR PRODUCTS.

      Due to the increasing popularity and use of the internet, it is possible that Canadian and U.S. federal, Canadian provincial, U.S. state, and other foreign regulators could adopt laws and regulations that impose additional burdens on those companies that conduct business online. These laws and regulations could discourage communication by e-mail or other internet-based communications facilitated by our products, which could reduce demand for our products and services.

      The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may slow the growth of the internet. A decline in the growth of the internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our cost of doing business, or otherwise harm our business.

BECAUSE WE ARE A CANADIAN COMPANY, IT MAY BE DIFFICULT FOR YOU TO ENFORCE AGAINST US LIABILITIES BASED SOLELY UPON THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

      We have been incorporated under the laws of the Province of Ontario, and our executive offices are located in Ontario. Many of our directors, controlling persons and officers, and representatives of the experts named in our Annual Report on Form 10-K, are residents of Canada and a substantial portion of their assets and a majority of our assets are located outside the United States. Consequently, it may be difficult for you to enforce against us or any of our directors, controlling persons, officers or experts who are not resident in the United States, liabilities based solely upon the federal securities laws of the United States.

OUR BOARD OF DIRECTORS MAY ISSUE, WITHOUT SHAREHOLDER APPROVAL, PREFERENCE SHARES THAT HAVE RIGHTS AND PREFERENCES SUPERIOR TO THOSE OF COMMON SHARES AND THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.

      Our articles of incorporation allow the issuance an unlimited number of preference shares in one or more series. After the offering, there will be no preference shares outstanding. However, our Board of Directors may set the rights and preferences of any class of preference shares in its sole discretion without the approval of the holders of Common Shares. The rights and preferences of these preference shares may be superior to those of the common shares. Accordingly, the issuance of preference shares may adversely affect the rights of holders of common shares. The issuance of preference shares also could have the effect of delaying or preventing a change of control of our Company.

WE DO NOT INTEND TO PAY ANY DIVIDENDS ON OUR COMMON SHARES.

      We have not paid any cash dividends on our shares and we currently do not have any plans to pay dividends on our shares. In addition, our lease line of credit specifically prohibits the payment of dividends on our common shares.

ITEM 3:   QUALITATIVE AND QUANTITATIVE MARKET RISK

      We develop products in Canada and sell these products in North America, Europe and Asia Pacific. Generally, our sales are made in local currency, which to date has been mostly United States dollars. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. We do not currently use derivative instruments to hedge our foreign exchange risk. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

                           PART II: OTHER INFORMATION

ITEM 1:  LEGAL PROCEEDINGS

      During the period from August 2 to October 1, 2001, three purported securities class action lawsuits were filed against the Company in the U.S. District Court for the Southern District of New York, Shapiro, et al. v. Delano Technology Corporation, et al., Ellis Investments Ltd, et al. v. Delano Technology Corporation, et al., and Wendy and Joe Scavuzzo, et al. v. Delano Technology Corporation, et al. The complaints also name one or more of the Company's underwriters in the Company's initial public offering and certain officers and directors of the Company. The complaints allege violations of the federal securities laws regarding statements in the Company's initial public offering registration statement concerning the underwriters' activities in connection with the underwriting of the Company's Common Shares to the public. The actions seek rescission of the plaintiff's alleged purchases of Company Common Shares and other damages and costs associated with the litigation. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 100 other companies. The Company believes it has meritorious defenses to these lawsuits and will vigorously defend itself.

ITEM 2:  CHANGES IN SECURITIES AND USE OF PROCEEDS

      Not applicable

ITEM 3:  DEFAULTS UPON SENIOR SECURITIES

      Not applicable

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      Not applicable

ITEM 5:  OTHER INFORMATION

      Not applicable

ITEM 6:  EXHIBITS AND REPORTS ON FORM 8-K

(a)      Exhibits

         Restricted Share Agreement by and between the Company and Vikas Kapoor, dated as of October 5, 2001 (incorporated by reference to Exhibit 99.3 to the October 31, 2001 8-K)

(b)      Reports on Form 8-K

         The Company filed a Report on Form 8-K dated October 31, 2001 announcing Vikas Kapoor as the Chief Executive Officer of the Company and certain subsidiaries of the Company.

                                   SIGNATURES


      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.




February 13, 2002                           Delano Technology Corporation




      /s/ Vikas Kapoor                      Chief Executive Officer
-------------------------------             (Principal Executive Officer)
Vikas Kapoor




      /s/ David Garland                     Vice President, Finance
-------------------------------             (Principal Financial Officer
David Garland                               And Principal Accounting Officer)

                                    ANNEX N
                    DELANO INTERIM FINANCIAL STATEMENTS AND
                  INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS
          FOR THE THREE AND NINE-MONTH PERIODS ENDED DECEMBER 31, 2001
                                (CANADIAN GAAP)

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


                          DELANO TECHNOLOGY CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                                                DECEMBER 31,  MARCH 31,
                                                                                    2001        2001
                                                                                ------------  ---------
                                                                                 (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents ...................................................   $  11,205    $  34,209
 Short-term investments ......................................................       1,427        1,155
 Accounts receivable trade, net of allowance for doubtful accounts of $1,075
  at December 31, 2001, and $1,859 at March 31, 2001 .........................       4,132        8,099
 Prepaid expenses and other ..................................................         842        3,674
                                                                                 ---------    ---------
  Total current assets .......................................................      17,606       47,137
Property and equipment .......................................................       2,867       11,300
Other assets .................................................................         263          985
                                                                                 ---------    ---------
Total assets .................................................................   $  20,736    $  59,422
                                                                                 =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued liabilities ....................................   $   3,469    $   8,960
 Restructuring accrual .......................................................       2,080        2,411
 Deferred revenue ............................................................         801        1,975
 Current portion of obligations under capital leases .........................          89          182
                                                                                 ---------    ---------
  Total current liabilities ..................................................       6,439       13,528
Long-term liabilities:
 Obligations under capital leases ............................................          --           49
 Restructuring accrual .......................................................          --        1,121
                                                                                 ---------    ---------
Total liabilities ............................................................       6,439       14,698
Shareholders' equity:
 Capital stock:
  Preference shares:
   Authorized: Unlimited
   Issued and outstanding: Nil at December 31, 2001 and March 31, 2001
  Common shares:
   Authorized: Unlimited
   Issued and outstanding: 42,889,310 shares at December 31, 2001 and
   37,240,858 shares at March 31, 2001 .......................................     222,835      230,717
 Warrant .....................................................................         370          496
 Deferred stock-based compensation ...........................................      (1,930)      (8,464)
 Cumulative translation adjustment ...........................................        (211)        (211)
 Deficit .....................................................................    (206,767)    (177,814)
                                                                                 ---------    ---------
  Total shareholders' equity .................................................      14,297       44,724
                                                                                 ---------    ---------
Total liabilities and shareholders' equity ...................................   $  20,736    $  59,422
                                                                                 =========    =========


                See accompanying notes to the unaudited condensed
                       consolidated financial statements.


--------------------------------------------------------------------------------
                                                                               1

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


                          DELANO TECHNOLOGY CORPORATION

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                         THREE MONTHS ENDED      NINE MONTHS ENDED
                                                            DECEMBER 31,            DECEMBER 31,
                                                        --------------------    --------------------
                                                          2001        2000        2001        2000
                                                        --------    --------    --------    --------
Revenues:
 License ............................................   $  2,541    $  8,040    $  5,800    $ 20,410
 Service ............................................      1,619       1,230       5,356       2,912
                                                        --------    --------    --------    --------
  Total revenues ....................................      4,160       9,270      11,156      23,322

                                                        --------    --------    --------    --------
Cost of revenues:
 License ............................................        181          89         567         270
 Service ............................................        970       1,440       3,838       3,410
                                                        --------    --------    --------    --------
  Total cost of revenues ............................      1,151       1,529       4,405       3,680
                                                        --------    --------    --------    --------
Gross profit ........................................      3,009       7,741       6,751      19,642
                                                        --------    --------    --------    --------
Operating expenses:
 Sales and marketing ................................      2,097      13,641      11,651      35,145
 Research and development ...........................      1,007       6,128       7,254      12,304
 General and administrative .........................        670       1,397       2,572       3,537
 Amortization (recovery) of deferred stock-based
  compensation ......................................        399       1,003      (1,745)      3,483
 Amortization of goodwill and identifiable
  intangibles .......................................         --       5,141          --       5,141
 Asset impairment ...................................        603          --       7,629          --
 Restructuring charges (recovery) ...................     (2,094)         --       8,795          --
                                                        --------    --------    --------    --------
  Total operating expenses ..........................      2,682      27,310      36,156      59,610
                                                        --------    --------    --------    --------
Operating profit (loss) .............................        327     (19,569)    (29,405)    (39,968)
 Interest and other income, net .....................         35         926         598       3,852
 Equity in loss of associated company ...............         --          --        (146)         --
                                                        --------    --------    --------    --------
Income (loss) before income taxes ...................        362     (18,643)    (28,953)    (36,116)
Income taxes ........................................         --          --          --          --
                                                        --------    --------    --------    --------
Net income (loss) ...................................   $    362    $(18,643)   $(28,953)   $(36,116)
                                                        ========    ========    ========    ========
Basic earnings (loss) per common share ..............   $   0.01    $  (0.52)   $  (0.76)   $  (1.13)
                                                        ========    ========    ========    ========
Shares used in computing basic earnings (loss) per
 common share (in thousands) ........................     38,959      35,825      37,945      32,055
                                                        ========    ========    ========    ========
Fully diluted earnings per common share .............   $   0.01         n/a         n/a         n/a
                                                        ========    ========    ========    ========
Shares used in computing fully diluted earnings per
 common share (in thousands) ........................     44,001         n/a         n/a         n/a
                                                        ========    ========    ========    ========


               See accompanying notes to the unaudited condensed
                       consolidated financial statements.


--------------------------------------------------------------------------------
                                                                               2

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


                          DELANO TECHNOLOGY CORPORATION

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLAR AMOUNTS IN THOUSANDS OF U.S. DOLLARS)

                                                                 THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                    DECEMBER 31,            DECEMBER 31,
                                                                --------------------    --------------------
                                                                  2001        2000        2001        2000
                                                                --------    --------    --------    --------
Cash provided by (used in):
Operating activities:
 Income (loss) for the period ...............................   $    362    $(18,643)   $(28,953)   $(36,116)
 Depreciation and amortization which does not involve cash ..        432       6,074       2,042       7,058
 Amortization (recovery) of deferred stock-based compensation        399       1,003      (1,745)      3,483
 Equity in loss of associated company .......................         --          --         146          --
 Non-cash (recovery) charges ................................     (1,699)         --       5,302          --
 Changes in non-cash operating working capital:
  Accounts receivable trade .................................      1,215        (818)      3,967      (5,517)
  Prepaid expenses and other assets .........................        455      (1,287)      2,807      (2,451)
  Accounts payable and accrued liabilities ..................        379         111      (5,425)      4,109
  Restructuring charge accrual ..............................     (1,725)         --          72          --
  Deferred revenue ..........................................         97         157      (1,174)        237
                                                                --------    --------    --------    --------
 Net cash used in operating activities ......................        (85)    (13,403)    (22,961)    (29,197)
Financing activities:
 Issuance of common shares and warrants .....................        198         234         272       1,295
 Payment on notes payable ...................................         --      (1,250)         --      (1,995)
 Repayment of obligations under capital leases ..............        (56)        (43)       (144)       (131)
                                                                --------    --------    --------    --------
 Net cash provided by (used in) financing activities ........        142      (1,059)        128        (831)
Investing activities:
 Sale (purchase) of short-term investments ..................     (1,427)         --        (272)     28,012
 Additions to property and equipment ........................         (5)     (3,128)       (239)    (11,252)
 Purchase of long-term investments ..........................         --        (698)         --        (698)
 Cash used in acquisition ...................................         --     (16,505)         --     (17,956)
 Proceeds on sale of capital assets .........................        176          --         351          --
                                                                --------    --------    --------    --------
 Cash used in investing activities ..........................     (1,256)    (20,331)       (160)     (1,894)
Effect of currency translation of cash balances .............         26         247         (11)        210
                                                                --------    --------    --------    --------
Decrease in cash and cash equivalents .......................     (1,173)    (34,546)    (23,004)    (31,712)
Cash and cash equivalents, beginning of period ..............     12,378      85,204      34,209      82,370
                                                                --------    --------    --------    --------
Cash and cash equivalents, end of period ....................   $ 11,205    $ 50,658    $ 11,205    $ 50,658
                                                                ========    ========    ========    ========


               See accompanying notes to the unaudited condensed
                       consolidated financial statements.


--------------------------------------------------------------------------------
                                                                               3

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


                          DELANO TECHNOLOGY CORPORATION
       NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.  BASIS OF PRESENTATION

     The unaudited condensed consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles by Delano Technology Corporation ("Delano" or the "Company") and reflect all adjustments (all of which are normal and recurring in nature) that, in the opinion of management, are necessary for a fair presentation of the interim financial information. The results of operations for the interim periods presented are not necessarily indicative of the results to be expected for any subsequent quarter or for the entire year ending March 31, 2002. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These unaudited condensed consolidated financial statements and notes included herein should be read in conjunction with Delano' s audited consolidated financial statements and notes included in Delano's Annual Report for the year ended March 31, 2001.

NOTE 2.  SHAREHOLDERS'  EQUITY

Stock Option Plan

     The Company's stock option plan (the "Plan") was established for the benefit of the employees, officers, directors and certain consultants of the Company. The maximum number of common shares which may be set aside for issuance under the Plan is 9,335,382 shares, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the shareholders of the Company when required by law or regulatory authority. Generally, options issued subsequent to March 4, 1999 under the Plan vest over a four-year period. Options issued prior to March 5, 1999 vest annually over a three-year period.

     Details of stock option transactions are as follows:

                                                                                               WEIGHTED
                                                       OPTIONS AVAILABLE                       AVERAGE
                                                              FOR              NUMBER       EXERCISE PRICE
                                                             GRANT           OF OPTIONS       PER SHARE
                                                       -----------------     ----------     --------------
Balances, March 31, 2000 ...........................       1,231,150          4,013,600      $   2.51
 Additional options authorized .....................       3,835,382
 Options granted ...................................      (6,466,956)         6,466,956      $   7.24
 Options exercised .................................                           (694,592)     $   0.59
 Options cancelled .................................       1,677,928         (1,677,928)     $   7.28
                                                          ----------         ----------
Balances, March 31, 2001 ...........................         277,504          8,108,036      $   4.90
 Additional options authorized
 Options granted ...................................      (4,255,000)         4,255,000      $   0.22
 Options exercised .................................                           (650,672)     $   0.16
 Options cancelled .................................       4,362,098         (4,362,098)     $   5.95
                                                          ----------         ----------
Balances, December 31, 2001 (unaudited) ............         384,602          7,350,266      $   2.01
                                                          ==========         ==========
Options exercisable at December 31, 2001 (unaudited)                          1,724,101      $   2.88
                                                                             ==========

     The stock options expire at various dates between May 2003 and September 2010.

     The Company recorded deferred stock-based compensation amounting to $111,000 for the three months ended December 31, 2001 compared to $1.2 million for the three months ended December 31, 2000. Amortization of deferred stock-based compensation amounted to $399,000 for the three months ended December 31, 2001 compared to $1.0 million for the three months ended December 31, 2000.

     The amortization (recovery) of deferred stock-based compensation relates to the following cost of service revenues and operating expense categories (in thousands):


--------------------------------------------------------------------------------
                                                                               4

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------



                                                      THREE MONTHS ENDED      NINE MONTHS ENDED
                                                         DECEMBER 31,            DECEMBER 31,
                                                     --------------------    --------------------
Unaudited                                              2001        2000        2001        2000
                                                     --------    --------    --------    --------
Cost of service revenues ..........................  $     31    $     77    $     43    $    207
Sales and marketing ...............................       139         687      (1,773)      2,777
Research and development ..........................        77         155         (56)        257
General and administrative ........................       152          84          41         242
                                                     --------    --------    --------    --------
                                                     $    399    $  1,003    $ (1,745)   $  3,483
                                                     ========    ========    ========    ========

NOTE 3.  SEGMENT INFORMATION

     The Company reviewed its operations and determined that it operates in a single reportable operating segment, being the development and marketing of interaction-based e-business communications applications. All long-lived assets relating to the Company's operations are located in Canada in fiscal 2001. Revenue per geographic location, which is attributable to geographic location based on the location of the external customer, is as follows (in thousands):

                                                      THREE MONTHS ENDED      NINE MONTHS ENDED
                                                         DECEMBER 31,            DECEMBER 31,
                                                     --------------------    --------------------
Unaudited                                              2001        2000        2001        2000
                                                     --------    --------    --------    --------
Revenue by geographic locations:
 United States ......................................$  2,199    $  7,556    $  7,480    $ 16,126
 Canada .............................................     549         827       2,109       3,998
 Europe .............................................   1,354         247       1,509       2,558
 Asia Pacific .......................................      58         640          58         640
                                                     --------    --------    --------    --------
                                                     $  4,160    $  9,270    $ 11,156    $ 23,322
                                                     ========    ========    ========    ========

     For the three months ended December 31, 2001, two customers accounted for 26% and 18% of total revenues, respectively. For the three months ended December 31, 2000, one customer accounted for 10% of total revenues. For the nine months ended December 31, 2001, one customer accounted for 23% of total revenues. For the nine months ended December 31, 2000, no customer accounted for 10% of total revenues. As at December 31, 2001, the Company had a receivable from one significant customer amounting to 23% of total accounts receivable trade. As at December 31, 2000, the Company did not have a receivable from a customer amounting to 10% of total accounts receivable trade.

NOTE 4.  JOINT VENTURES AND INVESTMENT IN AFFILIATE

     In June 2000, the Company formed Delano Minerva Holdings Inc. (" Minerva"), and had a controlling position with a 50% ownership and a majority of the seats of the Minerva Board of Directors. During fiscal 2001, the Company' s proportionate share of Minerva' s losses exceeded its investment. Minerva' s results of operations were included within the Company' s fiscal 2001 revenue, cost and expense categories. During the three months ended September 30, 2001, the Company agreed to pay $100,000 for the remaining ownership interest in Minerva and subsequently closed down the operation.

     In December 2000, the Company invested in a joint venture, Delano Asia-Pacific, as a minority interest party by acquiring 19.9% of the common shares. The joint venture partner was eGlobal Technology Services Holding Limited (" eGlobal" ) of Singapore. The investment in this joint venture has been made in the form of a $398,000 capital cash contribution, and a long-term, non-interest bearing loan receivable of $602,000. This investment is accounted for using the equity method of accounting. In the three months and in the six months ended September 30, 2001 the Company recognized $80,000 and $146,000 respectively of losses and during fiscal 2001, the Company recognized $278,000 of losses, which represent the Company' s proportionate share of the joint ventures losses, net of the intercompany elimination. During the three months ended December 31, 2001, the Company terminated its distribution agreement with Delano Asia-Pacific pursuant to the terms of that agreement.


NOTE 5.  SPECIAL CHARGES

     Special charges for the three months ended December 31, 2001 include a $603,000 asset impairment charge and a $2.1 million restructuring recovery.


--------------------------------------------------------------------------------
                                                                               5

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


     Asset impairment:

     During the three months ended September 30, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $5.8 million of capital assets and $1.2 million of other assets, including the long-term, non-interest bearing loan receivable from eGlobal of $602,000, had no future value to the Company. During the three months ended December 31, 2001, the Company recorded an additional charge of $603,000 related to the actions taken during the three months ended September 30, 2001.

     Restructuring charge:

     The Company determined its restructuring charges in accordance with Emerging Issues Committee No. 60 (" EIC 60" ), Emerging Issues Task Force Issue No. 94-3 (" EITF 94-3" ) and Staff Accounting Bulletin No. 100 (" SAB 100" ). EIC 60, EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company' s senior management prepared and approved a detailed exit plan that included the termination of 102 employees, closure of certain facilities and the elimination of the ASP sales model. On April 23, 2001, the Company' s senior management prepared and approved a second detailed exit plan that included the additional termination of 140 employees and closure of additional facilities. On July 3, 2001, the Company' s senior management prepared and approved a third detailed exit plan that included the additional termination of 183 employees, closure of additional facilities, reduction of capital assets no longer in use and other various exit costs. During the three months ended December 31, 2001, the Company, under new management, took actions to reduce the amount of restructuring liability by negotiating settlements with existing landlords of certain restructured leased premises, by renegotiating future cost commitments on the ASP model, and a decision to retain the ASP model in future operations and various other measures. As a result of these efforts, the Company recorded a $2.1 million restructuring recovery during the three months ended December 31, 2001.

     During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.1 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States and Canada, and by implementing other measures. This charge was part of a plan to streamline the Company' s efforts to focus on achieving profitability. Subsequent to March 31, 2001, an additional $848,000 was accrued relating to a change in estimate for one of the facilities in the three months ended June 30, 2001 and an additional $683,000 was accrued relating to a change in estimate of future cost commitments for our ASP model during the three months ended September 30, 2001. During the three months ended December 31, 2001, a recovery of $1.7 million was accrued made up of $400,000 recovered in connection with a loan to a shareholder of an acquired company, $857,000 from the settlement or near settlement of certain lease obligations and a recovery of $435,000 related to the renegotiations of future cost commitments on the ASP model. After the adjustments above, the restructuring charge was comprised of $2.8 million for reductions in employee numbers, $2.1 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $1.2 million related to eliminating the Company' s ASP sales model which has now been reinstated as part of future operations. As of December 31, 2001, $5.0 million had been paid out on the restructuring charge. Most of the remaining $1.1 million that has not yet been paid is related to lease commitments.

     In connection with the restructuring actions for the three months ended March 31, 2001, the Company terminated the employment of 102 employees, consisting of sales and marketing employees, applications development employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited a portion of its facilities in Markham, Canada and most of its offices in the United States. The Company has entered into sublease arrangements for some of its office space.

     During the three months ended June 30, 2001, the Company incurred an additional restructuring charge of $3.3 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, and by implementing other measures. This charge was part of a plan to streamline the Company' s efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $158,000 was accrued. After the adjustment above, the restructuring charge was comprised of $2.5 million for reductions in employee numbers, $571,000 for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments and $186,000 related to the termination of the Minerva joint venture in Denmark. As of December 31, 2001, all amounts had been paid out on the restructuring charge.


--------------------------------------------------------------------------------
                                                                               6

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DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


      In connection with the restructuring actions for the three months ended June 30, 2001, the Company terminated the employment of 140 employees, consisting of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 39 employees who resigned voluntarily during the three months ended June 30, 2001. At June 30, 2001, the Company had terminated all employees associated with these restructuring actions. At June 30, 2001, the Company had exited its office facilities in the United States identified in the restructuring plan.

      During the three months ended September 30, 2001, the Company incurred an additional restructuring charge of $5.7 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, Canada and Europe and by implementing other measures. This charge was part of a plan to streamline the Company' s efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $244,000 was accrued relating mostly to settlement or near settlement of certain lease obligations. After the adjustment above, the restructuring charge was comprised of $3.7 million for reductions in employee numbers and $2.0 million for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments. As of December 31, 2001, $4.7 million had been paid out on the restructuring charge. Most of the remaining $1.0 million relates to employee termination costs and lease commitments.

      In connection with the restructuring actions for the three months ended September 30, 2001, the Company terminated the employment of 183 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 9 employees who resigned voluntarily during the three months ended September 30, 2001. At September 30, 2001, the Company had terminated all employees associated with these restructuring actions. At September 30, 2001, the Company had exited its office facilities in the United States, Canada and Europe identified in the restructuring plan.

      Restructuring charge accruals, both current and long-term, are shown separately on the condensed consolidated balance sheet at December 31, 2001. The long-term restructuring charge accrual at March 31, 2001 relates specifically to future lease payment commitments that extend beyond one year. Detail of the restructuring charges as of and for the three months ended December 31, 2001 are summarized below:

                                                 BALANCE AT      ADJUSTMENTS                 BALANCE AT
FOURTH QUARTER 2001 RESTRUCTURING ACTIONS:   SEPTEMBER 30, 2001  (REVERSALS)   UTILIZED   DECEMBER 31, 2001
------------------------------------------   ------------------  -----------   --------   -----------------
Employee related                                  $    --          $  (400)     $ (400)        $    --
Facilities related                                  1,884             (857)        120             907
ASP sales model related                               791             (435)        156             200
                                                  -------          -------      ------         -------
                                                  $ 2,675          $(1,692)     $ (124)        $ 1,107
                                                  =======          =======      ======         =======


                                                 BALANCE AT      ADJUSTMENTS                 BALANCE AT
BALANCE SHEET COMPONENTS                     SEPTEMBER 30, 2001  (REVERSALS)   UTILIZED   DECEMBER 31, 2001
------------------------                     ------------------  -----------   --------   -----------------
Accounts payable                                  $    --          $    --      $   --         $    --
Accrued liabilities                                 2,675           (1,692)       (124)          1,107
                                                  -------          -------      ------         -------
                                                  $ 2,675          $(1,692)     $ (124)          1,107
                                                  =======          =======      ======
Less: current portion                                                                            1,107
                                                                                               -------
Long-term portion                                                                              $    --
                                                                                               =======


                                                 BALANCE AT      ADJUSTMENTS                 BALANCE AT
FIRST QUARTER 2002 RESTRUCTURING ACTIONS:    SEPTEMBER 30, 2001  (REVERSALS)   UTILIZED   DECEMBER 31, 2001
-----------------------------------------    ------------------  -----------   --------   -----------------
Employee related                                  $   156          $  (102)     $   54         $    --
Facilities related                                     69               (2)         67              --
Joint venture                                          75              (54)         21              --
                                                  -------          -------      ------         -------
                                                  $   300          $  (158)     $  142         $    --
                                                  =======          =======      ======         =======


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                                                                               7

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


                                                 BALANCE AT      ADJUSTMENTS                 BALANCE AT
BALANCE SHEET COMPONENTS                     SEPTEMBER 30, 2001  (REVERSALS)   UTILIZED   DECEMBER 31, 2001
------------------------                     ------------------  -----------   --------   -----------------
Accounts payable                                  $    --          $    --      $   --         $    --
Accrued liabilities                                   300             (158)        142              --
                                                  -------          -------      ------         -------
                                                  $   300          $  (158)     $  142              --
                                                  =======          =======      ======
Less: current portion                                                                               --
                                                                                               -------
Long-term portion                                                                              $    --
                                                                                               =======


                                                 BALANCE AT      ADJUSTMENTS                 BALANCE AT
SECOND QUARTER 2002 RESTRUCTURING ACTIONS:   SEPTEMBER 30, 2001  (REVERSALS)   UTILIZED   DECEMBER 31, 2001
------------------------------------------   ------------------  -----------   --------   -----------------
Employee related                                  $   628          $    18      $  503         $   143
Facilities related                                  1,726             (262)        634             830
                                                  -------          -------      ------         -------
                                                  $ 2,354          $  (244)     $1,137         $   973
                                                  =======          =======      ======         =======


                                                 BALANCE AT      ADJUSTMENTS                 BALANCE AT
BALANCE SHEET COMPONENTS                      SEPTEMBER 30, 2001  (REVERSALS)   UTILIZED   DECEMBER 31, 2001
------------------------                     ------------------  -----------   --------   -----------------
Accounts payable                                  $    --          $    --      $   --         $    --
Accrued liabilities                                 2,354             (244)      1,137             973
                                                  -------          -------      ------         -------
                                                  $ 2,354          $  (244)     $1,137             973
                                                  =======          =======      ======
Less: current portion                                                                              973
                                                                                               -------
Long-term portion                                                                              $    --
                                                                                               =======


NOTE 6.  RELATED PARTY TRANSACTIONS

     As at September 30, 2001, accrued consulting fees payable to a director of the Company amounted to $165,000. These consulting fees were paid during the three months ended December 31, 2001.

     The Company named Vikas Kapoor as the Chief Executive Officer of the Company and certain subsidiaries of the Company effective October 5, 2001. Mr. Kapoor has served as a member of the Company' s Board of Directors since July 2001. Mr. Kapoor' s compensation package includes a grant of 4,230,000 Common Shares, which vest over 30 months (705,000 common shares vested upon grant and the balance vest at the rate of 117,500 common shares per month) subject to accelerated vesting in certain circumstances as set out in the Restricted Share Agreement.

NOTE 7.  LEGAL ITEMS

     During the period from August 2 to October 1, 2001, three purported securities class action lawsuits were filed against the Company in the U.S. District Court for the Southern District of New York, Shapiro, et al. v. Delano Technology Corporation, et al., Ellis Investments Ltd, et al. v. Delano Technology Corporation, et al., and Wendy and Joe Scavuzzo, et al. v. Delano Technology Corporation, et al. The complaints also name one or more of the Company' s underwriters in the Company' s initial public offering and certain officers and directors of the Company. The complaints allege violations of the federal securities laws regarding statements in the Company' s initial public offering registration statement concerning the underwriters' activities in connection with the underwriting of the Company' s Common Shares to the public. The actions seek rescission of the plaintiff' s alleged purchases of Company Common Shares and other damages and costs associated with the litigation. Various plaintiffs have filed similar actions asserting virtually identical allegations against more than 100 other companies. The Company believes it has meritorious defenses to these lawsuits and will vigorously defend itself.


--------------------------------------------------------------------------------

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------



ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Financial Condition and Results of Operations contains forward-looking statements. Our actual results and timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors," in our other public filings.

     The following discussion should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes appearing elsewhere in this Quarterly Report.

OVERVIEW

     From the date of our incorporation on May 7, 1998 until April 1999, we were a development stage company and had no revenues. Our operating activities during this period consisted primarily of conducting research and developing our initial products. In May 1999, we released and sold the first commercially available version of the Delano e-Business Interaction Suite.

     To date, we have derived substantially all of our revenues from the sale of software product licenses and from the provision of professional services, including implementation, training and maintenance services. Our products have been sold primarily through our direct sales force.

     Our products are offered on a licensed basis. We license our products based on:

     o a fee for each client, which depends on the specific and individual needs of the client;

     o an additional fee, which covers installation, configuration, training and professional services; and

     o a variable component, which depends on, among other things, the number of servers and the number of optional applications and add-ons, servers and component packs purchased.

     Our cost of revenues includes the cost of product documentation, the cost of compact disks used to deliver our products, personnel-related expenses, travel costs, equipment costs and overhead costs.

     Our operating expenses are classified into four categories: sales and marketing, research and development, general and administrative, and amortization of deferred stock-based compensation.

     o Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows and marketing materials;

     o Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors in connection with the enhancement of existing products and quality assurance activities;

     o General and administrative expenses consist primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses; and

     o Amortization (recovery) of deferred stock-based compensation includes the amortization, over the vesting period of a stock option, of the difference between the exercise price of options granted to employees and the deemed fair market value of the options for financial reporting purposes. In addition, deferred stock-based compensation includes compensation expense arising on the issuance of options and a warrant to employees and a consultant, calculated as the difference between the exercise price of the options and warrant and the fair market value at the date of issuance. Also included in amortization of deferred stock-based compensation is compensation expense relating to an option to acquire shares of the Company issued in connection with a professional services agreement between the Company and a related corporation. The compensation expense is calculated as the difference between the exercise price of the option and the fair market value at the time the option was issued or earned. Also included in amortization of deferred stock-based compensation is compensation expense relating to the unvested options assumed in the acquisitions of Continuity and DA. In connection with the restructuring actions, the Company has recorded a recovery of deferred stock-based compensation relating to terminated employees.

     We allocate common costs based on relative headcount or other relevant measures. These allocated costs include rent


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                                                                               9

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


and other facility-related costs for the corporate head office, communication expenses and depreciation expenses for property and equipment.

     In connection with the granting of stock options and the issuance of a warrant to our employees and a consultant, we recorded deferred stock-based compensation totaling $13.7 million through March 31, 2001. This amount represents the total difference between the exercise prices of stock options and the warrant and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted and the warrant issued. This amount is included as a component of shareholders' equity and is being amortized by charges to operations over the vesting period of the options, consistent with the method described in FASB, Interpretation No. 28. We recorded $399,000 of stock-based compensation amortization expense during the three months ended December 31, 2001 compared to $1.0 million of stock-based compensation amortization expense during the three months ended December 31, 2000. We recorded a recovery of $1.7 million of stock-based compensation amortization expense during the nine months ended December 31, 2001 compared to $3.5 million of stock-based compensation amortization expense during the nine months ended December 31, 2000. As of December 31, 2001, we had a total of $1.9 million of deferred stock-based compensation that had not been amortized. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through December 2003 of approximately $200,000 per quarter. The amortization of deferred stock-based compensation is classified as a separate component of operation expenses in our consolidated statement of operations.

     The Company named Vikas Kapoor as the Chief Executive Officer of the Company and certain subsidiaries of the Company effective October 5, 2001. Mr. Kapoor has served as a member of the Company's Board of Directors since July 2001. Mr. Kapoor's compensation package includes a grant of 4,230,000 Common Shares, which vest over 30 months (705,000 common shares vested upon grant and the balance vest at the rate of 117,500 common shares per month) subject to accelerated vesting in certain circumstances as set out in the Restricted Share Agreement.

     In our development of new products and enhancements of existing products, the technological feasibility of the software is not established until substantially all product development is complete. Historically, our software development costs eligible for capitalization have been insignificant and all costs related to internal product development have been expensed as incurred.

     Special charges for the three months ended December 31, 2001 include a $603,000 asset impairment charge and a $2.1 million restructuring recovery.

     Asset impairment:

     During the three months ended September 30, 2001, the Company restructured its operations to reduce operating expenses. During the restructuring, it was determined that $5.8 million of capital assets and $1.2 million of other assets, including the long-term, non-interest bearing loan receivable from eGlobal of $602,000, had no future value to the Company. During the three months ended December 31, 2001, the Company recorded an additional charge of $603,000 related to the actions taken during the three months ended September 30, 2001.

     Restructuring charge:

The Company determined its restructuring charges in accordance with Emerging Issues Committee No. 60 ("EIC 60" ), Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3" ) and Staff Accounting Bulletin No. 100 ("SAB 100" ). EIC 60, EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs. On January 4, 2001, the Company's senior management prepared and approved a detailed exit plan that included the termination of 102 employees, closure of certain facilities and the elimination of the ASP sales model. On April 23, 2001, the Company's senior management prepared and approved a second detailed exit plan that included the additional termination of 140 employees and closure of additional facilities. On July 3, 2001, the Company's senior management prepared and approved a third detailed exit plan that included the additional termination of 183 employees, closure of additional facilities, reduction of capital assets no longer in use and other various exit costs. During the three months ended December 31, 2001, the Company, under new management, took actions to reduce the amount of restructuring liability by negotiating settlements with existing landlords of certain restructured leased premises, by renegotiating future cost commitments on the ASP model, and a decision to retain the ASP model in future operations and various other measures. As a result of these efforts, the Company recorded a $2.1 million restructuring recovery during the three months ended December 31, 2001.

     During the three months ended March 31, 2001, the Company incurred a restructuring charge of $6.1 million (after


--------------------------------------------------------------------------------

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States and Canada, and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. Subsequent to March 31, 2001, an additional $848,000 was accrued relating to a change in estimate for one of the facilities in the three months ended June 30, 2001 and an additional $683,000 was accrued relating to a change in estimate of future cost commitments for our ASP model during the three months ended September 30, 2001. During the three months ended December 31, 2001, a recovery of $1.7 million was accrued made up of $400,000 recovered in connection with a loan to a shareholder of an acquired company, $857,000 from the settlement or near settlement of certain lease obligations and a recovery of $435,000 related to the renegotiations of future cost commitments on the ASP model. After the adjustments above, the restructuring charge was comprised of $2.8 million for reductions in employee numbers, $2.1 million for facilities related costs including penalties associated with the reduction of lease commitments and future lease payments and $1.2 million related to eliminating the Company's ASP sales model which has now been reinstated as part of future operations. As of December 31, 2001, $5.0 million had been paid out on the restructuring charge. Most of the remaining $1.1 million that has not yet been paid is related to lease commitments.

     In connection with the restructuring actions for the three months ended March 31, 2001, the Company terminated the employment of 102 employees, consisting of sales and marketing employees, applications development employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 34 employees who resigned voluntarily during the three months ended March 31, 2001. At March 31, 2001, the Company had terminated all employees associated with these restructuring actions. At March 31, 2001, the Company had exited a portion of its facilities in Markham, Canada and most of its offices in the United States. The Company has entered into sublease arrangements for some of its office space.

     During the three months ended June 30, 2001, the Company incurred an additional restructuring charge of $3.3 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $158,000 was accrued. After the adjustment above, the restructuring charge was comprised of $2.5 million for reductions in employee numbers, $571,000 for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments and $186,000 related to the termination of the Minerva joint venture in Denmark. As of December 31, 2001, all amounts had been paid out on the restructuring charge.

     In connection with the restructuring actions for the three months ended June 30, 2001, the Company terminated the employment of 140 employees, consisting of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 39 employees who resigned voluntarily during the three months ended June 30, 2001. At June 30, 2001, the Company had terminated all employees associated with these restructuring actions. At June 30, 2001, the Company had exited its office facilities in the United States identified in the restructuring plan.

     During the three months ended September 30, 2001, the Company incurred an additional restructuring charge of $5.7 million (after adjustment) as part of a plan to improve its operating results by reducing employees, by closing duplicative Company facilities in the United States, Canada and Europe and by implementing other measures. This charge was part of a plan to streamline the Company's efforts to focus on achieving profitability. During the three months ended December 31, 2001, a recovery of $244,000 was accrued relating mostly to settlement or near settlement of certain lease obligations. After the adjustment above, the restructuring charge was comprised of $3.7 million for reductions in employee numbers and $2.0 million for facilities-related costs including penalties associated with the reduction of lease commitments and future lease payments. As of December 31, 2001, $4.7 million had been paid out on the restructuring charge. Most of the remaining $1.0 million relates to employee termination costs and lease commitments.

     In connection with the restructuring actions for the three months ended September 30, 2001, the Company terminated the employment of 183 employees, consisting primarily of applications development employees, sales and marketing employees, technical and other support employees, and administrative employees in all locations. In addition, the Company did not replace approximately 9 employees who resigned voluntarily during the three months ended September 30, 2001. At September 30, 2001, the Company had terminated all employees associated with these restructuring actions. At September 30, 2001, the Company had exited its office facilities in the United States, Canada and Europe identified in the restructuring plan.

     We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and


--------------------------------------------------------------------------------

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


should not be relied upon as being a good indication of our future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. Although we have experienced significant revenue growth recently, this trend may not be sustainable. Furthermore, we may not achieve or maintain profitability in the future.

RESULTS OF OPERATIONS

Three months and nine months ended December 31, 2001 compared to three months and nine months ended December 31, 2000.

     Revenues. Total revenues for the three months ended December 31, 2001 were $4.2 million compared to $9.3 million for the three months ended December 31, 2000. In the three months ended December 31, 2001, license revenues accounted for $2.5 million or 61.1% of total revenues. In the three months ended December 31, 2000, license revenues accounted for $8.0 million, or 86.7% of total revenues. Total revenues for the nine months ended December 31, 2001 were $11.2 million compared to $23.3 million for the nine months ended December 31, 2000. In the nine months ended December 31, 2001, license revenues accounted for $5.8 million or 52.0% of total revenues. In the nine months ended December 31, 2000, license revenues accounted for $20.4 million, or 87.5% of total revenues.

     Service revenues, including maintenance and services fees, accounted for $1.6 million, or 38.9% of revenues for the three months ended December 31, 2001, compared to $1.2 million or 13.3% of total revenues for the three months ended December 31, 2000. Service revenues, including maintenance and services fees, accounted for $5.4 million, or 48.0% of revenues for the nine months ended December 31, 2001, compared to $2.9 million or 12.5% of total revenues for the nine months ended December 31, 2000.

     Approximately 52.9% of our total revenues were generated in the United States, 13.2% were generated in Canada and 33.9% were generated elsewhere in the three months ended December 31, 2001, compared to 81.5%, 8.9% and 9.6% respectively, for the three months ended December 31, 2000. Approximately 67.0% of our total revenues were generated in the United States, 18.9% were generated in Canada and 14.1% were generated elsewhere in the nine months ended December 31, 2001, compared to 69.1%, 17.1% and 13.8% respectively, for the nine months ended December 31, 2000.

     Cost of revenues. Cost of license revenues was $181,000 or 4.3% of total revenues for the three months ended December 31, 2001 compared to $89,000 for the three months ended December 31, 2000 or 1.0% of total revenues. Cost of service revenues was $970,000, or 23.3% of total revenues for the three months ended December 31, 2001 compared to $1.4 million for the three months ended December 31, 2000, or 15.5% of total revenues. Cost of license revenues was $567,000 or 5.1% of total revenues for the nine months ended December 31, 2001 compared to $270,000 for the nine months ended December 31, 2000 or 1.2% of total revenues. Cost of service revenues was $3.8 million, or 34.4% of total revenues for the nine months ended December 31, 2001, compared to $3.4 million for the nine months ended December 31, 2001, or 14.6% of total revenues.

     We anticipate that cost of service revenues will remain relatively constant in absolute dollars. We anticipate that the cost of license revenues will be a smaller proportion of license revenues.

     Sales and marketing. Sales and marketing expenses decreased to $2.1 million or 50.4% of revenues for the three months ended December 31, 2001 from $13.6 million or 147.1% of revenues for the three months ended December 31, 2000. Sales and marketing expenses decreased to $11.7 million or 104.4% of revenues for the nine months ended December 31, 2001 from $35.1 million or 150.7% of revenues for the nine months ended December 31, 2000. This decrease was attributable primarily to the reduction of sales and marketing personnel and lower marketing costs due to reduced promotional activities. We anticipate that sales and marketing expenses will remain relatively constant in the next few quarters.

     Research and development. Research and development expenses decreased to $1.0 million or 24.2% of revenues for the three months ended December 31, 2001 from $6.1 million or 66.1% of revenues for the three months ended December 31, 2000. Research and development expenses decreased to $7.3 million or 65.0% of revenues for the nine months ended December 31, 2001 from $12.3 million or 52.7% of revenues for the nine months ended December 31, 2000. This decrease was attributable primarily to the reduction of product development and related services personnel and to decreased consulting and recruiting costs. We anticipate that research and development expenses will remain constant in absolute dollars, and will reduce as a percentage of total revenues from period to period as we have reduced research and development personnel.


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                                                                              12

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


     General and administrative. General and administrative expenses decreased to $670,000 or 16.1% of revenues for the three months ended December 31, 2001 from $1.4 million or 15.0% of revenues for the three months ended December 31, 2000. General and administrative expenses decreased to $2.6 million or 23.0% of revenues for the nine months ended December 31, 2001 from $3.5 million or 15.2% of revenues for the nine months ended December 31, 2000. The decrease is due primarily to the reduction of administrative personnel, decreased consulting costs and to lower facilities-related expenses necessary to support our growth. We expect that general and administrative expenses will remain constant in absolute dollars as we have reduced personnel and related costs.

     Amortization of goodwill and identifiable intangibles. On September 26, 2000, the Company completed its acquisition of Continuity. As a result of the acquisition, $19.4 million was allocated to goodwill, and identifiable intangibles. This amount was being amortized on a straight-line basis over a period of three years for identifiable intangibles, and five years for goodwill from October 1, 2000. On October 16, 2000, the Company completed its acquisition of DA. As a result of the acquisition, $94.2 million was allocated to goodwill and identifiable intangibles. This amount was being amortized from October 16, 2000 on a straight-line basis over a period of three years for identifiable intangibles and five years for goodwill.

     Specific events and changes in circumstances indicated that these long-lived assets were not recoverable, as determined based on the undiscounted cash flows of the acquired business. In accordance with the Company's policy, the carrying value has been reduced to net realizable value. For the year ended March 31, 2001, $103.0 million of goodwill and identifiable intangibles was written off.

     Amortization of deferred stock-based compensation. We incurred a charge of $399,000 or 9.6% of revenues in the three months ended December 31, 2001 compared to a charge of $1.0 million or 10.8% of revenues for the three months ended December 31, 2000. We incurred a recovery of $1.7 million or 15.6% of revenues in the nine months ended December 31, 2001 compared to a charge of $3.5 million or 14.9% of revenues for the nine months ended December 31, 2000. The charge is related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant and the recovery is related to the unvested options of terminated employees from the restructuring actions.

     Interest and other income, net. Interest and other income, net for the three months ended December 31, 2001 was $35,000, compared to the three months ended December 31, 2000 at $926,000. Interest and other income, net for the nine months ended December 31, 2001 was $598,000, compared to the nine months ended December 31, 2000 at $3.9 million. Interest and other income reflects the interest earned on the cash and cash equivalents balance arising from our special warrant offering in September 1999 and our initial public offering in February 2000. The decrease in interest and other income reflects lower cash balances and lower interest rates.

      Provision for income taxes. A deferred tax asset of $28.5 million existed as of December 31, 2001 compared to $15.3 million at December 31, 2000. A full valuation allowance was recorded against the deferred tax asset because it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially the entire deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the non-transferable nature of the deferred tax asset under certain conditions.

Three and nine months ended December 31, 2000 compared to the three and nine months ended December 31,1999.

     Revenues. Total revenues for the three months ended December 31, 2000 were $9.3 million, compared to $2.9 million for the three months ended December 31, 1999. License revenues accounted for $8.0 million, or 86.7% of total revenues for the three months ended December 31, 2000, compared with $2.7 million or 93.8% for the three months ended December 31, 1999. Total revenues for the nine months ended December 31, 2000 were $23.3 million, compared to $5.4 million for the nine months ended December 31, 1999. License revenues accounted for $20.4 million, or 87.5% of total revenues for the nine months ended December 31, 2000, compared with $5.1 million or 94.5% for the nine months ended December 31, 1999.

     Service revenues, including maintenance and services fees, accounted for the remaining $1.2 million or 13.3% of total revenues for the three months ended December 31, 2000, compared with $183,000 or 6.2% for the three months ended December 31, 1999. Service revenues, including maintenance and services fees, accounted for the remaining $2.9 million or 12.5% of total revenues for the nine months ended December 31, 2000, compared with $296,000 or 5.5% for the nine months ended December 31, 1999.


--------------------------------------------------------------------------------

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


     Approximately 81.5% (1999 61.5%) of our total revenues were generated in the United States, 8.9% (1999 38.5%) were generated in Canada and 9.6% (1999 0.0%) were generated elsewhere in the three months ended December 31, 2000. Approximately 69.1% (1999 68.4%) of our total revenues were generated in the United States, 17.1% (1999 31.3%) were generated in Canada and 13.8% (1999 0.3%) were generated elsewhere in the nine months ended December 31, 2000.

     Cost of revenues. Cost of product revenues was $89,000 for the three months ended December 31, 2000 or 1.0% of total revenues, compared with $14,000 or 0.5% for the three months ended December 31, 1999. Cost of service revenues was $1.4 million for the three months ended December 31, 2000, or 15.5% of total revenues, compared with $321,000, or 11.0% of total revenues for the three months ended December 31, 1999. Cost of product revenues was $270,000 for the nine months ended December 31, 2000 or 1.2% of total revenues, compared with $20,000 or 0.4% for the nine months ended December 31, 1999. Cost of service revenues was $3.4 million for the nine months ended December 31, 2000, or 14.6% of total revenues, compared with $701,000, or 13.1% of total revenues for the nine months ended December 31, 1999.

     We anticipate that cost of service revenues will increase in absolute dollars, but at a slower rate than previous quarters as we continue to hire additional services personnel, but decrease proportionately as a percentage of service revenues. We anticipate that the cost of product revenues will increase proportionately with increases in product revenues.

     Sales and marketing. Sales and marketing expenses increased to $13.6 million for the three months ended December 31, 2000, or 147.2% of total revenues, compared with $3.4 million or 117.4% of total revenues for the three months ended December 31, 1999. Sales and marketing expenses increased to $35.1 million for the nine months ended December 31, 2000, or 150.7% of total revenues, compared with $5.5 million or 101.8% of total revenues for the nine months ended December 31, 1999. This increase was attributable primarily to the addition of sales and marketing personnel and higher marketing costs due to expanded promotional activities.

     Research and development. Research and development expenses increased to $6.1 million for the three months ended December 31, 2000, or 66.1% of total revenues, compared with $1.1 million, or 36.0% of total revenues for the three months ended December 31, 1999. Research and development expenses increased to $12.3 million for the nine months ended December 31, 2000, or 52.8% of total revenues, compared with $2.2 million, or 41.9% of total revenues for the nine months ended December 31, 1999. This increase was attributable primarily to the addition of product development and related services personnel and to increased consulting and recruiting costs.

     As a Canadian Controlled Private Corporation or ("CCPC" ), we qualified for certain investment tax credits under the Income Tax Act (Canada) on eligible research and development expenditures. Prior to our initial public offering, refundable investment tax credits, which result in cash payments to us, have been recorded at a rate of 35% of eligible current and capital research and development expenditures. Prior to our initial public offering, we were entitled to an investment tax credit at these rates for the first Cdn$2.0 million (approximately $1.4 million) of eligible research and development expenditures and a further investment tax credit at the rate of 20% of eligible research and development expenditures in excess of Cdn$2.0 million. Investment tax credits on current expenditures earned at the 35% rate are fully refundable to CCPCs. Investment tax credits earned by a CCPC on capital expenditures at the 35% rate are refundable at a rate of 40% of the amount of the credit. We will earn investment tax credits at a rate of 20% of eligible current and capital research and development expenditures made after our initial public offering. While a portion of investment tax credits earned as a CCPC are refundable, investment tax credits earned after our initial public offering may only be used to offset income taxes otherwise payable.

     General and administrative. General and administrative expenses increased to $1.4 million, or 15.1% of total revenues for the three months ended December 31, 2000, compared to $355,000, or 12.1% of total revenues for the three months ended December 31, 1999. General and administrative expenses increased to $3.5 million, or 14.9% of total revenues for the nine months ended December 31, 2000, compared to $767,000, or 14.3% of total revenues for the nine months ended December 31, 1999. The increase is due primarily to the addition of administrative personnel, increased consulting costs and to higher facilities-related expenses necessary to support our growth.

     Amortization of goodwill and identifiable intangibles. On September 26, 2000, the Company completed its acquisition of Continuity. As a result of the acquisition, $19.4 million was allocated to goodwill, and identifiable intangibles. This amount is being amortized on a straight-line basis over a period of three years for identifiable intangibles, and five years for goodwill from October 1, 2000. For the three months and nine months ended December 31, 2000, $1.0 million (1999 nil) of goodwill amortization was recorded. On October 16, 2000, the Company completed its acquisition


--------------------------------------------------------------------------------

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


of DA. As a result of the acquisition, $94.2 million was allocated to goodwill and identifiable intangibles. This amount is being amortized on a straight-line basis over a period of three years for identifiable intangibles and five years for goodwill from October 16, 2000. For the three months and nine months ended December 31, 2000, $4.1 million (1999 -- nil) of goodwill amortization was recorded.

     Amortization of deferred stock-based compensation. We incurred a charge of $1.0 million for the three months ended December 31, 2000, compared to $451,000 for the three months ended December 31, 1999 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant. We incurred a charge of $3.5 million for the nine months ended December 31, 2000, compared to $769,000 for the nine months ended December 31, 1999 related to the issuance of stock options with exercise prices less than the deemed fair market value for financial reporting purposes on the date of grant.

     Interest and other income, net. Interest and other income, net for the three months ended December 31, 2000 was $926,000, compared to $178,000 for the three months ended December 31, 1999. Interest and other income, net for the nine months ended December 31, 2000 was $3.9 million, compared to $354,000 for the nine months ended December 31, 1999. Interest and other income, net reflects the interest earned on the cash and cash equivalents balance arising from our special warrant offering in June 1999 and our initial public offering in February 2000.

     Provision for income taxes. A deferred tax asset of $15.3 million existed as of December 31, 2000. A full valuation allowance was recorded against the deferred tax asset because it is more likely than not that the asset will not be realized. A valuation allowance taken against substantially all of the deferred tax asset reflects the lack of profitability in the past, the significant risk that taxable income would not be generated in the future and the nontransferable nature of the deferred tax asset under certain conditions.

LIQUIDITY AND CAPITAL RESOURCES

     Since the date of incorporation, we have raised an aggregate of $3.4 million through private placements of special shares. We have raised $14.4 million, net of the agents' commission and offering expenses, through a private placement of special warrants in June 1999. We have also raised $103.4 million, net of agents' commissions and offering expenses through our initial public offering in February 2000.

     Our operating activities used cash of $23.0 million for the nine months ended December 31, 2001 and cash of $29.2 million for the nine months ended December 31, 2000. Our negative operating cash flow resulted principally from the net losses that we incurred during these periods. The Company has taken restructuring actions in January, April and July 2001 to reduce expenses.

     Our financing activities provided cash of $128,000 in the nine months ended December 31, 2001 and used cash of $831,000 in nine months ended December 31, 2000, mostly related to payments on capital leases net of receipts from issuance of common shares and warrants.

     Our investing activities, consisting of the purchase or sale of computer equipment, software, furniture and equipment, net of the purchase or sale of short-term investments used cash of $160,000 during the nine months ended December 31, 2001 and used cash of $1.9 million in nine months ended December 31, 2000.

     In March 1999, we obtained a lease line of credit from a Canadian chartered bank to purchase equipment and furniture. Approximately $89,000 was outstanding as of December 31, 2001. The ceiling on the lease line of credit is Cdn$1,000,000 (approximately $640,000). The lease line of credit is not collateralized with cash for the amount of the line that is used for leasing equipment.

     Our capital requirements depend on a number of factors. In January, April and July 2001, the Company completed restructurings of its operations to reduce the cost of operating the business and expects quarterly expenses to be less than or equal to the quarter ended December 31, 2001. The Company will also have to pay out certain obligations related to these restructurings. We expect to continue to devote resources to continue our research and development efforts, our sales, support efforts, and marketing efforts. Our expenditures have increased substantially since the date of incorporation, but we anticipate that capital expenditures and quarterly expenses will decrease or stay the same in absolute dollars compared to the December 31, 2001 quarter.

     At December 31, 2001, we had cash and cash equivalents and short-term investments aggregating $12.6 million. We


--------------------------------------------------------------------------------

DELANO TECHNOLOGY CORPORATION -- Quarterly Report                  Canadian GAAP
--------------------------------------------------------------------------------


believe based on current forecasts that our current cash and cash equivalents and short-term investments are sufficient to fund our operations and pay out our obligations as a result of our restructurings for at least the next 12 months. If cash generated from operations is insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements. Additional funding may not be available on favorable terms or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any such financing may be dilutive to existing investors.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     Pursuant to recent accounting guidance to disclose significant accounting policies and business practices that are deemed to be important to the Company's financial condition, the Company has made the following disclosures:

     The preparation of consolidated financial statements requires Delano to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Delano evaluates its estimates, including those related to revenue recognition, bad debts, investments, intangible assets, income taxes, restructuring, and contingencies and litigation. Delano bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     Revenue recognition - We recognize our software license revenues in accordance with the American Institute of Certified Public Accountants, or ("AICPA"), Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and related amendments and interpretations contained in the AICPA's SOP 98-9. We generally recognize revenues allocated to software licenses upon delivery of the software products, when all of the following conditions have been met:

     o persuasive evidence of an arrangement exists;

     o the license fee is fixed or determinable; and

     o collectibility of the license fee is probable.

     Because substantially all of our software license agreements include related maintenance services, these agreements are multiple-element arrangements. We allocate the fees in multiple-element arrangements based on the respective value for each element, with maintenance being allocated typically at 18% of license revenue but not in all cases. Delivery of the software generally is deemed to occur upon shipment of the software unless customers are provided the opportunity to return the products. Revenues are recognized only when all refund obligations have expired. In situations where we provide online offerings, delivery of the software occurs upon initiation of the online offerings. Revenues from maintenance and support services and online offerings are recognized ratably over the related contractual period. Revenues related to installation and integration services are recognized on a time and material basis as such services are provided.


     Restructuring charges (recovery) - The Company determined its restructuring charges (recovery) in accordance with Emerging Issues Task Force Issue No. 94-3 ("EITF 94-3") and Staff Accounting Bulletin No. 100 ("SAB 100"). EITF 94-3 and SAB 100 require that the Company commit to an exit plan before it accrues employee termination costs and exit costs.

     All restructuring related charges involved estimates based on information available at the time the accrual was made. Actual results may differ from these estimates under different assumptions or conditions.


--------------------------------------------------------------------------------

                                     ANNEX O

          DELANO MANAGEMENT INFORMATION CIRCULAR DATED JUNE 11, 2001,
                 PREPARED FOR THE ANNUAL AND SPECIAL MEETING OF
                      DELANO SHAREHOLDERS ON JULY 26, 2001

                          DELANO TECHNOLOGY CORPORATION

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

                                  JULY 26, 2001

     The Annual and Special Meeting of shareholders of Delano Technology Corporation ("Delano" or the "Company") will be held at The Toronto Stock Exchange, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada, on Thursday, July 26, 2001 at 9:00 a.m., Eastern Time, for the following purposes:

          1. to receive and consider the Company's 2001 Annual Report, the consolidated financial statements of the Company for the fiscal year ended March 31, 2001 and the report of the auditors thereon;

          2.   to elect directors;

          3. to appoint independent auditors for the Company and authorize the Board of Directors to fix their remuneration;

          4. to consider and, if deemed advisable, to approve amendments to the Employee Stock Purchase Plan of the Company increasing the maximum number of Common Shares of the Company issuable thereunder; and

          5. to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

         The foregoing items are fully discussed in the Management Information Circular/Proxy Statement accompanying this notice.

     The close of business on June 11, 2001 has been fixed as the record date for the meeting. Only shareholders of record at that time are entitled to notice of and to vote at the meeting and any adjournment or postponement thereof. However, a transferee of Common Shares acquired since the record date shall be entitled to vote at the meeting if he or she produces properly endorsed share certificates for such Common Shares or otherwise establishes that he or she owns such Common Shares and demands, no later than 10 days before the meeting that his or her name be included in the list of shareholders entitled to receive the notice of meeting.

     All shareholders are cordially invited to attend the meeting. Shareholders who are unable to attend the meeting in person are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy. To be effective, the completed form of proxy must be received by Computershare Investor Services, 100 University Avenue 8th Floor, Toronto, Ontario M5J 2Y1 before 5:00 p.m. (Toronto time) on Wednesday July 25, 2001. The return of the proxy will not affect your right to vote in person if you attend the meeting. A copy of the annual report for the year ended March 31, 2001 and a Management Information Circular/Proxy Statement accompany this notice. This last document provides additional information relating to the matters to be dealt with at the meeting, and is deemed to form part of this notice.

                                              By Order of the Board of Directors

                                              "David L. Lewis"
                                              Corporate Secretary
June 11, 2001

                          DELANO TECHNOLOGY CORPORATION

                  302 TOWN CENTRE DRIVE MARKHAM, ONTARIO CANADA

                         MANAGEMENT INFORMATION CIRCULAR

                                 PROXY STATEMENT


     THIS MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY ARE FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF DELANO TECHNOLOGY CORPORATION ("DELANO" OR THE "COMPANY") FOR USE IN VOTING AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") TO BE HELD AT THE TORONTO STOCK EXCHANGE, THE EXCHANGE TOWER, 130 KING STREET WEST, TORONTO, ONTARIO, CANADA, ON THURSDAY, JULY 26, 2001 AT 9:00 A.M. EASTERN TIME, and at any postponement or adjournment thereof, for the purposes set forth in the attached notice. This Management Information Circular/Proxy Statement, the attached notice and the enclosed proxy are being sent to shareholders on or about June 22, 2001.

     Management of the Company does not intend to bring any matters before the Meeting except those indicated in the notice and does not know of any matter which anyone else proposes to present for consideration at the Meeting. If any other matters properly come before the Meeting, however, the persons named in the enclosed proxy, or their duly constituted substitutes acting at the Meeting, will be authorized to vote or otherwise act thereon in accordance with their judgment on such matters.

     Only votes cast in person at the Meeting or by proxy received by the Company before the commencement of the Meeting will be counted at the Meeting. With regard to Proposal #1, the election of directors, votes may be cast for or withheld from all nominees. Votes that are withheld will have no effect on the outcome of the election because directors will be elected by a plurality of the votes cast. With regard to Proposals #2, #3 and #4, a vote may be withheld which will be counted as present for purposes of determining a quorum and have the effect of a negative vote.

     If proxies are properly dated, executed and returned, the Common Shares they represent will be voted at the Meeting in accordance with the instructions of the shareholder. IF NO SPECIFIC INSTRUCTIONS ARE GIVEN, THE COMMON SHARES REPRESENTED BY PROXY WILL BE VOTED FOR the election of the nominees for directors set forth herein, FOR the appointment of KPMG LLP, Chartered Accountants, as independent auditors for the Company in fiscal 2002, FOR authorizing the directors to fix the auditors' remuneration, and FOR the proposed amendments to the Employee Stock Purchase Plan. A proxy given pursuant to this solicitation may be revoked by an instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or adjournment or postponement thereof; or in any other manner permitted by law. Attendance at the Meeting will not automatically revoke a proxy, but a shareholder in attendance may request a ballot and vote in person, thereby revoking a previously granted proxy.

     THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS IS BEING MADE BY MANAGEMENT OF THE COMPANY AND THE COST OF SOLICITATION, INCLUDING THE COST OF PREPARING THE MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT, THE FORM OF PROXY AND NOTICE OF ANNUAL AND SPECIAL MEETING IS BEING PAID FOR BY THE COMPANY. In addition to solicitation by mail, the Company will request banks, brokers and other custodian nominees and fiduciaries to supply proxy material to the beneficial owners of Common Shares of the Company of whom they have knowledge, and may reimburse them for their expense in so doing.

                            RECORD DATE, OUTSTANDING
                               SHARES AND HOLDINGS
                            OF CERTAIN SHAREHOLDERS


RECORD DATE AND OUTSTANDING SHARES

     At the close of business on June 11, 2001, the record date fixed for the determination of shareholders entitled to notice of and to vote at the Meeting, there were outstanding 37,305,826 Common Shares of the Company ("Common Shares"), the only class of voting securities outstanding. Shareholders of record of Common Shares as of the close of business on June 11, 2001 will be entitled to vote. However, a transferee of Common Shares acquired since the record date shall be entitled to vote at the Meeting if he or she produces properly endorsed share certificates for such shares or otherwise establishes that he or she owns such shares and demands prior to the commencement of the Meeting, that his or her name be included in the list of shareholders entitled to receive the notice of Meeting. The presence at the Meeting, in person or by proxy, of shareholders entitled to cast a third of the votes which all shareholders are entitled to cast will constitute a quorum. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Shares as of May 11, 2001 of (i) each shareholder known by the Company to be the beneficial owner of more than 5% of the outstanding Common Shares, (ii) each director of the Company, (iii) each Named Executive Officer (as defined under "Executive Compensation and Other Transactions", below) of the Company and (iv) all directors and officers as a group. Beneficial ownership also includes any shares as to which a person or entity has the right to acquire beneficial ownership of within 60 days after March 31, 2001 Except as otherwise indicated, the Company believes that the beneficial owners of the Common Shares listed below, based on the information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community of property laws where applicable. The address of our executive officers and directors is in care of Delano Technology Corporation, 302 Town Centre Blvd., Markham, Ontario L3R 0E8, Canada.


                                                     NUMBER OF SHARES  PERCENT OF TOTAL
                                                       BENEFICIALLY     BENEFICIALLY
NAME OF BENEFICIAL OWNER                                  OWNED            OWNED
------------------------                                ---------          -----
Bahman Koohestani (1) ........................          3,500,000           9.4%
Dennis Bennie (2) ............................          1,024,107           2.7%
John Foresi (3) ..............................          1,684,603           4.5%
Albert Amato (4) .............................            326,927             *
J. (Ian) Giffen (5) ..........................             69,687             *
Donald Woodley (6) ...........................             13,375             *
Al DeLorenzi .................................                  0             *
Vikas Kapoor .................................                  0             *
All executive officers and directors
as a group (12 Persons) (7) ..................          6,861,593          18.4%


* Less than 1%

-------------------
(1) Represents shares held of record by 1329347 Ontario Inc., in its capacity as general partner of GHI Limited Partnership. Mr. Koohestani is the sole shareholder of 1329347 Ontario Inc.

(2) Represents shares held by 3060357 Canada Inc. and XDL Ventures Corp., both of which companies are controlled by Mr. Bennie.

(3) Includes 789,474 shares held of record by Tofino Venture Capital Inc, of which Mr. Foresi is the voting trustee. The shares also include a warrant to purchase 394,737 shares at a price of $0.44 per share and options for 250,000 shares that are vested.

(4) Includes 276,927 shares owned and options for 50,000 shares that are vested.

(5)  Includes 45,000 shares owned and options for 24,687 shares that are vested.

(6)  Includes 4,000 shares owned and options for 9,375 shares that are vested.

(7) Includes 6,349,563 shares owned and options/warrants for 512,030 shares that are vested.

CURRENCY

     Unless otherwise specified in the document, all references shall be to US dollars. The prefix "C" before a specified dollar amount designates Canadian dollars. US dollar amounts which follow any amount specified in another currency are estimates only.


                              ELECTION OF DIRECTORS

     The number of directors to be elected at the Meeting is eight (8). Under the by-laws of the Company, directors are elected annually.

     At the Meeting, the shareholders will elect the directors to hold office, subject to the provisions of the Company's Bylaws, until the next Annual Meeting of shareholders and until their successors shall have been duly elected and qualified. Unless contrary instructions are given, the shares represented by the enclosed proxy will be voted FOR the election of the nominees set forth below.

     The nominees set forth below have consented to being named in this Management Information Circular/Proxy Statement and to serve if elected. However, if any nominee at the time of his election is unable or unwilling to serve or is otherwise unavailable for election, an event management have no reason to believe will occur, and as a result another nominee is designated by the Board of Directors or is otherwise nominated, the persons named in the enclosed proxy, or their substitutes, will have discretion and authority to vote or refrain from voting for such nominee in accordance with their judgment.

     Under the Articles and By-laws of the Company, the Board of Directors consists of a minimum of three (3) directors and a maximum of ten (10) persons. The current number of directors is eight (8) and it is proposed that eight (8) directors be elected at the Meeting. The nominees for election as director, together with certain information about them, are set forth below.



NAME                                                 AGE                           TITLE
----                                                 ---                           -----
Dennis Bennie(1)(2)...............................   48                            Chairman
John Foresi.......................................   40                            Director and Chief Executive
                                                                                   Officer
Bahman Koohestani.................................   39                            Director, Executive Vice-President, Products
                                                                                   and Chief Technology Officer
Albert Amato(1)(2)................................   42                            Director
J. (Ian) Giffen(1)................................   43                            Director
Donald Woodley(2).................................   55                            Director
Al Delorenzi......................................   52                            Director
Vikas Kapoor......................................   39                            Director


------------------
(1)  Member of the audit committee

(2)  Member of the compensation committee

(3)  Member of the corporate governance committee

     Dennis Bennie has been our Chairman since our inception in May 1998. Currently, Mr. Bennie is the Chief Executive Officer and President of XDL Capital Corp., a private venture capital firm that he established in January 1997 to focus on investing in and working with emerging Internet companies and related technologies. Mr. Bennie is a director of MGI Software Corp., a company that produces digital imaging software. In 1988, Mr. Bennie co-founded Delrina Corporation, a designer of fax, data and voice communications software, where he was the Chairman and Chief Executive Officer until the November 1995 sale of Delrina to Symantec Corporation. He remained employed with Symantec as Executive Vice President and was a director until mid-1996. Mr. Bennie has an accounting degree from the University of Witwatersrand.

     John Foresi has been our Chief Executive Officer and has served as one of our directors since January 1999. From May 1998 to December 1998, he was the President, Transportation of i2 Technologies, a global supply chain software company. In May 1998, i2 Technologies acquired InterTrans Logistics Solutions, of which Mr. Foresi was President and Chief Executive Officer from August 1994 to April 1998. Mr. Foresi has an MBA from the Harvard Business School and a BBA from Wilfrid Laurier University.

     Bahman Koohestani founded Delano in May 1998, has served as one of our directors since our inception and was our President and Chief Executive Officer from our inception until January 1999. Mr. Koohestani has been our Executive Vice-President, Products and Chief Technology Officer since January 1999. Prior to founding Delano, Mr. Koohestani was Director of Products, Messaging for Netscape Communications from October 1996 to May 1998. From February 1991 to September 1996, Mr. Koohestani served as Chief Architect of Electronic Forms and Products e-Commerce at Delrina. Mr. Koohestani has a Bachelor of Science (Honors) degree from York University.

     Albert Amato has served as one of our directors since May 1998. Since November 1995, Mr. Amato has been a technology consultant and advisor to software companies and technology investment funds. Mr. Amato was a co-founder and was Chief Technical Officer of Delrina from 1989 to November 1995. After Delrina was sold to Symantec, he served as a Vice President with Symantec from November 1995 to May 1996. Mr. Amato has a Bachelor of Applied Science and Engineering (Honors) degree from the University of Toronto.

     J. (Ian) Giffen has served as one of our directors since June 1998. Since September 1996, Mr. Giffen has been a consultant and advisor to software companies and technology investment funds. From February 1996 to September 1996, Mr. Giffen was Chief Financial Officer of Algorithmics. From January 1992 until February 1996, Mr. Giffen served as Chief Financial Officer of Alias Research, which was sold to Silicon Graphics in June 1995. Mr. Giffen is a director of and advisor to Macromedia Inc., a developer of software for web publishing, multimedia and graphics and a director of MGI Software. Mr. Giffen has a Bachelor of Arts in Business Administration from the University of Strathclyde.

     Donald Woodley has served as one of our directors since November 1999. From February 1997 to October 1999, Mr. Woodley was President of Oracle Corporation Canada Inc. From September 1987 to January 1997, he was President of Compaq Canada Inc. Mr. Woodley serves on the board of directors of Telus Corporation Inc., a telecommunications company and ThinWEB Technologies Inc. Mr. Woodley has a Bachelor of Commerce from the University of Saskatchewan and an MBA from the University of Western Ontario.

     Al Delorenzi has served as one of our directors since January, 2001. From October, 1999 to present, Mr. DeLorenzi has held the position of Chief Technology Officer for eBusiness Solutions at Nortel Networks, where he is responsible for Business Development, Strategic Planning, Strategic Alliances, and Technology Innovation. Prior to his position in eBusiness Solutions, Mr. DeLorenzi held a number of executive positions at Nortel Networks. He was responsible for Business Development and Technology for Nortel Networks' enterprise networking portfolio, which comprised data networking, communications applications and telephony systems. Mr. DeLorenzi began his career at Nortel in 1988 in Research and Development and has since held executive positions in product management and marketing. Mr. DeLorenzi is a graduate of the University of Toronto and holds a Bachelor of Applied Sciences degree in Electrical Engineering. Mr. DeLorenzi is based in the San Jose CA offices of Nortel Networks.

     Vikas Kapoor has served as one of our directors since June, 2001. Mr. Kapoor is Chairman and Chief Executive Officer of Opera Ventures, a privately held firm which specializes in turnarounds and restructurings. Prior to founding Opera, Mr. Kapoor was President and Chief Executive Officer of Walker Digital, an Internet Incubator from April to November, 2000. Prior to that, Mr Kapoor had a successful career as a management consultant, first at McKinsey & Co, (1989 to 1992) then at AT Kearney, Inc (1992 to 1994), and finally at his own firm, Mitchell Madison Group, which he co-founded in 1994, built into a global 700 person firm and sold to marchFIRST in 1999. Mr. Kapoor received a Bachelor of Arts in Philosophy from Princeton University in 1984, a Master of Arts in Philosophy from Harvard University in 1989 and a Masters of Business Administration from the Harvard Business School in 1989.

     The Board currently has three committees, the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

AUDIT COMMITTEE

     Our Audit Committee's mandate is to assist the Board of Directors in fulfilling its functions relating to corporate accounting and reporting practices as well as financial and accounting controls, to provide effective oversight of the financial reporting process, and to review financial statements as well as proposals for the issue of securities. Messrs. Bennie, Amato and Giffen are members of the Audit Committee.

COMPENSATION COMMITTEE

     Our Compensation Committee reviews and approves the compensation and benefits for our executive officers, administers our stock option plan and performs other duties as may from time to time be determined by our board of directors. Messrs. Bennie, Amato and Woodley are members of the Compensation Committee.

CORPORATE GOVERNANCE COMMITTEE

     The Company's Board of Directors met 9 times during fiscal 2001. No director participated in fewer than 75% of the meetings of the Board of Directors and the total number of meetings held by all committees on which such director served. The Corporate Governance Committee was formally established by the Board of Directors on June 8, 2001. Messrs. Bennie and Giffen are members of the Corporate Governance Committee. To date the Corporate Governance Committee has not yet met as a separate committee and the governance matters discussed in this circular have been addressed by the full Board of Directors or its Committees on an ad hoc basis.

COMPENSATION OF DIRECTORS

     Effective July, 2000, we compensate directors, who are not employees of the Company for serving on the Board of Directors at a rate of $2,500 per quarter. In addition, the chairman of each of the Audit and Compensation Committees received $2,500 per quarter and each member of the committees receives $1,500 per quarter. We also reimburse directors for out-of-pocket expenses for attending board and committee meetings.

DIRECTORS AND OFFICERS INSURANCE

     The By-laws of the Company provide that, subject to Section 136 of the Business Corporations Act (Ontario) (the "OBCA"), the Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses reasonably incurred by him or her in respect of certain actions or proceedings to which he or she is made a party by reason of his or her office, if he or she meets certain specified standards of conduct, and the Company shall also indemnify any such person in such other circumstances as the OBCA or the law permits or requires. The Company maintains directors' and officers' liability insurance for its directors and officers. With respect to directors and officers as a group, the Company paid a premium of $450,846 for directors' and officers' liability insurance, which included coverage required in connection with the Company's initial public offering. The total amount of insurance purchased for directors and officers as a group was $15,000,000. All matters insured are subject to a $500,000 securities-related retainer, which applies to costs of defense and which is waived where claims against all insureds are dismissed or the insureds are found not liable. We do not otherwise compensate our directors, but they are reimbursed for out-of-pocket expenses incurred in connection with meetings of the Board of Directors or its committees.

DIRECTORS' STOCK OPTIONS

     Directors are eligible to participate in the Company's Stock Option Plan. To date, options to purchase an aggregate of 850,000 Common Shares have been granted to members of the Board of Directors as detailed below:


                          Number of Shares
                            Underlying               Exercise
                          Options Granted         Price Per Share            Expiration
     Name                      (#)                 ($/Security)                 Date
--------------               -------               ------------             -------------
John Foresi                  500,000                  $0.11                 Jan. 04, 2004
John Foresi                  150,000                  $2.38                 Jan. 05, 2006
Dennis Bennie                 10,000                  $2.38                 Jan. 05, 2006
Albert Amato                  75,000                  $0.11                 Aug. 26, 2003
Albert Amato                  10,000                  $2.38                 Jan. 05, 2006
J. (Ian) Giffen               30,000                  $0.11                 Aug. 26, 2003
J. (Ian) Giffen               15,000                  $3.08                 Oct. 18, 2004
J. (Ian) Giffen               10,000                  $2.38                 Jan. 05, 2006
Donald Woodley                30,000                  $4.51                 Nov. 26, 2004
Donald Woodley                10,000                  $2.38                 Jan. 05, 2006
Albert DeLorenzi              10,000                  $3.50                 Jan. 22, 2006



INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the Company's directors or senior officers were indebted to the Company or to any of its subsidiaries at any time since the beginning of the last completed fiscal year.


                                 RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF ITS NOMINEES TO SERVE ON THE COMPANY'S BOARD OF DIRECTORS.


                  EXECUTIVE COMPENSATION AND OTHER TRANSACTIONS

     The following individuals comprise the executive officers of the Company as at the date hereof:


NAME                                                                         TITLE
----                                                                         -----
John Foresi....................................   40                         Director and Chief Executive
                                                                             Officer
Bahman Koohestani..............................   39                         Director, Executive Vice-President, Products
                                                                             and Chief Technology Officer
David Frankland................................   44                         President
Thomas Hearne..................................   36                         Chief Financial Officer
Robert Lalonde.................................   37                         Senior Vice-President, Products
Barry Yates....................................   35                         Senior Vice-President, Worldwide Sales
David Lewis....................................   38                         Vice-President, Legal, General Counsel and Secretary


     John Foresi. Please see biographical information in "Election of Directors".

     Bahman Koohestani. Please see biographical information in "Election of Directors".

     David Frankland has been President of Delano since January 2, 2001. Prior to Delano, Mr. Frankland served as President and Chief Executive Officer of Digital Archaeology, a leading provider of advanced customer analytics for e-business, which culminated in the sale of the company to Delano. Mr. Frankland also served as Vice President of Marketing, Sales, and Service for APS Technologies, a manufacturer and direct marketer of computer peripheral devices. As well, Mr. Frankland served as Executive Director of Marketing for Informix Software, Vice President of Worldwide

Sales and Marketing for the division of Sun Microsystems, Director of OEM Sales and Marketing for ITT Information Systems and Vice President of Marketing and Sales for Digital Ocean, a wireless networking start-up company. Mr. Frankland holds a BA in Psychology and Theology from St. Olaf College and an advanced degree in direct marketing from the Henry Bloch School of Business at the University of Missouri, Kansas City.

     Thomas Hearne has served as our Chief Financial Officer since November 1999. From October 1997 to November 1999, Mr. Hearne was Chief Financial Officer of Open Text Corporation, a provider of intranet, extranet and e-community platform solutions. From September 1996 to October 1997, Mr. Hearne served as Vice President, Finance and Administration of Algorithmics Incorporated, a developer of risk management software. From April 1996 to September 1996, Mr. Hearne was the Controller of Algorithmics. From September 1992 to April 1996, Mr. Hearne was European Controller and Manager, Financial Reporting at Alias Research Inc., a developer of 3D graphics software, which was sold to Silicon Graphics, Inc. in June 1995. Mr. Hearne is a chartered accountant and has an MBA from York University and a Bachelor of Economics degree from Trent University.

     Robert Lalonde has served as our Senior Vice-President, Products and prior to that our Vice-President of Marketing since January 1999. From July 1993 to January 1999, Mr. Lalonde was the Vice-President, Marketing of the Business Intelligence Division at Hummingbird Ltd., a provider of network connectivity, business intelligence, document and knowledge management software. Mr. Lalonde has a Bachelor of Science degree from Laurentian University.

     Barry Yates has served as our Senior Vice-President, Worldwide Sales since March 2000. Between January 2000 and March 2000, Mr. Yates served as our Vice President, North American Sales. Between September 1998 and January 2000, Mr. Yates served as our Vice-President, Professional Services. Prior to joining us, Mr. Yates was Manager at Bain & Company, a management consulting firm, from December 1995 to September 1998. From April 1992 to November 1995, Mr. Yates was Principal at KPMG Management Consulting Company. Mr. Yates has a Bachelor of Commerce (Honors) degree from Queen's University.

     David Lewis has served as our Vice President, Legal, General Counsel and Secretary since January 2000. From February 1999 to January 2000, Mr. Lewis was the Vice President, Legal at Open Text. From November 1994 to February 1999, Mr. Lewis was the General Counsel at Alias|Wavefront (formerly Alias Research) prior to its acquisition by Silicon Graphics in June 1995. Between June 1994 and November 1994, Mr. Lewis was an independent consultant and prior to June 1994, Mr. Lewis was General Counsel at SoftKey Software Products Inc., a consumer software publisher. Mr. Lewis has a Bachelor of Laws (LL.B.) degree from Osgoode Hall Law School.

EXECUTIVE COMPENSATION
     The following table sets forth the actual compensation paid or awarded to our named executive officers for the year ended March 31, 2001, by the individual who served as Delano's Chief Executive Officer and each of the four other most highly compensated executive officers whose salary and bonus for the 2001 fiscal year exceeded $100,000, for services rendered in all capacities to Delano and its subsidiaries for the fiscal year ended March 31, 2001 and the period from May 8, 1999 to March 31, 1999. The listed individuals are referred to hereafter as the "Named Executive Officers." No other executive officers who otherwise would have been includable in this table on the basis of salary and bonus earned during 2001 have been excluded because they terminated employment or changed their executive status during the year.


                                                                                                           Long-term
                                                                                                          Compensation
                                                                                                             Awards
                                                                                                           -----------
                                                                             Annual
                                                                          Compensation
                                                           ------------------------------------------      Securities
                                             Year                                                          Underlying
Name and Principal Position                  Ended         Salary ($)       Bonus ($)           Other      Options (#)
---------------------------                  -----         ----------       ---------           -----      -----------
                                                                                                 ($)
John Foresi(1)...........................     2001           99,540               --            4,778          150,000
Chief Executive Office...................     2000          104,167          277,778            5,000               --
                                              1999           81,250               --            1,188        1,144,737

David Frankland(2).......................     2001          200,000          140,307            5,000          465,000
President

Barry Yates(3)...........................     2001           99,540           43,549            4,778           75,000
Senior Vice President, Worldwide Sales...     2000          104,167          104,167            5,000               --
                                              1999           58,827               --            2,916          225,000

Robert Lalonde(4)........................     2001           99,540           71,308            4,778           90,000
Senior Vice President, Products..........     2000          104,167           40,886            5,000               --
                                              1999           20,833               --               --          135,000

Bruce Cameron(5).........................     2001          150,000           45,000            6,000           20,000
Vice President, Sales North America......     2000           38,743           35,000            1,250          105,000



---------------

1. Mr. Foresi joined Delano as President and Chief Executive Officer in January 1999. His annualized salary for 2001 was Cdn$150,000. Mr. Foresi also received a car allowance of Cdn$7,200 which is included as other compensation. As of March 31, 2001, Mr. Foresi held 250,000 unvested shares of Delano at $0.11 per share and has a warrant to purchase an additional 394,737 common shares at $0.44 per share. The warrant expires when he ceases to be employed by us or on January 5, 2002, whichever occurs earlier.

2. Mr. Frankland became President of Delano on January 2, 2001. Prior to Delano, Mr. Frankland served as President and Chief Executive Officer of Digital Archaeology. Delano acquired Digital Archaeology in October 2000. Mr. Frankland had 265,000 fully vested options granted at $1.45 per share pursuant to the stock incentive plans for Digital Archaeology that have been assumed by us. As of March 31, 2001, Mr. Frankland held 50,000 unvested shares of Delano at $2.38 per share and 150,000 unvested shares of Delano at $12.25 per share.

3. Mr. Yates joined Delano in September 1998. As of March 31, 2001, Mr. Yates held 75,000 unvested shares of Delano at $0.11 per share and 75,000 unvested shares of Delano at $2.38 per share.

4. Mr. Lalonde joined Delano in January 1999. As of March 31, 2001, Mr. Lalonde held 45,000 unvested shares of Delano at $0.11 per share, 75,000 unvested shares of Delano at $2.38 per share and 15,000 unvested shares of Delano at $9.56 per share.

5. Mr. Cameron joined Delano in January 2000. As of March 31, 2001, Mr. Cameron held 78,750 unvested shares of Delano at $6.67 per share and 20,000 unvested shares of Delano at $2.38 per share. Mr. Cameron left the Company in April 2001.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

     The following is a brief description of the employment agreements entered into between the Company or its subsidiaries and each of the Named Executive Officers.

     We have entered into an agreement with Mr. Foresi pursuant to which he was hired as our President and Chief Executive Officer effective January 4, 1999. Pursuant to this agreement, Mr. Foresi receives a salary of C$150,000 (approximately $104,000) per annum, exclusive of bonuses, benefits and other compensation. Mr. Foresi was also granted options to purchase 750,000 Common Shares at a price of $0.11 per share, which options expire on January 4, 2004, and a warrant to purchase an additional 394,737 Common Shares at a price of $0.44 per share, which warrant expires when Mr. Foresi ceases to be employed by us or January 5, 2002, whichever is earlier. On January 11, 2000, Mr. Foresi exercised options to purchase 250,000 Common Shares at a price of $0.11 per share. Mr. Foresi also receives a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties. If Mr. Foresi is dismissed without cause he will be entitled to receive either six months' notice or payment of six months' severance.

Options that have not vested and warrants that have not been exercised prior to notice of termination (other than for cause) or during the six-month notice or severance period thereafter will be null and void. The agreement further provides that in the event of a change of control of Delano resulting in the termination of Mr. Foresi's employment without cause, all of Mr. Foresi's options will vest within three months of the change of control.

     We have also entered into an agreement with Mr. Koohestani pursuant to which he was hired as our Executive Vice President, Products and Chief Technology Officer effective January 4, 1999. Pursuant to this agreement, Mr. Koohestani receives a salary of C$150,000 (approximately $104,000) per annum, exclusive of bonuses, benefits and other compensation. Mr. Koohestani also receives a yearly car allowance and compensation for all expenses incurred from time to time in connection with the carrying out of his duties.

     The Company has also entered into separate Employee Confidentiality and Non-Solicitation Agreements with each of the Named Executive Officers. Under these agreements, each of them has agreed to keep in confidence all proprietary information of the Company obtained during his employment with the Company for a period of three years following the termination of his employment with the Company.

STOCK PLAN

     The Delano 1999 Stock Option Plan. The Delano 1999 Stock Option Plan was established to provide incentives to our directors, officers, employees and consultants through participation in the Company's growth and success. Options to purchase Common Shares may be granted from time to time by our Board of Directors at an exercise price determined by them. The maximum number of Common Shares that currently may be issued under the plan is 6,550,158 Common Shares. Options granted under the plan must be exercised no later than five years after the date of the grant, except where our board of directors specifically states otherwise, in which case the expiry date can be no later than 10 years after the date of grant. The option price per Common Share shall be determined by the board of directors at the time an option is granted. The board of directors may accelerate the vesting of any or all outstanding options of any or all optionees upon the occurrence of a change of control. Generally, options granted subsequent to March 4, 1999 vest over a four year period; and options granted prior to March 5, 1999 vest annually over a three year period.

     Summary of Outstanding Stock Options and Potential Issuances. As of March 31, 2001, options to purchase an aggregate of 8,108,036 Common Shares were outstanding under all of the Company's stock option plans out of an allowable pool of options totaling 9,335,382. Options to purchase 2,123,690 Common Shares were fully vested and the remaining options vest over the next four years.

STOCK OPTION INFORMATION

                        OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth (1) the number of common shares underlying the options granted to each of the named executive officers during the fiscal year ended March 31, 2001, (2) the percentage that these options represent in comparison to the total number of options granted to our employees during the same period, (3) the exercise price of such options and (4) their expiration date.

                          OPTION GRANTS IN FISCAL 2000



                                                                                                            Potential
                                                                                                            Realizable
                                                                                                        Value at Assumed
                                                                                                         Annual Rates of
                          Number of                                                                         Stock Price
                           Shares       Percent of Total                                                 Appreciation for
                        Underlying     Options Granted to        Exercise                                   Option Term
                      Options Granted   Employees in          Price Per Share       Expiration        -----------------------
Name                       (#)           Fiscal Year           ($/Security)             Date          5% ($)           10%($)
----                     -------         -----------           ------------       ---------------     ------           ------
John Foresi              150,000           2.3%                   2.38            January 5, 2006     98,633          217,952
David Frankland          150,000           2.3%                  12.25           October 13, 2005    507,667        1,121,812
                          50,000             *                    2.38            January 5, 2006     32,878           72,651
Barry Yates               75,000           1.2%                   2.38            January 5, 2006     49,316          108,976
Rob Lalonde               75,000           1.2%                   2.38            January 5, 2006     49,316          108,976
                          15,000             *                    9.56             August 7, 2005     39,619           87,547
Bruce Cameron             20,000             *                    2.38            January 5, 2006     13,151           29,060



-------------
* - less than 1%

                         OPTION EXERCISES IN FISCAL 2000


                                                            # of Securities
                                                        Underlying Unexercised           Value of Unexercised In-
                        Number of                         Options at Fiscal                the-Money Options
                         Shares                                Year End                   at Fiscal Year End
                       Acquired on       Value        ----------------------------   -----------------------------
Name                    Exercise       Realized       Exercisable    Unexercisable   Exercisable     Unexercisable
----                    --------       --------       -----------    -------------   -----------     -------------
John Foresi                  --              --         250,000         400,000        $317,500        $317,500
David Frankland              --              --         265,000         200,000              --              --
Barry Yates              40,000        $533,450         110,000         150,000        $139,700        $ 95,250
Rob Lalonde              90,000        $614,700              --         135,000              --        $ 57,150
Bruce Cameron                --              --          26,250          98,750              --              --



CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Dennis Bennie, our Chairman, is a trustee of the Bennie Children's' Trust, which owns 11.25% of Protege Software Limited, a company with which we had entered into a services agreement dated as of June 1, 1999. Pursuant to this agreement, Protege Software Limited provided administrative assistance and office space to facilitate the opening of our European offices in return for a management fee of (pound)125,000 (approximately $200,000) per year, as well as (pound)6,000 (approximately $9,600) per month in respect of its costs and a bonus of up to 15% of sales generated by our European offices. The Company terminated the agreement in October 2000.

     A consulting arrangement exists between Opera Ventures, a company of which Mr. Kapoor is the largest shareholder, and the Company pursuant to which Opera Ventures provides assistance to the Company in addition to Mr. Kapoor serving as a director of the Company. Opera Ventures is being paid $50,000 per month for providing such services. The initial term of this arrangement is for three months ending July 9, 2001.

COMPANY POLICY CONCERNING TRANSACTIONS WITH AFFILIATES

     The Company has adopted a policy that all transactions with directors, executive officers and other affiliates will be on terms that are believed to be at least as favorable to the Company as could be obtained from unaffiliated third parties and must be reviewed by the Compensation Committee and approved by a majority of the Company's disinterested directors.

     The Company believes that the foregoing transactions with directors, executive officers and other affiliates were completed on terms as favorable to the Company as could have been obtained from unaffiliated third parties.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     The Company is a foreign private issuer and as such its insiders are not required to file reports under Section 16(a) of the United States Securities Exchange Act of 1934.

                              CORPORATE GOVERNANCE

     The Toronto Stock Exchange ("TSE") Committee on Corporate Governance in Canada has issued a series of proposed guidelines for effective corporate governance. The guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. To implement these guidelines, the TSE has adopted as a listing requirement the disclosure by each listed corporation of its approach to corporate governance with reference to the proposed guidelines. The Company's Board of Directors and senior management consider good corporate governance to be central to the effective operation of the Company.

     The TSE guidelines on Corporate Governance pay a great deal of attention to the make up and independence of corporate boards. An "unrelated" director, under the guidelines is a director who is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests arising from shareholding. In defining an unrelated director, the guidelines place emphasis on the ability of a director to exercise objective judgment, independent of management. An informal distinction is made between inside and outside directors. An inside director is a director who is an officer or employee of the Company or any of its affiliates. In deciding whether a particular director is a "related director" or an "unrelated director" the Corporate Governance Committee examined the factual circumstances of each director and considered them in the context of the criteria set out in the TSE Guidelines. On the basis of the foregoing, three of the existing directors of the Company are "related" to the Company. Of the proposed directors, a majority are unrelated and are also outside directors. Two of the proposed directors are insiders of the Company, namely John Foresi, the Chief Executive Officer of the Company and Bahman Koohestani, the Chief Technology Officer of the Company. Below is a table setting out the TSE Guidelines and commentary concerning the extent to which the Company conforms with such Guidelines.


                                           Does Delano
TSE Corporate Governance Committee         align with this
Guideline                                  Guideline?         Comments
---------                                  ----------         --------
1. Board should explicitly assume
responsibility for stewardship of the
corporation, and specifically for:

a) adoption of a strategic planning          Yes.             The Board generally participates in, and is fully informed of,
process;                                                      strategic initiatives as they develop, and sets aside one Board meeting a year for strategic planning.

b) identification of principal risks, and    Yes.             The Board, in its deliberations, considers the principal risks of
implementing risk-management systems;                         the Company's business and receives reports of the Company's assessment and management of those risks.

c) succession planning and monitoring        Yes.             The Board has addressed with the CEO the question of succession
senior management;                                            planning. The Board participates in the appointment of senior management in conjunction with the Company's Compensation Committee, which Committee reports to the Board on succession planning matters and organizational structure.

d) communications policy;                    Yes.             The Board has verified that procedures are in place to ensure effective communication between the Company and its
                                                              stakeholders and the public. The Company promptly provides full and plain disclosure of all material information, as required by law. In additon, all material press releases and other
                                                              significant corporate disclosures are reviewed by outside
                                                              counsel. The Company has a web site on which its press
                                                              releases are posted as well as links to SEC filings and other meaningful information. The Company holds quarterly





TSE Corporate Governance Committee           Does Delano      Comments
Guideline                                    align with this
                                             Guideline?

                                                              meetings with analysts and institutional investors by telephone conference call, which are open to the financial press and the public (through simultaneous webcast).

e) integrity of internal control and         Yes.             The Board directly, and through its Audit Committee, assesses
management systems.                                           the integrity of the Company's internal control and management information systems.

2. Majority of directors should be           Yes.             The proposed Board is to be composed of 8 members: five are
"unrelated" (free from conflicting                            unrelated, two are officers of the Company and one director
interests).                                                   receives material remuneration from the Company for services rendered to the Company.

3. Disclose for each director whether he     No.              Apart from John Foresi and Bahman Koohestani, all directors
or she is related, and how that                               are unrelated to the Company or each other. John Foresi is the
conclusion was reached.                                       Chief Executive Officer and an employee of the Company.
                                                              Bahman Koohestani is the Chief Technology Officer and an employee of the Company. Vikas Kapoor provides consulting services to the
                                                              Company.
4. Appoint a committee responsible for:

a) the appointment/assessment of             No.              The Board of Directors has recently appointed the Corporate
directors; and                                                Governance Committee with this mandate, although the
                                                              Committee has not yet met. The Corporate Governance
                                                              Committee has the mandate to recommend candidates for the
                                                              Board, annually review credentials for nominees for
                                                              re-election and ensure qualifications are maintained.

b) composed exclusively of non-              Yes.             The Corporate Governance Committee is composed exclusively
management directors, the majority of                         of non-management directors, all of whom are unrelated.
whom are unrelated.

5. Implement a process for assessing the     No.              The Corporate Governance Committee is mandated to
effectiveness of the Board, its                               continually assesses the effectiveness of the Board, its directors
committees and individual directors.                          and its committees, however to date the Committee has not yet met and as such, not addressed this issue.

6. Provide orientation and education         No.              To date, the Company has not established any formal
programs for new directors.                                   procedures to provide for the orientation and education of new directors. New directors do have access to fellow directors and senior management.

7. Consider reducing the size of Board,      Yes.             The Board has considered the effect of its size on its
with a view to improving effectiveness.                       effectiveness and has concluded that the proposed number of directors is in the appropriate range for a corporation of the size and complexity of the Company. The Board as presently constituted brings together a mix of skills and backgrounds that the Board considers appropriate to the stewardship of the
                                                              Company.

8. Review compensation of directors in       Yes.             The Board, through its Compensation Committee, has reviewed
light of risks and responsibilities.                          the adequacy and form of compensation of directors.

9. a) Committees should generally be         Yes.             All members of the Audit, Corporate Governance and
composed of non-management directors;                         Compensation Committees are non-management directors.
and

b) A majority of committee members           Yes.             All the members of the Compensation Committee, Audit
should be unrelated.                                          Committee and the Corporate Governance Committee are
                                                              unrelated.

10. Appoint a Committee responsible for      Yes.             The Board has appointed the Corporate Governance Committee
approach to corporate governance issues.                      with this mandate, however to date the Committee has not met separately.

11. a) Define limits to management's



TSE Corporate Governance Committee           Does Delano      Comments
Guideline                                    align with this
                                             Guideline?
responsibilities by developing mandates
for:

(i) the Board; and                           No.              There is no specific mandate for the Board, since the Board has plenary power. Any responsibility which is not delegated to senior management or a Board Committee remains with the full
                                                              Board.

(ii) the CEO.                                Yes              The scope and extent of the CEO's mandate has evolved through interaction with the Board and an ongoing consultative
                                                              process with the Board. The general mandate of the CEO is to maximize shareholder value.


b) The Board should approve the CEO's        Yes.             The Board annually approves the key results for which the CEO
corporate objectives.                                         is responsible and periodically reviews key results and
                                                              objectives.

12. Establish procedures to enable the       Yes.             The Board has functioned, and is of the opinion that it can
Board to function independently of                            continue to function, independently as required. The Chairman
management.                                                   of the Board is an outside director.

13. a) Establish an Audit Committee          Yes.             The Company has established an audit committee which is
with a specifically defined mandate.                          mandated to: serve as an independent and objective party to monitor the Corporation's financial reporting process and
                                                              internal control system; review and appraise the audit
                                                              efforts of the Corporation's independent accountants and
                                                              internal auditing department; and provide an open avenue of communication among the independent accountants,
                                                              financial and senior management, the internal auditing
                                                              department and the Board of Directors.

b) All members should be non-                Yes.             The members of the Audit Committee are all non-management
management directors.                                         directors.

14. Implement a system to enable             Yes.             Individual directors can engage outside advisers for advice
individual directors to engage outside                        respecting the performance of their duties as Board members
advisers, at the corporation's expense.                       with the authorization of the Audit Committee.



                       APPOINTMENT OF INDEPENDENT AUDITORS
            AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

     The Board of Directors, upon recommendation of the Audit Committee, recommends the appointment of KPMG LLP, Chartered Accountants, as the Company's independent auditors for the current year ending March 31, 2002. KPMG LLP, Chartered Accountants, has served as the Company's auditors since October, 1998. A proposal will be presented at the Meeting to appoint KPMG LLP, Chartered Accountants, as the Company's independent auditors. If the shareholders do not effect such appointment by the affirmative vote of a majority of the shares present in person or represented by proxy at the Meeting, other independent auditors may be appointed by the shareholders. Where the shareholders do not authorize the Board of Directors to fix the remuneration of the auditors, the shareholders may do so. The Company has been advised that representatives of KPMG LLP will be present at the Meeting, will be available to respond to appropriate questions, and will be given an opportunity to make a statement if they so desire.

                                 RECOMMENDATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR THE COMPANY AND "FOR" AUTHORIZING THE BOARD OF DIRECTORS TO FIX THE AUDITORS' REMUNERATION.

    APPROVAL OF AMENDMENTS TO THE EMPLOYEE STOCK PURCHASE PLAN INCREASING THE
                 MAXIMUM NUMBER OF SHARES PURCHASABLE THEREUNDER

     The Board has authorized an amendment of the Employee Stock Purchase Plan (the "ESPP") subject to shareholder approval. Under this proposal, an additional 2,000,000 Common Shares are reserved for issuance, which will bring the total number of Common Shares reserved for issuance under the ESPP to 2,538,177.

     The ESPP enables the Company's employees to acquire Common Shares through payroll deductions. The initial offering period under the ESPP began on February 1, 2000. Purchase periods within each offering period run for six months, commencing on February 1 and August 1 of each year and ending on January 31 and July 31. Each offering period last for 24 months, with the purchase price throughout the offering period being 85% of the fair market value of the Common Shares on the first day of the period or 85% of the fair market value of the Common Shares on the last day of any six month purchase period, whichever is lower. Eligible employees may select a rate of payroll deduction up to 15% of their compensation up to an aggregate of $25,000 in each calendar year.

                                 RECOMMENDATION

THE BOARD OF DIRECTORS HAS APPROVED THE AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN, INCREASING THE MAXIMUM NUMBER OF COMMON SHARES ISSUABLE THEREUNDER AND RECOMMENDS A VOTE "FOR" THIS AMENDMENT.

                                  OTHER MATTERS

     The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgment.

                                     GENERAL

     Unless otherwise stated, information contained herein is given as of the date hereof. The contents and the sending of this Management Information Circular/Proxy Statement has been approved by the Board of Directors of the Company.

DATED as of the 11th day of June, 2001.


                                                        (signed) David L. Lewis
                                                           Corporate Secretary

                                     ANNEX P


           DIVINE DEFINITIVE PROXY STATEMENT FOR THE ANNUAL MEETING OF
                                  STOCKHOLDERS
                      HELD ON MAY 22, 2002, AND FILED WITH
       THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION APRIL 24, 2002

                            SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant to Section 14(a) of the Securities
       Exchange Act of 1934 (Amendment No.       )

     Filed by the Registrant [X]
     Filed by a Party other than the Registrant [ ]

     Check the appropriate box:
     [ ]  Preliminary Proxy Statement
     [ ] CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14a-6(e)(2))
     [X]  Definitive Proxy Statement
     [ ]  Definitive Additional Materials
     [ ]  Soliciting Material Under Rule 14a-12

                                  DIVINE, INC.
     ---------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)
     ---------------------------------------------------------------------------

    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1) Title of each class of securities to which transaction applies:

          ----------------------------------------------------------------------

      (2) Aggregate number of securities to which transaction applies:

          ----------------------------------------------------------------------

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

          ----------------------------------------------------------------------

      (4) Proposed maximum aggregate value of transaction:

          ----------------------------------------------------------------------

      (5) Total fee paid:

          ----------------------------------------------------------------------

[ ]   Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      (1) Amount Previously Paid:

          ----------------------------------------------------------------------

      (2) Form, Schedule or Registration Statement No.:

          ----------------------------------------------------------------------

      (3) Filing Party:

          ----------------------------------------------------------------------

      (4) Date Filed:

          ----------------------------------------------------------------------

                                  [divine logo]

                 1301 N. ELSTON AVENUE, CHICAGO, ILLINOIS 60622

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                                  MAY 21, 2002

     You are cordially invited to attend the annual meeting of stockholders of divine, inc., which will be held at divine's offices located at 1301 N. Elston Avenue, Chicago, Illinois on Tuesday, May 21, 2002, at 9:30 a.m., Central time, for the following purposes:

          1.   To elect directors.

          2. To ratify the action of the Board of Directors in appointing KPMG LLP as your Company's independent auditors for 2002.

          3. To approve an amendment to the Company's Third Amended and Restated Certificate of Incorporation to effect a reverse stock split of all of the outstanding shares of Class A common stock, at a ratio between 1-for-10 and 1-for-25 to be determined later at the discretion of our Board of Directors. A copy of the proposed amendment is included as EXHIBIT A to the enclosed proxy statement.

          4. To transact any other business that may be presented at the meeting.

     Only stockholders of record at the close of business on March 27, 2002 are entitled to vote at the meeting. A list of those stockholders will be available during normal business hours for a period of 10 days prior to the meeting. The list may be examined by any stockholder, for any purpose relevant to the meeting, at our offices at 1301 N. Elston Avenue, Chicago, Illinois.

     A proxy statement and a proxy card solicited by our Board of Directors are enclosed with this notice. It is important that your shares be represented at the meeting regardless of the size of your holdings. Whether or not you intend to be present at the meeting in person, we urge you to vote and submit your proxy by phone, by Internet, or by marking, dating, and signing the enclosed proxy card and returning it in the envelope provided for that purpose, which does not require postage if mailed in the United States. If you attend the meeting, you may, if you wish, withdraw your proxy and vote in person.

                                                   Jude M. Sullivan
                                                   Secretary and General Counsel


Chicago, Illinois
April 22, 2002


               YOU ARE URGED TO MARK, DATE, AND SIGN THE ENCLOSED
         PROXY AND RETURN IT PROMPTLY, OR SUBMIT YOUR VOTE AND PROXY BY
              PHONE OR THE INTERNET. THE PROXY IS REVOCABLE AT ANY
                              TIME PRIOR TO ITS USE

                                  DIVINE, INC.

                                 PROXY STATEMENT

                         ANNUAL MEETING OF STOCKHOLDERS

                                  MAY 21, 2002

     We sent you this Proxy Statement because our Board of Directors is soliciting your proxy to vote your shares of divine Class A common stock at our upcoming 2002 Annual Meeting of Stockholders, and at any postponement or adjournment of that meeting. The meeting is to be held at our offices located at 1301 N. Elston Avenue, Chicago, Illinois on Tuesday, May 21, 2002, at 9:30 a.m., Central time. If your proxy is properly submitted by phone, by Internet, or by an executed proxy card returned in a timely manner, it will be voted at the meeting according to the directions you provide. If you do not provide any direction, your proxy will be voted (1) for the election as directors of the nominees named in this Proxy Statement, (2) to ratify the selection of KPMG LLP as independent auditors for 2002, and (3) to approve an amendment to our Third Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to effect a reverse stock split of all of our outstanding shares of Class A common stock ("Common Stock"), at a ratio between 1-for-10 and 1-for-25, to be determined later at the discretion of our Board of Directors. Your proxy also will be voted on any other matters presented for a vote in accordance with the judgment of the persons acting under the proxies. You have the power to revoke your proxy at any time before it is voted, either in person at the meeting, by written notice to the Secretary of divine, or by delivery of a later-dated proxy.

     Our principal executive offices are located at 1301 N. Elston Avenue, Chicago, Illinois 60622 (telephone 773.394.6600). This Proxy Statement is dated April 22, 2002 and we expect to mail proxy materials to you beginning on or about that date. In this Proxy Statement, the words "divine," "Company," "we," "our," "ours," and "us" refer to divine, inc. and its subsidiaries.

                        SHARES OUTSTANDING AND VOTING RIGHTS

     Only stockholders of record at the close of business on March 27, 2002 are entitled to vote at the annual meeting of stockholders. The only voting stock of divine outstanding is our Common Stock, of which 457,145,645 shares were outstanding as of the close of business on March 27, 2002. Each share of our common stock is entitled to one vote.

     The two nominees who receive the highest number of affirmative votes will be elected as directors. For this purpose, only the votes from the holders of the shares of our common stock that are present in person or represented by proxy and entitled to vote at the meeting will be counted. In general, approval of any matter by stockholders requires the affirmative vote of the holders of a majority of the shares of our Common Stock that are present in person or represented by proxy and entitled to vote at the meeting. Accordingly, the ratification of our independent auditors for the current year requires the affirmative vote of the holders of a majority of the shares of our Common Stock that are present in person or represented by proxy and entitled to vote at the meeting. However, the amendment to our Certificate of Incorporation to effect the reverse stock split requires the affirmative vote of the majority of our issued and outstanding shares of Common Stock. Abstentions, directions to withhold authority, and broker non-votes are counted as shares present in the determination of whether the shares of Common Stock represented at the meeting constitute a quorum. Abstentions are counted in the tabulations of votes cast on a proposal presented to stockholders. Thus, an abstention from voting on a matter has the same legal effect as a vote against the matter. Broker non-votes and directions to withhold authority are counted as present, but are deemed not entitled to vote on proposals for which brokers do not have discretionary authority and, therefore, have no effect other than to reduce the affirmative votes needed to approve a proposal. However, broker non-votes and directions to withhold authority have the same legal effect as a vote against the proposal to amend our Certificate of Incorporation to effect a reverse stock split.

PROPOSAL 1. ELECTION OF OUR BOARD OF DIRECTORS

     Our Board of Directors is comprised of 10 directors and is divided into three classes with staggered three-year terms. Two directors are to be elected at the meeting as Class III directors with terms expiring at our annual meeting of stockholders in 2005. Our other directors are not up for election this year and will continue in office for the remainder of their terms or until they resign. We have designated two persons, named below, as nominees for election as directors. If elected, they will serve for a term expiring at the annual meeting of stockholders in 2005. Both of the nominees are serving as directors as of the date of this Proxy Statement.

     Unless you otherwise instruct us, your properly executed proxy, that is returned in a timely manner or submitted by phone or Internet, will be voted for election of these two nominees. If, however, either of these nominees should be unable or should fail to act as a nominee because of an unexpected occurrence, your proxy will be voted for such other person as the holders of your proxy, acting in their discretion, may determine. In the alternative, the Board of Directors may make a reduction in the number of directors to be elected.

     Biographical information concerning our two nominees and our continuing directors is presented below.

DIRECTORS NOMINATED THIS YEAR FOR TERMS EXPIRING IN 2005

     Mr. Michael H. Forster, age 59, has served as one of the Senior Partners of Operations of Internet Capital Group, Inc., a provider of capital and services to Internet businesses, since June 1998. From March 1996 to March 1998, Mr. Forster served as Senior Vice President of Worldwide Field Operations for Sybase, Inc., a database management solutions company. From April 1994 to March 1996, Mr. Forster was Sybase's Senior Vice President and President of Sybase's Information Connection Division. Mr. Forster has over 30 years of sales, marketing, and general management experience in the information technology industry. Mr. Forster is currently a director of several privately-held technology companies. Mr. Forster is nominated to serve as a Class III director.

     Mr. Thomas J. Meredith, age 51, has served as Chief Executive Officer of MFI Capital, the Meredith family's private investment arm, since August 2001. MFI specializes in asset management across a broad range of investment classes in both the public and private sectors. From 1996 through August 2001, Mr. Meredith served as a Senior Vice President of Dell Computer Corporation, and as its Chief Financial Officer from 1992 through 2001. Mr. Meredith is currently a director of FreeMarkets, Inc. and TippingPoint Technologies, Inc. Mr. Meredith is nominated to serve as a Class III director.

DIRECTORS WHOSE TERMS EXPIRE IN 2003

     Mr. Andrew J. Filipowski, age 51, is one of our founders and has been Chairman of our Board of Directors and our Chief Executive Officer since our inception. Mr. Filipowski was our President from our inception until October 1999. He is also Chairman and Chief Executive Officer of Platinum Venture Partners, Inc., the previous general partner of the Platinum Venture Partners limited partnerships. Mr. Filipowski was a founder of PLATINUM technology International inc. and served as the Chairman of its Board of Directors, Chief Executive Officer, and President from its inception in 1987 until it was acquired by Computer Associates, Inc. in June 1999. Mr. Filipowski is also currently a director of Blue Rhino Corporation. Mr. Filipowski serves as a Class I director.

     Mr. Tommy Bennett, age 46, is a Senior Vice President of Computer Associates, where he has been since 1988. Mr. Bennett is responsible for merger and acquisitions, joint ventures, and other corporate development efforts of Computer Associates on a global basis. Mr. Bennett currently serves on our

Board as a representative of CBW/SK divine Investments, pursuant to board designation rights we had granted to CBW/SK divine Investments. He also serves as a director of Viewpoint Corporation and I-Storm, Inc. Mr. Bennett serves as a Class I director.

     Mr. John Cooper, age 42, has been the Managing General Partner of Think Tank Holdings, LLC since November 2001, serving as a business and financial advisor to current and future Think Tank companies. Prior to joining Think Tank, Mr. Cooper served as a Managing Director of Corporate Development for Microsoft Corporation since October 1999. He also served as the Senior Vice President of Corporate Development of Avio International from May 1997 to March 1999. In addition, he served as the Vice President of Corporate Development of First Data Corporation from June 1992 to April 1997, and at American Express Corporation prior thereto. Mr. Cooper serves as a Class I director.

     Mr. James E. Cowie, age 47, has been a General Partner of Frontenac Company, a Chicago-based private equity investment firm, since February 1989. Mr. Cowie is currently a director of Lante Corporation. Mr. Cowie currently serves on our Board as Frontenac's representative, pursuant to board designation rights we had granted to Frontenac. Mr. Cowie serves as a Class I director.

DIRECTORS WHOSE TERMS EXPIRE IN 2004

     Mr. Michael P. Cullinane, age 52, is one of our founders and has been our Chief Financial Officer and Treasurer since our inception and one of our Executive Vice Presidents since August 1999. He is also a principal officer of Platinum Venture Partners, Inc. Mr. Cullinane served as Executive Vice President and Chief Financial Officer of PLATINUM from 1988 until it was acquired in June 1999. Mr. Cullinane is currently a director of Made2Manage Systems, Inc. and Vasco Data Security International, Inc. Mr. Cullinane serves as a Class II director.

     Mr. Paul L. Humenansky, age 44, is one of our founders, was one of our Executive Vice Presidents from August 1999 until October 2000, and has been our President and Chief Operating Officer since October 2000. He is also a principal officer of Platinum Venture Partners, Inc. Mr. Humenansky was a founder of PLATINUM and served as its Executive Vice President - Product Development from its inception in 1987 until its acquisition in June 1999. Mr. Humenansky also served as Chief Operations Officer of PLATINUM from January 1993 until its acquisition. Mr. Humenansky serves as a Class II director.

     Mr. Arthur W. Hahn, age 57, has been a partner with the law firm of Katten Muchin Zavis Rosenman since 1984 and is a member of the firm's executive committee. Mr. Hahn was Chairman of the faculty of the Illinois Institute of Technology Chicago-Kent College of Law Graduate School of Financial Services Law from its inception in 1985 through 1999. Mr. Hahn serves as a Class II director.

     Mr. J. Kevin Nater, age 38, has served as Vice President and Treasurer of Dell Computer Corporation since March 1999. From February 1997 through the assumption of his current position, Mr. Nater held various positions at Dell, including, Vice President and Assistant Treasurer, Vice President of Corporate Finance and Risk Management, and Director of Corporate Finance. Prior to joining Dell in 1997, Mr. Nater held various positions over a 12-year period at Citicorp. Mr. Nater currently serves on our Board as Dell's representative, pursuant to board designation rights we had granted to Dell. Mr. Nater serves as a Class II director.

                WE RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF
                       EACH OF THE NOMINEES FOR DIRECTOR.

MEETINGS AND COMMITTEES OF THE BOARD

     Our Board of Directors has three standing committees. They are the Audit Committee, the Compensation Committee, and the Investment Company Act Compliance Committee. The functions and membership of each Committee are described below. The Board does not have a standing nominating committee.

     Our Audit Committee recommends the independent public accountants to be engaged by us, considering independence and effectiveness. It also reviews the plan, scope, and results of our annual audit, reviews our accounting and financial controls, and reviews our accounting principles and financial disclosure practices with our independent public accountants. Our audit committee consists solely of non-employee directors. The current members of the Audit Committee are Messrs. Bennett (chairman), Cowie, and Meredith.

     Our Compensation Committee reviews, monitors, administers, and establishes or recommends to our full Board of Directors compensation arrangements for our Chief Executive Officer and other members of our senior management. Our Compensation Committee also administers our incentive compensation plans and determines the number of shares covered by, and terms of, options to be granted to executive officers and other key employees under these plans. Our Compensation Committee consists solely of non-employee directors. The current members of the Compensation Committee are Messrs. Cowie (chairman), Forster, and Meredith.

     Our Investment Company Act Compliance Committee has the responsibility for ensuring that we do not become required to register as an investment company and subject to regulation under the Investment Company Act, including, specifically, responsibility for determining the value of our securities holdings, total assets, and net income (loss) after taxes, as required from time to time but not less frequently than the end of each of our fiscal quarters. The current members of our Investment Company Act Compliance Committee are Messrs. Hahn (chairman) and Forster.

     During 2001, the Board of Directors held seventeen meetings, the Audit Committee held four meetings, the Compensation Committee held five meetings, and the Investment Company Act Compliance Committee held no meetings. In 2001, no director participated in less than 75% of the aggregate of all actions of the Board and all actions of committees of the Board on which such director served.

     In accordance with rules promulgated by the Securities and Exchange Commission, the information included under the captions "Report of the Audit Committee", "Report of the Compensation Committee", and "Performance Graph" will not be deemed to be filed or to be proxy soliciting material or incorporated by reference in any prior or future filings by us under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

REPORT OF THE AUDIT COMMITTEE

     The Audit Committee operates under a written charter adopted by the Board of Directors. All members of the Audit Committee meet the independence standards established by the New York Stock Exchange. Mr. Cowie was elected to the Audit Committee to fill the vacancy created by the resignation of John Rau from our Board on April 2, 2002.

     The Audit Committee assists the Board of Directors in fulfilling its responsibility to oversee management's implementation of divine's financial reporting process. In discharging its oversight role, the Audit Committee reviewed and discussed with management and KPMG LLP, the independent auditor, the audited financial statements of divine, inc. as of and for the year ended December 31, 2001. Management of divine is responsible for those financial statements and the reporting process, including the system of internal controls. The independent auditor is responsible for expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States.

     The Audit Committee met privately with KPMG, and discussed issues deemed significant by the auditor, including those required by Statements on Auditing Standards No. 61 and No. 90 (Communications with Audit Committees), as amended. In addition, the Audit Committee received from KPMG the written disclosures and the letter required by Independence Standards Board Standard No. 1, and the Audit Committee has discussed with KPMG its independence from divine and its management. The Audit Committee also considered whether the provision of non-audit services by KPMG was compatible with maintaining its independence.

     Based upon the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements referred to above be filed with divine's Annual Report on Form 10-K for the year ended December 31, 2001.


                                            BY THE AUDIT COMMITTEE:
                                                 Tommy  Bennett
                                                 James  E. Cowie
                                                 Thomas J. Meredith

ARRANGEMENTS FOR NOMINATION AS DIRECTOR AND COMMITTEE MEMBER

     Nominations for election of directors are made by the Board of Directors. Nominations also may be made by a committee appointed by the Board or by any stockholder entitled to vote in the election of directors. See "Submitting Your Proposals for the 2003 Annual Meeting" at the end of this Proxy Statement for a description of the procedures you need to follow if you want to nominate someone as a director.

     Under the stockholders agreement that we entered into with the holders of our series D and D-1 preferred stock, (1) we, (2) Messrs. Filipowski, Cullinane, and Humenansky, and certain other persons, and their respective affiliates, and
(3) the purchasers of our series D and D-1 preferred stock, have agreed to take all necessary actions so that:

     o one member of our Board of Directors can be designated by each of: (1) CBW/SK divine Investments, (2) First Chicago Investment Corporation and Cross Creek Capital Partners X, LLC, which we together refer to as First Chicago Equity Capital, (3) Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership, which we together refer to as Frontenac, and (4) Microsoft Corporation; and

     o two members of our Board of Directors can be designated by Dell USA L.P., which also held our series D preferred stock.

Additionally, we have agreed under that stockholders agreement to take all actions necessary so that one of the directors designated by each of Frontenac and Dell is designated as a member of our executive committee in the event that our Board of Directors has an executive committee. However, none of CBW/SK divine Investments, First Chicago Equity Capital, Frontenac, Microsoft, or Dell will have any of these rights if it does not continue to own at least 25% of the capital stock originally purchased by it. First Chicago Equity Capital and Microsoft Corporation have elected not to exercise their board designation rights, and Dell has elected to designate only one director.

     In connection with the purchase of 5,555,555 shares of our class C convertible common stock, which were subsequently converted to 5,555,555 shares of Common Stock, for $50,000,000 in a private placement concurrent with our initial public offering in July 2000, we agreed to take all action necessary to elect a nominee of Compaq to our Board of Directors. Compaq will have this right to nominate a director so long as it continues to own at least 25% of the shares originally purchased by it in the private placement. Compaq has elected not to exercise its board designation rights.

     As of March 27, 2002, the number of shares owned, the number of shares needed to maintain board designation rights, and the members of our Board of Directors designated by each of the entities with board designation rights are shown across from their names below:


                                                                 SHARES NEEDED TO         DESIGNATED
INVESTOR                                      SHARES OWNED     DESIGNATE DIRECTOR(S)    BOARD MEMBER(S)
--------                                      ------------     ---------------------    ---------------
CBW/SK divine Investments..................    3,839,225*           1,041,667           Tommy Bennett
Compaq Computer Corporation................    5,555,555            1,388,889                None
Dell.......................................   17,744,964            4,166,667           J. Kevin Nater
First Chicago Equity Capital...............    2,474,998              618,750                None
Frontenac..................................    2,662,532              623,958           James E. Cowie
Microsoft..................................   17,918,944            1,041,667                None

-------------
* Determined on an aggregate basis including shares owned by the affiliates of CBW/SK divine Investments, as last reported to us by these affiliates.

PROPOSAL 2. APPOINTMENT OF OUR INDEPENDENT AUDITORS

     Subject to your ratification, the Audit Committee of the Board of Directors has selected, and our Board of Directors has approved, the accounting firm of KPMG LLP to serve as our independent auditors for 2002. KPMG LLP has served as our independent auditors since our formation in May 1999 and also has provided non-audit services from time to time.

AUDIT FEES

     The aggregate fees and expenses of KPMG LLP for professional services provided to us for the audit of our annual consolidated financial statements for 2001 and the review of the consolidated financial statements included in our Reports on Form 10-Q for 2001 were approximately $909,000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

     We did not incur any fees or expenses of KPMG LLP for financial information system design and implementation services during 2001.

ALL OTHER FEES

     The aggregate fees and expenses for all other services provided to us by KPMG LLP during 2001 were approximately $2,550,000. These services primarily related to the review of our financial statements and the financial statements of a number of other companies we acquired. They also included tax services and acquisition due diligence services.

     All audit and non-audit services provided by KPMG LLP are approved by the Audit Committee, which considers whether the provision of non-audit services is compatible with maintaining the auditor's independence.

     Representatives of KPMG LLP will be available at the annual meeting to respond to your questions. They have advised us that they do not presently intend to make a statement at the annual meeting, although they will have the opportunity to do so.

              WE RECOMMEND THAT YOU VOTE "FOR" RATIFICATION OF THE
            APPOINTMENT OF KPMG LLP AS INDEPENDENT AUDITORS FOR 2002.


PROPOSAL 3. APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT A
            REVERSE STOCK SPLIT

     Our Board of Directors has unanimously adopted a resolution approving, and recommending to our stockholders for approval, a proposal to amend Article IV of our Certificate of Incorporation authorizing a reverse stock split of the shares of Common Stock at a ratio ranging from 1-for-10 to 1-for-25, as determined by the Board to be in our best interests (the "Reverse Stock Split"), or to abandon the Reverse Stock Split. The form of the proposed amendment is attached to this proxy statement as EXHIBIT A (the "Reverse Stock Split Amendment"). We believe that approval of a range of reverse split ratios, rather than approval of a specific reverse split ratio, provides the Board with maximum flexibility to achieve the purposes of the Reverse Stock Split. The Reverse Stock Split Amendment will effect the Reverse Stock Split by reducing the number of outstanding shares of Common Stock by the ratio determined by the Board to be in our best interests, but will not increase the par value of our Common Stock, and will not change the number of authorized shares of Common Stock.

REASONS FOR THE REVERSE STOCK SPLIT AMENDMENT

     Since our initial public offering in July 2000, our Common Stock has been listed on the Nasdaq National Market. The continued listing criteria of the Nasdaq National Market require, among other things, that our Common Stock maintain a closing bid price in excess of $1.00 per share. On February 14, 2002, we received a letter from Nasdaq informing us that, for the prior 30 consecutive trading days, the price of our Common Stock had closed below the $1.00 per share requirement for continued listing in the Nasdaq National Market. In addition, the letter notified us that if the minimum bid price for our Common Stock had not closed above $1.00 for at least 10 consecutive trading days before May 15, 2002, our Common Stock would be delisted from the Nasdaq National Market, pending any appeals to Nasdaq that we may make. In the event that our Common Stock has not regained compliance with this minimum bid price by May 15, 2002, we intend to appeal any delisting procedure. We expect to request a hearing before a Nasdaq Listing Qualifications Panel, at which we expect to present our plan to effect a reverse stock split, pending approval by our stockholders, to increase the minimum bid price of our Common Stock to above $1.00.

     The Board has determined that the continued listing of our Common Stock on the Nasdaq National Market is in the best interests of our stockholders. If our Common Stock was delisted from the Nasdaq National Market, we believe that the liquidity in the trading market for our Common Stock would be significantly decreased, which would likely reduce the trading price and increase the transaction costs of trading shares of our Common Stock. In addition, the continued listing of our Common Stock on the Nasdaq National Market is a condition to our ability to close our pending acquisitions of Delano Technology Corporation and Viant Corporation, and if our Common Stock was delisted from the Nasdaq National Market, we may not be able to complete those acquisitions.

     The purpose of the Reverse Stock Split is to increase the market price of our Common Stock. We intend to effect a reverse split only if the Board believes that a decrease in the number of shares outstanding is likely to improve the trading price for our Common Stock and improve the likelihood that we will be allowed to maintain our listing on the Nasdaq National Market. The Reverse Stock Split will be effectuated at a ratio ranging from 1-for-10 to 1-for-25, determined in the Board's sole discretion. In determining the ratio of the Reverse Stock Split, the Board will assess numerous factors, including an analysis of our most recent financial and operating performance and general economic conditions, and will place emphasis on the closing price of our Common Stock on the days immediately preceding the day on which the Reverse Stock Split Amendment is filed. The judgment of the Board as to the ratio will be conclusive.

     If our stockholders authorize the Reverse Stock Split proposal, the Board will have the discretion to implement a Reverse Stock Split once before the first anniversary of this Annual Meeting, or effect no Reverse Stock Split at all. If the trading price of our Common Stock increases without a Reverse Stock Split, the Reverse Stock Split may not be necessary. We cannot assure you, however, that the market price of our Common Stock will rise in proportion to the reduction in the number of outstanding shares resulting from the Reverse Stock Split, that the market price of the post-split Common Stock can be maintained above $1.00, or that our Common Stock will not be delisted from the Nasdaq National Market for other reasons.

     If our stockholders approve the Reverse Stock Split at this Annual Meeting, the Reverse Stock Split will be effected, if at all, only if the Board determines that the Reverse Stock Split (in a ratio determined by the Board within the limits we have described) is in the best interests of us and our stockholders at that time. No further action on your part will be required to either effect or abandon the Reverse Stock Split. If no Reverse Stock Split is effected by the first anniversary of this Annual Meeting, the Board's authority to effect the Reverse Stock Split will terminate, and approval of our stockholders again would be required before we could implement any reverse stock split.

POTENTIAL EFFECTS OF THE REVERSE STOCK SPLIT

     Pursuant to the Reverse Stock Split, each holder of Common Stock, par value $.001 per share ("Old Common Stock"), immediately prior to the effectiveness of the Reverse Stock Split will become the holder of fewer shares of Common Stock, par value $.001 per share ("New Common Stock"), after consummation of the Reverse Stock Split.

     Although the Reverse Stock Split will not, by itself, impact our assets or prospects, the Reverse Stock Split could result in a decrease in the aggregate market value of our Common Stock. The Board believes that this risk is outweighed by the benefits of the continued listing of our Common Stock on the Nasdaq National Market.

     If approved, the Reverse Stock Split will result in some stockholders owning "odd-lots" of less than 100 shares of Common Stock. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in "round-lots" of even multiples of 100 shares.

     Based on 457,145,645 shares of Common Stock outstanding as of March 27, 2002, the following table reflects the approximate percentage reduction in the outstanding shares of Common Stock and the approximate number of shares of Common Stock that would be outstanding as a result of the Reverse Stock Split:


                                                      PROPOSED REVERSE SPLIT RATIO
                                        -------------------------------------------------------------
SHARES OUTSTANDING                        1-FOR-10        1-FOR-15      1-FOR-20           1-FOR-25
------------------                      -----------     -----------    -----------        -----------
Before Reverse Stock Split........      457,145,645     457,145,645    457,145,645        457,145,645
After Reverse Stock Split.........       45,714,565      30,476,376     22,857,282         18,285,826

     All outstanding options, warrants, rights, and convertible securities will be appropriately adjusted for the Reverse Stock Split, as required by their terms, automatically on the Effective Date (as defined below). The Reverse Stock Split will affect all stockholders equally and will not affect any stockholder's proportionate equity interest in us except for those stockholders who would receive an additional share of Common Stock in lieu of a fractional share. None of the rights currently accruing to holders of the Common Stock, options or warrants to purchase Common Stock, or securities convertible into Common Stock will be affected by the Reverse Stock Split. Following the Reverse Stock Split, each share of New Common Stock will entitle the holder thereof to one vote per share and will otherwise be identical to the Old Common Stock. The Reverse Stock Split also will have no effect on the number of authorized shares of Common Stock or the par value of the Common Stock.

     We are currently authorized to issue a maximum of 2,500,000,000 shares of Common Stock. As of March 27, 2002, there were 457,145,645 shares of Common Stock issued and outstanding. Although the number of authorized shares of Common Stock will not change as a result of the Reverse Stock Split, the number of shares of Common Stock issued and outstanding will be reduced to a number that will be approximately equal to the number of shares of Common Stock issued and outstanding immediately prior to the effectiveness of the Reverse Stock Split, divided by the denominator of the ratio of the Reverse Stock Split. Thus, the Reverse Stock Split will increase the number of authorized and unissued shares of Common Stock available for a future issuance by the amount by which the outstanding Common Stock is reduced. Following the Reverse Stock Split, the Board would have the authority, subject to applicable corporation law and Nasdaq requirements, to issue these authorized and unissued shares without further stockholder approval, upon terms and conditions the Board deems appropriate. Although the Board has no intention of doing so, the Common Stock could be issued in this manner, and pursuant to terms and conditions, that would make a change of control of us or removal of our management more difficult. Except for our pending acquisitions of Delano Technology Corporation and Viant Corporation, we do not have any plans, proposals, or understandings to issue a portion of the additional shares that would be available if the reverse stock split is approved and implemented.

RIGHTS AND PREFERENCES OF OUR COMMON STOCK

     With the exception of the number of shares issued and outstanding, the rights and preferences of the shares of Common Stock prior and subsequent to the Reverse Stock Split will remain the same. After the effectiveness of the Reverse Stock Split, we do not anticipate that our financial condition, the percentage ownership of management, the number of our stockholders, or any aspect of our business would materially change as a result of the Reverse Stock Split.

     Our Common Stock is currently registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a result, we are subject to the periodic reporting and other requirements of the Exchange Act. The proposed Reverse Stock Split will not affect the registration of our Common Stock under the Exchange Act.

INCREASE OF SHARES OF COMMON STOCK AVAILABLE FOR FUTURE ISSUANCE

     As a result of the Reverse Stock Split, there will be a reduction in the number of shares of Common Stock issued and outstanding, and an associated increase in the number of authorized shares that would be unissued and available for future issuance after the Reverse Stock Split. The increase in these available shares could be used for any proper corporate purpose approved by the Board.

     Holders of our Common Stock have no preemptive or other subscription rights. Preemptive rights would give holders a right to purchase a pro rata portion of new securities issued by us. Preemptive rights protect these holders from dilution to some extent by allowing holders to purchase shares according to their percentage ownership in each issuance of new securities. Therefore, we may issue our shares in a manner that dilutes our current stockholders.

EFFECTIVENESS OF THE REVERSE STOCK SPLIT

     The Reverse Stock Split, if approved by our stockholders, will become effective (the "Effective Date") upon our filing with the Delaware Secretary of State of a Certificate of Amendment to our Certificate of Incorporation, in substantially the form of the Reverse Stock Split Amendment attached to this Proxy Statement as EXHIBIT A, with the exact split ratio to be determined by our Board. We expect that this filing will take place on or shortly after the date of our Annual Meeting, assuming that our stockholders approve the Reverse Stock Split. However, the Board will determine the exact timing of the filing of the Certificate of Amendment, based upon its evaluation as to when this action will be most advantageous to us and our stockholders, and the Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time before filing the Reverse Stock Split Amendment, the Board, in its sole discretion, determines that it is no longer in the best interests of us and our stockholders.

     Beginning on the Effective Date, each certificate representing shares of Old Common Stock will be deemed for all corporate purposes to evidence ownership of the reduced number of shares of Common Stock resulting from the Reverse Stock Split. As soon as practicable after the Effective Date, stockholders will be notified by a press release as to the effectiveness of the Reverse Stock Split, and instructed as to how and when to surrender their certificates representing shares of Old Common Stock in exchange for certificates or other evidence representing shares of New Common Stock. We intend to use Computershare Trust Company of New York as our exchange agent to effect the exchange of certificates following the Reverse Stock Split. No service charges will be payable by you in connection with the exchange of certificates. All of these expenses will be borne by us. YOU SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND YOU SHOULD NOT SUBMIT TO US ANY CERTIFICATES UNTIL WE REQUEST THAT YOU DO SO.

FRACTIONAL SHARES

     We will not issue fractional shares of Common Stock in connection with the Reverse Stock Split. Instead, any fractional share that results from the Reverse Stock Split will be rounded up to the next whole share of our Common Stock.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The receipt of New Common Stock, including whole shares issued in lieu of fractional shares, solely in exchange for Old Common Stock generally will not result in recognition of gain or loss to you. The adjusted tax basis of your New Common Stock will be the same as the adjusted tax basis of the shares of your Old Common Stock, and your holding period of the New Common Stock will include the holding period of your Old Common Stock. We will not recognize any gain or loss as a result of the Reverse Stock Split. This summary of certain federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, the applicable Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practices in effect on the date of this proxy statement and is for general information only. It does not address consequences that may apply to special classes of taxpayers (e.g., non-resident aliens, broker-dealers, or insurance companies). You are urged to consult your own tax advisor to determine the particular consequences to you.

ACCOUNTING EFFECTS OF THE REVERSE STOCK SPLIT

     Following the Reverse Stock Split, the par value of our Common Stock will remain the same. As a result, our stated capital will be reduced and capital in excess of par value (additional paid-in capital) increased accordingly. Stockholders' equity will remain unchanged. Our per share loss or income will be increased because there will be fewer shares of Common Stock outstanding.

APPRAISAL RIGHTS

     No appraisal rights are available, under Delaware law or under our Certificate of Incorporation or Bylaws, if you dissent from or vote against the proposal to approve the Reverse Stock Split Amendment. There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally. Although the nature and extent of these rights or actions are uncertain and may vary depending upon the facts or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate transactions.

REQUIRED VOTE

     The affirmative vote of a majority of all of our outstanding Common Stock entitled to vote at the Annual Meeting is required to approve the Reverse Stock Split proposal.

        WE RECOMMEND THAT YOU VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE
          CERTIFICATE OF INCORPORATION EFFECTING A REVERSE STOCK SPLIT.


                                  OTHER MATTERS

     We know of no matters to be brought before the annual meeting other than those described above. If any other business should come before the meeting, we expect that the persons named in the enclosed proxy will vote your shares in accordance with their best judgment on that matter.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of March 27, 2002, certain information regarding the beneficial ownership of the Common Stock by:

     o each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock;

     o each of our directors and executive officers; and

     o all of our directors and executive officers as a group.

     There were approximately 2,250 record holders and approximately 61,000 beneficial holders of Common Stock and 457,145,645 shares of Common Stock outstanding on March 27, 2002.

                                                                                     SHARES BENEFICIALLY
                                                                                            OWNED
                                                                                  -------------------------
NAME(1)                                                                            NUMBER(2)        PERCENT
                                                                                  ----------        -------
Aleksander Szlam (3)..........................................................    35,002,390           7.7%
Andrew J. Filipowski (4)......................................................    16,798,686            3.7
Michael P. Cullinane (5)......................................................     2,033,137              *
Paul L. Humenansky............................................................     1,907,661              *
Tommy Bennett.................................................................       161,666              *
James E. Cowie (6)............................................................     2,832,531              *
John Cooper...................................................................       120,000              *
Michael H. Forster............................................................       160,999              *
Arthur W. Hahn (7)............................................................       242,644              *
Thomas J. Meredith (8)........................................................       100,000              *
Kenneth A. Mueller............................................................       349,844              *
J. Kevin Nater (8)............................................................             0              *
John Rau (9)..................................................................       337,665              *
Jude M. Sullivan..............................................................        27,438              *
Edward V. Szofer..............................................................             0              *
All directors and executive officers
  as a group (14 persons) (4)(5)(6)(7)(8)(9)..................................    25,072,271           5.5%

------------
 * Represents less than 1% of the outstanding Common Stock.

(1) Unless otherwise indicated, the address of such person is c/o divine, inc., 1301 N. Elston Avenue, Chicago, Illinois 60622.

(2) The numbers and percentages of shares owned by the directors, the Named Executive Officers, and by all officers and directors as a group assume in each case that currently outstanding stock options covering shares of Common Stock that were exercisable within 60 days of March 27, 2002 had been exercised by that person or group as follows: (i) Andrew J. Filipowski -- 1,832,392; (ii) Michael P. Cullinane -- 1,000,000; (iii) Paul L.
     Humenansky -- 1,043,614; (iv) Tommy Bennett -- 120,000; (v) James E. Cowie -- 120,000; (vi) John Cooper -- 120,000; (vii) Michael H. Forster -- 120,000; (viii) Arthur W. Hahn -- 64,166; (ix) Thomas J. Meredith -- 0; (x) Kenneth A. Mueller -- 95,833; (xi) J. Kevin Nater -- 0; (xii) John Rau -- 120,000; (xiii) Jude M. Sullivan -- 22,292; (xiv) Edward V. Szofer -- 0; and (xv) all directors and executive officers as a group -- 4,658,297.

(3) Includes 34,934,058 shares of Common Stock beneficially owned by Szlam Partners, L.P., a partnership controlled by Mr. Szlam.

(4) Includes 11,491,152 shares of Common Stock beneficially owned by AJF-1999 Trust U/A/D 5/20/99, a trust for which Mr. Filipowski is co-trustee, 113,845 shares of Common Stock beneficially owned by Robinwood Investment Company L.P., a limited partnership controlled by Mr. Filipowski, and 33,333 shares of Common Stock beneficially owned by Platinum Construction Corp, a corporation controlled by Mr. Filipowski.

(5) Excludes 38,333 shares of Common Stock held by trusts for which Mr. Cullinane serves as trustee.

(6) Includes 2,535,585 shares held by Frontenac VII Limited Partnership and 126,947 shares held by Frontenac VII Masters Limited Partnership, of which Mr. Cowie is a general partner.

(7) Includes 53,333 shares held in a trust for the benefit of Mr. Filipowski's children, of which Mr. Hahn is the trustee. One-half of options granted to Mr. Hahn under our Stock Incentive Plans were transferred to Katten Muchin Zavis Rosenman, Mr. Hahn's law firm, immediately upon grant.

(8) Options to purchase Common Stock that were granted under our Stock Incentive Plans for periods when serving as a Board designee of Dell Computer Corporation were transferred to Dell immediately upon grant.

(9)  Mr. Rau resigned as one of our directors on April 2, 2002.

                             EXECUTIVE COMPENSATION

     The following table sets forth, on an annualized basis with respect to salary information, information regarding the compensation we paid to our Chief Executive Officer and each of our other executive officers (hereinafter, the "Named Executive Officers") for all services they rendered to us for the fiscal year ended December 31, 2001.

                           SUMMARY COMPENSATION TABLE


                                                                                 LONG-TERM
                                                                                COMPENSATION
                                                     ANNUAL COMPENSATION           AWARDS
                                                 ----------------------------   ------------
                                                                     OTHER       SECURITIES
                                                                    ANNUAL       UNDERLYING      ALL OTHER
NAME AND PRINCIPAL                               SALARY    BONUS  COMPENSATION   OPTIONS/SARS   COMPENSATION
POSITION                                  YEAR      ($)      ($)       ($)(1)        (#)           ($)(2)
------------------------------------      ----   ------  -------  ------------   ------------   ------------
Andrew J. Filipowski (3)............      2001        -  400,000        67,100      1,666,666        111,065
Chairman of the Board and                 2000        -                 36,200              -         47,532
Chief Executive Officer                   1999        -        -        15,300        229,166              -

Michael P. Cullinane (4)............      2001  487,500        -             -      1,000,000         48,790
Executive Vice President,                 2000  336,000        -             -              -         20,453
Chief Financial Officer, and              1999        -        -             -        104,666              -
Treasurer

Paul L. Humenansky (4)..............      2001  487,500        -             -      1,000,000         60,861
President and Chief Operating             2000  336,000        -             -         41,666         14,603
Officer                                   1999        -        -             -        125,000              -

Kenneth A. Mueller (5)..............      2001  373,995        -             -        300,000              -
Senior Vice President and
Controller

Edward V. Szofer (6)................      2001  277,500   75,000             -        450,000              -
President of Professional
Services Division

-----------
(1) Represents taxable income attributed to personal use of corporate aircraft in accordance with Internal Revenue Service requirements.

(2) Represents the portion of premiums we paid for life and disability insurance benefits for the named individual and the forgiveness of interest on his stock option loan calculated in accordance with Internal Revenue Service requirements.

(3)  Mr. Filipowski has agreed to waive his base salary through June 15, 2004.

(4) Each of Mr. Cullinane and Mr. Humenansky waived his base salary through June 30, 2000.

(5)  Mr. Mueller became an executive officer of divine in October 2001.

(6) Mr. Szofer was hired in April 2001. Prior to joining us, Mr. Szofer served as chief development officer and director of marchFIRST, Inc. On April 12, 2001 marchFIRST filed for relief under Chapter 11 of the Federal Bankruptcy Code.

    The following table sets forth individual grants of stock options made to the Named Executive Officers during 2001.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                                                              POTENTIAL REALIZABLE
                                                    PER CENT                                    VALUE AT ASSUMED
                                     NUMBER         OF TOTAL                                 ANNUAL RATES OF STOCK
                                     OF SHARES      OPTIONS                                   PRICE APPRECIATION
                                    UNDERLYING     GRANTED TO     EXERCISE                    FOR OPTION TERM(3)(4)
                                     OPTIONS      EMPLOYEES IN    OR BASE     EXPIRATION    ------------------------
NAME                                 GRANTED      FISCAL YEAR     PRICE(2)     DATE             5%            10%
----                               ------------   ------------    ---------   ----------    ----------    ----------
Andrew J. Filipowski............   1,666,666(1)      3.48%         $1.25        3/22/11     $1,310,197    $3,320,295
Michael P. Cullinane............   1,000,000(1)      2.09%          1.25        3/22/11        786,118    $1,992,178
Paul L. Humenansky..............   1,000,000(1)      2.09%          1.25        3/22/11        786,118    $1,992,178
Kenneth A. Mueller..............     300,000(3)      0.63%          1.36         8/2/11        256,589    $  650,247
Edward V. Szofer................     450,000(3)      0.94%          1.36         8/2/11        384,884    $  975,370

-----------
(1) These options granted are immediately exercisable, but vest in full one year from the grant date if the executive continues to be employed by us on that date. The shares of our Common Stock issuable upon exercise of these options are subject to restrictions on transfer and a right of repurchase by us at a price per share equal to the lower of the option exercise price and the fair market value per share of our Common Stock. These restrictions and repurchase right expire based on the option vesting schedule.

(2) The exercise price of each of these options equaled the fair market value per share of our Common Stock on the grant date, as determined by the Compensation Committee of our Board of Directors.

(3) These options granted are immediately exercisable, but vest in equal annual installments on the first four anniversaries of the grant date if the executive continues to be employed by us on each of these anniversaries. The shares of our Common Stock issuable upon exercise of these options are subject to restrictions on transfer and a right of repurchase by us at a price per share equal to the lower of the option exercise price and the fair market value per share of our Common Stock. These restrictions and repurchase right expire based on the option vesting schedule.

(4) These amounts represent certain assumed annual rates of appreciation calculated from the exercise price, as required by the rules of the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and Common Stock holdings depend on the future performance of our Common Stock. We cannot assure you that the amounts reflected in this table will be achieved.

     The following table provides information about the value of shares of Common Stock acquired upon exercise of options and the value of unexercised options to purchase our Common Stock for the Named Executive Officers.

                          AGGREGATE 2001 OPTION VALUES


                                                         NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                        UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                 SHARES                   OPTIONS AT 12/31/01             AT 12/31/01*
                                ACQUIRED             ----------------------------   ---------------------------
                                  UPON      VALUE      VESTED AND     UNVESTED OR    VESTED AND     UNVESTED OR
                                EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
NAME                              (#)        ($)          (#)            (#)           ($)             ($)
----                            --------   --------   -----------   -------------   -----------    -------------
Andrew J. Filipowski........           -         -      165,727      1,701,506        85,010           8,013
Michael P. Cullinane........           -         -            -      1,000,000             -               -
Paul L. Humenansky..........           -         -       43,614      1,000,000        28,523               -
Kenneth A. Mueller..........           -         -      115,278        401,388             -               -
Edward V. Szofer............           -         -            -        450,000             -               -

-----------
* This column indicates the aggregate amount, if any, by which the market value of our Common Stock on December 31, 2001 exceeded the options' exercise price, based on the closing price per share of our Common Stock on December 31, 2001 of $0.74 on the Nasdaq National Market.

COMPENSATION OF DIRECTORS

     Our directors do not currently receive any cash compensation for their service as members of our Board of Directors, although we may decide to provide them with cash compensation in the future. We reimburse each director who is not our officer or employee for reasonable out-of-pocket expenses incurred in attending board and committee meetings. During 2001 we granted each of our non-employee directors (except Mr. Nater, who joined our board in August 2001) options to purchase an aggregate of 111,667 shares of our Common Stock. While serving as Dell's representative on our Board of Directors, Mr. Meredith transferred these options to Dell USA L.P. After retiring from Dell in August 2001, Mr. Meredith remained on our board and received options to purchase an aggregate of 120,000 shares of our Common Stock. After his appointment as Dell's representative on our board, we granted Mr. Nater options to purchase 25,000 shares of our Common Stock. Mr. Nater transferred these options to Dell USA L.P. Mr. Hahn transferred to his law firm, Katten Muchin Zavis Rosenman, one-half of all options to purchase shares of our Common Stock that he received during 2001. In addition, our Stock Incentive Plan provides for the automatic grant on December 1 of each year of an option to purchase 25,000 shares of Common Stock to each person who is a non-employee director on the grant date. Directors who are also our employees receive no additional compensation from us for services they render in their capacity as directors.

     We entered into a three-year consulting agreement with Michael J. Jordan under which we agreed to use our best efforts to have Mr. Jordan elected to our Board of Directors, which occurred on March 13, 2000. Under the agreement, Mr. Jordan agreed to be a co-chairman of the do right committee of our Board of Directors and to perform promotional activities for us. In connection with the consulting agreement, we issued Mr. Jordan an option to purchase 166,666 shares of our Common Stock at a purchase price of $6.00 per share under our Stock Incentive Plan. The option was exercisable in full upon its grant, but vests as follows: 83,333 shares on the first anniversary of the grant date and 41,666 shares on each of the second and third anniversaries of the grant date, provided that Mr. Jordan continued to serve as a director and consultant on each of these anniversaries. Mr. Jordan exercised the option in full and purchased 166,666 shares of our Common Stock on March 10, 2000. We loaned Mr. Jordan $1,000,000 to pay the exercise price of the option. These shares were subject to restrictions on transfer and a right of repurchase by us at a price per share equal to the lower of the option exercise price and the fair market value per share of our Common Stock. These restrictions on transfers and repurchase rights expired based on the option vesting schedule. We waived our repurchase rights when Mr. Jordan resigned from our Board of Directors in January 2001. On July 18, 2000, we granted Mr. Jordan an option to purchase an additional 300,000 shares of our Common Stock at a purchase price of $9.00 per share under our Stock Incentive Plan. This option was exercisable in full upon its grant, but will vest as follows: 150,000 shares on the first anniversary of the grant date and 75,000 shares on each of the second and third anniversaries of the grant date.

     Advisory Board

     We have established an advisory board to assist our management team in addressing strategic issues in particular industries or geographic markets. We will seek members for this advisory board who are experienced business leaders or academics and who can provide high level insight and expert advice regarding our marketplaces and regions that we target. Our advisory board currently consists of 23 members, all of whom are our former directors. Each advisor will be expected to devote up to two days per year to performing his or her duties, including attending periodic meetings on at least a semi-annual basis. We granted, and will continue to grant, to each advisory board member, upon joining the advisory board, an option to purchase 10,000 shares of our Common Stock, which will be vested immediately and be exercisable at the fair market value on the date of grant. Subsequent grants will be considered by the Compensation Committee of our Board of Directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Compensation Committee makes all compensation decisions with respect to our executive officers and administers our incentive compensation programs and plans. Messrs. Cowie, Forster, and Meredith currently serve as the members of our Compensation Committee. In addition, Mr. Greg Jones served as a member of our Compensation Committee during 2001. None of our executive officers currently serve, or in the past served, on the compensation committee or board of directors of any other company, the executive officers of which serve on our Compensation Committee or Board of Directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires our executive officers and directors, and any other person who owns more than 10% of our Common Stock, to file reports of ownership with the Securities and Exchange Commission. They also are required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of copies of the forms we received, we believe that during 2001 all filing requirements were complied with.

EMPLOYMENT AGREEMENTS

     In April 2001, we entered into an employment agreement with Andrew J. Filipowski, our Chief Executive Officer. Under the terms of his agreement, Mr. Filipowski will not receive any base salary until June 1, 2004. After June 1, 2004, his annual base compensation will be at least $1,000,000. Under the terms of his agreement, Mr. Filipowski also is entitled to an annual incentive bonus of at least $400,000 if his performance meets certain criteria established by our Compensation Committee. Mr. Filipowski's agreement also provides him with certain insurance benefits, an automobile allowance, and reimbursement for memberships in certain clubs and professional associations.

     If Mr. Filipowski's employment is terminated by us without cause, if his employment is constructively terminated by us, or if his employment is terminated for any reason after a change of control of us, he will be entitled to receive a lump sum payment equal to 130% of the greatest amount of aggregate incentive compensation and base salary paid to Mr. Filipowski during any period of 12 consecutive calendar months during the period of 36 consecutive calendar months immediately preceding termination of his employment, with a minimum amount of $1,400,000, multiplied by three. Subject to certain limitations, if the severance payable to Mr. Filipowski under the agreement constitutes an "excess parachute payment" and Mr. Filipowski becomes liable for any tax penalties on that payment, we will make a cash payment to him in an amount sufficient to make him whole for those penalties and other taxes triggered by our reimbursement of that tax.

     In the agreement, Mr. Filipowski also agreed that, for a period of six months after the date of termination of his employment for any reason other than expiration of the term, he will not own, operate, manage, control, invest in, participate in, or otherwise assist any entity that is in direct competition with us on the date of termination. Mr. Filipowski may invest in the stock of a competitor, but only if he is not involved in the business of the competitor and if he and his associates do not own more than an aggregate of 5% of the competitor's stock.

     In April 2001, we also entered into employment agreements with Paul L. Humenansky, our President and Chief Operating Officer and Michael P. Cullinane, our Executive Vice President and Chief Financial Officer. These agreements with Mr. Humenansky and Mr. Cullinane are substantially the same as our agreement with Mr. Filipowski except that the annual base salary is $400,000, payable currently, the annual incentive bonus is at least $350,000, and the severance amount is calculated without any minimum amounts. Each of Messrs. Humenansky and Cullinane reimbursed to us their annual incentive bonus for 2001.

CHANGE OF CONTROL AGREEMENTS FOR CERTAIN OTHER EXECUTIVES

     During February 2001, the Compensation Committee authorized us to enter into change of control agreements with certain of our officers. Under the terms of the form agreement, an employee who is a party to a change of control agreement will be entitled to a lump sum payment of 125% of his or her annual base compensation if the employee's employment with us is terminated (or the employee terminates for good reason) within two years after a change of control. As of April 1, 2002, eighteen employees were parties to change of control agreements, including Edward V. Szofer and Kenneth A. Mueller, our other named executive officers.

                      EQUITY COMPENSATION PLAN INFORMATION

     We have four equity compensation plans (excluding plans assumed by us in connection with acquisitions) under which we may issue our Common Stock to our employees, officers, and directors. These plans are our: 1999 Stock Incentive Plan, 2001 Stock Incentive Plan, eshare/divine 2001 Stock Incentive Plan I, and eshare/divine 2001 Stock Incentive Plan II. All of these compensation plans except the eshare/divine 2001 Stock Incentive Plan II have been approved by our stockholders. The following table provides information about our Common Stock that may be issued upon the exercise of options under all of our equity compensation plans as of December 31, 2001.

                                      NUMBER OF SECURITIES                               NUMBER OF SECURITIES
                                       TO BE ISSUED UPON        WEIGHTED-AVERAGE         REMAINING AVAILABLE
                                          EXERCISE OF           EXERCISE PRICE OF        FOR FUTURE ISSUANCE
                                      OUTSTANDING OPTIONS,     OUTSTANDING OPTIONS,          UNDER EQUITY
PLAN CATEGORY(*)                      WARRANTS, AND RIGHTS     WARRANTS, AND RIGHTS       COMPENSATION PLANS
----------------                      --------------------     --------------------      --------------------
Equity compensation plans
approved by stockholders.........            59,143,073              $1.61                    1,259,363
Equity compensation plans
not approved by stockholders.....                     -                  -                            -

-----------

* This table does not include information regarding equity compensation plans assumed by us in mergers. A total of 15,704,690 shares of our Common Stock were issuable at December 31, 2001 upon exercise of options assumed by us in our acquisitions of Open Market, Inc.; eshare communications, Inc.; and Eprise Corporation. The weighted-average exercise price per share of those options was $4.83. No additional options may be granted under these assumed option plans.

                      REPORT OF THE COMPENSATION COMMITTEE

     The compensation of our executive officers and senior management is generally determined by the Compensation Committee of our Board of Directors. The Compensation Committee, which consists of three of our directors who are not officers or employees, also administers our incentive compensation plans and determines the number of shares covered by, and terms of, options to be granted to executive officers and other key employees under these plans. The following report is about compensation paid or awarded to our executive officers during 2001 and is furnished by our directors who comprise the Compensation Committee.

GENERAL POLICIES

     Our compensation program is intended to enable divine to attract, motivate, reward, and retain the management talent it needs to achieve its corporate objectives, and thereby increase stockholder value. To attain our goals, our general policy is to provide a significant portion of executive compensation in the form of at-risk, incentive-based compensation, like stock options. We believe that such a policy, which directly aligns the financial interests of management with your financial interests, provides the proper incentives to attract, reward, and retain high quality management. In determining the nature and amounts of compensation for divine's executive officers, we take into account all factors that we consider relevant, including overall business conditions and those in divine's general industry, divine's performance in light of those conditions, the market rates of compensation for executives of similar backgrounds and experience, and the performance of the specific executive officer. With respect to Mr. Filipowski, Mr. Humenansky, and Mr. Cullinane, we also take into consideration the fact that Mr. Filipowski has waived any base salary through June 15, 2004, and Mr. Humenansky and Mr. Cullinane waived any cash compensation from formation of divine through June 30, 2000.
     Section 162(m) of the Internal Revenue Code limits the deduction for federal income tax purposes of certain compensation paid by any publicly-held corporation to its chief executive officer and its four other highest compensated officers to $1 million per executive (the "$1 million cap"). The $1 million cap does not apply to "performance-based" compensation plans as defined under Section 162(m). We believe that divine's Stock Incentive Plan qualifies as a "performance-based" plan that is not subject to the $1 million cap. The other compensation currently paid to divine's executive officers is not expected to exceed the $1 million cap.

POLICIES FOR CALENDAR YEAR 2001

     During the first quarter of 2001, divine's board and management team determined that divine would focus on building an extended enterprise solution company through internal growth and complementary acquisitions of third party software and services companies. In the view of both the Compensation Committee and the Board of Directors, retention of a motivated senior management team was essential to effectively implementing our extended enterprise strategy, particularly at a time when our stock price was declining. We worked with divine's senior executive officers and outside compensation consultants to develop a compensation program designed to achieve these goals and we approved a compensation program that consists of a mix of cash compensation, equity incentives, and in three instances, restructuring of outstanding loans to executive officers.

EMPLOYMENT AGREEMENTS

     During February and March 2001, we worked with outside compensation consultants and certain of divine's officers to put into place employment agreements for Messrs. Filipowski, Humenansky, and Cullinane. The agreements are summarized under the caption "Employment Agreements" above. Based upon the recommendations of our outside consultants and a review of market comparables, we believe these agreements, which are the product of negotiation between the executive officers and the Compensation Committee, are appropriate and in line with our stated goal of retaining and motivating our executive management team through our development as an extended enterprise solution company.

CASH COMPENSATION

     As a general matter, cash compensation paid to divine's officers consists primarily of salary. Base salaries for Mr. Humenansky and Mr. Cullinane are determined in accordance with their employment agreements. We determine base salaries for other officers and senior employees through a subjective assessment of responsibilities and position within divine, individual performance, and our overall performance. No specific corporate performance measures are considered.

STOCK OPTIONS

     We consider incentive compensation in the form of stock options to be an integral, important, and relatively large part of executive compensation in particular and employee compensation generally. We grant stock options generally to executive officers and other employees upon their commencement of employment and on an annual basis. When making grants, we consider factors specific to each employee such as salary, position, and responsibilities. We also consider factors such as the rate of divine's development and growth, revenue growth, and the market value of the Common Stock. Option grants relating to recruiting and employment offers and special circumstances are recommended by management.

     All of our stock options which were granted prior to January 1, 2001 were significantly out of the money as of January 1, 2001. In an effort to retain and motivate our work force, we approved grants of options to purchase in the aggregate of approximately 28,681,000 shares of Common Stock to divine's employees in 2001 (not including options issued or options rolled over for employees of entities acquired by divine during 2001).

CHIEF EXECUTIVE OFFICER COMPENSATION

     Andrew J. Filipowski founded divine in May 1999 and has been our Chairman and Chief Executive Officer since that time. Mr. Filipowski's annual compensation was determined using the same criteria that we used to determine compensation levels for other corporate officers and was based on our assessment of Mr. Filipowski's overall performance and on information regarding awards made by similar companies. We believe that Mr. Filipowski's experience, dedication, and knowledge have been of vital importance to the successful and ongoing growth of the administration and operations of divine.

     As described above, we believe Mr. Filipowski is critical to divine's extended enterprise strategy. With this in mind, we worked with our outside compensation consultants and certain members of our management team to structure Mr. Filipowski's 2001 compensation program. Because Mr. Filipowski has agreed to waive his base salary through June 15, 2004, our focus was on providing him primarily with non-cash compensation. We believe that tying Mr. Filipowski's remuneration primarily to the performance of our Common Stock will motivate Mr. Filipowski to maximize stockholder value and is consistent with our policy of compensating all of our employees significantly through annual stock option grants. As a result, Mr. Filipowski's 2001 compensation consisted of (1) $0 base salary, (2) a $400,000 cash bonus, and (3) a grant of options to purchase 1,666,666 shares of our Common Stock. In addition, a promissory note from Mr. Filipowski to us in the amount of $1,031,247 was terminated in exchange for Mr. Filipowski transferring to us the 229,166 shares of our Common Stock that were pledged to secure that promissory note, as described in "Certain Transactions" below.


                                       BY THE COMPENSATION COMMITTEE:
                                             James E. Cowie
                                             Michael H. Forster
                                             Thomas J. Meredith

                               PERFORMANCE GRAPH

     The following graph compares the percentage change in the cumulative total returns on our Common Stock, the Dow Jones & Co. Internet Services Index, and the Nasdaq Composite Index (assuming dividend reinvestment, except in our case because we have never paid cash dividends on the Common Stock) for the period beginning on July 11, 2000 (the date of our initial public offering) and ending on December 31, 2001 (which was the last trading day of our 2001 fiscal year).

             COMPARISON OF CUMULATIVE RETURN VS. DOW JONES INTERNET
                     SERVICES AND NASDAQ COMPOSITE INDICES *


                              [PERFORMANCE GRAPH]

                                              7/11/00  9/29/00  12/29/00  3/30/01  6/29/01  9/28/01  12/31/01
                                              -------  -------  --------  -------  -------  -------  --------
divine, inc. ............................     $100.00  $ 41.67   $17.36   $18.00   $23.33   $ 6.89   $ 8.22
Dow Jones Internet Services Index........      100.00   108.81    53.71    24.43    25.51    10.16    16.62
Nasdaq Composite Index...................      100.00    92.83    62.44    46.51    54.63    37.88    49.30

------------
* Assumes $100 invested on July 11, 2000 in our Common Stock, the Dow Jones & Co. Internet Services Index, and the Nasdaq Composite Index. Historical results are not necessarily indicative of future performance.

                              CERTAIN TRANSACTIONS

LOANS TO EXECUTIVE OFFICERS AND DIRECTORS

     Prior to our initial public offering, we offered to loan to each of our employees, including our executive officers, and our non-employee directors an amount necessary to pay the exercise price of options we granted to that employee or director under the divine, inc. 1999 Stock Incentive Plan - Equity Compensation Loan Program. Under this program, we loaned the following amounts to our executive officers and directors, and the following amounts were outstanding at December 31, 2001:

                                                                                             INTEREST
                                                                              AMOUNT OF          RATE
EXECUTIVE OFFICER/DIRECTOR                                             INDEBTEDNESS ($)           (%)
--------------------------                                             ----------------      --------
Michael J. Jordan . . . . . . . . . . . . . . . . . . . . . . . . . .         1,000,000          6.80
Ronald D. Lachman . . . . . . . . . . . . . . . . . . . . . . . . . .           225,000          6.21
Timothy Stojka . . . . . . . . . . . . . . . . . . . . . . . . . . . .          225,000          6.21

     As of January 1, 2001, we also held 6.21% promissory notes of Messrs. Filipowski, Humenansky, and Cullinane in the aggregate principal amounts of $1,031,247, $749,997, and $468,747, respectively. These notes were also issued under the divine, inc. 1999 Stock Incentive Plan - Equity Compensation Loan Program in connection with the respective purchases by Messrs. Filipowski, Humenansky, and Cullinane, of 229,166, 166,666, and 104,166 restricted shares of our Common Stock, and were secured by a pledge of the restricted shares purchased. In September 2000, we offered to all of our employees other than our executive officers the opportunity to restructure and terminate their promissory notes under that loan program in exchange for their surrender of the shares of Common Stock. In April 2001, as part of our effort to retain the services of Messrs. Filipowski, Humenansky, and Cullinane during 2001, we agreed to restructure their notes if they remained employed by us through 2001. The restructured notes were terminated in exchange for the executives surrendering the restricted stock that had been pledged as security for the notes during 2001. In connection with the note restructuring, we waived our right to interest due of $66,847, $48,074, and $30,385, respectively, from Messrs. Filipowski, Humenansky, and Cullinane. The interest waived is reflected in the "Other Compensation" column of the Summary Compensation table.

REAL ESTATE TRANSACTIONS

     Andrew J. Filipowski, our Chief Executive Officer, owns 33.3% and is a manager of Habitat-Kahney, LLC. In January 2000, we entered into a ten-year facility lease with Habitat-Kahney for additional space in Chicago, Illinois. We paid rent of $743,465 in 2001 and $730,080 in 2000 under this lease. We are also responsible for our share of the building's utilities and operating expenses.

VENTURE CAPITAL TRANSACTIONS

     Effective August 4, 1999, Platinum Venture Partners, Inc. withdrew, and we were substituted, as the general partner of each of Platinum Venture Partners I, L.P. and Platinum Venture Partners II, L.P. Messrs. Filipowski, Humenansky, and Cullinane are principal shareholders and officers of Platinum Venture Partners, Inc. Mr. Filipowski beneficially owns approximately 22.5%, and each of Messrs. Cullinane and Humenansky beneficially owns less than 5%, of the equity of Platinum Venture Partners, Inc. Platinum Venture Partners, Inc. beneficially owns a 2.7% limited partnership interest in Platinum Venture Partners I and a 1.0% limited partnership interest in Platinum Venture Partners II. Additionally, each of Messrs. Filipowski, Humenansky, Cullinane, and James E. Cowie, currently members of our Board of Directors, and Thomas Danis, Arthur Frigo, Gian Fulgoni, Jeffrey Jacobs, and Lawrence Levy, some of our former directors, owns a limited partnership interest in Platinum Venture Partners I and/or Platinum Venture Partners II.

     As general partner of Platinum Venture Partners I, we receive an annual management fee, payable in advance in quarterly installments of 21/2% of the fair value of the partnership, adjusted annually by the increase in a consumer price index during the preceding calendar year. As general partner of Platinum Venture Partners II, we receive an annual management fee, payable in advance in quarterly installments, of 21/2% of the aggregate partner commitments, adjusted annually by the percentage increase in a consumer price index during the preceding calendar year. We received a total of approximately $588,000 and $815,000 from Platinum Venture Partners I and II management fees during 2001 and 2000, respectively.

OTHER TRANSACTIONS

     Tommy Bennett, one of our directors, is a Senior Vice President of Computer Associates. In connection with our acquisition of eshare communications, Inc., we paid Computer Associates $1,000,000 to settle a pending dispute between eshare and Computer Associates. We also entered into a software licensing agreement with iCan SP, Inc., a wholly-owned subsidiary of Computer Associates, pursuant to which we agreed to pay an aggregate of $1,500,000 over the term of the 5-year license agreement. In 2001, we paid $100,000 to Computer Associates, representing the first installment due under the license agreement.

     Peter Bynoe, who served as one of our directors in 2001, was a partner in the law firm of Piper Marbury Rudnick & Wolfe (Piper Marbury) while he served on our board of directors. We paid Piper Marbury $370,000 for legal services in 2001.

     Thomas Danis and Teresa Pahl served on our board of directors during January 2001. Mr. Danis was a Managing Director of Aon Risk Services Mergers and Acquisitions group, and Ms. Pahl was an Executive Vice President of Aon Corporation while they served on our Board of Directors. We paid Aon Corporation $3,325,000 as broker with respect to our directors and officers liability insurance in 2001.

     Arthur Hahn, one of our directors, is a partner in the law firm of Katten Muchin Zavis Rosenman (KMZR). We paid KMZR approximately $2,189,000 for legal services in 2001.

     Michael Jordan, one of our former directors, entered into a consulting agreement with us in March 2000. The terms of this agreement are described above under the "Compensation of Directors" subheading of the section of the Proxy Statement captioned "Executive Compensation." Mr. Jordan resigned as one of our directors in January 2001.

     John Cooper, one of our directors, served as a Managing Director of Corporate Development of Microsoft Corporation from October 1999 through November 2001. We paid Microsoft $248,000 in 2001 for computer software and various consulting services. Additionally, in conjunction with our acquisition of HostOne in October 2001, we issued to Microsoft Corporation a total of 8,196,722 shares of our Common Stock in exchange for the cancellation of debt owed by marchFIRST to Microsoft.

     Thomas J. Meredith, one of our directors, served as Senior Vice President, Dell Ventures of Dell Computer Corporation (Dell) and Dell USA L.P. (Dell USA). Mr. Meredith retired from Dell and Dell USA in August 2001. J. Kevin Nater, one of our directors, currently serves as Vice President, Dell Ventures and Treasurer of Dell and Dell USA. Dell USA is a subsidiary of Dell. We paid Dell Computer Corporation $1,225,000 in 2001 for computers and servers.

     Aleksander Szlam, who served as one of our directors during January 2001, was the chairman and chief executive officer of eshare communications, Inc. while he served on our Board of Directors. We acquired eshare in October 2001. In conjunction with our acquisition of eshare, we entered into two separate stock repurchase arrangements with Mr. Szlam, related to the shares of our Common Stock that Mr. Szlam received in the acquisition. These arrangements gave Mr. Szlam the right to sell back a portion of his shares to us at an agreed-upon price (put option), while also giving us the right to buy back the same number of shares from Mr. Szlam at the same price (call option). In December 2001, the first buyback period, which covers 5,428,800 shares, was extended to be coterminous with the second buyback period. The second buyback period is effective for the time period beginning six months after the eshare merger (April 23, 2002) and ending 18 months after the merger (April 23, 2003), and relates to 5,959,200 shares of our Common Stock. The agreed-upon purchase price for the related put and call options is $0.53 per share. Accordingly, for one year beginning on April 23, 2002, Mr. Szlam has the right to sell to us, and we have a separate right to buy from Mr. Szlam, up to 11,388,000 shares of our Common Stock at $0.53 per share.

     Additionally, Mr. Szlam is affiliated with Szlam Partners, L.P. and Melita House, Inc., who own the properties on which eshare's U.S. and United Kingdom headquarters, respectively, are located. In conjunction with our acquisition of eshare, we purchased real estate options from both Szlam Partners and Melita House. Upon the closing of the eshare merger, we paid Szlam Partners $3,702,978 for a ten-year option to purchase eshare's property in the U.S. for $14,560,000 and paid Melita House $2,047,022 for a ten-year option to purchase eshare's property in the U.K. for(pound)5,714,668 ($8,295,000 at December 31, 2001). Under these real estate option agreements, Szlam Partners and Melita House agreed not to raise the rental amounts due under, or otherwise adversely modify, the leases for these properties so long as we are not in default under the leases.

                             SOLICITATION OF PROXIES

     Our Board of Directors will solicit your proxy by mail. Your proxy may also be solicited by directors, officers, and a small number by our employees personally or by mail, telephone, facsimile, or otherwise. These persons will not be compensated for their services. Brokerage firms, banks, fiduciaries, voting trustees, or other nominees will be requested to forward our proxy soliciting material to the beneficial owners of stock held of record by them, and we have hired our transfer agent, Computershare Investor Services, LLC, to coordinate that distribution for a fee of approximately $1,500 plus expenses. The entire cost of the Board of Directors' solicitation will be borne by us.

              SUBMITTING YOUR PROPOSALS FOR THE 2003 ANNUAL MEETING

    According to the rules of the Securities and Exchange Commission, if you want to submit a proposal for inclusion in the proxy material to be distributed by us in connection with our 2003 annual meeting of stockholders, you must do so no later than December 23, 2002. Your proposal should be submitted in writing to the Secretary of the Company at our principal executive offices. In addition, our bylaws require that in order for you properly to bring any business before any meeting of stockholders, including nominations for the election of directors, you must provide written notice, delivered to the Secretary of the Company at our principal executive offices, not less than 45 nor more than 75 days prior to the first anniversary of the date we mailed the proxy material for our last annual meeting. In the event that the date of our next annual meeting is moved more than 30 days from the date of our last annual meeting, your notice must be received by us no later than 90 days before the date of our next annual meeting or 10 days following our announcement of the date of our next annual meeting. Your notice must include your name and address as it appears on our records and the class and number of shares of our capital stock you beneficially owned on the record date for the meeting. In addition, (1) for proposals other than nominations for the election of directors, your notice must include a description of the business you want brought before the meeting, your reasons for conducting that business at the meeting, and any material interest you have in that business, (2) for proposals relating to your nominations of directors, your notice must also include, with respect to each person nominated, the information required by Regulation 14A under the Securities Exchange Act of 1934, as amended, and (3) for all proposals, your notice must indicate whether you intend to circulate a proxy statement and form of proxy.

                                     GENERAL

     It is important that your proxy be returned promptly, or submitted by phone or Internet. If you are unable to attend the meeting, you are urged, regardless of the number of shares owned, to vote and submit your proxy by phone, by Internet, or by marking, dating, signing, and returning without delay your proxy card in the enclosed addressed envelope.

                                             By Order of the Board of Directors
                                             Jude M. Sullivan
                                             Secretary and General Counsel

                                                                       EXHIBIT A

                            CERTIFICATE OF AMENDMENT
                                       OF
             THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                  DIVINE, INC.

     divine, inc. (the "CORPORATION"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "ACT"), DOES HEREBY CERTIFY THAT:

     1. The following amendment was duly adopted in accordance with the provisions of Section 242 of the Act, and approved at an annual meeting of the stockholders of the Corporation, held upon notice in accordance with Section 222 of the Act, at which meeting the necessary number of shares as required by the Act were voted in favor of the amendment.

     2. Section A of Article IV of the Corporation's Third Amended and Restated Certificate of Incorporation is hereby amended and restated to read in its entirety as follows:

          A. Capital Stock.

             1.  Authorized Stock.

                 Effective upon the filing of this Certificate of Incorporation, the total number of shares of capital stock of all classes which the Corporation shall have authority to issue is 2,650,000,000 shares, which shall be divided as follows: (i) 2,500,000,000 shares of Class A Common Stock, par value $0.001 per share ("CLASS A COMMON STOCK"), (ii) 100,000,000 shares of Class C Common Stock, par value $0.001 per share ("CLASS C COMMON STOCK") and (iii) 50,000,000 shares of Preferred Stock, par value $0.001 per share ("PREFERRED STOCK"). "COMMON STOCK," when used herein, shall mean the Class A Common Stock and the Class C Common Stock together.

             2.  Conversion of Common Stock.

                 At the time of the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, the Corporation shall effect a one-for reverse stock split pursuant to which every shares of the Corporation's Class A Common Stock issued and outstanding or held in treasury on the date hereof (the "OLD CLASS A COMMON STOCK") will be automatically converted into one new share of Class A Common Stock. Upon the occurrence of the reclassification effected by this Section A.2. (the "CONVERSION"), each certificate representing shares of Old Class A Common Stock shall automatically evidence, and shall be deemed to evidence, ownership of the number of shares of Class A Common Stock into which the shares previously evidenced by such certificate shall have been reclassified in accordance with this Section A.2., and the Conversion shall become effective in accordance with the terms hereof, whether or not any or all of the certificates evidencing Old Class A Common Stock shall have been surrendered or new certificates or other evidence of the numbers of shares of Class A Common Stock into which such shares have been reclassified have been issued in accordance with Section A.3. hereof.

             3.  Subsequent Reissuance of Certificates.

                 Promptly following the Conversion, the Corporation or its agent will notify each holder of shares of Old Class A Common Stock of the Conversion and provide instructions as to how to receive certificates evidencing New Class A Common Stock. The Corporation shall issue and deliver to each holder of shares of Old Class A Common Stock that either (a) surrenders each certificate evidencing any such shares at the office of the Corporation or (b) notifies the Corporation that such certificate has been lost, stolen, mutilated, or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with the reissuance of such lost, stolen, mutilated, or destroyed certificate, a certificate or certificates, or other evidence of ownership, in the name shown on such certificate evidencing Old Class A Common Stock, for the number of whole shares of Class A Common Stock into which the shares of Old Class A Common Stock evidenced by the surrendered (or lost, stolen, mutilated, or destroyed) certificate have been reclassified, dated as of the date on which the Conversion becomes effective. The Corporation shall not be obligated to issue any certificate evidencing shares of Class A Common Stock in connection with the Conversion except in accordance with this Section A.3.

             4.  Fractional Shares.

                 Notwithstanding the foregoing, the Corporation shall not issue, nor pay any cash for, fractional shares to those stockholders entitled to a fractional interest in a share of Class A Common Stock issued pursuant to the Conversion. Instead all fractional shares held by a stockholder shall be aggregated and each fractional share that results from such aggregation shall be rounded up to the to the next whole share of Class A Common Stock.


                   ***[SIGNATURE PAGE FOLLOWS]***

     IN WITNESS WHEREOF, divine, inc. has caused this certificate to be signed by Andrew J. Filipowski, its Chief Executive Officer, and attested by Jude M. Sullivan, its Secretary, this day of , 2002.

                                                DIVINE, INC.


                                                By: ----------------------------
                                                    Andrew J. Filipowski Chief
                                                    Executive Officer
ATTEST:



--------------------------------------
JUDE M. SULLIVAN
SECRETARY

                                     ANNEX Q

               DIVINE FORM 8-K DATED APRIL 5, 2002, RESPECTING THE PROPOSED MERGER TRANSACTION WITH VIANT CORPORATION

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

     PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Date of Report: April 5, 2002
                       (Date of earliest event reported)

                                  DIVINE, INC.

             (Exact name of registrant as specified in the charter)


            Delaware                       0-30043               36-4301991
(State or other jurisdiction of     (Commission File No.)      (IRS Employer
         incorporation)                                      Identification No.)


                              1301 N. Elston Avenue
                            Chicago, Illinois 60622
                    (Address of Principal Executive Offices)

                                 (773) 394-6600
               (Registrant's telephone number including area code)

                                 Not Applicable
          (Former name or former address, if changed since last report)


ITEM 5. OTHER ITEMS

On April 5, 2002, divine, inc. ("divine") entered into an Agreement and Plan of Merger and Reorganization, dated as of April 5, 2002 (the "Merger Agreement") with Viant Corporation ("Viant"), pursuant to which DVC Acquisition Company, a direct, wholly-owned subsidiary of divine, will be merged with and into Viant (the "Merger"). Following the Merger, Viant will be a wholly-owned subsidiary of divine. Upon consummation of the Merger, each of the approximately 49 million outstanding shares of Viant common stock will be converted into the right to receive 3.977 shares of divine Class A common stock (the "Exchange Ratio"). The Merger Agreement also contemplates the payment by Viant of a cash dividend of $24 million, in the aggregate, to Viant stockholders immediately prior to the consummation of the Merger (the "Dividend"). The record date for the Dividend has not yet been set.

In addition, each outstanding option to purchase shares of Viant common stock under the Viant 1996 Stock Option Plan and the Viant 1999 Option Plan will be assumed by divine ("Company Options") and will become and represent an option to purchase that number of whole shares of divine Class A common stock (rounded down to the nearest full share) determined by multiplying the number of shares of Viant common stock issuable upon exercise of such option by the Conversion Ratio, at an exercise price equal to the exercise price of such Company Option divided by the Conversion Ratio, rounded up to the nearest whole cent. The Conversion Ratio is equal to the sum of the Exchange Ratio and the quotient of the per share Dividend paid to each stockholder and $.55. As of April 5, 2002, there were outstanding options to purchase a total of approximately 7.5 million shares of Viant common stock, with exercise prices ranging from $.025 to $46.25 per share, with a weighted average exercise price of $2.71 per share.

Consummation of the Merger is subject to a number of conditions, including (1) approval of the Merger by the stockholders of Viant and (2) approval of the issuance of the shares of Class A Common Stock of divine in connection with the Merger by the stockholders of divine.

For information regarding the terms and conditions of the Merger, including the consideration to be issued to Viant stockholders and the conditions to consummation of the Merger, reference is made to the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein, and the press release jointly issued by divine and Viant on April 5, 2002, which is filed as
Exhibit 99.1 hereto and incorporated by reference herein.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) EXHIBITS.

The exhibits to this report are listed in the Exhibit Index set forth elsewhere herein.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                            By: /s/ Michael P. Cullinane
                                ------------------------------------------------
                                Michael P. Cullinane
                                Executive Vice President,
                                Chief Financial Officer and Treasurer


Date: April 5, 2002


                                  EXHIBIT INDEX

EXHIBIT
NUMBER                      DESCRIPTION OF EXHIBITS
------                      -----------------------
2.1*     Agreement and Plan of Merger and Reorganization, dated as of April 5,
         2002, among divine, inc., DVC Acquisition Company and Viant
         Corporation, excluding exhibits and schedules thereto.

99.1     Joint Press Release of divine, inc. and Viant Corporation dated April
         5, 2002 announcing divine's acquisition of Viant.



* The schedules and exhibits to the Agreement and Plan of Merger and Reorganization have been omitted pursuant to Item 601(b)(2) of Regulation S-K. divine agrees to furnish supplementally to the SEC, upon request, a copy of any omitted schedule or exhibit.

                                   EXHIBIT 2.1

                 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                                  BY AND AMONG
                                 divine, inc.,
                            DVC Acquisition Company
                                       and
                               Viant Corporation

                                  April 5, 2002


                                Table of Contents
                                -----------------


                                                                            Page
                                                                            ----
ARTICLE I THE MERGER; EFFECTIVE TIME; CLOSING ..........................       2

        1.1 The Merger .................................................       2
        1.2 Effective Time .............................................       2
        1.3 Closing ....................................................       2
        1.4 Effect of the Merger .......................................       2
        1.5 Appraisal Rights ...........................................       2

ARTICLE II CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING
CORPORATION ............................................................       2

        2.1 Certificate of Incorporation; Name .........................       2
        2.2 Bylaws .....................................................       3
        2.3 Additional Actions .........................................       3

ARTICLE III DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION ........       3

        3.1 Directors ..................................................       3
        3.2 Officers ...................................................       3

ARTICLE IV MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES
IN THE MERGER ..........................................................       3

        4.1 Consideration for the Merger; Conversion or Cancellation of
            Shares in the Merger .......................................       3
        4.2 Payment for Company Shares in the Merger ...................       5
        4.3 Cash In Lieu of Fractional Parent Shares ...................       7
        4.4 Transfer of Shares after the Effective Time ................       7
        4.5 Lost, Stolen or Destroyed Certificates .....................       7

ARTICLE V REPRESENTATIONS AND WARRANTIES ...............................       7

        5.1 Representations and Warranties of Parent and Merger Sub ....       7
        5.2 Representations and Warranties of the Company ..............      25

ARTICLE VI ADDITIONAL COVENANTS AND AGREEMENTS .........................      43

        6.1 Conduct of Business of the Company .........................      43
        6.2 Conduct of Business of Parent ..............................      47
        6.3 No Solicitation ............................................      49
        6.4 Meetings of Stockholders ...................................      51
        6.5 Registration Statement .....................................      52
        6.6 Reasonable Efforts .........................................      53
        6.7 Access to Information ......................................      53

                               Table of Contents
                                -----------------
                                  (continued)


                                                                            Page
                                                                            ----
        6.8 Publicity ..................................................      55
        6.9 Affiliates of the Company ..................................      55
        6.10 Maintenance of Insurance ..................................      55
        6.11 Filings; Other Action .....................................      55
        6.12 Tax Free Reorganization Treatment .........................      56
        6.13 Indemnification ...........................................      56
        6.14 Company ESPP ..............................................      57
        6.15 Exemption from Liability Under Section 16(b) ..............      57
        6.16 Form S-8 ..................................................      58
        6.17 NNM Listing ...............................................      58
        6.18 Company Rights Agreement ..................................      58
        6.19 Parent Rights Agreement ...................................      59
        6.20 Granting of Additional Parent Options .....................      59
        6.21 Employee Benefit Plans ....................................      59
        6.22 Additional Company Covenant ...............................      60
        6.23 Additional Parent Covenant ................................      60

ARTICLE VII CONDITIONS .................................................      60

        7.1 Conditions to Each Party's Obligations .....................      60
        7.2 Conditions to the Obligations of the Company ...............      61
        7.3 Conditions to the Obligations of Parent ....................      62

ARTICLE VIII TERMINATION ...............................................      63

        8.1 Termination by Mutual Consent ..............................      63
        8.2 Termination by either the Company or Parent ................      63
        8.3 Termination by the Company .................................      64
        8.4 Termination by Parent ......................................      65
        8.5 Effect of Termination; Termination Fee .....................      65

ARTICLE IX MISCELLANEOUS AND GENERAL ...................................      68

        9.1 Payment of Expenses ........................................      68
        9.2 Non-Survival of Representations and Warranties .............      68
        9.3 Modification or Amendment ..................................      68
        9.4 Waiver of Conditions .......................................      69
        9.5 Counterparts ...............................................      69
        9.6 Governing Law; Jurisdiction ................................      69
        9.7 Notices ....................................................      69
        9.8 Entire Agreement; Assignment ...............................      70
        9.9 Parties in Interest ........................................      70
        9.10 Certain Definitions .......................................      70
        9.11 Severability ..............................................      73

                               Table of Contents
                               -----------------
                                   (continued)


                                                                            Page
                                                                            ----
        9.12 Specific Performance ......................................      73
        9.13 Recovery of Attorney's Fees ...............................      73
        9.14 Captions ..................................................      73
        9.15 No Strict Construction ....................................      73

                             TABLE OF DEFINED TERMS


Acquisition ...........................       Section 8.5(b)
Additional Parent Options .............       Section 6.21
Agreement .............................       Introduction
Assumed Option ........................       Section 4.1
Authorized Representatives ............       Section 6.7
Base Termination Fee ..................       Section 8.5(b)
Certificate of Merger .................       Section 1.2
Certificates ..........................       Section 4.2(b)
Closing ...............................       Section 1.3
Closing Date ..........................       Section 1.3
Code ..................................       Recitals
Commercial Software ...................       Section 5.1(p)(vii) & 5.2(o)(viii)
Company ...............................       Introduction
Company Acquisition Proposal ..........       Section 6.3(a)
Company Affiliate .....................       Section 6.9
Company Affiliate Letter ..............       Section 6.9
Company Contract ......................       Section 5.2(p)(ii)
Company Disclosure Schedule ...........       Section 5.2
Company ESPP ..........................       Section 5.2(b)(ii)
Company Embedded Products .............       Section 5.2(o)(viii)
Company Equivalents ...................       Section 5.2(b)(ii)
Company Financial Statements ..........       Section 5.2(h)(ii)
Company Insiders ......................       Section 6.15(c)
Company Insurance Policies ............       Section 5.2(t)
Company Key Employees .................       Section 5.2(p)(i)(2)
Company Options .......................       Section 9.10(a)
Company Option Plans ..................       Section 5.2(b)(ii)
Company Participant ...................       Section 6.21
Company Plan Affiliate ................       Section 5.2(n)(i)
Company Rights ........................       Section 9.10(b)
Company Rights Agent ..................       Section 9.10(c)
Company Rights Agreement ..............       Section 9.10(d)
Company Proprietary Rights ............       Section 5.2(o)(i)
Company Scheduled Plans ...............       Section 5.2(n)(i)
Company SEC Reports ...................       Section 5.2(h)(i)
Company Shares ........................       Section 4.1(a)
Company Significant Tax Agreement .....       Section 9.10(e)
Company Software ......................       Section 5.2(o)(vii)
Company Software Authors ..............       Section 5.2(o)(vii)
Company Stockholders ..................       Recitals
Company Stockholders Meeting ..........       Section 6.4(a)
Company Superior Proposal .............       Section 6.3(a)
Company Voting Agreement ..............       Recitals

Confidentiality Agreement .....................          Section 6.7
Continuing Employees ..........................          Section 6.21
Conversion Ratio ..............................          Section 4.1(c)
DGCL ..........................................          Section 1.1
Dividend Amount ...............................          Section 6.1(h)(ii)
EDGAR .........................................          Section 5.1(i)(i)
Effective Time ................................          Section 1.2
Encumbrance ...................................          Section 9.10(f)
Environmental Laws ............................          Section 5.1(s) & 5.2(r)
ERISA .........................................          Section 9.10(g)
Exchange Act ..................................          Section 5.1(g)
Exchange Agent ................................          Section 4.2(a)
Fees and Expenses .............................          Section 8.5(b)
Fractional Securities Fund ....................          Section 4.3
GAAP ..........................................          Section 5.1(i)(ii)
Governmental Entity ...........................          Section 9.10(h)
Hazardous Material ............................          Section 5.1(s) & 5.2(r)
HSR Act .......................................          Section 5.1(g)
Indemnified Personnel .........................          Section 6.13(a)
Knowledge and Knowing .........................          Section 9.10(i)
Material Adverse Effect .......................          Section 9.10(j)
Merger ........................................          Recitals
Merger Sub ....................................          Introduction
NNM ...........................................          Section 4.3
Parent ........................................          Introduction
Parent Acquisition Proposal ...................          Section 8.5(c)
Parent Common Stock ...........................          Section 4.1(a)
Parent Contract ...............................          Section 5.1(q)(ii)
Parent Disclosure Schedule ....................          Section 5.1
Parent ESPP ...................................          Section 5.1(c)(ii)
Parent Embedded Products ......................          Section 5.1(p)(vii)
Parent Equivalents ............................          Section 5.1(c)(ii)
Parent Financial Statements ...................          Section 5.1(i)(ii)
Parent Insurance Policies .....................          Section 5.1(u)
Parent Option Plan ............................          Section 5.1(c)(ii)
Parent Plan Affiliate .........................          Section 5.1(o)(i)
Parent Proprietary Rights .....................          Section 5.1(p)(i)
Parent Rights .................................          Section 4.1(a)
Parent Rights Agreement .......................          Section 9.10(k)
Parent SEC Reports ............................          Section 5.1(i)(i)
Parent Scheduled Plans ........................          Section 5.1(o)(i)
Parent Significant Tax Agreement ..............          Section 9.10(l)
Parent Software ...............................          Section 5.1(n)(vi)(p)
Parent Software Authors .......................          Section 5.1(n)(vi)(p)
Parent Shares .................................          Section 4.1(a)

Parent Stock Price ..................         Section 4.3
Parent Stockholders .................         Recitals
Parent Stockholders Meeting .........         Section 6.4(b)
Parent Voting Agreement .............         Recitals
Parties .............................         Introduction
Per Share Consideration .............         Section 4.1(a)
Per Share Dividend Amount ...........         Section 6.1(h)(ii)
Person ..............................         Section 9.10(m)
Price Per Share .....................         Section 4.1(c)
Proprietary Rights ..................         Section 5.1(p)(vii) & 5.2(o)(viii)
Proxy Statement .....................         Section 6.5
Representatives .....................         Section 6.3
Restraints ..........................         Section 7.1(c)
Returns .............................         Section 9.10(l)
S-4 Effective Date ..................         Section 6.5
S-4 Registration Statement ..........         Section 6.5
SEC .................................         Section 5.1(i)(i)
Section 16 Information ..............         Section 6.15(b)
Securities Act ......................         Section 5.1(c)(iv)
Share Consideration .................         Section 4.2(a)
Stock Market Exchange Fund ..........         Section 4.2(a)
Stock Payment .......................         Section 4.1(a)
Subsidiary ..........................         Section 9.10(o)
Surviving Corporation ...............         Section 1.1
Tax .................................         Section 9.10(p)
Termination Fee .....................         Section 8.5(b)
Transaction .........................         Section 6.2(c)
Transaction Expenses ................         Section 9.1
1996 Option Plan ....................         Section 4.1(c)
1999 Option Plan ....................         Section 4.1(c)


                                    EXHIBITS


Form of Company Voting Agreement .......................             Exhibit A-1
Form of Parent Voting Agreement ........................             Exhibit A-2
Form of Company Affiliate Letter .......................             Exhibit B

                 AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this "AGREEMENT") is made and entered into as of April 5, 2002, by and among DIVINE, INC., a Delaware corporation ("PARENT"), DVC ACQUISITION COMPANY, a Delaware corporation and a direct wholly owned Subsidiary of Parent ("MERGER SUB"), and VIANT CORPORATION, a Delaware corporation (the "COMPANY"). Parent, Merger Sub and the Company are referred to collectively herein as the "PARTIES." Capitalized terms used herein are defined as referenced in the Table of Defined Terms contained herein.

                                    RECITALS

WHEREAS, the Board of Directors of each of Parent, Merger Sub and the Company have determined that it is in the best interests of each corporation and their respective stockholders that the Company and Parent enter into a business combination through the merger of Merger Sub with and into the Company (the "MERGER") and, in furtherance thereof, have approved the Merger and declared the Merger advisable to their respective stockholders;

WHEREAS, pursuant to the Merger, the outstanding shares of common stock of the Company shall be converted into shares of common stock of Parent at the rate set forth herein;

WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "CODE") and that this Agreement shall be a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent's willingness to enter into this Agreement, all officers and directors of the Company and their respective affiliates and certain other principal stockholders of the Company (the "COMPANY STOCKHOLDERS") are entering into Company Voting Agreements in substantially the form attached hereto as Exhibit A-1 (the "COMPANY VOTING AGREEMENT"); and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company's willingness to enter into this Agreement, all executive officers and directors of Parent and certain affiliates of such officers and directors (the "PARENT STOCKHOLDERS") are entering into Parent Voting Agreements in substantially the form attached hereto as Exhibit A-2 (the "PARENT VOTING AGREEMENT").

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:

                                    ARTICLE I

                       THE MERGER; EFFECTIVE TIME; CLOSING

1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the successor or surviving corporation and shall continue its existence under the laws of the state of Delaware. The Company, as the surviving corporation after the consummation of the Merger, shall be sometimes hereinafter referred to as the "SURVIVING CORPORATION."

1.2 EFFECTIVE TIME. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing the duly executed certificate of merger of Merger Sub and the Company (the "CERTIFICATE OF MERGER") with the Office of the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on the Closing Date, and shall take all other action required by law to effect the Merger. The Merger shall become effective upon such filing or at such time thereafter as shall be agreed by the Parties and provided in the Certificate of Merger (the "EFFECTIVE TIME").

1.3 CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article VIII, the closing of the Merger (the "CLOSING") shall take place at 10:00 a.m., local time, at the offices of counsel for Parent, on the second business day after all of the conditions to the obligations of the Parties to consummate the Merger as set forth in Article VII have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied or waived on the Closing Date), or such other date, time or place as shall be agreed to in writing by the Parties (the "CLOSING DATE").

1.4 EFFECT OF THE MERGER. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving

Corporation.

1.5 APPRAISAL RIGHTS. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to the holders of Company Shares in connection with the Merger.

                                   ARTICLE II

      CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION

2.1 CERTIFICATE OF INCORPORATION; NAME. At the Effective Time, subject to the provisions of SECTION 6.11 hereof, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, and such certificate of incorporation, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation (except that the name of the Surviving Corporation shall be "Viant Corporation").

2.2 BYLAWS. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.3 ADDITIONAL ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the provisions of this Agreement, the officers and directors of the Surviving Corporation are authorized to take, and will take, any and all such lawful actions.

                                   ARTICLE III

               DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

3.1 DIRECTORS. The directors of Merger Sub shall be the initial directors of the Surviving Corporation, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.

3.2 OFFICERS. The officers of Merger Sub shall be the initial officers of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's certificate of incorporation and bylaws.

                                   ARTICLE IV

    MERGER CONSIDERATION; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER

4.1 CONSIDERATION FOR THE MERGER; CONVERSION OR CANCELLATION OF SHARES IN THE MERGER. At the Effective Time, the manner of converting or canceling shares of the Company and Merger Sub shall be as follows:

(a) Conversion of Company Stock. Subject to the provisions of
SECTION 4.3 hereof, each share of common stock, par value $0.001 per share of the Company ("COMPANY SHARES") (including the associated Company Rights) issued and outstanding immediately prior to the Effective Time (excluding any Company Shares described in SECTION 4.1(d)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive an amount per share equal to 3.977 shares (the "STOCK PAYMENT") of Parent's Class A common stock, par value $0.001 per share (the "PARENT COMMON STOCK") (and associated rights to purchase Parent's Series A Junior Participating Preferred Stock, par value $0.001 per share (the "PARENT RIGHTS")) (rounded down to the nearest full share). The shares of Parent Common Stock issuable in connection with the Merger and the transactions contemplated thereby are referred to herein as the "PARENT SHARES," and the Stock Payment, together with the applicable amount of cash in lieu of fractional shares, are referred to as the "PER SHARE CONSIDERATION." All Company Shares, together with the associated Company Rights, to be converted into the Per Share Consideration pursuant to this Section 4.1(a) shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be canceled and cease to exist, and each holder of a certificate representing any such Company Shares shall thereafter cease to have any rights with respect to such Company Shares and the associated Company Rights, except the right to receive for each of the Company Shares, together with the associated Company Rights, upon the surrender of such certificate in accordance with Section 4.2, the Per Share Consideration, as specified above (rounded down to the nearest full share).


(b) Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into and exchanged for one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation. Each stock certificate representing any shares of Merger Sub shall continue to represent ownership of such shares of capital stock of the Surviving Corporation.

(c) Outstanding Company Options. At the Effective Time, each Company Option, whether vested or unvested, that is then outstanding and unexercised pursuant to the Company's 1996 Stock Option Plan (the "1996 OPTION PLAN") and the Company's 1999 Stock Option Plan as amended and restated (the "1999 OPTION PLAN") shall be assumed by Parent and shall become and represent an option to purchase (an "ASSUMED OPTION") that number of whole shares of Parent Common Stock (rounded down to the nearest full share), determined by multiplying (A) the number of Company Shares subject to such Company Option immediately prior to the Effective Time by (B) the Conversion Ratio, at a per share exercise price equal to the exercise price of such Company Option divided the Conversion Ratio rounded up to the nearest whole cent. Parent shall pay cash to holders of Company Options in lieu of issuing fractional shares of Parent Common Stock upon the exercise of Assumed Options for Parent Common Stock. Parent shall reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise of such Assumed Options. For purposes hereof, the "CONVERSION RATIO" shall be equal to the sum of (i) Stock Payment and (ii) the quotient of (A) the Per Share Dividend Amount and (B) $.55.

(d) Cancellation of Parent Owned and Treasury Stock. Immediately prior to the Effective Time, all of the Company Shares, together with the associated Company Rights, that are owned by Parent, any direct or indirect wholly-owned Subsidiary of Parent or by the Company as treasury stock shall automatically cease to be outstanding, shall be canceled and shall cease to exist and no Parent Shares shall be delivered in exchange therefor.

(e) Adjustment for Organic Changes. In the event of any reclassification, stock split, distribution, stock dividend, reorganization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock, any change or conversion of Parent Common Stock into other securities or any other dividend or distribution in Parent Common Stock with respect to outstanding Parent Common Stock (or if a record date with respect to any of the foregoing should occur) prior to the Effective Time, appropriate and proportionate adjustments, if any, shall be made to the number of Parent Shares, the Stock Payment and the Conversion Ratio, and all references to the number of Parent Shares, the Stock Payment and the Conversion Ratio in this Agreement shall be deemed to be to the number of Parent Shares, the Stock Payment and the Conversion Ratio as so adjusted.

4.2 PAYMENT FOR COMPANY SHARES IN THE MERGER. The manner of making payment for Company Shares in the Merger shall be as follows:

(a) Exchange Agent. On or prior to the Closing Date, Parent shall make available to Computershare Investor Services, LLC, or another entity mutually agreed upon by the Parties (the "EXCHANGE AGENT"), for the benefit of the holders of Company Shares, a sufficient number of certificates representing the Parent Shares required to effect the delivery of the aggregate consideration in Parent Shares and cash for the Fractional Securities Fund (as defined in SECTION 4.3) (collectively, the "SHARE CONSIDERATION" and the certificates representing the Parent Shares comprising such Share Consideration being referred to hereinafter as the "STOCK MERGER EXCHANGE FUND"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Per Share Consideration out of the Stock Merger Exchange Fund and the Fractional Securities Fund, as the case may be. The Stock Merger Exchange Fund and the Fractional Securities Fund shall not be used for any purpose other than as set forth in this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Company Shares and associated Company Rights (the "CERTIFICATES") (i) a form of letter of transmittal, in a form reasonably satisfactory to the Parties (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates for payment therefor. Subject to SECTION 4.5, upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, each duly executed, and any other reasonably required documents, the holder of such Certificates shall be entitled to receive for each of the Company Shares and associated Company Rights represented by such Certificates, the Per Share Consideration, without interest, allocable to such Certificates and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, such Certificates shall represent solely the right to receive the Per Share Consideration allocable to such Certificates.

(c) Distributions with respect to Unexchanged Shares. No dividends or other distributions on Parent Common Stock having a record date after the Effective Time and payable to the holders of record thereof after the Effective Time will be paid to Persons entitled by reason of the Merger to receive Parent Shares until such Persons surrender their Certificates as provided in SECTION 4.2(b) above. Upon such surrender, there shall be paid to the Person in whose name the Parent Shares are issued any dividends or other distributions having a record date after the Effective Time and payable with respect to such Parent Shares between the Effective Time and the time of such surrender. After such surrender there shall be paid to the Person in whose name the Parent Shares are issued any dividends or other distributions on such Parent Shares which shall have a record date after the date of such surrender. In no event shall the Persons entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

(d) Transfers of Ownership. If any certificate representing Parent Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Parent Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

(e) No Liability. Neither the Exchange Agent nor any of the Parties shall be liable to a holder of Company Shares for any Per Share Consideration or any dividend to which the holders thereof are entitled, that are delivered to a public official pursuant to applicable escheat law. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Shares held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such Parent Shares for the account of the Persons entitled thereto.

(f) Termination of Funds. Subject to applicable law, any portion of the Stock Merger Exchange Fund or the Fractional Securities Fund that remains unclaimed by the former stockholders of the Company for one (1) year after the Effective Time shall be delivered to Parent, upon demand of Parent, and any former stockholder of the Company shall thereafter look only to Parent for payment of their applicable claim for the Per Share Consideration for their Company Shares.

4.3 CASH IN LIEU OF FRACTIONAL PARENT SHARES. No fractional Parent Shares shall be issued in the Merger. Each holder of Company Shares and associated Company Rights shall be entitled to receive in lieu of any fractional Parent Shares to which such holder otherwise would have been entitled pursuant to SECTION 4.2 (after taking into account all Company Shares and associated Company Rights then held of record by such holder) a cash payment in an amount equal to the product of (i) the fractional interest of a Parent Share to which such holder otherwise would have been entitled and (ii) the closing sale price of Parent Common Stock on the Nasdaq National Market ("NNM") on the trading day immediately prior to the Effective Time (the "PARENT STOCK PRICE") (the cash comprising such aggregate payments in lieu of fractional Parent Shares being hereinafter referred to as the "FRACTIONAL SECURITIES FUND").

4.4 TRANSFER OF SHARES AFTER THE EFFECTIVE TIME. All Per Share Consideration issued upon the surrender for exchange of Company Shares and associated Company Rights in accordance with the terms hereof (including any cash paid in respect thereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Shares and associated Company Rights, and no further registration of transfers shall be made. If, after the Effective Time, Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be canceled and exchanged for the Per Share Consideration as provided in this Article IV.

4.5 LOST, STOLEN OR DESTROYED CERTIFICATES. In the event any Certificates evidencing Company Shares and associated Company Rights shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, the Per Share Consideration with respect thereto, and any dividends or other distributions to which the holders thereof are entitled; provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a customary bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

                                    ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

5.1 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB. Parent and Merger Sub hereby represent and warrant to the Company that the statements contained in this SECTION 5.1 are true and correct, except to the extent (i) set forth on the disclosure schedule delivered contemporaneously with this Agreement by Parent to the Company (the "PARENT DISCLOSURE SCHEDULE"), which statements shall be deemed to be representations and warranties as if made hereunder, or (ii) set forth in Parent's SEC Reports (as defined herein) filed as of the date hereof. The Parent Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the lettered and numbered paragraphs contained in this SECTION 5.1, and the disclosure in any paragraph shall qualify any paragraph in this SECTION 5.1 and other paragraphs or sections to which it is reasonably apparent (from a plain reading of the disclosure) that such disclosure relates.

(a) Corporate Organization and Qualification. Each of Parent and its Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and is qualified and in good standing as a foreign entity in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where failure to be so qualified or in good standing as a foreign entity could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent and each of its Subsidiaries have all requisite power and authority (corporate or otherwise) to own their respective properties and to carry on their respective businesses as they are now being conducted. Set forth in

SECTION 5.1(a) of the Parent Disclosure Schedule is a listing of each of the Subsidiaries of the Parent and the jurisdiction of formation of each such subsidiary. Each of Parent and Merger Sub has heretofore delivered or made available to the Company complete and correct copies of its charter documents and bylaws, each as amended to date.

(b) Operations of Merger Sub. Merger Sub is a direct, wholly-owned Subsidiary of Parent, was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

(c) Capitalization.

(i) The authorized capital stock of Parent consists of (i) 2,500,000,000 shares of Parent Common Stock, of which 462,667,911 shares were issued and outstanding on April 3, 2002, (ii) 100,000,000 shares of Class C common stock, par value $0.001 per share, none of which were issued and outstanding on the date hereof, and (iii) 50,000,000 shares of preferred stock, par value $0.001 per share, 500,000 shares of which have been designated Series A Junior Participating Preferred Stock for issuance in connection with Parents Shareholders Rights Plan, as amended. No shares of preferred stock are issued and outstanding as of the date hereof. All of the outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Encumbrances of any nature. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, 1,000 shares of which are issued and outstanding and held by Parent.

(ii) The Parent has no outstanding stock appreciation rights, phantom stock or similar rights. As of the date of this Agreement, except for (A) the Parent Rights and (B) options to purchase 62,712,899 Parent Shares issued pursuant to the Parent's 1999 Option Plan, options to purchase 26,914,142 Parent Shares issued pursuant to the Parent's 2001 Option Plan and 1,342,613 Parent Shares reserved for issuance pursuant to the Parent's 2000 Employee Stock Purchase Plan ("PARENT ESPP" and collectively with the Parent's 1999 Stock Option and 2001 Stock Option Plans the "PARENT OPTION PLANS"), there are no outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Parent or any of its Subsidiaries is a party to, or may be bound by, allowing it or requiring it to issue, transfer, grant, sell, purchase, redeem or acquire any shares of capital stock or any of its securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Parent or any of its Subsidiaries (the "PARENT EQUIVALENTS"). Set forth in
SECTION 5.1(c)(ii) of the Parent Disclosure Schedule is a list, as of the date hereof, of the outstanding Parent Equivalents, the name of the holder of such Parent Equivalents and the plan or agreement pursuant to which such Parent Equivalent is outstanding. Pursuant to the Parent Option Plans and the Parent Equivalents, Parent has reserved for issuance a sufficient number of Parent Common Stock for delivery upon exercise of the Parent Options or Parent Equivalents and all of the Parent Common Stock to be issued upon exercise of the Parent Options have been registered under the Securities Act pursuant to a registration statement on Form S-8 which registration statement has been declared and remains effective. Since December 31, 2001, no Parent Options or Parent Equivalents have been accelerated or had their terms materially modified.

(iii) Except as contemplated by this Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Parent is a party or to which it is bound relating to the voting of any shares of the capital stock of the Parent.

(iv) There are no existing rights with respect to the registration of Parent Common Stock under the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder (the "SECURITIES ACT"), whose holders may request Parent register their shares of Parent Common Stock contemporaneously with the registration of Parent Shares issued pursuant to the transactions contemplated by this Agreement.

(d) Listings. Parent's securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange or quotation service, other than the NNM. Parent has not received any communications (whether written or oral) from the NASD that it does not meet the listing qualifications of the NNM.

(e) Authority Relative to this Agreement. The Board of Directors of Merger Sub has approved this Agreement and declared it, the Merger and the transactions contemplated hereby advisable, and Merger Sub has duly and validly authorized this Agreement and the consummation by it of the transactions contemplated hereby and Merger Sub has the requisite corporate power and authority to approve, authorize, execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Board of Directors of Parent has approved this Agreement and declared it, the Merger and the transactions contemplated hereby and the related issuance of Parent Shares advisable, has duly and validly authorized this Agreement and the consummation by Parent of the transactions contemplated hereby and Parent has the requisite corporate power and authority to approve, authorize, execute and deliver this Agreement and, upon adoption of this Agreement by the stockholders of Parent, to consummate the transactions contemplated hereby. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval of this Agreement and the Merger by the stockholders of Parent in accordance with the DGCL and the rules of the NNM. This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each entity in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

(f) Present Compliance with Obligations and Laws. Neither Parent nor any of its Subsidiaries is: (i) in violation of its certificate of incorporation, bylaws or similar charter documents; (ii) in default in the performance of any obligation, agreement or condition of any debt instrument which (with or without the passage of time or the giving of notice, or both) affords to any Person the right to (A) accelerate any indebtedness, (B) place an Encumbrance upon any of the material assets of Parent or any Subsidiary, (C) terminate any material right existing under any such obligation, agreement condition or debt instrument, or (D) seize or sell (through any means) any of the material assets of Parent or any of its Subsidiaries; (iii) in default under or breach of (with or without the passage of time or the giving of notice, or both) any other contract to which it is a party or by which it or its assets are bound; or (iv) in violation of any law, regulation, administrative order or judicial order, decree or judgment (domestic or foreign) (other than laws relating to employment matters) applicable to it or its business or assets, except where any violation, default or breach under items (ii), (iii), or (iv) could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent.

(g) Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective certificate of incorporation (or other similar charter documents) or bylaws (or other similar documents) of Parent or any of its Subsidiaries; (ii) require any consent, approval, authorization or permit of, or registration or filing with or notification to, any governmental or regulatory authority, in each case, by or on behalf of Parent or any of its Subsidiaries, except (A) in connection with the applicable requirements, if any, of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), (B) pursuant to the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "EXCHANGE ACT"), and the NNM, (C) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which Parent is authorized to do business, (D) as may be required by any applicable state securities laws, (E) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the antitrust or competition laws of any foreign country, or (F) where the failure to obtain such consent, approval, authorization or permit, or to make such registration, filing or notification, could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent or adversely affect the ability of Parent to consummate the transactions contemplated hereby; (iii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any indenture, note, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent or adversely affect the ability of Parent to consummate the transactions contemplated hereby; (iv) cause the suspension or revocation of any authorizations, consents, approvals or licenses currently in effect which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Parent; or (v) assuming the consents, approvals, authorizations or permits and registrations, filings or notifications referred to in SECTION 5.1(g)(ii) are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or to any of their respective assets, except for violations which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent or adversely affect the ability of Parent to consummate the transactions contemplated hereby.

(h) Litigation. There are no actions, suits, claims, investigations or proceedings pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that individually or in the aggregate, (i) could reasonably be expected to have a Material Adverse Effect on Parent, or (ii) materially and adversely affects Parent's ability to consummate the transactions contemplated by this Agreement. Neither Parent nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which (A) has or may have the effect of prohibiting or impairing any business practice of Parent or any of its Subsidiaries, any acquisition of property (tangible or intangible) by Parent or any of its Subsidiaries, the conduct of the business by Parent or any of its Subsidiaries, or Parent's ability to perform its obligations under this Agreement or (B), individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Parent. SECTION 5.1(h) of the Parent Disclosure Schedule lists each action, suit, claim, investigation or proceeding of which (i) Parent has Knowledge and (ii) is for an amount greater than $50,000.

(i) SEC Reports; Financial Statements.

(i) Except for documents related to the transactions contemplated hereby, Parent has filed all forms, reports and documents and all amendments thereto with the Securities and Exchange Commission (the "SEC") required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder in effect as of the time of such filing or amendment, all of which when filed complied as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act (collectively, the "PARENT SEC REPORTS"), and all of which are available through the SEC's Electronic Data Gathering and

Retrieval System ("EDGAR"). None of the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed (or if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's Subsidiaries is required to file any forms, reports or other documents with the SEC.

(ii) When filed with the SEC, the consolidated balance sheets and the related consolidated statements of income, stockholders' equity (deficit) and cash flows (including the related notes thereto) of Parent included in the Parent SEC Reports (collectively, "PARENT FINANCIAL STATEMENTS") compiled as to form in all material respects with U.S. generally accepted accounting principles ("GAAP") and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis throughout, or for, the periods stated therein (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and presented fairly, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein, except that the unaudited interim financial statements do not include footnote disclosure of the type associated with audited financial statements and were or are subject to normal and recurring year-end adjustments that were not or are not expected to be material in amount, type or effect.

(iii) Since December 31, 2001, there has not been any material change, by Parent or any of its Subsidiaries, in accounting principles, methods or policies, except as required by GAAP. There are no material amendments or modifications to agreements, documents or other instruments, which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act, which have not been filed with the SEC but which are required to be filed.

(j) No Liabilities. Neither Parent nor any of its Subsidiaries has any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, or contingent, and whether due or to become due or asserted or unasserted), and, to the Knowledge of Parent, there is no reasonable basis for the assertion of any claim with respect to any indebtedness, obligation or liability of any nature against the Parent or any of its Subsidiaries, except for indebtedness, obligations and liabilities (i) which are fully reflected in, adequately reserved against or otherwise described in the most recent Parent Financial Statements, (ii) which have been incurred after the most recent Parent Financial Statements in the ordinary course of business consistent with past practice,
(iii) which are obligations to perform under executory contracts in the ordinary course of business (none of which is a liability resulting from a breach of contract or warranty, tort, infringement or legal action), or (iv) except as otherwise required to be disclosed pursuant to (i)-(iii) above which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on Parent.

(k) Absence of Certain Changes of Events. Except for actions expressly contemplated by this Agreement since December 31, 2001, Parent and each Subsidiary has conducted its business only in the ordinary course and, since such date, there has not been (i) any Material Adverse Effect on Parent, (ii) any damage, destruction or loss of assets of the Parent or any of its Subsidiaries (whether or not covered by insurance) that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (iii) any material revaluation by Parent or any of its Subsidiaries of any of their respective assets, including, without limitation, writing down the value of capitalized software or inventory or deferred tax assets or writing off notes or accounts receivable except in the ordinary course of business consistent with past practice; or (iv) any other action or event that would have required the consent of the Company pursuant to SECTION 6.2 had such action or event occurred after the date of this Agreement.

(l) Brokers and Finders. Neither Parent nor any of its Subsidiaries has employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

(m) S-4 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement will (i) in the case of the S-4 Registration Statement, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement, at the time of the Company Stockholders Meeting and Parent Stockholders Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its Subsidiaries, or any of their respective affiliates, officers and directors should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4 Registration Statement, Parent shall promptly inform the Company so that such event may be so described and such amendment or supplement promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company and Parent, if necessary. The S-4 Registration Statement will (with respect to Parent (on a consolidated basis) and Merger Sub) comply as to form in all material respects with the requirements of the Securities Act. The Proxy Statement will (with respect to Parent (on a consolidated basis) and Merger Sub) comply as to form with the requirements of the Exchange Act. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by, or related to, the Company or any of its affiliates or advisors, which is contained in any of the foregoing, documents.

(n) Taxes.

(i) Parent and each of its Subsidiaries have timely filed (after taking into account any extensions to file) all material federal, state, local and foreign Returns required by applicable Tax law to be filed by Parent and each of its Subsidiaries. All such Returns are true and correct in all material respects and have been completed in accordance with applicable law. All Taxes owed by Parent or any of its Subsidiaries have been paid other than Taxes that in an aggregate amount would not be material to (i) Parent and its Subsidiaries, taken as a whole or (ii) Parent's software business or management hosting business. Other than any reserve for deferred Taxes established to reflect timing differences between book and Tax treatment, Parent has made accruals for Taxes on the Parent Financial Statements that are adequate to cover any Tax liability of Parent and each of its Subsidiaries determined in accordance with GAAP through the date of the most recent Parent Financial Statements, other than accruals for Taxes in an aggregate amount that would not be material to (i) Parent and its Subsidiaries, taken as a whole or (ii) Parent's software business or management hosting business, and has not incurred any Tax liability since the date of the most recent Parent Financial Statements other than in the ordinary course of business. To Parent's Knowledge, there is no reasonable basis for the assertion of any claims for Taxes that if adversely determined would be material, either individually or in the aggregate, to (i) Parent and its Subsidiaries, taken as a whole, or (ii) Parent's software business or managed hosting business.

(ii) Parent and each of its Subsidiaries have withheld with respect to its employees, creditors, independent contractors, stockholders or other parties all Taxes required to be withheld and has timely paid over such Taxes to the appropriate Governmental Authority.

(iii) There is no Tax deficiency outstanding, assessed, or to Parent's Knowledge, proposed against Parent or any of its Subsidiaries other than Tax deficiencies (A) that are not material to (x) Parent and its Subsidiaries, taken as a whole and (y) Parent's software business and management hosting business or
(B) with recent to which a reserve has been established in the Parent Financial Statement for the period ending December 31, 2001. Neither Parent nor any of its Subsidiaries has executed or requested any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is still in effect. There are no liens for Taxes on the assets of Parent or of any of its Subsidiaries other than with respect to Taxes not yet due and payable.

(iv) To Parent's Knowledge, no claim has ever been made by a Governmental Entity in a jurisdiction where any of Parent and its Subsidiaries do not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(v) No Tax audit or other examination of Parent or any of its Subsidiaries is presently in progress, nor has Parent or any of its Subsidiaries been notified either in writing or orally of any request for any such Tax audit or other examination.

(vi) Neither Parent nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Parent.

(vii) Neither Parent nor any of its Subsidiaries is a party to (A) any agreement with a party other than Parent or any of its Subsidiaries providing for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Return which Return includes or included the Parent or any Subsidiary or (B) any Parent Significant Tax Agreement other than any Parent Significant Tax Agreement described in (A).

(viii) Except for the group of which Parent and its Subsidiaries are now presently members, neither the Parent nor any of its Subsidiaries has ever been a member of an "affiliated group" of corporations within the meaning of Section 1504 of the Code. None of Parent or any of its Subsidiaries has any liability for the Taxes of any person (other than the Parent or any of its Subsidiaries) under Treasury Regulationss. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. There is no excess loss account, deferred intercompany gain or loss, or intercompany items as such terms are defined in the regulations promulgated under the Code, that exist with respect to Parent or any of its Subsidiaries.

(ix) Neither Parent nor any of its Subsidiaries is a party to any joint venture, partnership or, to Parent's Knowledge, any other arrangement or contract that could be treated as a partnership for federal income tax purposes.

(x) None of Parent or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
(A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); or (B) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date.

(xi) There are no outstanding rulings of, or requests for rulings with any Tax authority expressly addressed to Parent or its Subsidiaries that are, or if issued would be, binding on Parent or any of its Subsidiaries.

(xii) In the past five (5) years, none of Parent or its Subsidiaries has distributed a corporation in a transaction that is reported to qualify under Section 355 of the Code, or been distributed in a transaction that is reported to qualify under Section 355 of the Code.

(o) Employee Benefits.

(i) For purposes hereof, the term "PARENT SCHEDULED PLANS" means each "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA), material personnel or payroll policy or material fringe benefit, severance agreement or plan or any pension benefit plan, excess benefit plan, bonus, stock option, stock purchase or other incentive plan, tuition reimbursement, automobile use, club membership, parental or family leave, top hat plan or deferred compensation plan, salary reduction agreement, change-of-control agreement, employment agreement, indemnification agreement, retainer agreement, or any other material benefit plan, policy, program, arrangement, agreement or contract, whether or not written or terminated, with respect to any employee, former employee, director, independent contractor, or any beneficiary or dependent thereof currently maintained, sponsored, adopted or administered by Parent or any Subsidiary or any current or former Parent Plan Affiliate or to which Parent or any current or former Parent Plan Affiliate has made contributions to, obligated itself or has any liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted) with respect thereto. A "PARENT PLAN AFFILIATE" is each entity that is, or has ever been, treated as a single employer with Parent pursuant to
Section 4001 of ERISA or Section 414 of the Code. Parent has provided or made available to the Company or its counsel current copies of all employee manuals of Parent and its Subsidiaries that include personnel policies applicable to any of their respective employees.

(ii) Parent has made available to the Company or its counsel a complete and accurate copy of each written Parent Scheduled Plan, together with, if applicable, a copy of audited financial statements, actuarial reports and Form 5500 Annual Reports (including required schedules), if any, for the three (3) most recent plan years, the most recent IRS determination letter or IRS recognition of exemption; each other material letter, ruling or notice issued by a governmental body with respect to each such plan, a copy of each trust agreement, insurance contract or other funding vehicle, if any, with respect to each such plan, the current summary plan description and summary of material modifications thereto with respect to each such plan and Form 5310. SECTION 5.1(o) of the Parent Disclosure Schedule contains a description of the material terms of any material unwritten Parent Scheduled Plan as currently in effect as of the date hereof.

(iii) To Parent's Knowledge as of the date hereof, each Parent Scheduled Plan
(1) has been in material compliance in form and in operation with the material, applicable requirements of ERISA and the Code, and any other material legal requirements; and (2) has been and is operated and administered in compliance with its terms (except as otherwise required by law). Each Parent Scheduled Plan which is intended to be qualified under Section 401(a) of the Code has received, or has remaining a period of time to comply for a favorable determination letter or other recognition of exemption from the Internal Revenue Service on which Parent can rely.

(iv) With respect to each Parent Scheduled Plan, there are no claims or other proceedings pending or, to the Knowledge of Parent, threatened with respect to the assets thereof (other than routine claims for benefits).

(v) None of the Parent or any current or former Parent Plan Affiliate has at any time participated in, made contributions to or had any other liability, including contingent liability, with respect to any Parent Scheduled Plan which is a "multi-employer plan" as defined in Section 4001 of ERISA, a "multi-employer plan" within the meaning of Section 3(37) of ERISA, a "multiple employer plan" within the meaning of Section 413(c) of the Code, a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA or a plan that is subject to Title IV of ERISA.

(vi) No Parent Scheduled Plan provides, or reflects or represents any liability to provide retiree health coverage to any person for any reason, except as may be required by COBRA or applicable state insurance laws, and neither Parent nor any Parent Plan Affiliate has any liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due to asserted or unasserted) to any current or former employee, or director (either individually or as a group) to provide retiree health coverage, except to the extent required by applicable continuation coverage statutes, laws or ordinances.

(vii) With respect to any Parent Scheduled Plan which is a welfare plan as defined in Section 3(1) of ERISA, there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject Parent or any Parent Plan Affiliate to a tax under Code Section 4976(a).

(viii) Other than by reason of actions taken following the Closing, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (1) entitle any current or former employee of Parent to a material amount of (i) severance pay, (ii) unemployment compensation or (iii) any other payment, (2) accelerate the time of payment or vesting of any payment (other than for a terminated or frozen tax-qualified plan, pursuant to a requirement herein to freeze or terminate such plan), cause the forgiveness of any indebtedness, or increase the amount of any compensation due to any such employee or former employee or (3) give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(p) Parent Intangible Property.

(i) Parent and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, sell or license, as applicable, all Proprietary Rights (excluding in each case Proprietary Rights in Commercial Software) used, sold, distributed or licensed in or as a part of the business of the Parent or its Subsidiaries as currently conducted (the "PARENT PROPRIETARY RIGHTS").

(ii) Except for Commercial Software and Parent Embedded Products for which Parent has valid licenses which are adequate for the conduct of Parent's business as conducted as of the date hereof, Parent or one of its Subsidiaries either (1) is the sole and exclusive owner of the Parent Proprietary Rights (free and clear of any Encumbrances), and has sole and exclusive rights therein; or (2) has a valid, effective written license for the use and/or distribution of the material covered thereby in connection with the services and/or products in respect of which such Parent Proprietary Rights are currently being used including without limitation any licenses with other Subsidiaries that are necessary or appropriate therefor.

(iii) To Parent's Knowledge, Parent and its Subsidiaries have not infringed or otherwise violated any Proprietary Rights of any third Persons and none of the products or services marketed, developed or sold by Parent or its Subsidiaries infringes or otherwise violates any Proprietary Rights of any third Persons.

(iv) No actions, suits, claims, investigations or proceedings with respect to the Parent Proprietary Rights are pending or, to the Knowledge of the Parent, threatened by any Person (A) alleging that the manufacture, sale, licensing, distributing or use of any product or service of Parent or its Subsidiaries as now manufactured, sold, licensed, distributed or used by the Parent and its Subsidiaries infringes or otherwise violates any Proprietary Rights of any third Persons or (B) challenging the ownership by the Parent, validity or effectiveness of any such Parent Proprietary Rights.

(v) Parent has taken reasonable security measures to safeguard and maintain its rights in the trade secrets included in Parent Proprietary Rights. To Parent's Knowledge, Parent or any Subsidiary trade secrets and all copies of the source code to Parent Software are physically in the control of an escrow agent or Parent at Parent's facilities. All officers, employees, contractors and consultants of Parent or its Subsidiaries who have access to proprietary information have executed and delivered to Parent an agreement regarding the protection of proprietary information. All officers, employees, contractors and consultants of Parent or its Subsidiaries have executed and delivered to Parent an agreement regarding the assignment to or ownership by Parent of all Parent Proprietary Rights arising from the services performed for Parent by such Persons. To the Knowledge of Parent, no current or prior officers, employees or consultants of Parent claim, and Parent is not aware of any reasonable grounds to assert a claim to, any ownership interest in any Parent Proprietary Right as a result of any services performed for Parent or its Subsidiaries, including, but not limited to, involvement in the development of any property embodying any Parent Proprietary Rights, while employed by or consulting to Parent or otherwise.

(vi) All authors of the software, programs and applications included in Parent Proprietary Rights, other than Parent Embedded Products (the "PARENT SOFTWARE") and any other Person who participated in the development of Parent Software or any portion thereof (such authors and other persons or entities are collectively referred to as the "PARENT SOFTWARE AUTHORS") made his or her contribution to Parent Software (a) within the scope of employment with Parent or any Subsidiary, as a "work made for hire", or (b) as a consultant who assigned all rights to such Parent Software to Parent or any Subsidiary.

(vii) For the purpose of this SECTION 5.1(P), the following terms have the following definitions: (A) the term "COMMERCIAL SOFTWARE" means packaged commercially available software programs generally available to the public which have been licensed to Parent or a Subsidiary pursuant to end-user licenses that permit the use of such programs without a right to modify, distribute or sublicense the same; (B) the term "PARENT EMBEDDED PRODUCTS" means third-party software incorporated in any existing product or service of Parent or a Subsidiary; and (C) the term "PROPRIETARY RIGHTS" means (1) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof), patent disclosures and rights in inventions (whether patentable or unpatentable), (2) trademarks, service marks, trade dress, trade names, rights in Internet domain names and corporate names, registrations and applications for registration thereof, and all goodwill symbolized by and associated therewith, (3) copyrights and registrations and applications for registration thereof, (4) rights in computer software, data and documentation (in both source code and object code form) (including Parent Embedded Products), (5) rights in trade secrets and other confidential and proprietary information, catalogs, product designs, specifications, business plans, processes, formulae, methods, schematics, know-how, sales data, marketing data, lists of customers, suppliers and potential customers and suppliers and copyrightable works, (6) other confidential and proprietary intellectual property rights, and (7) all renewals, extensions, revivals and resuscitations thereof.

(q) Agreements, Contracts and Commitments; Material Contracts.

(i) Neither Parent nor any of its Subsidiaries is a party to or is bound by:

(1) any contract relating to the borrowing of money or the guaranty of another Person's borrowing of money other than (A) indebtedness arising in connection with trade payables incurred in the ordinary course of business consistent with past practice or (B) as reflected on the most recent Parent Financial Statements;

(2) any purchase requirement contract or other similar agreement with obligations due on or before September 30, 2002, which obligations, individually, are greater than or equal to $1,000,000.

(3) any contract for capital expenditures in excess of $1,000,000;

(4) any agreement, contract or commitment currently in force relating to the disposition or acquisition of material assets not in the ordinary course of business;

(5) any agreement of indemnification or guaranty by the Parent or any of its Subsidiaries (excluding those agreements required to be disclosed pursuant to (1) above) other than indemnification agreements between Parent or any of its Subsidiaries and any of its officers or directors in standard forms previously provided to the Company or its counsel;

(6) any agreement, contract or commitment containing any covenant limiting the freedom of the Parent or any of its Subsidiaries to engage in any line of business or conduct business in any geographical area, compete with any person or granting any exclusive distribution rights or materially limiting Parent's use or exploitation of the Parent Proprietary Rights;

(7) any agreement, contract or commitment for the purchase of any ownership interest in any corporation, partnership, joint venture or other business enterprise; or

(8) any joint venture, partnership, and other contract involving a sharing of profits or losses by the Parent or any of its Subsidiaries with any other Person.

(ii) A true, accurate and complete copy (including all material amendments thereto) of each agreement, contract, obligation, promise or undertaking set forth in SECTION 5.1(Q) of the Parent Disclosure Schedule and to which the Parent or any Subsidiary is a party or by which Parent or any Subsidiary or their respective assets is or may become bound (a "PARENT CONTRACT"), or a summary of each oral contract, has been made available to the Company or its counsel. Each Parent Contract is in full force and effect as to Parent or any Subsidiary and to Parent's or Subsidiaries' Knowledge as to the other contracting parties. No condition exists or event has occurred that, (whether with or without notice or lapse of time or both, or the happening or occurrence of any other event) would constitute a default by Parent or a Subsidiary of Parent or, to the Knowledge of Parent, any other party thereto under, or result in a right to terminate, any Parent Contract, except as could not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Parent.

(r) Unlawful Payments and Contributions. To the Knowledge of Parent, neither Parent, any Subsidiary of Parent nor any of their respective directors, officers, employees or agents has, with respect to the businesses of Parent or its Subsidiaries, (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity;
(ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person or entity.

(s) Environmental Matters. (i) Parent and its Subsidiaries and the operations, assets and properties thereof are in material compliance with all Environmental Laws; (ii) there are no judicial or administrative actions, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened against Parent or any Subsidiary of the Parent alleging the violation of any Environmental Law and neither the Parent nor any Subsidiary of the Parent has received written notice from any governmental body or Person alleging any violation of or liability under any Environmental Laws, in either case which could reasonably be expected to result in a Material Adverse Effect on the Parent; (iii) to the Knowledge of Parent, there are no facts or circumstances which could result in any environmental liability which could reasonably be expected to result in a Material Adverse Effect on Parent; (iv) neither the Parent nor any of its Subsidiaries has ever generated, transported, treated, stored, handled or disposed of any Hazardous Material in a manner which, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on the Parent; (v) except in compliance with Environmental Laws and in a manner that could not reasonably be expected to subject the Parent or any Subsidiary to material liability, to the Knowledge of the Parent, no Hazardous Materials are present on, in, at or under any real property currently owned or leased by the Parent or any of its Subsidiaries or were present on, in, at or under any other real property at the time it ceased to be owned or leased by the Parent or any of its Subsidiaries (including without limitation, containment by means of any underground or aboveground storage tank); (vi) except as set forth in section 5.1(s) of the Parent Disclosure Schedule, to the Knowledge of Parent, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned or leased by the Parent or any of its Subsidiaries or as a consequence of the acts of the Parents, its Subsidiaries, or their agents. For the purpose of this SECTION 5.1(S) the following terms have the following definitions: (X) "ENVIRONMENTAL LAWS" means any applicable federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement relating to the environment, natural resources, or public or employee health and safety as amended to date; and (Y) "HAZARDOUS MATERIAL" means any substance, material or waste regulated by federal, state or local government, including, without limitation, any substance, material or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "toxic waste" or "toxic substance" under any provision of Environmental Law and including but not limited to petroleum and petroleum products, other than substances contained in janitorial supplies or office products.

(t) Title to Properties; Liens; Condition of Properties. Parent and its Subsidiaries have good title to, or a valid leasehold interest in, the real and personal property, shown on the most recent Parent Financial Statements or acquired after the date thereof. None of the property owned, leased or used by Parent or any of its Subsidiaries is subject to any mortgage, pledge, deed of trust, lien, conditional sale agreement, security title, encumbrance, or other adverse claim or interest of any kind (other than any of the foregoing with respect to (i) taxes not yet due and payable, (ii) matters which do not materially and adversely affect the use, value or operation of such property, and (iii) liens or encumbrances against any landlord's or owner's interest in any leased property). Since December 31, 2001, there has not been any sale, lease, or any other disposition or distribution by Parent or any of its Subsidiaries of any of its assets or properties material to Parent and its Subsidiaries, taken as a whole, except transactions in the ordinary course of business consistent with past practices.

(u) Insurance. All insurance policies (including "self-insurance" programs) now maintained by Parent or any Subsidiary (the "PARENT INSURANCE POLICIES") are in full force and effect as to Parent or its Subsidiaries, neither Parent nor any Subsidiary is in default under any of the Parent Insurance Policies, and no claim for coverage under any of the Parent Insurance Policies has been denied. Parent has not received any written notice of cancellation or intent to cancel or increase or intent to increase premiums with respect to such insurance policies nor, to the Knowledge of Parent, is there any reasonable basis for any such action.

(v) Labor and Employee Relations.

(i) None of the employees of Parent or any of its Subsidiaries is represented in his or her capacity as an employee of such company by any labor organization; neither Parent nor any of its Subsidiaries has recognized any labor organization nor has any labor organization been elected as the collective bargaining agent of any of their employees, nor has Parent or any of its Subsidiaries signed any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any of their employees; and to the Knowledge of Parent, there is no active or current union organization activity involving the employees of Parent or any Subsidiary, nor has there ever been union representation involving employees of Parent or any of its Subsidiaries.

(ii) Parent and each Subsidiary have made available to the Company or its counsel a description of all written employment policies under which the Parent or any of its Subsidiaries currently operates.

(iii) To Parent's Knowledge, Parent and each of its Subsidiaries is in compliance with all Federal, foreign (as applicable), state, or other applicable laws regarding employment practices, including laws relating to workers' safety, sexual harassment or discrimination, except where the failure to so be in compliance, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

(iv) To the Knowledge of Parent, no employee who is one of the twenty (20) most highly compensated employees of Parent and its Subsidiaries, including base salary but excluding commissions and bonuses based on 2001 base salary, has any plans to terminate his or her employment with Parent or any of its Subsidiaries.

(w) Transactions with Affiliates. Since the date of Parent's last proxy statement to its stockholders filed pursuant to Section 14 of the Exchange Act (and the rules and regulations thereunder) for the sole purpose of convening Parent's annual meeting of stockholders, no event or transaction has occurred that would be required to be reported by the Parent pursuant to Item 404 of Regulation S -K promulgated by the SEC.

(x) Permits. Parent and each of its Subsidiaries hold all licenses, permits, registrations, orders, authorizations, approvals and franchises that are required to permit it to conduct its businesses as presently conducted, except where the failure to hold such licenses, permits, registrations, orders, authorizations, approvals or franchises could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent. All such licenses, permits, registrations, orders, authorizations, approvals and franchises are now, and will be immediately after the Effective Time, valid and in full force and effect, except where the failure to be valid and in full force and effect or to have the benefit of any such license, permit, registration, order, authorization, approval or franchise could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received any written notification of any asserted present failure (or past and unremedied failure) by it to have obtained any such license, permit, registration, order, authorization, approval or franchise, except where such failure could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on Parent.

(y) Investment Company Act. Neither Parent nor any of its Subsidiaries (when taken together as a whole) has been or currently is an "investment company" within the meaning of that term as used in the Investment Company Act of 1940, as amended.

(z) Board Recommendation. The Board of Directors of Parent, at a meeting duly called and held on April 4, 2002, has approved this Agreement and (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together are fair to and in the best interests of Parent and the stockholders of Parent and declared the Merger to be advisable; (ii) approved this Agreement; and (iii) resolved to recommend that the stockholders of Parent approve the issuance of Parent Shares in connection with the Merger and the transactions contemplated hereby.

(aa) Tax Treatment. Neither Parent nor any of its affiliates has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

(bb) Opinion of Parent Financial Advisor. Parent has received the opinion of US Bancorp Piper Jaffray, dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid in the Merger by Parent is fair to Parent from a financial point of view, a signed copy of which opinion has been delivered to the Company, and such opinion has not been amended, modified or revoked in a manner adverse to the Company. Parent has been authorized by US Bancorp Piper Jaffray to permit the inclusion of such fairness opinion (and, subject to prior review and consent by US Bancorp Piper Jaffray, a reference thereto) in the Proxy Statement.

(cc) Parent Rights Agreement. Parent has made available to Company or its counsel a complete and correct copy of the Parent Rights Agreement, including all exhibits and amendments thereto. Parent has taken, and as soon as practicable after the date hereof, Parent will use commercial reasonable efforts to cause the Parent Rights Agent to take, all actions reasonably necessary or appropriate to amend the Rights Agreement to ensure that the execution of this Agreement, the Merger and the other transactions contemplated in this Agreement will not cause (i) Company or any of its Affiliates to be considered an Acquiring Person (as defined in the Parent Rights Agreement), (ii) the occurrence of the Distribution Date or Stock Acquisition Date (each as defined in the Parent Rights Agreement) or (iii) the separation of the Parent Rights from the underlying Parent Shares, and will not give the holders thereof the right to acquire securities of any party thereto.

(dd) Change of Control. No change-of-control or other similar provision of any agreement to which Parent or any Subsidiary is a party (i) has been triggered by prior issuances of Parent Common Stock or (ii) will be triggered by the transactions contemplated by this Agreement.

(ee) Future Operations. The operation of the business of Parent or any of its Subsidiaries (individually or taken as a whole) as currently conducted or as proposed to be conducted do not and will not violate the Consulting and Non-Compete Agreements by and between Computer Associates and (i) Andrew Filipkowski, (ii) Michael Cullinane or (iii) Paul Humanansky.

(ff) WARN Obligation. All reductions in force performed by the Parent or any Subsidiary (individually or taken as a whole) have been in compliance with the Worker Adjustment Retraining and Notification Act.

5.2 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Parent and Merger Sub that the statements contained in this
SECTION 5.2 are true and correct, except to the extent (i) set forth on the disclosure schedule delivered contemporaneously with this Agreement by Parent to the Company (the "COMPANY DISCLOSURE SCHEDULE"), which statements shall be deemed to be representations and warranties as if made hereunder, or (ii) set forth in Company's SEC Reports (as defined herein) filed as of the date hereof. The Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the lettered and numbered paragraphs contained in this SECTION 5.2, and the disclosure in any paragraph shall qualify any paragraph in this
SECTION 5.2 and other paragraphs or sections to which it is reasonably apparent (from a plain reading of the disclosure) that such disclosure relates.

(a) Corporate Organization and Qualification. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and is qualified and in good standing as a foreign corporation in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it require such qualification, except where the failure to be so qualified or in good standing as a foreign corporation could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. Each of the Company and its Subsidiaries has all requisite power and authority (corporate or otherwise) to own its properties and to carry on its business as it is now being conducted. Set forth in SECTION 5.2(a) of the Company Disclosure Schedule is a listing of each of the Subsidiaries of the Company, the jurisdiction of formation of each such subsidiary, and a listing of the foreign jurisdictions in which each such Subsidiary is qualified. The Company has heretofore delivered or made available to Parent complete and correct copies of its certificate of incorporation and bylaws and the charter documents of its Subsidiaries, each as amended as of the date hereof.

(b) Capitalization.

(i) The authorized capital stock of the Company consists of (A) 200,000,000 shares of common stock, par value $0.001 per share, of which 48,997,092 shares were issued and outstanding on April 2, 2002, and (B) 5,000,000 shares of preferred stock, par value $0.001 per share, 1,000,000 of which have been designated Series A Participating Preferred Stock for issuance in connection with the Company Rights. No shares of preferred stock are issued and outstanding on the date hereof. All of the outstanding shares of capital stock of the Company and its Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company or a direct or indirect wholly-owned Subsidiary of the Company, free and clear of all Encumbrances of any nature.

(ii) The Company has no outstanding stock appreciation rights, phantom stock or similar rights. As of the date of this Agreement, except for (A) the Company Rights and (B) options to purchase 316,792 Company Shares issued pursuant to the Company's 1996 Option Plan, options to purchase 7,196,116 Company Shares issued pursuant to the Company's 1999 Option Plan and 254,900 Company Shares reserved for issuance pursuant to the Company's 1999 Employee Stock Purchase Plan ("COMPANY ESPP" and collectively with the Company's 1996 Stock Option and 1999 Stock Option Plan the "COMPANY OPTION PLANS"), there are no outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Company or any of its Subsidiaries is a party to, or may be bound by, allowing it or requiring it to issue, transfer, grant, sell, purchase, redeem or acquire any shares of capital stock or any of its securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of its Subsidiaries (the "COMPANY EQUIVALENTS"). Set forth in SECTION 5.2(b)(ii) of the Company Disclosure Schedule is a list, as of April 1, 2002, of the outstanding Company Options, the name of the holder of such option, the plan or agreement pursuant to which such option was issued, the exercise price of such option, the number of shares as to which such option will have vested at such date and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement and the extent of acceleration, if any, and any adjustments to such options resulting from the consummation of the transactions contemplated by this Agreement. Pursuant to the Company Option Plans and the Company Equivalents, the Company has reserved for issuance a sufficient number of Company Shares for delivery upon exercise of the Company Options or Company Equivalents and all of the Company Shares to be issued upon exercise of the Company Options have been registered under the Securities Act pursuant to a registration statement on Form S-8, which registration statement has been declared and remains effective. Since December 31, 2001, no Company Options or Company Equivalents have been issued (except as to Company Options issued in the ordinary course of business), accelerated or had their terms materially modified.

(iii) Except as contemplated by this Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or to which it is bound relating to the voting of any shares of the capital stock of the Company.

(iv) There are no existing rights with respect to the registration of Company Shares under the Securities Act, including, but not limited to, demand rights or piggy-back registration rights.

(c) Listings. The Company's securities are not listed, or quoted, for trading on any U.S. domestic or foreign securities exchange or quotation service, other than the NNM.

(d) Authority Relative to this Agreement. The Board of Directors of the Company has approved this Agreement and declared the Merger and the transactions contemplated hereby advisable, and the Company has the requisite corporate power and authority to approve, authorize, execute and deliver this Agreement and, upon adoption of this Agreement by the stockholders of the Company, to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement and the Merger by the stockholders of the Company in accordance with the DGCL. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

(e) Present Compliance with Obligations and Laws. Neither the Company nor any of its Subsidiaries is: (i) in violation of its certificate of incorporation, or bylaws or similar charter documents;

(ii) in default in the performance of any obligation, agreement or condition of any debt instrument which (with or without the passage of time or the giving of notice, or both) affords to any Person the right to (A) accelerate any indebtedness, (B) place an Encumbrance upon any of the material assets of the Company or any Subsidiary, (C) terminate any material right existing under any such obligation, agreement condition or debt instrument, or (D) seize or sell (through any means) any of the material assets of the Company or any of its Subsidiaries ;

(iii) in default under or breach of (with or without the passage of time or the giving of notice, or both) any other contract to which it is a party or by which it or its assets are bound; or (iv) in violation of any law, regulation, administrative order or judicial order, decree or judgment (domestic or foreign) (other than laws related to employment matters) applicable to it or its business or assets, except where any violation, default or breach under items (ii),
(iii), or (iv) could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

(f) Consents and Approvals; No Violation. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of its certificate of incorporation or bylaws of the Company or any of its Subsidiaries; (ii) require any consent, approval, authorization or permit of, or registration or filing with or notification to, any governmental or regulatory authority, in each case, by or on behalf of the Company or any of its Subsidiaries, except (A) in connection with the applicable requirements, if any, of the HSR Act, (B) pursuant to the applicable requirements of the Securities Act, the Exchange Act and the NNM, (C) the filing of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company is authorized to do business, (D) as may be required by any applicable state securities laws, (E) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the antitrust or competition laws of any foreign country or (F) where the failure to obtain such consent, approval, authorization or permit, or to make such registration, filing or notification, could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, or adversely affect the ability of the Company to consummate the transactions contemplated hereby; (iii) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or lien or other charge or encumbrance) under any of the terms, conditions or provisions of any indenture, note, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of their assets may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company, or adversely affect the ability of the Company to consummate the transactions contemplated hereby;
(iv) cause the suspension or revocation of any authorizations, consents, approvals or licenses currently in effect which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company, or (v) assuming the consents, approvals, authorizations or permits and registrations, filings or notifications referred to in SECTION 5.2(f)(ii) are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or to any of their respective assets, except for violations which could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company, or adversely affect the ability of the Company to consummate the transactions contemplated hereby.

(g) Litigation. There are no actions, suits, claims, investigations or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, (i) could reasonably be expected to have a Material Adverse Effect on the Company, or (ii) materially and adversely affect the Company's ability to consummate the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which (A) has or may have the effect of prohibiting or impairing any business practice of the Company or any of its Subsidiaries, any acquisition of property (tangible or intangible) by the Company or any of its Subsidiaries, the conduct of the business by the Company or any of its Subsidiaries, or Company's ability to perform its obligations under this Agreement or (B), individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on the Company. SECTION 5.2(g) of the Company Disclosure Schedule lists each action, suit, claim, investigation or proceeding of which (i) the Company has Knowledge and (ii) is for an amount greater than $50,000.

(h) SEC Reports; Financial Statements.

(i) Except for documents related to the transactions contemplated hereby, the Company has filed all forms, reports and documents and all amendments thereto with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder in effect as of the time of such filing or amendment, all of which when filed complied as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act (collectively, the "COMPANY SEC REPORTS") and all of which are available through EDGAR. None of the Company SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed (or if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC.

(ii) When filed with the SEC, the consolidated balance sheets and the related consolidated statements of income, stockholders' equity (deficit) and cash flow (including the related notes thereto) of the Company included in the Company SEC Reports (collectively, the "COMPANY FINANCIAL STATEMENTS") complied as to form in all material respects with GAAP and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis throughout, or for, the periods set forth therein (except in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and presented fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flow for the periods presented therein, except that the unaudited interim financial statements do not include footnote disclosure of the type associated with audited financial statements and were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount, type or effect.

(iii) Since December 31, 2001, there has not been any material change, by the Company or any of its Subsidiaries in accounting principles, methods or policies, except as required by GAAP. There are no material amendments or modifications to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act, which have not been filed with the SEC but which are required to be filed.

(i) No Liabilities. Neither the Company nor any of its Subsidiaries has any indebtedness, obligations or liabilities of any kind (whether accrued, absolute, or contingent, and whether due or to become due or asserted or unasserted), and, to the Knowledge of the Company, there is no reasonable basis for the assertion of any claim with respect to any indebtedness, obligation or liability of any nature against the Company or any of its Subsidiaries, except for indebtedness, obligations and liabilities (i) which are fully reflected in, adequately reserved against or otherwise described in the most recent Company Financial Statements, (ii) which have been incurred after the most recent Company Financial Statements in the ordinary course of business consistent with past practice, (iii) which are obligations to perform under executory contracts in the ordinary course of business (none of which is a liability resulting from a breach of contract or warranty, tort, infringement or legal action) or (iv) except as otherwise required to be disclosed pursuant to (i)-(iii) above which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company.

(j) Absence of Certain Changes of Events. Except for actions expressly contemplated by this Agreement, since December 31, 2001, the Company and each Subsidiary has conducted its business only in the ordinary course and, since such date, there has not been (i) any Material Adverse Effect on the Company;
(ii) any damage, destruction or loss of assets of the Company or any of its Subsidiaries (whether or not covered by insurance) that has had or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (iii) any material revaluation by the Company or any of its Subsidiaries of any of its assets, including, without limitation, writing down the value of capitalized software or inventory or deferred tax assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice; or (iv) or other action or event that would have required the consent of Parent pursuant to SECTION 6.1 had such action or event occurred after the date of this Agreement.

(k) Brokers and Finders. Except for the fees and expenses payable to Robertson Stephens, Inc., which fees and expenses are determined pursuant to its agreement with the Company, dated December 7, 2001, neither the Company nor any of its Subsidiaries has employed any investment banker, broker, finder, consultant or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder's or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

(l) S-4 Registration Statement and Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the S-4 Registration Statement or the Proxy Statement will in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement, at the time of the Company Stockholders Meeting and Parent Stockholders Meeting, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its Subsidiaries, or any of their respective affiliates, officers and directors should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly inform Parent, so that such event may be so described and such amendment or supplement promptly filed with the SEC and, as required by law, disseminated to the stockholders of the Company and Parent, if necessary. The Proxy Statement will (with respect to the Company and its Subsidiaries) comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by, or related to, Parent or Merger Sub or any of their affiliates or advisors which is contained in any of the foregoing documents.

(m) Taxes.

(i) The Company and each of its Subsidiaries have timely filed (after taking into account any extensions to file) all material federal, state, local and foreign Returns required by applicable Tax law to be filed by the Company and each of its Subsidiaries. All such Returns are true and correct in all material respects and have been completed in accordance with applicable law. All Taxes owed by the Company or any of its Subsidiaries have been paid other than Taxes in an aggregate amount that would not be material to Company and its Subsidiaries, taken as a whole. Other than any reserve for deferred Taxes established to reflect timing differences between book and Tax treatment, the Company has made accruals for Taxes on the Company Financial Statements which are adequate to cover any Tax liability of the Company and each of its Subsidiaries determined in accordance with GAAP through the date of the most recent of Company Financial Statements other than accruals for Taxes in an aggregate amount that would not be material to Company and its Subsidiaries, taken as a whole, and has not incurred any Tax liability since the date of the most recent Company Financial Statements other than in the ordinary course of business. To the Company's Knowledge, there is no reasonable basis for the assertion of any claims for Taxes that if adversely determined would be material, either individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole.

(ii) The Company and each of its Subsidiaries have withheld with respect to its employees, creditors, independent contractors, stockholders or other parties all Taxes required to be withheld and has timely paid over such Taxes to the appropriate Governmental Authority.

(iii) There is no Tax deficiency outstanding, assessed, or to the Company's Knowledge, proposed against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has executed or requested any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax that is still in effect. There are no liens for Taxes on the assets of Company or of any of its Subsidiaries other than with respect to Taxes not yet due and payable.

(iv) To the Company's Knowledge, no claim has ever been made by a Governmental Entity in a jurisdiction where any of the Company or its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(v) No Tax audit or other examination of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified either in writing or orally of any request for any such Tax audit or other examination.

(vi) Neither the Company nor any of its Subsidiaries has filed any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

(vii) Neither the Company nor any of its Subsidiaries is a party to (A) any agreement with a party other than the Company or any of its Subsidiaries providing for the allocation or payment of Tax liabilities or payment for Tax benefits with respect to a consolidated, combined or unitary Return which Return includes or included the Company or any Subsidiary or (B) any Company Significant Tax Agreement other than any Company Significant Tax Agreement described in (A).

(viii) Except for the group of which the Company and its Subsidiaries are now presently members, neither the Company nor any of its Subsidiaries has ever been a member of an "affiliated group" of corporations within the meaning of Section 1504 of the Code. None of the Company or any of its Subsidiaries has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulationss. 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise. There is no excess loss account, deferred intercompany gain or loss, or intercompany items as such terms are defined in the regulations promulgated under the Code, that exist with respect to the Company or any of its Subsidiaries.

(ix) Neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or, to the Company's Knowledge, any other arrangement or contract, that could be treated as a partnership for federal income tax purposes.

(x) None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); or (B) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date.

(xi) There is no contract, agreement, plan or arrangement covering any individual or entity treated as an individual included in the business or assets of the Company or its Subsidiaries that, individually or collectively, could give rise to the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, by the Company, a Subsidiary, Merger Sub or Parent or any payment that would not be deductible by reason of Section 162(m) of the Code or similar provisions of Tax law.

(xii) Neither the Company nor any of its Subsidiaries is currently or has at any time been, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code. None of the Company or any of its Subsidiaries has or has ever had a permanent establishment in a foreign country.

(xiii) There are no outstanding rulings of, or requests for rulings with any Tax authority expressly addressed to the Company or its Subsidiaries that are, or if issued would be, binding on the Company or any of its Subsidiaries.

(xiv) In the past five (5) years, none of the Company or its Subsidiaries has distributed a corporation in a transaction that is reported to qualify under
Section 355 of the Code, or been distributed in a transaction that is reported to qualify under Section 355 of the Code.

(n) Employee Benefits.

(i) For purposes hereof, the term "COMPANY SCHEDULED PLANS" means each "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA), material personnel or payroll policy or material fringe benefit, severance agreement or plan or any pension benefit plan, excess benefit plan, bonus, stock option, stock purchase or other incentive plan, tuition reimbursement, automobile use, club membership, parental or family leave, top hat plan or deferred compensation plan, salary reduction agreement, change-of control agreement, employment agreement, indemnification agreement, retainer agreement, or any other material benefit plan, policy, program, arrangement, agreement or contract, whether or not written or terminated, with respect to any employee, former employee, director, independent contractor, or any beneficiary or dependent thereof currently maintained, sponsored, adopted or administered by the Company or any Subsidiary or any current or former Company Plan Affiliate or to which the Company or any current or former Parent Plan Affiliate has made contributions to, obligated itself or has any liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due or asserted or unasserted) with respect thereto. A "COMPANY PLAN AFFILIATE" is each entity that is, or has ever been, treated as a single employer with the Company pursuant to Section 4001 of ERISA or Section 414 of the Code. The Company has provided or made available to Parent or its counsel current copies of all employee manuals of the Company and its Subsidiaries that include personnel policies applicable to any of their respective employees.

(ii) The Company has made available to Parent or its counsel a complete and accurate copy of each written Company Scheduled Plan, together with, if applicable, a copy of audited financial statements, actuarial reports and Form 5500 Annual Reports (including required schedules), if any, for the three (3) most recent plan years, the most recent IRS determination letter or IRS recognition of exemption; each other material letter, ruling or notice issued by a governmental body with respect to each such plan, a copy of each trust agreement, insurance contract or other funding vehicle, if any, with respect to each such plan, the current summary plan description and summary of material modifications thereto with respect to each such plan and Form 5310. Section 5.2(m) of the Company Disclosure Schedule contains a description of the material terms of any material unwritten Company Scheduled Plan as currently in effect as of the date hereof.

(iii) To the Company's Knowledge, as of the date hereof, each Company Scheduled Plan (1) has been in material compliance in form and in operation with the material, applicable requirements of ERISA and the Code, and any other material legal requirements; and (2) has been and is operated and administered in compliance with its terms (except as otherwise required by law). Each Company Scheduled Plan which is intended to be qualified under Section 401(a) of the Code has received, or has remaining a period of time to apply for, a favorable determination letter or other recognition of exemption from the Internal Revenue Service on which the Company can rely.

(iv) With respect to each Company Scheduled Plan, there are no claims or other proceedings pending or, to the Knowledge of the Company, threatened with respect to the assets thereof (other than routine claims for benefits).

(v) To the Company's Knowledge, each Company Scheduled Plan (other than any stock option plan) may be amended, terminated, modified or otherwise revised by the Company or Parent, on and after the Closing, without further liability to the Company or Parent (other than ordinary administrative expenses or routine claims for benefit plans).

(vi) None of the Company or any current or former Company Plan Affiliate has at any time participated in, made contributions to or had any other liability, including contingent liability, with respect to any Company Scheduled Plan which is a "multi-employer plan" as defined in Section 4001 of ERISA, a "multi-employer plan" within the meaning of Section 3(37) of ERISA, a "multiple employer plan" within the meaning of Section 413(c) of the Code, a "multiple employer welfare arrangement" within the meaning of Section 3(40) of ERISA or a plan that is subject to Title IV of ERISA.

(vii) No Company Scheduled Plan provides, or reflects or represents any liability to provide retiree health coverage to any person for any reason, except as may be required by COBRA or applicable state insurance laws, and neither the Company nor any Company Plan Affiliate has any liability (whether accrued, absolute, contingent or otherwise, and whether due or to become due to asserted or unasserted) to any current or former employee, or director (either individually or as a group) to provide retiree health coverage, except to the extent required by applicable continuation coverage statutes, laws or ordinances.

(viii) With respect to any Company Scheduled Plan which is a welfare plan as defined in Section 3(1) of ERISA, there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject the Company or any Company Plan Affiliate to a tax under Code Section 4976(a).

(ix) Other than by reason of actions taken following the Closing, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (1) entitle any current or former employee of the Company to a material amount of (i) severance pay, (ii) unemployment compensation or (iii) any other payment, (2) accelerate the time of payment or vesting of any payment (other than for a terminated or frozen tax-qualified plan, pursuant to a requirement herein to freeze or terminate such plan), cause the forgiveness of any indebtedness, or increase the amount of any compensation due to any such employee or former employee or (3) give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

(x) The Company has not entered into any contract, agreement or arrangement covering any employee that gives rise to the payment of any amount that would not be deductible pursuant to the terms of Section 162(m) of the Code.

(o) Company Intangible Property.

(i) The Company and its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, sell or license, as applicable, all Proprietary Rights (excluding in each case Proprietary Rights in Commercial Software) used, sold, distributed or licensed in or as a part of the business of the Company or its Subsidiaries as currently conducted (the "COMPANY PROPRIETARY RIGHTS"). The Company has licenses for all copies of Commercial Software used in its business and the Company does not have any obligation to pay fees, royalties or other amounts pursuant to any such license at any time, and the Company is not in material breach of its obligation to do so as of the date hereof.

(ii) Except for Commercial Software and Company Embedded Products for which the Company has valid licenses which are adequate for the conduct of the Company's business as conducted as of the date hereof, the Company or one of its Subsidiaries either (1) is the sole and exclusive owner of the Company Proprietary Rights (free and clear of any Encumbrances), and has sole and exclusive rights therein; or (2) has a valid, effective written license for the use and/or distribution of the material covered thereby in connection with the services and/or products in respect of which such Company Proprietary Rights are currently being used. The Company is not contractually obligated to pay any royalties, fees or other amounts at any time to any third Person with respect to the use or distribution of any Company Proprietary Rights and the Company is not in material breach of its obligation to do so as of the date hereof. To Company's Knowledge, all current registrations of Company Proprietary Rights are in compliance, in all material respects, with formal legal requirements (including, but not limited to, the payment of filing, examination and maintenance fees) as of the date hereof and have not been and are not now involved in any interference or opposition preceding. To Company's Knowledge as of the date hereof, all products made, used, or sold under any patents included as Company Proprietary Rights have been marked with the proper patent notice.

(iii) To the Company's Knowledge, the Company and its Subsidiaries have not infringed or otherwise violated any Proprietary Rights of any third Persons and none of the products or services marketed or sold by Company or its Subsidiaries as of the date hereof infringes or otherwise violates any Proprietary Rights of any third Persons.

(iv) No actions, suits, claims, investigations or proceedings with respect to the Company Proprietary Rights are pending or, to the Knowledge of the Company, threatened by any Person, (A) alleging that the manufacture, sale, licensing, distributing or use of any product or service or any portion thereof of the Company or its Subsidiaries as manufactured, sold, licensed, distributed or used by the Company and its Subsidiaries infringes or otherwise violates any Proprietary Rights of any third Persons or (B) challenging the ownership by the Company, validity or effectiveness of any such Company Proprietary Rights.

(v) The Company has taken reasonable security measures to safeguard and maintain its rights in the trade secrets included in the Company Proprietary Rights. To the Company's Knowledge, the Company or any Subsidiary trade secrets and all copies of the source code to Company Software are physically in the control of an escrow agent or the Company at the Company's facilities. All officers, employees, contractors and consultants of the Company or its Subsidiaries who have access to proprietary information have executed and delivered to the Company an agreement regarding the protection of proprietary information. All officers, employees, contractors and consultants of the Company or its Subsidiaries have executed and delivered to the Company an agreement regarding the assignment to or ownership by the Company of all Company Proprietary Rights arising from the services performed for the Company by such Persons. To the Knowledge of the Company, no current or prior officers, employees or consultants of the Company claim, and the Company is not aware of any reasonable grounds to assert a claim to, any ownership interest in any Company Proprietary Right as a result of any services performed for the Company or its Subsidiaries including, but not limited to, involvement in the development of any property embodying any Company Proprietary Rights, while employed by or consulting to the Company or otherwise.

(vi) All authors of the software, programs and applications included in the Company Proprietary Rights, other than Company Embedded Products (the "COMPANY SOFTWARE") and any other Person who participated in the development of the Company Software or any portion thereof (such authors and other persons or entities are collectively referred to as the "COMPANY SOFTWARE AUTHORS") made his or her contribution to the Company Software (a) within the scope of employment with the Company or any Subsidiary, as a "work made for hire", or (b) as a consultant who assigned all rights to such Company Software to the Company or any Subsidiary.

(vii) For the purpose of this SECTION 5.1(o), the following terms have the following definitions: (A) the term "COMMERCIAL SOFTWARE" means packaged commercially available software programs generally available to the public which have been licensed to the Company or a Subsidiary pursuant to end-user licenses that permit the use of such programs without a right to modify, distribute or sublicense the same; (B) the term "COMPANY EMBEDDED PRODUCTS" means third party software incorporated in any existing product or service of the Company or a Subsidiary ; and (C) the term "PROPRIETARY RIGHTS" means (1) patents and patent applications (including all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof), patent disclosures and rights in inventions (whether patentable or unpatentable), (2) trademarks, service marks, trade dress, trade names, rights in Internet domain names and corporate names, registrations and applications for registration thereof, and all goodwill symbolized by and associated therewith, (3) copyrights and registrations and applications for registration thereof, (4) rights in computer software, data and documentation (in both source code and object code form) (including Company Embedded Products), (5) rights in trade secrets and other confidential and proprietary information, catalogs, product designs, specifications, business plans, processes, formulae, methods, schematics, know-how, sales data, marketing data, lists of customers, suppliers and potential customers and suppliers and copyrightable works, (6) other confidential and proprietary intellectual property rights, and (7) all renewals, extensions, revivals and resuscitations thereof.

(p) Agreements, Contracts and Commitments; Material Contracts.

(i) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by:

(1) any contract relating to the borrowing of money, the guaranty of another Person's borrowing of money, or the creation of an encumbrance or lien on the assets of the Company or any of its Subsidiaries and with outstanding obligations in excess of $5,000,000;

(2) any employment or consulting contract or commitment with any executive officer or member of the Company's Board of Directors or any other employee who is one of the five (5) most highly compensated employees, including base salary but excluding commissions and bonuses, based on 2001 base salary (the "COMPANY KEY EMPLOYEES"), other than those that are terminable by the Company or any of its Subsidiaries on no more than thirty (30) days notice without material liability, financial obligation or benefits, except as generally available to employees of the Company, except to the extent general principles of wrongful termination law may limit the Company's or any of its Subsidiaries' ability to terminate employees at will;

(3) any agreement of indemnification or guaranty by the Company or any of its Subsidiaries (excluding those agreements required to be disclosed pursuant to (1) above) other than indemnification agreements between the Company or any of its Subsidiaries and any of its officers or directors in standard forms;

(4) any agreement, contract or commitment containing any covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or conduct business in any geographical area, compete with any person or granting any exclusive distribution rights or materially limiting the Company's use or exploitation of the Company Proprietary Rights;

(5) any contract for capital expenditures in excess of $500,000;

(6) any agreement, contract or commitment currently in force relating to the disposition or acquisition of assets material to the operation of the business as currently conducted;

(7) excluding any arrangements or other contract or commitment for the payment of royalties by the Company or its Subsidiaries, any arrangement or other contract or commitment involving a sharing of profits or losses by the Company or any of its Subsidiaries with any other Person;

(8) any agreement, contract or commitment for the purchase of any ownership interest in any corporation or other business enterprise;

(9) any material joint marketing or distribution or development agreement or other material contract of the Company or any of its Subsidiaries; or

(10) any lease, sublease, rental agreement, contract of sale, tenancy or license related to any real property.

(ii) A true, accurate and complete copy (including all material amendments thereto) of each agreement, contract, obligation, promise or undertaking set forth on Schedule 5.2(p) of the Company Disclosure Schedule and to which the Company or any Subsidiary is a party or by which the Company, any of its Subsidiaries or its assets is or may become bound (a "COMPANY CONTRACT"), or a summary of each oral contract, has been made available to Parent or its counsel. Each Company Contract is in full force and effect as to the Company or any Subsidiary, and to the Company's Knowledge as to the other contracting parties. No condition exists or event has occurred that, (whether with or without notice or lapse of time or both, or the happening or occurrence of any other event) would constitute a default by the Company or a Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto under, or result in a right to terminate, any Company Contract, except as could not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on the Company.

(q) Unlawful Payments and Contributions. To the Knowledge of the Company, neither the Company, any Subsidiary of the Company nor any of their respective directors, officers, employees or agents has, with respect to the businesses of the Company or its Subsidiaries, (i) used any funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person or entity.

(r) Environmental Matters. (i) the Company and its Subsidiaries and the operations, assets and properties thereof are in material compliance with all Environmental Laws; (ii) there are no judicial or administrative actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company alleging the violation of any Environmental Law and neither the Company nor any Subsidiary of the Company has received written notice from any governmental body or Person alleging any violation of or liability under any Environmental Laws, in either case which could reasonably be expected to result in a Material Adverse Effect on the Company; (iii) to the Knowledge of the Company, there are no facts or circumstances which could result in any environmental liability which could reasonably be expected to result in a Material Adverse Effect on the Company;
(iv) neither the Company nor any of its Subsidiaries has ever generated, transported, treated, stored, handled or disposed of any Hazardous Material in a manner which, individually, or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on the Company; (v) except in compliance with Environmental Laws and in a manner that could not reasonably be expected to subject the Company or any Subsidiary to material liability, to the knowledge of the Company and any of its Subsidiaries, no Hazardous Materials are present on, in, at or under any real property currently owned or leased by the Company or any of its Subsidiaries or were present on, in, at or under any other real property at the time it ceased to be owned or leased by the Company or any of its Subsidiaries (including without limitation, containment by means of any underground or aboveground storage tank); (vi) except as set forth in section 5.2(r) of the Company Disclosure Schedule, to the Knowledge of the Company, there are no underground storage tanks, asbestos which is friable or likely to become friable or PCBs present on any real property currently owned or leased by the Company or any of its Subsidiaries or as a consequence of the acts of the Company, its Subsidiaries, or their agents. For the purpose of this Section 5.2(r), the following terms have the following definitions: (X) "ENVIRONMENTAL LAWS" means any applicable federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement relating to the environment, natural resources, or public or employee health and safety as amended to date; and (Y) "HAZARDOUS MATERIAL" means any substance, material or waste regulated by federal, state or local government, including, without limitation, any substance, material or waste which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "toxic waste" or "toxic substance" under any provision of Environmental Law and including but not limited to petroleum and petroleum products, other than substances contained in janitorial supplies or office products.

(s) Title to Properties; Liens; Condition of Properties. The Company and its Subsidiaries have good title to, or a valid leasehold interest in, the real and personal property, shown on the most recent Company Financial Statements or acquired after the date thereof. None of the property owned, leased or used by the Company or any of its Subsidiaries is subject to any mortgage, pledge, deed of trust, lien, conditional sale agreement, security title, encumbrance, or other adverse claim or interest of any kind (other than any of the foregoing with respect to (i) taxes not yet due and payable, (ii) matters which do not materially and adversely affect the use, value or operation of such property, and (iii) liens or encumbrances against any landlord's or owner's interest in any leased property). Since December 31, 2001, there has not been any sale, lease, or any other disposition or distribution by the Company or any of its Subsidiaries of any of its assets or properties material to the Company and its Subsidiaries, taken as a whole, except transactions in the ordinary course of business, consistent with past practices.

(t) Insurance. All insurance policies (including "self-insurance" programs) now maintained by the Company or any of its Subsidiaries (the "COMPANY INSURANCE POLICIES") are in full force and effect as to the Company or any of its Subsidiaries, neither the Company nor any of its Subsidiaries is in default under any of the Company Insurance Policies, and no claim for coverage under any of the Company Insurance Policies has been denied. The Company has not received any written notice of cancellation or intent to cancel or increase or intent to increase premiums with respect to such insurance policies nor, to the Knowledge of the Company or any of its Subsidiaries, is there any reasonable basis for any such action.

(u) Labor and Employee Relations.

(i) None of the employees of the Company or any of its Subsidiaries is represented in his or her capacity as an employee of such company by any labor organization; neither the Company nor any of its Subsidiaries has recognized any labor organization nor has any labor organization been elected as the collective bargaining agent of any of their employees, nor has the Company or any of its Subsidiaries signed any collective bargaining agreement or union contract recognizing any labor organization as the bargaining agent of any of their employees; and to the Knowledge of the Company, there is no active or current union organization activity involving the employees of the Company or any of its Subsidiaries, nor has there ever been union representation involving employees of the Company or any of its Subsidiaries.

(ii) The Company and each of its Subsidiaries have made available to Parent or its counsel a description of all written employment policies under which the Company or any of its Subsidiaries currently operates.

(iii) To the Company's Knowledge, the Company and each of its Subsidiaries is in compliance with all Federal, foreign (as applicable), and state or other applicable laws regarding employment practices, including laws relating to workers' safety, sexual harassment or discrimination, except where the failure to so be in compliance, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

(iv) To the Knowledge of the Company, none of the Company Key Employees has any plans to terminate his or her employment with the Company or any of its Subsidiaries.

(v) Permits. The Company and each of its Subsidiaries hold all licenses, permits, registrations, orders, authorizations, approvals and franchises that are required to permit it to conduct its businesses as presently conducted, except where the failure to hold such licenses, permits, registrations, orders, authorizations, approvals or franchises could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or any of its Subsidiaries. All such licenses, permits, registrations, orders, authorizations, approvals and franchises are now, and will be immediately after the Effective Time, valid and in full force and effect, except where the failure to be valid and in full force and effect or to have the benefit of any such license, permit, registration, order, authorization, approval or franchise could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or the Surviving Corporation. Neither the Company nor any of its Subsidiaries has received any written notification of any asserted present failure (or past and unremedied failure) by it to have obtained any such license, permit, registration, order, authorization, approval or franchise, except where such failure could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company or the Surviving Corporation.

(w) Transactions with Affiliates. Since the date of Company's last proxy statement to its stockholders filed pursuant to Section 14 of the Exchange Act (and the rules and regulations thereunder) for the sole purpose of convening the Company's annual meeting of stockholders, no event or transaction has occurred that would be required to be reported by the Company, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(x) Board Recommendation. The Board of Directors of the Company, at a meeting duly called and held on April 4, 2002, has approved this Agreement and (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, taken together are fair to and in the best interests of the stockholders of the Company and declared the Merger to be advisable; (ii) approved this Agreement; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement, the Merger and the transactions contemplated hereby.

(y) Tax Treatment. Neither the Company nor any of its affiliates has taken any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization under the provisions of Section 368(a) of the Code.

(z) Opinion of Company Financial Advisor. The Company has received the opinion of Robertson Stephens, Inc., dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair to the holders of the Company Shares from a financial point of view, a signed copy of which opinion has been delivered to Parent, and such opinion has not been amended, modified or revoked in a manner adverse to Parent. Subject to prior review and consent by Robertson Stephens, Inc., the Company has been authorized by Robertson Stephens, Inc. to permit the inclusion of such fairness opinion and a reference thereto in the Proxy Statement.

(aa) Company Rights Agreement. The Company has made available to Parent or its counsel a complete and correct copy of the Company Rights Agreement, including all exhibits and amendments thereto. The Company has taken, and as soon as practicable after the date hereof the Company will use commercial reasonable efforts to cause the Company Rights Agent to take, all actions reasonably necessary or appropriate to amend the Rights Agreement to ensure that the execution of this Agreement, the Merger and the other transactions contemplated in this Agreement will not cause (i) Parent, Merger Sub or any of their affiliates to be considered an Acquiring Person (as defined in the Company Rights Agreement), (ii) the occurrence of the Distribution Date or Shares Acquisition Date (each as defined in the Company Rights Agreement) or (iii) the separation of the Rights from the underlying Company Shares, and will not give the holders thereof the right to acquire securities of any party thereto.

(bb) WARN Obligation. All reductions in force performed by the Company or any Subsidiary (individually or taken as a whole) have been in compliance with the Worker Adjustment Retraining and Notification Act.

                                   ARTICLE VI

                       ADDITIONAL COVENANTS AND AGREEMENTS

6.1 CONDUCT OF BUSINESS OF THE COMPANY. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, the Company (which for the purposes of this SECTION 6.1 shall include the Company and each of its Subsidiaries, taken as a whole) agrees, except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as set forth in SECTION 6.1 of the Company Disclosure Schedule or in the Company SEC reports, to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and to use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organizations, keep available the services of its present officers and employees and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having material business dealings with the Company, to the end that the goodwill and ongoing businesses of the Company shall be substantially unimpaired the Effective Time. Except as expressly provided for by this Agreement or in the schedules thereto, the Company shall not, prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), as set forth in SECTION 6.1 of the Company Disclosure Schedule or in the Company SEC reports:

(a) Accelerate, amend or change the period of exercisability of options, restricted stock or warrants to purchase Company Shares, or reprice options granted under the Company Option Plans or materially amend or modify the terms of any warrant to purchase Company Shares or authorize cash payments in exchange for any warrant to purchase Company Shares or in exchange for any options granted under any of the Company Option Plans;

(b) Enter into any material partnership arrangements or joint development agreements or strategic alliances which would require fees greater than $50,000 individually or $100,000 in the aggregate;

(c) Enter into any contracts or commitments, containing any exclusivity or non-competition covenant that binds the Company;

(d) Enter into any contract or commitment (excluding contracts or commitments for capital expenditures) which involves the payment by the Company of $250,000 or more individually, or $1,000,000 in the aggregate, in any calendar year which is not cancelable without material penalty within ninety days of the date of notice of cancellation;

(e) Except as required by law, grant or pay any severance or termination payments to any employee, except (A) payments made in connection with the termination of employees who are not executive officers in amounts consistent with the Company's policies and past practices not to exceed $35,000 individually or $200,000 in the aggregate or (B) pursuant to written agreements outstanding, or benefit plans or policies existing, on the date hereof and as previously disclosed in writing to Parent or its counsel;

(f) Transfer or license to any person or entity or otherwise extend (other than automatic extensions or renewals), amend or modify in any material respect any rights to the Company Proprietary Rights (including rights to resell or relicense the Company Proprietary Rights) or enter into grants to future patent rights, other than on (A) standard forms of the Company or (B) standard forms of the Company's clients entered into in the ordinary course of business; provided, however, that such standard forms shall provide for a non-exclusive, enterprise wide, or site license of the Company Proprietary Rights;

(g) Commence or settle any litigation or legal proceeding or settle any dispute, for an aggregate amount in cash, stock, property or services valued in excess of $200,000 other than for the routine collection of bills or to protect or enforce Company Proprietary Rights, provided that the Company may commence a suit if the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable asset of the business of the Company, so long as the Company consults with the Parent prior to the filing of such a suit and keeps Parent reasonably advised of the status and details of such litigation; provided further that the Company shall not require the approval of, and shall not be required to consult with, Parent with respect to, and shall be permitted to initiate, any claim, suit or proceeding against Parent, Merger Sub, any other Subsidiary of Parent or any affiliate of any of the foregoing;

(h) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company, other than (i) in connection with the replacement of lost, stolen or destroyed certificates and (ii) the declaration and payment of a cash dividend not to exceed $24,000,000, in the aggregate, to all holders of Company Shares on the record date for such dividend (the "DIVIDEND AMOUNT" and, if such dividend is declared and paid, the amount of such dividend payable in respect of each Company Share as of the record date, shall be referred to as the "PER SHARE DIVIDEND AMOUNT");

(i) Repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock (other than any purchase, forfeiture or retirement of shares of Common Stock or Company Options occurring pursuant to the terms (as in effect on the date hereof) of any existing contract or agreement or any existing benefit plan or policies, in a manner otherwise consistent with the terms of this Agreement);

(j) Issue, deliver, sell or authorize or propose the issuance, delivery, grant or sale of, any shares of its capital stock of any class or securities convertible into, or any subscriptions, rights, warrants or options to acquire, or enter into other agreements or commitments of any character obligating it to issue any such shares or other convertible securities or grant any form of stock appreciation rights, except for the issuance of (i) Company Options issued in the ordinary course of business consistent with past practice and in an amount not to exceed 200,000 shares of Company Common Stock in the aggregate or (ii) Company Shares pursuant to the exercise of Company Options or pursuant to the Company ESPP;

(k) Cause or permit any amendments to the Company's certificate of incorporation or bylaws;

(l) Sell, lease, sublease, license, encumber or otherwise dispose of any of the properties or assets of the Company material to its business as currently conducted, except in the ordinary course of business consistent with past practices;

(m) Incur any material indebtedness for borrowed money (other than trade payables incurred in the ordinary course of business consistent with past practices and owed to persons other than affiliates of the Company) or guarantee any such prohibited indebtedness or issue or sell warrants or rights to acquire debt securities of the Company or any Subsidiary or guarantee any indebtedness of others;

(n) Except as required by law, outstanding written agreements, or any Company Scheduled Plans existing on the date hereof or as previously disclosed to Parent or its counsel, adopt, materially amend or modify or terminate (other than by expiration) or extend or renew (other than by automatic renewal or extension) any Company Scheduled Plan or materially increase the salaries, wage rates, benefits or perquisites (including, without limitation, travel and entertainment reimbursement policies) of any of its executive officers or directors (except in the ordinary course of business consistent with past practice), including but not limited to (but without limiting the generality of the foregoing), adopting or materially amending any stock purchase or option plan, employment contract or any bonus or special remuneration owed to any director or employee, increasing any commission plans or initiating any sales incentive events involving increased commission or other material benefits;

(o) Revalue any of the material assets of the Company including without limitation writing down the value of inventory, writing off notes or accounts receivable, other than in the ordinary course of business or as required by GAAP or applicable law;

(p) Pay, discharge or satisfy in an amount in excess of $150,000 in any single instance, or $500,000, in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, or contingent) other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practices of liabilities, whether arising prior to, on or after the date hereof, of the type reflected or reserved against in the Company Financial Statements (or described in the notes thereto);

(q) Except as required by applicable Tax law, make or change any material election in respect of Taxes or adopt or change in any material respect any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes (except settlements effected solely through payment of immaterial sums of money), or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r) Except for any change which is required by reason of a change in GAAP, change any material method of accounting or accounting practice used by it;

(s) Release or permit the release of any Person from, or waive or permit the waiver of any provision of any "standstill" or similar agreement to which the Company is a party;

(t) Enter into any agreement or arrangement (i) providing that a project is subject to a limitation on the overall cost or number of hours which can be billed to the project (so called "fixed fee" or "billing cap" arrangements) or
(ii) to provide products or services at rates where the project margin would not reasonably be expected to be less than 35%, except for (1) arrangements where the cost of services to be rendered pursuant to such arrangement could not reasonably be expected to exceed $150,000 or (2) fixed fee or billing cap arrangements where: (A) the cost of services to be rendered pursuant to such arrangements could not reasonably be expected to exceed the fixed fee or billing cap amount and (B) such arrangements have each been approved in accordance with the Company's standard approval procedures; provided, however, that if the Company enters into any fixed fee or billing cap arrangement in an amount in excess of $750,000, the Company shall apprise Parent in writing of such pending arrangement; and provided, that if Parent fails to object to any such agreement or arrangement within twenty-four (24) hours of receipt of Company's written notice of such pending agreement or arrangement, Parent shall be deemed to have consented to such agreement or arrangement; provided, further, that if Parent objects to any such agreement or arrangement, Parent shall provide the Company with a reasonable basis for such objection and Parent will use its best efforts to cooperate with the Company to obtain a reasonable solution to such objection.

(u) Enter into, agree or commit to any capital expenditures, leasehold improvements or any similar commitments, except in the ordinary course of business consistent with past practices, reflected or reserved against in the Company Financial Statements (or described in the notes thereto) or which expenditures or improvements do not exceed $250,000 in the aggregate;

(v) Enter into, agree or commit to any expenditures for trade shows, conferences or any similar commitments, except in the ordinary course of business consistent with past practices, reflected or reserved against in the Company Financial Statements (or described in the notes thereto) or which committed expenditures do not exceed $150,000 in the aggregate;

(w) Enter into, agree or commit to any derivative, hedging transactions, any similar transaction, except for transactions entered into in the ordinary course of business consistent with past practices, reflected or reserved against in the Company Financial Statements (or described in the notes thereto) or which transactions does not exceed $50,000 in the aggregate;

(x) Materially amend or modify, terminate (other than by expiration), extend or renew (other than by automatic extensions or renewals) any non-client related Company Contract which involves the payment by the Company of $75,000 or more, individually, or $250,000, in the aggregate, in any calendar year, including without limitation, any Company Contract relating to any real property, other than the termination or buyout of an existing real property lease obligation;

(y) Grant or pay any commissions to any employees, except for commissions paid on reported revenue or non-recoverable draws pursuant to offer letters previously provided to Parent or its counsel, provided that such commissions (i) shall not exceed $20,000, in any single instance, and $80,000, in the aggregate, to any one employee during any six month period, and (ii) are made pursuant to the Company's existing commission programs as of the date hereof, and as previously disclosed to Parent or its counsel;

(z) Hire or commit to hire any employee, except for at-will employees with total annual base salary not to exceed $100,000 in any single instance, and $250,000, in the aggregate, except for Sales Representatives whose total annual compensation shall not exceed $200,000, in any single instance, and $1,000,000, in the aggregate or Technical Leads whose total annual compensation shall not exceed $150,000, in any single instance, and $450,000 in the aggregate;

Take, or agree to take, any of the actions described in SECTION 6.1(a) through
(z) above, or any action which would cause or would be reasonably likely to cause any of the conditions to the Merger set forth in SECTIONS 7.1 or 7.3, not to be satisfied.

6.2 CONDUCT OF BUSINESS OF PARENT. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Effective Time, Parent (which for the purposes of this SECTION 6.2 shall include Parent and each of its Subsidiaries, taken as a whole) agrees, except to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as set forth in SECTION 6.2 of the Parent Disclosure Schedule or in the Parent SEC reports, to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and to use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organizations, keep available the services of its present officers and employees and preserve its relationships with material customers, suppliers, distributors, licensors, licensees, and others having material business dealings with Parent, to the end that the goodwill and ongoing businesses of Parent shall be substantially unimpaired as of the Effective Time. Except as expressly provided for by this Agreement or in the schedules thereto, Parent shall not, prior to the Effective Time or earlier termination of this Agreement pursuant to its terms, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), as set forth in SECTION 6.3 of Parent Disclosure Schedule or in Parent SEC reports:

(a) Declare or pay any dividends (whether in cash or property) on or make any other distributions (whether in cash or property) in respect of Parent Common Stock;

(b) Repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock (other than any purchase, forfeiture or retirement of shares of Parent Common Stock or options granted pursuant to the Parent Option Plans occurring pursuant to the terms of any existing contract or agreement or any existing benefit plan or policies, in a manner otherwise consistent with the terms of this Agreement);

(c) Issue, deliver, grant, sell or authorize or propose the issuance, delivery, grant or sale of, any shares of its capital stock of any class or securities (debt or otherwise) convertible or exchangeable into any shares of its capital stock in connection with the acquisition of any ownership interest in another Person (whether by merger, share exchange or acquisition of assets of such Person) or enter into any joint venture or similar strategic or collaborative arrangement (each a "TRANSACTION"), except in connection with any Transaction in which: (A) the total number of shares of Parent capital stock issued or issuable (upon conversion or otherwise) will not require the approval of Parent's stockholders; (B) the fair market value of any assets (excluding Parent capital stock) delivered or to be delivered (including the aggregate value of any licensing fees, royalties or other payments due from Parent or any Subsidiary) under such arrangement will not exceed 10% of the market capitalization of Parent, as determined on the date of execution of such arrangement; (C) the combined value of (A) and (B) will not exceed 20% of the market capitalization of Parent (each value as determined on the date of execution of such arrangement); (D) the Transaction will not result in the acquisition of a "significant subsidiary" as such term is defined in Section 1.02(w) of Regulation S-X; and (E) such arrangement has no less than a cash flow neutral effect on Parent and its Subsidiaries, taken as a whole, based upon the combined financial forecasts of Parent and such entity, as of the date of execution of such arrangement; provided; that the financial projections of Parent must not be inconsistent with the financial projections provided to the Company as of the date hereof;

(d) Incur any material indebtedness for borrowed money (other than trade payables incurred in the ordinary course of business consistent with past practice and owed to persons other than an Affiliate of Parent or any Subsidiary) or guarantee any such prohibited indebtedness or issue or sell warrants or rights to acquire debt securities of Parent or any Subsidiary or guarantee any indebtedness of others;

(e) Except as required by law, outstanding written agreements, or any Parent Scheduled Plans existing, on the date hereof and as previously disclosed to the Company or its counsel, adopt or materially amend or modify any Parent Scheduled Plan or materially increase the salaries, wage rates or material benefits or perquisites (including, without limitation, travel and entertainment reimbursement policies) of any of its executive officers or directors (other than in the ordinary course of business consistent with past practice), including but not limited to (but without limiting the generality of the foregoing), adopting or materially amending any stock purchase or option plan, entering into any employment contract paying any bonus, commission or special remuneration increasing any commission plans or initiating any sales incentives involving increased commission or other material benefits to any director or officers other than in connection with the hiring of any executive officers after the date hereof;

(f) Except for any change which is required by reason of a change in GAAP, change any material method of accounting or accounting practice used by it; or

(g) Settle at less than the full stated value, compromise or discount any receivables of Parent or any Subsidiary, other than in the ordinary course of business consistent with past practice;

(h) Other than in the ordinary course of business consistent with past practice, defer or fail to timely pay any payment obligation of Parent or any Subsidiary;

(i) Take, or agree to take, any of the actions described in
SECTION 6.2(a) through (h) above, or any action which would cause or would be reasonably likely to cause any of the conditions to the Merger set forth in SECTIONS 7.1 or 7.2, not to be satisfied.

6.3 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time or the earlier termination of this Agreement in accordance with its terms, the Company will not, and will not permit any of its Subsidiaries to, and will direct its and their respective directors, officers, investment bankers, affiliates, representatives and agents (collectively, the "REPRESENTATIVES") not to, (i) solicit, initiate, or intentionally encourage (including by way of furnishing information or affording access to the properties, books or records of the Company), or take any other action intended to facilitate, any inquiries or proposals that constitute, or could reasonably be expected to lead to, any Company Acquisition Proposal, or (ii) engage in, or enter into, any negotiations or discussions concerning any Company Acquisition Proposal. In the event that
(x) the Company receives a Company Acquisition Proposal that the Board of Directors of the Company determines in good faith is or may reasonably be expected to lead to a Company Superior Proposal that was not solicited by the Company or otherwise obtained in violation of this SECTION 6.3, and (y) after the Company gives Parent written notice of its intention to do so, the Company may, if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable law, provide such non-public information, afford such access and enter into and engage in negotiations and discussions regarding any Company Acquisition Proposal. In such event, the Company shall, (i) promptly (and no less than twenty-four (24) hours prior to providing such non-public information, affording such access or entering into and engaging in any such negotiations and discussions) inform Parent of the material terms and conditions of such Company Acquisition Proposal, including the identity of the Person making such Company Acquisition Proposal (if not prohibited from doing so under any confidentiality agreement in effect as of the date hereof) and (ii) thereafter promptly keep Parent reasonably informed of the status, including any material change to the terms, of any such Company Acquisition Proposal. As used herein, the term "COMPANY ACQUISITION PROPOSAL" shall mean any inquiry, proposal or offer believed by the Company to being bona fide relating to any (i) merger, consolidation, business combination, or similar transaction involving the Company, (ii) sale, lease or other disposition, directly or indirectly, of all or a substantial portion of the assets of the Company and its Subsidiaries, taken as a whole in one or more transactions, (iii) issuance, sale, or other disposition of a majority of the voting equity securities (or options, rights or warrants to purchase such securities, or securities convertible into such securities) of the Company, (iv) liquidation, dissolution, recapitalization or other similar type of transaction with respect to the Company, (v) tender offer or exchange offer for a majority of the voting equity securities of the Company or (vi) other transaction which is similar in form, substance or purpose to any of the foregoing transactions; in the case of (i), (ii), (iii), (iv) or (v) above, which transaction would result in a third party (or its stockholders) acquiring more than fifty percent (50%) of the voting power of, or economic interest in, the Company or the assets representing more than fifty percent (50%) of the net income, net revenue or assets of the Company on a consolidated basis; provided, however, that the term "COMPANY ACQUISITION PROPOSAL" shall not include the Merger and the transactions contemplated hereby. For purposes of this Agreement, "COMPANY SUPERIOR PROPOSAL" means any Company Acquisition Proposal made by a third party on terms which the Board of Directors of the Company determines in good faith (after consulting with a financial advisor of nationally recognized reputation and considering such other matters that it deems relevant) would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the Merger and, taking into account, in the reasonable good faith judgment of the Board of Directors of the Company after consultation with its financial advisor, the availability to the person or entity making such Company Superior Proposal of the financial means to conclude such transaction. The Company will immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company shall be responsible for the conduct of its Representatives in accordance with this SECTION 6.3(a), and any conduct by a Representative that would constitute a breach of the provisions of this SECTION 6.3(a) if engaged in by the Company shall be deemed a breach of this SECTION 6.3(a) by the Company.

(b) Except as permitted by this SECTION 6.3, neither the Board of Directors of the Company nor any committee thereof shall (i) withdraw, or modify in a manner adverse to Parent, or propose publicly to withdraw, or modify in a manner adverse to Parent, the approval or recommendation by the Board of Directors of the Company or such committee of this Agreement or the Merger, (ii) approve, recommend, or otherwise publicly endorse any Company Acquisition Proposal,(iii) render the provisions of any anti-takeover statute, rule or regulation inapplicable to any person or group (other than Parent, Merger Sub or their affiliates) or to any Company Acquisition Proposal, or (iv) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement with respect to any Company Acquisition Proposal, except in each case to the extent that the Board of Directors of the Company or any committee thereof shall determine in good faith (after consultation with its outside legal counsel), that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable law. Nothing contained in this SECTION 6.3 shall prohibit the Company or the Board of Directors of the Company or any committee thereof from taking, and disclosing to its stockholders, a position contemplated by Rule 14d-9 or 14e-2 promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if the Board of Directors of the Company or any committee thereof shall determine in good faith (after consultation with its outside legal counsel), that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable law, provided, however, that neither the Company nor its Board of Directors nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify in a manner adverse to Parent, its position with respect to this Agreement or the Merger or approve or recommend or propose publicly to approve or recommend, a Company Acquisition Proposal unless and until the Company shall have complied with its obligations under this Section 6.3.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this SECTION 6.3, the Company will promptly (and in any event within forty-eight (48) hours) advise Parent, orally and in writing, if any Company Acquisition Proposal is made, or any non-public information or access to the properties, books or records of the Company is requested in connection with a Company Acquisition Proposal. Any disclosure by the Company pursuant to the first sentence of this SECTION 6.3(c) will include a reasonably detailed summary of the principal terms and conditions of any such Company Acquisition Proposal and, if not prohibited by any confidentiality agreement in effect as of the date hereof, will disclose any written materials received by the Company in connection with such Company Acquisition Proposal and the identity of the party making such Company Acquisition Proposal, or inquiry. The Company will keep Parent reasonably advised of the status and details (including amendments and proposed amendments) of any such request or Company Acquisition Proposal.

6.4 MEETINGS OF STOCKHOLDERS.

(a) Promptly after the date hereof, the Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to convene a meeting of stockholders ("COMPANY STOCKHOLDERS MEETING") to be held as promptly as practicable after the S-4 Registration Statement is declared effective by the SEC for the purposes of voting upon this Agreement and the Merger. Nothing herein shall prevent the Company from adjourning or postponing the Company Stockholders Meeting if there are insufficient Company Shares necessary to conduct business at the Company Stockholders Meeting. Unless the Company's Board of Directors or any committee thereof has withdrawn or modified its recommendation of this Agreement and the Merger in compliance with SECTION 6.3, the Company shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or NNM requirements to obtain such adoption. The Company shall take all other action necessary or advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable law, the NNM and the Company's certificate of incorporation and bylaws to effect the Merger.

(b) Promptly after the date hereof, Parent shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to convene a meeting of stockholders (the "PARENT STOCKHOLDERS MEETING") to be held as promptly as practicable after the S-4 Registration Statement is declared effective by the SEC for the purposes of voting upon the issuance of Parent Shares in connection with the Merger and the other transactions contemplated hereby. Nothing herein shall prevent Parent from adjourning or postponing the Parent Stockholders Meeting if there are insufficient shares of Parent Common Stock necessary to conduct business at the Parent Stockholders Meeting. Neither the Board of Directors of Parent nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Company, the approval or recommendation by the Board of Directors of Parent or such committee of the issuance of shares of Parent Common Stock pursuant to the Merger and the other transactions contemplated hereby, except to the extent that the Board of Directors of Parent or any committee thereof shall determine in good faith (after consultation with its outside legal counsel), that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of Parent under applicable law. Nothing contained in this SECTION 6.4(b) shall prohibit Parent or the Board of Directors of Parent from making any disclosure to Parent's stockholders if the Board of Directors of Parent or any committee thereof shall determine in good faith (after consultation with its outside legal counsel), that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors of Parent under applicable law. Unless Parent's Board of Directors or any committee thereof has withdrawn or modified its recommendation of the issuance of Parent Shares in connection with the Merger and the other transactions contemplated hereby in compliance with this SECTION 6.4(b), Parent shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the issuance of Parent Shares in connection with the Merger and the other transactions contemplated hereby and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL or NNM requirements to obtain such approval. Parent shall take all other action necessary or advisable to promptly and expeditiously secure any vote or consent of stockholders required by applicable law, the NNM and Parent's certificate of incorporation and bylaws to effect the Merger, including the issuance of Parent Shares in connection with the Merger and the other transactions contemplated hereby.

6.5 REGISTRATION STATEMENT. Parent will, as promptly as practicable after the date hereof, prepare and file with the SEC a registration statement on Form S-4 (the "S-4 REGISTRATION STATEMENT"), containing a joint proxy statement/prospectus and forms of proxy, in connection with the registration under the Securities Act of the Parent Shares issuable in connection with the Merger and the other transactions contemplated hereby. The Company and Parent will, as promptly as practicable after the date hereof, prepare and file with the SEC a joint proxy statement that will be the same joint proxy statement/prospectus contained in the S-4 Registration Statement and forms of proxy, in connection with the vote of the Company's and Parent's stockholders with respect to the Merger or the issuance of Parent Shares in connection therewith, as applicable (such joint proxy statement/prospectus, together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company's and Parent's stockholders is herein called the "PROXY STATEMENT"). Each of the Company and Parent will, and will cause its respective accountants, lawyers and investment bankers or financial advisors to, use its commercially reasonable efforts to cause the S-4 Registration Statement to be declared effective by the SEC (the date the S-4 Registration Statement is declared effective being referred to as the "S-4 EFFECTIVE DATE") as promptly as practicable thereafter, including, without limitation, causing its respective accountants, lawyers and investment bankers or financial advisors to deliver necessary or required instruments such as opinions, consents and certificates, and will take or will cause its respective accountants and lawyers to take, any other action required or necessary to be taken or advisable or customary under federal or state securities laws or otherwise in connection with the registration process, it being understood and agreed that each of Wilson Sonsini Goodrich & Rosati Professional Corporation, counsel to the Company, and Katten Muchin Zavis Rosenman, counsel to Parent, will render, on the date the preliminary Proxy Statement is first filed with the SEC or on the date of any amendment thereto so long as it is rendered prior to the date on which the S-4 Registration Statement is declared effective, an opinion that the federal income tax consequences described in the Registration Statement are true and correct in all material respects. Each of the Company and Parent will use its reasonable efforts to cause the Proxy Statement and the applicable form of proxy to be mailed to its stockholders at the earliest practicable date after the S-4 Effective Date and each of the Company and Parent shall each use its commercially reasonable efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting, as the case may be, as soon as practicable thereafter (subject to the requirements of laws and rules and regulations of the SEC). Parent shall also take any action required to be taken under state blue sky or other securities laws in connection with the issuance of Parent Shares in the Merger.

6.6 REASONABLE EFFORTS. Each of the Parties shall: (a) promptly make its respective filings and thereafter make any other required submissions under all applicable laws with respect to the Merger and the other transactions contemplated hereby; and (b) use its commercially reasonable efforts to promptly take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement as soon as practicable.

6.7 ACCESS TO INFORMATION.

(a) Upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall (and shall cause each of their Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of the other such party (the "AUTHORIZED REPRESENTATIVES") reasonable access, during normal business hours throughout the period prior to the Effective Time, to their properties, assets, books and records and, during such period, shall (and shall cause each of their Subsidiaries to) furnish promptly to such Authorized Representatives all information concerning its business, properties, assets and personnel as may reasonably be requested for purposes of appropriate and necessary due diligence, provided that no investigation pursuant to this
SECTION 6.7 shall affect or be deemed to modify any of the representations or warranties made by the Parties. The Parties each agree to treat (and cause their Authorized Representatives to treat) any and all information provided pursuant to this SECTION 6.7 in compliance with the terms of that certain Confidentiality Agreement, entered by and between the Company and Parent, dated February 10, 2002 (the "CONFIDENTIALITY AGREEMENT").

(b) Parent and the Company shall keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated hereby and work cooperatively in connection with obtaining all required approvals or consents of any governmental authority (whether domestic, foreign or supranational). In that regard, each Party shall without limitation: (i) promptly notify the other of, and if in writing, furnish the other with the copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any governmental authority (whether domestic, foreign or supranational) with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed filings or any written (or any material proposed oral) communication with any such governmental authority, (iii) not participate in any meeting with any such governmental authority unless it consults with the other in advance and to the extent permitted by such governmental authority gives the other the opportunity to attend and participate thereat, and (iv) furnish the other with copies of all correspondence, filing and communications (and memoranda setting forth the substance thereof) between it and any such governmental authority with respect to this Agreement and the Merger.

(c) Each of the Company and Parent shall promptly notify the other party in writing of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement if the failure of the Company or Parent, as the case may be, to obtain such consent would have a Material Adverse Effect on Company or Parent as applicable or to the consummation of the transactions contemplated hereby;

(ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

(iii) any notice (written or oral) or Knowledge of the occurrence of any event which will, or is reasonably likely to, result in the failure to satisfy any of the conditions specified in ARTICLE VII.

(d) The Company and Parent shall promptly notify the other Party of any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the consummation of the transactions contemplated by this Agreement.

6.8 PUBLICITY. The Parties agree that they will consult with each other concerning any proposed press release or public announcement pertaining to the Merger in order to agree upon the text of any such press release or the making of such public announcement, which agreement shall not be unreasonably withheld or delayed, except as may be required by applicable law or by obligations pursuant to any listing agreement with a national securities exchange or national automated quotation system, in which case the Party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other Party before issuing any such press release or making any such public announcement. The Parties will prepare a joint press release for the announcement of the execution of this Agreement. Notwithstanding the foregoing, in the event the Board of Directors of Parent or the Company withdraws its recommendation of this Agreement in compliance herewith, neither Party will be required to consult with or obtain the agreement of the other in connection with any press release or public announcement.

6.9 AFFILIATES OF THE COMPANY. The Company has identified the Persons listed on
SECTION 6.9 of the Company Disclosure Schedule as persons whom the Company reasonably believes are "affiliates" of the Company for purposes of Rule 145 promulgated under the Securities Act (each, a "COMPANY AFFILIATE"). The Company will use its reasonable best efforts to obtain as promptly as practicable from each Company Affiliate a written agreement in the form attached hereto as Exhibit B (the "COMPANY AFFILIATE LETTER") that such Company Affiliate will not sell, pledge, transfer or otherwise dispose of any Parent Shares issued to such Company Affiliate pursuant to the Merger, except in compliance with Rule 145 promulgated under the Securities Act or an exemption from the registration requirements of the Securities Act.

6.10 MAINTENANCE OF INSURANCE. Between the date hereof and through the Effective Time, the Company will use commercially reasonable efforts to maintain in full force and effect all presently existing policies of insurance of the Company or its Subsidiaries or insurance reasonably comparable to the coverage afforded by such policies.

6.11 FILINGS; OTHER ACTION. Subject to the terms and conditions herein provided, the Parties shall: (a) promptly after the date hereof make their respective filings and thereafter make any other required submissions under the HSR Act, the Securities Act and the Exchange Act, and comparable foreign laws, rules and regulations, with respect to the Merger; (b) cooperate in the preparation of such filings or submissions to the extent required under the HSR Act, the Securities Act and the Exchange Act and comparable foreign laws, rules and regulations; and (c) use commercially reasonable efforts promptly to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as soon as practicable. Each Party shall bear their own costs and expenses as to the actions set forth in (a)-(c) above. Notwithstanding anything to the contrary contained herein, nothing in this Agreement will require Parent, whether pursuant to an order of the Federal Trade Commission or the United States Department of Justice or otherwise, to dispose of any material assets, lines of business or equity interests in order to obtain the consent of the Federal Trade Commission or the United States Department of Justice to the transactions contemplated by this Agreement.

6.12 TAX FREE REORGANIZATION TREATMENT. The Parties shall use their commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub, and the Company (i) shall not file any Return or take any position inconsistent with the treatment of the Merger as a reorganization described in Section 368(a) of the Code, and (ii) shall comply with the record keeping and information reporting requirements set forth in Treasury Regulation ss. 1.368-3. Prior to the Effective Time, each of the Parties shall use their commercially reasonable efforts to obtain the opinion of its tax counsel in such form and upon such matters as described in
SECTION 7.2 or 7.3, as applicable.

6.13 INDEMNIFICATION.

(a) From and after the Effective Time, Parent and the Surviving Corporation will fulfill and honor in all respects the obligations of the Company to indemnify and hold harmless the Company's and its Subsidiaries' present and former directors, officers, employees, and agents and their heirs, executors and assigns (collectively, the "INDEMNIFIED PERSONNEL") against all claims, losses, liabilities, damages, judgments, fines and fees, costs and expenses, including attorneys' fees and disbursements and amounts paid in settlement, incurred in connection with any threatened or pending claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Personnel is or was an officer, director, employee or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

(b) The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to indemnification and elimination of liability for monetary damages at least as favorable to the Indemnified Personnel as those set forth in the current certificate of incorporation and bylaws of the Company, and for a period of six (6) years from the Effective Time, those provisions will not be repealed or amended or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Personnel, except to the extent, if any, that such modification is required by applicable law.

(c) For a period of six (6) years after the Effective Time, Parent and the Surviving Corporation will either (i) maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and

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


officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company; provided, however, that in no event will Parent and the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for such 200% of such annual premium), or (ii) if mutually agreed between the Company and Parent prior to the Closing, purchase a directors' and officers' liability insurance policy on terms comparable to those applicable to the current directors and officers of the Company covering all periods prior to the Effective Time.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall make or cause to be made proper provision so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the indemnification obligations of Parent or the Surviving Corporation, as applicable, under this SECTION 6.13 for the benefit of the Indemnified Personnel.

(e) The obligations of Parent and the Surviving Corporation under this SECTION
6.13 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Personnel to whom this SECTION 6.13 applies without the consent of such affected Indemnified Personnel (it being expressly agreed that the Indemnified Personnel to whom this SECTION 6.13 applies shall be third party beneficiaries of this SECTION 6.13) unless such modification or termination is required by law.

6.14 COMPANY ESPP. Any offering underway as of May 15, 2002 or that is scheduled to end on such date under the Company ESPP shall, to the extent necessary, be accelerated such that on May 15, 2002 all offerings under the Company ESPP shall be determined by treating this date as the last day of such offering periods (and making such other pro-rata adjustments as may be necessary to reflect the shortened offering). Outstanding rights to purchase shares of Company Common Stock shall be exercised in accordance with the terms of the ESPP. The Company ESPP shall remain in effect until otherwise terminated by the Company's Board of Directors; provided, however, that, the Company will not permit an offering period to commence after the date hereof (unless this Agreement is terminated) and provided further, that, in the event the Merger is consummated, the Company ESPP shall be terminated effective as of the Effective Time.

6.15 EXEMPTION FROM LIABILITY UNDER SECTION 16(B)

(a) Provided that, prior to the Effective Time, Company delivers to Parent: (i) a resolution of the Board of Directors of Company, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), providing that the conversion into Parent Shares or options to purchase Parent Shares by Company Insiders of Company Shares or options to purchase Company Shares pursuant to the transactions contemplated hereby are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act and (ii) the Section 16 Information with respect to the Company prior to the Effective Time, the Board of Directors of Parent, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-(d) under the Exchange Act), shall adopt a resolution in advance of the Effective Time providing that the receipt by the Company Insiders of Parent Shares in exchange for Company Shares, and of options to purchase Parent Shares in exchange for shares of Company Shares, and of options to purchase Parent Shares upon assumption and conversion by Parent of options to purchase Company Shares, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

(b) "SECTION 16 INFORMATION" shall mean information accurate in all respects regarding the Company Insiders, the number of Company Shares or other Company equity securities deemed to be beneficially owned by each Company Insider and expected to be exchanged for Parent Shares or options to purchase Parent Shares in connection with the Merger.

(c) "COMPANY INSIDERS" shall mean those officers and directors of Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in Section 16 Information.

6.16 FORM S-8. Parent agrees to file a registration statement on Form S-8 for the shares of Parent Common Stock issuable with respect to assumed Company Options to the extent Form S-8 is available within ten (10) business days after the Effective Time and shall maintain the effectiveness of such registration statement thereafter for so long as any of such options or rights remain outstanding.

6.17 NNM LISTING. Parent shall take all actions reasonably necessary to cause Parent and the Parent Common Stock to become in compliance with the NNM's listing criteria and shall use its reasonable best efforts to cause the Parent Shares to be issued in the Merger or upon exercise of Company Options and Additional Options to be listed for trading on the NNM, subject to notice of official issuance thereof, prior to the Closing. Parent shall promptly notify the Company of, and if in writing, furnish the Company with the copies of (or, in the case of material oral communications, advise the Company orally of) any communications from or with the NNM with respect to Parent's and the Parent Common Stock's satisfaction of the NNM's listing criteria.

6.18 COMPANY RIGHTS AGREEMENT. The Board of Directors of the Company shall take all further action (in addition to that referred to in SECTION 5.2(aa)) reasonably requested in writing by Parent (including redeeming the Company Rights immediately prior to the Effective Time of the Merger or amending the Company Rights Agreement) in order to render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement. Except as expressly provided in this Agreement or as reasonably requested in writing by Parent, and subject to SECTION 6.1 hereof, the Board of Directors of the Company shall not: (i) amend the Company Rights Agreement or (ii) take any action with respect to, or make any determination under, the Company Rights Agreement (including a redemption of the Company Rights).

6.19 PARENT RIGHTS AGREEMENT. The Board of Directors of Parent shall take all further action (in addition to that referred to in SECTION 5.1(cc)) reasonably requested in writing by the Company (including redeeming the Parents Rights immediately prior to the Effective Time of the Merger or amending the Parent Rights Agreement) in order to render the Rights inapplicable to the Merger and the other transactions contemplated by this Agreement.

6.20 GRANTING OF ADDITIONAL PARENT OPTIONS. At the Effective Time, Parent shall grant options ("ADDITIONAL PARENT OPTIONS") to purchase 6,000,000 shares of Parent Common Stock under the Parent Option Plans less the number of shares of Parent Common Stock issuable as a result of the exercise of options assumed under the Parent Option Plans as a result of the issuance of Company Options pursuant to SECTION 6.1(j)(i), any (excluding options that may be or will in the future be granted under Parent's ESPP) to the individuals and in the amounts as may be determined by the Company, subject to the approval of Parent (which shall not be unreasonably withheld). The Additional Parent Options shall be subject to Parent's standard terms and conditions, including vesting schedules. The exercise price for the Additional Parent Options shall be the Parent Stock Price. The number of Additional Parent Options granted hereunder shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into or exchangeable for Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring after the date hereof and prior to the Effective Time. The Parent Common Stock to be issued upon the exercise of such Additional Parent Options has been duly and validly reserved for issuance and, upon issuance in accordance with the terms of Parent's applicable stock option plan, will be duly and validly issued, fully paid, nonassessable, free of any liens or encumbrances (other than any liens or encumbrances created by the holder thereof) and free of restrictions on transfer.

6.21 EMPLOYEE BENEFIT PLANS. Effective as of the Effective Time and until the date 18 months following such time, Parent shall provide the employees (and their dependents) of the Company and any employee (and their dependents) of any Subsidiary of the Company (collectively, "CONTINUING EMPLOYEES") for so long as such Continuing Employees are employed by the Company or any Subsidiary of the Company with the types and levels of benefits maintained by Parent for similarly situated employees (and their dependents) of Parent; provided, however, that such benefits shall, in the aggregate, be no less favorable than the types and levels of benefits as were provided by Company to Continuing Employees (and their dependents) prior to the Effective Time ("COMPANY PARTICIPANT") "and that any benefits provided to Continuing Employees whose employment is terminated within 18 months following the Effective Date pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) shall not be less favorable than such benefits provided to terminating employees of the Company immediately prior to the Effective Date." Each participant (including without limitation all dependents) in the health benefit plans of the Company ("COMPANY PARTICIPANT") who continues to be employed by Parent (or any of its subsidiaries) immediately following the Effective Time shall, to the extent permitted by law and applicable tax qualification requirements, and subject to any generally applicable break in service or similar rule, receive credit for all purposes (including without limitation) for eligibility to participate and vesting under any employee benefit plan of Parent for years of service with the Company (and its subsidiaries and predecessors) prior to the Effective Time, except to the extent where such credit would result in duplication of benefits. Parent shall cause any and all pre-existing condition (or actively-at-work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Company Participants and their eligible dependents and shall provide them with credit for any copayments, deductibles, and offsets (or similar payments) prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent Plans in which they are eligible to participate after the Effective Time. Notwithstanding the foregoing, immediately following the Effective Time, Continuing Employees shall (i) continue to participate in the 401(k) plan of the Company or shall be permitted to participate in the 401(k) plan of Parent and (ii) shall continue to Participate in the Company ESPP or shall be permitted to Participate in the Parent ESPP. Parent shall take all actions necessary to ensure such Continuing Employee's participation in such plans of the Effective Time.

6.22 ADDITIONAL COMPANY COVENANT. If the Closing shall occur on or before June 30, 2002, the Company's cash and cash equivalents shall equal an amount no less than $98,000,000, provided, however, that if such closing shall occur after June 30, 2002 and on or before August 5, 2002, the Company's cash and cash equivalents shall equal an amount no less than $98,000,000.

6.23 ADDITIONAL PARENT COVENANT. If the Closing shall occur on or before June 30, 2002, Parent's cash and cash equivalents shall equal an amount no less than $52,000,000; provided, however, that if such closing shall occur after June 30, 2002 and on or before August 5, 2002, Parent's cash and cash equivalents shall equal an amount no less than $52,000,000.

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


                                   ARTICLE VII

                                   CONDITIONS

7.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS. The respective obligations of each Party to consummate the Merger are subject to the satisfaction, or waiver by each of the Parties, of the following conditions:

(a) this Agreement and the Merger shall have been approved and adopted by the requisite vote under applicable law of the stockholders of the Company and the issuance of Parent Shares pursuant to the Merger and the transactions contemplated hereby shall have been approved by the requisite vote of the stockholders of Parent to the extent required by the rules and regulations of the NNM;

(b) the SEC shall have declared the S-4 Registration Statement effective; no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the Parties;

(c) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or making the Merger illegal (collectively, "RESTRAINTS") shall be in effect, and there shall not be pending any suit, action or proceeding by any Governmental Entity preventing the consummation of the Merger; provided, however, that each of the Parties shall have used reasonable efforts to prevent the entry of such Restraints and to appeal as promptly as possible any such Restraints that may be entered; and

(d) the waiting period(s) under the HSR Act, if applicable, and all applicable material foreign antitrust, competition and merger laws shall have expired or been terminated.

7.2 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable law:

(a) the representations and warranties of Parent and Merger Sub set forth in
SECTION 5.1 hereof shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date),except (i) as otherwise expressly contemplated by this Agreement and (ii) for such failures to be true and correct which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (without for this purpose giving effect to qualifications or limitations as to materiality or the absence of a Material Adverse Effect contained in such representations and warranties), it being understood that for purposes of determining the accuracy of such representations or warranties any update or modification to the Parent Disclosure Schedule made or purported to have been made without the Company's written consent thereto shall be disregarded;

(b) Parent and Merger Sub shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) Parent shall have delivered to the Company a certificate of a duly authorized officer to the effect that each of the conditions specified in
SECTION 7.1 (as it relates to Parent) and clauses (a), (b) and (d) of this
Section 7.2 has been satisfied in all respects;

(d) if Parent does not otherwise meet the NNM listing criteria at such time as all other conditions set forth in this Article VII have been satisfied, Parent shall have obtained the requisite stockholder approval to effect a reverse stock split such that immediately following Parent's election to effectuate such approved reverse stock split, the necessity and time of which shall be determined in Parent's sole discretion, Parent and the Parent Common Stock shall meet the NNM's listing criteria;

(e) Robert Gett shall have been appointed to Parent's Board of Directors effective upon and subject to the Effective Time;

(f) the Company shall have received an opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, its tax counsel, in form and substance reasonably satisfactory to it, dated the Closing Date, to the effect that the Merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code; provided, however, that if Wilson Sonsini Goodrich & Rosati, Professional Corporation, does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to the Company if Katten Muchin Zavis Rosenman renders such opinion to the Company. The Company agrees to make such reasonable representations as may be requested by tax counsel in connection with the opinions referred to above; and

(g) the Alliance Agreement by and between Parent and Microsoft Corporation, dated as of January 28, 2000, as amended on March 29, 2000, shall have been terminated or amended to remove Parent's (i) $50.0 million obligation related to the creation of an incubator and (ii) $4.0 million obligation related to co-marketing programs, such that the sole obligation under such agreement shall be a $15.0 million purchase requirement by Parent and its Subsidiaries;

7.3 CONDITIONS TO THE OBLIGATIONS OF PARENT. The obligation of Parent to consummate the Merger is subject to the fulfillment at or prior to the Effective Time of the following conditions, any or all of which may be waived in whole or in part by Parent to the extent permitted by applicable law:

(a) the representations and warranties of Company set forth in
SECTION 5.2 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except (i) for such failures to be true and correct which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (without for this purpose giving effect to qualifications or limitations as to materiality or the absence of a Material Adverse Effect contained in such representations and warranties), PROVIDED, HOWEVER, that such Material Adverse Effect qualifier shall be inapplicable with respect to the representations and warranties of Company contained in SECTIONS 5.2(a), (b) AND (d), each of which individually shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (ii) as otherwise expressly contemplated by this Agreement, it being understood that for purposes of determining the accuracy of such representations and warranties any update or modification to the Company Disclosure Schedule made or purported to have been made without Parent's written consent thereto shall be disregarded;

(b) the Company shall have performed or complied with in all material respects its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) the Company shall have delivered to Parent a certificate of its Chief Executive Officer and Chief Financial Officer to the effect that each of the conditions specified in SECTION 7.1 (as it relates to the Company) and clauses
(a) and (b) of this SECTION 7.3 has been satisfied in all respects;

(d) Parent shall have received an opinion of Katten Muchin Zavis Rosenman, its tax counsel, in form and substance reasonable satisfactory to it, dated the Closing Date, to the effect that the Merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code; provided, however, that if Katten Muchin Zavis Rosenman does not render such opinion, this condition shall nonetheless be deemed to be satisfied with respect to Parent and Merger Sub if Wilson Sonsini Goodrich & Rosati, Professional Corporation, renders such opinion to Parent. Parent agrees to make such reasonable representations as may be requested by tax counsel in connection with the opinions referred to above; and

(e) the Company shall have received all written consents, assignments, waivers, authorizations or other certificates set forth in SECTION 7.3(e) of the Company Disclosure Schedule.

                                  ARTICLE VIII

                                   TERMINATION

8.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the requisite approval of the stockholders of the Company and, if necessary, the stockholders of Parent, by the mutual written consent of the Company and Parent.

8.2 TERMINATION BY EITHER THE COMPANY OR PARENT. This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either the Company or Parent if:

(a) the Merger shall not have been consummated by August 5, 2002; provided, however, that the right to terminate this Agreement under this SECTION 8.2(a) shall not be available to any party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement;

(b) if any Restraint shall be in effect and shall have become final and nonappealable; provided, that the Party seeking to terminate pursuant to this subsection (b), if such Party was named party to the action or proceeding resulting in the Restraint, shall have used reasonable efforts to prevent the entry of such Restraint and to appeal as promptly as possible any such Restraint that may be entered;

(c) at the duly held Company Stockholders Meeting (including any adjournments thereof), the requisite approval of the Company's stockholders shall not have been obtained; provided, however, that the Company's right to terminate this Agreement under this SECTION 8.2(c) shall not be available to the Company if the Company has breached or otherwise not complied with its obligations under
SECTION 6.1 and 6.4(a); or

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


(d) at the duly held Parent Stockholders Meeting (including any adjournments thereof) the requisite approval of Parent's stockholders shall not have been obtained; provided, however, that Parent's right to terminate this Agreement under this SECTION 8.2(D) shall not be available to Parent if Parent has not complied with its obligations under SECTION 6.4(b).

8.3 TERMINATION BY THE COMPANY. This Agreement may be terminated by the Company upon written notice to Parent and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of the Company, by action of the Board of Directors of the Company, if:

(a) Parent shall have breached or failed to perform any of the representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty shall have become untrue, in either case such that
(i) the conditions set forth in SECTION 7.2(a) or (b) would not be satisfied as of the time of such breach or failure or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true is incapable of being cured or, if capable of being cured, has not been cured within thirty (30) business days following receipt by Parent of written notice of such failure or breach;

(b) (i) the Board of Directors of Parent or any committee thereof shall have withdrawn, or modified in a manner adverse to the Company, its approval or recommendation of the issuance of Parent Shares in connection with the Merger and the other transactions contemplated hereby, or Parent shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Parent in favor of approval of the issuance of Parent Shares in connection with the Merger and the other transactions contemplated hereby, (ii) Parent shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of Parent in favor of approval of the issuance of Parent Shares in connection with the Merger and the other transactions contemplated hereby, or
(iii) the Board of Directors of Parent or any committee thereof shall have resolved to do any of the foregoing; or

(c) for the purpose of accepting a Company Superior Proposal; provided, that such termination under this Section 8.2(c) shall not be effective unless (x) the Company and its Board of Directors shall have complied in all material respects with their obligations under Section 6.2(b) and the Company shall have paid the Termination Fee pursuant to Section 8.5; and (y) the Company provides Parent with at least two (2) business days' prior written notice prior to terminating this Agreement, which notice shall be accompanied by a copy of the proposed acquisition agreement with respect to the Company Superior Proposal that the Company proposes to accept.

8.4 TERMINATION BY PARENT. This Agreement may be terminated by Parent upon written notice to the Company and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the stockholders of Parent, by action of the Board of Directors of Parent, if:

(a) the Company shall have breached or failed to perform any of the representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty shall have become untrue, in either case such that (i) the conditions set forth in SECTION 7.3(a) or (b) would not be satisfied as of the time of such breach or failure or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true is incapable of being cured or, if capable of being cured, or has not been cured within thirty (30) business days following receipt by the Company of written notice of such failure or breach; or

(b) (i) the Board of Directors of the Company or any committee thereof shall have withdrawn, or modified in a manner adverse to Parent, its approval or recommendation of the Merger or this Agreement, (ii) the Company shall have failed to include in the Proxy Statement the recommendation of the Board of Directors of the Company in favor of approval of the Merger and this Agreement,
(iii) in connection with a Rule 14d-9 disclosure, the Board of Directors of the Company shall have taken any action other than a rejection of a Rule 14d-9 proposal, (iv) the Board of Directors of the Company or any committee thereof shall have recommended to the Company's stockholders any Company Acquisition Proposal, (v) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing or (vi) any Company Acquisition Proposal is consummated or an agreement with respect to any Company Acquisition Proposal is executed.

8.5 EFFECT OF TERMINATION; TERMINATION FEE.

(a) Except as set forth in this SECTION 8.5, in the event of termination of this Agreement by either Parent or the Company as provided in this Article VIII, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective affiliates, officers, directors or stockholders, except (x) with respect to the treatment of confidential information pursuant to SECTION 6.6, the payment of expenses pursuant to SECTION 9.1, and Article IX generally, (y) to the extent that such termination results from a breach of a Party of any of its covenants or agreements in this Agreement or (z) with respect to any intentional misrepresentations in connection with or pursuant to this Agreement or the transactions contemplated hereby.

(b) In the event that this Agreement is terminated (i) by the Company pursuant to SECTION 8.3(c) or (ii) by Parent pursuant to SECTION 8.4(b), then the Company shall promptly, but in no event later than the date of such termination by the Company or the fifth (5th) business day after such termination by Parent, as applicable, pay Parent a fee equal to $2,680,000 (the "TERMINATION FEE") payable by wire transfer in immediately available funds. In the event that this Agreement is terminated by either the Company or Parent (i) pursuant to SECTION 8.2(c), or (ii) pursuant to SECTION 8.2(a) due to the Company Stockholders Meeting not occurring as a result of a Company Acquisition Proposal, then the Company shall promptly, but in no event later than the fifth (5th) business day after the later to occur of such termination or the receipt of the Parent Fees and Expenses Statement referred to below, pay to Parent an amount equal to the out-of-pocket fees and expenses incurred by Parent and Merger Sub in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, reasonable attorney's fees and expenses, reasonable advisor fees and expenses and printing, mailing and solicitation costs and expenses) through the date of termination of this Agreement (the "PARENT FEES AND EXPENSES"), which shall be supported by reasonable documentation of such fees and expenses provided by Parent to the Company (the "PARENT FEES AND EXPENSES STATEMENT"); provided, further, that if (i) the Company shall have received a Company Acquisition Proposal from any Person or group which shall not have expired or been revoked prior to such termination of this Agreement and (ii) within twelve (12) months after such termination a Company Acquisition Proposal is consummated or the Company shall have entered into an agreement with respect to a Company Acquisition Proposal which is subsequently consummated, then the Company shall pay to Parent an amount equal to the Termination Fee less any Parent Fees and Expenses paid previously by the Company pursuant to this SECTION 8.5 within five (5) business days after the consummation of such Company Acquisition Proposal, payable by wire transfer of same day funds. The Company acknowledges that the agreements contained in this
SECTION 8.5(B) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement, and accordingly, if the Company fails promptly to pay the amount due pursuant to this SECTION 8.5(b), and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this SECTION 8.5(b), the Company shall pay to Parent its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(c) In the event that (i) this Agreement is terminated by either the Company or Parent pursuant to SECTION 8.2(d) and at the time of the Parent Stockholders Meeting there existed a Parent Acquisition Proposal (as defined below), (ii) this Agreement is terminated by the Company pursuant to SECTION 8.3(b), or (iii) this Agreement is terminated by the Company pursuant to SECTION 8.2(a) or 8.3(a) as a result of the condition to the Company's obligation to consummate the Merger set forth in SECTION 7.2(d) not being satisfied, then Parent shall promptly, but in no event later than the fifth (5th) business day after the date of such termination, pay the Company a fee equal to the Termination Fee, payable by wire transfer of same day funds. In the event that this Agreement is terminated by either the Company or Parent pursuant to SECTION 8.2(d) and at the time of the Parent Stockholders Meeting there did not exist a Parent Acquisition Proposal, then Parent shall promptly, but in no event later than the fifth (5th) business day after the later to occur of such termination or the receipt of the Company Fees and Expenses Statement referred to below, pay to the Company an amount equal to the out-of-pocket fees and expenses incurred by the Company in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, reasonable attorney's fees and expenses, reasonable advisor fees and expenses and printing, mailing and solicitation costs and expenses) through the date of termination of this Agreement, which shall be supported by reasonable documentation of such fees and expenses provided by the Company to Parent (the "COMPANY FEES AND EXPENSES STATEMENT"). Parent acknowledges that the agreements contained in this
SECTION 8.5(c) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement, and accordingly, if Parent fails promptly to pay the amount due pursuant to this SECTION 8.5(c), and, in order to obtain such payment, the Company commences a suit which results in a judgment against Parent for the fee set forth in this SECTION 8.5(c), Parent shall pay to the Company its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. As used herein, the term "PARENT ACQUISITION PROPOSAL" shall mean any inquiry, proposal or offer relating to any (i) merger, consolidation, business combination, or similar transaction involving Parent, (ii) sale, lease or other disposition, directly or indirectly, of all or a substantial portion of the assets or revenues of Parent and its Subsidiaries, taken as a whole in one or more transactions, (iii) issuance, sale, or other disposition of a majority of the voting equity securities (or options, rights or warrants to purchase such securities, or securities convertible into such securities) of Parent, (iv) liquidation, dissolution, recapitalization or other similar type of transaction with respect to Parent, (v) tender offer or exchange offer for a majority of the voting equity securities of Parent; or (vi) other transaction which is similar in form, substance or purpose to any of the foregoing transactions in the case of (i), (ii), (iii), (iv), (v) or (vi) above, which transaction would result in a third party (or its stockholders) acquiring more than fifty percent (50%) of the voting power of, or economic interest in, Parent or the assets representing more than fifty percent (50%) of the net income, net revenue or assets of Parent on a consolidated basis, provided, however, that the term "PARENT ACQUISITION PROPOSAL" shall not include the Merger and the transactions contemplated hereby.

(d) In the event both Parent and the Company would otherwise be entitled to receive the Termination Fee under this SECTION 8.5 in connection with the termination of this Agreement, neither party shall be required to make any payment under this SECTION 8.5.

(e) If this Agreement is terminated under circumstances in which Parent or the Company is entitled to receive the Termination Fee, (i) the obligation to pay the Termination Fee shall survive the termination of this Agreement and (ii) the payment of the Termination Fee shall be the sole and exclusive remedy available to Parent or the Company, as applicable. Notwithstanding anything to the contrary contained herein, in the event of a willful breach by a Party of any covenant contained in this Agreement, the other Party hereto shall have all rights, powers and remedies against the other party that may be available at law or in equity. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any such right, power or remedy by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party.

                                   ARTICLE IX

                            MISCELLANEOUS AND GENERAL

9.1 PAYMENT OF EXPENSES. Whether or not the Merger shall be consummated, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby (the "TRANSACTION EXPENSES").

9.2 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties made in SECTIONS 5.1 and 5.2 hereof shall not survive beyond the Effective Time or a termination of this Agreement, except to the extent a willful breach of such representation or intentional or Knowing misrepresentation formed the basis for such termination. This SECTION 9.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement pursuant to ARTICLE VIII, including the payment of any Termination Fee.

9.3 MODIFICATION OR AMENDMENT. Subject to the applicable provisions of the DGCL, at any time prior to the Effective Time, the Parties, by resolution of their respective Board of Directors, may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective Parties; provided, however, that after approval of the Merger by the stockholders of either the Company or Parent is obtained, no amendment which requires further stockholder approval shall be made without such approval of stockholders.

9.4 WAIVER OF CONDITIONS. The conditions to each of the Parties' obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

9.5 COUNTERPARTS. For the convenience of the Parties, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.6 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

(b) Each of Parent, Merger Sub and the Company hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Agreement or any other instrument, document or agreement executed or delivered in connection herewith and the transactions contemplated hereby and thereby, whether arising in contract, tort, equity or otherwise, to the exclusive jurisdiction of any state or federal court located in the State of Delaware and waives any and all objections to jurisdiction that it may have under the laws of the United States or of any state.

(c) Each of Parent, Merger Sub and the Company waives any objection that it may have (including, without limitation, any objection of the laying of venue or based on FORUM NON CONVENIENS) to the location of the court in any proceeding commenced in accordance with this SECTION 9.6.

9.7 NOTICES. Any notice, request, instruction or other document to be given hereunder by any party to the other Parties shall be deemed delivered upon actual receipt and shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, reputable overnight courier, or by facsimile transmission (with a confirming copy sent by reputable overnight courier), as follows:

(a) if to Parent or Merger Sub, to:

divine, inc.
1301 N. Elston Avenue
Chicago, Illinois 60622
Attention: Jude M. Sullivan Facsimile: (773) 394-6603

with a copy to:
Katten Muchin Zavis Rosenman
525 West Monroe Street Suite 1600
Chicago, Illinois 60661-3693
Attention: Jeffrey R. Patt Facsimile: (312) 902-1061

(b) if to the Company, to:

Viant Corporation
89 South Street
Boston, Massachusetts 02111 Attention: Robert Gett Facsimile: (617) 531-3708

with a copy to:
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304-1050
Attention: Issac J. Vaughn Facsimile: (650) 493-6811

or to such other Persons or addresses as may be designated in writing by the party to receive such notice.

9.8 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement, including the Exhibits and Disclosure Schedules, together with the Confidentiality Agreement, (i) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior or contemporaneous agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof, and (ii) shall not be assigned by operation of law or otherwise (and any attempt to do so shall be void).

9.9 PARTIES IN INTEREST. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article IV hereof and other than as contemplated in SECTIONS 6.13, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

9.10 Certain Definitions. As used herein:

(a) "COMPANY OPTIONS" means each outstanding and unexercised option to purchase Company Shares under any Company Option Plan or otherwise.

(b) "COMPANY RIGHT" means the right, issued pursuant to the Company Rights Agreement, to purchase one one-thousandth (0.001) of a share of Series A Participating Preferred Stock.

(c) "COMPANY RIGHTS AGENT" means Fleet National Bank, as rights agent, under the Company Rights Agreement.

(d) "COMPANY RIGHTS AGREEMENT" means the Preferred Stock Rights Agreement, dated as of March 27, 2001, by and between the Company and Fleet National Bank, as rights agent.

(e) "COMPANY SIGNIFICANT TAX AGREEMENT" is any agreement to which the Company or any Subsidiary of the Company is a party under which the Company or any Subsidiary could reasonably be expected to be liable to another party under such agreement in an amount in excess of $25,000 in respect of Taxes payable by such other party to any taxing authority.

(f) "ENCUMBRANCE" means any claim, lien, pledge, charge, security interest, equitable interest, option, right of first refusal or preemptive right, condition, or other restriction of any kind, including any restriction on use, voting (in the case of any security), transfer, receipt of income, or exercise of any other attribute of ownership.

(g) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

(h) "GOVERNMENTAL ENTITY" means the United States or any state, local or foreign government, or instrumentality, division, subdivision, agency, department or authority of any thereof.

(i) "KNOWLEDGE" and "KNOWING" with respect to a party hereto shall mean the actual knowledge of any of the executive officers and directors of such party, provided that such persons shall have made due and diligent inquiry of those officers and other managers of such party and its Subsidiaries who are responsible for the matters represented.

(j) "MATERIAL ADVERSE EFFECT" shall mean any adverse change in the business, operations, liabilities (contingent or otherwise), results of operations, prospects, financial performance or condition of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as the case may be, which is material to (1) (A) Parent and its Subsidiaries, taken as a whole, or
(B) Parent's software business or managed hosting business or (2) the Company and its Subsidiaries, taken as a whole, as the case may be; provided, however, that in no event shall any of the following, in and of themselves, constitute a Material Adverse Effect: (i) any change in or effect on the business of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, as applicable, to the extent caused by, relating to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement or pendency thereof; (ii) any change in the market price or trading volume of the Company Shares or Parent Common

Stock, as applicable, on or after the date of this Agreement; or (iii) any change, effect or occurrence attributable to the United States economy as a whole, the industries in which Parent or the Company, as applicable, compete or the foreign economies where Parent or the Company, as applicable, have material operations or sales or (iv) the receipt by any Party of any notice regarding de-listing of such Party's stock from the NNM.

(k) "PARENT RIGHTS AGREEMENT" the Rights Agreement, dated as of February 12, 2001, by and between Parent and Computershare Investor Services, LLC, as rights agent, as amended by Amendment No. 1 to Rights Agreement, dated as of July 8, 2001, and Amendment No. 2 to Rights Agreement, dated as of August 15, 2001.

(l) "PARENT SIGNIFICANT TAX AGREEMENT" is any agreement to which the Parent or any Subsidiary of the Parent is a party under which the Parent or any Subsidiary could reasonably be expected to be liable to another party under such agreement in an amount in excess of $25,000 in respect of Taxes payable by such other party to any taxing authority.

(m) "PERSON" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, entity or Governmental Entity.

(n) "RETURNS" means all returns, declarations, reports, statements and other documents required to be filed in respect of Taxes, and any claims for refund for Taxes, including any amendments or supplements to any of the foregoing.

(o) "SUBSIDIARY" shall mean (i) any entity of which fifty percent (50%) or more of the outstanding voting securities or interests are owned directly or indirectly by a Party; (ii) any entity of which 50% of the economic interests, in the case of partnerships or limited liability companies, are owned directly or indirectly by a Party; (iii) any entity as to which a Party (through any entity or otherwise) directly or indirectly has the power to control, by contract or otherwise an entity; (iv) any entity in which a Party (A) may appoint a controlling portion of the board of directors (by contract or otherwise) of any entity, (B) may appoint or nominate representative(s) to the board of directors of any entity and such appointees or nominees have a disproportionate voting power relative to the other directors residing on such board of directors or (C) controls a block of equity or other interest which enable such party to approve or disapprove the capitalization, liquidation, reorganization, merger or sale of all or substantially all of the assets of an entity; or (v) with respect to Parent, Northern Light Technologies and Delano Technology Corporation.

(p) "TAX" or "TAXES" refers to any and all federal, state, local and foreign, taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including without limitation taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, net worth, capital stock, withholding, payroll, social security, recapture, employment, excise, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts and including any liability for taxes of a predecessor entity, in any case, whether challenged or not; provided, however, that the term "TAX" or "TAXES" shall not be deemed to include claims by any governmental authority under an escheat, unclaimed property, or similar provision of applicable law.

9.11 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

9.12 SPECIFIC PERFORMANCE. The Parties acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the Parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

9.13 RECOVERY OF ATTORNEY'S FEES. In the event of any litigation between the Parties relating to this Agreement, the prevailing party shall be entitled to recover its reasonable attorney's fees and costs (including court costs) from the non-prevailing party, provided that if both Parties prevail in part, the reasonable attorney's fees and costs shall be awarded by the court in such manner as it deems equitable to reflect the relative amounts and merits of the Parties' claims.

9.14 CAPTIONS. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

9.15 NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction will be used against any party hereto.

      [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto and shall be effective as of the date first hereinabove written.

                                  DIVINE, INC.



                                     By: /s/ Andrew J. Filipowski
                                         ------------------------------------
                                         Name:  Andrew J. Filipowski
                                         Title: Chairman and Chief
                                                Executive Officer





                             DVC ACQUISITION COMPANY



                                     By: /s/ Andrew J. Filipowski
                                         ------------------------------------
                                         Name:  Andrew J. Filipowski
                                         Title: Vice President





                                VIANT CORPORATION



                                     By: /s/ Robert L. Gett
                                         ------------------------------------
                                         Name:  Robert L. Gett
                                         Title: Chairman and Chief
                                                Executive Officer




       [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION]

                                  EXHIBIT 99.1

divine TM NEWSRELEASE

                          WWW.DIVINE.COM NASDAQ : DVIN

DIVINE                                                      VIANT
INVESTORS:                    MEDIA INQUIRIES:              MEDIA INQUIRIES:         INVESTORS:
----------                    ----------------              ----------------         ----------
Brenda Lee Johnson            Susan Burke/Anne Schmitt      Carol Trager             Dwayne Nesmith Direct:
773.394.6873                  Direct: 773.394.6746/ 6827    Direct: 617.531.3784     Direct: 617.531.3700
brenda.johnson@divine.com     susan.burke@divine.com        ctrager@viant.com        dnesmith@viant.com
                              anne.schmitt@divine.com



FOR IMMEDIATE RELEASE

                DIVINE AND VIANT SIGN DEFINITIVE MERGER AGREEMENT

      COMBINED COMPANY TO HAVE EXPANDED GLOBAL 5000 CLIENT BASE, GEOGRAPHIC
            REACH, VERTICAL EXPERTISE AND STRONG FINANCIAL FOUNDATION

CHICAGO - APRIL 5, 2002 - divine, inc. (Nasdaq: DVIN), a leading provider of solutions for the extended enterprise, and Viant Corporation (Nasdaq: VIAN), a provider of digital business solutions, announced today that they have entered into a definitive agreement under which divine will acquire Viant in a stock-for-stock transaction. Under the terms of the agreement, approved by the Board of Directors of each company, divine will acquire all of the outstanding shares of Viant common stock for approximately 200 million shares of divine's Class A common stock. Viant stockholders will receive 3.977 shares of divine Class A common stock for each Viant share. In addition, the agreement contemplates the payment by Viant of a cash dividend of $24 million, in the aggregate, to the Viant stockholders prior to the consummation of the merger. The record date for such dividend has not yet been set. The deal will be subject to a number of closing conditions, including approval of divine's and Viant's stockholders.

"Viant's expertise in deploying collaborative technology solutions that enable knowledge sharing with customers, partners and employees represents a perfect strategic fit with divine's solutions for the extended enterprise," said Andrew "Flip" Filipowski, chairman and chief executive officer of divine. "In addition, Viant provides divine with a significant new consulting presence in the Northeast, as well as great talent and a legacy of long-term client relationships."

divine provides integrated solutions combining software, professional services and managed services that help organizations drive profitability and competitive advantage by extending their core business systems, thus enabling collaboration, interaction, and information-sharing with their customers, partners and suppliers. Viant, a professional services firm, develops and implements digital business solutions to help clients utilize their assets for better business performance, applying expertise in key technologies and industry vertical depth in financial services, media and entertainment, and health care. The addition of Viant is expected to expand divine's client base, extend its geographic reach into the Northeast with offices in Boston and New York, enhance divine's presence in Los Angeles, and expand divine's services capabilities and market penetration in key vertical industries.

"We believe that today's announcement is great news for our clients, shareholders and employees," said Viant Chairman and CEO Bob Gett. "We see this combination with divine as providing even greater resources and enhancing the services and solutions we can deliver. In particular, we see great opportunities to leverage divine's international capabilities and product offerings to better serve our clients."

Added divine Chief Financial Officer Michael Cullinane: "Through this deal, divine is expanding our professional services organization with a deep talent pool, top-flight client base and complementary vertical expertise. In addition, this acquisition reinforces divine's strong financial position, and is consistent with our goal to achieve profitability by the fourth quarter of this year."

Filipowski and Gett will participate in a conference call for reporters and analysts at 1 p.m. CST today. To participate, call 888.834.5486. The pass code is "divine." The leader is Susan Burke.

ABOUT VIANT CORPORATION

Viant, a professional services organization providing digital business solutions, applies industry insight and technology understanding to help clients leverage assets for better business performance. Founded in 1996, Viant employs professionals from the creative, technology and strategy disciplines and maintains a presence in Boston, Los Angeles, and New York. More information about Viant can be found at www.viant.com.

About divine, inc.

divine, inc., is focused on extended enterprise solutions. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in collaboration, interaction, and knowledge solutions that enlighten, empower and extend enterprise systems.

Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 20,000 customers. For more information, visit divine's web site at www.divine.com.

                                      # # #

DIVINE INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND DIVINE AND VIANT INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT DIVINE, VIANT AND THE PROPOSED TRANSACTION. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this news release.

divine, inc. and Viant Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Viant with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001, and divine's proxy statement/prospectus, which was filed with the SEC on September 17, 2001. Information regarding Viant's directors and executive officers is included in Viant's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 27, 2001. More recent information regarding the directors and executive officers of divine and Viant and additional information regarding both companies and the interests of their directors and executive officers in the proposed transaction will be included and/or incorporated by reference in the joint proxy statement/prospectus regarding the proposed transaction to be filed with the SEC. Each of divine and Viant file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by divine and Viant with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from divine or Viant by making your request to the respective contacts listed at the beginning of this news release.

IMPORTANT NOTICE

The statements contained in this news release that are forward-looking are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of risks, uncertainties and other factors that could cause divine's actual results, performance, prospects or opportunities in 2002 and beyond to differ materially from these expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that the Viant Corporation business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; divine's ability to satisfy the continued listing requirements of the Nasdaq National Market; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K filed with the SEC. You should not place undue reliance on any forward-looking statements. Except as required by the federal securities laws, divine undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this news release.

                                    ANNEX R

              HISTORICAL FINANCIAL STATEMENTS OF VIANT CORPORATION

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Viant Corporation

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Viant Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 13, 2002, except as to Note 18, which is as of March 7, 2002

                                VIANT CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                   YEAR ENDED
                                      -----------------------------------------
                                      DECEMBER 31,   DECEMBER 31,  DECEMBER 31,
                                         2001           2000          1999
                                      ------------   ------------  ------------
Net revenues.........................   $ 34,606      $127,162       $61,332

Operating expenses:
  Professional services..............     35,755         57,779       28,509
  Sales and marketing................      7,228         11,217        6,688
  General and administrative.........     35,813         53,402       22,837
  Research and development...........      1,631          5,229        3,623
  Restructuring......................     31,015          6,028           --
                                        --------       --------      -------
    Total operating expenses.........    111,442        133,655       61,657
                                        --------       --------      -------
    Loss from operations.............    (76,836)        (6,493)        (325)
Interest income......................      6,757         11,950        2,197
Interest expense.....................       (139)          (229)        (402)
Other expense, net...................     (1,774)        (4,243)          (2)
                                        --------       --------      -------
  Income (loss) before income taxes..    (71,992)           985        1,468
Provision for income taxes...........         --          3,448           57
                                        --------       --------      -------
Net income (loss)....................   $(71,992)      $ (2,463)     $ 1,411
                                        ========       ========      =======
Net income (loss) per share:
  Basic..............................   $  (1.44)      $  (0.05)     $  0.05
  Diluted............................   $  (1.44)      $  (0.05)     $  0.04
Shares used in computing net income
  (loss) per share:
  Basic..............................     49,944         48,049       27,208
  Diluted............................     49,944         48,049       31,904




The accompanying notes are an integral part of these consolidated financial statements.

               VIANT CORPORATION CONSOLIDATED BALANCE SHEET (IN
                   THOUSANDS, EXCEPT SHARE DATA)


                                                                               DECEMBER 31,      DECEMBER 31,
                                                                                  2001              2000
                                                                               ------------      ------------
                                     ASSETS
Current assets:
  Cash and cash equivalents.................................................     $ 43,601          $141,629
  Short-term investments....................................................       94,158            43,758
  Accounts receivable, net..................................................        2,561            22,366
  Prepaid expenses and other current assets.................................        1,462             3,910

    Total current assets....................................................      141,782           211,663
Property and equipment, net.................................................        8,226            15,300
Long-term investments.......................................................          314             1,038
Other assets................................................................        3,778             3,681
                                                                                 --------          --------
    Total assets............................................................     $154,100          $231,682
                                                                                 ========          ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of capital lease obligations..............................     $    741          $    678
  Accounts payable..........................................................        1,673             6,109
  Accrued expenses..........................................................        5,830            15,503
  Restructuring reserve.....................................................       17,885             5,174
  Deferred revenues.........................................................          665             5,680
                                                                                 --------          --------
    Total current liabilities...............................................       26,794            33,144
  Capital lease obligations, net of current portion.........................          114               855
  Restructuring reserve, net of current portion.............................        2,937                --
                                                                                 --------          --------
    Total liabilities.......................................................       29,845            33,999
                                                                                 --------          --------
  Commitments (Note 10 and 18)                                                         --                --
Stockholders' equity:
  Preferred stock, $0.001 par value; Authorized: 5,000,000 shares;
    Issued and outstanding: no shares at December 31, 2001 and 2000.........           --                --
  Common stock, $0.001 par value; Authorized: 200,000,000 shares;
    Issued and outstanding: 51,591,468 and 48,877,468 shares at
    December 31, 2001 and 50,977,702 and 49,952,702 shares at
    December 31, 2000, respectively.........................................           52                51
  Additional paid-in capital................................................      217,239           219,528
  Treasury stock, at cost, 2,714,000 and 1,025,000 shares at December 31,
    2001 and 2000, respectively.............................................       (7,188)           (5,049)
  Deferred compensation.....................................................           --            (2,958)
  Accumulated other comprehensive income....................................          100                67
  Accumulated deficit.......................................................      (85,948)          (13,956)
                                                                                 --------          --------
Total stockholders' equity..................................................      124,255           197,683
                                                                                 --------          --------
Total liabilities and stockholders' equity..................................     $154,100          $231,682
                                                                                 ========          ========


The accompanying notes are an integral part of these consolidated financial statements.

                                   VIANT CORPORATION

                         CONSOLIDATED STATEMENT OF CASH FLOWS

                                    (IN THOUSANDS)


                                                                                  YEAR ENDED
                                                                   ------------------------------------------
                                                                   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                      2001           2000           1999
                                                                   ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income.............................................    $ (71,992)      $ (2,463)     $   1,411
  Adjustments to reconcile net (loss) income to net cash........
    (used in) provided by operating activities:
    Tax benefit from disqualifying dispositions.................           --          2,680             57
    Depreciation................................................        5,640          4,174          1,958
    Loss on disposal of fixed assets in restructuring...........        3,748            224             --
    Write-down of investments...................................        1,695          3,852             --
    Stock-based compensation expense............................           52          1,386            253
    Changes in operating assets and liabilities:
      Accounts receivable, net..................................       19,805         (6,009)       (11,455)
      Prepaid expenses and other assets.........................        2,351         (5,735)          (934)
      Accounts payable..........................................       (4,436)         3,232          2,251
      Accrued expenses..........................................       (9,673)         2,122         10,474
      Restructuring reserve.....................................       16,288          5,174             --
      Deferred revenues.........................................       (5,015)         2,932          1,696
                                                                    ---------       --------      ---------
        Net cash (used in) provided by operating activities.....      (41,537)        11,569          5,711
                                                                    ---------       --------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments...........................     (165,487)       (90,996)      (126,619)
  Maturities of short-term investments..........................      115,087        168,964          5,495
  Purchases of long-term investments............................         (971)       (21,946)            --
  Proceeds from sale of long-term investments...................           --         18,126             --
  Proceeds from sale of fixed assets............................          243            200             --
  Purchases of property and equipment...........................       (3,197)       (13,131)        (4,210)
                                                                    ---------       --------      ---------
        Net cash (used in) provided by investing activities.....      (54,325)        61,217       (125,334)
                                                                    ---------       --------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of convertible preferred stock, net....           --             --             75
  Proceeds from issuance of common stock, net...................          618          7,978        171,623
  Purchases of treasury stock...................................       (2,139)        (5,049)            --
  Principal payments on borrowings on lines of credit...........           --             --         (3,453)
  Principal payments on capital lease obligations...............         (678)          (608)          (376)
                                                                    ---------       --------      ---------
        Net cash (used in) provided by financing activities.....       (2,199)         2,321        167,869
                                                                    ---------       --------      ---------
Effect of exchange rate changes on cash and cash equivalents....           33             72             (5)
                                                                    ---------       --------      ---------
Net (decrease) increase in cash and cash equivalents............      (98,028)        75,179         48,241
Cash and cash equivalents at beginning of year..................      141,629         66,450         18,209
                                                                    ---------       --------      ---------
Cash and cash equivalents at end of year........................    $  43,601       $141,629      $  66,450
                                                                    =========       ========      =========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest..........................................    $     134       $    222      $     402
NONCASH INVESTING AND FINANCING ACTIVITIES:
Equipment acquired under capital lease obligations..............    $      --       $     --      $     467

The accompanying notes are an integral part of these consolidated financial statements.

                                VIANT CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (IN THOUSANDS, EXCEPT SHARE DATA)


                                            PREFERRED STOCK         COMMON STOCK         TREASURY STOCK     ADDITIONAL
                                      ------------------------   ------------------   -------------------    PAID-IN
                                         SHARES         VALUE      SHARES       PAR     SHARES     AMOUNT    CAPITAL
                                      -----------     --------   ----------     ---   ---------   --------  ----------

Balance at January 1,1999..........   13,166,467      $32,136    7,524,580      $ 8         --    $   --     $    425

Issuance of common stock upon
  exercise of stock options........                              2,599,496        2                             1,159

Tax benefit from exercise
  of stock options................                                                                                 57

Issuance of Series C
  preferred stock upon
  exercise of warrants............         5,517           20

Issuance of Series D
preferred stock...................         8,661           55

Conversion of preferred
  stock into common stock.........    (13,180,645)    (32,211)  26,361,290       26                            32,185

Initial public offering of
  common stock.....................                              6,900,000        6                            50,150

Secondary public offering
  of common stock.................                               2,685,920        4                           120,302

Compensation related to
  grant of nonemployee
  common stock options............                                                                                211

Deferred compensation
  related to grant of
  employee common stock
  options and subsequent
  amortization....................                                                                              4,000

Cumulative translation
  adjustment......................

Net income........................
                                      -----------    --------   ----------     ---   ---------  --------      -------
Balance at December 31, 1999......            --           --   46,071,286      46          --        --      208,489

Issuance of common stock upon
  exercise of stock options........                              4,064,819       4                              3,784

Issuance of common stock under
  employee stock purchase plan....                                 772,229       1                              4,189

Issuance of common stock upon
  exercise of warrants.............                                 69,368

Purchase of treasury stock.........                                                  1,025,000     (5,049)

Compensation related to grant of
  nonemployee common stock options                                                                                386

Tax benefit from exercise of
  stock options...................                                                                              2,680

Amortization of deferred
  compensation related to
  grant of employee common
  stock options...................

Cumulative translation adjustment..

Net loss...........................
                                      -----------    --------   ----------     ---   ---------  --------      -------

Balance at December 31, 2000......             --          --   50,977,702      51   1,025,000    (5,049)     219,528

Issuance of common stock upon
  exercise of stock options.......                                 440,895       1                                346

Issuance of common stock under
  employee stock purchase plan....                                 172,871      --                                271

Purchase of treasury stock........                                                   1,689,000     (2,139)

Compensation related to grant of
  nonemployee common stock options                                                                                 10

Amortization and cancellation
  of deferred compensation
  related to grant of employee
  common stock options.............                                                                            (2,916)

Cumulative translation adjustment

Net loss..........................

                                      -----------    --------   ----------      ---  ---------  --------      -------
Balance at December 31, 2001.......           --     $     --   51,591,468      $52  2,714,000    (7,188)    $217,239
                                      ==========     ========   ==========      ===  =========  ========      =======



                                                        ACCUMULATED
                                                          OTHER                        TOTAL        COMPREHENSIVE
                                         DEFERRED      COMPREHENSIVE   ACCUMULATED   STOCKHOLDERS'     INCOME
                                      COMPENSATION    INCOME (LOSS)     DEFICIT        EQUITY          (LOSS)
                                      ------------    -------------   -----------   -------------   -------------

Balance at January 1,1999.........          $ --         $ --          $(12,904)      $ 19,665

Issuance of common stock upon
  exercise of stock options........                                                      1,161

Tax benefit from exercise
  of stock options................                                                          57

Issuance of Series C
  preferred stock upon
  exercise of warrants............                                                          20

Issuance of Series D
  preferred stock.................                                                          55

Conversion of preferred
  stock into common stock..........                                                         --

Initial public offering of
  common stock.....................                                                     50,156

Secondary public offering
  of common stock.................                                                     120,306

Compensation related to
  grant of nonemployee
  common stock options............                                                         211

Deferred compensation
  related to grant of
  employee common stock
  options and subsequent
  amortization....................        (3,958)                                           42

Cumulative translation
  adjustment......................                         (5)                              (5)          $   (5)

Net income........................                                        1,411          1,411             1,411
                                      ------------    -------------   -----------   -------------   -------------
Balance at December 31, 1999......        (3,958)          (5)          (11,493)        193,079           $1,406
                                                                                                         =======

Issuance of common stock upon
  exercise of stock options........                                                       3,788

Issuance of common stock under
  employee stock purchase plan....                                                        4,190

Issuance of common stock upon
  exercise of warrants............

Purchase of treasury stock........                                                       (5,049)

Compensation related to grant of
  nonemployee common stock options                                                          386

Tax benefit from exercise of stock
  options.........................                                                        2,680

Amortization of deferred
  compensation related to
  grant of employee common
  stock options...................         1,000                                           1,000

Cumulative translation
  adjustment......................                         72                                72         $      72

Net loss..........................                                        (2,463)        (2,463)           (2,463)
                                      ------------    -------------   -----------   -------------   -------------
Balance at December 31, 2000......        (2,958)          67             (13,956)      197,683         $  (2,391)
                                                                                                    =============

Issuance of common stock upon
  exercise of stock options.......                                                          347

Issuance of common stock under
  employee stock purchase plan....                                                          271

Purchase of treasury stock........                                                       (2,139)

Compensation related to grant of
  nonemployee common stock options                                                           10

Amortization and cancellation
  of deferred compensation
  related to grant of employee
  common stock options............       (2,958)                                             42

Cumulative translation adjustment.                          33                               33         $      33

Net loss........................                                        (71,992)         (71,992)         (71,992
                                      ------------    -------------   ---------      ------------   -------------
Balance at December 31, 2001......    $       --          $100         $(85,948)        $124,255        $ (71,959)
                                      ===========     =============   =========      ===========-   =============



The accompanying notes are an integral part of these consolidated financial statements.

                                VIANT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      DESCRIPTION OF BUSINESS

        Viant is a professional services firm that helps global companies identify and solve complex business problems with digital solutions. Viant creates value by deploying integrated teams of strategists, creative designers and technologists to work closely with the client to develop and implement solutions that address challenges facing businesses today. Viant focuses upon service offerings related to collaboration networks, knowledge portals and the leverage of intellectual property as a way to assist its clients in improving business process and increasing revenue productivity.


        Viant's financial results for the year ended December 31, 2001 declined substantially from the results for the year ended December 31, 2000, due to the significant decline in the market for Viant's services, along with the declining economic climate in the United States in late 2000 and in 2001. As a result of this decrease in demand, Viant's revenues for the year ended December 31, 2001 decreased 73% from the prior year and Viant's net loss increased from $2.5 million in 2000 to $72.0 million in 2001. Viant expects to continue to incur net losses in 2002. In response to these business conditions, Viant undertook restructuring actions to reduce headcount and close offices in December 2000, March 2001 and October 2001 (Note 8). Although Viant used cash in operations of $41.5 million in the year ended December 31, 2001, Viant had cash, cash equivalents and short-term investments of $137.8 million remaining at December 31, 2001. Viant believes that its current cash, cash equivalents and short-term investments will be sufficient to meet its working capital and capital expenditure requirements for at least the next 24 months.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

        The consolidated financial statements include the accounts of Viant and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

        Certain amounts in previously issued Financial Statements have been reclassified to conform to the current presentation.

Fiscal Year

        During 2000, Viant changed its fiscal year to coincide with the calendar year. All references herein to the results of operations for 2000 are the actual operating results for the fiscal year ended December 31, 2000. Prior to this change, Viant's fiscal year was the 52 -week period ending on the Friday nearest to the last day of December of that year. Had Viant not changed its fiscal year, the fiscal year 2000 would have ended on December 29, 2000; the change of the fiscal year in 2000 had an immaterial effect on these consolidated financial statements.

Cash, Cash Equivalents and Short-Term Investments

        Viant considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. All other investments with original maturities between 91 and 360 days are classified as short-term investments because they are liquid and are available to meet working capital needs. Short-term investments are classified as held -to-maturity securities and are recorded at amortized cost. Investments with original maturities greater than one year are classified as long-term investments. At December 31, 2001 and 2000, Viant's short-term investments consisted primarily of certificates of deposit, U.S. Government-backed securities and money market funds secured by U.S. Government-backed securities. At December 31, 2001, cash and cash equivalents include $5,638,000, which collateralize outstanding letters of credit (Note 18). In March 2002, Viant exercised a lease buy-out option on a Boston real estate lease. This buy-out agreement reduced the outstanding letters of credit and the required cash collateral by $3,683,000 (Note 18).

Concentrations of Credit Risk

        Financial instruments that potentially subject Viant to concentrations of credit risk consist primarily of cash equivalents, short -term investments and accounts receivable. Substantially all of Viant's cash equivalents and short-term investments are held at high credit quality financial institutions. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily located in the United States. Viant performs ongoing credit evaluations of its clients' financial condition and maintains reserves for potential credit losses based upon the expected collectibility of total accounts receivable.

        Two clients accounted for 10% and 21% of total net revenue in 2001. No client accounted for greater than 10% of total net revenue in 2000. Two clients accounted for 15% and 13% of total net revenues in 1999. At December 31, 2001, six clients accounted for 74% of total accounts receivable. At December 31, 2000, no one client accounted for more than 10% of accounts receivable.


Fair Value of Financial Instruments

        Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations and other credit facilities. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Short-term investments are carried in the financial statements at amortized cost, which approximates fair value.

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally 3-5 years. Equipment under capital leases is amortized over the shorter of the useful life of the equipment or the lease term. Leasehold improvements are amortized over the shorter of the lease period or the useful life of the improvement. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are relieved from accounts and any resulting gain or loss is reflected in the statement of operations.

Revenue Recognition

        Viant derives substantially all of its revenues from the performance of professional services. The contracts that it enters into and operates under specify whether the engagement is on a fixed-price or time and materials basis. For each engagement, Viant generally enters into a Master Services Agreement with its clients establishing the legal and general business terms of the relationship. As specific engagements are identified, Viant and the client then enter into separate statements of work that outline the time frame, billing rates and fees applicable to the specific engagement. Typically, these engagements are of a short predetermined time frame, generally lasting three to six months. A member of Viant's senior management team approves all contracts.

        We recognize all of our revenue under written service contracts with our clients. Revenues from time and materials service contracts are recognized as the services are provided. Revenues from fixed-price engagements are recognized using the percentage of completion method based on the ratio of costs incurred to the total estimated project costs. Project costs are based on the direct payroll and associated fringe benefits of the consultants on the engagement plus all direct expenses incurred to complete the engagement that are not reimbursed by the client. The percentage of completion method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and milestones set in the contract. Finance department personnel meet regularly with project managers to discuss the status of the projects and, for fixed-price engagements, the finance department is updated on the budgeted costs and required resources to complete the project. These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. In the past, we have been required to commit unanticipated additional resources to complete projects, which have resulted in lower than anticipated profitability or losses on those contracts. We may experience similar situations in the future. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant.

        In November 2001, FASB issued Topic Number D-103 regarding "Income Statement Characterization of Reimbursements Received for "Out-Of-Pocket" Expenses Incurred." This announcement requires that reimbursements received for out-of-pocket expenses should be characterized as revenue in our statement of operations. We incur incidental expenses in the delivery of services to our clients that in practice are commonly referred to as "out-of-pocket" expenses. These expenses include, but are not limited to, travel and administrative charges. Historically, we have reported our revenues net of these reimbursements; such reimbursements were offset against the related costs of professional services. The provisions of this announcement will be effective for fiscal years beginning after December 15, 2001, and therefore will be adopted by us, as required, on January 1, 2002. Comparative financial statements for prior periods will be reclassified to comply with the guidance of this FASB announcement. Management is currently determining what effect D-103 will have on Viant's financial position and results of operations.


Professional Services

        Professional services expenses consist primarily of compensation and benefit costs for employees engaged in the delivery of professional services and expenses related to client projects.

Sales and Marketing

        Sales and marketing expenses consist primarily of compensation, benefits and travel costs for employees in the sales and marketing groups, marketing program costs and an allocation of facilities costs.

General and Administrative

        General and administrative expenses consist primarily of compensation, benefits and travel costs for employees in Viant's management, human resources, finance and administration groups and facilities costs not allocated to sales and marketing or research and development.

Research and Development

        Viant's research and development efforts focus on evaluating and testing technologies to be deployed to clients. Accordingly, all research and development costs are charged to expense as incurred.

Stock-based Compensation

        Viant accounts for stock -based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation expense is recorded for options issued to employees in fixed amounts and with fixed exercise prices to the extent such exercise prices are less than the fair market value of Viant's common stock at date of grant. Viant follows the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" (Note 14).

Advertising Costs

        Viant charges the cost of advertising to expense as incurred, and is classified in selling and marketing in the consolidated statement of operations. These costs totaled $38,000, $3,005,000 and $19,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Impairment of Long-Lived Assets

        In accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. If such circumstances exist, the Company evaluates the carrying value of long-lived assets to determine if impairment exists based on estimated undiscounted future cash flows over the remaining useful life of the assets. In determining expected future cash flows, assets are grouped at the lowest level for which cash flows are identifiable and independent of cash flows from other asset groups. To date, no such impairment has been indicated. Should there be an impairment in the future, Viant will measure the amount of the impairment, if any, based on the fair value of the impaired assets. The cash flow estimates that are used contain management's best estimates, using appropriate and customary assumptions and projections at the time. See "New Accounting Pronouncements."

Income Taxes

        Viant records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining Viant's provision for income taxes, its deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. Viant evaluates the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The amount of the deferred tax asset considered realizable is based on significant estimates, and it is at least reasonably possible that changes in these estimates in the near term could materially affect Viant's financial condition and results of operations.

Earnings (Loss) per Share

        Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflect the maximum dilution that would have resulted from the assumed exercise and share repurchase related to dilutive stock options and is computed by dividing net income (loss) by the weighted average number of common shares and all dilutive securities outstanding.

        The reconciliation of the numerators and denominators of the basic and diluted net income (loss) per common share computations for the Company's reported net income (loss) is as follows (in thousands, except per share data):

                                                        2001           2000           1999
                                                      --------       --------       --------
Weighted average number of shares outstanding -
basic ..........................................        49,944         48,049         27,208
Incremental shares upon exercise of common stock
options ........................................          --             --            4,696
                                                      --------       --------       --------
Weighted average number of shares outstanding -
diluted ........................................        49,944         48,049         31,904
                                                      ========       ========       ========
Net income (loss) ..............................      $(71,992)      $ (2,463)      $  1,411
Basic income (loss) per share ..................      $  (1.44)      $  (0.05)      $   0.05
Diluted income (loss) per share ................      $  (1.44)      $  (0.05)      $   0.04


        Stock options to purchase shares of common stock totaling 0.9 and 13.4 million were outstanding at December 31, 2001 and 2000, respectively, but were not included in the calculation of diluted earnings per share since the effect was anti-dilutive.

Comprehensive Income (Loss)

        Comprehensive income (loss) includes net income (loss) as currently reported under generally accepted accounting principles and also considers the effect of additional economic events that are not required to be recorded in determining net income (loss) but are rather reported as a separate component of stockholders' equity. Viant reports foreign currency translation gains and losses as a component of comprehensive income (loss).

Segments and Geographic Information

        Viant engages in business activities in one operating segment, which provides professional services to global companies that seek to solve complex business problems with digital solutions. Revenues from and long-lived assets at Viant's international operations in Munich, whose operations ceased as a result of the restructuring undertaken in March 2001, and in London, whose operations ceased as a result of the restructuring undertaken in October 2001, are not significant for the periods reported.

Foreign Currency Translation

        Assets and liabilities of Viant's international operations are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at average exchange rates during the year. Translation adjustments are accumulated in a separate component of stockholders' equity. Realized gains and losses recorded in the statements of operations were not material for each period presented. Viant's foreign operations were substantially reduced as a result of the March and October 2001 reductions in force and office closures.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS 141 requires use of the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminated the pooling-of-interests method. SFAS 142 is effective for Viant on January 1, 2002 and requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangible assets into goodwill, the reassessment of the useful lives of existing recognized intangible assets, the reclassification of certain intangible assets out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. Since Viant has not previously completed any business combinations, the adoption of SFAS 141 and SFAS 142 will not have any impact on its financial statements.

        In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is required to be adopted for fiscal years beginning after June 15, 2002. Management is currently determining what effect, if any, SFAS 143 will have on Viant's financial position and results of operations.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 (APB 30), "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business." SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and thus will be adopted by the Company, on January 1, 2002. Management has determined that SFAS 144 will have no impact on Viant's financial position and results of operations.

        In November 2001, FASB issued Topic Number D-103 regarding "Income Statement Characterization of Reimbursements Received for "Out-Of-Pocket" Expenses Incurred." This announcement requires that reimbursements received for out-of-pocket expenses should be characterized as revenue in our statement of operations. We incur incidental expenses in the delivery of services to our clients that in practice are commonly referred to as "out-of-pocket" expenses. These expenses include, but are not limited to, travel and administrative charges. Historically, we have reported our revenues net of these reimbursements; such reimbursements were offset against the related costs of professional services. The provisions of this announcement will be effective for fiscal years beginning after December 15, 2001, and therefore will be adopted by us, as required, on January 1, 2002. Comparative financial statements for prior periods will be reclassified to comply with the guidance of this FASB announcement. Management is currently determining what effect D-103 will have on Viant's financial position and results of operations.

3.      SHORT TERM INVESTMENTS

        As of December 31, 2001 and 2000, Viant held investments in marketable securities that are classified as held-to-maturity. Marketable securities consisted of the following (in thousands):


                                                            NET
                                        AMORTIZED        UNREALIZED         FAIR
DECEMBER 31, 2001                         COST              GAIN            VALUE
-----------------                       ---------        ----------        -------
U.S. government notes and bonds.....     $94,158          $    65          $94,223

                                                            NET
                                        AMORTIZED        UNREALIZED         FAIR
DECEMBER 31, 2000                         COST              GAIN            VALUE
-----------------                       ---------        ----------        -------
U.S. government notes and bonds.....     $43,758          $    25          $43,783

        During 2000, Viant sold certain short-term and long-term investments classified as held-to-maturity. The investments were sold to re -allocate Viant's investment portfolio from corporate bonds and notes to U.S. government bonds and notes. The amortized cost of the securities sold was $36,605,000 and the net realized gain was immaterial.

4.      ACCOUNTS RECEIVABLE

        Accounts receivable consists of the following (in thousands):

                                             DECEMBER 31,           DECEMBER 31,
                                                2001                    2000
                                             ------------           ------------
Billed .............................          $  3,366                $ 22,645
Unbilled ...........................                54                   2,745
Allowance for doubtful accounts.....              (859)                 (3,024)
                                              --------                --------
                                              $  2,561                $ 22,366
                                              ========                ========


5.      PROPERTY AND EQUIPMENT

        Property and equipment consists of the following (in thousands):

                                             DECEMBER 31,           DECEMBER 31,
                                                2001                    2000
                                             ------------           ------------
Computer equipment and software.....          $ 10,796                $ 13,714
Furniture and equipment ............             1,532                   2,845
Leasehold improvements .............             5,624                   6,083
                                              --------                --------
                                                17,952                  22,642
Less: accumulated depreciation......            (9,726)                 (7,342)
                                              --------                --------
                                              $  8,226                $ 15,300
                                              ========                ========


Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $5,640,000, $4,174,000 and $1,958,000, respectively.

        Included in the above is equipment and leasehold improvements acquired under capital leases of $2,668,000 at December 31, 2001 and 2000. Depreciation expense on equipment and leasehold improvements acquired under capital lease was $535,000, $839,000 and $787,000 at December 31, 2001, 2000 and 1999,
respectively.

6.      LONG-TERM INVESTMENTS

        Investments in entities in which Viant has an equity interest of less than 20% and does not have the ability to exercise significant influence are classified as long-term investments. At December 31, 2001 and 2000, Viant's long -term investments consisted of investments accounted for under the cost method. At each balance sheet date, Viant assesses the value of its cost-based investments and recognizes any identified impairment. Viant recorded charges of $1,695,000 and $3,852,000 for the years ended December 31, 2001 and 2000, respectively, to account for identified impairments in certain of its cost-based investments.

7.      ACCRUED EXPENSES

        Accrued expenses consist of the following (in thousands):

                                      DECEMBER 31,            DECEMBER 31,
                                          2001                    2000
                                      ------------            ------------
Payroll and related.........           $ 4,143                    $12,977
Other ......................             1,687                      2,526
                                       =======                    =======
                                       $ 5,830                    $15,503
                                       =======                    =======


8.      RESTRUCTURING

        In December 2000, Viant recorded restructuring and other related charges of $6.0 million, consisting of $1.7 million for headcount reductions, $4.0 million for closure and consolidation of facilities and related fixed assets, and $0.3 million of other related restructuring charges. These restructuring and other related charges were taken to align Viant's cost structure with changing market conditions and decreased demand for Viant's services. The plan resulted in headcount reduction of 125 employees, which was made up of 99 professional services staff and 26 enterprise services staff.

        On March 27, 2001, Viant announced that it was undertaking additional cost cutting measures to address the increasingly challenging demand environment. Viant recorded additional restructuring costs of $16.7 million, consisting of $4.1 million for headcount reductions, $11.6 million for consolidation of facilities and related fixed assets, $6.5 million of which was an update to the fourth quarter 2000 estimated restructuring reserve, and $1.0 million of other restructuring related charges. This change in estimate was the result of the significant softening in the overall commercial real estate market. The $11.6 million for facilities costs represents future minimum facility lease payments net of amounts estimated to be received for subleases. This plan resulted in headcount reduction of 211 employees, which was made up of 152 professional services staff and 59 enterprise services staff. The reduction in force was primarily the result of the closure of the Houston, San Francisco and Munich offices.

        On October 12, 2001 Viant announced it would undertake further cost cutting measures. Viant recorded additional restructuring costs of $14.3 million during the fourth quarter 2001, consisting of $1.2 million for headcount reductions, $12.3 million for consolidation of facilities and related fixed assets, $8.6 million of which was an update to previous quarter restructuring estimates, and $0.8 million of other restructuring related charges. The change in estimate was the result of the continued significant softening in the overall commercial real estate market. The $12.3 million for facilities costs represents future minimum facility lease payments net of amounts estimated to be received for subleases. This plan resulted in the headcount reduction of 116 employees, which was made up of 82 professional services staff and 34 enterprise services staff. As a result of the restructuring, Viant closed its Atlanta, Chicago and London offices.

        As of December 31, 2001, $20.8 million remained accrued for restructuring. Of this amount, a $13.6 million cash outlay is expected in the first quarter of 2002, and the remaining cash outlay of approximately $6.7 million, primarily related to real estate lease obligations, is expected to occur over the next 6 years.

        Restructuring reserve activities as of and for the year ended December 31, 2000 was as follows (in thousands):

                                                                               BALANCE
                                                                             DECEMBER 31,
                                    EXPENSE             UTILIZATION             2000
                                    -------             -----------          ------------
Severance and benefits....           $1,744               $ (609)               $1,135
Facilities ...............            4,025                 (239)                3,786
Other ....................              259                   (6)                  253
                                     ------               ------                ------
Total ....................           $6,028               $ (854)               $5,174
                                     ======               ======                ======

Restructuring reserve activities as of and for the year ended December 31, 2001 was as follows (in thousands):


                                      BALANCE                                                              BALANCE
                                    DECEMBER 31,                                                         DECEMBER 31,
                                       2000                  EXPENSE              UTILIZATION               2001
                                   ------------             --------              -----------            ------------
Severance and benefits....           $  1,135               $  5,350               $ (6,366)               $    119
Facilities ...............              3,786                 23,810                 (7,029)                 20,567
Other ....................                253                  1,855                 (1,972)                    136
                                     --------               --------               --------                --------
Total ....................           $  5,174               $ 31,015               $(15,367)               $ 20,822
                                     ========               ========               ========                ========

9.      CREDIT FACILITIES

        In September 1996, Viant secured a revolving line of credit with a bank which provided for borrowings of up to $1,250,000. In July 1997, the revolving line of credit was increased to $3,000,000. In March 1998, Viant amended the revolving line of credit to provide for borrowings up to $5,000,000 including a $2,000,000 letter of credit facility. Borrowings under the revolving line of credit were limited to 80% of eligible accounts receivable plus $1,000,000. The revolving line of credit was repaid in full on July 1, 1999 and has not been renewed. Warrants to purchase 5,517 shares of Series C preferred stock were issued as part of the agreement and were exercised during 1999. At December 31, 2001 and 2000, letters of credit totaling $5,638,000 and $6,126,000, respectively, were collateralized by bank deposits (see Note 18). The letters of credit expire periodically through December 31, 2003.

10.     CAPITAL LEASE COMMITMENTS

        Viant leases certain equipment under capital leases. In March 1998, Viant entered into an agreement with a leasing company which provides for capital lease borrowings related to equipment purchases up to $3,250,000 at an interest rate of 10.9%, which expired in December 1999. Pursuant to the agreement, Viant issued warrants to purchase 35,986 shares of Series C preferred stock at $3.625 per share which expires five years from the date of an underwritten initial public offering of common stock. The value ascribed to these warrants was not material to Viant's financial position or results of operations.

        Minimum future lease commitments under noncancelable operating leases are disclosed in Note 18. Minimum future lease commitments under noncancelable capital leases at December 31, 2001 are as follows (in thousands):

2002.....................................................           $790
2003.....................................................            117
                                                                    ----
Total minimum lease payments ............................            907
Less: Amount representing interest ......................             52
                                                                    ----
Total present value of minimum capital lease payments....           $855
                                                                    ====


11.     RELATED PARTY TRANSACTIONS

        During 2000, Viant entered into an agreement with an employee for a personal loan in the amount of $400,000. Interest on the loan accrues quarterly at 6.1%. Principal and interest payments are due quarterly through December 31, 2004.

        During 1999, a Viant employee served on the Board of Directors for a client. Viant generated $3,141,000 in revenue from this client during 1999.

12.     PREFERRED STOCK

        In June 1999, in connection with Viant's initial public offering of common stock, all shares of preferred stock were converted into common stock. As of December 31, 2001, Viant's Certificate of Incorporation, as amended, has authorized Viant to issue 5,000,000 shares of preferred stock, $0.001 par value. There were no shares of preferred stock outstanding as of December 31, 2001 and 2000.

13.     COMMON STOCK

        In April 2001, the Board of Directors authorized an amendment to the 1999 Employee Stock Purchase Plan (the "1999 ESPP"), subject to stockholder approval, to increase the shares reserved for issuance by 1,000,000, in addition to shares allowed under the evergreen provision of the plan.

        In March 2001, 400,000 shares of common stock became available for issuance under Viant's 1999 ESPP, in accordance with a previously approved automatic increase feature in the plan on the anniversary of the adoption of the plan. This increased the number of shares for issuance under the plan from 800,000 to 1,200,000.

        In October 2000, Viant's Board of Directors authorized the repurchase of up to $50 million of Viant's outstanding common stock. The purpose of the stock repurchase program is to help Viant achieve its long-term goal of enhancing stockholder value. Under the stock repurchase program, Viant may purchase shares from time to time through October 2002 Viant repurchased 1.7 million shares for $2.1 million and 1.0 million shares for $5.0 million during the years ending December 31, 2001 and 2000, respectively.

        In March 2000, 400,000 shares of common stock became available for issuance under Viant's 1999 ESPP, in accordance with a previously approved automatic increase feature in the plan on the anniversary of the adoption of the plan. This increased the number of shares for issuance under the plan from 400,000 to 800,000.

        In February 2000, Viant's Certificate of Incorporation, as amended, increased the authorized common stock to 200,000,000 shares.

        On February 8, 2000, the Board of Directors of Viant approved a 2-for-1 stock split to be effected in the form of a 100% stock dividend to shareholders of record. This stock dividend has been given effect retroactively in these financial statements for all periods presented.


        On December 8, 1999, Viant closed its secondary public offering of common stock at a public offering price of $47.3125 per share. The net proceeds to Viant from the offering were $120.3 million, net of underwriting discounts and offering costs.

        On June 18, 1999, Viant closed its initial public offering of common stock at a public offering price of $8 per share. The net proceeds to Viant from the offering were $50.2 million, net of underwriting discounts and offering costs.

        In March 1999, the Board of Directors authorized, subject to stockholder approval, the 1999 ESPP, which provides for the issuance of a maximum of 400,000 shares of common stock. The 1999 ESPP permits eligible employees to purchase common stock through payroll deductions of up to 15% of the participant's compensation. Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of semi-annual enrollment periods. The price of stock purchased under the 1999 ESPP is 85% of the lower of the fair market value of the common stock at the beginning or end of the enrollment period.

14.     STOCK OPTIONS

        In March 2001, the Board of Directors approved a Shareholder Rights Plan (the "Plan") designed to protect stockholders from various abusive takeover tactics including attempts to acquire control of the company at an inadequate price. Under the terms of the plan, Viant issued a dividend of one preferred share purchase right (a "right") for each share of common stock outstanding on April 30, 2001. Each right entitles the registered holder to purchase from Viant, upon certain triggering events, one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Series A Preferred Shares"), of the Company, at a purchase price of $21.75 per one one-thousandth of a Series A Preferred Share, subject to adjustment. The rights expire on the earliest of (i) April 30, 2011 or (ii) the redemption of the rights as described above. The terms of the rights may generally be amended by the Board of Directors without the consent of the holders of the rights.

        In 1996, the Board of Directors and stockholders adopted the 1996 Stock Option Plan (the "1996 Plan") which provides for granting incentive stock options ("ISOs") and nonqualified stock options ("NSOs") for up to 8,583,752 shares of common stock to employees and consultants of Viant. In November 1997, the 1996 Plan was amended to authorize options for up to 11,983,752 shares. In 1999, the Board of Directors and stockholders adopted the 1999 Stock Option Plan (the "1999 Plan") which provides for the granting of ISOs to employees, and for the granting of NSOs and stock purchase rights to employees, directors and consultants of Viant. A total of 9,737,858 shares of common stock were authorized for issuance pursuant to the 1999 Plan. In 2000, the Board of Directors authorized, subject to stockholder approval, 4,500,000 shares in addition to the annual increase of 1,878,180 provided by the 1999 Plan. In 2001, the Board of Directors authorized an annual increase, subject to shareholder approval, of 2,000,000 shares, increasing total options available for grant to 18,116,038. The 1999 Plan also provides for early exercise of options for certain employees, the stock for which is subject to the same vesting and repurchase terms under the 1999 Plan. In accordance with the 1999 Plan, the stated exercise price shall not be less than 100% of the fair market value of common stock on the date of grant for ISOs and shall be at least 85% of the fair market value for NSOs. The 1999 Plan provides that the options shall be exercisable over a period not to exceed ten years. Options generally vest 25% after one year of service and quarterly for the three years thereafter.

        In connection with the grant of stock options to an employee in 1999, Viant recorded deferred compensation of $4.0 million, representing the difference between the option exercise price and the fair value of the common stock at the grant date multiplied by the number of shares under option. Such amount is presented as a decrease to stockholders' equity and amortized over the vesting period of the options. Viant recorded compensation expense related to these options of $42,000, $1,000,000 and $42,000 in 2001, 2000 and 1999,
respectively.

        During 2001, Viant issued options to purchase a total of 20,000 shares to non-employees. These options were immediately exercisable and Viant recorded compensation expense of $10,000 in 2001 related to these options. During 2000, Viant issued options to purchase a total of 65,000 shares to non-employees. These options were immediately exercisable and Viant recorded compensation expense of $386,000 in 2000 related to these options.

        In January 2001, a stock option exchange program was initiated. Under this program, all employees except Senior Management, were given the opportunity to cancel outstanding stock option grants, granted to them by Viant. Under this program, the employee could select grants to be exchanged at 100% for all vested options and 75% for all unvested options, to be granted at least six months and one day from the date the old options are cancelled, provided the individual is still employed on such date. In addition, each employee who chose to exchange any options was also required to exchange all options granted six months prior to the cancellation date. The cancellation date for the program was January 16, 2001. Vesting continued for all exchanged options according to the original schedule; the amount that vested during the cancellation period was reduced to the 75% factor. The vesting commencement date of the old options stayed intact. On January 16, 2001, Viant accepted for cancellation and exchange options to purchase a total of 6.0 million shares of common stock. On July 31, 2001, stock options to purchase 2.9 million shares were issued at the then fair market value pursuant to the terms of the option exchange program. On August 10, 2001 an additional 0.4 million shares were issued at the then fair market value under the UK Stock Option Plan pursuant to the terms of the exchange program. The exercise price of these stock options was the same as the fair value on the date of grant; accordingly compensation charges were not recorded.

        Activity under the Plans is summarized as follows:

                                               YEAR ENDED                       YEAR ENDED                        YEAR ENDED
                                            DECEMBER 31, 2001                DECEMBER 31, 2000                 DECEMBER 31, 1999
                                      ------------------------------    ----------------------------    ----------------------------
                                                           WEIGHTED-                       WEIGHTED-                       WEIGHTED-
                                                           AVERAGE                         AVERAGE                         AVERAGE
                                        OPTION             EXERCISE       OPTION           EXERCISE      OPTION            EXERCISE
                                        SHARES              PRICE         SHARES            PRICE        SHARES             PRICE
                                      -----------          ---------    ----------           ------     ----------           ------
Outstanding at beginning of year .     13,390,261           $17.54      12,211,734           $ 7.86      8,461,710           $ 0.50
Granted ..........................      7,062,974             1.60       7,830,580            23.96      7,420,610            12.95
Exercised ........................       (440,895)            0.82      (4,064,819)            0.93     (2,599,496)            0.44
Cancelled ........................    (12,309,970)           18.42      (2,587,234)           17.21     (1,071,090)            1.78
                                      -----------           ------      ----------           ------     ----------           ------
Outstanding at end of year .......      7,702,370           $ 2.80      13,390,261           $17.54     12,211,734           $ 7.86
                                      ===========                       ==========                      ==========

Options exercisable at end of year      2,830,511           $ 3.38       2,202,062           $12.68      2,922,064           $ 1.24
Weighted-average fair value of
options granted during the year ..          $0.94                           $18.12                          $11.44
Options available for future grant     13,233,896                        3,344,046                       2,628,676

        The following summarizes information about Viant's stock options outstanding at December 31, 2001:

                                      OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                                ----------------------------------                    -----------------------------
                                                  WEIGHTED AVERAGE       WEIGHTED                          WEIGHTED
                                                     REMAINING           AVERAGE                           AVERAGE
                                  NUMBER            CONTRACTUAL          EXERCISE       NUMBER             EXERCISE
RANGE OF EXERCISE PRICE         OUTSTANDING        LIFE (IN YEARS)        PRICE       EXERCISABLE            PRICE
-----------------------         -----------       ----------------       --------     -----------          --------
$0.00-1.40..........               658,029              5.9                $0.98         384,195             $0.08
$1.41-1.50..........             4,344,539              7.9                 1.45         998,842              1.45
$1.51-4.00..........             1,314,054              7.1                 2.21         620,345              2.12
$4.01-58.75.........             1,385,748              6.7                 8.44         827,129              7.87
                                 ---------                                             ---------
                                 7,702,370              7.4                $2.80       2,830,511             $3.38
                                 =========                                             =========

        Viant recognizes stock-based compensation expense for stock options granted in accordance with the provisions of Accounting Principles Board Opinion No. 25. Had compensation expense been determined based on the fair value at the grant dates, consistent with the methodology prescribed under SFAS No. 123, Viant's pro forma net income (loss) would have been as follows:


                                                     YEAR ENDED
                                   ----------------------------------------------
                                   DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                      2001             2000             1999
                                   ------------     ------------     ------------
Net income (loss):
   As reported .............        $(71,992)        $ (2,463)        $  1,411
   Pro forma ...............         (77,266)         (67,092)         (11,000)
Net income (loss) per share:
   As reported
      Basic ................           (1.44)           (0.05)            0.05
      Diluted ..............           (1.44)           (0.05)            0.04
   Pro forma
      Basic ................           (1.55)           (1.40)           (0.40)
      Diluted ..............        $  (1.55)        $  (1.40)        $  (0.40)


         The following assumptions were used by Viant to determine the fair value of stock options granted under the Black-Scholes options-pricing model for the years ended December 31, 2001, 2000 and 1999.

                                        2001               2000                  1999
                                      -------             --------             --------
Risk-free interest rate....              4.0%                 5.4%                 5.9%
Expected option life ......           4 years              4 years              4 years
Expected volatility .......             82.5%               110.0%               115.6%
Expected dividend yield....              0.0%                 0.0%                 0.0%


        Because additional stock options are expected to be granted each year and the pro forma net income (loss) only includes the effect of options granted in 2001, 2000 and 1999, the above pro forma disclosures are not representative of the pro forma effects on reported financial results for future years.

15.     EMPLOYEE SAVINGS PLAN

        Viant's Retirement/Savings Plan (the "401(k) Plan") under Section 401(k) of the Internal Revenue Code covers all full -time employees. The 401(k) Plan allows eligible employees to make contributions up to a specified annual maximum contribution, as defined. Under the 401(k) Plan, Viant may, but is not obligated to, match a portion of the employee contributions up to a defined maximum. Viant has expensed $291,330 for the year ended December 31, 2001 in connection with this plan. Viant did not contribute to the 401(k) Plan in 2000 and 1999.

16.     INCOME TAXES

        As a result of losses generated, Viant had no current or deferred tax provisions for the year ended December 31, 2001. For the year ended December 31, 2001, Viant had domestic and foreign income (loss) before income taxes of $(66,623,000) and $(5,369,000), respectively. For the year ended December 31, 2000, Viant had federal, state and foreign tax provision of $2,255,000, $821,000 and $372,000, respectively. For the year ended December 31, 1999, Viant had current federal and state tax provisions of $41,000 and $16,000, respectively. As a result of losses generated, Viant had no current or deferred tax provisions for the year ended January 1, 1999.


        Deferred tax assets consist of the following:

                                                                      YEAR ENDED
                                                  --------------------------------------------------
                                                  DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                     2001               2000               1999
                                                  ------------       ------------       ------------
Deferred tax assets:
   Allowance for doubtful accounts ......          $    258           $  1,240           $    423
   Accrued expenses .....................                77              1,978                247
   Loss carryforwards ...................            26,721              1,988              4,929
   Deferred compensation ................               774                514               --
   Depreciation .........................               576                165               --
   Investment impairment ................             2,067              1,372               --
   Restructuring reserve ................             8,846              1,230               --
   Tax credit carryforwards .............               125                537               --
   Foreign loss carryforwards ...........             2,070                324               --
   Other ................................               417                107               --
                                                   --------           --------           --------
   Gross deferred tax assets ............            41,931              9,455              5,599
   Deferred tax asset valuation allowance           (41,931)            (9,455)            (5,599)
                                                   --------           --------           --------
Net deferred tax asset ..................          $   --             $    --            $   --
                                                   ========           ========           ========


        Realization of deferred tax assets is contingent upon the generation of future taxable income. Due to the uncertainty of realization of these tax benefits, Viant has provided a valuation allowance for the full amount of its net deferred tax asset.

        At December 31, 2001, Viant had net operating loss carryforwards of approximately $62,440,000 available for federal purposes to reduce future taxable income. If not utilized, these carryforwards will expire at various dates ranging from 2011 to 2021. Under the provisions of the Internal Revenue Code, certain substantial changes in Viant's ownership may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be utilized annually to offset future taxable income. The amount of any annual limitation is determined based upon Viant's value prior to an ownership change.

        At December 31, 2001, $7,904,000 of the net operating loss carryforwards available for federal income tax purposes relate to exercises of non-qualified stock options and disqualifying dispositions of incentive stock options, the tax benefit from which, if realized, will be credited to additional paid-in capital.

        Income taxes computed using the federal statutory income tax rate differs from Viant's effective tax rate as follows (in thousands):

                                                                               YEAR ENDED
                                                        ----------------------------------------------------------
                                                        DECEMBER 31,           DECEMBER 31,           DECEMBER 31,
                                                           2001                   2000                    1999
                                                        ------------           ------------           ------------
U.S. federal statutory rate ...............              $(25,197)                $  345                  $ 470
State income tax, net of federal income tax
effect ....................................                (4,688)                   169                    119
Change in valuation allowance .............                29,936                  2,855                   (647)


Permanent differences .....................                    93                    252                    115
Other .....................................                  (144)                  (173)                  --
                                                         --------                 ------                  -----
Provision for income taxes ................              $      0                 $3,448                  $  57
                                                         ========                 ======                  =====


17.     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The following table sets forth unaudited quarterly statement of operations data of Viant for each of the eight quarters during the two years ended December 31, 2001. In management's opinion, this unaudited information has been prepared on the same basis as the audited annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation of the unaudited information for the quarters presented. You should read this information in conjunction with the consolidated audited financial statements, including the notes thereto, included in this Form 10-K. The results of operations for a quarter are not necessarily indicative of results that Viant may achieve for any subsequent periods.

                       DECEMBER    SEPTEMBER      JUNE         MARCH      DECEMBER    SEPTEMBER       JUNE       MARCH
                          31,          30,         30,          31,          31,          29,          30,         31,
                         2001         2001        2001         2001         2000         2000         2000        2000
                       --------    ---------     -------      -------     --------    ---------      -------     -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues .....     $ 4,419      $ 6,386      $ 9,515      $14,286      $24,951      $33,078      $38,545     $30,588
                       -------      -------      -------      -------      -------      -------      -------     -------
Operating
expenses:
  Professional
   services ......       6,182        7,537        8,760       13,276       13,696       16,543       14,925      12,616
  Sales and
   marketing .....       1,058        1,648        2,159        2,363        1,048        2,796        3,955       3,417
  General and
   administrative        6,285        7,860        9,520       12,148       13,827       16,092       13,863       9,621
  Research and
   development ...          97          560          393          581          797        1,326        1,496       1,609
  Restructuring ..      14,268         --           --         16,747        6,028         --           --          --
                       -------      -------      -------      -------      -------      -------      -------     -------
  Total
   operating
   expenses ......      27,890       17,605       20,832       45,115       35,396       36,757       34,239      27,263
                       -------      -------      -------      -------      -------      -------      -------     -------
Income
(loss) from
operations .......     (23,471)     (11,219)     (11,317)     (30,829)     (10,445)      (3,679)       4,306       3,325

Interest and other
income
(expense), net ...         712        1,453        1,329        1,350         (757)       2,546        3,451       2,238
                      --------      -------      -------     --------     --------      -------      -------     -------
Income (loss)
before income
taxes ............     (22,759)      (9,766)      (9,988)     (29,479)     (11,202)      (1,133)       7,757       5,563
Provision for
income taxes .....        --           --           --           --          1,975         --          1,473        --
                      --------      -------      -------     --------     --------      -------      -------     -------
Net income (loss)     $(22,759)     $(9,766)     $(9,988)    $(29,479)    $(13,177)     $(1,133)     $ 6,284     $ 5,563
                      ========      =======      =======     ========     ========      =======      =======     =======
Net income (loss)
per share:
Basic ............    $  (0.46)     $ (0.19)     $ (0.20)    $  (0.59)    $  (0.26)     $ (0.02)     $  0.13     $  0.12
Diluted ..........    $  (0.46)     $ (0.19)     $ (0.20)    $  (0.59)    $  (0.26)     $ (0.02)     $  0.11     $  0.10
Shares used in
computing net
income (loss) per
share:
Basic ............      49,183       50,230       50,316       50,053       49,734       48,247       47,500      46,680
Diluted ..........      49,183       50,230       50,316       50,053       49,734       48,247       55,276      55,721


18.     SUBSEQUENT EVENT AND OPERATING LEASE COMMITMENTS

        On March 7, 2002, Viant announced that it had eliminated a $32.2 million real estate obligation through the buyout of a Boston lease agreement. In connection with the lease buyout, Viant paid a total of $11.9 million to release its lease obligation outstanding as of December 31, 2001, which effectively reduced its total net real estate and other operating equipment lease obligations outstanding as of that date from $56.1 million to $35.8 million (including the settlement payment). The agreement included the cancellation of an outstanding letter of credit in the amount of $3.7 million and the requirement to maintain cash collateral in the same amount. The $11.9 million payment amount was accrued in Viant's restructuring reserve as of December 31, 2001.

        Viant leases office facilities under operating leases. Viant entered into lease agreements for facilities in Atlanta, Boston, Chicago, Dallas, Los Angeles, London, Munich, New York, San Francisco, and Mountain View, CA., which expire in 2008, 2003, 2004, 2004, 2008, 2003, 2002, 2007, 2003 and 2005,
respectively. Rent expense under operating leases for the year ended December 31, 2001 was $9,011,000, net of rental income of $2,575,000. Rent expense under operating leases for the year ended December 31, 2000 was $5,025,000, net of rental income of $194,000. Viant is party to letters of credit in support of their minimum future lease payments under leases for permanent office space amounting to $5,638,000 as of December 31, 2001, declining annually. These letters of credit are collateralized in equal amount by short -term certificates of deposit.

        Minimum future lease commitments under noncancelable operating leases at December 31, 2001, including reducing the Boston lease commitment to the final settlement payment of $11.9 million, are as follows (in thousands):

2002...........................................................                $20,015
2003...........................................................                  6,693
2004...........................................................                  4,972
2005...........................................................                  3,651
2006...........................................................                  2,771
Thereafter.....................................................                  4,136
                                                                               -------
Total minimum lease payments                                                    42,238
Less: Amounts representing sublease income                                       6,456
                                                                               -------
Total net minimum value of operating lease payments                            $35,782
                                                                               =======

                                VIANT CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)


                                                                                  THREE MONTHS ENDED
                                                                               -------------------------
                                                                               MARCH 31,       MARCH 31,
                                                                                 2002            2001
                                                                               ---------       ---------
Revenues:
   Revenues before expense reimbursements                                      $ 4,952         $ 14,286
   Reimbursements for expenses                                                     402              808
                                                                               -------          -------
     Total revenues                                                              5,354           15,094
                                                                               -------          -------
Operating expenses:
   Cost of professional services
     Cost of professional services before reimbursable expenses                  4,383           13,276
     Reimbursable expenses                                                         402              808
                                                                               -------          -------
     Total cost of professional services                                         4,785           14,084
   Sales and marketing                                                           1,426            2,944
   General and administrative                                                    5,765           12,148
   Restructuring                                                                    --           16,747
                                                                               -------          -------
     Total operating expenses                                                   11,976           45,923
                                                                               -------          -------
     Loss from operations                                                       (6,622)         (30,829)
   Interest and other income (expense), net                                        647            1,350
                                                                               -------          -------

Net loss                                                                       $(5,975)        $(29,479)
                                                                               -------          -------
Net loss per share:
        Basic                                                                  $ (0.12)        $  (0.59)
        Diluted                                                                $ (0.12)        $  (0.59)

Shares used in computing net loss per share:
        Basic                                                                   48,988           50,053
        Diluted                                                                 48,988           50,053

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                VIANT CORPORATION
                           CONSOLIDATED BALANCE SHEET
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)


                                                                                MARCH 31,    DECEMBER 31,
                                                                                  2002           2001
                                                                               ----------    ------------
                                   ASSETS
Current assets:
   Cash and cash equivalents                                                   $ 76,703      $  43,601
   Short-term investments                                                        39,354         94,158
   Accounts receivable, net                                                       4,149          2,561
   Prepaid expenses and other current assets                                        874          1,462
                                                                               --------      ---------
     Total current assets                                                       121,080        141,782
Property and equipment, net                                                       6,763          8,226
Long-term investments                                                               314            314
Other assets                                                                      3,778          3,778
                                                                               --------      ---------
   Total assets                                                                $131,935      $ 154,100
                                                                               ========      =========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of capital lease obligations                                $    625      $     741
   Accounts payable                                                               1,597          1,673
   Accrued expenses                                                               3,107          5,830
   Restructuring reserve                                                          4,218         17,885
   Deferred revenues                                                                912            665
                                                                               --------      ---------
     Total current liabilities                                                   10,459         26,794
   Capital lease obligations, net of current portion                                 49            114
   Restructuring reserve, net of current portion                                  3,039          2,937
                                                                               --------      ---------
     Total liabilities                                                           13,547         29,845
                                                                               --------      ---------
Stockholders' equity:
   Preferred stock, $0.001 par value; Authorized:  5,000,000 shares;
     Issued and outstanding: no shares at March 31, 2002 and December 31,
     2001                                                                            --             --
   Common stock, $0.001 par value; Authorized 200,000,000 shares;
     Issued and outstanding: 51,715,845 and 49,001,845 at March 31, 2002 and  51,591,468 and 48,877,468 shares at December 31, 2001,
     respectively                                                                    52             52
   Additional paid-in capital                                                   217,367        217,239
   Treasury stock, at cost, 2,714,000 shares at March 31, 2002 and December
     31, 2001                                                                    (7,188)        (7,188)
   Accumulated other comprehensive income                                            80            100
   Accumulated deficit                                                          (91,923)       (85,948)
                                                                               --------      ---------
     Total stockholders' equity                                                 118,388        124,255
                                                                               --------      ---------
     Total liabilities and stockholders' equity                                $131,935      $ 154,100
                                                                               ========      =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                VIANT CORPORATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                                                  THREE MONTHS ENDED
                                                                               -------------------------
                                                                               MARCH 31,       MARCH 31,
                                                                                 2002            2001
                                                                               ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                    $ (5,975)       $(29,479)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation                                                                 1,092           1,510
     Loss on disposal of property and equipment                                     325              --
     Write-down of investments                                                       --             971
     Stock-based compensation expense                                                --              42
     Changes in operating assets and liabilities:
        Accounts receivable                                                      (1,588)         10,885
        Prepaid expenses and other assets                                           588             486
        Accounts payable                                                            (76)         (1,973)
        Accrued expenses                                                         (2,723)         (7,006)
        Restructuring reserve                                                   (13,565)         15,897
        Deferred revenues                                                           247          (1,924)
                                                                               --------        --------
          Net cash used in operating activities                                 (21,675)        (10,591)
                                                                               --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of short-term investments                                           (3,400)        (55,513)
   Maturities of short-term investments                                          58,204          31,631
   Purchases of long-term investments                                                --            (971)
   Proceeds from sale of property and equipment                                      50              --
   Purchases of property and equipment                                               (4)         (2,143)
                                                                               --------        --------
          Net cash provided by (used in) investing activities                    54,850         (26,996)
                                                                               --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from exercise of stock options                                          128             211
   Principal payments on capital lease obligations                                 (181)           (163)
                                                                               --------        --------
          Net cash (used in) provided by financing activities                       (53)             48
                                                                               --------        --------
Effect of exchange rate changes on cash and cash equivalents                        (20)            112
                                                                               --------        --------
Net increase (decrease) in cash and cash equivalents                             33,102         (37,427)
Cash and cash equivalents at beginning of period                                 43,601         141,629
                                                                               --------        --------
Cash and cash equivalents at end of period                                     $ 76,703        $104,202
                                                                               ========        ========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest                                                         $     27        $     40


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                VIANT CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements have been prepared by Viant Corporation ("Viant", "We" or the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2001 included in the Company's Form 10-K, filed April 1, 2002 (File No. 0-26303), as amended on Form 10-K/A on April 30, 2002. The accompanying unaudited consolidated financial statements reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The results of operations for the three month period ended March 31, 2002 are not necessarily indicative of the results to be expected for any future period or the full fiscal year.

     On January 1, 2002, Viant adopted EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for "Out-Of-Pocket" Expenses Incurred." This consensus requires that reimbursements received for out-of-pocket expenses should be characterized as revenue and the corresponding amount as cost of services. We incur incidental expenses in the delivery of services to our clients that in practice are commonly referred to as "out-of-pocket" expenses. These expenses include, but are not limited to, travel and administrative charges. Historically, we have reported our revenues and cost of services net of these reimbursements. Comparative financial statements for prior periods have been reclassified to comply with the guidance of this FASB announcement.

2. EARNINGS (LOSS) PER SHARE

     Basic net income (loss) per common share is computed by dividing net income
(loss) by the weighted average number of common shares outstanding for the period. Diluted income (loss) per common share reflects the maximum dilution that would have resulted from the assumed exercise and share repurchase related to dilutive stock options and is computed by dividing net income (loss) by the weighted average number of common shares and all dilutive securities outstanding. The calculation of diluted net loss per common share does not include 0.2 and 1.6 million potential shares of common stock equivalents for the three months ended March 31, 2002 and March 31, 2001, respectively, as their inclusion would be anti-dilutive.

3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     Viant considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. All other investments with original maturities between 91 and 360 days are classified as short-term investments because they are liquid and are available to meet working capital needs. Short-term investments are classified as held-to-maturity securities and are recorded at amortized cost. Investments with original maturities greater than one year are classified as long-term investments. At March 31, 2002 and December 31, 2001, Viant's short-term investments consisted primarily of certificates of deposit, U.S. Government-backed securities and money market funds secured by U.S. Government-backed securities. At March 31, 2002, cash and cash equivalents included $2.0 million, which collateralizes outstanding letters of credit.

4. SEGMENTS AND GEOGRAPHIC INFORMATION

         Viant engages in business activities in one operating segment that provides professional services to global companies that seek to solve complex business problems with digital solutions. Revenues from and long-lived assets at Viant's international operations in Munich, whose operations ceased as a result of the restructuring undertaken in March 2001, and London, whose operations ceased as a result of the restructuring undertaken in October 2001, are not significant for the periods reported.

5. RESTRUCTURING

     In December 2000, Viant recorded restructuring and other related charges of $6.0 million, consisting of $1.7 million for headcount reductions, $4.0 million for closure and consolidation of facilities and related fixed assets, and $0.3 million of other related restructuring charges. These restructuring and other related charges were taken to align Viant's cost structure with changing market conditions and decreased demand for Viant's services. The plan resulted in headcount reduction of 125 employees, which was made up of 99 professional services staff and 26 enterprise services staff.

     On March 27, 2001, Viant announced that it was undertaking additional cost cutting measures to address the increasingly challenging demand environment. Viant recorded additional restructuring costs of $16.7 million, consisting of $4.1 million for headcount reductions, $11.6 million for consolidation of facilities and related fixed assets, $6.5 million of which was an update to the fourth quarter 2000 estimated restructuring reserve, and $1.0 million of other restructuring related charges. This change in estimate was the result of the significant softening in the overall commercial real estate market. The $11.6 million for facilities costs represents future minimum facility lease payments net of amounts estimated to be received for subleases. This plan resulted in headcount reduction of 211 employees, which was made up of 152 professional services staff and 59 enterprise services staff. The reduction in force was primarily the result of the closure of the Houston, San Francisco and Munich offices.

     On October 12, 2001 Viant announced it would undertake further cost cutting measures. Viant recorded additional restructuring costs of $14.3 million during the fourth quarter 2001, consisting of $1.2 million for headcount reductions, $12.3 million for consolidation of facilities and related fixed assets, $8.6 million of which was an update to previous quarter restructuring estimates, and $0.8 million of other restructuring related charges. The change in estimate was the result of the continued significant softening in the overall commercial real estate market. The $12.3 million for facilities costs represents future minimum facility lease payments net of amounts estimated to be received for subleases. This plan resulted in the headcount reduction of 116 employees, which was made up of 82 professional services staff and 34 enterprise services staff. As a result of the restructuring, Viant closed its Atlanta, Chicago and London offices.

     As of March 31, 2002, $7.3 million remained accrued for restructuring. Of this amount, a $4.3 million cash outlay is expected over the next 12 months, and the remaining cash outlay of approximately $3.0 million, primarily related to real estate lease obligations, is expected to occur over the next 6 years.

     Restructuring reserve activities during the three months ended March 31, 2002 were as follows (in thousands):

                                       BALANCE                                       BALANCE
                                  -----------------                               --------------
                                  DECEMBER 31, 2001   EXPENSE     UTILIZATION     MARCH 31, 2002
                                  -----------------   -------     -----------     --------------
Severance and benefits                $   119           $ --       $   (119)          $   --
Facilities                             20,567             --        (13,425)           7,142
Other                                     136             --            (21)             115
                                      -------           ----       --------           ------
Total                                 $20,822           $ --       $(13,565)          $7,257
                                      =======           ====       ========           ======


6. COMPREHENSIVE LOSS

     Total comprehensive loss, which was comprised of net loss and foreign currency translation adjustments, was $(5,995,000) and $(29,367,000) for the three months ended March 31, 2002 and 2001, respectively.

7. SUBSEQUENT EVENT

     On April 5, 2002, Viant Corporation entered into an Agreement and Plan of Merger and Reorganization, with divine, inc. and DVC Acquisition Company, pursuant to which DVC, a direct, wholly-owned subsidiary of divine, will be merged with and into Viant and the separate corporate existence of DVC shall cease. Following the merger, Viant will be a wholly-owned subsidiary of divine. Upon consummation of the merger, each of the approximately 49.1 million outstanding shares of Viant common stock will be converted into the right to receive 3.977 shares of divine Class A common stock. In addition, in connection with the closing of the merger, Viant will distribute $24 million, in the aggregate, to its stockholders; provided, however, that if the proposed business combination does not close, the cash distribution will not occur. The record date for the cash distribution has not yet been set.

                                     ANNEX S

                HISTORICAL FINANCIAL STATEMENTS OF ROWECOM INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                 OF ROWECOM INC.


Independent Auditors' Report ............................................... F-2
Consolidated Statement of Operations and Comprehensive Loss
  for the ten months ended October 31, 2001 ................................ F-3
Consolidated Statement of Cash Flows for the ten months ended
  October 31, 2001.......................................................... F-4
Notes to Consolidated Financial Statements ................................. F-5

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
RoweCom Inc.:

     We have audited the accompanying consolidated statements of operations and comprehensive loss and cash flows of RoweCom Inc. and subsidiaries for the ten months ended October 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of RoweCom Inc. and subsidiaries for the ten months ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


                                             /s/ KPMG LLP

Chicago, Illinois
May 31, 2002

                                  ROWECOM INC.
          CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                    FOR THE TEN MONTHS ENDED OCTOBER 31, 2001


Revenues........................................................   $   336,329
Cost of revenues................................................       306,806
                                                                   -----------
      Gross profit..............................................        29,523
Operating expenses:
  Sales and marketing...........................................        20,424
  General and administrative....................................        16,736
  Depreciation..................................................         2,461
  Amortization of goodwill and other intangible assets..........         3,799
                                                                   -----------
    Total operating expenses....................................        43,420
                                                                   -----------
      Loss from operations......................................       (13,897)
Other income (expense):
  Interest income...............................................           552
  Interest expense..............................................        (6,455)
  Other income, net.............................................             2
                                                                   -----------
    Total other expense.........................................        (5,901)
                                                                   -----------
      Loss before income tax benefit............................       (19,798)
Income tax benefit..............................................           921
                                                                   -----------
      Net loss..................................................   $   (18,877)
                                                                   ===========
Foreign exchange translation adjustment.........................        (1,339)
                                                                   -----------
Comprehensive loss..............................................       (20,216)
Basic and diluted net loss per share............................   $     (1.49)
Shares used in computing basic and diluted net loss per share...    12,694,693


          See accompanying notes to consolidated financial statements.

                                  ROWECOM INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)
                   FOR THE TEN MONTHS ENDED OCTOBER 31, 2001


Cash flows from operating activities:
Net loss .......................................................................  $(18,877)
Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation expense .........................................................     2,461
  Amortization of goodwill and other intangible assets .........................     3,799
  Amortization of discount on convertible notes ................................       903
  Amortization of capital raising costs ........................................       922
  Changes in operating assets and liabilities, net of amounts acquired:
    Accounts receivable, net ...................................................   (14,014)
    Deferred publisher costs ...................................................   101,181
    Other assets ...............................................................     3,180
    Accounts payable ...........................................................   (12,493)
    Accrued expenses and accrued compensation ..................................      (149)
    Customer advances ..........................................................     3,541
    Deferred revenue ...........................................................   (51,421)
                                                                                  --------
Net cash provided by operating activities ......................................    19,033
                                                                                  --------
Cash flows from investing activities:
Purchase of property and equipment .............................................      (900)
Acquisitions, including cash acquired ..........................................      (101)
                                                                                  --------
Net cash used in investing activities ..........................................    (1,001)
                                                                                  --------
Cash flows from financing activities:
Proceeds from exercise of stock options ........................................        24
Proceeds from issuance of stock under employee stock purchase plan .............        38
Loan proceeds ..................................................................    21,620
Loan repayments ................................................................   (36,242)
                                                                                  --------
Net cash used in financing activities ..........................................   (14,560)
                                                                                  --------
Effect of exchange rates on cash ...............................................    (1,339)
                                                                                  --------
Net increase in cash and cash equivalents ......................................     2,133
                                                                                  --------
Cash and cash equivalents, beginning of period .................................    26,597
                                                                                  --------
Cash and cash equivalents, end of period .......................................  $ 28,730
                                                                                  ========
Supplementary information:
Issuance of common stock in connection with purchase acquisitions ..............  $    581
Income taxes paid ..............................................................       672
Interest paid ..................................................................     2,423


          See accompanying notes to consolidated financial statements.

                                  ROWECOM INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     RoweCom Inc. ("RoweCom"), was organized as a Delaware corporation in April 1997 as the eventual successor to a corporation that commenced operations in 1994. RoweCom is a leading business-to-business provider of high-quality service and e-commerce solutions for purchasing and managing the acquisition of magazines, newspapers, journals and e-journals, books and other printed sources of commercial, scientific and general interest information and analysis. RoweCom refers to these products as "knowledge resources." RoweCom offers its clients and their employees easy and convenient access to one of the largest catalogs of knowledge resources on the Internet. RoweCom also provides businesses, academic and other non-profit institutions with a highly effective means of managing and controlling purchases of knowledge resources and reducing costs. RoweCom's services fall into two main categories: library services and desktop services. RoweCom targets clients in knowledge-intense industries, such as business and financial services; biomedical; academic and the federal government; and corporate and professional services.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of RoweCom and RoweCom's wholly owned subsidiaries. All significant intercompany accounts and transactions between RoweCom and RoweCom's subsidiaries have been eliminated.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less from the date of purchase and whose carrying amounts approximate fair value due to the short maturity of the investments.

REVENUES

     Revenues are principally generated from subscription orders for third-party publications. Revenue generated from subscription orders for third-party publications is recognized over the subscription period.

DEFERRED PUBLISHER COSTS AND DEFERRED REVENUE

     Upon RoweCom's placing a customer order with a third-party publisher, deferred revenue and deferred publisher costs are recorded. Deferred revenue and deferred publisher costs are recognized ratably over the underlying subscription period, which is generally one year.

ADVERTISING COSTS

     RoweCom expenses advertising costs as incurred. Advertising expense for the ten months ended October 31, 2001 was $679,000.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated lives of the related assets, which are generally three to five years for equipment and 25 years for buildings. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life, which is

                                  ROWECOM INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

generally one to six years. Upon retirement or sale, the cost of the assets disposed of and the related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is included in the determination of net income or loss.

GOODWILL AND INTANGIBLE ASSETS

     Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the net assets acquired. Goodwill amortization is recorded using the straight-line method over three years. The carrying value of goodwill and intangible assets is reviewed on a quarterly basis for the existence of facts and circumstances both internally and externally that may suggest impairment or that the useful lives of these assets are no longer appropriate. RoweCom determines whether an impairment has occurred based on gross expected future cash flows and measures the amount of impairment based on the related future estimated discounted cash flows. The cash flow estimates used contain management's best estimates, using appropriate and customary assumptions and projections at that time.

INCOME TAXES

     RoweCom accounts for income taxes under the liability method. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

FOREIGN CURRENCY TRANSLATION

     All assets and liabilities of RoweCom's foreign subsidiaries are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated using average exchange rates during the period. Transaction gains and losses are recognized within other income, net in the consolidated statement of operations and comprehensive loss.

OFF-BALANCE SHEET RISK

     RoweCom operates internationally, which exposes it to market risks brought on by changes in foreign exchange rates. Accordingly, RoweCom enters into foreign currency forward contracts as a hedge against foreign exchange rate risk. RoweCom does not hold or issue derivative financial instruments for trading purposes or leveraged derivative financial instruments.

     RoweCom's hedging activities do not subject RoweCom to exchange rate risk because the gains and losses on these contracts offset the losses and gains on the transactions being hedged. Forward contracts involve agreements to purchase or sell foreign currencies at specific rates at future dates. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is made until the time it is settled.

     The objective of RoweCom's foreign currency hedging activities is to protect RoweCom from the longer-term risk that the eventual dollar-value equivalent of net cash inflows resulting from foreign currency denominated sales will be adversely affected by changes in the exchange rates. Contracts used to hedge foreign currency denominated sales have average maturities at inception of less than one year.

                                  ROWECOM INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     RoweCom's accounting for foreign currency forward contracts used as a means of hedging exposure to foreign currency exchange risk is in accordance with the concepts established in Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," and various Emerging Issues Task Force
(EITF) pronouncements. Gains and losses on foreign forward currency contracts are recognized within other income, net in the consolidated statement of operations and comprehensive loss. The contract premiums or discounts are amortized over the life of the foreign exchange contracts and are recognized within other income, net. The cash flows generated from forward contracts are reported as arising from operating activities in the consolidated statement of cash flows.

     At October 31, 2001, RoweCom had no outstanding forward currency contracts.

RISKS AND UNCERTAINTIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to provide estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expense during the reporting period. Actual results could differ from those estimates.

     RoweCom is subject to the risks encountered by companies relying on the continued growth of online commerce and Internet infrastructure. The risk includes the use of the Internet as a viable commercial marketplace and the potentially inadequate development of the necessary network infrastructure.

 2.  NET LOSS PER COMMON SHARE

     Net loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. The dilutive effect of common stock equivalents and common stock warrants are included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive. Because RoweCom reported a net loss for the ten months ended October 31, 2001, potentially dilutive securities have not been included in the shares used to compute net loss per share.

     Options to purchase shares of RoweCom's stock totaling 2,191,000 at October 31, 2001, and common stock warrants totaling 1,370,000 at October 31, 2001, were outstanding but were not included in the computations of diluted earnings per share as the inclusion of these shares would have been antidilutive.

 3.  INCOME TAXES

     RoweCom's loss before income taxes is as follows:

                                               TEN MONTHS
                                                 ENDED
                                              OCTOBER 31,
                                                 2001
                                              -----------
                                             (IN THOUSANDS)
     Domestic...........................       $(14,593)
     Foreign............................         (5,205)
                                               --------
                                               $(19,798)
                                               --------

                                  ROWECOM INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3.   INCOME TAXES (CONTINUED)

     The components of the income tax benefit are as follows:

     Current:
       Federal ..............      $ --
       State ................        --
       Foreign ..............       912
                                   ----
     Total ..................       912
     Deferred:
       Federal ..............        --
       State ................        --
       Foreign ..............         9
                                   ----
     Total ..................         9
                                   ----
     Total income tax benefit      $921
                                   ----

     The difference between the United States federal statutory tax rate of 34% and the effective rate of (0.5%) for the ten months ended October 31, 2001 is due to the nonrecognition of the domestic net operating losses and non-deductible expenses, as well as recognized foreign tax benefit.

 4.  BUSINESS COMBINATIONS.

In September 2001, RoweCom purchased the assets of MDLB Enterprises, L.L.C. (doing business as Doody Publishing), an online medical publisher of products for health care professionals, in exchange for 600,000 shares of RoweCom common stock with a fair value of $0.58 per share. RoweCom also issued 400,000 shares of its common stock to Chatsworth Securities LLC, an investment banking firm that acted as financial advisor to RoweCom regarding this acquisition. RoweCom has accounted for the Doody acquisition using the purchase method of accounting. Doody's results of operations are included in RoweCom's consolidated results of operations and comprehensive loss since the date of acquisition. Pro forma information for the Doody acquisition is not presented herein as it would be immaterial.

                                  ROWECOM INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 5.  COMMITMENTS AND CONTINGENCIES

     RoweCom leases various office spaces under operating lease agreements which expire at various dates through 2007. Rent expense, net of sublease income, for the ten months ended October 31, 2001 was $1,402,000. RoweCom also leases certain office equipment and automobiles under operating leases expiring through 2006. At October 31, 2001, future minimum lease payments under noncancellable operating leases with remaining terms of one or more years are as follows:

                                        FOR THE
                                     TWELVE MONTHS
                                         ENDED
                                      OCTOBER 31,
                                     -------------
                                     (IN THOUSANDS)
     2002  .......................      $2,103
     2003  .......................       1,893
     2004  .......................       1,803
     2005  .......................       1,755
     2006 ........................       1,338
     Thereafter ..................         623
                                        ------
     Total minimum lease payments       $9,515
                                        ======


 6.  PENSIONS AND OTHER RETIREMENT BENEFITS

     RoweCom has a contributory defined benefit plan covering approximately ten of its UK employees. RoweCom became the sponsoring employer for the plan effective April 6, 2000. The plan has been closed to new members since April 2000. Contributions made by RoweCom to the plan during the ten months ended October 31, 2001 totaled pound sterling 94,000 ($135,000). As of October 31, 2001, the plan is underfunded by approximately pound sterling 152,000 ($221,000). RoweCom plans to fund this shortage in the future.

     RoweCom maintains a contributory 401(k) defined contribution plan (the "Plan") to provide retirement benefits for principally all domestic RoweCom employees. Under the terms of the Plan, participants may defer between 1% and 15% of their compensation, a portion of which may be contributed on a pretax basis as defined by law.

     RoweCom may also make discretionary contributions to the Plan. Participants vest in employer contributions over a five-year period. RoweCom did not make any contributions to the Plan during the ten months ended October 31, 2001.

                                  ROWECOM INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 7.  STOCKHOLDERS' EQUITY (DEFICIT)

     The table below reflects the activity in each caption of stockholders' equity (deficit) for the ten months ended October 31, 2001. In November 2001, all of the common stock of RoweCom was acquired by divine, inc. (divine). Prior to November 2001, RoweCom had recognized revenue from subscription services upon receipt of the customer order and placement of the order with the publisher. divine subsequently concluded that revenue from subscription services should be recognized ratably over the subscription period. The table below includes a cumulative adjustment to accumulated deficit as of December 31, 2000 to reflect the recognition of revenue from subscription services ratably over the subscription period:

                                       COMMON                  ADDITIONAL    TREASURY                      CUMULATED
                                       STOCK        COMMON      PAID-IN      STOCK AT     ACCUMULATED     TRANSLATION
                                       SHARES        STOCK      CAPITAL        COST         DEFICIT       ADJUSTMENT       TOTAL
                                     ----------     ------     ----------    --------     -----------     -----------    ----------
December 31, 2000, as previously
  reported .....................     12,450,954     $  124     $  113,235     $  (53)     $ (113,319)     $   (1,765)    $   (1,778)
Adjustment .....................             --         --             --         --         (22,767)             --        (22,767)
                                     ----------     ------     ----------     ------      ----------      ----------     ----------
December 31, 2000, as adjusted .     12,450,954        124        113,235        (53)       (136,086)         (1,765)       (24,545)
Exercise of stock options ......         32,251         --             24         --              --              --             24
Issuance of stock under Employee
  Stock Purchase Plan ..........         68,101          1             37         --              --              --             38
Issuance of common stock in
  connection with an acquisition      1,000,000         11            570         --              --              --            581
Net loss .......................             --         --             --         --         (18,877)             --        (18,877)
Foreign exchange translation
  adjustment ...................             --         --             --         --              --          (1,339)        (1,339)
                                     ----------     ------     ----------     ------      ----------      ----------     ----------
October 31, 2001 ...............     13,551,306     $  136     $  113,866     $  (53)     $ (154,963)     $   (3,104)    $  (44,118)
                                     ==========     ======     ==========     ======      ==========      ==========     ==========


 8.  STOCK OPTIONS

     On April 25, 1997, RoweCom adopted the 1997 Stock Incentive Plan for directors, officers, employees and consultants of RoweCom. A total of 114,618 shares of common stock were initially reserved for issuance under the 1997 Stock Incentive Plan. These options vested upon RoweCom's initial public offering on March 9, 1999, and expire over a period not exceeding ten years.

     On April 8, 1998, RoweCom adopted the 1998 Stock Incentive Plan. A total of 872,625 shares of common stock were initially reserved for issuance under the 1998 Stock Incentive Plan. These options generally vest over a four-year period and expire over a period not exceeding ten years.

     The board establishes the exercise price based on the closing price of the stock on the day of grant and specifies these terms in the applicable option agreements.

     Under the terms of the Plans, the exercise price of incentive stock options granted must not be less than 100% (110% in certain cases) of the fair market value of the common stock on the date of grant, as determined by the board of directors. Prior to RoweCom's common stock becoming a publicly traded stock, the board of directors considered a broad range of factors to determine the fair market value of the option to be granted including, the illiquid nature of an investment in RoweCom's common stock, RoweCom's historical financial performance, and RoweCom's future prospects.

                                  ROWECOM INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 7.  STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

     In February 1999, RoweCom's board of directors and its stockholders approved the 1999 Non-Employee Director Stock Option Plan. Under this plan, each director of RoweCom who is not also an employee of RoweCom received upon the commencement of RoweCom's initial public offering, or upon later initial election to RoweCom's board of directors, an option to purchase 10,472 shares of common stock. Additionally, after a director's initial grant, the director will receive, as of each date on which he is reelected as a director, but not more frequently than 3 years, an option to purchase 10,472 shares of common stock minus the number of options previously granted under this plan which have not yet vested. Options are granted under the plan at an exercise price equal to the fair market value of the common stock on the date of grant. They vest monthly, at the rate of 3,491 shares a year, and have a term of ten years. An aggregate of 87,263 shares of common stock have been reserved for issuance under this plan.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123), encourages, but does not require, companies to record compensation cost for stock-based employee plans at fair value. RoweCom has chosen to account for stock-based employee compensation using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation expense has been recognized for its stock-based compensation plan.

     Had compensation cost for RoweCom's stock option plans been determined based on the estimated fair value of the option at the date of grant using the Black-Scholes option pricing model consistent with SFAS No. 123, pro forma net loss for the ten months ended October 31, 2001, would have been $19,532,000 and basic and diluted net loss per share would have been $1.54. For this purpose, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions for the ten months ended 2001: risk-free interest rate of 4.62%; no dividend yield; expected volatility of 150%; and a weighted-average expected life of the options of seven years. RoweCom granted options to purchase 1,274,800 shares of its common stock, at a weighted average exercise price of $1.03, during the ten months ended October 31, 2001.

 9.  OPERATING SEGMENT AND GEOGRAPHIC INFORMATION

     RoweCom operates in one business segment, that being a provider of knowledge acquisition and management services. RoweCom's reportable segments are based upon geographic area. RoweCom has four reportable segments: North America, France, the United Kingdom and Other. North America consists of the United States and Canada. Other consists of Spain, Australia, the Netherlands, the British Virgin Islands, Barbados, Korea, and Taiwan and were not reported separately as they are not material. RoweCom evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the business segments are the same as those described in
Note 1, Summary of Significant Accounting Policies. The following table summarizes the

                                  ROWECOM INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


 9. OPERATING SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED) revenue, gross profit, operating income (loss), and depreciation and amortization expense by reportable segment for the ten months ended October 31, 2001.

                                    NORTH                         UNITED
                                    AMERICA          FRANCE       KINGDOM         OTHER      CONSOLIDATED
                                   ---------         ------       -------         ------     ------------
                                                               (IN THOUSANDS)
Revenue ......................     $ 218,231         73,293        33,150         11,655      $ 336,329
Gross profit .................        17,633          7,406         2,826          1,658         29,523
Operating income (loss) ......       (12,630)           976          (748)        (1,495)       (13,897)
Depreciation and amortization          4,500            880           349            531          6,260


10. SUBSEQUENT EVENT

     In November 2001, all of the common stock of RoweCom was acquired by divine, inc. in exchange for 10,158,420 shares of divine's class A common stock. divine also issued warrants to purchase 3,752,602 shares of divine's class A common stock upon conversion of existing options and warrants to purchase RoweCom common stock.

                                     ANNEX T

               DIVINE FORM 10-Q FOR THE THREE-MONTH PERIOD ENDED
                           MARCH 31, 2002 (U.S. GAAP)

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM 10-Q

     [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2002

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                         TO
                               ----------------------     ----------------------

                         COMMISSION FILE NUMBER 0-30043

                             ---------------------

                                  DIVINE, INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                                          36-4301991
 (State or other jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                         Identification Number)

1301 N. ELSTON AVENUE, CHICAGO, ILLINOIS                          60622
(Address of Principal Executive Offices)                       (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (773) 394-6600


                             ---------------------

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

        At May 10, 2002, the registrant had outstanding an aggregate of 470,213,701 shares of class A common stock.


================================================================================

                                  DIVINE, INC.

                                    FORM 10-Q

                                      INDEX


                                                                                      PAGE
                                                                                     NUMBER
                                                                                     ------
PART I.    FINANCIAL INFORMATION

Item 1.      Consolidated Financial Statements..................................        3

             Consolidated Balance Sheets
               March 31, 2002 (unaudited) and December 31, 2001.................        3

             Consolidated Statements of Operations (unaudited)
               Three months ended March 31, 2002 and 2001.......................        4

             Consolidated Statements of Stockholders' Equity
               Three months ended March 31, 2002 (unaudited)....................        5

             Consolidated Statements of Cash Flows (unaudited)
               Three months ended March 31, 2002 and March 31, 2001.............        6

             Notes to Consolidated Financial Statements.........................        7

Item 2.      Management's Discussion and Analysis of Financial Condition
               and Results of Operations........................................       13

Item 3.      Quantitative and Qualitative Disclosures About Market Risk.........       26

PART II.    OTHER INFORMATION

Item 2.      Changes in Securities and Use of Proceeds..........................       27

Item 6.      Exhibits and Reports on Form 8-K...................................       27

SIGNATURE.......................................................................       28

PART I    FINANCIAL INFORMATION

ITEM 1.    CONSOLIDATED FINANCIAL STATEMENTS

                                  DIVINE, INC.
                           CONSOLIDATED BALANCE SHEETS
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                     MARCH 31,           DECEMBER 31,
                                                                                       2002                  2001
                                                                                   -----------           ------------
                                                                                   (UNAUDITED)
                              ASSETS
Current assets:
  Cash and cash equivalents .............................................          $    39,960           $   104,480
  Restricted cash .......................................................               38,130                32,566
  Accounts receivable, net of allowance for doubtful accounts
    of $10,366 and $6,983 ...............................................              122,071               200,833
  Available-for-sale securities .........................................                2,577                 3,686
  Notes receivable ......................................................                  308                   332
  Prepaid expenses ......................................................               13,336                10,495
  Deferred publisher costs ..............................................              227,544               238,522
  Other current assets ..................................................                5,941                10,651
                                                                                   -----------           -----------
   Total current assets .................................................              449,867               601,565
Property and equipment, net .............................................               50,295                44,335
Goodwill and other intangible assets, net of accumulated
  amortization of $7,523 and $4,097 .....................................              283,059               211,075
Restricted cash .........................................................                 --                   1,075
Other noncurrent assets .................................................               13,504                16,661
                                                                                   -----------           -----------
   Total assets .........................................................          $   796,725           $   874,711
                                                                                   ===========           ===========
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable ......................................................          $    20,216           $    18,013
  Publisher payables ....................................................               40,797                70,703
  Accrued payroll expenses ..............................................               14,457                11,658
  Accrued professional fees .............................................                3,053                 3,804
  Current portion of facilities impairment ..............................                7,801                 7,723
  Current portion of capital leases .....................................               15,407                   899
  Notes payable and current portion of long-term debt ...................               15,798                39,738
  Deferred revenue ......................................................              288,357               303,663
  Other accrued expenses and current liabilities ........................               49,032                65,457
                                                                                   -----------           -----------
   Total current liabilities ............................................              454,918               521,658
Long-term debt ..........................................................               62,378                63,294
Long-term facilities impairment .........................................               22,546                22,155
Capital leases ..........................................................                6,625                 1,293
Other noncurrent liabilities ............................................               15,381                14,552
Stockholders' equity:
  Class A common stock, $.001 par value; 2,500,000,000 shares authorized;
    470,864,231 and 371,408,945 shares issued; and
    462,675,299 and 365,997,791 shares outstanding ......................                  470                   366
  Additional paid-in capital ............................................            1,228,569             1,171,853
  Unearned stock-based compensation .....................................              (15,230)              (16,654)
  Accumulated other comprehensive loss ..................................               (4,785)               (3,861)
  Treasury stock, at cost; 6,855,599 and 4,077,821 shares ...............              (12,945)               (9,639)
  Accumulated deficit ...................................................             (961,202)             (890,306)
                                                                                   -----------           -----------
   Total stockholders' equity ...........................................              234,877               251,759
                                                                                   -----------           -----------
   Total liabilities and stockholders' equity ...........................          $   796,725           $   874,711
                                                                                   ===========           ===========

          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                        THREE MONTHS ENDED
                                                                                 ----------------------------------
                                                                                       MARCH 31,          MARCH 31,
                                                                                        2002               2001
                                                                                 -------------         ------------
Revenues:
  Products ..............................................................         $    110,172          $      1,535
  Services ..............................................................               36,157                 8,222
                                                                                  ------------          ------------
   Total revenues .......................................................              146,329                 9,757
Operating expenses:
  Cost of revenues:
   Products (exclusive of $13 and $21 of amortization
     of stock-based compensation) .......................................               79,715                   851
   Services (exclusive of $185 and $120 of amortization
     of stock-based compensation) .......................................               44,987                 6,769
                                                                                  ------------          ------------
    Total cost of revenues ..............................................              124,702                 7,620
  Selling, general and administrative (exclusive of $1,621 and $3,056
    of amortization of stock-based compensation) ........................               56,223                31,711
  Research and development (exclusive of $57 and $122
    of amortization of stock-based compensation) ........................               30,541                 3,133
  Bad debt expense (recovery) ...........................................                 (675)                1,103
  Amortization of intangible assets .....................................                3,792                 1,184
  Impairment of intangible and other assets .............................                  250                 3,256
  Amortization of stock-based compensation ..............................                1,876                 3,319
                                                                                  ------------          ------------
    Total operating expenses ............................................              216,709                51,326
                                                                                  ------------          ------------
    Operating loss ......................................................              (70,380)              (41,569)
Other income (expense):
  Interest income .......................................................                  253                 3,507
  Interest expense ......................................................               (2,194)                 (276)
  Other income (expense), net ...........................................                  467                   (50)
                                                                                  ------------          ------------
    Total other income (expense) ........................................               (1,474)                3,181
  Loss before minority interest, net gain on stock transactions of associated companies, equity in losses of associated companies, impairment of investment in equity and cost method companies and
    extraordinary gain ..................................................              (71,854)              (38,388)
Minority interest .......................................................                 --                   2,820
Net gain on stock transactions of associated companies ..................                 --                     695
Equity in losses of associated companies ................................                 --                  (7,251)
Impairment of investment in equity method and cost method
  associated companies ..................................................               (1,461)              (23,463)
                                                                                  ------------          ------------
    Net loss before extraordinary gain ..................................              (73,315)              (65,587)
Extraordinary gain ......................................................                2,419                  --
                                                                                  ------------          ------------
    Net loss ............................................................         $    (70,896)         $    (65,587)
                                                                                  ============          ============
    Basic and diluted net loss per share before extraordinary gain ......         $      (0.16)         $      (0.49)
    Extraordinary gain ..................................................                 --                    --
                                                                                  ------------          ------------
    Basic and diluted net loss per share ................................         $      (0.16)         $      (0.49)
                                                                                  ============          ============
    Shares used in computing basic and diluted net loss per share .......          447,848,467           134,585,774


          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                      COMMON STOCK                 ADDITIONAL       UNEARNED
                                                                 -----------------------------      PAID-IN       STOCK-BASED
                                                                     SHARES            AMOUNT       CAPITAL       COMPENSATION
                                                                 -----------          -------      ----------     -------------
                                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31, 2001 ..............................      365,997,791             $366      $1,171,853       $(16,654)
  Comprehensive loss:
    Net loss ..............................................               --               --              --             --
  Other comprehensive loss:
   Unrealized holding loss during the period ..............               --               --              --             --
   Foreign currency translation ...........................               --               --              --             --

  Total comprehensive loss.................................

Issuance of Class A common stock ..........................       96,494,042               101         49,190             --
Issuance of warrants in conjunction with acquisitions .....               --                --            151             --
Issuance of warrants to acquire the Company's common stock                --                --            822             --
Issuance of stock options in conjunction with acquisitions                --                --          5,820             --
Issuance of Class A common stock through the Employee
  Stock Purchase Plan .....................................        1,077,803                 1            558             --
Issuance of Class A common stock through the exercise
  of stock options ........................................        1,883,441                 2            175             --
Unearned stock-based compensation .........................               --                --             --           (452)
Stock-based compensation ..................................               --                --             --          1,876
Purchase of treasury stock, at cost .......................       (2,777,778)               --             --             --
                                                                 -----------              ----     ----------       --------
Balance at March 31, 2002 .................................      462,675,299              $470     $1,228,569       $(15,230)
                                                                 ===========              ====     ==========       ========






                                                                                                   ACCUMULATED
                                                                                                      OTHER             TOTAL
                                                                  TREASURY          ACCUMULATED    COMPREHENSIVE     SHAREHOLDERS'
                                                                    STOCK             DEFICIT         INCOME           EQUITY
                                                                 -----------        -----------    ------------      -------------
                                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
Balance at December 31, 2001 ..............................        $(9,639)         $(890,306)      $(3,861)         $251,759
  Comprehensive loss:
    Net loss ..............................................             --            (70,896)           --           (70,896)
  Other comprehensive loss:
   Unrealized holding loss during the period ..............             --                 --        (1,109)           (1,109)
   Foreign currency translation ...........................             --                 --           185               185
                                                                                                                      -------
  Total comprehensive loss.................................                                                           (71,820)
                                                                                                                      -------
Issuance of Class A common stock ..........................             --                 --            --            49,291
Issuance of warrants in conjunction with acquisitions .....             --                 --            --               151
Issuance of warrants to acquire the Company's common stock            (822)                --            --                --
Issuance of stock options in conjunction with acquisitions              --                 --            --             5,820
Issuance of Class A common stock through the Employee
  Stock Purchase Plan .....................................             --                 --            --               559
Issuance of Class A common stock through the exercise
  of stock options ........................................             --                 --            --               177
Unearned stock-based compensation .........................             --                 --            --              (452)
Stock-based compensation ..................................             --                 --            --             1,876
Purchase of treasury stock, at cost .......................         (2,484)                --            --            (2,484)
                                                                  --------           ---------      -------           -------
Balance at March 31, 2002 .................................       $(12,945)          $(961,202)     $(4,785)          $234,877
                                                                  ========          ==========      =======           ========


          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                    THREE MONTHS ENDED
                                                                                         MARCH 31,
                                                                                --------------------------
                                                                                   2002             2001
                                                                                ---------        ---------
                                                                                       (IN THOUSANDS)
Cash flows from operating activities:
  Net loss ..............................................................       $ (70,896)       $ (65,587)
  Adjustments to reconcile net loss to net cash used in operating activities:
   Depreciation and amortization ........................................           8,549            4,179
   Extraordinary gain ...................................................          (2,419)            --
   Stock-based compensation .............................................           1,876            3,319
   Other noncash compensation expense ...................................            --              2,903
   Bad debt expense (recovery) ..........................................            (675)           1,103
   Equity in losses of associated companies .............................            --              7,251
   Gain (loss) on stock transactions of associated companies ............            --               (695)
   Impairment charges ...................................................           1,711           26,719
   Minority interest ....................................................            --             (2,820)
   Gain on the sale of assets ...........................................            (526)            --
  Changes in assets and liabilities, excluding effects from acquisitions:
   Restricted cash ......................................................          (4,384)           1,200
   Accounts receivable ..................................................          75,908            1,096
   Prepaid expenses .....................................................           1,545            1,402
   Deferred publisher costs .............................................          10,978             --
   Other assets .........................................................          (7,823)             160
   Accounts payable .....................................................          (1,467)           2,171
   Publisher payables ...................................................         (29,906)            --
   Accrued expenses and other liabilities ...............................          (7,938)          (1,939)
   Deferred revenue .....................................................         (16,918)             528
                                                                                ---------        ---------
    Net cash used in operating activities ...............................         (42,385)         (19,010)
                                                                                ---------        ---------
Cash flows from investing activities:
   Additions to property and equipment ..................................          (1,707)          (5,016)
   Acquisition, sale and deconsolidation of ownership interests in
   associated companies, including cash acquired ........................           4,674           (6,326)
   Capitalized acquisition costs ........................................          (1,862)            --
   Proceeds from the sale of property and equipment .....................             891             --
   Change in current notes receivable ...................................              24               37
                                                                                ---------        ---------
    Net cash provided by (used in) investing activities .................           2,020          (11,305)
                                                                                ---------        ---------
Cash flows from financing activities:
   Issuance of shares under Employee Stock Purchase Plan ................             559              159
   Change in current notes payable ......................................         (25,052)            (280)
   Proceeds from the issuance of long-term debt .........................            --                242
   Repayments of long-term debt .........................................             (24)            --
   Proceeds from the exercise of stock options ..........................             177             --
   Repurchase and cancellation of exercised stock options ...............            --                 (3)
   Purchase of treasury stock ...........................................            --                (49)
                                                                                ---------        ---------
    Net cash provided by (used in) financing activities .................         (24,340)              69
                                                                                ---------        ---------
Effect of exchange rates on cash ........................................             185             --
Net decrease in cash and cash equivalents ...............................         (64,520)         (30,246)
Cash and cash equivalents at beginning of period ........................         104,480          252,533
                                                                                ---------        ---------
Cash and cash equivalents at end of period ..............................       $  39,960        $ 222,287
                                                                                =========        =========
Supplemental disclosures:
  Interest paid .........................................................       $   1,511        $     242
  Noncash financing and investing activities:
   Issuance of notes payable, stock, options, or warrants in
   conjunction with acquisitions ........................................          55,252           15,464
   Issuance of warrants in conjunction with the acquisition of
   treasury stock .......................................................             822             --
   Retirement of notes receivable from exercise of stock options ........            --              2,249

          See accompanying notes to consolidated financial statements.

                                  DIVINE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  Basis of Presentation

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of results that may be expected for the year ending December 31, 2002 or for any future periods. These unaudited consolidated financial statements and related notes should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2001, which are contained in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC) on April 1, 2002.

         (b)  Net Loss Per Share

        Net loss per share is calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Basic earnings per share is computed based on the weighted average number of common shares outstanding during the period. The dilutive effect of common stock equivalents is included in the calculation of diluted earnings per share only when the effect of their inclusion would be dilutive. Because the Company reported a net loss for the three month periods ended March 31, 2002 and 2001, potentially dilutive securities have not been included in the shares used to compute net loss per share.

        Had the Company reported net income for the three month period ended March 31, 2002, the weighted average number of shares outstanding would have potentially been diluted by 85,684,286 common equivalent shares, assuming the exercise of all outstanding stock options, and by 9,272,052 common equivalent shares, assuming the exercise of all outstanding warrants. Had the Company reported net income for the three month period ended March 31, 2001, the weighted average number of shares outstanding would have potentially been diluted by approximately 6,918,376 common equivalent shares, assuming the exercise of stock options.

         (c)  Reclassifications

        Certain reclassifications of prior period amounts have been made to conform to current period presentations.

(2)    BUSINESS COMBINATIONS

         (a)  Acquisitions/Mergers

        In January 2002, the Company acquired 100% of the stock of Data Return Corporation, a provider of high-availability managed hosting services. The purchase price, for the purpose of purchase accounting for this transaction, consisted of $8,898,000 of cash payments related to acquisition costs and interim financing, and 74,437,043 shares of the Company's class A common stock, with a fair value of $34,037,000. In addition, the Company assumed or issued options and warrants to purchase 15,070,454 shares of the Company's class A common stock which are included as part of the purchase price paid for Data Return. The Black-Scholes fair value of these options and warrants was $5,948,000.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        In January 2002, through one of its wholly-owned subsidiaries, the Company acquired certain assets of Northern Light Technology LLC, a leading provider of search and content integration solutions, in exchange for 14,002,643 shares of the Company's class A common stock and the assumption of certain liabilities of Northern Light. In addition, the Company issued to a vendor of Northern Light a warrant to purchase up to 120,065 shares of the Company's class A common stock. The exact number of shares for which the warrant will be exercisable has not yet been determined, and is subject to the amount of cash paid to the Company under a Development Agreement between the Company and that vendor.

        In February 2002, the Company acquired the 66.7% of Perceptual Robotics, Inc. that it did not already own in exchange for 4,427,683 shares of the Company's class A common stock and $55,000 in cash.

        In February 2002, the Company acquired the minority interest of Net Unlimited, Inc. in exchange for 365,020 shares of the Company's class A common stock.

        In February 2002, the Company acquired 100% of RWT Corporation (d/b/a RealWorld Technologies, Inc.), a leading provider of production management and tracking software, in exchange for 769,231 shares of the Company's class A common stock.

        In March 2002, the Company signed a definitive agreement to acquire Delano Technology Corporation, a Toronto-based marketing solutions company offering state-of-the-art interaction-based e-business and CRM solutions. The Company expects to issue approximately 51,550,000 shares of the Company's class A common stock in connection with the acquisition. The transaction, which will be structured as a plan of arrangement under Canadian law, is subject to customary regulatory and court approvals, as well as the approval of Delano's shareholders.

        During the three months ended March 31, 2002, in conjunction with the Company's transactions related to Northern Light, Perceptual Robotics, Net Unlimited, and RWT, as described herein, the purchase price, for the purpose of recording the purchase accounting for these transactions, consisted of $198,000 of cash payments (including acquisition costs) and 19,564,577 shares of the Company's class A common stock, with a fair value of $13,841,000. Additionally, in conjunction with the Northern Light acquisition, the Company has granted a warrant to purchase up to 120,065 shares of the Company's class A common stock which is included as part of the purchase price paid for the assets of Northern Light. The Black-Scholes fair value of this warrant, assuming it will be exercisable for the maximum number of shares, was $23,000.

        The value of stock issued as consideration in these acquisitions was determined based on the average closing market price of divine's common shares on the measurement date and the three trading days before and after the measurement date. The measurement date is generally the date on which the terms of the acquisition are agreed to and announced, unless the number of shares or the amount of other consideration is subsequently changed as a result of further negotiations or a revised acquisition agreement, or if the number of shares or the amount of other consideration to be issued could change pursuant to a formula in the initial acquisition agreement. In these cases, the measurement date is the first date on which the number of acquirer shares and the amount of other consideration become fixed.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        The following table presents information (in thousands) concerning the purchase price allocations for acquisitions completed during the three months ended March 31, 2002.

                                                   FAIR VALUE ON ACQUISITION DATE
                        FAIR VALUE   --------------------------------------------------------
                       OF TANGIBLE                    UNEARNED
              PURCHASE  NET ASSETS    DEVELOPED      STOCK-BASED      EXTRAORDINARY
  COMPANY      PRICE     ACQUIRED    TECHNOLOGY     COMPENSATION          GAIN       GOODWILL
  -------     --------   --------    ----------     ------------      -------------  --------
                                              (IN THOUSANDS)
2002
Data Return.. $48,883    $(17,046)     $    -           $452              $     -     $65,477
Others.......  14,062       5,422       9,619              -               (2,419)      1,440
              -------    --------      ------           ----              -------     -------
              $62,945    $(11,624)     $9,619           $452              $(2,419)    $66,917
              =======    ========      ======           ====              =======     =======

Developed technology is amortized over the useful life of the technology, which ranges from two to four years. The extraordinary gain represents the excess of the fair value of the net current assets acquired over the fair value of the Company's purchase price related to the Company's acquisition of Perceptual Robotics.

        The acquired companies are included in the Company's consolidated financial statements from the dates of acquisition. The following table summarizes the estimated fair value (in thousands) of the tangible net assets acquired at the date of acquisition for the acquisitions completed during the three months ended March 31, 2002.

                                                     DATA RETURN     OTHERS
                                                     -----------     ------
                                                         (IN THOUSANDS)
Current assets .....................................  $  9,751       $8,704
Fixed assets .......................................     9,706            -
Other non-current assets ...........................        30            -
                                                      --------       ------
  Total tangible assets acquired ...................    19,487        8,704
                                                      --------       ------
Current liabilities ................................    26,885        3,282
Non-current liabilities ............................     9,648            -
                                                      --------       ------
  Total liabilities assumed ........................    36,533        3,282
                                                      --------       ------
  Tangible net assets acquired .....................  $(17,046)      $5,422
                                                      ========       ======

        As of January 1, 2002, we implemented SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment. For the three months ended March 31, 2001, the Company recorded amortization expense of $4,612,000 related to goodwill and certain intangible assets, as well as net excess investment over the equity in net assets of equity-method associated companies, that are no longer being amortized in accordance with SFAS No. 142. Had the Company not recorded these amortization expenses, net loss

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

and basic and diluted loss per share for the quarter ended March 31, 2001 would have been $60,975,000 and $0.45, respectively. Detail about the Company's intangible assets is as follows.

                                           AS OF MARCH 31, 2002            AS OF DECEMBER 31, 2001
                                       ------------------------------   ------------------------------
                                       GROSS CARRYING    ACCUMULATED    GROSS CARRYING    ACCUMULATED
                                           AMOUNT        AMORTIZATION       AMOUNT        AMORTIZATION
                                       --------------    ------------   --------------    ------------
                                                                (IN THOUSANDS)
Amortized intangible assets:
  Developed technology ...............   $ 67,105         $(7,386)          $57,310          $3,976
  Other intangible assets ............        613            (137)              615             121
Unamortized intangible assets:
  Goodwill ...........................    222,864               -           157,247               -

        (b)  Sales/Terminations

        In February 2002, the Company sold 51% of its interest in mindwrap, Inc. to mindwrap LLC for nominal consideration. Additionally, the Company entered into a General Release and Operating Agreement wherein mindwrap LLC paid the Company $766,000, which constitutes payment in full for all amounts due and owing to the Company from or arising out of the Company's ownership and control of mindwrap, Inc. prior to the closing date. In exchange, the Company released mindwrap LLC from any current or future liability arising from any situation prior to the closing date. The Company also entered into a Joint Ownership Conveyance Agreement with mindwrap LLC wherein the Company will receive perpetual, royalty-free, transferable joint ownership interest in certain mindwrap software and other intellectual property.

        (c)  Pro Forma Impact of Acquisitions

        During the year ended December 31, 2001, the Company acquired 100% of eshare communications, Inc., Eprise Corporation, RoweCom Inc., and Open Market, Inc. ("the pro forma acquisitions"). The following unaudited pro forma financial information for the three months ended March 31, 2001 presents the consolidated operations of the Company as if the acquisitions had been made on January 1, 2001, after giving effect to certain adjustments, including amortization of certain intangible assets actually recorded by the Company as part of the purchase accounting for the pro forma acquisitions as of the respective acquisition dates. Under the provisions of SFAS No. 142, goodwill acquired in transactions completed after June 30, 2001 is not amortized. As the pro forma acquisitions occurred subsequent to that date, these pro forma results do not reflect any goodwill amortization expense related to these acquisitions. Other acquisitions made during 2001 and during the three months ended March 31, 2002 have been excluded from the unaudited pro forma financial information because their effects would be immaterial. The unaudited pro forma financial information is provided for informational purposes only and should not be construed to be indicative of the

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Company's consolidated results of operations had the 2001 acquisitions been consummated on these earlier dates, and do not project the Company's results of operations for any future period:

                                                                               THREE MONTHS
                                                                                  ENDED
                                                                              MARCH 31, 2001
                                                                              --------------
                                                                               IN THOUSANDS,
                                                                                EXCEPT PER
                                                                               (SHARE DATA)
Revenues ...................................................................     $131,507
Net loss applicable to common stockholders .................................      (95,270)
Basic and diluted net loss per share applicable to common stockholders .....     $  (0.31)

(3)     IMPAIRMENT CHARGES

        For the three months ended March 31, 2002, the Company recorded impairment charges on intangible and other assets of $250,000. These charges related mainly to cash paid by the Company during the three months ended March 31, 2002, to settle pre-acquisition invoices owed by acquired companies that were written off as of December 31, 2001. Additionally, for the three months ended March 31, 2002, the Company recorded $1,461,000 of impairment of investment in equity method and cost method associated companies. These charges represent mainly the fair value of 2,159,074 shares of the Company's class A common stock that were issued in February 2002 as partial settlement of an obligation of the Company pursuant to the Company's collar agreement with Launchworks. This collar agreement was entered into in conjunction with the Company's investment in Launchworks in August 2000. The Company had completely written off its investment in Launchworks as of December 31, 2001.

(4)     SEGMENT AND GEOGRAPHIC INFORMATION

        The Company has two operating segments: the software, services and hosting segment and the divine interVentures segment. The software, services and hosting segment encompasses the operations surrounding the Company's core strategy of delivering integrated Web solutions. The divine interVentures segment encompasses the operations of the Company's remaining portfolio of associated companies, focusing primarily on e-commerce and vertical markets. The Company evaluates segment performance based on income from operations. The Company does not allocate total assets to its segments.

                                  DIVINE, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

        Segment information is presented in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and disclosure of revenue and operating loss based upon internal accounting methods. Segment results are as follows:

                                         THREE MONTHS ENDED                                    THREE MONTHS ENDED
                                           MARCH 31, 2002                                         MARCH 31, 2001
                          -------------------------------------------------     --------------------------------------------------
                              SOFTWARE/          DIVINE        DIVINE, INC.        SOFTWARE/            DIVINE         DIVINE, INC.
                          SERVICES/HOSTING   INTERVENTURES     CONSOLIDATED     SERVICES/HOSTING    INTERVENTURES     CONSOLIDATED
                          ----------------   -------------     ------------     ----------------    -------------     ------------
                                                                     (IN THOUSANDS)
External revenue.........     $146,329          $    --         $146,329           $  7,412            $  2,124          $  9,536
Intersegment revenue.....           --               --               --                634                  --               634
                              --------          -------         --------           --------            --------          --------
                              $146,329          $    --          146,329           $  8,046            $  2,124            10,170
Eliminations.............                                             --                                                     (413)
                                                                --------                                                 --------
Total revenues...........                                       $146,329                                                 $  9,757
                                                                ========                                                 ========
Net loss applicable to
common stockholders......     $(69,493)         $(1,403)        $(70,896)          $(24,931)           $(40,656)         $(65,587)
                              ========          =======         ========           ========            ========          ========


        The Company's business is conducted on a global basis, with the principal markets for the Company's products and services located in the United States. For the three months ended March 31, 2002, the Company recorded revenues of $146,329,000. Of these revenues, $100,898,000 were generated in the United States, $23,175,000 were generated in France, and $22,256,000 were generated in other foreign countries. Revenues are attributed to countries based on the location of the sales group, as well as the country of domicile of the sales contract.

(5)     SUBSEQUENT EVENT

        In April 2002, the Company acquired Denalii Inc., a provider of content management solutions for the Asian market, in exchange for 1,504,742 shares of the Company's class A common stock. In addition, the Company granted options to purchase a total of 490,000 shares of the Company's class A common stock to certain continuing employees of Denalii and the Company agreed to issue a maximum of $5,600,000 of the Company's class A common stock if the acquired Denalii business meets certain revenue thresholds in 2002.

        In April 2002 the Company signed a definitive agreement to acquire Viant Corporation, a professional services organization providing business solutions, and industry insight and understanding to help clients leverage assets for better business performance. The Company expects to issue approximately 200,000,000 shares of the Company's class A common stock in connection with the acquisition. In addition, the Company expects to issue options to purchase approximately 26,500,000 shares of the Company's class A common stock. Consummation of the merger is subject to a number of closing conditions, including approval of the merger by divine's and Viant's stockholders.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

        We provide extended enterprise solutions for our base of over 20,000 customers. We offer Web-based software and technology that allows the critical business units and functional areas of our clients to operate in a more cohesive manner. We also offer the services necessary to deploy these software solutions and to integrate them with existing software and technical systems. Our product and service offerings allow us to provide a comprehensive solution for our clients. Additionally, we offer our customers a single point of accountability as our solutions extend across the enterprise. Our extended enterprise solution is comprised of the following key components:

         divine Professional Services combines our knowledge of how to design and deploy software solutions with our expertise in technology, infrastructure, and marketing services and offers services for legacy systems integration, brand extension, call center automation, business process optimization, operational strategy consulting, SAP installation, supply chain and customer management, and technology infrastructure consulting.

         divine Software Services deploys software solutions that focus on collaboration, workflow, and relationship and content management such as voice-based customer contact tools, auto-response applications, telephony webinars (Web-based seminars), secured messaging, team interaction, content acquisition, organization and management, content delivery, and training programs.

         divine Managed Services builds, hosts, manages, monitors, and secures clients' critical applications by offering design and engineering of managed hosting solutions; installation, configuration, and testing of hardware and software systems; ongoing maintenance, back-ups, and upgrades; performance and security monitoring; and technical support.

        We focus on Global 5000 and high-growth middle market firms, government agencies, and educational institutions. We expect that our revenues in future periods will be generated principally through our extended enterprise solutions.

        We began operations as divine interVentures, inc. on June 30, 1999, engaging in business-to-business e-commerce through a community of associated companies in which we invested. In 1999 and 2000, we acquired interests in 40 associated companies, established a total of 13 associated companies when we identified opportunities consistent with our former business strategy, and also further developed our operational procedures and capabilities.

        In February 2001, we announced our strategy to primarily focus on enterprise Web solutions and changed our name to divine, inc. Since that time, we have not reflected separately our interests in associated companies that provide solutions for the extended enterprise. Instead, the operations of these businesses are considered a part of our core business strategy. Our remaining associated companies, offering software and services focused on e-commerce and vertical markets, were included in our divine interVentures segment. As of December 31, 2001, we have completely written off our investments in the associated companies in our divine interVentures portfolio, other than amounts included in available-for-sale securities. We do not expect to invest additional funds into these companies in future periods.

        Through integrating the products and services of acquired companies into our infrastructure, we extend a broader array of offerings and deliver greater value to all our constituencies. We introduce combined product suites to gain financial and market leverage from incremental revenue and operational efficiencies of integration.

        Since January 1, 2002, we have completed, or entered into agreements to complete, several acquisitions, including:

        o January 2002, Data Return Corporation - a provider of advanced managed hosting services based on Microsoft technologies. Data Return provides these services to businesses seeking to outsource the deployment, maintenance, and support of their complex Web sites. Its services include providing, configuring, operating, and maintaining the hardware, software, and network technologies necessary to implement and support these Web sites. Data Return also offers additional services options, such as scalability and architecture testing, storage solutions, and a suite of security services, including firewalls.

        o January 2002, Northern Light Technology - a leading provider of search and content integration solutions for enterprises. The acquisition of Northern Light's award-winning premium content services, enterprise search technology, and ecommerce transaction engine enhances our comprehensive integrated content, collaboration, and knowledge solutions for the extended enterprise.

        o February 2002, RWT Corporation (d/b/a Real World Technology, Inc.) - a leading provider of production management and tracking software to manage data across the supply chain and improve plant productivity. Real World Technology's manufacturing execution application is a core component of our vertical-specific solutions for the manufacturing industry.

        o March 2002, Delano Technology Corporation - agreed to be acquired by us in a stock-based transaction that is subject to the approval of Delano's stockholders. Delano offers customer relationship management software that incorporates advanced analytics with interaction capabilities on a flexible and scalable technology platform.

        o April 2002, Denalii, Inc. - a provider of content management solutions for the Asian market. The acquisition of Denalii enhances our content solutions and expands our market reach in Asia.

        o April 2002, Viant Corporation - agreed to be acquired by us in a stock-based transaction that is subject to the approval of Viant's and our stockholders. Viant is a professional services organization providing business solutions, and industry insight and understanding to help clients leverage assets for better business performance.

        We anticipate that the integration of these companies into our products and services offering will enhance our combination of professional services, software services, and managed services to our customers.

EFFECT OF VARIOUS ACCOUNTING METHODS ON THE CONSOLIDATED FINANCIAL STATEMENTS

        We have held ownership interests in many associated companies since our inception. Since February 2001, our acquisitions have been almost exclusively acquisitions of 100% of the stock of certain companies that fit our operating strategy. The following discussion regarding various methods of accounting is meant to explain how we accounted for investments in associated companies focused on e-business and vertical markets, which accounted for the majority of our consolidated operations for the three months ended March 31, 2001. These companies were considered part of our divine interVentures portfolio throughout 2001. The significance of the operations of these associated companies on our consolidated operations decreased throughout 2001, and as of December 31, 2001, we had completely written off our investments in the associated companies in our divine interVentures portfolio, other than amounts included in available-for-sale securities.

        CONSOLIDATION

        Associated companies in which we own, directly or indirectly, more than 50% of the outstanding voting power are accounted for under the consolidation method of accounting. Under this method, an associated company's results of operations are reflected within our consolidated statement of operations. Earnings or losses attributable to other stockholders of a consolidated associated company are identified as "minority interest" in our consolidated statement of operations. Minority interest adjusts our consolidated net results of operations to reflect only our share of the earnings or losses of a consolidated associated company. As of March 31, 2002, we did not reflect any minority interest liability on our consolidated balance sheet. The results of operations of our consolidated associated companies are reflected in our consolidated financial statements from the acquisition date of the related company.

        EQUITY METHOD

        Associated companies in which we own 50% or less of the outstanding voting power, but over which we exercise significant influence, are accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to an associated company depends on an evaluation of several factors including, among other things, representation on the associated company's board of directors, ownership percentage, and voting rights associated with our holdings in the associated company. Under the equity method of accounting, an associated company's results of operations are not reflected within our consolidated operating results. However, our share of the earnings or losses of that associated company is identified as "equity in losses of associated companies" in our consolidated statement of operations.

        The net effect of an associated company's results of operations on our results of operations is generally the same under either the consolidation method of accounting or the equity method of accounting, because, under each of these methods, only our share of the earnings or losses of an associated company is reflected in the net loss in our consolidated statement of operations. However, the presentation of the consolidation method differs dramatically from the equity method of accounting. The consolidation method presents associated company results in the applicable line items within our consolidated financial statements. In contrast, the equity method of accounting presents associated company results in a single category, "equity in losses of associated companies" within our consolidated statement of operations. Because we wrote off our remaining investments in equity-method associated companies in 2001, our consolidated statement of operations for the three months ended March 31, 2002 does not reflect any "equity in losses of associated companies".

        COST METHOD

        Associated companies not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, our share of the earnings and losses of these companies is not included in our consolidated statements of operations unless earnings or losses are distributed.

        We record our ownership interest in equity securities of our associated companies accounted for under the cost method at the lesser of cost or fair value. Those cost method associated companies that have readily determinable fair values based on quoted market prices are classified in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

RESULTS OF OPERATIONS

        THREE MONTHS ENDED MARCH 31, 2002 VS. THREE MONTHS ENDED MARCH 31, 2001

        General

        Beginning in the first quarter of 2001, we segregated our operations into two operating segments. Our software, services, and hosting segment encompasses the operations surrounding our core strategy of delivering extended enterprise solutions. Our divine interVentures segment encompasses the operations of our remaining portfolio of associated companies, focusing primarily on e-commerce and vertical markets. Beginning in 2001, we changed our business strategy from being an Internet holding company actively engaged in business-to-business e-commerce through our community of associated companies to becoming a leader in Web-based solutions for the extended enterprise. Our operations for the three months ended March 31, 2002 were considerably different than our operations for the three months ended March 31, 2001. This is because nearly all of our acquisitions made in conjunction with our new strategy, including our acquisitions of RoweCom Inc., eshare communications, Inc., Open Market, Inc., Eprise Corporation, and Data Return Corporation, and our acquisition of certain assets, subject to certain liabilities, of marchFIRST, Inc., were made subsequent to March 31, 2001. These acquisitions have provided us with a larger customer base and an increased revenue stream. During the three months ended March 31, 2001, our operations resulted primarily from our consolidated associated companies in the business-to-business e-commerce sector, many of which were in the early stages of development and generated significant losses with comparably low revenue. All of these consolidated associated companies have discontinued operations, have been sold, or are now included as part of our core business strategy. Additionally, we held investment interests in 15 associated companies accounted for under the equity method of accounting as of March 31, 2001, with a book value of $33,227,000 as of that date. Conversely, we carried no book value on our consolidated balance sheet related to our investment interests in associated companies accounted for under the equity method as of March 31, 2002. This decrease in equity-method associated companies has led to decreases in our equity in losses of associated companies.

        Revenues

        We generated revenues totaling $146,329,000 for the three months ended March 31, 2002, which is an increase of $136,572,000 over revenues of $9,757,000 for the three months ended March 31, 2001. The total revenues for the three months ended March 31, 2002 included $110,172,000 from the sale of products. Product revenues included $74,608,000 from sales of content, $18,366,000 from software sales contracts, and $15,249,000 from managed services. Revenue from software sales contracts included $8,807,000 related to our CIM Telephony software, $4,052,000 related to our Enterprise Content Management software, $1,511,000 related to our Enterprise Content Center software, $1,509,000 related to our CIM Internet software, $1,164,000 related to our Collaboration software, and $1,018,000 related to our Enterprise Portal software.

        Total revenues for the three months ended March 31, 2002 also included $36,157,000 from the sale of services, generated exclusively from our Professional Services Organization. Service revenues consisted of $30,110,000 from consulting services, $3,585,000 from divine Product Solutions Group, and $2,462,000 from Technology Information Services.

        At March 31, 2002, we had deferred revenue of $288,357,000, of which $241,281,000 related to sales of content. We expect that this deferred revenue will result in a significant increase in our revenues recognized during 2002.

        Revenues for the three months ended March 31, 2001 included approximately $1,535,000 from the sale of products, all of which was generated by our software, services, and hosting segment. Product revenues included $829,000 from software sales contracts and $706,000 from sales of computer hardware. The total revenues also included approximately $8,222,000 from the sale of services, including $6,098,000 from our software, services, and hosting segment and $2,124,000 from our divine interVentures segment. Services revenues from our software, services, and hosting segment included $2,484,000 from web design services, $1,315,000 from facilities management, and $765,000 from hosting services. Services revenues from our divine interVentures segment included $1,891,000 from inventory management services.

        Cost of Revenues

        For the three months ended March 31, 2002, our cost of revenues was $124,702,000, exclusive of $198,000 of amortization of stock-based compensation. This is an increase of $117,082,000 over the $7,620,000 (exclusive of $141,000 of amortization of stock-based compensation) cost of revenues we incurred for the three months ended March 31, 2001. Cost of revenues for the three months ended March 31, 2002 included $44,987,000 of direct costs of providing services, which consisted principally of $36,055,000 of salaries and benefits, $3,784,000 of rent and facilities services, $1,688,000 of travel costs, and $1,137,000 of depreciation expense. Cost of revenues for the three months ended March 31, 2002 also included $79,715,000 of direct costs of providing products, which consisted primarily of $65,444,000 of content costs, $4,782,000 of salaries and benefits, $3,541,000 of rent and facilities services, and $4,861,000 of office and computer supplies. Cost of revenues for the three months ended March 31, 2001 included approximately $6,769,000 of direct costs of providing services, which consisted principally of $4,129,000 of employee salaries and related benefits, $1,210,000 of rent and facilities services, and $481,000 of depreciation and amortization. Cost of revenues for 2001 also included approximately $851,000 of direct costs of providing products.

        Selling, General, and Administrative Expenses

        For the three months ended March 31, 2002, we incurred selling, general, and administrative expenses of $56,223,000, exclusive of $1,621,000 of amortization of stock-based compensation. This represents an increase of $24,512,000 over the $31,711,000 (exclusive of $3,056,000 of amortization of stock-based compensation) of selling, general, and administrative expenses for the three months ended March 31, 2001. These expenses for the three months ended March 31, 2002 consisted primarily of $33,512,000 of employee salaries and related benefits, $4,705,000 of travel costs, $4,217,000 of fees for professional services, including legal, consulting, and accounting, $4,079,000 of office and computer supplies, and $5,993,000 of depreciation and amortization expense.

        Selling, general, and administrative expenses for the three months ended March 31, 2001 consisted primarily of approximately $16,012,000 of employee salaries and related benefits, approximately $3,474,000 of facility costs, consisting primarily of rent expense, approximately $3,076,000 of fees for professional services, including legal, consulting, and accounting, approximately $2,779,000 of travel costs, and approximately $2,438,000 of depreciation expense.

        Research and Development Expenses

        For the three months ended March 31, 2002, we incurred research and development expenses of $30,541,000, exclusive of $57,000 of amortization of stock-based compensation. This represents an increase of $27,408,000 over the $3,133,000 (exclusive of $122,000 of amortization of stock-based compensation) of research and development expenses for the three months ended March 31, 2001. These expenses for the three months ended March 31, 2002 consisted primarily of $20,120,000 of employee salaries and related benefits, $2,080,000 of professional fees, and $3,969,000 of facility costs. Research and development expenses for the three months ended March 31, 2001 consisted primarily of approximately $2,544,000 of employee salaries and related benefits.

        Bad Debt Expense (Recovery)

        For the three months ended March 31, 2002, we recorded a net bad debt recovery of $675,000 as compared to $1,103,000 of bad debt expense recorded for the three months ended March 31, 2001. The net bad debt recovery for the three months ended March 31, 2002 related mainly to the collection of previously written off accounts receivable of companies acquired in the fourth quarter of 2001.

        Amortization of Intangible Assets

        For the three months ended March 31, 2002, we incurred amortization expense of $3,792,000 on our intangible assets. This represents an increase of $2,608,000 from the $1,184,000 of amortization expense recorded by us for the three months ended March 31, 2001. The increase is attributable mainly to intangible assets recorded in conjunction with acquisitions made in the fourth quarter of 2001, offset partially by a reduction in amortization related to the impairment of intangible assets in 2001 and our implementation in January 2002 of SFAS No. 142, under which goodwill and various other intangible assets are no longer amortized.

        Impairment of Intangible and Other Assets

        For the three months ended March 31, 2002, we recorded impairment charges of $250,000 related to intangible and other assets. This represents a decrease of $3,006,000 from the $3,256,000 of similar impairment charges recorded for the three months ended March 31, 2001.

        Amortization of Stock-Based Compensation

        For the three months ended March 31, 2002, we incurred a non-cash expense of $2,058,000 related mainly to the issuance, prior to our initial public offering (IPO), of shares of restricted stock and grants of options to employees, directors, and consultants under our stock incentive plans with exercise prices lower than the fair value of the class A common stock on the dates of grant. Also for the three months ended March 31, 2002, we recovered $182,000 of previously recognized compensation expense related to non-vested options of terminated employees.

        For the three months ended March 31, 2001, we incurred non-cash expense of approximately $3,817,000 related to the issuance, prior to our IPO, of shares of restricted stock and grants of options to employees, directors, and consultants under our stock incentive plans with exercise prices lower than the fair value of the class A common stock on the dates of grant. Also for the three months ended March 31, 2001, we recovered $498,000 of previously recognized compensation expense related to non-vested options of terminated employees, and we repurchased a total of 36,638 shares of our restricted class A common stock which were previously exercised by terminated employees.

        Interest Income and Expense

        Interest income for the three months ended March 31, 2002 was $253,000 and was earned from the investment of our available cash balances. This is a decrease of $3,254,000 from the $3,507,000 of interest income earned during the three months ended March 31, 2001. Interest expense for the three months ended March 31, 2002 was $2,194,000 and was incurred primarily from our long-term debt. This is an increase of $1,918,000 over the $276,000 of interest expense incurred during the three months ended March 31, 2001, which was also incurred primarily from our long-term debt.

        Other Income, Net

        Other income, net for the three months ended March 31, 2002 was $467,000. This is an increase of $517,000 over the $50,000 of other expense for the three months ended March 31, 2001. Other income, net for the three months ended March 31, 2002 consisted primarily of gains of $526,000 on disposal of assets and an investment gain of $215,000 in connection with our investment in i-Fulfillment, Inc., which filed for bankruptcy in 2001. We had previously written off our entire investment in i-Fulfillment, and in January 2002, we received proceeds from the bankruptcy in the amount of $215,000. Additionally, we recorded other expenses, net, of $274,000.

        Income Taxes

        We recorded no income tax provision or benefit for the three months ended March 31, 2002 or the three months ended March 31, 2001. Because we have no history of taxable income through March 31, 2002, the tax benefit associated with our net losses has been fully reserved. As of March 31, 2002 we had total net operating loss carryforwards of $101,116,000, of which $52,608,000 may be utilized by us to reduce future consolidated taxable income, if any. Of the total net operating loss carryforwards, $47,000 are attributable to majority-owned subsidiaries not includible in our consolidated tax group. Although each majority-owned subsidiary excluded from our consolidated tax group may utilize its net operating loss carryforwards to reduce separate future income taxes, if any, such carryforwards may not offset our consolidated taxable income, if any. Of the total net operating loss carryforwards, $48,461,000 relate to pre-acquisition net operating losses attributable to acquired companies. Our ability to utilize such pre-acquisition losses is substantially limited by current tax laws. In addition, our utilization of the net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of prior ownership changes. The net operating loss carryforwards will expire from 2019 through 2022.

        In assessing whether or not the deferred tax assets will be realized, we consider whether it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon our historical net operating losses and projections for future tax losses, we believe it is more likely than not that we will not realize the deferred tax assets. Thus, we have provided a full valuation allowance against the net deferred tax assets as of March 31, 2002.

        Minority Interest

        Minority interest of $0 and $2,820,000 represents the non-controlling stockholders' share of our consolidated associated companies' net losses for the three months ended March 31, 2002 and the three months ended March 31, 2001, respectively.

        Net Gain on Stock Transactions of Associated Companies

        We reported no gain on stock transactions of associated companies for the three months ended March 31, 2002. The net gain on stock transactions of associated companies of approximately $695,000 for the three months ended March 31, 2001 related to the net increase in the value of our investments in associated companies resulting from the issuance of stock by these companies to outside investors at prices higher than the value at which we have carried these investments, and other stock transactions of these associated companies. The gain was attributed mainly to issuances of stock by Outtask, which accounted for approximately $312,000.

        Equity in Losses of Associated Companies

        Because we had written off, as of December 31, 2001, all of our investments in associated companies accounted for under the equity method of accounting, we recorded no equity in losses of associated companies for the three months ended March 31, 2002. We recorded $3,252,000 in net losses for the three months ended March 31, 2001. Equity in losses of associated companies also included amortization of our net excess investment over the equity in the net assets of these associated companies, which totaled $3,999,000 for the three months ended March 31, 2001.

        Impairment of Investment in Equity and Cost Method Associated Companies

        For the three months ended March 31, 2002, we recorded $1,461,000 of impairment of investment in equity method and cost method associated companies. These charges represent mainly the fair value of 2,159,074 shares of our class A common stock that we issued in February 2002 as partial settlement of our obligation under a collar agreement with Launchworks inc. We had completely written off our investment in Launchworks as of December 31, 2001. For the three months ended March 31, 2001, we recorded impairment charges of $23,463,000 for other than temporary declines in the carrying values of certain equity and cost method associated companies.

        Extraordinary Gain

        For the three months ended March 31, 2002, we reported an extraordinary gain of $2,419,000, which related to our acquisition of the outstanding equity of Perceptual Robotics that we did not already own. This extraordinary gain represented the excess of the fair value of the net assets acquired over the fair value of the consideration we paid in conjunction with this acquisition. We did not report an extraordinary gain for the three months ended March 31, 2001.

SUMMARY OF CURRENTLY EXPECTED FIXED CHARGES

        The following table summarizes the fixed charges as of March 31, 2002 that we currently expect to incur, throughout the remainder of 2002 and over the next three years, for amortization of identifiable intangible assets and unearned stock-based compensation:

                                                                   YEAR
                                           --------------------------------------------------------
AMORTIZATION OF:                              2002          2003           2004           2005
----------------                           -----------    -----------    -----------    -----------
Identifiable Intangible Assets ........... $12,845,000    $17,047,000    $16,808,000    $13,495,000
Unearned Stock-Based Compensation(1) .....   6,846,000      8,003,000        381,000             --
                                           -----------    -----------    -----------    -----------
Total .................................... $19,691,000    $25,050,000    $17,189,000    $13,495,000

----------

(1) These unearned stock-based compensation charges do not reflect potential additional charges associated with options granted to employees that are accounted for under the variable method of accounting as well as options granted to consultants. The future value of these potential charges cannot be estimated at this time because the charges will be based on the future value of our stock.

LIQUIDITY AND CAPITAL RESOURCES

        As of March 31, 2002, we had cash and cash equivalents, current restricted cash, and available-for-sale securities of $80,667,000, which represented a decrease of $60,065,000 from $140,732,000 as of December 31, 2001. The net decrease in cash and cash equivalents was due primarily to net cash used in operating activities of $42,385,000, net cash used to pay down notes payable of $25,052,000, net cash provided from the acquisition and sale of ownership interests in associated companies of $4,674,000, and cash used to acquire property and equipment of $1,707,000.

        As of March 31, 2002, we had a $25,000,000 line of credit with LaSalle Bank N.A, which was increased to $40,000,000 in April 2002. This line of credit is cash collateralized and is available for working capital financing and general corporate purposes other than permanent financing for acquisitions of interests in associated companies. As of March 31, 2002, we had established letters of credit of $23,353,000 against this line of credit. These letters of credit include $13,535,000 for assumed debt of RoweCom, $4,868,000 for a note payable to marchFIRST GmbH, and $4,950,000 as collateral for various real estate and equipment leases.

        As of March 31, 2002, we had current restricted cash of $38,130,000, which represented an increase of $5,564,000 from $32,566,000 as of December 31, 2001. Current restricted cash as of March 31, 2002 included $25,798,000 that secured the $23,353,000 in letters of credit from LaSalle Bank N.A. described above, $2,622,000 that collateralized $2,250,000 of loans payable by RoweCom to publishers, $7,314,000 for other future RoweCom obligations to publishers, and $2,396,000 that secures real estate leases we assumed in our various acquisitions.

        At March 31, 2002, we had $2,577,000 in available-for-sale securities. This amount includes shares of Neoforma.com and CMGI.

        In connection with purchases of our shares of class A and class C common stock by private investors concurrent with our IPO in July 2000:

                 (1) we agreed under our Alliance Agreement with Microsoft Corporation to purchase $9,600,000 of software products, $4,700,000 of consulting services, and $1,000,000 of product support services from Microsoft during the four-year term of the agreement, to expend $4,000,000 over four years to promote Microsoft solutions, to open an accelerator facility in Seattle, the cost for which would be determined as the size and scope of the accelerator was finalized, and to dedicate up to $50,000,000 in capital to projects and acquisitions that support, directly or indirectly, the Microsoft platform. As of March 31, 2002, we had purchased, or entered into binding agreements to purchase, a total of $4,114,000 of software products, $738,000 of consulting services, and $366,000 of product support services toward these obligations, which amounts do not include additional purchases by or obligations of entities that we have acquired since our IPO. In connection with our acquisition of HostOne in October 2001, we agreed with Microsoft that we would use our best efforts to amend the Alliance Agreement to provide, among other things: that we will commit to be a Microsoft .NET partner and develop products and services that are coordinated with Microsoft's products and its .NET strategy; that we will identify other opportunities to promote Microsoft products; and that Microsoft will promote our products and services.

                 (2) we entered into an agreement concerning the purchase of a minimum of $100,000,000 of co-location and bandwidth services from Level 3 Communications, LLC over a four-year period, $25,000,000 of which would have been credited to us as consideration for Level 3's purchase of shares from us. In August 2001, we agreed to repurchase the 5,555,555 shares of our common stock owned by Level 3 in exchange for $5,555,555 and warrants to purchase 2,200,000 shares of our common stock. We paid the cash in two equal installments in August and December 2001, and issued the warrants in two equal installments in August 2001 and January 2002. Additionally, we agreed with Level 3 to cancel our commitment to purchase $100,000,000 of co-location and bandwidth services and to eliminate our prepaid credit of $25,000,000.

                 (3) we agreed to purchase a minimum of $5,000,000 of computer equipment and software, storage solutions, and professional services from Compaq Computer Corporation over four years. As of March 31, 2002, we have purchased $2,909,000 of products and services from Compaq toward this obligation, which amount does not include additional purchases by or obligations of entities that we have acquired since our IPO.

        In connection with our acquisition of certain assets, subject to certain liabilities, from marchFIRST, Inc., in April 2001, we issued, and have outstanding, a $57.5 million balloon note, which is due on April 12, 2006 but which is accelerated to the extent of 50% of free cash flow from divine/Whittman-Hart's operations and which is secured by the assets of divine/Whittman-Hart. We have the option to pay the note with cash or by issuing shares of our class A common stock. This note bears interest at the Wall Street Journal prime rate of interest. marchFIRST also is eligible to receive up to an aggregate of $55.0 million in bonus payments, payable to the extent that 50% of free cash flow from divine/Whittman-Hart's operations during the five years ending April 12, 2006 exceeds divine/Whittman-Hart's obligation under the promissory notes. We have not guaranteed the promissory notes from divine/Whittman-Hart to marchFIRST, but the terms of the promissory notes restrict payments from divine/Whittman-Hart to us.

        In connection with our acquisition of certain assets, subject to certain liabilities, of marchFIRST GmbH in September 2001, we issued, and have outstanding, a note payable in the amount of 5,369,000 euros (approximately $4,672,000 at March 31, 2002), which is included within current notes payable in our consolidated balance sheets as of March 31, 2002. The note is due on September 1, 2002. We have the option to pay the note with cash or by issuing shares of our class A common stock.

        In connection with our acquisition of Synchrony Communications, Inc. in October 2001, we acquired debt with balances totaling $1,184,000 as of March 31, 2002, payable in equal monthly installments through March 2003.

        Aleksander Szlam, who served as one of our directors in 2000, was the Chairman and Chief Executive Officer of eshare communications, Inc. while he served on our board of directors. In connection with our acquisition of eshare in October 2001, we entered into two separate stock repurchase arrangements with Mr. Szlam covering the shares of our common stock that Mr. Szlam received in the acquisition. These arrangements gave Mr. Szlam the right to sell back a portion of his shares to us at an agreed upon price (put option), while also giving us the right to buy back the same number of shares from Mr. Szlam at the same price (call option). In December 2001, the first buyback period, which covers 5,428,800 shares, was extended to be coterminous with the second buyback period. The second buyback period is effective for the time period beginning six months after the merger (April 23, 2002) and ending 18 months after the merger (April 23, 2003), and covers 5,959,200 shares of our common stock. The agreed-upon purchase price for the related put and call options is $0.53 per share. This means that until April 23, 2003, Mr. Szlam has the right to sell to us, and we have a separate right to buy from Mr. Szlam, up to 11,388,000 shares of our common stock at a price of $0.53 per share. We are currently negotiating the timing of Mr. Szlam's put and certain other matters related to Mr. Szlam's relationship with us.

        In conjunction with our acquisition of RoweCom Inc. in November 2001, we acquired current notes payable with balances totaling $15,931,000 as of December 31, 2001. During the three months ended March 31, 2002, we made payments of $6,750,000 on these notes. The balances of these notes at March 31, 2002 totaled $9,481,000. In addition, we acquired other RoweCom long-term debt with balances of $4,743,000 as of March 31, 2002, which is due in quarterly installments from June 30, 2003 to September 30, 2006.

        As of March 31, 2002, we had a revolving loan agreement for $20,000,000 with Fleet Capital Corporation. The loans under that agreement are collateralized by eligible accounts receivable balances of the domestic operations of RoweCom, and the loans are repaid from the net operating receipts of the domestic operations of RoweCom. During the three months ended March 31, 2002, we made payments of $17,083,000 on this loan agreement, and as of March 31, 2002, we had no outstanding balance on this loan. The payments were from the excess of RoweCom's domestic collections over payments to publishers during the three months ended March 31, 2002. This revolving loan agreement expired in April 2002.

        In connection with our acquisition of RoweCom, we assumed a factoring arrangement previously in place between RoweCom's French subsidiary (RoweCom France) and a European factoring company. The arrangement allows the factoring company to purchase, without recourse, $55,000,000 of the accounts receivable of RoweCom France during the period October 1, 2001 to September 30, 2002. The factoring arrangement is structured so that we receive 90% of the face value of the accounts receivable upon sale to the factoring company, with the remaining 10% due to us upon the ultimate collection of the accounts receivable by the factoring company. Our cost for this arrangement is 0.37% of the face value of the sold accounts receivable, which is paid when the accounts receivable are transferred to the factoring company.

        The operations of RoweCom Inc. historically have resulted in cyclical cash flows throughout the year, with the fourth calendar quarter historically resulting in the highest required funding level by

RoweCom. The seasonal fourth quarter funding requirements are due to the required payments to publishers in excess of collections from customers.

        During January, February, and March 2002, we used net cash of approximately $18 million, $29 million, and $16 million, respectively. These amounts are exclusive of an increase of approximately $4 million related to net cash received from acquired companies and exclusive of an increase of approximately $17 million representing RoweCom's domestic collections in excess of publisher disbursements that were used to pay down the Fleet Capital Corporation revolving loan agreement as described above. Of the net cash used in January, February, and March 2002, approximately $1 million, $4 million, and $1 million, respectively, related to cash used for non-recurring operating activities, primarily severance of non-continuing employees and termination of contractual obligations of certain acquired companies. Our cash flows from operating activities can vary significantly from month to month, depending on the timing of operating cash receipts and payments and other working capital changes, especially accounts receivable, accounts payable, accrued expenses, and other current assets and liabilities.

        Our operating plan depends on us achieving significant increases in revenue and cash receipts and significant decreases in expenses. We expect that our revenue and cash receipts will increase as we continue to integrate the product and service offerings of our acquired businesses, and we intend to decrease some of our operating costs, primarily through workforce and payroll reductions. Based on these forecasts, we believe that our existing unrestricted cash and cash equivalents, accounts receivable, and new cash generated from our customers will be sufficient to fund our operations and capital requirements at least through December 31, 2002. There is a substantial risk, however, that our revenue and cash receipts will not grow at a sufficient rate, and that we will not be able to reduce our expenses to keep them in line with our revenue. If we are unable to meet our revenue and expense management goals, we will need to significantly reduce our workforce, sell certain of our assets, enter into strategic relationships or business combinations, discontinue some or all of our operations, or take other similar restructuring actions. While we expect that these actions would result in a reduction of recurring costs, they also may result in a reduction of recurring revenues and cash receipts. It is also likely that we would incur substantial non-recurring costs to implement one or more of these restructuring actions.

        We are also exploring a number of alternatives to generate cash, including acquiring other entities that have substantial cash balances, selling certain assets, and new debt or equity financings. Our pending acquisition of Viant is expected to increase our cash balance by approximately $80,000,000, net of acquisition costs. Other than our pending acquisition of Viant, we do not currently have in place any agreements to provide us any of these sources of funds, and additional funds may not be available to us on favorable terms, if they are available to us at all. In addition, any of these transactions also could result in significant equity dilution to the holders of our common stock at the time of the transaction, or later.

        Our outstanding contractual obligations, leasehold commitments, and outstanding debt balances as of March 31, 2002 are set forth in the following table. These amounts represent amounts due by us for the periods indicated under non-cancelable contracts, leases, and loan arrangements.

                                                 PAYMENTS DUE BY PERIOD (IN THOUSANDS)
                                          ----------------------------------------------------
                                                                                      2005 AND
CONTRACTUAL OBLIGATIONS                     TOTAL       2002       2003       2004      AFTER
-----------------------                   --------    -------    -------    -------   --------
Notes Payable in Cash or Common Stock.... $  4,894    $ 4,894    $    --    $    --    $     --
Other Notes Payable .....................    8,264      8,264         --         --          --
Long-Term Debt Payable in Cash
  or Common Stock ........ ..............   57,500         --         --         --      57,500
Other Long-Term Debt ....................    7,518      2,340      1,366      1,311       2,501
Capital Lease Obligations .. ............   24,614     13,561      9,545      1,508          --
Operating Leases ....... ................  151,503     23,332     25,478     21,186      81,507
Other Long-Term Obligations(1) ..........   66,196         --         --     16,196      50,000
Other(2) ................................    6,036      6,036         --         --          --
                                          --------    -------    -------    -------   ---------
  Total ................................. $326,525    $58,427    $36,389    $40,201    $191,508

----------

(1) Includes obligations under our Alliance Agreement with Microsoft to purchase software products, consulting services, and product support services from Microsoft of $10,105,000 (which amount does not include additional purchases by or obligations of entities that we have acquired since our IPO); obligations to promote Microsoft solutions of $4,000,000 and open an accelerator facility in Seattle; and dedicate up to $50,000,000 in capital to projects and acquisitions that support, directly or indirectly, the Microsoft platform, with no time period specified. In connection with our acquisition of HostOne in October 2001, we agreed with Microsoft that we would use our best efforts to amend the Alliance Agreement to provide, among other things: that we will commit to be a Microsoft.NET partner and develop products and services that are coordinated with Microsoft's products and its .NET strategy; that we will identify other opportunities to promote Microsoft products; and that Microsoft will promote our products and services. In addition, includes an obligation to purchase computer equipment and software, storage solutions, and professional services from Compaq of $2,091,000 (which amount does not include additional purchases by or obligations of entities that we have acquired since our IPO) by July 2004.

(2) Represents the potential net amount due to Mr. Szlam in connection with our acquisition of eshare in October 2001. Until April 23, 2003, Mr. Szlam has the right to sell to us, and we have a separate right to buy from Mr. Szlam, up to 11,388,000 shares of our common stock at a price of $0.53 per share. Amounts due as reflected in the table above assume a put by Mr. Szlam.

RECENT ACCOUNTING PRONOUNCEMENTS

        As of January 1, 2002, we implemented SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment.

        In December 2001, the FASB staff issued Topic No. D-103, Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred (Topic No. D-103), which is effective for fiscal years beginning after December 15, 2001. Topic D-103 requires that certain out-of-pocket expenses rebilled to customers be recorded as revenue versus an offset to the related expense. Effective January 1, 2002, we reflect rebilled expenses as revenue, in accordance with Topic No. D-103.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This report includes forward-looking statements that reflect our current expectations and projections about our future results, performance, prospects, and opportunities. We have tried to identify these forward-looking statements by using words such as "may," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate," and similar expressions. These forward-looking statements are based on information currently available to us and are subject to a number of risks, uncertainties, and other factors that could cause our actual results, performance, prospects, or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties, and other factors include:

        o our ability to become cash flow positive before we deplete our unrestricted cash reserves or become insolvent;

        o   our ability to maintain our Nasdaq National Market listing;

        o our ability to execute our integrated Web-based software services, professional services, and managed services strategy;

        o our ability to successfully implement our acquisition strategy, including our ability to integrate the operations, personnel, products, and technologies of, and address the risks associated with, acquired companies;

        o   our ability to develop enterprise Web software and services;

        o the uncertainty of customer demand for enterprise Web software and services;

        o our ability to expand our customer base and achieve and maintain profitability;

        o   our ability to retain key personnel;

        o   our ability to predict revenues from project-based engagements;

        o our ability to keep pace with technological developments and industry requirements;

        o   our ability to efficiently manage our growing operations;

        o changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks;

        o increasing competition from other providers of software solutions, professional services, and managed applications;

        o the extent to which customers want to purchase software applications under hosted subscription based models; and

        o our ability to address the risks associated with international operations.

        Other matters, including unanticipated events and conditions, also may cause our actual future results to differ materially from these forward-looking statements. We cannot assure you that our expectations will prove to be correct. In addition, all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements mentioned above. You should not place undue reliance on these forward-looking statements. All of these forward-looking statements are based on our expectations as of the date of this report. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 3.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Equity Price Risk - At March 31, 2002, we had $2,577,000 of available-for-sale equity securities. These securities represent companies in the Internet and hi-tech sectors, both of which have recently experienced significant volatility. These investments are at risk in the event of a downturn in the public markets in general or a downturn in their specific sectors. However, these investments accounted for only 0.3% of our total assets at March 31, 2002.

        Interest Rate Risk - At March 31, 2002, we had $78,090,000 in cash and cash equivalents and restricted cash. A decrease in market rates of interest would have no material effect on the value of these assets, as they are short-term financial instruments with a fair value approximating our cost basis. Cash equivalents consist mainly of money market accounts, short-term treasury bills, and commercial paper. The carrying values of other financial instruments, such as accounts receivable, notes receivable, accounts payable, and notes payable approximate fair value as well because of their short-term nature. The carrying value of long-term debt approximates fair value due to the variable rates at which the underlying notes bear interest.

        At March 31, 2002, we had $64,883,000 of notes payable and long-term debt carried at variable interest rates. A hypothetical 1% change in market rates of interest would not have a material effect on our net loss.

        Foreign Currency Exchange Risk - Our financial market risk includes risks associated with our acquisition of companies with operations outside the United States. This risk is mainly derived from our fourth quarter acquisitions of eshare, Open Market, RoweCom, and Eprise. Through March 31, 2002, we have recorded a $756,000 foreign currency translation adjustment in other comprehensive income as a result of fluctuations in foreign currency exchange rates. We do not currently engage in any activities for the purpose of hedging foreign currency.

        Impairment Risk - At March 31, 2002, we had goodwill and other intangible assets of $283,059,000 related almost exclusively to our acquisition of companies in the fourth quarter of 2001 and the first quarter of 2002. We will assess the net realizable value of the assets acquired from these companies on a regular basis to determine if we have incurred any other than temporary decline in the value of our capital investment. For the three months ended March 31, 2002, we incurred $1,711,000 of impairment charges, $1,461,000 of which related to our investment in equity-method and cost-method associated companies in our divine interVentures segment. In February 2002, we issued 2,159,074 shares of our class A common stock with a fair value of $1,403,000 in conjunction with the settlement of our collar agreement with Launchworks, an equity-method associated company since February 2000. The Company's investment in Launchworks was fully impaired as of December 31, 2001. We have no investments in equity- or cost-basis associated companies reflected on our balance sheet as of March 31, 2002. At March 31, 2002, we also had $7,801,000 and $22,546,000, respectively, of current and long-term facilities impairment, representing future cash payments we are obligated to make under operating leases, related mainly to facilities or portions of facilities that we are no longer utilizing. We may incur additional impairment charges in future periods.

                            PART II OTHER INFORMATION

ITEM 2.    CHANGES IN SECURITIES AND USE OF PROCEEDS

        In January 2002, we issued 14,002,643 shares of our class A common stock to a creditor of Northern Light Technology, LLC in connection with our acquisition of certain of the assets of Northern Light. Additionally, we issued to a vendor of Northern Light a warrant to purchase up to 120,065 shares of our class A common stock.

        In January 2002, we issued a warrant to purchase 1,100,000 shares of our class A common stock to Level 3 Communications, LLC in connection with the termination of an agreement concerning the purchase of co-location and bandwidth services from Level 3.

        In February 2002, we issued 4,427,683 shares of our class A common stock to the former stockholders of Perceptual Robotics, Inc. in connection with our acquisition of the 66.7% interest in Perceptual Robotics that we did not already own.

        In February 2002, we issued 365,020 shares of our class A common stock to certain former stockholders of NetUnlimited, Inc. in connection with our acquisition of the minority interest of NetUnlimited.

        In February 2002, we issued 769,231 shares of our class A common stock to Comerica Bank - California in connection with our acquisition of RWT Corporation (d/b/a RealWorld Technologies, Inc.).

        In February 2002, we issued 333,333 shares of our class A common stock to Dynegy Technology Capital Corp. upon resolution of a holdback established in connection with our 2001 acquisition of SageMaker, Inc.

        In February 2002, we issued 2,159,074 shares of our class A common stock to Launchworks inc. pursuant to a collar agreement that we entered into with Launchworks in February 2000.

        All of our class A common stock issued in the transactions described above were issued in transactions exempt from registration pursuant to Section 4(2) and Rule 506 of the Securities Act of 1933, as amended.


ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

        (a) EXHIBITS

NUMBER                       DESCRIPTION OF EXHIBIT
------                       ----------------------
 2.1 Combination Agreement, dated as of March 12, 2002, between divine, inc. and Delano Technology Corporation (incorporated herein by reference to Exhibit 2.1 of divine's Report on Form 8-K filed March 14, 2002).

        (b) REPORTS ON FORM 8-K

        We filed a Report on Form 8-K, dated January 24, 2002, announcing the completion of our acquisition of Data Return Corporation.

        We filed a Report on Form 8-K, dated March 14, 2002, announcing that we had entered into an agreement and plan of merger with Delano Technology Corporation, pursuant to which Delano would become one of our wholly owned subsidiaries.

        We filed a Report on Form 8-K/A, dated March 28, 2002, to amend our Report on Form 8-K, dated July 12, 2001, to include the financial statements of Emicom Group, Inc. and the pro forma financial information reflecting the pro forma effect on our consolidated financial statements of our acquisitions of Emicom, Open Market, Inc., eshare communications, Inc., Eprise Corporation, and Data Return Corporation.

                                    SIGNATURE

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, ON MAY 15, 2002.


                                            DIVINE, INC.




                                    /S/  MICHAEL P. CULLINANE
                              --------------------------------------------
                                         Michael P. Cullinane
                                       Executive Vice President,
                                 Chief Financial Officer, and Treasurer
                              (Principal Financial and Accounting Officer)

                                     ANNEX U

         DIVINE FORM 8-K DATED MAY 3, 2002, RESPECTING THE RESIGNATION
             OF THOMAS J. MEREDITH FROM DIVINE'S BOARD OF DIRECTORS

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                              --------------------



                                    FORM 8-K


                Current Report Pursuant to Section 13 or 15(d) of
                       The Securities Exchange Act of 1934



          Date of Report (Date of earliest event reported): MAY 3, 2002




                                  DIVINE, INC.
             (Exact name of registrant as specified in its charter)




            DELAWARE                      0-30043             36-4301991
(State or other jurisdiction of         (Commission          (IRS Employer
 incorporation or organization)         File Number)        Identification No.)


                              1301 N. ELSTON AVENUE
                             CHICAGO, ILLINOIS 60622
               (Address of principal executive offices) (Zip Code)



       Registrant's telephone number, including area code: (773) 394-6600



                                       N/A
          (Former name or former address, if changed since last report)



                              --------------------

     ITEM 5. OTHER EVENTS.

     On May 3, 2002, Thomas J. Meredith resigned as a director of divine, inc., a Delaware corporation ("divine"). In addition, Mr. Meredith will not stand for re-election to divine's board of directors at the annual meeting of stockholders to be held on May 21, 2002. As a result, the board of directors of divine has reduced the number of directors to nine directors, and only one director will be elected as a Class III director at the annual meeting. As described in divine's Proxy Statement, dated April 22, 2002, for its annual meeting, Michael H. Forster has been nominated for re-election as the Class III director. divine intends in the future to rebalance the number of directors in each of three classes of directors. It may achieve this by adding additional directors, or by moving existing directors from one class to another.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: May 9, 2002

                                      divine, inc.


                                      By:     /s/ MICHAEL P. CULLINANE
                                         --------------------------------------
                                                 Michael P. Cullinane
                                               Executive Vice President,
                                         Chief Financial Officer, and Treasurer

                                     ANNEX V

               DIVINE FORM 8-K DATED MAY 29, 2002, RESPECTING THE
                  PRIVATE PLACEMENT OF OAK INVESTMENT PARTNERS

QuickLinks -- Click here to rapidly navigate through this document
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM 8-K

                                 CURRENT REPORT

     Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

                          Date of Report: May 29, 2002
                        (Date of earliest event reported)

                                  divine, inc.
             (Exact name of registrant as specified in the charter)

       Delaware                         0-30043                  36-4301991
(State or other jurisdiction     (Commission File No.)         (IRS Employer
    of incorporation)                                        Identification No.)

                              1301 N. Elston Avenue
                             Chicago, Illinois 60622
                    (Address of Principal Executive Offices)

                                 (773) 394-6600
               (Registrant's telephone number including area code)

                                 Not Applicable
          (Former name or former address, if changed since last report)
================================================================================

Item 5.    Other Items

        On May 29, 2002, divine, inc. (the "Company") entered into a Securities Purchase Agreement (the "Purchase Agreement") with Oak Investment Partners X, Limited Partnership, Oak X Affiliates Fund, Limited Partnership and certain other investors named therein (collectively, the "Purchasers"), whereby on May 31, 2002 the Company issued and sold to the Purchasers 22,741 shares of its Series B Convertible Preferred Stock (the "Initial Preferred Shares") for an aggregate purchase price of $22,741,000 and the Purchasers agreed to purchase at a later date, subject to certain conditions, 38,259 shares of the Company's Series B Convertible Preferred Stock (the "Mandatory Preferred Shares") together with related warrants (the "Warrants") to purchase 9,567 shares of Series B Convertible Preferred Stock (the "Warrant Preferred Shares", and together with the Initial Preferred Shares and Mandatory Preferred Shares, the "Preferred Shares"), at a purchase price of $1,000 per Preferred Share together with the related Warrants. Unless the Company receives stockholder approval, the Company will not convert Preferred Shares into more than 3,823,618 shares of its common stock, par value $0.001 ("Common Stock"). The Series B Convertible Preferred Stock is subject to the terms and conditions of the Certificate of Designations, Preferences and Rights attached hereto as Exhibit 3.1. The Warrants are subject to the terms and conditions of the form of Warrant attached hereto as Exhibit
4.2. Pursuant to a Registration Rights Agreement attached hereto as Exhibit 10.1, the Company has agreed to prepare and file with the Securities and Exchange Commission a registration statement covering the resale of the shares of Common Stock issuable pursuant to the terms of the Series B Convertible Preferred Stock. The terms of the private placement are more fully set forth in the Securities Purchase Agreement attached hereto as Exhibit 4.1.

        Additionally, the Company amended that certain Rights Agreement dated as of February 12, 2001, between the Company and Computershare Investor Services, LLC, as Rights Agent, as amended by Amendment No. 1 to Rights Agreement dated as of July 8, 2001 and Amendment No. 2 to Rights Agreement dated as of August 15, 2001 (as amended, the "Rights Agreement"), to exclude each Purchaser who is or becomes a party to the Purchase Agreement from the definition of Acquiring Person under the Rights Agreement, but only to the extent such Purchaser or Purchasers would become an Acquiring Person due to the beneficial ownership of Common Stock issued or issuable upon conversion of the Series B Convertible Preferred Stock issued pursuant to the Purchase Agreement.

        On May 30, 2002, the Company issued a press release related to these transactions. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


Item 7.    Financial Statements and Exhibits

        (c)    EXHIBITS.

        The exhibits to this report are listed in the Exhibit Index set forth elsewhere herein.
--------------------------------------------------------------------------------


                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                  divine, inc.

                  By: /s/ JUDE SULLIVAN
                      -----------------------------------------
                                   Jude Sullivan
                      Senior Vice President and General Counsel

Date: June 3, 2002

--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit
Number                          Description of Exhibits
-------                         -----------------------
3.1        Certificate of Designations, Preferences and Rights of Series B
           Convertible Preferred Stock.


4.1 Securities Purchase Agreement dated as of May 29, 2002, by and between divine, inc. and the investors named therein.

4.2        Form of Warrant.

4.3 Amendment No. 3 to Rights Agreement, dated as of May 29, 2002, between divine and Computershare Investor Services, LLC, as Rights Agent.

10.1 Registration Rights Agreement dated as of May 31, 2002, by and between divine, inc. and the investors named therein.

99.1       Press Release of divine, inc., dated May 30, 2002.


QuickLinks

    Item 5. Other Items
    Item 7. Financial Statements and Exhibits

SIGNATURE
EXHIBIT INDEX

                                                                     Exhibit 3.1

             CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF
                      SERIES B CONVERTIBLE PREFERRED STOCK

                                       OF

                                  divine, inc.

             Pursuant to Section 151 of the General Corporation Law
                            of the State of Delaware

     I, the undersigned, Jude M. Sullivan, Senior Vice President and Secretary of divine, inc., a Delaware corporation (hereinafter called the "CORPORATION"), pursuant to the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, do hereby make this Certificate of Designations and do hereby state and certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Third Amended and Restated Certificate of Incorporation of the Corporation, the Board of Directors duly adopted the following resolutions:

     RESOLVED, that, pursuant to Article FOURTH of the Third Amended and Restated Certificate of Incorporation of the Corporation (which authorizes 50,000,000 shares of preferred stock, $0.001 par value ("PREFERRED STOCK")), the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock.

     RESOLVED, that each share of such series of Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:

     1. NUMBER AND DESIGNATION. 100,000 shares of the Preferred Stock of the Corporation shall be designated as Series B Convertible Preferred Stock (the "SERIES B PREFERRED STOCK").

     2. DEFINITIONS. In addition to the capitalized terms elsewhere defined herein, the following terms, when used herein, shall have the meanings indicated, unless the context otherwise requires.

     "ADJUSTED CONVERSION PRICE" means, with respect to any share of Series B Preferred Stock, at any time, the Initial Conversion Price of such share of Series B Preferred Stock, as adjusted from time to time pursuant to Section 6(e) hereof.

     "AFFILIATE" means, with respect to any specified Person, any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "affiliated," "controlling," and "controlled" have meanings correlative to the foregoing.

     "BOARD OF DIRECTORS" means the Board of Directors of the Corporation.

     "BUSINESS DAY" means any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in New York City, New York generally are authorized or required by law or other governmental actions to close.

     "COMMON STOCK" means the Corporation's Class A Common Stock, par value $0.001 per share.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

     "GROUP" means a group within the meaning of Section 13(d)(3) of the Exchange Act.

     "INITIAL CLOSING" has the meaning specified in the Securities Purchase Agreement.

     "INITIAL CONVERSION PRICE" means (i) with respect to any share of Series B Preferred Stock issued at the Initial Closing, $6.00 per share of Series B Preferred Stock (after giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002 but subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock after such date), subject to adjustment from time to time pursuant to Section 6(e) hereof and (ii) with respect to any share of Series B Preferred Stock issued at the Mandatory Closing (or upon exercise of Warrants issued at such Mandatory Closing), $6.00 per share of Series B Preferred Stock (after giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002 but subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock after such date), subject to adjustment from time to time pursuant to Section 6(e) hereof.

     "ISSUE DATE" means (i) with respect to any share of Series B Preferred Stock issued at the Initial Closing, the date of the Initial Closing and (ii) with respect to any share of Series B Preferred Stock issued at the Mandatory Closing or upon exercise of Warrants issued at the Mandatory Closing, the date of the Mandatory Closing.

     "LIQUIDATION PREFERENCE" means, with respect to any share of Series B Preferred Stock, $1,000 per whole share of Series B Preferred Stock (as adjusted for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Series B Preferred Stock).

     "MANDATORY CLOSING" has the meaning specified in the Securities Purchase Agreement.

     "MARKET PRICE" means, with respect to the Common Stock, on any given day,
(i) the price of the last trade, as reported on the Nasdaq National Market, not identified as having been reported late to such system, or (ii) if the Common Stock is so quoted, but not so traded, the average of the last bid and ask prices, as those prices are reported on the Nasdaq National Market, or (iii) if the Common Stock is not listed or authorized for trading on the Nasdaq National Market or any comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Corporation for that purpose and reasonably acceptable to Oak. If the

Common Stock is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as mutually agreed upon by the Corporation and Oak.

     "OAK" means Oak Investment Partners X, Limited Partnership; Oak Investment Partners IX, Limited Partnership; Oak X Affiliates Fund, Limited Partnership; Oak IX Affiliates Fund, Limited Partnership; and Oak IX Affiliates Fund-A, Limited Partnership and their respective Affiliates, but any of such Persons (including the Persons listed above) will only be deemed to be Oak if such Person purchases shares of Series B Preferred Stock under and pursuant to the Securities Purchase Agreement and holds Series B Preferred Stock or shares of Common Stock issued upon conversion thereof in accordance with this Certificate of Designations.

     "OUTSTANDING", when used with reference to shares of stock, means issued and outstanding shares, excluding shares held by the Corporation or a subsidiary.

     "PERSON" means an individual, corporation, partnership, limited liability company, association, trust and any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

     "PURCHASERS" has the meaning specified in Section 6(g) of this Certificate of Designations.

     "RIGHTS PLAN" has the meaning specified in the Securities Purchase
Agreement.

     "SECURITIES PURCHASE AGREEMENT" means that certain Securities Purchase Agreement, dated on or about May 29, 2002, between the Corporation and the Purchasers.

     "SERIES A JUNIOR PREFERRED STOCK" means the Series A Junior Participating Preferred Stock, par value $0.001 per share.

     "WARRANTS" means the warrants to purchase shares of Series B Preferred Stock issued or to be issued pursuant to the Securities Purchase Agreement.

     3.   RANK.  (a)     Any class or series of capital stock of the Corporation
shall be deemed to rank:

                         (i) prior to the Series B Preferred Stock, either as to the payment of dividends or as to distribution of assets upon liquidation, dissolution or winding up, or both, if the holders of such class or series shall be entitled by the terms thereof to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up, in preference or priority to the holders of Series B Preferred Stock ("SENIOR SECURITIES");

                         (ii) on a parity with the Series B Preferred Stock, either as to the payment of dividends or as to distribution of assets upon liquidation, dissolution or winding up, or both, if the holders of the Series B Preferred Stock and of such class of stock or series shall be entitled by the terms thereof to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, or both, in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences (including, but not limited to, preferences as to payment of dividends or other amounts distributable upon liquidation), without preference or priority one over the other and such class of stock or series is not a class of Senior Securities ("PARITY SECURITIES"); and

                         (iii) junior to the Series B Preferred Stock, either as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up, or both, if such stock or series shall be Common Stock or Series A Junior Preferred Stock or if the holders of the Series B Preferred Stock shall be entitled by the terms thereof to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, in preference or priority to the holders of shares of such stock or series (including, but not limited to, preferences as to payment of dividends or other amounts distributable upon liquidation) ("JUNIOR SECURITIES").

                    (b) The respective definitions of Senior Securities, Junior Securities and Parity Securities shall also include any rights or options exercisable or exchangeable for or convertible into any of the Senior Securities, Junior Securities and Parity Securities, as the case may be.

                    (c) The Series B Preferred Stock shall be subject to the creation of Junior Securities and, subject to Section 7(b) of this Certificate of Designations, Parity Securities.

     4. DIVIDENDS. In the event any dividend or other distribution payable in cash or other property is declared on the Common Stock (other than dividends payable solely in shares of Common Stock), each holder of shares of Series B Preferred Stock on the record date for such dividend or distribution shall be entitled to receive on the date of payment or distribution of such dividend or other distribution the same cash or other property which such holder would have received if on such record date such holder was the holder of record of the number (including any fraction) of shares of Common Stock into which the shares of Series B Preferred Stock then held by such holder are then convertible.

     5. LIQUIDATION PREFERENCE. (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of the shares of Series B Preferred Stock shall be entitled to receive with respect to each share of Series B Preferred Stock held thereby an amount in cash equal to the Liquidation Preference of such share of Series B Preferred Stock. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the shares of Series B Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any Parity Securities, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series B Preferred Stock and any such other Parity Securities ratably in accordance with the respective amounts that would be payable on such shares of Series B

Preferred Stock and any such other Parity Securities if all amounts payable thereon were paid in full.

                    (b) Upon the completion of the distribution required by
Section 5(a) and any other distribution that may be required with respect to any other series of Preferred Stock that may from time to time come into existence, subject to the rights of any other series of Preferred Stock that may from time to time come into existence, the holders of Series B Preferred Stock shall participate with the Common Stock and the Series A Junior Preferred Stock ratably on an as-converted basis (without regard to the Exchange Cap) in the distribution of assets, or the proceeds thereof, until the holders of Series B Preferred Stock shall have received with respect to each share of Series B Preferred Stock held thereby (including amounts paid pursuant to Section 5(a)) an aggregate amount per share of Series B Preferred Stock equal to the product of (x) the Liquidation Preference of each such share of Series B Preferred Stock, TIMES (y) three (3); thereafter, the holders of Series B Preferred Stock shall not be entitled to any further distribution or payment and, subject to the rights of the Series A Junior Preferred Stock and any other series of Preferred Stock that may from time to time come into existence, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive the distribution of the remaining assets, or the proceeds thereof. Notwithstanding anything in this Section 5 to the contrary, if a holder of Series B Preferred Stock would receive under and pursuant to this Section 5 a greater liquidation amount than such holder is entitled to receive pursuant to Sections 5(a)-(b) by converting such shares of Series B Preferred Stock into shares of Common Stock, then such holder shall not receive any amounts under
Section 5(a), but shall be treated for purposes of this Section 5 as though they had converted into shares of Common Stock, whether or not such holders had elected to so convert.

                    (c) Notwithstanding anything else in this Certificate of Designations, a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation shall be deemed to have occurred upon (A) (i) the acquisition of the Corporation by another Person by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, consolidation or similar transaction, whether of the Corporation with or into any other Person or Persons or of any other Person or Persons with or into the Corporation, but excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation); or
(ii) a sale of all or substantially all of the assets of the Corporation; PROVIDED that a consolidation or merger as a result of which the holders of capital stock of the Corporation immediately prior to such merger or consolidation possess (by reason of such holdings) 50% or more of the voting power of the corporation surviving such merger, consolidation or similar transaction (or other Person which is the issuer of the capital stock into which the capital stock of the Corporation is converted or exchanged in such merger or consolidation) shall not be treated as a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation within the meaning of this Section 5 or (B) a transaction or series of transactions in which a person or group of persons (as defined in Rule 13d-5(b)(1) of the Exchange Act) (excluding Oak) acquires beneficial ownership (as determined in accordance with Rule 13d-3 of the Exchange Act) of more than 50% of the Common Stock or the voting power of the Corporation (a "CHANGE OF CONTROL").

     6.   CONVERSION.    (a)    Shares of Series B Preferred Stock shall be
convertible into Common Stock on the terms and conditions set forth in this
Section 6. Subject to the provisions
of this Section 6, each holder of shares of Series B Preferred Stock shall have the right, at any time, at such holder's option, to convert any or all outstanding shares (and fractional shares) of Series B Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock. In addition, if the Market Price of the Common Stock exceeds $50.00 per share (after giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002 but subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock after such date) for any 60 consecutive trading day period that begins after November 29, 2003 (a "MANDATORY CONVERSION EVENT"), then, upon such Mandatory Conversion Event, each outstanding share of Series B Preferred Stock shall automatically be converted into Common Stock as set forth in this Section 6 and in accordance with Section 6(c) hereof. The number of shares of Common Stock deliverable upon the conversion hereunder of a share of Series B Preferred Stock as of any date shall be an amount equal to $1,000 (as adjusted for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Series B Preferred Stock), DIVIDED BY the Adjusted Conversion Price of such share of Series B Preferred Stock.

                    (b) (i) In order to exercise the conversion privilege, the holder of the shares of Series B Preferred Stock to be converted shall surrender the certificate representing such shares of Series B Preferred Stock (or a lost stock affidavit therefor reasonably acceptable to the Corporation) at the office of the Corporation, with a written notice of election to convert completed and signed, specifying the number of shares of Series B Preferred Stock to be converted. Unless the shares issuable on conversion are to be issued in the same name as the name in which such shares of Series B Preferred Stock are registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder or the holder's duly authorized attorney.

                         (ii) As promptly as practicable after the surrender by a holder of certificates for shares of Series B Preferred Stock as aforesaid, the Corporation shall issue and shall deliver to such holder, or on the holder's written order to the holder's transferee, (w) a certificate or certificates for the whole number of shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this Section 6, (x) any cash adjustment required pursuant to Section 6(d) and (y) in the event of a conversion in part, a certificate or certificates for the whole number of shares of Series B Preferred Stock not being so converted.

                         (iii) Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Preferred Stock shall have been surrendered to the Corporation for conversion and such notice received by the Corporation as aforesaid, and the person in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder of record of the shares of Common Stock represented thereby at such time on such date. All shares of Common Stock delivered upon conversion of the Series B Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights. Upon the surrender of certificates representing shares of Series B Preferred Stock, such shares shall no longer be deemed to be outstanding and all rights of a holder with respect to such shares surrendered for conversion shall immediately terminate except the right to receive the Common Stock and other amounts payable pursuant to this Section 6 and a certificate or certificates representing shares of Series B Preferred Stock not converted.

                    (c) Upon the occurrence of a Mandatory Conversion Event, all holders of shares of Series B Preferred Stock and all holders of Warrants to purchase shares of Series B Preferred Stock shall surrender to the Company for cancellation the original stock certificates and Warrants, as the case may be, duly endorsed for cancellation and such shares of Series B Preferred Stock and Warrants to purchase Series B Preferred Stock shall be deemed to have been converted in accordance with this Section 6 as of the date of the occurrence of the Mandatory Conversion Event.

                    (d) In connection with the conversion of any shares of Series B Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Market Price per share of Common Stock on the business day on which such shares of Series B Preferred Stock are deemed to have been converted.

                    (e) (i) In case the Corporation shall at any time after the Issue Date of the Series B Preferred Stock (A) declare a dividend or make a distribution on Common Stock payable in Common Stock, (B) subdivide or split the outstanding Common Stock, (C) combine or reclassify the outstanding Common Stock into a smaller number of shares, (D) issue any shares of its capital stock in a reclassification of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing corporation), or (E) consolidate with, or merge with or into, any other Person, the Adjusted Conversion Price in effect at the time of the record date for such dividend or distribution or of the effective date of such subdivision, split, combination, consolidation, merger or reclassification shall be proportionately adjusted so that the conversion of the Series B Preferred Stock after such time shall entitle the holder to receive the aggregate number of shares of Common Stock or other securities of the Corporation (or shares of any security into which such shares of Common Stock have been combined, consolidated, merged or reclassified pursuant to clause
     (e)(i)(C), (e)(i)(D) or (e)(i)(E) above of this Section 6) which, if the Series B Preferred Stock had been converted immediately prior to such time, such holder would have owned upon such conversion and been entitled to receive by virtue of such dividend, distribution, subdivision, split, combination, consolidation, merger or reclassification, assuming for purposes of such calculation that such holder of Common Stock of the Corporation (x) is not a Person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such recapitalization, sale or transfer was made, as the case may be ("CONSTITUENT PERSON"), or an affiliate of a constituent person and (y) failed to exercise any rights of election as to the kind or amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, recapitalization, sale or transfer (PROVIDED, that if the kind or amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, recapitalization, sale or transfer is not the same for each share of Common Stock of the Corporation held immediately prior to such reclassification, change, consolidation, merger, recapitalization, sale or transfer by other than a constituent person or an affiliate thereof and in respect of which such rights of election shall not have been exercised ("NON-ELECTING SHARE"), then for the purpose of this Section 6(e) the kind and amount of securities, cash and other property receivable upon such reclassification, change, consolidation, merger, recapitalization, sale or transfer by each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). Such adjustment shall be made successively whenever any event listed above shall occur.

                         (ii) In case the Corporation shall issue or sell any Common Stock (other than Common Stock (collectively, the "EXCLUDED SECURITIES") issued (A) pursuant to the Corporation's stock option plans or pursuant to any other Common Stock related employee compensation plans of the Corporation approved by the Corporation's Board of Directors or its predecessors (including such plans under Section 423 of the Internal Revenue Code of 1986, as amended) (collectively, "STOCK PLANS"), (B) to vendors, banks, lenders and equipment lessors of the Corporation or its subsidiaries in transactions the primary purpose of which is not the raising of capital, provided that the aggregate number of shares of Common Stock so issued after the date of the Initial Closing do not (1) have an aggregate market price at the date of such issuance in excess of $5 million or (2) exceed 1 million shares of Common Stock (after giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002 but subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock after such date), (C) pursuant to (1) the conversion of convertible notes or other debt instruments outstanding as of the date of the Initial Closing, (2) the exercise of warrants outstanding as of the date of the Initial Closing and (3) obligations of the Corporation existing as of the date of the Initial Closing to issue shares of Common Stock, (D) in connection with (1) acquisitions by the Corporation or its subsidiaries of assets or equity securities of third Persons or (2) mergers, consolidations, joint ventures or other business combinations by the Corporation with third Persons, (E) pursuant to the Rights Plan or (F) upon exercise or conversion of any security the issuance of which caused an adjustment under Section 6(e)(iii) or 6(e)(iv) hereof) without consideration or for a consideration per share less than the Adjusted Conversion Price then in effect, the Adjusted Conversion Price to be in effect after such issuance or sale shall be determined by multiplying the Adjusted Conversion Price in effect immediately prior to such issuance or sale by a fraction, (1) the numerator of which shall be the product of (I) the aggregate number of shares of Common Stock outstanding immediately before such issuance or sale, plus the aggregate number of shares of Common Stock into which the outstanding shares of Series B Preferred Stock are convertible immediately before such issuance or sale (but excluding any other options, warrants or convertible securities), plus the aggregate number of shares of Common Stock that the aggregate consideration received by the Corporation upon such issuance or sale would purchase at the Adjusted Conversion Price then in effect and (2) the denominator of which shall be (I) the aggregate number of shares of Common Stock outstanding immediately before such issuance or sale, plus the aggregate number of shares of Common Stock into which the outstanding shares of Series B Preferred Stock are convertible immediately before such issuance or sale (but excluding any other options, warrants or convertible securities), plus the aggregate number of shares of Common Stock so issued or sold; provided, however, that notwithstanding anything in this Certificate of Designations to the contrary, no adjustment in the Adjusted Conversion Price shall be effectuated, or required to be effectuated, pursuant to this Section 6(e)(ii) unless and until the Corporation issues or is deemed to have issued shares of Common Stock (other than Excluded Securities) which, when aggregated with all shares of Common Stock (other than Excluded Securities) issued or deemed to have been issued by the Corporation after the date of the Initial Closing have an aggregate market price at the date of such issuance or deemed issuance in excess of $20 million, at which time adjustments in the Adjusted Conversion Price pursuant to this Section 6(e)(ii) shall be effectuated, and be required to be effectuated, hereunder with respect to all issuances or deemed issuances of Common Stock that comprised or that are in excess of such $20 million amount, as if all such issuances occurred on the date such threshold is exceeded. In case any portion of the consideration to be received by the Corporation shall be in a form other than cash, the fair market value of such noncash consideration shall be utilized in the foregoing computation. Such fair market value shall be determined by the Board of Directors of the Corporation; PROVIDED, HOWEVER, that if the holders of a majority of the Series B Preferred Stock shall object to any such determination, the Board of Directors shall retain an independent appraiser reasonably satisfactory to such holders to determine such fair market value. The holders shall be notified promptly of any consideration other than cash to be received by the Corporation and furnished with a description of the consideration and the fair market value thereof, as determined by the Board of Directors.

                         (iii) Except for and with respect to Excluded Securities, in the event that the Corporation fixes a record date for the issuance of rights, options or warrants to the holders of its Common Stock or other securities entitling such holders to subscribe for or purchase shares of Common Stock (or securities convertible into shares of Common Stock) at a price per share of Common Stock (or having a conversion price per share of Common Stock, if a security convertible into shares of Common Stock) less than the Adjusted Conversion Price in effect on such record date, the maximum number of shares of Common Stock issuable upon exercise of such rights, options or warrants (or conversion of such convertible securities) shall be deemed to have been issued and outstanding as of such record date and the Adjusted Conversion Price then in effect shall be adjusted pursuant to Section 6(e)(ii) hereof, as though such maximum number of shares of Common Stock had been so issued for the aggregate consideration payable by the holders of such rights, options, warrants or convertible securities prior to their receipt of such shares of Common Stock. In case any portion of such consideration shall be in a form other than cash, the fair market value of such noncash consideration shall be determined as set forth in Section 6(e)(ii) hereof. Such adjustment shall be made successively whenever such record date is fixed; and in the event that such rights, options or warrants are not so issued or expire unexercised, or in the event of a change in the number of shares of Common Stock to which the holders of such rights, options or warrants are entitled (other than pursuant to adjustment provisions therein comparable to those contained in this Section 6(e)), the Adjusted Conversion Price then in effect shall again be adjusted to be the Adjusted Conversion Price which would then be in effect if such record date had not been fixed, in the former event, or the Adjusted Conversion

     Price which would then be in effect if such holder had initially been entitled to such changed number of shares of Common Stock, in the latter event.

                         (iv) Except for and with respect to Excluded
     Securities, in the event that the Corporation issues rights, options or warrants entitling the holders thereof to subscribe for or purchase Common Stock (or securities convertible into shares of Common Stock) or shall issue securities that are convertible, directly or indirectly, into Common Stock, and the price per share of Common Stock of such rights, options, warrants or convertible securities (including, in the case of rights, options or warrants, the price at which they may be exercised) is less than the Adjusted Conversion Price then in effect, the maximum number of shares of Common Stock issuable upon exercise of such rights, options or warrants or upon conversion of such convertible securities shall be deemed to have been issued and outstanding as of the date of such sale or issuance, and the Adjusted Conversion Price shall be adjusted pursuant to Section 6(e)(ii) hereof as though such maximum number of shares of Common Stock had been so issued for an aggregate consideration equal to the minimum aggregate consideration paid for such rights, options, warrants or convertible securities and the aggregate consideration payable by the holders of such rights, options, warrants or convertible securities prior to their receipt of such shares of Common Stock. In case any portion of such consideration shall be in a form other than cash, the fair market value of such noncash consideration shall be determined as set forth in
     Section 6(e)(ii) hereof. Such adjustment shall be made successively whenever such rights, options, warrants or convertible securities are issued; and in the event that such rights, options or warrants expire unexercised, or in the event of a change in the number of shares of Common Stock to which the holders of such rights, options, warrants or convertible securities are entitled (other than pursuant to adjustment provisions therein comparable to those contained in this Section 6(e)), the Adjusted Conversion Price shall again be adjusted to be the Adjusted Conversion Price which would then be in effect if such rights, options, warrants or convertible securities had not been issued, in the former event, or the Adjusted Conversion Price which would then be in effect if such holders had initially been entitled to such changed number of shares of Common Stock, in the latter event. No adjustment of the Adjusted Conversion Price Factor shall be made pursuant to this Section 6(e)(iv) to the extent that the Adjusted Conversion Price shall have been adjusted pursuant to Section 6(e)(iii) upon the setting of any record date relating to such rights, options, warrants or convertible securities and such adjustment fully reflects the number of shares of Common Stock to which the holders of such rights, options, warrants or convertible securities are entitled and the price payable therefor.

                         (v) No adjustment to the Adjusted Conversion Price pursuant to Sections 6(e)(ii), 6(e)(iii) and 6(e)(iv) above shall be required unless such adjustment would require an increase or decrease of at least 1% in the Adjusted Conversion Price; PROVIDED HOWEVER, that any adjustments which by reason of this Section 6(e)(v) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 6(e) shall be made to the nearest four decimal points.

                         (vi) In the event that, at any time as a result of the provisions of this Section 6(e), the holder of Series B Preferred Stock upon subsequent conversion shall become entitled to receive any shares of capital stock of the Corporation other than Common Stock, the number of such other shares so receivable upon conversion of Series B Preferred Stock shall thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained herein.

                    (f) All adjustments pursuant to this Section 6 shall be notified to the holders of Series B Preferred Stock and such notice shall be accompanied by a Schedule of Computations of the adjustments certified by a financial officer of the Corporation.

                    (g) (i) Notwithstanding anything to the contrary contained herein, the Corporation shall not be obligated to issue more than 3,823,500 shares of Common Stock (after giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002 but subject to adjustment for stock splits, reverse stock splits, stock dividends and similar transactions with respect to the Common Stock after such date) upon the conversion of any shares of Series B Preferred Stock under this Section 6 in breach of the Corporation's obligations under the rules or regulations of The Nasdaq Stock Market (the "EXCHANGE CAP"), except that such limitation shall not apply in the event that the Corporation (a) obtains the approval of its stockholders as required by the applicable rules of The Nasdaq Stock Market (or any successor rule or regulation) for issuances of Common Stock in excess of such amount ("STOCKHOLDER APPROVAL"), or (b) obtains a written opinion from counsel reasonably acceptable to the Corporation and Oak that such approval is not required (an "OPINION"). Until Stockholder Approval or an Opinion is obtained, no purchaser of shares of Series B Preferred Stock, pursuant to the Securities Purchase Agreement (the "PURCHASERS") shall be issued, upon conversion of shares of Series B Preferred Stock issued pursuant to the Securities Purchase Agreement or upon conversion of Series B Preferred Stock issued or issuable upon exercise of Warrants issued or to be issued pursuant to the Securities Purchase Agreement, shares of Common Stock in an amount greater than the product of (i) the Exchange Cap amount multiplied by (ii) a fraction, the numerator of which is the number of shares of Series B Preferred Stock issued to such Purchasers pursuant to the Securities Purchase Agreement and the denominator of which is the aggregate amount of all shares of Series B Preferred Stock issued to the Purchasers pursuant to the Securities Purchase Agreement (the "CAP ALLOCATION AMOUNT").

                         (ii) In the event that the Corporation is, at the time of any conversion of shares of Series B Preferred Stock under this Section 6 (each, a "SERIES B CONVERSION"), prohibited from issuing all of the shares of Common Stock then issuable upon such Series B Preferred Stock as a result of or pursuant to the Exchange Cap, the Corporation shall (x) convert the maximum aggregate number of such shares of Series B Preferred Stock then permitted under and in accordance with the Exchange Cap into Common Stock in accordance with this Section 6, with such amount to be allocated pro rata among the holders of the Series B Preferred Stock to be converted in such Series B Conversion (the "CONVERTING SERIES B PREFERRED HOLDERS") based upon their respective Cap Allocation Amounts, (y) redeem, to the extent that the Corporation has funds legally available therefor, pro rata from such Converting Series B Preferred Holders (based upon their respective Cap Allocation Amounts) the maximum aggregate number of shares of Series B Preferred Stock held by such Converting Series B Preferred Holder which were originally subject to such Series B Conversion but which the Corporation was prohibited from converting into Common Stock as a result of or pursuant to the Exchange Cap (the "INITIAL REDEEMED EXCESS SHARES") that can be so redeemed at a price per share for each Initial Redeemed Excess Share equal to the Liquidation Preference of the Series B Preferred Stock as of the date of the applicable Series B Conversion (the "REDEMPTION PRICE") and (z) redeem, ratably from such Converting Series B Preferred Holders (based upon their respective Cap Allocation Amounts), the remainder of the shares of Series B Preferred Stock submitted for conversion in such Series B Conversion by such Converting Series B Preferred Holder which the Corporation was prohibited from converting into Common Stock as a result of or pursuant to the Exchange Cap (the "REMAINING REDEEMED EXCESS SHARES") as soon as funds legally available for such purpose become available at a price per share for each Remaining Redeemed Excess Share equal to the Redemption Price. With respect to Initial Redeemed Excess Shares, the Corporation shall deliver to each applicable Converting Series B Preferred Holder the aggregate Redemption Price payable thereto hereunder with respect to the Initial Redeemed Excess Shares held thereby within ten (10) Business Days after such Converting Series B Preferred Holder has delivered to the Corporation the original stock certificate(s) representing the applicable Initial Redeemed Excess Shares (or a lost stock affidavit therefor reasonably acceptable to the Corporation), duly endorsed for transfer or accompanied by a stock power executed in blank. With respect to Remaining Redeemed Excess Shares, (i) such shares shall be deemed for all purposes to have been redeemed on and as of the date of the applicable Series B Conversion, (ii) within seven (7) Business Days after funds become legally available to purchase such Remaining Redeemed Excess Shares, the Corporation shall give each applicable Converting Series B Holder written notice to such effect, (iii) until such time as the accrued but unpaid Redemption Price payable for or with respect to all Remaining Redeemed Excess Shares has been paid in full, the Corporation shall be prohibited, without the prior written consent of the former holders of Remaining Redeemed Excess Shares who are owed a majority of the aggregate Redemption Price then payable to all former holders of Remaining Redeemed Excess Shares, from declaring or paying any cash dividends on or with respect to the Corporation's outstanding capital stock, repurchasing any shares of outstanding capital stock (except pursuant to Section 6(g) of this Certificate of Designations and except repurchases from employees, directors or consultants at cost pursuant to contracts approved by the Board of Directors) or making any distribution with respect to its capital stock and (iv) the Corporation shall deliver to each such Converting Series B Preferred Holder the aggregate Redemption Price payable thereto hereunder with respect to the applicable Remaining Redeemed Excess Shares held thereby within ten (10) Business Days after the later of the date (1) such Converting Series B Preferred Holder has delivered to the Corporation the original stock certificate(s) representing such Remaining Redeemed Excess Shares (or a lost stock affidavit therefor reasonably acceptable to the Corporation) to the Corporation, duly endorsed for transfer or accompanied by a stock power executed in blank and (2) the Corporation has funds legally available for such purpose and has delivered an Excess Share Redemption Notice to such Converting Series

     B Holder with respect to such Remaining Redeemed Excess Shares in accordance with this Certificate of Designations.

                         (iii) In the event that any Purchaser shall sell or otherwise transfer any of such Purchaser's shares of Series B Preferred Stock, the transferee shall be allocated a pro rata portion of such Purchaser's Cap Allocation Amount. In the event that any holder of shares of Series B Preferred Stock shall convert all of such holder's shares of Series B Preferred Stock into a number of shares of Common Stock which, in the aggregate, is less than such holder's Cap Allocation Amount, then the difference between such holder's Cap Allocation Amount and the number of shares of Common Stock actually issued to such holder shall be allocated to the respective Cap Allocation Amounts of the remaining holders of shares of Series B Preferred Stock on a pro rata basis in proportion to the number of shares of Series B Preferred Stock then held by each such holder.

     7. VOTING RIGHTS. (a) Except as otherwise provided by applicable law, the holders of the shares of Series B Preferred Stock (i) shall be entitled to vote with the holders of the Common Stock on all matters submitted for a vote of holders of Common Stock, (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of such shares of Series B Preferred Stock would have been entitled if such shares of Common Stock had been outstanding at the time of the applicable vote and related record date and (iii) shall be entitled to notice of any stockholders' meeting in accordance with the certificate of incorporation and bylaws of the Corporation. Notwithstanding the foregoing, in the event that, at any time before Stockholder Approval or an Opinion is obtained, the outstanding shares of Series B Preferred Stock (on an as-converted to Common Stock basis), plus any shares of Common Stock previously issued upon conversion of Series B Preferred Stock, would represent greater than the number of votes that would be held by the number of shares of Common Stock constituting the Exchange Cap, then for voting purposes the number of votes per share of Series B Preferred Stock shall be automatically reduced (with such reduction allocated pro rata among the holders of Series B Preferred Stock based upon the aggregate number of shares of Series B Preferred Stock then held) so that the outstanding shares of Series B Preferred Stock (on an as-converted to Common Stock basis), plus any shares of Common Stock previously issued upon conversion of Series B Preferred Stock, represent the number of votes that would be held by the number of shares of Common Stock constituting the Exchange Cap.

                    (b) The Corporation shall not, without first obtaining the approval of the holders of not less than a majority of the total number of shares of Series B Preferred Stock then outstanding, voting together as a single class:

                         (i) offer, sell, authorize, designate or issue shares of any class or series of Senior Securities or Parity Securities;

                         (ii) increase the number of shares of Series B Preferred Stock authorized pursuant to this Certificate of Designations or except pursuant to the Securities Purchase Agreement or the Warrants, issue any shares of Series B Preferred Stock; or

                         (iii) amend, alter or repeal the Third Amended and Restated Certificate of Incorporation, the Amended and Restated By-laws of the Corporation, this Certificate of Designations (or any other certificate of designations) or of any provision thereof (including the adoption of a new provision thereof) which would result in an adverse change of the voting powers, designation and preferences and relative participating, optional and other special rights, and qualifications, limitations and restrictions of the Series B Preferred Stock, excluding for the avoidance of doubt, (A) any reverse stock split that applies equally to all classes of capital stock of the Corporation or for which the Series B Preferred Stock is entitled to anti-dilution protection pursuant to Section 6 hereof and (B) any amendment from time to time of the Rights Plan or the Certificate of Designations of the Series A Junior Preferred Stock effectuated in order to (1) provide that (x) the issuance of, or the agreement to issue, securities of the Corporation in connection with certain acquisitions, mergers, consolidations or other similar transactions of the Corporation or its subsidiaries do not trigger the rights and obligations under the Rights Plan or (y) certain Person(s) receiving such securities do not constitute a "Acquiring Person(s)" as defined in the Rights Plan or (2) increase the number of authorized shares of Series A Junior Preferred Stock in connection with, or as a result of, certain acquisitions, mergers, consolidations or other similar transactions of the Corporation or its subsidiaries (including, but not limited to, that certain amendment to be filed on or after May 29, 2002 in order to increase the number of authorized shares of Series A Junior Preferred Stock to 2,000,000); PROVIDED, HOWEVER, no such amendment will have the effect of causing (i) a Purchaser to be an "Acquiring Person" because of the acquisition of Series B Preferred Stock (including Series B Preferred Stock underlying Warrants) (and the Common Stock into which such Series B Preferred Stock is convertible), (ii) the acquisition of Series B Preferred Stock (including Series B Preferred Stock underlying Warrants) (or the Common Stock into which such Series B Preferred Stock is convertible) to trigger a "Distribution Date" (as defined in the Rights Plan) or (iii) the inclusion of the Series B Preferred Stock (including Series B Preferred Stock underlying Warrants) (or the Common Stock into which such Series B Preferred Stock is convertible) in the determination of whether a Purchaser is an "Acquiring Person" under the Rights Agreement.

                    (c) The consent or votes required in Section 7(b) above shall be in addition to any approval of stockholders of the Corporation which may be required by law or pursuant to any provision of the Corporation's Certificate of Incorporation or Amended and Restated Bylaws, which approval shall be obtained by vote of the stockholders of the Corporation in the manner provided in Section 7(a) above.

                    (d) Upon completion of the Initial Closing, the holders of shares of Series B Preferred Stock, voting as a single class, shall be entitled to elect at least one member of the Board of Directors who shall be nominated by Oak and, in the event that the holders of a majority of the Series B Preferred Stock issued at the Initial Closing elect to exercise such right, the number of directors then constituting the Board of Directors shall be increased by one. Upon completion of the Mandatory Closing, the holders of shares of Series B Preferred Stock, voting as a single class, shall be entitled to elect up to two members of the Board of Directors in the aggregate, each of whom shall be nominated by Oak, and, in the event that the holders of a majority of the Series B Preferred Stock issued at the Initial Closing and the Mandatory Closing, collectively, elect to exercise such right, the number of directors then constituting the Board of Directors shall be increased in order to provide for a total of two additional Board seats. Whenever a majority of the shares of Series B Preferred Stock issued at the Initial Closing and, the Mandatory Closing, collectively, have been converted into Common Stock pursuant to this Certificate of Designations or have been transferred by the initial holder thereof to a Person that is not an Affiliate of the initial holders, then the right of the holders of the Series B Preferred Stock to elect such additional director(s) shall cease, and the term of office of any person elected as director by the holders of the Series B Preferred Stock shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly.

     8. REPORTS. The Corporation shall mail to all holders of Series B Preferred Stock those reports, proxy statements and other materials that it mails to all of its holders of Common Stock. In the event the Corporation is not required to file quarterly and annual financial reports with the Securities and Exchange Commission pursuant to Section 13 or Section 15(d) of the Exchange Act, the Corporation will furnish the holders of the Series B Preferred Stock with reports containing the same information as would be required in such reports.

     9. HEADINGS. The headings of the Sections, subsections, clauses and subclauses of this Certificate of Designations are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

          IN WITNESS WHEREOF, divine, inc. has caused this Certificate of Designations to be signed and attested by the undersigned this 29th day of May, 2002.

                                       divine, inc.

                                       By: /s/ Jude M. Sullivan
                                           -------------------------------------
                                           Name:  Jude M. Sullivan
                                           Title: Senior Vice President and
                                                  Secretary

                                                                     Exhibit 4.1

                          SECURITIES PURCHASE AGREEMENT

         SECURITIES PURCHASE AGREEMENT (the "AGREEMENT"), dated as of May 29, 2002, by and among divine, inc, a Delaware corporation, with headquarters located at 1301 North Elston Avenue, Chicago, Illinois 60622 (the "COMPANY"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "BUYER" and collectively, the "BUYERS").

         WHEREAS:

         A. The Company and the Buyers are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Rule 506 of Regulation D ("REGULATION D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "1933 ACT"). (Unless otherwise indicated, capitalized terms used in this Agreement shall have the meanings ascribed to such terms herein.)

         B. The Company has authorized the following new series of its preferred stock, par value $0.001 per share: the Company's Series B Convertible Preferred Stock (the "PREFERRED STOCK"), which shall be convertible into shares of the Company's Class A common stock, par value $0.001 per share (the "COMMON STOCK"), in accordance with the terms of the Company's Certificate of Designations, Preferences and Rights of the Preferred Stock, substantially in the form attached hereto as EXHIBIT A (the "CERTIFICATE OF DESIGNATIONS").

         C. Subject to the terms and conditions set forth in this Agreement, the Buyers set forth under the heading "Initial Buyers" on the Schedule of Buyers (the "INITIAL BUYERS") wish to purchase at the Initial Closing an aggregate of up to 22,941 shares of the Preferred Stock (the "INITIAL PREFERRED SHARES" and, as converted, the "INITIAL CONVERSION SHARES"), in the respective amounts set forth opposite such Initial Buyer's name on the Schedule of Buyers, at a purchase price per share of $1,000 (the "PURCHASE PRICE").

         D. Subject to the terms and conditions set forth in this Agreement, the Buyers set forth under the heading "Mandatory Buyers" on the Schedule of Buyers (or, if consented to by the Company (which consent will not be unreasonably withheld), an affiliate thereof) (the "MANDATORY BUYERS") will be required under this Agreement to buy, and the Company will be required under this Agreement to sell to the Mandatory Buyers, at the Mandatory Closing, for a purchase price per share of Mandatory Preferred Share and related Warrant equal to the Purchase Price, (I) that number of shares of Preferred Stock determined in accordance with Section 1(a) hereof (the "MANDATORY PREFERRED SHARES" and, as converted, the "MANDATORY CONVERSION SHARES"), and (II) warrants, substantially in the form attached hereto as EXHIBIT B (the "WARRANTS"), to acquire a number of shares (rounded up to the nearest whole share) of Preferred Stock (as exercised, collectively, the "WARRANT PREFERRED SHARES") equal to 25% of the number of Mandatory Preferred Shares being purchased by each such Mandatory Buyer at the Mandatory Closing (as such Warrant Preferred Shares are converted, collectively, the "WARRANT COMMON SHARES").

         E. Contemporaneously with the execution and delivery of this Agreement, the Company, the Initial Buyers (other than the Follow-On Initial Buyers) and the Mandatory Buyers

(other than the Follow-On Mandatory Buyers) are executing and delivering a Registration Rights Agreement substantially in the form attached hereto as EXHIBIT C (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company has agreed to provide certain registration rights under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

         NOW THEREFORE, the Company and the Buyers hereby agree as follows:

         1.       PURCHASE AND SALE OF PREFERRED SHARES AND WARRANTS.

                  a. PURCHASE OF PREFERRED SHARES. Subject to the terms and conditions of this Agreement, including, without limitation, the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to each Initial Buyer, and each Initial Buyer severally agrees to purchase from the Company, at a purchase price per share equal to the Purchase Price, the respective number of Initial Preferred Shares set forth opposite such Initial Buyer's name on the Schedule of Buyers (the "INITIAL CLOSING"). Subject to the terms and conditions of this Agreement, including, without limitation, the satisfaction (or waiver) of the conditions set forth in Sections 1(c), 6(b) and 7(b), each Mandatory Buyer shall purchase, and the Company shall issue and sell to each Mandatory Buyer, for a purchase price per share of Mandatory Preferred Share and related Warrant equal to the Purchase Price, (i) the respective number of Mandatory Preferred Shares equal to the aggregate dollar amount payable by each such Mandatory Buyer as set forth opposite such Mandatory Buyer's name in the appropriate column on the Schedule of Buyers, DIVIDED BY the Purchase Price (the "MANDATORY CLOSING"), and (ii) the related Warrants to acquire a number of Warrant Preferred Shares (rounded up to the nearest whole share) equal to 25% of the number of Mandatory Preferred Shares being purchased by such Mandatory Buyer at the Mandatory Closing; provided, however, that, subject to the terms and conditions of this Agreement, including, without limitation, the satisfaction (or waiver) of the conditions set forth in Section 7(b) below, Oak Investment Partners X, Limited Partnership and Oak X Affiliates Fund, Limited Partnership (collectively, "OAK") and/or affiliates of Oak (the "OAK AFFILIATES" and, together with Oak, the "OAK FUNDS") shall purchase at the Mandatory Closing an aggregate number of Mandatory Preferred Shares (and the related Warrants) equal to the quotient of (i) $60,000,000, MINUS the aggregate Purchase Price paid by the Oak Funds for Initial Preferred Shares purchased by the Oak Funds at the Initial Closing, (including, but not limited to, any Initial Preferred Shares purchased pursuant to the Initial Closing True Up Amount) DIVIDED BY (ii) the Purchase Price. (The Initial Closing and the Mandatory Closing collectively are referred to in this Agreement as the "CLOSINGS"). The Initial Preferred Shares, the Mandatory Preferred Shares and the Warrant Preferred Shares collectively are referred to in this Agreement as the "PREFERRED SHARES" and the Initial Conversion Shares, the Mandatory Conversion Shares and the Warrant Common Shares collectively are referred to in this Agreement as the "CONVERSION SHARES". "BUSINESS DAYS" means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to remain closed.

                  b. THE INITIAL CLOSING DATE. The date and time of the Initial Closing (the "INITIAL CLOSING DATE") shall be 10:00 a.m. Central Time on a Business Day within two (2)

Business Days following the date hereof, subject to the satisfaction (or waiver) of the conditions to the Initial Closing set forth in Sections 6(a) and 7(a) (or such later date as is mutually agreed to by the Company and Oak). With the exception of Oak, the Initial Buyers may execute and deliver to the Company a signature page to this Agreement and pay to the Company the aggregate Purchase Price payable for the Initial Preferred Shares which such Initial Buyer has agreed to purchase under and in accordance with this Agreement (those Initial Buyers that so execute a signature page to this Agreement after the date hereof in accordance herewith are referred to in this Agreement collectively as the "FOLLOW-ON INITIAL BUYERS") at any time prior to June 7, 2002 (the "INITIAL CLOSING DEADLINE DATE"); provided, however, notwithstanding anything in this Agreement to the contrary, if any such Follow-On Initial Buyer has not executed and delivered to the Company a signature page to this Agreement, or paid the aggregate Purchase Price payable thereby hereunder with respect to its respective Initial Preferred Shares, on or prior to the Initial Closing Deadline Date, such Follow-On Initial Buyer shall have no further right to purchase Initial Preferred Shares under this Agreement; provided further, that, notwithstanding anything in this Agreement to the contrary, Oak shall also pay to the Company on the Initial Closing Deadline Date an amount equal to $22,941,000.00, minus the aggregate Purchase Price received by the Company on or prior to such Initial Closing Deadline Date from all Initial Buyers (including, without limitation, Oak and the Follow-On Initial Buyers) (the "INITIAL CLOSING TRUE UP AMOUNT"), and the Company shall issue and sell to Oak as of the Initial Closing Date an aggregate number of Initial Preferred Shares equal to the Initial Closing True Up Amount, DIVIDED BY the Purchase Price. The Initial Closing shall occur on the Initial Closing Date at the offices of Katten Muchin Zavis Rosenman, 525 West Monroe Street, Suite 1600, Chicago, Illinois 60661-3693. The parties hereto agree that for purposes of this Agreement, the Transaction Documents and any other certificates, documents or agreements entered into or delivered in connection with the transactions contemplated hereby, with respect to the Follow-On Initial Buyers, the closing date for the purchase of the Initial Preferred Shares purchased thereby hereunder shall be deemed to be the Initial Closing Date.

                  c. THE MANDATORY CLOSING DATE. The date and time of the Mandatory Closing (the "MANDATORY CLOSING DATE") shall be 10:00 a.m. Central Time, within five (5) Business Days after the date of the stockholder meeting referred to in Section 4(k) at which Stockholder Approval is obtained and following the date of the receipt by each Buyer of the Mandatory Share Notice, subject to satisfaction (or waiver) of the conditions to the Mandatory Closing set forth in Sections 6(b) and 7(b) and the conditions set forth in this Section 1(c) (or such later date as is mutually agreed to by the Company and Oak). With the exception of Oak, the Mandatory Buyers may execute and deliver to the Company a signature page to this Agreement (those Mandatory Buyers that execute and deliver to the Company a signature page to this Agreement after the date hereof in accordance herewith are referred to in this Agreement collectively as the "FOLLOW-ON MANDATORY BUYERS") at any time prior to June 7, 2002 (the "MANDATORY CLOSING EXECUTION DATE"); provided, however, notwithstanding anything in this Agreement to the contrary, if any such Follow-On Mandatory Buyer has not executed and delivered to the Company a signature page to this Agreement by the Mandatory Closing Execution Deadline, such Follow-On Mandatory Buyer shall have no further right to purchase Mandatory Preferred Shares or Warrants under this Agreement. The Company shall deliver written notice (the "MANDATORY SHARE NOTICE") to each Buyer on a date (the "MANDATORY SHARE NOTICE DATE") as soon as commercially reasonable after the Company has received the approval of the Company's stockholders pursuant to Section 4(k), but in no event later than

July 31, 2002; provided that Oak may agree to an extension of such date by providing written notice to the Company and the other Buyers of its decision to extend such date, in which case Oak's right to terminate the parties' obligations with respect to the Mandatory Closing under Section 8(l) of this Agreement shall automatically be modified to a date seven (7) days after such agreed upon extended date. The Mandatory Share Notice shall set forth (i) the aggregate number of Mandatory Preferred Shares which such Mandatory Buyer is required to purchase at such Mandatory Closing, (ii) the number of related Warrant Preferred Shares subject to warrant which such Mandatory Buyer is required to purchase at such Mandatory Closing, (iii) such Mandatory Buyer's aggregate Purchase Price for the Mandatory Preferred Shares and the related Warrants and (iv) the date of the Mandatory Closing Date, which shall in no event be later than the fifth (5th) Business Day after the date of the stockholder meeting referred to in Section 4(k) at which the Stockholder Approval is obtained (or such later date as is mutually agreed to by the Company and Oak). Notwithstanding the foregoing, the Company shall not be entitled to deliver a Mandatory Share Notice unless, prior to the Mandatory Closing Date, the Company has received the Stockholder Approval to issue the Conversion Shares upon conversion of the Preferred Shares in excess of the Exchange Cap (as defined in the Certificate of Designation).

                  d. FORM OF PAYMENT. On each of the Closing Dates, (i) each Buyer shall pay the Purchase Price to the Company for the Preferred Shares and, in the case of the Mandatory Closing, the related Warrants to be issued and sold to such Buyer at such Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, less any amount withheld for expenses of Oak pursuant to Section 4(h), and (ii) the Company shall deliver to each Buyer, stock certificates (in the denominations as such Buyer shall request) (the "PREFERRED STOCK CERTIFICATES") representing such number of the Preferred Shares which such Buyer is then purchasing hereunder along with warrants representing the related Warrants, if applicable, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

         2.       BUYER'S REPRESENTATIONS AND WARRANTIES.

                  Each Buyer represents and warrants with respect to only itself that:

                  a. INVESTMENT PURPOSE. Such Buyer (i) is acquiring the Preferred Shares and the Warrants, (ii) upon conversion of the Preferred Shares, will acquire the Conversion Shares then issuable upon conversion thereof and
(iii) upon exercise of the Warrants, will acquire the Warrant Preferred Shares issuable upon exercise thereof (the Preferred Shares, the Conversion Shares and the Warrants collectively are referred to herein as the "SECURITIES"), for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act.

                  b. ACCREDITED INVESTOR STATUS. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D and a "qualified institutional buyer" as that term is defined in Rule 144A promulgated under the 1933 Act.

                  c. RELIANCE ON EXEMPTIONS. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

                  d. INFORMATION. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained in Sections 3 and 8(m) below. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

                  e. NO GOVERNMENTAL REVIEW. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

                  f. TRANSFER OR RESALE. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel (or such other evidence reasonably acceptable to the Company), in a generally acceptable form, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 promulgated under the 1933 Act, as amended, (or a successor rule thereto) ("RULE 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

                  g. LEGENDS. Such Buyer understands that the certificates or other instruments representing the Preferred Shares and the Warrants and, until such time as the sale of the Conversion Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Conversion Shares, except as set forth below, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale transaction, such holder provides the Company with an opinion of counsel, in a generally acceptable form, to the effect that a public sale, assignment or transfer of the Securities may be made without registration under the 1933 Act, or (iii) such holder provides the Company with reasonable assurances that the Securities can be sold pursuant to Rule 144 without any restriction as to the number of securities acquired as of a particular date that can then be immediately sold. Such Buyer acknowledges, covenants and agrees to sell the Securities represented by a certificate(s) from which the legend has been removed, only pursuant to (i) a registration statement effective under the 1933 Act or (ii) advice of counsel that such sale is exempt from the registration requirements of Section 5 of the 1933 Act, including, without limitation, a transaction pursuant to Rule 144.

                  h. AUTHORIZATION; ENFORCEMENT; VALIDITY. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and are valid and binding agreements of such Buyer enforceable against such Buyer in accordance with their terms, subject as to enforceability to general principles of equity and to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

                  i. RESIDENCY. Such Buyer is a resident of that jurisdiction specified in its address on the Schedule of Buyers.

         3.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

                  The Company represents and warrants to each of the Buyers that except to the extent (i) disclosed with reasonable specificity on the schedules to this Agreement, with respect to Sections 3(b), (e) and (o) and, (ii) with respect to all other subsections in this Section 3, disclosed with reasonable specificity on the schedules to this Agreement or the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (the "2002 Filings") filed by the Company (other than (x) those Sections of the 2002 Filings entitled or captioned "Risk Factors" and (y) disclosures in those documents which are filed as exhibits to, or incorporated by reference in, such 2002 Filings):

                  a. ORGANIZATION AND QUALIFICATION. The Company and its "SUBSIDIARIES" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns fifty percent (50%) or more of the outstanding voting securities) are corporations duly organized and validly existing in good standing under the laws of the jurisdiction in which they are incorporated, and have the requisite corporate power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement, "MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, properties, assets, operations, prospects, results of operations or financial condition of the Company and its Subsidiaries, if any, taken as a whole, or on the authority or ability of the Company to perform its obligations under the Transaction Documents or the Certificate of Designations. The Company has no Subsidiaries except as set forth on SCHEDULE 3(a).

                  b. AUTHORIZATION; ENFORCEMENT; VALIDITY. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions, the Warrants and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "TRANSACTION DOCUMENTS"), to execute and file the Certificate of Designations, and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the execution and filing of the Certificate of Designations by the Company and the consummation by it of the transactions contemplated hereby and thereby, including without limitation the issuance of the Preferred Shares and the Warrants and the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Preferred Shares, have been duly authorized by the Company's Board of Directors and no further consent or authorization is required by the Company, its Board of Directors or its stockholders (except such stockholder approval as may be required by The Nasdaq Stock Market, Inc. for the issuance of a number of shares of Common Stock which is greater than or equal to 20% of the number of shares outstanding on the date of this Agreement). The Transaction Documents have been duly executed and delivered by the Company. The Transaction Documents constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of creditors' rights and remedies. The Certificate of Designations has been filed prior to the Initial Closing Date with the Secretary of State of the State of Delaware and will be in full force and effect, enforceable against the Company in accordance with its terms and shall not have been amended unless in compliance with its terms.

                  c. CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of (i) 2,650,000,000 shares of Common Stock, of which as of May 24, 2002, 477,952,161 shares (before giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29,
2002) are issued and outstanding, (ii) 100,000,000 shares of the Company's Class C common stock, par value $0.001 per share, none of which are issued and outstanding as of the date hereof, and (iii) 50,000,000 shares of Preferred Stock, of which as of the date hereof 500,000 shares have been designated as Series A Junior Participating Preferred Stock (the "PARTICIPATING PREFERRED STOCK"). As of the date hereof, no shares of Preferred Stock or Participating Preferred Stock are issued and outstanding. All of such outstanding or issuable shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as set forth in those documents listed on SCHEDULE 3(c) and except for (y) the rights to purchase the Participating Preferred Stock pursuant to the Rights Plan and (z) options to purchase 62,712,899 shares (before giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002) of Common Stock issued pursuant to the Company's 1999 Stock Option Plan, options to purchase 26,914,142 shares (before giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002) of Common Stock issued pursuant to the Company's 2001 Stock Option Plan and 1,342,613 shares (before giving effect to the reverse stock split of the Common Stock effective at 12:01 a.m. on May 29, 2002) of Common Stock reserved for issuance pursuant to the Company's 2000 Employee Stock Purchase Plan, (A) no shares of the Company's capital stock are subject to preemptive rights or any other similar rights; (B) there are no outstanding debt instruments issued by the Company; (C) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable for, any shares of capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional shares of capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exercisable for, any shares of capital stock of the Company or any of its Subsidiaries; (D) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (E) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities as described in this Agreement; and (F) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement. The Company has furnished to each Buyer true and correct copies of the Company's Certificate of Incorporation, as amended and as in effect on the date hereof (the "CERTIFICATE OF INCORPORATION"), and the Company's Amended and Restated Bylaws, as amended and as in effect on the date hereof (the "BYLAWS"), and the terms of all securities convertible into, or exercisable or exchangeable for, Common Stock and the material rights of the holders thereof in respect thereto. Except for the Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock, the Company does not have any certificate of designations in effect as of the date hereof.

                  d. ISSUANCE OF SECURITIES. The Preferred Shares are duly authorized and, upon issuance in accordance with the terms hereof and the Warrants, shall be (i) validly issued, fully paid and non-assessable, (ii) free from all taxes, liens and charges with respect to the issuance thereof and (iii) entitled to the rights and preferences set forth in the Certificate of Designations. 13,000,000 shares of Common Stock (subject to adjustment pursuant to the Company's covenant set forth in Section 4(f) below) have been duly authorized and reserved for issuance upon conversion of the Preferred Shares. Upon conversion in accordance with the Certificate of Designations, the Conversion Shares will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Stock. Subject to accuracy of the representations set forth in Section 2, the issuance by the Company of the Securities is exempt from registration under the 1933 Act.

                  e. NO CONFLICTS. Except as set forth on SCHEDULE 3(e), the execution, delivery and performance of the Transaction Documents by the Company, the performance by the Company of its obligations under the Certificate of Designations and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the reservation for issuance and issuance of the Conversion Shares) (either individually or together with the execution, delivery and performance of the Viant Merger Agreement and the Delano Merger Agreement (as such terms are defined in Section 3(w))) will not (i) result in a violation of the Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or the Bylaws; (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any material agreement, indenture or instrument (including, without limitation, any stock option, employee stock purchase or similar plan or any employment or similar agreement) to which the Company or any of its Subsidiaries is a party (including, without limitation, triggering the application of any change of control or similar provision (whether "single trigger" or "double trigger")); or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of the Principal Market) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected. Neither the Company nor its Subsidiaries is in violation of any term of its Certificate of Incorporation, any Certificate of Designations, Preferences and Rights of any outstanding series of preferred stock of the Company or Bylaws or their organizational charter or bylaws, respectively. Except as set forth on SCHEDULE 3(e), neither the Company or any of its Subsidiaries is in violation of any term of or in default under any contract, agreement, mortgage, indebtedness, indenture, instrument, judgment, decree or order or any statute, rule or regulation applicable to the Company or its Subsidiaries, except where such violations and defaults would not result, either individually or in the aggregate, in a Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted, and shall not be conducted, in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect. Except (A) for compliance with the HSR Act or as specifically contemplated by this Agreement, (B) as required under the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 ACT") and the rules and regulations promulgated thereby and the Nasdaq National Market or (C) as may be required by any applicable state securities laws, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents or to perform its obligations under the Certificate of Designations, in each case in accordance with the terms hereof or thereof. Except as set forth on SCHEDULE 3(e), all consents, authorizations, orders, filings and registrations which the Company is required to obtain as described in the preceding sentence shall have been obtained or effected on or prior to the Initial Closing Date. Except as set forth on SCHEDULE 3(e), the Company is not in violation of the listing requirements of the Principal Market.

                  f. SEC DOCUMENTS; FINANCIAL STATEMENTS. Since December 31, 2001, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing (including all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein) and all forms, documents and instruments filed by the Company with the SEC pursuant to the 1933 Act (including all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein) being hereinafter referred to as the "SEC DOCUMENTS"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1933 Act or 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. None of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with U.S. generally accepted accounting principles ("GAAP") and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with GAAP, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements or as otherwise may be permitted by the SEC on Form 10-Q under the 1934 Act) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). As of the date of this Agreement, the Company meets the requirements for use of Form S-3 for registration of the resale of Registrable Securities (as defined in the Registration Rights Agreement).

                  g. ABSENCE OF CERTAIN CHANGES. Except as set forth on SCHEDULE 3(g), since December 31, 2001 there has been no material adverse change and no material adverse development in the business, properties, assets, operations, prospects, results of operations or financial conditions of the Company or its Subsidiaries. The Company has not taken any steps, and does not currently expect to take any steps, to seek protection pursuant to any bankruptcy law.

                  h. ABSENCE OF LITIGATION. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company or any of its Subsidiaries, threatened against or affecting the Company, the Common Stock or any of the Subsidiaries, except where any of the foregoing would not result, either individually or in the aggregate, in a Material Adverse Effect and except as set forth on SCHEDULE 3(h).

                  i. ACKNOWLEDGMENT REGARDING BUYER'S PURCHASE OF PREFERRED SHARES. The Company acknowledges and agrees that each of the Buyers is acting solely in the capacity of an arm's length purchaser with respect to the Company in connection with the Transaction Documents and the Certificate of Designations and the transactions contemplated hereby and thereby. The Company further acknowledges that each Buyer is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the Certificate of Designations and the transactions contemplated hereby and thereby and any advice given by any of the Buyers or any of their respective representatives or agents in connection with the Transaction Documents and the Certificate of Designations and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

                  j. NO GENERAL SOLICITATION. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Securities.

                  k. NO INTEGRATED OFFERING. Neither the Company, nor any of its affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated, nor will the Company or any of its Subsidiaries take any action or steps that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

                  l. EMPLOYEE RELATIONS. Neither the Company nor any of its Subsidiaries is involved in any union labor dispute nor, to the knowledge of the Company or any of its Subsidiaries, is any such dispute threatened. Except as set forth on SCHEDULE 3(l), none of the Company's or its Subsidiaries' employees is a member of a union which relates to such employee's relationship with the Company, neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement.

                  m. INTELLECTUAL PROPERTY RIGHTS. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights necessary to conduct their respective businesses as now conducted, except where the failure to own or possess such rights would not result, either individually or in the aggregate, in a Material Adverse Effect. Except as set forth on SCHEDULE 3(m)(i), the Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights necessary to conduct their respective businesses as now, or as contemplated to be, conducted, except where the failure to own or possess such rights would not result, either individually or in the aggregate, in a Material Adverse Effect. There is no infringement by the Company or its Subsidiaries of trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, trade secrets or other intellectual property rights of others, or of any development of similar or identical trade secrets or technical information by others and, except as set forth on SCHEDULE 3(m)(ii), there is no claim, action or proceeding being made or brought against, the Company or its Subsidiaries regarding its trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, trade secrets, or infringement of other intellectual property rights, except where any of the foregoing would not result, either individually or in the aggregate, in a Material Adverse Effect. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties.

                  n. ENVIRONMENTAL LAWS. The Company and its Subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("ENVIRONMENTAL LAWS"), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where, in each of the three foregoing cases, the failure to so comply would not result, either individually or in the aggregate, in a Material Adverse Effect.

                  o. TITLE. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except (i) such as are set forth on SCHEDULE 3(o), (ii) such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries, (iii) such liens or encumbrances against any landlord's or owner's interest in any leased property or (iv) for taxes not yet due and payable. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and facilities by the Company and its Subsidiaries.

                  p. INSURANCE. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged.

                  q. REGULATORY PERMITS. Except the absence of which would not result, either individually or in the aggregate, in a Materially Adverse Effect, the Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state or foreign regulatory authorities necessary to conduct their respective businesses, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

                  r. INTERNAL ACCOUNTING CONTROLS. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability and (iii) access to assets or incurrence of liability is permitted only in accordance with management's general or specific authorization.

                  s. TAX STATUS. Except as set forth on SCHEDULE 3(s), the Company and each of its Subsidiaries (i) has made or filed all federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject (unless and only to the extent that the Company and each of its Subsidiaries has set aside on its books provisions reasonably adequate for the payment of all unpaid and unreported taxes), (ii) other than taxes that in an aggregate amount would not be material (and the nonpayment of which would not have a Material Adverse Effect), has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and for which the Company has made appropriate reserves for on its books, and (iii) other than accruals for taxes in an aggregate amount that would not be material (and the nonpayment of which would not have a Material Adverse Effect), has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations (referred to in clause
(i) above) apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction.

                  t. TRANSACTIONS WITH AFFILIATES. Except as set forth on
SCHEDULE 3(t) and in the SEC Documents filed with the SEC prior to the date of this Agreement, and other than the grant of stock options issued under the Company's 1999 Stock Option Plan or 2001 Stock Option Plan, as of the date hereof, none of the officers, directors, or employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

                  u. APPLICATION OF TAKEOVER PROTECTIONS. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Certificate of Incorporation or the laws of the state of its incorporation which is or could become applicable to the Buyers as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and the Buyers' ownership of the Securities.

                  v. RIGHTS AGREEMENT. The Company has amended the Rights Agreement between the Company and Computershare Investor Services, LLC, as Rights Agent (the "Rights Plan"), to ensure that (i) none of the Buyers is intended to be or will be deemed to be an Acquiring Person within the meaning of the Rights Plan because of the acquisition of the Securities (including the Conversion Shares and the Warrant Preferred Shares) pursuant to this Agreement,
(ii) the acquisition of the Securities (including the Conversion Shares and the Warrant Preferred Shares) pursuant to this Agreement, shall not, under any circumstances, trigger a Distribution Date within the meaning of the Rights Plan and (iii) the Securities (including the Conversion Shares and the Warrant Preferred Shares) will not be included in determining whether any Buyer is an Acquiring Person within the meaning of the Rights Plan; provided, however, that only Securities (including the Conversion Shares and the Warrant Shares) acquired pursuant to this Agreement shall be deemed excluded from the number of shares of Common Stock deemed beneficially owned by each Buyer in determining whether such Buyer is an Acquiring Person within the meaning of the Rights Plan.

                  w. RECENT DEVELOPMENTS. The Company has delivered to Oak true and correct copies of (i) the Agreement and Plan of Merger and Reorganization, dated as of April 5, 2002, by and between the Company, DVC Acquisition Company, a wholly-owned subsidiary of the Company, and Viant Corporation, as in effect on the date hereof (the "VIANT MERGER AGREEMENT"), and the schedules to the Viant Merger Agreement, and (ii) the Combination Agreement, dated as of March 12, 2002, by and between the Company and Delano Technology Corporation, as in effect on the date hereof (the "DELANO MERGER AGREEMENT"), and the schedules to the Delano Merger Agreement. To the knowledge of the Company, as of the date hereof, there are no material breaches by Viant Corporation or Delano Technology Corporation of any of their respective representations or warranties under the Viant Merger Agreement or Delano Merger Agreement, as the case may be.

                  x. INVESTMENT COMPANY. The Company is not, and after giving effect to the offering and sale of the Securities hereunder and the application of the proceeds thereof as described in this Agreement will not be, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

                  y. FULL DISCLOSURE. No representation or warranty of the Company in this Agreement omits to state a material fact necessary to make the statements herein, in light of the circumstances in which they were made, not misleading.

         4.       COVENANTS.

                  a. BEST EFFORTS. Subject to any party's right to terminate this Agreement pursuant to Section 8, each party shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in
Section 6 (in the case of the Buyers) and Section 7 (in the case of the Company) of this Agreement; provided, however, nothing in this Section 4(a) shall be deemed to require the Mandatory Closing Buyers to purchase Mandatory Preferred Shares unless and until the conditions set forth in Section 7(b) are satisfied or waived.

                  b. FORM D AND BLUE SKY. The Company agrees to file a Form D with respect to the Securities as required under Regulation D. The Company shall, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States, and shall provide evidence of any such action so taken to the Buyers on or prior to the Closing Dates. The Company shall make all filings and reports relating to the offer and sale of the Securities to the Buyers required under applicable securities or "Blue Sky" laws of the states of the United States following each of the Closing Dates.

                  c. REPORTING STATUS. Until the earlier of (i) the date which is one year after the date as of which all of the Investors (as that term is defined in the Registration Rights Agreement) (or permitted transferees thereof) may sell the Conversion Shares pursuant to Rule 144 promulgated under the 1933 Act (or successor thereto) or (ii) three (3) years from the date hereof (the "REPORTING PERIOD"), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination, other than as the result of a merger or consolidation or sale or transfer of all or substantially all of the Company's assets where the Company is in compliance with Section 4(l) of this Agreement.

                  d. USE OF PROCEEDS. The Company will use the proceeds from the sale of the Preferred Shares for general working capital.

                  e. FINANCIAL INFORMATION. The Company agrees to send the following to each Buyer during the Reporting Period: (i) unless the following are filed with the SEC through EDGAR and are available to the public through EDGAR, within two (2) days after the filing thereof with the SEC, a copy of its Annual Reports on Form 10-K, its Quarterly Reports on Form 10-Q, any Current Reports on Form 8-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the 1933 Act; and (ii) on the same day as the release thereof copies of any notices and other information made available or given to the stockholders of the Company generally, contemporaneously with the making available or giving thereof to the stockholders.

                  f. RESERVATION OF SHARES. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 100% of the number of shares of Common Stock needed to provide for the issuance of the shares of Common Stock upon conversion of all outstanding Preferred Shares and all Warrant Preferred Shares issuable upon exercise of all outstanding Warrants.

                  g. LISTING. The Company shall use its best efforts to maintain the Common Stock's authorization for quotation on the Nasdaq National Market (the "PRINCIPAL MARKET") or to obtain and maintain a listing on The American Stock Exchange, Inc. (as applicable, the "PRINCIPAL MARKET"). The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(g).

                  h. EXPENSES. At the applicable Closing, the Company shall reimburse Oak for Oak's reasonable legal fees and expenses actually incurred of one counsel in due diligence and negotiating and preparing the Transaction Documents and consummating the transactions contemplated thereby up to an aggregate of $75,000 for all payments pursuant to this sentence and which amount may be withheld by such Buyer from its Purchase Price to be paid at the applicable Closing. The Company will pay all other expenses of the Company associated with the transactions contemplated by this Agreement, including, without limitation, fees and expenses associated with any filings or other actions necessary under the HSR Act (as defined in Section 6(a)).

                  i. FILING OF FORM 8-K. On or before the first (1st) Business Day following the Initial Closing Date the Company shall file a Form 8-K with the SEC (the "INITIAL 8-K") describing the terms of the transactions contemplated by the Transaction Documents and including as exhibits to such Form 8-K this Agreement, the Certificate of Designations, the Registration Rights Agreement and the Form of Warrant, in the form required by the 1934 Act. The Company shall file a press release or other announcement of this Agreement or the transactions contemplated hereby concurrently with the filing of the Initial 8-K with the SEC. On or before the first (1st) Business Day following the Mandatory Closing Date, the Company shall file a Form 8-K with the SEC describing the transaction consummated or proposed on such date.

                  j. TRANSACTIONS WITH AFFILIATES. So long as any Preferred Shares or Warrants are outstanding, the Company shall not, and shall cause each of its Subsidiaries not to, enter into, amend, modify or supplement any agreement, transaction, commitment or arrangement with any of its or any Subsidiary's officers, directors, persons who were officers or directors at any time during the previous two years, stockholders who beneficially own 5% or more of the Common Stock, or affiliates of the Company or its Subsidiaries or with any entity in which any such entity or individual owns a 5% or more beneficial interest (each a "RELATED PARTY"), except for (a) customary employment arrangements and benefit programs on reasonable terms, (b) any agreement, transaction, commitment or arrangement on an arms-length basis on terms no less favorable than terms which would have been obtainable from a person other than such Related Party, (c) any agreement, transaction, commitment or arrangement which is approved by a majority of the disinterested directors of the Company, or (d) except as set forth on SCHEDULE 4(j). For purposes hereof, any director who is also an officer of the Company or any Subsidiary shall not be a disinterested director with respect to any such agreement, transaction, commitment or arrangement. "AFFILIATE" for purposes hereof means, with respect to any person or entity, another person or entity that, directly or indirectly,
(i) has a 5% or more equity interest in that person or entity, (ii) has 5% or more common ownership with that person or entity, (iii) controls that person or entity, or (iv) shares common control with that person or entity. "CONTROL" or "CONTROLS" for purposes hereof means that a person or entity has the power, direct or indirect, to conduct or govern the policies of another person or entity.

                  k. PROXY STATEMENT. The Company shall provide each stockholder entitled to vote at the next meeting of stockholders of the Company, which the Company shall cause to occur as soon as commercially reasonable after the Initial Closing Date, but in any event on or before July 31, 2002 (the "STOCKHOLDER MEETING DEADLINE"), a proxy statement, which has been previously reviewed by Oak and a counsel of their choice (and with respect to which the Company has used its best efforts to accept the comments of such Buyers and counsel), soliciting each such stockholder's affirmative vote at such stockholder meeting for approval of the Company's issuance of Conversion Shares in excess of the Exchange Cap (as defined in the Certificate of Designations) in accordance with applicable law and the rules and regulations of the Principal Market (such affirmative approval being referred to herein as the "STOCKHOLDER APPROVAL"), and the Company shall solicit its stockholders' approval of such issuance of the Securities. Such solicitation shall include the recommendation of the Board of Directors in favor of Stockholder Approval, unless the Board of Directors determines in good faith after consultation with counsel to the Company that making such recommendation would be inconsistent with the Board of Directors' fiduciary duties under applicable law, in which case, the Company shall submit such matter to the Company's stockholders without such recommendation. The Company shall promptly notify the Buyers of any comments by the SEC on such proxy statement and shall provide the Buyers with a copy of such comments. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(g) and reimburse the Buyers for the fees and expenses of one counsel to the Buyers in connection with such counsel's review of the proxy statement referred in the first sentence of this
Section 4(k).

                  l. CORPORATE EXISTENCE. So long as any Buyer beneficially owns any Preferred Shares or Warrants, the Company shall maintain its corporate existence and shall not sell all or substantially all of the Company's assets,
(x) except in the event of a merger or consolidation or sale or transfer of all or substantially all of the Company's assets, where the surviving or successor entity in such transaction (i) assumes the Company's obligations hereunder and under the agreements and instruments entered into in connection herewith and
(ii) is a publicly traded corporation whose common stock is quoted on or listed for trading on the Nasdaq National Market, the Nasdaq SmallCap Market, The American Stock Exchange, Inc. or The New York Stock Exchange, Inc. and (y) the Company complies with Section 5 of the Certificate of Designations (if applicable).

                  m. LOCK-UP AGREEMENT. Each of the Buyers, severally and not jointly, hereby agrees that from the date hereof until the date which is one year after the Initial Closing Date, such Buyer will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Securities (collectively, the "RESTRICTED SECURITIES"), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, whether any such aforementioned transaction is to be settled by delivery of the Restricted Securities or other securities, in cash or otherwise, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Company. The foregoing sentence (i) shall not apply (A) to dispositions to the Company pursuant to the net exercise provisions of the Warrant, (B) to transactions relating to the Restricted Securities acquired by the such Buyer (I) prior to the execution of this Agreement or (II) in the open market after the date of this Agreement, or (C) with respect to transfers to family members, Affiliates, partners, members, former partners or members or shareholders of such Buyer in private transactions in which the transferee agrees to be bound by the provisions of this Section 4(m) as if such transferee were a Buyer and (ii) shall expire, for each Buyer, in its entirety (y) immediately before the acquisition of the Company by another person or entity, whether by merger, asset sale or otherwise and (z) immediately (I) upon the breach by the Company of any material obligation to the Buyers in the Transaction Documents or the Certificate of Designations, unless such breach is capable of being and is cured within ten (10) Business Days of written notice to the Company of such breach from the Buyers, (II) upon the failure to elect either Oak nominee to the Board of Directors of the Company in accordance with
Section 7(d) of the Certificate of Designations (if Oak has exercised its right to elect such director), (III) upon Oak reasonably concluding that any representation or warranty set forth in Section 3 was materially untrue when made, and such breach has had or is reasonably likely to have a materially adverse effect on the value of the Buyers' investment in the Company pursuant to this Agreement, and Oak has notified the Company in writing of such conclusion and (IV) upon a material breach by the Company of any of the protective provisions of the Certificate of Designations, unless such breach is capable of being and is cured within ten (10) Business Days of written notice to the Company of such breach from the Buyers.

                  n. RIGHTS OF REDEMPTION.

                           (i) TRIGGERING EVENT. Each of the events listed on
         SCHEDULE 4(n) to this Agreement shall constitute a "TRIGGERING EVENT":
         Within five (5) Business Days of the occurrence of a Triggering Event, the Company will give notice to all Buyers of such occurrence (the "TRIGGER NOTICE").

                           (ii) REDEMPTION RIGHT. If any Buyer of Preferred Shares hereunder becomes aware of a Triggering Event, such Buyer may require the Company to redeem all or any of the Preferred Shares then held by such Buyer by delivering written notice to the Company within thirty (30) days after the date of the Trigger Notice (the "REDEMPTION NOTICE"), which Redemption Notice shall indicate the number of Preferred Shares that such Buyer is electing to redeem hereunder. Each Preferred Share subject to redemption by the Company pursuant to this
         Section 4(n) shall be redeemed by the Company at a price per Preferred Share equal to the Liquidation Preference (as defined in the Certificate of Designations) of such Preferred Share as in effect on the date of the Redemption Notice (the "REDEMPTION PRICE"); provided that if a Buyer has delivered a Redemption Notice to the Company as a result of a Disposition Triggering Event (as defined on Schedule 4(n)(i)(C)), the Company shall only be required, in the aggregate, to redeem from all Buyers up to that number of Preferred Shares having an aggregate Redemption Price equal to 50% of the applicable Disposition Value. If such amount is insufficient to redeem all Preferred Shares subject to a Redemption Notice, the Company shall redeem shares pro rata from the Buyers that have given a Redemption Notice (the "REDEEMING BUYERS") based upon the aggregate number of outstanding Preferred Shares then held by each such Redeeming Buyer relative to the aggregate number of outstanding Preferred Shares then held by all Redeeming Buyers.

                           (iii) MECHANICS. Each Redeeming Buyer shall promptly submit to the Company such Redeeming Buyer's Preferred Stock Certificates representing the Preferred Shares which such Redeeming Buyer has elected to have so redeemed (or a lost stock affidavit therefor reasonably acceptable to the Company). The Company shall deliver the applicable Redemption Price to a Redeeming Buyer from whom the Company has received a Redemption Notice within 45 days after the date of the Trigger Notice; provided that such Redeeming Buyer has delivered to the Company the Preferred Stock Certificates representing the Preferred Shares being redeemed (or a lost stock affidavit therefor reasonably acceptable to the Company). In the event of a redemption of less than all of the Preferred Shares represented by a particular Preferred Stock Certificate, the Company shall promptly cause to be issued and delivered to the Redeeming Buyer holding such Preferred Shares a preferred stock certificate representing the remaining Preferred Shares which have not been redeemed.

                           (iv) REDEMPTION WHEN THERE IS MORE THAN ONE REDEEMING BUYER. Notwithstanding anything in this Section 4(n) to the contrary, if the Company receives more than one Redemption Notice and the Company is unable to redeem all of the Preferred Shares submitted for redemption pursuant to the Redemption Notices, then the Company shall redeem a pro rata amount from each Redeeming Buyer based on the number of Preferred Shares submitted for redemption by each such Redeeming Buyer and redeem from each such Redeeming Buyer from time to time a pro rata amount of the balance of the Preferred Shares so tendered for redemption as soon as the Company has funds legally available for such purpose. As long as any redemption obligation hereunder is continuing, the Company will not declare or pay any dividends, repurchase any shares of outstanding capital stock (except pursuant to Section 6(g) of the Certificate of Designations and except repurchases from employees, directors or consultants at cost pursuant to contracts approved by the Board of Directors) or make any other distribution with respect to its capital stock.

                  o. After the Initial Closing Date, and until such time as Oak designates a nominee to the Board of Directors pursuant to the Certificate of Designations, the Company will allow an Oak designee to attend all meetings of the Board of Directors and to receive all materials distributed to members of the Board of Directors in preparation for such meetings or at such meetings. The Company will pay the reasonable costs and expenses of the Oak designee associated with such attendance.

         5.       TRANSFER AGENT INSTRUCTIONS.

                  The Company shall issue irrevocable instructions to its transfer agent in the form attached hereto as EXHIBIT E (the "IRREVOCABLE TRANSFER AGENT INSTRUCTIONS"), and any subsequent transfer agent, to issue certificates, registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Preferred Shares.

         6.       CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

                  a. INITIAL CLOSING DATE. The obligation of the Company to issue and sell the Initial Preferred Shares to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

                           (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

                           (ii) The Certificate of Designations shall have been filed with the Secretary of State of the State of Delaware.

                           (iii) Such Buyer shall have delivered to the Company the Purchase Price (less the amounts withheld pursuant to Section 4(h) in the case of Oak) for the Initial Preferred Shares being purchased by such Initial Buyer at the Initial Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

                           (iv) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date.

                           (v) The waiting period(s) (and any extension thereof) under the Hart-Scott Rodino Antitrust Improvement Acts of 1976 (the "HSR ACT"), if applicable, shall have expired or been terminated without any condition attached to such expiration or termination.

                  b. MANDATORY CLOSING DATE. The obligation of the Company hereunder to issue and sell the Mandatory Preferred Shares and the Warrants to each Mandatory Buyer at the Mandatory Closing is subject to the satisfaction, at or before such Mandatory Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Mandatory Buyer with prior written notice thereof:

                           (i) Such Mandatory Buyer shall have delivered to the Company the Purchase Price for the Mandatory Preferred Shares and the Warrants being purchased by such Mandatory Buyer at the Mandatory Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

                           (ii) The representations and warranties of such Mandatory Buyer shall be true and correct in all material respects as of the date when made and as of the Mandatory Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Mandatory Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Mandatory Buyer at or prior to the Mandatory Closing Date.

                           (iii) The waiting period(s) (and any extension thereof) under the HSR Act, if applicable, shall have expired or been terminated without any condition attached to such expiration or termination.

         7.       CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

                  a. INITIAL CLOSING DATE.

                           (i) INITIAL BUYERS (OTHER THAN FOLLOW-ON INITIAL BUYERS). The obligation of each Initial Buyer (other than a Follow-On Initial Buyer) hereunder to purchase the Initial Preferred Shares from the Company at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each such Initial Buyer's sole benefit and may be waived by such Initial Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

                                    (A) The Company shall have executed each of
                  the Transaction Documents and delivered the same to such Initial Buyer.

                                    (B) The Certificate of Designations, shall
                  have been filed with the Secretary of State of the State of Delaware, and a copy thereof certified by such Secretary of State shall have been delivered to such Initial Buyer.

                                    (C) The representations and warranties of
                  the Company shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date and except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Initial Buyer shall have received a certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Initial Closing Date and including an update as of the Initial Closing Date of the representation contained in Section 3(c) above. Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby agree that neither the consummation nor the failure to consummate the transactions contemplated by either the Viant

                  Merger Agreement or the Delano Merger Agreement shall be deemed to be (i) a material adverse change pursuant to Section 3(g) or (ii) a breach of any of the representations and warranties made by the Company pursuant to Section 3 of this Agreement.

                                    (D) Such Initial Buyer shall have received
                  the opinion of Katten Muchin Zavis Rosenman dated as of the Initial Closing Date, in form, scope and substance reasonably satisfactory to such Initial Buyer and in substantially the form of EXHIBIT D attached hereto.

                                    (E) The Company shall have executed and
                  delivered to such Initial Buyer the Preferred Stock Certificates (in such denominations as such Initial Buyer shall request) for the Initial Preferred Shares being purchased by such Initial Buyer at the Initial Closing.

                                    (F) The Board of Directors of the Company
                  shall have adopted resolutions consistent with Section 3(b)(ii) above and in a form reasonably acceptable to such Initial Buyer (the "RESOLUTIONS").

                                    (G) As of the Initial Closing Date, the
                  Company shall have reserved out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Initial Preferred Shares, at least 3,825,000 shares of Common Stock.

                                    (H) The Irrevocable Transfer Agent
                  Instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent and the Company shall deliver a copy thereof to such Initial Buyer.

                                    (I) The Company shall have delivered to such
                  Initial Buyer a certificate evidencing the incorporation and good standing of the Company in Delaware issued by the Secretary of State of the State of Delaware as of a date within ten (10) days of the Initial Closing Date.

                                    (J) The Company shall have delivered to such
                  Initial Buyer a certified copy of the Certificate of Incorporation as certified by the Secretary of State of the State of Delaware as of a date within ten days of the Initial Closing Date.

                                    (K) The Company shall have delivered to such
                  Initial Buyer a secretary's certificate, dated as the Closing Date, certifying as to (A) the Resolutions, (B) the Certificate of Incorporation and (C) the Bylaws, each as in effect at the Initial Closing.

                                    (L) [Intentionally Omitted]
                  pursuant to which each such person agrees to vote all shares of Common Stock held by such person in favor of the matters described in Section 4(k).

                                    (M) The waiting period(s) (and any extension
                  thereof) under the HSR Act, if applicable, shall have expired or been terminated without any condition attached to such expiration or termination.

                                    (N) If requested by Oak, an Oak nominee
                  shall have been appointed to serve on the Company's Board of Directors effective as of the Initial Closing Date, and, if requested by Oak, such nominee and the Company shall have entered into an indemnification agreement, effective as of the Initial Closing Date and in a form acceptable to Oak.

                           (ii) FOLLOW-ON INITIAL BUYERS. The obligation of each Follow-On Initial Buyer hereunder to purchase the Initial Preferred Shares from the Company as of the Initial Closing is subject to the satisfaction, at or before the Initial Closing Deadline Date, of each of the following conditions, provided that these conditions are for each Follow-On Initial Buyer's sole benefit and may be waived by such Follow-On Initial Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

                                    (A) The Company shall have executed each of
                  the Transaction Documents and delivered the same to such Follow-On Initial Buyer.

                                    (B) The Initial Closing shall have occurred.

                                    (C) Such Follow-On Initial Buyer shall have
                  received a copy of the opinion of Katten Muchin Zavis Rosenman delivered to the Initial Buyers at the Initial Closing dated as of the Initial Closing Date.

                                    (D) Such Follow-On Initial Buyer shall have
                  received a copy of the secretary's certificate and officer's certificate of the Company delivered to the Initial Buyers at the Initial Closing, each dated as of the Initial Closing Date.

                                    (E) The Company shall have executed and
                  delivered to such Follow-On Initial Buyer the Preferred Stock Certificates (in such denominations as such Follow-On Initial Buyer shall request) for the Initial Preferred Shares being purchased by such Follow-On Initial Buyer at the Initial Closing.

                  b. MANDATORY CLOSING DATE. The obligation of each Mandatory Buyer hereunder to purchase the Mandatory Preferred Shares and the Warrants from the Company at the Mandatory Closing is subject to the satisfaction, at or before the Mandatory Closing Date, of each of the following conditions, provided that these conditions are for each Mandatory Buyer's sole benefit and may be waived by such Mandatory Buyer at any time in its sole discretion:

                           (i) The Company shall have complied with and satisfied all of the requirements of Section 1(c).

                           (ii) The representations and warranties of the Company shall be true and correct in all material respects as of the date when made and as of the Mandatory Closing Date as though made at that time (except for the representation related to capitalization set forth in Section 3(c) which shall be true as of the date of this Agreement and except to the extent that any of such representations and warranties is already qualified as to materiality in Section 3 above, in which case, such representations and warranties shall be true and correct without further qualification) (provided that any material adverse development, change or amendment after the date hereof in any matter set forth on the Disclosure Letter or set forth in the 2002 Filings will not qualify as or otherwise constitute an exception for purposes of determining whether any representations and warranties of the Company are true and correct as of the Mandatory Closing Date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Mandatory Closing Date. Such Mandatory Buyer shall have received a certificate, executed by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Mandatory Closing Date and including an update as of the Mandatory Closing Date of the representation contained in Section 3(c) above. Notwithstanding anything in this Agreement to the contrary, the parties hereto hereby agree that neither the consummation nor the failure to consummate the transactions contemplated by either the Viant Merger Agreement or the Delano Merger Agreement shall be deemed to be
         (i) a material adverse change pursuant to Section 3(g) or (ii) a breach of any of the representations and warranties made by the Company pursuant to Section 3 of this Agreement.

                           (iii) Such Mandatory Buyer shall have received the opinion of Katten Muchin Zavis Rosenman dated as of the Mandatory Closing Date, in form, scope and substance reasonably satisfactory to such Mandatory Buyer and in substantially the form of EXHIBIT D attached hereto.

                           (iv) The Company shall have executed and delivered to such Mandatory Buyer the Preferred Stock Certificates and the Warrants (in such denominations as such Mandatory Buyer shall request) for the Mandatory Preferred Shares and the Warrants being purchased by such Mandatory Buyer at the Mandatory Closing.

                           (v) The Board of Directors of the Company shall have adopted, and shall not have amended, the Resolutions.

                           (vi) The Irrevocable Transfer Agent Instructions shall remain in effect as of the Mandatory Closing Date and the Company shall cause its Transfer Agent to deliver a letter to the Mandatory Buyers to that effect.

                           (vii) The Company shall have delivered to such Mandatory Buyer a certificate evidencing the incorporation and good standing of the Company in Delaware issued by the Secretary of State of the State of Delaware as of a date within ten (10) days of the Mandatory Closing Date.

                           (viii) The Company shall have delivered to such Mandatory Buyer a certified copy of its Certificate of Incorporation as certified by the Secretary of State of the State of Delaware within ten
         (10) days of the Mandatory Closing Date.

                           (ix) The Company shall have delivered to such Mandatory Buyer a secretary's certificate certifying as to (A) the Resolutions, (B) the Certificate of Incorporation and (C) the Bylaws, each as in effect at the Mandatory Closing.

                           (x) The Company shall have delivered to such Mandatory Buyer a letter from the Company's transfer agent certifying the number of shares of Common Stock outstanding as of a date within five (5) days of the Mandatory Closing Date.

                           (xi) The waiting period(s) (and any extension thereof) under the HSR Act, if applicable, shall have expired or been terminated without any condition attached to such expiration or termination.

                           (xii) At Oak's election, an additional Oak nominee (or two Oak nominees if Oak did not elect a nominee at the Initial Closing or thereafter) shall have been appointed to serve on the Company's Board of Directors effective as of the Mandatory Closing Date, and such nominee(s) and the Company shall have entered into an indemnification agreement in form acceptable to Oak, effective as of the Mandatory Closing Date.

                           (xiii) The Company shall not have materially breached the Transaction Documents or the Certificate of Designations.

                           (xiv)  No Triggering Event shall have occurred.

         8.       GOVERNING LAW; MISCELLANEOUS.

                  a. GOVERNING LAW; JURISDICTION; JURY TRIAL. The corporate laws of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

                  b. COUNTERPARTS. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective, with respect to a particular party, when counterparts have been signed by such party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

                  c. HEADINGS. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

                  d. SEVERABILITY. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

                  e. ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the instruments referenced herein supersedes all other prior oral or written agreements between each Buyer, the Company, their affiliates and persons acting on their behalf with respect to the matters discussed herein (including the term sheet related hereto), and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. This Agreement may only be amended by an instrument in writing signed by the Company and the holders of at least two-thirds (2/3) of the Initial Preferred Shares on the Initial Closing Date or, if prior to the Initial Closing Date, the Buyers listed on the Schedule of Buyers as being obligated to purchase at least two-thirds (2/3) of the Initial Preferred Shares, and no provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

                  f. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same; or (iv) five (5) days after deposit in the U.S. Mail. The addresses and facsimile numbers for such communications shall be:

         If to the Company:

                  divine, inc.
                  1301 North Elston Avenue
                  Chicago, Illinois 60622
                  Facsimile:        (773) 394-6603
                  Attention:        Jude M. Sullivan

         With a copy to:

                  Katten Muchin Zavis Rosenman
                  525 West Monroe Street
                  Suite 1600
                  Chicago, Illinois 60661-3693
                  Facsimile:        (312) 902-1061
                  Attention:        Robert Brantman

         If to the Transfer Agent:

                  Computershare Investor Services LLC
                  Two North LaSalle Street
                  Second Floor
                  Chicago, Illinois 60602
                  Facsimile:        (312) 601-4357
                  Attention:        Bruce Hartney

If to a Buyer, to it at the address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a nationally recognized overnight delivery service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

                  g. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Preferred Shares. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least two-thirds (2/3) of the Preferred Shares and the Conversion Shares then outstanding (on an as converted basis), including by merger or consolidation, except pursuant to a Change of Control (as defined in Section 5(c) of the Certificate of Designations) with respect to which the Company is in compliance with Section 4(l) of this Agreement. No Buyer shall assign any of its rights hereunder without the consent of the Company.

                  h. NO THIRD PARTY BENEFICIARIES. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

                  i. SURVIVAL. Unless this Agreement is terminated under Section 8(l), the representations and warranties of the Company and the Buyers contained in Sections 2 and 3, and the agreements and covenants set forth in Sections 4, 5 and 8 shall survive the Closings; provided, however, that the covenants of the Company set forth in Sections 4, 5 and 8 shall terminate at such time as all of the Preferred Shares issued pursuant to this Agreement shall have been converted into Conversion Shares registered under a Registration Statement (as defined in the Registration Rights Agreement) (provided that such termination shall apply only to events occurring after such date). Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

                  j. PUBLICITY. The Company and each Buyer shall have the right to approve before issuance any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions as is required by applicable law and regulations (although Oak shall be consulted by the Company (and be given a reasonable opportunity to comment) in connection with any such press release or other public disclosure prior to its release and shall be provided with a copy thereof).

                  k. FURTHER ASSURANCES. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                  l. TERMINATION. In the event that the Initial Closing shall not have occurred with respect to a Buyer on or before ten (10) Business Days from the date hereof due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6(a) and 7(a) above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party. Oak will have the option to terminate the obligations of all parties with respect to the Mandatory Closing under Sections 1(a), 1(c), 6(b) and 7(b) if the Mandatory Closing does not occur on or before August 7, 2002, provided that such option shall not be available to Oak if Oak has materially breached or otherwise not complied with its obligations under this Agreement and such breach or failure to comply is the cause of the failure of the Mandatory Closing to occur on or before such date.

                  m. PLACEMENT AGENT. The Company acknowledges that it has not engaged a placement agent in connection with the sale of the Preferred Shares and the related Warrants. The Company shall be responsible for the payment of any placement agent's fees or broker's commissions relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out of pocket expenses) arising in connection with any such claim.

                  n. NO STRICT CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

                  o. REMEDIES. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and the Certificate of Designations and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

                  p. PAYMENT SET ASIDE. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to the Registration Rights Agreement, the Certificate of Designations or Warrants or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, by a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                                   * * * * * *

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                    COMPANY:

                                    DIVINE, INC.


                                    By: /s/ Jude M. Sullivan
                                        ----------------------------------------
                                        Name:  Jude M. Sullivan
                                        Title: Senior Vice President and
                                               General Counsel

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                   BUYERS:

                                   OAK INVESTMENT PARTNERS IX, LIMITED
                                   PARTNERSHIP


                                    /s/ Fredric W. Harman
                                    --------------------------------------------
                                    Fredric W. Harman
                                    Managing Member of Oak Associates IX, LLC
                                    The General Partner of Oak Investment
                                    Partners IX, Limited Partnership

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                    BUYERS:

                                    OAK IX AFFILIATES FUND, LIMITED PARTNERSHIP

                                    /s/ Fredric W. Harman
                                    --------------------------------------------
                                    Fredric W. Harman
                                    Managing Member of Oak IX Affiliates, LLC
                                    The General Partner of Oak IX Affiliates
                                    Fund, Limited Partnership

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                   BUYERS:

                                   OAK IX AFFILIATES FUND-A, LIMITED
                                   PARTNERSHIP


                                    /s/ Fredric W. Harman
                                    --------------------------------------------
                                    Fredric W. Harman
                                    Managing Member of Oak IX Affiliates, LLC
                                    The General Partner of Oak IX Affiliates
                                    Fund-A, Limited Partnership

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                   BUYERS:

                                   OAK INVESTMENT PARTNERS X LIMITED
                                   PARTNERSHIP


                                   /s/ Fredric W. Harman
                                   --------------------------------------------
                                   Fredric W. Harman
                                   Managing Member of Oak Associates X, LLC
                                   The General Partner of Oak Investment
                                   Partners X, Limited Partnership

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                    BUYERS:

                                    OAK X AFFILIATES FUND, LIMITED PARTNERSHIP


                                    /s/ Fredric W. Harman
                                    --------------------------------------------
                                    Fredric W. Harman
                                    Managing Member of Oak X Affiliates, LLC
                                    The General Partner of Oak X Affiliates
                                    Fund, Limited Partnership

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                    BUYERS:


                                    --------------------------------------------
                                    Peter Lynch

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                    BUYERS:


                                    /s/ Andrew J. Filipowski
                                    --------------------------------------------
                                    Andrew J. Filipowski

         IN WITNESS WHEREOF, the Buyers and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.

                                    BUYERS:


                                    --------------------------------------------


                                    By:
                                        ----------------------------------------
                                        Name:
                                        Its:

                                                                     Exhibit 4.2

                                 FORM OF WARRANT

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS OR (B) AN OPINION OF COUNSEL, IN A GENERALLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

                                  divine, inc.

            WARRANT TO PURCHASE SERIES B CONVERTIBLE PREFERRED STOCK

                                               Number of Shares:
                                                                ----------------

Date of Issuance:                   , 2002
                 -------------------

divine, inc., a Delaware corporation (the "COMPANY"), hereby certifies that, for Ten United States Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, __________________, the registered holder hereof or its permitted assigns, is entitled, subject to the terms and conditions set forth herein, to purchase from the Company upon surrender of this Warrant, at any time or times during the period commencing on the Date of Issuance set forth above (the "DATE OF ISSUANCE") and ending on the Expiration Date ______________ (_________) fully paid, nonassessable shares of the Series B Convertible Preferred Stock, par value $0.001 per share ("SERIES B CONVERTIBLE PREFERRED STOCK"), of the Company (the "WARRANT SHARES") at the purchase price per share equal to the Warrant Exercise Price.

     Section 1.   SECURITIES PURCHASE AGREEMENT; DEFINITIONS.

            (a) SECURITIES PURCHASE AGREEMENT. This Warrant is one of the Warrants issued pursuant to that certain Securities Purchase Agreement, dated as of May 29, 2002, by and among the Company and the Persons (as defined below) identified on the Schedule of Buyers attached thereto (as such agreement may be amended from time to time as provided in such agreement, the "SECURITIES PURCHASE AGREEMENT").

            (b) DEFINITIONS. In addition to the capitalized terms elsewhere defined herein, the following terms, when used in this Warrant, shall have the following meanings:

               (i) "5 DAY MARKET PRICE" means, as of any date of determination, the average of the daily Market Price of the Common Stock for the 5 consecutive trading days ending on the trading day immediately prior to the date upon which such determination is being made.

               (ii) "ADJUSTED CONVERSION PRICE" means, with respect to any Warrant Share, as of any date of determination, the Adjusted Conversion Price of such Warrant Share in effect as of such date of determination, as defined, and provided for, in the Certificate of Designations.

               (iii) "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in the City of New York, New York are authorized or required by law to remain closed.

               (iv) "CERTIFICATE OF DESIGNATIONS" means the Company's Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock.

               (v) "CLASS A COMMON STOCK" means the Company's Class A Common Stock, par value $0.001 per share.

               (vi) "CLASS C COMMON STOCK" means the Company's Class C Common Stock, par value $0.001 per share.

               (vii) "COMMON STOCK" means the Class A Common Stock and the Class C Common Stock, collectively.

               (viii) "EXPIRATION DATE" means the fifth anniversary of the Date of Issuance of this Warrant or, if such anniversary date does not fall on a Business Day or on a day on which trading takes place on the Principal Market, then the next Business Day.

               (ix) "INITIAL CONVERSION PRICE" has the meaning specified in the Certificate of Designations.

               (x) "LIQUIDATION PREFERENCE" means, with respect to any Warrant Share, as of any date of determination, the Liquidation Preference of such Warrant Share in effect as of such date of determination, as defined, and provided for, in the Certificate of Designations.

               (xi) "MANDATORY CLOSING" has the meaning specified in the Securities Purchase Agreement.

               (xii) "MANDATORY CLOSING DATE" has the meaning specified in the Securities Purchase Agreement.

               (xiii) "MANDATORY CONVERSION EVENT" has the meaning specified in the Certificate of Designations.

               (xiv) "MARKET PRICE" means, with respect to the Common Stock, on any given day, (i) the price of the last trade, as reported on the Nasdaq National Market, not identified as having been reported late to such system, or (ii) if the Common Stock is so quoted, but not so traded, the average of the last bid and ask prices, as those prices are reported on the Nasdaq National Market, or (iii) if the Common Stock is not listed or authorized for trading on the Nasdaq National Market or any comparable system, the average of the closing bid and asked prices as furnished by two members of the National Association of Securities Dealers, Inc. selected from time to time by the Company for that purpose and reasonably acceptable to Oak. If the Common Stock is not listed and traded in a manner that the quotations referred to above are available for the period required hereunder, the Market Price per share of Common Stock shall be deemed to be the fair value per share of such security as mutually agreed upon by the Corporation and Oak.

               (xv) "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, other entity, an unincorporated organization and a government or any department or agency thereof.

               (xvi) "PRINCIPAL MARKET" means the Nasdaq National Market or if the Common Stock is not traded on the Nasdaq National Market, then the principal securities exchange or trading market for the Common Stock.

               (xvii) "SECURITIES ACT" means the Securities Act of 1933, as amended.

               (xviii) "WARRANTS" means this Warrant, the other Warrants issued pursuant to the Securities Purchase Agreement and all Warrants issued in exchange, transfer or replacement of this Warrant and such other Warrants.

               (xix) "WARRANT EXERCISE PRICE" with respect to any Warrant Share, shall be equal to $1,000, subject to adjustment as hereinafter provided.

     Section 2.   EXERCISE OF WARRANT.

            (a) Subject to the terms and conditions hereof, this Warrant may be exercised by the holder hereof then registered on the books of the Company, in whole or in part, at any time during the Company's normal business hours (i.e., on or after the Company's opening of business but prior to the Company's close of business) on any Business Day during the period commencing on the Date of Issuance and ending on the Expiration Date by (i) delivery of a written notice, in the form of the subscription form attached as EXHIBIT A hereto (the "EXERCISE NOTICE"), of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, (ii) (A) payment to the Company of an amount equal to the Warrant Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the "AGGREGATE EXERCISE PRICE") by wire transfer of immediately available funds (or by certified or cashier's check if the Company has not provided the holder of this Warrant with wire transfer instructions for such payment) or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 2(d), and (iii) the surrender to a common carrier for overnight delivery to the Company as soon as practicable following such date, of this Warrant (or an indemnification undertaking, in form and substance acceptable to the Company, with respect to this Warrant in the case of its loss, theft or destruction); provided, that if such Warrant Shares are to be issued in any name other than that of the registered holder of this Warrant, such issuance shall be deemed a transfer and the provisions of Section 4(m) of the Securities Purchase Agreement and Sections 6 and 7 of this Warrant shall be applicable. In the event of any exercise of the rights represented by this Warrant in compliance with this Section 2(a), the Company shall as promptly as practicable, but in any event within ten (10) Business Days (the "WARRANT SHARE DELIVERY DATE") following the date of its receipt of the Exercise Notice, the Aggregate Exercise Price (or notice of Cashless Exercise) and this Warrant (or an indemnification undertaking with respect to this Warrant in the case of its loss, theft or destruction) (the "EXERCISE DELIVERY DOCUMENTS") issue and deliver to the address specified in the Exercise Notice, a certificate, registered in the name of the holder or its designee, for the number of Warrant Shares to which the holder shall be entitled. Upon delivery of the Exercise Notice and Aggregate Exercise Price referred to in clause (ii)(A) above or notification to the Company of a Cashless Exercise referred to in Section 2(d), the holder of this Warrant shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of this Warrant as required by clause (iii) above or the certificates evidencing such Warrant Shares.

            (b) Unless the rights represented by this Warrant shall have expired or shall have been fully exercised, the Company shall, as soon as practicable and in no event later than five (5) Business Days after any exercise (the "WARRANT DELIVERY DATE") and at its own expense, issue a new Warrant identical in all respects to this Warrant exercised except it shall represent rights to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which such Warrant is exercised.

            (c) In the event that any exercise of this Warrant, whether as a Cashless Exercise or otherwise, requires the Company to issue fractional Warrant Shares hereunder, the Company shall issue such fractional Warrant Shares at the same time and in the same manner as the Company issues whole Warrant Shares hereunder.

            (d) The holder of this Warrant may, at its election exercised in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the "Net Number" of Warrant Shares determined according to the following formula (a "CASHLESS EXERCISE"):

     Net Number = A - B

                    For purposes of the foregoing formula:

                    A= the total number of shares with respect to which this Warrant is then being exercised.

                                        (A x C)
                    B=      A x ---------------------------
                                ((A x D) divided by E)) x F

                    C=the Warrant Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

                    D=the Liquidation Preference then in effect for the applicable Warrant Shares at the time of said exercise.

                    E=the Adjusted Conversion Price then in effect for the applicable Warrant Shares at the time of said exercise.

                    F=the Market Price per share for the Common Stock at the time of said exercise.

            (e) Notwithstanding anything contained herein to the contrary, this Warrant shall be automatically exercised (and be deemed to have been automatically exercised) (unless the holder gives notice to the Company to the contrary, in the case of (ii) or (iii) below), on a Cashless Exercise basis, without any action by or on the part of the holder hereof on the Business Day,
(i) on which a Mandatory Conversion Event occurs, immediately prior to the occurrence of such Mandatory Conversion Event, (ii) of the Expiration Date and
(iii) immediately before a liquidation, dilution or winding up of the Company (including, without limitation, a deemed liquidation under Section 5(c) of the Certificate of Designations.

     Section 3. REPRESENTATIVES, WARRANTIES AND COVENANTS OF THE COMPANY. The Company hereby represents, warrants, covenants and agrees as follows:

            (a) This Warrant is, and any Warrants issued in substitution for or replacement of this Warrant will upon issuance be, duly authorized and validly issued.

            (b) All Warrant Shares which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance and the payment of the Warrant Exercise Price therefor to the Company, either pursuant to a Cashless Exercise or otherwise, be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof.

            (c) The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by it hereunder, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may reasonably be requested by the holder of this Warrant in order to protect the exercise privilege of the holder of this Warrant against dilution or other impairment, consistent with the tenor and purpose of this Warrant.

            (d) This Warrant will be binding upon any entity succeeding to the Company by merger, consolidation or acquisition of all or substantially all of the Company's assets.

     Section 4. TAXES. The Company shall pay any and all taxes which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

     Section 5. WARRANT HOLDER NOT DEEMED A STOCKHOLDER. Except as otherwise specifically provided herein, no holder, as such, of this Warrant shall be entitled to vote or receive dividends or be deemed to be the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the holder of this Warrant of the Warrant Shares which he or she is then entitled to receive upon the due exercise of this Warrant.

     Section 6. REPRESENTATIONS AND WARRANTIES OF THE HOLDER. The holder of this Warrant, by the acceptance hereof, (i) represents and warrants that it is acquiring this Warrant and the Warrant Shares issuable upon exercise of this Warrant for its own account for investment only and not with a view towards, or for resale in connection with, the public sale or distribution of this Warrant or the Warrant Shares, and (b) acknowledges and agrees that this Warrant and the Warrant Shares issuable upon exercise of this Warrant (i) have not been registered under the Securities Act or any other applicable securities laws and, as such, may only be sold, transferred or otherwise disposed of in sales registered or exempted under the Securities Act and such other applicable securities laws and (ii) are subject to the restrictions on sales, pledges, distributions, offers for sale, transfers or other dispositions set forth in
Section 4(m) of the Securities Purchase Agreement. The holder of this Warrant further represents, by acceptance hereof, that, as of the Date of Issuance of this Warrant, such holder is an "accredited investor" as such term is defined in Rule 501(a)(3) of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act (an "ACCREDITED INVESTOR"). Upon exercise of this Warrant, other than pursuant to a Cashless Exercise, the holder shall, if requested by the Company, confirm in writing, in a form satisfactory to the Company, representations and warranties concerning the Warrant Shares in substantially the form of the first sentence of this Section 6. If such holder cannot make such representations and warranties because they would be factually incorrect, it shall be a condition to such holder's exercise of this Warrant, other than pursuant to a Cashless Exercise, that the Company receive such other representations and warranties as the Company considers reasonably necessary to assure the Company that the issuance of its securities upon exercise of this Warrant shall not violate any United States or state securities laws.

     Section 7.   OWNERSHIP AND TRANSFER.

            (a) The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to the holder hereof), a register for this Warrant, in which the Company shall record the name and address of the person in whose name this Warrant has been issued, as well as the name and address of any transferee of this Warrant with respect to which the Company has received written notice in accordance with
Section 11 of this Warrant. The Company may treat the person in whose name any Warrant is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any transfers with respect to which the Company has received written notice in accordance with this Section 7 and Section 11 of this Warrant.

            (b) Subject to Section 4(m) of the Securities Purchase Agreement and Sections 6 and 7 of this Warrant, this Warrant and the rights granted hereunder shall be assignable by the holder hereof without the consent of the Company.

     Section 8. REORGANIZATION, RECLASSIFICATION, CONSOLIDATION, MERGER OR SALE; SUBDIVISION OR COMBINATION OF SERIES B CONVERTIBLE PREFERRED STOCK.

            (a) Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets to another Person or other transaction which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as "ORGANIC CHANGE." Prior to the consummation of any (i) sale of all or substantially all of the Company's assets to an acquiring Person or (ii) other Organic Change following which the Company is not a surviving entity, the Company will secure from the Person purchasing such assets or the successor resulting from such Organic Change (in each case, the "ACQUIRING ENTITY") a written agreement (in form and substance satisfactory to the holders of Warrants representing a majority of the Warrant Shares obtainable upon exercise of the Warrants then outstanding) to deliver to each holder of Warrants in exchange for such Warrants, a security of the Acquiring Entity evidenced by a written instrument substantially similar in form and substance to this Warrant and satisfactory to the holders of the Warrants (including, a proportionally adjusted Warrant Exercise Price based upon the terms and conditions of such consolidation, merger or sale, and exercisable for a corresponding number of Warrant Shares acquirable and receivable upon exercise of the Warrants (without regard to any limitations on exercises), if the value so reflected is less than the Warrant Exercise Price in effect immediately prior to such consolidation, merger or sale). Prior to the consummation of any other Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the holders of Warrants representing a majority of the Warrant Shares obtainable upon exercise of the Warrants then outstanding) to insure that each of the holders of the Warrants will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the Warrant Shares immediately theretofore acquirable and receivable upon the exercise of such holder's Warrants (without regard to any limitations on exercises), such shares of stock, securities or assets that would have been issued or payable in such Organic Change with respect to or in exchange for the number of Warrant Shares which would have been acquirable and receivable upon the exercise of such holder's Warrant as of the date of such Organic Change (without taking into account any limitations or restrictions on the exerciseability of this Warrant).

            (b) If the Company at any time after the Date of Issuance of this Warrant subdivides (whether by any stock split, stock dividends or otherwise) its outstanding shares of Series B Convertible Preferred Stock into a greater number of shares, the Warrant Exercise Price in effect immediately prior to such subdivision will be proportionately reduced (and the number of Warrant Shares proportionately increased), and if the Company at any time after the Date of Issuance of this Warrant combines (whether by reverse stock split or otherwise) its outstanding shares of Series B Convertible Preferred Stock into a smaller number of shares, the Warrant Exercise Price in effect immediately prior to such combination will be proportionately increased (and the number of Warrant Shares proportionately decreased).

     Section 9. INITIAL CONVERSION PRICE OF WARRANT SHARES. The Initial Conversion Price of the Warrant Shares issuable upon exercise of this Warrant shall be the amount specified in the Certificate of Designations, subject to adjustment as provided for therein.

     Section 10. LOST, STOLEN, MUTILATED OR DESTROYED WARRANT. If this Warrant is lost, stolen, mutilated or destroyed, the Company shall promptly, on receipt of an indemnification undertaking (or in the case of a mutilated Warrant, the Warrant) reasonably acceptable to the Company, issue a new Warrant of like denomination and tenor as this Warrant so lost, stolen, mutilated or destroyed.

     Section 11. NOTICE. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Warrant must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service; or (iv) five (5) Business Days after deposit in the U.S. mail, return receipt requested, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

            If to the Company:

                  divine, inc.
                  1301 North Elston Avenue
                  Chicago, Illinois  60622
                  Facsimile:    (773) 394-6603
                  Attention:    Jude M. Sullivan

            With copy to:

                  Katten Muchin Zavis Rosenman
                  525 West Monroe Street

                  Suite 1600
                  Chicago, Illinois  60661-3693
                  Facsimile:    (312) 902-1061
                  Attention:    Robert Brantman

If to a holder of this Warrant, to the address and facsimile number set forth for such holder on the Schedule of Buyers to the Securities Purchase Agreement, with copies to such holder's representatives as set forth on such Schedule of Buyers, or at such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice to the other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt or deposit in the U.S. mail, as the case may be, (A) given by the recipient of such notice, consent, waiver or other communication,
(B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission, (C) provided by a nationally recognized overnight delivery service or (D) the date stamped return receipt received by the Company shall be rebuttable evidence of personal service, receipt by facsimile, receipt from a nationally recognized overnight delivery service or deposit in the U.S. mail in accordance with clause (i), (ii), (iii) or (iv) above, respectively.

     Section 12. AMENDMENTS AND WAIVERS. Except as otherwise provided herein, the provisions of this Warrant and of the other outstanding Warrants may be amended or waived if the Company has obtained the written consent of the holders of Warrants representing a majority of the Warrant Shares obtainable upon exercise of the Warrants then outstanding.

     Section 13. EXPIRATION DATE. This Warrant, in all events, shall be wholly void and of no force or effect whatsoever after the Company's normal close of business on the Expiration Date, except that notwithstanding any other provisions hereof, the provisions of Section 7 hereof shall continue in full force and effect after such date as to any Warrant Shares or other securities issued upon the exercise of this Warrant.

     Section 14. DESCRIPTIVE HEADINGS; GOVERNING LAW. The descriptive headings of the several sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporate laws of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed by Jude M. Sullivan, its Senior Vice President and General Counsel, as of the ___ day of ______________, 2002.

                                     DIVINE, INC.

                                     By:
                                        ----------------------------------------
                                     Name:   Jude M. Sullivan
                                     Title:  Senior Vice President and
                                             General Counsel

                              EXHIBIT A TO WARRANT

                                SUBSCRIPTION FORM

        TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS WARRANT

                                  divine, inc.

     The undersigned holder hereby exercises the right to purchase _________________ of the shares of Series B Convertible Preferred Stock ("WARRANT SHARES") of divine, inc., a Delaware corporation (the "COMPANY"), evidenced by the attached Warrant (the "WARRANT"). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

     1. Form of Warrant Exercise Price. The Holder intends that payment of the Warrant Exercise Price shall be made as:

          ____________      "Cash Exercise" with respect to _________________
                             Warrant Shares; and/or

          ____________      "Cashless Exercise" with respect to ________________
                            Warrant Shares (to the extent permitted by the terms of the Warrant).

     2. Payment of Warrant Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $___________________ to the Company in accordance with the terms of the Warrant.

     3. Delivery of Warrant Shares. The Company shall deliver to the holder __________ Warrant Shares in accordance with the terms of the Warrant.

Date: ________________, ______

---------------------------
Name of Registered Holder

By:

     Name:
     Title:

                              EXHIBIT B TO WARRANT

                              FORM OF WARRANT POWER

FOR VALUE RECEIVED, the undersigned does hereby assign and transfer to ________________, Federal Identification No. __________, a warrant to purchase
____________ shares of Series B Convertible Preferred Stock of divine, inc., a Delaware corporation, represented by warrant certificate no. _____, standing in the name of the undersigned on the books of said corporation. The undersigned does hereby irrevocably constitute and appoint ______________, attorney to transfer the warrants of said corporation, with full power of substitution in the premises.

Dated:  _________, 200_

                                              ----------------------------------

                                              Name:
                                                     ---------------------------
                                              Title:
                                                     ---------------------------

                                                                     Exhibit 4.3

                                 AMENDMENT No. 3
                                       TO
                                RIGHTS AGREEMENT

         THIS AMENDMENT No. 3 TO RIGHTS AGREEMENT (the "Amendment"), dated as of May 29, 2002, is between divine, inc., a Delaware corporation formerly known as divine interVentures, inc. (the "Company"), and Computershare Investor Services, LLC, a Delaware limited liability company (the "Rights Agent").

                                    RECITALS

                  A. The Company and the Rights Agent are parties to a Rights Agreement dated as of February 12, 2001, as amended by Amendment No. 1 dated as of July 8, 2001, and Amendment No. 2 dated as of August, 15, 2001 (as amended, the "Rights Agreement");

                  B. Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may supplement or amend the Rights Agreement from time to time in accordance with the provisions of Section 27 thereof;

                  C. The Company has entered into a Securities Purchase Agreement dated on or about May 28, 2002 (the "Securities Purchase Agreement") pursuant to which the Company will issue shares of its Series B Convertible Preferred Stock (the "Series B Preferred Stock") to certain persons identified therein as "Buyers" (including, but not limited to, Oak Investment Partners X, Limited Partnership; Oak X Affiliates Fund, Limited Partnership; Oak Investment Partners IX, Limited Partnership; Oak IX Affiliates Fund, Limited Partnership; and Oak IX Affiliates Fund-A, Limited Partnership);

                  D. The Board of Directors of the Company has determined that the issuance and sale of its Series B Preferred Stock and the other transactions contemplated by the Securities Purchase Agreement are fair to and in the best interests of the Company and its stockholders; and

                  E. The Board of Directors of the Company has determined that it is desirable to amend the Rights Agreement in connection with the transactions contemplated by the Securities Purchase Agreement.

                                   AGREEMENTS

                  Accordingly, the parties agree as follows:

                  1. AMENDMENT OF SECTION l(a). The definition of "Acquiring Person" in Section l(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

         (a) "ACQUIRING PERSON" shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15% or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company, or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (iv) any Person who becomes the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company unless and until such Person, after becoming aware that such

Person has become the Beneficial Owner of fifteen percent (15%) or more of the then outstanding shares of Common Stock, acquires beneficial ownership of additional shares of Common Stock representing one percent (1%) or more of the shares of Common Stock then outstanding, (v) any Person who is or becomes a party to that certain Securities Purchase Agreement, dated on or about May 28, 2002, by and among the Company and the Persons identified therein as "Buyers" (including, but not limited to, Oak Investment Partners X, Limited Partnership; Oak X Affiliates Fund, Limited Partnership; Oak Investment Partners IX, Limited Partnership; Oak IX Affiliates Fund, Limited Partnership; Oak IX Affiliates Fund-A, Limited Partnership; and their Affiliates or Associates), but only to the extent such Person would become an Acquiring Person due to the Beneficial Ownership of Common Stock issued or issuable upon conversion of Series B Convertible Preferred Stock issued pursuant to such Securities Purchase Agreement, or (vi) any Person which beneficially owns 10% or more of the shares of Common Stock outstanding on February 12, 2001, unless and until such time as such Person together with its Affiliates and Associates, directly or indirectly, becomes the Beneficial Owner of 20% or more of the shares of Common Stock then outstanding, in which event such Person shall immediately become an Acquiring Person.

                  2. EFFECTIVENESS. This Amendment shall be deemed effective as of May 29, 2002, as if executed on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

                  3. MISCELLANEOUS. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely within the State of Delaware. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant, or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

        [The remainder of this page has been intentionally left blank.]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

                                  DIVINE, INC.

                                  By /s/ Michael P. Cullinane
                                     -------------------------------------------
                                     Name:  Michael P. Cullinane
                                     Title: Executive Vice President, Chief
                                            Financial Officer, and Treasurer

                                  COMPUTERSHARE INVESTOR SERVICES, LLC


                                  By /s/ Tod C. Shafer
                                     -------------------------------------------
                                     Name:  Tod C. Shafer
                                     Title: Relationship Manager

                                                                    Exhibit 10.1

                          REGISTRATION RIGHTS AGREEMENT

     REGISTRATION RIGHTS AGREEMENT (this "AGREEMENT"), dated as of May 31, 2002, is by and among divine, inc., a Delaware corporation, with headquarters located at 1301 North Elston Avenue, Chicago, Illinois 60622 (the "COMPANY"), and the undersigned buyers (each, a "BUYER" and collectively, the "BUYERS").

                                    RECITALS

     A. In connection with, and pursuant to, that certain Securities Purchase Agreement dated as of May 29, 2002 by and among the parties hereto (the "SECURITIES PURCHASE AGREEMENT"), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Buyers at the Initial Closing shares of Series B Convertible Preferred Stock, par value $0.001 per share (the "SERIES B PREFERRED STOCK"), of the Company (the "INITIAL PREFERRED SHARES"), which shall be convertible into shares of Class A Common Stock, par value $0.001 per share (the "COMMON STOCK"), of the Company (as converted, the "INITIAL CONVERSION SHARES") in accordance with the terms of the Company's Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock (the "CERTIFICATE OF DESIGNATIONS"). Capitalized terms used, and not otherwise defined, herein shall have the respective meanings set forth in the Securities Purchase Agreement.

     B. In connection with, and pursuant to the Securities Purchase Agreement, the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Buyers shares of the Company's Series B Preferred Stock (the "MANDATORY PREFERRED SHARES"), which shall be convertible into shares of Common Stock (as converted, the "MANDATORY CONVERSION SHARES") in accordance with the terms of the Certificate of Designations, and warrants (the "WARRANTS") to purchase shares of the Company's Series B Preferred Stock (as exercised, the "WARRANT PREFERRED SHARES"), which Warrant Preferred Shares shall be convertible into shares of Common Stock (as converted, the "WARRANT CONVERSION SHARES") in accordance with the terms of the Certificate of Designations.

     C. To induce the Buyers to execute, deliver and perform the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 ACT"), and applicable state securities laws.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

     1.   DEFINITIONS.

          In addition to the capitalized terms elsewhere defined herein, the following terms, when used herein, shall have the following meanings, unless the context otherwise requires:

          a. "ADDITIONAL REGISTRABLE SECURITIES" means (i) the Warrant Conversion Shares issued or issuable upon conversion of the Warrant Preferred Shares and (ii) any shares of capital stock issued or issuable with respect to the Warrant Conversion Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise; PROVIDED, HOWEVER, that Additional Registrable Securities shall not include any such shares (a) which have been disposed of pursuant to an effective registration statement under the 1933 Act, (b) sold or otherwise transferred in a transaction in which the rights under the provisions of this Agreement have not been assigned, or (c) which have been sold under Rule 144.

          b. "ADDITIONAL REGISTRATION STATEMENT" means a registration statement or registration statements of the Company filed under the 1933 Act covering the Additional Registrable Securities.

          c. "EFFECTIVENESS DEADLINE" means the Initial Effectiveness Deadline and the Additional Effectiveness Deadline, as applicable.

          d. "FILING DEADLINE" means the Initial Filing Deadline or any Additional Filing Deadline, as applicable.

          e. "INITIAL REGISTRABLE SECURITIES" means (i) the Initial Conversion Shares issued or issuable upon conversion of the Initial Preferred Shares, (ii) the Mandatory Conversion Shares issued or issuable upon conversion of the Mandatory Preferred Shares and (iii) any shares of capital stock issued or issuable with respect to the Initial Conversion Shares and the Mandatory Conversion Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise; PROVIDED, HOWEVER, that Initial Registrable Securities shall not include any such shares (a) which have been disposed of pursuant to an effective registration statement under the 1933 Act, (b) sold or otherwise transferred in a transaction in which the rights under the provisions of this Agreement have not been assigned, or (c) which have been sold under Rule 144.

          f. "INITIAL REGISTRATION STATEMENT" means a registration statement or registration statements of the Company filed under the 1933 Act covering the Initial Registrable Securities.

          g. "INVESTOR" means a Buyer, any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 8(b) and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 8(b).

          h. "PERSON" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, other entity, an unincorporated organization and a governmental or any department or agency thereof.

          i. "REGISTER," "REGISTERED," and "REGISTRATION" refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis ("RULE 415"), and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

          j. "REGISTRABLE SECURITIES" means the Initial Registrable Securities and the Additional Registrable Securities, as applicable.

          k. "REGISTRATION STATEMENT" means the Initial Registration Statement and the Additional Registration Statement, as applicable.

          l.   "RULE 144" means Rule 144 promulgated by the SEC.

          m.   "SEC" means the United States Securities and Exchange Commission.

     2.   REGISTRATION.

          a.   MANDATORY REGISTRATION.

               (i) INITIAL MANDATORY REGISTRATION. The Company shall prepare, and, as soon as reasonably practicable but in no event later than the earlier of (i) 45 days prior to the first anniversary of the Initial Closing Date or (ii) 30 days after the expiration of the lock-up provisions set forth in Section 4(m) of the Securities Purchase Agreement pursuant to
     Section 4(m)(i)(2) therein (the "LOCK-UP EXPIRATION") if Form S-3 is available for the Initial Registration Statement or 60 days after the Lock-Up Expiration if Form S-3 is unavailable for such registration (the "INITIAL FILING DEADLINE"), file with the SEC the Initial Registration Statement on Form S-3 covering the resale of all of the Initial Registrable Securities. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(d). The Initial Registration Statement prepared pursuant hereto shall register for resale at least that number of shares of Common Stock equal to the aggregate number of Initial Registrable Securities issued and outstanding or deemed issued and outstanding on an as-converted basis as of the trading day immediately preceding the date the Initial Registration Statement is initially filed with the SEC (as if all of the Initial Preferred Shares and the Mandatory Preferred Shares then issuable under the Securities Purchase Agreement were issued and outstanding on such date), subject to adjustment as provided in Section 2(e). The Company shall use its best efforts to have the Initial Registration Statement declared effective by the SEC as soon as reasonably practicable, but in no event later than the first anniversary of the Initial Closing Date (the "INITIAL EFFECTIVENESS DEADLINE").

               (ii) ADDITIONAL MANDATORY REGISTRATION. The Company shall prepare, and, as soon as practicable but in no event later than the later of (i) the date which is 30 days after the exercise date of any Warrants if Form S-3 is available for such registration and 60 days after the exercise date of any Warrants if Form S-3 is unavailable for such registration and
     (ii) the earlier of (x) 30 days after the Lock-Up Expiration if Form S-3 is available for such registration or 60 days after the Lock-Up Expiration if Form S-3 is unavailable for such registration and (y) the first anniversary of the Initial Closing Date (each, an "ADDITIONAL FILING DEADLINE"), file with the SEC an Additional Registration

     Statement on Form S-3 covering the resale of all of the Additional Registrable Securities relating to such exercised Warrants. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of Section 2(d). Each such Additional Registration Statement prepared pursuant hereto shall register for resale at least that number of shares of Common Stock equal to the aggregate number of Additional Registrable Securities relating to such exercised Warrants issued and outstanding or deemed issued and outstanding on an as-converted basis as of the trading day immediately preceding the date the Additional Registration Statement is initially filed with the SEC subject to adjustment as provided in Section 2(e). The Company shall use its best efforts to have each such Additional Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the later of (i) the date which is 90 days after the exercise date of the applicable Warrants and (ii) the first anniversary of the Mandatory Closing Date (each an "ADDITIONAL EFFECTIVENESS DEADLINE").

          b.   [INTENTIONALLY OMITTED]

          c. LEGAL COUNSEL. Subject to Section 5 hereof, the Buyers holding a majority of the Registrable Securities, Preferred Shares and Warrants (on an as converted, as exercised basis) shall have the right to select one legal counsel to review and oversee any offering pursuant to this Section 2 ("LEGAL COUNSEL"), which shall be Wilson Sonsini Goodrich & Rosati or such other counsel as thereafter designated by the holders of a majority of the Registrable Securities. The Company shall reasonably cooperate with Legal Counsel in performing the Company's obligations under this Agreement.

          d. INELIGIBILITY FOR FORM S-3. In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the holder of a majority of the Registrable Securities and (ii) undertake to register the Registrable Securities on Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the SEC.

          e. SUFFICIENT NUMBER OF SHARES REGISTERED. In the event that the number of shares available under a Registration Statement filed pursuant to
Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement, the Company shall amend the Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least 110% of the aggregate number of the Registrable Securities required to be covered by such Registration Statement as of the trading day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) days after the necessity therefor arises. The Company shall use it best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.

          f. EFFECT OF FAILURE TO FILE AND OBTAIN AND MAINTAIN EFFECTIVENESS OF REGISTRATION STATEMENT. If (i) a Registration Statement covering Registrable Securities required to be filed by the Company pursuant to this Agreement is not declared effective by the SEC on or before the applicable Effectiveness Deadline or (ii) on any day after the Registration Statement has been declared effective by the SEC sales of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(m))) pursuant to the Registration Statement (including, without limitation, because of a failure to keep the Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to the Registration Statement or to register sufficient shares of Common Stock), then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying shares of Common Stock (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each Buyer then holding Registrable Securities (or Preferred Shares or Warrants that are exercisable for, directly or indirectly, Registrable Securities) covered by such Registration Statement an amount in cash equal to two percent (2%) of the portion of the Purchase Price attributable to such Registrable Securities (or Preferred Shares or Warrants that are exercisable for, directly or indirectly, Registrable Securities) then held by such Buyer, for each thirty (30) day period the applicable Registration Statement is not effective or available (other than during an Allowable Grace Period) for the sale of at least all the Registrable Securities required to be included on such Registration Statement (or a lesser pro rata payment amount if such period is less than thirty (30) days); provided however, that notwithstanding anything in this Agreement to the contrary, the parties hereto hereby agree that, with respect to any underwritten registration hereunder, the applicable Effectiveness Deadline and Allowable Grace Period, as the case may be, shall be automatically extended to the extent a delay is caused by the underwriter or the underwriting process, including, but not limited to, any failure to register any Registrable Securities in said registration as a result of an underwriter's cut-back under Section 2(h) hereof. The payments to which a holder shall be entitled pursuant to this Section 2(f) are referred to herein as "REGISTRATION DELAY PAYMENTS." Registration Delay Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Registration Delay Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Registration Delayed Payments is cured.

          g. SELECTION OF UNDERWRITERS. The Buyers holding a majority of the Registrable Securities, Preferred Shares and Warrants (on an as converted, as exercised basis) shall have the right to select an underwriter(s), if any, for the Registrable Securities to be registered pursuant to Section 2(a), subject to the Company's written approval of such underwriter, such written approval not to be unreasonably withheld.

          h. In the event that a registration hereunder is underwritten, if a representative of the underwriters advises the Investors in writing that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) because the number of securities to be underwritten is likely to have an adverse effect on the price, timing or the distribution of securities to be offered, then the number of securities that may be included in the underwriting shall be allocated, first, to the Investors on a pro rata basis based on the total number of Registrable Securities held by the Investors and second to the Company and other holders of registration rights to the extent they are participating in such offering. Any

Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

     3.   RELATED OBLIGATIONS.

          At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a) or 2(e), the Company will use its best efforts to effect the registration of the Registrable Securities covered by such Registration Statement in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

          a. The Company shall promptly prepare and file with the SEC a Registration Statement with respect to the applicable Registrable Securities (but in no event later than the applicable Filing Deadline) and use its best efforts to cause such Registration Statement relating to the applicable Registrable Securities to become effective as soon as practicable after such filing (but in no event later than the applicable Effectiveness Deadline). The Company shall use its best efforts to keep each Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or successor thereto) promulgated under the 1933 Act or (ii) the date on which the Investors shall have sold all the Registrable Securities covered by such Registration Statement (each, a "REGISTRATION PERIOD"), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

          b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Securities Exchange Act of 1934, as amended (the "1934 ACT"), the Company shall have incorporated such report by reference into the Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement.

          c.   The Company shall permit Legal Counsel to review and comment upon
(i) the Initial Registration Statement and any Additional Registration Statement prior to its filing with the SEC and (ii) all other Registration Statements and all amendments and supplements to all Registration Statements (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any similar or successor reports) prior to their filing with the SEC. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be withheld unless Legal Counsel has reasonable objections to disclosures in the Registration Statement relating to (I) the Registrable Securities, the Preferred Shares or the Warrants or (II) the Investors. The Company shall furnish to Legal Counsel, without charge, (i) any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel in performing the Company's obligations pursuant to this Section 3.

          d. The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, such number of copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) as they may reasonably request and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

          e. The Company shall use its best efforts to cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities pursuant to a Registration Statement; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction.

          f. The Company shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver such number of copies of such supplement or amendment to Legal Counsel and each Investor as Legal Counsel or such Investor may reasonably request. The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

          g. The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

          h. The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

          i. The Company shall provide a transfer agent and registrar of all such Registrable Securities not later than the effective date of the applicable Registration Statement.

          j. The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

          k. Within five (5) Business Days after a Registration Statement which covers applicable Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC in the form attached hereto as EXHIBIT A.

          l. The Company shall take all other actions reasonably necessary to expedite and facilitate disposition by Investors of Registrable Securities pursuant to a Registration Statement.

          m. Notwithstanding anything to the contrary in Section 3(g), at any time after the applicable Registration Statement has been declared effective by the SEC, the Company may suspend the use or effectiveness of any Registration Statement (a "GRACE PERIOD") (and the Investors hereby agree not to offer or sell any Registrable Securities pursuant to such

Registration Statement during such Grace Period) if there is material non-public information about the Company that the Company reasonably determines not to be in the best interests of the Company to disclose and that the Company is not otherwise required to disclose; provided, that the Company shall promptly (i) notify the Investors in writing of such suspension and the date on which the Grace Period will begin and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed forty-five (45) consecutive days and during any 365 day period such Grace Periods shall not exceed an aggregate of ninety (90) days provided that no Grace Period arising out of the same set of facts, circumstances or transactions shall be permitted for consecutive forty-five (45) day periods of days (an "ALLOWABLE GRACE PERIOD"). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the holders receive the notice referred to in clause (i) and shall end on and include the later of the date the holders receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material non-public information is no longer applicable.

          n. In the event of any underwritten public offering, the Company shall enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter(s) of such offering. Each Investor participating in such underwriting shall also enter into and perform its obligations pursuant to such an agreement.

          o. The Company shall obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any) in customary form addressed to the Investors and the underwriters, if any, covering such matters as are customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by the Investors and such underwriters (it being agreed that the matters to be covered by such opinion or a written statement by such counsel delivered in connection with such opinions shall include, without limitation, an opinion, subject to reasonable and customary qualifications as of the date of the opinion and as of the effective date of the Registration Statement relating to the registration or most recent post-effective amendment thereto, as the case may be, regarding the absence from such registration statement and the prospectus included therein, as then amended or supplemented, including the documents incorporated by reference therein, of an untrue statement of a material fact or the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading).

          p. The Company shall obtain "comfort letters" and updates thereof from the independent public accountants of the Company (and, if necessary, any other independent public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to the Investors and the underwriters, in customary form and covering matters of the type customarily covered in comfort letters in connection with primary underwritten offerings.

          q. The Company shall deliver such other customary documents and certificates as may be reasonably requested by the Investors and the managing underwriters, if any, including those to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company.

          r. Promptly after the filing of a Registration Statement hereunder, the Company shall promptly secure the listing of all of the Registrable Securities covered by such Registration Statement upon each national securities exchange and automated quotation system, if any, upon which shares of Common Stock shall be so listed (subject to notice of issuance) and shall maintain, so long as any other shares of Common Stock shall be so listed, such listing of such Registrable Securities.

     4.   OBLIGATIONS OF THE INVESTORS.

          a. At least three (3) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company reasonably requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

          b. Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor no longer holds any Registrable Securities or has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement.

          c. Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required and, if so directed by the Company, such Investor shall deliver to the Company, or destroy all copies in such Investor's possession, any prospectus covering such Registrable Securities current at the time of receipt of such notice. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor's receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f) and for which the Investor has not yet settled.

     5.   EXPENSES OF REGISTRATION.

          All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, fees and disbursements of Legal Counsel (up to an aggregate of $10,000) in connection with registration filing or qualification pursuant to Sections 2 and 3 of this Agreement and fees and disbursements of counsel for the Company shall be paid by the Company.

     6.   INDEMNIFICATION.

     In the event any Registrable Securities are included in a Registration Statement under this Agreement:

          a. The Company agrees to indemnify, to the fullest extent permitted by law, each Investor participating in the registration, and each of its partners, members, managers, officers and directors and each Person who controls such holders (within the meaning of the 1933 Act) against all losses, claims, damages, liabilities and expenses (including without limitation, attorneys' fees) ("LIABILITIES") caused by (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement or any prospectus or preliminary prospectus or amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, 1934 Act, or any state securities law, in each case in connection with such registration, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Investor expressly for use therein or by such Investor's failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereof or thereto after the Company has furnished such Investor with a sufficient number of copies of the same. The payments required by this Section 6(a) will be made periodically during the course of the investigation or defense, as and when bills are received or expenses incurred.

          b. Each Investor participating in a registration shall furnish to the Company in writing such information and affidavits as the Company reasonably requests relating to information about the Investor for use in connection with any Registration Statement or any prospectus, preliminary prospectus, amendment or supplement thereof or thereto relating thereto and, to the fullest extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the 1933 Act) against any Liabilities resulting from any untrue or alleged untrue statement of material fact contained in such Registration Statement or any prospectus, preliminary prospectus, amendment or supplement thereof or thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission related to such Investor and is contained in any information or affidavit so furnished in writing by such Investor specifically for use in such Registration Statement or any prospectus, preliminary prospectus, amendment or supplement thereof or thereto; PROVIDED that the obligation to indemnify hereunder will be several, not joint and several, among the Investors holding such Registrable Securities, and the liability of each such Investor under this Section 6 shall be limited to the net amount received by such Investor from the sale of Registrable Securities pursuant to such Registration Statement.

          c. PROCEDURE. Any Person entitled to indemnification hereunder shall
(i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification, provided any such failure shall not relieve the indemnifying party of liability hereunder, except to the extent that the indemnifying party is prejudiced or injured by such failure, and (ii) unless in such indemnified party's reasonable judgment an actual or potential conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party an actual or potential conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect to which (x) any indemnified party is or could have been a party and (y) indemnity has or could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability for claims that are the subject matter of such proceeding.

          d. CONTRIBUTION. To the extent any indemnification by an indemnifying party provided for in this Section 6 is prohibited or limited by law, the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Liabilities in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the statements or omissions which resulted in such Liabilities, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section(d) were determined solely by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

          e. SURVIVAL. The indemnification and contribution provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities.

     7. COMPLIANCE WITH RULE 144. At the request of an Investor proposing to sell securities in compliance with Rule 144, the Company will (i) forthwith furnish to such Investor, upon request, a written statement of compliance with the filing requirements of the SEC as set forth in Rule 144, as such rule may be amended from time to time, and (ii) use its reasonable best efforts to make available to the public and such Investor such information as will enable such Investor to make sales pursuant to Rule 144.

     8.   MISCELLANEOUS.

          a. OTHER REGISTRATION RIGHTS. The Company may hereafter grant to any Person or Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the holders of the Registrable Securities; provided, however, the securities held by such Person or Persons may not have priority over Registrable Securities under
Section 2(h).

          b. ASSIGNMENT OF REGISTRATION RIGHTS. The registration rights of the Holder under this Agreement with respect to any Registrable Securities may be assigned to any Person who acquires such Registrable Securities; PROVIDED that
(a) the Investor shall give the Company written notice at or prior to the time of such assignment stating the name and address of the assignee and identifying the shares with respect to which the rights under this Agreement are being assigned; (b) such assignee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound to the same extent and in the same capacity as the Investor by the provisions of this Agreement; and (c) such assignee acknowledges, immediately following such assignment, the further disposition of such securities by such assignee is restricted under the 1933 Act.

          c. SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, all covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective permitted successors and assigns of the parties hereto, whether so expressed or not.

          d. SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

          e. DESCRIPTIVE HEADINGS. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a part of, and shall not be utilized in interpreting, this Agreement.

          f. NOTICES. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); (iii) one (1) Business Day after deposit with a nationally recognized overnight delivery service or (iv) five (5) days after deposit in the U.S. mail, return receipt requested, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

          If to the Company:

               divine, inc.
               1301 North Elston Avenue
               Chicago, Illinois 60622
               Facsimile:  (773) 394-6603
               Attention:  Jude M. Sullivan

          With a copy to:

               Katten Muchin Zavis Rosenman
               525 West Monroe Street
               Suite 1600
               Chicago, Illinois 60661-3693
               Facsimile:  (312) 902-1061
               Attention:  Robert J. Brantman, Esq.

          If to Legal Counsel:

               Wilson Sonsini Goodrich & Rosati
               650 Pax Mill Road
               Palo Alto, California 94304
               Facsimile:  (650) 403-6811
               Attention:  Robert G. Day

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt or deposit in the U.S. mail, as the case may be, (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission, (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service or (D) by a signed return receipt in accordance with clause
(i), (ii), (iii), or (iv) above, respectively.

          g. GOVERNING LAW. The corporate laws of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Delaware. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the State of Delaware, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          h. AMENDMENTS AND WAIVERS. The provisions of this Agreement may be amended upon the written agreement of the Company and the Investors holding a majority of the Registrable Securities, determined as if all of the Preferred Shares and the Warrants then outstanding have been converted into or exercised for Registrable Securities without regard to any limitations on conversion of the Preferred Shares or the exercise of the Warrants. Any waiver, permit, consent or approval of any kind or character on the part of any holders of any provision or condition of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in writing.

          i. FINAL AGREEMENT. This Agreement, constitutes the complete and final agreement of the parties concerning the matters referred to herein and supersedes all prior agreements and understandings.

          j. EXECUTION. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

          k. CONSENTS. All consents and other determinations to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by Investors holding a majority of the Registrable Securities, determined as if all of the Preferred Shares and the Warrants then outstanding have been converted into or exercised for Registrable Securities without regard to any limitations on conversion of the Preferred Shares or the exercise of the Warrants.

          l. CONSTRUCTION. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

          m. SUCCESSORS AND ASSIGNS. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

                                   * * * * * *

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                                    COMPANY:

                                     divine, inc.


                                     By:        Jude M. Sullivan
                                        ------------------------------
                                        Name:   Jude M. Sullivan
                                        Title:  Senior Vice President and
                                                General Counsel

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                                     BUYERS:

                                     OAK INVESTMENT PARTNERS IX, LIMITED
                                     PARTNERSHIP

                                     /s/ Fredric W. Harman
                                     -------------------------------------------
                                     Fredric W. Harman
                                     Managing Member of Oak Associates IX, LLC
                                     The General Partner of Oak Investment
                                     Partners IX, Limited Partnership

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                                     BUYERS:

                                     OAK IX AFFILIATES FUND, LIMITED PARTNERSHIP

                                     /s/ Fredric W. Harman
                                     -------------------------------------------
                                     Fredric W. Harman
                                     Managing Member of Oak IX Affiliates, LLC
                                     The General Partner of Oak IX Affiliates
                                     Fund, Limited Partnership

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                             BUYERS:

                             OAK IX AFFILIATES FUND-A, LIMITED PARTNERSHIP

                             /s/ Fredric W. Harman
                             ---------------------------------------------------
                             Fredric W. Harman
                             Managing Member of Oak IX Affiliates, LLC
                             The General Partner of Oak IX Affiliates Fund-A, Limited Partnership

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                             BUYERS:

                             OAK INVESTMENT PARTNERS X, LIMITED PARTNERSHIP

                             /s/ Fredric W. Harman
                             ---------------------------------------------------
                             Fredric W. Harman
                             Managing Member of Oak Associates X, LLC
                             The General Partner of Oak Investment Partners X, Limited Partnership

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                             BUYERS:

                             OAK X AFFILIATES FUND, LIMITED PARTNERSHIP

                             /s/ Fredric W. Harman
                             ---------------------------------------------------
                             Fredric W. Harman
                             Managing Member of Oak X Affiliates, LLC
                             The General Partner of Oak X Affiliates Fund, Limited Partnership

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                             BUYERS:


                             ---------------------------------------------------
                             Peter Lynch

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                             BUYERS:

                             /s/ Andrew J. Filipowski
                             ---------------------------------------------------
                             Andrew J. Filipowski

     IN WITNESS WHEREOF, the Buyers and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

                             BUYERS:


                             ---------------------------------------------------

                             By:
                                 -----------------------------------------------
                                 Name:
                                       -----------------------------------------
                                 Its:
                                       -----------------------------------------

                                                                       EXHIBIT A

                         FORM OF NOTICE OF EFFECTIVENESS
                            OF REGISTRATION STATEMENT

[TRANSFER AGENT]
ATTN: _________________

          RE:   divine, inc.

Ladies and Gentlemen:

     We are counsel to divine, inc., a Delaware corporation (the "COMPANY"), and have represented the Company in connection with that certain Securities Purchase Agreement (the "PURCHASE AGREEMENT") entered into by and among the Company and the buyers named therein (collectively, the "HOLDERS") pursuant to which the Company issued to the Holders shares of its Series B Convertible Preferred Stock, par value $0.001 per share, (the "PREFERRED SHARES") convertible into shares of the Company's Class A Common Stock, par value $0.001 per share (the "COMMON STOCK"), and warrants to purchase shares of the Series B Convertible Preferred Stock of the Company (the "WARRANT PREFERRED SHARES"), subject to adjustment (the "WARRANTS"). Pursuant to the Purchase Agreement, the Company also has entered into a Registration Rights Agreement with the Holders (the "REGISTRATION RIGHTS AGREEMENT") pursuant to which the Company agreed, subject to the terms and conditions thereof, among other things, to register the Registrable Securities (as defined in the Registration Rights Agreement), including the shares of Common Stock issuable upon conversion of the Preferred Shares and conversion of the Warrant Preferred Shares issued upon the exercise of the Warrants, under the Securities Act of 1933, as amended (the "1933 ACT"). In connection with the Company's obligations under the Registration Rights Agreement, on _____________, 200_, the Company filed a Registration Statement on Form S-3 (File No. 333-_____________) (the "REGISTRATION STATEMENT") with the Securities and Exchange Commission (the "SEC") relating to the Registrable Securities subject to the Conversion Notice attached hereto which names each of the Holders as a selling stockholder thereunder.

     In connection with the foregoing, we advise you that a member of the SEC's staff has advised us by telephone that the SEC has entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS] and we have no knowledge, after telephonic inquiry of a member of the SEC's staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC and the Registrable Securities subject to the Conversion Notice attached hereto are available for resale under the 1933 Act pursuant to the Registration Statement.

                                          Very truly yours,

                                          Katten Muchin Zavis Rosenman

                                          By:
                                             -----------------------------------

cc:  [LIST NAMES OF HOLDERS]

                                                                   EXHIBIT 99.1

                                                NEWS RELEASE

www.divine.comNASDAQ
              :DVIN


divine Contacts            Media Inquiries:          International Media:
Individual Investors:      Susan Burke/Anne Schmitt  Chris Blaik
Brenda Lee Johnson         Direct: 773.394.6746/6827 Direct: +44 0 20 7070 9520
Direct: 773.394.6873       susan.burke@divine.com    Chris.blaik@divine.com
Brenda.Johnson@divine.com  anne.schmitt@divine.com

FOR IMMEDIATE RELEASE

         DIVINE SECURES OVER $61 MILLION IN NEW EQUITY FINANCING LED BY
                             OAK INVESTMENT PARTNERS

                     divine Positioned for Profitable Growth

CHICAGO - May 30, 2002 - divine, inc., (Nasdaq: DVIN), a leading provider of solutions for the extended enterprise, today announced that it has secured equity financing totaling more than $61 million from a group led by Oak Investment Partners, one of America's oldest and largest venture capital firms. This investment, in combination with ongoing expense reduction efforts, positions divine to achieve its goal of profitability by the fourth quarter with substantial cash reserves.

"During the past year, we have aggressively executed upon our strategy of building a critical mass of offerings to support the Extended Enterprise. The divine management team is very proud of the progress we have made so far, and customers are responding enthusiastically both to our vision of the extended enterprise and our best-of-breed products and services that address this market need," said divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski. "Oak Investment Partners shares our belief in the exceptional potential of this market and the ongoing consolidation opportunities, and recognizes divine's leadership position in it. This investment from Oak provides divine with funding sufficient to carry out our strategy and is principally intended to assure customers of our strong financial position."

Oak Investment Partners and other investors have agreed to purchase over $61 million of preferred divine stock, which is convertible into common stock at a conversion price of $6 per share. Under the terms of the investment documents, the investors have agreed to purchase approximately $23.0 million in convertible preferred stock of divine immediately, and have agreed to purchase an additional $38.0 million in convertible preferred stock after divine's stockholders approve the second purchase. At the funding of the second purchase, the investors will also receive warrants to purchase approximately $9.5 million in divine stock. Assuming the conversion of the convertible preferred stock and warrants into divine common stock and the completion of divine's one-for-twenty-five reverse stock split, the investors will acquire approximately 3,823,000 divine common shares in the first purchase, up to approximately 6,333,000 shares in the second purchase, and will have the right to purchase 1,583,000 shares by exercising the warrant. Under the terms of the financing, the convertible preferred stock held by the investors will vote as-if-converted with divine's common stock. The investors have agreed not to transfer divine shares for one year after the investment. Oak also will be entitled to appoint up to two directors to divine's Board of Directors. The second purchase is subject to approval by divine's shareholders; divine expects to obtain shareholder approval prior to July 31, 2002.

Oak Investment Partners has sponsored more than 350 companies with aggregate annual revenues in excess of $100 billion. The firm targets rapidly growing companies that address large, dislocating or expanding new markets and have experienced management teams and business models that are expected to deliver long-term value for shareholders. Among the companies it has funded include Compaq, Informix, Inktomi, ILOG, Parametric, Polycom, Sybase, Synopsys, Wellfleet and Wireless Facilities, Inc.

"divine has assembled the right mix of enterprise applications and service offerings to address a significant opportunity in the emerging extended enterprise market," said Fredric Harman, general partner of Oak Investment Partners. "This opportunity, combined with our confidence in the divine management team's ability to execute, makes divine a very attractive investment for Oak. We are impressed with the market position divine has established to date and believe this additional financing round provides the company with a strong capital base to achieve its financial and business goals."

divine also announced that, due to the continued success of the ongoing integration of its acquired businesses, it expects to be able to further reduce annual expenses by an additional $40 million in the second quarter. This is in addition to the $45 million in previously announced consolidation savings achieved during the first and second quarters.

"We have committed all along to reducing our cash burn by reducing overhead associated with our acquisitions and through ongoing expense reductions. As a result of these actions, we will have eliminated approximately $85 million in additional annual expenses by the second quarter, representing a significant step toward achieving profitability by the fourth quarter," said Chief Financial Officer Michael Cullinane. "We believe that, with the cash received in this investment combined with the cash we anticipate receiving at the close of our acquisitions of Viant Corporation and Delano Technology, we will have in excess of $180 million in cash in July. This level of cash reserves is well above our operational requirements but required in this market to assure customers."

About divine, inc.

divine, inc., (Nasdaq: DVIN) is focused on extended enterprise solutions. Through professional services, software services and managed services, divine extends business systems beyond the edge of the enterprise throughout the entire value chain, including suppliers, partners and customers. divine offers single-point accountability for end-to-end solutions that enhance profitability through increased revenue, productivity, and customer loyalty. The company provides expertise in collaboration, interaction, and knowledge solutions that enlighten, empower and extend enterprise systems.

Founded in 1999, divine focuses on Global 5000 and high-growth middle market firms, government agencies, and educational institutions, and currently serves over 20,000 customers. For more information, visit the company's Web site at www.divine.com.

                                     # # #

(c) 2002 divine, inc. divine is a trademark of divine, inc. All other trademarks, trade names and service marks referenced herein are the properties of their respective companies.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to: divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to successfully implement its acquisition strategy, including its ability to integrate the operations, personnel, products, and technologies of, and address the risks associated with, acquired companies; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; divine's ability to retain key personnel; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or become insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For further information about these and other risks, uncertainties, and contingencies, please review the disclosure under the captions "Risk Factors" and "Special Note on Forward-Looking Statements" in divine's most recent Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.

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